As filed with the Securities and Exchange Commission on July
2
, 2026
No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

INMED PHARMACEUTICALS INC.
(Exact name of registrant as specified in its charter)

British Columbia, Canada	2834	98-1428279
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
Suite 1445 - 885 W. Georgia Street
Vancouver,
B.C
. Canada V6C 3E8
(604)
669-7207
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Registered Agent Solutions, Inc.
1100 H Street NW, Suite 840
Washington,
D.C.
20005
(888)
705-7274
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Trevor Zeyl Sam Zadeh Scott Saks Norton Rose Fulbright US LLP 1301 Avenue of the Americas New York, New York 10019 (212) 318-3151	Ryan A. Murr, Esq. Branden C. Berns, Esq. Gibson, Dunn & Crutcher LLP One Embarcadero Center, Suite 2600 San Francisco, California 94111 (415) 393-8373

Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after the effective date of this registration statement and the satisfaction or waiver of all other conditions under the Merger Agreement described herein.
If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated
filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule
12b-2
of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.
☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act
Rule 13e-4(i)
(Cross-Border Issuer Tender Offer) ☐
Exchange Act Rule
14d-1(d)
(Cross-Border Third-Party Tender Offer) ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

The issuances of (i) all InMed Common Shares in exchange for each share of Mentari Common Stock and Mentari Series A Preferred Stock (including shares of Mentari Common Stock issued in the Mentari Pre-Closing Financing), (ii) all InMed Warrants in exchange for Mentari Warrants (including Mentari Pre-Funded Warrants issued in the Mentari Pre-Closing Financing), (iii) all InMed Series A Preferred Shares in exchange for shares of Mentari Series Seed Preferred Stock, (iv) all options to purchase InMed Common Shares in exchange for Mentari Options, (v) all InMed RSUs in exchange for Mentari RSUs, (vi) all InMed Common Shares issuable upon exercise of InMed Warrants issued in exchange for Mentari Warrants, (vii) all InMed Common Shares issuable upon conversion of InMed Series A Preferred Shares issued in exchange for Mentari Series Seed Preferred Stock, (viii) all InMed Common Shares issuable upon exercise of options to purchase InMed Common Shares issued in exchange for Mentari Options, and (ix) all InMed Common Shares issuable upon settlement of InMed RSUs issued in exchange for Mentari RSUs, are intended to be covered by this registration statement on Form S-4 of which this proxy statement/prospectus is a part.

There is no difference between (A) the InMed Common Shares that will be issued in exchange for each share of Mentari Common Stock and Mentari Series A Preferred Stock (including shares of Mentari Common Stock issued in the Mentari Pre-Closing Financing), (B) the InMed Common Shares that will be issuable upon the exercise of InMed Warrants issued in exchange for Mentari Warrants, (C) the InMed Common Shares that will be issuable upon conversion of InMed Series A Preferred Shares issued in exchange for each share of Mentari Series Seed Preferred Stock, (D) the InMed Common Shares that will be issuable upon the exercise of options to purchase InMed Common Shares issued in exchange for Mentari Options, and (E) the InMed Common Shares that will be issuable upon the settlement of InMed RSUs that will be issued in exchange for Mentari RSUs. Capitalized terms used in this section but not defined are as defined elsewhere in this registration statement on Form S-4.

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus and management information circular (hereinafter referred to as the “proxy statement/prospectus”) incorporates important business and financial information about InMed Pharmaceuticals Inc. that is not included in or delivered with this document. You may obtain this information without charge through the Securities and Exchange Commission (“SEC”) website (www.sec.gov) or upon your written or oral request by contacting Suite 1445—885 W. Georgia Street, Vancouver, B.C. Canada V6C 3E8, Attention: Secretary, or by calling (604) 669-7207. InMed is also a reporting issuer in the Canadian provinces of British Columbia, Alberta and Ontario and files reports, management information circulars and other information with the Canadian securities regulators in such provinces, which documents are available under InMed’s profile on SEDAR+ at www.sedarplus.ca. InMed also maintains a website at www.inmedpharma.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. However, the information contained in or accessible through InMed’s website is not part of the accompanying proxy statement/prospectus or the registration statement of which the accompanying proxy statement/prospectus forms a part.

To ensure timely delivery of these documents, any request should be made no later than    , 2026 to receive them before the InMed Shareholders Meeting.

For additional details about where you can find information about InMed, please see the section titled “Where You Can Find More Information” beginning on page 439 of the accompanying proxy statement/prospectus.

The information in this preliminary proxy statement/prospectus is not complete and may be changed. InMed Pharmaceuticals Inc. may not sell the securities described in this preliminary proxy statement/prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary proxy statement/prospectus is not an offer to sell and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROXY STATEMENT/PROSPECTUS AND MANAGEMENT INFORMATION CIRCULAR

SUBJECT TO COMPLETION, DATED JULY 2, 2026

PROPOSED MERGER

YOUR VOTE IS VERY IMPORTANT

To the shareholders of InMed Pharmaceuticals Inc. and the stockholders of Mentari Therapeutics, Inc.,

InMed Pharmaceuticals Inc., a corporation organized under the laws of British Columbia, Canada (“InMed”), and Mentari Therapeutics, Inc., a Delaware corporation (“Mentari”), entered into an Agreement and Plan of Merger and Reorganization on May 19, 2026 (the “Merger Agreement”), pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, InMed will redomesticate from British Columbia, Canada to the State of Nevada by continuation (under the laws of British Columbia) and domestication (under the laws of Nevada) (the “Redomestication”), Indigo Merger Sub Corp., a Delaware corporation (“First Merger Sub”), will merge with and into Mentari, with Mentari continuing as a wholly owned subsidiary of InMed and the surviving corporation of the merger (the “First Merger”), and Mentari will merge with and into Indigo Merger Sub II, LLC, a Delaware limited liability company (“Second Merger Sub” and together with First Merger Sub, “Merger Subs”), with Second Merger Sub being the surviving entity of the merger (the “Second Merger” and, together with the First Merger, the “Merger”). After the completion of the Merger, Second Merger Sub will change its corporate name to “Mentari Therapeutics Operating Company, LLC” and InMed will change its name to “Mentari Therapeutics, Inc.” The term “Combined Company” when used in the accompanying proxy statement/prospectus refers to the post-Merger corporate structure including Mentari Therapeutics, Inc. (f/k/a InMed Pharmaceuticals Inc.) as the parent entity organized in Nevada and Mentari Therapeutics Operating Company, LLC as its wholly owned subsidiary.

Prior to the closing of the First Merger, the InMed board of directors (the “InMed Board”) expects to approve a proposal to consolidate all of its issued and outstanding InMed Common Shares (as defined below), in the range of one (1) post-consolidation share for each    pre-consolidation InMed Common Shares and one (1) post-consolidation share for each    pre-consolidation InMed Common Shares, effective prior to the closing of the First Merger and subject to the satisfaction of the closing conditions to the Merger (the “Reverse Stock Split”). As a result of the Reverse Stock Split, each    of the InMed Common Shares issued and outstanding, on a pre-Reverse Stock Split basis, will be automatically combined and converted into one share, post-Reverse Stock Split. The exercise price and number of InMed Common Shares issuable upon the exercise of outstanding stock options, warrants or other convertible securities will be proportionately adjusted to reflect the Reverse Stock Split in accordance with the terms of such securities. Per the requirements of the Business Corporations Act (British Columbia) (the “BCBCA”), under which InMed is regulated, if fractional shares are to be converted into whole shares, each fractional share remaining after the completion of the Reverse Stock Split that is less than half of a share must be cancelled and each fractional share that is at least half of a share must be rounded up to one whole share, therefore, no fractional shares will be issued as a result of the Reverse Stock Split. Each of the InMed shareholders will hold the same overall percentage of InMed Common Shares outstanding immediately after the Reverse Stock Split as such shareholder held immediately prior to the Reverse Stock Split.

Prior to the closing of the First Merger and following the Reverse Stock Split, InMed will redomesticate by continuation (under British Columbia law) and domesticate (under Nevada law) from a corporation organized under the laws of the Province of British Columbia, Canada (the “Canadian Corporation”) to a corporation organized under the laws of the State of Nevada (the “Nevada Corporation”), pursuant to which each outstanding common share, no par value, of the Canadian Corporation (the “InMed Common Shares”) will be automatically converted into one outstanding share of common stock, par value $0.0001 per share, of the Nevada Corporation (the “Nevada InMed Common Stock”), each outstanding preferred share of the Canadian Corporation will be automatically converted into one outstanding share of the corresponding series of the preferred stock of the Nevada Corporation, and each outstanding option or right to acquire shares of common stock of the Canadian Corporation will continue in existence in the form of and will automatically become an option or right to acquire an equal number of shares of common stock of the Nevada Corporation under the same terms and conditions. See “Proposal No. 3 — The Redomestication Proposal”. The term “InMed” when used in the accompanying proxy statement/prospectus shall mean the Canadian Corporation before the Redomestication and the Nevada Corporation following the Redomestication. The term “InMed Common Shares” when used in the accompanying proxy statement/prospectus shall mean the InMed Common Shares prior to the Redomestication and the Nevada InMed Common Stock following the Redomestication.

At the closing of the First Merger (the “First Effective Time”, and the date on which the closing of the Merger occurs, the “Closing Date”), upon the terms and subject to the conditions set forth in the Merger Agreement: (i) each then-outstanding share of Mentari common stock, $0.0001 par value per share (the “Mentari Common Stock”), and Mentari Series A Preferred Stock, $0.0001 par value per share (“Mentari Series A Preferred Stock”) (including shares of Mentari Common Stock issued in the Mentari Pre-Closing Financing described below), excluding any shares to be cancelled pursuant to the Merger Agreement and excluding dissenting shares, will be automatically converted solely into the right to receive a number of InMed Common Shares equal to the exchange ratio as described in more detail in the section titled “The Merger Agreement — Exchange Ratio” beginning on page 194 of the accompanying proxy statement/prospectus (the “Exchange Ratio”); provided, that in the event the aggregate number of InMed Common Shares issuable to a holder of Mentari capital stock (when aggregated with all of the InMed Common Shares outstanding then beneficially owned by such person and its affiliates (as calculated pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and Rule 13d-3 promulgated thereunder) immediately after giving effect to the issuance of the merger consideration) would result in the issuance of InMed Common Shares to a holder in excess of a specified percentage (initially set at a percentage up to 9.99%) of the total outstanding InMed Common Shares (such specified percentage, a “Beneficial Ownership Limitation”), then InMed will issue to any such holder (x) InMed Common Shares up to such holder’s Beneficial Ownership Limitation and (y) in lieu of any shares in excess of such holder’s Beneficial Ownership Limitation, pre-funded warrants (“InMed Pre-Funded Warrants”) to purchase a number of InMed Common Shares upon exercise of such InMed Pre-Funded Warrants equal to such excess shares; (ii) each then-outstanding share of Mentari Series Seed Preferred Stock, $0.0001 par value per share (“Mentari Series Seed Preferred Stock” and, together with the Mentari Series A Preferred Stock, the “Mentari Preferred Stock”), excluding any shares of Mentari Series Seed Preferred Stock to be cancelled pursuant to the Merger Agreement and any dissenting shares, will be converted into the right to receive a number of InMed Series A non-voting convertible preferred stock, par value $0.0001 per share (“InMed Series A Preferred Shares”), equal to the Exchange Ratio divided by 1,000; (iii) each then-outstanding option (a “Mentari Option”) to purchase shares of Mentari Common Stock will be converted into and become an option to purchase InMed Common Shares on the existing terms and conditions (including with respect to vesting and accelerated vesting), subject to adjustment as set forth in the Merger Agreement and described in more detail in the section titled “The Merger Agreement — Treatment of Mentari Options” beginning on page 197 of the accompanying proxy statement/prospectus; (iv) each then-outstanding restricted stock unit (a “Mentari RSU”) for shares of Mentari Common Stock will be converted into and become a restricted stock unit (an “InMed RSU”) for InMed Common Shares on the existing terms and conditions (including with respect to vesting and accelerated vesting), subject to adjustment as set forth in the Merger Agreement and described in more detail in the section titled “The Merger Agreement — Mentari Restricted Stock Units” beginning on page 198 of the accompanying proxy statement/prospectus; and (v) each then-outstanding warrant to purchase shares of Mentari Common Stock (each, a “Mentari Warrant”) will be converted into a warrant to purchase InMed Common Shares on the existing terms and conditions (each, an “InMed Warrant”), subject to adjustment as set forth in the Merger Agreement and described in more detail in the section titled “The Merger Agreement — Treatment of Mentari Warrants” beginning on page 198 of the accompanying proxy statement/prospectus.

Each InMed Common Share that is issued and outstanding at the First Effective Time will remain issued and outstanding and such shares, subject to the Reverse Stock Split, will be unaffected by the Merger. Prior to the First Effective Time, the InMed Board will accelerate the vesting of all options to purchase InMed Common Shares (“InMed Options”). Each outstanding InMed Option with an exercise price per share equal to or less than the volume weighted average closing trading price of an InMed Common Share on The Nasdaq Stock Market LLC (“Nasdaq”) for the five consecutive trading days ending three trading days prior to the Calculation Date (as defined in the Merger Agreement), as reported by Bloomberg L.P. (the “InMed Closing Price” and such InMed Options, “In-the-Money InMed Options”), will be surrendered by the holder thereof to Parent for cancellation at the First Effective Time and the holder thereof shall be entitled to receive a number of InMed Common Shares equal to the number of InMed Common Shares underlying such InMed Option. Each InMed Option with an exercise price greater than the InMed Closing Price (an “Out-of-the-Money InMed Option”) will be cancelled for no consideration.

Based on InMed’s capitalization as of March 31, 2026 and Mentari’s capitalization as of May 11, 2026 and assuming InMed’s net cash as of closing being equal to $(3.6) million, each share of Mentari Common Stock and Mentari Series A Preferred Stock is currently estimated to be entitled to receive approximately 2.0606 InMed Common Shares. Each share of Mentari Series Seed Preferred Stock will be converted into the right to receive a number of InMed Series A Preferred Shares, equal to the Exchange Ratio divided by 1,000. The estimated Exchange Ratio does not give effect to the Reverse Stock Split and is subject to adjustment based on InMed’s estimated net cash at the closing of the First Merger as described in more detail in the section titled “The Merger Agreement — Exchange Ratio” beginning on page 194 of the accompanying proxy statement/prospectus.

In connection with the Merger, on May 19, 2026, Mentari entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain institutional and accredited investors for the purchase of shares of Mentari Common Stock and Pre-Funded Warrants to purchase shares of Mentari Common Stock (the “Mentari Pre-Funded Warrants”) for an aggregate purchase price of approximately $290.0 million (which includes $50.0 million of proceeds previously received by Mentari from the issuance of its convertible notes (the “Convertible Notes”) and accrued interest on such notes), immediately prior to the closing of the Merger (referred to herein as the “Mentari Pre-Closing Financing”). The shares of Mentari Common Stock and Mentari Pre-Funded Warrants that are issued in the Mentari Pre-Closing Financing will be converted into the right to receive a number of InMed Common Shares and InMed Pre-Funded Warrants, respectively, equal to the Exchange Ratio described in more detail in the section titled “The Merger Agreement — Exchange Ratio” beginning on page 194 of the accompanying proxy statement/prospectus. Mentari and the investors participating in the Mentari Pre-Closing Financing have also agreed to enter into a registration rights agreement (the “Registration Rights Agreement”) at the closing of the Mentari Pre-Closing Financing, pursuant to which, among other things, the Combined Company will agree to provide for the registration and resale of certain shares of Mentari Common Stock that are held by the investors participating in the Mentari Pre-Closing Financing from time to time pursuant to Rule 415 under the Securities Act (“Rule 415”). The Mentari Pre-Closing Financing is more fully described in the sections titled “Agreements Related to the Merger — Securities Purchase Agreement” and “Agreements Related to the Merger — Registration Rights Agreement” beginning on pages 213 and 215, respectively, of the accompanying proxy statement/prospectus.

Immediately after the Merger, based on the estimated Exchange Ratio as described in the accompanying proxy statement/prospectus, InMed securityholders as of immediately prior to the Merger are expected to own approximately 1.51% of the outstanding shares of capital stock of the Combined Company (on a fully-diluted basis), and former holders of Mentari securities (including those issued in the Mentari Pre-Closing Financing) are expected to own approximately 98.49% of the outstanding shares of capital stock of the Combined Company (on a fully-diluted basis), subject to certain assumptions, including, but not limited to, InMed’s net cash as of closing being equal to $(3.6) million. Under certain circumstances described in more detail in the section titled “The Merger Agreement — Exchange Ratio” beginning on page 194 of the accompanying proxy statement/prospectus, the ownership percentages may be adjusted up or down including, but not limited to, if InMed’s net cash as of closing is less than or greater than ($3.4) million. InMed currently estimates that its net cash as of closing will be approximately $(3.6) million, and the currently estimated ownership percentages reflect this projection.

InMed Common Shares are currently listed on Nasdaq under the symbol “INM”. InMed plans to file an initial listing application for the Combined Company with Nasdaq. After completion of the Merger, InMed will be renamed “Mentari Therapeutics, Inc.” and it is expected that the common stock of the Combined Company will trade on Nasdaq under the symbol “MTRI.” It is a condition to the consummation of the Merger that InMed will receive confirmation from Nasdaq that the Combined Company has been approved for listing on Nasdaq, but there can be no assurance such listing condition will be met or that InMed will obtain such confirmation from Nasdaq. If such listing condition is not met or if such confirmation is not obtained, the Merger will not be consummated unless the condition is waived. The Nasdaq condition set forth in the Merger Agreement is not expected to be waived by the applicable parties. However, in the event that the InMed Common Shares to be issued in the Merger are not approved for listing on Nasdaq, it is possible that InMed and Mentari may mutually agree to waive the applicable condition and nonetheless proceed with completion of the Merger. If such condition is waived, InMed will not recirculate an updated proxy statement/prospectus, nor will it solicit a new vote of shareholders prior to proceeding with the Merger. Accordingly, you are advised that InMed shareholders will not have certainty regarding the listing of the Combined Company’s shares at the time you are asked to vote at the special meeting described below. On    , 2026, the last trading day before the date of the accompanying proxy statement/prospectus, the closing sale price of InMed Common Shares was $     per share.

InMed shareholders are cordially invited to attend the special meeting of InMed (the “InMed Shareholders Meeting”) to be held on    , 2026, at    a.m. Eastern Time, unless postponed or adjourned to a later date, in order to obtain the shareholder approvals necessary to complete the Merger and related matters. At the InMed Shareholders Meeting, InMed will ask its shareholders to:

1.

Approve (i) the issuance of InMed Common Shares, including the InMed Common Shares issuable upon conversion of InMed Series A Preferred Shares, which will represent more than 20% of the InMed Common Shares outstanding immediately prior to the First Merger, to stockholders of Mentari pursuant to the Merger Agreement, a copy of which is attached as Annex A to the accompanying proxy statement/prospectus, and (ii) the change of control of InMed resulting from the First Merger, pursuant to Nasdaq Listing Rules 5635(a) and 5635(b), respectively (the “Nasdaq Share Issuance Proposal” or “Proposal No. 1”);

2.

Approve one or more reductions of the capital of InMed in respect of the InMed Common Shares (and, in the case of an InMed Legacy Transaction Distribution (as defined in the section titled “The Merger Agreement — InMed Legacy Transaction” beginning on page 207 of the accompanying proxy statement/prospectus), the InMed Preferred Shares (as defined in the section titled “Description of InMed Shares — Authorized Share Structure” beginning on page 415 of the accompanying proxy statement/prospectus), if applicable) in connection with the distributions to the InMed shareholders contemplated by the Merger Agreement (the “Return of Capital Proposal” or “Proposal No. 2”);

3.

Approve the redomestication of InMed from British Columbia, Canada to the State of Nevada by continuation under British Columbia law and domestication under Nevada law (the “Redomestication Proposal” or “Proposal No. 3”);

4.	Approve the Mentari Therapeutics, Inc. 2026 Stock Incentive Plan (the “Stock Plan Proposal” or “Proposal No. 4”);

5.	Approve the Mentari Therapeutics, Inc. 2026 Employee Stock Purchase Plan (the “ESPP Proposal” or “Proposal No. 5”);

6.

Approve, on an advisory basis, certain compensation arrangements for InMed’s named executive officers that are based on or otherwise relate to the Merger (the “Merger Compensation Proposal” or “Proposal No. 6”);

7.

Approve an adjournment of the InMed Shareholders Meeting, if necessary, to solicit additional proxies if there is not a sufficient number of votes in favor of the Nasdaq Share Issuance Proposal (the “Adjournment Proposal” or “Proposal No. 7”); and

8.	Transact such other business as may properly come before the shareholders at the InMed Shareholders Meeting or any adjournment or postponement thereof.

As described in the accompanying proxy statement/prospectus, current directors and officers of InMed who in the aggregate owned less than 1% of the outstanding InMed shares on an as-converted to InMed Common Shares basis as of March 31, 2026, and certain Mentari stockholders (solely in their respective capacities as Mentari stockholders) who in the aggregate owned approximately 49.8% of the outstanding shares of Mentari capital stock as of March 31, 2026, are parties to stockholder support agreements with InMed and Mentari, respectively, whereby such stockholders have agreed to vote in favor of the adoption of the Merger Agreement and the approval of the Merger and related transactions contemplated by the Merger Agreement, subject to the terms of the support agreements. Following the effectiveness of the registration statement on Form S-4 of which the accompanying proxy statement/prospectus is a part and pursuant to the Merger Agreement, Mentari stockholders holding a sufficient number of shares of Mentari capital stock to adopt the Merger Agreement and approve the Merger and related transactions will be asked to execute written consents providing for such adoption and approval.

After careful consideration, each of the InMed and the Mentari boards of directors has approved the Merger Agreement and has determined that it is advisable to consummate the Merger. The InMed Board has approved the proposals described in the accompanying proxy statement/prospectus and recommends that its shareholders vote “FOR” the proposals described in the accompanying proxy statement/prospectus.

More information about InMed, Mentari, the Merger Agreement and transactions contemplated thereby and the foregoing proposals are contained in the accompanying proxy statement/prospectus. InMed urges you to read the accompanying proxy statement/prospectus carefully and in its entirety. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER “RISK FACTORS” BEGINNING ON PAGE 33 OF THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS.

InMed and Mentari are excited about the opportunities the Merger brings to InMed’s shareholders and Mentari’s stockholders and thank you for your consideration and continued support.

Eric A. Adams	Julianne Bruno
President and Chief Executive Officer	Chairperson, Board of Directors
InMed Pharmaceuticals Inc.	Mentari Therapeutics, Inc.

Neither the Securities and Exchange Commission nor any state securities commission nor any Canadian securities regulator or regulatory authority has approved or disapproved of these securities or passed upon the adequacy or accuracy of the accompanying proxy statement/prospectus. Any representation to the contrary is a criminal offense.

The accompanying proxy statement/prospectus is dated and management information circular    , 2026, and is first being mailed to InMed’s shareholders on or about    , 2026.

*	To be filed by amendment

QUESTIONS AND ANSWERS ABOUT THE MERGER

Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus does not give effect to the Reverse Stock Split.

The following section provides answers to frequently asked questions about the Merger. This section, however, provides only summary information. For a more complete response to these questions and for additional information, please refer to the cross-referenced sections.

Q: What is the Merger?

A: On May 19, 2026, InMed, Mentari, First Merger Sub and Second Merger Sub entered into the Merger Agreement. A copy of the Merger Agreement, including the amendment thereto, is attached as Annex A to this proxy statement/prospectus. The Merger Agreement contains the terms and conditions of the proposed Merger. Pursuant to the Merger Agreement, First Merger Sub will merge with and into Mentari, with Mentari continuing as a wholly owned subsidiary of InMed and the surviving corporation of the First Merger. Mentari will then merge with and into Second Merger Sub, with Second Merger Sub being the surviving entity of the Second Merger. This entire transaction is referred to in this proxy statement/prospectus as the Merger. In connection with the Merger, InMed will change its corporate name to “Mentari Therapeutics, Inc.”

Q: Why are the two companies proposing to merge?

A: InMed and Mentari believe that combining the two companies will result in a company with a promising pipeline, a strong leadership team and substantial capital resources, focused on developing novel therapies to reduce the burden of neurodegenerative diseases. For a more complete description of the reasons for the Merger, please see the sections titled “The Merger — InMed’s Reasons for the Merger” and “The Merger — Mentari’s Reasons for the Merger” beginning on pages 150 and 154, respectively, of this proxy statement/prospectus.

Q: What will happen to InMed if, for any reason, the Merger does not close?

A: InMed has invested significant time and incurred, and expects to continue to incur, significant expenses related to the proposed Merger. In the event the Merger does not close, InMed will have a limited ability to continue its current operations without obtaining additional financing. Although the InMed Board may elect, among other things, to attempt to complete another strategic transaction if the Merger does not close, the InMed Board may instead divest all or a portion of InMed’s business or take steps necessary to liquidate or dissolve InMed’s business and assets if a viable alternative strategic transaction is not available. If InMed decides to dissolve and liquidate its assets, InMed would be required to pay all of its contractual obligations, and to set aside certain reserves for potential future claims, and there can be no assurance as to the amount of and the timing of such liquidation and distribution of available cash left to distribute to shareholders after paying the obligations of InMed and setting aside funds for reserves.

Q: Why am I receiving this proxy statement/prospectus?

A: You are receiving this proxy statement/prospectus because you have been identified as a shareholder of InMed as of the applicable record date, and you are entitled to vote to approve the matters set forth herein. This document serves as:

•	a proxy statement of InMed used to solicit proxies for the InMed Shareholders Meeting to vote on the matters set forth herein;

•

a management information circular of InMed used to solicit proxies from shareholders of InMed in connection with the InMed Shareholders Meeting to vote on the matters set forth herein, in accordance with applicable Canadian securities laws; and

•

a prospectus of InMed used to offer (i) all InMed Common Shares in exchange for each share of Mentari Common Stock and Mentari Series A Preferred Stock (including shares of Mentari Common Stock issued in the Mentari Pre-Closing Financing), (ii) all InMed Warrants in exchange for Mentari Warrants (including Mentari Pre-Funded Warrants issued in the Mentari Pre-Closing Financing), (iii) all InMed Series A Preferred Shares in exchange for shares of Mentari Series Seed Preferred Stock, (iv) all options to purchase InMed Common Shares in exchange for Mentari Options, (v) all InMed RSUs in exchange for Mentari RSUs, (vi) all InMed Common Shares issuable upon exercise of InMed Warrants issued in exchange for Mentari Warrants, (vii) all InMed Common Shares issuable upon conversion of InMed Series A Preferred Shares issued in exchange for Mentari Series Seed Preferred Stock, (viii) all InMed Common Shares issuable upon exercise of options to purchase InMed Common Shares issued in exchange for Mentari Options, and (ix) all InMed Common Shares issuable upon settlement of InMed RSUs issued in exchange for Mentari RSUs.

Q: What is the Mentari Pre-Closing Financing?

A: In connection with the Merger, Mentari entered into the Securities Purchase Agreement with certain investors named therein, including, among others, Fairmount, Commodore Capital, Deep Track Capital, Janus Henderson Investors, a16z Bio + Health, Venrock Healthcare Capital Partners, Wellington Management, TCGX, Blackstone Multi-Asset Investing, BB Biotech, Farallon Capital, RTW Investments, LP, Vivo Capital, Perceptive Advisors and other leading investment management firms, pursuant to which such investors agreed to purchase shares of Mentari Common Stock and Mentari Pre-Funded Warrants for an aggregate purchase price of approximately $290.0 million (which includes $50.0 million of proceeds previously received by Mentari from the issuance of its Convertible Notes and accrued interest on such notes). Shares of Mentari Common Stock and Mentari Pre-Funded Warrants issued pursuant to this financing transaction will be converted into InMed Common Shares and InMed Pre-Funded Warrants, in accordance with the Exchange Ratio and the Merger Agreement.

Immediately after the First Merger, the shares of Mentari Common Stock and Mentari Pre-Funded Warrants issued in the Mentari Pre-Closing Financing are expected to represent approximately 68.82% of the outstanding shares of common stock of the Combined Company (on a fully-diluted basis). Mentari and the investors participating in the Mentari Pre-Closing Financing have also agreed to enter into a Registration Rights Agreement at the closing of the Mentari Pre-Closing Financing, pursuant to which, among other things, the Combined Company will agree to provide for the registration and resale of certain InMed Common Shares that are held by the investors participating in the Mentari Pre-Closing Financing from time to time pursuant to Rule 415. The closing of the Mentari Pre-Closing Financing is conditioned upon the satisfaction or waiver of the conditions to the closing of the Merger as well as certain other conditions.

For a more complete description of the Mentari Pre-Closing Financing, please see the sections titled “Agreements Related to the Merger — Securities Purchase Agreement” and “Agreements Related to the Merger — Registration Rights Agreement” beginning on pages 213 and 215, respectively, of this proxy statement/prospectus.

Q: What proposals will be voted on at the InMed Shareholders Meeting in connection with the Merger?

A: Pursuant to the terms of the Merger Agreement, the following proposals must be approved by the requisite shareholder vote at the InMed Shareholders Meeting in order for the Merger to close:

Proposal No. 1 - The Nasdaq Share Issuance Proposal to approve (i) the issuance of InMed Common Shares, including the InMed Common Shares issuable upon conversion of InMed Series A Preferred Shares, which will represent more than 20% of the InMed Common Shares outstanding immediately prior to the First Merger, to stockholders of Mentari, pursuant to the Merger Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus, and (ii) the change of control of InMed resulting from the Merger, pursuant to Nasdaq Listing Rules 5635(a) and 5635(b), respectively.

Proposal No. 2 - The Return of Capital Proposal to approve one or more reductions in the capital of InMed in respect of the InMed Common Shares (and, in the case of an InMed Legacy Transaction Distribution, the InMed Preferred Shares, if applicable) in connection with the distributions to the InMed shareholders contemplated by the Merger Agreement.

Proposal No. 3 - The Redomestication Proposal to approve the redomestication of InMed from British Columbia, Canada to the State of Nevada by continuation under the laws of the Province of British Columbia and by domestication under the laws of the State of Nevada.

Approval of Proposals No. 1, No. 2, and No. 3 is a condition to the completion of the Merger. Therefore, the Merger cannot be consummated without the approval of Proposals No. 1, No. 2, and No. 3 , unless, to the extent permitted by applicable law, each of InMed, the Merger Subs, and Mentari waives such condition. The issuance of InMed Common Shares, including InMed Common Shares issuable upon conversion of InMed Series A Preferred Shares, and InMed Series A Preferred Shares in connection with the Merger and the change of control of InMed resulting from the Merger will not take place unless Proposals No. 1, No. 2, and No. 3 are approved by InMed shareholders and the Merger is consummated.

In addition to the requirement of obtaining InMed shareholder approval of Proposals No. 1, No. 2, and No. 3, the closing of the Merger is subject to the satisfaction or waiver of each of the other closing conditions set forth in the Merger Agreement. For a more complete description of the closing conditions under the Merger Agreement, please see the section titled “The Merger Agreement — Conditions to the Completion of the Merger” beginning on page 208 of this proxy statement/prospectus.

The presence, by attending or being represented by proxy, at the InMed Shareholders Meeting of two persons who hold not less than 33 1⁄3% of the issued and outstanding InMed Common Shares entitled to vote at the InMed Shareholders Meeting is necessary to constitute a quorum at the meeting for the Proposals.

Q: What proposals are to be voted on at the InMed Shareholders Meeting, other than the Nasdaq Share Issuance Proposal?

A: At the InMed Shareholders Meeting, the holders of InMed Common Shares will also be asked to consider the following proposals:

Proposal No. 4 – The Stock Plan Proposal to approve the Mentari Therapeutics, Inc. 2026 Stock Incentive Plan;

Proposal No. 5 –The ESPP Proposal to approve the Mentari Therapeutics, Inc. 2026 Employee Stock Purchase Plan;

Proposal No. 6 – The Merger Compensation Proposal to approve, on an advisory basis, certain compensation arrangements for InMed’s named executive officers that are based on or otherwise relate to the Merger;

Proposal No. 7 –The Adjournment Proposal to approve an adjournment of the InMed Shareholders Meeting, if necessary, to solicit additional proxies if there is not a sufficient number of votes in favor of the Nasdaq Share Issuance Proposal.

The approvals of Proposal Nos. 4, 5, 6, and 7 are not a condition to the Merger. However, the implementation of Proposal Nos. 4, 5, and 6 is conditioned on the consummation of the Merger. InMed does not expect that any matter other than the Proposals will be brought before the InMed Shareholders Meeting.

Q: What shareholder votes are required to approve the Proposals at the InMed Shareholders Meeting?

A: The affirmative vote of two-thirds of the votes properly cast by the holders of InMed Common Shares in person or represented by proxy at the InMed Shareholders Meeting, assuming a quorum is present, is required for approval of Proposal No. 1, Proposal No. 2 and Proposal No. 3. The affirmative vote of a simple majority of the votes properly cast by the holders of InMed Common Shares in person or represented by proxy at the InMed Shareholders Meeting, assuming a quorum is present, is required for the approval of Proposal No. 4, Proposal No. 5, Proposal No. 6, and Proposal No. 7.

Approval of Proposals No. 1, No. 2, and No. 3 is a condition to the completion of the Merger. Therefore, the Merger cannot be consummated without the approval of Proposals No. 1, No. 2, and No. 3, unless, to the extent permitted by applicable law, each of InMed, the Merger Subs, and Mentari waives such condition. The issuance of InMed Common Shares, including InMed Common Shares issuable upon conversion of InMed Series A Preferred Shares, and InMed Series A Preferred Shares in connection with the Merger and the change of control of InMed resulting from the Merger will not take place unless Proposals No. 1, No. 2, and No. 3 are approved by InMed shareholders and the Merger is consummated.

Additionally, Proposal Nos. 4, 5, and 6 are each conditioned on the consummation of the Merger. Therefore, if Proposals No. 1, No. 2, and No. 3 are not approved or the Merger is not consummated, Proposal Nos. 4, 5, and 6 will each have no effect, even if approved by InMed shareholders.

Q: What are InMed contingent value rights?

A: Immediately prior to the First Effective Time, InMed and the designated rights agent (“Rights Agent”) are expected to enter into a Contingent Value Rights Agreement (the “InMed CVR Agreement”), pursuant to which holders of InMed Common Shares as of immediately prior to the First Effective Time will receive one contingent value right (each, an “InMed CVR”) for each outstanding InMed Common Share.

Each InMed CVR will represent the contractual right to receive certain net proceeds, if any, derived from any consideration that is paid to InMed as a result of the disposition of InMed’s pre-Merger legacy business (the “InMed Legacy Business”), net of certain permitted deductions (including applicable taxes, transaction and enforcement expenses, indemnity obligations, royalties and other liabilities) during the period beginning at the First Effective Time and ending upon the second (2nd) anniversary of the date of the InMed CVR Agreement; provided that the CVR term shall be automatically extended until the fifteenth (15th) anniversary of the Closing Date if a Parent Legacy Transaction Agreement (as defined in the InMed CVR Agreement) is entered into during the Parent Legacy Transaction Period (as defined in the InMed CVR Agreement). Holders of InMed CVRs will be entitled to receive 100% of such net proceeds where the Parent Legacy Transaction Agreement is entered into during the first year of the Parent Legacy Transaction Period, and 90% of such net proceeds where it is entered into during the second year.

During the Parent Legacy Transaction Period, the Combined Company shall expend up to $100,000 (the “CVR Expense Cap”) for costs and expenses associated with the retention of an employee or consultant of InMed for the purpose of business development efforts related to the InMed Legacy Business and related activities, including seeking and negotiating and, with the prior written consent of Combined Company (not to be unreasonably withheld, conditioned or delayed), executing agreements with respect to the InMed Legacy Business, which amount shall be included as a deduction in the determination of InMed’s Net Cash in accordance with the Merger Agreement. At the end of the Parent Legacy Transaction Period, the amount, if any, by which the CVR Expense Cap exceeds the aggregate amount of costs and expenses associated with the retention of an employee or consultant of InMed will constitute net proceeds under the InMed CVR Agreement and will be payable as CVR proceeds to the CVR holders in accordance with the terms of the InMed CVR Agreement.

The contingent payments under the InMed CVR Agreement, if they become payable, will become payable to the Rights Agent for subsequent distribution to the holders of the InMed CVRs. In the event that no such proceeds are received, holders of the InMed CVRs will not receive any payment pursuant to the InMed CVR Agreement. There can be no assurance that any holders of InMed CVRs will receive any payments with respect thereto.

The right to the contingent payments contemplated by the InMed CVR Agreement is a contractual right only and will not be transferable, except in the limited circumstances specified in the InMed CVR Agreement. The InMed CVRs will not be evidenced by a certificate or any other instrument and will not be registered with the SEC. The InMed CVRs will not have any voting or dividend rights and will not represent any equity or ownership interest in InMed or any of its affiliates. No interest will accrue on any amounts payable in respect of the InMed CVRs.

Q: What will InMed securityholders receive in the Merger?

A: Each InMed Common Share that is issued and outstanding at the First Effective Time of the Merger will remain issued and outstanding and such shares, subject to the proposed Reverse Stock Split, will be unaffected by the Merger. Prior to the First Effective Time, the InMed Board will accelerate the vesting of all InMed Options. Each outstanding InMed Option with an exercise price less than or equal to the InMed Closing Price will be surrendered by the holder thereof to InMed for cancellation, and the holder thereof will be entitled to receive a number of InMed Common Shares equal to the number of InMed Common Shares underlying such InMed Option.

Immediately after the Merger, InMed securityholders as of immediately prior to the Merger are expected to own approximately 1.51% of the outstanding shares of the Combined Company on a fully-diluted basis, former Mentari securityholders, excluding holders of Mentari Common Stock and Mentari Pre-Funded Warrants purchased in the Mentari Pre-Closing Financing, are expected to own approximately 29.67% of the outstanding shares of the Combined Company on a fully-diluted basis, and Mentari Common Stock and Mentari Pre-Funded Warrants issued in the Mentari Pre-Closing Financing are expected to represent approximately 68.82% of the outstanding shares of capital stock of the Combined Company on a fully-diluted basis, subject to certain assumptions, including, but not limited to, InMed’s Net Cash as of Closing being $(3.6) million.

For a more complete description of the treatment of InMed securities in the Merger, please see the sections titled “The Merger Agreement — Merger Consideration,” “The Merger Agreement — Exchange Ratio,” and “Market Price and Dividend Information” beginning on pages 193, 194 and 32, respectively, of this proxy statement/prospectus.

Q: What will Mentari securityholders receive in the Merger?

A: At the First Effective Time, upon the terms and subject to the conditions set forth in the Merger Agreement, (i) each then-outstanding share of Mentari Common Stock and Mentari Series A Preferred Stock (including shares of Mentari Common Stock issued in the Mentari Pre-Closing Financing), excluding any shares to be cancelled pursuant to the Merger Agreement and any dissenting shares, will be converted into the right to receive a number of InMed Common Shares and/or InMed Pre-Funded Warrants, as applicable, equal to the Exchange Ratio (described in more detail in the section titled “The Merger Agreement — Exchange Ratio” beginning on page 194 of this proxy statement/ prospectus), (ii) each then-outstanding share of Mentari Series Seed Preferred Stock, excluding any shares of Mentari Series Seed Preferred Stock to be cancelled pursuant to the Merger Agreement and any dissenting shares, will be converted into the right to receive a number of InMed Series A Preferred Shares equal to the Exchange Ratio divided by 1,000; (iii) each then-outstanding Mentari Option will be converted into and become an option to purchase InMed Common Shares on the existing terms and conditions (including with respect to vesting and accelerated vesting), subject to adjustment as set forth in the Merger Agreement, (iv) each then-outstanding Mentari RSU will be converted into and become an InMed RSU on the existing terms and conditions (including with respect to vesting and accelerated vesting), subject to adjustment as set forth in the Merger Agreement, and (v) each then-outstanding and unexercised Mentari Warrant (including Mentari Pre-Funded Warrants issued in the Mentari Pre-Closing Financing) will be converted into an InMed Warrant, subject to adjustment as set forth in the Merger Agreement.

For a more complete description of the treatment of Mentari securities in the Merger, please see the sections titled “The Merger Agreement — Merger Consideration,” and “The Merger Agreement — Exchange Ratio”

beginning on pages 193 and 194 of this proxy statement/prospectus. For a description of the effect of the Mentari Pre-Closing Financing on Mentari’s current securityholders, please see the section titled “Agreements Related to the Merger — Securities Purchase Agreement” beginning on page 213 of this proxy statement/prospectus.

Q: Will the common stock of the Combined Company trade on an exchange?

A: InMed Common Shares are currently listed on Nasdaq under the symbol “INM”.

InMed intends to file an initial listing application for the common stock of the Combined Company with Nasdaq. After completion of the Merger, InMed will be renamed “Mentari Therapeutics, Inc.” and it is expected that the common stock of the Combined Company will trade on Nasdaq under the symbol “MTRI.” It is a condition to the consummation of the Merger that InMed will receive confirmation from Nasdaq that the Combined Company has been approved for listing on Nasdaq, but there can be no assurance such listing condition will be met or that InMed will obtain such confirmation from Nasdaq. If such listing condition is not met or if such confirmation is not obtained, the Merger will not be consummated unless the condition is waived. The Nasdaq condition set forth in the Merger Agreement is not expected to be waived by the applicable parties; however, if such condition is waived, InMed will not recirculate an updated proxy statement/prospectus, nor will it solicit a new vote of shareholders prior to proceeding with the Merger. Accordingly, you are advised that InMed shareholders will not have certainty regarding the listing of the Combined Company’s shares at the time you are asked to vote at the InMed Shareholders Meeting. For more information, please see the section entitled “Risk Factors — Risks Related to the Proposed Merger — InMed and Mentari may mutually agree to waive the condition to the Merger requiring approval for listing on Nasdaq, and if such condition is waived, the Combined Company’s stock may not be listed on Nasdaq following completion of the Merger” on page 34 of this proxy statement/prospectus.

On     , 2026, the last trading day before the date of this proxy statement/prospectus, the closing sale price of InMed Common Shares was $     per share.

Q: Who will be the directors of the Combined Company immediately following the Merger?

A: Immediately following the Merger, the Combined Company board of directors will be composed of three members, all three of whom will have been designated by Mentari, and there will be three vacancies.

Effective as of the First Effective Time, the InMed Board will appoint the following Mentari designees to the board of directors of the Combined Company: Julianne Bruno, Michelle Pernice, and Laura Sandler, and concurrently therewith all of InMed’s current directors will resign from their positions as directors of the InMed Board effective as of the First Effective Time.     is expected to be appointed as Chair of the board of directors of the Combined Company.

If the Redomestication is effected, InMed, and following the completion of the Merger, the Combined Company, will have a staggered structure of three classes following the completion of the Merger. See the section titled “Management Following the Merger” for additional information.

Q: As an InMed shareholder, how does the InMed Board recommend that I vote?

A: The InMed Board, upon receiving the unanimous recommendation of a strategic committee of independent directors established by the InMed Board (the “Strategic Committee”) and in consultation with financial and legal advisors and management, evaluated the terms of the Merger Agreement and the transactions contemplated thereby (the “Contemplated Transactions”) and: (i) determined that the Merger and the Contemplated Transactions are fair to, advisable and in the best interests of InMed and its shareholders; (ii) adopted, approved and declared advisable the Merger Agreement and the Contemplated Transactions, including the issuance of InMed Common Shares, InMed Series A Preferred Shares and Pre-Funded Warrants to the stockholders of Mentari pursuant to the terms of the Merger Agreement; and (iii) recommended that InMed’s shareholders vote “FOR” each of the Proposals.

Q: What risks should I consider in deciding whether to vote in favor of the Merger?

A: You should carefully review the section titled “Risk Factors” beginning on page 33 of this proxy statement/prospectus and the documents incorporated by reference herein, which set forth certain risks and uncertainties related to the Merger, risks and uncertainties to which the Combined Company’s business will be subject, and risks and uncertainties to which each of InMed and Mentari, as independent companies, are subject.

Q: When do you expect the Merger to be consummated?

A: The Merger is anticipated to close in the third quarter of 2026, but the exact timing cannot be predicted. For more information, please see the section titled “The Merger Agreement — Conditions to the Completion of the Merger” beginning on page 208 of this proxy statement/prospectus.

Q: Why is InMed seeking approval for the redomestication to the State of Nevada (i.e. the Redomestication)?

A: The InMed and Mentari boards of directors believe that there are several reasons why the Redomestication is in the best interests of InMed and InMed’s shareholders. The InMed Board believes the Redomestication may help the Combined Company attract and retain qualified management by reducing the risk of lawsuits being filed against the Combined Company and its directors and officers. InMed and Mentari believe that for the reasons described in this proxy statement/prospectus, in general, Nevada law will provide greater protection to the Combined Company and its directors and officers than British Columbia law. Additionally, the InMed Board believes that the Redomestication will give the Combined Company more flexibility and predictability in various corporation transactions. For more information, please see the section titled “Proposal No. 3 — The Redomestication Proposal” below.

Q: How will the Redomestication affect the rights of InMed’s shareholders?

A: Your rights as a shareholder currently are governed by British Columbia law and the provisions of InMed’s notice of articles and articles. As a result of the Redomestication, you will become a stockholder of InMed, and, following the completion of the Merger, the Combined Company, with rights governed by Nevada law and the provisions of the Nevada Articles (as defined below), in the form attached as Annex I to this proxy statement/prospectus, and the Nevada Bylaws, in the form attached as Annex J to this proxy statement/prospectus, which differ in certain respects from your current rights. These important differences are discussed and summarized in this proxy statement/prospectus under “Proposal No. 3 — The Redomestication Proposal — Effects of the Nevada Redomestication — Comparison of Rights of Holders of the Canadian Corporation Share Capital and the Nevada Corporation Capital Stock” beginning on page 252 of this proxy statement/prospectus.

Q: What are the U.S. and Canadian federal income tax considerations of the Redomestication to InMed’s shareholders?

A: Subject to the limitations and qualifications described in the section titled “Proposal No. 3 — The Redomestication Proposal — U.S. Federal Income Tax Considerations of the Nevada Redomestication” beginning on page 275 of this proxy statement/prospectus, InMed intends that the Redomestication qualify as a “reorganization” within the meaning of Section 368(a) of the Code. As a result, a U.S. Holder (as defined therein) of InMed stock (as defined therein) will not recognize gain or loss upon the Redomestication except as provided under Section 367 of the Code and subject to the passive foreign investment company rules. For a more detailed discussion of the U.S. federal income tax considerations of the Redomestication, see the section titled “Proposal No. 3 — The Redomestication Proposal — U.S. Federal Income Tax Considerations of the Nevada Redomestication” beginning on page 275 of this proxy statement/prospectus. For a summary of the principal Canadian federal income tax considerations of the Redomestication, see the section titled “Proposal No. 3 — The Redomestication Proposal — Canadian Federal Income Tax Considerations of the Nevada Redomestication” beginning on page 279 of this proxy statement/prospectus.

Q: What do I need to do now?

A: InMed urges you to read this proxy statement/prospectus carefully, including the annexes and the documents incorporated by reference, and to consider how the Merger affects you.

Shareholder of Record: Shares Registered in Your Name

If you are a registered shareholder (that is, your InMed Common Shares are registered directly in your name with InMed’s transfer agent, Odyssey Trust Company (“Odyssey”)), you may vote at the InMed Shareholders Meeting or vote by proxy. Whether or not you plan to attend the InMed Shareholders Meeting, we urge you to vote by proxy to ensure your vote is counted. You may still attend the meeting and vote even if you have already voted by proxy, in which case your previously submitted proxy will be disregarded. The procedures for voting by proxy are as follows:

•	To vote by proxy online, visit https://vote.odysseytrust.com. You will require the control number printed on your form of proxy. If you vote online, do not mail your proxy.

•

To vote by proxy by mail or personal delivery, complete, date and sign the enclosed form of proxy and return it to the Proxy Department, Odyssey Trust Company, Suite 1100, 67 Yonge Street, Toronto, Ontario, Canada M5E 1J8.

•

To vote by proxy by fax, complete, date and sign the enclosed form of proxy and fax it to Odyssey Trust Company, Attention: Proxy Department, at +1.800.517.4553 (toll-free within Canada and the U.S.) or +1.416.263.9524 (International).

To be valid, your form of proxy must be received by Odyssey not later than 48 hours, excluding Saturdays, Sundays and statutory holidays, before the time of the InMed Shareholders Meeting or any adjournment or postponement thereof. The time limit for deposit of proxies may be waived or extended by the chair of the InMed Shareholders Meeting at his or her discretion, without notice.

Beneficial Shareholders: Shares Held Through a Broker, Bank or Other Intermediary

If your InMed Common Shares are held in the name of a broker, investment dealer, bank, trust company or other intermediary (an “Intermediary”), you are a beneficial (non-registered) shareholder. Only registered shareholders, or their duly appointed proxyholders, are entitled to vote at the InMed Shareholders Meeting.

Applicable regulatory policy requires Intermediaries to seek voting instructions from beneficial shareholders in advance of the InMed Shareholders Meeting. In accordance with National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), InMed has distributed copies of proxy-related materials in connection with the InMed Shareholders Meeting to Intermediaries for onward distribution to beneficial shareholders. The majority of Intermediaries delegate responsibility for obtaining instructions from their clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically provides a voting instruction form (a “VIF”) in lieu of a form of proxy. You should complete and return the VIF in accordance with the instructions provided by your Intermediary or Broadridge, as applicable, to ensure that your vote is counted. Alternatively, you may follow the instructions provided by your Intermediary or Broadridge to vote by telephone or online. A VIF cannot be used to vote InMed Common Shares directly at the InMed Shareholders Meeting; it must be returned as directed by Broadridge or your Intermediary well in advance of the InMed Shareholders Meeting.

InMed is not relying on the notice-and-access delivery procedures set out in NI 54-101 to distribute copies of proxy-related materials in connection with the InMed Shareholders Meeting. InMed does not intend to pay for Intermediaries to deliver copies of the proxy-related materials to objecting beneficial owners (“OBOs”). OBOs will not receive proxy-related materials unless the Intermediary holding InMed Common Shares on behalf of the OBO assumes the cost of delivery.

If you are a beneficial shareholder and wish to attend and vote at the InMed Shareholders Meeting, you must appoint yourself as proxyholder by inserting your own name in the blank space on the VIF provided to you and returning it in accordance with the instructions provided by your Intermediary or Broadridge, as applicable. Although a beneficial shareholder may not be recognized directly at the InMed Shareholders Meeting for the purpose of voting InMed Common Shares registered in the name of their Intermediary, a beneficial shareholder may attend the InMed Shareholders Meeting as proxyholder for the Intermediary and vote the InMed Common Shares in that capacity. Alternatively, you can request in writing that your Intermediary send you a legal proxy, which would enable you to attend the InMed Shareholders Meeting and vote your InMed Common Shares.

Q: What if I return a form of proxy or otherwise vote but do not make specific choices?

A: If you return a signed and dated form of proxy or otherwise vote without marking voting selections, your shares will be voted, as applicable, “For” the Nasdaq Share Issuance Proposal, “For” the Return of Capital Proposal, “For” the Redomestication Proposal, “For” the Stock Plan Proposal, “For” the ESPP Proposal, “For” the Merger Compensation Proposal, and “For” the Adjournment Proposal. If any other matter is properly presented at the meeting, the individuals named in the form of proxy will vote the InMed Common Shares represented by the proxy using his or her best judgment.

Q: What happens if I do not return a form of proxy or otherwise vote or provide proxy instructions, as applicable?

A: If you are a shareholder of record and fail to return your form of proxy or otherwise vote, your shares will not be voted. If you are a beneficial owner of InMed Common Shares and fail to provide proxy instructions, your shares will not be voted on non-routine matters.

Q: If my InMed shares are held in “street name” by my broker and I do not provide my broker or bank with voting instructions, what happens?

A: If you are a beneficial owner of shares held in street name and you do not instruct your broker, bank or other agent how to vote your shares, your broker, bank or other agent will only be able to vote your shares with respect to proposals considered to be “routine.” Your broker, bank or other agent is not entitled to vote your shares with respect to “non-routine” proposals, which InMed refers to as a “broker non-vote.” Whether a proposal is considered routine or non-routine is subject to stock exchange rules and final determination by the stock exchange. Even with respect to routine matters, some brokers are choosing not to exercise discretionary voting authority. As a result, InMed urges you to direct your broker, bank or other agent how to vote your shares on all proposals to ensure that your vote is counted.

Q: What are broker non-votes and do they count for determining a quorum?

A: Generally, a “broker non-vote” occurs when shares held by a broker are not voted with respect to a particular proposal because the broker has not received voting instructions from its client(s) with respect to such shares on how to vote and does not have discretionary authority to vote on the matter.

Broker non-votes, if any, will be treated as shares present for the purpose of determining the presence of a quorum for the transaction of business at the InMed Shareholders Meeting. Broker non-votes, if any, will have no effect on Proposal Nos. 1, 2, 3, 4, 5, 6, and 7.

Q: May I revoke and/or change my vote after I have submitted a proxy or provided proxy instructions?

A: In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it at any time before it is exercised by:

•	executing a form of proxy bearing a later date and depositing it with Odyssey, or voting again online at https://vote.odysseytrust.com, in each case before the proxy deposit deadline;

•

delivering a written notice of revocation, executed by the registered shareholder or the registered shareholder’s authorized attorney in writing (or, if the registered shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized), to the Proxy Department, Odyssey Trust Company, Suite 1100, 67 Yonge Street, Toronto, Ontario, Canada M5E 1J8, or to InMed’s registered office at Suite 1445 – 885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3E8, at any time up to and including the last business day preceding the day of the InMed Shareholders Meeting or any postponement or adjournment thereof; or

•	attending the InMed Shareholders Meeting and voting during the meeting.

Simply attending the InMed Shareholders Meeting will not, by itself, revoke your proxy.

Beneficial shareholders who wish to change their voting instructions should contact their Intermediary for directions on how to do so.

Q: What are the material U.S. and Canadian federal income tax considerations of the Merger to a holder of Mentari Common Stock and Mentari Preferred Stock?

A: Subject to the limitations and qualifications described in the section titled “The Merger — U.S. Federal Income Tax Considerations of the Merger” beginning on page 181 of this proxy statement/prospectus, each of InMed and Mentari intend that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) for U.S. federal income tax purposes. Assuming the Merger so qualifies, a U.S. Holder (as defined herein) of Mentari Common Stock or Mentari Preferred Stock (“Mentari stock”) will not recognize gain or loss upon the exchange of its Mentari stock for InMed shares. For a more detailed discussion of the U.S. federal income tax considerations of the Merger, see the section titled “The Merger — U.S. Federal Income Tax Considerations of the Merger”. For a summary of the principal Canadian federal income tax considerations of the Merger, see the section titled “The Merger — Canadian Federal Income Tax Considerations of the Merger”.

Q: What are the material U.S. and Canadian federal income tax considerations of the receipt of the InMed CVRs?

A: Although the U.S. federal income tax treatment of the InMed CVRs is uncertain and the matter is not free from doubt, the Combined Company intends to treat a holder’s receipt of the InMed CVRs as a distribution of property with respect to the holder’s existing InMed capital shares for U.S. federal income tax purposes. Please review the information in the section titled “Agreements Related to the Merger — InMed CVR Agreement — Material U.S. Federal Income Tax Consequences of the InMed CVRs to Holders of InMed Share Capital” for a discussion of the U.S. federal income tax considerations of the InMed CVRs to holders of InMed share capital. For a summary of the principal Canadian federal income tax considerations of the receipt of InMed CVRs and payments thereon, see the section titled “Agreements Related to the Merger — InMed CVR Agreement — Canadian Federal Income Tax Considerations.”

Q: Do InMed shareholders have dissent or appraisal rights in connection with the Merger?

A: Under the BCBCA, InMed shareholders are entitled to dissent only in respect of the Redomestication Proposal, which, if passed, would authorize the continuation of InMed from British Columbia to the State of Nevada. For more information, see the section titled “Appraisal Rights and Dissenters’ Rights” beginning on page 186 of this proxy statement/prospectus.

Q: Who can help answer my questions?

A: If you are an InMed shareholder and would like additional copies of this proxy statement/prospectus without charge or if you have questions about the Merger or related matters, including the procedures for voting your shares, you should contact:

Banks and Brokers Call:

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PROSPECTUS SUMMARY

This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. To better understand the Merger and the proposals being considered at the InMed Shareholders Meeting, you should read this entire proxy statement/prospectus carefully, including the Merger Agreement and the other annexes to which you are referred in this proxy statement/prospectus, and the documents incorporated by reference therein. For more information, please see the section titled “Where You Can Find More Information” beginning on page 439 of this proxy statement/prospectus. Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus does not give effect to the proposed Reverse Stock Split.

The Companies

InMed

InMed is a pharmaceutical drug development company with a pipeline of proprietary small molecule drug candidates that are preferential signaling ligands of the endogenous CB1 and CB2 receptors as well as other receptor targets linked to human disease. CB1 and CB2 receptors are each part of the endocannabinoid system that is found throughout the human body and is responsible for many homeostatic functions. CB1 receptors are primarily located in the brain and central nervous system, while CB2 receptors are involved in modulating neuroinflammation and immune responses. InMed’s research efforts target the treatment of diseases with high unmet medical needs.

InMed has sought to focus on the research and development of preferential signaling ligands of CB1 and CB2, and has produced a library of novel, proprietary drug candidates, or Product Candidates. These Product Candidates are patentable new chemical entities, or NCEs, for pharmaceutical development, aimed at targeting diverse clinical indications. InMed’s current potential pharmaceutical pipeline consists of three programs, with drug candidates targeting Alzheimer’s disease, dry Age-Related Macular Degeneration, or dry AMD, and Epidermolysis Bullosa, or EB.

INM-901 is a proprietary small molecule, disease modifying drug candidate being developed as a potential treatment for Alzheimer’s disease. INM-901 has multiple potential mechanisms of action as a preferential signaling agonist for both CB1 and CB2 receptors, as well as impacting the peroxisome proliferator-activated receptor, or PPAR, signaling pathway. Across multiple preclinical studies, INM-901’s primary mechanism of action is the reduction of neuroinflammation, with statistically significant effects demonstrated in both ex vivo and in vivo models. Additionally, INM-901 targets several other mechanisms of action offering a unique treatment approach targeting several biological pathways associated with Alzheimer’s disease. More recently, these findings translated into advanced human brain organoid systems, where INM-901 showed significant dose-dependent reductions in key pro-inflammatory markers. Together, these data meaningfully de-risk the program and strengthen confidence as the program advances toward a pre-Investigational New Drug Application meeting and subsequent human clinical trials.

Outcomes from InMed’s ocular research, based on the proprietary small molecule INM-089, indicate potentially promising neuroprotective effects in the back of the eye, which may lead to the preservation of retinal function. Neuroprotection in dry AMD remains an unmet medical need and a new treatment option may help solve this multifactorial disease.

InMed has completed a Phase 2 clinical trial of INM-755 (cannabinol) cream studying its safety and efficacy in treating symptoms related to EB. Results from the Phase 2 clinical trial showed a positive indication of enhanced anti-itch activity for INM-755 cream versus the control cream alone in an exploratory clinical evaluation. InMed is also pursuing strategic partnership opportunities for INM-755 in EB and other itch-related skin conditions.

InMed’s principal executive offices are located at Suite 1445, 885 West Georgia Street, Vancouver, B.C., Canada, V6C 3E8. Its telephone number is +1-604-669-7207.

Mentari

Mentari intends to become a leader in migraine treatment through the development of a portfolio of preventive migraine therapies. Mentari’s initial product candidates are proprietary monoclonal antibodies designed to improve upon patient outcomes under current standards of care through enhanced efficacy and dosing convenience. They are engineered to address clinically validated migraine targets while also being designed to improve patient convenience through periodic subcutaneous injections. MT-001 is a half-life extended antibody that inhibits pituitary adenylate cyclase-activating polypeptide (“PACAP”), an emerging anti-migraine target that functions independently of calcitonin gene-related peptide (“CGRP”), which is the backbone of several approved therapies. MT-001 is designed to deliver anti-migraine activity matching or exceeding that reported for an intravenously administered competitor anti-PACAP clinical candidate, Lu AG09222 (also known as bocunebart), but through a convenient and potentially less frequent subcutaneous injection. Mentari anticipates filing a Clinical Trial Application (“CTA”) in New Zealand for MT-001 in mid-2026. In parallel, Mentari is also developing MT-002, a bispecific antibody designed to simultaneously target PACAP and CGRP, providing the potential to address both known drivers of migraine with a single product candidate. Mentari anticipates filing an Investigational New Drug application (“IND”) in the United States or equivalent for MT-002 in the first quarter of 2027.

It is estimated that up to fifteen percent of the world’s population suffers from migraine. An estimated one percent of the population experiences more than eight migraine attacks a month. Although there are multiple drugs approved to treat or to prevent migraine, there remains a significant need for superior therapies. Between forty and fifty percent of patients treated with approved therapies do not achieve a fifty percent reduction in monthly migraine days (“MMDs”). Even those who do experience a reduction in MMDs continue to be burdened by recurrent attacks.

The underlying causes of migraine are not well understood, but a portion of the disease pathology has been shown to be driven by the release of CGRP, which leads to local vasodilation and neuroinflammation. Anti-CGRP therapies are the most recent class of approved therapies, reaching $6 billion in worldwide revenue in 2025. Not all patients respond to anti-CGRP therapies and many discontinue treatment.

PACAP has recently emerged as an alternative migraine target that functions independently of CGRP. Phase 2 clinical trial results generated with Lu AG09222, in development by H. Lundbeck A/S (“Lundbeck”), show a reduction in MMDs roughly equivalent to that observed with approved anti-CGRP therapies. Mentari believes that anti-PACAP therapies have the potential to meaningfully improve outcomes for patients with migraine who do not experience an adequate reduction in MMDs under existing anti-CGRP therapies.

MT-001 is a product candidate designed to match or exceed the anti-PACAP activity of Lu AG09222, while being administered through a convenient subcutaneous injection instead of monthly intravenous infusions. MT-001 is a proprietary antibody that matches the potency of a reference antibody that was generated by Paragon Therapeutics based on public information about the properties or attributes of Lu AG09222 in in vitro assays. MT-001 was engineered to have both an extended half-life and physiochemical properties to enable subcutaneous administration. Mentari expects that a once per four-week or eight-week subcutaneous dose of MT-001 has the potential to match or exceed the exposure of Lu AG09222 reported after intravenous administration in humans. This expectation is based, in part, on a three-fold increase in half-life observed in non-human primates (“NHPs”) with MT-001 compared with Lu AG09222 reference. Mentari anticipates filing a CTA for MT-001 in mid-2026 and, subject to CTA acceptance, proceeding with a Phase 1 pharmacokinetic and safety trial in healthy volunteers in New Zealand.

MT-002 is a bispecific product candidate that is designed to inhibit PACAP and CGRP. Both PACAP and CGRP have been shown to induce migraine through activation of independent sets of receptors. Mentari believes MT-002 has the potential to benefit a broader set of patients than products that only address one of these targets. MT-002 was engineered to be delivered as an infrequent subcutaneous dose and, based on preclinical pharmacokinetic and pharmacodynamic data, is anticipated to match or exceed the exposures reported in clinical trials for Lu AG09222 and anti-CGRP antibodies. Mentari intends to initially develop MT-002 for the prevention of migraine in people who do not respond to existing anti-CGRP therapies and those who do not experience an adequate reduction in MMDs. Mentari believes that the increased drug activity potentially achievable by simultaneously targeting PACAP and CGRP presents an opportunity for MT-002 to be a first-line therapy for migraine prevention. Mentari anticipates filing an IND in the United States or equivalent for MT-002 in the first quarter of 2027.

MT-003, a potential product candidate for which Mentari has the exclusive option to license certain intellectual property rights pursuant to the Paragon Therapeutics Option Agreement, is a half-life extended anti-CGRP antibody. Although several anti-CGRP products have been approved by the FDA, none can be administered quarterly as a single subcutaneous dose. The only products approved for quarterly dosing are administered either as a quarterly intravenous infusion or as a series of three consecutive subcutaneous injections. Mentari believes that the improved properties and half-life of MT-003 could enable it to capture a significant share of the anti-CGRP market.

Mentari was founded by leading healthcare investor, Fairmount Funds Management LLC (“Fairmount”). The technology underlying Mentari’s product candidates was initially developed on a preclinical basis by Paragon Therapeutics, Inc. (“Paragon Therapeutics”) and Paragon Laboratories, Inc. (“Paragon Laboratories” and together with Paragon Therapeutics, “Paragon”), an antibody discovery engine founded by Fairmount and led by industry veterans with extensive experience in drug discovery. Paragon is specifically focused on applying cutting-edge science and technology to shape the next generation of novel best-in-class complex biologics for indications in which there is high unmet medical need. Paragon performs research services for Mentari to discover and evaluate potential antibody product candidates, which could be licensed for further development, manufacture and commercialization by Mentari.

Mentari entered into (i) an Antibody Discovery and Option Agreement (as amended, the “Paragon Therapeutics Option Agreement”) with Paragon Therapeutics and Paratari Holding LLC (“Paratari”) and (ii) an Antibody Discovery and Option Agreement (the “Paragon Laboratories Option Agreement” and together with the Paragon Therapeutics Option Agreement, the “Paragon Option Agreements”) with Paragon Laboratories. On July 1, 2026, following its exercise of the options for Research Program #1, corresponding to MT-001, and Research Program #2, corresponding to MT-002, Mentari entered into a license agreement with Paragon Therapeutics with respect to both such Research Programs (the “MT-001/002 License Agreement”).

Under the Paragon Option Agreements, Paragon identifies, evaluates, and develops antibodies against one or more mutually agreed therapeutic targets. The Paragon Therapeutics Option Agreement covers a monospecific research program targeting PACAP (MT-001), a bispecific research program targeting PACAP and CGRP (MT-002), a monospecific research program targeting CGRP (MT-003), and the Paragon Laboratories Option Agreement covers two other programs (MT-004 and MT-005), with the ability to add additional programs by mutual agreement. Each research program is overseen and coordinated by a joint development committee consisting of two employees from Mentari (or another representative as Mentari may designate) and two employees from Paragon, with Mentari and Paragon each having one vote with respect to decisions of the committee. Under the Paragon Option Agreements, Mentari has the exclusive option, on a program-by-program basis, to negotiate and enter into a license agreement granting Mentari an exclusive, worldwide license under the applicable intellectual property rights controlled by Paragon or its affiliates to develop, manufacture and commercialize antibodies and products directed to the selected target or target combination for the applicable research program, and further, for each monospecific research program, a non-exclusive, worldwide license under the applicable intellectual property rights controlled by Paragon or its affiliates to develop, manufacture and commercialize multispecific antibodies and products directed to the selected target for such research program. As of the date of this proxy statement/prospectus, Mentari has exercised the option and entered into a license agreement for each of MT-001 and MT-002, but it has not exercised the option or entered into a license agreement for MT-003, MT-004 or MT-005.

Under the MT-001/002 License Agreement, Paragon Therapeutics granted Mentari royalty-bearing, worldwide licenses, with the right to sublicense through multiple tiers, under specified intellectual property rights controlled by Paragon Therapeutics or its affiliates to develop, manufacture, commercialize and otherwise exploit antibodies and products arising respectively from Research Program #1, the monospecific research program targeting PACAP (MT-001), and Research Program #2, the bispecific research program targeting PACAP and CGRP (MT-002). These licenses include exclusive rights under the licensed antibody technology for each of Research Program #1 and Research Program #2, a non-exclusive right under the licensed antibody technology for Research Program #1 to develop and commercialize multispecific antibodies and multispecific products, and non-exclusive rights under certain other licensed patents, in each case subject to specified exclusions and retained rights. Under the MT-001/002 License Agreement, Mentari is solely responsible for development, manufacturing, commercialization, regulatory strategy, regulatory filings and regulatory approvals for all licensed products worldwide. On a Research Program-by-Research Program basis, Mentari is required to (a) achieve specified diligence milestones by specified deadlines (subject to specified cure and extension rights) and (b) use commercially reasonable efforts to develop and seek regulatory approval for at least one licensed product in the United States and at least one other major market country, and, after receipt of such regulatory approval, to commercialize such product in such country. Mentari is required to make milestone payments to Paragon Therapeutics upon the achievement of specified clinical development and regulatory milestones and to pay Paragon Therapeutics royalties in the single-digit percentage range based on net sales of licensed products, subject to certain reductions.

Mentari’s principal executive offices are located at 221 Crescent Street, Building 23, Suite 105, Waltham, MA 02453, and its telephone number is    .

First Merger Sub

First Merger Sub is a direct, wholly owned subsidiary of InMed and was formed solely for the purpose of carrying out the Merger. First Merger Sub’s executive offices are located at Suite 1445—885 W. Georgia Street, Vancouver, B.C. Canada V6C 3E8. Its telephone number is (604) 669-7207.

Second Merger Sub

Second Merger Sub is a direct, wholly owned subsidiary of InMed and was formed solely for the purpose of carrying out the Merger. Second Merger Sub’s executive offices are located at Suite 1445—885 W. Georgia Street, Vancouver, B.C. Canada V6C 3E8. Its telephone number is (604) 669-7207.

The Merger (see page 143)

Subject to the terms and conditions of the Merger Agreement, and in accordance with the Delaware General Corporation Law (“DGCL”) and the Delaware Limited Liability Company Act (“DLLCA”), (i) at the First Effective Time, First Merger Sub will merge with and into Mentari, with Mentari continuing as a wholly owned subsidiary of InMed and the surviving corporation of the First Merger and (ii) immediately following the First Merger and as part of the same overall transaction as the First Merger, Mentari will merge with and into Second Merger Sub, with Second Merger Sub being the surviving entity.

InMed’s Reasons for the Merger (see page 150)

In the course of its evaluation of the Merger, the Merger Agreement and the Contemplated Transactions, the InMed Board established the Strategic Committee, composed of independent directors, to evaluate and consider the proposed merger and other strategic alternatives with a view to maximizing shareholder value. The Strategic Committee, in consultation with its financial and legal advisors, unanimously recommended that the InMed Board approve the Contemplated Transactions. The InMed Board, upon receiving the unanimous recommendation of the Strategic Committee and having consulted with InMed management, its legal counsel and its financial advisor, reviewed and assessed a significant amount of information and, in reaching its decision to approve the Merger, the Merger Agreement and the Contemplated Transactions, considered the factors described later in this proxy statement/prospectus under the section titled “The Merger – InMed’s Reasons for the Merger”.

Mentari’s Reasons for the Merger (see page 154)

In the course of reaching its decision to approve the Merger and the Mentari Pre-Closing Financing, the Mentari Board consulted with Mentari’s senior management, legal counsel, and financial advisors, and considered a wide variety of factors. Ultimately, the Mentari Board concluded that a merger with InMed, together with the additional financing committed from the Mentari Pre-Closing Financing, was the best option to generate capital resources to support the advancement of Mentari’s pipeline and fund the combined organization.

Additional factors the Mentari Board considered included the following (which factors are not necessarily presented in any order of relative importance):

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as a public company, Mentari expects to have broader access to capital and a wider range of investors to support the preclinical and clinical development of its pipeline than would be available if Mentari continued to operate as a privately-held company;

•	the Mentari Pre-Closing Financing will generate capital resources to fund the Combined Company;

•	the potential benefits from increased public market awareness of Mentari and its pipeline;

•	the historical and current information concerning Mentari’s business, including its financial performance and condition, operations, management, and preclinical and clinical data;

•	the competitive nature of the industry in which Mentari operates;

•	the Mentari Board’s fiduciary duties to Mentari stockholders;

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the Mentari Board’s belief that no alternatives to the Merger, together with the additional financing committed from the Mentari Pre-Closing Financing, were reasonably likely to create greater value for Mentari stockholders, after considering the various financing and other strategic options to enhance stockholder value that were considered by the Mentari Board;

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the Mentari Board’s expectation that the Merger, together with the additional financing committed from the Mentari Pre-Closing Financing, would be a higher probability and more cost-effective means to access capital than other options considered, including an initial public offering;

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the expected financial position, operations, management structure, and operating plans of the Combined Company (including the ability to support the Combined Company’s current and planned preclinical studies and clinical trials);

•	the business, history, operations, financial resources, and credibility of InMed;

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the availability of appraisal rights under the DGCL to holders of Mentari capital stock who comply with the required procedures under the DGCL, which allow such holders to seek appraisal of the fair value of their shares of Mentari capital stock as determined by the Delaware Court of Chancery;

•	the terms and conditions of the Merger Agreement;

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the InMed Common Shares issued to Mentari stockholders, including InMed Common Shares issued in exchange for shares of Mentari Common Stock sold in the Mentari Pre-Closing Financing, will be registered on a Form S-4 registration statement and will become freely tradable for Mentari stockholders who are not affiliates of Mentari and who are not parties to lock-up agreements;

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the Support Agreements, pursuant to which certain directors, officers, and stockholders of Mentari and InMed, respectively, have agreed, solely in their capacity as stockholders of Mentari and InMed, respectively, to vote all of their shares of Mentari capital stock or InMed Common Shares in favor of the adoption or approval, respectively, of the Merger Agreement;

•	the ability to obtain a Nasdaq listing and the change of the combined organization’s name to Mentari Therapeutics, Inc. prior to or upon the closing of the Merger; and

•	the likelihood that the Merger will be consummated on a timely basis.

The Mentari Board also considered a number of uncertainties and risks in its deliberations concerning the Merger and the other transactions contemplated by the Merger Agreement, including the following:

•	the possibility that the Merger or the Mentari Pre-Closing Financing might not be completed;

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the Exchange Ratio used to establish the number of InMed Common Shares to be issued to Mentari stockholders in the Merger is fixed, except for adjustments due to InMed’s Net Cash (as defined in the section titled “The Merger Agreement – Calculation of InMed’s Net Cash”) balance, the amount of proceeds from the Mentari Pre-Closing Financing and outstanding capital stock at Closing, and thus the relative percentage ownership of InMed shareholders and Mentari stockholders in the Combined Company immediately following the completion of the Merger is similarly fixed;

•	the potential effect of the termination fee of up to $4.0 million payable by Mentari;

•	the potential reduction of InMed’s Net Cash prior to the closing;

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the possibility that InMed could, under certain circumstances, consider unsolicited acquisition proposals if superior to the Merger or change its recommendation to approve the Merger upon certain events;

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the costs, time and effort involved in connection with completing the Merger, related disruptions, or potential disruptions to Mentari’s business and related administrative challenges associated with combining the companies;

•	the additional expenses and obligations to which Mentari’s business will be subject following the Merger as a public company; and

•	various other risks associated with the combined organization and the Merger, including the risks described in the section titled “Risk Factors” in this proxy statement/prospectus.

Recommendation of the InMed Board of Directors (see page 138)

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The InMed Board has determined and declared that the issuance of InMed Common Shares, including InMed Common Shares issuable upon conversion of InMed Series A Preferred Shares, pursuant to the Merger Agreement is fair to, in the best interests of, and advisable to, InMed and its shareholders. The InMed Board recommends that InMed shareholders vote “FOR” the approval of the Nasdaq Share Issuance Proposal as described in this proxy statement/prospectus.

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The InMed Board has determined and declared that the approval of one or more reductions of the capital of InMed in respect of the InMed Common Shares (and, in the case of an InMed Legacy Transaction Distribution, the InMed Preferred Shares, if applicable) in connection with the distributions to the InMed shareholders contemplated by the Merger Agreement is fair to, in the best interests of, and advisable to, InMed and its shareholders. The InMed Board recommends that InMed shareholders vote “FOR” the approval of the Return of Capital Proposal as described in this proxy statement/prospectus.

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The InMed Board has determined and believes that it is fair to, in the best interests of, and advisable to, InMed and its shareholders to approve the redomestication of InMed from British Columbia to the State of Nevada by continuation under British Columbia law and domestication under Nevada law. The InMed Board recommends that InMed shareholders vote “FOR” the Redomestication Proposal as described in this proxy statement/prospectus.

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The InMed Board has determined and believes that it is advisable to, and in the best interests of, InMed and its shareholders to approve the 2026 Stock Incentive Plan, as described in this proxy statement/prospectus. The InMed Board recommends that InMed shareholders vote “FOR” the Stock Plan Proposal as described in this proxy statement/prospectus.

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The InMed Board has determined and believes that it is advisable to, and in the best interests of, InMed and its shareholders to approve the 2026 Employee Stock Purchase Plan, as described in this proxy statement/prospectus. The InMed Board recommends that InMed shareholders vote “FOR” the ESPP Proposal as described in this proxy statement/prospectus.

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The InMed Board has determined and believes that it is advisable to, and in the best interests of, InMed and its shareholders to approve certain compensation arrangements for InMed’s named executive officers that are based on or otherwise relate to the Merger. The InMed Board recommends that InMed shareholders vote “FOR” the Merger Compensation Proposal as described in this proxy statement/prospectus.

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The InMed Board has determined and believes that adjourning the InMed Shareholders Meeting, if necessary, to solicit additional proxies if there is not a sufficient number of votes in favor of the Nasdaq Share Issuance Proposal is fair to, in the best interests of, and advisable to, InMed and its shareholders and has approved and adopted the proposal. The InMed Board recommends that InMed shareholders vote “FOR” the Adjournment Proposal, if necessary, as described in this proxy statement/prospectus.

Interests of InMed’s Directors and Executive Officers in the Merger (see page 172)

In considering the recommendation of the InMed Board with respect to approving the Merger, shareholders should be aware that InMed’s directors and executive officers have interests in the Merger that are different from, or in addition to, the interests of InMed shareholders generally. These interests may present them with actual or potential conflicts of interest. These interests include the following:

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under the terms of the Merger Agreement, (i) prior to the closing of the Merger, the InMed Board will accelerate the vesting of all equity awards of InMed then outstanding but not then vested or exercisable, regardless of whether requirements for performance-based vesting have been met, and cancel each option to acquire InMed Common Shares with an exercise price per share greater than the InMed Closing Price and (ii) at the closing of the First Merger, (a) In-the-Money InMed Options will be surrendered by the holder thereof to InMed for cancellation, and the holder thereof will be entitled to receive a number of InMed Common Shares equal to the number of InMed Common Shares underlying such option as set forth in the Merger Agreement and described in more detail in the section titled “The Merger — Interests of InMed’s Directors and Executive Officers in the Merger — Treatment of InMed Options”

beginning on page 174 of this proxy statement/prospectus and (b) each other option to acquire InMed Common Shares will be cancelled for no consideration; and

•	the InMed Board approved aggregate retention bonuses of $160,145 payable to six key employees of InMed (including the CEO), subject to continued employment through the Closing Date; and

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InMed’s directors and officers are entitled to continued indemnification and expense advancement, and InMed will purchase a six-year prepaid “D&O tail” insurance policy for the benefit of its current directors and officers, in each case pursuant to the terms of the Merger Agreement.

The InMed Board was aware of these potential conflicts of interest and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Merger, and to recommend that the InMed shareholders approve the Merger as contemplated by this proxy statement/prospectus.

Interests of Mentari’s Directors and Executive Officers in the Merger (see page 177)

In considering the recommendation of the Mentari Board with respect to approving the Merger, stockholders should be aware that Mentari’s directors and executive officers have interests in the Merger that are different from, or in addition to, the interests of Mentari stockholders generally. These interests may present them with actual or potential conflicts of interest. These interests include the following:

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as of May 31, 2026, Mentari’s current non-employee directors and executive officers beneficially owned, in the aggregate, approximately 0.5% of the shares of Mentari capital stock, which for purposes of this subsection excludes any Mentari shares issuable upon exercise or settlement of Mentari options and restricted stock units held by such individual;

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Fairmount Healthcare Fund II L.P. (“Fairmount Fund II”), an affiliate of Julianne Bruno and Michelle Pernice (Mentari directors), currently holds shares of Mentari capital stock and an unsecured convertible promissory note with an initial principal amount of $50.0 million at an interest rate of 12% per annum of Mentari and has agreed to purchase Mentari Common Stock and Mentari Pre-Funded Warrants in the Mentari Pre-Closing Financing;

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in connection with the Merger, each option to purchase shares of Mentari Common Stock and each Mentari restricted stock unit held by Mentari’s executive officers and directors, whether or not vested, will be converted into an option to purchase shares of the Combined Company’s common stock or a restricted stock unit of the Combined Company, respectively, on the same terms and conditions (including any vesting and acceleration provisions);

•	Mentari’s directors and executive officers are expected to become directors and executive officers of the Combined Company upon completion of the Merger; and

•	Mentari’s directors and executive officers are entitled to certain indemnification and liability insurance coverage pursuant to the terms of the Merger Agreement.

The Mentari Board was aware of these potential conflicts of interest and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Merger, and to recommend that the Mentari stockholders approve the Merger as contemplated by this proxy statement/prospectus.

Opinion of Lucid to the InMed Board (see page B-1)

InMed retained Lucid Capital Markets, LLC (“Lucid”) as its financial advisor in connection with the Merger and the other transactions contemplated by the Merger Agreement. On May 18, 2026, Lucid rendered to the

InMed Board its oral opinion, which was subsequently confirmed by a written opinion addressed to the InMed Board, dated May 18, 2026, that, based upon and subject to text of the written opinion, including the various assumptions and limitations set forth therein and such other factors that Lucid deem relevant, it is their opinion that, as of such date, the Exchange Ratio is fair, from a financial point of view, to the holders of InMed Common Shares.

The full text of the written opinion of Lucid, dated May 18, 2026, which describes the assumptions made and the qualifications and limitations upon the review undertaken by Lucid in preparing its opinion, is attached as Annex B to this proxy statement/prospectus and is incorporated herein by reference. Lucid’s financial advisory services and opinion were provided for the information and assistance of the InMed Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of the InMed Board’s consideration of the Merger and the opinion of Lucid addressed only the fairness, from a financial point of view, as of the date thereof, to InMed of the Exchange Ratio pursuant to the terms of the Merger Agreement. The opinion of Lucid did not address any other term or aspect of the Merger Agreement or the Merger and does not constitute a recommendation to any shareholder of InMed as to whether or how such holder should vote with respect to the Merger or otherwise act with respect to the Merger or any other matter.

The full text of the written opinion of Lucid should be read carefully in its entirety for a description of the assumptions made and limitations upon the review undertaken by Lucid in preparing its opinion.

Overview of the Merger Agreement and Agreements Related to the Merger Agreement

Merger Consideration (see page 193)

At the First Effective Time, upon the terms and subject to the conditions set forth in the Merger Agreement, (i) each then-outstanding share of Mentari Common Stock and Mentari Series A Preferred Stock (including shares of Mentari Common Stock issued in the Mentari Pre-Closing Financing), excluding shares of Mentari capital stock to be cancelled pursuant to the Merger Agreement and any dissenting shares, will be converted into the right to receive a number of InMed Common Shares and/or InMed Pre-Funded Warrants, as applicable, equal to the Exchange Ratio (described in more detail in the section titled “The Merger Agreement — Exchange Ratio” beginning on page 194 of this proxy statement/prospectus), (ii) each then-outstanding share of Mentari Series Seed Preferred Stock (excluding any shares of Mentari Series Seed Preferred Stock to be cancelled pursuant to the Merger Agreement and any dissenting shares) will be converted into the right to receive a number of InMed Series A Preferred Shares equal to the Exchange Ratio divided by 1,000, in accordance with the terms of the Merger Agreement, (iii) each then-outstanding Mentari Option will be converted into and become an option to purchase InMed Common Shares on the existing terms and conditions (including with respect to vesting and accelerated vesting), subject to adjustment as set forth in the Merger Agreement, (iv) each then-outstanding Mentari RSU will be converted into and become an InMed RSU on the existing terms and conditions (including with respect to vesting and accelerated vesting), subject to adjustment as set forth in the Merger Agreement, and (v) each then-outstanding and unexercised Mentari Warrant (including Mentari Pre-Funded Warrants issued in the Mentari Pre-Closing Financing) will be converted into an InMed Warrant, subject to adjustment as set forth in the Merger Agreement.

Immediately after the Merger, InMed securityholders as of immediately prior to the Merger are expected to own approximately 1.51% of the outstanding shares of capital stock of the Combined Company on a fully-diluted basis and former holders of Mentari securities are expected to own approximately 98.49% of the outstanding shares of capital stock of the Combined Company on a fully-diluted basis. Under certain circumstances further described in the Merger Agreement, the ownership percentages may be adjusted up or down including, but not limited to, if InMed’s Net Cash as of Closing is less than or greater than ($3.4) million. InMed currently estimates that its net cash as of closing will be approximately $(3.6) million, and the currently estimated ownership percentages reflect this projection.

Treatment of Mentari Options (see page 197)

Under the terms of the Merger Agreement, InMed will assume Mentari’s 2025 Equity Incentive Plan and each option to purchase shares of Mentari Common Stock that is outstanding and unexercised immediately prior to the First Effective Time, whether or not vested, will be assumed and converted into an option to purchase InMed Common Shares.

Accordingly, from and after the First Effective Time: (i) each outstanding Mentari Option assumed by InMed may be exercised solely for InMed Common Shares; (ii) the number of InMed Common Shares subject to each outstanding Mentari Option assumed by InMed will be determined by multiplying (A) the number of shares of Mentari Common Stock that were subject to such Mentari Option assumed by InMed, as in effect immediately prior to the First Effective Time, by (B) the Exchange Ratio, and rounding the resulting number down to the nearest whole number of InMed Common Shares; and (iii) the per share exercise price of each Mentari Option assumed by InMed will be determined by dividing (A) the per share exercise price of such Mentari Option, as in effect immediately prior to the First Effective Time, by (B) the Exchange Ratio, and rounding the resulting exercise price up to the nearest whole cent. Each Mentari Option assumed by InMed will otherwise continue in full force and effect and the term, exercisability, vesting schedule, acceleration rights and other terms and conditions of such Mentari Option will otherwise remain unchanged.

Each Mentari stock option shall, in accordance with its terms, continue to be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to InMed Common Shares subsequent to the First Effective Time. In addition, the Combined Company’s compensation committee will succeed to the authority and responsibility of the Mentari Board as administrator of Mentari’s 2025 Equity Incentive Plan.

Treatment of Mentari Warrants (see page 198)

Under the terms of the Merger Agreement, each Mentari Warrant that is outstanding and unexercised immediately prior to the First Effective Time, whether or not vested, will be converted into an InMed Warrant.

Accordingly, from and after the First Effective Time: (i) each outstanding Mentari Warrant assumed by InMed may be exercised solely for InMed Common Shares; (ii) the number of InMed Common Shares subject to each outstanding Mentari Warrant assumed by InMed will be determined by multiplying (A) the number of shares of Mentari Common Stock issuable upon exercise of the Mentari Warrant that were subject to such Mentari Warrant, as in effect immediately prior to the First Effective Time, by (B) the Exchange Ratio, and rounded up to the next whole InMed Common Share to the extent the aggregate amount of fractional InMed Common Shares such holder would otherwise be entitled to is equal to or exceeds 0.50; and (iii) the per share exercise price for the InMed Common Shares issuable upon exercise of each Mentari Warrant assumed by InMed will be determined by dividing (A) the per share exercise price of Mentari Common Stock subject to such Mentari Warrant as in effect immediately prior to the First Effective Time, by (B) the Exchange Ratio, and rounding the resulting exercise price up to the nearest whole cent. Each Mentari Warrant assumed by InMed will otherwise continue in full force and effect and the term, any restriction on the exercise and other provisions of such Mentari Warrant will otherwise remain unchanged.

Each Mentari Warrant shall, in accordance with its terms, continue to be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to InMed Common Shares subsequent to the First Effective Time.

Mentari Restricted Stock Units (see page 198)

Under the terms of the Merger Agreement, InMed will assume Mentari’s 2025 Equity Incentive Plan and each Mentari RSU that is outstanding immediately prior to the First Effective Time, whether or not vested, will be assumed and converted into an InMed RSU.

Accordingly, from and after the First Effective Time: (i) each outstanding Mentari RSU assumed by InMed may be settled solely for InMed Common Shares; and (ii) the number of InMed Common Shares subject to each outstanding Mentari RSU assumed by InMed will be determined by multiplying (A) the number of shares of Mentari Common Stock that were subject to such Mentari RSU assumed by InMed, as in effect immediately prior to the First Effective Time, by (B) the Exchange Ratio, and rounding the resulting number down to the next whole number of InMed Common Shares to the extent the aggregate amount of fractional InMed Common Shares such holder of the assumed restricted stock units would otherwise be entitled to is equal to or exceeds 0.50, and otherwise rounded down. Each Mentari RSU assumed by InMed will otherwise continue in full force and effect and the term, settlement, vesting schedule, acceleration rights and other terms and conditions of such Mentari RSU will otherwise remain unchanged.

Each Mentari RSU shall, in accordance with its terms, continue to be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to InMed Common Shares subsequent to the First Effective Time. In addition, the Combined Company’s compensation committee will succeed to the authority and responsibility of the Mentari Board as administrator of the Mentari 2025 Equity Incentive Plan.

InMed Common Shares and InMed Options (see page 199)

Except as contemplated by the proposed Reverse Stock Split, InMed Common Shares will remain unaffected by the Merger.

Under the terms of the Merger Agreement, prior to the Closing, the InMed Board will accelerate the vesting of all equity awards of InMed then outstanding but not then vested or exercisable. At the First Effective Time, (i) each In-the-Money InMed Option will be surrendered by the holder thereof to InMed for cancellation and the holder thereof shall be entitled to receive a number of InMed Common Shares equal to the number of InMed Common Shares underlying such InMed Option and (ii) each Out-of-the-Money InMed Option will be cancelled for no consideration.

Conditions to the Completion of the Merger (see page 208)

To complete the Merger, InMed shareholders must approve Proposal No. 1 (unless, to the extent permitted by applicable law, each of InMed, the Merger Subs, and Mentari waive such condition) and Mentari stockholders must adopt the Merger Agreement and approve the Merger and the related transactions contemplated by the Merger Agreement. Additionally, each of the other closing conditions set forth in the Merger Agreement must be satisfied or waived.

Non-Solicitation (see page 204)

The Merger Agreement contains non-solicitation provisions prohibiting InMed and Mentari from soliciting a competing transaction. Each of InMed and Mentari has agreed that, subject to certain exceptions, InMed and

Mentari and any of their respective subsidiaries will not, nor will either party or any of its subsidiaries authorize or permit any of the directors, officers, employees, investment bankers, financial advisors, attorneys, accountants or other advisors, agents or representatives retained by it or any of its subsidiaries to, directly or indirectly:

•	solicit, initiate, or knowingly encourage, induce, or facilitate the communication, making, submission or announcement of, any Acquisition Proposal or Acquisition Inquiry;

•	furnish any non-public information with respect to it to any person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry;

•	engage in discussions or negotiations with any person with respect to any Acquisition Proposal or Acquisition Inquiry;

•	subject to certain exceptions set forth in the Merger Agreement, approve, endorse, or recommend any Acquisition Proposal;

•	execute or enter into any letter of intent or any contract contemplating or otherwise relating to any Acquisition Transaction;

•	take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; or

•	publicly propose to do any of the foregoing.

Board Recommendation Change (see page 205)

Neither the Mentari Board nor the InMed Board may change its recommendation in favor of the Merger, except that prior to receipt by such party of its stockholder approval, such party’s board of directors may effect a change in recommendation as a result of (i) a material development or change in circumstances, or (ii) with respect to a superior offer that did not result from a material breach of the Merger Agreement (each of (i) and (ii), an “Intervening Event”), if:

•

such party’s board of directors shall have determined in good faith, based on the advice of its outside legal counsel, that the failure to effect such change in recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable law;

•

such party has provided at least four business days’ prior written notice to the other party that it intends to effect a change in recommendation, and during such period has, and has caused its lead financial advisor and outside legal counsel to, negotiate with the other party in good faith to make such adjustments to the terms and conditions so that the acquisition proposal ceases to constitute a superior offer; and

•

if, after the other party shall have delivered to such party a written offer to alter the terms or conditions of the Merger Agreement during the four-business day period referred to above, such party’s board of directors shall have determined in good faith (based on the advice of its outside legal counsel), that the failure to effect a change in recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable law.

In the event of any material amendment to any superior offer, the party considering the superior offer would be required to provide the other party with notice of such material amendment and there would be a new three-business day period following such notification during which the parties would be obligated to comply again with the requirements described above.

In the case of an Intervening Event, the party suffering such event shall promptly notify the other party before effecting a change in recommendation. The written notice is required to state the material facts and circumstances related to the applicable Intervening Event and that such party’s board of directors intends to make a change in recommendation.

Termination of the Merger Agreement (see page 209)

Either InMed or Mentari may terminate the Merger Agreement under certain circumstances, which would prevent the Merger from being consummated.

Termination Fee (see page 211)

If the Merger Agreement is terminated under certain circumstances, InMed could be required to pay Mentari a termination fee of $400,000 or Mentari could be required to pay InMed a termination fee of $4,000,000.

Support Agreements (see page 213)

Certain stockholders of Mentari (solely in their respective capacities as Mentari stockholders) holding approximately 49.8% of the outstanding shares of Mentari capital stock have entered into support agreements with InMed and Mentari to vote all of their shares of Mentari capital stock in favor of the adoption and approval of the Merger Agreement and the transactions contemplated thereby (the “Mentari Support Agreements”).

The directors and officers of InMed holding less than 1% of the outstanding InMed share capital as of March 31, 2026 on an as-converted to InMed Common Shares basis have entered into support agreements with InMed and Mentari to vote all of their InMed Common Shares in favor of the adoption and approval of the Merger Agreement and the transactions contemplated thereby and against any alternative Acquisition Proposals (the “InMed Support Agreements”).

Lock-Up Agreements (see page 213)

Certain directors and stockholders of Mentari have entered into lock-up agreements, pursuant to which such parties have agreed not to, except in limited circumstances, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any InMed Common Shares or any securities convertible into or exercisable or exchangeable for InMed Common Shares, currently or thereafter owned, but excluding, as applicable, shares purchased by existing Mentari stockholders in the Mentari Pre-Closing Financing (including any InMed Common Shares issuable upon exercise of InMed Pre-Funded Warrants issued in exchange for Mentari Pre-Funded Warrants sold in the Mentari Pre-Closing Financing), until 180 days after the First Effective Time.

InMed CVR Agreement (see page 215)

Immediately prior to the First Effective Time, InMed and the Rights Agent are expected to enter into the InMed CVR Agreement, pursuant to which holders of InMed Common Shares as of immediately prior to the First Effective Time will receive one InMed CVR for each outstanding InMed Common Share.

Each InMed CVR will represent the contractual right to receive certain net proceeds, if any, derived from any consideration that is paid to InMed as a result of the disposition of the InMed Legacy Business, net of permitted deductions (including applicable taxes, transaction and enforcement expenses, indemnity obligations, royalties and other liabilities), during the period beginning at the First Effective Time and ending upon the second (2nd) anniversary of the date of the InMed CVR Agreement; provided that the CVR term will be automatically extended until the fifteenth (15th) anniversary of the date of the InMed CVR Agreement if a Parent Legacy Transaction Agreement is entered into during the Parent Legacy Transaction Period. Holders of InMed CVRs will be entitled to receive 100% of such net proceeds where the Parent Legacy Transaction Agreement is entered into during the first year of the Parent Legacy Transaction Period, and 90% of such net proceeds where it is entered into during the second year.

During the Parent Legacy Transaction Period, the Combined Company will expend up to the CVR Expense Cap of $100,000 for costs and expenses associated with the retention of an employee or consultant of InMed for the purpose of business development efforts related to the InMed Legacy Business and related activities, including seeking and negotiating and, with the prior written consent of the Combined Company (not to be unreasonably withheld, conditioned or delayed), executing agreements with respect to the InMed Legacy Business, which amount will be included as a deduction in the determination of InMed’s net cash in accordance with the Merger Agreement. At the end of the Parent Legacy Transaction Period, the amount, if any, by which the CVR Expense Cap exceeds the aggregate amount of such costs and expenses will constitute net proceeds under the InMed CVR Agreement and will be payable as CVR proceeds to the holders of the InMed CVRs in accordance with the terms of the InMed CVR Agreement.

The contingent payments under the InMed CVR Agreement, if they become payable, will become payable to the Rights Agent for subsequent distribution to the holders of the InMed CVRs. In the event that no such proceeds are received, holders of the InMed CVRs will not receive any payment pursuant to the InMed CVR Agreement. There can be no assurance that any holders of InMed CVRs will receive any payments with respect thereto.

The right to the contingent payments contemplated by the InMed CVR Agreement is a contractual right only and will not be transferable, except in the limited circumstances specified in the InMed CVR Agreement. The InMed CVRs will not be evidenced by a certificate or any other instrument and will not be registered with the SEC. The InMed CVRs will not have any voting or dividend rights and will not represent any equity or ownership interest in InMed or any of its affiliates. No interest will accrue on any amounts payable in respect of the InMed CVRs.

Securities Purchase Agreement and Registration Rights Agreement (see pages 213 and 215, respectively)

Concurrently with the execution and delivery of the Merger Agreement, certain institutional and accredited investors of Mentari entered into the Securities Purchase Agreement with Mentari, pursuant to which such investors have agreed to purchase, immediately prior to the Merger, shares of Mentari Common Stock or, in lieu thereof, Mentari Pre-Funded Warrants, representing an aggregate commitment of approximately $290.0 million (which includes $50.0 million of proceeds previously received by Mentari from the issuance of its Convertible Notes and accrued interest on such notes) in the Mentari Pre-Closing Financing.

The shares of Mentari Common Stock and Mentari Pre-Funded Warrants that are issued in the Mentari Pre-Closing Financing will be or will have the right to be, respectively, converted into InMed Common Shares in the Merger. The Securities Purchase Agreement contains customary representations and warranties of Mentari and also contains customary representations and warranties of the purchaser parties thereto.

The Securities Purchase Agreement also contemplates Mentari and the investors participating in the Mentari Pre-Closing Financing entering into the Registration Rights Agreement at the closing of the Mentari Pre-Closing Financing, pursuant to which, among other things, the Combined Company will agree to provide for the registration and resale of certain InMed Common Shares that are held by the investors participating in the Mentari Pre-Closing Financing from time to time pursuant to Rule 415.

Management Following the Merger (see page 387)

The following table sets forth the name, age as of May 31, 2026 and position of each of the individuals who are expected to serve as directors of the Combined Company following completion of the Merger:

Name	Age	Position
Non-Employee Directors:
Julianne Bruno	40	Director
Michelle Pernice	38	Director
Laura Sandler	49	Director

U.S. and Canadian Federal Income Tax Considerations of the Merger (see pages 181 and 183)

As discussed in detail in the section titled “The Merger — U.S. Federal Income Tax Considerations of the Merger” beginning on page 181 of this proxy statement/prospectus and subject to the limitations and qualifications described therein, Mentari and InMed intend the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Assuming the Merger so qualifies, a U.S. Holder of Mentari stock will not recognize gain or loss upon the exchange of its Mentari stock for InMed shares. For a more detailed discussion of the U.S. federal income tax considerations of the Merger, see the section titled “The Merger — U.S. Federal Income Tax Considerations of the Merger,” beginning on page 181 of this proxy statement/prospectus. For a summary of the principal Canadian federal income tax considerations of the Merger, see the section titled “The Merger — Canadian Federal Income Tax Considerations of the Merger,” beginning on page 183 of this proxy statement/prospectus.

U.S. and Canadian Federal Income Tax Considerations of the Nevada Redomestication (see pages 275 and 279)

Subject to the limitations and qualifications described in the section titled “Proposal No. 3 — The Redomestication Proposal — U.S. Federal Income Tax Considerations of the Nevada Redomestication,” InMed intends that the Redomestication qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Assuming the Redomestication so qualifies, a U.S. Holder of InMed shares will not recognize gain or loss upon the Redomestication except to the extent provided under Section 367 of the Code or the passive foreign investment company rules. For a more detailed discussion of the U.S. federal income tax considerations of the Redomestication, please see the section titled “Proposal No. 3 — The Redomestication Proposal — U.S. Federal Income Tax Considerations of the Nevada Redomestication.” For a summary of the principal Canadian federal income tax considerations of the Redomestication, please see the section titled “Proposal No. 3 — The Redomestication Proposal — Canadian Federal Income Tax Considerations of the Nevada Redomestication.”

Risk Factors (see page 33)

Both InMed and Mentari are subject to various risks associated with their businesses and their industries. In addition, the Merger, including the possibility that the Merger may not be completed, poses a number of risks to each company and its respective securityholders, including the following risks:

Risks Related to the Proposed Merger

•

Failure to complete, or delays in completing, the potential Merger could materially and adversely affect InMed’s results of operations, business, financial results and/or the price of InMed Common Shares;

•	The Exchange Ratio will not change or otherwise be adjusted based on the market price of InMed Common Shares;

•

The issuance of InMed Common Shares, including InMed Common Shares issuable upon conversion of InMed Series A Preferred Shares, to Mentari stockholders pursuant to the Merger Agreement and the resulting change in control from the First Merger must be approved by InMed shareholders, and the Merger Agreement and transactions contemplated thereby must be approved by the Mentari stockholders. Failure to obtain these approvals would prevent the closing of the Merger;

•

If InMed completes the Merger, the Combined Company will need to raise additional capital and satisfy certain contractual obligations by issuing equity securities or additional debt or through licensing arrangements, which may cause significant dilution to the Combined Company’s shareholders or restrict the Combined Company’s operations;

•

InMed is expected to be deemed a shell company. As a result, if InMed completes the Merger, the Combined Company may be subject to more stringent reporting requirements, offering limitations and resale restrictions;

•

Some of the InMed and Mentari directors and executive officers have interests in the Merger that are different from yours and that may influence them to support or approve the Merger without regard to your interests; and

•

InMed shareholders and Mentari stockholders may not realize a benefit from the Merger commensurate with the ownership dilution they will experience in connection with the Merger, including the conversion of Mentari Common Stock issued in the Mentari Pre-Closing Financing.

Risks Related to the Reverse Stock Split

•	The Reverse Stock Split may not increase the Combined Company’s stock price over the long term;

•	The Reverse Stock Split may decrease the liquidity of the Combined Company’s common stock; and

•	The Reverse Stock Split may lead to a decrease in the Combined Company’s overall market capitalization.

Risks Related to InMed

•

InMed’s prospects depend on the success of InMed’s products in InMed’s pharmaceutical R&D programs (“Product Candidates”) which are at early stages of development with a statistically high probability of failure.

•

InMed is winding down InMed’s only revenue-generating business segment, which creates substantial uncertainty regarding InMed’s liquidity, results of operations, prospects, and ability to continue as a going concern.

•

Any actual or threatened delisting of InMed’s securities by Nasdaq could have a material and adverse effect on InMed’s business, operations and financial condition, and could, among other things, limit investors’ ability to make transactions in InMed’s securities and subject InMed to additional trading restrictions.

•

The regulatory approval processes of the U.S. Food and Drug Administration (the “FDA”), Health Canada (“HC”), the European Medicines Agency (“EMA”) and other comparable foreign regulatory authorities are lengthy, time-consuming and inherently unpredictable, and if InMed is ultimately unable to obtain regulatory approval for InMed’s Product Candidates, InMed’s business will be substantially harmed.

•	InMed is dependent upon InMed’s key personnel to achieve InMed’s business objectives.

•	Raising additional capital may cause dilution to InMed’s existing shareholders, restrict InMed’s operations or require InMed to relinquish rights to InMed’s technologies or Product Candidates.

•

Future sales and issuances of the InMed Common Shares or rights to purchase InMed Common Shares pursuant to InMed’s equity incentive plan could result in additional dilution of the percentage ownership of InMed’s shareholders and may cause InMed’s share price to fall.

•	InMed’s operating losses have raised substantial doubt regarding InMed’s ability to continue as a going concern.

•	InMed has incurred significant losses since InMed’s inception and anticipates that InMed will continue to incur losses in the future.

•

InMed will require additional capital to fund InMed’s operations and if InMed fails to obtain necessary financing, InMed will not be able to complete the development and commercialization of InMed’s Product Candidates.

•	InMed currently has limited commercial revenue and may never become profitable.

•	InMed’s success is largely dependent upon InMed’s patents, proprietary technology, and other intellectual property.

Risks Related to Mentari

•

Even if the Merger and Mentari Pre-Closing Financing are successful, Mentari will need to raise additional capital, and if it is unable to do so when needed, that will raise substantial doubt about Mentari’s ability to continue as a going concern;

•	Mentari has never generated any revenue from product sales and may never be profitable;

•

Mentari is a preclinical-stage biotechnology company with a limited operating history on which to assess its business; it has not initiated, conducted, or completed any clinical trials, has no products approved for commercial sale, has historically incurred losses, and anticipates that it will continue to incur significant losses for the foreseeable future;

•

Mentari’s programs are in preclinical stages of development and may fail in development or suffer delays that materially and adversely affect their commercial viability. If Mentari or its current or future collaborators are unable to complete development of or commercialize Mentari’s product candidates, or experience significant delays in doing so, Mentari’s business will be materially harmed;

•	Mentari is substantially dependent on the success of its lead product candidates, MT-001 and MT-002, and Mentari’s anticipated clinical trials for such product candidates may not be successful;

•

Mentari currently relies on licensing arrangements with Paragon through the Paragon Option Agreements. If Mentari is unable to maintain collaborations or licensing arrangements, or if its collaborations or licensing arrangements are not successful, Mentari’s business could be negatively impacted;

•	In order to successfully implement Mentari’s plans and strategies, Mentari will need to grow the size of its organization and it may experience difficulties in managing this growth;

•

Mentari does not currently own any issued patents or pending patent applications. Therefore, Mentari’s ability to obtain and protect its patent rights, and protect other proprietary rights, is uncertain, exposing Mentari to the possible loss of competitive advantage; and

•

The regulatory approval processes of the FDA and other comparable foreign regulatory authorities are lengthy, time-consuming, and inherently unpredictable. If Mentari is not able to obtain, or if there are delays in obtaining, required regulatory approvals for its product candidates, Mentari will not be able to commercialize, or will be delayed in commercializing, its product candidates, and its ability to generate revenue will be materially impaired.

Risks Related to the Redomestication

•

Currently, InMed is governed by British Columbia law and the InMed Articles (as defined in the section titled “Description of InMed Shares” beginning on page 415 of this proxy statement/prospectus), but upon effectiveness of the Redomestication, InMed, and following the completion of the Merger, the Combined Company, will be governed by Nevada law, the Nevada Articles and the Nevada Bylaws, provisions of which have anti-takeover implications.

•

Because the Nevada Bylaws designate the courts of Nevada as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by stockholders, this could limit your ability to obtain a favorable judicial forum for disputes with InMed or the Combined Company or their respective directors, officers, or other employees.

Risks Related to the Combined Company

•	The market price of the Combined Company’s common stock is expected to be volatile, and the market price of the common stock may drop following the Merger;

•	The Combined Company may incur losses for the foreseeable future and may never achieve profitability;

•	The Combined Company will need to raise additional financing in the future to fund its operations, which may not be available to it on favorable terms or at all;

•

Provisions that will be in the Combined Company’s articles of incorporation and bylaws and provisions under Nevada law could make an acquisition of the Combined Company more difficult and may prevent attempts by its stockholders to replace or remove its management;

•

After completion of the Merger, holders of Combined Company Series A Preferred Stock will have the ability to significantly influence all matters submitted to the Combined Company stockholders for approval; and

•

The Combined Company will have broad discretion in the use of the cash and cash equivalents of the Combined Company and the proceeds from the Mentari Pre-Closing Financing and may invest or spend the proceeds in ways with which you do not agree and in ways that may not increase the value of your investment.

These risks and other risks are discussed in greater detail under the section titled “Risk Factors” beginning on page 33 of this proxy statement/prospectus. InMed and Mentari both encourage you to read and consider all of these risks carefully.

Regulatory Approvals (see page 181)

Each of InMed and Mentari will use commercially reasonable efforts to file or otherwise submit, as soon as practicable after the date of the Merger Agreement, all applications, notices, reports and other documents reasonably required to be filed by such party with or otherwise submitted by such party to any governmental authority with respect to the transactions contemplated by the Merger Agreement, if any, and to submit promptly any additional information requested by any such governmental authority.

Nasdaq Stock Market Listing (see page 185)

InMed intends to file an initial listing application for the common stock of the Combined Company with Nasdaq. After completion of the Merger, InMed will be renamed “Mentari Therapeutics, Inc.” and it is expected that the common stock of the Combined Company will trade on Nasdaq under the symbol “MTRI.” It is a condition to the consummation of the Merger that InMed will receive confirmation from Nasdaq that the Combined Company has been approved for listing on Nasdaq, but there can be no assurance such listing condition will be met or that InMed will obtain such confirmation from Nasdaq. If such listing condition is not met or if such confirmation is not obtained, the Merger will not be consummated unless the condition is waived. The Nasdaq condition set forth in the Merger Agreement is not expected to be waived by the applicable parties; however, if such condition is waived, InMed will not recirculate an updated proxy statement/prospectus, nor will it solicit a new vote of shareholders prior to proceeding with the Merger. Accordingly, you are advised that InMed shareholders will not have certainty regarding the listing of the Combined Company’s shares at the time you are asked to vote at the InMed Shareholders Meeting. For more information, please see the section entitled “Risk Factors — Risks Related to the Proposed Merger — InMed and Mentari may mutually agree to waive the condition to the Merger requiring approval for listing on Nasdaq, and if such condition is waived, the Combined Company’s stock may not be listed on Nasdaq following completion of the Merger” on page 34 of this proxy statement/prospectus.

Anticipated Accounting Treatment (see page 185)

The Merger is expected to be treated by InMed as a reverse merger and is expected to be accounted for as an in-substance reverse recapitalization of InMed by Mentari in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”) as, at close, the transaction is, in essence, the issuance of equity by Mentari for InMed’s net assets, consisting of nominal assets and liabilities before the Merger. For accounting purposes, Mentari is considered to be acquiring the assets and liabilities of InMed in this transaction based on the terms of the Merger Agreement and other factors, including: (i) Mentari’s equity holders will own a substantial majority of the voting rights in the Combined Company; (ii) Mentari’s largest stockholder will retain the largest interest in the Combined Company; (iii) Mentari will designate all of the initial members of the board of directors of the Combined Company; and (iv) Mentari’s executive management team will become the management of the Combined Company. The Combined Company will be named Mentari Therapeutics, Inc. Accordingly, the Merger is expected to be treated as the equivalent of Mentari issuing stock to acquire the net assets of InMed. As a result of the Merger, the net assets of InMed will be stated at fair value, with no goodwill or other intangible assets recorded, and the historical results of operations prior to the Merger will be those of Mentari. The direct and incremental costs related to the transaction will be treated as a reduction of the net proceeds received within additional paid-in-capital. See the “Unaudited Pro Forma Condensed Combined Financial Information” elsewhere in this proxy statement/prospectus for additional information.

Appraisal Rights and Dissenters’ Rights (see page 186)

Under the BCBCA, InMed shareholders are not entitled to appraisal rights in connection with the Merger, with the exception of the matters contemplated by the Redomestication Proposal. Mentari stockholders are entitled to appraisal rights in connection with the Merger under Section 262 of the DGCL.

Comparison of Rights of Holders of InMed Shares and Mentari Capital Stock (see page 418)

InMed is incorporated under the laws of British Columbia and thus is currently subject to the BCBCA and Mentari is incorporated under the laws of the State of Delaware and thus subject to the DGCL and accordingly, the rights of their respective stockholders are not identical due to differences in the law of the jurisdiction in which each entity is incorporated and due to differences in governing documents. If the Merger is completed,

Mentari stockholders will become shareholders of InMed. The extent to which the rights of Mentari stockholders will change as a result of the Merger is further affected by Proposal No. 3, which, if approved and the Redomestication is effected, would result in InMed shareholders (including, following the completion of the Merger, former Mentari stockholders) no longer being governed by the BCBCA and InMed’s existing organizational documents, but instead by the Nevada Articles, the Nevada Bylaws and the Nevada Revised Statutes (as may be amended from time to time, “NRS”). For a comparison of shareholder rights under these respective regimes, see the section titled “Comparison of Rights of Holders of InMed Shares and Mentari Capital Stock” beginning on page 418, and, assuming the Redomestication is completed, the section titled “Proposal No. 3 — The Redomestication Proposal — Effects of the Nevada Redomestication — Comparison of Rights of Holders of the Canadian Corporation Share Capital and the Nevada Corporation Capital Stock” beginning on page 252.

If Proposal No. 3 is approved by InMed shareholders and the Merger is completed, InMed will effect the Redomestication prior to the completion of the Merger, and, upon completion of the Redomestication, the rights of InMed shareholders and the rights of Mentari stockholders who become the Combined Company stockholders pursuant to the Merger, will no longer be governed by the InMed Articles and the BCBCA, and instead will be governed by the Nevada Articles, in the form attached as Annex I to this proxy statement/prospectus, the Nevada Bylaws, in the form attached as Annex J to this proxy statement/prospectus and the NRS. For a comparison of rights of holders of InMed, and following the completion of the Merger, the Combined Company, share capital as a British Columbia corporation and InMed, and following the completion of the Merger, the Combined Company capital stock, as a Nevada corporation assuming the completion of the Redomestication, see the section titled “Proposal No. 3 — The Redomestication Proposal — Effects of the Nevada Redomestication — Comparison of Rights of Holders of the Canadian Corporation Share Capital and the Nevada Corporation Capital Stock” beginning on page 252 of this proxy statement/prospectus.

MARKET PRICE AND DIVIDEND INFORMATION

InMed Common Shares are currently listed on the Nasdaq Capital Market under the symbol “INM”.

The closing price of the InMed Common Shares on May 18, 2026, the last day of trading prior to the announcement of the Merger, as reported on The Nasdaq Capital Market, was $0.6810 per share. The closing price of the InMed Common Shares on    , 2026, as reported on The Nasdaq Capital Market, was $    per share.

Because the market price of the InMed Common Shares is subject to fluctuation, the market value of the InMed Common Shares that the Mentari stockholders will be entitled to receive in the Merger may increase or decrease.

Mentari is a private company, and its shares of common stock and preferred stock are not publicly traded.

Assuming approval of Proposal No. 1 and successful application for initial listing with Nasdaq, following the consummation of the Merger, InMed Common Shares will trade on Nasdaq under InMed’s new name, “Mentari Therapeutics, Inc.,” and new trading symbol “MTRI.”

As of    , 2026, there were approximately    registered holders of record of the InMed Common Shares. As of    , 2026, Mentari had    holders of record of Mentari Common Stock,    holders of record of Mentari Series Seed Preferred Stock, and    holders of record of Mentari Series A Preferred Stock. For detailed information regarding the beneficial ownership of certain InMed and Mentari stockholders, see the sections of this proxy statement/prospectus titled “Principal Shareholders of InMed,” “Principal Stockholders of Mentari” and “Principal Stockholders of the Combined Company.”

Dividends

InMed has never declared or paid any cash dividends on the InMed Common Shares and does not anticipate paying cash dividends on the InMed Common Shares for the foreseeable future. Notwithstanding the foregoing, any determination to pay cash dividends subsequent to the Merger will be at the discretion of the Combined Company’s then-current board of directors and will depend upon a number of factors, including the Combined Company’s results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors the then-current board of directors deems relevant.

Mentari has never paid or declared any cash dividends on Mentari capital stock. If the Merger does not occur, Mentari does not anticipate paying any cash dividends on the Mentari capital stock in the foreseeable future, and Mentari intends to retain all available funds and any future earnings to fund the development and expansion of its business. Any future determination to pay dividends will be at the discretion of the Mentari Board and will depend upon a number of factors, including its results of operations, financial condition, future prospects, contractual restrictions, and restrictions imposed by applicable laws and other factors the Mentari Board deems relevant.

RISK FACTORS

The Combined Company will be faced with a market environment that cannot be predicted and that involves significant risks, many of which will be beyond its control. In addition to the other information contained or incorporated by reference in this proxy statement/prospectus, you should carefully consider the material risks described below before deciding how to vote your InMed Common Shares. You should also read and consider the other information in this proxy statement/prospectus. Please see the section titled “Where You Can Find More Information” beginning on page 439 of this proxy statement/prospectus for further information. Moreover, some of the factors, events and contingencies discussed below may have occurred in the past, but the disclosures below are not representations as to whether or not the factors, events or contingencies have occurred in the past and instead reflect our beliefs and opinions as to the factors, events, or contingencies that could materially and adversely affect us in the future.

Risks Related to the Proposed Merger

Failure to complete, or delays in completing, the potential Merger could materially and adversely affect InMed’s results of operations, business, financial results, and/or the price of InMed Common Shares.

On May 19, 2026, InMed and Mentari entered into the Merger Agreement, pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, First Merger Sub will merge with and into Mentari, with Mentari continuing as a wholly owned subsidiary of InMed and the surviving corporation of the First Merger and, immediately following the First Merger and as part of the same overall transaction as the First Merger, Mentari will merge with and into Second Merger Sub as part of the Second Merger, with Second Merger Sub continuing as a wholly owned subsidiary of InMed and the surviving entity of the Second Merger. Consummation of the Merger is subject to certain closing conditions, a number of which are not within InMed’s control. Any failure to satisfy these required conditions to closing may prevent, delay or otherwise materially adversely affect the completion of the transaction. InMed cannot predict with certainty whether or when any of the required closing conditions will be satisfied or if another uncertainty may arise and cannot assure you that it will be able to successfully consummate the Merger as currently contemplated under the Merger Agreement or at all.

InMed’s efforts to complete the Merger could cause substantial disruptions in, and create uncertainty surrounding, its business, which may materially adversely affect its results of operation and its business. Uncertainty as to whether the Merger will be completed in a timely manner or at all may affect InMed’s ability to retain and motivate existing employees. Uncertainty as to whether the Merger will be completed in a timely manner or at all could adversely affect InMed’s business and its relationship with collaborators, suppliers, vendors, regulators, and other business partners. The adverse effects of the pendency of the transaction could be exacerbated by any delays in completion of the transaction or termination of the Merger Agreement.

If the conditions to the Merger are not satisfied or waived, the Merger may not occur.

Even if the Merger is approved by the stockholders of Mentari and InMed, specified conditions must be satisfied or, to the extent permitted by applicable law, waived to complete the Merger. These conditions are set forth in the Merger Agreement and described further in the section titled “The Merger Agreement” of this proxy statement/prospectus. InMed cannot assure you that all of the conditions to the consummation of the Merger will be satisfied or waived. If the conditions are not satisfied or waived, the Merger may not occur or the closing may be delayed.

InMed and Mentari may mutually agree to waive the condition to the Merger requiring approval for listing on Nasdaq, and if such condition is waived, the Combined Company’s stock may not be listed on Nasdaq following completion of the Merger.

Pursuant to the Merger Agreement, InMed agreed, to the extent required by the rules and regulations of Nasdaq, to use its commercially reasonable efforts to cause the InMed Common Shares being issued in the Merger to be approved for listing on Nasdaq at or prior to the First Effective Time. Additionally, under the Merger Agreement, each of InMed’s and Mentari’s obligation to complete the Merger is subject to the satisfaction or waiver by each of the parties of various conditions, including that the InMed Common Shares to be issued in the Merger have been approved for listing (subject to official notice of issuance) on Nasdaq as of the closing of the Merger. In the event that the InMed Common Shares to be issued in the Merger are not approved for listing on Nasdaq, it is possible that InMed and Mentari may mutually agree to waive the applicable condition and nonetheless proceed with completing the Merger. If such condition is waived, InMed will not recirculate an updated proxy statement/prospectus, nor will it solicit a new vote of shareholders prior to proceeding with the Merger. If InMed proceeds with the Merger in these circumstances, the Combined Company’s stock may not be listed on Nasdaq.

If the Combined Company’s stock is not listed on Nasdaq following completion of the Merger, trading of the shares could be conducted in the over-the-counter market or on an electronic bulletin board established for unlisted securities such as the Pink Sheets or the OTC Bulletin Board. In such event, it is likely that there would be significantly less liquidity in the trading of the common stock of the Combined Company; decreases in institutional and other investor demand for the shares, coverage by securities analysts, market making activity and information available concerning trading prices and volume; and fewer broker dealers willing to execute trades in the common stock of the Combined Company. Also, it may be difficult for the Combined Company to raise additional capital if the Combined Company’s common stock is not listed on a major exchange. The occurrence of any of these events could result in a further decline in the market price of the common stock of the Combined Company and could have a material adverse effect on the Combined Company.

The Exchange Ratio for the Merger will not change or otherwise be adjusted based on the market price of InMed Common Shares.

Applying the Exchange Ratio, based on InMed’s capitalization as of March 31, 2026 and Mentari’s capitalization as of May 11, 2026 and taking into account InMed’s current cash position, each share of Mentari Common Stock is currently estimated to be entitled to receive approximately 2.0606 InMed Common Shares. Each share of Mentari Series Seed Preferred Stock will be converted into the right to receive a number of InMed Series A Preferred Shares, equal to the Exchange Ratio divided by 1,000. Applying the Exchange Ratio, the former Mentari securityholders immediately before the Merger are expected to own approximately 98.49% of the aggregate number of the Combined Company’s capital stock following the Merger (on a fully-diluted basis), and InMed shareholders immediately before the Merger are expected to own approximately 1.51% of the aggregate number of shares of the Combined Company capital stock following the Merger (on a fully-diluted basis), subject to certain assumptions, including, but not limited to, InMed’s Net Cash as of closing being equal to $(3.6) million. In the event InMed’s Net Cash is less than or greater than ($3.4) million, the Exchange Ratio will be adjusted such that the number of shares issued to Mentari’s pre-closing securityholders will be decreased or increased, as applicable, and InMed shareholders will own a smaller or larger percentage, as applicable, of the Combined Company following the consummation of the Merger. InMed currently estimates that its Net Cash as of closing will be approximately $(3.6) million, and the currently estimated ownership percentages reflect this projection.

Any changes in the market price of InMed Common Shares before the completion of the First Merger will not affect the number of shares Mentari stockholders will be entitled to receive pursuant to the Merger Agreement. Therefore, if before the completion of the First Merger, the market price of InMed Common Shares increases from the market price on the date of the Merger Agreement, then Mentari stockholders could receive merger consideration with substantially more value for their shares of Mentari capital stock than the parties had negotiated when they established the Exchange Ratio. Similarly, if before the completion of the First Merger, the market price of InMed Common Shares declines from the market price on the date of the Merger Agreement, then Mentari stockholders could receive merger consideration with substantially lower value. The Merger Agreement does not include a price-based termination right.

The issuance of InMed Common Shares, including the InMed Common Shares issuable upon conversion of InMed Series A Preferred Shares, to Mentari stockholders pursuant to the Merger Agreement and the resulting change in control from the First Merger must be approved by InMed shareholders, and the Merger Agreement and transactions contemplated thereby must be approved by the Mentari stockholders. Failure to obtain these approvals would prevent the closing of the Merger.

Before the Merger can be completed, InMed shareholders must approve, among other things, the issuance of InMed Common Shares, including InMed Common Shares issuable upon conversion of InMed Series A Preferred Shares, to Mentari stockholders pursuant to the Merger Agreement and the resulting change in control from the First Merger, and Mentari stockholders must adopt the Merger Agreement and approve the Merger and the related transactions. Failure to obtain the required shareholder or stockholder approvals may result in a material delay in, or the abandonment of, the Merger. Any delay in completing the Merger may materially adversely affect the timing and benefits that are expected to be achieved from the Merger.

The Merger may be completed even though a material adverse effect may result from the announcement of the Merger, industry-wide changes or other causes.

In general, neither InMed nor Mentari is obligated to complete the Merger if there is a material adverse effect affecting the other party between May 19, 2026, the date of the Merger Agreement, and the closing of the Merger. However, certain types of causes are excluded from the concept of a “material adverse effect.” Such exclusions include, but are not limited to, changes in general economic or political conditions, industry-wide changes, changes resulting from the announcement of the Merger, natural disasters, pandemics, other public health events or force majeure events and changes in U.S. generally accepted accounting principles. Therefore, if any of these events were to occur and adversely affect InMed or Mentari, the other party would still be obliged to consummate the closing of the Merger notwithstanding such material adverse effect. If any such adverse effects occur and InMed consummates the closing of the Merger, the stock price of the Combined Company may suffer. This in turn may reduce the value of the Merger to the shareholders of InMed, Mentari or both.

If the Merger is not completed, InMed’s share price may decline significantly.

The market price of InMed Common Shares is subject to significant fluctuations. Market prices for securities of pharmaceutical, biotechnology and other life science companies have historically been particularly volatile. In addition, the market price of InMed Common Shares will likely be volatile based on whether shareholders and other investors believe that InMed can complete the Merger or otherwise raise additional capital to support InMed’s operations if the Merger is not consummated and another strategic transaction cannot be identified, negotiated and consummated in a timely manner, if at all. The volatility of the market price of InMed Common Shares has been and may be exacerbated by low trading volume. Additional factors that may cause the market price of InMed Common Shares to fluctuate include:

•	announcements of the results of its future clinical trials, discussions with regulators, and regulatory approval decisions;

•	the entry into, or termination of, key agreements, including commercial partner agreements;

•	announcements by commercial partners or competitors of new commercial products, clinical progress or lack thereof, significant contracts, commercial relationships or capital commitments;

•	the loss of key employees;

•	future sales of InMed Common Shares;

•	general and industry-specific economic conditions that may affect InMed’s research and development expenditures; and

•	period-to-period fluctuations in financial results.

Moreover, the stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of individual companies. These broad market fluctuations may also adversely affect the trading price of InMed Common Shares. In the past, following periods of volatility in the market price of a company’s securities, stockholders have often instituted class action securities litigation against such companies.

If InMed completes the Merger, the Combined Company will need to raise additional capital and satisfy certain contractual obligations by issuing equity securities or additional debt or through licensing arrangements, which may cause significant dilution to the Combined Company’s shareholders or restrict the Combined Company’s operations.

In connection with the Merger, Mentari and InMed entered into the Securities Purchase Agreement with certain investors, including existing investors of Mentari, pursuant to which the investors agreed to purchase, in the aggregate, approximately $290.0 million (which includes $50.0 million of proceeds previously received by Mentari from the issuance of its Convertible Notes and accrued interest on such notes) of Mentari Common Stock and Mentari Pre-Funded Warrants in the Mentari Pre-Closing Financing immediately prior to the closing of the Merger. The closing of the Mentari Pre-Closing Financing is conditioned upon the satisfaction or waiver of the conditions to the closing of the Merger as well as certain other conditions. The Mentari Common Stock and Mentari Pre-Funded Warrants issued in the Mentari Pre-Closing Financing will result in dilution to all securityholders of the Combined Company (i.e., both InMed’s pre-Merger securityholders and former Mentari securityholders).

Additional financing may not be available to the Combined Company when it is needed or may not be available on favorable terms. To the extent that the Combined Company raises additional capital by issuing equity securities, such financing will cause additional dilution to all securityholders of the Combined Company, including InMed’s pre-Merger securityholders and Mentari former securityholders. It is also possible that the terms of any new equity securities may have preferences over the Combined Company’s common stock. Any debt financing the Combined Company enters into may involve covenants that restrict its operations. These restrictive covenants may include limitations on additional borrowing and specific restrictions on the use of the Combined Company’s assets, as well as prohibitions on its ability to create liens, pay dividends, redeem its stock or make investments. In addition, if the Combined Company raises additional funds through licensing arrangements, it may be necessary to grant licenses on terms that are not favorable to the Combined Company.

In addition, as a result of InMed’s assumption of the Paragon Option Agreements in connection with the Merger, the Combined Company will be subject to the obligation to grant to Paratari on December 31, 2026, warrants to purchase a number of shares equal to 1.00% of the outstanding InMed Common Shares as of the date of the grant on a fully-diluted basis, with an exercise price equal to the fair market value of the underlying shares on the grant date. Such warrants granted will result in further dilution to all securityholders of the Combined Company.

Transfers of the Combined Company’s securities utilizing Rule 144 of the Securities Act may be limited.

A significant portion of the Combined Company’s securities will be restricted from immediate resale. Holders should be aware that transfers of the Combined Company’s securities pursuant to Rule 144 may be limited as Rule 144 is not available, subject to certain exceptions, for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. InMed’s expected disposal of InMed’s historical assets and operations in connection with the Merger is expected to make InMed a shell company. InMed anticipates that following the consummation of the Merger, the Combined Company will no longer be a shell company. As a result, InMed anticipates that holders will not be able to sell their restricted Combined Company securities pursuant to Rule 144 without registration until one year after InMed files the Current Report on Form 8-K following the closing that includes the required Form 10 information that reflects that the Combined Company is no longer a shell company.

InMed is expected to be deemed a shell company. As a result, if InMed completes the Merger, the Combined Company will be subject to more stringent reporting requirements, offering limitations and resale restrictions.

InMed’s or the Combined Company’s expected disposal of InMed’s historical assets and operations prior to or following the Merger is expected to make InMed a shell company. As such, the Combined Company would be subject to the requirements applicable to shell company business combinations. The requirements applicable to shell company business combinations are as follows:

•	the Combined Company will need to file a Form 8-K to report the Form 10 type information after closing with the SEC reflecting its status as an entity that is not a shell company;

•	InMed is not, and the Combined Company will not be, eligible to use a Form S-3 until 12 full calendar months after closing;

•	the Combined Company will need to wait at least 60 calendar days after closing to file a Form S-8 for any equity plans or awards;

•

the Combined Company will be an “ineligible issuer” for three years following the closing, which will prevent the Combined Company from (i) incorporating by reference in its Form S-1 filings, (ii) using a free writing prospectus, or (iii) taking advantage of well-known seasoned issuer status despite its public float;

•

investors who (i) are affiliates of Mentari at the time the Merger is submitted for the vote or consent of Mentari stockholders, (ii) receive securities of the Combined Company in the Merger (i.e., Rule 145(c) securities), and (iii) publicly offer or sell such securities, will be deemed to be engaged in a distribution of such securities, and therefore to be underwriters with respect to resales of those securities, and accordingly such securities may not be included in the Form S-1 resale registration statement anticipated to be filed after the closing of the Merger unless such securities are sold only in a fixed price offering in which such investors are named as underwriters in the prospectus; and

•

Rule 144(i)(2) will limit the ability to publicly resell Rule 145(c) securities per Rule 145(d), as well as any other “restricted” or “control” securities of the Combined Company per Rule 144 (i.e., holders of restricted securities and any affiliates of the public company are also affected) until one year after the Form 10 information is filed with the SEC.

The foregoing SEC requirements would increase the Combined Company’s time and cost of raising capital, offering stock under equity plans, and complying with securities laws. Further, such requirements will add burdensome restrictions on the resale of Combined Company shares by affiliates of Mentari and any holders of “restricted” or “control” securities.

Some of InMed’s and Mentari’s directors and executive officers have interests in the Merger that are different from yours and that may influence them to support or approve the Merger without regard to your interests.

Directors and executive officers of InMed and Mentari have interests in the Merger that are different from, or in addition to, the interests of other InMed shareholders generally. These interests with respect to InMed’s directors and executive officers may include, among others, retention bonus payments, the acceleration of vesting of InMed Options and the cancellation and conversion of in-the-money InMed Options into InMed Common Shares, severance payments if employment is terminated in a qualifying termination in connection with the Merger and rights to continued indemnification, expense advancement and insurance coverage.

Further, certain current members of the Mentari Board will continue as directors of the Combined Company after the First Effective Time, and, following the closing of the Merger, will be eligible to be compensated as non-employee directors of the Combined Company pursuant to InMed’s non-employee director compensation policy that is expected to remain in place following the First Effective Time.

The InMed Board was aware of and considered those interests, among other matters, in reaching their decisions to approve and adopt the Merger Agreement, approve the Merger, and recommend the approval of the Merger Agreement to InMed shareholders. These interests, among other factors, may have influenced the directors and executive officers of each company to support or approve the Merger.

InMed shareholders and Mentari stockholders may not realize a benefit from the Merger commensurate with the ownership dilution they will experience in connection with the Merger, including the conversion of Mentari Common Stock issued in the Mentari Pre-Closing Financing.

If the Combined Company is unable to realize the full strategic and financial benefits currently anticipated from the Merger, InMed shareholders and Mentari stockholders will have experienced substantial dilution of their ownership interests without receiving any commensurate benefit, or only receiving part of the commensurate benefit to the extent the Combined Company is able to realize only part of the strategic and financial benefits currently anticipated from the Merger.

InMed securityholders will generally have a reduced ownership and voting interest in, and will exercise less influence over the management of, the Combined Company following the completion of the Merger as compared to their current ownership and voting interests in the respective companies.

After the completion of the Merger, InMed’s current shareholders will generally own a smaller percentage of the Combined Company than their ownership of InMed prior to the Merger. Immediately after the Merger, InMed securityholders as of immediately prior to the Merger are expected to own approximately 1.51% of the outstanding shares of capital stock of the Combined Company (on a fully-diluted basis), and former holders of Mentari securities are expected to own approximately 98.49% of the outstanding shares of capital stock of the Combined Company (on a fully-diluted basis), subject to certain assumptions, including, but not limited to, InMed’s Net Cash as of closing being equal to $(3.6) million.

Certain provisions of the Merger Agreement may discourage third parties from submitting competing proposals, including proposals that may be superior to the transactions contemplated by the Merger Agreement.

While the Merger Agreement is in effect, each party is generally prohibited from, among other things, soliciting, initiating or knowingly encouraging, inducing or facilitating the communication, making, submission or announcement of any acquisition proposal or acquisition inquiry. In addition, InMed’s current directors and executive officers have entered into support agreements pursuant to the terms of the Merger Agreement, and as an inducement to Mentari’s willingness to enter into the Merger Agreement, by which they have agreed to vote all of their InMed shares in favor of the Merger Agreement and the transactions contemplated thereby, subject to certain limited exceptions. These provisions could discourage a potential competing acquirer from considering or proposing an acquisition or merger, even if it were prepared to pay consideration with a higher value than that implied by the merger consideration in the combination.

Because the lack of a public market for Mentari Common Stock makes it difficult to evaluate the fair market value of its capital stock, the value of InMed Common Shares to be issued to Mentari stockholders may be more or less than the fair market value of Mentari Common Stock.

The outstanding capital stock of Mentari is privately held and is not traded on any public market. The lack of a public market makes it difficult to determine the fair market value of Mentari capital stock. Because the percentage of InMed’s equity to be issued to Mentari stockholders was determined based on negotiations between the parties, it is possible that the value of InMed Common Shares and InMed Series A Preferred Shares to be issued to Mentari stockholders will be more or less than the fair market value of Mentari capital stock.

Lawsuits may be filed against InMed, Mentari, or any of the members of their respective boards of directors arising out of the Merger, which may delay or prevent the Merger.

Putative stockholder complaints, including stockholder class action complaints, and other complaints may be filed against InMed, the InMed Board, Mentari, the Mentari Board and others in connection with the transactions contemplated by the Merger Agreement. The outcome of litigation is uncertain, and InMed or Mentari may not be successful in defending against any such future claims. Lawsuits that may be filed against InMed, the InMed Board, Mentari, or the Mentari Board could delay or prevent the Merger, divert the attention of InMed’s and Mentari’s management and employees from their day-to-day business and otherwise adversely affect InMed and Mentari financially.

InMed has never paid and, other than in connection with the Merger, does not intend to pay any cash dividends in the foreseeable future.

InMed has never paid cash dividends on any of its share capital. InMed does not currently anticipate declaring or paying cash dividends on its share capital in the foreseeable future.

If InMed does not successfully consummate the Merger or another strategic transaction, the InMed Board may decide to pursue a dissolution and liquidation of InMed. In such an event, the amount of cash available for distribution to InMed shareholders, if any, will depend heavily on the timing of such liquidation as well as the amount of cash that will need to be reserved for commitments and contingent liabilities, as to which InMed can give you no assurance.

There can be no assurance that the Merger will be completed. If the Merger is not completed, the InMed Board may decide to pursue a dissolution and liquidation of InMed. In such an event, the amount of cash available for distribution to InMed shareholders, if any, will depend heavily on the timing of such decision and, ultimately, such liquidation, since the amount of cash available for distribution continues to decrease as InMed funds its operations while pursuing the Merger. In addition, if the InMed Board were to approve and recommend, and InMed shareholders were to approve, a dissolution and liquidation of InMed, InMed would be required under British Columbia law to pay InMed’s outstanding obligations, as well as to make reasonable provision for contingent and unknown obligations, prior to making any distributions in liquidation to shareholders. InMed’s commitments and contingent liabilities may include obligations under InMed’s employment and related agreements with certain employees that provide for severance and other payments following a termination of employment occurring for various reasons, including a change in control of InMed, litigation against InMed, and other various claims and legal actions arising in the ordinary course of business, and other unexpected and/or contingent liabilities. As a result of this requirement, a portion of InMed’s assets would need to be reserved pending the resolution of such obligations.

In addition, InMed may be subject to litigation or other claims related to a dissolution and liquidation of InMed. If a dissolution and liquidation were to be pursued, the InMed Board, in consultation with InMed’s advisors, would need to evaluate these matters and make a determination about a reasonable amount to reserve. Accordingly, holders of InMed Common Shares could lose all or a significant portion of their investment in the event of liquidation, dissolution or winding up of InMed. A liquidation would be a lengthy and uncertain process with no assurance of any value ever being returned to InMed shareholders.

InMed and its shareholders will not have any right to make damage claims against Mentari for the breach of any representation, warranty or covenant made by Mentari in the Merger Agreement.

The Merger Agreement provides that all of the representations, warranties and covenants of the parties contained therein shall not survive the closing of the Merger, except for those covenants contained therein that by their terms apply or are to be performed in whole or in part after the Closing, and then only with respect to breaches occurring after the closing of the Merger. Accordingly, there are no remedies available to the parties with respect to any breach of the representations, warranties, covenants or agreements of the parties to the Merger Agreement after the Closing of the Merger, except for covenants to be performed in whole or in part after the Closing. As a result, InMed and its shareholders will have no remedy available to them if the Merger is consummated and it is later revealed that there was a breach of any of the representations, warranties and covenants made by Mentari at the time of the Merger.

Additionally, InMed cannot assure you that the due diligence conducted in relation to Mentari has identified all material issues or risks associated with Mentari, its business or the industry in which it competes. Furthermore, InMed cannot assure you that factors outside of its or Mentari’s control will not later arise, or that any previously identified risks will not materialize in a manner inconsistent with the preliminary analysis. As a result of these factors, following the closing of the Merger, the Combined Company may be exposed to liabilities and incur additional costs and expenses and it may be forced to later write-down or write off assets, restructure its operations, or incur impairment or other charges. InMed and its shareholders have no indemnification rights against Mentari or its stockholders under the Merger Agreement. Accordingly, any shareholders of InMed that remain stockholders of the Combined Company following the Merger could suffer a reduction in the value of their securities. Such shareholders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by InMed’s directors or officers of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the registration statement or proxy statement/prospectus relating to the Merger contained an actionable material misstatement or material omission.

InMed’s shareholders potentially may not receive any payment on the InMed CVRs and the InMed CVRs may otherwise expire valueless.

The Merger Agreement contemplates that, at or prior to the First Effective Time, InMed and the Rights Agent (as defined in the InMed CVR Agreement) will execute and deliver the InMed CVR Agreement, pursuant to which each person who was a shareholder of record of InMed Common Shares as of immediately prior to the First Effective Time will be entitled to receive an InMed CVR, issued by InMed subject to and in accordance with the terms and conditions of the InMed CVR Agreement. Pursuant to the InMed CVR Agreement, each CVR holder is entitled to certain rights to receive a pro rata portion of the proceeds, if any, received by InMed as a result of the disposition of the InMed Legacy Business during specified periods of time. Such proceeds are subject to certain permitted deductions. The right of InMed’s shareholders to derive any value from the InMed CVRs will be contingent solely upon the disposition of such InMed Legacy Business within the time periods specified in the InMed CVR Agreement or any other contingencies as provided in the InMed CVR Agreement.

InMed may not be able to achieve successful results from the disposition of such InMed Legacy Business as described above. If this is not achieved for any reason within the time periods specified in the CVR Agreement, no payments will be made under the InMed CVRs, and the InMed CVRs will expire valueless. For more information see the section titled “Agreements Related to the Merger — InMed CVR Agreement.”

The U.S. federal income tax treatment of the InMed CVRs is uncertain.

There is no legal authority directly addressing the U.S. federal income tax treatment of contingent value rights with characteristics similar to the InMed CVRs. Therefore, it is possible that the issuance of the InMed CVRs may be treated as a distribution of property as a “closed transaction” or as an “open transaction.” Alternative characterizations are also possible. For more information regarding the U.S. federal income tax considerations of the receipt of InMed CVRs and payments thereon, see the section titled “Agreements Related to the Merger — InMed CVR Agreement — Material U.S. Federal Income Tax Consequences of the InMed CVRs to Holders of InMed Share Capital.” For a summary of the principal Canadian federal income tax considerations of the receipt of InMed CVRs and payments thereon, see the section titled “Agreements Related to the Merger — InMed CVR Agreement — Canadian Federal Income Tax Considerations.”

Risks Related to the Reverse Stock Split

The Reverse Stock Split could result in a significant devaluation of InMed’s market capitalization and the trading price of InMed Common Shares.

Although InMed expects that the Reverse Stock Split will result in an increase in the market price of InMed Common Shares, InMed cannot assure stockholders that the Reverse Stock Split, if implemented, will increase the market price of InMed Common Shares in proportion to the reduction in the number of InMed Common Shares outstanding or result in a permanent increase in the market price. Accordingly, the total market capitalization of InMed Common Shares after the Reverse Stock Split may be lower than the total market capitalization before such Reverse Stock Split and, in the future, the market price of InMed Common Shares following such Reverse Stock Split may not exceed or remain higher than the market price prior to the Reverse Stock Split.

The effect the Reverse Stock Split may have upon the market price of InMed Common Shares cannot be predicted with any certainty. The market price of InMed Common Shares is dependent on many factors, including InMed’s business and financial performance, general market conditions, prospects for future success and other factors detailed from time to time in the reports InMed files with the SEC and certain Canadian securities regulators.

The Reverse Stock Split may result in some stockholders owning “odd lots” that may be more difficult to sell or require greater transaction costs per share to sell.

The Reverse Stock Split may result in some stockholders owning “odd lots” of less than 100 InMed Common Shares on a post-split basis. These odd lots may be more difficult to sell, or require greater transaction costs per share to sell, than shares in “round lots” of even multiples of 100 shares.

The Reverse Stock Split may not generate additional investor interest.

While the InMed Board believes that a higher stock price may help generate investor interest, there can be no assurance that the Reverse Stock Split will result in a per share price that will attract institutional investors or investment funds or that such share price will satisfy the investing guidelines of institutional investors or investment funds. As a result, the trading liquidity of InMed Common Shares may not necessarily improve.

The Reverse Stock Split may not increase the Combined Company’s stock price over the long term.

The principal purposes of the Reverse Stock Split are to (i) increase the per-share market price of InMed Common Shares above the minimum bid price requirement under the Nasdaq rules so that the listing of InMed and the InMed Common Shares being issued in the Merger on Nasdaq will be approved and (ii) increase the number of authorized and unissued shares available for future issuance in connection with the Merger, though such increase will not alone be sufficient to complete the Merger. It cannot be assured, however, that the Reverse Stock Split will accomplish any increase in the per share market price of InMed Common Shares for any meaningful period of time. While it is expected that the reduction in the number of outstanding InMed Common Shares will proportionally increase the market price of InMed Common Shares, it cannot be assured that the Reverse Stock Split will increase the market price of InMed Common Shares by a multiple of the Reverse Stock Split ratio mutually agreed by InMed and Mentari, or result in any permanent or sustained increase in the market price of InMed Common Shares, which is dependent upon many factors, including InMed’s business and financial performance, general market conditions and prospects for future success. Thus, while the stock price of InMed Common Shares might meet the listing requirements for Nasdaq initially after the Reverse Stock Split, it cannot be assured that it will continue to do so.

The Reverse Stock Split may decrease the liquidity of the Combined Company’s common stock.

Although the InMed Board believes that the anticipated increase in the market price of the Combined Company’s common stock resulting from the proposed Reverse Stock Split could encourage interest in its common stock and possibly promote greater liquidity for its shareholders, such liquidity could also be adversely affected by the reduced number of shares outstanding after the Reverse Stock Split. The reduction in the number of outstanding shares may lead to reduced trading and a smaller number of market makers for the Combined Company’s common stock. In addition, the Reverse Stock Split may not result in an increase in the Combined Company’s stock price necessary to satisfy Nasdaq’s initial listing requirements for the Combined Company.

The Reverse Stock Split may lead to a decrease in the Combined Company’s overall market capitalization.

Should the market price of the Combined Company’s common stock decline after the Reverse Stock Split, the percentage decline will be greater, due to the smaller number of shares outstanding, than it would have been prior to the Reverse Stock Split. A Reverse Stock Split is often viewed negatively by the market and, consequently, can lead to a decrease in the Combined Company’s overall market capitalization. If the per share market price does not increase in proportion to the Reverse Stock Split ratio, then the value of the Combined Company, as measured by its stock capitalization, will be reduced. In some cases, the per-share stock price of companies that have effected reverse stock splits subsequently declined back to pre-reverse split levels, and accordingly, it cannot be assured that the total market value of the Combined Company’s common stock will remain the same after the Reverse Stock Split is effected, or that the Reverse Stock Split will not have an adverse effect on the Combined Company’s stock price due to the reduced number of shares outstanding after the Reverse Stock Split.

Risks Related to InMed

Risks Related to InMed’s Business and Industry

InMed’s prospects depend on the success of InMed’s products in InMed’s Product Candidates, which are at early stages of development with a statistically high probability of failure.

Given InMed’s early stage of development, InMed can make no assurance that InMed’s research and development programs will result in regulatory approval or commercially viable products. To achieve profitable operations, InMed, alone or with others, must successfully develop, gain regulatory approval, and market InMed’s future products. InMed currently has no products that have been approved by the FDA, HC, or any similar regulatory authority. To obtain regulatory approvals for InMed’s Product Candidates being developed and to achieve commercial success, clinical trials must demonstrate that the Product Candidates are safe for human use and that they demonstrate efficacy. InMed has no products or technologies which are currently in human clinical trials. Additionally, InMed has no products for commercial sale or licensed for commercial sale, nor does InMed expect to have any such products for the next several years.

Many potential pharmaceutical products never reach the stage of clinical testing and even those that do have only a small chance of successfully completing clinical development and gaining regulatory approval. InMed’s Product Candidates may fail for a number of reasons, including, but not limited to, being unsafe for human use or due to the failure to provide therapeutic benefits equal to or better than the standard of treatment at the time of testing. Positive results of early preclinical research may not be indicative of the results that will be obtained in later stages of preclinical or clinical research. Similarly, positive results from early-stage clinical trials may not be indicative of favorable outcomes in later-stage clinical trials. InMed can make no assurance that any future studies, if undertaken, will yield favorable results.

The early stage of InMed’s product development makes it particularly uncertain whether any of InMed’s product development efforts will prove to be successful and meet applicable regulatory requirements, and whether any of InMed’s Product Candidates will receive the requisite regulatory approvals, be capable of being manufactured at a reasonable cost or be successfully marketed. If InMed is successful in developing InMed’s current and future Product Candidates into approved products, InMed will still experience many potential obstacles, such as the need to develop or obtain manufacturing, marketing and distribution capabilities. If InMed is unable to successfully commercialize any of InMed’s products, InMed’s financial condition and results of operations may be materially and adversely affected.

InMed is winding down InMed’s only revenue-generating business segment, which creates substantial uncertainty regarding InMed’s liquidity, results of operations, prospects, and ability to continue as a going concern.

On March 4, 2026, the InMed Board ratified InMed’s wholly owned subsidiary, BayMedica, LLC’s (“BayMedica”) decision to wind down and exit its commercial operations. As of June 30, 2026, BayMedica had wound down all of its operating activities, and has two remaining employees who are anticipated to depart by July 31, 2026 as well as a commercial lease which will terminate at the end of August. The completion of the full wind down may take longer or cost more than anticipated, and InMed may not realize expected savings, proceeds or strategic benefits. InMed expects to incur approximately $550,000 in severance and other employee-related costs and approximately $120,000 in additional related expenditures through the end of the fiscal year, partially offset by profits from product sales prior to completion; InMed may also incur other charges and may be unable to exit or assign contracts on acceptable terms. As a result, InMed’s liquidity, cash flows, results of operations, and financial condition are subject to significant uncertainty, and there can be no assurance that InMed will be able to fund operations or meet obligations as they come due.

Because BayMedica’s commercial operations represent InMed’s only revenue-generating business segment, InMed’s ability to comply with debt covenants and other financial maintenance requirements, if applicable, may be adversely affected, and InMed may be unable to monetize assets on terms and timing that support InMed’s liquidity needs. The wind down may negatively affect InMed’s workforce and internal controls, and InMed’s reduced revenues and potential losses could affect InMed’s access to capital. Execution of the wind down and the corresponding transition depends on numerous assumptions and external factors, and delays or shortfalls could further increase costs, reduce liquidity, and adversely affect InMed’s ability to pursue strategic opportunities. There can be no assurance that InMed will successfully transition to a new business model or generate sustainable revenues or profitability in the future; if InMed cannot, InMed’s business, financial condition, results of operations, and prospects would be materially and adversely affected, and InMed may need to undertake additional restructuring or other actions that could be dilutive or otherwise detrimental to investors.

Even if InMed’s Product Candidates advance through preclinical studies and clinical trials, InMed may experience difficulties in managing InMed’s growth and expanding InMed’s operations.

InMed has limited resources to carry out objectives for InMed’s current and future preclinical studies and clinical trials. Since InMed’s inception as a pharmaceutical company in October 2014, InMed has conducted numerous preclinical experiments and is currently conducting early-stage clinical trials, which is a time-consuming, expensive and uncertain process. In addition, while InMed has experienced management and expects to contract out many of the activities related to conducting these programs, InMed is a small company with less than 15 employees and, therefore, has limited internal resources both to conduct preclinical studies and clinical trials and to monitor third-party providers. As InMed’s Product Candidates advance through preclinical studies and clinical trials, InMed will need to expand InMed’s development, regulatory and manufacturing operations, either by expanding InMed’s internal capabilities or contracting with other organizations to provide these capabilities for InMed. In the future, InMed expects to have to manage additional relationships with collaborators or partners, suppliers and other organizations. InMed’s ability to manage InMed’s operations and future growth will require InMed to continue to improve InMed’s operational, financial and management controls, reporting systems and procedures.

The threat or actual adoption of tariffs, retaliatory tariffs and duties, trade barriers and restrictions, and related international trade conflicts, including by the United States, Canada or other jurisdictions, could materially impact the macroeconomic framework in which InMed operates.

Since taking office in January 2025, the current U.S. presidential administration has issued numerous executive orders, including with respect to international and domestic policies, and there were significant changes to tariffs by the U.S. and other countries. In particular, new U.S. tariffs were announced, including additional tariffs on imports from Canada, China, India, Japan, South Korea, Taiwan, Vietnam and the European Union, among others. In response, several countries have imposed, or threatened to impose, reciprocal tariffs on imports from the U.S. and other retaliatory measures. Various modifications and delays to the U.S. tariffs have been announced and further changes are expected to be made in the future, which may include additional sector-based tariffs or other measures. The ultimate impact remains uncertain and will depend on several factors, including whether additional or incremental U.S. tariffs or other measures are announced or imposed, to what extent other countries implement tariffs or other retaliatory measures in response, and the overall magnitude and duration of these measures. If disputes and conflicts further escalate, actions by the governments in response could be significantly more severe and restrictive. Trade disputes, tariffs, restrictions and other political tensions between the U.S. and other countries may also exacerbate unfavorable macroeconomic conditions including inflationary pressures, foreign exchange volatility, financial market instability, and economic recessions or downturns. The ultimate impact of current or future tariffs and trade restrictions remains uncertain. While InMed actively monitors these risks and manages InMed’s supply chains accordingly, prolonged economic or geopolitical disruptions could adversely affect InMed’s business, ability to access the capital markets or other financing sources, results of operations, financial condition and prospects. In addition, tariffs and other trade developments have and may continue to heighten the risks related to the other risk factors described elsewhere in this proxy statement/prospectus. The ultimate outcome and consequences of the implementation of tariffs or other restrictive trade measures by the U.S. and other countries (including in the form of reciprocal measures) remains highly uncertain. Any trade wars, through the implementation of tariffs or otherwise, could materially and adversely affect InMed, directly and indirectly, including by adversely impacting the supply chains for InMed’s operations, declining consumer confidence, inflation, lower economic expectations, and increasing the costs of services InMed provides and utilizes.

Any actual or threatened delisting of InMed’s securities by Nasdaq could have a material and adverse effect on InMed’s business, operations and financial condition, and could, among other things, limit investors’ ability to make transactions in InMed’s securities and subject InMed to additional trading restrictions.

As previously reported, on March 27, 2026, InMed received a written notice from the Listing Qualifications Department of Nasdaq, notifying InMed that the closing bid price of the InMed Common Shares over a period of 30 consecutive trading days was below the minimum $1.00 per share requirement for continued listing on The Nasdaq Capital Market under Nasdaq Listing Rule 5550(a)(2), during the February 11, 2026 to March 26, 2026 period.

In accordance with applicable Nasdaq procedures, InMed had a period of 180 calendar days following the receipt of the written notice mentioned above to cure the deficiency and regain compliance. The notice had no immediate impact on the listing of the InMed Common Shares, which continued to trade on The Nasdaq Capital Market under the symbol “INM” subject to InMed’s continued compliance with the other listing requirements of The Nasdaq Capital Market. InMed monitored the closing share price for the InMed Common Shares and explored available options to regain compliance.

In the event a listed issuer does not evidence compliance with the minimum bid price rule during the 180-day grace period, the listed issuer may be eligible for an additional 180 calendar day grace period. To qualify, a listed issuer is required to meet the continued listing requirement for market value of publicly held shares and all other listing standards for The Nasdaq Capital Market, with the exception of the minimum bid price rule, and needs to provide written notice of its intention to cure the deficiency during the second compliance period, by effecting a reverse share split, if necessary, to Nasdaq. If it appears to the staff of Nasdaq that the listed issuer will not be able to cure the deficiency, or if it is otherwise not eligible, it will not be entitled to an additional 180 calendar days grace period and Nasdaq would provide notice to the listed issuer that its securities will be subject to delisting. If the listed issuer does not regain compliance within the allotted compliance period(s), including any extensions that may be granted by Nasdaq, it is expected that Nasdaq would notify the listed issuer that its securities are subject to delisting. If the listed issuer is notified by Nasdaq that its securities are subject to delisting, the listed issuer may appeal such determination to Nasdaq’s Panel, but its securities would be automatically suspended from trading on The Nasdaq Capital Market pending the completion of the appeal process. There can be no assurance that any such appeal would be successful or that the listed issuer would be able to evidence compliance with the terms of any extension that may be granted by Nasdaq’s Panel.

On June 3, 2026, InMed received formal notice from the Listing Qualifications Department of The Nasdaq Capital Market that it had regained compliance with Nasdaq Listing Rule 5550(a)(2), the minimum bid price requirement for continued listing.

Any future actual or threatened delisting from The Nasdaq Capital Market could materially and adversely affect InMed’s ability to raise additional financing through the public or private sale of equity securities, would significantly affect the ability of investors to trade InMed’s securities and would negatively affect the value and liquidity of InMed’s securities, including the InMed Common Shares. The actual or threatened delisting of InMed’s securities could also have other material and adverse consequences, including the potential loss of confidence by employees and other stakeholders, the loss of institutional investor interest and fewer business development opportunities, limited availability of market quotations for InMed’s securities, reduced liquidity with respect to InMed’s securities, a determination that the InMed Common Shares are a “penny stock,” which will require brokers trading in the InMed Common Shares to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for the InMed Common Shares, and limited amount of news and analyst coverage of InMed. To the extent that the InMed Common Shares became eligible to trade on the OTC Bulletin Board, another over-the-counter quotation system, or on the pink sheets, an investor may find it more difficult to dispose of their InMed Common Shares or obtain accurate quotations as to the market value of the InMed Common Shares.

Furthermore, the National Securities Markets Improvement Act of 1996, which is a U.S. federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because the InMed Common Shares are currently listed on The Nasdaq Capital Market, such securities will be deemed covered securities. Although the states will be preempted from regulating the sale of InMed’s securities, the federal statute does allow states to investigate companies if there is a suspicion of fraud and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Additionally, if InMed were no longer listed on The Nasdaq Capital Market, InMed’s securities would not be covered securities and InMed would be subject to regulations in each state in which InMed offers InMed’s securities.

If InMed has difficulty enrolling patients in clinical trials, the completion of the trials may be delayed or cancelled.

As InMed’s Product Candidates advance from preclinical testing to clinical testing, and then through progressively larger and more complex clinical trials, InMed will need to enroll an increasing number of patients that meet the eligibility criteria for those trials. The factors that affect InMed’s ability to enroll patients are largely uncontrollable and include, but are not limited to, the following:

•	size and nature of the patient population;

•	inclusion and exclusion criteria for the trial;

•	design of the study protocol;

•	competition with other companies for clinical sites or patients;

•	the perceived risks and benefits of the product candidate under study;

•	the patient referral practices of physicians; and

•	the number, availability, location and accessibility of clinical trial sites.

As a result of the foregoing factors, InMed may have difficulty enrolling or maintaining the enrollment of patients in any clinical trials conducted for InMed’s products, which may result in the delay or cancellation of such trials. The delay or cancellation of any clinical trials could shorten any periods during which InMed may have the exclusive right to commercialize InMed’s Product Candidates or allow InMed’s competitors to bring products to market before InMed, which would impair InMed’s ability to successfully commercialize InMed’s Product Candidates and may harm InMed’s financial condition, results of operations and prospects.

If clinical trials of InMed’s Product Candidates fail to demonstrate safety and efficacy to the satisfaction of regulatory authorities or do not otherwise produce positive results, InMed would incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of InMed’s Product Candidates.

Before obtaining marketing approval from regulatory authorities for the sale of InMed’s Product Candidates, InMed must conduct preclinical studies in animals and extensive clinical trials in humans to demonstrate the safety and efficacy of the Product Candidates. Clinical testing is expensive and difficult to design and implement, can take many years to complete and has uncertain outcomes. The outcome of preclinical studies and early clinical trials may not predict the success of later clinical trials and interim results of a clinical trial do not necessarily predict final results. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in advanced clinical trials due to lack of efficacy or unacceptable safety profiles, notwithstanding promising results in earlier trials. InMed does not know whether the clinical trials InMed may conduct will demonstrate adequate efficacy and safety to result in regulatory approval to market any of InMed’s Product Candidates in any jurisdiction. A product candidate may fail for safety or efficacy reasons at any stage of the testing process. A major risk InMed faces is the possibility that none of InMed’s Product Candidates under development will successfully gain market approval from the FDA or other regulatory authorities, resulting in InMed being unable to derive any commercial revenue from them after investing significant amounts of capital in multiple stages of preclinical and clinical testing.

If InMed experiences delays in clinical testing, InMed will be delayed in commercializing InMed’s Product Candidates, and InMed’s business may be substantially harmed.

InMed cannot predict whether any clinical trials will begin as planned, will need to be restructured, or will be completed on schedule, or at all. InMed’s product development costs will increase if InMed experiences delays in clinical testing. Significant clinical trial delays could shorten any periods during which InMed may have the exclusive right to commercialize InMed’s Product Candidates or allow InMed’s competitors to bring products to market before InMed, which would impair InMed’s ability to successfully commercialize InMed’s Product Candidates and may harm InMed’s financial condition, results of operations and prospects. The commencement and completion of clinical trials for InMed’s products may be delayed for a number of reasons, including delays related, but not limited, to:

•	failure by regulatory authorities to grant permission to proceed or placing the clinical trial on hold;

•	import/export and research restrictions for cannabinoid-based pharmaceuticals may delay or prevent clinical trials in various geographical jurisdictions;

•	patients failing to enroll or remain in InMed’s trials at the rate InMed expects;

•

suspension or termination of clinical trials by regulators for many reasons, including concerns about patient safety or failure of InMed’s contract manufacturers to comply with current good manufacturing practice (“cGMP”) requirements;

•	any changes to InMed’s manufacturing process that may be necessary or desired;

•	delays or failure to obtain clinical supply from contract manufacturers of InMed’s products necessary to conduct clinical trials;

•	Product Candidates demonstrating a lack of safety or efficacy during clinical trials;

•

patients choosing an alternative treatment for the indications for which InMed is developing any of InMed’s Product Candidates or participating in competing clinical trials and/or scheduling conflicts with participating clinicians;

•	patients failing to complete clinical trials due to dissatisfaction with the treatment, side effects or other reasons;

•	reports of clinical testing on similar technologies and products raising safety and/or efficacy concerns;

•

clinical investigators not performing InMed’s clinical trials on their anticipated schedule, dropping out of a trial, or employing methods not consistent with the clinical trial protocol, regulatory requirements or other third parties not performing data collection and analysis in a timely or accurate manner;

•	failure of InMed’s Contract Research Organizations (“CROs”) to satisfy their contractual duties or meet expected deadlines;

•

inspections of clinical trial sites by regulatory authorities or Institutional Review Boards (“IRBs”) or ethics committees finding regulatory violations that require InMed to undertake corrective action, resulting in suspension or termination of one or more sites or the imposition of a clinical hold on the entire study;

•

one or more IRBs or ethics committees rejecting, suspending or terminating the study at an investigational site, precluding enrollment of additional subjects, or withdrawing its approval of the trial; or

•	failure to reach agreement on acceptable terms with prospective clinical trial sites.

InMed’s product development costs will increase if InMed experiences delays in testing or approval or if InMed needs to perform more or larger clinical trials than planned. Additionally, changes in regulatory requirements and policies may occur, and InMed may need to amend study protocols to reflect these changes. Amendments may require InMed to resubmit InMed’s study protocols to regulatory authorities or IRBs or ethics committees for re-examination, which may impact the cost, timing or successful completion of that trial. Delays or increased product development costs may have a material adverse effect on InMed’s business, financial condition and prospects.

InMed’s IntegraSyn manufacturing approach may prove unsuccessful in achieving yields and/or cost levels required to be economically competitive with alternative methods of manufacturing.

Given the early stage of development of the IntegraSyn program and the risks inherent in research and development, it is too early to project the commercial viability of cannabinoids produced via this process. Potential negative outcomes from this program include but are not limited to:

•	the technology fails to produce sufficient quantities of cannabinoids or ones for which InMed or others have a need; or

•

the cost structure of the technology is such that it is not commercially competitive with alternate methods of cannabinoid manufacturing leading to the technology having no value proposition nor incremental value to InMed.

Negative results from clinical trials or studies of others and adverse safety events involving the targets of InMed’s products may have an adverse impact on InMed’s future commercialization efforts.

From time to time, studies or clinical trials on various aspects of pharmaceutical products are conducted by academic researchers, competitors or others. The results of these studies or trials, when published, may have a significant effect on the market for the pharmaceutical product that is the subject of the study. The publication of negative results of studies or clinical trials or adverse safety events related to InMed’s Product Candidates, or the therapeutic areas in which InMed’s Product Candidates compete, could adversely affect the price of the InMed Common Shares and InMed’s ability to finance future development of InMed’s Product Candidates, and InMed’s business and financial results could be materially and adversely affected.

InMed intends to expend InMed’s limited resources to pursue InMed’s Product Candidates for certain indications and may fail to capitalize on other Product Candidates or other indications for InMed’s Product Candidates that may be more profitable or for which there is a greater likelihood of success.

Because InMed has limited financial and managerial resources, InMed is focusing on research programs relating to InMed’s Product Candidates for certain indications, primarily for the treatment of Epidermolysis Bullosa, which concentrates the risk of product failure in the event InMed’s Product Candidates prove to be unsafe or ineffective or inadequate for clinical development or commercialization. As a result, InMed may forego or delay pursuit of opportunities with other Product Candidates or for other indications that could later prove to have greater commercial potential. InMed may also deem it advisable to refocus InMed’s clinical development programs based on clinical trial results.

The regulatory approval processes of the FDA, HC, the European Medicines Agency (“EMA”) and other comparable foreign regulatory authorities are lengthy, time-consuming and inherently unpredictable, and if InMed is ultimately unable to obtain regulatory approval for InMed’s Product Candidates, InMed’s business will be substantially harmed.

InMed is not permitted to market InMed’s Product Candidates in any jurisdiction until InMed receives formal approval from the appropriate regulatory authorities. For example, prior to submitting a new drug application (an “NDA”) to the FDA or a marketing authorization application (an “MAA”) to the EMA for approval of InMed’s Product Candidates, InMed will need to complete InMed’s preclinical studies and clinical trials. Successfully completing InMed’s clinical program and obtaining approval of an application seeking commercialization approval is a complex, lengthy, expensive and uncertain process, and the regulatory authorities may delay, limit or deny approval of InMed’s Product Candidates for many reasons, including, among others, because:

•	InMed may not be able to demonstrate that InMed’s Product Candidates are safe and effective in treating patients to the satisfaction of the regulatory authorities such as the FDA, HC or EMA;

•	the results of InMed’s clinical trials may not meet the level of statistical or clinical significance required by the regulatory authorities for marketing approval;

•	the regulatory authorities may disagree with the number, design, size, conduct or implementation of InMed’s clinical trials;

•	the regulatory authorities may require that InMed conducts additional clinical trials;

•	the regulatory authorities or other applicable foreign regulatory authorities may not approve the formulation, labeling or specifications of InMed’s Product Candidates;

•

the contract manufacturing organizations and other contractors that InMed may retain to conduct InMed’s clinical trials may take actions outside of InMed’s control that materially adversely impact InMed’s clinical trials;

•

the regulatory authorities may find the data from clinical studies and clinical trials insufficient to demonstrate that InMed’s Product Candidates are safe and effective for their proposed indications;

•	the regulatory authorities may disagree with InMed’s interpretation of data from InMed’s preclinical studies and clinical trials;

•

the regulatory authorities may not accept data generated at InMed’s clinical trial sites or may disagree with InMed over whether to accept efficacy results from clinical trial sites outside the United States, Canada or outside the European Union, as applicable, where the standard of care is potentially different from that in the United States, Canada or in the European Union, as applicable;

•

if InMed’s applications are submitted to the regulatory authorities, the regulatory authorities may have difficulties scheduling the necessary review meetings in a timely manner, may recommend against approval of InMed’s application or may recommend or require, as a condition of approval, additional preclinical studies or clinical trials, limitations on approved labeling or distribution and use restrictions;

•

the FDA may require development of a Risk Evaluation and Mitigation Strategy which would use risk minimization strategies to ensure that the benefits of certain prescription drugs outweigh their risks, as a condition of approval or post-approval, and the EMA may grant only conditional marketing authorization or impose specific obligations as a condition for marketing authorization, or may require InMed to conduct postauthorization safety studies;

•

the FDA, Drug Enforcement Administration (“DEA”), HC, EMA or other applicable foreign regulatory agencies may not approve the manufacturing processes or facilities of third-party manufacturers with which InMed contracts or DEA or other applicable foreign regulatory agency quotas may limit the quantities of controlled substances available to InMed’s manufacturers; or

•	the FDA, HC, EMA or other applicable foreign regulatory agencies may change their approval policies or adopt new regulations.

In the United States, InMed’s activities are potentially subject to additional regulation by various federal, state and local authorities in addition to the FDA, including, among others, the Centers for Medicare and Medicaid Services (“CMS”), other divisions of the United States Department of Health and Human Services (“HHS”; for example, the Office of Inspector General), the Department of Justice (“DOJ”), and individual United States Attorney offices within the DOJ, and state and local governments. Because of the breadth of these laws and the narrowness of available statutory and regulatory exemptions, it is possible that some of InMed’s business activities could be subject to challenge under one or more of such laws. If InMed’s operations are found to be in violation of any of the federal and state laws described above or any other governmental regulations that apply to InMed, InMed may be subject to penalties, including criminal and significant civil monetary penalties, damages, fines, imprisonment, exclusion from participation in government programs, injunctions, recall or seizure of products, total or partial suspension of production, denial or withdrawal of pre-marketing product approvals, private “qui tam” actions brought by individual whistleblowers in the name of the government or refusal to allow InMed to enter into supply contracts, including government contracts, and the curtailment or restructuring of InMed’s operations, any of which could adversely affect InMed’s ability to operate InMed’s business and InMed’s results of operations. To the extent that any of InMed’s products are sold in a foreign country, InMed may be subject to similar foreign laws and regulations, which may include, for instance, applicable post-marketing requirements, including safety surveillance, anti-fraud and abuse laws, and implementation of corporate compliance programs and reporting of payments or transfers of value to healthcare professionals.

Any of these factors, many of which are beyond InMed’s control, could increase development costs, jeopardize InMed’s ability to obtain regulatory approval for and successfully market InMed’s Product Candidates and generate product revenue.

InMed intends to conduct clinical trials for InMed’s Product Candidates in several international jurisdictions, and acceptance by all regulatory authorities for such “international” data is not certain.

InMed intends to conduct clinical trials for InMed’s Product Candidates both inside and outside the United States. To date, all of InMed’s clinical development has been conducted outside of the United States. Ultimately, InMed plans to submit NDAs for InMed’s Product Candidates to the FDA and other regulatory authorities upon completion of all requisite clinical trials. As an example, although the FDA may accept data from clinical trials conducted outside the United States, acceptance of such study data by the FDA is subject to certain conditions. For example, the clinical trial must be conducted in accordance with FDA regulations governing human subject protection and the conduct of clinical trials, which are referred to as “Good Clinical Practice” requirements and the FDA must be able to validate the data from the clinical trial through an onsite inspection if it deems such inspection necessary. Where data from foreign clinical trials are intended to serve as the sole basis for marketing approval in the United States, the FDA will not approve the application on the basis of foreign data alone unless those data are considered applicable to the U.S. patient population and U.S. medical practice, the clinical trials were performed by clinical investigators of recognized competence, and the data is considered valid without the need for an on-site inspection by the FDA or, if the FDA considers such an inspection to be necessary, the FDA is able to validate the data through an on-site inspection or other appropriate means. In addition, such clinical trials would be subject to the applicable local laws of the foreign jurisdictions where the clinical trials are conducted. There can be no assurance the FDA or any other regulatory authorities will accept data from clinical trials conducted outside of the United States or other international jurisdictions. If the FDA or any other regulatory authorities do not accept any such data, it would likely result in the need for additional clinical trials, which would be costly and time-consuming and delay aspects of InMed’s development plan.

In addition, the conduct of clinical trials outside the United States could have a significant impact on InMed. Risks inherent in conducting international clinical trials include:

•	foreign regulatory requirements that could burden or limit InMed’s ability to conduct InMed’s clinical trials;

•	administrative burdens of conducting clinical trials under multiple foreign regulatory schema;

•	foreign currency fluctuations which could negatively impact InMed’s financial condition since certain payments are paid in local currencies;

•	manufacturing, customs, shipment and storage requirements;

•	cultural differences in medical practice and clinical research; and

•	diminished protection of intellectual property in some countries.

InMed’s Product Candidates contain compounds that may be classified as “controlled substances,” the use of which may generate public controversy and restrict their development or commercialization.

If a drug has a potential for abuse, the NDA or other regulatory submission must include a description and analysis of studies or information related to abuse of the drug, including a proposal for scheduling (for example, in the U.S. under the federal Controlled Substances Act). A description of any studies related to overdosage is also required, including information on dialysis, antidotes, or other treatments, if known. While InMed believes there would be relatively minimal abuse potential with InMed’s Product Candidates given the low drug concentration and topical route of administration, InMed could be incorrect or they may be perceived as having the potential for substance abuse. In either case, there may be a negative effect on InMed’s ability to successfully develop or commercialize InMed’s Product Candidates. Since InMed’s Product Candidates contain purified substances that are chemically identical to those occurring in nature, they may, therefore, be classified as “controlled substances,” and their regulatory approval may generate public controversy. Political and social pressures and adverse publicity could lead to delays in approval of, and increased expenses for, InMed’s Product Candidates. These pressures could also limit or restrict the introduction and marketing of InMed’s Product

Candidates. Despite the fact that InMed’s active pharmaceutical ingredients (“APIs”), which are the ingredients that give medicines their effects, are synthetically made and, therefore, InMed has no interaction with the Cannabis plant, adverse publicity from Cannabis misuse or adverse side effects from Cannabis or other cannabinoid products may adversely affect the commercial success or market penetration achievable for InMed’s Product Candidates. The nature of InMed’s business attracts a high level of public and media interest, and in the event of any resultant adverse publicity, InMed’s reputation may be harmed. Furthermore, if InMed’s Product Candidates are classified as “controlled substances,” they may be subject to import/export and research restrictions that could delay or prevent the development of InMed’s products in various geographical jurisdictions. The successful commercialization of InMed’s Product Candidates may require permits or approvals from regulatory bodies, such as the DEA, that regulate controlled substances.

If any of InMed’s Product Candidates receives marketing approval and InMed or others later identify undesirable side effects caused by the Product Candidate, InMed’s ability to market and derive revenue from the product candidates could be compromised.

In the event that any of InMed’s Product Candidates receive regulatory approval and InMed or others identify undesirable side effects caused by one of InMed’s products, any of the following adverse events could occur, which could result in the loss of significant revenue to InMed and materially and adversely affect InMed’s results of operations and business: (i) regulatory authorities may withdraw their approval of the product or seize the product; (ii) InMed may be required to recall the product or change the way the product is administered to patients; (iii) additional restrictions may be imposed on the marketing of the particular product or the manufacturing processes for the product or any component thereof; (iv) InMed may be subject to fines, injunctions or the imposition of civil or criminal penalties; (v) regulatory authorities may require the addition of labeling statements, such as a “black box” warning or a contraindication; (vi) InMed may be required to create a Medication Guide outlining the risks of such side effects for distribution to patients; (vii) InMed could be sued and held liable for harm caused to patients; (viii) the product may become less competitive; and (ix) InMed’s reputation being harmed.

Research restrictions, product shipment delays or prohibitions could have a material adverse effect on InMed’s business, results of operations and financial condition.

Research on and the shipment, import and export of InMed’s Product Candidates and the API used in InMed’s Product Candidates will require research permits, import and export licenses by many different authorities. For instance, in the United States, the FDA, U.S. Customs and Border Protection, and the DEA; in Canada, the Canada Border Services Agency, and HC; in Europe, the EMA and the European Commission; in Australia and New Zealand, the Australian Customs and Border Protection Service, the Therapeutic Goods Administration, the New Zealand Medicines and Medical Device Safety Authority and the New Zealand Customs Service; and in other countries, similar regulatory authorities, regulate the research on and import and export of pharmaceutical products that contain controlled substances. Specifically, the import and export process requires the issuance of import and export licenses by the relevant controlled substance authority in both the importing and exporting country. InMed may not be granted, or if granted, maintain, such licenses from the authorities in certain countries. Even if InMed obtains the relevant licenses, shipments of API and InMed’s Product Candidates may be held up in transit, which could cause significant delays and may lead to product batches being stored outside required temperature ranges. Inappropriate storage may damage the product shipment resulting in delays in clinical trials or, upon commercialization, a partial or total loss of revenue from one or more shipments of API or InMed’s Product Candidates. Once shipment is complete, InMed or the research contractors InMed is working with may also suffer further delays or restrictions as a result of regulations governing research on cannabinoids. A delay in a clinical trial or, upon commercialization, a partial or total loss of revenue from one or more shipments of API or InMed’s Product Candidates could have a material adverse effect on InMed’s business, results of operations and financial condition. The aforementioned examples and lists of various authorities that may currently, or in the future, affect InMed’s ability to conduct research on or import or export InMed’s Product Candidates and/or API, should not be construed as exhaustive or comprehensive in any way.

Healthcare legislation, including potentially unfavorable pricing regulations or other healthcare reform initiatives, may increase the difficulty and cost for InMed to obtain marketing approval of and commercialize InMed’s Product Candidates.

Particularly in the United States but also in other jurisdictions, there have been a number of legislative and regulatory changes and proposed changes in recent years regarding the healthcare system that could prevent or delay marketing approval of InMed’s Product Candidates, restrict or regulate post-approval activities or affect InMed’s ability to profitably sell any Product Candidates for which InMed obtains marketing approval. Healthcare reform measures that have been and may be adopted in the future may result in more rigorous coverage criteria, new payment methodologies and additional downward pressure on the price that InMed receives for any approved product, and could seriously harm InMed’s future revenue. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may compromise InMed’s ability to generate revenue, attain profitability or commercialize InMed’s products.

Any Product Candidates InMed develops may become subject to unfavorable pricing regulations, third-party reimbursement practices or healthcare reform initiatives, thereby materially and adversely impacting InMed’s business.

The regulations that govern marketing approvals, pricing and reimbursement for new drugs vary widely from country to country. Some countries require approval of the sale price of a drug before it can be marketed. In many countries, the pricing review period begins after marketing or product licensing approval is granted. In some foreign markets, drug pricing remains subject to continuing governmental control even after initial approval is granted. Although InMed intends to monitor these regulations, InMed’s programs are currently in the early stages of development and InMed will not be able to assess the impact of price regulations for a number of years. As a result, InMed might obtain regulatory approval for a product in a particular country, but then be subject to price regulations that delay InMed’s commercial launch of the product and negatively impact the revenues InMed is able to generate from the sale of the product in that country.

InMed’s ability to commercialize any products also will depend in part on the extent to which reimbursement for these products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Even if InMed succeeds in bringing one or more products to the market, these products may not be considered cost-effective, and the amount reimbursed for any products may be insufficient to allow InMed to sell InMed’s products on a competitive basis. Because InMed’s programs are in the early stages of development, InMed is unable at this time to determine their cost effectiveness or the likely level or method of reimbursement. Increasingly, the third-party payors who reimburse patients or healthcare providers, such as government and private insurance plans, are requiring that drug companies provide them with predetermined discounts from list prices and are seeking to reduce the prices charged or the amounts reimbursed for pharmaceutical products. If the price InMed is able to charge for any products InMed develops, or the reimbursement provided for such products, is inadequate in light of InMed’s development and other costs, InMed’s return on investment could be adversely affected.

Increased scrutiny on drug pricing or changes in pricing regulations could restrict the amount that InMed is able to charge for InMed’s Product Candidates, which could adversely affect InMed’s revenue and results of operations.

Drug pricing by pharmaceutical companies is currently under increased scrutiny and is expected to continue to be the subject of intense political and public debate in the United States and other jurisdictions. Specifically, there have been several recent U.S. Congressional inquiries and hearings with respect to pharmaceutical drug pricing practices, including in connection with the investigation of specific price increases by several pharmaceutical companies. Additionally, several states have recently passed laws designed to, among other things, bring more transparency to drug pricing, and other states may pursue similar initiatives in the future. InMed cannot predict the extent to which InMed’s business may be affected by these or other potential future legislative or regulatory developments. However, increased scrutiny on drug pricing, negative publicity related to the pricing of pharmaceutical drugs generally, or changes in pricing regulations could restrict the amount that InMed is able to charge for InMed’s Product Candidates, which could have a material adverse effect on InMed’s revenue and results of operations.

Negative publicity may adversely affect InMed and InMed’s business.

Media coverage and public statements that insinuate improper actions by InMed, regardless of their factual accuracy or truthfulness, may result in negative publicity, litigation or governmental investigations by regulators. Addressing negative publicity and any resulting litigation or investigations may distract management, increase costs and divert resources. Negative publicity may have an adverse impact on InMed’s reputation and the morale of InMed’s employees, which could have a material adverse effect on InMed’s business, financial condition, results of operations and cash flows.

Even if InMed is able to commercialize InMed’s Product Candidates, they may not receive coverage and adequate reimbursement from third-party payors, which could harm InMed’s business.

The availability of reimbursement by governmental and private payors is essential for most patients to be able to afford their treatments. Sales of InMed’s Product Candidates, if approved, will depend substantially on the extent to which the costs of these Product Candidates will be paid by health maintenance, managed care, pharmacy benefit and similar healthcare management organizations, or reimbursed by government health administration authorities, private health coverage insurers and other third-party payors. If reimbursement is not available, or is available only to limited levels, InMed may not be able to successfully commercialize InMed’s Product Candidates. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow InMed to establish or maintain pricing sufficient to realize a sufficient return on InMed’s investment. In the United States, the Medicare Modernization Act established the Medicare Part D program and provided authority for limiting the number of drugs that will be covered in any therapeutic class thereunder. The Medicare Modernization Act, including its cost reduction initiatives, could decrease the coverage available for any of InMed’s approved products. Furthermore, private payors often follow Medicare in setting their own coverage policies. Therefore, any reduction in coverage that results from the Medicare Modernization Act may result in a similar reduction from private payors.

There is significant uncertainty related to the insurance coverage and reimbursement of newly approved products. In the United States, the principal decisions about reimbursement for new medicines are typically made by CMS, an agency within the HHS, as CMS decides whether and to what extent a new medicine will be covered and reimbursed under Medicare. Private payors tend to follow CMS to a substantial degree.

The intended use of a drug product by a physician can also affect pricing. For example, CMS could initiate a National Coverage Determination administrative procedure, by which the agency determines which uses of a therapeutic product would and would not be reimbursable under Medicare. This determination process can be lengthy, thereby creating a long period during which the future reimbursement for a particular product may be uncertain.

Outside the United States, particularly in EU member states, the pricing of prescription drugs is subject to governmental control. In these countries, pricing negotiations or the successful completion of Health Technology Assessment procedures with governmental authorities can take considerable time after receipt of marketing authorization for a product. In addition, there can be considerable pressure by governments and other stakeholders on prices and reimbursement levels, including as part of cost containment measures. Certain countries allow companies to fix their own prices for medicines but monitor and control company profits. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various EU member states and parallel distribution, or arbitrage between low-priced and high-priced EU member states, can further reduce net realized prices. In some countries, InMed or InMed’s collaborators may be required to conduct a clinical trial or other studies that compare the cost-effectiveness of InMed’s Product Candidates to other available therapies in order to obtain or maintain reimbursement or pricing approval. Publication of discounts by third-party payors or authorities may lead to further pressure on the prices or reimbursement levels within the country of publication and other countries. If reimbursement of any product candidate approved for marketing is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, InMed’s business, financial condition, results of operations or prospects could be adversely affected.

InMed’s relationships with customers and third-party payors will be subject to applicable anti-kickback, fraud and abuse, federal exclusion or debarment, and other healthcare laws and regulations, which could expose InMed to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings.

Healthcare providers, physicians and third-party payors play a primary role in the recommendation and prescription of any Product Candidates for which InMed obtains marketing approval. InMed’s future arrangements with third-party payors and customers may expose InMed to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which InMed markets, sells and distributes InMed’s products for which InMed obtains marketing approval. As a pharmaceutical company, even though InMed does not and will not control referrals of healthcare services or bill directly to Medicare, Medicaid or other third-party payors, certain federal and state healthcare laws and regulations pertaining to fraud and abuse and patients’ rights are and will be applicable to InMed’s business. Restrictions under applicable federal and state healthcare laws and regulations that may affect InMed’s ability to operate include the following:

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the U.S. federal healthcare Anti-Kickback Statute impacts InMed’s marketing practices, educational programs, pricing policies and relationships with healthcare providers or other entities, by prohibiting, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under a federal healthcare program such as Medicare and Medicaid;

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federal civil and criminal false claims laws and civil monetary penalty laws impose criminal and civil penalties, including through civil whistleblower or qui tam actions, against individuals or entities for, among other things, knowingly presenting, or causing to be presented, false or fraudulent claims for payment of government funds (including through reimbursement by Medicare or Medicaid or other federal health care programs), which has been applied to impermissible promotion of pharmaceutical products for off-label uses, or making a false statement or record to avoid, decrease or conceal an obligation to pay money to the federal government;

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the U.S. Health Insurance Portability and Accountability Act (“HIPAA”), as amended by the Health Information Technology for Economic and Clinical Health Act, among other things, imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program and also prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement or representation, or making or using any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry in connection with the delivery of or payment for healthcare benefits, items or services;

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the U.S. federal Physician Payment Sunshine Act, being implemented as the Open Payments Program, requires applicable manufacturers of covered drugs, devices, biologics and medical supplies to report annually to HHS information related to payments and other transfers of value to physicians and teaching hospitals, and ownership and investment interests held by physicians and their immediate family members;

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analogous state laws and regulations, such as state anti-kickback laws, false claims laws and privacy and security of health information laws, may apply to sales or marketing arrangements, claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, or health information; and

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certain state laws require pharmaceutical companies to adopt codes of conduct consistent with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government; restrict certain marketing-related activities including the provision of gifts, meals, or other items to certain health care providers; and/or require drug manufacturers to report information related to payments and other transfers of value to physicians and certain other healthcare providers or marketing expenditures.

Comparable laws and regulations exist in the countries within the European Economic Area. Although such laws are partially based upon EU law, they may vary from country to country. Healthcare specific, as well as general EU and national laws, regulations and industry codes constrain, for example, InMed’s interactions with government officials and healthcare professionals, and the collection and processing of personal health data. Noncompliance with any of these laws or regulations could lead to criminal or civil liability.

Efforts to ensure that InMed’s business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that InMed’s business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If InMed’s operations are found to be in violation of any of these laws or any other governmental regulations that may apply to InMed, InMed may be subject to significant civil, criminal and administrative penalties, damages, fines, imprisonment, exclusion from government funded healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of InMed’s operations. If any physicians or other healthcare providers or entities with whom InMed expects to do business are found to not be in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

Failure to comply with the U.S. Foreign Corrupt Practices Act (the “FCPA”), the Corruption of Foreign Public Officials Act (Canada) (the “CFPOA”), and other global anti-corruption and anti-bribery laws could subject InMed to penalties and other adverse consequences.

The FCPA and the CFPOA, as well as any other applicable domestic or foreign anti-corruption or anti-bribery laws to which InMed is or may become subject generally prohibit corporations and individuals from engaging in certain activities to obtain or retain business or to influence a person working in an official capacity and require companies to maintain accurate books and records and internal controls, including at foreign-controlled subsidiaries. It is illegal to pay, offer to pay or authorize the payment of anything of value to any foreign government official, government staff member, political party or political candidate in an attempt to obtain or retain business or to otherwise influence a person working in an official capacity. Compliance with these anti-corruption laws and anti-bribery laws may be expensive and difficult, particularly in countries in which corruption is a recognized problem. In addition, these laws present particular challenges in the pharmaceutical industry, because, in many countries, hospitals are operated by the government, and physicians and other hospital employees are considered to be foreign officials. Certain payments by other companies to hospitals in connection with clinical trials and other work have been deemed to be improper payments to governmental officials and have led to FCPA enforcement actions.

InMed’s internal control policies and procedures may not protect InMed from reckless or negligent acts committed by InMed’s employees, future distributors, licensees or agents. InMed can make no assurance that they will not engage in prohibited conduct, and InMed may be held liable for their acts under applicable anti-corruption and anti-bribery laws. Noncompliance with these laws could subject InMed to investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, suspension or debarment from contracting with certain persons, the loss of export privileges, whistleblower complaints, reputational harm, adverse media coverage, and other collateral consequences. Any investigations, actions or sanctions or other previously mentioned harm could have a material negative effect on InMed’s business, operating results and financial condition.

Any change in export or import controls, anti-corruption laws, economic sanctions or related legislation, or change in the countries, governments, persons, or technologies targeted by such restrictions or legislation, could result in decreased use of InMed’s products by customers or in InMed’s decreased ability to offer InMed’s products internationally, which would harm InMed’s business, operating results and financial condition. Furthermore, failure to comply with export or import controls or with anti-corruption or economic sanctions laws may expose InMed to government investigations, more onerous compliance requirements and significant penalties, which could harm InMed’s business, operating results and financial condition. In addition, responding to any action will likely result in a significant diversion of management’s attention and resources and an increase in professional fees. Enforcement actions and sanctions could harm InMed’s business, operating results and financial condition.

From time to time, including InMed’s ongoing matter with a third party licensor, InMed may be subject to legal proceedings, disputes, claims and administrative proceedings that arise in the ordinary course of InMed’s business activities that could cause InMed to incur significant expenses, divert InMed’s management’s attention, and materially harm InMed’s business, financial condition, and operating results.

InMed currently is, or in the future may be, involved in legal proceedings that from time to time may arise from the operation of InMed’s business and, as such, InMed could incur substantial judgments, fines, legal fees, or other costs. From time to time, InMed may be the subject of complaints or litigation from customers, employees, vendors, or other third parties for various actions. InMed also may be involved in litigation involving claims related to breach of contract, tortious conduct, employment and labor law matters, and others. These matters could require significant judgment, and there can be no assurance that InMed’s expectations or estimates will prove correct. Certain of these matters may include speculative claims for substantial or indeterminate amounts of damages and include claims for injunctive or equitable relief. Additionally, InMed’s legal costs for any of these matters, either alone or in the aggregate, could be significant. The damages sought against InMed in these matters could be substantial. Although InMed maintains liability insurance for certain legal claims, if one or more of the claims were to greatly exceed InMed’s insurance coverage limits or if InMed’s insurance policies do not cover a claim, InMed’s expenses could increase significantly and management’s focus could be diverted away from InMed’s operations, which could have a material adverse effect on InMed’s business, financial condition, results of operations, and cash flows.

On February 15, 2021, BayMedica entered into an exclusive technology license agreement (the “Technology Agreement”) with a third party (the “Technology Licensor”) pursuant to which it agreed to license a proprietary process in the United States where it has a pending U.S. patent application in exchange for certain annual royalty payments contingent on the net sales of products made using the licensed process. On April 29, 2025, BayMedica received a letter from the Technology Licensor stating its intention to commence arbitration proceedings pursuant to the Technology Agreement, together with a Notice of Arbitration (the “Patent License Matter”). Such arbitration proceedings will be subject to final, binding and non-appealable arbitration under the Arbitration Act, 1991 (Ontario) and determined pursuant to Ontario law. In its Notice of Arbitration, the Technology Licensor takes the position that the annual royalty payments are meant to function as guaranteed annual minimum payments required to be made for the duration of the Technology Agreement regardless of net sales. The Technology Licensor seeks relief against BayMedica including (a) approximately $3.4 million in annual payments for the years 2022 through 2024 and (b) a declaration that BayMedica is liable to pay certain guaranteed annual minimum payments of approximately $2.3 million for the remainder of the term of the Technology Agreement. BayMedica disputes the amount owing and to be paid over the duration of the Technology Agreement. On June 1, 2026, the arbitrator issued a decision (i.e. an award) on preliminary motions brought by BayMedica, striking significant portions of the Technology Licensor’s claims, including claims for damages, declaratory relief and specific performance relating to BayMedica’s alleged breaches of its sublicensee, royalty reporting and commercialization obligations under the Technology Agreement on the basis that it was plain and obvious such claims cannot succeed. The arbitrator also denied the Technology Licensor leave to amend. As a result, the arbitration will continue on a significantly narrowed basis, with the sole remaining substantive claim being the Technology Licensor’s allegation that BayMedica is required to make annual minimum payments irrespective of royalties generated from sales of licensed products, which the arbitrator declined to dismiss as statute-barred. While InMed is not able to predict the outcome of the Patent License Matter with any certainty, an unfavorable outcome to BayMedica would have a material adverse impact on InMed’s business and financial condition. For additional information, see Note 12, Commitments and Contingencies in the Notes to InMed’s Consolidated Financial Statements for the fiscal year ended June 30, 2025 included elsewhere in this proxy statement/prospectus.

Federal legislation and actions by state and local governments may permit reimportation of drugs from/to foreign countries where the drugs are sold at lower prices than in the country of origination, which could materially adversely affect InMed’s business and financial condition.

InMed may face competition for InMed’s Product Candidates, if approved, from cheaper generics and/or cannabinoid therapies sourced from foreign countries that have placed price controls on pharmaceutical products. This is referred to as parallel importation. For instance, the Medicare Modernization Act contains provisions that may change U.S. importation laws and expand pharmacists’ and wholesalers’ ability to import cheaper versions of an approved drug and competing products from Canada, where there are government price controls. These changes to U.S. importation laws will not take effect unless and until the Secretary of HHS certifies that the changes will pose no additional risk to the public’s health and safety and will result in a significant reduction in the cost of products to consumers. The Secretary of HHS has so far declined to approve a reimportation plan. Proponents of drug reimportation, including certain state legislatures, may attempt to pass legislation that would directly allow reimportation under certain circumstances. Legislation or regulations allowing the reimportation of drugs, if enacted, could decrease the price InMed receives for any products that InMed may develop, including InMed’s Product Candidates, and adversely affect InMed’s future revenues and prospects for profitability.

InMed is dependent upon InMed’s key personnel to achieve InMed’s business objectives.

InMed depends on key personnel, the loss of any of whom could harm InMed’s business. InMed’s future performance and development will depend to a significant extent on the efforts and abilities of its executive officers, key employees, and consultants. The loss of the services of one or more of these individuals could harm InMed’s business. InMed’s success will depend largely on InMed’s continuing ability to attract, develop and retain skilled employees and consultants in InMed’s business. Because of the specialized scientific and managerial nature of InMed’s business, InMed relies heavily on InMed’s ability to attract and retain qualified scientific, technical and managerial personnel. The competition for qualified personnel in InMed’s field is intense. Due to this intense competition, InMed may be unable to continue to attract and retain qualified personnel necessary for the development of InMed’s business or to recruit suitable replacement personnel. Any delay in replacing such persons, or an inability to replace them with persons of similar expertise, would have a material adverse effect on InMed’s business, financial condition and results of operations.

InMed’s employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could subject InMed to significant liability and harm InMed’s reputation.

InMed is exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with regulations of domestic or foreign regulatory authorities. In addition, misconduct by employees could include intentional failures to comply with certain development standards, to report financial information or data accurately, or to disclose unauthorized activities to InMed. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to InMed’s reputation. While prohibited, it is not always possible to identify and deter employee misconduct, and the precautions InMed takes to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting InMed from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against InMed, and InMed is not successful in defending itself or asserting InMed’s rights, those actions could have a significant impact on InMed’s business and results of operations, including the imposition of significant fines or other sanctions.

InMed’s internal computer systems, or those of InMed’s contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of InMed’s product development programs.

Despite the implementation of cyber security measures, InMed’s internal computer systems and those of InMed’s contractors and consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. Such events could cause interruptions of InMed’s operations. For example, the loss of preclinical data or data from any future clinical trial involving InMed’s product candidates could result in delays in InMed’s development and regulatory filing efforts and significantly increase InMed’s costs. To the extent that any disruption or security breach were to result in a loss of, or damage to, InMed’s data, or inappropriate disclosure of confidential or proprietary information, InMed could incur liability and the development of InMed’s product candidates could be delayed.

InMed’s insurance may be insufficient to cover losses that may occur as a result of InMed’s operations.

InMed currently maintains directors’ and officers’ liability insurance, clinical trial insurance and property and general liability insurance and intends in the future to obtain shipping and storage insurance for Product Candidates. This insurance may not remain available to InMed or be obtainable by InMed at commercially reasonable rates, and the amount of InMed’s coverage may not be adequate to cover any liability InMed incurs. Future increases in insurance costs, coupled with the increase in deductibles, will result in higher operating costs and increased risk. If InMed were to incur substantial liability and such damages were not covered by insurance or were in excess of policy limits, or if InMed were to incur such liability at a time when InMed were not able to obtain liability insurance, InMed’s business, results of operations and financial condition could be materially adversely affected.

InMed’s insurance costs may increase significantly, InMed may be unable to obtain the same level of insurance coverage and InMed’s insurance coverage may not be adequate to cover all possible losses InMed may suffer.

InMed generally renews InMed’s insurance policies annually. If the cost of coverage becomes too high or if InMed believes certain coverage becomes inapplicable, InMed may need to reduce InMed’s policy limits, increase retention amounts or agree to certain exclusions from InMed’s coverage to reduce the premiums to an acceptable amount or to otherwise reduce coverage for certain occurrences. On the other hand, InMed may determine that InMed either does not have certain coverage that would be prudent for InMed’s business and the risks associated with InMed’s business or that InMed’s current coverages are too low to adequately cover such risks. In either event, InMed may incur additional or higher premiums for such coverage than in prior years.

Among other factors, national security concerns, catastrophic events, pandemics such as the COVID-19 pandemic, or any changes in any applicable statutory requirement binding insurance carriers to offer certain types of coverage could also adversely affect available insurance coverage and result in, among other things, increased premiums on available coverage (which may cause InMed to elect to reduce InMed’s policy limits or not renew InMed’s coverage) and additional exclusions from coverage. As cyber incidents and threats continue to evolve, InMed may be required to expend additional, perhaps significant, resources to continue to update, modify or enhance InMed’s protective measures or to investigate and remediate any vulnerability to cyber incidents. Although InMed maintains and monitors InMed’s information technology systems and maintains coverage to indemnify InMed from losses arising from cyber-attacks, such systems and insurance coverage may not be sufficient to protect against or cover all the losses InMed may experience as a result of any cyberattacks.

InMed may suffer damage due to a casualty loss (such as fire, natural disasters, pandemics and acts of war or terrorism) or other losses, such as those related to labor, professional liability or certain actions or inactions by InMed’s management, directors, employees or others, that could severely disrupt its business or subject InMed to claims by third parties who are injured or harmed. Although InMed maintains insurance that InMed believes to be adequate, such insurance may be inadequate or unavailable to cover all the risks to which InMed’s business and assets may be exposed, including risks related to certain litigation. Should an uninsured loss (including a loss that is less than the applicable deductible or that is not covered by insurance) or loss in excess of insured limits occur, it could have a significant adverse impact on InMed’s business, results of operations or financial condition.

There may be changes in laws, regulations and guidelines which are material and detrimental to InMed’s business.

InMed’s operations are subject to a variety of laws, regulations and guidelines relating to pharmacology, cannabinoids and drug delivery, as well as laws and regulations relating to health and safety, the conduct of operations, and the protection of the environment. While, to the knowledge of InMed’s management, InMed is currently in compliance with all such laws, changes to such laws, regulations and guidelines due to matters beyond InMed’s control may cause adverse effects to InMed’s operations and financial condition. These changes may require InMed to incur substantial costs associated with legal and compliance fees and ultimately require InMed to alter InMed’s business plan. In addition, if the governments of Canada or the United States were to enact or amend laws relating to InMed’s industry, it may decrease the size of, or eliminate entirely, the market for InMed’s Product Candidates, may introduce significant new competition into the market and may otherwise potentially materially and adversely affect InMed’s business, results of operations and financial condition.

If InMed does not comply with laws regulating the protection of the environment and health and human safety, InMed’s business could be adversely affected.

The research and development that InMed carries out either directly or through third parties involves, and may in the future involve, the use of potentially hazardous materials and chemicals. InMed’s operations may produce hazardous waste products. Although InMed believes that InMed’s safety procedures for handling and disposing of these materials comply with the standards mandated by local, state and federal laws and regulations, the risk of accidental contamination or injury from these materials cannot be eliminated. If an accident occurs, InMed could be held liable for resulting damages, which could be substantial. InMed is also subject to numerous environmental, health and workplace safety laws and regulations and fire and building codes. Although InMed maintains workers’ compensation insurance as prescribed by the Province of British Columbia to cover InMed for costs and expenses InMed may incur due to injuries to InMed’s employees, this insurance may not provide adequate coverage against potential liabilities. InMed does not maintain insurance for environmental liability or toxic tort claims that may be asserted against InMed. Additional federal, state and local laws and regulations affecting InMed’s operations may be adopted in the future. InMed may incur substantial costs to comply with, and substantial fines or penalties if InMed violates, any of these laws or regulations.

InMed’s proprietary information, or that of InMed’s customers, suppliers and business partners, may be lost or InMed may suffer security breaches.

In the ordinary course of InMed’s business, InMed may collect and store sensitive data, including intellectual property, data from preclinical studies, clinical trial data, InMed’s proprietary business information and that of InMed’s customers, suppliers and business partners, and personally identifiable information of InMed’s customers, clinical trial subjects and employees, in InMed’s data centers and on InMed’s networks. The secure processing, maintenance and transmission of this information is critical to InMed’s operations. Despite InMed’s security measures, InMed’s information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Although to InMed’s knowledge InMed has not experienced any such material security breach to date, any such breach could compromise InMed’s networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, regulatory penalties, disrupt InMed’s operations, damage to InMed’s ability to obtain patent protection for InMed’s Product Candidates, damage to InMed’s reputation, and cause a loss of confidence in InMed’s products and InMed’s ability to conduct clinical trials, which could adversely affect InMed’s business and reputation and lead to delays in gaining regulatory approvals.

InMed expects to face intense competition, often from companies with greater resources and experience than InMed has.

The pharmaceutical industry is highly competitive and subject to rapid change. The industry continues to expand and evolve as an increasing number of competitors and potential competitors enter the market. Many of these competitors and potential competitors have substantially greater financial, technological, managerial and research and development resources and experience than InMed has. Some of these competitors and potential competitors have more experience than InMed has in the development of pharmaceutical products, including validation procedures and regulatory matters. Other companies researching in the same disease areas may develop products that are competitive or superior to InMed’s Product Candidates. Other companies working in cannabinoid research may develop products targeting the same diseases that InMed is focused on that are competitive or superior to InMed’s Product Candidates. In addition, there are non-FDA approved Cannabis / cannabinoid preparations being made available from companies in the so-called “medical marijuana” industry, which may be competitive to InMed’s products. If InMed is unable to compete successfully, InMed’s commercial opportunities will be reduced and InMed’s business, results of operations and financial condition may be materially harmed.

Industry consolidation may lead to increased competition and costs, and may harm InMed’s operating results.

InMed relies on certain third parties to provide supplies and services necessary for InMed’s business. Any reduction in market participants and available suppliers and vendors, whether through transactions or consolidation, could result in fewer alternatives for sourcing key supplies and services. Such consolidation could result in a shortage of supplies and services thereby increasing the cost of such supplies and services, and potentially inhibit the ability of suppliers and vendors to deliver on time, if at all. Cost increases and delays in, or the unavailability of, critical supplies and services could have a material and adverse effect on InMed’s results of operations.

If InMed receives regulatory approvals, InMed intends to market InMed’s Product Candidates in multiple jurisdictions where InMed has limited or no operating experience and may be subject to increased business and economic risks that could affect InMed’s financial results.

If InMed receives regulatory approvals, InMed may plan to market InMed’s Product Candidates in jurisdictions where InMed has limited or no experience in marketing, developing and distributing InMed’s products. Certain markets have substantial legal and regulatory complexities that InMed may not have experience navigating. InMed is subject to a variety of risks inherent in doing business internationally, including risks related to the legal and regulatory environment in non-U.S. jurisdictions, including with respect to privacy and data security, trade control laws and unexpected changes in laws, regulatory requirements and enforcement, as well as risks related to fluctuations in currency exchange rates and political, social and economic instability in foreign countries. If InMed is unable to manage InMed’s international operations successfully, InMed’s financial results could be adversely affected.

Controlled substance legislation may differ in other jurisdictions and could restrict InMed’s ability to market InMed’s products internationally, which would result in increased business and economic risks that could affect InMed’s financial results.

Controlled substance legislation may differ in other jurisdictions and could restrict InMed’s ability to market InMed’s products internationally. Most countries are parties to the Single Convention on Narcotic Drugs 1961, which governs international trade and domestic control of narcotic substances, including Cannabis extracts. Countries may interpret and implement their treaty obligations in a way that creates a legal obstacle to InMed’s obtaining marketing approval for Product Candidates in those countries. These countries may not be willing or able to amend or otherwise modify their laws and regulations to permit InMed’s Product Candidates to be marketed or achieving such amendments to the laws and regulations may take a prolonged period of time. InMed would be unable to market InMed’s Product Candidates in countries with such obstacles in the near future or perhaps at all without modification to laws and regulations.

Product liability lawsuits against InMed could cause InMed to incur substantial liabilities.

InMed’s use of InMed’s Product Candidates in clinical trials and the sale of InMed’s Product Candidates, if approved, exposes InMed to the risk of product liability claims. Product liability claims might be brought against InMed by patients, healthcare providers or others selling or otherwise coming into contact with InMed’s Product Candidates. For example, InMed may be sued if any product InMed develops allegedly causes injury or is alleged to be otherwise unsuitable during product testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, including as a result of interactions with alcohol or other drugs, negligence, strict liability, and a breach of warranties. Claims could also be asserted under local jurisdiction consumer protection acts. If InMed becomes subject to product liability claims and cannot successfully defend itself against them, InMed could incur substantial liabilities. In addition, regardless of merit or eventual outcome, product liability claims may result in, among other things:

•	withdrawal of patients from InMed’s clinical trials;

•	substantial monetary awards to patients or other claimants;

•	decreased demand for InMed’s Product Candidates following marketing approval, if obtained;

•	damage to InMed’s reputation and exposure to adverse publicity;

•	increased FDA warnings on product labels or increased warnings imposed by the EMA or other regulatory authorities;

•	litigation costs;

•	distraction of management’s attention from InMed’s primary business;

•	loss of revenue; and

•	the inability to successfully commercialize InMed’s Product Candidates, if approved.

InMed’s current clinical trial liability insurance coverage may not be sufficient to reimburse InMed for any expenses or losses InMed may suffer. Moreover, insurance coverage is becoming increasingly expensive and, in the future, InMed may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect InMed against losses due to liability. If InMed obtains marketing approval for InMed’s Product Candidates, InMed intends to expand InMed’s insurance coverage to include the sale of commercial products; however, InMed may be unable to obtain product liability insurance on commercially reasonable terms or in adequate amounts. Large judgments have been awarded in class action lawsuits based on drugs that had unanticipated side effects. The cost of any product liability litigation or other proceedings, even if resolved in InMed’s favor, could be substantial, particularly in light of the size of InMed’s business and financial resources. A product liability claim or series of claims brought against InMed could cause InMed’s share price to decline and, if InMed is unsuccessful in defending such a claim or claims and the resulting judgments exceed InMed’s insurance coverage, InMed’s financial condition, results of operations, business and prospects could be materially adversely affected.

Failure to protect InMed’s information technology infrastructure against cyber-based attacks, network security breaches, service interruptions, or data corruption could significantly disrupt InMed’s operations and adversely affect InMed’s business and operating results.

InMed relies on information technology, telephone networks and systems, including the internet, to process and transmit sensitive electronic information and to manage or support a variety of business processes and activities. InMed uses enterprise information technology systems to record, process and summarize financial information and results of operations for internal reporting purposes and to comply with regulatory, financial reporting, legal and tax requirements. Despite the implementation of security measures, InMed’s information technology systems, and those of InMed’s third-party contractors and consultants, are vulnerable to a cyber-attack, malicious intrusion, breakdown, destruction, loss of data privacy or other significant disruption. Any such successful attacks could result in the theft of intellectual property or other misappropriation of assets, or otherwise compromise InMed’s confidential or proprietary information and disrupt InMed’s operations. Cyber-attacks are becoming more sophisticated and frequent, and InMed’s systems could be the target of malware and other cyber-attacks. InMed has invested in InMed’s systems and the protection of InMed’s data to reduce the risk of an intrusion or interruption, and InMed monitors InMed’s systems on an ongoing basis for any current or potential threats. Nonetheless, InMed’s computer systems are subject to penetration and InMed’s data protection measures may not prevent unauthorized access. InMed can give no assurances that these measures and efforts will prevent interruptions or breakdowns. If InMed is unable to detect or prevent a security breach or cyber-attack or other disruption from occurring, then InMed could incur losses or damage to InMed’s data, or inappropriate disclosure of InMed’s confidential information or that of others; and InMed could sustain damage to InMed’s reputation, suffer disruptions to InMed’s research and development and incur increased operating costs including increased cybersecurity and other insurance premiums, costs to mitigate any damage caused and protect against future damage, and be exposed to additional regulatory scrutiny or penalties and to civil litigation and possible financial liability. For instance, the loss of preclinical or clinical data could result in delays in InMed’s development and regulatory filing efforts and significantly increase InMed’s costs.

Certain macroeconomic and geopolitical conditions, which are outside of InMed’s control, as well as the evolution of methods and techniques used by bad actors, may also make InMed more susceptible to a cybersecurity attack. For example, tensions between Russia and several western nations (and their respective allies) in connection with the Russia-Ukraine War could result in retaliatory actions being undertaken by supporters of Russia, including in the form of espionage, phishing campaigns and other forms of cyber-attacks. Moreover, pro-Russian ransomware cybercriminals and gangs have previously publicly threatened to augment their hacking efforts in response to the implementation of sanctions and other responsive actions taken by western countries (and their allies). Increasing costs associated with information security, such as increased investment in technology, the cost of compliance and costs resulting from consumer fraud could cause InMed’s business and results of operations to suffer materially. Likewise, within a few hours of the commencement of the Hamas-Israel conflict, activist hackers commenced cyberattacks against both Israeli and Palestinian websites, and in a short period, had targeted dozens of government websites and media outlets. Such cyber-intrusions included

Distributed Denial-of-Service (i.e., DDoS) attacks, attempts to overload websites with ‘junk’ traffic and ultimately bring down the site.

The methods and techniques used by cyber threat actors to gain entry into InMed’s network and access InMed’s computer systems, software and data will become more advanced with the use of artificial intelligence (“AI”) and may become increasingly difficult or impossible to detect and prevent. As these threats continue to evolve, InMed may be required to invest significant additional resources to modify and enhance InMed’s information security and controls or to investigate and remediate any security vulnerabilities. While InMed’s technology infrastructure is designed to safeguard and protect personal and business information, InMed has limited ability to monitor the implementation of similar safeguards by InMed’s vendors.

Any cyberattack, unauthorized intrusion, malicious software infiltration, network disruption, corruption of data, misuse or theft of private or other sensitive information, or inadvertent acts by InMed’s own employees, could result in the disclosure or misuse of confidential or proprietary information, which could have a material adverse effect on InMed’s business operations or that of InMed’s clients. If InMed experiences a significant data security breach, fails to detect and appropriately respond to a significant data security breach, or fails to comply with the various cybersecurity regulations, including the California Consumer Privacy Act and the California Privacy Rights Act in the United States, InMed could be exposed to government enforcement actions and private litigation. These losses may exceed InMed’s insurance coverage for such incidents. In addition, InMed’s employees and clients could lose confidence in InMed’s ability to protect their personal and proprietary information, which could cause them to terminate their relationships with InMed. Any loss of confidence arising from a significant data security breach could hurt InMed’s reputation, further damaging InMed’s business.

InMed’s failure to comply with data protection laws and regulations could lead to government enforcement actions and significant penalties against InMed, and adversely impact InMed’s operating results.

InMed is subject to various domestic and international data protection laws and regulations (i.e., laws and regulations that address privacy and data security). The legislative and regulatory landscape for data protection continues to evolve, and in recent years there has been an increasing focus on privacy and data security issues. Numerous laws, including data breach notification laws, health information privacy laws and consumer protection laws, govern the collection, use and disclosure of health-related and other personal information. In addition, InMed may obtain health information from third parties (e.g., healthcare providers who prescribe InMed’s products) that are subject to privacy and security requirements under HIPAA regulations.

EU member states, Australia and other countries have also adopted data protection laws and regulations, which impose significant compliance obligations. For example, the collection and use of personal data in the EU is governed by the provisions of the General Data Protection Regulation (“GDPR”). The GDPR and the national implementing legislation of the EU member states impose strict obligations and restrictions on the ability to collect, analyze and transfer personal data, including health data from clinical trials and adverse event reporting. In particular, these obligations and restrictions concern the consent of the individuals to whom the personal data relates, the information provided to the individuals, the rights of individuals to control personal data and the security and confidentiality of the personal data. The related UK GDPR and the UK Data Protection Act of 2018, which ensures that the United Kingdom has in effect the same high standards for data protection in place as under the GDPR, impose stringent operational requirements in the United Kingdom (including through restrictions on processing of personal data and cross-border transfers of personal data, and mandatory breach reporting to regulators and, under certain circumstances, to the individuals whose personal data was compromised in the breach). In addition, the Australian Privacy Act 1988 (Cth), and other laws in the states and territories in Australia where InMed conducts certain of InMed’s clinical trials, apply similar restrictions on InMed’s ability to collect, analyze and transfer medical records and other patient data.

Other new laws and regulations are rapidly coming into effect while existing legislation is quickly evolving. In the United States, the SEC adopted new rules requiring public companies to disclose information about a material cybersecurity incident, including any breach of personal data, within four business days of determining that it has experienced a material cybersecurity incident. Likewise, among other things, several privacy laws in the United States came into effect in 2023, including in California, Virginia, Colorado, Connecticut and Utah, and new state privacy laws that came into effect in 2024, including in Montana, Oregon and Texas, all of which give new data privacy rights to their respective residents and impose significant obligations on controllers and processors of consumer data.

There is additionally increasing U.S. and foreign activity in the regulation of AI, and other similar uses of technology. For example, in Europe, the Artificial Intelligence Act was passed, which imposes onerous and substantial obligations related to the use of AI-related systems. Additionally, several states and localities in the United States have enacted measures related to the use of AI and machine learning in products and services. Among other recent developments, in October 2023, the President of the United States issued an executive order on the Safe, Secure and Trustworthy Development and Use of AI, emphasizing the need for transparency, accountability and fairness in the development and use of AI tools, and AI is the subject of evolving review by various governmental and regulatory agencies, including the SEC and the Federal Trade Commission. Depending on how these AI laws and regulations are interpreted, and to the extent that InMed’s business practices, products and services utilize AI, InMed could be subject to, and need to comply with, such obligations. Moreover, InMed’s development and use of AI, and the uncertain regulatory environment, could result in reputational harm, liability or other material and adverse consequences to InMed’s financial condition and business operations. The introduction of AI technologies into new or existing products may also result in new or enhanced governmental or regulatory scrutiny, litigation, confidentiality or security risks, ethical concerns, or other complications that could adversely affect InMed’s business, reputation, or financial results. The intellectual property ownership and license rights, including copyright, surrounding AI technologies have not been fully addressed by courts or national or local laws or regulations, and the use or adoption of third-party AI technologies into InMed’s products and services may result in exposure to claims of copyright infringement or other intellectual property misappropriation. Uncertainty around new and emerging AI technologies, such as generative AI, may require additional investment in the development and maintenance of proprietary datasets and machine learning models, development of new approaches and processes to provide attribution or remuneration to creators of training data, and development of appropriate protections and safeguards for handling the use of customer data with AI technologies, which may be costly and could impact InMed’s expenses if InMed decides to expand generative AI into InMed’s product offerings. AI technologies, including generative AI, may create content that appears correct but is factually inaccurate or flawed. InMed’s customers or others may rely on or use this flawed content to their detriment, which may expose InMed to brand or reputational harm, competitive harm, and/or legal liability. The use of AI technologies presents emerging ethical and social issues, and if InMed enables or offers solutions that draw scrutiny or controversy due to their perceived or actual impact on customers or on society as a whole, InMed may experience brand or reputational harm, competitive harm, and/or legal liability. Existing privacy-related laws and regulations in the United States and other countries are evolving and are subject to potentially differing interpretations, and various U.S. federal and state or other international legislative and regulatory bodies may expand or enact laws regarding privacy and data security-related matters. Due to the fact that privacy and information security laws and regulations are subject to change from time to time, InMed’s compliance with them may result in cost increases due to necessary systems changes and the development of new processes. Any new or modified laws and regulations may require that InMed modify InMed’s data processing practices and policies, and incur substantial costs and expenses in an effort to comply with such laws and regulations. These laws are complex and there is no ubiquitous approach to maintaining compliance. Requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another or may conflict with other rules or InMed’s practices. If InMed fails to comply with any of these laws and regulations, InMed could be subjected to legal risk and other adverse effects to InMed’s business and operations.

A claim or series of claims brought against InMed alleging a failure to comply with these laws, or changes in the way in which these laws are implemented, could lead to government enforcement actions and significant penalties against InMed, and adversely impact InMed’s operating results and could cause InMed’s share price to decline and, if InMed is unsuccessful in defending such a claim or claims and the resulting judgments exceed

InMed’s insurance coverage, InMed’s financial condition, results of operations, business and prospects could be materially adversely affected.

InMed’s results of operations could be materially and adversely affected if InMed cannot keep pace with technological changes impacting the development of InMed’s products and implementation of InMed’s business needs, including with respect to automation and the use of AI.

InMed’s success depends on InMed’s ability to keep pace with rapid technological changes affecting the development of InMed’s products and implementation of InMed’s business needs. Emerging technological trends such as AI, machine learning and automation are impacting industries and business operations. If InMed does not sufficiently invest in new technology and industry developments, appropriately implement new technologies or evolve InMed’s business at sufficient speed and scale in response to such developments, or if InMed does not make the right strategic investments to respond to these developments, InMed’s products, results of operations and ability to develop and maintain InMed’s business could be negatively affected. InMed’s competitors or other third parties may incorporate AI technologies into their services, products and business more quickly or more successfully than InMed, which could impair InMed’s ability to compete effectively and materially and adversely affect InMed’s results of operations and financial condition.

Climate change may have an impact on InMed’s business.

While InMed seeks to mitigate InMed’s business-related risks associated with climate change, InMed recognizes that there are inherent climate-related risks wherever business is conducted. Any of InMed’s locations may be vulnerable to the adverse effects of climate change. Changing market dynamics, global policy developments, and the increasing frequency and impact of extreme weather events on critical infrastructure in the United States, Canada and elsewhere have the potential to disrupt InMed’s business, the business of InMed’s suppliers, and the business of InMed’s customers, and may cause InMed to experience higher attrition, losses and additional costs to maintain or resume operations. In particular, InMed relies on data centers to deliver InMed’s solutions, which consume significant amounts of energy. To the extent that energy prices increase as a result of carbon pricing or other measures, this could affect InMed’s cost structure.

InMed’s success depends on InMed’s ability to continue to innovate and create new products and enhancements to InMed’s existing products.

To keep pace with technological developments, satisfy increasingly sophisticated customer requirements and achieve market acceptance, InMed must enhance and improve existing products and continue to introduce new products and services. If InMed is unable to successfully develop new products, integrate acquired products or enhance and improve existing products or if InMed fails to position and/or price InMed’s products to meet market demand, InMed’s business and operating results will be adversely affected. Accelerated product introductions and short product life cycles require high levels of expenditures for research and development that could adversely affect InMed’s results of operations. Further, the introduction of new products could require long development and testing periods and may not be introduced in a timely manner or may not achieve the broad market acceptance necessary to generate significant revenue. Further, if a competitor develops a new, less expensive product using a different technological approach to delivering informational services over existing networks, InMed’s products would no longer be competitive. Conversely, even if InMed is successful in rapidly developing new products ahead of InMed’s competitors, if InMed does not cost-effectively manage InMed’s inventory levels of existing products when making the transition to new products, InMed’s financial results could be negatively affected by write-offs as a result of high levels of obsolete inventory. If any of the foregoing were to occur, InMed’s operating results could be materially and adversely impacted.

Risks Related to InMed’s Securities

The market prices for the InMed Common Shares are volatile and will fluctuate.

The trading price of the InMed Common Shares has been and could remain volatile, and the market price of the InMed Common Shares may decrease. The market price of the InMed Common Shares has historically experienced and may continue to experience significant volatility. The volatile nature of the InMed Common Shares price may cause investment losses for InMed’s shareholders. In addition, the market price of shares in small capitalization biotech companies is often driven by investor sentiment, expectation, and perception, all of which may be independent of fundamental, objective, and intrinsic valuation metrics or traditional financial performance metrics, thereby exacerbating volatility.

The market price for the InMed Common Shares is anticipated to be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond InMed’s control, including the following: (i) actual or anticipated fluctuations in InMed’s quarterly financial results; (ii) recommendations by securities research analysts; (iii) changes in the economic performance or market valuations of other issuers that investors deem comparable to ours; (iv) addition or departure of InMed’s executive officers or members of the InMed Board and other key personnel; (v) release or expiration of lock-up or other transfer restrictions on outstanding InMed Common Shares; (vi) sales or perceived sales of additional InMed Common Shares; (vii) liquidity of the InMed Common Shares; (viii) significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving InMed or InMed’s competitors; and (ix) news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in InMed’s industry or target markets. Financial markets often experience significant price and volume fluctuations that affect the market prices of equity securities of public entities and that are, in many cases, unrelated to the operating performance, underlying asset values or prospects of such entities. Accordingly, the market price of the InMed Common Shares may decline even if InMed’s operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. As well, certain institutional investors may base their investment decisions on consideration of InMed’s environmental, governance and social practices and performance against such institutions’ respective investment guidelines and criteria, and failure to meet such criteria may result in limited or no investment in the InMed Common Shares by those institutions, which could materially adversely affect the trading price of the InMed Common Shares. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue for a protracted period of time, InMed’s operations could be materially adversely impacted and the trading price of the InMed Common Shares may be materially adversely affected.

Raising additional capital may cause dilution to InMed’s existing shareholders, restrict InMed’s operations or require InMed to relinquish rights to InMed’s technologies or Product Candidates.

InMed will seek additional capital through a combination of private and public equity offerings, debt financings, strategic partnerships and alliances and licensing arrangements. To the extent that InMed raises additional capital through the sale of equity or convertible debt securities, existing ownership interests will be diluted and the terms of such financings may include liquidation or other preferences that adversely affect the rights of existing shareholders. Debt financings may be coupled with an equity component, such as warrants to purchase shares, which could also result in dilution of InMed’s existing shareholders’ ownership. The incurrence of indebtedness would result in increased fixed payment obligations and could also result in certain restrictive covenants, such as limitations on InMed’s ability to incur additional debt, limitations on InMed’s ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact InMed’s ability to conduct InMed’s business and may result in liens being placed on InMed’s assets and intellectual property. If InMed were to default on such indebtedness, InMed could lose such assets and intellectual property. If InMed raises additional funds through strategic partnerships and alliances and licensing arrangements with third parties, InMed may have to relinquish valuable rights to InMed’s Product Candidates or grant licenses on terms that are not favorable to InMed.

Future offerings of debt or equity securities may rank senior to InMed’s Common Shares.

If InMed decides to issue debt or equity securities in the future ranking senior to the InMed Common Shares or otherwise incur additional indebtedness, it is possible that these securities or indebtedness will be governed by an indenture or other instrument containing covenants restricting InMed’s operating flexibility and limiting InMed’s ability to pay dividends to shareholders. Additionally, any convertible or exchangeable securities that InMed issues in the future may have rights, preferences and privileges, including with respect to dividends, more favorable than those of the InMed Common Shares and may result in dilution to shareholders. Because InMed’s decision to issue debt or equity securities in any future offering or otherwise incur indebtedness will depend on market conditions and other factors beyond InMed’s control, InMed cannot predict or estimate the amount, timing or nature of InMed’s future offerings or financings, any of which could reduce the market price of the InMed Common Shares and dilute their value.

More generally, InMed’s level of indebtedness could have significant and adverse effects on InMed’s business. For example, InMed’s level of indebtedness and the terms of InMed’s debt agreements could: (i) make it more difficult for InMed to satisfy InMed’s financial obligations under InMed’s indebtedness and InMed’s contractual and commercial commitments and increase the risk that InMed may default on InMed’s debt obligations; (ii) prevent InMed from raising the funds necessary to repurchase notes tendered to InMed if InMed undergoes a change of control; (iii) require InMed to use a substantial portion of InMed’s cash flow from operations to pay interest and principal on InMed’s second amended and restated credit agreement and other debt, which would reduce the funds available for working capital, capital expenditures and other general corporate purposes; (iv) limit InMed’s ability to obtain additional financing for working capital, capital expenditures, acquisitions and other investments, or general corporate purposes, which may limit InMed’s ability to execute InMed’s business strategy; (v) limit InMed’s ability to refinance InMed’s current or future indebtedness on terms that are commercially reasonable, if at all; (vi) heighten InMed’s vulnerability to downturns in InMed’s business, InMed’s industry or in the general economy, and restrict InMed from exploiting business opportunities or making acquisitions; (vii) place InMed at a competitive disadvantage compared to those of InMed’s competitors that may have proportionately less debt; (viii) limit management’s discretion in operating InMed’s business; and (ix) limit InMed’s flexibility in planning for, or reacting to, changes in InMed’s business, the industry in which InMed operates or the general economy. Each of these factors may have a material and adverse effect on InMed’s financial condition and viability. InMed’s ability to satisfy InMed’s other debt obligations will depend on InMed’s future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors affecting InMed’s company and industry, many of which are beyond InMed’s control.

Future sales of InMed Common Shares by InMed’s officers, directors and affiliates may negatively impact the market price for InMed Common Shares.

Subject to compliance with applicable securities laws, InMed’s directors and officers and their affiliates may sell some or all of their InMed Common Shares in the future. No prediction can be made as to the effect, if any, such future sales of InMed Common Shares may have on the market price of the InMed Common Shares prevailing from time to time. However, the future sale of a substantial number of InMed Common Shares by InMed’s directors and officers and their affiliates, or the perception that such sales could occur, could adversely affect prevailing market prices for the InMed Common Shares.

InMed does not currently pay dividends on the InMed Common Shares and has no intention to pay dividends on the InMed Common Shares for the foreseeable future.

No dividends on the InMed Common Shares have been paid by InMed to date. InMed does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be at the discretion of the InMed Board, after taking into account a multitude of factors appropriate in the circumstances, including InMed’s operating results, financial condition and current and anticipated cash needs. In addition, the terms of any future debt or credit facility may preclude InMed from paying any dividends unless certain consents are obtained and certain conditions are met.

InMed is exposed to risks related to currency exchange rates.

InMed currently holds most of InMed’s cash, cash equivalents and short-term investments in U.S. dollars which is InMed’s functional currency. A portion of InMed’s current operations is conducted in Canadian dollars. Exchange rate fluctuations between other currencies and the U.S. dollar create risk in several ways, including the following:

•	weakening of the Canadian dollar may decrease the value of InMed’s Canadian dollar cash, cash equivalents and short-term investments;

•	weakening of the U.S. dollar may increase the cost of operations and products/services sourced in Canada;

•	the exchange rates on non-U.S. dollar transactions and cash deposits can distort InMed’s financial results; and

•	commercial product pricing and profit margins are affected by currency fluctuations.

If InMed fails to maintain an effective system of internal control over financial reporting in the future, InMed may not be able to accurately report InMed’s financial condition, results of operations or cash flows, which may adversely affect investor confidence in InMed and, as a result, the value of the InMed Common Shares.

InMed will be required, under Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of InMed’s internal control over financial reporting. This assessment includes disclosure of any material weaknesses identified by InMed’s management in InMed’s internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting that results in more than a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. Section 404 of the Sarbanes-Oxley Act also generally requires an attestation from InMed’s independent registered public accounting firm on the effectiveness of InMed’s internal control over financial reporting. However, for so long as InMed qualifies as a “smaller reporting company” that is also a non-accelerated filer, InMed will be exempt from this auditor attestation requirement. If InMed is unable to take advantage of these exemptions—for example, if the market value of the InMed Common Shares held by non-affiliates or InMed’s annual revenues exceed the applicable thresholds—InMed would become subject to the auditor attestation requirement of Section 404(b).

InMed’s compliance with Section 404 will require that InMed incur substantial accounting expense and expend significant management efforts. InMed may not be able to complete InMed’s evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if InMed identifies one or more material weaknesses in InMed’s internal control over financial reporting, InMed will be unable to assert that InMed’s internal control over financial reporting is effective. InMed cannot assure you that there will not be material weaknesses or significant deficiencies in InMed’s internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit InMed’s ability to accurately report InMed’s financial condition, results of operations or cash flows. This may expose InMed, including individual executives, to potential liability which could significantly affect InMed’s business. If InMed is unable to conclude that InMed’s internal control over financial reporting is effective, or if InMed’s independent registered public accounting firm determines InMed has a material weakness in InMed’s internal control over financial reporting once that firm begins its audits of internal control over financial reporting, InMed could lose investor confidence in the accuracy and completeness of InMed’s financial reports, the market price of the InMed Common Shares could decline, and InMed could be subject to sanctions or investigations by Nasdaq, the SEC, or other regulatory authorities. Failure to remedy any material weakness in InMed’s internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict InMed’s future access to the capital markets.

InMed’s disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

InMed’s disclosure controls and procedures are designed to reasonably assure that information required to be disclosed by InMed in reports InMed files or submits under the Exchange Act is accumulated and communicated to management, recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. InMed believes that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in InMed’s control system, misstatements or insufficient disclosures due to error or fraud may occur and not be detected.

Deficiencies in disclosure controls and procedures and internal control over financial reporting could result in a material misstatement in InMed’s financial statements.

InMed could be adversely affected if there are deficiencies in InMed’s disclosure controls and procedures or in InMed’s internal controls over financial reporting. The design and effectiveness of InMed’s disclosure controls and procedures and InMed’s internal controls over financial reporting may not prevent all errors, misstatements or misrepresentations. Consistent with other entities in similar stages of development, InMed has a limited number of employees currently in the accounting group, limiting InMed’s ability to provide for segregation of duties and secondary review. A lack of resources in the accounting group could lead to material misstatements resulting from undetected errors occurring from an individual performing primarily all areas of accounting with limited secondary review. Deficiencies in internal controls over financial reporting which may occur could result in material misstatements of InMed’s results of operations, restatements of financial statements, other required remediations, a decline in the price of the InMed Common Shares, or otherwise materially adversely affect InMed’s business, reputation, results of operations, financial condition or liquidity.

InMed has incurred, and will continue to incur, increased costs as a result of operating as a public company, and InMed’s management has been required, and will continue to be required, to devote substantial time to new compliance initiatives.

As a public company, InMed has incurred and is continuing to incur significant legal, accounting and other expenses and these expenses may increase even more in the future. InMed is subject to the reporting requirements of the Exchange Act and the rules adopted, and to be adopted, by the SEC. InMed’s management and other personnel devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations have substantially increased InMed’s legal and financial compliance costs and made some activities more time-consuming and costly. The increased costs have increased InMed’s net loss. These rules and regulations may make it more difficult and more expensive for InMed to maintain sufficient directors’ and officers’ liability insurance coverage. InMed cannot predict or estimate the amount or timing of additional costs InMed may continue to incur to respond to these requirements. The ongoing impact of these requirements could also make it more difficult for InMed to attract and retain qualified persons to serve on the InMed Board, the InMed Board committees or as executive officers.

Future sales and issuances of the InMed Common Shares or rights to purchase InMed Common Shares pursuant to InMed’s equity incentive plan could result in additional dilution of the percentage ownership of InMed’s shareholders and may cause InMed’s share price to fall.

InMed expects that significant additional capital will be needed in the future to continue InMed’s planned operations. To raise capital, InMed may sell substantial amounts of InMed Common Shares or securities convertible into or exchangeable for InMed Common Shares. These future issuances of InMed Common Shares or InMed Common Share-related securities to purchase InMed Common Shares, together with the exercise of outstanding options and any additional shares issued in connection with acquisitions, if any, may result in material dilution to InMed’s investors. Such sales may also result in material dilution to InMed’s existing shareholders, and new investors could gain rights, preferences and privileges senior to those of holders of InMed Common Shares.

Pursuant to InMed’s 2017 Amended and Restated Stock Option Plan, and as amended at InMed’s Annual General Meeting in November 2020, InMed’s compensation committee is authorized to grant equity-based incentive awards in the form of options to purchase InMed Common Shares to InMed’s directors, executive officers and other employees and service providers. As of June 30, 2026, there were 216,823 options available for future allocation pursuant to the 20% of the issued and outstanding shares allowed to be issued according to the terms of the 2017 Amended and Restated Stock Option Plan. Future equity incentive grants under InMed’s stock option plan may result in material dilution to InMed’s shareholders and may have an adverse effect on the market price of the InMed Common Shares.

Provisions in InMed’s corporate charter documents and certain Canadian laws could delay or deter a change of control.

Provisions in InMed’s notice of articles and articles, as well as certain provisions under the BCBCA and applicable Canadian securities laws, may discourage, delay or prevent a merger, acquisition, tender offer or other change in control of InMed that some shareholders may consider favorable. In addition, because the InMed Board is responsible for appointing the members of InMed’s management team, these provisions may frustrate or prevent any attempts by InMed’s shareholders to replace or remove InMed’s current management by making it more difficult for shareholders to replace members of the InMed Board. As well, InMed’s preferred shares are available for issuance from time to time at the discretion of the InMed Board, without shareholder approval. InMed’s articles allow the InMed Board, without shareholder approval, to determine the special rights to be attached to InMed’s preferred shares, and such rights may be superior to those of the InMed Common Shares.

In addition, limitations on the ability to acquire and hold the InMed Common Shares may be imposed by the Competition Act (Canada) in Canada. This legislation permits the Commissioner of Competition of Canada (the “Commissioner”) to review any acquisition of a significant interest in InMed. This legislation grants the Commissioner jurisdiction to challenge such an acquisition before the Canadian Competition Tribunal if the Commissioner believes that it would, or would be likely to, result in a substantial lessening or prevention of competition in any market in Canada. The Investment Canada Act (Canada) subjects an acquisition of control of a company by a non-Canadian to government review if InMed’s enterprise value, as calculated pursuant to the legislation, exceeds a threshold amount. A reviewable acquisition may not proceed unless the relevant minister is satisfied that the investment is likely to result in a net benefit to Canada. Any of the foregoing could prevent or delay a change of control and may deprive or limit strategic opportunities for InMed’s shareholders to sell their InMed Common Shares.

If securities or industry analysts publish inaccurate or unfavorable research about InMed’s business, InMed’s share price and trading volume may decline.

The trading market for the InMed Common Shares depends in part on the research and reports that securities or industry analysts publish about InMed or InMed’s business. If one or more of the analysts who cover InMed downgrade InMed’s shares or publish inaccurate or unfavorable research about InMed’s business, InMed’s share price may decline. If one or more of these analysts cease coverage of the Company or fail to publish reports on InMed regularly, demand for the InMed Common Shares may decrease, which may cause InMed’s share price and trading volume to decline.

InMed is incorporated in Canada, with InMed’s assets and officers primarily located in Canada, with the result that it may be difficult for investors to enforce judgments obtained against InMed or some of InMed’s officers.

InMed is a company organized and existing under the laws of British Columbia, Canada. Many of InMed’s directors and officers are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a substantial portion of InMed’s assets, are located outside the United States. It may be difficult for holders of InMed Common Shares who reside in the United States to effect service within the United States upon those directors and officers who are not residents of the United States. It may also be difficult for holders of securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon InMed’s civil liability and the civil liability of InMed’s directors and officers under the U.S. federal securities laws. InMed’s Canadian counsel has advised InMed that there is doubt as to the enforceability in Canada against InMed or against InMed’s directors and officers who are not residents of the United States, in original actions or in actions for enforcement of judgments of courts of the United States, of liabilities predicated solely upon U.S. federal or state securities laws.

Conversely, some of InMed’s directors and officers reside outside Canada and some of InMed’s assets are also located outside Canada. Therefore, it may not be possible for you to enforce in Canada against InMed’s assets or those directors and officers residing outside Canada, judgments obtained in Canadian courts based upon the civil liability provisions of the Canadian securities laws or other laws of Canada.

Risks Related to InMed’s Financial Position and Capital Needs

InMed’s operating losses have raised substantial doubt regarding InMed’s ability to continue as a going concern.

InMed’s operating losses raise substantial doubt about InMed’s ability to continue as a going concern. As a result, InMed’s independent registered public accounting firm included an explanatory paragraph in its report on InMed’s financial statements as of and for the years ended June 30, 2025 and June 30, 2024 with respect to this uncertainty. The perception of InMed’s ability to continue as a going concern may make it more difficult for InMed to obtain financing for the continuation of InMed’s operations and could result in the loss of confidence by investors, suppliers and employees.

InMed has incurred significant losses since InMed’s inception and anticipates that InMed will continue to incur losses in the future.

Since InMed’s inception as a pharmaceutical company in October 2014, InMed has devoted substantially all of InMed’s resources to the development of InMed’s proprietary Product Candidates. InMed has generated significant operating losses since InMed’s inception with an accumulated deficit to June 30, 2025 of approximately $118.0 million. InMed’s net loss for the fiscal years ended June 30, 2025 and 2024 was approximately $8.2 million and $7.7 million, respectively. Substantially all of InMed’s losses have resulted from expenses incurred in connection with InMed’s research and development programs and from general and administrative costs associated with InMed’s operations.

InMed expects to continue to incur significant expenses and operating losses for the foreseeable future. InMed anticipates these losses will increase as InMed continues the research and development of, and clinical trials for, InMed’s Product Candidates. In addition to budgeted expenses, InMed may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect InMed’s business. If InMed’s Product Candidates fail in preclinical or clinical trials, or do not gain regulatory approval, or even if approved, fail to achieve market acceptance, InMed may never become profitable. Even if InMed achieves profitability in the future, InMed may not be able to sustain profitability in subsequent periods.

Due to InMed’s limited operating history and history of losses, any predictions about InMed’s future success, performance or viability may not be accurate.

InMed will require additional capital to fund InMed’s operations and if InMed fails to obtain necessary financing, InMed will not be able to complete the development and commercialization of InMed’s Product Candidates.

InMed’s operations have consumed substantial amounts of cash since inception. InMed expects to continue to spend substantial and increasing amounts to conduct further research and development, preclinical testing and clinical trials of InMed’s Product Candidates, to seek regulatory approvals and reimbursement for InMed’s Product Candidates and to launch and commercialize any Product Candidates for which InMed receives regulatory approval.

As of June 30, 2025, InMed had approximately $11.1 million in cash, cash equivalents and short-term investments, which, InMed currently estimates funds InMed’s operations into the fourth quarter of calendar 2026 (being the second fiscal quarter of 2027), depending on the level and timing of realizing revenues from the sale of BayMedica inventory as well as the level and timing of InMed’s operating expenses. InMed’s ability to develop InMed’s research and development programs is subject to accessing additional capital, including through the sale of equity, partnership revenues, and out-licensing activities. There is no assurance that InMed will be successful in these efforts.

The progress of InMed’s Product Candidates for both current and prospective target indication(s) is uncertain because it is difficult to predict InMed’s spending for InMed’s Product Candidates up to the time that InMed seeks FDA approval due to numerous factors, including, without limitation, the rate of progress of clinical trials, the results of preclinical studies and clinical trials for such indication, the costs and timing of seeking and obtaining FDA and other regulatory approvals for clinical trials and FDA guidance regarding clinical trials for such indication. Moreover, changing circumstances may cause InMed to expend cash significantly faster than InMed currently anticipates, and InMed may need to spend more cash than currently expected because of circumstances beyond

InMed’s control. For these reasons, InMed is unable to state unequivocally the actual funds InMed will require for development and any approved marketing and commercialization activities. InMed’s future funding requirements, both near and long-term, will depend on many factors, including, but not limited to:

•	the initiation, progress, timing, costs and results of preclinical studies and clinical trials for InMed’s Product Candidates;

•	any change in the clinical development plans or target indications for these Product Candidates;

•	the number and characteristics of Product Candidates that InMed develops or may in-license;

•	the terms of any collaboration agreements InMed may choose to execute;

•	the outcome, timing and cost of meeting regulatory requirements established by the DEA, the FDA, the EMA, HC or other comparable foreign regulatory authorities;

•	the cost of filing, prosecuting, defending and enforcing InMed’s patent claims and other intellectual property rights;

•	the cost of defending intellectual property disputes, including patent infringement actions brought by third parties against InMed;

•	the effect of competing product and market developments;

•	the costs and timing of the implementation of commercial scale manufacturing activities; and

•

the cost of establishing, or outsourcing, sales, marketing and distribution capabilities for any Product Candidates for which InMed may receive regulatory approval in regions where InMed chooses to commercialize InMed’s products on InMed’s own.

InMed cannot be certain that additional funding will be available on acceptable terms, or at all. If InMed is unable to raise additional capital in sufficient amounts or on terms acceptable to InMed, InMed may have to significantly delay, scale back or discontinue the development or commercialization of one or more of InMed’s Product Candidates or one or more of InMed’s other research and development initiatives.

Any doubt about InMed’s ability to continue as a going concern may materially and adversely affect the price of the InMed Common Shares, and it may be more difficult for InMed to obtain financing. Any doubt about InMed’s ability to continue as a going concern may also adversely affect InMed’s relationships with current and future collaborators, contract manufacturers and investors, who may become concerned about InMed’s ability to meet InMed’s ongoing financial obligations. If potential collaborators decline to do business with InMed or potential investors decline to participate in any future financings due to such concerns, InMed’s ability to increase InMed’s financial resources may be limited. InMed has prepared InMed’s financial statements on a going concern basis, which assumes that InMed will be able to meet InMed’s commitments, realize InMed’s assets and discharge InMed’s liabilities in the normal course of business. InMed’s consolidated financial statements do not include any adjustment to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

InMed may have difficulties identifying, successfully completing or integrating acquisitions, or maintaining or growing InMed’s acquired businesses.

InMed remains committed to InMed’s growth strategy of organically growing InMed’s strategic portions of InMed’s business while assessing strategic acquisitions, dispositions, partnerships and other strategic transactions. While InMed believes InMed has the experience required to execute this strategy, InMed does not have control over the market conditions prevailing or likely to prevail in the future, which may impact the ability to execute this strategy. There can be no assurances that InMed will be able to identify suitable acquisition candidates available for sale at reasonable valuations, consummate any acquisition or successfully integrate any acquired business into InMed’s operations. Moreover, there can be no assurance that InMed will be able to access further financial resources for other suitable acquisition opportunities that may become available to InMed. InMed has and will likely continue to have competition for acquisition opportunities from other parties including those that have greater financial resources or are willing to pay higher valuation multiples. To the extent InMed were to pursue or engage in any transactions, including acquisitions and dispositions, there is no guarantee that such transactions will be successful or, even if consummated, improve InMed’s operating results and financial condition. InMed may incur costs, breakage fees or other expenses in connection with any such transactions, and any such transactions may ultimately have a material adverse effect on InMed’s operating results. Acquisitions involve significant risks and uncertainties, including, but not limited to, the following:

•	unanticipated costs and liabilities;

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difficulties in marketing and integrating new products, software, businesses, operations and technology infrastructure in an efficient, effective and secure manner, including the integration of businesses where a portion or all of the business is in an adjacent industry;

•	the inability to achieve synergy and cost reduction targets assumed at the time of acquisition;

•	difficulties in maintaining customer and key supplier relations, including changing contract manufacturers as a result of lower volumes of business;

•	the potential loss of key employees of the acquired businesses, including as a result of cultural differences between the acquired company and InMed’s own;

•	the diversion of the attention of InMed’s senior management from the operation of InMed’s daily business;

•	the potential adverse effect on InMed’s net debt and liquidity position as a result of all or a portion of an acquisition purchase price being paid in cash;

•	the potential significant increase of InMed’s interest expense, leverage and debt service requirements if InMed incurs debt to pay for an acquisition;

•	the potential issuance of securities that would dilute InMed’s shareholders’ percentage ownership;

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the potential to incur restructuring and other related expenses, including significant transaction costs that may be incurred regardless of whether a potential strategic acquisition or investment is completed;

•	use of resources that are needed in other areas of InMed’s business;

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the inability to maintain uniform standards, controls, policies and procedures, including the inability to establish and maintain adequate internal controls over financial reporting, and remediate, in whole or in part, any material weaknesses or significant deficiencies identified with respect to internal controls over financial reporting;

•	difficulties in entering markets in which InMed has no or limited direct prior experience and where competitors in such markets have stronger market positions;

•	difficulties in securing required regulatory approvals or otherwise satisfying closing conditions for a proposed transaction in a timely manner, or at all;

•	potential impairment charges on higher levels of goodwill (as applicable) and intangible assets as a result of impairment testing performed on a regular basis;

•	higher amortization expenses related to acquired definite-lived intangible assets; and

•	becoming subject to intellectual property or other litigation.

InMed currently has limited commercial revenue and may never become profitable.

InMed’s ability to generate revenue and become profitable depends upon InMed’s ability to obtain regulatory approval for, and successfully commercialize, InMed’s Product Candidates that InMed may develop, in-license or acquire in the future.

Even if InMed is able to successfully achieve regulatory approval for these Product Candidates, InMed does not know what the reimbursement status of InMed’s Product Candidates will be or when any of these products will generate revenue for InMed, if at all. InMed has not generated, and does not expect to generate, any revenue from Product Candidates for the foreseeable future, and InMed expects to continue to incur significant operating losses for the foreseeable future due to the cost of research and development, preclinical studies and clinical trials and the regulatory approval process for InMed’s Product Candidates. The number of future losses is uncertain and will depend, in part, on the rate of growth of InMed’s expenses.

InMed’s ability to generate revenue and become profitable depends upon a number of additional factors, including InMed’s ability to:

•	successfully complete development activities, including the remaining preclinical studies and ongoing and planned clinical trials for InMed’s Product Candidates;

•	in-license or acquire in the future, Product Candidates and other potential lines of business that InMed may develop;

•	complete and submit NDAs to the FDA and MAAs to the EMA, and obtain regulatory approval for indications for which there is a commercial market;

•	complete and submit applications to, and obtain regulatory approval from, other foreign regulatory authorities;

•	manufacture any approved products in commercial quantities and on commercially reasonable terms;

•	develop a commercial organization, or find suitable partners, to market, sell and distribute approved products in the markets in which InMed has retained commercialization rights;

•	achieve acceptance among patients, clinicians and advocacy groups for any products InMed develops;

•	obtain coverage and adequate reimbursement from third parties, including government payors; and

•	set a commercially viable price for any products for which InMed may receive approval.

InMed is unable to predict the timing or amount of increased expenses, or when or if InMed will be able to achieve or maintain profitability. Even if InMed is able to complete the processes described above, InMed anticipates incurring significant costs associated with commercializing InMed’s Product Candidates.

Changes in tax laws and unanticipated tax liabilities could adversely affect InMed’s effective income tax rate and ability to achieve profitability.

InMed is subject to income taxes in the United States and Canada. As InMed’s operations expand, InMed may become subject to income tax in jurisdictions outside of the United States and Canada. InMed’s effective income tax rate in the future could be adversely affected by a number of factors including changes in the mix of earnings (losses) in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities and changes in tax laws. InMed regularly assesses all of these matters to determine the adequacy of InMed’s tax provision which is subject to discretion. If InMed’s assessments are incorrect, it could have an adverse effect on InMed’s business and financial condition. There can be no assurance that income tax laws and administrative policies with respect to the income tax consequences generally applicable to InMed or to InMed’s subsidiaries will not be changed in a manner which adversely affects InMed’s shareholders.

InMed’s inability to use InMed’s net operating loss carryforwards and other tax attributes.

As of June 30, 2025, InMed had net operating loss (“NOL”) carryforwards of approximately $97.3 million available to offset future taxable income in Canada and the United States. In particular, as of June 30, 2025, InMed had non-capital loss carry-forwards of approximately $89.2 million available to offset future taxable income in Canada. As of June 30, 2025, InMed had U.S. Federal net operating losses of $5.4 million and state net operating losses of $2.7 million. These NOL carryforwards begin to expire in 2026. InMed’s Canadian NOL carryforwards will likely become unusable following the Nevada Redomestication and the proposed monetization of the inMed Legacy Assets.

Changes to accounting standards may adversely impact the manner in which InMed reports InMed’s financial position and operating results.

There are ongoing projects conducted by the Financial Accounting Standards Board in the United States that are expected to result in new pronouncements that continue to evolve, which could adversely impact the manner in which InMed reports InMed’s financial position and operating results.

Natural disasters, public health crises, political crises, or other catastrophic events may adversely affect InMed’s business affairs, results of operations, financial condition, liquidity, availability of credit and foreign exchange exposure.

Changes in the global economic environment have created market uncertainty and volatility in recent years. The market and demand for pharmaceutical products have in recent years been adversely affected by global economic uncertainty, reduced confidence in financial markets, the COVID-19 pandemic, including any resurgence thereof, bank failures and credit availability concerns. These macro-economic events negatively affected the pharmaceutical and biotechnology sectors in general. Global financial conditions remain subject to sudden and rapid destabilizations in response to economic shocks. A slowdown in the financial markets or other economic conditions, including but not limited to reduced consumer spending, decreased employment rates, adverse business conditions, high inflation, high fuel and energy costs, high consumer debt levels, a lack of available credit, the state of turmoil in the financial markets, high interest rates and/or tax rates, may adversely affect InMed’s growth and profitability. Future economic shocks may be precipitated by a number of causes, including the slowdown in the Chinese economy, a rise in the price of oil and other commodities, climate change disasters, geopolitical instability, including as a direct or indirect result of the Russia-Ukraine War and the ongoing Israel-Hamas conflict, further wars or acts of terrorism, the devaluation and volatility of global stock markets and natural disasters. Any sudden or rapid destabilization of global economic conditions could impact InMed’s ability to obtain equity or debt financing in the future on terms favorable to InMed or at all. In such an event, InMed’s operations and financial condition could be adversely impacted.

InMed assesses on a quarterly basis the carrying values of InMed’s assets. Should market conditions worsen and persist in a worsened state for a prolonged period of time, an assessment of InMed’s assets for impairment may be required.

The ongoing Russia-Ukraine War and the Israel-Hamas conflict, including the actual or perceived threat of an exacerbation of such conflicts, could have a material and adverse effect on InMed’s business, operations and financial condition.

Russia’s invasion of Ukraine in February 2022 has caused, and could continue to cause, increased volatility across the global financial markets, increased inflation, and turbulence in the markets in which InMed operates. In response to actions undertaken by Russia in Ukraine, several countries (including Canada, the United States and other western governments) have imposed stringent economic sanctions and export control measures, and may impose additional sanctions or export control measures in the near-term, which have included severe and complete restrictions on exports and other commerce and business dealings involving Russia, certain regions of Ukraine, Belarus and/or particular entities and individuals.

Likewise, the recent and ongoing conflict in the Middle East has impacted and could continue to impact the global economy for the foreseeable future, and is threatening to spread, and may in the future spread, into other Middle Eastern countries. The conflicts have caused, and could intensify, volatility in market prices, and the extent and duration of the military actions, sanctions and resulting market disruptions could be significant and could potentially have a substantial negative impact on geopolitical stability and on InMed’s business for an unknown period of time.

In addition, any further changes in regulations or shifts in political conditions are beyond InMed’s control and may materially and adversely affect InMed’s business, or if significant enough, may significantly impede InMed’s ability to transact in certain countries. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls and foreign exchange restrictions.

While InMed does not have any direct significant exposure or connection to Russia, Ukraine, Belarus or the Middle East at large, it is uncertain as to how such events and any related economic sanctions could impact the global economy. Any negative developments in respect thereof could have a material and adverse effect on InMed’s business, operations, financial condition, and the value of InMed’s securities.

High rates of global inflation, the occurrence of a recession and higher interest rates could have a material and adverse impact on InMed’s business, results of operations and financial condition.

InMed’s business and financial condition have been, and InMed believes will continue to be, impacted by adverse and uncertain macroeconomic conditions, including inflation, interest rates, fluctuations or volatility in capital markets or foreign currency exchange rates, the threat of new or increased tariffs, escalating trade tensions and changes in trade agreements, and geopolitical events around the world, such as the impact from recent U.S. tariff activity as well as ongoing conflicts between Russia and Ukraine and in the Middle East. In recent years, the global markets experienced higher rates of inflation as a result of several market factors, including in the form of increased costs pertaining to labor, materials and overhead. Inflation rates in the U.S. significantly increased in recent years resulting in action by the U.S. federal government to increase interest rates, adversely affecting capital markets activity. Interest rates are sensitive to factors that are beyond InMed’s control, including domestic and international economic conditions, including inflation, and the policies of various governmental and regulatory agencies, including the Federal Reserve Board in the United States (the “Federal Reserve”). Interest rates may remain at current levels for the near-term, and this new interest rate environment could materially and adversely affect InMed’s business, the counterparties with which InMed interacts and the global economy at large.

While InMed experienced increases in the cost of labor and materials, InMed believes that InMed’s financial condition and results of operations have thus far not been materially impacted by inflationary pressures. However, to the extent the current rates of inflation and shifts in fiscal and monetary policy result in prolonged and slower growth or a recession, it could have a material and adverse effect on the demand for InMed’s products and services and, in the process, InMed’s business, results of operations and financial condition as a whole, including with respect to InMed’s ability to maintain current levels of gross margin and general and administrative expenses as a percentage of total revenue. Moreover, in the event that a global recession were to occur, it could adversely impact the critical counterparties that InMed engages, including in the form of a decrease in the products and services they seek to obtain from InMed. Relatively high interest rates will increase cost of capital and the cost of borrowings for any other corporate purpose. As a result, if InMed needs or seeks significant borrowings and interest rates remain elevated or increase, the cost of such borrowing to InMed could be significant, which may have a significant adverse impact on InMed’s financial condition and results of operations. InMed continues to monitor InMed’s operations and will seek to take appropriate actions to mitigate the potential impact of heightened inflation on InMed’s business. Nevertheless, there can be no assurances that InMed will be successful in doing so, if at all.

Material and adverse developments impacting the financial services industry at large, including the occurrence of actual (or widespread concerns regarding the potential occurrence of) defaults, illiquidity, operational failures and non-performance by financial institutions and critical counterparties, could have a material and adverse effect on InMed’s business, financial condition and results of operations.

The occurrence of actual (or widespread concerns regarding the potential occurrence of) illiquidity, operational failures, defaults, non-performance or other material and adverse developments that impact financial institutions and transactional counterparties, or other entities within the financial services industry at large, have previously caused, and could continue to cause, market-wide liquidity issues, bank-runs and general contagion across the global financial industry. For example, on March 10, 2023, Silicon Valley Bank (“SVB”) was closed by the California Department of Financial Protection and Innovation and the Federal Deposit Insurance Corporation (the “FDIC”) was subsequently appointed as a receiver. Similarly, on March 12, 2023, Signature Bank and Silvergate Capital Corp. were each placed into receivership. While the U.S. Federal Reserve Board, the FDIC and the U.S. Department of Treasury collectively agreed to guarantee all deposits, above and beyond the limit on insured deposits of $250,000 at these financial institutions, there can be no assurance that there will not be additional bank failures or issues in the broader financial system. Likewise, there is no guarantee that any of the U.S. Department of Treasury, the FDIC or the Federal Reserve Board will provide access to any additional uninsured funds in the future in the event of the closure or failure of any other banks or financial institutions, or that they would do so promptly or in a timely fashion. Additionally, substantial and rapid increases in interest rates and inflation have led to a decline in the trading value of previously issued government securities with interest rates below current market interest rates. While the U.S. Department of Treasury, Federal Reserve and the FDIC have announced a program to provide up to $25 billion of loans to financial institutions secured by certain of such government securities held by financial institutions to mitigate the risk of potential losses on the sale of such instruments, the liquidity needs of financial institutions, including as a result of widespread demands for customer withdrawals, may exceed the capacity of such program. Furthermore, InMed and other parties with whom InMed conducts business and engages commercially may be unable to access critical funds in deposit accounts or other accounts held with a closed or failing financial institution or pursuant to lending arrangements with such financial institutions. Accordingly, in such instance, InMed’s ability to pay InMed’s obligations, and any of InMed’s counterparties’ ability to pay their respective obligations, or enter into new commercial arrangements requiring additional payments, could be materially and adversely affected.

Risks Related to InMed’s Intellectual Property

InMed’s success is largely dependent upon InMed’s patents, proprietary technology, and other intellectual property.

InMed’s success will depend, in part, on InMed’s ability to obtain patents, protect InMed’s trade secrets and operate without infringing on the proprietary rights of others. Patents and other proprietary rights are essential to InMed’s business. InMed relies on trade secret, patent, copyright and trademark laws, and confidentiality and other agreements with employees and third parties, all of which offer only limited protection. InMed’s general policy has been to file patent applications to protect InMed’s inventions and improvements to InMed’s inventions that are considered important to the development of InMed’s business. In certain cases, InMed has chosen to protect InMed’s intellectual property by treating it as confidential internal know-how. InMed’s success will depend in part on InMed’s ability to obtain patents, defend patents, maintain internal know-how/trade secret protection and operate without infringing on the proprietary rights of others. Interpretation and evaluation of pharmaceutical patent claims present complex legal and factual questions. Further, patent protection may not be available for some of the products or technology InMed is developing. If InMed is placed in a position where InMed must spend significant time and money defending or enforcing InMed’s patents, designing around patents held by others or licensing patents or other proprietary rights held by others, InMed’s business, results of operations and financial condition may be harmed. In seeking to protect InMed’s inventions using patents it is important to note that InMed has no assurance that:

•	patent applications will result in the issuance of patents;

•	additional proprietary products developed will be patentable;

•	patents issued will provide adequate protection or any competitive advantages;

•	patents issued will not be successfully challenged by third parties;

•	commercial exploitation of InMed’s inventions does not infringe the patents or intellectual property of others; or

•	InMed will be able to obtain any extensions of the patent term.

A number of pharmaceutical, biotechnology and medical device companies and research and academic institutions have developed technologies, filed patent applications or received patents on various technologies that may be related to InMed’s business. Some of these technologies, applications or patents could limit the scope of the patents, if any, that InMed may be able to obtain. It is also possible that these technologies, applications or patents may preclude InMed from obtaining patent protection for InMed’s inventions. Further, there may be uncertainty as to whether InMed may be able to successfully defend any challenge to InMed’s patent portfolio. Moreover, InMed may have to participate in derivation proceedings, inter partes review proceedings, post-grant review proceedings, or opposition proceedings in the various jurisdictions around the world. An unfavorable outcome in a derivation proceeding, an inter partes review proceeding, a post-grant review proceeding, or an opposition proceeding could preclude InMed or InMed’s collaborators or licensees from making, using or selling products using the technology, or require InMed to obtain license rights from third parties. It is not known whether any prevailing party would offer a license on commercially acceptable terms, if at all. Further, any such license could require the expenditure of substantial time and resources and could harm InMed’s business. If such licenses are not available, InMed could encounter delays or prohibition of the development or introduction of InMed’s product. In the case of intellectual property where InMed has chosen to protect it by treating it as internal know-how, there can be no assurance that others with greater expertise or access to greater resources do not develop similar or superior technology that impairs the competitive value of InMed’s internal know-how. Moreover, a number of aspects of intellectual property protection in the field of AI are currently under development, and there is uncertainty and ongoing litigation in different jurisdictions as to the degree and extent of protection warranted for AI and machine learning systems, as well as relevant system input and outputs. If InMed fails to obtain protection for the intellectual property rights concerning InMed’s AI technologies, or later has InMed’s intellectual property rights invalidated or otherwise diminished, InMed’s competitors may be able to take advantage of InMed’s research and development efforts to develop competing products, and InMed’s business, financial condition and operations could be materially and adversely impacted.

Obtaining and maintaining InMed’s patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and InMed’s patent protection could be reduced or eliminated for non-compliance with these requirements.

The U.S. Patent and Trademark Office (“PTO”) and various foreign national or international patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. Periodic maintenance fees on any issued patent are due to be paid to the PTO and various foreign national or international patent agencies in several stages over the lifetime of the patent. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of patent rights include, but are not limited to, failure to timely file national and regional stage patent applications based on InMed’s international patent application, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If InMed fails to maintain the patents and patent applications covering InMed’s Product Candidates, InMed’s competitors might be able to enter the market, which would have a material adverse effect on InMed’s business.

InMed may become subject to claims by third parties asserting that InMed or InMed’s employees have misappropriated their intellectual property or claiming ownership of what InMed regards as InMed’s own intellectual property.

InMed’s commercial success depends upon InMed’s ability to develop, manufacture, market and sell InMed’s Product Candidates, and to use InMed’s related proprietary technologies without violating the intellectual property rights of others. InMed may become party to, or threatened with, future adversarial proceedings or litigation regarding intellectual property rights with respect to InMed’s Product Candidates, including interference or derivation proceedings before the PTO or other international patent offices. Third parties may assert infringement claims against InMed based on existing patents or patents that may be granted in the future. If InMed is found to infringe a third party’s intellectual property rights, InMed could be required to obtain a license from such third party to continue commercializing InMed’s Product Candidates. However, InMed may not be able to obtain any required license on commercially reasonable terms or at all. Under certain circumstances, InMed could be forced, including by court order, to cease commercializing the applicable product candidate. In addition, in any such proceeding or litigation, InMed could be found liable for monetary damages. A finding of infringement could prevent InMed from commercializing InMed’s Product Candidates or force InMed to cease some of InMed’s business operations, which could materially harm InMed’s business. Any claims by third parties that InMed has misappropriated their confidential information or trade secrets could have a similar negative impact on InMed’s business. While InMed’s preclinical studies are ongoing, InMed believes that the use of InMed’s Product Candidates in these preclinical studies falls within the scope of the exemptions provided by 35 U.S.C. Section 271(e) in the United States, which exempts from patent infringement liability activities reasonably related to the development and submission of information to the FDA. As InMed’s Product Candidates progress toward clinical trials and, ultimately, commercialization, the possibility of a patent infringement claim against InMed increases. InMed attempts to ensure that InMed’s Product Candidates and the methods InMed employs to manufacture them, as well as the methods for their uses InMed intends to promote, do not infringe other parties’ patents and other proprietary rights. There can be no assurance they do not, however, and competitors or other parties may assert that InMed infringes their proprietary rights in any event.

InMed may become involved in lawsuits to protect or enforce InMed’s intellectual property, which could be expensive, time-consuming and unsuccessful and have a material adverse effect on the success of InMed’s business.

Competitors may infringe InMed’s patents or misappropriate or otherwise violate InMed’s intellectual property rights. To counter infringement or unauthorized use, litigation may be necessary in the future to enforce or defend InMed’s intellectual property rights, to protect InMed’s trade secrets or to determine the validity and scope of InMed’s own intellectual property rights or the proprietary rights of others. Also, third parties may initiate legal proceedings against InMed to challenge the validity or scope of intellectual property rights InMed owns. These proceedings can be expensive and time-consuming. Many of InMed’s current and potential competitors have the ability to dedicate substantially greater resources to defend their intellectual property rights than InMed can. Accordingly, despite InMed’s efforts, InMed may not be able to prevent third parties from infringing upon or misappropriating InMed’s intellectual property. Litigation could result in substantial costs and diversion of management resources, which could harm InMed’s business and financial results. In addition, in an infringement proceeding, a court may decide that a patent owned by InMed is invalid or unenforceable or may refuse to stop the other party from using the technology at issue on the grounds that InMed’s patents do not cover the technology in question. An adverse result in any litigation proceeding could put one or more of InMed’s patents at risk of being invalidated, held unenforceable or interpreted narrowly. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of InMed’s confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of the InMed Common Shares.

If InMed is not able to adequately prevent disclosure of trade secrets and other proprietary information, the value of InMed’s technology and products could be significantly diminished.

InMed relies on trade secrets to protect InMed’s proprietary technologies, especially where InMed does not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. InMed relies in part on confidentiality agreements with InMed’s current and former employees, consultants, outside scientific collaborators, sponsored researchers, contract manufacturers, vendors and other advisors to protect InMed’s trade secrets and other proprietary information. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, InMed cannot guarantee that InMed has executed these agreements with each party that may have or have had access to InMed’s trade secrets. Any party with whom InMed or they have executed such an agreement may breach that agreement and disclose InMed’s proprietary information, including InMed’s trade secrets, and InMed may not be able to obtain adequate remedies for such breaches.

Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts are less willing or unwilling to protect trade secrets. If any of InMed’s trade secrets were to be lawfully obtained or independently developed by a competitor, InMed would have no right to prevent them, or those to whom they disclose such trade secrets, from using that technology or information to compete with InMed. If any of InMed’s trade secrets were to be disclosed to or independently developed by a competitor or other third-party, InMed’s competitive position would be harmed.

InMed may not be able to protect InMed’s intellectual property rights throughout the world.

Filing, prosecuting and defending patents on all of InMed’s Product Candidates throughout the world would be prohibitively expensive. Therefore, InMed has filed applications and/or obtained patents only in key markets such as the United States, Canada, Japan and Europe. Competitors may use InMed’s technologies in jurisdictions where InMed has not obtained patent protection to develop their own products and, further, may be able to export otherwise infringing products to territories where InMed has patent protection but where enforcement is not as strong as that in the United States. These products may compete with InMed’s products in jurisdictions where InMed does not have any issued patents and InMed’s patent claims or other intellectual property rights may not be effective or sufficient to prevent them from so competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to pharmaceuticals, which could make it difficult for InMed to stop the infringement of InMed’s patents or marketing of competing products in violation of InMed’s proprietary rights generally. For example, an April 2016 report from the Office of the United States Trade Representative identified a number of countries, including India and China, where challenges to the procurement and enforcement of patent rights have been reported. Several countries, including India and China, have been listed in the report every year since 1989. As a result, proceedings to enforce InMed’s patent rights in certain foreign jurisdictions could result in substantial cost and divert InMed’s efforts and attention from other aspects of InMed’s business and could be unsuccessful.

Patent terms may be inadequate to protect InMed’s competitive position on InMed’s Product Candidates for an adequate amount of time.

Given the amount of time required for the development, testing and regulatory review of new Product Candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. InMed expects to seek extensions of patent terms in the United States and, if available, in other countries where InMed is prosecuting patents. In the United States, the Drug Price Competition and Patent Term Restoration Act of 1984 permits a patent term extension of up to five years beyond the normal expiration of the patent, which is limited to the approved indication (or any additional indications approved during the period of extension). However, the applicable authorities, including the FDA and the PTO, and any equivalent regulatory authorities in other countries, may not agree with InMed’s assessment of whether such extensions are available, and may refuse to grant extensions to InMed’s patents, or may grant more limited extensions than InMed requests. If this occurs, InMed’s competitors may be able to take advantage of InMed’s investment in development and clinical trials by referencing InMed’s clinical and preclinical data and launch their product earlier than might otherwise be the case.

Intellectual property rights do not necessarily address all potential threats to InMed’s competitive advantage.

The degree of future protection afforded by InMed’s intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect InMed’s business, or permit InMed to maintain InMed’s competitive advantage. For example:

•	others may be able to make compounds that are the same as or similar to InMed’s Product Candidates but that are not covered by the claims of the patents that InMed owns;

•	InMed might not have been the first to make the inventions covered by the issued patents or pending patent applications that InMed owns;

•	InMed might not have been the first to file patent applications covering certain of InMed’s inventions;

•	others may independently develop similar or alternative technologies or duplicate any of InMed’s technologies without infringing InMed’s intellectual property rights;

•	it is possible that InMed’s pending patent applications will not lead to issued patents;

•	issued patents that InMed owns may not provide InMed with any competitive advantages, or may be held invalid or unenforceable as a result of legal challenges;

•

InMed’s competitors might conduct research and development activities in the United States and other countries that provide a safe harbor from patent infringement claims for certain research and development activities, as well as in countries where InMed does not have patent rights and then use the information learned from such activities to develop competitive products for sale in InMed’s major commercial markets; or

•	the patents of others may have an adverse effect on InMed’s business.

Risks Related to InMed’s Reliance on Third Parties

InMed relies heavily on contract manufacturers over whom InMed has limited control. If InMed is subject to quality, cost or delivery issues with the preclinical and clinical grade materials supplied by contract manufacturers, InMed’s business operations could suffer significant harm.

InMed currently has no manufacturing capabilities and relies on contract research, development and manufacturing organizations (“CDMOs”) to manufacture InMed’s Product Candidates for preclinical studies and clinical trials. InMed relies on CDMOs for manufacturing, filling, packaging, testing, storing and shipping of drug products in compliance with cGMP regulations applicable to InMed’s products. The FDA and other regulatory agencies ensure the quality of drug products by carefully monitoring drug manufacturers’ compliance with cGMP regulations. The cGMP regulations for drugs contain minimum requirements for the methods, facilities and controls used in manufacturing, processing and packaging of a drug product. If InMed’s CDMOs increase their prices or fail to meet InMed’s quality standards, or those of regulatory agencies such as the FDA, and cannot be replaced by other acceptable CDMOs, InMed’s ability to obtain regulatory approval for and commercialize InMed’s Product Candidates may be materially adversely affected.

The APIs used in all of InMed’s Product Candidates are currently sourced from either contract manufacturers or, for smaller quantities, from research material suppliers, that typically utilize synthetic chemistry as their manufacturing method. This is intended to be an interim step to enable InMed to proceed with developing InMed’s formulation, execute preclinical toxicology studies and progress through Phase 1 and 2 clinical trials, after which time InMed anticipates that InMed will have been able to successfully scale-up InMed’s IntegraSyn manufacturing approach so that it will be GMP ready at pharmaceutical grade. Bridging studies consisting of chemical analysis and, possibly, animal studies may be required in order to switch InMed’s APIs from the current external manufacturing sources to InMed’s internally manufactured products. There is no guarantee that InMed will be successful in scaling up InMed’s IntegraSyn manufacturing process for cannabinoids, or successfully complete any required bridging studies, or be able to successfully transfer InMed’s IntegraSyn manufacturing process to a CDMO. The key risks and challenges associated with the development of the IntegraSyn process include: failure to continue optimization and development of the process manufacturing steps from the current scale while maintaining the same or greater output of the selected cannabinoid; equipment and techniques may not be able to be scaled up using existing commercial processing equipment; supply of the key starting materials for the process may not be secured to ensure stability and security of commercial supply; and, failure of the large scale process to consistently produce the selected cannabinoid within set specifications and meeting the process parameters and in process controls to enable the manufacturing process to be validated for GMP commercial production of an API, among others. Failing to accomplish these or other criteria for the IntegraSyn manufacturing process with a CDMO may mean that InMed is not able to produce certain cannabinoids in a cost-effective manner. This could result in InMed not being able to successfully commercialize or utilize InMed’s APIs in InMed’s Product Candidates, if any, that may obtain regulatory approval.

InMed’s existing collaboration agreements and any that InMed may enter into in the future may not be successful.

InMed also has relationships with scientific collaborators at academic and other institutions, some of whom conduct research at InMed’s request or assist InMed in formulating InMed’s research and development strategies. These scientific collaborators are not InMed’s employees and may have commitments to, or consulting or advisory contracts with, companies that conflict in interests with and pose a competitive threat to InMed. Moreover, to the extent that InMed decides to enter into collaboration agreements, InMed will face significant competition in seeking appropriate collaborators. Collaboration arrangements are complex and time consuming to negotiate, document and implement. InMed may not be successful in InMed’s efforts to establish, implement and maintain collaborations or other alternative arrangements if InMed chooses to enter into such arrangements and InMed’s selected partners may be given, and may exercise, a right to terminate their agreement with InMed without cause. InMed’s Collaborative Research Agreement with the University of British Columbia may be terminated by either party upon 30 calendar days written notice. The terms of any collaboration or other arrangements that InMed may establish may not be favorable to InMed.

Risks Related to Mentari

Risks Related to Mentari’s Limited Operating History, Financial Position and Capital Requirements

Mentari is a preclinical stage biotechnology company with a limited operating history on which to assess its business; Mentari has not completed any clinical trials, and it has no products approved for commercial sale, which may make it difficult to evaluate its current business and likelihood of success and viability.

Mentari is a preclinical stage biotechnology company with a limited operating history. Since its inception, Mentari has incurred operating losses with no corresponding revenue and has utilized substantially all of its resources to identify and develop its product candidates, organize and staff its company, and provide other general and administrative support for its operations. Mentari has no significant experience as a company in initiating, conducting, or completing preclinical studies or clinical trials. In part because of this lack of experience, Mentari cannot be certain that its preclinical studies or clinical trials will begin or be completed on time, if at all. In addition, Mentari has not yet demonstrated an ability to obtain regulatory approvals, manufacture a commercial-scale product, or arrange for a third party to do so on its behalf, or conduct sales, marketing, and distribution activities necessary for successful product commercialization. Consequently, any predictions about Mentari’s future success or viability may not be as accurate as they could be if Mentari had a longer operating history.

In addition, as Mentari’s business grows, Mentari may encounter unforeseen expenses, restrictions, difficulties, complications, delays, and other known and unknown factors. Mentari will need to transition at some point from a company with an early research and development focus to a company capable of supporting larger scale clinical trials and eventually commercial activities. Mentari may not be successful in such a transition.

Even if the Merger and the Mentari Pre-Closing Financing are successful, Mentari will require substantial additional capital to finance its operations in the future. If Mentari is unable to raise such capital when needed, or on acceptable terms, Mentari may be forced to delay, reduce, and/or eliminate one or more of its development programs or future commercialization efforts.

Developing biotechnology products is a long, time-consuming, expensive, and uncertain process that takes years to complete. Mentari expects its expenses to increase in connection with its ongoing activities, particularly as Mentari conducts preclinical studies and clinical trials of, and seeks regulatory approval for, its product candidates, and advances discovery efforts with respect to its research and development programs, and advances any future programs and product candidates that Mentari may license. Even if one or more of the programs that Mentari develops is approved for commercial sale, Mentari anticipates incurring significant costs associated with sales, marketing, manufacturing, and distribution activities to launch any such product. Mentari’s expenses could increase beyond expectations if Mentari is required by the FDA or other regulatory agencies to perform preclinical studies or clinical trials in addition to or more expansive than those that Mentari currently anticipates. Because the design and outcome of Mentari’s planned and anticipated clinical trials are highly uncertain, Mentari cannot reasonably estimate the actual amount of funding that will be necessary to successfully complete the development and commercialization of any program Mentari develops. Mentari’s future capital requirements depend on many factors, including but not limited to:

•	the scope, design, progress, results, and costs of discovery and preclinical and clinical development for Mentari’s product candidates;

•	the costs and timing of completing clinical and commercial-scale manufacturing activities;

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the costs and timing of preparing, filing, and prosecuting patent applications, maintaining, defending, and enforcing Mentari’s intellectual property and proprietary rights, and defending intellectual property-related claims, including claims of infringement, misappropriation, or other violations of third-party intellectual property;

•	the costs, timing, and outcome of the regulatory review of Mentari’s product candidates and obtaining the requisite regulatory approvals;

•

the costs of Mentari’s future commercialization activities, either on its own or in collaboration with others, including product sales, marketing, manufacturing, and distribution for any product candidate for which Mentari receives regulatory approval;

•	the revenue, if any, received from commercial sales of product candidates for which Mentari receives regulatory approval;

•

the success of Mentari’s current or future collaborations, including its collaboration with Paragon pursuant to the Paragon Option Agreements and any future license agreements Mentari enters into with Paragon;

•	Mentari’s ability to establish and maintain additional collaborations on favorable terms, if at all;

•	the extent to which Mentari acquires or in-licenses products, intellectual property, and technologies;

•	the costs of operational, financial and management information systems and associated personnel; and

•	the costs of operating as a public company.

As a result, Mentari will require substantial additional funding to continue its operations. As of December 31, 2025, Mentari had $46.3 million in cash and cash equivalents. Mentari expects that its existing cash and cash equivalents, and investments, combined with the gross proceeds of approximately $290.0 million from the Mentari Pre-Closing Financing, will be sufficient to fund the Combined Company’s operating expenses and capital expenditure requirements into 2029. Even if the Merger and the Mentari Pre-Closing Financing are successful, Mentari will still need to raise additional capital to continue to fund its operations in the future. If Mentari is unable to raise additional capital when needed, that could raise substantial doubt about Mentari’s ability to continue as a going concern.

Mentari may be required to seek additional funds sooner than planned through public or private equity offerings, debt financings, collaborations and licensing arrangements, or other sources, and adequate additional financing may not be available to Mentari on acceptable terms, or at all. Such financing may dilute Mentari’s stockholders or the failure to obtain such financing may restrict Mentari’s operating activities. Any additional fundraising efforts may divert Mentari’s management from their day-to-day activities, which may adversely affect Mentari’s business. To the extent that Mentari raises additional capital through the sale of equity or convertible debt securities, the ownership interest of Mentari’s stockholders will be diluted, and the terms may include liquidation or other preferences and anti-dilution protections that adversely affect the rights of Mentari’s stockholders. Debt financing may result in the imposition of debt covenants, increased fixed payment obligations or other restrictions that may affect Mentari’s business. If Mentari raises additional funds through upfront payments or milestone payments pursuant to future collaborations with third parties, Mentari may have to relinquish valuable rights to Mentari’s product candidates, or grant licenses on terms that are not favorable to Mentari. Mentari’s ability to raise additional capital may be adversely impacted by global macroeconomic conditions and volatility in the credit and financial markets in the United States and worldwide. Mentari’s failure to raise capital as and when needed or on acceptable terms would have a negative impact on Mentari’s financial condition and Mentari’s ability to pursue its business strategy, and Mentari may have to delay, reduce the scope of, suspend, or eliminate one or more of its product candidates, clinical trials, or future commercialization efforts or cease Mentari’s operations.

Mentari expects to continue to incur losses for the foreseeable future and may not be able to achieve or sustain profitability in the future. Mentari has no products approved for sale, has not generated any revenue from its product candidates, and may never generate revenue or become profitable.

Investment in biotechnology product development is a highly speculative undertaking and entails substantial upfront capital expenditures and significant risks that any product candidate will fail to demonstrate adequate efficacy or an acceptable safety profile, gain regulatory approval, and become commercially viable. Mentari has no products approved for commercial sale, has not generated any revenue from product sales to date, and continues to incur significant research and development and other expenses related to Mentari’s ongoing operations. Mentari does not expect to generate product revenue unless or until Mentari successfully completes preclinical and clinical development and obtains regulatory approval for, and then successfully commercializes, at least one of its product candidates.

Mentari may never succeed in these activities and, even if it does, may never generate revenues that are significant or large enough to achieve profitability. If Mentari is unable to raise sufficient additional capital to advance a product candidate to commercialization or generate sufficient revenue through the sale of any approved products, Mentari may be unable to continue operations without additional funding.

Mentari incurred significant net losses in each period since it commenced operations in June 2025. Mentari generated net losses of $19.4 million for the period from June 2025 (inception) to December 31, 2025. As of December 31, 2025, Mentari had an accumulated deficit of $19.4 million. Mentari expects to continue to incur losses for the foreseeable future. Mentari’s operating expenses and net losses may fluctuate significantly from quarter to quarter and year to year. Mentari anticipates that its expenses will increase substantially if and as Mentari:

•	advances its existing and future product candidates through preclinical and clinical development;

•	seeks to identify additional product candidates;

•	maintains, expands, enforces, defends, and protects Mentari’s intellectual property portfolio;

•	seeks, obtains, and maintains regulatory approvals for Mentari’s product candidates;

•	seeks to identify, establish, and maintain additional collaborations and license agreements;

•	makes milestone payments to Paragon under the Paragon Option Agreements, and under any additional future collaboration or license agreements that Mentari enters into;

•

ultimately establishes a sales, marketing, and distribution infrastructure to commercialize any drug products for which Mentari may obtain regulatory approval, either on its own or in collaboration with others;

•	generates revenue from commercial sales of product candidates for which Mentari receives regulatory approval, if any;

•	hires additional personnel, including research and development, clinical, and commercial personnel;

•	adds operational, financial, and management information systems and personnel, including personnel to support Mentari’s product development;

•	acquires or in-licenses products, intellectual property, and technologies;

•	establishes clinical and commercial-scale current good manufacturing practices (“cGMP”) capabilities through a third-party or Mentari’s own manufacturing facility; and

•	operates as a public company.

In addition, Mentari’s expenses will increase if, among other things, it is required by the FDA or other regulatory authorities to perform clinical trials or studies in addition to, or different than, those that Mentari currently anticipates, there are any delays in completing Mentari’s clinical trials or the development of any of its product candidates, or there are any third-party challenges to Mentari’s intellectual property or Mentari needs to defend against any intellectual property-related claim.

Even if Mentari obtains regulatory approval for, and is successful in commercializing, one or more of Mentari’s product candidates, Mentari expects to incur substantial additional research and development and other expenditures to develop and market additional product candidates and/or to expand the approved indications of any marketed product. Mentari may encounter unforeseen expenses, difficulties, complications, delays, and other unknown factors that may adversely affect its business. The size of Mentari’s future net losses will depend, in part, on the rate of future growth of Mentari’s expenses and its ability to generate revenue.

Mentari’s failure to become profitable would decrease its value and could impair its ability to raise capital, maintain its research and development efforts, expand its business, and/or continue its operations. A decline in the value of the Combined Company’s stock could also cause stockholders to lose all or part of their investment.

Risks Related to Mentari’s Discovery, Development, and Commercialization

Mentari faces competition from entities that have developed or may develop product candidates for the diseases addressed by Mentari’s product candidates.

The development and commercialization of drugs is highly competitive. Mentari’s product candidates, if approved, will face significant competition and Mentari’s failure to effectively compete may prevent it from achieving significant market penetration. Mentari competes with a variety of multinational biopharmaceutical companies, specialized biotechnology companies, and emerging biotechnology companies, as well as academic institutions, governmental agencies, and public and private research institutions, among others. If approved for migraine prevention, MT-001 (anti-PACAP), MT-002 (anti-CGRP × PACAP bispecific), and MT-003 (anti-CGRP) would compete with four anti-CGRP monoclonal antibodies approved by the FDA for migraine prevention: erenumab (Aimovig®), marketed by Amgen and Novartis; galcanezumab (Emgality®), marketed by Eli Lilly; fremanezumab (Ajovy®), marketed by Teva; and eptinezumab (Vyepti®), marketed by Lundbeck. Mentari’s product candidates would also compete with oral CGRP receptor antagonists approved for migraine prevention, including atogepant (Qulipta®), marketed by AbbVie, and rimegepant (Nurtec® ODT/Vydura®), marketed by Pfizer. Mentari’s product candidates may also compete with the historically approved preventative therapies, such as antiepileptics, beta blockers and Botox®. Mentari is aware of several companies with product candidates in clinical development for migraine prevention and treatment, including H. Lundbeck A/S, Eli Lilly and Company, Teva Pharmaceutical Industries, Amgen, Inc., Novartis AG, AbbVie Inc., Pfizer Inc., AstraZeneca PLC, and others. Many of the companies with which Mentari is currently competing or will compete against in the future have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals, and commercialization than Mentari does, and are further along in the clinical development and/or commercialization process. Mergers and acquisitions in the pharmaceutical and biotechnology industry may result in even more resources being concentrated among a smaller number of Mentari’s competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with Mentari in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites, raising capital, enrolling patients in clinical trials, establishing and defending rights to intellectual property, as well as in acquiring technologies complementary to, or necessary for, Mentari’s product candidates.

Mentari’s competitors have developed or are developing, and may in the future develop, product candidates or products competitive with Mentari’s product candidates. Competitive therapeutic treatments include those that have already been approved and accepted by the medical community and any potential new treatments, including those currently under clinical development. In particular, MT-001 and MT-002 target the PACAP pathway, and the most advanced PACAP-targeted investigational therapy of which Mentari is aware—Lu AG09222, an intravenous anti-PACAP monoclonal antibody in development by Lundbeck. Mentari’s success will depend partially on its ability to develop and commercialize products that have a competitive safety, efficacy, dosing, and/or presentation profile. Mentari’s commercial opportunity and success will be reduced or eliminated if competing products are safer, more effective, less expensive, or have a more attractive dosing profile or presentation than the products Mentari develops, or if competitors develop products or biosimilars that enter the market more quickly than Mentari and gain market acceptance. Conversely, the lack of commercial success of other competing therapies may raise concerns about the financial viability of Mentari’s product candidates.

In addition, because of the competitive landscape for migraine prevention, Mentari may also face competition for establishing clinical trial sites and enrolling patients. Patient enrollment will depend on many factors, including if potential clinical trial patients choose to undergo treatment with approved products or enroll in competitors’ ongoing clinical trials for product candidates that are under development for the same indications as Mentari’s product candidates. An increase in the number of approved products for the indications Mentari is targeting with its product candidates will likely further exacerbate this competition. Mentari’s inability to enroll a sufficient number of patients could, among other impacts, delay Mentari’s development timeline, which may further harm Mentari’s competitive position.

Mentari’s programs are in the preclinical and clinical stages of development and may fail in development or suffer delays that materially and adversely affect Mentari’s viability. If Mentari or its future collaborators are unable to complete development of or commercialize Mentari’s product candidates, or experience significant delays in doing so, Mentari’s business will be materially harmed.

Mentari has no commercially approved products. Mentari’s programs are in the preclinical and clinical stages of development, and Mentari has not completed any clinical trials. As a result, Mentari expects it will be many years before Mentari commercializes any product candidate, if ever. Mentari’s ability to achieve and sustain profitability depends on obtaining regulatory approvals for, and successfully commercializing, Mentari’s product candidates, either alone or with third parties, and Mentari cannot guarantee that it will ever obtain regulatory approval for any of its product candidates. Mentari has not yet demonstrated its ability to complete any clinical trials, obtain regulatory approvals, manufacture a commercial-scale product or arrange for a third party to do so on Mentari’s behalf, or conduct sales and marketing activities necessary for successful product commercialization. Before obtaining regulatory approval for the commercial distribution of any product candidate, Mentari or an existing or future collaborator must conduct extensive preclinical tests and clinical trials to demonstrate the safety and efficacy in humans of the product candidate.

Mentari or its collaborators may experience delays in initiating or completing preclinical studies or clinical trials. Mentari or its collaborators also may experience numerous unforeseen events during, or as a result of, any future preclinical studies or clinical trials that Mentari could conduct that could delay or prevent Mentari’s ability to receive regulatory approval or commercialize its product candidates, including:

•

regulators, such as the FDA, institutional review boards (“IRBs”), or comparable foreign regulatory authorities may not authorize Mentari or its investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;

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Mentari may experience delays in reaching, or fail to reach, agreement on acceptable terms with prospective trial sites and prospective clinical research organizations (“CROs”), the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

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clinical trial sites may deviate from the trial protocol, fail to conduct trials in a compliant manner, or drop out of a trial, which may require that Mentari add new clinical trial sites or investigators or otherwise negatively impact the timing or integrity of Mentari’s clinical trial(s);

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clinical trials of any product candidates may fail to show safety or efficacy, or may produce negative or inconclusive results and Mentari may decide, or regulators may require Mentari, to conduct additional preclinical studies or clinical trials or Mentari may decide to abandon a product development program;

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the number of subjects required for clinical trials of any product candidates may be larger than Mentari can anticipate, and enrollment in these clinical trials may be slower than Mentari anticipates or subjects may drop out of these clinical trials or fail to return for post-treatment follow-up at a higher rate than Mentari anticipates;

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Mentari’s third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to Mentari in a timely manner, or at all, or may deviate from the clinical trial protocol or suffer other quality or performance issues that negatively impact the timing or integrity of Mentari’s clinical trial(s);

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Mentari may elect to, or regulators, IRBs or ethics committees may require that Mentari or its investigators, suspend or terminate clinical research or trials for various reasons, including noncompliance with regulatory requirements or a finding that the participants in Mentari’s clinical trials are being exposed to unacceptable health risks;

•	the cost of clinical trials of any of Mentari’s product candidates may be greater than Mentari anticipates;

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the quality of Mentari’s product candidates or other materials necessary to conduct clinical trials of Mentari’s product candidates may be inadequate to initiate or successfully complete a given clinical trial;

•	Mentari may be unable to manufacture sufficient quantities of its product candidates for use in clinical trials;

•	reports from clinical testing of other therapies may raise safety or efficacy concerns about Mentari’s product candidates;

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Mentari may fail to establish an appropriate safety profile for a product candidate based on preclinical or clinical data for such product candidate as well as data emerging from other therapies in the same class as such product candidate; and

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the FDA or other regulatory authorities may require Mentari to submit additional data, such as long-term toxicology studies, or impose other requirements before permitting Mentari to initiate a clinical trial.

Commencing clinical trials in the United States is subject to acceptance by the FDA of an IND and finalizing the trial design based on discussions with the FDA. Commencing clinical trials in jurisdictions outside of the United States is similarly subject to acceptance by the applicable regulatory authority of clinical trial documentation following discussions with such authority. In the event that the FDA or other applicable regulatory authority requires Mentari to complete additional preclinical studies or Mentari is required to satisfy other FDA or foreign regulatory authority requests, respectively, prior to commencing clinical trials, the start of Mentari’s first clinical trial for a product candidate may be delayed. Even after Mentari receives and incorporates guidance from these regulatory authorities, the FDA or other regulatory authorities could disagree as to whether Mentari has satisfied their requirements to commence any clinical trial or change their position on the acceptability of Mentari’s trial design or the clinical endpoints selected, which may require Mentari to complete additional preclinical studies or clinical trials, delay the enrollment of Mentari’s clinical trials or impose stricter approval conditions than Mentari currently expects. There are analogous processes and risks applicable to clinical trial applications in other countries, including but not limited to Canada, New Zealand, Australia, countries in the EU, and countries in Asia.

Mentari may not have the financial resources to continue development of its product candidates if Mentari experiences any issues that delay or prevent regulatory approval of, or Mentari’s ability to commercialize, its product candidates. Mentari or its future collaborators’ inability to complete development of, or commercialize Mentari’s product candidates, or significant delays in doing so, could have a material and adverse effect on Mentari’s business, financial condition, results of operations, and prospects.

Mentari is substantially dependent on the success of its lead product candidates, MT-001 and MT-002, and Mentari’s anticipated clinical trials for such product candidates may not be successful.

Mentari’s future success is substantially dependent on its ability to timely obtain regulatory approval for, and then successfully commercialize, MT-001 and MT-002. Mentari is initially investing a majority of its efforts and financial resources into the research and development of these programs. Mentari plans to file an IND or CTA for MT-001 and MT-002 in mid-2026 and the first quarter of 2027, respectively. Mentari expects Phase 2a proof-of-concept data in 2028 for MT-001 and Phase 1 healthy volunteer data in 2027 for MT-002. The success of MT-001 and MT-002 depends on demonstrating clinically meaningful benefit over standard of care, which may include favorable data on reduction in monthly migraine days, proportion of patients achieving a ≥50% reduction in monthly migraine days, durable prevention of migraine, and/or a convenient low-volume subcutaneous route of administration with an extended dosing interval. Mentari’s belief that its product candidates will show favorable clinical data is based in part on preclinical studies demonstrating target engagement and pathway inhibition for the CGRP and PACAP pathways and on the clinical validation of the anti-CGRP mechanism by approved therapies and of the anti-PACAP mechanism by Lundbeck’s data to date. If Mentari’s clinical trials do not demonstrate adequate target engagement or a meaningful reduction in monthly migraine days, the clinical and commercial potential of Mentari’s product candidates will be significantly and adversely affected.

Mentari’s product candidates will require evaluation of preclinical, clinical, and manufacturing activities, preclinical and clinical development, regulatory approval in multiple jurisdictions, substantial investment, and significant marketing efforts before Mentari generates any revenues from product sales. Mentari is not permitted to market or promote its product candidates before it receives regulatory approval from the FDA and comparable foreign regulatory authorities, and Mentari may never receive such regulatory approvals.

The success of Mentari’s product candidates will depend on a variety of factors. Mentari does not have complete control over many of these factors, including certain aspects of clinical development and the regulatory submission process, potential threats to Mentari’s intellectual property rights, potential threats from the intellectual property rights of third parties and the manufacturing, marketing, distribution, and sales efforts of any future collaborator. Accordingly, Mentari cannot assure you that it will ever be able to generate revenue through the sale of these product candidates, even if approved. If Mentari is not successful in obtaining regulatory approval for and commercializing MT-001, MT-002, or future product candidates, or is significantly delayed in doing so, Mentari’s business will be materially harmed.

Mentari’s product candidates are based on novel technology in fields that have seen significant recent development activity, which makes it difficult to predict the time and cost of product candidate development and subsequently obtaining regulatory approval.

Mentari has focused its research and development efforts on migraine prevention. While the CGRP pathway has been clinically and commercially validated by multiple approved therapies, Mentari’s product candidates incorporate novel elements—including an anti-PACAP monoclonal antibody (MT-001), a bispecific antibody simultaneously targeting CGRP and PACAP (MT-002), and an anti-CGRP monoclonal antibody engineered for a quarterly subcutaneous dosing interval (MT-003)—that have not yet been validated in clinical trials by Mentari. The PACAP pathway has seen initial clinical validation through Lundbeck’s data to date for Lu AG09222, but no anti-PACAP therapy has received regulatory approval, and the class as a whole has limited clinical precedent compared to the more established anti-CGRP class. No bispecific antibody targeting both CGRP and PACAP has entered clinical development, and there is no established regulatory or clinical precedent for a product candidate of this type in migraine. Developing and, if approved, commercializing Mentari’s product candidates subjects Mentari to challenges including demonstrating superiority or meaningful differentiation relative to well-established approved therapies and obtaining regulatory approval from the FDA and other regulatory authorities in an indication with well-defined but demanding efficacy endpoints.

Mentari’s approach to migraine prevention aims to identify and select targets with a demonstrated or hypothesized role in migraine pathophysiology; to develop antibodies that potently and selectively inhibit those targets; to, where possible, identify and develop biomarkers to select patient populations and demonstrate target engagement and pathway inhibition; and to engineer its antibodies to optimize pharmacokinetics and dosing convenience through half-life extension technology. This strategy may not prove to be successful. Mentari may not be able to discover, develop, and utilize biomarkers to demonstrate target engagement, pathway engagement, and the impact on migraine frequency and severity of its product candidates. Mentari cannot be sure that its approach will yield satisfactory therapeutic products that are safe and effective, scalable, or profitable. Moreover, public perception of drug safety issues, including adoption of new therapeutics or novel approaches to treatment, may adversely influence the willingness of subjects to participate in clinical trials, or if approved, of physicians to subscribe to novel treatments.

If Mentari does not achieve its projected development objectives in the time frames Mentari announces and expects, the commercialization of its product candidates may be delayed which may harm Mentari’s reputation and prospects, increase its expenses, and cause its stock price to decline.

From time to time, Mentari estimates the timing of the anticipated accomplishment of various scientific, clinical, regulatory and other product development goals, which Mentari sometimes refers to as milestones. These milestones may include the commencement or completion of scientific studies and clinical trials, such as the expected timing for the initiation of Mentari’s Phase 1 clinical trials of MT-001 and MT-002, the timing for receipt of clinical data, and the timing for the submission of regulatory filings. From time to time, Mentari may publicly announce the expected timing of some of these milestones. All of these milestones are and will be based on numerous assumptions. The actual timing of these milestones can vary dramatically compared to Mentari’s estimates, in many cases for reasons beyond Mentari’s control. If Mentari does not meet these milestones as publicly announced, or at all, Mentari’s prospects and reputation may be adversely affected, and its stock price may decline. Additionally, delays relative to Mentari’s projected timelines are likely to cause overall expenses to increase, which may require Mentari to raise additional capital sooner than expected and prior to achieving targeted development milestones.

Mentari’s approach to the discovery and development of its product candidates is unproven, and Mentari may not be successful in its efforts to build a pipeline of product candidates with commercial value.

Mentari’s approach to the discovery and development of its product candidates leverages tested mechanisms of action in migraine—CGRP and PACAP pathway inhibition—and incorporates advanced antibody engineering designed to overcome limitations of existing approved therapies, including optimized half-life extension for infrequent subcutaneous dosing and, for MT-002, bispecific architecture designed to achieve simultaneous dual-pathway inhibition in a single molecule. Mentari’s product candidates are purposefully designed to differentiate from existing product candidates and products while maintaining the same, tested mechanisms of action. However, the scientific research that forms the basis of Mentari’s efforts to develop differentiated product candidates using half-life extension technologies is ongoing and may not result in viable product candidates. Mentari has no clinical data on product candidates targeting CGRP and/or PACAP pathways in migraine patients demonstrating whether they are safe or effective for long-term treatment in humans. Mentari also has no clinical data to indicate whether its antibody engineering designed to optimize half-life translates into improved safety, tolerability, convenience, or efficacy in humans. The long-term safety and efficacy of Mentari’s product candidates compared to currently approved products is unknown.

Mentari may ultimately discover that utilizing half-life extension technologies and bispecific engineering to simultaneously inhibit CGRP and PACAP for Mentari’s targeted migraine indications, and any product candidates resulting therefrom, do not possess certain properties required for therapeutic effectiveness. Mentari currently has only preclinical data regarding the increased half-life properties and bispecific targeting mechanism of Mentari’s product candidates, and the same results may not be seen in humans. In addition, product candidates using half-life extension technologies or bispecific CGRP × PACAP architecture may demonstrate different chemical, pharmacological and biological properties in patients than they do in laboratory studies. This technology and any product candidates resulting therefrom may not demonstrate the same chemical and pharmacological properties in humans and may interact with human biological systems in unforeseen, ineffective, or harmful ways. Many product candidates that appeared highly promising in preclinical studies or in early-stage clinical trials have failed when advanced into, or further in, clinical development.

In addition, other companies are developing drug products that target CGRP, PACAP, or both, or that utilize half-life extension technology for migraine or other indications. The failure of those companies to demonstrate the safety and/or efficacy of their product candidates may be harmful to Mentari’s business, financial condition, results of operations, and prospects. Conversely, if those companies are successful in demonstrating safety and/or efficacy of their product candidates, these competitive products may instead gain and hold the applicable market.

In addition, Mentari may in the future seek to discover and develop product candidates that are based on novel targets and technologies that are unproven. If Mentari’s discovery or business development activities fail to identify novel targets or technologies for drug development, or such targets or technologies prove to be unsuitable for treating human disease, Mentari may not be able to develop viable additional product candidates. Mentari and its future collaborators may never receive approval to market and commercialize any product candidate. Even if Mentari or a future collaborator obtains regulatory approval, the approval may be for targets, disease indications or patient populations that are not as broad as Mentari intended or desired or may require labeling that includes significant use or distribution restrictions or safety warnings. If the products resulting from Mentari’s product candidates prove to be ineffective, unsafe, or commercially unviable, Mentari’s product candidates and pipeline would have little, if any, value, which would have a material and adverse effect on Mentari’s business, financial condition, results of operations, and prospects.

Preclinical and clinical development involves a lengthy and expensive process that is subject to delays and with uncertain outcomes, and results of earlier studies and trials may not be predictive of future clinical trial results. If Mentari’s preclinical studies and clinical trials are not sufficient to support regulatory approval of any of its product candidates, Mentari may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development of such product candidate.

Before obtaining regulatory approval from regulatory authorities for the sale of any product candidate, Mentari must complete preclinical studies and then conduct extensive clinical trials to demonstrate the safety and efficacy of Mentari’s product candidate in humans. Mentari’s clinical trials may not be conducted as planned or completed on schedule, if at all, and failure can occur at any time during the preclinical study or clinical trial process. Furthermore, a failure of one or more clinical trials can occur at any clinical trial phase. The outcome of preclinical studies and early-stage clinical trials may not be predictive of the success of later clinical trials. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain regulatory approval of their product candidates. In addition, Mentari expects to rely on patients to provide feedback on subjective measures, including headache frequency, pain severity, and functional impact, and quality of life, which are inherently difficult to evaluate. These measures can be influenced by factors outside of Mentari’s control and can vary widely from day to day for a particular patient, and from patient to patient and from site to site within a clinical trial.

Mentari cannot be sure that the FDA or comparable foreign regulatory authorities will agree with Mentari’s clinical development plans. Mentari plans to use the data from healthy volunteers from its Phase 1 clinical trials of MT-001 and MT-002 to support additional clinical development. However, there is no guarantee the data from such Phase 1 trials will support additional development. If the FDA or comparable foreign regulatory authorities require Mentari to conduct additional trials or enroll additional healthy volunteers or patients, Mentari’s development timeline may be delayed. Mentari cannot be sure that submission of an IND or similar foreign application will result in the FDA or comparable foreign regulatory authorities, as applicable, allowing clinical trials to begin in a timely manner, if at all. Moreover, even if these trials begin, issues may arise that could cause regulatory authorities to suspend or terminate such clinical trials. Events that may prevent successful or timely initiation or completion of clinical trials include: inability to generate sufficient preclinical, toxicology or other in vivo or in vitro data to support the initiation or continuation of clinical trials; delays in reaching a consensus with regulatory authorities on study design or implementation of the clinical trials; delays or failure in obtaining regulatory authorization to commence a trial; delays in reaching agreement on acceptable terms with prospective CROs and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and clinical trial sites; delays in identifying, recruiting and training suitable clinical investigators; delays in obtaining required IRB approval or positive ethics committee opinions at each clinical trial site; delays in manufacturing, testing, releasing, validating or importing/exporting sufficient stable quantities of Mentari’s product candidates for use in clinical trials or the inability to do any of the foregoing; failure by Mentari’s CROs, other third parties or Mentari to adhere to clinical trial protocols; failure to perform in accordance with the FDA’s or any other regulatory authority’s good clinical practice (“GCP”) requirements or regulatory guidelines; changes to the clinical trial protocols; clinical sites deviating from trial protocol or dropping out of a trial; changes in regulatory requirements, guidance or clinical trial plans that require amending or submitting new clinical protocols; selection of clinical endpoints that require prolonged periods of observation or analyses of resulting data; transfer of manufacturing processes to new or larger-scale facilities and delays or failure by Mentari’s CMOs or Mentari to make any necessary changes to such manufacturing process; and third parties being unwilling or unable to satisfy their contractual obligations to Mentari.

Mentari could also encounter delays if a clinical trial is suspended or terminated by Mentari, by the IRBs or ethics committees of the institutions in which such clinical trials are being conducted, by the Data Safety Monitoring Board, if any, for such clinical trial or by the FDA or comparable foreign regulatory authorities. Such authorities may suspend or terminate a clinical trial due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or Mentari’s clinical trial protocols, inspection of the clinical trial operations or trial site by the FDA or comparable foreign regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from the product candidate, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. If Mentari is required to conduct additional clinical trials or other testing of its product candidates beyond those that Mentari currently contemplates, if Mentari is unable to successfully complete clinical trials of its product candidates, if the results of these trials are not positive or are only moderately positive or if there are safety concerns, Mentari’s business and results of operations would be adversely affected.

Mentari may encounter difficulties enrolling patients in its clinical trials, and its clinical development activities could thereby be delayed or otherwise adversely affected.

The timely completion of clinical trials in accordance with their protocols depends, among other things, on Mentari’s ability to enroll a sufficient number of patients who remain in the trial until its conclusion. Mentari may experience difficulties in patient enrollment in clinical trials for a variety of reasons, including:

•	the size and nature of the patient population;

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the patient eligibility criteria defined in the protocol, including biomarker-driven identification and/or certain highly specific criteria related to stage of disease progression, which may limit the patient populations eligible for Mentari’s clinical trials to a greater extent than competing clinical trials for the same indication that do not have biomarker-driven patient eligibility criteria;

•	the size of the study population required for analysis of the trial’s primary endpoints;

•	the proximity of patients to a trial site;

•	the design of the trial;

•	Mentari’s ability to recruit clinical trial investigators with the appropriate competencies and experience;

•	delays in enrolling patients in Mentari’s clinical trials caused by worldwide economic conditions, including pandemics or other public health outbreaks and other geopolitical events;

•	competing clinical trials for similar therapies or targeting patient populations meeting Mentari’s patient eligibility criteria;

•	availability of approved products that target the patient populations that Mentari is seeking to enroll;

•	clinicians’ and patients’ perceptions of the potential advantages and side effects of the product candidate being studied in relation to other available therapies and product candidates;

•	Mentari’s ability to obtain and maintain patient consents; and

•	the risk that Mentari may not be able to collect data from patients for any reason.

Mentari or its partners may encounter difficulties or delays in enrollment of its clinical trials due to the availability of newly approved therapies and competing products. For example, four anti-CGRP monoclonal antibodies (erenumab, galcanezumab, fremanezumab, and eptinezumab) and two oral CGRP receptor antagonists (atogepant and rimegepant) are approved for migraine prevention in the United States. As a result, Mentari or its partners’ ability to enroll participants in clinical trials for migraine prevention may be hampered if potential participants choose to instead avail themselves of these approved therapies, or if patients who are inadequate responders to approved CGRP therapies choose to enroll in competing trials for other investigational anti-PACAP or combination therapies, including Lundbeck’s clinical program for Lu AG09222.

Preliminary, “topline” or interim data from Mentari’s clinical trials that Mentari announces or publishes from time to time may change as more patient data become available and are subject to audit and verification procedures.

From time to time, Mentari may publicly disclose preliminary or topline data from its preclinical studies and clinical trials, which are based on a preliminary analysis of then-available data. The results and related findings and conclusions are subject to change following a more comprehensive review of the data. Mentari also makes assumptions, estimations, calculations, and conclusions as part of its analyses of these data without the opportunity to fully and carefully evaluate complete data. As a result, the preliminary or topline results that Mentari reports may differ from future results of the same studies, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated or subsequently made subject to audit and verification procedures.

Any preliminary or topline data should be viewed with caution until the final data are available. From time to time, Mentari may also disclose interim data from its preclinical studies and clinical trials. Interim data are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available or as patients from Mentari’s clinical trials continue other treatments. Further, others, including regulatory authorities, may not accept or agree with Mentari’s assumptions, estimates, calculations, conclusions, or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular product candidate, the approvability or commercialization of the particular product candidate and of Mentari as a company. In addition, the information Mentari chooses to publicly disclose regarding a particular preclinical study or clinical trial is based on what is typically extensive information, and you or others may not agree with what Mentari determines is material or otherwise appropriate information to include in Mentari’s disclosure. As a result, you or others may have reached different conclusions based on such extensive information in comparison to Mentari’s publicly disclosed conclusion regarding a particular preclinical study or clinical trial. If the preliminary, topline, or interim data that Mentari reports differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, Mentari’s ability to obtain approval for, and commercialize, Mentari’s product candidates may be harmed, which could harm Mentari’s business, operating results, prospects, or financial condition.

Mentari’s future clinical trials or those of its future collaborators may reveal significant adverse events or undesirable side effects not seen in Mentari’s preclinical studies and may result in a safety profile that could halt clinical development, inhibit regulatory approval, or limit commercial potential or market acceptance of any of Mentari’s product candidates.

Results of Mentari’s clinical trials could reveal a high or unacceptable severity and prevalence of side effects, adverse events or unexpected characteristics. Mentari has not yet completed any clinical trials in humans. If significant adverse events or other side effects are observed in any of Mentari’s future clinical trials, Mentari may have difficulty recruiting patients to such trials, patients may drop out of Mentari’s trials, or Mentari may be required to abandon the trials or Mentari’s development efforts of one or more product candidates altogether. For example, there have been reports of constipation, increased blood pressure, and injection site reactions in anti-CGRP therapy clinical trials and/or in the postmarketing setting. Although the approved anti-CGRP class has generally demonstrated a favorable safety profile in clinical trials and post-marketing experience, Mentari cannot be certain that MT-001, MT-002, or future product candidates will not exhibit unexpected or more severe adverse events. Because no anti-PACAP monoclonal antibody has been approved, the full safety profile of the anti-PACAP class in humans is not yet established. Adverse events observed in other anti-PACAP clinical programs, including Lu AG09222, or in Mentari’s own clinical trials could adversely affect Mentari’s development programs.

Because MT-001 and MT-002 target PACAP, a neuropeptide with roles beyond migraine, including in cardiovascular and gastrointestinal physiology, it is possible that patients in Mentari’s future clinical trials could exhibit adverse events related to inhibition of PACAP signaling in these other systems. Additionally, because MT-002 is a bispecific antibody with no approved comparator of this modality in migraine, Mentari has no class-level safety precedent to guide expectations for MT-002’s safety profile. Mentari, the FDA or other applicable regulatory authorities, or an IRB or ethics committee, may suspend any clinical trials of any product candidate at any time for various reasons, including a belief that subjects or patients in such trials are being exposed to unacceptable health risks or adverse side effects. Some potential products developed in the biotechnology industry that initially showed therapeutic promise in early-stage studies and trials have later been found to cause side effects that prevented their further development. Other potential products have shown side effects in preclinical studies, which side effects do not present themselves in clinical trials in humans. Even if the side effects do not preclude the product candidate from obtaining or maintaining regulatory approval, undesirable side effects may inhibit market acceptance of the approved product due to tolerability concerns relative to other therapies. In addition, an extended half-life could prolong the duration of undesirable side effects, which could also inhibit market acceptance. Adverse events could also affect patient recruitment or the ability of enrolled subjects to complete Mentari’s clinical trials or could result in potential product liability claims. Potential side effects associated with Mentari’s product candidates may not be appropriately recognized or managed by the treating medical staff, as toxicities resulting from Mentari’s product candidates may not be normally encountered in the general patient population and by medical personnel. Any of these occurrences could harm Mentari’s business, financial condition, results of operations, and prospects significantly.

In addition, even if Mentari successfully advances its product candidates or any future product candidate through clinical trials, such trials will only include a limited number of patients and limited duration of exposure to Mentari’s product candidates. As a result, Mentari cannot be assured that adverse effects of Mentari’s product candidates will not be uncovered when a significantly larger number of patients are exposed to the product candidate after approval. Further, any clinical trials may not be sufficient to determine the effect and safety consequences of using Mentari’s product candidates over a multi-year period.

Mentari may expend its limited resources to pursue a particular program and fail to capitalize on programs that may be more profitable or for which there is a greater likelihood of success.

Because Mentari has limited financial and managerial resources, Mentari focuses its research and development efforts on certain selected programs. For example, Mentari is initially focused primarily on its lead product candidates, MT-001 and MT-002, targeting the PACAP and CGRP pathways in migraine prevention, as well as MT-003, MT-004, and MT-005. As a result, Mentari may forgo or delay pursuit of opportunities with other programs that later prove to have greater commercial potential. Mentari’s resource allocation decisions may cause Mentari to fail to capitalize on viable commercial products or profitable market opportunities. Mentari’s spending on current and future research and development product candidates for specific indications may not yield any commercially viable product candidates. If Mentari does not accurately evaluate the commercial potential or target market for a particular product candidate, Mentari may relinquish valuable rights to that product candidate through collaboration, licensing, or other royalty arrangements in cases in which it would have been more advantageous for Mentari to retain sole development and commercialization rights to such product candidate. In addition, Mentari may select product candidates amongst a variety of potential product candidates, and the product candidates Mentari selects may fail to be viable commercial products or the product candidates Mentari does not select may have a greater likelihood of success.

Any approved products resulting from Mentari’s current programs or any future program may not achieve adequate market acceptance among clinicians, patients, healthcare third-party payors, and others in the medical community necessary for commercial success and Mentari may not generate any future revenue from the sale or licensing of such products.

Even if regulatory approval is obtained for a product candidate resulting from one of Mentari’s current or future programs, Mentari may not gain market acceptance among physicians, healthcare professionals, patients, healthcare payors, or the medical community. Mentari may not generate or sustain revenue from sales of the product due to factors such as whether the product can be sold at a competitive cost and whether it will otherwise be accepted in the market. Market acceptance will depend on many factors, including factors that are not within Mentari’s control.

There are four approved anti-CGRP monoclonal antibodies and two approved oral CGRP receptor antagonists for migraine prevention in the United States. These products have established strong market positions, physician familiarity, and reimbursement frameworks. MT-001 and MT-002 are designed for patients with inadequate response to standard of care therapies and therefore depend on physicians identifying and escalating such patients, which may not occur at sufficient rates to support broad adoption. MT-003 is designed to compete directly in the anti-CGRP class with a differentiated subcutaneous quarterly dosing regimen; however, there is no assurance that clinicians or payors will perceive this dosing convenience as sufficiently differentiated from existing options to support switching or new prescriptions. Market participants with significant influence over acceptance of new treatments, such as clinicians and third-party payors, may not adopt Mentari’s product candidates, and step-therapy requirements, prior authorization policies, or formulary placement decisions by payors could limit patient access even if Mentari’s product candidates receive regulatory approval. Mentari may not be able to convince the medical community and third-party payors to accept and use, or to provide favorable reimbursement for, any programs developed by Mentari or its existing or future collaborators.

Market acceptance of Mentari’s product candidates may be negatively impacted by potential poor performance of Mentari’s competitors, including the occurrence of serious adverse events in such competitors’ clinical trials or failure by such competitors to obtain and maintain regulatory approval for their product candidates. Additionally, although Mentari believes that the improved dosing and convenience it expects its product candidates to provide will improve market acceptance of such product candidates and that Mentari’s product candidates will have a competitive efficacy profile, Mentari’s predictions may not be accurate and other competitive products may instead gain and hold the applicable market. Sales of medical products also depend on the willingness of clinicians to prescribe the treatment. Mentari cannot predict whether clinicians, clinicians’ organizations, hospitals, other healthcare providers, government agencies, or private insurers will determine that Mentari’s product is safe, therapeutically effective, cost effective or less burdensome as compared with competing treatments. If any current or future product candidate is approved but does not achieve an adequate level of acceptance by such parties, Mentari may not generate or derive sufficient revenue from that product candidate and may not become or remain profitable.

Certain of Mentari’s programs may compete with Mentari’s other programs, which could negatively impact Mentari’s business and reduce Mentari’s future revenue.

Mentari is developing MT-001 and MT-002, each targeting migraine prevention, and its future product candidates may also target migraine prevention. However, developing multiple product candidates for the same therapeutic indication may negatively impact Mentari’s business if the product candidates compete with each other. For example, if multiple product candidates are conducting clinical trials at the same time, they could compete for the enrollment of patients. In addition, if multiple product candidates are approved for migraine prevention, they may compete for market share, which could limit Mentari’s future revenue. In particular, MT-001 (anti-PACAP) and MT-002 (anti-CGRP × PACAP bispecific) are both designed to address patients with inadequate response to anti-CGRP therapy; if both are approved, they may compete for the same patient population and physician preference, potentially limiting the combined commercial opportunity of these two programs.

Mentari’s research and development efforts are concentrated in migraine prevention, a field with an established competitive landscape and well-defined efficacy standards. If the scientific basis for Mentari’s approach proves insufficient or the field experiences setbacks, Mentari’s entire pipeline could be adversely affected.

Mentari has concentrated its research and development efforts on migraine prevention, with its lead product candidates, MT-001 and MT-002, targeting the PACAP and CGRP pathways. The migraine prevention field has a well-established regulatory and clinical framework, with multiple approved therapies providing both clinical validation of targeted pathways and competitive benchmarks. However, demonstrating differentiation over approved therapies in a field with established efficacy standards presents significant clinical development risk. If Mentari’s product candidates fail to show meaningful differentiation over approved anti-CGRP therapies in terms of efficacy, safety, or dosing convenience, Mentari’s ability to achieve market penetration could be severely limited. If the PACAP pathway fails to validate as a clinically meaningful target in migraine—for example, if further clinical data from Lundbeck’s program or from Mentari’s own trials do not show meaningful efficacy in patients with inadequate response to anti-CGRP therapy—the scientific rationale for MT-001 and MT-002 could be undermined. Because Mentari’s pipeline is concentrated in a single therapeutic area, Mentari does not have the benefit of diversification across multiple therapeutic areas that could offset failures in any one program. A setback in one program could have a disproportionate impact on Mentari’s business, financial condition, results of operations, and prospects relative to a company with a more diversified pipeline. Adverse developments in the migraine prevention field generally, including safety signals or clinical failures by other companies developing therapies for similar indications, could negatively affect investor sentiment, regulatory scrutiny, and patient enrollment for Mentari’s clinical trials, regardless of the merits of Mentari’s own product candidates.

Mentari plans to conduct clinical trials for product candidates at sites outside the United States, and the FDA may not accept data from trials conducted in such locations.

Mentari plans to conduct one or more of its Phase 1 clinical trials for MT-001 and/or MT-002, as well as future trials, outside the United States in whole or in part, including potentially in Canada, the UK, the EU, Australia, and/or New Zealand. Although the FDA may accept data from clinical trials conducted outside the United States, acceptance of this data is subject to conditions imposed by the FDA. For example, the clinical trial must be well designed and conducted and performed by qualified investigators in accordance with ethical principles. The trial population must also adequately represent the U.S. population, and the data must be applicable to the U.S. population and U.S. medical practice in ways that the FDA deems clinically meaningful. In addition, while these clinical trials are subject to the applicable local laws, FDA acceptance of the data will depend on Mentari’s determination that the trials also complied with all applicable U.S. laws and regulations. Many foreign regulatory authorities have similar requirements for clinical data gathered outside of their respective jurisdictions. In addition, such foreign trials would be subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. There can be no assurance that the FDA or any comparable foreign regulatory authority will accept data from trials conducted outside of the United States or the relevant jurisdiction, as applicable. If the FDA or any comparable foreign regulatory authority does not accept such data, it would likely result in the need for additional trials, which would be costly and time-consuming and would delay or permanently halt Mentari’s development of the applicable product candidates or delay or prevent regulatory approval for commercialization in the applicable jurisdiction. Even if the FDA or any comparable foreign regulatory authority accepted such data, it could require Mentari to modify its planned clinical trials to receive clearance to initiate such trials in the United States or the relevant jurisdiction, as applicable, or to continue such trials once initiated.

Further, conducting international clinical trials presents additional risks that may delay completion of Mentari’s clinical trials. These risks include the failure of enrolled patients in foreign countries to adhere to clinical protocol as a result of differences in healthcare services or cultural customs that could restrict or limit Mentari’s ability to conduct its clinical trials, the administrative burdens of conducting clinical trials under multiple sets of foreign regulations, foreign exchange fluctuations, diminished protection of intellectual property in some countries, as well as political and economic risks relevant to foreign countries.

Risks Related to Mentari’s Reliance on Third Parties

Mentari relies on collaborations and licensing arrangements with third parties, including Paragon and Paragon Laboratories. If Mentari is unable to maintain these collaborations or licensing arrangements, or if these collaborations or licensing arrangements are not successful, Mentari’s business could be negatively impacted.

Mentari relies on its collaboration with third parties, including Paragon and Paragon Laboratories, for a substantial portion of its discovery capabilities and for the rights necessary to develop and commercialize its product candidates. In the future, Mentari could also rely on additional licensing arrangements with third parties. For example, Mentari has entered into the Paragon Option Agreements and the MT-001/002 License Agreement. However, Paragon or Paragon Laboratories could terminate these agreements under certain circumstances, including Mentari’s failure to make any payments owed to Paragon or Paragon Laboratories under the agreements or any uncured material breach of such agreements by Mentari, in which event Mentari may lose intellectual property rights and may not be able to develop or commercialize the product candidates covered by those agreements, including MT-001 and MT-002.

Collaborations or licensing arrangements that Mentari enters into may not be successful, and any success will depend heavily on the efforts and activities of such collaborators or licensors. If any of Mentari’s collaborators or licensors experiences delays in performance of, or fails to perform, their obligations under their agreement with Mentari, disagrees with Mentari’s interpretation of the terms of such agreement, or terminates their agreement with Mentari, Mentari’s pipeline and product candidates and development timeline could be adversely affected. If Mentari fails to comply with any of the obligations under its collaborations or license agreements, including payment terms and diligence terms, Mentari’s collaborators or licensors may have the right to terminate such agreements, in which event Mentari may lose intellectual property rights and may not be able to develop, manufacture, market or sell the products covered by Mentari’s agreements or may face other penalties under Mentari’s agreements. Mentari’s collaborators and licensors may also fail to properly maintain or defend the intellectual property Mentari has licensed from them, if required by Mentari’s agreement with them, leading to the potential invalidation of Mentari’s intellectual property, or they may even infringe upon Mentari’s intellectual property rights, any of which could subject Mentari to litigation or arbitration, which would be time-consuming and expensive and could harm Mentari’s ability to commercialize its product candidates. In addition, collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with Mentari’s product candidates and products if the collaborators believe that the competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than Mentari’s.

As part of Mentari’s strategy, Mentari plans to evaluate additional opportunities to enhance its capabilities and expand its development pipeline or add development or commercialization capabilities. Mentari may not realize the benefits of such collaborations, alliances or licensing arrangements. Any of these relationships may require Mentari to incur non-recurring and other charges, increase Mentari’s near and long-term expenditures, issue securities that dilute Mentari’s existing stockholders or disrupt Mentari’s management and business.

Mentari may face significant competition in attracting appropriate collaborators, and more established companies may also be pursuing strategies to license or acquire third-party intellectual property rights that Mentari considers attractive. These companies may have a competitive advantage over Mentari due to their size, financial resources and greater clinical development and commercialization capabilities. In addition, companies may be unwilling to assign or license rights to Mentari, whether they perceive Mentari to be a competitor or for other reasons. Whether Mentari reaches a definitive agreement for a collaboration will depend, among other things, upon Mentari’s assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. Collaborations are complex and time-consuming to negotiate, document and execute. In addition, consolidation among large pharmaceutical and biotechnology companies has reduced the number of potential future collaborators. Mentari may not be able to negotiate additional collaborations on a timely basis, on acceptable terms or at all. If Mentari fails to enter into collaborations and does not have sufficient funds or expertise to undertake the necessary development and commercialization activities, Mentari may not be able to further develop its product candidates or bring them to market.

Risks associated with the in-licensing or acquisition of product candidates could cause substantial delays in the preclinical and clinical development of Mentari’s product candidates.

Mentari has relied and continues to rely on Paragon, and expects to rely on Mentari’s future licensing partners, to (i) conduct research and development in accordance with the applicable protocol, legal, regulatory, and scientific standards, (ii) accurately report the results of all preclinical studies conducted prior to Mentari’s licensing or acquisition of the relevant product candidates, and (iii) correctly collect and interpret the data from these studies. If the research and development processes or the results of the development programs prior to Mentari’s licensing or acquisition of Mentari’s product candidates prove to be unreliable, this could result in increased costs and delays in the development of Mentari’s product candidates, which could adversely affect any future revenue from such product candidates, if approved.

Mentari may also acquire or in-license additional product candidates for preclinical or clinical development in the future as Mentari continues to build its pipeline. The risks associated with acquiring or in-licensing product candidates could result in delays in the commencement or completion of Mentari’s preclinical studies and clinical trials, if they are ever commenced or completed, and Mentari’s ability to generate revenues from its product candidates may be delayed. Please see the section titled “Risk Factors—Risks Related to Mentari’s Intellectual Property—If Mentari is unable to obtain or maintain necessary rights to its programs through acquisitions and in-licenses, Mentari’s business may be materially harmed” below for additional information regarding such risks.

Mentari currently relies, and plans to rely in the future, on third parties to conduct and support its preclinical studies and clinical trials. If these third parties do not properly and successfully carry out their contractual duties or meet expected deadlines, Mentari may not be able to obtain regulatory approval of or commercialize Mentari’s product candidates.

Mentari has utilized and plans to continue to utilize and depend upon independent investigators and collaborators, such as medical institutions, CROs, contract testing labs and strategic partners, to conduct and support Mentari’s preclinical studies and clinical trials under agreements with Mentari. Mentari will rely heavily on these third parties over the course of its preclinical studies and clinical trials, and Mentari controls only certain aspects of their activities. As a result, Mentari will have less direct control over the conduct, timing and completion of these preclinical studies and clinical trials and the management of data developed through preclinical studies and clinical trials than would be the case if Mentari was relying entirely upon its own staff. Nevertheless, Mentari is responsible for ensuring that each of its studies and trials is conducted in accordance with the applicable protocol, legal, regulatory, and scientific standards, and Mentari’s reliance on these third parties does not relieve Mentari of its regulatory responsibilities. Mentari and its third-party contractors and CROs are required to comply with GCP, which are regulations and guidelines enforced by the FDA and comparable foreign regulatory authorities for all of Mentari’s product candidates in clinical development. If Mentari or any of these third parties fail to comply with applicable GCP regulations, the clinical data generated in Mentari’s clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require Mentari to perform additional clinical trials before approving Mentari’s marketing applications. Mentari cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of Mentari’s clinical trials comply with GCP. In addition, Mentari’s clinical trials must be conducted with products manufactured in accordance with cGMP. Mentari’s failure to comply with these requirements may require Mentari to repeat clinical trials, which would delay the regulatory approval process. Moreover, Mentari’s business may be implicated if any of these third parties violates federal or state fraud and abuse or false claims laws and regulations or healthcare privacy and security laws, and foreign equivalents.

Any third parties conducting Mentari’s clinical trials will not be its employees and, except for remedies available to Mentari under its agreements with such third parties, Mentari cannot control whether they devote sufficient time and resources to Mentari’s programs. These third parties may encounter challenges hiring and retaining sufficient qualified personnel or they may be involved in mergers, acquisitions or similar transactions and may have relationships with other commercial entities, including Mentari’s competitors, for whom they may also be conducting clinical trials or other product development activities, which could negatively affect their performance on Mentari’s behalf and the timing thereof and could lead to products that compete directly or indirectly with Mentari’s current or future product candidates. If these third parties do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to Mentari’s clinical protocols or regulatory requirements or for other reasons, Mentari’s clinical trials may be extended, delayed or terminated and Mentari may not be able to complete development of, obtain regulatory approval of or successfully commercialize its product candidates.

In addition, Mentari plans to rely on foreign CROs and CMOs, including WuXi Biologics (Hong Kong) Limited (“WuXi Biologics (Hong Kong)”), for formulation and manufacturing of Mentari’s Phase 1 clinical trial materials, and will likely continue to rely on foreign CROs and CMOs in the future. Foreign CMOs may be the target of U.S. legislation, trade restrictions and other foreign regulatory requirements which could increase the cost or reduce the supply of material available to Mentari, delay the procurement or supply of such material, restrict or even prohibit Mentari’s ability to work with such CMOs, or have an adverse effect on Mentari’s ability to secure significant commitments from governments to purchase potential therapies.

The biopharmaceutical industry in China is strictly regulated by the Chinese government. Changes to Chinese regulations or government policies affecting biopharmaceutical companies are unpredictable and may have a material adverse effect on Mentari’s collaborators in China which could have an adverse effect on Mentari’s business, financial condition, results of operations, and prospects. In addition, the United States government has imposed significant tariffs on imports from China and other countries and may impose more restrictions on goods, including biologically derived substances, manufactured in or imported from China or other countries or impose other restrictions on companies’ ability to work with Chinese or other foreign counterparties. Evolving changes in China’s public health, economic, political, and social conditions and the uncertainty around China’s relationship with other governments, such as the United States and the UK, could also negatively impact Mentari’s ability to manufacture its product candidates for its planned clinical trials or have an adverse effect on its ability to secure government funding, which could adversely affect Mentari’s financial condition and cause Mentari to delay its clinical development programs. Furthermore, if one or more of Mentari’s collaborators or vendors in China is deemed to be a biotechnology company of concern under the BIOSECURE Act, Mentari’s operations and financial condition may be negatively impacted as a result of any delays or increased costs arising from the trade restrictions and other foreign regulatory requirements affecting such collaborators. In addition, while Mentari has established relationships with CROs and CMOs outside of China, moving to those suppliers in the event of a geopolitical instability affecting Mentari’s collaborators in China could introduce delays into the development program.

Mentari relies on the use of third-party CMOs to manufacture Mentari’s product candidates, and Mentari expects to continue to rely on third-party CMOs to produce Mentari’s products, if approved. Mentari’s business could be adversely affected if Mentari is unable to use third-party manufacturing sites or if the third-party manufacturers encounter difficulties in production.

Mentari does not currently own any facility that may be used as Mentari’s clinical-scale manufacturing and processing facility and must rely on CMOs to manufacture Mentari’s product candidates. Mentari has not yet caused its product candidates to be manufactured on a commercial scale and may not be able to do so for any of Mentari’s product candidates, if approved. Mentari currently has a single source for its supply of Mentari’s product candidates. If there should be any disruption in such supply arrangement, including any adverse events affecting Mentari’s sole supplier, or if Mentari experiences delays or difficulties in transferring, or is unable to successfully transfer, Mentari’s manufacturing processes, it could have a negative effect on the clinical development of Mentari’s product candidates and other operations while Mentari works to identify and qualify an alternate supply source. Mentari has limited control over the manufacturing process of, and may be dependent on, Mentari’s contract manufacturing partners for compliance with cGMP requirements and any other regulatory requirements of the FDA or comparable foreign regulatory authorities for the manufacture of Mentari’s product candidates. Beyond periodic audits, Mentari has limited control over the ability of its CMOs to maintain adequate quality control, quality assurance, and qualified personnel. If the FDA or another applicable regulatory authority does not approve these facilities for the manufacture of Mentari’s product candidates or withdraws any approval in the future, Mentari may need to find alternative manufacturing facilities, which would require the incurrence of significant additional costs and delays and materially adversely affect Mentari’s ability to develop, obtain regulatory approval for or market its product candidates, if approved. Mentari, or its future contract manufacturers, any future collaborators and their contract manufacturers could be subject to periodic unannounced inspections by the FDA, competent authorities of member states of the European Union (“EU Member States”) or other comparable foreign regulatory authorities, to monitor and ensure compliance with cGMP. Despite Mentari’s efforts to audit and verify regulatory compliance, one or more of Mentari’s third-party manufacturing vendors may be found on regulatory inspection by the FDA, competent authorities of EU Member States or other comparable foreign regulatory authorities to be noncompliant with cGMP regulations. Mentari’s failure, or the failure of Mentari’s CMOs, to comply with applicable regulations could result in sanctions being imposed on Mentari, including fines, injunctions, civil penalties, delays, suspension, variation or withdrawal of approvals, license revocation, seizures or recalls of product candidates or drugs, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of Mentari’s product candidates or products, if approved, and harm Mentari’s business and results of operations.

Moreover, Mentari’s CMOs may experience manufacturing difficulties due to resource constraints, supply chain issues, intellectual property disputes or as a result of labor disputes or unstable political environments. If any CMOs on which Mentari will rely fail to manufacture quantities of Mentari’s product candidates at quality levels necessary to meet regulatory requirements and at a scale sufficient to meet anticipated demand at a commercially reasonable cost, Mentari’s business, financial condition, and prospects could be materially and adversely affected. In addition, Mentari’s CMOs are responsible for transporting temperature-controlled materials that can be inadvertently degraded during transport due to several factors, rendering certain batches unsuitable for trial use for failure to meet, among others, Mentari’s integrity and purity specifications. Mentari and any of its CMOs may also face product seizure or detention or refusal to permit the import or export of products. Mentari’s business could be materially adversely affected by business disruptions to Mentari’s third-party providers that could materially adversely affect Mentari’s anticipated timelines, potential future revenue and financial condition and increase Mentari’s costs and expenses. Each of these risks could delay or prevent the completion of Mentari’s preclinical studies and clinical trials or the approval of any of Mentari’s product candidates by the FDA or comparable foreign regulatory authorities, result in higher costs or adversely impact commercialization of Mentari’s product candidates.

Risks Related to Mentari’s Business and Operations

In order to successfully implement its plans and strategies, Mentari will need to grow the size of its organization and Mentari may experience difficulties in managing this growth.

Mentari expects to experience significant growth in the number of its employees and the scope of Mentari’s operations, particularly in the areas of preclinical and clinical drug development, technical operations, clinical operations, and regulatory affairs. To manage its anticipated future growth, Mentari must continue to implement and improve its managerial, operational, financial, and personnel systems, expand Mentari’s facilities, and continue to recruit and train additional qualified personnel. Due to its limited financial resources and the limited experience of its management team working together in managing a company with such anticipated growth, Mentari may not be able to effectively manage the expansion of its operations or recruit and train additional qualified personnel.

Mentari will be highly dependent on its key personnel and anticipates hiring new key personnel. If Mentari is not successful in attracting and retaining highly qualified personnel, Mentari may not be able to successfully implement its business strategy.

As of June 15, 2026, Mentari had no employees. Mentari’s ability to compete in the highly competitive biotechnology and pharmaceutical industries depends upon its ability to attract and retain highly qualified managerial, scientific, and medical personnel. Mentari will be highly dependent on Mentari’s managerial, scientific, and medical personnel. Although Mentari expects to enter into employment agreements with Mentari’s executive officers, each of them may terminate their employment with Mentari at any time. Mentari does not expect to maintain “key person” insurance for any of Mentari’s executives or other employees. The loss of the services of Mentari’s executive officers or other key employees could impede the achievement of Mentari’s research, development and commercialization objectives and seriously harm its ability to successfully implement its business strategy. Furthermore, replacing executive officers and key personnel may be difficult and may take an extended period of time. If Mentari does not succeed in attracting and retaining qualified personnel, it could materially adversely affect Mentari’s business, financial condition, and results of operations. Mentari could in the future have difficulty attracting and retaining experienced personnel and may be required to expend significant financial resources in Mentari’s employee recruitment and retention efforts.

Mentari’s future growth may depend, in part, on its ability to operate in foreign markets, where Mentari would be subject to additional regulatory burdens and other risks and uncertainties.

Mentari’s future growth may depend, in part, on its ability to develop and commercialize its product candidates, if approved, in foreign markets for which Mentari may rely on collaboration with third parties. Recent and ongoing changes in the United States trade policy with foreign countries, including the continued uncertainty surrounding U.S. tariffs and potential retaliatory measures by foreign governments, may disrupt the global supply chain for biopharmaceutical products. For example, in September 2025, President Trump announced plans to impose 100% tariffs on imported branded or patented pharmaceuticals, unless the importing company is building U.S. manufacturing capacity. It is not yet clear whether these tariffs would apply to the importation of active pharmaceutical ingredients and possibly bulk drug products that are intended for use in clinical trials and not for commercial sale, which could increase the costs of materials for Mentari’s clinical trials. Any direct tariffs, if imposed on pharmaceutical products, may result in increased costs for raw materials and contract manufacturing services, reduced ability to source critical CMOs, and a delay in Mentari’s development timelines.

Mentari is not permitted to market or promote any of its product candidates before Mentari receives regulatory approval from the applicable foreign regulatory authority, and Mentari may never receive such regulatory approval for any of its product candidates. To obtain separate regulatory approval in many other countries, Mentari must comply with numerous and varying regulatory requirements of such countries regarding safety and efficacy and governing, among other things, clinical trials and commercial sales, pricing, and distribution of Mentari’s product candidates, if approved, and Mentari cannot predict success in these jurisdictions. If Mentari fails to comply with the regulatory requirements in international markets and receive applicable regulatory approvals, Mentari’s target market will be reduced and Mentari’s ability to realize the full market potential of its product candidates will be harmed and its business will be adversely affected. Moreover, even if Mentari obtains approval of its product candidates and ultimately commercialize its product candidates in foreign markets, Mentari would be subject to the risks and uncertainties, including the burden of complying with complex and changing foreign regulatory, tax, accounting and legal requirements and reduced protection of intellectual property rights in some foreign countries.

Mentari’s estimates of market opportunity and forecasts of market growth may prove to be inaccurate, and even if the markets in which Mentari competes achieve the forecasted growth, Mentari’s business may not grow at similar rates, or at all.

Mentari’s market opportunity estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates which may not prove to be accurate. Mentari’s estimates and forecasts relating to size and expected growth of its target market may prove to be inaccurate. Even if the markets in which Mentari competes meet its size estimates and growth forecasts, Mentari’s business may not grow at similar rates, or at all. Mentari’s growth is subject to many factors, including its success in implementing its business strategy, which is subject to many risks and uncertainties.

Mentari’s revenue will be dependent, in part, upon the size of the markets in the territories for which Mentari gains regulatory approval, the accepted price for the product, the ability to obtain coverage and reimbursement and whether Mentari owns the commercial rights for that territory. If the number of its addressable patients is not as significant as Mentari estimates, the indication approved by regulatory authorities is narrower than Mentari expects or the treatment population is narrowed by competition, physician choice, or treatment guidelines, Mentari may not generate significant revenue from sales of such products, even if approved.

Mentari’s employees, independent contractors, consultants, commercial collaborators, principal investigators, CROs, CMOs, suppliers and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

Mentari is exposed to the risk that its employees, independent contractors, consultants, commercial collaborators, principal investigators, CROs, CMOs, suppliers and vendors acting for or on its behalf may engage in misconduct or other improper activities. Misconduct by these parties could include intentional, reckless, or negligent conduct or disclosure of unauthorized activities to Mentari that violates FDA regulations, including those laws requiring the reporting of true, complete, and accurate information to the FDA, manufacturing standards, federal and state healthcare laws and regulations, and laws that require the true, complete, and accurate reporting of financial information or data. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs, and other business arrangements. Misconduct by these parties could also involve the improper use of individually identifiable information, including, without limitation, information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to Mentari’s reputation. Mentari has adopted a code of conduct, but it is not always possible to identify and deter misconduct by these parties and the precautions Mentari takes to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting Mentari from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations.

Mentari’s internal information technology systems, or those of any of its CROs, manufacturers, other contractors or consultants, third party service providers, or existing or future collaborators, may fail or suffer security or data privacy breaches or other unauthorized or improper access to, use of, or destruction of Mentari’s proprietary or confidential data, employee data or personal data, which could result in additional costs, loss of revenue, significant liabilities, harm to Mentari’s brand and material disruption of Mentari’s operations.

In the ordinary course of its business, Mentari and the third parties upon which Mentari relies collect, receive, store, process, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, transmit, and share (collectively, “Process”) proprietary, confidential, and sensitive data, including personal data, intellectual property, trade secrets, and other sensitive data (collectively, “Sensitive Information”).

Despite the implementation of security measures in an effort to protect systems that store Mentari’s information, given their size and complexity and the increasing amounts of information maintained on Mentari’s internal information technology systems and those of Mentari’s third-party CROs, other contractors (including sites performing Mentari’s clinical trials), third party service providers and supply chain companies, and consultants, these systems are potentially vulnerable to breakdown or other damage or interruption from service interruptions, system malfunction, natural disasters, terrorism, war and telecommunication and electrical failures, as well as security breaches from inadvertent or intentional actions by Mentari’s employees, contractors, consultants, business partners and/or other third parties, or from cyber-attacks by malicious third parties, which may compromise Mentari’s system infrastructure or lead to the loss, destruction, alteration or dissemination of, or damage to, Mentari’s data.

Some actors now engage and are expected to continue to engage in cyber-attacks, including without limitation nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, Mentari, and the third parties upon which Mentari relies, may be vulnerable to a heightened risk of these attacks, including retaliatory cyber-attacks, that could materially disrupt Mentari’s systems and operations. In particular, severe ransomware attacks are becoming increasingly prevalent and can lead to significant interruptions in Mentari’s operations, loss of sensitive data and income, reputational harm, and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but Mentari may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments.

To the extent that any disruption or security breach were to result in loss, destruction, unavailability, alteration, or dissemination of, or damage to, Mentari’s data or applications, or for it to be believed or reported that any of these occurred, Mentari could incur liability and reputational damage and the development and commercialization of its product candidates could be delayed. Further, Mentari’s insurance policies may not be adequate to compensate Mentari for the potential losses arising from any such disruption in, or failure or security breach of, Mentari’s systems or third-party systems where information important to Mentari’s business operations or commercial development is stored.

Mentari’s remote workforce may create additional risks for its information technology systems and data because Mentari’s employees work remotely and utilize network connections, computers, and devices working at home, while in transit and in public locations. Additionally, business transactions (such as acquisitions or integrations) could expose Mentari to additional cybersecurity risks and vulnerabilities, as Mentari’s systems could be negatively affected by vulnerabilities present in acquired or integrated entities’ systems and technologies.

While Mentari has implemented security measures designed to protect against security incidents, there can be no assurance that these measures will be effective. Mentari may be unable in the future to detect vulnerabilities in its information technology systems because such threats and techniques change frequently, are often sophisticated in nature, and may not be detected until after a security incident has occurred. Further, Mentari may experience delays in developing and deploying remedial measures designed to address any such identified vulnerabilities. Applicable data privacy and security obligations may require Mentari to notify relevant stakeholders of security incidents. Such disclosures are costly, and the disclosure or the failure to comply with such requirements could lead to adverse consequences.

Mentari relies on third-party service providers and technologies to operate critical business systems to Process Sensitive Information in a variety of contexts. Mentari’s ability to monitor these third parties’ information security practices is limited, and these third parties may not have adequate information security measures in place. If its third-party service providers experience a security incident or other interruption, Mentari could experience adverse consequences. While Mentari may be entitled to damages if its third-party service providers fail to satisfy their privacy or security-related obligations to Mentari, any award may be insufficient to cover its damages, or Mentari may be unable to recover such award. In addition, supply-chain attacks have increased in frequency and severity, and Mentari cannot guarantee that third parties’ infrastructure in Mentari’s supply chain or Mentari’s third-party partners’ supply chains have not been compromised.

If Mentari (or a third party upon whom Mentari relies) experiences a security incident or is perceived to have experienced a security incident, Mentari may experience adverse consequences, such as government enforcement actions (for example, investigations, fines, penalties, audits, and inspections); additional reporting requirements and/or oversight; restrictions on Processing Sensitive Information (including personal data); litigation (including class claims); indemnification obligations; negative publicity; reputational harm; monetary fund diversions; interruptions in Mentari’s operations (including availability of data); financial loss; and other similar harms. Security incidents and attendant consequences may cause stakeholders (including investors and potential customers) to stop supporting Mentari’s platform, deter new customers from products, and negatively impact Mentari’s ability to grow and operate Mentari’s business.

Mentari’s contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in Mentari’s contracts are sufficient to protect Mentari from liabilities, damages, or claims related to its data privacy and security obligations. Mentari cannot be sure that its insurance coverage will be adequate or sufficient to protect Mentari from or to mitigate liabilities arising out of Mentari’s privacy and security practices, that such coverage will continue to be available on commercially reasonable terms or at all, or that such coverage will pay future claims.

Mentari is subject to stringent and changing laws, regulations and standards, and contractual obligations relating to privacy, data protection, and data security. The actual or perceived failure to comply with such obligations could lead to government enforcement actions (which could include civil or criminal penalties), fines and sanctions, private litigation and/or adverse publicity and could negatively affect Mentari’s operating results and business.

Mentari, and third parties Mentari works with, are or may become subject to numerous domestic and foreign laws, regulations, and standards relating to privacy, data protection, and data security, the scope of which is changing, subject to differing applications and interpretations, and may be inconsistent among countries, or conflict with other rules. In addition, Mentari is and may become subject to the terms of contractual obligations related to privacy, data protection, and data security. Mentari’s obligations may also change or expand as its business grows. The actual or perceived failure by Mentari or third parties related to Mentari to comply with such laws, regulations and obligations could increase Mentari’s compliance and operational costs, expose Mentari to regulatory scrutiny, actions, fines and penalties, result in reputational harm, lead to a loss of customers, result in litigation and liability, and otherwise cause a material adverse effect on Mentari’s business, financial condition, and results of operations.

If Mentari fails to comply with environmental, health and safety laws and regulations, Mentari could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of Mentari’s business.

Mentari is subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Mentari’s operations may involve the use of hazardous and flammable materials, including chemicals and biological and radioactive materials. In addition, Mentari may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair Mentari’s research, development, or commercialization efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties, or other sanctions.

Mentari may be subject to adverse legislative or regulatory tax changes that could negatively impact its financial condition.

The rules governing U.S. federal, state and local income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service (“IRS”) and the U.S. Treasury Department. Changes to tax laws (which changes may have retroactive application) could adversely affect the Combined Company’s stockholders or Mentari. Mentari assesses the impact of various tax reform proposals and modifications to existing tax treaties in all jurisdictions where Mentari has operations to determine the potential effect on its business and any assumptions Mentari has made about its future taxable income. Mentari cannot predict whether any specific proposals will be enacted, the terms of any such proposals or what effect, if any, such proposals would have on Mentari’s business if they were to be enacted.

For example, the United States enacted the Inflation Reduction Act of 2022, which implements, among other changes, a 1% excise tax on certain stock buybacks. In addition, beginning in 2022, the Tax Cuts and Jobs Act (the “TCJA”) eliminated the previously available option to deduct research and development expenditures and requires taxpayers to amortize them generally over five years for research activities conducted in the United States and over fifteen years for research activities conducted outside the United States. On July 4, 2025, the U.S. Congress enacted the One Big Beautiful Bill Act, which includes a provision restoring the immediate deductibility of domestic research and development expenditures. The impact of this newly enacted law on Mentari’s tax position will depend on how the provision is implemented and interpreted by the IRS and other regulatory authorities. In addition, Mentari has no assurance as to whether, when and how this provision may be subject to further amendment or repeal. Such changes, among others, may adversely affect Mentari’s effective tax rate, results of operations, and financial condition.

Mentari may acquire businesses, product candidates, or products, or form strategic alliances, in the future, and may not realize the benefits of such acquisitions.

Mentari may acquire additional businesses or products, form strategic alliances, or create joint ventures with third parties that Mentari believes will complement or augment its existing business. If Mentari acquires businesses with promising markets or technologies, Mentari may not be able to realize the benefit of acquiring such businesses if Mentari is unable to successfully integrate them with its existing operations and company culture. Mentari may encounter numerous difficulties in developing, manufacturing, and marketing any new product candidates or products resulting from a strategic alliance or acquisition that delay or prevent Mentari from realizing their expected benefits or enhancing Mentari’s business. There is no assurance that, following any such acquisition, Mentari will achieve the synergies expected in order to justify the transaction, which could result in a material adverse effect on Mentari’s business and prospects.

Mentari maintains its cash at financial institutions, often in balances that exceed federally-insured limits. The failure of financial institutions could adversely affect Mentari’s ability to pay its operational expenses or make other payments.

Mentari’s cash held in non-interest-bearing and interest-bearing accounts exceeds the FDIC insurance limits. If such banking institutions were to fail, Mentari could lose all or a portion of those amounts held in excess of such insurance limitations. For example, the FDIC took control of Silicon Valley Bank in March 2023. The Federal Reserve subsequently announced that account holders would be made whole. However, the FDIC may not make all account holders whole in the event of future bank failures. In addition, even if account holders are ultimately made whole with respect to a future bank failure, account holders’ access to their accounts and assets held in their accounts may be substantially delayed. Any material loss that Mentari may experience in the future or inability for a material time period to access Mentari’s cash and cash equivalents could have an adverse effect on Mentari’s ability to pay its operational expenses or make other payments, which could adversely affect Mentari’s business.

Risks Related to Mentari’s Intellectual Property

Mentari’s intellectual property portfolio is at an early stage. Therefore, its ability to obtain and protect its patent rights, and protect other proprietary rights, is uncertain, exposing it to the possible loss of competitive advantage.

Mentari will rely upon a combination of patents, trademarks, trade secret protection, copyrights and confidentiality agreements, licenses, and its agreements with Paragon and Paragon Laboratories to protect the intellectual property related to Mentari’s programs and technologies and to prevent third parties from competing unfairly with Mentari. Mentari’s success depends in large part on its ability to obtain and maintain patent protection for Mentari’s product candidates and their uses, as well as Mentari’s ability to operate without infringing on or violating the proprietary rights of others. If Mentari is unable to obtain patent protection with respect to MT-001 and MT-002, or any future product candidates, Mentari’s business, financial condition, results or operations and prospects could be materially harmed.

Mentari’s intellectual property portfolio is at an early stage. Mentari does not currently own any issued patents or pending patent applications. With respect to MT-001, MT-002, and MT-003, Paragon has filed provisional patent applications in the United States directed to (i) antibodies targeting PACAP, (ii) antibodies targeting CGRP, and (iii) antibodies targeting both PACAP and CGRP, including applications covering composition of matter, pharmaceutical formulations, and methods of using such antibodies, and Mentari has exclusively licensed such provisional patent applications related to MT-001 and MT-002 from Paragon pursuant to the MT-001/002 License Agreement. Paragon, or Mentari if and when it controls prosecution, defense, maintenance and enforcement of patents, intends to file one or more non-provisional patent applications claiming priority to this provisional patent application. However, Mentari cannot provide assurances that such non-provisional patent application(s) will be filed, nor whether such non-provisional patent application(s), if filed, will issue, the breadth of any resulting issued patent(s), or whether any issued patent(s) will be found to be invalid, unenforceable, or will be challenged by third parties.

Any issued patents may not afford sufficient protection of Mentari’s product candidates or their intended uses against competitors, nor can there be any assurance that the patents issued will not be infringed, designed around, or invalidated by third parties, or effectively prevent others from commercializing competitive technologies, products, or product candidates. Even if these patents are granted, they may be difficult to enforce. Further, any issued patents that Mentari may license or own covering Mentari’s product candidates could be narrowed or found invalid or unenforceable if challenged in court or before administrative bodies in the United States or abroad, including the USPTO. If Mentari does not obtain patent coverage for the work Mentari is conducting, or if Mentari obtains such rights but they are invalidated or rendered unenforceable, Mentari may be unable to exclude competitors from pursuing and marketing the same or similar product candidates. Other risks Mentari faces if it is not able to obtain and maintain patent coverage for Mentari’s product candidates are the reduction in valuation of its product candidates, and ultimately of Mentari as a company, by potential investors, and Mentari’s inability to assert claims for infringement against third parties or counterclaim against such third parties or negotiate more advantageous settlement parameters. Further, if Mentari encounters delays in its clinical trials or delays in obtaining regulatory approval, the period of time during which Mentari could market its product candidates under patent protection would be reduced. Thus, the patents that Mentari may own or license may not afford Mentari any meaningful exclusivity period or competitive advantage.

Additionally, Mentari may not be able to obtain or protect Mentari’s intellectual property rights throughout the world and the legal systems in certain countries may not favor enforcement or protection of at least certain patents, trade secrets, or other intellectual property. Filing, prosecuting, maintaining, and defending patents on product candidates and other related inventions worldwide would be expensive and Mentari’s intellectual property rights in some foreign jurisdictions can be less extensive than those in the United States; the reverse may also occur. As such, Mentari may not have patents in all countries or all major markets and may not be able to obtain patents in all jurisdictions even if Mentari or its licensor files patent applications to obtain such rights. Mentari’s competitors may operate in countries where Mentari does not have patent protection and may be able to freely use its technologies and discoveries in such countries, at least to the extent not forbidden by law.

In addition to seeking patents for some of its technology and product candidates, Mentari may also rely on trade secrets, including unpatented know-how, technology, and other proprietary information, to maintain Mentari’s competitive position. Any disclosure, either intentional or unintentional, by Mentari’s employees, the employees of third parties with whom Mentari shares its facilities or third-party consultants and vendors that Mentari engages to perform research, clinical trials or manufacturing activities, or misappropriation by third parties (such as through a cybersecurity breach) of Mentari’s trade secrets or proprietary information could enable competitors to duplicate or surpass Mentari’s technological achievements, thus eroding Mentari’s competitive position in its market. In order to protect its proprietary technology and processes, Mentari relies in part on confidentiality agreements with its collaborators, employees, consultants, outside scientific collaborators and sponsored researchers and other advisors. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. Mentari may need to share its proprietary information, including trade secrets, with future business partners, collaborators, contractors, and others located in countries at heightened risk of theft of trade secrets, including through direct intrusion by private parties or state actors and those affiliated with or controlled by state actors. In addition, while Mentari undertakes reasonable efforts to protect its trade secrets and other confidential information from disclosure, others may independently discover trade secrets and proprietary information, and in such cases, Mentari may not be able to assert any trade secret rights against such party. Costly and time-consuming litigation could be necessary to enforce and determine the scope of Mentari’s proprietary rights and failure to obtain or maintain trade secret protection could adversely affect Mentari’s competitive business position.

Lastly, if Mentari’s trademarks and trade names are not registered or adequately protected, then Mentari may not be able to build name recognition in its markets of interest and Mentari’s business may be adversely affected.

If Mentari is unable to obtain or maintain necessary rights to its programs through acquisitions and in-licenses, Mentari’s business may be materially harmed.

Because Mentari’s development programs currently do and may in the future require the use of proprietary rights held by third parties, the growth of Mentari’s business will depend in part on its ability to acquire, in-license, or use these third-party proprietary rights. Mentari may be unable to acquire or in-license any compositions, methods of use, processes, or other third-party intellectual property rights from third parties that Mentari identifies as necessary for its programs. The licensing and acquisition of third-party intellectual property rights is a competitive area, and a number of more established companies may pursue strategies to license or acquire third-party intellectual property rights that Mentari may consider attractive or necessary. These established companies may have a competitive advantage over Mentari due to their size, capital resources and greater clinical development and commercialization capabilities. In addition, companies that perceive Mentari to be a competitor may be unwilling to assign or license rights to Mentari. Mentari also may be unable to license or acquire third-party intellectual property rights on terms that would allow Mentari to make an appropriate return on Mentari’s investment or at all. If Mentari is unable to successfully obtain rights to required third-party intellectual property rights or maintain intellectual property rights Mentari obtains in the future, Mentari may have to abandon development of the relevant program, which could have a material adverse effect on Mentari’s business, financial condition, results of operations, and prospects.

Mentari has the right to control prosecution, defense, maintenance, and enforcement of patents exclusively in-licensed under the MT-001/002 License Agreement. However, there may be times when rights for patents and patent applications relating to Mentari’s product candidates are controlled by Mentari’s future licensors or collaboration partners, including with respect to patents non-exclusively in-licensed under the MT-001/002 License Agreement. If Mentari, Paragon or any of Mentari’s future licensors (including Paragon Laboratories) or collaboration partners fail to prosecute, defend, maintain and enforce such patents and patent applications in a manner consistent with Mentari’s best interests, including by payment of all applicable fees for patents covering its product candidates, Mentari could lose its rights to the intellectual property or its exclusivity with respect to those rights, Mentari’s ability to develop and commercialize those product candidates may be adversely affected and Mentari may not be able to prevent competitors from making, using and selling competing products. In addition, even if Mentari has the right to control prosecution of patents and patent applications Mentari has licensed to and from third parties, including under future license agreements with Paragon or Paragon Laboratories following the point at which such control is assumed, Mentari may still be adversely affected or prejudiced by actions or inactions of Paragon, additional licensees, or licensors and their counsel prior to the date upon which Mentari assumes control over patent prosecution. For example, Paragon is currently responsible for the prosecution, defense, maintenance, and enforcement of patents related to MT-003, MT-004, and MT-005, for which Mentari has not exercised its option under the Paragon Option Agreements, as applicable, or entered into a license agreement.

Mentari’s future licensors may not be the sole and exclusive owners of all rights in the patents Mentari may in-license. If other third parties have rights to Mentari’s future in-licensed patents, they may be able to license such patents to Mentari’s competitors, and Mentari’s competitors could market competing products and technology. This could have a material adverse effect on Mentari’s competitive position, business, financial condition, results of operations, and prospects.

It is possible that Mentari may be unable to obtain licenses at a reasonable cost or on reasonable terms, if at all. Even if Mentari is able to obtain a license, it may be non-exclusive, thereby giving Mentari’s competitors access to the same technologies licensed to Mentari. In that event, Mentari may be required to expend significant time and resources to redesign Mentari’s product candidates, or the methods for manufacturing them or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis. If Mentari is unable to do so, Mentari may be unable to develop or commercialize the affected product candidates, which could harm Mentari’s business, financial condition, results of operations, and prospects significantly. Mentari cannot provide any assurances that third-party patents do not exist which might be enforced against Mentari’s product candidates, manufacturing methods or future products or methods resulting in either an injunction prohibiting Mentari’s manufacture or future sales, or, with respect to its future sales, an obligation on Mentari’s part to pay royalties and/or other forms of compensation to third parties, which could be significant.

Disputes may arise between Mentari and Mentari’s future licensors regarding intellectual property subject to a license agreement, including (but not limited to): the scope of rights granted under the license agreement and other interpretation-related issues; whether and the extent to which Mentari’s technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement; Mentari’s right to sublicense patents and other rights to third parties; Mentari’s right to transfer or assign the license; the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by Mentari’s future licensors and Mentari and Mentari’s partners; and the priority of invention of patented technology. If Mentari or its future licensors breach the terms of Mentari’s license agreements, such breach may have a material adverse effect on Mentari’s business and the commercialization efforts for its programs.

Mentari may be subject to intellectual property lawsuits or may need to file lawsuits to protect Mentari’s intellectual property, which could result in substantial costs and liability and prevent Mentari from commercializing Mentari’s potential products.

Because the intellectual property landscape in the biotechnology industry is rapidly evolving and interdisciplinary, it is difficult to conclusively assess Mentari’s freedom to operate and guarantee that Mentari can operate without infringing on or violating third party rights. If certain of Mentari’s product candidates are ultimately granted regulatory approval, patent rights held by third parties could be alleged to render one or more of Mentari’s product candidates infringing. If a third party successfully brings a claim against Mentari, and Mentari’s rights are not held invalid or unenforceable, Mentari may be required to pay substantial damages, be forced to abandon any affected product candidate and/or seek a license from the patent holder. In addition, any intellectual property claims (e.g., patent infringement or trade secret misappropriation) brought against Mentari, whether or not successful, may cause Mentari to incur significant legal expenses and divert the attention of Mentari’s management and key personnel from other business concerns. Mentari cannot be certain that future patents, if filed and issued, owned, or licensed by Mentari will not be challenged by others, whether in the course of litigation or in agencies like the USPTO. Some of Mentari’s competitors may be able to sustain the costs of complex intellectual property litigation more effectively than Mentari can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on Mentari’s ability to raise funds.

Competitors may infringe or otherwise violate Mentari’s future patents, trademarks, copyrights, or other intellectual property. To counter infringement or other violations, Mentari may be required to file claims, which can be expensive and time-consuming. Any such claims could provoke these parties to assert counterclaims against Mentari, including claims alleging that Mentari infringe their patents or other intellectual property rights. In addition, in a patent infringement proceeding, a court or administrative body may decide that one or more of the patents Mentari asserts is invalid or unenforceable, in whole or in part, construe the patent’s claims narrowly or refuse to prevent the other party from using the technology at issue on the grounds that Mentari’s patents do not cover the technology. Similarly, if Mentari asserts trademark infringement claims, a court or administrative body may determine that the marks Mentari has asserted are invalid or unenforceable or that the party against whom Mentari has asserted trademark infringement has superior rights to the marks in question. In such a case, Mentari could ultimately be forced to cease use of such marks. In any intellectual property litigation, even if

Mentari is successful, any award of monetary damages or other remedy Mentari receives may not be commercially valuable.

Further, Mentari may be required to protect its future patents, if filed and issued, through procedures created to attack the validity of a patent at the USPTO. An adverse determination in any such submission or proceeding could reduce the scope or enforceability of, or invalidate, Mentari’s patent rights, which could adversely affect Mentari’s competitive position. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in United States federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action.

In addition, if Mentari’s product candidates are found to infringe the intellectual property rights of third parties, these third parties may assert infringement claims against Mentari’s future licensees or customers and other parties with whom Mentari has business relationships and Mentari may be required to indemnify those parties for any damages they suffer as a result of these claims, which may require Mentari to initiate or defend protracted and costly litigation on behalf of licensees or other parties regardless of the merits of such claims. If any of these claims succeed, Mentari may be forced to pay damages on behalf of those parties or may be required to obtain licenses for the products Mentari uses.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation or other legal proceedings relating to Mentari’s intellectual property rights, there is a risk that some of Mentari’s confidential information could be compromised by disclosure during this type of litigation or other proceedings.

Mentari’s success will depend in part on Mentari’s and Mentari’s future licensors’ ability to obtain, maintain and enforce patent protection for Mentari’s licensed intellectual property.

Mentari’s success will depend in part on its, Paragon’s, and Mentari’s future licensors’ (including Paragon Laboratories’) ability to obtain, maintain and enforce patent protection for its licensed intellectual property. Currently, pursuant to the MT-001/002 License Agreement, Mentari has the first right, but not the obligation, to prosecute and maintain certain licensed patents for MT-001 and MT-002, and Paragon controls the prosecution, maintenance, enforcement, and defense of certain other licensed patents. Currently, Paragon also controls the prosecution, maintenance, enforcement, and defense of patents related to MT-003, MT-004 and MT-005. Mentari, Paragon and Mentari’s future licensors may not successfully prosecute the patent applications that cover its product candidates. Even if patents are issued in respect of these patent applications, Mentari, Paragon, and Mentari’s future licensors (including Paragon Laboratories) may fail to maintain these patents, may determine not to pursue litigation against other companies that are infringing these patents, or may pursue such litigation less aggressively than Mentari would. Without protection for any in-licensed intellectual property, other companies might be able to offer substantially identical products for sale, which could adversely affect Mentari’s competitive business position and harm its business prospects.

Mentari may be subject to claims that Mentari has wrongfully hired an employee from a competitor or that Mentari’s employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties.

As is common in the biotechnology industry, in addition to Mentari’s employees, Mentari engages the services of consultants to assist Mentari in the development of Mentari’s product candidates. Many of these consultants, and many of Mentari’s employees, were previously employed at, or may have previously provided or may be currently providing consulting services to, other biotechnology or pharmaceutical companies including Mentari’s competitors or potential competitors. Mentari could in the future be subject to claims that Mentari or Mentari’s employees have inadvertently or otherwise used or disclosed alleged trade secrets or other confidential information of former employers or competitors. Although Mentari tries to ensure that its employees and consultants do not use the intellectual property, proprietary information, know-how or trade secrets of others in their work for Mentari, Mentari may become subject to claims that it caused an employee to breach the terms of his or her non-competition or non-solicitation agreement, or that Mentari or these individuals have, inadvertently or otherwise, used or disclosed the alleged trade secrets or other proprietary information of a former employer or competitor.

While Mentari may litigate to defend against these claims, even if Mentari is successful, litigation could result in substantial costs and could be a distraction to management and other employees. If Mentari’s defenses to these claims fail, in addition to requiring Mentari to pay monetary damages, a court could prohibit Mentari from using technologies or features that are essential to Mentari’s product candidates, if such technologies or features are found to incorporate or be derived from the trade secrets or other proprietary information of the former employers. Moreover, any such litigation or the threat thereof may adversely affect Mentari’s reputation, its ability to form strategic alliances or sublicense Mentari’s rights to collaborators, engage with scientific advisors or hire employees or consultants, each of which would have an adverse effect on Mentari’s business, results of operations and financial condition. Even if Mentari is successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

Changes to patent laws in the United States and other jurisdictions could diminish the value of patents in general, thereby impairing Mentari’s ability to protect its products.

Changes in either the patent laws or interpretation of patent laws in the United States, including patent reform legislation such as the Leahy-Smith America Invents Act (the “Leahy-Smith Act”) could increase the uncertainties and costs surrounding the prosecution of Mentari’s owned and in-licensed patent applications and the maintenance, enforcement, or defense of Mentari’s owned and in-licensed issued patents. The Leahy-Smith Act includes a number of significant changes to United States patent law. These changes include provisions that affect the way patent applications are prosecuted, redefine prior art, provide more efficient and cost-effective avenues for competitors to challenge the validity of patents, and enable third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent at USPTO-administered post-grant proceedings, including post-grant review, inter partes review, and derivation proceedings. Assuming that other requirements for patentability are met, prior to March 2013, in the United States, the first to invent the claimed invention was entitled to the patent, while outside the United States, the first to file a patent application was entitled to the patent. After March 2013, under the Leahy-Smith Act, the United States transitioned to a first-to-file system in which, assuming that the other statutory requirements for patentability are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. As such, the Leahy-Smith Act and its implementation increased the uncertainties and costs surrounding the prosecution of Mentari’s patent applications and the enforcement or defense of Mentari’s issued patents, all of which could have a material adverse effect on Mentari’s business, financial condition, results of operations, and prospects. Additionally, there have been proposals for additional changes to the patent laws of the United States and other countries that, if adopted, could impact Mentari’s ability to enforce its proprietary technology.

In addition, the patent positions of companies in the development and commercialization of biologics and pharmaceuticals are particularly uncertain. U.S. Supreme Court and U.S. Court of Appeals for the Federal Circuit rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations, including in the antibody arts. For example, the United States Supreme Court in Amgen, Inc. v. Sanofi (“Amgen”) recently held that Amgen’s patent claims to a class of antibodies functionally defined by their ability to bind a particular antigen were invalid for lack of enablement where the patent specification provided 26 exemplary antibodies, but the claimed class of antibodies covered a “vast number” of additional antibodies not disclosed in the specification. The Court stated that if patent claims are directed to an entire class of compositions of matter, then the patent specification must enable a person skilled in the art to make and use the entire class of compositions. This decision makes it unlikely that Mentari will be granted U.S. patents with composition of matter claims as broad as Amgen’s directed to antibodies functionally defined by their ability to bind a particular antigen. Even if Mentari is granted claims directed to functionally defined antibodies, it is possible that a third party may challenge Mentari’s patents, when issued, relying on the reasoning in Amgen or other precedential court decisions. This combination of events has created uncertainty with respect to the validity and enforceability of patents once obtained. Depending on future actions by the U.S. Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could have a material adverse effect on Mentari’s patent rights and its ability to protect, defend and enforce its patent rights in the future.

In addition, the U.S. Supreme Court’s July 2024 decision to overturn established case law giving deference to regulatory agencies’ interpretations of ambiguous statutory language has introduced uncertainty regarding the extent to which the FDA’s regulations, policies and decisions may become subject to increasing legal challenges, delays, and/or changes. Mentari cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. Geopolitical instability in the United States and in foreign countries could increase the uncertainties and costs surrounding the prosecution or maintenance of patent applications and the maintenance, enforcement, or defense of issued patents. In addition, the Unified Patent Court (“UPC”) entered into force on June 1, 2023. The UPC is a common patent court that hears patent infringement and revocation proceedings effective for EU Member States. This could enable third parties to seek revocation of a European patent in a single proceeding at the UPC rather than through multiple proceedings in each of the jurisdictions in which the European patent is validated.

Although Mentari does not currently own or license any European patents or applications, if Mentari obtains or licenses such patents and applications in the future, any such revocation and loss of patent protection could have a material adverse impact on Mentari’s business and its ability to commercialize or license its technology and products. Moreover, the controlling laws and regulations of the UPC will develop over time and may adversely affect Mentari’s ability to enforce or defend the validity of any European patents Mentari may obtain. Mentari may decide to opt out from the UPC any future European patent applications that Mentari may file and any patents Mentari may obtain. If certain formalities and requirements are not met, however, such European patents and patent applications could be challenged for non-compliance and brought under the jurisdiction of the UPC. Mentari cannot be certain that future European patents and patent applications will avoid falling under the jurisdiction of the UPC, if Mentari decides to opt out of the UPC.

Obtaining and maintaining patent protection depends on compliance with various procedural, document submissions, fee payment, and other requirements imposed by governmental patent agencies, and Mentari’s patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuities fees and various other governmental fees on patents and/or patent applications are due to be paid to the USPTO and foreign patent agencies in several stages over the lifetime of the patent and/or patent application. The USPTO and various foreign governmental patent agencies also require compliance with a number of procedural, documentary, fee payment, and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If Mentari fails to maintain any future patents and patent applications, if filed and issued, covering Mentari’s product candidates, its competitive position would be adversely affected.

Mentari may not identify relevant third-party patents or may incorrectly interpret the relevance, scope, or expiration of a third-party patent, which might adversely affect Mentari’s ability to develop and market its products.

Mentari cannot guarantee that any of Mentari’s patent searches or analyses, including the identification of relevant patents, the scope of patent claims or the expiration of relevant patents, are complete or thorough, nor can Mentari be certain that it has identified each and every third-party patent and pending application in the United States and abroad that is relevant to or necessary for the commercialization of Mentari’s product candidates in any jurisdiction. The scope of a patent claim is determined by an interpretation of the law, the written disclosure in a patent, the patent’s prosecution history and in some cases certain extrinsic evidence of the meaning of terms in a claim. Mentari’s interpretation of the relevance or the scope of a patent or a pending application may be incorrect. For example, Mentari may incorrectly determine that its products are not covered by a third-party patent or may incorrectly predict whether a third-party’s pending application will issue with claims of relevant scope. Mentari’s determination of the expiration date of any patent in the United States or abroad that Mentari considers relevant may be incorrect. Mentari’s failure to identify and correctly interpret relevant patents may negatively impact its ability to develop and market its products.

In addition, because some patent applications in the United States may be maintained in secrecy until the patents are issued, patent applications in the United States and many foreign jurisdictions are typically not published until 18 months after filing, and publications in the scientific literature often lag behind actual discoveries, Mentari cannot be certain that others have not filed patent applications for technology covered by Mentari’s future issued patents or its pending applications, if filed, or that Mentari is the first to invent the technology. Mentari’s competitors may have filed, and may in the future file, patent applications covering Mentari’s products or technology similar to Mentari’s. Any such patent application may have priority over Mentari’s future patent applications or patents, if filed and issued, which could require Mentari to obtain rights to issued patents covering such technologies.

Mentari may become subject to claims challenging the inventorship or ownership of Mentari’s patents, if issued, and other intellectual property.

Mentari may be subject to claims that former employees, collaborators or other third parties have an interest in Mentari’s future patents, if filed and issued, or other intellectual property as an inventor or co-inventor. The failure to name the proper inventors on a patent application can result in the patents issuing thereon being invalid or unenforceable. Inventorship disputes may arise from conflicting views regarding the contributions of different individuals named as inventors, the effects of foreign laws where foreign nationals are involved in the development of the subject matter of the patent, conflicting obligations of third parties involved in developing Mentari’s programs or as a result of questions regarding co-ownership of potential joint inventions. Litigation may be necessary to resolve these and other claims challenging inventorship and/or ownership. Alternatively, or additionally, Mentari may enter into agreements to clarify the scope of Mentari’s rights in such intellectual property. If Mentari fails in defending any such claims, in addition to paying monetary damages, Mentari may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on Mentari’s business. Even if Mentari is successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Mentari’s current or future licensors may have relied on third-party consultants or collaborators or on funds from third parties, such as the U.S. government, such that Mentari’s licensors are not the sole and exclusive owners of the patents Mentari in-licensed. If other third parties have ownership rights or other rights to Mentari’s in-licensed patents, they may be able to license such patents to Mentari’s competitors, and its competitors could market competing products and technology. This could have a material adverse effect on Mentari’s competitive position, business, financial condition, results of operations, and prospects.

Patent terms may be inadequate to protect Mentari’s competitive position of its product candidates for an adequate amount of time.

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from Mentari’s earliest U.S. non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering Mentari’s product candidates are obtained, once the patent life has expired, Mentari may be open to competition from competitive products, including generics or biosimilars. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such product candidates might expire before or shortly after such product candidates are commercialized. As a result, Mentari’s owned and licensed patent portfolio may not provide Mentari with sufficient rights to exclude others from commercializing products similar or identical to Mentari’s.

Mentari’s technology licensed from various third parties may be subject to retained rights.

Mentari’s future licensors may retain certain rights under the relevant agreements with Mentari, including the right to use or license the licensed technology outside of the scope of Mentari’s license, use the underlying technology for noncommercial academic and research use, to publish general scientific findings from research related to the technology, and to make customary scientific and scholarly disclosures of information relating to the technology. It is difficult to monitor whether Mentari’s licensors limit their use of the technology to these uses, and Mentari could incur substantial expenses to enforce its rights to its licensed technology in the event of misuse. In addition, while there are certain restrictions on Paragon’s ability to develop products that could be competitive with Mentari’s as more fully described in “Mentari’s Business — Paragon Agreements” beginning on page 314 of this proxy statement/prospectus, these restrictions may not prevent the possible future license or development by Paragon of certain technology that could lead to product candidates competitive with Mentari’s. This could have a material adverse effect on Mentari’s competitive position, business, financial condition, results of operations, and prospects.

Risks Related to Government Regulation

The regulatory approval processes of the FDA and other comparable foreign regulatory authorities are lengthy, time-consuming, and inherently unpredictable. If Mentari is not able to obtain, or if there are delays in obtaining, required regulatory approvals for Mentari’s product candidates, Mentari will not be able to commercialize, or will be delayed in commercializing, its product candidates, and its ability to generate revenue will be materially impaired.

The process of obtaining regulatory approvals, both in the United States and abroad, is unpredictable, expensive, and typically takes many years following commencement of clinical trials, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product candidates involved. Mentari cannot commercialize product candidates in the United States without first obtaining regulatory approval from the FDA. Similarly, Mentari cannot commercialize product candidates outside of the United States without obtaining regulatory approval from comparable foreign regulatory authorities. Before obtaining regulatory approvals for the commercial sale of Mentari’s product candidates, including MT-001 and MT-002, Mentari must demonstrate through lengthy, complex, and expensive preclinical studies and clinical trials that its product candidates are both safe and effective for each targeted indication. Securing regulatory approval also requires the submission of information about the drug manufacturing process to, and inspection of manufacturing facilities by, the relevant regulatory authority. Further, Mentari’s product candidates may not be effective, may be only moderately effective, may prove to have undesirable or unintended side effects, toxicities, or other characteristics, or may fail to improve on the applicable standard of care, any of which may preclude Mentari from obtaining regulatory approval. The FDA and comparable foreign regulatory authorities have discretion in the approval process and may refuse to accept any application or may decide that Mentari’s data is insufficient for approval and require additional preclinical, clinical, or other data. Mentari’s product candidates could be delayed in receiving, or fail to receive, regulatory approval for many reasons, including: the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of Mentari’s clinical trials; Mentari may be unable to demonstrate to the satisfaction of the FDA or comparable foreign regulatory authorities that a product candidate is safe and effective for Mentari’s proposed indication; the results of clinical trials may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for approval; serious and unexpected drug-related side effects may be experienced by participants in Mentari’s clinical trials or by individuals using drugs similar to its product candidates; Mentari may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh Mentari’s safety risks; the FDA or comparable foreign regulatory authorities may disagree with Mentari’s interpretation of data from preclinical studies or clinical trials; the data collected from clinical trials of Mentari’s product candidates may not be acceptable or sufficient to support the submission of a BLA or other submission or to obtain regulatory approval in the United States or elsewhere, and Mentari may be required to conduct additional clinical trials; the FDA or the applicable foreign regulatory authority may disagree regarding the formulation, labeling and/or the specifications of Mentari’s product candidates; the FDA or comparable foreign regulatory authorities may fail to approve the manufacturing processes or facilities of third-party manufacturers with which Mentari contracts for clinical and commercial supplies; and the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering Mentari’s clinical data insufficient for approval.

Of the large number of drugs in development, only a small percentage successfully complete the FDA or applicable foreign regulatory approval processes and are commercialized. The lengthy approval process as well as the unpredictability of future clinical trial results may result in Mentari failing to obtain regulatory approval to market Mentari’s product candidates, which would significantly harm Mentari’s business, results of operations and prospects.

If Mentari was to obtain approval, regulatory authorities may approve any of Mentari’s product candidates for fewer or more limited indications than Mentari requests, including failing to approve the most commercially promising indications, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. If Mentari is not able to obtain, or if there are delays in obtaining, required regulatory approvals for Mentari’s product candidates, Mentari will not be able to commercialize, or will be delayed in commercializing, this could have a material adverse effect on Mentari’s competitive position, business, financial condition, results of operations, and prospects. In addition, the FDA and foreign regulatory authorities may undergo leadership changes, change their policies, issue additional regulations, or revise existing regulations, or take other actions, such as those implemented by the Department of Government Efficiency, which may impact Mentari’s clinical development plans or prevent or delay approval of Mentari’s product candidates under development on a timely basis. Such policy or regulatory changes could impose additional requirements upon Mentari that could delay Mentari’s ability to obtain approvals and increase the costs of compliance. Since the start of President Trump’s administration in 2025, U.S. policy changes have been implemented at a rapid pace and additional changes are likely. It is difficult to predict how executive actions that may be taken under the current administration may affect the FDA’s ability to exercise its regulatory authority. If any actions impose constraints on the FDA’s ability to engage in routine oversight and product review activities in the normal course, Mentari’s business may be negatively impacted. Additionally, the federal government could adopt legislation, regulations or policies that adversely affect Mentari’s business or create a more challenging and costly environment to pursue the development, approval, and commercialization of Mentari’s product candidates.

Mentari may not be able to meet requirements for the chemistry, manufacturing, and control of Mentari’s product candidates.

In order to receive approval of Mentari’s products by the FDA and comparable foreign regulatory authorities, Mentari must show that it and Mentari’s contract manufacturing partners are able to characterize, control and manufacture Mentari’s drug products safely and in accordance with regulatory requirements. This includes manufacturing the active ingredient, developing an acceptable formulation, manufacturing the drug product, performing tests to adequately characterize the formulated product, documenting a repeatable manufacturing process, and demonstrating that Mentari’s drug products meet stability requirements. Meeting these chemistry, manufacturing and control requirements is a complex task that requires specialized expertise. If Mentari is not able to meet the chemistry, manufacturing, and control requirements, Mentari may not be successful in getting Mentari’s products approved.

Mentari’s product candidates for which Mentari intends to seek approval as biologics may face competition from biosimilars sooner than anticipated.

The ACA includes a subtitle called the Biologics Price Competition and Innovation Act of 2009 (“BPCIA”), which created an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with an FDA-licensed reference biological product. Under the BPCIA, an application for a highly similar or “biosimilar” product may not be submitted to the FDA until four years following the date that the reference product was first approved by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first approved. During this 12-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a full BLA for the competing product containing the sponsor’s own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity, and potency of their product.

Mentari believes that any of Mentari’s product candidates approved as biologics under a BLA should qualify for the 12-year period of exclusivity. However, there is a risk that this exclusivity could be shortened due to congressional action or otherwise, or that the FDA will not consider Mentari’s product candidates to be reference products for competing products, potentially creating the opportunity for competition sooner than anticipated. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. Moreover, the extent to which a biosimilar, once approved, will be substituted for any reference products in a way that is similar to traditional generic substitution for non-biological products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing.

Even if Mentari receives regulatory approval of Mentari’s product candidates, Mentari will be subject to extensive ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense, and Mentari may be subject to penalties if it fails to comply with regulatory requirements or experience unanticipated problems with its product candidates.

Any regulatory approvals that Mentari may receive for Mentari’s product candidates will require the submission of reports to regulatory authorities and surveillance to monitor the safety and efficacy of the product candidate, may contain significant limitations related to use restrictions for specified age groups, warnings, precautions, or contraindications, and may include burdensome post-approval study or risk management requirements. For example, the FDA may require a risk evaluation and mitigation strategy (“REMS”) in order to approve Mentari’s product candidates, which could entail requirements for a medication guide, physician training and communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries, and other risk minimization tools. Comparable foreign regulatory authorities may impose similar requirements. In addition, if the FDA or comparable foreign regulatory authorities approve Mentari’s product candidates, Mentari’s product candidates and the activities associated with their development and commercialization, including their design, testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, advertising, promotion, sale, distribution, import and export will be subject to comprehensive regulation by the FDA and other regulatory agencies in the United States and by comparable foreign regulatory authorities. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as on-going compliance with cGMPs and GCPs for any clinical trials that Mentari conducts following approval. In addition, manufacturers of drug products and their facilities are subject to continual review and periodic, unannounced inspections by the FDA and other regulatory authorities for compliance with cGMPs. If Mentari or a regulatory authority discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facilities where the product is manufactured, a regulatory authority may impose restrictions on that product, the manufacturing facility or Mentari, including requiring recall or withdrawal of the product from the market or suspension of manufacturing, delays or restrictions on Mentari’s ability to conduct clinical trials or delays or refusal to grant a marketing authorization, including full or partial clinical holds on ongoing or planned trials, restrictions on the manufacturing process, warning or untitled letters, civil and criminal penalties, injunctions, product seizures, detentions or import bans, suspension, withdrawal or variation of any marketing authorization that has been granted, voluntary or mandatory publicity requirements and imposition of restrictions on operations, including costly new manufacturing requirements. Similar penalties may apply in case of failure by Mentari or by any of Mentari’s third-party partners, including suppliers, manufacturers and distributors, to comply with FDA and EU laws and the related national laws of individual EU Member States and other applicable regulatory authorities governing the conduct of clinical trials, manufacturing approval, marketing authorization of medicinal products and marketing of such products, both before and after grant of a marketing authorization, statutory health insurance, bribery and anti-corruption or other applicable regulatory requirements, including administrative, civil or criminal penalties. The occurrence of any event or penalty described above may inhibit Mentari’s ability to commercialize its product candidates and generate revenue and could require Mentari to expend significant time and resources in response and could generate negative publicity.

Disruptions at the FDA, the SEC and other government agencies and regulatory authorities caused by funding shortages or global health concerns could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of Mentari’s business may rely, which could negatively impact its business.

The ability of the FDA to review regulatory filings and Mentari’s ability to commence human clinical trials can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory and policy changes. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of the SEC, and other government agencies on which Mentari’s operations may rely, including those that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies or comparable foreign regulatory authorities may also slow the time necessary for the review and approval of applications for clinical trial or marketing authorization, which would adversely affect Mentari’s business. For example, in recent years, including in 2018, 2019 and 2025, the U.S. government shut down several times and certain regulatory agencies, such as the FDA and the SEC, had to furlough critical employees and stop critical activities. Additionally, action by the Trump administration to limit federal agency budgets or personnel may result in reductions to the FDA’s budget, employees, and operations, which may lead to slower response times and longer review periods, potentially affecting Mentari’s ability to progress development of its product candidates or obtain regulatory approval for its product candidates. If a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process Mentari’s regulatory submissions, which could have a material adverse effect on its business. Further, future government shutdowns could impact Mentari’s ability to access the public markets and obtain necessary capital in order to properly capitalize and continue Mentari’s operations.

If a prolonged government shutdown occurs, or if global health concerns prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA or other regulatory authorities to timely review and process Mentari’s regulatory submissions, which could have a material adverse effect on Mentari’s business.

Mentari may face difficulties from healthcare and regulatory legislative reform measures.

Existing regulatory policies may change, and additional government regulations may be enacted that could prevent, limit, or delay regulatory approval of Mentari’s product candidates. Mentari cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. For example, the Trump administration has discussed several changes to the reach and oversight of the FDA, which could affect its relationship with the pharmaceutical industry, transparency in decision making and ultimately the cost and availability of prescription drugs. If Mentari is slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if Mentari is not able to maintain regulatory compliance, Mentari may lose any regulatory approval that it may have obtained and it may not achieve or sustain profitability.

Mentari’s business operations and current and future arrangements with investigators, healthcare professionals, consultants, third-party payors, patient organizations, and customers will be subject to applicable healthcare regulatory laws, which could expose Mentari to penalties.

Mentari’s business operations and current and future arrangements with investigators, healthcare professionals, consultants, third-party payors, patient organizations, and customers may expose Mentari to broadly applicable fraud and abuse and other healthcare laws and regulations. These laws may constrain the business or financial arrangements and relationships through which Mentari conducts its operations, including how it researches, markets, sells and distributes its product candidates, if approved.

Ensuring that Mentari’s internal operations and future business arrangements with third parties comply with applicable healthcare laws and regulations will involve substantial costs. If Mentari’s operations are found to be in violation of any of these laws or any other governmental laws and regulations that may apply to Mentari, it may be subject to significant penalties, including civil, criminal and administrative penalties, damages, fines, exclusion from government-funded healthcare programs, integrity oversight and reporting obligations to resolve allegations of non-compliance, disgorgement, individual imprisonment, contractual damages, reputational harm, diminished profits and the curtailment or restructuring of Mentari’s operations. Further, defending against any such actions can be costly and time-consuming and may require significant personnel resources. Therefore, even if Mentari is successful in defending against any such actions that may be brought against it, Mentari’s business may be impaired.

Even if Mentari is able to commercialize any product candidates, due to unfavorable pricing regulations and/or third-party coverage and reimbursement policies, Mentari may not be able to offer such product candidates at competitive prices, which would seriously harm Mentari’s business.

Mentari intends to seek approval to market Mentari’s product candidates in both the United States and in selected foreign jurisdictions. If Mentari obtains approval in one or more foreign jurisdictions for Mentari’s product candidates, Mentari will be subject to rules and regulations in those jurisdictions. Mentari’s ability to successfully commercialize any product candidates that Mentari may develop will depend in part on the extent to which reimbursement for these product candidates and related treatments will be available from government health administration authorities, private health insurers, and other organizations. Government authorities and other third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. Government authorities and other third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. These entities may create preferential access policies for a competitor’s product, including a branded or generic/biosimilar product, over Mentari’s products in an attempt to reduce their costs, which may reduce Mentari’s commercial opportunity.

Mentari is subject to U.S. and certain foreign export and import controls, sanctions, embargoes, anti-corruption laws, and anti-money laundering laws and regulations. Mentari can face criminal liability and other serious consequences for violations, which can harm Mentari’s business.

Mentari is subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations, various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls, the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, and other state and national anti-bribery and anti-money laundering laws in the countries in which Mentari conducts activities. Governmental regulation of the import or export of Mentari’s drug candidates, or Mentari’s failure to obtain any required import or export authorization for its candidates, when applicable, could harm international operations. Furthermore, export control laws and economic sanctions prohibit the provision of certain items, technology, and services to countries, governments, and persons targeted by sanctions programs. Anti-corruption laws are interpreted broadly and prohibit companies and their employees, agents, contractors, and other collaborators from authorizing, promising, offering, or providing, directly or indirectly, improper payments or anything else of value to or from recipients in the public or private sector. Mentari may engage third parties to sell Mentari’s products outside the United States, to conduct clinical trials, and/or to obtain necessary permits, licenses, patent registrations, and other regulatory approvals. Mentari has direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities, and other organizations. Mentari can be held liable for the corrupt or other illegal activities of Mentari’s employees, agents, contractors, and other collaborators, even if Mentari does not explicitly authorize or have actual knowledge of such activities. Any violations of the laws and regulations described above may result in substantial civil and criminal fines and penalties, imprisonment, the loss of export or import privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm, and other consequences.

Governments outside the United States tend to impose strict price controls, which may adversely affect Mentari’s revenue, if any.

In some countries, particularly EU Member States, the pricing of prescription drugs is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after receipt of regulatory approval for a therapeutic. In addition, there can be considerable pressure by governments and other stakeholders on prices and reimbursement levels, including as part of cost containment measures. Political, economic, and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various EU Member States and parallel distribution, or arbitrage between low-priced and high-priced EU Member States, can further reduce prices. To obtain coverage and reimbursement or pricing approvals in some countries, Mentari or future collaborators may be required to conduct a clinical trial or other studies that compare the cost-effectiveness of Mentari’s product candidates to other available therapies in order to obtain or maintain reimbursement or pricing approval. Publication of discounts by third-party payors or authorities may lead to further pressure on the prices or reimbursement levels within the country of publication and other countries. If reimbursement of any product candidate approved for marketing is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, Mentari’s business, financial condition, results of operations, or prospects could be materially and adversely affected.

If Mentari seeks and is unable to obtain accelerated approval, the amount, size, and duration of Mentari’s clinical trials could be greater than planned, which could increase the expense, reduce the likelihood, and/or delay the timing of obtaining necessary regulatory approvals. Even if Mentari receives accelerated approval, if confirmatory trials do not verify clinical benefit, or if Mentari does not comply with rigorous post-approval requirements, such authorities may withdraw accelerated approval.

Mentari may seek accelerated approval, or other expedited development, review, or approval status, for Mentari’s product candidates. Even if granted, there is no guarantee that receiving an expedited development, review or approval status from the FDA will lead to a faster development or regulatory review or approval process, and such status does not increase the likelihood that Mentari’s product candidates will ultimately receive marketing approval. The FDA may grant accelerated approval to a product designed to treat a serious or life-threatening condition that provides meaningful therapeutic advantage over available therapies and demonstrates an effect on a surrogate endpoint or intermediate clinical endpoint that is reasonably likely to predict clinical benefit. If Mentari chooses to pursue accelerated approval, there can be no assurance that the FDA will agree that Mentari’s proposed primary endpoint is an appropriate surrogate endpoint. Similarly, there can be no assurance that after subsequent FDA feedback that Mentari will continue to pursue accelerated approval or any other form of expedited development, review, or approval, even if Mentari initially decides to do so. Furthermore, if Mentari submits an application for accelerated approval, there can be no assurance that such application will be accepted or that approval will be granted on a timely basis, or at all. The FDA also could require Mentari to conduct further studies or trials prior to considering Mentari’s application or granting approval of any type. Mentari might not be able to fulfill the FDA’s requirements in a timely manner, which would cause delays, or approval might not be granted because Mentari’s submission is deemed incomplete by the FDA. Accelerated approval may be contingent on the sponsor’s agreement to conduct, in a diligent manner, additional post-approval confirmatory studies to verify and describe the drug’s predicted effect on irreversible morbidity or mortality or other clinical benefit. Under the Food and Drug Omnibus Reform Act of 2022, the FDA may require, as appropriate, that such studies be underway prior to approval or within a specific time period after the date of approval for a product granted accelerated approval. The FDA may require that any such confirmatory study be initiated or substantially underway prior to the submission of an application for accelerated approval. Even if Mentari receives accelerated approval from the FDA, Mentari will be subject to rigorous post-approval requirements, including submission to the FDA of all promotional materials prior to their dissemination. The FDA could withdraw accelerated approval for multiple reasons, including Mentari’s failure to conduct any required post-approval study with due diligence, or the inability of such study to confirm the drug’s predicted clinical benefit relative to its risks. A failure to obtain accelerated approval or any other form of expedited review or approval for a product candidate could result in a longer time period prior to commercializing such product candidate, increase the cost of development of such product candidate, and harm Mentari’s competitive position in the marketplace. Comparable considerations apply outside of the United States.

General Risk Factors

Mentari may become exposed to costly and damaging liability claims, when testing a product candidate in the clinical stage or at the commercial stage, and Mentari’s product liability insurance may not cover all damages from such claims.

Mentari is exposed to potential product liability and professional indemnity risks that are inherent in the research, development, manufacturing, marketing, and use of pharmaceutical products. While Mentari currently has no products that have been approved for commercial sale, the future use of a product candidate in clinical trials, and the sale of any approved products in the future, may expose Mentari to liability claims. These claims may be made by patients that use the product or product candidate, healthcare providers, pharmaceutical companies, or others selling such product. Any claims against Mentari, regardless of their merit, could be difficult and costly to defend and could materially and adversely affect the market for Mentari’s products or any prospects for commercialization of Mentari’s products. Although Mentari intends to obtain product liability insurance for Mentari’s future clinical trials, it is possible that its liabilities could exceed Mentari’s insurance coverage or that in the future Mentari may not be able to maintain insurance coverage at a reasonable cost or obtain insurance coverage that will be adequate to satisfy any liability that may arise. If a successful product liability claim or series of claims is brought against Mentari for uninsured liabilities or in excess of insured liabilities, Mentari’s assets may not be sufficient to cover such claims and Mentari’s business operations could be impaired.

Litigation costs and the outcome of litigation could have a material adverse effect on Mentari’s business.

From time to time, Mentari may be subject to litigation claims through the ordinary course of Mentari’s business operations regarding, but not limited to, securities litigation, employment matters, security of patient and employee personal information, contractual relations with collaborators and licensors and intellectual property rights. Litigation to defend Mentari against claims by third parties, or to enforce any rights that Mentari may have against third parties, could result in substantial costs and diversion of Mentari’s resources, causing a material adverse effect on Mentari’s business, financial condition, results of operations, or cash flows.

Mentari’s business could be adversely affected by economic downturns, inflation, fluctuating interest rates, natural disasters, public health crises, political crises, geopolitical events, or other macroeconomic conditions, which could have a material and adverse effect on Mentari’s results of operations and financial condition.

The global economy, including credit and financial markets, has experienced extreme volatility and disruptions, including, among other things, diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, supply chain shortages, increases in inflation rates, fluctuating interest rates, and uncertainty about economic stability. Adverse macroeconomic conditions, including inflation, slower growth or recession, new or increased tariffs imposed by the U.S. government and potential retaliatory measures by foreign governments and other barriers to trade, especially in light of recent comments and executive orders made by the Trump administration, changes to fiscal and monetary policy or government budget dynamics (particularly in the pharmaceutical and biotech areas), government shutdowns, tighter credit, higher interest rates, volatility in financial markets, high unemployment, labor availability constraints, currency fluctuations and other challenges in the global economy have in the past adversely affected, and may in the future adversely affect, Mentari and its business partners and suppliers. For example, the COVID-19 pandemic resulted in widespread unemployment, economic slowdown, and extreme volatility in the capital markets. In addition, the U.S. has imposed and taken action to pause, resume or adjust tariffs on imports from a number of countries. Since February 2025, the United States government has imposed various tariffs on imports from most countries, including tariffs on imports from China and South Korea. In September 2025, President Trump announced plans to impose 100% tariffs on imported branded or patented pharmaceuticals, unless the importing company is building U.S. manufacturing capacity. It is not yet clear whether these tariffs would apply to the importation of active pharmaceutical ingredients and possibly bulk drug products that are intended for use in clinical trials and not for commercial sale, which could increase the costs of materials for Mentari’s clinical trials. There still remains substantial uncertainty about the duration of existing tariffs and whether additional tariffs may be imposed, modified, or suspended. Historically, tariffs have led to increased trade and political tensions. In response to tariffs, other countries have implemented retaliatory tariffs on U.S. goods. Uncertainty and political tensions as a result of trade policies could reduce trade volume, investment, technological exchange, and other economic activities between major international economies, resulting in a material adverse effect on global economic conditions and the stability of global financial markets. The Federal Reserve has raised interest rates multiple times in recent years in response to concerns about inflation and it may raise them again. High interest rates, coupled with reduced government spending and volatility in financial markets, may increase economic uncertainty and affect consumer spending. Similarly, the ongoing military conflict between Russia and Ukraine and in the Middle East and rising tensions with China have created extreme volatility in the global capital markets and may have further global economic consequences, including disruptions of the global supply chain. Any such volatility and disruptions may adversely affect Mentari’s business or the third parties on whom Mentari relies. If the equity and credit markets deteriorate, including as a result of political unrest or war, it may make any necessary debt or equity financing more costly, more dilutive, or more difficult to obtain in a timely manner or on favorable terms, if at all. Increased inflation rates can adversely affect Mentari by increasing its costs, including labor and employee benefit costs.

Mentari may in the future experience disruptions as a result of such macroeconomic conditions, including delays or difficulties in initiating or expanding clinical trials and manufacturing sufficient quantities of materials. Any one or a combination of these events could have a material and adverse effect on Mentari’s results of operations and financial condition.

Risks Related to the Redomestication

Currently, InMed is governed by British Columbia law and the InMed Articles, but upon effectiveness of the Redomestication, InMed, and following the completion of the Merger, the Combined Company, will be governed by Nevada law and the Nevada Articles and Nevada Bylaws, provisions of which have anti-takeover implications.

Upon effectiveness of the Redomestication, InMed’s organizational documents will change and InMed and, following the completion of the Merger, the Combined Company and its organizational documents, will be governed by Nevada law rather than British Columbia law. Provisions that will be included in the Nevada Articles may discourage, delay, or prevent a merger, acquisition, or other change in control of InMed or the Combined Company that shareholders may consider favorable, including transactions in which its holders of common stock might otherwise receive a premium price for their shares of common stock. These provisions could also limit the price that investors might be willing to pay in the future for InMed’s or the Combined Company’s shares of common stock, thereby depressing the market price of its shares of common stock. In addition, because the Combined Company board of directors will be responsible for appointing the members of the Combined Company management team, these provisions may frustrate or prevent any attempts by the Combined Company stockholders to replace or remove its current management by making it more difficult for stockholders to replace members of the Combined Company board of directors. Among other things, these provisions will:

•	introduce the use of a classified board of directors such that not all members of the board of directors are elected at one time;

•	allow the authorized number of directors to be changed only by resolution of its board of directors, subject to the terms of the Nevada Certificate of Designation (as defined below);

•	limit the manner in which stockholders can remove directors from the board of directors;

•	provide for advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on at stockholder meetings;

•	limit who may call a special meeting of shareholders;

•

authorize the board of directors to issue shares of preferred stock without stockholder approval, which could be used to institute a “poison pill” that would work to dilute the share ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by the board of directors; and

•

require the affirmative vote of not less than two-thirds of the voting power of the outstanding shares of each class entitled to vote thereon at a meeting of stockholders to amend certain provisions of the Nevada Articles.

In addition, upon effectiveness of the Redomestication and the completion of the Merger, the Nevada Certificate of Designation (as defined below) relating to the Nevada Corporation Series A Preferred Stock (as defined below) may delay or prevent a change in control of the Combined Company. At any time while at least 30% of the originally issued shares of Nevada Corporation Series A Preferred Stock remain issued and outstanding, the Combined Company may not, without the affirmative vote of the holders of a majority of the voting power of the then outstanding shares of the Series A Preferred Stock, (i) consummate (x) any Fundamental Transaction (as defined in the Nevada Certificate of Designation) or (y) any merger or consolidation of the Combined Company with or into another entity or any stock sale to, or other business combination in which the Combined Company stockholders immediately before such transaction do not hold at least a majority of the Combined Company’s capital stock immediately after such transaction, (ii) increase the size of the Combined Company board of directors, (iii) adopt, amend or repeal any written delegation of authority policy, corporate authority matrix or similar document, framework or schedule unless such adoption, amendment or repeal has been approved by the unanimous vote of the Combined Company board of directors, or (iv) retain or replace the Combined Company’s registered independent public accounting firm, independent compensation consultant or corporate counsel. These provisions of the Nevada Certificate of Designation may make it more difficult for the Combined Company to enter into any of the aforementioned transactions, even potential change of control transactions that could offer a premium over the market value of the Combined Company to the common stockholders, as it would require the separate consent of the majority of the voting power of the issued and outstanding shares of Nevada Corporation Series A Preferred Stock.

Because the Nevada Bylaws designates the courts of Nevada as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by InMed’s, or following the completion of the Merger, the Combined Company’s, stockholders, this could limit your ability to obtain a favorable judicial forum for disputes with InMed or the Combined Company or their respective directors, officers, or other controlling stockholders.

The Nevada Bylaws will provide that unless InMed, or following the completion of the Merger, the Combined Company, consents in writing to the selection of an alternative forum, the Eighth Judicial District Court of Clark County, Nevada (or, if such state court lacks jurisdiction, any other state or federal district court in Nevada) shall have exclusive jurisdiction over (i) any derivative action or proceeding brought in the name or on behalf of InMed or the Combined Company, as applicable (ii) any action asserting a claim of or based upon a breach of any fiduciary duty owed by any of InMed’s or the Combined Company’s respective current or former directors, officers or controlling stockholders in such capacity, (iii) any action arising pursuant to, or to interpret, apply, enforce or determine the validity of, any provision of NRS Title 7 or the Nevada Articles or Nevada Bylaws, or any agreement entered into pursuant to NRS 78.365, or as to which the NRS confers jurisdiction on the courts of the state of Nevada, or (iv) any action asserting a claim against InMed or the Combined Company governed by the internal affairs doctrine (. The forum selection provision in Nevada Bylaws will not apply to actions or suits brought to enforce any liability or duty created by the Securities Act, Exchange Act, or any claim for which the federal district courts of the United States of America are, as a matter of the laws of the United States of America, the sole and exclusive forum for determination of such a claim.

This choice of forum provision may increase a stockholder’s cost and limit the stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with InMed or the Combined Company or their respective directors, officers, or other controlling stockholders, which may discourage lawsuits against InMed or the Combined Company and its directors, officers, and other controlling stockholders. Any person or entity purchasing or otherwise acquiring any of InMed or the Combined Company’s stock or other securities, whether by transfer, sale, operation of law or otherwise, shall be deemed to have notice of and have irrevocably agreed and consented to these provisions. It is possible that a court could find this type of provision to be inapplicable or unenforceable to a particular action, suit or proceeding, and if a court were to find this provision in the Nevada Bylaws to be inapplicable or unenforceable in an action suit or proceeding, InMed or the Combined Company may incur additional costs associated with resolving the dispute in other jurisdictions, which could have adverse effect on InMed’s or the Combined Company’s business and financial performance.

Risks Related to the Combined Company

If any of the events described in “Risks Related to InMed” or “Risks Related to Mentari” occur, those events could cause potential benefits of the Merger not to be realized.

Following completion of the Merger, the Combined Company will be susceptible to many of the risks described in the sections herein entitled “Risks Related to InMed” and “Risks Related to Mentari.” To the extent any of the events in the risks described in those sections occur, the potential benefits of the Merger may not be realized and the results of operations and financial condition of the Combined Company could be adversely affected in a material way. This could cause the market price of the Combined Company common stock to decline.

The market price of the Combined Company common stock is expected to be volatile, and the market price of the common stock may drop following the Merger.

The market price of the Combined Company common stock following the Merger could be subject to significant fluctuations. Some of the factors that may cause the market price of the Combined Company common stock to fluctuate include:

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results of clinical trials and preclinical studies of the Combined Company’s product candidates, or those of the Combined Company’s competitors or the Combined Company’s existing or future collaborators;

•	failure to meet or exceed financial and development projections the Combined Company may provide to the public;

•	failure to meet or exceed the financial and development projections of the investment community;

•	if the Combined Company does not achieve the perceived benefits of the Merger as rapidly or to the extent anticipated by financial or industry analysts;

•	announcements of significant acquisitions, strategic collaborations, joint ventures or capital commitments by the Combined Company or its competitors;

•	actions taken by regulatory agencies with respect to the Combined Company’s product candidates, clinical studies, manufacturing process or sales and marketing terms;

•	disputes or other developments relating to proprietary rights, including patents, litigation matters, and the Combined Company’s ability to obtain patent protection for its technologies;

•	additions or departures of key personnel;

•	significant lawsuits, including patent or shareholder litigation;

•	if securities or industry analysts do not publish research or reports about the Combined Company’s business, or if they issue adverse or misleading opinions regarding its business and stock;

•	changes in the market valuations of similar companies;

•	general market or macroeconomic conditions or market conditions in the pharmaceutical and biotechnology sectors;

•	sales of securities by the Combined Company or its securityholders in the future;

•	if the Combined Company fails to raise an adequate amount of capital to fund its operations or continued development of its product candidates;

•	trading volume of the Combined Company common stock;

•	announcements by competitors of new commercial products, clinical progress or lack thereof, significant contracts, commercial relationships, or capital commitments;

•	adverse publicity relating to precision medicine product candidates, including with respect to other products in such markets;

•	the introduction of technological innovations or new therapies that compete with the products and services of the Combined Company; and

•	period-to-period fluctuations in the Combined Company’s financial results.

Moreover, the stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of individual companies. These broad market fluctuations may also adversely affect the trading price of the Combined Company common stock. In addition, a recession, depression, or other sustained adverse market event could materially and adversely affect the Combined Company’s business and the value of its common stock. In the past, following periods of volatility in the market price of a company’s securities, stockholders have often instituted class action securities litigation against such companies. Furthermore, market volatility may lead to increased shareholder activism if the Combined Company experiences a market valuation that activists believe is not reflective of its intrinsic value. Activist campaigns that contest or conflict with the Combined Company’s strategic direction or seek changes in the composition of its board of directors could have an adverse effect on its operating results, financial condition, and cash flows.

The Combined Company may incur losses for the foreseeable future and may never achieve profitability.

The Combined Company may never become profitable, even if it is able to complete clinical development for one or more product candidates and eventually commercialize such product candidates. The Combined Company will need to successfully complete significant research, development, testing, and regulatory compliance activities that, together with projected general and administrative expenses, is expected to result in substantial increased operating losses for at least the next several years. Even if the Combined Company does achieve profitability, it may not be able to sustain or increase profitability on a quarterly or annual basis.

If the Combined Company fails to attract and retain management and other key personnel, it may be unable to continue to successfully develop or commercialize its product candidates or otherwise implement its business plan.

The Combined Company’s ability to compete in the highly competitive pharmaceuticals industry depends on its ability to attract and retain highly qualified managerial, scientific, medical, legal, sales and marketing and other personnel. The Combined Company will be highly dependent on its management and scientific personnel. The loss of the services of any of these individuals could impede, delay, or prevent the successful development of the Combined Company’s product pipeline, completion of its planned clinical trials, commercialization of its product candidates or in-licensing or acquisition of new assets and could impact negatively its ability to implement successfully its business plan. If the Combined Company loses the services of any of these individuals, it might not be able to find suitable replacements on a timely basis or at all, and its business could be harmed as a result. The Combined Company might not be able to attract or retain qualified management and other key personnel in the future due to the intense competition for qualified personnel among biotechnology, pharmaceutical and other businesses.

The Combined Company will need to raise additional financing in the future to fund its operations, which may not be available to it on favorable terms or at all.

The Combined Company will require substantial additional funds to conduct the costly and time-consuming clinical efficacy trials necessary to pursue regulatory approval of each potential product candidate and to continue the development of MT-001 and MT-002, and Mentari’s future programs and future product candidates. The Combined Company’s future capital requirements will depend upon a number of factors, including: the number and timing of future product candidates in the pipeline; progress with and results from preclinical testing and clinical trials; the ability to manufacture sufficient drug supplies to complete preclinical and clinical trials;

the costs involved in preparing, filing, acquiring, prosecuting, maintaining and enforcing patent and other intellectual property claims; and the time and costs involved in obtaining regulatory approvals and favorable reimbursement or formulary acceptance.

Raising additional capital may be costly or difficult to obtain and could, for example, through the sale of common stock or securities convertible or exchangeable into common stock, significantly dilute the Combined Company stockholders’ ownership interests or inhibit the Combined Company’s ability to achieve its business objectives. If the Combined Company raises additional funds through public or private equity offerings, the terms of these securities may include liquidation or other preferences that adversely affect the rights of its common stockholders. In addition, any debt financing may subject the Combined Company to fixed payment obligations and covenants limiting or restricting its ability to take specific actions, such as incurring additional debt, making capital expenditures, or declaring dividends. If the Combined Company raises additional capital through marketing and distribution arrangements or other collaborations, strategic alliances, or licensing arrangements with third parties, the Combined Company may have to relinquish certain valuable intellectual property or other rights to its product candidates, technologies, future revenue streams, or research programs or grant licenses on terms that may not be favorable to it. Even if the Combined Company were to obtain sufficient funding, there can be no assurance that it will be available on terms acceptable to the Combined Company or its shareholders.

The Combined Company will incur additional costs and increased demands upon management as a result of complying with the laws and regulations affecting public companies.

The Combined Company will incur significant legal, accounting, and other expenses as a public company that Mentari did not incur as a private company, including costs associated with public company reporting obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Combined Company’s management team will consist of the executive officers of Mentari prior to the Merger.

These executive officers and other personnel will need to devote substantial time to gaining expertise related to public company reporting requirements and compliance with applicable laws and regulations to ensure that the Combined Company complies with all of these requirements. Any changes the Combined Company makes to comply with these obligations may not be sufficient to allow it to satisfy its obligations as a public company on a timely basis, or at all. These reporting requirements, rules and regulations, coupled with the increase in potential litigation exposure associated with being a public company, could also make it more difficult for the Combined Company to attract and retain qualified persons to serve on the board of directors or on board committees or to serve as executive officers, or to obtain certain types of insurance, including directors’ and officers’ insurance, on acceptable terms.

Upon completion of the Merger, failure by the Combined Company to comply with the initial listing standards of Nasdaq will prevent its stock from being listed on Nasdaq.

Upon completion of the Merger, InMed, under the new name “Mentari Therapeutics, Inc.,” will be required to meet the initial listing requirements to maintain the listing and continued trading of its shares on Nasdaq. These initial listing requirements are more difficult to achieve than the continued listing requirements. Pursuant to the Merger Agreement, InMed agreed to use its commercially reasonable efforts to cause the InMed Common Shares being issued in the Merger (including any common stock issuable upon conversion of the InMed Series A Preferred Shares) to be approved for listing on Nasdaq at or prior to the First Effective Time. Based on information currently available to InMed, InMed anticipates that its stock will be unable to meet the $4.00 minimum bid price initial listing requirement at the closing of the Merger unless it effects a reverse stock split. The InMed Board intends to effect the Reverse Stock Split of the InMed Common Shares at a ratio of between     to     . In addition, often times a reverse stock split will not result in a trading price for the affected common stock that is proportional to the ratio of the split. Following the Merger, if the Combined Company is unable to satisfy Nasdaq listing requirements, Nasdaq may notify the Combined Company that its shares of common stock will not be listed on Nasdaq.

Upon a potential delisting from Nasdaq, if the Combined Company common stock is not then eligible for quotation on another market or exchange, trading of the shares could be conducted in the over-the-counter market or on an electronic bulletin board established for unlisted securities such as the Pink Sheets or the OTC Bulletin Board. In such event, it is likely that there would be significantly less liquidity in the trading of the Combined Company common stock; decreases in institutional and other investor demand for the shares, coverage by securities analysts, market making activity and information available concerning trading prices and volume; and fewer broker dealers willing to execute trades in the Combined Company common stock. Also, it may be difficult for the Combined Company to raise additional capital if the Combined Company common stock is not listed on a major exchange. The occurrence of any of these events could result in a further decline in the market price of the Combined Company common stock and could have a material adverse effect on the Combined Company.

Once the Combined Company is no longer a smaller reporting company or otherwise no longer qualifies for applicable exemptions, the Combined Company will be subject to additional laws and regulations affecting public companies that will increase the Combined Company’s costs and the demands on management and could harm the Combined Company’s operating results and cash flows.

The Combined Company will be subject to the reporting requirements of the Exchange Act, which requires, among other things, that the Combined Company file with the SEC, annual, quarterly, and current reports with respect to the Combined Company’s business and financial condition as well as other disclosure and corporate governance requirements. However, as a “smaller reporting company,” as such term is defined in Rule 12b-2 under the Exchange Act, in at least the near term, the Combined Company may take advantage of exemptions from disclosure requirements, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in this proxy statement/prospectus and in the Combined Company’s periodic reports and proxy statements. Once the Combined Company is no longer a smaller reporting company or otherwise no longer qualifies for these exemptions, the Combined Company will be required to comply with these additional legal and regulatory requirements applicable to public companies and will incur significant legal, accounting, and other expenses to do so. If the Combined Company is not able to comply with the requirements in a timely manner or at all, the Combined Company’s financial condition or the market price of the Combined Company common stock may be harmed. For example, if the Combined Company or its independent auditor identifies deficiencies in the Combined Company’s internal control over financial reporting that are deemed to be material weaknesses the Combined Company could face additional costs to remedy those deficiencies, the market price of the Combined Company stock could decline or the Combined Company could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources.

If the Combined Company fails to maintain proper and effective internal controls, its ability to produce accurate financial statements on a timely basis could be impaired.

Provided the Combined Company continues to be listed on Nasdaq, the Combined Company will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of Nasdaq. The Sarbanes-Oxley Act requires, among other things, that the Combined Company maintain effective disclosure controls and procedures and internal control over financial reporting. The Combined Company must perform system and process evaluation and testing of its internal control over financial reporting to allow management to report on the effectiveness of its internal controls over financial reporting in its Annual Report on Form 10-K filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. As a private company, Mentari has not been required to document and test its internal controls over financial reporting nor has its management been required to certify the effectiveness of its internal controls and its auditors have not been required to opine on the effectiveness of its internal control over financial reporting. Following the Merger, the Combined Company will be required to incur substantial professional fees and internal costs to expand its accounting and finance functions and expend significant management efforts. The Combined Company may experience difficulty in meeting these reporting requirements in a timely manner.

The Combined Company may discover weaknesses in its system of internal control over financial reporting that could result in a material misstatement of its financial statements. The Combined Company’s internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If the Combined Company is not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act, or if it is unable to maintain proper and effective internal controls, the Combined Company may not be able to produce timely and accurate financial statements. If that were to happen, the market price of its common stock could decline and it could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities.

The unaudited pro forma condensed combined financial information for InMed and Mentari included in this proxy statement/prospectus are preliminary, and the Combined Company’s actual financial position and operations after the Merger may differ materially from the unaudited pro forma financial information included in this proxy statement/prospectus.

The unaudited pro forma financial information for InMed and Mentari included in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of the Combined Company’s actual financial condition or results of operations for future periods, or the financial condition or results of operations that would have been realized had the entities been combined during the period presented. The Combined Company’s actual results and financial position after the Merger may differ materially and adversely from the unaudited pro forma financial information included in this proxy statement/prospectus. The Exchange Ratio reflected in this proxy statement/prospectus is preliminary. The final Exchange Ratio could differ materially from the preliminary Exchange Ratio used to prepare the pro forma adjustments. For more information see the section titled “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 400.

Provisions that will be in the Combined Company’s articles of incorporation and bylaws and provisions under Nevada law could make an acquisition of the Combined Company more difficult and may prevent attempts by its stockholders to replace or remove its management.

Provisions that will be included in the Combined Company’s articles of incorporation and bylaws may discourage, delay, or prevent a merger, acquisition, or other change in control of the Combined Company that stockholders may consider favorable, including transactions in which its common stockholders might otherwise receive a premium price for their shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of the Combined Company common stock, thereby depressing the market price of its common stock. In addition, because the Combined Company board of directors will be responsible for appointing the members of the Combined Company management team, these provisions may frustrate or prevent any attempts by the Combined Company stockholders to replace or remove its current management by making it more difficult for stockholders to replace members of the Combined Company board of directors. Among other things, these provisions will:

•	allow the authorized number of the Combined Company directors to be changed only by resolution of its board of directors;

•	limit the manner in which stockholders can remove directors from the Combined Company board of directors;

•	provide for advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on at stockholder meetings;

•	require that stockholder actions must be effected at a duly called stockholders’ meeting and may not be adopted or approved by written consent;

•	limit who may call a special meeting of stockholders;

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authorize the Combined Company board of directors to issue preferred stock without stockholder approval, which could be used to institute a “poison pill” that would work to dilute the stock ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by the Combined Company board of directors; and

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require the approval of the holders of not less than two-thirds of the voting power of the Combined Company stockholders entitled to vote to amend or repeal certain provisions of the Combined Company’s articles of incorporation and bylaws.

In addition, the provisions of the Nevada Certificate of Designation establishing the Combined Company’s Series A Preferred Stock, may delay or prevent a change in control of the Combined Company. At any time while at least 30% of the originally issued Series A Preferred Stock remains issued and outstanding, the Combined Company may not, without the affirmative vote of the holders of a majority of the voting power of the then outstanding shares of the Series A Preferred Stock, (i) consummate (x) any Fundamental Transaction (as defined in the Nevada Certificate of Designation) or (y) any merger or consolidation of the Combined Company with or into another entity or any stock sale to, or other business combination in which the Combined Company stockholders immediately before such transaction do not hold at least a majority of the Combined Company’s share capital immediately after such transaction, (ii) increase the size of the Combined Company board of directors, (iii) adopt, amend or repeal any written delegation of authority policy, corporate authority matrix or similar document, framework or schedule unless such adoption, amendment or repeal has been approved by the unanimous vote of the Combined Company board of directors, or (iv) retain or replace the Combined Company’s registered independent public accounting firm, independent compensation consultant or corporate counsel. This provision of the Nevada Certificate of Designation may make it more difficult for the Combined Company to enter into any of the aforementioned transactions, even potential change of control transactions that could offer a premium over the market value of the Combined Company to the common stockholders, as it would require the separate consent of the majority of the holders of the Series A Preferred Stock.

If Proposal No. 3 is approved by InMed shareholders, InMed will effect the Redomestication, and, upon completion of the Redomestication, the rights of InMed shareholders and, following the completion of the Merger, the rights of Mentari stockholders who become the Combined Company stockholders pursuant to the Merger will no longer be governed by the InMed Articles and the BCBCA, and instead will be governed by the Nevada Articles, in the form attached as Annex I to this proxy statement/prospectus, the Nevada Bylaws, in the form attached as Annex J to this proxy statement/prospectus, and the NRS. See “Risks Related to the Redomestication — Currently, InMed is governed by British Columbia law and the InMed Articles, but upon effectiveness of the Redomestication, InMed, and following the completion of the Merger, the Combined Company, will be governed by Nevada law and the Nevada Articles and Nevada Bylaws, provisions of which have anti-takeover implications.”

The Nevada Bylaws will provide that, unless the Combined Company consents in writing to the selection of an alternative forum, certain designated courts will be the sole and exclusive forum for certain legal actions between Combined Company and its stockholders, which could limit its stockholders ability to obtain a favorable judicial forum for disputes with the Combined Company or its directors, officers, employees, or controlling stockholders.

The Nevada Bylaws will provide that unless InMed, or following the completion of the Merger, the Combined Company, consents in writing to the selection of an alternative forum, the Eighth Judicial District Court of Clark County, Nevada (or, if such state court lacks jurisdiction, any other state or federal district court in Nevada) shall have exclusive jurisdiction over (i) any derivative action or proceeding brought in the name or on behalf of InMed or the Combined Company, as applicable (ii) any action asserting a claim of or based upon a breach of any fiduciary duty owed by any of InMed’s or the Combined Company’s respective current or former directors, officers or controlling stockholders in such capacity, (iii) any action arising pursuant to, or to interpret, apply, enforce or determine the validity of, any provision of NRS Title 7 or the Nevada Articles or Nevada Bylaws, or any agreement entered into pursuant to NRS 78.365, or as to which the NRS confers jurisdiction on the courts of the state of Nevada, or (iv) any action asserting a claim against InMed or the Combined Company governed by the internal affairs doctrine (. The forum selection provision in Nevada Bylaws will not apply to actions or suits brought to enforce any liability or duty created by the Securities Act, Exchange Act, or any claim for which the federal district courts of the United States of America are, as a matter of the laws of the United States of America, the sole and exclusive forum for determination of such a claim. This choice of forum provision may increase a stockholder’s cost and limit the stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with InMed or the Combined Company or their respective directors, officers, or other controlling stockholders, which may discourage lawsuits against InMed or the Combined Company and its directors, officers, and other controlling stockholders. Any person or entity purchasing or otherwise acquiring any of InMed or the Combined Company’s stock or other securities, whether by transfer, sale, operation of law or otherwise, shall be deemed to have notice of and have irrevocably agreed and consented to these provisions. It is possible that a court could find this type of provision to be inapplicable or unenforceable to a particular action, suit or proceeding, and if a court were to find this provision in the Nevada Bylaws to be inapplicable or unenforceable in an action suit or proceeding, InMed or the Combined Company may incur additional costs associated with resolving the dispute in other jurisdictions, which could have adverse effect on InMed’s or the Combined Company’s business and financial performance.

If Proposal No. 3 is approved by InMed shareholders, InMed will effect the Redomestication, and, upon completion of the Redomestication, the rights of InMed shareholders and, following the completion of the Merger, the rights of Mentari stockholders who become the Combined Company stockholders pursuant to the Merger will no longer be governed by the InMed Articles and the BCBCA, and instead will be governed by the Nevada Articles, in the form attached as Annex I to this proxy statement/prospectus, the Nevada Bylaws, in the form attached as Annex J to this proxy statement/prospectus and the NRS. See “Risks Related to the Redomestication — Because the Nevada Bylaws designate the courts of Nevada as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by InMed or the Combined Company’s stockholders, this could limit your ability to obtain a favorable judicial forum for disputes with InMed or the Combined Company or their respective directors, officers or controlling stockholders.”

InMed and Mentari do not anticipate that the Combined Company will pay any cash dividends in the foreseeable future.

The current expectation is that the Combined Company will retain its future earnings, if any, to fund the growth of the Combined Company’s business as opposed to paying dividends. As a result, capital appreciation, if any, of the Combined Company common stock will be your sole source of gain, if any, for the foreseeable future.

An active trading market for the Combined Company common stock may not develop and its shareholders may not be able to resell their shares of common stock for a profit, if at all.

Prior to the Merger, there had been no public market for shares of Mentari capital stock. An active trading market for the Combined Company common shares may never develop or be sustained. If an active market for the Combined Company common shares does not develop or is not sustained, it may be difficult for the Combined Company shareholders to sell their shares at an attractive price or at all.

Future sales of shares by existing shareholders could cause the Combined Company stock price to decline.

If existing securityholders of InMed and Mentari sell, or indicate an intention to sell, substantial amounts of the Combined Company common stock in the public market after legal restrictions on resale discussed in this proxy statement/prospectus lapse, the trading price of the common stock of the Combined Company could decline. Based on shares outstanding as of     for InMed and     Mentari, after giving effect to the estimated Exchange Ratio and the shares of Mentari Common Stock to be issued in the Mentari Pre-Closing Financing and shares expected to be issued upon completion of the Merger and prior to giving effect to the anticipated Reverse Stock Split, the Combined Company is expected to have outstanding a total of approximately     million shares of common stock immediately following the completion of the Merger (or approximately     million shares of common stock after giving effect to the conversion of the InMed Series A Preferred Shares and the exercise of InMed Pre-Funded Warrants). Approximately     million shares (or approximately     million, if certain Mentari Pre-Funded Warrants are exercised) will be freely tradeable upon completion of the Merger, and an additional approximately     million shares (or approximately     million, if the InMed Series A Preferred Shares is converted and the remaining Mentari Pre-Funded Warrants are exercised) will become available for sale in the public market beginning 180 days after the closing of the Merger as a result of the expiration of lock-up agreements between InMed on the one hand and certain securityholders of Mentari on the other hand (and without giving effect to any restrictions on resale under securities laws). In addition, shares of common stock that are subject to outstanding warrants, options or restricted stock units will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements and Rules 144 and 701 under the Securities Act. If these shares are sold, the trading price of the Combined Company common stock could decline.

After completion of the Merger, holders of Combined Company Series A Preferred Stock will have the ability to significantly influence all matters submitted to the Combined Company shareholders for approval.

Upon the completion of the Merger, and giving effect to the issuance of the shares of Mentari Common Stock and the Mentari Pre-Funded Warrants prior to the closing of the Merger pursuant to the Mentari Pre-Closing Financing, it is anticipated that holders of Combined Company Series A Preferred Stock will, in the aggregate, beneficially own approximately 9.0% of the Combined Company’s outstanding shares of common stock (on a fully-diluted basis), subject to certain assumptions, including, but not limited to, InMed’s Net Cash as of closing being $(3.6) million. As a result, if these shareholders were to choose to act together, they would be able to significantly influence all matters submitted to the Combined Company stockholders for approval, as well as the Combined Company management and affairs. For example, these stockholders, if they choose to act together, would significantly influence the election of directors and approval of any merger, consolidation, or sale of all or substantially all of the Combined Company’s assets. This concentration of voting power could delay or prevent an acquisition of the Combined Company on terms that other stockholders may desire.

After completion of the Merger, Preferred Directors elected by the holders of InMed Series A Preferred Shares will have the ability to control or significantly influence all matters submitted to the Combined Company board of directors for approval.

Following the completion of the Merger, pursuant to the InMed Articles, as amended, at all times when at least 30% of the originally issued InMed Series A Preferred Shares remains issued and outstanding: (i) the holders of InMed Series A Preferred Shares, exclusively and voting together as a separate class on an as-converted to common stock basis, shall be entitled to elect two directors (the “Preferred Directors”); and (ii) the holders of InMed Common Shares and of any other class or series of voting stock (including the InMed Series A Preferred Shares), exclusively and voting together as a single class on an as-converted to common stock basis, shall be entitled to elect the balance of the total number of directors of InMed (the “At-Large Directors”). Each Preferred Director is entitled to three votes on each matter presented to the Combined Company board of directors.

Following the completion of the Merger, it is expected Ms. Bruno and Ms. Pernice will be elected as the two Preferred Directors by the holders of InMed Series A Preferred Shares. These two Preferred Directors will represent approximately 60% of the total votes of the Combined Company board of directors (assuming no vacancies). As a result, these two Preferred Directors would be able to control or significantly influence all matters submitted to the Combined Company board of directors for approval, including business plans and policies and the appointment and removal of the Combined Company’s officers. The holders of InMed Series A Preferred Shares will thereby have influence with respect to the composition of the Combined Company board of directors and, to the extent they influence the actions of the Preferred Directors, if at all, actions of the Combined Company board of directors. Affiliates of Fairmount are expected to be the sole holders of 100% of InMed Series A Preferred Shares following the completion of the Merger. Ms. Bruno is a Growth Partner at Fairmount, and Ms. Pernice is an Operating Partner at Fairmount.

Mentari expects that the decision to enter into or amend any Paragon Option Agreements (or similar agreements) or license agreement with Paragon will be subject to the approval of the Combined Company board of directors. As noted above, the Combined Company board of directors will include two Preferred Directors that are affiliated with and elected by Fairmount. As a result, Fairmount may exert influence on the decisions of the Combined Company board of directors and the Combined Company management, including as it relates to the Paragon Option Agreements and decisions to exercise options or enter into license agreements thereunder, which interests may differ from the interests of the Combined Company shareholders given Fairmount’s interest in the Combined Company and Paragon, and indirect interest in Paratari. All directors of the Combined Company will owe fiduciary duties pursuant to British Columbia law, and directors of the Combined Company will be expected to comply with their respective fiduciary duties under British Columbia law relevant to related party transactions. If the Redomestication is effected, all directors and officers of the Combined Company will owe fiduciary duties pursuant to Nevada law, and directors and officers of the Combined Company will be expected to comply with their respective fiduciary duties under Nevada law relevant to related party transactions. See the section titled “Proposal No. 3 — The Redomestication Proposal — Effects of the Nevada Redomestication — Comparison of Shareholder Rights under British Columbia and Stockholder Rights under Nevada Law — Fiduciary Duties and Business Judgment” beginning on page 263 of this proxy statement/prospectus. Following the completion of the Merger, Mentari anticipates that the Combined Company will adopt a related party transaction approval policy and the Combined Company’s audit committee will be responsible for the review, consideration and approval or ratification of related party transactions.

If equity research analysts do not publish research or reports, or publish unfavorable research or reports, about the Combined Company, its business or its market, its stock price and trading volume could decline.

The trading market for the Combined Company common stock will be influenced by the research and reports that equity research analysts publish about it and its business. Equity research analysts may elect to not provide research coverage of the Combined Company common stock after the completion of the Merger, and such lack of research coverage may adversely affect the market price of its common stock. In the event it does have equity research analyst coverage, the Combined Company will not have any control over the analysts or the content and opinions included in their reports. The price of the Combined Company common stock could decline if one or more equity research analysts downgrade its stock or issue other unfavorable commentary or research. If one or more equity research analysts ceases coverage of the Combined Company or fails to publish reports on it regularly, demand for its common stock could decrease, which in turn could cause its stock price or trading volume to decline.

The Combined Company will have broad discretion in the use of the cash and cash equivalents of the Combined Company and the proceeds from the Mentari Pre-Closing Financing and may invest or spend the proceeds in ways with which you do not agree and in ways that may not increase the value of your investment.

The Combined Company will have broad discretion over the use of the cash and cash equivalents of the Combined Company and the proceeds from the Mentari Pre-Closing Financing. You may not agree with the Combined Company’s decisions, and its use of the proceeds may not yield any return on your investment. The Combined Company’s failure to apply these resources effectively could compromise its ability to pursue its growth strategy and the Combined Company might not be able to yield a significant return, if any, on its investment of these net proceeds. You will not have the opportunity to influence its decisions on how to use the Combined Company’s cash resources.

The Combined Company’s ability to use NOL carryforwards and other tax attributes may be limited, including as a result of the Merger.

Each of InMed and Mentari has incurred losses during its history, and the Combined Company does not expect to become profitable in the near future and may never achieve profitability. As of June 30, 2025, InMed had NOL carryforwards of approximately $97.3 million available to offset future taxable income in Canada and the United States. In particular, as of June 30, 2025, InMed had non-capital loss carry-forwards of approximately $89.2 million available to offset future taxable income in Canada. As of June 30, 2025, InMed had U.S. Federal net operating losses of $5.4 million and state net operating losses of $2.7 million. As of December 31, 2025, Mentari had federal NOL carryforwards of approximately $5.3 million. Under current law, U.S. federal NOLs incurred in tax years beginning after December 31, 2017 may be carried forward indefinitely, but the deductibility of such NOL carryforwards is limited to 80% of taxable income. It is uncertain if and to what extent various states will conform to federal law. In addition, under Sections 382 and 383 of the Code, U.S. federal NOL carryforwards and other tax attributes may become subject to an annual limitation in the event of certain cumulative changes in ownership. An “ownership change” pursuant to Section 382 of the Code generally occurs if one or more shareholders or groups of shareholders who own at least 5% of a company’s stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. The Combined Company’s ability to utilize its NOL carryforwards and other tax attributes to offset future taxable income or tax liabilities may be limited as a result of ownership changes, including, as discussed above, in connection with the Merger or other transactions. Similar rules may apply under state tax laws. If the Combined Company earns taxable income, such limitations could result in increased future income tax liability to the Combined Company, and the Combined Company’s future cash flows could be adversely affected.

Changes in tax law could adversely affect the Combined Company’s business and financial condition.

The Combined Company is subject to federal, state, and local income and other taxes in the United States and in foreign jurisdictions because of the scope of its operations. New tax laws, statutes, rules, regulations, or ordinances could be enacted at any time. Further, existing tax laws, statutes, rules, regulations, or ordinances could be interpreted differently, changed, repealed, or modified at any time. Any such enactment, interpretation, change, repeal, or modification could adversely affect us, possibly with retroactive effect. For example, the U.S. government recently enacted legislation commonly referred to as the One Big Beautiful Bill Act that (along with prior U.S. federal tax reform legislation) has resulted in significant changes to the taxation of business entities, including, among other changes, the imposition of minimum taxes and excise taxes, changes to the taxation of income derived from international operations, changes in the deduction and amortization of research and development expenditures, and limitations on the deductibility of business interest. Future guidance from the IRS and other taxing authorities with respect to this and other legislation may affect the Combined Company, and certain aspects of such legislation could be repealed or modified in future legislation or sunset in future years. In addition, it is uncertain if and to what extent various states will conform to federal law. To the extent that any such changes in tax laws and regulations have a negative impact on the Combined Company, including as a result of related uncertainty, its business, financial condition, results of operations and cash flows may be materially and adversely impacted.

Unfavorable global economic conditions could adversely affect the Combined Company’s business, financial condition, results of operations or cash flows.

The Combined Company’s results of operations could be adversely affected by general conditions in the global economy and in the global financial markets. A severe or prolonged economic downturn could result in a variety of risks to the Combined Company’s business, including weakened demand for the Combined Company’s product candidates and the Combined Company’s ability to raise additional capital when needed on acceptable terms, if at all. A weak or declining economy could also strain the Combined Company’s suppliers, possibly resulting in supply disruption, or cause the Combined Company’s customers to delay making payments for its services. Any of the foregoing could harm the Combined Company’s business and the Combined Company cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact its business.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus and management information circular contains statements that constitute forward-looking statements within the meaning of the federal securities laws and forward-looking information within the meaning of Canadian securities legislation in relation to InMed, Mentari, the Merger and the other proposed transactions contemplated thereby. Any express or implied statements that do not relate to historical or current facts or matters are forward-looking statements. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These forward-looking statements include, but are not limited to, express or implied statements regarding InMed’s or Mentari’s expectations, hopes, beliefs, intentions, or strategies regarding the future. In some cases, you can identify forward-looking statements by terminology such as “may,” “might,” “will,” “could,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “seeks,” “target,” “endeavor,” “possible,” “potential,” “continue,” “contemplate” or the negative of these terms or other comparable terminology, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based on current expectations and beliefs concerning future developments and their potential effects. There can be no assurance that future developments affecting InMed, Mentari or the proposed transaction will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond InMed’s or Mentari’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. In addition to other factors and matters contained in this document, InMed and Mentari believe the following factors could cause actual results to differ materially from those discussed in the forward-looking statements:

•	the risk that the conditions to the closing of the Merger are not satisfied, including the failure to obtain stockholder approval required to complete the Merger and transactions contemplated thereby;

•	InMed’s and Mentari’s ability to meet expectations regarding the timing and completion of the Merger;

•	the risk that the Mentari Pre-Closing Financing is not completed;

•

uncertainties as to the timing and costs of the consummation of the Merger and the ability of each of InMed and Mentari to consummate the Merger and the transactions contemplated thereby, including the Mentari Pre-Closing Financing;

•

uncertainties with obtaining the requisite approvals of the stockholders of each of InMed and Mentari and the eﬀectiveness of the registration statement to be filed with the SEC in connection with the Merger and the Pre-Closing Financing;

•	risks related to InMed’s continued listing on the Nasdaq until closing of the proposed Merger;

•	expectations regarding the strategies, prospects, plans expectations and objectives of management of InMed or Mentari for future operations of the Combined Company following the closing of the Merger;

•

the ability of the Combined Company to recognize the benefits that may be derived from the Merger, including the commercial or market opportunity of the product candidates of Mentari and the Combined Company;

•	the possibility that the CVR holders may never receive any proceeds pursuant to the InMed CVR Agreement;

•	the possibility that InMed shareholders will not receive any dividend of cash prior to the closing of the Merger;

•

risks related to InMed’s and Mentari’s ability to correctly estimate their respective operating expenses and expenses associated with the transaction, uncertainties regarding the impact any delay in the closing of the Merger would have on the anticipated cash resources of the Combined Company upon closing and other events and unanticipated spending and costs that could reduce the Combined Company’s cash resources;

•	the accuracy of the parties’ estimates regarding expenses, future revenue, capital requirements and needs for additional financing;

•	the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the Merger Agreement;

•	the fact that under the terms of the Merger Agreement, InMed and Mentari are restrained from soliciting other acquisition proposals during the pendency of the Merger, except in certain circumstances;

•

the effect of the announcement or pendency of the Merger on InMed’s or Mentari’s business relationships, operating results and business generally, including disruption of InMed’s and Mentari’s management’s attention from ongoing business operations due to the Merger and potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction;

•	the risk that the Merger Agreement may be terminated in circumstances that require InMed or Mentari to pay a termination fee;

•

the outcome of any legal proceedings that may be instituted against InMed, Mentari or any of their respective directors or officers related to the Merger Agreement or the transactions contemplated thereby;

•	the ability of InMed and Mentari to protect their respective intellectual property rights;

•	competitive responses to the Merger;

•	legislative, regulatory, political and economic developments beyond the parties’ control;

•	the initiation, timing and success of clinical trials for Mentari’s product candidates;

•	success in retaining, or changes required in, InMed’s and Mentari’s officers, key employees or directors;

•	InMed’s public securities’ potential liquidity and trading;

•	regulatory actions with respect to InMed’s and Mentari’s product candidates or their respective competitors’ products and product candidates;

•	Mentari’s ability to manufacture their product candidates in conformity with the FDA’s requirements and to scale up manufacturing of their product candidates to commercial scale, if approved;

•	uncertainties regarding the capabilities and potential of Mentari’s pipeline programs;

•	Mentari’s reliance on third-party contract development and manufacturer organizations to manufacture and supply product candidates;

•	the beneficial characteristics, and the potential safety, efficacy and therapeutic effects of Mentari’s product candidates;

•	the expected potential benefits of strategic collaboration with third parties and Mentari’s ability to attract collaborators with development, regulatory and commercialization expertise;

•	Mentari’s ability to successfully commercialize product candidates, if approved, and the rate and degree of market acceptance of such product candidates; and

•	developments and projections relating to Mentari’s competitors or industry.

Should one or more of these risks or uncertainties materialize, or should any of InMed’s or Mentari’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. There may be additional risks that InMed or Mentari considers immaterial or which are unknown. You are urged to carefully review the disclosures InMed and Mentari make concerning these risks and other factors that may affect InMed’s and Mentari’s business and operating results under the section titled “Risk Factors” beginning on page 33 of this proxy statement/prospectus. Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in reports filed with the SEC and certain Canadian securities regulators by InMed and incorporated by reference herein. Please see the section titled “Where You Can Find More Information” beginning on page 439 of this proxy statement/prospectus. There can be no assurance that the Merger will be completed, or if it is completed, that it will be completed within the anticipated time period or that the expected benefits of the Merger will be realized.

If any of these risks or uncertainties materialize or any of these assumptions prove incorrect, the results of InMed, Mentari or the Combined Company could differ materially from the forward-looking statements. Any public statements or disclosures by InMed and Mentari following this proxy statement/prospectus that modify or impact any of the forward-looking statements contained in this proxy statement/prospectus will be deemed to modify or supersede such statements in this proxy statement/prospectus. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document and are qualified in their entirety by reference to the cautionary statements herein. InMed and Mentari do not intend, and undertake no obligation, to update any forward-looking information to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, unless required by law to do so.

THE SPECIAL MEETING OF INMED SHAREHOLDERS

Date, Time and Place

The InMed Shareholders Meeting will be held on    , 2026, commencing at    a.m. Eastern Time, unless postponed or adjourned to a later date. The InMed Shareholders Meeting will be held in a virtual only format, which will be conducted via telephone conference. InMed Shareholders may attend the InMed Shareholders Meeting by using the following conference call dial-in details:    . InMed shareholders may vote in advance of the InMed Shareholders Meeting online at https://vote.odysseytrust.com using the control number printed on their form of proxy. InMed is sending this proxy statement/prospectus and management information circular to its shareholders in connection with the solicitation of proxies by the InMed Board for use at the InMed Shareholders Meeting and any adjournments or postponements of the InMed Shareholders Meeting. This proxy statement/prospectus and management information circular is first being furnished to InMed shareholders on or about    , 2026.

Purpose of the InMed Shareholders Meeting

The purposes of the InMed Shareholders Meeting are:

1.

Approve (i) the issuance of InMed Common Shares, including the InMed Common Shares issuable upon conversion of InMed Series A Preferred Shares, which will represent more than 20% of the InMed Common Shares outstanding immediately prior to the First Merger, to stockholders of Mentari, pursuant to the Merger Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus, and (ii) the change of control of InMed resulting from the First Merger, pursuant to Nasdaq Listing Rules 5635(a) and 5635(b), respectively (the “Nasdaq Share Issuance Proposal” or “Proposal No. 1”);

2.

Approve one or more reductions of the capital of InMed in respect of the InMed Common Shares (and, in the case of an InMed Legacy Transaction Distribution, the InMed Preferred Shares, if applicable) in connection with the distributions to the InMed shareholders contemplated by the Merger Agreement (the “Return of Capital Proposal” or “Proposal No. 2”);

3.

Approve the redomestication of InMed from British Columbia to the State of Nevada by continuation under the laws of British Columbia and domestication under the laws of Nevada (the “Redomestication Proposal” or “Proposal No. 3”);

4.	Approve the Mentari Therapeutics, Inc. 2026 Stock Incentive Plan (the “Stock Plan Proposal” or “Proposal No. 4”);

5.	Approve the Mentari Therapeutics, Inc. 2026 Employee Stock Purchase Plan (the “ESPP Proposal” or “Proposal No. 5”);

6.

Approve, on an advisory basis, certain compensation arrangements for InMed’s named executive officers that are based on or otherwise relate to the Merger (the “Merger Compensation Proposal” or “Proposal No. 6”);

7.

Approve an adjournment of the InMed Shareholders Meeting, if necessary, to solicit additional proxies if there is not a sufficient number of votes in favor of the Nasdaq Share Issuance Proposal (the “Adjournment Proposal” or “Proposal No. 7”); and

8.	Transact such other business as may properly come before the shareholders at the InMed Shareholders Meeting or any adjournment or postponement thereof.

Approval of Proposal No. 1 is a condition to the completion of the Merger. Therefore, the Merger cannot be consummated without the approval of Proposal No. 1, unless, to the extent permitted by applicable law, each of InMed, the Merger Subs, and Mentari waives such condition. The issuance of InMed Common Shares, including InMed Common Shares issuable upon conversion of InMed Series A Preferred Shares, and InMed Series A Preferred Shares in connection with the Merger and the change of control of InMed resulting from the Merger will not take place unless Proposal No. 1 is approved by InMed shareholders and the Merger is consummated.

Recommendation of the InMed Board of Directors

The InMed Board recommends that you vote:

•

The InMed Board has determined and declared that the issuance of InMed Common Shares, including InMed Common Shares issuable upon conversion of InMed Series A Preferred Shares, pursuant to the Merger Agreement is fair to, in the best interests of, and advisable to, InMed and its shareholders. The InMed Board recommends that InMed shareholders vote “FOR” the approval of the Nasdaq Share Issuance Proposal as described in this proxy statement/prospectus.

•

The InMed Board has determined and believes that it is fair to, in the best interests of, and advisable to, InMed and its shareholders to approve one or more reductions of the capital of InMed in respect of the InMed Common Shares (and, in the case of an InMed Legacy Transaction Distribution, the InMed Preferred Shares, if applicable) in connection with the distributions to the InMed shareholders contemplated by the Merger Agreement. The InMed Board recommends that InMed shareholders vote “FOR” the Return of Capital Proposal as described in this proxy statement/prospectus.

•

The InMed Board has determined and believes that it is fair to, in the best interests of, and advisable to, InMed and its shareholders to approve the redomestication of InMed from British Columbia to the State of Nevada by continuation. The InMed Board recommends that InMed shareholders vote “FOR” the Redomestication Proposal as described in this proxy statement/prospectus.

•

The InMed Board has determined and believes that it is advisable to, and in the best interests of, InMed and its shareholders to approve the 2026 Stock Incentive Plan, as described in this proxy statement/prospectus. The InMed Board recommends that InMed shareholders vote “FOR” the Stock Plan Proposal as described in this proxy statement/prospectus.

•

The InMed Board has determined and believes that it is advisable to, and in the best interests of, InMed and its shareholders to approve the 2026 Employee Stock Purchase Plan, as described in this proxy statement/prospectus. The InMed Board recommends that InMed shareholders vote “FOR” the ESPP Proposal as described in this proxy statement/prospectus.

•

The InMed Board has determined and believes that it is advisable to, and in the best interests of, InMed and its shareholders to approve certain compensation arrangements for InMed’s named executive officers that are based on or otherwise relate to the Merger. The InMed Board recommends that InMed shareholders vote “FOR” the Merger Compensation Proposal as described in this proxy statement/prospectus.

•

The InMed Board has determined and believes that adjourning the InMed Shareholders Meeting, if necessary, to solicit additional proxies if there is not a sufficient number of votes in favor of the Nasdaq Share Issuance Proposal is fair to, in the best interests of, and advisable to, InMed and its shareholders and has approved and adopted the proposal. The InMed Board recommends that InMed shareholders vote “FOR” the Adjournment Proposal, if necessary, as described in this proxy statement/prospectus.

Record Date and Voting Power

Only holders of record of InMed Common Shares at the close of business on the record date of    , 2026, are entitled to notice of, and to vote at, the InMed Shareholders Meeting. At the close of business on    , 2026, there were    registered holders of record of InMed Common Shares and there were    InMed Common Shares issued and outstanding. Each InMed Common Share entitles the holder thereof to one vote on each matter submitted for shareholder approval.

Voting and Revocation of Proxies

The form of proxy accompanying this proxy statement/prospectus is solicited on behalf of the InMed Board for use at the InMed Shareholders Meeting. Accompanying this proxy statement/prospectus is a form of proxy for use at the InMed Shareholders Meeting (the “Proxy”). Each InMed shareholder who is entitled to attend the InMed Shareholders Meeting is encouraged to participate in the InMed Shareholders Meeting and InMed shareholders are urged to vote on matters to be considered at the InMed Shareholders Meeting or by proxy.

Appointment of Proxyholders

The individuals named in the Proxy are directors or officers of InMed. If you are a shareholder entitled to vote at the InMed Shareholders Meeting, you have the right to appoint an individual or company other than either of the individuals designated in the Proxy, who need not be a shareholder, to attend and act for you and on your behalf at the InMed Shareholders Meeting. You may do so either by striking out the names of the persons named in the Proxy and inserting the name of that other individual or company in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.

Registered Shareholder

If, as of the record date, your InMed Common Shares are registered directly in your name with Odyssey, you are a registered shareholder. As a registered shareholder, you may vote at the InMed Shareholders Meeting or vote by proxy. Whether or not you plan to attend the InMed Shareholders Meeting, InMed encourages you to vote by proxy to ensure your vote is counted. Even if you have submitted a proxy before the InMed Shareholders Meeting, you may still attend the InMed Shareholders Meeting and vote. In such case, your previously submitted proxy will be disregarded. The procedures for voting by proxy are as follows:

•	To vote by proxy online, visit https://vote.odysseytrust.com. You will require the control number printed on your form of proxy. If you vote online, do not mail your proxy.

•

To vote by proxy by mail or personal delivery, complete, date and sign the Proxy and return it to the Proxy Department, Odyssey Trust Company, Suite 1100, 67 Yonge Street, Toronto, Ontario, Canada M5E 1J8.

•

To vote by proxy by fax, complete, date and sign the Proxy and fax it to Odyssey Trust Company, Attention: Proxy Department, at +1.800.517.4553 (toll-free within Canada and the U.S.) or +1.416.263.9524 (International).

To be valid, the Proxy must be received by Odyssey not later than 48 hours, excluding Saturdays, Sundays and statutory holidays, before the time of the InMed Shareholders Meeting or any adjournment or postponement thereof. The time limit for deposit of proxies may be waived or extended by the chair of the InMed Shareholders Meeting at his or her discretion, without notice.

Beneficial (Non-Registered) Shareholders

The following information is of significant importance to shareholders who do not hold InMed Common Shares in their own name (“Beneficial Holders”). Only registered holders of InMed Common Shares, or the persons they appoint as their proxyholders, are permitted to vote at the InMed Shareholders Meeting.

If InMed Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those InMed Common Shares will not be registered in the shareholder’s name on the records of InMed. Such InMed Common Shares will more likely be registered under the names of the shareholder’s broker or an agent of that broker. In many cases, InMed Common Shares beneficially owned by a Beneficial Holder are registered either: (i) in the name of an Intermediary that the Beneficial Holder deals with in respect of the InMed Common Shares; or (ii) in the name of a clearing agency of which the Intermediary is a participant.

Intermediaries are required to seek voting instructions from beneficial shareholders in advance of shareholders’ meetings. Every Intermediary has its own mailing procedures and provides its own return instructions to clients. In accordance with NI 54-101, InMed has distributed copies of the notice of the InMed

Shareholders Meeting, this proxy statement/prospectus, the Proxy and related material to Intermediaries for onward distribution to Beneficial Holders. InMed is not relying on the notice-and-access delivery procedures set out in NI 54-101 to distribute copies of proxy-related materials in connection with the InMed Shareholders Meeting.

InMed does not intend to pay for Intermediaries to deliver proxy-related materials to OBOs, and OBOs will not receive such materials unless their Intermediary assumes the cost of delivery.

The majority of Intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge. Broadridge typically provides a VIF in lieu of a form of proxy. Beneficial Holders should complete and return the VIF to Broadridge in accordance with the instructions provided. Alternatively, the Beneficial Holder may call a toll-free telephone number or access the internet to provide instructions regarding the voting of InMed Common Shares held by the Beneficial Holder, in accordance with the instructions provided. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of InMed Common Shares to be represented at the InMed Shareholders Meeting. A Beneficial Holder receiving a VIF cannot use that VIF to vote InMed Common Shares directly at the InMed Shareholders Meeting — the VIF must be returned as directed by Broadridge well in advance of the InMed Shareholders Meeting in order to have such InMed Common Shares voted. Beneficial Holders should ensure that instructions respecting the voting of their InMed Common Shares are communicated in a timely manner and in accordance with the instructions provided by their Intermediary or Broadridge, as applicable.

Although a Beneficial Holder may not be recognized directly at the InMed Shareholders Meeting for the purpose of voting InMed Common Shares registered in the name of their Intermediary, a Beneficial Holder may attend the InMed Shareholders Meeting as proxyholder for the Intermediary and vote the InMed Common Shares in that capacity. Beneficial Holders who wish to attend the InMed Shareholders Meeting and indirectly vote their InMed Common Shares as proxyholder for their Intermediary should enter their own names in the blank space on the VIF provided to them and return the same in accordance with the instructions provided by their Intermediary or Broadridge, as applicable, well in advance of the InMed Shareholders Meeting. Alternatively, a beneficial shareholder can request in writing that their Intermediary send them a legal proxy, which would enable the beneficial shareholder to attend the InMed Shareholders Meeting and vote their InMed Common Shares.

Voting by Proxyholder

If a shareholder specifies a choice for a matter in the Proxy, and if the proxy is duly completed and delivered and has not been revoked, the individuals named in the Proxy will vote, or withhold voting, the InMed Common Shares represented thereby in accordance with the choice specified on any ballot that may be called for. The Proxy confers discretionary authority on the individuals named therein with respect to: (i) each matter or group of matters identified therein for which a choice is not specified; (ii) any amendment to or variation of any matter identified therein; and (iii) any other matter that properly comes before the InMed Shareholders Meeting, in each instance, to the extent permitted by law, whether or not the amendment, variation or other matter that comes before the InMed Shareholders Meeting is routine and whether or not the amendment, variation or other matter that comes before the meeting is contested. In respect of a matter for which a choice is not specified in the Proxy, the individuals named in the Proxy will vote InMed Common Shares represented by such proxy “FOR” all of the Proposals in accordance with the recommendation of the InMed Board.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it at any time before it is exercised by: (i) executing a form of proxy bearing a later date and depositing it with Odyssey, or voting again online at https://vote.odysseytrust.com, in each case before the proxy deposit deadline; (ii) delivering a written notice of revocation, executed by the registered shareholder or the registered shareholder’s authorised attorney in writing (or, if the registered shareholder is a corporation, under its corporate seal by an officer or attorney duly authorised), to the Proxy Department, Odyssey Trust Company, Suite 1100, 67 Yonge Street, Toronto, Ontario, Canada M5E 1J8, or to InMed’s registered office at Suite 1445 – 885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3E8, at any time up to and including the last business day preceding the day of the InMed Shareholders Meeting or any adjournment or postponement thereof; or (iii) attending the InMed Shareholders Meeting and voting during the meeting (in which case the previously submitted proxy will be disregarded).

Beneficial Holders who wish to change their voting instructions should contact their Intermediary for directions on how to do so.

Solicitation of Proxies

This proxy statement/prospectus is provided in connection with the solicitation of proxies by management of InMed for use at the InMed Shareholders Meeting. It is expected that the solicitation will be primarily by mail, but proxies may also be solicited personally or by telephone by InMed’s directors, officers and regular employees without special compensation, at nominal cost. InMed and Mentari will share equally the costs of printing and filing this proxy statement/prospectus and the Proxy. InMed will pay the reasonable expenses of Intermediaries for forwarding copies of the notice of the InMed Shareholders Meeting, Proxy, this proxy statement/prospectus and related material to Beneficial Holders. InMed will provide, without cost to such persons, upon request to the Secretary of InMed, additional copies of the foregoing documents required for this purpose.

If a holder of InMed Common Shares executes and returns a proxy and does not specify otherwise, the shares represented by that proxy will be voted “FOR” all of the proposals in accordance with the recommendation of the InMed Board.

Required Vote

The presence at the InMed Shareholders Meeting of two persons who hold not less than 33 1⁄3% of the issued and outstanding InMed Common Shares and who are entitled to vote at the InMed Shareholders Meeting is necessary to constitute a quorum at the meeting. Abstentions and broker non-votes, if any, will be counted towards the presence of a quorum. The affirmative vote of two-thirds of the votes properly cast by the holders of InMed Common Shares in person or represented by proxy at the InMed Shareholders Meeting, assuming a quorum is present, is required for approval of Proposal No. 1, Proposal No. 2 and Proposal No. 3. The affirmative vote of a simple majority of the votes properly cast by the holders of InMed Common Shares in person or represented by proxy at the InMed Shareholders Meeting, assuming a quorum is present, is required for the approval of Proposal No. 4, Proposal No. 5, Proposal No. 6, and Proposal No. 7.

Approval of Proposal No. 1 is a condition to the completion of the Merger. Therefore, the Merger cannot be consummated without the approval of Proposal No. 1, unless, to the extent permitted by applicable law, each of InMed, the Merger Subs, and Mentari waives such condition. The issuance of InMed Common Shares, including InMed Common Shares issuable upon conversion of InMed Series A Preferred Shares, and InMed Series A Preferred Shares in connection with the Merger and the change of control of InMed resulting from the Merger will not take place unless Proposal No. 1 is approved by InMed shareholders and the Merger is consummated.

Additionally, Proposal Nos. 2, 3, 4, 5, and 6 are each conditioned on the consummation of the Merger. Therefore, if Proposal No. 1 is not approved or the Merger is not consummated, Proposal Nos. 2, 3, 4, 5, and 6 will each have no effect, even if approved by InMed shareholders.

Votes will be counted by the inspector of election or scrutineer appointed for the meeting, who will separately count “FOR” and “AGAINST” votes, abstentions and broker non-votes, if any, as applicable to each proposal. Abstentions and broker non-votes, if any, will be treated as shares present for the purpose of determining the presence of a quorum for the transaction of business at the InMed Shareholders Meeting. Any InMed Common Shares represented at the InMed Shareholders Meeting but not voted (whether by abstention, broker non-vote or otherwise) will have no impact on any matters to be acted upon at the InMed Shareholders Meeting.

InMed directors and officers beneficially holding less than 1% of the outstanding InMed Common Shares as of March 31, 2026 have entered into InMed Support Agreements with InMed and Mentari to vote all of their InMed Common Shares in favor of Proposal No. 1, subject to the terms of the support agreements. Following the effectiveness of the registration statement on Form S-4 of which the accompanying proxy statement/prospectus is a part and pursuant to the Merger Agreement, Mentari stockholders holding a sufficient number of shares of Mentari capital stock to adopt the Merger Agreement and approve the Merger and related transactions will be asked to execute written consents providing for such adoption and approval.

Other Matters

As of the date of this proxy statement/prospectus, the InMed Board does not know of any business to be presented at the InMed Shareholders Meeting other than as set forth in the notice accompanying this proxy statement/prospectus. If any other matters should properly come before the InMed Shareholders Meeting, it is intended that the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the persons voting the proxies.

THE MERGER

This section and the section titled “The Merger Agreement” beginning on page 190 of this proxy statement/prospectus describe the material aspects of the Merger and the Merger Agreement. While InMed and Mentari believe that this description covers the material terms of the Merger and the Merger Agreement, it may not contain all of the information that is important to you. You should read carefully this entire proxy statement/prospectus for a more complete understanding of the Merger and the Merger Agreement and the other documents to which you are referred in this proxy statement/prospectus. See the section titled “Where You Can Find More Information” beginning on page 439 of this proxy statement/prospectus.

Background of the Merger

The following chronology is a summary description of the background of the negotiations of the proposed Merger and does not purport to document every discussion among representatives of InMed, Mentari, or other parties. In addition to formal meetings of the Strategic Committee and the InMed Board, InMed’s management had periodic and other informal discussions with members of the Strategic Committee and the InMed Board throughout the process, and InMed’s management held periodic calls with various advisors, and ultimately with Mentari and its advisors. The terms of the Merger Agreement are the result of extensive arm’s-length negotiations among InMed’s and Mentari’s management and members of the Strategic Committee, the InMed Board and the Mentari Board, as well as with InMed’s and Mentari’s respective financial advisors and legal counsel.

In the ordinary course of business, the InMed Board, assisted by InMed management and outside advisors, regularly considers and reviews the strategy, performance and prospects of InMed with a view toward maximizing shareholder value. These reviews have included, from time to time, discussions of opportunities and risks associated with InMed’s development programs, its financial condition, strategic relationships and financial market and macroeconomic conditions generally, as well as strategic alternatives, financing opportunities, business collaborations and licensing opportunities potentially available to InMed.

As part of such ongoing consideration and review, in recent years the InMed Board engaged a financial advisor (the “Former Financial Advisor”) to assist InMed management in conducting a comprehensive and continuous review of strategic alternatives, including identifying potential merger, acquisition and business combination candidates, as well as opportunities to acquire or in-license biotechnology products and product candidates from third parties. In 2024 through 2025, the Former Financial Advisor, together with InMed management, at the direction and oversight of the InMed Board, identified and evaluated a broad range of potential counterparties and strategic opportunities available in the biotechnology market. Throughout this process, the InMed Board was apprised by the financial advisor of the landscape of available M&A targets and other strategic alternatives and developed a thorough understanding of the opportunities and considerations relevant to InMed’s strategic direction.

During the same period, INM-901, InMed’s novel, small molecule drug candidate in development for the treatment of Alzheimer’s disease, was advancing through early preclinical drug development to meet regulatory requirements for early-phase human clinical trials. The costs associated with advancing INM-901 through its early-phase clinical trials were anticipated to place a significant financial strain on InMed’s capital resources. In light of the InMed Board’s and InMed management’s firsthand observations of the broader biotechnology industry landscape in recent years (including, absent a transformative strategic transaction, the persistent challenges in the capital markets for biotechnology companies and unfavorable financing environment), the InMed Board and InMed management recognized the challenges in maintaining sufficient cash to both advance INM-901 through clinical development and continue to operate InMed as a standalone business. The available options for raising additional capital were expected to come at a significant cost, including continued substantial dilution to existing shareholders, which the InMed Board believed would materially reduce InMed’s ability to continue to maintain its Nasdaq listing and deliver value to its shareholders.

The engagement of the Former Financial Advisor expired in September 2025. Following this time, and into early 2026, the InMed Board continued to hold periodic meetings to review InMed’s financial position, capital requirements and financing strategy, and consider opportunities and strategies for obtaining sufficient capital to continue building its therapeutic pipeline, including development programs targeting the treatment of diseases with high unmet medical needs, specifically Alzheimer’s disease. Pursuant to these meetings, the InMed Board directed InMed’s management to continue to evaluate strategic alternatives.

On March 26, 2026, InMed’s management received an unsolicited introduction email from Lucid Capital Markets, LLC (“Lucid”). Though Lucid’s contact with InMed management had been unsolicited, members of InMed management had previously met representatives of Lucid and had become familiar with Lucid’s capabilities and connections in the biotechnology sector. Introductory teleconferences were conducted. Lucid was representing a private, U.S.-based biotechnology company interested in completing a potential business combination with InMed. Negotiations advanced in this regard, but ended with the potential counterparty choosing a merger partner other than InMed. On April 1, 2026, InMed received an initial non-binding term sheet from a private company client of Lucid regarding a potential strategic transaction. On April 2, 2026, Lucid contacted InMed’s external counsel, Norton Rose Fulbright Canada LLP (“Norton Rose Fulbright”) to discuss certain legal considerations associated with InMed’s Canadian domicile in the context of the proposed transaction. Following the review of the initial term sheet by InMed and Norton Rose Fulbright, InMed delivered a revised draft of the term sheet to Lucid’s private company client on April 3, 2026. The parties thereafter continued to engage in discussions regarding a potential transaction. However, those discussions were ultimately discontinued on April 10, 2026, after the potential counterparty determined to pursue a transaction with an alternative reverse merger target, in part due to considerations relating to InMed’s Canadian domicile.

On April 10, 2026, InMed’s management was re-contacted by Lucid regarding its expertise, ability and interest in assisting InMed in pursuing other potential business combinations. Representatives of InMed and Lucid proceeded to have a number of meetings by videoconference and telephone between April 10, 2026 and April 15, 2026 to discuss potential business combinations that could be available through Lucid’s pipeline of biotechnology opportunities, as well as Lucid’s proposed financial and other terms should it be engaged to assist InMed. InMed’s management also discussed with Lucid that, if requested by the InMed Board, Lucid would be expected to provide the InMed Board with an opinion about the fairness, from a financial point of view, of the exchange ratio in connection with any such potential business combination.

On April 15, 2026, the InMed Board met with representatives of InMed’s management and Norton Rose Fulbright, and considered the financial and other terms of Lucid’s proposed engagement letter. After discussion, the InMed Board authorized the President and CEO to seek Norton Rose Fulbright’s review of the engagement letter and to, after receiving input from Norton Rose Fulbright, finalize and execute the engagement letter with Lucid. After further negotiation of the engagement letter, on April 16, 2026, InMed entered into the engagement letter with Lucid.

On April 17, 2026, the InMed Board met with InMed management and representatives of each of Norton Rose Fulbright and Lucid to review opportunities for potential business combinations.

In its proposed consideration of potential business combinations, the InMed Board acknowledged the potential for perceived conflicts of interest arising in the context of such transactions and sought the legal advice of Norton Rose Fulbright on the appropriate steps to be taken. At the April 17, 2026 meeting, following discussions with Norton Rose Fulbright, the InMed Board deemed it appropriate to establish the Strategic Committee, comprised of Andrew Hull, Nicole Lemerond, Neil Klompas and John Bathery, to consider and evaluate any potential business combination, including the effects of any such transaction on InMed shareholders and other stakeholders of InMed, and to evaluate compliance with the requirements of MI 61-101 with respect to directors and officers of InMed who may receive a collateral benefit (as defined in MI 61-101) as a result of the Merger. See “Interests of InMed’s Directors and Executive Officers in the Merger – MI 61-101.”

In selecting Messrs. Hull, Klompas and Bathery and Ms. Lemerond to act as members of the Strategic Committee, the InMed Board considered, among other things, their industry and transactional knowledge and experience and determined that these directors were each anticipated to be disinterested with respect to a potential transaction and free of any relationship that, in the opinion of the InMed Board, would interfere with the exercise of their independent judgment in carrying out their responsibility in considering and evaluating a potential transaction. Further, none of Messrs. Hull, Klompas and Bathery and Ms. Lemerond were or are officers or employees of InMed and all of them were and are independent directors of InMed under National Instrument 52-110 – Audit Committee and National Instrument 58-101 – Disclosure of Corporate Governance Practices.

Concurrently with the formation of the Strategic Committee, the members of the Strategic Committee, together with Norton Rose Fulbright, who was engaged to act as legal advisor to the Strategic Committee, carefully discussed a broad mandate for the Strategic Committee to, among other things, review and consider any potential business combination and make recommendations to the InMed Board on whether such transaction (or other alternative transactions) would, if consummated, be in the best interests of InMed and fair to InMed shareholders and other stakeholders of InMed. Norton Rose Fulbright also briefed the members of the Strategic Committee regarding their duties (including fiduciary duties) under applicable law in the context of a strategic transaction, the management of any actual or potential conflicts of interest and the transaction process, including their obligation to protect the interests of the minority shareholders and to consider the impact of the potential transaction on InMed’s other stakeholders.

The InMed Board approved the Strategic Committee’s mandate and authorized the Strategic Committee to oversee the negotiation of the terms of any potential business combination and seek financial and other advice in support of such undertaking. As part of such approvals, Mr. Hull was appointed to act as Chair of the Strategic Committee.

Shortly following signing of the engagement letter with Lucid, Lucid, through its pipeline of biotechnology opportunities, identified Company A, a biotechnology company developing therapies for immune-mediated inflammatory diseases, as a potential counterparty for a reverse merger transaction. Company A is a portfolio company of Fairmount Funds Management LLC (“Fairmount”), a Philadelphia-based investment firm investing in new therapies pursued by biotechnology and life science companies.

On April 16, 2026, InMed and Fairmount entered into a non-disclosure agreement that did not include a standstill and began exchanging diligence materials. Fairmount’s obligations under the non-disclosure agreement extended to Fairmount’s portfolio companies (including Company A and Mentari).

On April 16, 2026, Wedbush Securities Inc. (“Wedbush”), Company A’s financial advisor, circulated an initial draft of a term sheet for a proposed reverse merger transaction between InMed and Company A (the “Company A Term Sheet”), which InMed’s management subsequently shared with the InMed Board.

Between April 17, 2026 and April 20, 2026, members of InMed’s management spoke with the InMed Board about the Company A Term Sheet and met with representatives from Lucid and Norton Rose Fulbright to discuss the Company A Term Sheet, including the potential mechanism for contingent payments to InMed shareholders via a proposed contingent value rights agreement, the terms of which would be negotiated among the parties in a definitive form thereof. Throughout this period, InMed and Company A, through their respective advisors, exchanged a revised draft of the Company A Term Sheet, culminating in a determination by the Strategic Committee that the transactions contemplated by the Company A Term Sheet represented a viable alternative for InMed and its shareholders.

During this time, after seeking guidance from Lucid and outside advisors, the InMed Board also considered potentially repricing outstanding preferred investment options held by three significant holders (Sabby Volatility Warrant Master Fund, Ltd., certain affiliates of H.C. Wainwright & Co., LLC and Armistice Capital Master Fund

Ltd.) to mitigate the risk of such securities being a potential impediment to strategic transactions. At a meeting on April 19, 2026, the Strategic Committee instructed InMed management and Lucid to approach and wall-cross such holders and discuss the repricing of their preferred investment options.

On April 20, 2026, the InMed Board directed InMed management to proceed to finalize and execute the term sheet and negotiate a transaction with Company A.

On April 21, 2026, InMed and Company A entered into the Company A Term Sheet. The final Company A Term Sheet provided for the acquisition of all of Company A’s outstanding equity securities by InMed in exchange for InMed Common Shares at a customary exchange ratio determined by the relative valuations of InMed and Company A to be agreed by the parties and a concurrent equity financing of at least $320 million. The final Company A Term Sheet also provided InMed shareholders the right to receive contingent payments pre- or post-closing in connection with a potential sale, license, transfer, disposition, divestiture or other monetization transaction of the InMed Legacy Business.

Between April 21, 2026 and May 1, 2026, InMed’s management conducted scientific, regulatory, financial and strategic diligence on Company A through review of materials provided in a virtual data room and discussions with representatives of Company A’s management, including on a scientific due diligence session held by videoconference on April 29, 2026.

On April 27, 2026, InMed announced that it had entered into amending agreements in respect of preferred investment options previously entered into with each of Sabby Volatility Warrant Master Fund, Ltd. and certain affiliates of H.C. Wainwright & Co., LLC.

On April 27, 2026, Gibson, Dunn & Crutcher LLP (“Gibson Dunn”), Company A’s legal advisor, delivered an initial draft of the Merger Agreement to Norton Rose Fulbright. Between April 27, 2026 and May 1, 2026, the parties and their respective advisors negotiated the terms and conditions of the Merger Agreement.

On April 28, 2026, representatives of Gibson Dunn delivered to Norton Rose Fulbright drafts of certain ancillary agreements and documents relating to the Merger, the terms of which the parties negotiated through May 1, 2026, including the InMed Support Agreement, Company A Support Agreement and the Lock-Up Agreement.

On May 1, 2026, each of the Strategic Committee and the InMed Board held meetings with InMed’s management and representatives of each of Lucid and Norton Rose Fulbright to discuss the status of the reverse merger transaction negotiations with Company A, including the terms of the Merger Agreement and the results of the diligence review of Company A. The InMed Board reviewed and discussed InMed’s existing cash resources, the proposed transaction timeline, the treatment of outstanding InMed equity awards in connection with the Merger, the terms of the proposed concurrent private placement financing for the transaction (including the potential dilution to InMed shareholders as a result of such financing) and provided guidance on the terms being negotiated in the Merger Agreement and the ancillary agreements and documents.

During the discussion of these key issues, InMed management and its advisors discussed that certain due diligence findings revealed potential third-party IP licensing impediments that were likely to prevent or materially delay the overall transaction timeline and the completion of the Merger. Further discussion included the relative merits and risks of the transactions contemplated by the Company A Term Sheet and potential alternatives (including InMed continuing to remain a standalone company, a potential liquidation or dissolution of InMed and alternative strategic transactions), the expected value to InMed shareholders in pursuing a transaction with Company A and the significant risks to completion of a merger, including the risk that the third-party license agreement required by Company A would not be executed within the timeframe necessary to support the proposed transaction.

On May 1, 2026, Wedbush notified Lucid that Company A did not wish to proceed with the transaction contemplated by the Company A Term Sheet at that time, citing concerns regarding the anticipated timing for execution of the required third-party license agreement and the resulting risk that such timing could prevent or materially delay any potential transaction involving the parties. Following receipt of Company A’s determination, the InMed Board, acting upon the unanimous recommendation of the Strategic Committee, determined that InMed would not continue pursuing a transaction with Company A and would instead evaluate alternative strategic transactions.

Following the termination of discussions with Company A, Fairmount informed the InMed Board and InMed management that it believed InMed continued to present an attractive opportunity for a potential business combination and that one of its other portfolio companies, Mentari, might present a viable option for InMed’s consideration for a potential reverse merger transaction. In light of Fairmount’s continued engagement and its credibility as a counterparty and following discussions with and the receipt of advice from Lucid, InMed’s management, at the direction of the InMed Board, acting upon the unanimous recommendation of the Strategic Committee, determined that it would consider a potential proposal from Mentari, if any.

On May 5, 2026, representatives of Mentari delivered to Lucid and members of InMed’s management an initial draft of a term sheet for a proposed reverse merger transaction between InMed and Mentari (the “Initial Mentari Term Sheet”), which InMed’s management subsequently shared with the InMed Board. The Initial Mentari Term Sheet provided for the acquisition of all outstanding shares of Mentari capital stock by InMed in exchange for InMed Common Shares at a customary exchange ratio determined by the relative valuations of InMed and Mentari and a concurrent private placement into Mentari (the “Mentari Pre-Closing Financing”). See “The Merger Agreement—Exchange Ratio” beginning on page 194.

On May 5, 2026 and May 6, 2026, members of InMed’s management spoke with the InMed Board about the Initial Mentari Term Sheet and met with representatives from Lucid and Norton Rose Fulbright to discuss the Initial Mentari Term Sheet, including the proposed InMed valuation and the mechanism for contingent payments to InMed’s shareholders via the proposed contingent value rights (“CVR”) agreement (the “CVR Agreement”).

On May 5, 2026, a representative of InMed sent a revised term sheet to Wedbush, Mentari’s financial advisor (the “Revised Mentari Term Sheet”). The Revised Mentari Term Sheet provided, among other things, that fees in connection with filing of the Registration Statement with SEC, the Antitrust Fees and the Nasdaq Fees would be borne equally by InMed and Mentari.

Between May 5, 2026 and May 7, 2026, InMed’s management conducted initial scientific, regulatory, financial and strategic diligence on Mentari through review of materials provided in a virtual data room and discussions with representatives of Mentari’s management.

On May 7, 2026, a representative of Lucid sent InMed’s management a further revised term sheet (the “Final Mentari Term Sheet”). The Final Mentari Term Sheet provided, among other things, for (i) a valuation of InMed of $5.7 million, which would be adjusted upward or downward, dollar-for-dollar based on the amount of net cash above or below negative $3,400,000, respectively, held by InMed at the closing of the Merger, and capped at a maximum valuation of $10,000,000; and (ii) the right of InMed shareholders to receive contingent payments on or pre-closing (through the InMed Legacy Transaction Distribution) or post-closing (through the CVR Agreement) in connection with a potential sale, license, transfer, disposition, divestiture or other monetization transaction of the InMed Legacy Business.

Also on May 7, 2026, InMed’s management presented the Final Mentari Term Sheet and its initial due diligence findings on Mentari to each of the Strategic Committee and the InMed Board, who reviewed and assessed the Final Mentari Term Sheet as being a potentially attractive alternative to previously discussed alternative transactions, including the previously proposed transaction with Company A. The participants also discussed other potential strategic alternatives, including a liquidation or dissolution of InMed, and determined that no alternatives to the proposed merger with Mentari were reasonably likely to create greater value for InMed shareholders.

Based on its consideration, the Strategic Committee and, upon the unanimous recommendation of the Strategic Committee, the InMed Board determined the transactions contemplated by the Final Mentari Term Sheet represented the best available alternative for InMed and its shareholders and directed InMed management to execute the term sheet and negotiate a transaction with Mentari.

Accordingly, on May 7, 2026, InMed and Mentari entered into the Final Mentari Term Sheet.

On May 8, 2026, InMed’s management and representatives from each of Lucid and Norton Rose Fulbright met with representatives of Mentari’s management and representatives from each of Wedbush and Gibson Dunn (Mentari’s legal advisor) to discuss the timeline for signing definitive agreements and the proposed transactions generally.

Between May 8, 2026 and May 18, 2026, representatives of InMed’s management team conducted further business and financial due diligence with respect to Mentari, its business and the market for its products, including Mentari’s technology, pipeline, commercial prospects, regulatory interactions, clinical plans and data, intellectual property, financial position and other matters, and Mentari’s management and advisors also conducted due diligence of InMed.

On May 8, 2026, Gibson Dunn delivered an initial draft of the Merger Agreement to Norton Rose Fulbright. The initial draft reflected the terms of the Final Mentari Term Sheet and also included, among other things, (i) a reverse merger structure, (ii) typical reciprocal representations and warranties and interim operating covenants with respect to InMed and Mentari, and (iii) termination fees for InMed and Mentari upon termination for certain specific conditions. Between May 8, 2026 and May 18, 2026, the parties and their respective advisors negotiated the terms and conditions of the Merger Agreement and the other transaction agreements and documents, including the CVR Agreement, an initial draft of which was circulated by Gibson Dunn to Norton Rose Fulbright on May 12, 2026.

Key points of negotiation on the Merger Agreement included (i) the scope of termination provisions and related termination fees (including the quantum thereof) payable upon the occurrence of certain events by InMed and Mentari, and (ii) procedures for determining InMed’s net cash position, including deductions for certain fees and expenses. With respect to the CVR Agreement, the key points of negotiation revolved around the length of the post-closing period that InMed shareholders may receive contingent payments, the period of time that a potential sale, license, transfer, disposition, divestiture or other monetization transaction of the InMed Legacy Business could occur, the level of effort Mentari would need to use to effect such transaction (including potential incentivization measures) and the ability of, and resources available to, an InMed representative to facilitate such transaction.

On May 11 and May 12, 2026, representatives of Gibson Dunn delivered to Norton Rose Fulbright drafts of certain ancillary agreements and documents relating to the Merger, the terms of which the parties negotiated through May 18, 2026, including the InMed Support Agreement, Mentari Support Agreement, Lock-Up Agreement and InMed Articles of Amendment, which contained the potential terms of the preferred stock to be issued in the Merger.

On May 12, 2026, InMed’s management conducted a scientific due diligence session by videoconference with management and representatives of Mentari, and, on May 13, 2026, representatives of Mentari conducted a regulatory due diligence session by videoconference with management and representatives of InMed.

On May 13, 2026, representatives of Gibson Dunn and Norton Rose Fulbright held a tax and structuring call in respect of the Contemplated Transactions.

On May 15, 2026, the Strategic Committee and the InMed Board held meetings with InMed’s management and representatives of each of Lucid and Norton Rose Fulbright to discuss the status of the reverse merger transaction negotiations, including the terms of each of the Merger Agreement and CVR Agreement, diligence review of Mentari and potential alternatives available for an InMed Legacy Transaction (as defined in the section titled “The Merger Agreement — InMed Legacy Transaction” beginning on page 207 of the accompanying proxy statement/prospectus). At the meetings, representatives of Norton Rose Fulbright presented an overview of the key terms of the Merger Agreement, the CVR Agreement and the other transaction agreements and documents, including the CVR term, the Exchange Ratio, and treatment of outstanding InMed equity awards in connection with the Merger. Attendees also reviewed the proposed transaction timeline, the expected cash balances of the combined company as of the closing of the Merger and the likelihood that the combined company would possess sufficient cash resources to fund its operations and development programs through upcoming value inflection points and the terms of the proposed Mentari Pre-Closing Financing for the transaction (including the potential dilution to InMed shareholders as a result of the proposed Mentari Pre-Closing Financing) and provided guidance on the terms being negotiated in the transaction agreements and documents. Following discussion of the key issues and alternative approaches to each, the InMed Board, acting upon the unanimous recommendation of the Strategic Committee, (i) directed InMed management and the representatives of Norton Rose Fulbright to seek to finalize negotiations of the transaction documents and provided guidance on how to proceed with negotiations of certain key terms, including ensuring that the CVR term in the CVR Agreement is sufficiently long such that InMed shareholders would have an opportunity to receive payments under a variety of formats for a potential InMed Legacy Transaction, and (ii) instructed representatives of Lucid to complete the work necessary to present its opinion at a meeting of the Strategic Committee to be held on May 18, 2026. Members of InMed’s management then provided diligence information requested by Lucid to complete its work.

Throughout the process of negotiating the Merger Agreement, including the May 15, 2026 meeting, representatives of the Strategic Committee engaged in discussions with Norton Rose Fulbright concerning any “collateral benefit” that may be considered to be received by any “interested party” (as each such term is defined in MI 61-101) as a consequence of the Merger and gave consideration to the provisions of MI 61-101.

Throughout May 18, 2026, members of InMed and Mentari’s management and representatives of InMed, Gibson Dunn and Norton Rose Fulbright held several videoconferences to discuss the Merger Agreement, including the Exchange Ratio, and to receive an update on the Mentari Pre-Closing Financing subscriptions, which were expected to be approximately in the amount of $290 million to date.

On May 18, 2026, each of the Strategic Committee and the InMed Board held a meeting by videoconference, at which members of InMed management and representatives of Norton Rose Fulbright and Lucid were present. Representatives of Norton Rose Fulbright provided further updates regarding the negotiations of the terms of the Merger Agreement, the CVR Agreement and the other ancillary agreements and documents associated with the proposed Merger since the May 15, 2026 meetings. Representatives of Norton Rose Fulbright also reminded the InMed Board of its fiduciary duties under the Business Corporations Act (British Columbia) and applicable law, which had been discussed with the InMed Board throughout the process.

Lucid reviewed its financial analyses with respect to the proposed Merger. Thereafter, at the request of the InMed Board, Lucid orally rendered its opinion to the InMed Board (which was subsequently confirmed in writing by delivery of Lucid’s written opinion dated May 18, 2026, addressed to the InMed Board), as to, as of such date, the fairness, from a financial point of view, to InMed of the Exchange Ratio. Representatives of InMed management and Norton Rose Fulbright responded to questions from the InMed Board and, after further discussion, the InMed Board provided guidance regarding certain key terms in the Merger Agreement that had not been resolved and adjourned the meeting, indicating that it would consider the final terms and conditions following further negotiations.

Later on May 18, 2026, the InMed Board reviewed updates to the transaction documents made subsequent to the InMed Board meeting during the day and, acting upon the unanimous recommendation of the Strategic Committee, unanimously (among other things): (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of InMed and its shareholders; (ii) adopted, approved and declared advisable the Merger Agreement, the CVR Agreement, the InMed Support Agreement, the Mentari Support Agreement, the Lock-Up Agreement and the Contemplated Transactions, including the Merger and issuance of InMed Common Shares, InMed Convertible Preferred Shares and the InMed Pre-Funded Warrants pursuant to the terms of the Merger Agreement and the issuance of CVRs pursuant to the CVR Agreement in connection with the Merger; and (iii) determined to recommend, upon the terms and subject to the conditions set forth in the Merger Agreement, that InMed’s shareholders vote to approve the Parent Shareholder Matters, including the Contemplated Transactions.

On May 19, 2026, InMed announced that it had entered into an amending agreement in respect of preferred investment options previously entered into with Armistice Capital Master Fund Ltd.

On May 19, 2026, the parties entered into the Merger Agreement and the related ancillary documents, other than the CVR Agreement which will be entered into in connection with Closing and the private placement investors executed and delivered the Mentari Securities Purchase Agreement for the Mentari Pre-Closing Financing. InMed and Mentari then issued a joint press release announcing the execution of the Merger Agreement.

InMed’s Reasons for the Merger

The InMed Board, in consultation with financial and legal advisors and management, evaluated the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement (the “Contemplated Transactions”) and, among other things, unanimously: (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of InMed and its shareholders, (ii) adopted, approved and declared advisable the Contemplated Transactions, including the issuance of InMed Common Shares in connection with the Merger, and (iii) determined to recommend, upon the terms and subject to the conditions set forth in the Merger Agreement, that InMed shareholders vote to approve the Contemplated Transactions.

In connection with its review of the Merger and potential strategic alternatives, the InMed Board delegated certain powers and authority to the Strategic Committee to, among other things, consider and evaluate potential strategic alternatives, including, without limitation, an acquisition, merger, business combination or other transaction, as well as strategic transactions regarding InMed’s product candidates and related assets, including licensing transactions and asset sales. The Strategic Committee is comprised of four of the non-management, independent directors of InMed. The Strategic Committee considered the Contemplated Transactions in conjunction with the InMed Board.

In the course of its evaluation of the Contemplated Transactions, the InMed Board held numerous meetings, consulted with InMed management, its legal counsel and its financial advisor and reviewed and assessed a significant amount of information and, in reaching its decision to approve the Merger, the Merger Agreement and the Contemplated Transactions, the InMed Board considered the following factors, among others, and not necessarily presented in any order of relative importance:

•

InMed’s business, financial performance (both past and prospective) and its financial condition, results of operations (both past and prospective), market capitalization and the need for and challenge in raising material amounts of additional capital, business and strategic objectives, including InMed’s development programs, as well as the risks and timing of accomplishing those objectives, including if InMed were to remain an independent company;

•

the possible alternatives to the Merger and the Contemplated Transactions available to InMed, the range of possible benefits and risks to InMed’s shareholders of those alternatives and the timing and the likelihood of accomplishing the goals of any of such alternatives, and the InMed Board’s assessment that the Merger presented a superior opportunity for InMed’s shareholders to any such alternatives;

•

the comprehensive and thorough process of reviewing and analyzing potential strategic alternatives undertaken by the InMed Board and management, including the exploration of potential licensing, the disposition of key assets or other monetization transactions and financing transactions, such as a private investment in public equity, an at-the-market equity offering or convertible security financing, and the InMed Board’s belief that no commercially viable alternative financing, strategic investment, merger, asset sale or licensing transaction was reasonably available to InMed that could reasonably be expected to advance InMed’s development program to a meaningful value inflection point within the required timeframe;

•

the InMed Board’s assessment of potential candidates for a strategic transaction, and in particular, the InMed Board’s view that Mentari was the most attractive and promising candidate, and the InMed Board’s belief that the Merger would create value for InMed’s shareholders, including as compared to value InMed could create as a standalone company;

•	the process undertaken by the InMed Board prior to the proposed Merger, and the consideration of current market dynamics;

•

the InMed Board’s belief, based in part on the scientific, regulatory, financial and strategic due diligence process conducted by InMed’s management and reviewed with the InMed Board, that Mentari’s assets and development programs present a scientifically credible market opportunity with the potential to create meaningful value for the shareholders of the Combined Company and an opportunity for InMed’s shareholders to participate in the future potential growth of the Combined Company, notwithstanding the risks inherent in early-stage development programs;

•

the potential for the pre-Merger InMed shareholders to receive certain cash payments (i) prior to or concurrently with the Closing pursuant to any discretionary Pre-Closing Distribution or the InMed Legacy Transaction Distribution, or (ii) following the Closing pursuant to the CVR Agreement, which the InMed Board believed preserves for InMed’s shareholders the potential value from a sale, license, transfer, disposition, divestiture or other monetization transaction of the InMed Legacy Business;

•

if InMed were to remain an independent company, InMed’s current market capitalization, potential dilution from future financings and uncertainty regarding the availability of sufficient capital required to support its plans and objectives to a meaningful value inflection point on terms acceptable to InMed;

•

legal, regulatory and financial market conditions at the time of the signing of the Merger Agreement, including the challenge to InMed in raising financing in a private investment in public equity financing, market prices, volatility and the then-current trading information with respect to the InMed Common Shares, and the possibility that the InMed Common Shares could be delisted from the Nasdaq and only trade through the over-the-counter markets, if at all;

•

the financial analysis presented by Lucid to the InMed Board on May 18, 2026 and Lucid’s opinion, dated May 18, 2026, to the InMed Board that, as of such date and based upon and subject to the qualifications, limitations, assumptions and other matters set forth therein, the Exchange Ratio was fair, from a financial point of view, to InMed (as more fully described in the section titled “The Merger – Opinion of InMed’s Financial Advisor”);

•

the anticipated strength of Mentari’s investment base and the potential for the aggregate commitment represented in the Mentari Pre-Closing Financing of approximately $290 million to fund the balance sheet of the Combined Company;

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the fact that the pre-Merger InMed shareholders are anticipated (if InMed’s net cash is equal to minus $3,400,000 when calculated pursuant to the terms of the Merger Agreement) to own approximately 1.51% of the fully diluted equity interests of the Combined Company as of the Closing;

•

following the Merger, if completed, the pre-Merger InMed shareholders will continue to own InMed Common Shares, and the InMed Board’s belief that this continuing equity interest will provide the existing InMed shareholders with an opportunity to participate following the Merger in the potential equity value of the Combined Company, which will focus on Mentari’s development programs;

•

the InMed Board’s belief that the terms of the Merger Agreement and the related agreements, including the parties’ respective representations, warranties and covenants, the conditions to their respective obligations to close the Merger and the termination rights of the parties, are reasonable under the circumstances, including:

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the belief that, as a result of arm’s-length negotiations with Mentari, InMed and its representatives negotiated the most favorable Exchange Ratio to which Mentari was willing to agree, and that the other terms of the Merger Agreement include the most favorable terms to InMed in the aggregate to which Mentari was willing to agree, in each case consistent with other similar transactions;

•

the calculation of the Exchange Ratio, InMed net cash at the Closing and the estimated number of InMed Common Shares, InMed Convertible Preferred Shares and InMed pre-funded warrants to purchase InMed Common Shares to be issued in the Merger (in addition to InMed equity awards to be issued in the Merger), and the fact that the relative valuation of InMed, and thus the relative percentage ownership of InMed’s shareholders immediately following the Closing, is subject to change based on the amount of InMed net cash at the Closing;

•	the number and customary nature of the conditions to InMed’s and Mentari’s respective obligations to complete the Merger and the likelihood that the Merger will be completed on a timely basis;

•

the ability of InMed under the Merger Agreement to consider unsolicited acquisition proposals under certain circumstances and for the InMed Board to potentially change its recommendation in favor of such a proposal should InMed determine such proposal to constitute, or be reasonably likely to result in, a superior offer or upon the occurrence of any other intervening event;

•	the belief by the InMed Board of the reasonableness of the potential termination fee of $400,000 payable by InMed if the Merger Agreement is terminated in certain circumstances; and

•

the belief by the InMed Board of the reasonableness of the potential termination fee of $4,000,000 payable by Mentari, depending on the circumstances of the termination, which the InMed Board believed would provide deterrence for competing acquisition proposals and provide InMed with compensation for the time, expense and disruption associated with negotiating the transaction if the Merger is not completed under such specified circumstances;

•

the Lock-Up Agreements, pursuant to which certain executive officers, directors and stockholders of Mentari have agreed not to transfer their shares of common stock of the Combined Company for the 180-day period after the effective time of the Merger;

•

the Mentari support agreements, pursuant to which certain stockholders of Mentari, solely in their capacities as stockholders, have agreed to execute a written consent or vote all of their shares of Mentari capital stock in favor of the Merger and against any competing proposals; and

•

the InMed support agreements, pursuant to which certain shareholders of InMed, solely in their capacities as shareholders, have agreed, to vote all of their InMed Common Shares in favor of the Proposals and against any competing proposals.

In the course of its deliberations, the InMed Board also considered, among other things, a variety of risks, uncertainties, and other countervailing factors related to entering into the Merger, the Merger Agreement and the Contemplated Transactions, including:

•	the possibility that the Merger will not be consummated in a timely manner or at all;

•

the potential adverse effects of the public announcement of the Merger on InMed’s business, including the potential volatility of the trading price of InMed Common Shares resulting from, among other things, (i) potential impact of matters relating to Mentari and its financial condition, operating results, development programs and prospects, and (ii) the fact that Mentari is not currently a public company and, as a result, there is no established trading market or market prices for Mentari common stock and limited information related to Mentari is publicly available;

•

the possibility that InMed shareholders will not receive any discretionary Pre-Closing Distribution, to the extent InMed’s net cash does not exceed negative $3,400,000 and/or the InMed Board does not proceed with such Pre-Closing Distribution;

•

the possibility that the InMed Legacy Business will not be monetized and the consequential potential that InMed shareholders will not receive any consideration therefor (i) prior to or concurrently with the Closing pursuant to the InMed Legacy Transaction Distribution, or (ii) following the Closing pursuant to the CVRs;

•	the possibility that Mentari will not be able to complete the Mentari Pre-Closing Financing on the terms or amounts contemplated or at all;

•

the fact that certain provisions of the Merger Agreement could have the effect of discouraging competing proposals involving InMed, including the restrictions on InMed’s ability to solicit alternative acquisition proposals;

•	the fact that, under certain circumstances, InMed may be required to pay to Mentari a termination fee of $400,000, and the potential effects of such termination fee;

•

the substantial challenges to which the ability of the Combined Company to execute on its business plan will be subject, some of which will be beyond the control of the Combined Company, including risks and challenges relating to execution, technology, regulatory matters, funding needs and the fact that the Combined Company is not anticipated to generate any material amount of revenue in the near future, risks relating to the development and/or commercialization of Mentari’s development program, including that such development programs may not generate acceptable clinical data in the future or be successfully developed into products that are marketed and sold, as well as other scientific, regulatory and financial risks and uncertainties as to the extent to which the Combined Company will be able to successfully execute its business plan on a timely basis, if at all, and achieve its projections;

•

the ability of Mentari under the Merger Agreement to consider unsolicited acquisition proposals under certain circumstances and for the Mentari Board to potentially change its recommendation in favor of such a proposal should Mentari determine such proposal to constitute, or be reasonably likely to result in, a superior offer or upon the occurrence of any other intervening event;

•	the ability of the InMed Board under the Merger Agreement to potentially change its recommendation in the case of an intervening event (subject to the terms of the Merger Agreement);

•

the strategic direction of the Combined Company following the completion of the Merger, which will be determined by the Combined Company board of directors, which is not expected to include a representative of the current InMed Board, and the Combined Company’s management, which is not expected to include any current InMed officers;

•

the substantial fees and expenses incurred or that may be incurred by InMed or the Combined Company associated with completing the Merger and the Contemplated Transactions, including the costs associated with any potential transaction-related litigation;

•	the possibility of disruptive shareholder demands or litigation following announcement of the Merger;

•

the risk that the Merger may not be completed despite the parties’ efforts or that the Closing may be unduly delayed and the effects on InMed as a standalone company because of such failure or delay, including that a more limited range of (or no) alternative strategic transactions may be available to InMed in such an event and that InMed may experience additional significant challenges associated with its need to raise additional capital through the public or private sale of equity securities;

•

the fact that under certain circumstances, InMed will not be entitled to receive a termination fee from Mentari even in the event that the Merger is not consummated as a result of circumstances which are not under InMed’s control;

•	the dilution to the existing shareholders of InMed upon and following the consummation of the Merger and the Contemplated Transactions;

•

the possibility that the InMed net cash, as more fully described below under the caption “The Merger Agreement—Calculation of InMed’s Final Net Cash” in this proxy statement/prospectus, may be less than minus $3,400,000 at the determination time, which would reduce the relative percentage ownership of InMed’s existing equityholders in the Combined Company;

•

the interests that InMed’s directors and executive officers have with respect to the transactions that are or may be different from, or in addition to, the interests of InMed’s shareholders generally, including those interests described in the sections entitled “— Interests of InMed’s Directors and Executive Officers in the Merger” beginning on page 172 in this proxy statement/prospectus;

•	the challenges of maintaining InMed’s Nasdaq listing without completing the Merger and the transactions contemplated in the Merger Agreement, including any reverse stock split; and

•

the various other risks associated with the Combined Company and the Contemplated Transactions, including those described in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” beginning on pages 33 and 134, respectively, in this proxy statement/prospectus.

The foregoing information and factors considered by the InMed Board are not intended to be exhaustive but are believed to include all of the material factors considered by the InMed Board. In light of the variety of factors considered in connection with its evaluation of the Merger and the complexity of these matters, the InMed Board did not find it useful or practicable to, and did not attempt to, quantify, assign or rank any relative or specific weights to the various factors that it considered in reaching its determination that the Merger, the Merger Agreement and the Contemplated Transactions are advisable and in the best interests of InMed and InMed’s shareholders. In considering the factors described above, individual members of the InMed Board may have given different weight to different factors. The InMed Board did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination of the InMed Board, but rather the InMed Board conducted an overall analysis of the factors described above, including discussions with, and questioning of, InMed management and representatives of InMed’s legal and financial advisors.

This explanation of the reasoning of the InMed Board and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section titled “Cautionary Note Regarding Forward-Looking Statements” beginning on page 134.

Mentari’s Reasons for the Merger

In the course of reaching its decision to approve the Merger and the Mentari Pre-Closing Financing, the Mentari Board held numerous meetings, consulted with Mentari’s senior management, legal counsel and financial advisors, and considered a wide variety of factors. Ultimately, the Mentari Board concluded that a merger with InMed, together with the additional financing committed from the Mentari Pre-Closing Financing, was the best option to generate capital resources to support the advancement of Mentari’s pipeline and fund the combined organization.

Additional factors the Mentari Board considered included the following (which factors are not necessarily presented in any order of relative importance):

•

the Merger will potentially expand the access to capital and the range of investors available as a public company to support the preclinical and clinical development of Mentari’s pipeline, compared to the capital and investors Mentari could otherwise gain access to if it continued to operate as a privately-held company;

•	the Mentari Pre-Closing Financing will generate capital resources to fund the Combined Company;

•	the potential benefits from increased public market awareness of Mentari and its pipeline;

•	the historical and current information concerning Mentari’s business, including its financial performance and condition, operations, management and preclinical and clinical data;

•	the competitive nature of the industry in which Mentari operates;

•	the Mentari Board’s fiduciary duties to Mentari stockholders;

•

the Mentari Board’s belief that no alternatives to the Merger, together with the additional financing committed from the Mentari Pre-Closing Financing, were reasonably likely to create greater value for Mentari stockholders, after considering the various financing and other strategic options to enhance stockholder value that were considered by the Mentari Board;

•

the Mentari Board’s expectation that the Merger, together with the additional financing committed from the Mentari Pre-Closing Financing, would be a higher probability and more cost-effective means to access capital than other options considered, including an IPO;

•

the expected operations, management structure and operating plans of the Combined Company (including the ability to support the Combined Company’s current and planned preclinical studies and clinical trials);

•	the business, history, operations, financial resources and credibility of InMed;

•

the availability of appraisal rights under the DGCL to holders of Mentari capital stock who comply with the required procedures under the DGCL, which allow such holders to seek appraisal of the fair value of their shares of Mentari capital stock as determined by the Delaware Court of Chancery;

•	the terms and conditions of the Merger Agreement, including the following:

•

the determination that the expected relative percentage ownership of InMed shareholders and Mentari stockholders in the combined organization was appropriate, based on the Mentari Board’s judgment and assessment of the approximate valuations of InMed (including the value of the Net Cash InMed is expected to provide to the combined organization) and Mentari (including the value of the amount of proceeds from the Mentari Pre-Closing Financing);

•

the expectation that the Merger will be treated as a reorganization for U.S. federal income tax purposes, with the result that the Mentari stockholders will generally not recognize taxable gain or loss for U.S. federal income tax purposes with respect to the Merger;

•	the limited number and nature of the conditions of the obligation of InMed to consummate the Merger;

•	the rights of Mentari under the Merger Agreement to consider certain unsolicited acquisition proposals under certain circumstances should Mentari receive a superior offer;

•

the rights of Mentari under the Merger Agreement to effect a change in recommendation in favor of the Merger as a result of a material development or change in circumstances (i.e., applicable Intervening Events);

•	the conclusion of the Mentari Board that the potential termination fees payable by InMed or Mentari to the other party, and the circumstances when such fee may be payable, were reasonable; and

•

the belief that the other terms of the Merger Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, were reasonable in light of the entire transaction;

•	the InMed Common Shares issued to Mentari stockholders, including InMed Common Shares issued in exchange for shares of Mentari Common Stock sold in the Mentari Pre-Closing Financing, will be registered on a Form S-4 registration statement and will become freely tradable for Mentari stockholders who are not affiliates of Mentari and who are not parties to lock-up agreements;

•

the Support Agreements, pursuant to which certain directors, officers and stockholders of Mentari and InMed, respectively, have agreed, solely in their capacity as stockholders of Mentari and InMed, respectively, to vote all of their shares of Mentari capital stock or InMed Common Shares in favor of the adoption or approval, respectively, of the Merger Agreement;

•	the ability to obtain a Nasdaq listing and the change of the combined organization’s name to Mentari Therapeutics, Inc. prior to or upon the closing of the Merger; and

•	the likelihood that the Merger will be consummated on a timely basis.

The Mentari Board also considered a number of uncertainties and risks in its deliberations concerning the Merger and the other transactions contemplated by the Merger Agreement, including the following:

•

the possibility that the Merger might not be completed and the potential adverse effect of the public announcement of the Merger on the reputation of Mentari and the ability of Mentari to obtain financing in the future in the event the Merger is not completed; the possibility that the Mentari Pre-Closing Financing might not be completed or completed in accordance with the terms of the Merger Agreement and the potential adverse effect of the public announcement of the Mentari Pre-Closing Financing on the reputation of Mentari and the ability of Mentari to obtain financing in the future in the event the Mentari Pre-Closing Financing is not completed;

•

the Exchange Ratio used to establish the number of InMed Common Shares to be issued to Mentari stockholders in the Merger is fixed, except for adjustments due to InMed’s net cash balances, the amount of proceeds from the Mentari Pre-Closing Financing and outstanding capital stock at closing, and thus the relative percentage ownership of InMed shareholders and Mentari stockholders in the combined organization immediately following the completion of the Merger is similarly fixed;

•	the potential reduction of InMed’s Net Cash prior to the closing;

•

the possibility that InMed could, under certain circumstances, consider unsolicited acquisition proposals if superior to the Merger or change its recommendation to approve the Merger upon certain events;

•

the risk that the Merger might not be consummated in a timely manner or at all, for a variety of reasons, such as the failure of InMed to obtain the required shareholder vote or the failure of Mentari to close the Mentari Pre-Closing Financing, and the potential adverse effect on the reputation of Mentari and the ability of Mentari to obtain financing in the future in the event the Merger is not completed;

•

the costs involved in connection with completing the Merger, the time and effort of Mentari senior management required to complete the Merger, the related disruptions or potential disruptions to Mentari’s business operations and future prospects, including its relationships with its employees, suppliers and partners and others that do business or may do business in the future with Mentari, and related administrative challenges associated with combining the companies;

•

the additional expenses and obligations to which Mentari’s business will be subject to following the Merger that Mentari has not previously been subject to, and the operational changes to Mentari’s business, in each case that may result from being a public company;

•	the fact that the representations and warranties in the Merger Agreement do not survive the closing of the Merger and the potential risk of liabilities that may arise post-closing;

•

the risk that future sales of common stock by existing InMed shareholders may cause the price of InMed Common Shares to fall, thus reducing the potential value of InMed Common Shares received by Mentari stockholders following the Merger; and

•	various other risks associated with the combined organization and the Merger, including the risks described in the section titled “Risk Factors” in this proxy statement/prospectus.

The foregoing information is not intended to be exhaustive, but is believed to include a summary of all of the material factors considered by the Mentari Board in its consideration of the Merger Agreement, the Mentari Pre-Closing Financing, and the transactions contemplated thereby. After conducting an overall analysis of these and other factors, including thorough discussions with, and questioning of, Mentari’s senior management and legal counsel, the Mentari Board concluded that the benefits, advantages and opportunities of a potential transaction outweighed the uncertainties and risks described above. Based on this overall analysis of the factors described above, the Mentari Board unanimously approved the Merger Agreement, the Merger, the Mentari Pre-Closing Financing and the other transactions contemplated by the Merger Agreement.

Opinion of Lucid, InMed’s Financial Advisor, to the InMed Board of Directors

As stated above, pursuant to the engagement letter between Lucid and InMed dated April 16, 2026 (the “Engagement Letter”), InMed retained Lucid to act as its financial advisor in connection with the Merger and to render an opinion (the “Lucid Opinion”) to the InMed Board as to the fairness of the Exchange Ratio, from a financial point of view, to the holders of InMed Common Shares. On May 18, 2026, at the request of the InMed Board, Lucid rendered an oral opinion, subsequently confirmed by delivery of the Lucid Opinion, dated May 18, 2026, to the InMed Board, that the Exchange Ratio was fair, from a financial point of view, to the holders of InMed Common Shares as of the date of the Lucid Opinion and based upon the various assumptions, qualifications and limitations set forth therein.

The full text of the Lucid Opinion is attached as Annex B to this proxy statement/prospectus and is incorporated by reference. InMed encourages its shareholders to read the Lucid Opinion in its entirety for the assumptions made, procedures followed, other matters considered and limits of the review by Lucid. The summary of the Lucid Opinion set forth herein is qualified by reference to the full text of the Lucid Opinion. Lucid provided the Lucid Opinion for the sole benefit of and use by the InMed Board in its consideration of the Merger. The Lucid Opinion is not a recommendation to the InMed Board or to any InMed shareholder to take any action in connection with the Merger or otherwise.

In connection with the Lucid Opinion, Lucid took into account an assessment of general economic, market and financial conditions as well as its experience in connection with similar transactions and securities valuations generally and, among other things:

•	Reviewed a draft of the Merger Agreement;

•	Reviewed and analyzed certain publicly available financial and other information for each of InMed and Mentari;

•	Discussed with certain members of the management of InMed the historical and current business operations, financial condition and prospects of InMed and Mentari;

•

Reviewed and analyzed certain operating results of Mentari as compared to operating results and the reported price and trading histories of certain publicly traded companies that Lucid deemed relevant;

•	Reviewed and analyzed certain financial terms of the Merger Agreement as compared to the publicly available financial terms of certain selected business combinations that Lucid deemed relevant;

•	Reviewed and analyzed certain financial terms of completed initial public offerings for certain companies that Lucid deemed relevant; and

•

Reviewed and analyzed such other information and such other factors, and conducted such other financial studies, analyses and investigations, as Lucid deemed relevant for the purposes of the Lucid Opinion.

In conducting Lucid’s review and arriving at the Lucid Opinion, Lucid has, with InMed’s consent, assumed and relied upon the accuracy and completeness of all financial and other information provided to or discussed with Lucid by InMed and Mentari, respectively (or their respective employees, representatives or affiliates), or which is publicly available or was otherwise reviewed by Lucid. Lucid has not undertaken any responsibility for the accuracy, completeness or reasonableness of, or conducted independent verification of, such information. Lucid has, with InMed’s consent, relied upon the assumption that all information provided to Lucid by InMed and Mentari is accurate and complete in all material respects.

Lucid has expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting the Lucid Opinion of which Lucid becomes aware after the date of the Lucid Opinion. Lucid assumed there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of InMed or Mentari since the date of the last financial statements made available to Lucid. Lucid has not obtained any independent evaluations, valuations or appraisals of the assets or liabilities of InMed or Mentari, nor has Lucid been furnished with such materials. In addition, Lucid has not evaluated the solvency or fair value of InMed or Mentari under any state or federal laws relating to bankruptcy, insolvency or similar matters. The Lucid Opinion does not address any legal, regulatory, tax or accounting matters related to the Merger, as to which Lucid has assumed that InMed and the InMed Board have received advice from legal, regulatory, tax and accounting advisors as each has determined appropriate. The Lucid Opinion addresses only the fairness of the Exchange Ratio, as of the date of the Lucid Opinion and from a financial point of view, to the holders of InMed Common Shares. Lucid expresses no view as to any other aspect or implication of the Merger or any other agreement or arrangement entered into in connection with the Merger. The Lucid Opinion is necessarily based upon economic and market conditions and other circumstances as they existed and could be evaluated by Lucid on the date of the Lucid Opinion. It should be understood that although subsequent developments may affect the Lucid Opinion, Lucid does not have any obligation to update, revise or reaffirm the Lucid Opinion and Lucid expressly disclaims any responsibility to do so.

Lucid did not consider any potential legislative or regulatory changes currently being considered or recently enacted by the United States or any foreign government, or any domestic or foreign regulatory body, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the SEC, the Financial Accounting Standards Board, or any similar foreign regulatory body or board.

For purposes of rendering the Lucid Opinion, Lucid assumed with InMed’s consent that, except as would not be in any way meaningful to Lucid’s analysis, the representations and warranties of each party contained in the Merger Agreement were true and correct in all respects, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Merger will be satisfied without waiver or amendment of any term or condition thereof. Lucid assumed that the final form of the Merger Agreement would be substantially similar to the last draft reviewed by Lucid. Lucid also assumed that all governmental, regulatory and other consents and approvals contemplated by the Merger Agreement or otherwise required for the transactions will be obtained and that in the course of obtaining any of those consents no restrictions will be imposed or waivers made that would have an adverse effect on InMed, Mentari or the contemplated benefits of the Merger. Lucid has assumed that the Merger will be consummated in a manner that complies with the applicable provisions of the Securities Act and the Exchange Act, and all other applicable federal and state statutes and the rules and regulations promulgated thereunder.

For purposes of rendering the Lucid Opinion, Lucid has, with InMed’s consent, assumed that (i) prior to the closing of the Merger, Mentari would receive approximately $290.0 million in proceeds from the Mentari Pre-Closing Financing (provided that the minimum amount received is not less than $150.0 million), and (ii) upon closing of the Merger, and after giving effect to the Mentari Pre-Closing Financing, the former holders of Mentari capital stock (excluding participants in the Mentari Pre-Closing Financing) will in the aggregate hold approximately 29.7% of the fully-diluted InMed Common Shares, the participants in the Mentari Pre-Closing Financing will in the aggregate hold approximately 68.8% of the fully-diluted InMed Common Shares, and the holders of InMed Common Shares will in the aggregate hold approximately 1.5% of the fully-diluted InMed Common Shares immediately following the Merger.

In connection with the Merger, InMed will declare a distribution to holders of InMed Common Shares of record as of immediately prior to the First Effective Time of the right to receive one CVR for each outstanding InMed Common Share, representing the right to receive contingent payments upon the occurrence of certain events pursuant to the CVR Agreement. Lucid, with the approval of the InMed Board, did not assign any value to the right of InMed shareholders to receive contingent payments per the CVR Agreement, given any assumptions related to the probability of payment of the CVRs underlying the analysis would be too speculative to use.

It is understood that the Lucid Opinion is intended for the benefit and use of the InMed Board in its consideration of the financial terms of the Merger and, except as set forth in the Engagement Letter, may not be used for any other purpose or reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose without Lucid’s prior written consent, unless pursuant to applicable law or regulations or required by other regulatory authority by the order or ruling of a court or administrative body, except that the Lucid Opinion may be included in its entirety in any filing related to the Merger to be filed with the SEC and the proxy statement/prospectus to be mailed to InMed’s shareholders. The Lucid Opinion does not constitute a recommendation to the InMed Board of whether or not to approve the Merger or to any InMed shareholder or any other person to take any action in connection with the Merger or otherwise. The Lucid Opinion does not address InMed’s underlying business decision to proceed with the Merger or the relative merits of the Merger compared to other alternatives that might be available to InMed. Lucid expressed no opinion as to the prices or ranges of prices at which the securities of any person, including InMed, will trade at any time, including following the announcement or consummation of the Merger. Lucid has not been requested to opine as to, and the Lucid Opinion does not in any manner address, the amount or nature of compensation to any of the officers, directors or employees of any party to the Merger, or any class of such persons, relative to the compensation to be paid to InMed or Mentari shareholders in connection with the Merger or with respect to the fairness of any such compensation.

The Lucid Opinion may not be published or otherwise used or referred to, nor will any public reference to Lucid be made, without Lucid’s prior written consent.

Principal Financial Analyses

The following is a summary of the principal financial analyses performed by Lucid to arrive at the Lucid Opinion. Some of the summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses. Lucid performed certain procedures, including each of the financial analyses described below, and reviewed with the InMed Board the assumptions on which such analyses were based and other factors, including the historical financial results of InMed and Mentari.

Mentari Valuation

For the purpose of the Lucid Opinion, Lucid utilized a Mentari Valuation (as defined in the Merger Agreement) of $415.0 million, which is calculated by adding the negotiated Mentari Equity Value of $125.0 million plus the total proceeds contemplated by the Mentari Pre-Closing Financing ($290.0 million).

Analysis of Selected Initial Public Offering Transactions – Episodic Neurology Companies

Lucid reviewed certain publicly available information for the initial public offerings (“IPOs”) of 11 episodic neurology-focused biopharmaceutical companies that have completed an IPO since January 2021 and whose lead product at the time of IPO was in clinical stage of development. Although the companies referred to below were used for comparison purposes, none of these companies are directly comparable to Mentari. Accordingly, the analysis involves considerations and judgments concerning differences in historical and projected financial and operating characteristics of the selected companies. These companies, which are referred to as the “Selected Precedent IPO Companies – Episodic Neurology Companies,” were:

•	MapLight Therapeutics

•	LB Pharmaceuticals

•	Jupiter Neuroscience

•	Rapport Therapeutics

•	Contineum Therapeutics

•	Kyverna Therapeutics

•	MIRA Pharmaceuticals

•	Cingulate

•	Eliem Therapeutics

•	ATAI Life Sciences

•	Design Therapeutics

The total enterprise value at IPO is defined as the pre-money equity value plus indebtedness, liquidation value of preferred stock and non-controlling interest, minus cash and cash equivalents, in each case at the time of the applicable IPO. The Selected Precedent IPO Companies – Episodic Neurology Companies had total enterprise values between $37.4 million and $2.0 billion. Lucid derived a median total enterprise value of $174.2 million for the Selected Precedent IPO Companies – Episodic Neurology Companies. Using the 25th percentile and the 75th percentile of the enterprise values, Lucid then derived a range of implied total equity values for Mentari by adding $323.0 million in net cash at closing and subtracting $15.0 million of debt on hand, resulting in a range of approximately $411.8 million to $695.8 million. Lucid then compared that figure to the Mentari Valuation of $415.0 million.

Selected Precedent IPO Companies – Episodic Neurology Companies

Filing Date	Issuer	Enterprise Value ($M)
10/28/2025	MapLight Therapeutics	$226.4
9/12/2025	LB Pharmaceuticals	37.4
12/4/2024	Jupiter Neuroscience	111.7
6/6/2024	Rapport Therapeutics	254.2
4/4/2024	Contineum Therapeutics	174.2
2/12/2024	Kyverna Therapeutics	521.5
8/7/2023	MIRA Pharmaceuticals	96.1
12/10/2021	Cingulate	41.3
8/9/2021	Eliem Therapeutics	137.5
6/22/2021	ATAI Life Sciences	1,964.5
3/25/2021	Design Therapeutics	800.3

Analysis of Selected Initial Public Offering Transactions – Neurology Companies

Lucid reviewed certain publicly available information for the IPOs of 24 neurology-focused biopharmaceutical companies that have completed an IPO since January 2021 and whose lead product at the time of IPO was in pre-clinical or early clinical stage of development. Although the companies referred to below were used for comparison purposes, none of these companies are directly comparable to Mentari. Accordingly, the analysis involves considerations and judgments concerning differences in historical and projected financial and operating characteristics of the selected companies. These companies, which are referred to as the “Selected Precedent IPO Companies – Neurology Companies,” were:

•	Seaport Therapeutics

•	MapLight Therapeutics

•	Jupiter Neuroscience

•	Rapport Therapeutics

•	Contineum Therapeutics

•	Kyverna Therapeutics

•	Alto Neuroscience

•	MIRA Pharmaceuticals

•	Coya Therapeutics

•	PepGen

•	Vigil Neurosciences

•	NeuroSense Therapeutics

•	Vaxxinity

•	Entrada Therapeutics

•	Cognition Therapeutics

•	Pasithea

•	Eliem Therapeutics

•	Acumen Pharmaceuticals

•	GH Research

•	ATAI Life Sciences

•	Alzamend Neuro

•	Edgewise Therapeutics

•	Design Therapeutics

•	Gain Therapeutics

The total enterprise value at IPO is defined as the pre-money equity value plus indebtedness, liquidation value of preferred stock and non-controlling interest, minus cash and cash equivalents, in each case at the time of the applicable IPO. The Selected Precedent IPO Companies – Neurology Companies had total enterprise values between $24.5 million and $2.0 billion. Lucid derived a median total enterprise value of $217.1 million for the Selected Precedent IPO Companies – Neurology Companies. Using the 25th percentile and the 75th percentile of the enterprise values, Lucid then derived a range of implied total equity values for Mentari by adding $323.0 million in net cash at closing and subtracting $15.0 million of debt on hand, resulting in a range of approximately $415.8 million to $770.9 million. Lucid then compared that figure to the Mentari Valuation of $415.0 million.

Selected Precedent IPO Companies – Neurology Companies

Filing Date	Issuer	Enterprise Value ($M)
5/4/2026	Seaport Therapeutics	$483.6
10/28/2025	MapLight Therapeutics	226.4
12/4/2024	Jupiter Neuroscience	111.7
6/6/2024	Rapport Therapeutics	254.2
4/4/2024	Contineum Therapeutics	174.2
2/12/2024	Kyverna Therapeutics	521.5
2/6/2024	Alto Neuroscience	207.9
8/7/2023	MIRA Pharmaceuticals	96.1
12/28/2022	Coya Therapeutics	24.5
5/6/2022	PepGen	41.9
1/6/2022	Vigil Neurosciences	207.2
12/8/2021	NeuroSense Therapeutics	52.7
11/11/2021	Vaxxinity	1,284.8
11/2/2021	Entrada Therapeutics	294.1
10/7/2021	Cognition Therapeutics	202.9
9/17/2021	Pasithea	41.1
8/9/2021	Eliem Therapeutics	137.5
6/30/2021	Acumen Pharmaceuticals	389.6
6/29/2021	GH Research	643.8
6/22/2021	ATAI Life Sciences	1,964.5
6/17/2021	Alzamend Neuro	410.6
3/30/2021	Edgewise Therapeutics	456.0
3/25/2021	Design Therapeutics	800.3
3/22/2021	Gain Therapeutics	77.9

Analysis of Selected Publicly Traded Companies – Episodic Neurology Companies

Lucid reviewed certain publicly available data for 17 publicly traded episodic neurology-focused biopharmaceutical companies with lead candidates in clinical stage development that share similar business characteristics to Mentari (referred to as the “Selected Publicly Traded Companies – Episodic Neurology Companies”). Although the companies referred to below were used for comparison purposes, none of those companies is directly comparable to Mentari. Accordingly, the analysis involves considerations and judgments concerning differences in historical and projected financial and operating characteristics of the selected companies. The total enterprise values are based on closing stock prices on May 18, 2026. The Selected Publicly Traded Companies were:

•	Praxis Precision Medicines

•	Xenon Pharmaceuticals

•	Stoke Therapeutics

•	Rapport Therapeutics

•	Biohaven

•	MapLight Therapeutics

•	Bright Minds Biosciences

•	Design Therapeutics

•	LB Pharmaceuticals

•	Kyverna Therapeutics

•	Vor Biopharma

•	Ovid Therapeutics

•	Cartesian Therapeutics

•	Dogwood Therapeutics

•	Immunic

•	Cingulate

•	MIRA Pharmaceuticals

The Selected Publicly Traded Companies – Episodic Neurology Companies had total enterprise values between $31.6 million and $8.2 billion. Lucid derived a median total enterprise value of $429.9 million for the Selected Publicly Traded Companies – Episodic Neurology Companies. Using the 25th percentile and the 75th percentile of the enterprise values, Lucid then derived a range of implied total equity values for Mentari by adding $323.0 million in net cash at closing and subtracting $15.0 million of debt on hand, resulting in a range of approximately $391.8 million to $1.5 billion. Lucid then compared that figure to the Mentari Valuation of $415.0 million.

Selected Publicly Traded Companies – Episodic Neurology Companies

Company Name	Enterprise Value ($M)
Praxis Precision Medicines	$8,149.1
Xenon Pharmaceuticals	4,097.2
Stoke Therapeutics	1,464.5
Rapport Therapeutics	1,205.8
Biohaven	1,172.4
MapLight Therapeutics	891.5
Bright Minds Biosciences	633.9
Design Therapeutics	445.5
LB Pharmaceuticals	429.9
Kyverna Therapeutics	305.3
Vor Biopharma	274.5
Ovid Therapeutics	261.5
Cartesian Therapeutics	83.8
Dogwood Therapeutics	50.3
Immunic	39.2
Cingulate	35.1
MIRA Pharmaceuticals	31.6

Analysis of Selected Publicly Traded Companies – Neurology Companies

Lucid reviewed certain publicly available data for 22 publicly traded neurology-focused biopharmaceutical companies with lead candidates in pre-clinical or early clinical stage development that share similar business characteristics to Mentari (referred to as the “Selected Publicly Traded Companies – Neurology Companies”). Although the companies referred to below were used for comparison purposes, none of those companies is directly comparable to Mentari. Accordingly, the analysis involves considerations and judgments concerning differences in historical and projected financial and operating characteristics of the selected companies. The total enterprise values are based on closing stock prices on May 18, 2026. The Selected Publicly Traded Companies were:

•	uniQure

•	Taysha Gene Therapies

•	GH Research

•	MapLight Therapeutics

•	Bright Minds Biosciences

•	Seaport Therapeutics

•	Alto Neuroscience

•	Design Therapeutics

•	Ovid Therapeutics

•	Contineum Therapeutics

•	Neurogene

•	AC Immune

•	Tiziana Life Sciences

•	Clene

•	NRx Pharmaceuticals

•	Voyager Therapeutics

•	Coya Therapeutics

•	Cognition Therapeutics

•	Acumen Pharmaceuticals

•	Gain Therapeutics

•	MIRA Pharmaceuticals

•	ProMIS Neurosciences

The Selected Publicly Traded Companies – Neurology Companies had total enterprise values between $29.7 million and $1.5 billion. Lucid derived a median total enterprise value of $190.2 million for the Selected Publicly Traded Companies – Neurology Companies. Using the 25th percentile and the 75th percentile of the enterprise values, Lucid then derived a range of implied total equity values for Mentari by adding $323.0 million in net cash at closing and subtracting $15.0 million of debt on hand, resulting in a range of approximately $374.4 million to $898.9 million. Lucid then compared that figure to the Mentari Valuation of $415.0 million.

Selected Publicly Traded Companies – Neurology Companies

Company Name	Enterprise Value ($M)
uniQure	$1,518.0
Taysha Gene Therapies	1,337.1
GH Research	1,244.1
MapLight Therapeutics	891.5
Bright Minds Biosciences	664.0
Seaport Therapeutics	618.7
Alto Neuroscience	507.7
Design Therapeutics	445.5
Ovid Therapeutics	261.5
Contineum Therapeutics	234.5
Neurogene	199.0
AC Immune	181.5
Tiziana Life Sciences	168.3
Clene	98.8
NRx Pharmaceuticals	96.2
Voyager Therapeutics	71.8
Coya Therapeutics	64.7
Cognition Therapeutics	60.9
Acumen Pharmaceuticals	60.1
Gain Therapeutics	52.9
MIRA Pharmaceuticals	31.6
ProMIS Neurosciences	29.7

Selected Precedent M&A Transactions – Fairmount-Backed Companies

Lucid reviewed certain publicly available information for 9 merger transactions backed by the Fairmount team (referred to as the “Selected Precedent M&A Transactions – Fairmount-Backed Companies”). The selection criteria for these merger transactions were based on Mentari’s affiliation with Fairmount. Although the precedent transactions referred to below were used for comparison purposes, none of the target companies is directly comparable to Mentari. Accordingly, the analysis involves considerations and judgments concerning differences in historical and projected financial and operating characteristics of the companies involved and other factors that could affect the merger value of such transactions. Lucid reviewed the total enterprise values of the target companies, including potential future milestone payments. These transactions, including the date each was closed, were as follows below.

The Selected Precedent M&A Transactions – Fairmount-Backed Companies had total enterprise values between $45.0 million and $268.0 million. Lucid derived a median total enterprise value of $150.0 million for the Selected Precedent M&A Transactions – Fairmount-Backed Companies. Using the 25th percentile and the 75th percentile of the enterprise values, Lucid then derived a range of implied total enterprise values for Mentari by adding $323.0 million in net cash at closing and subtracting $15.0 million of debt on hand, resulting in a range of approximately $379.0 million to $483.0 million. Lucid then compared that figure to the Mentari Valuation of $415.0 million.

Selected Precedent M&A Transactions – Fairmount-Backed Companies

Closed Date	Target	Acquirer	Implied Enterprise Value ($M)
Announced	Korsana Biosciences	Cyclerion Therapeutics	$268.0
11/10/2025	Damora Therapeutics	Galecto	150.0
6/16/2025	GlycoMimetics	Crescent Biopharma	46.0
4/28/2025	Aerovate Therapeutics	Jade Biosciences	175.0
8/29/2024	ARCA Biopharma	Oruka	175.0
6/22/2023	Aeglea BioTherapeutics	Spyre Therapeutics	110.0
1/28/2021	Catabasis Pharmaceuticals	Quellis Biosciences	177.0
10/27/2020	miRagen Therapeutics	Viridian Therapeutics	71.0
7/6/2020	Unum Therapeutics	Kiq Bio	45.0

Selected Precedent M&A Transactions – Episodic Neurology Companies

Lucid reviewed certain publicly available information for 7 merger transactions involving episodic neurology-focused biopharmaceutical companies with a lead candidate in clinical stage development (referred to as the “Selected Precedent M&A Transactions – Episodic Neurology Companies”). Although the precedent transactions referred to below were used for comparison purposes, none of the target companies is directly comparable to Mentari. Accordingly, the analysis involves considerations and judgments concerning differences in historical and projected financial and operating characteristics of the companies involved and other factors that could affect the merger value of such transactions. Lucid reviewed the total enterprise values of the target companies, including potential future milestone payments. These transactions, including the date each was closed, were as follows below.

The Selected Precedent M&A Transactions – Episodic Neurology Companies had total enterprise values between $35.0 million and $2.5 billion. Lucid derived a median total enterprise value of $650.0 million for the Selected Precedent M&A Transactions – Episodic Neurology Companies. Using the 25th percentile and the 75th percentile of the enterprise values, Lucid then derived a range of implied total enterprise values for Mentari by adding $323.0 million in net cash at closing and subtracting $15.0 million of debt on hand, resulting in a range of approximately $370.0 million to $1.8 billion. Lucid then compared that figure to the Mentari Valuation of $415.0 million.

Selected Precedent M&A Transactions – Episodic Neurology Companies

Closed Date	Target	Acquirer	Implied Enterprise Value ($M)
Announced	Neurona Therapeutics	UCB	$650.0
12/2/2024	Longboard Pharma	Lundbeck	2,500.0
4/30/2024	Epygenix Therapeutics	Harmony Biosciences	35.0
9/1/2023	Mindset Pharma	Otsuka Holdings	59.0
3/1/2022	Channel Biosciences	Biohaven	65.0
10/22/2019	Alder BioPharma	Lundbeck	1,950.0
2/28/2017	CoLucid Pharma	Eli Lilly	960.0

Selected Precedent M&A Transactions – Neurology Companies

Lucid reviewed certain publicly available information for 11 merger transactions involving neurology-focused biopharmaceutical companies with a lead candidate in pre-clinical or early clinical stage development (referred to as the “Selected Precedent M&A Transactions – Neurology Companies”). Although the precedent transactions referred to below were used for comparison purposes, none of the target companies is directly comparable to Mentari. Accordingly, the analysis involves considerations and judgments concerning differences in historical and projected financial and operating characteristics of the companies involved and other factors that could affect the merger value of such transactions. Lucid reviewed the total enterprise values of the target companies, including potential future milestone payments. These transactions, including the date each was closed, were as follows below.

The Selected Precedent M&A Transactions – Neurology Companies had total enterprise values between $13.1 million and $8.7 billion. Lucid derived a median total enterprise value of $130.0 million for the Selected Precedent M&A Transactions – Neurology Companies. Using the 25th percentile and the 75th percentile of the enterprise values, Lucid then derived a range of implied total enterprise values for Mentari by adding $323.0 million in net cash at closing and subtracting $15.0 million of debt on hand, resulting in a range of approximately $355.0 million to $1.2 billion. Lucid then compared that figure to the Mentari Valuation of $415.0 million.

Selected Precedent M&A Transactions – Neurology Companies

Closed Date	Target	Acquirer	Implied Enterprise Value ($M)
Announced	Neurona Therapeutics	UCB	$650.0
3/4/2026	Ventyx Biosciences	Eli Lilly	1,200.0
8/5/2025	Vigil Neuroscience	Sanofi	470.0
12/11/2024	Aliada Therapeutics	AbbVie	1,400.0
8/1/2024	Cerevel Therapeutics	AbbVie	8,700.0
4/30/2024	Epygenix Therapeutics	Harmony Biosciences	35.0
10/23/2023	Small Pharma	Cybin	19.3
10/5/2023	Mitokinin	AbbVie	110.0
9/1/2023	Mindset Pharma	Otsuka Holdings	59.0
8/1/2023	Reunion Neurosciences	MPM Bioimpact	13.1
3/1/2022	Syndesi Therapeutics	AbbVie	130.0

InMed Valuation

Selected Precedent Reverse Merger Transactions

Lucid reviewed certain publicly available information for life sciences reverse merger transactions dating back to January 2018 (referred to as the “Selected Precedent Reverse Merger Transactions”). Although the transactions referred to below were used for comparison purposes, none of these transactions or the companies involved are directly comparable to InMed or Mentari. Accordingly, the analysis involves considerations and judgments concerning differences in the characteristics of such transactions and the companies involved. Lucid reviewed the total premium to cash delivered to each target, along with other quantitative metrics.

Lucid reviewed the value delivered for the public vehicle (net of cash) from the Selected Precedent Reverse Merger Transactions, which ranged from $0.0 million to $44.0 million. Lucid derived a median value of $11.0 million and 25th and 75th percentiles of $5.0 million and $16.0 million, respectively. In addition, Lucid reviewed the value delivered for the public vehicle (net of cash) from Selected Precedent Reverse Merger Transactions in which the public vehicle delivered less than $10M and derived a median value of $5.0 million. Lucid also reviewed such values for Selected Precedent Reverse Merger Transactions in which the concurrent financing exceeded $75 million and derived a median value of $9.0 million. This compares to the premium to net cash given to InMed pursuant to the Merger Agreement of $10.0 million.

Closed Date	Surviving Company	Public Company	Value Delivered for Public Vehicle Net of Cash ($M)
2/18/2026	Faeth Therapeutics	Sensei Bio (Nasdaq: SNSE)	$9
11/10/2025	Damora Therapeutics	Galecto (Nasdaq: GLTO)	8

Closed Date	Surviving Company	Public Company	Value Delivered for Public Vehicle Net of Cash ($M)
10/30/2025	Kadimastem (NewCelX)	NLS Pharmaceuticals (Nasdaq: NLSP)	11
10/1/2025	KE Sdn Bhd (Black Titan Corp)	Titan Pharmaceuticals (Nasdaq: TTNP)	4
8/14/2025	Vyome Therapeutics	ReShape Lifesciences (Nasdaq: RSLS)	10
7/25/2025	Inmagene	Ikena Oncology (Nasdaq: IKNA)	22
7/2/2025	Pelthos Therapeutics	Channel Therapeutics (NYSEAM: CHRO)	15
6/16/2025	Crescent Biopharma	GlycoMimetics (Nasdaq: GLYC)	10
4/28/2025	Jade Biosciences	Aerovate Therapeutics (Nasdaq: AVTE)	8
4/15/2025	Tvardi Therapeutics	Cara Therapeutics (Nasdaq: CARA)	20
3/18/2025	Kalaris Therapeutics	AlloVir (Nasdaq: ALVR)	21
12/13/2024	Palvella Therapeutics	Pieris Pharmaceuticals (Nasdaq: PIRS)	10
10/22/2024	Opus Genetics	Ocuphire Pharma (Nasdaq: OCUP)	NA
10/17/2024	TuHURA Biosciences	Kintara Therapeutics (Nasdaq: KTRA)	11
10/9/2024	Wex Pharmaceuticals	Virios Therapeutics (Nasdaq: VIRI)	6
9/3/2024	Oruka Therapeutics	ARCA Biopharma (Nasdaq: ABIO)	6
8/12/2024	Firefly Neurosciences	WaveDancer (Nasdaq: WAVD)	14
6/20/2024	Tectonic Therapeutics	AVROBIO (Nasdaq: AVRO)	13
4/1/2024	Trawsfynydd Therapeutics	Onconova Therapeutics (Nasdaq: ONTX)	11
3/26/2024	Serina Therapeutics	AgeX Therapeutics (Nasdaq: AGE)	6
3/25/2024	Q32 Bio	Homology Medicines (Nasdaq: FIXX)	20
3/21/2024	LENZ Therapeutics	Graphite Bio (Nasdaq: GRPH)	12
3/14/2024	Immunogenx	First Wave BioPharma (FWBI)	15
3/6/2024	Adaptive Phage Therapeutics	Biomx (NYSEAM: PHGE)	NA
12/27/2023	Cyclo Therapeutics (Nasdaq: CYTH)	Applied Molecular Transport (Nasdaq: AMTI)	1
12/18/2023	Neurogene	Neoleukin Therapeutics (Nasdaq: NLTX)	14

Closed Date	Surviving Company	Public Company	Value Delivered for Public Vehicle Net of Cash ($M)
11/13/2023	Cartesian Therapeutics	Selecta Biosciences (Nasdaq: RNAC)	13
11/3/2023	Korro Bio	Frequency Therapeutics (Nasdaq: FREQ)	15
10/31/2023	Lung Therapeutics	Aileron Therapeutics (Nasdaq: ALRN)	10
10/16/2023	Notable Labs	Vascular Biogenics Ltd. (Nasdaq: VBLT)	20
9/11/2023	Dianthus Therapeutics	Magenta Therapeutics (Nasdaq: MGTA)	20
8/16/2023	EIP Pharma (CervoMed)	Diffusion Pharmaceuticals (Nasdaq: DFFN)	10
6/29/2023	TeraImmune	Baudax Bio (Nasdaq: BXRX)	3
6/22/2023	Spyre Therapeutics	Aeglea BioTherapeutics (Nasdaq: AGLE)	25
6/1/2023	Elicio Therapeutics	Angion Biomedica (Nasdaq: ANGN)	7
4/22/2023	GRI Bio	Vallon Pharmaceuticals (Nasdaq: VLON)	29
3/20/2023	CalciMedica	Graybug Vision (Nasdaq: GRAY)	15
3/7/2023	Carisma Therapeutics	Sesen Bio (Nasdaq: SESN)	15
2/23/2023	Enliven Therapeutics	Imara (Nasdaq: IMRA)	10
1/9/2023	Catheter Precision, Inc.	Ra Medical Systems (NYSE: RMED)	4
12/29/2022	Disc Medicine	Gemini Therapeutics (Nasdaq: GMTX)	10
12/27/2022	GNI Group (Gyre Therapeutics)	Catalyst Biosciences (Nasdaq: CBIO)	9
12/19/2022	Kineta, Inc.	Yumanity Therapeutics (Nasdaq: YMTX)	26
11/8/2022	ARS Pharmaceuticals	Silverback Therapeutics (Nasdaq: SBTX)	5
9/28/2022	Aceragen, Inc.	Idera Pharmaceuticals (Nasdaq: IDRA)	7
9/15/2022	Lisata Therapeutics (Cend)	Caladrius Biosciences (Nasdaq: CLBS)	25
8/30/2022	Vivani Medical (Nano Precision)	Second Sight Medical (Nasdaq: EYES)	NA
7/5/2022	Syros Pharmaceuticals (Nasdaq: SYRS)	Tyme Technologies (Nasdaq: TYME)	8
5/16/2022	Aprea Therapeutics, Inc.	Atrin Pharmaceuticals (NasdaqGS: APRE)	15
10/24/2021	Quoin Pharmaceuticals, Inc.	Cellect Biotechnology Ltd. (Nasdaq: APOP)	13
8/26/2021	Aadi Bioscience, Inc.	Aerpio Pharmaceuticals, Inc. (Nasdaq: ARPO)	15

Closed Date	Surviving Company	Public Company	Value Delivered for Public Vehicle Net of Cash ($M)
8/3/2021	Decoy Biosystems, Inc.	Indaptus Therapeutics (Intec) (Nasdaq: INDP)	10
7/27/2021	Cytocom, Inc. (Statera)	Cleveland BioLabs, Inc. (Nasdaq: CBLI)	NA
6/28/2021	Tempest Therapeutics Inc.	Millendo Therapeutics, Inc. (Nasdaq: MLND)	19
6/15/2021	ReShape Lifesciences Inc.	Obalon Therapeutics, Inc. (Nasdaq: OBLN)	15
4/27/2021	Leading BioSciences, Inc. (Palisade)	Seneca Biopharma, Inc. (Nasdaq: SNCA)	30
4/16/2021	MyMD Pharmaceuticals, Inc.	Akers Biosciences, Inc. (Nasdaq: AKER)	5
3/31/2021	StemoniX Inc. (Vyant Bio)	Cancer Genetics, Inc. (Nasdaq: CGIX)	15
3/16/2021	ChemomAb Ltd.	Anchiano Therapeutics Ltd. (Nasdaq: ANCN)	15
2/24/2021	Viracta Therapeutics, Inc.	Sunesis Pharmaceuticals (Nasdaq: SNSS)	16
1/28/2021	Quellis Biosciences, Inc. (Astria)	Catabasis Pharmaceuticals (Nasdaq: CATB)	25
12/22/2020	Yumanity Therapeutics Inc.	Proteostasis Therapeutics (Nasdaq: PTI)	34
12/1/2020	Petros Pharmaceuticals, Inc.	Neurotrope, Inc. (NasdaqCM: NTRP)	4
11/23/2020	F-star Therapeutics, Limited	Spring Bank Pharmaceuticals, Inc.	23
11/5/2020	Ocuphire Pharma, Inc.	Rexahn Pharmaceuticals (Nasdaq: REXN)	16
10/27/2020	Viridian Therapeutics, Inc.	Miragen Therapeutics, Inc. (NasdaqCM: MGEN)	15
9/15/2020	Adicet Bio, Inc.	resTORbio, Inc. (NasdaqGS: TORC)	8
9/14/2020	Anelixis Therapeutics (Eledon)	Novus Therapeutics, Inc. (NasdaqCM: NVUS)	5
7/6/2020	Kiq Bio (Cogent)	Unum Therapeutics, Inc. (NASDAQ: UMRX)	17
6/15/2020	Forte Biosciences, Inc.	Tocagen Inc. (NasdaqGS: TOCA)	8
5/28/2020	Larimar Therapeutics, Inc.	Zafgen, Inc. (NasdaqGS: ZFGN)	5
5/26/2020	Histogen, Inc.	Conatus Pharmaceuticals (Nasdaq: CNAT)	23
5/22/2020	Qualigen, Inc.	Ritter Pharmaceuticals (Nasdaq: RTTR)	NA
5/18/2020	Timber Pharmaceuticals, Inc.	BioPharmX Corporation (AMEX: BPMX)	16
4/1/2020	Curetis NV (Euronext: CURE)	OpGen, Inc. (NasdaqCM: OPGN)	7

Closed Date	Surviving Company	Public Company	Value Delivered for Public Vehicle Net of Cash ($M)
1/9/2020	Protara Therapeutics, Inc.	Proteon Therapeutics, Inc. (NASDAQ: PRTO)	5
12/30/2019	NeuroBo Pharmaceuticals, Inc.	Gemphire Therapeutics Inc. (NASDAQ: GEMP)	8
11/7/2019	Venus Concept Ltd.	Restoration Robotics, Inc. (NASDAQ: HAIR)	20
9/27/2019	Ocugen, Inc.	Histogenics Corporation (NASDAQ: HSGX)	NA
8/31/2019	Brickell Biotech, Inc.	Vical Incorporated (NASDAQ: VICL)	4
7/31/2019	ESSA Pharma (NASDAQ: EPIX)	Realm Therapeutics plc (NASDAQ: RLM)	1
7/22/2019	Salarius Pharmaceuticals, LLC	Flex Pharma, Inc. (NASDAQ: FLKS)	4
7/15/2019	NeuBase Therapeutics	Ohr Pharmaceutical (NASDAQ: OHRP)	7
6/10/2019	Oncternal Therapeutics, Inc.	GTx, Inc. (NASDAQ: GTXI)	9
6/9/2019	Edesa Biotech Inc.	Stellar Biotechnologies, Inc. (NASDAQ: SBOT)	2
5/9/2019	Armata Pharmaceuticals (f.k.a C3J)	Ampliphi Biosciences (NYSE: APHB)	10
5/6/2019	Adynxx, Inc.	Alliqua BioMedical, Inc. (NASDAQ: ALQA)	3
4/23/2019	Mereo BioPharma (AIM: MPH)	Oncomed Pharmaceuticals (NASDAQ: OMED)	20
4/12/2019	Immunic AG	Vital Therapies, Inc. (NASDAQ: VTL)	10
3/26/2019	Enlivex Therapeutics Ltd.	Bioblast Pharma Ltd. (NASDAQ: ORPN)	5
3/18/2019	PDS Biotechnology Corporation	Edge Therapeutics, Inc. (NASDAQ: EDGE)	5
3/13/2019	X4 Pharmaceuticals, Inc.	Arsanis, Inc. (NASDAQ: ASNS)	29
1/24/2019	Seelos Therapeutics, Inc.	Apricus Biosciences, Inc. (NASDAQ: APRI)	8
12/7/2018	Millendo Therapeutics, Inc.	OvaScience, Inc. (NASDAQ: OVAS)	5
10/12/2018	Aravive Biologics, Inc.	Versartis, Inc. (NASDAQ: VSAR)	0
2/13/2018	Vaxart, Inc.	Aviragen Therapeutics, Inc. (NASDAQ: AVIR)	44
1/30/2018	Innovate Biopharmaceuticals, Inc.	Monster Digital, Inc. (NASDAQ: MSDI)	6
1/17/2018	Evofem Biosciences, Inc.	Neothetics, Inc. (NASDAQ: NEOT)	29
1/4/2018	Rocket Pharmaceuticals, Ltd	Inotek Pharmaceuticals Corp (NASDAQ: ITEK)	5

The summary set forth above does not purport to be a complete description of all the analyses performed by Lucid. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances. Therefore, such an opinion is not readily susceptible to partial analysis or summary description. Lucid did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, notwithstanding the separate factors summarized above, Lucid believes, and advised the InMed Board, that its analyses must be considered as a whole. Selecting portions of its analyses and the factors considered by it without considering all analyses and factors could create an incomplete view of the process underlying the Lucid Opinion. In performing its analyses, Lucid made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of InMed and Mentari. These analyses performed by Lucid are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses or securities may actually be sold. Accordingly, such analyses and estimates are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors. None of InMed, Mentari, Lucid or any other person assumes responsibility if future results are materially different from those projected. The analyses supplied by Lucid and the Lucid Opinion were among several factors taken into consideration by the InMed Board in making its decision to enter into the Merger Agreement and should not be considered as determinative of such a decision.

Lucid was selected by the InMed Board to render an opinion to the InMed Board because Lucid is a nationally recognized investment banking firm and as part of its investment banking business, Lucid is continually engaged in the valuation of businesses and their securities in connection with mergers, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In addition, in the ordinary course of its business, Lucid and its affiliates may trade the equity securities of InMed for its own account and for the accounts of their customers, and, accordingly, may at any time hold a long or short position in such securities. In the two years preceding the date hereof, Lucid has not had a relationship with InMed or its affiliates and has not received any fees from InMed or any of its affiliates. In the two years preceding the date hereof, Lucid has not had a relationship with Mentari or any of its affiliates and has not received any fees from Mentari or any of its affiliates, including Fairmount. Lucid and its affiliates may in the future seek to provide investment banking or financial advisory services to InMed and/or Mentari and/or certain of their respective affiliates and expect to receive fees for the rendering of these services.

Pursuant to the Engagement Letter between Lucid and InMed, as of the time the Merger Agreement was approved, if the Merger is consummated, Lucid will be entitled to receive a transaction fee of $1,475,000 payable in cash at the closing of the transaction. Lucid received a $75,000 upfront initial fee and a fee for the Lucid Opinion of $450,000 upon delivery of the Lucid Opinion, that were non-creditable to the $1,475,000 transaction fee and which were not contingent upon consummation of the Merger. Additionally, InMed has agreed to reimburse Lucid for its out-of-pocket expenses (up to $50,000) and has agreed to indemnify Lucid against certain liabilities, including liabilities under U.S. federal securities laws. The terms of the fee arrangement with Lucid, which are customary in transactions of this nature, were negotiated at arm’s length between InMed and Lucid, and the InMed Board was aware of the arrangement.

Interests of InMed’s Directors and Executive Officers in the Merger

In considering the recommendation of the InMed Board with respect to approving the Merger, shareholders should be aware that InMed’s current directors and officers have interests in the Merger that are different from, or in addition to, the interests of InMed’s shareholders generally. These interests may present them with actual or potential conflicts of interest, and these interests, to the extent material, are described below.

The InMed Board was aware of these potential conflicts of interest and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Merger, and to recommend that

InMed’s shareholders approve the Merger as contemplated by this proxy statement/prospectus. The Strategic Committee, which was composed entirely of independent directors, also considered these interests in formulating its unanimous recommendation to the InMed Board.

MI 61-101

InMed is a reporting issuer in British Columbia, Alberta and Ontario and is accordingly subject to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). MI 61-101 establishes a securities regulatory framework intended to mitigate risks to minority security holders when a related party of the issuer, who may have superior access to information or significant influence, is involved in certain transactions. MI 61-101 does this generally by requiring enhanced disclosure, approval by a majority of security holders excluding interested or related parties and, in certain instances, independent valuations. The protections of MI 61-101 generally apply to “business combinations” (as defined in MI 61-101) that terminate the interests of certain security holders without their consent.

MI 61-101 provides that, in certain circumstances, where a “related party” (as defined in MI 61-101) of an issuer is entitled to receive a “collateral benefit” (as defined in MI 61-101) in connection with a transaction such as the Contemplated Transactions, such transaction may be considered a “business combination” for the purposes of MI 61-101 and may be subject to minority approval requirements. A “collateral benefit” includes any benefit that a related party of InMed (which includes the directors and senior officers of InMed) is entitled to receive, directly or indirectly, as a consequence of the Contemplated Transactions, including, without limitation, an increase in salary, a lump sum payment, a payment for surrendering securities, or other enhancement in benefits related to past or future services as an employee, director or consultant of InMed.

However, MI 61-101 excludes from the meaning of “collateral benefit”, among other things, certain benefits received by a related party solely in connection with the related party’s services as an employee, director or consultant of an issuer or an affiliated entity of the issuer or a successor to the business of the issuer where, among other things: (a) the benefit is not conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to the related party for securities relinquished under the transaction; (b) the conferring of the benefit is not, by its terms, conditional on the related party supporting the transaction in any manner; (c) full particulars of the benefit are disclosed in the disclosure document for the transaction; and (d) either (x) at the time the transaction was agreed to, the related party and its associated entities beneficially owned or exercised control or direction over less than one percent (1%) of the outstanding securities of each class of equity securities of the issuer, or (y) certain alternative conditions involving an independent committee determination are satisfied.

If a related party were to receive a collateral benefit in connection with the Contemplated Transactions, the Parent Shareholder Matters (as defined in the Merger Agreement) would require “minority approval” (as defined in MI 61-101), meaning that the Parent Shareholder Matters would need to be approved by a majority of the votes cast, excluding the votes attached to InMed Common Shares beneficially owned, or over which control or direction is exercised, by any related party of InMed who receives a collateral benefit, in addition to the special majority approval otherwise required.

In connection with the Contemplated Transactions, certain directors and senior officers of InMed are entitled to receive benefits that may be considered collateral benefits for the purposes of MI 61-101, including the acceleration and settlement of InMed Options as described under “Interests of InMed’s Directors and Executive Officers in the Merger — Treatment of InMed Options” beginning on page 174 of this proxy statement/prospectus, the retention bonuses as described under “Interests of InMed’s Directors and Executive Officers in the Merger — Retention Bonuses” beginning on page 175 of this proxy statement/prospectus, and the severance payments in connection with a change of control as described under “Interests of InMed’s Directors and Executive Officers in the Merger — Golden Parachute Compensation” beginning on page 176 of this proxy statement/prospectus. However, each of the directors and senior officers of InMed who is entitled to receive such benefits beneficially owned, or exercised control or direction over, less than one percent (1%) of the outstanding

InMed Common Shares at the time the Merger Agreement was entered into. Full particulars of the benefits receivable by such directors and senior officers have been disclosed in this proxy statement/prospectus. In addition, none of the benefits are conferred for the purpose of increasing the value of the consideration paid to such persons for securities relinquished under the Contemplated Transactions, and the conferring of the benefits is not conditional on any such person supporting the Contemplated Transactions in any manner. Accordingly, the benefits receivable by the directors and senior officers of InMed fall within the exclusion from the definition of “collateral benefit” set out in MI 61-101, no director or senior officer of InMed will receive a “collateral benefit” for the purposes of MI 61-101, and minority approval of the Parent Shareholder Matters is consequently not required under MI 61-101.

In addition, InMed is not required to obtain a formal valuation under MI 61-101 in connection with the Contemplated Transactions, as (i) no “interested party” (as defined in MI 61-101) would, as a consequence of the Contemplated Transactions, directly or indirectly acquire InMed or the business of InMed, or combine with InMed, through an amalgamation, arrangement or otherwise, whether alone or with joint actors, and (ii) there is no “connected transaction” involving an “interested party” that would qualify as a “related party transaction” (as defined in MI 61-101) for which InMed would be required to obtain a formal valuation.

Treatment of InMed Options

Under the terms of InMed’s Amended 2017 Stock Option Plan, all InMed Options become immediately vested and exercisable upon InMed entering into a definitive agreement with respect to a change of control of InMed, such as the Merger Agreement. In addition, pursuant to the Merger Agreement, as of immediately prior to the First Effective Time, each InMed Option that is then outstanding but not then vested or exercisable shall become immediately vested (with all performance conditions associated with such InMed Options, if any, deemed satisfied in full) and exercisable in full.

At the First Effective Time, each In the Money Parent Option that is then outstanding will be surrendered by the holder thereof to InMed for cancellation, and the holder thereof will be entitled to receive a number of InMed Common Shares equal to the full number of InMed Common Shares underlying such InMed Option. This treatment differs from a net exercise or cash-out: holders receive the gross number of shares underlying the option, not the spread value. Tax withholding obligations for each holder receiving InMed Common Shares in respect of In the Money Parent Options will be satisfied by InMed withholding from issuance that number of InMed Common Shares calculated by multiplying the legally required withholding rate for such holder by the number of InMed Common Shares to be issued, and rounding up to the nearest whole share, with the withholding remitted in cash to the appropriate taxing authorities.

At the First Effective Time, each Out of the Money Parent Option will be cancelled for no consideration.

As of the date of this proxy statement/prospectus, there were 185,865 InMed Options outstanding. The table below sets forth information regarding the InMed Options held as of the date of this proxy statement/prospectus by each of InMed’s named executive officers and non-employee directors.

Participant	Number of Vested Options Held (#)	Weighted Average Exercise Price of Vested Options ($)	Number of Unvested Options Held (#)	Weighted Average Exercise Price of Unvested Options ($)
Executive Officers
Eric A. Adams	15,640	16.89	33,410	1.76
Netta Jagpal	6,826	3.82	17,424	1.79
Michael Woudenberg	8,033	11.47	17,412	1.79
Eric Hsu	5,710	13.82	12,570	1.78

Participant	Number of Vested Options Held (#)	Weighted Average Exercise Price of Vested Options ($)	Number of Unvested Options Held (#)	Weighted Average Exercise Price of Unvested Options ($)
Non-Employee Directors
Andrew Hull	961	16.27	1,750	1.29
Nicole Lemerond	975	12.16	1,750	1.29
Neil Klompas	784	2.10	4,466	1.78
John Bathery	784	2.10	4,466	1.78

Retention Bonuses

On May 18, 2026, upon the unanimous recommendation of the Strategic Committee, the InMed Board (with Eric A. Adams abstaining) approved aggregate retention bonuses of $160,145 payable to six key employees of InMed to maintain pre-closing of the Merger alignment. The retention bonuses are payable subject to continued employment through the Closing Date and will reduce InMed’s Net Cash on a dollar-for-dollar basis in accordance with the Merger Agreement.

Support Agreements

The directors and certain officers of InMed, being Eric A. Adams, Netta Jagpal, Michael Woudenberg, Andrew Hull, Nicole Lemerond, Neil Klompas and John Bathery, have entered into support agreements with InMed and Mentari (the “InMed Shareholder Support Agreements”), solely in their respective capacities as shareholders of InMed. Pursuant to the InMed Shareholder Support Agreements, each such person has agreed to vote all of his or her InMed Common Shares (A) in favor of the Parent Shareholder Matters (including the Nasdaq Share Issuance Proposal and the Return of Capital Proposal, and including any minority approvals required by MI 61-101 (if any)), and (B) against any Acquisition Proposal (as defined in the Merger Agreement).

Under the InMed Shareholder Support Agreements, each such person has also agreed not to transfer his or her InMed Common Shares (subject to certain limited exceptions) and has granted an irrevocable proxy to Mentari with respect to the matters described above. The irrevocable proxy is coupled with an interest, may not be revoked and survives the death or incapacity of the shareholder, and will automatically terminate on the Expiration Date (as defined in the InMed Shareholder Support Agreement). Each such person has also agreed not to solicit, initiate, knowingly encourage, induce or facilitate any Acquisition Proposal or Acquisition Inquiry (as defined in the Merger Agreement) in accordance with the restrictions set forth in the Merger Agreement.

Each such person entered into the InMed Shareholder Support Agreement solely in his or her capacity as a shareholder of InMed, and nothing in the InMed Shareholder Support Agreement limits or affects such person’s ability to exercise his or her fiduciary duties as an officer or director of InMed.

No officer or director of InMed holds one percent (1%) or more of the outstanding InMed Common Shares. Accordingly, no director or officer of InMed will receive a “collateral benefit” (as defined in MI 61-101) in connection with the Contemplated Transactions, and no votes of directors or officers are required to be excluded for purposes of the minority approval requirements under MI 61-101.

Post-Closing Resignation and Reconstitution of the Combined Company Board

Pursuant to the Merger Agreement, as a condition to the closing of the Merger, InMed’s current directors and officers who are not continuing in their positions will deliver written resignations dated as of the Closing Date and effective as of the closing of the Merger. Effective as of the Second Effective Time, persons designated by Mentari will be elected or appointed to serve as the directors and officers of the Combined Company. As a result, following the closing of the Merger, none of InMed’s current directors or executive officers are expected to continue in their roles with the Combined Company.

Indemnification and Insurance

Pursuant to the Merger Agreement, from the First Effective Time through the sixth anniversary of the date on which the First Effective Time occurs, each of InMed and the Combined Company shall indemnify and hold harmless each person who is now, or has been at any time prior to the date of the Merger Agreement, or who becomes prior to the First Effective Time, a director or officer of InMed or Mentari, respectively (the “D&O Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that such D&O Indemnified Party is or was a director or officer of InMed or of Mentari, whether asserted or claimed prior to, at or after the First Effective Time, in each case, to the fullest extent permitted under the DGCL.

Each D&O Indemnified Party is entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation from each of InMed and the Combined Company, jointly and severally, upon receipt by InMed or the Combined Company of a request therefor, provided that any such person to whom expenses are advanced provides an undertaking to InMed, to the extent then required by the DGCL, to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

The organizational documents of the Combined Company shall contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers as those presently set forth in the organizational documents of InMed.

In addition, from and after the First Effective Time, InMed shall maintain directors’ and officers’ liability insurance policies, with an effective date as of the Closing Date, on commercially reasonable terms and conditions and with coverage limits customary for U.S. public companies similarly situated to InMed. InMed shall also purchase at its sole expense, prior to the First Effective Time, a six-year prepaid “D&O tail policy” for the non-cancellable extension of the directors’ and officers’ liability coverage of InMed’s existing directors’ and officers’ insurance policies for a claims reporting or discovery period of at least six years from and after the First Effective Time, with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under InMed’s existing policies as of the date of the Merger Agreement, except that InMed will not commit or spend on such “D&O tail policy” annual premiums in excess of 250% of the annual premiums paid by InMed in its last full fiscal year prior to the date of the Merger Agreement for InMed’s current policies of directors’ and officers’ liability insurance and fiduciary liability insurance. If such premiums for such “D&O tail policy” would exceed 250% of such annual premium, then InMed shall purchase policies that provide the maximum coverage available at an annual premium equal to 250% of such annual premium.

Golden Parachute Compensation

The information set forth in the table below is intended to comply with Item 402(t) of Regulation S-K, which requires disclosure of compensation that each named executive officer could receive that is based on or otherwise relates to the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section InMed uses such term to describe the Merger-related compensation payable to InMed’s named executive officers. This Merger-related compensation is subject to a non-binding advisory vote of InMed’s shareholders, as set forth in Proposal No. 6 to this proxy statement/prospectus. See the section entitled “Proposal No. 6 — The Merger Compensation Proposal” on page 295. For additional details regarding the terms of the payments and benefits described below, see the discussion above.

The amounts indicated below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including the assumptions described below, and do not reflect certain compensation actions that may occur before the consummation of the Merger. Amounts are presented on a gross basis and do not reflect applicable tax withholding. For purposes of calculating such amounts, InMed has assumed:

•

the relevant price per InMed Common Share is $1.68 per share, which is the average closing market price of InMed Common Shares over the first five business days following the first public announcement of the Contemplated Transactions;

•	the Merger is consummated during the fourth quarter of 2026; and

•	each named executive officer’s employment continues through the closing of the Merger.

Name	Cash ($)(1)	Equity ($)(2)	Pension / NQDC ($)	Perquisites / Benefits ($)	Tax Reimbursement ($)	Other ($)(3)	Total ($)
Eric A. Adams	32,850	11,257	N/A	—	—	632,400	676,507
Netta Jagpal	40,150	5,790	N/A	—	—	281,400	327,340
Michael Woudenberg	21,900	5,790	N/A	—	—	346,300	373,990
Eric Hsu	21,900	4,180	N/A	—	—	352,300	378,380

(1)

The amounts reported in the “Cash” column represent the retention bonus amounts payable to the named executive officers pursuant to the retention bonus arrangements approved by the InMed Board on May 18, 2026, subject to continued employment through the closing of the Merger.

(2)

Amounts reflect the acceleration value of unvested InMed Options held by the named executive officers. The amounts reported in this column are attributable to single-trigger arrangements (i.e., the amounts are triggered by the change of control alone) and represent, for each In the Money Parent Option, the number of InMed Common Shares underlying such option (being the gross share delivery, not a net exercise amount), valued at $1.68 per share, and does not include Out of the Money Parent Options, which are cancelled for no consideration.

(3)	Reflects severance amounts to be paid in connection with the closing of the Merger. Amounts will be paid in C$ but have been converted into US$ at an exchange rate of 0.73.

Interests of Mentari’s Directors and Executive Officers in the Merger

In considering the recommendation of the Mentari Board with respect to approving the Merger, stockholders should be aware that Mentari’s directors and executive officers have interests in the Merger that are different from, or in addition to, the interests of Mentari stockholders generally. These interests may present them with actual or potential conflicts of interest, and these interests, to the extent material, are described below.

The Mentari Board was aware of these potential conflicts of interest and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Merger, and to recommend that the Mentari stockholders approve the Merger as contemplated by this proxy statement/prospectus.

Mentari Ownership Interests

As of May 31, 2026, Mentari’s current non-employee directors and executive officers beneficially owned, in the aggregate approximately 0.5% of the shares of Mentari capital stock, which for purposes of this subsection excludes any Mentari shares issuable upon exercise or settlement of Mentari Options and Mentari RSUs held by such individual. Each of Mentari’s officers, directors and affiliated stockholders have also entered into a support agreement in connection with the Merger. For a more detailed discussion of the support agreements, please see the section titled “Agreements Related to the Merger — Support Agreements” beginning on page 213 of this proxy statement/prospectus.

As noted above, Fairmount Fund II, Julianne Bruno, and Michelle Pernice currently hold shares of Mentari capital stock. Two of Mentari’s directors (Ms. Bruno and Ms. Pernice) are affiliated with Fairmount. The table below sets forth the ownership of Mentari capital stock by Fairmount Fund II, Julianne Bruno, and Michelle Pernice as of March 31, 2026. Fairmount Fund II also holds the Convertible Notes and has also agreed to purchase Mentari Common Stock and Mentari Pre-Funded Warrants in the Mentari Pre-Closing Financing. For a more detailed discussion of these relationships, please see the section titled “Certain Relationships and Related Party Transactions of the Combined Company — Mentari Transactions — Mentari Pre-Closing Financing” beginning on page 394 of this proxy statement/prospectus.

Stockholder	Shares of Capital Stock held
Fairmount Healthcare Fund II L.P.	22,500,000	(1)
Julianne Bruno	166,667	(2)
Michelle Pernice	138,889	(3)

(1)	Consists of 22,500,000 shares of Mentari Common Stock issuable upon conversion of 10,000,000 shares of Mentari Series Seed Preferred Stock and 12,500,000 shares of Mentari Series A Preferred Stock.
(2)	Consists of 166,667 shares of restricted Mentari Common Stock.
(3)	Consists of 138,889 shares of restricted Mentari Common Stock.

Mentari Options

Under the terms of the Merger Agreement, each option to purchase shares of Mentari Common Stock that is outstanding and unexercised immediately prior to the First Effective Time under Mentari’s 2025 Equity Incentive Plan and that, following assumption by InMed at the First Effective Time, will be eligible to be registered on Form S-8, whether or not vested, will be converted into an option to purchase InMed Common Shares. InMed will assume Mentari’s 2025 Equity Incentive Plan and each such outstanding option to purchase shares of Mentari Common Stock in accordance with the terms (as in effect as of the date of the Merger Agreement) of Mentari’s 2025 Equity Incentive Plan and the terms of the stock option agreement by which such option to purchase shares of Mentari Common Stock is evidenced.

The table below sets forth information regarding the Mentari stock options held as of May 31, 2026 by each of Mentari’s current executive officers and non-employee directors. The number of shares of common stock underlying such options and the exercise price will be adjusted appropriately to reflect the Exchange Ratio.

Participant	Number of Vested Options Held (#)	Weighted Average Exercise Price of Vested Options ($)	Number of Unvested Options Held (#)	Weighted Average Exercise Price of Unvested Options ($)
Non-Employee Directors
Julianne Bruno
Michelle Pernice
Laura Sandler

Mentari Management Following the Merger

As described in the section captioned “Management Following the Merger” beginning on page 387 of this proxy statement/prospectus certain of Mentari’s directors and executive officers are expected to become the directors and executive officers of the Combined Company upon the closing of the Merger.

Indemnification and Insurance

For a discussion of the indemnification and insurance provisions related to the Mentari directors and officers under the Merger Agreement, please see the section titled “The Merger Agreement — Indemnification and Insurance for Directors and Officers” beginning on page 207 of this proxy statement/prospectus.

Form of the Merger

Subject to the terms and conditions of the Merger Agreement, and in accordance with the DGCL and DLLCA, (i) at the First Effective Time, First Merger Sub will merge with and into Mentari, with Mentari continuing as a wholly owned subsidiary of InMed and the surviving corporation of the First Merger and (ii) immediately following the First Merger and as part of the same overall transaction as the First Merger (the “Second Effective Time”), Mentari will merge with and into Second Merger Sub, with Second Merger Sub being the surviving entity.

Reverse Split

Prior to the closing of the First Merger, the InMed Board expects to effect the Reverse Stock Split, subject to the satisfaction of the closing conditions to the Merger. As a result of the Reverse Stock Split, each    of the InMed Common Shares issued and outstanding, on a pre-Reverse Stock Split basis, will be automatically combined and converted into one share, post-Reverse Stock Split. The exercise price and number of InMed Common Shares issuable upon the exercise of outstanding stock options, warrants or other convertible securities will be proportionately adjusted to reflect the Reverse Stock Split in accordance with the terms of such securities. Per the requirements of the Business Corporations Act (British Columbia), under which InMed is regulated, if fractional shares are to be converted into whole shares, each fractional share remaining after the completion of the Reverse Stock Split that is less than half of a share must be cancelled and each fractional share that is at least half of a share must be rounded up to one whole share, therefore, no fractional shares will be issued as a result of the Reverse Stock Split. Each of the InMed shareholders will hold the same overall percentage of InMed Common Shares outstanding immediately after the Reverse Stock Split as such shareholder held immediately prior to the Reverse Stock Split.

Redomestication

Prior to the closing of the First Merger and following the Reverse Stock Split, InMed will redomesticate by continuation from a corporation organized under the laws of the Province of British Columbia, Canada (the “Canadian Corporation”) to a corporation organized under the laws of the State of Nevada (the “Nevada Corporation”), pursuant to which each outstanding common share, no par value, of the Canadian Corporation (the “InMed Common Shares”) will be automatically converted into one outstanding share of common stock, par value $0.0001 per share, of the Nevada Corporation (the “Nevada InMed Common Stock”), each outstanding preferred share of the Canadian Corporation will be automatically converted into one outstanding share of the corresponding series of the preferred stock of the Nevada Corporation, and each outstanding option or right to acquire shares of common stock of the Canadian Corporation will continue in existence in the form of and will automatically become an option or right to acquire an equal number of shares of common stock of the Nevada Corporation under the same terms and conditions. See “Proposal No. 3 — The Redomestication Proposal”. The term “InMed” when used in the accompanying proxy statement/prospectus shall mean the Canadian Corporation before the Redomestication and the Nevada Corporation following the Redomestication. The term “InMed Common Shares” when used in the accompanying proxy statement/prospectus shall mean the InMed Common Shares prior to the Redomestication and the Nevada InMed Common Stock following the Redomestication.

Merger Consideration and Adjustment

At the First Effective Time, upon the terms and subject to the conditions set forth in the Merger Agreement, (i) each then-outstanding share of Mentari Common Stock and Mentari Series A Preferred Stock (including shares of Mentari Common Stock issued in the Mentari Pre-Closing Financing and excluding shares to be cancelled pursuant to the Merger Agreement and dissenting shares) will be automatically converted solely into the right to receive a number of InMed Common Shares or InMed Pre-Funded Warrants equal to the Exchange Ratio (described in more detail in the section titled “The Merger Agreement — Exchange Ratio” beginning on page 194 of this proxy statement/prospectus), (ii) each then-outstanding share of Mentari Series Seed Preferred Stock (excluding any shares of Mentari Series Seed Preferred Stock to be cancelled pursuant to the Merger

Agreement and any dissenting shares) will be converted into the right to receive a number of InMed Series A Preferred Shares equal to the Exchange Ratio divided by 1,000, in accordance with the terms of the Merger Agreement, (iii) each then-outstanding Mentari Option will be converted into and become an option to purchase InMed Common Shares on the existing terms and conditions (including with respect to vesting and accelerated vesting), subject to adjustment as set forth in the Merger Agreement, (iv) each then-outstanding Mentari RSU will be converted into and become an InMed RSU on the existing terms and conditions (including with respect to vesting and accelerated vesting), subject to adjustment as set forth in the Merger Agreement, and (v) each then-outstanding and unexercised Mentari Warrant (including Mentari Pre-Funded Warrants issued in the Mentari Pre-Closing Financing) will be converted into an InMed Warrant, subject to adjustment as set forth in the Merger Agreement.

No fractional InMed Common Shares will be issued in connection with the Merger, and no certificates or scrip for any such fractional shares will be issued. Any fractional InMed Common Shares resulting from the conversion of shares of Mentari Common Stock (including shares of Mentari Common Stock issued in the Mentari Pre-Closing Financing) shall be issued as follows: (i) one InMed Common Share if the aggregate amount of fractional InMed Common Shares of any individual holder of Mentari capital stock if upon conversion is equal to or exceeds 0.50 or (ii) no InMed Common Shares if the aggregate amount of fractional InMed Common Shares of any individual holder of Mentari capital stock if upon conversion is less than 0.50, with no cash being paid for any fractional share eliminated by such rounding. Any fractional InMed Series A Preferred Shares that a holder of Mentari Series Seed Preferred Stock would otherwise be entitled to receive will be aggregated with all fractional InMed Series A Preferred Shares issuable to such holder and rounded up to the nearest whole share of InMed’s Series A Preferred Stock.

Procedures for Exchanging Stock Certificates

On or prior to the closing date, InMed and Mentari will select an exchange agent (the “Exchange Agent”) and, at the First Effective Time, InMed will deposit with the Exchange Agent evidence of book-entry shares representing the InMed Common Shares issuable pursuant to the terms of the Merger Agreement in exchange for shares of Mentari Common Stock (including shares of Mentari Common Stock issued in the Mentari Pre-Closing Financing) and Mentari Series A Preferred Stock (excluding shares to be cancelled pursuant to the Merger Agreement and excluding dissenting shares) and the InMed Series A Preferred Shares issuable pursuant to the terms of the Merger Agreement in exchange for shares of Mentari Series Seed Preferred Stock calculated in accordance with the Merger Agreement.

Promptly after the First Effective Time, the Exchange Agent will mail to each record holder of Mentari Common Stock, Mentari Series A Preferred Stock and Mentari Series Seed Preferred Stock (including shares of Mentari Common Stock issued in the Mentari Pre-Closing Financing) (excluding shares to be cancelled pursuant to the Merger Agreement and excluding dissenting shares) (i) a letter of transmittal and (ii) instructions for surrendering the record holder’s stock certificates and identifying the record holder’s book-entry shares in exchange for the merger consideration. Upon delivery to the Exchange Agent of a duly executed letter of transmittal in accordance with the Exchange Agent’s instructions and the declaration for tax withholding purposes, the surrender of the record holder’s stock certificates and identification of book-entry shares, if applicable, and delivery to the Exchange Agent of such other documents as may be reasonably required by the Exchange Agent or InMed, the record holder of such stock certificates or book-entry shares, as applicable, will be entitled to receive in exchange therefor book-entry shares representing the number of whole InMed Common Shares or InMed Series A Preferred Shares issuable to such holder pursuant to the Merger Agreement. The surrendered certificates representing shares of Mentari Common Stock, Mentari Series Seed Preferred Stock, or Mentari Series A Preferred Stock will be cancelled.

After the First Effective Time, each certificate or book-entry share representing Mentari Common Stock, Mentari Series Seed Preferred Stock or Mentari Series A Preferred Stock that has not been surrendered will represent only the right to receive InMed Common Shares or InMed Series A Preferred Shares, as applicable, issuable pursuant to the Merger Agreement to which the holder of any such certificate is entitled.

HOLDERS OF MENTARI CAPITAL STOCK SHOULD NOT SEND IN THEIR MENTARI STOCK CERTIFICATES UNTIL THEY RECEIVE A LETTER OF TRANSMITTAL FROM THE EXCHANGE AGENT WITH INSTRUCTIONS FOR THE SURRENDER OF MENTARI STOCK CERTIFICATES.

First Effective Time and Second Effective Time

The Merger Agreement requires the parties to consummate the Merger as promptly as practicable (and in any event within two business days) after all of the conditions to the consummation of the Merger contained in the Merger Agreement are satisfied or waived, including the adoption of the Merger Agreement by the Mentari stockholders and the approval by the InMed shareholders of the issuance of InMed Common Shares, including InMed Common Shares issuable upon conversion of InMed Series A Preferred Shares, and the other transactions proposed under the Merger Agreement, other than those conditions that by their nature are to be satisfied at the closing of the Merger. The First Merger will become effective upon the filing of a certificate of merger (the “First Certificate of Merger”) with the Secretary of State of the State of Delaware or at such later time as is agreed by InMed and Mentari and specified in the First Certificate of Merger. The Second Merger will become effective upon the filing of a certificate of merger (the “Second Certificate of Merger”) with the Secretary of State of the State of Delaware or at such later time as is agreed by InMed and Mentari and specified in the Second Certificate of Merger. Neither InMed nor Mentari can predict the exact timing of the consummation of the Merger.

Regulatory Approvals

InMed and Mentari agreed to use commercially reasonable efforts to file or otherwise submit, as soon as practicable after the date of the Merger Agreement, all applications, notices, reports and other documents reasonably required to be filed by such party with or otherwise submitted by such party to any governmental authority with respect to the transactions contemplated by the Merger Agreement, and to submit promptly any additional information requested by any such governmental authority. InMed and Mentari do not intend to seek any regulatory approval from antitrust or other regulatory authorities to consummate the transactions.

U.S. Federal Income Tax Considerations of the Merger

The following discussion is a summary of U.S. federal income tax considerations to U.S. Holders (as defined below) of Mentari Common Stock and of Mentari Preferred Stock (collectively, “Mentari stock”) of the Merger. The discussion does not purport to be a complete analysis of all potential U.S. federal income tax considerations. The considerations of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws, are not discussed. This discussion is based on the Code, Treasury Regulations promulgated under the Code, judicial decisions and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a U.S. Holder. Mentari has not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax considerations of the Merger.

This discussion is limited to a U.S. Holder that holds Mentari stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax considerations relevant to a U.S. Holder’s particular circumstances, including the effect of the Medicare contribution tax on net investment income, the alternative minimum tax, or the special tax accounting rules under Section 451(b) of the Code. In addition, it does not address considerations relevant to U.S. Holders subject to special rules, such as certain financial institutions, dealers or traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes, insurance companies, expatriates, real estate investment trusts, regulated investment companies, cooperatives, tax-exempt organizations (including private foundations), retirement plans, controlled foreign corporations, passive foreign investment companies or investors therein, persons who hold their Mentari stock as part of a straddle, hedge, conversion, constructive sale, synthetic security, integrated investment, or other risk-reduction transaction for U.S. federal income tax purposes, U.S. Holders that have a functional currency other than the U.S. dollar, persons that own or have owned within the past five years (or are deemed to own or to have owned within the past five years) 5% or more of the outstanding Mentari stock, and persons who acquired their Mentari stock as compensation.If an entity or arrangement classified as a partnership for U.S. federal income tax purposes holds Mentari stock, the tax treatment of the partnership or a partner in the partnership generally will depend on the status of the partner, the activities of the partnership, and certain determinations made at the partner level. Accordingly, an entity or arrangement classified a partnership for U.S. federal income tax purposes that holds Mentari stock and each partner in such partnership is urged to consult its tax advisor regarding the U.S. federal income tax considerations to it of the Merger.

This discussion is for informational purposes only and is not tax advice. Each prospective investor is urged to consult its tax advisor with respect to the application of the U.S. federal income tax laws to its particular situation as well as any tax considerations of the Merger arising under U.S. federal estate or gift tax laws, the laws of any state, local or non-U.S. taxing jurisdiction or any applicable income tax treaty.

For purpose of this discussion, a “U.S. Holder” is any beneficial owner of Mentari stock that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that: (i) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code); or (ii) has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

Each of Mentari and InMed intends that the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code. Assuming the Merger so qualifies, a U.S. Holder will not recognize gain or loss upon the exchange of its Mentari stock for InMed Common Shares or InMed Series A Preferred Shares (collectively, “InMed shares”). A U.S. Holder will have the same aggregate basis in its InMed shares after the Merger as such U.S. Holder had in the corresponding Mentari stock immediately prior to the Merger. A U.S. Holder’s holding period in the InMed shares immediately following the Merger will include such U.S. Holder’s holding period in the corresponding Mentari stock immediately prior to the Merger. If a U.S. Holder holds different blocks of Mentari stock (generally, Mentari stock acquired on different dates or at different prices), such U.S. Holder is urged to consult its tax advisor with respect to the determination of the tax bases and/or holding periods of the InMed shares received in the Merger.

Each U.S. Holder is urged to consult its tax advisor regarding the U.S. federal income tax considerations of the Merger in light of its personal circumstances and the considerations to them under state, local and non-U.S. tax laws and other federal tax laws.

Information Reporting

Each U.S. Holder who receives InMed shares in the Merger is required to retain permanent records pertaining to the Merger and make such records available to any authorized IRS officers and employees. Such records should specifically include information regarding the amount, basis, and fair market value of all records should specifically include information regarding the amount, basis, and fair market value of all transferred property, and relevant facts regarding any liabilities assumed or extinguished as part of such reorganization. Each U.S. Holder who owned immediately before the Merger at least one percent (by vote or value) of the total outstanding stock of Mentari or who owned securities in Mentari with a basis of $1,000,000 or more is required to attach a statement to its tax return for the year in which the Merger is consummated that contains the information listed in Treasury Regulation Section 1.368-3(b). Such statement must include the U.S. Holder’s tax basis in such U.S. Holder’s Mentari stock surrendered in the Merger, the fair market value of such Mentari stock, the date of the Merger, and the name and employer identification number of each of Mentari and InMed. Each U.S. Holder is urged to consult with its tax advisor to comply with these rules.

Canadian Federal Income Tax Considerations of the Merger

The following summary describes the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the “ITA”) of the Merger. This summary is generally applicable to Mentari shareholders who beneficially own their Mentari stock, and who, at all relevant times, for purposes of the ITA (i) deal at arm’s length with each of Mentari and InMed, (ii) are not affiliated with Mentari or InMed, and (iii) hold Mentari stock, and will hold any InMed Common Share acquired pursuant to the Contemplated Transactions, as capital property (a “Canadian Holder”). Mentari stock and InMed Common Shares will generally be considered to be capital property to the applicable Canadian Holder unless such shares are held by the Canadian Holder in the course of carrying on a business of buying and selling securities or were acquired in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is based upon the current provisions of the ITA, all specific proposals to amend the ITA publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and an understanding of the current published administrative practices and assessing policies of the Canada Revenue Agency (the “CRA”) published in writing and publicly available as of the date of this proxy statement/prospect. No assurances can be given that the Tax Proposals will be enacted as proposed, if at all. This summary does not otherwise take into account or anticipate any changes in applicable law, whether by legislative, regulatory, administrative or judicial action or administrative policy or assessing practice nor does it take into account other federal tax legislation or considerations or those of any province, territory or foreign jurisdiction, which may differ from those discussed herein.

This summary does not apply to a Canadian Holder (i) that is a “specified financial institution” for the purposes of the ITA, (ii) that is a “financial institution” for the purposes of the mark-to-market rules in the ITA, (iii) an interest in which is a “tax shelter investment” for the purposes of the ITA, (iv) that reports its “Canadian tax results” for the purposes of the ITA in a currency other than Canadian currency, (v) that has entered into or will enter into a “derivative forward agreement” (as defined in the ITA) or a “synthetic disposition arrangement” (as defined in the ITA) in respect of Mentari stock or InMed Common Shares, (vi) that is a partnership, or (vii) that has acquired any Mentari stock upon the exercise of an employee stock option or other employee compensation plan or otherwise in the course of employment. Canadian Holders of such securities should consult with their own tax advisors.

This summary is for informational purposes of a general nature only and is not, and is not intended to be, legal or tax advice to any particular Canadian Holder. This summary is not exhaustive of all Canadian income tax considerations. Consequently, Canadian Holders are urged to consult their own tax advisors to determine the particular tax effects to them of the Merger and of any other consequences to them in connection with the Contemplated Transactions under Canadian federal, provincial, territorial or local tax laws and under foreign tax laws, having regard to their own particular circumstances.

Currency Conversion

Generally, for purposes of the ITA, all amounts relating to the acquisition, holding or disposition of InMed Common Shares or Mentari stock must be converted into Canadian dollars based on exchange rates as determined in accordance with the ITA.

Tax Consequences to Shareholders Resident in Canada

This portion of the summary is generally applicable to a Canadian Holder who, at all relevant times, for purposes of the ITA, is, or is deemed to be, resident in Canada (a “Resident Holder”). Certain Resident Holders may be entitled to make or may have already made the irrevocable election permitted by subsection 39(4) of the ITA, the effect of which may be to deem to be capital property any Mentari stock and InMed Common Shares (and all other “Canadian securities”, as defined in the ITA) owned by such Resident Holder in the taxation year in which the election is made and in all subsequent taxation years. Resident Holders contemplating such an election should first consult their own tax advisors.

Exchange of Mentari Stock for InMed Common Shares on the Merger

It is expected that the Merger will be a “foreign merger” for purposes of the ITA.

As a result, pursuant to subsection 87(8) of the ITA, a Resident Holder of Mentari stock (other than a Resident Holder that elects for such subsection not to apply, as discussed below) will be deemed to dispose of such Mentari stock for proceeds of disposition equal to the aggregate adjusted cost base of such Mentari stock to the Resident Holder immediately before the Merger and will be deemed to acquire InMed Common Shares on the Merger at a cost equal to the same amount. Accordingly, such a Resident Holder will not realize any capital gain or capital loss as a result of the Merger.

A Resident Holder of Mentari stock who elects for subsection 87(8) not to apply in respect of the disposition of such Resident Holder’s Mentari stock in the Merger will be considered to have disposed of their Mentari stock for proceeds of disposition equal to the fair market value of the InMed Common Shares received in exchange therefor on the Merger. Such a Resident Holder of Mentari stock will realize a capital gain (or capital loss) to the extent that such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to such Resident Holder of the Mentari stock immediately before the Merger and will acquire the InMed Common Shares at a cost equal to the fair market value of such InMed Common Shares. For a description of the treatment of capital gains and capital losses, see “Taxation of Capital Gains and Capital Losses” below.

Dividends on InMed Common Shares

A Resident Holder will be required to include in computing their income for a taxation year any dividends received (or deemed to be received) on InMed Common Shares.

Disposition of InMed Common Shares

A Resident Holder that disposes or is deemed to dispose of InMed Common Shares in a taxation year (other than to InMed, unless purchased by InMed in the open market in the manner normally purchased by a member of the public in the open market) generally will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition of the InMed Common Shares exceed (or are less than) the aggregate of the Resident Holder’s adjusted cost base of such InMed Common Shares (determined immediately before the disposition) and any reasonable costs of disposition. See “Taxation of Capital Gains and Capital Losses” below.

Taxation of Capital Gains and Capital Losses

Generally, one-half of any capital gain (a “taxable capital gain”) realized by a Resident Holder in a taxation year must be included in computing the income of that Resident Holder, and one-half of any capital loss (an “allowable capital loss”) realized by a Resident Holder in a taxation year must be applied to reduce taxable capital gains realized by the Resident Holder in that year. Allowable capital losses for the year in excess of taxable capital gains generally may be applied by the Resident Holder to reduce net taxable capital gains realized in any of the three preceding taxation years or in any subsequent year, subject to the detailed provisions of the ITA.

Capital gains realized by a Resident Holder that is an individual (including certain trusts) may result in such Resident Holder being liable, or having an increased liability, for alternative minimum tax under the ITA. Resident Holders should consult their own tax advisors in this regard.

Additional Refundable Tax

A Resident Holder that is, throughout the taxation year, a “Canadian-controlled private corporation” (as such term is defined in the ITA), or, at any time in the taxation year, a “substantive CCPC” (as such term is defined in the ITA) may be liable for an additional tax (refundable in certain circumstances) on its “aggregate investment income” (as such term is defined in the ITA) for the year, including taxable capital gains, interest, and dividends or deemed dividends on InMed Common Shares that are not deductible under the ITA.

Nasdaq Stock Market Listing

InMed Common Shares are currently listed on Nasdaq under the symbol “INM”. InMed has agreed to use commercially reasonable efforts to (a) maintain its listing on Nasdaq until the First Effective Time and to obtain approval of the listing of the combined corporation on Nasdaq; (b) to the extent required by the rules and regulations of Nasdaq, prepare and submit to Nasdaq a notification form for the listing of the InMed Common Shares to be issued in connection with the Merger and transactions contemplated thereunder, and to cause such shares to be approved for listing (subject to official notice of issuance); (c) prepare and timely submit to Nasdaq a notification form for the proposed Reverse Stock Split (if required); and (d) to the extent required by Nasdaq Marketplace Rule 5110, assist Mentari in preparing and filing an initial listing application for the InMed Common Shares issued to Mentari stockholders (including any common stock issuable upon conversion of the InMed Series A Preferred Shares) (the “Nasdaq Listing Application”) and to cause such Nasdaq Listing Application to be conditionally approved prior to the First Effective Time.

In addition, under the Merger Agreement, each of InMed’s and Mentari’s obligation to complete the Merger is subject to the satisfaction or waiver by each of the parties, at or prior to the closing of the Merger, of various conditions, including that the Nasdaq Listing Application shall have been approved.

If the Nasdaq Listing Application is approved, InMed anticipates that the common stock of the Combined Company will be listed on Nasdaq following the closing of the Merger under the trading symbol “MTRI.” In order for the Nasdaq Listing Application to be accepted, among other requirements, the Combined Company must maintain a bid price of $4.00 or higher for a certain period of time following the proposed Reverse Stock Split.

Anticipated Accounting Treatment

The Merger is expected to be treated by InMed as a reverse merger and is expected to be accounted for as an in-substance reverse recapitalization of InMed by Mentari in accordance with U.S. GAAP as, at close, the transaction is, in essence, the issuance of equity for InMed’s net assets, consisting of nominal assets and liabilities before the Merger. For accounting purposes, Mentari is considered to be acquiring the assets and liabilities of InMed in this transaction based on the terms of the Merger Agreement and other factors, including: (i) Mentari’s equity holders will own a substantial majority of the voting rights in the Combined Company; (ii) Mentari’s largest stockholder will retain the largest interest in the Combined Company; (iii) Mentari will designate all of the initial members of the board of directors of the Combined Company; and (iv) Mentari’s executive management team will become the management of the Combined Company. The Combined Company will be named Mentari Therapeutics, Inc. Accordingly, the Merger is expected to be treated as the equivalent of Mentari issuing stock to acquire the net assets of InMed. As a result of the Merger, the net assets of InMed will be stated at fair value, with no goodwill or other intangible assets recorded, and the historical results of operations prior to the Merger will be those of Mentari. The direct and incremental costs related to the transaction will be treated as a reduction of the net proceeds received within additional paid-in-capital. See the “Unaudited Pro Forma Condensed Combined Financial Information” elsewhere in this proxy statement/prospectus for additional information.

Appraisal Rights and Dissenters’ Rights

Under the BCBCA, InMed shareholders are not entitled to appraisal rights in connection with the Merger, with the exception of the Continuation Resolution. Under the BCBCA, shareholders are entitled to dissent from, among other matters, a resolution authorizing a continuation of a British Columbia company into another jurisdiction.

The following is a summary of the operation of the dissent and appraisal provisions of the BCBCA in respect of the Continuation Resolution. This summary does not purport to be a complete statement of the BCBCA procedures and is qualified in its entirety by reference to Part 8, Division 2 (sections 237–247) of the BCBCA. The BCBCA requires strict compliance with the statutory steps; failure to comply in any respect may result in the loss of dissent rights. Shareholders considering the exercise of dissent rights should consult their own legal and financial advisers promptly.

Only registered shareholders may exercise statutory dissent rights. Beneficial (no-nregistered) owners whose InMed Common Shares are held through a broker, custodian, nominee or other intermediary must arrange for the shares to be r-eregistered in their own name before the deadlines specified below or instruct the registered holder to dissent on their behalf. A shareholder who wishes to dissent must dissent with respect to all InMed Common Shares of which that person is the beneficial owner; partial dissent as to a beneficial owner’s holdings is not permitted.

A shareholder intending to dissent must deliver a written notice of dissent to InMed at the address for notices specified in the notice of meeting and accompanying proxy materials at least two days before the date on which the Continuation Resolution is to be voted upon, and must not vote any of the InMed Common Shares in favor of the Continuation Resolution. The notice of dissent must strictly comply with the BCBCA, including identifying the number, class and series (if applicable) of the shares covered by the notice and, where the registered holder is dissenting on behalf of a beneficial owner, the information prescribed by the statute about such beneficial owner and the extent of their holdings.

Promptly after InMed forms an intention to proceed with the continuation or after receipt of a notice of dissent, InMed must notify each dissenting shareholder of that intention and of the manner in which dissent is to be completed. If a dissenting shareholder wishes to proceed, the shareholder must, within one month after the date of InMed’s notice, send to InMed (or its transfer agent, as directed) a written demand that InMed purchase all shares covered by the notice, together with the relevant share certificates, if any, and, where applicable, the further written statement required when the registered holder dissents on behalf of a beneficial owner. Upon delivery of those items, the dissenting shareholder is deemed to have sold, and InMed is deemed to have purchased, the affected shares, and the shareholder may no longer vote or exercise other rights in respect of those shares except under the dissent provisions.

InMed and a dissenting shareholder may agree on the “payout value” for the shares, being their fair value immediately before the Continuation Resolution was passed, excluding any appreciation or depreciation in anticipation of the continuation unless exclusion would be inequitable. If no agreement is reached, either the dissenting shareholder or InMed may apply to the Supreme Court of British Columbia to determine the fair value (or to have it established by arbitration or reference), and InMed must pay the amount so determined to each dissenting shareholder who has properly completed the statutory steps. InMed must not make payment if there are reasonable grounds to believe it is insolvent or that payment would render it insolvent; in that case the dissenting shareholder may, within 30 days of notice, withdraw the dissent or retain a claimant status to be paid when InMed is lawfully able to do so (or, in a liquidation, with priority over shareholders but subordinate to creditors).

If the continuation is not implemented or the Continuation Resolution does not pass or is revoked, or if a court enjoins or sets aside the continuation, the right to dissent ceases and any share certificates delivered are returned. A dissenting shareholder also loses the right to dissent if the shareholder votes in favor of the Continuation Resolution or withdraws the notice of dissent with InMed’s consent. If the right to dissent ceases in respect of any shares before payment is made, the shareholder regains voting and other rights in respect of those shares and must return any money received in purported satisfaction of the dissent right.

The foregoing summary of dissent rights is qualified in its entirety by reference to the full text of Part 8, Division 2 of the BCBCA. The full text of BCBCA sections 237–247 is attached hereto as Annex K to this proxy statement/prospectus. Shareholders who wish to exercise dissent rights should carefully review the statute and the instructions in the InMed Shareholders Meeting materials and should act promptly to meet the statutory deadlines.

The discussion below is not a complete summary regarding Mentari’s stockholders’ appraisal rights under Delaware law and is qualified in its entirety by reference to the text of the relevant provisions of Delaware law, which are attached as Annex L in this proxy statement/prospectus. Stockholders intending to exercise appraisal rights should carefully review Annex L. Failure to follow precisely any of the statutory procedures set forth in Annex L may result in a termination or waiver of these rights. This summary does not constitute legal or other advice, nor does it constitute a recommendation that Mentari stockholders exercise their appraisal rights under Delaware law.

Under Section 262, where a merger is adopted by stockholders by written consent in lieu of a meeting of stockholders pursuant to Section 228 of the DGCL, either the constituent corporation before the effective date of such merger or the surviving corporation, within ten days after the effective date of such merger, must notify each stockholder of the constituent corporation entitled to appraisal rights of the approval of such merger, the effective date of such merger and that appraisal rights are available.

If the Merger is completed, within ten days after the effective date of the Merger, Mentari will notify its stockholders that the Merger has been approved, the effective date of the Merger and that appraisal rights are available to any stockholder who has not approved the Merger. Holders of shares of Mentari capital stock who desire to exercise their appraisal rights must deliver a written demand for appraisal to Mentari within 20 days after the date of mailing of that notice, and that stockholder must not have delivered a written consent approving the Merger. A demand for appraisal must reasonably inform Mentari of the identity of the stockholder and that such stockholder intends thereby to demand appraisal of the shares of Mentari capital stock held by such stockholder. Failure to deliver a written consent approving the Merger will not in and of itself constitute a written demand for appraisal satisfying the requirements of Section 262. All demands for appraisal should be addressed to c/o Mentari Therapeutics, Inc., 221 Crescent Street, Building 23, Suite 105, Waltham, MA 02453, and should be executed by, or on behalf of, the record holder of shares of Mentari capital stock.

ALL DEMANDS MUST BE RECEIVED BY MENTARI WITHIN 20 DAYS AFTER THE DATE MENTARI MAILS A NOTICE TO ITS STOCKHOLDERS NOTIFYING THEM THAT THE MERGER HAS BEEN APPROVED, THE EFFECTIVE DATE OF THE MERGER AND THAT APPRAISAL RIGHTS ARE AVAILABLE TO ANY STOCKHOLDER WHO HAS NOT APPROVED THE MERGER.

If you fail to deliver a written demand for appraisal within the time period specified above, you will be entitled to receive the merger consideration for your shares of Mentari capital stock as provided for in the Merger Agreement, but you will have no appraisal rights with respect to your shares of Mentari capital stock.

To be effective, a demand for appraisal by a holder of shares of Mentari capital stock must be made by, or in the name of, the registered stockholder, fully and correctly, as the stockholder’s name appears on the stockholder’s stock certificate(s). Beneficial owners who do not also hold the shares of record may not directly make appraisal demands to Mentari. The beneficial owner must, in these cases, have the registered owner, such as a broker, bank or other custodian, submit the required demand in respect of those shares. If shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of a demand for appraisal should be made by or for the fiduciary; and if the shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, he or she is acting as agent for the record owner. A record owner, such as a broker, who holds shares as a custodian for others, may exercise the record owner’s right of appraisal with respect to the shares held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares as to which appraisal is sought. Where no number of shares is expressly mentioned, the demand will be presumed to cover all shares held in the name of the record owner. In addition, the stockholder must continuously hold the shares of record from the date of making the demand through the First Effective Time.

If you hold your shares of Mentari capital stock in a brokerage account or in other custodian form and you wish to exercise appraisal rights, you should consult with your bank, broker or other custodian to determine the appropriate procedures for the making of a demand for appraisal by the custodian.

At any time within 60 days after the First Effective Time, any stockholder who has demanded an appraisal, but has neither commenced an appraisal proceeding nor joined an appraisal proceeding as a named party, has the right to withdraw such stockholder’s demand and accept the terms of the Merger by delivering a written withdrawal to Mentari. If, following a demand for appraisal, you have withdrawn your demand for appraisal in accordance with Section 262, you will have the right to receive the merger consideration for your shares of Mentari capital stock.

Within 120 days after the effective date of the Merger, any stockholder who has delivered a demand for appraisal in accordance with Section 262 will, upon written request to the surviving corporation, be entitled to receive a written statement setting forth the aggregate number of shares not voted in favor of the Merger Agreement and with respect to which demands for appraisal rights have been received and the aggregate number of holders of these shares. This written statement will be mailed to the requesting stockholder within 10 days after the stockholder’s written request is received by the surviving corporation or within 10 days after expiration of the period for delivery of demands for appraisal, whichever is later. Within 120 days after the effective date of the Merger, either the surviving corporation or any stockholder who has delivered a demand for appraisal in accordance with Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares held by all such stockholders. Upon the filing of the petition by a stockholder, service of a copy of the petition must be made upon the surviving corporation. The surviving corporation has no obligation to file a petition in the Delaware Court of Chancery in the event there are dissenting stockholders, and InMed, which is expected to be the surviving corporation, has no present intent to file a petition in the Delaware Court of Chancery. Accordingly, the failure of a stockholder to file a petition within the period specified could nullify the stockholder’s previously written demand for appraisal.

If a petition for appraisal is duly filed by a stockholder and a copy of the petition is delivered to the surviving corporation, the surviving corporation will then be obligated, within 20 days after receiving service of a copy of the petition, to provide the Delaware Court of Chancery with a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached by the surviving corporation. After notice to dissenting stockholders who demanded appraisal of their shares, the Delaware Court of Chancery is empowered to conduct a hearing upon the petition, and to determine those stockholders who have complied with Section 262 and who have become entitled to the appraisal rights provided thereby. The Delaware Court of Chancery may require the stockholders who have demanded appraisal for their shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with that direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder.

After determination of the stockholders entitled to appraisal of their shares, the Delaware Court of Chancery will appraise the “fair value” of the shares owned by those stockholders. This value will be exclusive of any element of value arising from the accomplishment or expectation of the Merger, but may include a fair rate of interest, if any, upon the amount determined to be the fair value. When the value is determined, the Delaware Court of Chancery will direct the payment of the value, with interest thereon accrued during the pendency of the proceeding, if the Delaware Court of Chancery so determines, to the stockholders entitled to receive the same, upon surrender by the holders of the certificates representing those shares. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the shares subject to appraisal as determined by the Delaware Court of Chancery and (ii) interest theretofore accrued, unless paid at that time.

In determining fair value and, if applicable, a fair rate of interest, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.”

Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that this exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

You should be aware that the fair value of your shares as determined under Section 262 could be more than, the same as, or less than the value that you are entitled to receive under the terms of the Merger Agreement.

Costs of the appraisal proceeding may be imposed upon the surviving corporation and the stockholders participating in the appraisal proceeding by the Delaware Court of Chancery as the Court deems equitable in the circumstances. Upon the application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. In the absence of such a determination of assessment, each party bears its own expenses. Any stockholder who had demanded appraisal rights will not, after the First Effective Time, be entitled to vote shares subject to that demand for any purpose or to receive payments of dividends or any other distribution with respect to those shares, other than with respect to payment as of a record date prior to the effective time; however, if no petition for appraisal is filed within 120 days after the First Effective Time, or if the stockholder delivers a written withdrawal of his or her demand for appraisal and an acceptance of the terms of the Merger within 60 days after the First Effective Time, then the right of that stockholder to appraisal will cease and that stockholder will be entitled to receive the merger consideration for shares of his or her Mentari capital stock pursuant to the Merger Agreement. Any withdrawal of a demand for appraisal made more than 60 days after the First Effective Time may only be made with the written approval of the surviving corporation. No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the court.

Failure to follow the steps required by Section 262 for perfecting appraisal rights may result in the loss of appraisal rights. In view of the complexity of Section 262, stockholders who may wish to dissent from the Merger and pursue appraisal rights should consult their legal advisors.

THE MERGER AGREEMENT

The following is a summary of the material terms of the Merger Agreement. A copy of the Merger Agreement, including the amendment thereto, is attached to this proxy statement/prospectus as Annex A and is incorporated by reference into this proxy statement/prospectus. The Merger Agreement has been attached to this proxy statement/prospectus to provide you with information regarding its terms. It is not intended to provide any other factual information about InMed, Mentari, First Merger Sub or Second Merger Sub. The following description does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. You should refer to the full text of the Merger Agreement for details of the Merger and the terms and conditions of the Merger Agreement.

The Merger Agreement contains representations and warranties that InMed, First Merger Sub, and Second Merger Sub, on the one hand, and Mentari, on the other hand, have made to one another as of specific dates. These representations and warranties have been made for the benefit of the other parties to the Merger Agreement and may be intended not as statements of fact but rather as a way of allocating the risk to one of the parties if those statements prove to be incorrect. In addition, the assertions embodied in the representations and warranties are qualified by information in confidential disclosure schedules exchanged by the parties in connection with signing the Merger Agreement. While InMed and Mentari do not believe that these disclosure schedules contain information required to be publicly disclosed under the applicable securities laws, other than information that has already been so disclosed, the disclosure schedules do contain information that modifies, qualifies, and creates exceptions to the representations and warranties set forth in the attached Merger Agreement. Accordingly, you should not rely on the representations and warranties as current characterizations of factual information about InMed or Mentari, because they were made as of specific dates, may be intended merely as a risk allocation mechanism between InMed, First Merger Sub, Second Merger Sub and Mentari and are modified by the disclosure schedules.

Structure

Subject to the terms and conditions of the Merger Agreement, and in accordance with the DGCL, the DLLCA, and the BCBCA, at the Closing, First Merger Sub, a wholly owned subsidiary of InMed, will merge with and into Mentari, with Mentari surviving the First Merger as a wholly owned subsidiary of InMed (the “First Merger”). Immediately following the First Merger, and as part of the same overall transaction, Mentari will merge with and into Second Merger Sub, a wholly owned subsidiary of InMed, with Second Merger Sub surviving the Second Merger as the surviving entity (the “Second Merger”). Upon completion of the Second Merger, Second Merger Sub will be renamed “Mentari Therapeutics Operating Company, LLC.”

Reverse Split

Prior to the closing of the First Merger, the InMed Board expects to effect the Reverse Stock Split, subject to the satisfaction of the closing conditions to the Merger. As a result of the Reverse Stock Split, each     of the InMed Common Shares issued and outstanding, on a pre-Reverse Stock Split basis, will be automatically combined and converted into one share, post-Reverse Stock Split. The exercise price and number of InMed Common Shares issuable upon the exercise of outstanding stock options, warrants or other convertible securities will be proportionately adjusted to reflect the Reverse Stock Split in accordance with the terms of such securities. Per the requirements of the Business Corporations Act (British Columbia), under which InMed is regulated, if fractional shares are to be converted into whole shares, each fractional share remaining after the completion of the Reverse Stock Split that is less than half of a share must be cancelled and each fractional share that is at least half of a share must be rounded up to one whole share, therefore, no fractional shares will be issued as a result of the Reverse Stock Split. Each of the InMed shareholders will hold the same overall percentage of InMed Common Shares outstanding immediately after the Reverse Stock Split as such shareholder held immediately prior to the Reverse Stock Split.

U.S. Federal Income Tax Considerations of the Reverse Stock Split

The following discussion is a summary of U.S. federal income tax considerations to U.S. Holders (as defined below) of InMed Common Shares of the Reverse Stock Split. The discussion does not purport to be a complete analysis of all potential tax considerations. The considerations of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws, are not discussed. This discussion is based on the Code, Treasury Regulations promulgated under the Code, judicial decisions and published rulings and administrative pronouncements of the Internal Revenue Service (“IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a U.S. Holder. InMed has not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax considerations of Reverse Stock Split.

This discussion is limited to a U.S. Holder (as defined below) that holds InMed Common Shares as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax considerations relevant to a U.S. Holder’s particular circumstances, including without limitation the effect of the Medicare contribution tax on net investment income, the alternative minimum tax, or the special tax accounting rules under Section 451(b) of the Code. In addition, it does not address considerations relevant to U.S. Holders subject to special rules, such as:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	U.S. Holders whose functional currency is not the U.S. dollar;

•	persons holding InMed Common Shares as part of a hedge, straddle or other risk-reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies and other financial institutions;

•	tax-exempt entities or governmental organizations;

•	real estate investment trusts or regulated investment companies;

•	brokers, dealers or traders in securities or other persons that elect to use a mark-to-market method of accounting for their holdings in InMed Common Shares;

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell InMed Common Shares under the constructive sale provisions of the Code;

•	persons who hold or receive InMed Common Shares pursuant to the exercise of any employee stock option or otherwise as compensation;

•	tax-qualified retirement plans; and

•	persons that own, or have owned, actually or constructively, more than 5% of InMed stock.

If an entity or arrangement classified as a partnership for U.S. federal income tax purposes holds InMed Common Shares, the tax treatment of the partnership or a partner in the partnership generally will depend on the status of the partner, the activities of the partnership, and certain determinations made at the partner level. Accordingly, an entity or arrangement classified as a partnership that holds InMed Common Shares and each partner in such partnership is urged to consult its tax advisor regarding the U.S. federal income tax considerations to it of the Reverse Stock Split.

For purpose of this discussion in this section, a “U.S. Holder” is any beneficial owner of InMed Common Shares that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that: (i) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code); or (ii) has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

This discussion is for informational purposes only and is not tax advice. Each InMed shareholder is urged to consult its tax advisor with respect to the application of the U.S. federal income tax laws to its particular situation as well as any tax considerations of the Reverse Stock Split arising under U.S. federal estate or gift tax laws, the laws of any state, local or non-U.S. taxing jurisdiction or any applicable income tax treaty.

The Reverse Stock Split

The Reverse Stock Split is intended to qualify as a “recapitalization” for U.S. federal income tax purposes pursuant to Section 368(a)(1)(E) of the Code. As a result, a U.S. Holder of InMed Common Shares generally should not recognize gain or loss upon the Reverse Stock Split. A U.S. Holder’s aggregate adjusted tax basis in the InMed Common Shares received pursuant to the Reverse Stock Split should equal the aggregate adjusted tax basis of the InMed Common Shares surrendered, and such U.S. Holder’s holding period in the shares of InMed Common Shares received should include the holding period in the shares of InMed Common Shares surrendered. U.S. Treasury Regulations provide detailed rules for allocating the tax basis and holding period of the InMed Common Shares surrendered to the InMed Common Shares received in a recapitalization pursuant to the Reverse Stock Split. Each U.S. Holder of InMed Common Shares acquired on different dates and at different prices is urged to consult its tax advisor regarding the allocation of the tax basis and holding period of such shares.

Information Reporting

Assuming the Reverse Stock Split qualifies as a recapitalization within the meaning of Section 368(a) of the Code, each U.S. Holder who receives InMed Common Shares in the Reverse Stock Split is required to retain permanent records pertaining to the reverse stock split and make such records available to any authorized IRS officers and employees. Such records should specifically include information regarding the amount, basis, and fair market value of all transferred property and relevant facts regarding any liabilities assumed or extinguished as part of such reorganization. Each U.S. Holder who owned immediately before the Reverse Stock Split at least five percent (by vote or value) of the total outstanding stock of InMed or who owned securities in InMed with a basis of $1,000,000 or more are required to attach a statement to their tax returns for the year in which the Reverse Stock Split is consummated that contains the information listed in Treasury Regulations Section 1.368-3(b). Such statement must include the holder’s tax basis in the U.S. Holder’s InMed Common Shares and the fair market value of such stock. Each U.S. Holder is urged to consult its tax advisor to comply with these rules.

Passive Foreign Investment Company Considerations

The U.S. federal income tax considerations of the Reverse Stock Split may be different if InMed were a passive foreign investment company (a “PFIC”) under Section 1297 of the Code for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of InMed Common Shares (as described below under “U.S. Federal Income Tax Considerations of the Nevada Redomestication—Passive Foreign Investment Company Considerations”), and such U.S. Holder did not make certain mitigation elections. Proposed Treasury Regulations under Section 1291(f) of the Code, if finalized in their current form, may require gain recognition to such U.S. Holder as a result of the Reverse Share Split unless an exception applies (such as if InMed is a PFIC for the year that includes the Reverse Stock Split). It is difficult to predict whether, in what form and with what effective date, applicable final Treasury Regulations may be adopted or how any such final Treasury Regulations would apply to the Reverse Share Split. U.S. Holders are urged to consult their tax advisors concerning the potential application of the PFIC rules to the Reverse Share Split.

Redomestication

Prior to the closing of the First Merger and following the Reverse Stock Split, InMed will redomesticate by continuation from a corporation organized under the laws of the Province of British Columbia, Canada (the “Canadian Corporation”) to a corporation organized under the laws of the State of Nevada (the “Nevada Corporation”), pursuant to which each outstanding common share, no par value, of the Canadian Corporation (the “InMed Common Shares”) will be automatically converted into one outstanding share of common stock, par value $0.0001 per share, of the Nevada Corporation (the “Nevada InMed Common Stock”), each outstanding preferred share of the Canadian Corporation will be automatically converted into one outstanding share of the corresponding series of the preferred stock of the Nevada Corporation, and each outstanding option or right to acquire shares of common stock of the Canadian Corporation will continue in existence in the form of and will automatically become an option or right to acquire an equal number of shares of common stock of the Nevada Corporation under the same terms and conditions. See “Proposal No. 3 — The Redomestication Proposal”. The term “InMed” when used in the accompanying proxy statement/prospectus shall mean the Canadian Corporation before the Redomestication and the Nevada Corporation following the Redomestication. The term “InMed Common Shares” when used in the accompanying proxy statement/prospectus shall mean the InMed Common Shares prior to the Redomestication and the Nevada InMed Common Stock following the Redomestication.

Completion and Effectiveness of the Merger

The Merger Agreement requires the parties to consummate the Merger as promptly as practicable (and in any event within two business days) after all of the conditions to the consummation of the Merger contained in the Merger Agreement are satisfied or waived, including the adoption of the Merger Agreement by Mentari stockholders and the approval by InMed shareholders of the issuance of InMed Common Shares and the other transactions proposed under the Merger Agreement, other than those conditions that by their nature are to be satisfied at the Closing. The Merger will become effective upon the filing of certificates of Merger with the Secretary of State of the State of Delaware or at such later time as is agreed by InMed and Mentari and specified in the certificates of Merger. Neither InMed nor Mentari can predict the exact timing of the consummation of the Merger.

Merger Consideration

At the First Effective Time, upon the terms and subject to the conditions set forth in the Merger Agreement, (i) each then-outstanding share of Mentari Common Stock and Mentari Series A Preferred Stock (including shares of Mentari Common Stock issued in the Mentari Pre-Closing Financing), excluding shares of Mentari capital stock to be cancelled pursuant to the Merger Agreement and any dissenting shares, will be converted into the right to receive a number of InMed Common Shares and/or, in the event that they would receive, pursuant to the Exchange Ratio, a number of InMed Common Shares, that (when aggregated with all securities then beneficially owned by such person and its affiliates (as calculated pursuant to Section 13(d) of the Exchange Act and Rule 13d-3 promulgated thereunder)) would be in excess of a set beneficial ownership limitation applicable to such holder, InMed Pre-Funded Warrants, equal to the Exchange Ratio (described in more detail below), and (ii) each then-outstanding share of Mentari Series Seed Preferred Stock, excluding any shares of Mentari Series Seed Preferred Stock to be cancelled pursuant to the Merger Agreement and any dissenting shares, will be converted into the right to receive a number of InMed Series A Preferred Shares equal to the Exchange Ratio divided by 1,000, in accordance with the terms of the Merger Agreement. No fractional InMed Common Shares will be issued in connection with the Merger, and no certificates or scrip for any such fractional shares will be issued. Any fractional InMed Common Shares resulting from the conversion of shares of Mentari capital stock (including shares of Mentari Common Stock issued in the Mentari Pre-Closing Financing) shall be issued as follows: (i) one InMed Common Share if the aggregate amount of fractional InMed Common Shares such holder of Mentari capital stock would otherwise be entitled to is equal to or exceeds 0.50; or (ii) no InMed Common Shares if the aggregate amount of fractional InMed Common Shares such holder of Mentari capital stock would otherwise be entitled to is less than 0.50, with no cash being paid for any fractional share eliminated by such rounding.

Exchange Ratio

The Exchange Ratio is calculated using a formula intended to allocate existing InMed and Mentari securityholders a percentage of the Combined Company. Based on InMed’s capitalization as of March 31, 2026 and Mentari’s capitalization as of May 11, 2026, the Exchange Ratio was estimated to be equal to approximately 2.0606 InMed Common Shares for each share of Mentari Common Stock. This estimate is subject to adjustment prior to the closing of the Merger for InMed’s Net Cash as of 11:59 p.m. on the business day prior to the anticipated closing date (the “Cash Determination Time”) (and as a result, InMed securityholders could own less, and Mentari securityholders (including, for this purpose, investors in the Mentari Pre-Closing Financing) could own more, or vice versa, of the Combined Company).

Based on the estimates set forth above, after giving effect to the Mentari Pre-Closing Financing, and certain other assumptions, immediately following the completion of the Merger, InMed securityholders would own approximately 1.51% of the capital stock of the Combined Company post-Merger on a fully-diluted basis, and Mentari securityholders, including shares of Mentari Common Stock and Mentari Pre-Funded Warrants purchased in the Mentari Pre-Closing Financing, would own approximately 98.49% of the capital stock of the Combined Company post-Merger on a fully-diluted basis. Under certain circumstances further described in the Merger Agreement, the ownership percentages may be adjusted up or down including, but not limited to, if InMed’s Net Cash as of Closing is less than or greater than ($3.4) million. InMed currently estimates that its net cash as of closing will be approximately $(3.6) million, and the currently estimated ownership percentages reflect this projection. There can be no assurance that any of these assumptions will be accurate at Closing when the final Exchange Ratio is determined. For more information on the Mentari Pre-Closing Financing, please see the section titled “Agreements Related to the Merger — Securities Purchase Agreement” beginning on page 213 of this proxy statement/prospectus.

The Exchange Ratio formula is the quotient obtained (rounded to four decimal places) by dividing the number of Mentari Merger Shares by the Mentari Outstanding Shares, in which:

•	“Aggregate Valuation” means the sum of (i) the Mentari Valuation and (ii) the InMed Valuation.

•

“Post-Closing InMed Shares” means the quotient determined by dividing (i) the InMed Outstanding Shares by (ii) the InMed Allocation Percentage. The estimated Exchange Ratio for purposes of the unaudited pro forma condensed combined financial information was derived on a fully-diluted basis as of March 31, 2026 for InMed and May 11, 2026 for Mentari, using a stipulated value of Mentari of $125.0 million (excluding the Mentari Pre-Closing Financing) and of InMed of $6.4 million. For more information, see “Unaudited Pro Forma Condensed Combined Financial Information.”

•	“InMed Allocation Percentage” means the quotient (expressed as a percentage and rounded to four decimal places) determined by dividing (i) the InMed Valuation by (ii) the Aggregate Valuation.

•

“InMed Outstanding Shares” means, without duplication, (including, without limitation, the effects of the Nasdaq Reverse Split, if completed, prior to the First Effective Time) the total number of InMed shares outstanding immediately prior to the First Effective Time expressed on a fully-diluted basis and as converted to InMed Common Shares basis and assuming, without limitation or duplication, (i) the issuance of InMed Common Shares in respect of all In-the-Money InMed Options, warrants or other rights or commitments to receive InMed Common Shares (or securities convertible or exercisable into InMed Common Shares, but excluding any InMed share capital issued as Merger Consideration), whether conditional or unconditional, that are outstanding as of immediately prior to the First Effective Time, and (ii) the settlement in InMed Common Shares outstanding as of immediately prior to the First Effective Time on a net settlement basis. Notwithstanding any of the foregoing, no Out-of-the-Money InMed Options shall be included in the total number of InMed Common Shares outstanding for purposes of determining the InMed Outstanding Shares.

•

“InMed Valuation” means (i) $6,600,000, minus (ii) the amount by which Net Cash is less than ($3,400,000), plus (iii) the amount by which InMed’s Net Cash exceeds ($3,400,000); provided that the InMed Valuation shall not exceed $10,000,000.

•	“Mentari Allocation Percentage” means the percentage (rounded to four decimal places) determined by subtracting the InMed Allocation Percentage from 100%.

•	“Mentari Equity Value” means $125,000,000 or such higher value ascribed to Mentari in the Mentari Pre-Closing Financing.

•	“Mentari Merger Shares” means the product determined by multiplying (i) the Post-Closing InMed Shares by (ii) the Mentari Allocation Percentage.

•

“Mentari Outstanding Shares” means, without duplication, the total number of shares of Mentari capital stock outstanding immediately prior to the First Effective Time (including any shares of Mentari Common Stock or Mentari Preferred Stock that are issued in, or issuable upon the exercise or conversion of securities issued in, the Mentari Pre-Closing Financing), expressed on a fully diluted and as-converted-to-Mentari Common Stock basis assuming, without limitation or duplication, the exercise of all Mentari Options, Mentari RSUs, Mentari Warrants or other rights or commitments to receive shares of Mentari Common Stock or Mentari Preferred Stock (or securities convertible or exercisable into shares of Mentari Common Stock or Mentari Preferred Stock, including the Convertible Notes), whether conditional or unconditional or vested or unvested, that are outstanding as of immediately prior to the First Effective Time; provided that “Mentari Outstanding Shares” shall exclude (i) any Mentari Options, Mentari RSUs, Mentari Warrants and any other equity awards issued under the Mentari 2025 Equity Incentive Plan (including any shares of Mentari Common Stock issuable upon the exercise of such Mentari Options, Mentari Pre-Funded Warrants or other equity awards) issued to directors, employees, consultants or other service providers following the date of the Merger Agreement but prior to the Closing and (ii) any shares of Mentari Common Stock underlying Convertible Notes that are to be contributed as consideration in the Mentari Pre-Closing Financing pursuant to the Subscription Agreement (to avoid double counting).

•

“Mentari Valuation” means (i) the Mentari Equity Value, plus (ii) the amount of proceeds actually received by the Mentari from the Mentari Pre-Closing Financing, (including the proceeds actually received from any Convertible Notes (and any interest, premiums and fees thereon) contributed as consideration in the Mentari Pre-Closing Financing).

Calculation of InMed’s Final Net Cash

Pursuant to the terms of the Merger Agreement, InMed’s “Net Cash” means, as of 11:59 p.m. Eastern Time on the last business day prior to the anticipated closing date, without duplication:

(a)

InMed’s unrestricted cash, cash equivalents and marketable securities determined, to the extent in accordance with GAAP, in a manner consistent with the manner in which such items were historically determined and in accordance with the financial statements (including any related notes) contained or incorporated by reference in InMed’s SEC filings or InMed’s balance sheet (including any proceeds actually received from any InMed Legacy Transaction); plus

(b)	Certain InMed prepaid expenses set forth in InMed’s disclosure letter, to the extent reasonably expected to provide benefit to InMed following the First Effective Time; minus

(c)

InMed’s unpaid consolidated short-term and long-term contractual obligations and liabilities accrued at the Closing Date, in each case determined in accordance with GAAP and, to the extent in accordance with GAAP, in a manner consistent with the manner in which such items were historically determined and in accordance with the financial statements (including any related notes) contained or incorporated by reference in the InMed’s SEC filings and its balance sheet; minus

(d)

The aggregate amount (without duplication) of all fees and expenses incurred by InMed prior to the First Effective Time in connection with the negotiation, execution and delivery of the Merger Agreement and the contemplated transactions or any InMed Legacy Transaction, including:

(i)

any fees and expenses of legal counsel, accountants, financial advisors, investment bankers, brokers, consultants, tax advisors, and other professional advisors of InMed in connection with the transactions contemplated by the Merger Agreement or any InMed Legacy Transaction;

(ii)	50% of the fees paid to the SEC in connection with filing this registration statement and any amendments and supplements thereto, with the SEC;

(iii)	50% of the fees and expenses incurred in connection with the printing, mailing and distribution of this proxy statement and any amendments and supplements thereto;

(iv)

50% of all filing fees (if any) required to be paid by the parties in connection with any notification and report forms required to be filed under the HSR Act or any notification or other document required to be filed in connection with the Merger under any applicable foreign law (including the Investment Canada Act (Canada)) relating to antitrust or competition matters;

(v)	50% of any Nasdaq fees related to the continued listing of InMed, the listing transactions contemplated by the Merger Agreement;

(vi)	any costs and fees associated with making the distribution of the CVRs;

(vii)

any bonus, retention payments, severance, change-in-control payments or similar payment obligations (including payments with “single-trigger” provisions triggered at and as of the consummation of the transactions contemplated hereby) that are due or payable to any director, officer, employee or consultant as a result of the consummation of the contemplated transactions or any InMed Legacy Transaction, together with any payroll taxes associated therewith (but excluding any taxes included in the accrued pre-closing tax amount);

(viii)	the costs associated with obtaining the “D&O tail policy” pursuant to Section 6.7 of the Merger Agreement; and

(ix)	all costs and expenses associated with the Pre-Closing Distribution, to the extent declared and unpaid as of the First Effective Time; minus

(e)	All remaining rent payments and fees and expenses associated with terminating the Parent Real Estate Leases; minus

(f)	Any accrued and unpaid taxes of InMed and its subsidiaries for tax periods (or portions thereof) ending on or before the closing date, in accordance with the terms of the Merger Agreement; minus

(g)

All costs and expenses relating to the winding down of the InMed legacy business, including any InMed Legacy Transaction, and further including any costs incurred by the Combined Company following the Closing; plus

(h)	$2,000,000; plus

(i)

$250,000 for each month, or portion thereof, after October 31, 2026 by which Closing is delayed (except where such delay is caused by InMed’s material breach of any of its covenants or obligations contained in the Merger Agreement), which amount shall (x) begin accruing on November 1, 2026, and (y) not exceed $750,000 or, in the event the End Date is extended in accordance with the Merger Agreement, $1,000,000;

provided, however, that: if any portion of the fees and expenses described in subclauses (ii), (iii), (iv), (v) and (vii) of clause (d) have been paid by InMed prior to the First Effective Time in an amount greater than InMed’s share of such fees and expenses described in subclauses (ii), (iii), (iv), (v) and (vii), then (x) such portion in excess of InMed’s share of such fees and expenses described in such subclauses shall not be deducted by reason of subclauses (ii), (iii), (iv), (v) and (vii) of clause (d), and (y) such portion in excess of InMed’s share of such fees and expenses shall be added to the calculation of Net Cash.

No later than five business days before the date of the InMed Shareholders Meeting set forth in the Proxy Statement, InMed will deliver to Mentari a Net Cash schedule setting forth, in reasonable detail, InMed’s good faith estimated calculation of its Net Cash as of 11:59 p.m. on the business day prior to the anticipated closing date, prepared and certified, via certificate in the form reasonably acceptable to Mentari, by InMed’s chief financial officer (or if there is no chief financial officer, the principal financial and accounting officer), as the case may be, and, if requested, the relevant work papers and back-up materials used or useful in preparing the Net Cash schedule. No later than three business days after delivery of such Net Cash schedule (the last day of such period referred to as the response date), Mentari will have the right to dispute any part of the Net Cash schedule by delivering a written notice to that effect to InMed (referred to herein as a “dispute notice”). Any dispute notice will identify, in reasonable detail and, to the extent known, the nature and amounts of any proposed revisions to InMed’s Net Cash calculation.

If Mentari disputes the Net Cash schedule, the parties shall attempt in good faith to resolve the disputed items and negotiate an agreed-upon determination of Net Cash. If the parties are unable to negotiate an agreed-upon determination of the disputed items or component thereof within three days after the delivery of the dispute notice, any remaining disagreements will be referred to an independent auditor of recognized national standing mutually agreed upon by InMed and Mentari. The determination of the amount of Net Cash made by such auditor shall be final and binding on InMed and Mentari.

InMed’s Net Cash balance is subject to numerous factors, some of which are outside of InMed’s control. The actual amount of Net Cash will depend significantly on the timing of the Closing. In addition, the Closing could be delayed if InMed and Mentari are not able to agree upon the amount of InMed’s Net Cash as of the Cash Determination Time.

Treatment of Mentari Options

Under the terms of the Merger Agreement, each Mentari Option that is outstanding and unexercised immediately prior to the First Effective Time, whether or not vested, will be assumed and converted into an option to purchase InMed Common Shares.

Accordingly, from and after the First Effective Time: (i) each outstanding Mentari Option assumed by InMed may be exercised solely for InMed Common Shares; (ii) the number of InMed Common Shares subject to each outstanding Mentari Option assumed by InMed will be determined by multiplying (A) the number of shares of Mentari Common Stock that were subject to such Mentari Option assumed by InMed, as in effect immediately prior to the First Effective Time, by (B) the Exchange Ratio, and rounding the resulting number down to the nearest whole number of InMed Common Shares; and (iii) the per share exercise price of each Mentari Option assumed by InMed will be determined by dividing (A) the per share exercise price of such Mentari Option, as in effect immediately prior to the First Effective Time, by (B) the Exchange Ratio, and rounding the resulting exercise price up to the nearest whole cent. Each Mentari Option assumed by InMed will otherwise continue in full force and effect and the term, exercisability, vesting schedule, acceleration rights and other terms and conditions of such Mentari Option will otherwise remain unchanged.

To the extent provided under the terms of a Mentari Option assumed by InMed in accordance with the terms of the Merger Agreement, such Mentari Option shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to shares of Mentari Common Stock subsequent to the First Effective Time. Following the completion of the

Merger, the Combined Company board of directors or a committee thereof will succeed to the authority and responsibility of the Mentari Board or any committee thereof with respect to each Mentari Option assumed by InMed in accordance with the terms of the Merger Agreement.

Mentari Restricted Stock Units

Under the terms of the Merger Agreement, InMed will assume Mentari’s 2025 Equity Incentive Plan and each Mentari RSU that is outstanding immediately prior to the First Effective Time, whether or not vested, will be assumed and converted into an InMed RSU.

Accordingly, from and after the First Effective Time: (i) each outstanding Mentari RSU assumed by InMed may be settled solely for InMed Common Shares; and (ii) the number of InMed Common Shares subject to each outstanding Mentari RSU assumed by InMed will be determined by multiplying (A) the number of shares of Mentari Common Stock that were subject to such Mentari RSU assumed by InMed, as in effect immediately prior to the First Effective Time, by (B) the Exchange Ratio, and rounding the resulting number down to the nearest whole number of InMed Common Shares. Each Mentari RSU assumed by InMed will otherwise continue in full force and effect and the term, settlement, vesting schedule, acceleration rights and other terms and conditions of such Mentari RSU will otherwise remain unchanged.

Each Mentari RSU shall, in accordance with its terms, continue to be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to InMed Common Shares subsequent to the First Effective Time.

Treatment of Mentari Warrants

Under the terms of the Merger Agreement, each Mentari Warrant that is outstanding and unexercised immediately prior to the First Effective Time, whether or not vested, will be converted into an InMed Warrant.

Accordingly, from and after the First Effective Time: (i) each outstanding Mentari Warrant assumed by InMed may be exercised solely for InMed Common Shares; (ii) the number of InMed Common Shares subject to each outstanding Mentari Warrant assumed by InMed will be determined by multiplying (A) the number of shares of Mentari Common Stock issuable upon exercise of the Mentari Warrant that were subject to such Mentari Warrant, as in effect immediately prior to the First Effective Time, by (B) the Exchange Ratio, and rounded up to the next whole InMed Common Share to the extent the aggregate amount of fractional InMed Common Shares such holder would otherwise be entitled to is equal to or exceeds 0.50; and (iii) the per share exercise price for the InMed Common Shares issuable upon exercise of each Mentari Warrant assumed by InMed will be determined by dividing (A) the per share exercise price of Mentari Common Stock subject to such Mentari Warrant as in effect immediately prior to the First Effective Time, by (B) the Exchange Ratio, and rounding the resulting exercise price up to the nearest whole cent. Each Mentari Warrant assumed by InMed will otherwise continue in full force and effect and the term, any restriction on the exercise and other provisions of such Mentari Warrant will otherwise remain unchanged. To the extent provided under the terms of a Mentari Warrant assumed by InMed in accordance with the terms of the Merger Agreement, such Mentari Warrant shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to InMed Common Shares subsequent to the First Effective Time. In addition, the InMed Board or a committee thereof will succeed to the authority and responsibility of the Mentari Board or any committee thereof with respect to each Mentari Warrant assumed by InMed in accordance with the terms of the Merger Agreement.

InMed Common Shares and InMed Options

Except as contemplated by the Reverse Stock Split expected to occur prior to the consummation of the Merger, InMed Common Shares will remain unaffected by the Merger.

Under the terms of the Merger Agreement, prior to the closing of the Merger, the InMed Board will accelerate the vesting of all equity awards of InMed then outstanding but not then vested or exercisable, and cancel each InMed option that is not an In-the-Money InMed Option. At the closing of the First Merger, (i) each In-the-Money InMed Option will be surrendered by the holder thereof to InMed for cancellation, and the holder thereof will be entitled to receive a number of InMed Common Shares equal to the number of InMed Common Shares underlying such option and (ii) each other option to acquire InMed Common Shares will be cancelled for no consideration.

Procedures for Exchanging Mentari Stock Certificates

On or prior to the closing date, InMed and Mentari will select an exchange agent (the “Exchange Agent”) and, at the First Effective Time (as defined herein), InMed will deposit with the Exchange Agent evidence of book-entry shares representing the InMed Common Shares issuable pursuant to the terms of the Merger Agreement in exchange for shares of Mentari Common Stock and Mentari Series A Preferred Stock (including shares of Mentari Common Stock issued in the Mentari Pre-Closing Financing) (excluding shares to be cancelled pursuant to the Merger Agreement and excluding dissenting shares) and the InMed Series A Preferred Shares issuable pursuant to the terms of the Merger Agreement in exchange for shares of Mentari Series Seed Preferred Stock calculated in accordance with the Merger Agreement.

Promptly after the First Effective Time, the Exchange Agent will mail to each record holder of Mentari Common Stock and Mentari Series A Preferred Stock (including shares of Mentari Common Stock issued in the Mentari Pre-Closing Financing) (excluding shares to be cancelled pursuant to the Merger Agreement and excluding dissenting shares) and each record holder of Mentari Series Seed Preferred Stock who will receive InMed Series A Preferred Shares issuable in exchange for such Mentari Series Seed Preferred Stock pursuant to the terms, and calculated in accordance with, the Merger Agreement (i) a letter of transmittal and (ii) instructions for surrendering the record holder’s stock certificates in exchange for the merger consideration. Upon delivery to the Exchange Agent of a duly executed letter of transmittal in accordance with the Exchange Agent’s instructions and the declaration for tax withholding purposes, the surrender of the record holder’s stock certificates, if applicable, and delivery to the Exchange Agent of such other documents as may be reasonably required by the Exchange Agent or InMed, the record holder of such stock certificates or book-entry shares, as applicable, will be entitled to receive in exchange therefor book-entry shares representing the number of whole InMed Common Shares or InMed Series A Preferred Shares issuable to such holder pursuant to the Merger Agreement. The surrendered certificates representing shares of Mentari Common Stock, Mentari Series Seed Preferred Stock, or Mentari Series A Preferred Stock will be cancelled.

After the First Effective Time, each certificate representing Mentari Common Stock, Mentari Series Seed Preferred Stock, or Mentari Series A Preferred Stock that has not been surrendered will represent only the right to receive InMed Common Shares or InMed Series A Preferred Shares, as applicable, issuable pursuant to the Merger Agreement to which the holder of any such certificate is entitled.

HOLDERS OF MENTARI COMMON STOCK, MENTARI SERIES SEED PREFERRED STOCK, OR MENTARI SERIES A PREFERRED STOCK SHOULD NOT SEND IN THEIR MENTARI STOCK CERTIFICATES UNTIL THEY RECEIVE A LETTER OF TRANSMITTAL FROM THE EXCHANGE AGENT WITH INSTRUCTIONS FOR THE SURRENDER OF MENTARI STOCK CERTIFICATES.

Directors of InMed Following the Merger

Pursuant to the Merger Agreement, each of the directors and officers of InMed will resign effective as of the First Effective Time and the InMed Board will thereafter consist of a total of three new directors designated by

Mentari. Mentari has designated Julianne Bruno, Michelle Pernice, and Laura Sandler to serve as members of the InMed Board.

Amendment of the InMed Articles

InMed agreed to (A) create the InMed Series A Preferred Shares and file the requisite notice of alteration with the British Columbia Registrar of Companies in respect thereof and InMed Articles to include the special rights or restrictions attached to the InMed Series A Preferred Shares, (B) adopt a resolution of the InMed Board in accordance with InMed’s organizational documents to (I) effect the Reverse Split, (II) change the name of Parent to “Mentari Therapeutics, Inc.”, (III) appoint new directors of InMed as designed by Mentari, and (IV) make such other changes as are mutually agreeable to InMed and Mentari, (C) file a notice of alteration with the British Columbia Registrar of Companies to change the name of InMed to “Mentari Therapeutics, Inc.,” and (D) take all necessary steps (as may be requested by Mentari) to complete the continuation of InMed from the Province of British Columbia to the State of Nevada as specified in the Redomestication Proposal (collectively, the “InMed Articles Amendment”).

Representations and Warranties

The Merger Agreement contains customary representations and warranties of InMed, First Merger Sub and Second Merger Sub, on one hand, and Mentari, on the other hand, for a transaction of this type relating to, among other things:

•	corporate organization and power, subsidiaries and similar corporate matters;

•	organizational documents;

•	authority to enter into the Merger Agreement and the related agreements;

•	votes required for completion of the Merger and approval of the proposals that will come before the InMed Shareholders Meeting and that will be the subject of the Mentari stockholder approval;

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except as otherwise specifically disclosed in the Merger Agreement, the fact that the consummation of the Merger would not contravene the organizational documents, certain laws, governmental authorizations or certain contracts of the parties; result in any encumbrances on the parties’ assets or require the consent of any third party;

•	capitalization;

•	financial statements and, with respect to InMed, documents filed with the SEC and the accuracy of information contained in those documents;

•	material changes or events;

•	liabilities;

•	title to assets;

•	real property and leaseholds;

•	intellectual property;

•	material contracts, including the validity of material contracts to which the parties or their subsidiaries are a party and any default of such contracts;

•	regulatory compliance, permits and restrictions;

•	legal proceedings and orders;

•	tax matters;

•	employee and labor matters and benefit plans;

•	environmental matters;

•	insurance;

•	fees owed to financial advisors and similar fees;

•	certain transactions or relationships with affiliates;

•	privacy and data security;

•	trade control laws;

•	with respect to Mentari, ownership of InMed share capital; and

•	with respect to InMed, the valid issuance in the Merger of InMed Common Shares.

The representations and warranties are, in many respects, qualified by materiality and knowledge, and will not survive the Merger. The accuracy of the representations and warranties of each of InMed and Mentari form the basis of certain of the conditions to the obligations of InMed and Mentari to complete the Merger, subject to materiality thresholds.

Covenants; Conduct of Business Pending the Merger

InMed has agreed that, except as contemplated or permitted by the Merger Agreement, as required by law, or unless Mentari has provided written consent, during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the First Effective Time and the termination of the Merger Agreement, InMed will, and will cause its subsidiaries to, use commercially reasonable efforts to conduct their business and operations in the ordinary course consistent with past practices and in material compliance with all applicable laws, regulations and certain material contracts and continue to pay material outstanding accounts payable and other material current liabilities (including payroll) when due and payable. InMed has also agreed that, subject to certain limited exceptions and except as contemplated or permitted by the Merger Agreement, as required by law, or unless Mentari has provided written consent, during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the First Effective Time and the termination of the Merger Agreement, it will not, and will not cause or permit any of its subsidiaries to:

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declare, accrue, set aside or pay any dividend or make any other distribution (other than the Pre-Closing Distribution or the InMed Legacy Transaction Distribution, in each case if any), in each case, out of the ordinary course of business, in respect of any shares of its share capital or repurchase, redeem or otherwise reacquire any shares of its share capital or other securities, (except for InMed Common Shares from terminated employees, directors or consultants of InMed or in connection with the payment of the exercise price or withholding taxes incurred upon the exercise, settlement or vesting of any award or purchase rights granted under any InMed equity incentive plan in accordance with the terms of such award in effect on the date of the Merger Agreement); provided that any ordinary course dividend or other distribution declared by InMed during the Pre-Closing Period shall reduce InMed’s Net Cash dollar-for-dollar;

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except as required to give effect to anything in contemplation of the Closing, amend any of its organization documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except as related to the transactions contemplated in the Merger Agreement;

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sell, issue, grant, pledge or otherwise dispose of or encumber or authorize the issuance of any share capital or other security (except for InMed Common Shares issued upon the valid exercise of outstanding InMed Options), any option, warrant or right to acquire any share capital or any other security or any instrument convertible into or exchangeable for any share capital or other security;

•	form any subsidiary or acquire any equity interest or other interest in any other entity or enter into any joint venture with any other entity;

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lend money to any person or entity; incur or guarantee any indebtedness for borrowed money; guarantee any debt securities of others; or, make any capital expenditure or commitment in excess of 100,000;

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adopt, establish or enter into certain agreements, plans or arrangements relating to employment or benefits matters; cause or permit any such agreement, plan or arrangement to be amended other than as required by law or in order to make amendments for purposes of Section 409A of the Code; pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its employees, directors or consultants; increase the severance or change of control benefits offered to any current or new employees, directors or consultants; or hire or terminate any officer, employee or consultant; or negotiate or enter into any collective agreement with any labour organization;

•	acquire any material asset or sell, lease, license or otherwise irrevocably dispose of any of its assets or properties, or grant any encumbrance with respect to such assets or properties;

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sell, assign, transfer, license, sublicense or otherwise dispose of any intellectual property of InMed (other than pursuant to non-exclusive licenses in the ordinary course of business or pursuant to the consummation of any InMed Legacy Transaction);

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make, change or revoke any material tax election; file any amended income or other material tax return; or adopt or change any material accounting method in respect of taxes; enter into any material tax closing agreement or settle any material tax claim or assessment; consent to any extension or waiver of the limitation period applicable to or relating to any material tax claim or assessment; or surrender any material claim for refund;

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waive, settle or compromise any pending or threatened legal proceeding against InMed or any of its subsidiaries, other than waivers, settlements or agreements for an amount not in excess of $100,000 in the aggregate (excluding amounts to be paid under existing insurance policies or renewals thereof) and that do not impose any material restrictions on the operations or businesses of InMed or its subsidiaries, taken as a whole, or any equitable relief on, or the admission of wrongdoing by InMed or any of its subsidiaries;

•	forgive any loans to any person, including its employees, officers, directors or affiliate;

•	terminate or modify in any material respect, or fail to exercise renewal rights to, any material insurance policy;

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other than in respect of the Parent Legacy Business in connection with any InMed Legacy Transaction, (A) materially change pricing or royalties or other payments set or charged by InMed or any of subsidiaries to its customers or licensees; or (B) agree to materially change pricing or royalties or other payments set or charged by persons who have licensed intellectual property to InMed or any of subsidiaries;

•	delay or fail to repay when due any material obligation, including accounts payable and accrued expenses;

•	enter into, amend in a manner adverse to InMed or terminate any InMed material contract outside of the ordinary course of business; or

•	agree, resolve or commit to do any of the foregoing.

The Merger Agreement does not give Mentari the right, directly or indirectly, to control or direct the operations of InMed prior to the First Effective Time. Prior to the First Effective Time, InMed shall exercise, consistent with the terms and conditions of the Merger Agreement, complete unilateral control and supervision over its business operations.

Notwithstanding the foregoing restrictions, InMed is expressly permitted to engage in an InMed Legacy Transaction and is expressly permitted to declare and pay the Pre-Closing Distribution.

Mentari has agreed that, except as contemplated or permitted by the Merger Agreement or the Securities Purchase Agreement, as required by law, or unless InMed shall have provided its written consent, during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the First Effective Time and the termination of the Merger Agreement, Mentari will use commercially reasonable efforts to conduct its business and operations in the ordinary course consistent with past practices and in material compliance with all applicable laws, regulations and certain contracts. Mentari has also agreed that, subject to certain limited exceptions without the consent of InMed, during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the First Effective Time and the termination of the Merger Agreement, it will not:

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declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock; or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (except for shares of Mentari Common Stock from terminated employees, directors or consultants of Mentari);

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except as required to give effect to anything in contemplation of the Closing, amend any of its organizational documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except as related to the transactions contemplated in the Merger Agreement;

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other than in ordinary course of business, sell, issue, grant, or authorize any of the foregoing actions with respect to the shares of Mentari capital stock outstanding as of the date of the Merger Agreement: any capital stock or other security of Mentari (except for shares of outstanding Mentari Common Stock issued upon the valid exercise or settlement of Mentari Options); any option, warrant or right to acquire any capital stock or any other security; or any instrument convertible into or exchangeable for any capital stock or other security of Mentari;

•	other than in ordinary course of business, acquire any equity interest or other interest in any other entity or enter into a joint venture with any other entity;

•	lend money to any person or entity; incur or guarantee any indebtedness for borrowed money; or guarantee any debt securities of others;

•	sell, lease, license or otherwise irrevocably dispose of any of its assets or properties, or grant any lien with respect to such assets or properties, except in ordinary course of business;

•	sell, assign, transfer, license, sublicense or otherwise dispose of any material intellectual property of Mentari, other than in the ordinary course of business;

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waive, settle or compromise any pending or threatened legal proceeding against Mentari, other than waivers, settlements or agreements (A) for an amount not in excess of $100,000 in the aggregate (excluding amounts to be paid under existing insurance policies or renewals thereof) and (B) that do not impose any material restrictions on the operations or businesses of Mentari or any equitable relief on, or the admission of wrongdoing by Mentari;

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other than in the ordinary course of business: (A) make, change or revoke any material tax election; (B) file any amended income or other material tax return; (C) adopt or change any material accounting method in respect of taxes; (D) enter into any material tax closing agreement, settle any material tax claim or assessment; (E) consent to any extension or waiver of the limitation period applicable to or relating to any material tax claim or assessment; or (F) surrender any material claim for refund;

•	enter into, amend in a manner adverse to Mentari or terminate any Mentari material contract, outside of the ordinary course of business; or

•	agree, resolve or commit to do any of the foregoing.

Non-Solicitation

Each of InMed and Mentari has agreed that, except as described below, InMed and Mentari and any of their respective subsidiaries will not, nor will either party or any of its subsidiaries authorize any of the directors, officers, employees, investment bankers, financial advisors, attorneys, accountants or other advisors, agents or representatives retained by it or any of its subsidiaries to, directly or indirectly:

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solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of, any Acquisition Proposal (as defined below) or Acquisition Inquiry (as defined below) or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry;

•	furnish any non-public information with respect to it to any person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry;

•	engage in discussions or negotiations with any person with respect to any Acquisition Proposal or Acquisition Inquiry;

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approve, endorse or recommend any Acquisition Proposal, subject to the terms of the Merger Agreement; execute or enter into any letter of intent or any contract contemplating or otherwise relating to an Acquisition Transaction; or

•	publicly propose to do any of the foregoing.

An “Acquisition Inquiry” means, with respect to a Party, an inquiry, indication of interest or request for non-public information (other than an inquiry, indication of interest or request for information made or submitted by Mentari, on the one hand, or InMed, on the other hand, to the other Party) that could reasonably be expected to lead to an Acquisition Proposal.

An “Acquisition Proposal” means, with respect to a Party, any offer or proposal, whether written or oral (other than an offer or proposal made or submitted by or on behalf of Mentari or any of its Affiliates, on the one hand, or by or on behalf of InMed or any of its Affiliates, on the other hand, to the other Party) contemplating or otherwise relating to any Acquisition Transaction with such Party.

An “Acquisition Transaction” means any transaction or series of related transactions (other than any InMed Legacy Transaction, the issuance of any Convertible Notes, or the Mentari Pre-Closing Financing) involving:

(a)

any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of a Party or any of its Subsidiaries or (ii) in which a Party or any of its Subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of such Party or any of its Subsidiaries, or issues securities convertible into more than 20% of the outstanding securities of any class of voting securities of such Party or any of its Subsidiaries; or

(b)

any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated book value or the fair market value of the assets of a Party and its Subsidiaries, taken as a whole.

Notwithstanding the foregoing, before obtaining the applicable approvals of InMed shareholders or Mentari stockholders required to consummate the Merger, each party may furnish non-public information regarding such party and its subsidiaries to, and may enter into discussions or negotiations with, any third party in response to a bona fide written Acquisition Proposal, which such party’s board of directors determines in good faith, after consultation with such party’s financial advisors and outside legal counsel, constitutes or is reasonably likely to result in a Superior Offer (and is not withdrawn), if:

•	such Acquisition Proposal was not obtained or made as a direct or indirect result of a breach of the Merger Agreement;

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such party’s board of directors concludes in good faith, based on the advice of outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the fiduciary duties of such board of directors under applicable law;

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at least two business days prior to furnishing any non-public information or entering into discussions with a third party, such party gives the other party written notice of the identity of the third party and of that party’s intention to furnish non-public information to, or enter into discussions with, such third party;

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such party receives from the third party an executed confidentiality agreement containing provisions at least as favorable to such party as those contained in the confidentiality agreement between InMed and Mentari; and

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at least two business days prior to furnishing any non-public information to a third party, such party furnishes the same non-public information to the other party to the extent not previously furnished.

A “Superior Offer” means an unsolicited bona fide written Acquisition Proposal (with all references to 20% in the definition of Acquisition Transaction being treated as references to 50% for these purposes) that: (a) was not obtained or made as a direct or indirect result of a breach of this Agreement, (b) is on terms and conditions that the InMed Board or Mentari Board, as applicable, determines in good faith, based on such matters that it deems relevant (including the likelihood of consummation thereof and the financing terms thereof), as well as any written offer by the other party to amend the terms of the Merger Agreement, and following consultation with its outside legal counsel and financial advisors, if any, are more favorable, from a financial point of view, to InMed’s shareholders or Mentari’s stockholders, as applicable, than the terms of the Merger, (c) is not subject to any financing conditions (and if financing is required, such financing is then fully committed to the third party) and (d) is reasonably capable of being completed on the terms proposed.

The Merger Agreement also provides that each party will promptly (and in no event later than one business day after such party receives any such Acquisition Proposal or Acquisition Inquiry) advise the other party of the status and terms of, and keep the other party reasonably informed with respect to, any Acquisition Proposal or Acquisition Inquiry and any material modification or material proposed modification thereto.

Board Recommendation Change

Under the Merger Agreement, subject to certain exceptions described below, both Mentari and InMed agreed that their respective board of directors may not withhold, amend, withdraw or modify (or publicly propose to withhold, amend, withdraw or modify) the recommendation of such party’s board of directors in a manner adverse to the other party except for in limited circumstances described below.

At any time prior to the approval of the Merger by each party’s respective stockholders, if (i) such party has received a bona fide written Acquisition Proposal that the such party’s board of directors determines, following consultation with its outside legal counsel and financial advisor, to be a Superior Offer, or (ii) a material development or change in circumstances (other than any such event, development or change to the extent related to (A) any Acquisition Proposal, Acquisition Inquiry, Acquisition Transaction or the consequences thereof, or (B) the fact, in and of itself, that such party meets or exceeds internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations or (C), solely with respect to InMed, an InMed Legacy Transaction) that affects the business, assets or operations of such party and occurs or arises after the date the Merger Agreement was executed (each, an “Intervening Event”), such party’s board of directors may amend, withdraw, or modify its recommendation in a manner adverse to the other party.

In the case of a change of its recommendation due to a Superior Offer, such party’s board of directors must first:

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determine in good faith, based on the advice of its outside legal counsel, that the failure to make a change in its recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable law; and

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negotiate with the other party in good faith to make such adjustments to the terms and conditions of the Merger Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer, during the required four business day notice period and provide the other party with certain information regarding such Superior Offer.

If the other party delivers a written offer to alter the terms or conditions of the Merger Agreement during the required four business day notice period, the party considering a change in the recommendation of its board of directors must redetermine in good faith, based on the advice of its outside legal counsel, that the failure to make a change in its recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable law (after taking into account such alterations of the terms and conditions of the Merger Agreement).

In the case of a change of its recommendation due to an Intervening Event, such party’s board of directors must first promptly notify the other party, in writing, at least four business days before making a change in its recommendation, stating the material facts and circumstances related to the applicable material development or change in circumstance and that such party’s board of directors intends to make a change in its recommendation.

Special Meeting of InMed’s Shareholders and Written Consent of Mentari’s Stockholders

InMed is obligated under the Merger Agreement to take all action necessary under applicable law to call, give notice of and hold a meeting of the holders of InMed Common Shares for the purpose of considering and voting to approve the Merger Agreement and the transactions contemplated thereby (including the Merger) and amendments to the InMed Articles as further described herein (the “Required InMed Shareholder Vote”). The InMed Shareholders Meeting will be held as promptly as practicable after this registration statement on Form S-4 is declared effective under the Securities Act, and in any event no later than 45 days after the effective date of this registration statement on Form S-4.

Promptly after this registration statement on Form S-4 has been declared effective, and no later than two business days thereafter, Mentari is required to obtain the approval by written consent from the holders of a majority of the outstanding shares of Mentari capital stock, voting together as a single class on an as-converted basis, and the holders of a majority of the outstanding shares of Mentari Preferred Stock, voting as a separate class, to (x) adopt and approve the Merger Agreement and the Merger or the transactions contemplated thereby (including the Merger), (y) acknowledge that the approval given thereby is irrevocable and that such stockholders are aware of their rights to demand appraisal for their shares pursuant to Section 262 of the DGCL, and that such stockholder has received and read a copy of Section 262 of the DGCL and (z) acknowledge that by their approval of the Merger, they are not entitled to appraisal rights with respect to their shares in connection with the Merger and thereby waive any rights to receive payment of the fair value of their capital stock under the DGCL (the “Required Mentari Stockholder Vote”). Reasonably promptly following receipt of such consents, Mentari will prepare, and cause to be mailed to its stockholders who did not execute such consents, a notice in accordance with the DGCL.

Regulatory Approvals

Each party agreed to use commercially reasonable efforts to file or otherwise submit, as soon as practicable after the date of the Merger Agreement, all applications, notices, reports and other documents reasonably required to be filed by such party with or otherwise submitted by such party to any governmental authority with respect to the transactions contemplated by the Merger Agreement, and to submit promptly any additional information requested by any such governmental authority.

Indemnification and Insurance for Directors and Officers

Under the Merger Agreement, from the First Effective Time through the sixth anniversary of the date on which the First Effective Time occurs, InMed and the surviving entity in the Merger agreed to indemnify and hold harmless each person who is now, or has been at any time prior to the date of the Merger Agreement, or who becomes prior to the First Effective Time, a director or officer of InMed or Mentari, respectively, against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the indemnified officer or director is or was a director or officer of InMed or of Mentari, whether asserted or claimed prior to, at or after the First Effective Time, in each case, to the fullest extent permitted under the DGCL. From and after the First Effective Time, InMed and the surviving corporation in the Merger will also fulfill InMed’s and Mentari’s indemnity obligations, respectively, to each person who is, has been, or who becomes prior to the First Effective Time, a director or officer of InMed or Mentari.

The certificate of formation and limited liability company agreement of the surviving entity will contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers as those presently set forth in the InMed Articles.

From and after the First Effective Time, InMed will maintain director and officers’ liability insurance policies, with an effective date as of the Closing Date, on commercially available terms and conditions and with coverage limits customary for U.S. public companies similarly situated to InMed. In addition, InMed will secure and purchase a six year “tail policy” on InMed’s existing directors’ and officers’ liability insurance policy with an effective date as of the date of the closing of the First Merger.

Pre-Closing Distribution

InMed may, prior to the First Effective Time, declare and pay a dividend or return of capital (or a combination thereof) on the InMed Common Shares outstanding (excluding, for the avoidance of doubt, any InMed Common Shares issuable pursuant to the Merger) up to an amount by which InMed’s Net Cash will exceed ($3,400,000) (a “Pre-Closing Distribution”). InMed does not expect to pay a Pre-Closing Distribution.

InMed Legacy Transaction

InMed may, prior to the First Effective Time, (A) engage in the sale, license, transfer, disposition, divestiture or other monetization transaction (i.e., a royalty transaction), (B) winding down, and/or (C) dividend or other distribution, in each case, of the business of InMed as conducted at any time prior to the date of the Merger Agreement (i.e. the InMed Legacy Business) (including, without limitation, terminating its real estate leases and other contracts) (each, an “InMed Legacy Transaction”) and, in connection with any InMed Legacy Transaction, (1) establish one or more subsidiaries to hold assets of the InMed Legacy Business, (2) transfer to any such subsidiary any or all of the assets of the InMed Legacy Business and the liabilities and obligations related thereto, and (3) take such other steps that are reasonably necessary to prepare for an InMed Legacy Transaction.

To the extent any InMed Legacy Transaction consists of a dividend or other distribution on the InMed Common Shares and InMed Preferred Shares outstanding prior to the First Effective Time, then ninety percent (90%) of the assets of the InMed Legacy Business available for distribution (such assets available for distribution subject to the consent of Mentari, not to be unreasonably withheld, conditioned or delayed) may be so distributed (such dividend or other distribution, the “InMed Legacy Transaction Distribution”), in which case such assets shall be deposited with InMed’s transfer agent for further distribution to the holders of the InMed Common Shares and to the holders of the InMed Preferred Shares, in each case, outstanding as of the record date of the InMed Legacy Transaction Distribution.

Additional Agreements

Each of InMed and Mentari has agreed to use its reasonable best efforts to cause to be taken all actions necessary to consummate the Merger and the other transactions contemplated by the Merger Agreement. In connection therewith, each party has agreed to:

•	make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such party in connection with the transactions contemplated by the Merger Agreement;

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use commercially reasonable efforts to obtain each consent (if any) reasonably required to be obtained (pursuant to any applicable law or contract, or otherwise) in connection with the Merger and the other transactions contemplated by the Merger Agreement or for such contract to remain in full force and effect;

•	use commercially reasonable efforts to lift any injunction prohibiting, or any other legal bar to, the transactions contemplated by the Merger Agreement; and

•	use commercially reasonable efforts to satisfy the conditions precedent to the consummation of the Merger Agreement.

Pursuant to the Merger Agreement, InMed and Mentari have further agreed that:

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InMed will use its commercially reasonable efforts to maintain its listing on Nasdaq and cause the InMed Common Shares being issued in the Merger to be approved for listing on Nasdaq at or prior to the First Effective Time; and

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InMed will keep Mentari reasonably informed regarding any shareholder litigation against InMed or any of its directors relating to the Merger Agreement or the transactions contemplated thereby. InMed will (i) give Mentari the opportunity to participate in the defense, settlement or prosecution of any such litigation (ii) consult with Mentari with respect to the defense, settlement and prosecution of any such litigation and (iii) consider in good faith Mentari’s advice with respect to such litigation.

Conditions to the Completion of the Merger

Each party’s obligation to complete the Merger is subject to the satisfaction or, to the extent permitted by applicable law, the written waiver by each of the parties, at or prior to the Closing, of various conditions, which include the following:

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any applicable waiting periods (or any extensions thereof) under the U.S. Hart Scott-Rodino Antitrust Improvements Act of 1976, as amended, the Competition Act (Canada), the Investment Canada Act (Canada) and any applicable foreign law relating to antitrust or competition matters shall have expired or otherwise been terminated;

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there must not have been issued, and remain in effect, any order preventing the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement by any governmental authority of competent jurisdiction, and there must not be any law, statute, ordinance, rule, code, regulation, order, judgment, injunction, decree or other legally enforceable requirement in effect which has the effect of making the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement illegal;

•	Mentari shall have obtained the Required Mentari Stockholder Vote;

•	InMed shall have obtained the Required InMed Shareholder Vote;

•	the initial listing application for InMed Common Shares on Nasdaq shall have been approved by Nasdaq;

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the registration statement on Form S-4, of which this proxy statement/prospectus is a part, must have been declared effective by the SEC in accordance with the Securities Act and must not be subject to any stop order or any proceeding seeking a stop order that has not been withdrawn;

•	InMed must have filed the InMed Articles Amendment in accordance with applicable law, containing at least such amendments as are necessary to consummate the Merger; and

•

with respect to Mentari’s obligation to complete the Merger, InMed must have received authorization from the British Columbia Registrar of Companies to continue InMed out of the Province of British Columbia to the State of Nevada.

In addition, each party’s obligation to complete the Merger is further subject to the satisfaction or waiver by that party of the following additional conditions:

•	the other party’s representations and warranties being true and correct as of the Closing Date, subject to applicable materiality qualifiers;

•

the other party to the Merger Agreement must have performed or complied with in all material respects all of such party’s agreements and covenants required to be performed or complied with by it under the Merger Agreement at or prior to the First Effective Time;

•	the lack of a material adverse effect that is continuing with respect to the other party;

•	the other party having delivered certain certificates and other documents required under the Merger Agreement for the Closing;

•	with respect to InMed’s obligation to complete the Merger, the lock-up agreements executed by certain securityholders of Mentari continuing to be in full force and effect;

•

with respect to InMed’s obligation to complete the Merger, the Securities Purchase Agreement being in full force and effect and proceeds of not less than $150,000,000 having been received by Mentari or will be received by Mentari substantially concurrently with the Closing;

•	with respect to Mentari’s obligation to complete the Merger, certain InMed agreements have been terminated;

•

with respect to Mentari’s obligation to complete the Merger, as the case may be, the Pre-Closing Distribution or the InMed Legacy Transaction Distribution, then such Pre-Closing Distribution or InMed Legacy Transaction Distribution shall have been deposited by InMed with InMed’s transfer agent for further distribution to the holders of the InMed Common Shares outstanding as of the record date of such Pre-Closing Distribution or InMed Legacy Transaction Distribution; and

•

with respect to Mentari’s obligation to complete the Merger, InMed shall deliver evidence satisfactory to Mentari that the InMed Series A Preferred Shares have been validly created in accordance with applicable law.

Termination and Termination Fee

Termination of the Merger Agreement

The Merger Agreement may be terminated at any time before the First Effective Time, whether before or after the required stockholder approvals to complete the Merger have been obtained, as set forth below:

(a)	by mutual written consent of InMed and Mentari;

(b)

by either InMed or Mentari, if the Merger has not been consummated by December 31, 2026 (the “End Date”) (subject to possible extension as provided in the Merger Agreement); provided, however, that this right to terminate the Merger Agreement will not be available to any party whose action or failure to act has been a principal cause of the failure of the Merger to occur on or before the End Date and such action or failure to act constitutes a breach of the Merger Agreement; provided, further, that if (i) the SEC has not declared this registration statement on Form S-4 effective, or (ii) the waiting periods (and extensions thereof) applicable to the Merger under the HSR Act, the Competition Act or the Investment Canada Act (Canada) have not expired or otherwise been terminated, by the date that is 30 days prior to the End Date, then either party may extend the End Date for an additional 30 days by notice to the other party;

(c)

by either InMed or Mentari, if a court of competent jurisdiction or governmental entity has issued a final and non-appealable order, or has taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger or any of the transactions contemplated by the Merger Agreement;

(d)

by InMed, if the Mentari Required Stockholder Vote has not been obtained within two business days of the registration statement on Form S-4, of which this proxy statement/prospectus is a part, becoming effective; provided further, however, that this right to terminate the Merger Agreement will not be available to InMed once Mentari obtains such stockholder approval;

(e)

by either InMed or Mentari, if the InMed Shareholders Meeting has been held and completed and InMed shareholders have taken a final vote on the Merger Proposals set forth herein to be considered at the InMed Shareholders Meeting, and the Merger Proposals have not been approved by InMed shareholders; provided that this right to terminate the Merger Agreement will not be available to InMed where InMed’s action or failure to act has been a principal cause of the failure to obtain the InMed shareholder approval at the InMed Shareholders Meeting and such action or failure to act constitutes a breach of the Merger Agreement;

(f)

by Mentari, at any time prior to obtaining the approval by InMed shareholders of the Merger Proposals set forth herein to be considered at the InMed Shareholders Meeting, if any of the following circumstances shall occur:

•

InMed fails to include in this proxy statement/prospectus the InMed Board’s recommendation that InMed shareholders vote to approve the Merger Proposals set forth herein to be considered at the InMed Shareholders Meeting;

•

the InMed Board, or any committee thereof, makes an InMed board recommendation change in a manner adverse to Mentari (or publicly proposes to do so), or adopts, approves or recommends any Acquisition Proposal (or publicly proposes to do so); or

•	InMed enters into any letter of intent or similar document or any contract relating to any Acquisition Proposal, other than a confidentiality agreement permitted pursuant to the Merger Agreement.

(g)	by InMed, at any time prior to obtaining the Mentari Required Stockholder Vote, if any of the following circumstances shall occur:

•	the Mentari Board makes a board recommendation change in a manner adverse to InMed;

•	the Mentari Board or any committee thereof publicly approves, endorses or recommends any Acquisition Proposal; or

•	Mentari enters into any letter of intent or similar document or any contract relating to any Acquisition Proposal;

(h)	by Mentari, if a Form 25 has been filed with respect to the InMed Common Shares by InMed or Nasdaq or any other cessation of listing of the InMed Common Shares on Nasdaq;

(i)

by Mentari, if InMed, First Merger Sub or Second Merger Sub have breached any of their representations, warranties, covenants or agreements contained in the Merger Agreement or if any representation or warranty of InMed, First Merger Sub or Second Merger Sub has become inaccurate, in either case such that the conditions to the Closing would not be satisfied as of time of such breach or inaccuracy; provided that Mentari is not then in material breach of any representation, warranty covenant or agreement under the Merger Agreement; provided, further, if such breach or inaccuracy is curable, then Mentari shall not be permitted to terminate the Merger Agreement pursuant to this paragraph as a result of a particular breach or inaccuracy until the earlier of (i) the expiration of a 30-day period after delivery of written notice of such breach or inaccuracy from Mentari to InMed, First Merger Sub or Second Merger Sub and Mentari’s intention to terminate pursuant to this paragraph and (ii) InMed, First Merger Sub and Second Merger Sub (as applicable) ceasing to exercise commercially reasonable efforts to cure such breach following delivery of such written notice (it being understood that Mentari shall not be permitted to terminate the Merger Agreement pursuant to this paragraph as a result of such particular breach or inaccuracy if such breach by InMed, First Merger Sub or Second Merger Sub is cured prior to such termination becoming effective);

(j)

by InMed, if Mentari has breached any of its representations, warranties, covenants or agreements contained in the Merger Agreement or if any representation or warranty of Mentari has become inaccurate, in either case such that the conditions to the Closing would not be satisfied as of time of such breach or inaccuracy; provided that InMed is not then in material breach of any representation, warranty covenant or agreement under the Merger Agreement; provided, further, if such breach or inaccuracy is curable, then InMed shall not be permitted to terminate the Merger Agreement pursuant to this paragraph as a result of a particular breach or inaccuracy until the earlier of (i) the expiration of a 30-day period after delivery of written notice of such breach or inaccuracy from InMed to Mentari and InMed’s intention to terminate pursuant to this paragraph and (ii) Mentari ceasing to exercise commercially reasonable efforts to cure such breach following delivery of such written notice (it being understood that the Merger Agreement will not terminate pursuant to this paragraph as a result of such particular breach or inaccuracy if such breach by Mentari is cured prior to such termination becoming effective);

(k)	by InMed (at any time prior to obtaining the InMed Required Shareholder Vote), concurrently with InMed’s entering into a definitive agreement for a Superior Offer, subject to certain conditions; or

(l)	by InMed, if, since the date of the Merger Agreement, a Mentari Material Adverse Effect (as defined in the Merger Agreement) has occurred which is incapable of being cured on or prior to the End Date.

Termination Fees Payable by InMed

InMed must pay Mentari a termination fee of $400,000 if (i) the Merger Agreement is terminated by InMed or Mentari pursuant to clause (e) above or by Mentari pursuant to clause (f) above, (ii) at any time after the date of the Merger Agreement and prior to the InMed Shareholders Meeting, an Acquisition Proposal with respect to InMed will have been publicly announced, disclosed or otherwise communicated to the InMed Board (and will not have been withdrawn), and (iii) within 12 months after the date of such termination, InMed enters into a definitive agreement with respect to a subsequent transaction or consummates a subsequent transaction.

Termination Fees Payable by Mentari

Mentari must pay InMed a termination fee of $4.0 million if (A)(i) the Merger Agreement is terminated by InMed pursuant to clause (d) above, (ii) at any time after the date of the Merger Agreement and before obtaining the Mentari Required Stockholder Vote, an Acquisition Proposal with respect to Mentari will have been publicly announced, disclosed or otherwise communicated to the Mentari Board (and will not have been withdrawn), and (iii) within 12 months after the date of such termination, Mentari enters into a definitive agreement with respect to a subsequent transaction or consummates a subsequent transaction, or (B) the Merger Agreement is terminated by InMed pursuant to: (i) clause (b) above, solely due to Mentari’s failure to consummate the Pre-Closing Financing by the End Date as a result of Mentari’s breach of the Subscription Agreement or Mentari’s consent to termination of the Subscription Agreement, and (ii) clause (g) above.

Amendment and Waiver

The Merger Agreement may be amended by the parties to the Merger Agreement by action taken or authorized by their respective boards of directors at any time, whether before or after the approval of the Merger

Agreement by either party’s stockholders has been obtained; provided, that after approval of the Merger Agreement has been obtained by either party’s stockholders, no amendment may be made that pursuant to applicable law requires further approval or adoption by the stockholders of either party, without such further approval or adoption.

Any provision of the Merger Agreement may be waived by any party solely on that party’s behalf, without the consent of any other party, to the extent permitted by applicable law. No failure or delay on the part of any party with respect to the exercise of any right or power under the Merger Agreement will operate as a waiver of such right or power. Furthermore, no single or partial exercise of any such right or power will preclude any other or further exercise thereof or of any other right or power.

Fees and Expenses

The Merger Agreement provides all fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such expenses, except as described above in the section titled “The Merger Agreement — Termination and Termination Fee” beginning on page 209 of this proxy statement/prospectus, and except that InMed and Mentari will share equally in any fees and expenses incurred in relation to (i) the filings with the SEC of the registration statement on Form S-4 (including any financial statements and exhibits) and any related amendments or supplements and paid to a financial printer or the SEC and (ii) the printing, mailing and distribution of the proxy statement/prospectus and any amendments and supplements.

AGREEMENTS RELATED TO THE MERGER

Support Agreements

Certain Mentari stockholders beneficially holding approximately 49.8% of the outstanding shares of Mentari capital stock have entered into Mentari Support Agreements with InMed and Mentari to vote all of their shares of Mentari capital stock in favor of the adoption and approval of the Merger Agreement and the transactions contemplated thereby. InMed directors and officers beneficially holding less than 1% of the outstanding InMed Common Shares as of March 31, 2026 have entered into InMed Support Agreements with InMed and Mentari to vote all of their InMed Common Shares in favor of the adoption and approval of the Merger Agreement and the transactions contemplated thereby and the Reverse Stock Split.

The foregoing description of the support agreements does not purport to be complete and is qualified in its entirety by the full text of the form of InMed Support Agreement and the form of Mentari Support Agreement, which are attached to this proxy statement/prospectus as Annex C and Annex D, respectively.

Lock-Up Agreements

Certain executive officers, directors and stockholders of Mentari have entered into lock-up agreements, pursuant to which such parties have agreed not to, except in limited circumstances, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any InMed Common Shares or any securities convertible into or exercisable or exchangeable for InMed Common Shares, currently or thereafter owned, but excluding, as applicable, shares purchased by existing Mentari stockholders in the Mentari Pre-Closing Financing (including any InMed Common Shares issuable upon exercise of InMed Pre-Funded Warrants issued in exchange for Mentari Pre-Funded Warrants sold in the Mentari Pre-Closing Financing), until 180 days after the First Effective Time.

The Mentari stockholders who have executed lock-up agreements beneficially owned, in the aggregate, approximately 49.8% of the outstanding shares of Mentari capital stock as of May 11, 2026.

The foregoing description of the lock-up agreements does not purport to be complete and is qualified in its entirety by the full text of the form of lock-up agreement, which is attached to this proxy statement/prospectus as Annex E.

Securities Purchase Agreement

Investors entered into the Securities Purchase Agreement with Mentari, pursuant to which such investors have agreed to purchase, immediately prior to the Merger, shares of Mentari Common Stock or, in lieu thereof, Mentari Pre-Funded Warrants, representing an aggregate commitment of approximately $290.0 million (which includes $50.0 million of proceeds previously received by Mentari from the issuance of its Convertible Notes and accrued interest on such notes) in the Mentari Pre-Closing Financing. Under the Securities Purchase Agreement, the number of shares of Mentari Common Stock or Mentari Pre-Funded Warrants, as applicable, shall be determined at a purchase price per share or pre-funded warrant equal to (i) a valuation for Mentari equal to $125.0 million, divided by (ii) the number of fully diluted shares of Mentari Common Stock outstanding immediately prior to the First Effective Time (including the securities being issued under the Securities Purchase Agreement).

The Mentari Pre-Funded Warrants will have an exercise price per share equal to $0.0001 (as adjusted from time to time as provided in the form of Mentari Pre-Funded Warrant) and may be exercised at any time and from time to time after the original issue date. The Mentari Pre-Funded Warrants do not expire. The foregoing description of the form of Mentari Pre-Funded Warrant does not purport to be complete and is qualified in its entirety by the full text of the form of Mentari Pre-Funded Warrant, which is filed as Exhibit 4.2 to the registration statement of which this proxy statement/prospectus forms a part.

The shares of Mentari Common Stock and Mentari Pre-Funded Warrants that are issued in the Mentari Pre-Closing Financing will be or will have the right to be, respectively, converted into InMed Common Shares in the Merger. Accordingly, by approving Proposal No. 1 relating to the Merger, InMed shareholders will also be approving the issuance of InMed Common Shares to be issued in exchange for all shares of Mentari Common Stock and upon exercise of Mentari Pre-Funded Warrants that are sold in the Mentari Pre-Closing Financing.

The Securities Purchase Agreement contains customary representations and warranties of Mentari and also contains customary representations and warranties of the purchaser parties thereto.

Each purchaser’s obligation to purchase shares of Mentari Common Stock and/or Mentari Pre-Funded Warrants from Mentari pursuant to the Securities Purchase Agreement is subject to the satisfaction or waiver of certain conditions, including:

•

Mentari’s representations and warranties in the Securities Purchase Agreement being true and correct in all respects as of the effective date of the Securities Purchase Agreement and true and correct in all material respects as of the closing date for the Mentari Pre-Closing Financing, subject to certain exceptions;

•	Mentari having performed and complied in all material respects with the obligations and conditions required to be performed or complied with by it;

•	no injunction having been issued prohibiting the consummation of the Mentari Pre-Closing Financing;

•

all consents, permits, approvals, registrations and waivers necessary for the consummation of the purchase and sale of the securities under the Securities Purchase Agreement having been obtained and in full force and effect;

•	Mentari having furnished all required materials to InMed’s transfer agent;

•	no material adverse effect shall have occurred that is continuing, since the date of the Securities Purchase Agreement;

•	an opinion from Company counsel, dated as of the Closing;

•	the issuance of a compliance certificate by an authorized officer of Mentari;

•	the issuance of a secretary’s certificate by the secretary of Mentari;

•	Mentari having delivered the Registration Rights Agreement required by the Securities Purchase Agreement;

•

this registration statement on Form S-4 shall have been become effective under the Securities Act, no stop order shall be suspending the effectiveness of this registration statement and no proceeding for that purpose shall have been initiated or threatened in writing by the SEC;

•	the Nasdaq Listing Application shall have been approved by Nasdaq; and

•

the satisfaction or waiver of all conditions to the Closing set forth in the Merger Agreement (other than the condition regarding the Mentari Pre-Closing Financing and other than those conditions which, by their nature, are to be satisfied at the Closing of the transactions contemplated by the Merger) and the Closing being set to occur substantially concurrently with the closing of the Mentari Pre-Closing Financing.

Mentari’s obligation to sell shares of Mentari Common Stock or Mentari Pre-Funded Warrants, as applicable, to each purchaser pursuant to the Securities Purchase Agreement is subject to the satisfaction or waiver of certain conditions, including:

•	the representations and warranties made by the purchasers being true and correct as of the closing date of the Mentari Pre-Closing Financing, subject to certain exceptions;

•	each purchaser having performed and complied with all obligations and conditions required to be performed or complied with by each purchaser;

•	no injunction having been issued prohibiting the consummation of the Mentari Pre-Closing Financing;

•	each investor having delivered the Registration Rights Agreement required by the Securities Purchase Agreement; and

•	Mentari having received payment in full from each investor as required by the Securities Purchase Agreement, subject to certain exceptions.

The form of Securities Purchase Agreement is filed as Exhibit 10.3 to this registration statement on Form S-4 of which this proxy statement/prospectus is a part, and the foregoing description of the Securities Purchase Agreement is qualified in its entirety by reference thereto.

Registration Rights Agreement

The Securities Purchase Agreement contemplates Mentari and the investors participating in the Mentari Pre-Closing Financing entering into the Registration Rights Agreement at the closing of the Mentari Pre-Closing Financing, pursuant to which, among other things, the Combined Company will agree to provide for the registration and resale of certain shares of Mentari Common Stock that are held by the investors participating in the Mentari Pre-Closing Financing from time to time, including the InMed Common Shares issued in exchange for shares of Mentari Common Stock sold in the Mentari Pre-Closing Financing or underlying InMed Pre-Funded Warrants issued upon conversion of the Mentari Pre-Funded Warrants sold in the Mentari Pre-Closing Financing.

Pursuant to the Registration Rights Agreement, the Combined Company will agree to prepare and file a resale registration statement covering the resale of the InMed Common Shares within 30 calendar days of the Closing pursuant to Rule 415 and to use its commercially reasonable efforts to keep such registration statement continuously effective under the Securities Act until the earlier of the date that all registrable securities covered by such registration statement (i) have been sold thereunder or pursuant to Rule 144 of the Securities Act (“Rule 144”), (ii) may be sold without volume or manner-of-sale restrictions pursuant to Rule 144 and without the requirement for the Combined Company to be in compliance with the current public information requirement under Rule 144, (iii) have been exchanged for unrestricted InMed Common Shares under an effective registration statement on Form S-4, if available, or if unavailable, another appropriate form filed with the SEC, subject to certain exceptions, and (iv) five years after the date of the Registration Rights Agreement.

The Registration Rights Agreement also provides that the Combined Company will pay certain expenses relating to such registrations and indemnify the applicable securityholders against certain liabilities. The form of Registration Rights Agreement is filed as Exhibit 10.4 to this registration statement on Form S-4 of which this proxy statement/prospectus is a part, and the foregoing description of the Registration Rights Agreement is qualified in its entirety by reference thereto.

InMed CVR Agreement

The Merger Agreement contemplates that, prior to the First Effective Time, InMed and the Rights Agent will execute and deliver the InMed CVR Agreement, pursuant to which each holder of InMed Common Shares as of immediately prior to the First Effective Time will be entitled to receive one InMed CVR for each outstanding InMed Common Share held by such holder as of such time.

Each InMed CVR will represent the contractual right to receive certain net proceeds, if any, derived from any consideration that is paid to InMed as a result of the disposition of the InMed Legacy Business, net of permitted deductions, during the period beginning at the First Effective Time and ending upon the second (2nd) anniversary of the date of the InMed CVR Agreement; provided that the CVR term will be automatically extended until the fifteenth (15th) anniversary of the date of the InMed CVR Agreement if a Parent Legacy Transaction Agreement is entered into during the Parent Legacy Transaction Period. The permitted deductions include, among other things, applicable taxes imposed on or incurred in respect of the gross proceeds, expenses incurred in connection with the negotiation, entry into and closing of a Parent Legacy Transaction and the maintenance and enforcement of the InMed CVRs (including fees and expenses of the Rights Agent), indemnification and other third-party claim obligations, royalties payable to third parties, and certain other liabilities relating to the InMed Legacy Business, in each case to the extent not already taken into account in determining InMed’s net cash under the Merger Agreement. Holders of InMed CVRs will be entitled to receive 100% of such net proceeds where the Parent Legacy Transaction Agreement is entered into during the first year of the Parent Legacy Transaction Period, and 90% of such net proceeds where it is entered into during the second year.

During the Parent Legacy Transaction Period, the Combined Company will expend up to the CVR Expense Cap of $100,000 for costs and expenses associated with the retention of an employee or consultant of InMed for the purpose of business development efforts related to the InMed Legacy Business and related activities, including seeking and negotiating and, with the prior written consent of the Combined Company (not to be unreasonably withheld, conditioned or delayed), executing agreements with respect to the InMed Legacy Business, which amount will be included as a deduction in the determination of InMed’s net cash in accordance with the Merger Agreement. At the end of the Parent Legacy Transaction Period, the amount, if any, by which the CVR Expense Cap exceeds the aggregate amount of such costs and expenses will constitute net proceeds under the InMed CVR Agreement and will be payable as CVR proceeds to the holders of the InMed CVRs in accordance with the terms of the InMed CVR Agreement.

The contingent payments under the InMed CVR Agreement, if they become payable, will become payable to the Rights Agent for subsequent distribution to the holders of the InMed CVRs. Each holder’s payment will be calculated on a pro rata basis according to the number of InMed CVRs held by such holder relative to the total number of InMed CVRs outstanding and entitled to receive such proceeds. In the event that no such proceeds are received, holders of the InMed CVRs will not receive any payment pursuant to the InMed CVR Agreement. There can be no assurance that any holders of InMed CVRs will receive any payments with respect thereto, and it is possible that no disposition of the InMed Legacy Business will occur and that the InMed CVRs will expire without any payment having been made.

InMed will have the right to control all aspects of its business and operations, including the InMed Legacy Business, and neither InMed nor any of its affiliates owes any fiduciary or similar duty to the holders of the InMed CVRs in respect of the InMed Legacy Business. Following the Parent Legacy Transaction Period, InMed will not be required to use any efforts to pursue a disposition of the InMed Legacy Business. InMed has, however, agreed to act in good faith to complete a Parent Legacy Transaction, including to use commercially reasonable efforts during the Parent Legacy Transaction Period to maintain the intellectual property (including patents) of the InMed Legacy Business in existence on or prior to the First Effective Time, and not to take, or fail to take, any action with the primary purpose (and not merely the effect) of avoiding, or intending to prevent or materially delay, the entry into a Parent Legacy Transaction Agreement during the Parent Legacy Transaction Period or the receipt of proceeds or payment of CVR proceeds during the CVR term.

The InMed CVRs are administered by the Rights Agent, and a representative will act as the agent and attorney-in-fact of the holders for purposes of the InMed CVR Agreement, including with respect to amendments and the enforcement of holders’ rights. The InMed CVR Agreement may be amended by InMed and the Rights Agent without the consent of holders for certain specified purposes, including to cure ambiguities or to make changes that do not adversely affect the interests of holders, and otherwise may be amended only with the consent of the representative. Any action to enforce the rights of holders may be brought solely by the Rights Agent or the representative acting on behalf of the holders, and no individual holder may institute such an action.

The right to the contingent payments contemplated by the InMed CVR Agreement is a contractual right only and will not be transferable, except in the limited circumstances specified in the InMed CVR Agreement. The

InMed CVRs will not be evidenced by a certificate or any other instrument and will not be registered with the SEC. The InMed CVRs will not have any voting or dividend rights and will not represent any equity or ownership interest in InMed or any of its affiliates. No interest will accrue on any amounts payable in respect of the InMed CVRs. The InMed CVR Agreement will be governed by the laws of the State of Delaware.

The foregoing description of the InMed CVR Agreement does not purport to be complete and is qualified in its entirety by the full text of the form of InMed CVR Agreement, which is attached hereto as Annex F.

U.S. Federal Income Tax Considerations of the InMed CVRs to Holders of InMed Stock

The following discussion is a summary of U.S. federal income tax considerations relating to the receipt of the CVRs by InMed stockholders pursuant to the InMed CVR Agreement. The discussion does not purport to be a complete analysis of all potential tax considerations. The considerations of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws, are not discussed. This discussion is based on the Code, Treasury Regulations promulgated under the Code, judicial decisions and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a U.S. Holder. InMed has not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax considerations of the InMed CVRs.

This discussion is limited to a U.S. Holder that holds InMed stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax considerations relevant to a U.S. Holder’s particular circumstances, including the effect of the Medicare contribution tax on net investment income, the alternative minimum tax, or the special tax accounting rules under Section 451(b) of the Code. In addition, it does not address considerations relevant to U.S. Holders subject to special rules, such as certain financial institutions, dealers or traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes, insurance companies, expatriates, real estate investment trusts, regulated investment companies, cooperatives, tax-exempt organizations (including private foundations), retirement plans, controlled foreign corporations, passive foreign investment companies or investors therein, persons who hold their InMed stock as part of a straddle, hedge, conversion, constructive sale, synthetic security, integrated investment, or other risk-reduction transaction for U.S. federal income tax purposes, U.S. Holders that have a functional currency other than the U.S. dollar, persons that own or have owned within the past five years (or are deemed to own or to have owned within the past five years) 5% or more of the outstanding InMed stock, and persons who acquired their InMed stock as compensation.

If an entity or arrangement classified as a partnership for U.S. federal income tax purposes holds InMed stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership, and certain determinations made at the partner level. Accordingly, a partnership holding InMed stock and each partner in such partnership is urged to consult its tax advisor regarding the U.S. federal income tax considerations to it of the Nevada Redomestication.

For purpose of this discussion, a “U.S. Holder” is any beneficial owner of InMed stock that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

a trust that: (i) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code); or (ii) has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

In addition, the following discussion does not address the tax consequences of transactions effectuated before, after or at the same time as the receipt of the InMed CVRs, whether or not they are in connection with the receipt of the InMed CVRs, including the merger and the reverse stock split, except as specifically provided below.

The InMed CVRs generally may not be transferred or assigned except for certain permitted transfers; accordingly, this discussion assumes the InMed CVRs are not transferable or assignable and does not address any consequences of transferring, assigning or otherwise disposing of the InMed CVRs or any interest therein.

STOCKHOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE RECEIPT OF THE INMED CVRS ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Receipt of InMed CVRs by InMed U.S. Holders

Although the matter is not free from doubt, the Combined Company intends to treat the receipt of InMed CVRs and the Reverse Stock Split as separate transactions for U.S. federal income tax purposes, and the following discussion assumes this treatment will be respected.

There is substantial uncertainty as to the tax treatment of InMed CVRs. Specifically, there is no authority directly addressing whether contingent value rights with characteristics similar to the InMed CVRs should be treated as a distribution of property with respect to the corporation’s stock as a “closed transaction,” or an “open transaction” for U.S. federal income tax purposes. Under applicable U.S. tax principles, such questions are inherently factual in nature. Other characterizations are also possible. InMed U.S. Holders are urged to consult their tax advisors regarding the tax consequences to them of the receipt of InMed CVRs.

InMed intends to report the issuance of the InMed CVRs to InMed U.S. Holders as a distribution of property with respect to its stock. Assuming this treatment, subject to the PFIC rules discussed below under “Passive Foreign Investment Company Considerations,” each InMed U.S. Holder will be treated as receiving a distribution in an amount equal to the fair market value of the InMed CVR issued to such InMed U.S. Holder on the date of the issuance. This distribution generally should be treated first as a taxable dividend to the extent of the InMed U.S. Holder’s pro rata share of InMed’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), then as a non-taxable return of capital to the extent of the InMed U.S. Holder’s basis in its InMed share capital, and finally as capital gain from the sale or exchange of InMed share capital with respect to any remaining value. InMed does not expect to have current or accumulated earnings and profits. Although InMed will estimate the value of the InMed CVRs for purposes of any reporting to InMed U.S. Holders, the value of the InMed CVRs is uncertain and the IRS or a court could determine that the value of the InMed CVRs at the time of issuance was higher. In such case, the InMed U.S. Holders could be treated as having additional income or gain upon receipt of the InMed CVRs as described above. An InMed U.S. Holder’s initial tax basis in such holder’s InMed CVR should equal the fair market value of such InMed CVR on the date of their issuance. The holding period of such InMed CVR should begin on the day after the date of issuance.

The treatment of future payments received by an InMed U.S. Holder on an InMed CVR is uncertain. For example, payments with respect to the CVRs could be treated as payments with respect to a sale or exchange of a capital asset or as giving rise to ordinary income. It is also possible that, were a payment to be treated as being with respect to the sale of a capital asset, a portion of such payment would constitute imputed interest, as described below. To the extent any payment received by a U.S. Holder in respect of such CVRs (except to the extent any portion of such payment is required to be treated as imputed interest, as described below) is treated as an amount realized on the disposition of all or a portion of the CVR (as applicable) by the U.S. Holder, Subject to the PFIC rules discussed below under “Passive Foreign Investment Company Considerations,” a U.S. Holder should recognize gain or loss equal to the difference between such payment (less any portion of such payment required to be treated as imputed interest, as described below) and the U.S. Holder’s adjusted tax basis in the applicable portion of the CVR. The gain or loss will be long-term capital gain or loss if the U.S. Holder has held the CVR for more than one year at the time of such payment. Additionally, a U.S. Holder may recognize loss to the extent of any remaining basis after the expiration of any right to cash payments under such U.S. Holder’s CVR. The deductibility of capital losses is subject to limitations.

If receipt of the InMed CVRs or any payment with respect to an InMed CVR is treated as made with respect to the sale of a capital asset and made more than one year after the sale, a portion of the receipt or payment may be treated as imputed interest, which would be ordinary income to a U.S. Holder. The portion treated as imputed interest under Section 483 of the Code will be determined at the time of receipt or payment and generally should equal the excess of (i) the amount of the payment over (ii) the present value of such amount as of the sale calculated using the applicable federal rate published by the IRS as the discount rate. A U.S. Holder must include any such imputed interest in its taxable income using such U.S. Holder’s regular method of accounting for U.S. federal income tax purposes.

Alternatively, it is possible that the issuance of the InMed CVRs could be treated as subject to the “open transaction” doctrine if the value of the InMed CVRs on the closing date cannot be “reasonably ascertained.” If the receipt of InMed CVRs were treated as an “open transaction” for U.S. federal income tax purposes, each InMed U.S. Holder should not immediately take the InMed CVRs into account in determining whether such holder must recognize income, if any, on the receipt of the InMed CVRs and such holder would take no tax basis in the InMed CVRs. Rather, subject to the PFIC rules discussed below under “Passive Foreign Investment Company Considerations,” the InMed U.S. Holder’s U.S. federal income tax consequences would be determined at the time future payments, if any, with respect to the InMed CVRs are received or deemed received, based on whether the InMed CVRs are treated as a distribution of property or of equity, in accordance with the InMed U.S. Holder’s regular method of accounting. U.S. Holders are urged to consult their tax advisors regarding the tax treatment of the InMed CVRs.

Passive Foreign Investment Company Considerations

The receipt of InMed CVRs and payments thereon would be subject to different treatment than that described above if InMed is or ever was a passive foreign investment company (“PFIC”) under Section 1297 of the Code.

In general, InMed would be a PFIC with respect to a U.S. Holder if for any taxable year in which the holder held InMed stock, at least 75% of InMed’s gross income for the taxable year was passive income, or at least 50% of the value, determined on the basis of a quarterly average, of InMed’s assets was attributable to assets that produced, or were held for the production of, passive income. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. If a non-U.S. corporation is classified as a PFIC for any taxable year during which a U.S. Holder owns stock in the non-U.S. corporation, the non-U.S. corporation generally remains thereafter classified as a PFIC with respect to that U.S. Holder. InMed believes that it is not and has never been a PFIC, although no absolute assurance can be given on this point.

If InMed were a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of InMed stock, and such U.S. Holder did not make certain mitigation elections, such holder generally would be subject to special rules with respect to any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the InMed stock during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the InMed stock). The U.S. Holder’s excess distribution would be allocated ratably over the U.S. Holder’s holding period for the InMed stock; the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of InMed’s first taxable year in which it qualified as a PFIC, would be taxed as ordinary income; the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period would be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

U.S. Holders are urged to consult their tax advisors with respect to the potential application of the PFIC rules.

Receipt of InMed CVRs by InMed Non-U.S. Holders

For purposes of this discussion, a “Non-U.S. Holder” means a beneficial owner of InMed share capital that is not a U.S. Holder.

As described above, there is substantial uncertainty as to the tax treatment of InMed CVRs and payments made thereunder. InMed intends to report the issuance of the InMed CVRs to InMed Non-U.S. Holders as a distribution of property with respect to its stock. Assuming this treatment, each InMed Non-U.S. Holder will be treated as receiving a distribution in an amount equal to the fair market value of the InMed CVR issued to such InMed Non-U.S. Holder on the date of the issuance, which is treated first as a taxable dividend to the extent of the InMed Non-U.S. Holder’s pro rata share of InMed’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), then as a non-taxable return of capital to the extent of the InMed Non-U.S. Holder’s basis in its InMed share capital, and finally as capital gain from the sale or exchange of InMed share capital with respect to any remaining value. InMed does not expect to have current or accumulated earnings and profits. As described above, alternative characterizations are possible.

Generally, if any portion of the distribution or payments on InMed CVRs made to Non-U.S. Holders were treated as a dividend for U.S. federal income tax purposes (as described above) from U.S. sources (such as at a time when InMed is a U.S. corporation), such dividend would be subject to withholding at a rate of 30% (or at a lower rate under an applicable income tax treaty). Under the terms of the InMed CVR Agreement, InMed and the rights agent are permitted to deduct all applicable withholding taxes from the distribution of an InMed CVR to a Non-U.S. Holder and from any payments under the InMed CVR to a Non-U.S. Holder. Non-U.S. Holders should be aware that the U.S. federal income tax treatment of payments on the InMed CVR is unclear, as described in more detail above, but InMed and/or a withholding agent may take the position that such payments will be treated as U.S. source income subject to U.S. withholding tax at a 30% rate, or at a lesser treaty rate. To the extent that any payments made to a Non-U.S. Holder on an InMed CVR are treated as interest (subject to certain exemptions for amounts treated as “portfolio interest” under the Code) or dividends, such amounts may be subject to U.S. federal withholding tax at a 30% rate, or at a lesser treaty rate.

Subject to the discussions below regarding backup withholding, if the issuance of the InMed CVRs is effectively connected with an InMed Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the InMed Non-U.S. Holder maintains a permanent establishment in the United States to which the distribution of the InMed CVRs is attributable), the InMed Non-U.S. Holder will be exempt from U.S. federal withholding tax and the distribution of the InMed CVRs generally will be subject to U.S. federal income tax on a net income basis in the same manner as if such InMed Non-U.S. Holder were a U.S. Holder. To claim the exemption, the InMed Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI (or applicable successor form), certifying that the distribution is effectively connected with the InMed Non-U.S. Holder’s conduct of a trade or business within the United States. An InMed Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) of all or a portion of its effectively connected earnings and profits for the taxable year.

To the extent that any portion of the issuance of the InMed CVRs is treated as capital gain from the sale or exchange of InMed share capital, such gain generally will not be subject to U.S. federal income tax unless

(i) such gain is effectively connected with the conduct by an InMed Non-U.S. Holder of a trade or business in the United States (and, if an income tax treaty applies, the gain is generally attributable to a U.S. permanent establishment maintained by such InMed Non-U.S. Holder), or (ii) in the case of gain realized by an InMed Non-U.S. Holder that is an individual, such InMed Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met

This description does not discuss all of the tax considerations that may be applicable to a Non-U.S. Holder of InMed CVRs. Non-U.S. Holders are urged to consult their tax advisors to determine the U.S. federal, state, local and non-U.S. income and other tax considerations that may be relevant to them in light of their particular circumstances.

Alternative Treatment of the Receipt of InMed CVRs and the InMed Reverse Stock Split as a Single Recapitalization

Notwithstanding InMed’s position that the receipt of InMed CVRs and the Reverse Stock Split are appropriately treated as separate transactions, it is possible that the IRS or a court could determine that the receipt of the InMed CVRs and the Reverse Stock Split constitute a single “recapitalization” for U.S. federal income tax purposes. In such case, the tax consequences of the receipt of InMed CVRs and the Reverse Stock Split would differ from those described above and would depend in part on many of the same considerations described above, including whether the InMed CVRs should be treated as property, equity or debt instruments or should be subject to the “open transaction” doctrine. In general, if the InMed CVRs are treated as property and are not subject to the “open transaction” doctrine, then an InMed U.S. Holder should recognize gain (but not loss) equal to the lesser of (i) the fair market value of the InMed CVRs received, and (ii) the excess (if any) of (A) the sum of (1) the fair market value of the InMed CVRs received and (2) the fair market value of the InMed shares received in the Reverse Stock Split (treating fractional shares as received for this purpose), over (B) the InMed U.S. Holder’s adjusted tax basis in the InMed share capital surrendered in the Reverse Stock Split.

PLEASE CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE PROPER CHARACTERIZATION OF THE RECEIPT OF THE INMED CVRS.

Canadian Federal Income Tax Considerations

The following summary describes the principal Canadian federal income tax considerations under the ITA of the CVR Distribution. This summary is generally applicable to InMed shareholders who beneficially own their InMed Common Shares and who, at all relevant times, for purposes of the ITA (i) deal at arm’s length with InMed, (ii) are not affiliated with InMed, and (iii) hold InMed Common Shares as capital property (a “Canadian InMed Holder”). The InMed Common Shares will generally be considered to be capital property to the applicable Canadian InMed Holder unless such shares are held by the Canadian InMed Holder in the course of carrying on a business of buying and selling securities or were acquired in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary assumes that InMed will cease to be resident in Canada for purposes of the ITA at the time of the Nevada Redomestication and that from the time of the Nevada Redomestication and at all relevant times thereafter InMed will be a resident of the United States for the purpose of the Canada-United States Income Tax Convention (the “U.S. Treaty”) and will be entitled to the benefits of the U.S. Treaty.

This summary is based upon the current provisions of the ITA, the Tax Proposals and an understanding of the current published administrative practices and assessing policies of the CRA published in writing and publicly available as of the date of this proxy statement/prospect. No assurances can be given that the Tax Proposals will be enacted as proposed, if at all. This summary does not otherwise take into account or anticipate any changes in applicable law, whether by legislative, regulatory, administrative or judicial action or administrative policy or assessing practice nor does it take into account other federal tax legislation or considerations or those of any province, territory or foreign jurisdiction, which may differ from those discussed herein.

This summary does not apply to a Canadian InMed Holder (i) that is a “specified financial institution” for the purposes of the ITA, (ii) that is a “financial institution” for the purposes of the mark-to-market rules in the ITA, (iii) an interest in which is a “tax shelter investment” for the purposes of the ITA, (iv) that reports its “Canadian tax results” for the purposes of the ITA in a currency other than Canadian currency, (v) that has entered into or will enter into a “derivative forward agreement” (as defined in the ITA) or a “synthetic disposition arrangement” (as defined in the ITA) in respect of InMed Common Shares, (vi) that is a partnership, or (vii) that has acquired any InMed Common Shares upon the exercise of an employee stock option or other employee compensation plan or otherwise in the course of employment. In addition, this summary does not address the tax considerations for holders of options to purchase InMed Common Shares, InMed RSUs and Warrants to purchase InMed Common Shares or any other outstanding equity awards of InMed. Canadian InMed Holders of such securities should consult with their own tax advisors.

This summary is for informational purposes of a general nature only and is not, and is not intended to be, legal or tax advice to any particular Canadian InMed Holder.

This summary is not exhaustive of all Canadian income tax considerations. Consequently, Canadian InMed Holders are urged to consult their own tax advisors to determine the particular tax effects to them of the CVR Distribution and of any other consequences to them in connection with the Contemplated Transactions under Canadian federal, provincial, territorial or local tax laws and under foreign tax laws, having regard to their own particular circumstances.

Currency Conversion

Generally, for purposes of the ITA, all amounts relating to the acquisition, holding or disposition of InMed shares must be converted into Canadian dollars based on exchange rates as determined in accordance with the ITA.

Tax Consequences to Shareholders Resident in Canada

This portion of the summary is generally applicable to a Canadian InMed Holder who, at all relevant times, for purposes of the ITA, is, or is deemed to be, resident in Canada (a “Resident InMed Shareholder”).

Reduction in Stated Capital and Distribution

The achievement of the intended tax treatment of the CVR Distribution to Resident InMed Shareholders described herein depends on the “paid-up capital” (as defined in the ITA) (the “PUC”) of the InMed shares as further referenced below, and on a number of other important assumptions, including those referenced below. No third-party determination of PUC has been sought or obtained, and no legal opinion or advance tax ruling has been sought or obtained with respect to the various assumptions or the tax treatment of the CVR Distribution. Accordingly, it is possible that the actual tax treatment under the ITA could be materially different from the intended tax treatment described herein. All Resident InMed Shareholders are advised to consult with their own tax advisors in this regard in light of their particular circumstances.

Distributions made by corporations that are “public corporations” for purposes of the ITA, such as InMed, are generally characterized as taxable dividends for the purposes of the ITA, unless a specific exemption applies. Subsection 84(2) of the ITA provides, in effect, that a distribution made to shareholders on a “winding-up, discontinuance or reorganization of [InMed’s] business”, will not be taxed as a dividend so long as the amount or value of the funds or property distributed does not exceed the amount by which the PUC of the relevant shares is reduced on the distribution.

It is noted that the CVR Distribution is being made by InMed in connection with InMed seeking to monetize the InMed Legacy Assets and restructuring its business such that, following the completion of the Contemplated Transactions, InMed will continue the business of Mentari. The InMed Board believes that the CVR Distribution is being made on the discontinuance or reorganization of InMed’s business, although no legal opinion or advance tax ruling has been sought or obtained in this regard.

The PUC of a particular class of shares of a corporation is computed according to the relevant provisions of the ITA. The general starting point for computing the PUC of a particular class of InMed shares is the stated capital of that class of InMed shares for corporate law purposes, which amount is then subject to adjustment according to detailed rules contained in the ITA and is averaged across all shares of the particular class.

The InMed Board believes that the PUC of the InMed shares will exceed the value of the CVR Distribution on the date the CVR Distribution is effected, and it is therefore assumed that no dividend will be considered or deemed to arise for purposes of the ITA with respect to the CVR Distribution (assuming further that subsection 84(2) of the ITA will apply to the CVR Distribution, although no legal opinion or advance tax ruling has been sought or obtained in this regard).

The summary of tax consequences set out below assumes that:

•	the CVR Distribution is made on a “winding up, discontinuance or reorganization” of InMed’s business; and

•	the PUC of the InMed shares will exceed the amount of the CVR Distribution on the date the CVR Distribution is effected.

Therefore, the summary of tax consequences set out below assumes that the CVR Distribution is treated as a return of PUC under subsection 84(2) of the ITA and not deemed to give rise to a dividend (or a taxable shareholder benefit) under any other provision of the ITA. However, the validity of these assumptions is not free from doubt under the ITA or CRA policy, and no legal opinion or advance tax ruling has been sought or obtained in this regard, or with respect to any of the assumptions made in this summary.

If the CVR Distribution is treated as a dividend or taxable shareholder benefit under the ITA, the tax results to Resident InMed Shareholders would be materially different, and likely materially adverse, compared to those set out in the summary of tax consequences below. Such potentially different and adverse tax treatment is not further referenced or discussed in this summary, and Resident InMed Shareholders should consult their own tax advisors in this regard.

Distribution, Holding and Disposition of InMed CVRs

The CVR Distribution, as a return of PUC, will reduce the adjusted cost base of a Resident InMed Shareholder’s InMed shares by an amount equal to the fair market value of the property distributed to or for the benefit of such Resident InMed Shareholder. If the amount so required to be deducted from the adjusted cost base of the InMed shares to a particular Resident InMed Shareholder exceeds the Resident InMed Shareholder’s adjusted cost base of such InMed shares for purposes of the ITA, the excess will be deemed to be a capital gain realized by such Resident InMed Shareholder from a disposition of the InMed shares. See the disclosure below under “Taxation of Capital Gains and Losses” for a description of the tax treatment of capital gains or losses.

The cost to Resident InMed Shareholders of an InMed CVR received in connection with the Transaction will equal the aggregate fair market value of the InMed CVR at the time of the CVR Distribution.

A Resident InMed Shareholder who disposes of its InMed CVRs, including pursuant to the termination of the InMed CVRs when all of the payment obligations under the InMed CVRs have been satisfied, should realize a capital gain (or capital loss) to the extent that the proceeds of disposition received by such Resident InMed Shareholder exceed (or are less than) the aggregate of the Resident InMed Shareholder’s adjusted cost base in its InMed CVRs immediately before the disposition and any reasonable costs of disposition. See the disclosure below under “Taxation of Capital Gains or Losses” for a description of the tax treatment of capital gains or losses.

As noted above, the Canadian federal income tax consequences to a Resident InMed Shareholder of the receipt, holding and disposition of InMed CVRs and the reporting of amounts in respect thereof for Canadian federal income tax purposes are not free from doubt. Resident InMed Shareholders are urged to consult their own tax advisors regarding such consequences and reporting.

Taxation of Capital Gains or Losses

Generally, a Resident InMed Shareholder is required to include in computing its income for a taxation year one half of the amount of any capital gain (a “taxable capital gain”) realized in such taxation year. Subject to and in accordance with the provisions of the ITA, a Resident InMed Shareholder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident InMed Shareholder in such taxation year. Allowable capital losses in excess of taxable capital gains for the year of disposition may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, in accordance with and subject to the rules contained in the ITA.

The amount of any capital loss realized on the disposition of an InMed share by a Resident InMed Shareholder that is a corporation may be reduced by the amount of any dividends received (or deemed to be received) by it on such InMed share to the extent and under the circumstances prescribed by the ITA. Similar rules may apply where an InMed share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Such Resident InMed Shareholders should consult their own advisors.

A Resident InMed Shareholder that is throughout the relevant taxation year a “Canadian-controlled private corporation” or, at any time in the taxation year, a “substantive CCPC” (both as defined in the ITA), may be liable for a refundable tax on its aggregate investment income, which includes amounts in respect of taxable capital gains.

A capital gain realized by a Resident InMed Shareholder who is an individual or trust (other than certain trusts) may result in such Resident InMed Shareholder being liable for alternative minimum tax under the ITA.

Eligibility for Investment

The InMed CVRs will not be qualified investments under the ITA for a trust governed by a registered retirement savings plan, a registered retirement income fund, a deferred profit sharing plan, a registered disability savings plan, a registered education savings plan, a tax-free savings account or a first home savings account. Such trust holding the InMed CVRs or, in certain cases, the annuitant, holder or subscriber thereof may be subject to penalty taxes as a result of the trust holding the InMed CVRs. Other negative tax consequences may also result. Resident InMed Shareholders are urged to consult their own tax advisors for advice as to any actions to be taken to avoid such adverse tax consequences.

Tax Consequences to Shareholders Not Resident in Canada

This portion of the summary is generally applicable to a Canadian InMed Holder who, at all relevant times, for the purposes of the ITA and any applicable tax treaty or convention, is not, and is not deemed to be, resident in Canada and does not use or hold, and is not deemed to use or hold, InMed Common Shares in a business carried on in Canada (a “Non-Resident InMed Shareholder”). Special rules, which are not discussed herein, may apply to certain Non-Resident InMed Shareholders that are insurers carrying on an insurance business in Canada and elsewhere or are “authorized foreign banks” (as defined in the ITA) and any such Non-Resident InMed Shareholders should consult their own tax advisors.

Reduction in Stated Capital and Distribution

The amount received by a Non-Resident InMed Shareholder on the CVR Distribution will not be subject to Canadian federal income tax on the basis that it will constitute a tax-free return of PUC on the discontinuance or reorganization of InMed’s business. The CVR Distribution, as a return of PUC, will reduce the adjusted cost base of a Non-Resident InMed Shareholder’s InMed shares by an amount equal to the fair market value of the property distributed to or for the benefit of such Non-Resident InMed Shareholder. If the amount by which the adjusted cost base of the InMed shares is reduced were to exceed the Non-Resident InMed Shareholder’s adjusted cost base of the InMed shares, such Non-Resident InMed Shareholder would be deemed to have realized a capital gain in an amount equal to such excess from a deemed disposition of such shares and the Non-Resident InMed Shareholder’s adjusted cost base of the InMed shares would then be nil.

A Non-Resident InMed Shareholder will not be subject to Canadian income tax under the Tax Act on any capital gain realized on any deemed disposition of InMed shares that results from the CVR Distribution unless such InMed share constitutes “taxable Canadian property” (as defined by the Tax Act) to the Non-Resident InMed Shareholder. Provided that the InMed shares are listed on a “designated stock exchange” for the purposes of the Tax Act (which includes the Nasdaq) at a particular time, the InMed shares generally will not constitute taxable Canadian property to a Non-Resident InMed Shareholder at that time unless, at any time during the five year period immediately preceding that time: (i) 25% or more of the issued shares of any class or series of InMed’s capital stock were owned by any combination of (a) the Non-Resident InMed Shareholder, (b) persons with whom the Non-Resident InMed Shareholder did not deal at arm’s length, and (c) partnerships in which the Non-Resident InMed Shareholder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; and (ii) more than 50% of the value of the InMed shares was derived, directly or indirectly, from one or any combination of (a) real or immovable property situated in Canada, (b) “Canadian resource properties”, (c) “timber resource properties”, and (d) options in respect of, or an interest in, any such property (whether or not the property exists), all for purposes of the Tax Act. A Non-Resident InMed Shareholder’s InMed shares can also be deemed to be taxable Canadian property in certain circumstances set out in the Tax Act.

INMED DIRECTORS, OFFICERS AND CORPORATE GOVERNANCE

The following sets forth certain information, as of June 30, 2026, concerning InMed’s directors and executive officers.

InMed’s directors and executive officers are as follows:

Name	Age	Position
Eric A. Adams	62	President, Chief Executive Officer and Director
Narinder Netta Jagpal	53	Chief Financial Officer and Corporate Secretary
Michael Woudenberg	56	Chief Operating Officer
Eric Hsu	55	Senior Vice President, Preclinical Research & Development
Nicole Lemerond(1) (2) (3)	50	Director
Andrew Hull (2) (3)	62	Director
Neil Klompas(1) (3)	53	Director
John Bathery(1) (2) (3)	56	Director

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Nominating and Corporate Governance Committee

Executive Officers and Employee Director

Eric A. Adams. Mr. Adams has been the President and Chief Executive Officer, and a Director of InMed since 2016. Mr. Adams is a seasoned biopharmaceutical executive with over 30 years’ experience in company and capital formation, global market development, mergers and acquisitions, licensing and corporate governance. During the period from 2011 to 2016, Mr. Adams served as a mentor and senior consultant to several biopharmaceutical and innovative technology companies. He previously served as Chief Executive Officer and Director at EnGene Inc. between 2004 and 2011. Prior to EnGene, he held senior roles in global market development with QLT Inc., Advanced Tissue Sciences Inc., Abbott Laboratories, and Fresenius AG. He is a dual citizen of Canada and the United States and holds a Master of International Business degree from the University of South Carolina and a Bachelor’s degree in Chemistry from the University of Southern Indiana. Mr. Adams makes valuable contributions to the InMed Board based on his extensive international business development experience in a wide range of disease categories and contributions to growing several organizations across the pharmaceutical and medical device arenas.

Narinder Netta Jagpal. Ms. Jagpal joined InMed with over 20 years of experience in financial leadership roles, primarily in the biotech industry. Prior to InMed, Ms. Jagpal served as Vice President, Financial Reporting & Compliance for D-Wave Systems Inc. (NYSE: QBTS) where she led a finance team through the initial public offering process. Prior to D-Wave, Netta spent 11 years at Zymeworks Inc. (NYSE: ZYME), a leading Vancouver based clinical stage biopharmaceutical company, in various financial roles including Senior Director, Finance & Corporate Controller. Netta has also previously held roles at Angiotech Pharmaceuticals, Inc. (NASDAQ: ANP) and Ernst & Young. Netta is a Chartered Professional Accountant with the Institute of Chartered Accountants of British Columbia and holds a Bachelor of Business Administration degree in Accounting and Organization Behavior from Simon Fraser University.

Michael Woudenberg. Mr. Woudenberg joined us in 2018 with more than 20 years of successful drug development, process engineering, Good Manufacturing Practice manufacturing and leadership experience. He brings valuable expertise in the development, technology transfer and commercialization of APIs and drug products. Mr. Woudenberg previously served as our Senior Vice President of Chemistry, Manufacturing and Controls, until his appointment as our Chief Operating Officer in July 2022. Prior to joining us in 2018, Mr. Woudenberg held various positions within 3M, Cardiome Pharma, Arbutus Biopharma and most recently as the Managing Director of Phyton Biotech, LLC. His experience includes process and formulation development from lab/preclinical products through the various stages of clinical development to validated and successfully approved and inspected commercial APIs and drug products. Additionally, he has extensive experience with regards to regulatory inspections (e.g., FDA, European, Australian, Korean, Japanese, Canadian) and their related chemistry, manufacturing and control requirements from clinical to commercial production of approved products. Mr. Woudenberg received his Bachelor of Science, Chemistry, and Bachelor of Engineering Science, Chemical, at Western University of London, Ontario, Canada.

Eric Hsu. Dr. Hsu joined InMed as head of Preclinical Research and Development in March 2018. He has more than 22 years of scientific leadership experience in preclinical research, including benchtop research, formulation development and manufacturing process development, as well as patent prosecution, vendor contract negotiations and execution, and research partnerships. He is also responsible for expanding product pipelines and managing R&D budgets and timelines. Prior to joining InMed, he held various positions within EnGene Inc., including V.P. of Research and V.P. of Scientific Affairs and Operations. Dr. Hsu received his Doctorate from the Department of Medical Biophysics at the University of Toronto and his Bachelor’s degree from McGill University.

Non-employee Directors

Nicole Lemerond. Ms. Lemerond has been a director of the company since August 2022. Ms. Lemerond is a financial executive with over 25 years of experience in investment management, private equity, investment banking and leveraged finance. She has significant experience executing complex transactions, managing diligence processes, raising capital and structuring balance sheets. Throughout her career, Ms. Lemerond has worked with public and private company management teams and boards to increase stakeholder value. She established and led healthcare groups at leading investment firms and has also worked at several large financial institutions, including Lehman Brothers and The Carlyle Group. Ms. Lemerond is a member of the board of directors of GeoVax, Inc. (Nasdaq: GOVX) and MediciNova, Inc. (Nasdaq: MNOV). Ms. Lemerond holds a Bachelor of Science degree from Cornell University and is a CFA charterholder. Ms. Lemerond makes valuable contributions to our Board based on her extensive experience in investment management and her experience working with management teams to increase stakeholder value.

Andrew Hull. Mr. Hull has been a director of the company since September 2016. Mr. Hull most recently served as Head of Global Alliances for Takeda Pharmaceuticals from 2014 to 2018, where he was responsible for maximizing the success of Takeda’s growing number (40+) of commercial and research and development partnerships with many of the industry’s leading pharmaceutical and biotech companies. In previous roles as Senior Vice President, Marketing, and Senior Vice President, Business Development and Strategic Product Planning, Mr. Hull led marketing and commercial development of Takeda’s U.S. portfolio of over $3 billion and led partnering activities including licensing and acquisitions. Additionally, he held positions of increasing responsibility at Immunex and Abbott Laboratories. Mr. Hull received a Bachelor’s degree in Biology from Kenyon College in 1985. He also recently served as a member of the InMed Board of the Illinois Biotechnology Innovation Organization, where he served two terms as chairman, and recently was a member of the Kenyon College Board of Trustees. Mr. Hull recently served as a director of Zucara Therapeutics. Mr. Hull makes valuable contributions to the InMed Board based on his over 30 years of experience in various commercial and business development roles with leading pharmaceutical and biotech companies.

Neil Klompas. Mr. Klompas, CPA, CA, has been involved in healthcare and biotechnology for over 30 years in various senior leadership roles spanning operational, financial and research and development responsibilities. Currently, he is President and CEO and a Director at Augurex Lifesciences Inc., a privately held autoimmune diagnostics company. Most recently, he served as President and Chief Operating Officer of Zymeworks (NASDAQ: ZYME), where he had previously held the role of Chief Financial Officer among other positions. Prior to that, Mr. Klompas’ experience included roles with KPMG, a global financial services firm, in both the United States and Canada where he advised on transactions and financial engagements across the pharmaceuticals, biotechnology and medical devices sectors. Mr. Klompas serves as a director on the boards of

NervGen Pharma (TSXV: NGEN) and HtuO Biosciences, and has served as a director and advisor to various biotechnology companies, including previously serving as board Chair for Ovensa Inc., and on the board of Liminal Biotherapeutics. Mr. Klompas holds a Bachelor of Science degree from the University of British Columbia, and is a Chartered Accountant and Chartered Professional Accountant. His extensive experience in all aspects of biotechnology company founding, funding, governance, financing and strategic growth will be valuable contributions to the Company.

John Bathery. Mr. Bathery has over 30 years of pharmaceutical industry experience across diverse functions and roles, including more than 15 years with corporate development and partnership responsibilities. He is recognized as an effective leader with the ability to guide global initiatives to deliver on endorsed strategies. John has a proven record in leading business evaluations and negotiations across M&A, in-licensing, out-licensing, divestments, and re-negotiations, having closed transactions with financial terms exceeding $60 billion. Currently, he is the head of Global Business Development Operations & Externalization at Takeda Pharmaceuticals. He joined Takeda’s Global Business Development (GBD) team in 2008. His previous roles at Takeda include leading business development activities for the U.S. Business Unit, the gastroenterology therapeutic area, and the immunology & respiratory therapeutic area. He currently serves as a member of the board of directors for iBIO (Illinois Biotechnology Innovation Organization), a role he has held since 2018. Before joining Takeda, John held roles of increasing responsibility at TAP Pharmaceuticals, Unimed Pharmaceuticals, and Abbott Laboratories. His experience spans a diverse set of functions, including licensing, program management, and operations management, all of which will be valuable additions to the Company’s board.

Independence of Directors

As required under the listing standards of the Nasdaq Capital Market, a majority of the members of a listed company’s board of directors must qualify as “independent,” as affirmatively determined by the InMed Board. The InMed Board consults with InMed’s counsel to ensure that the InMed Board’s determinations are consistent with relevant securities and other laws and regulations regarding the definition of “independent,” including those set forth in pertinent listing standards of Nasdaq, as in effect from time to time.

Consistent with these considerations, based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, the InMed Board has determined that each of its directors (other than Mr. Adams) is “independent” as that term is defined under the applicable rules of the SEC and Nasdaq and Canadian securities laws. In addition, the InMed Board has determined that the directors who comprise the Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee, satisfy the independence standards for those committees established by applicable SEC and Nasdaq rules and Canadian securities laws.

InMed Board Leadership Structure

The Company currently separates the roles of Chief Executive Officer and Chair of the InMed Board. The InMed Board believes that having an independent, non-executive chair increases the independent oversight of the Company and enhances the InMed Board’s objective evaluation of the Chief Executive Officer; provides the Chief Executive Officer with an experienced sounding board in the Chair; and provides an independent spokesperson for the Company.

Eric A. Adams was appointed to the role of Chief Executive Officer and President in June 2016. Mr. Adams has been with the Company for eight years and has been a key player in driving the Company’s growth including of its research and development programs, strengthening the leadership team, implementing capital strategy and ensuring effectiveness of operations. The InMed Board believes Mr. Adams’ primary role should be to lead and manage the day-to-day operations of the Company.

Andrew Hull was appointed Chair of the InMed Board in December 2022. The Chair of the InMed Board is expected to organize the InMed Board activities to enable the InMed Board to effectively guide, oversee and hold management accountable. To fulfill that role, the Chair of the InMed Board is expected to create and maintain an effective working relationship with the Chief Executive Officer and other members of the InMed Board; provide the Chief Executive Officer on-going direction as to the InMed Board’s needs, interests and opinions; and ensure that the InMed Board agenda is appropriately directed to the matters of greatest importance to the Company. The Chair of the InMed Board is expected to preserve the distinction between management and oversight, ensuring that management develops a corporate strategy and the InMed Board reviews and expresses its views on the corporate strategy. In addition, the Chair of the InMed Board’s roles include but are not limited to: (i) advising the Chief Executive Officer as to an appropriate schedule of InMed Board meetings, (ii) seeking to ensure that the directors can perform their duties responsibly while not interfering with on-going Company operations, (iii) approving, with the Chief Executive Officer, an agenda and the meeting schedules for the InMed Board and InMed Board committee meetings, (iv) advising the Chief Executive Officer as to the quality, quantity and timeliness of the information submitted to the InMed Board by the Company’s management for the directors to perform their duties, (v) calling meetings of the directors, and (vi) acting as the principal liaison between the directors and the Chief Executive Officer on sensitive issues.

Role of the InMed Board in Risk Oversight

The InMed Board plays an active role, as a whole and also at the committee level, in overseeing the management of risks. The InMed Board is responsible for general oversight of risks and regular review of information regarding risks, including operational risks. The Compensation Committee is responsible for overseeing the management of risks relating to the executive compensation plans and arrangements. The Audit Committee is responsible for overseeing the management of risks relating to credit, liquidity, accounting matters and financial reporting. The Nominating and Corporate Governance Committee is responsible for overseeing the management of risks associated with the independence of the InMed Board and potential conflicts of interest. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire Board is regularly informed through discussions from committee members about such risks.

Attendance at Meetings of the InMed Board

The InMed Board met nine times and acted by written consent on several occasions in fiscal year 2026. No director attended less than 75% of the meetings of the InMed Board and its committees on which he or she served.

In addition, as provided in InMed’s Terms of Reference and Guidelines for Directors, all directors are expected to be able to dedicate sufficient time to ensure the diligent performance of his or her duties on InMed’s behalf, including attending InMed Board and applicable committee meetings as well as the annual meetings of shareholders.

Information Regarding Committees of the InMed Board

The InMed Board has four committees: (a) an Audit Committee, (b) a Compensation Committee, (c) a Nominating and Corporate Governance Committee, and (d) a Strategic Committee, each of which operates pursuant to a charter or mandate adopted by the InMed Board. The following table provides membership of each InMed Board committee (other than the Strategic Committee, which is composed of all four independent directors and chaired by Andrew Hull).

Name	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Nicole Lemerond	I	C	I
Andrew Hull		I	I
Neil Klompas	C		I
John Bathery	I	I	C

C= Committee Chairperson

I=Independent Committee Member

Below is a description of the InMed Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee and the Strategic Committee. Each such committee has authority to engage legal counsel or other experts or consultants, as it deems necessary to carry out its responsibilities. The InMed Board has determined that each member of each such committee meets the applicable Nasdaq rules and regulations regarding “independence” and each member is free of any relationship that would impair his or her individual exercise of independent judgment with regard to InMed.

Audit Committee

The Audit Committee assists the InMed Board in overseeing and monitoring the Company’s financial reporting process, compliance with legal and regulatory requirements and the Company’s internal and external audit processes. The Audit Committee’s role and responsibilities are set forth in the charter adopted by the InMed Board, which is available on the Company’s website at www.inmedpharma.com/about/corporate_governance/. The Audit Committee reviews and reassesses the charter annually and recommends any changes to the InMed Board for approval. The Audit Committee is responsible for overseeing the overall financial reporting process, and for the appointment, compensation, retention, and oversight of the work of the Company’s independent registered public accounting firm.

The Audit Committee is currently composed of three members of the InMed Board, each of whom meets the independence requirements under the applicable listing standards of Nasdaq, the SEC rules and the applicable Canadian securities laws. The Audit Committee is currently composed of Mr. Klompas (Chair), Ms. Lemerond, and Mr. Bathery. The Audit Committee met four times during the fiscal year ended June 30, 2026. Our Board has determined that each member of the Audit Committee is “independent” as that term is defined in Nasdaq rules and has sufficient knowledge in financial and auditing matters to serve on the Audit Committee. In addition, our Board has determined that each member of the Audit Committee meets the heightened independence requirements for Audit Committee members required under Section 10A of the Exchange Act and related SEC and Nasdaq rules. Our Board has determined that Mr. Klompas is an “audit committee financial expert,” as defined in Item 407(d)(5)(ii) of Regulation S-K.

Compensation Committee

The Compensation Committee acts on behalf of the InMed Board to determine and approve the compensation of executive officers of the Company and to provide oversight of the Company’s global compensation philosophy. The committee oversees the Company’s compensation plans, including equity compensation plans and plans applicable to directors and senior management. The purpose of the Compensation Committee is also to establish a plan of continuity for executives and other key employees, and to ensure a broad plan of executive compensation is established that is competitive and incentivizing in order to attract and retain the executive management and other key employees of InMed and to oversee compliance by executive management with the Company’s Code of Conduct.

The Compensation Committee is currently comprised of three members, all of whom are “independent” under the applicable rules and regulations of the SEC and Nasdaq and applicable Canadian securities laws. The Compensation Committee is currently composed of Ms. Lemerond (Chair), Mr. Hull and Mr. Bathery. Each of these individuals has been involved in establishing compensation for executive-level employees and has direct experience in negotiating executive employment agreements. Additionally, they have been entrusted on behalf of their respective organizations to make important strategic decisions as they pertain to proper resource allocation to maximize the likelihood of corporate success.

Any Compensation Committee member may be removed or replaced at any time by the InMed Board and shall cease to be a member upon ceasing to be a director of the Company. Each member shall hold office until the close of the next annual general meeting of Shareholders of the Company or until the member resigns or is replaced, whichever first occurs.

The Compensation Committee held five minuted meetings and several additional ad hoc teleconferences during the fiscal year ended June 30, 2026. The Compensation Committee is required to meet at least annually. Additional meetings may be held as deemed necessary by the Chair of the Compensation Committee or as requested by any member. A quorum for the transaction of business at all meetings of the Compensation Committee is a majority of the authorized number of members. Questions arising at any meeting shall be determined by a majority of votes of the members present, and in case of an equality of votes the Chair of the Compensation Committee shall have a second casting vote.

The Chair of the Compensation Committee shall:

(a)	Call and conduct the meetings of the Compensation Committee.

(b)	Be entitled to vote to resolve any ties.

(c)

Prepare and forward to members of the Compensation Committee the agenda for each meeting of the Compensation Committee, and include, in the agenda, any items proposed for inclusion in the agenda by any member of the Compensation Committee.

(d)	Review with the Chief Executive Officer the Company’s policies and strategies in determining the compensation of its executive management.

(e)	Engage, on behalf of the Compensation Committee and the InMed Board, independent consultants to advise the Compensation Committee on the compensation strategies and policies of the Company.

(f)	Appoint a secretary to take minutes of the meetings of the Compensation Committee.

(g)	Ensure that the Compensation Committee meetings are conducted in an efficient, effective and focused manner.

Subject to the powers and duties of the InMed Board, the InMed Board has delegated to the Compensation Committee the following powers and duties to be performed by the Compensation Committee on behalf of and for the InMed Board. The Compensation Committee shall:

(a)	Review the organizational structure and report any significant organizational changes, along with the Compensation Committee’s recommendations, to the InMed Board.

(b)

Review and approve corporate goals and objectives relevant to Chief Executive Officer compensation, evaluating the Chief Executive Officer’s performance in light of those corporate goals and objectives, and determining (or making recommendations to the InMed Board with respect to) the Chief Executive Officer’s compensation level based on this evaluation.

(c)	Review the compensation philosophy and guidelines for Executive Management, for recommendation to the InMed Board for its consideration and approval.

(d)	Review and recommend the compensation of each member of executive management and report its broad conclusions to the InMed Board for its consideration and approval.

(e)

Recommend to the InMed Board for consideration and approval any short-term incentive plan, long term incentive plan, stock option plan, omnibus securities-based compensation or other incentive plan, pension plan or employee benefit plan to be granted to executive management and guidelines with respect thereto.

(f)	With respect to the granting of securities-based compensation to Executive Management:

(i)	in conjunction with management, administer such incentive plans or other benefit plans as determined and established by the InMed Board to be granted to Executive Management;

(ii)

review management’s recommendations for and, subject to confirmation by the InMed Board, approve the granting of securities-based awards under any incentive plan to executive management and other key employees of the Company and its direct and indirect subsidiaries; and

(iii)

suggest and review any amendments which the Compensation Committee considers necessary to any incentive plan and make recommendations to the InMed Board with respect to those amendments; provided, however, that all amendments to such plans shall be subject to the consideration and approval of the InMed Board.

(g)	Recommend the directors’ compensation plan to the InMed Board.

(h)	Within any guidelines established by the InMed Board:

(i)	in conjunction with management, administer the matching contribution plan, if any; and

(ii)

suggest and review any amendments which the Compensation Committee considers for the matching contribution plan, if any, and make recommendations to the InMed Board for the consideration and approval of the InMed Board; provided, however, that all amendments to such plans be subject to the consideration and approval of the InMed Board.

(i)	Subject to the approval of the InMed Board, review and approve benefits other than those applicable to employees generally to be granted to executive management including levels and types of benefits.

(j)	Approve and recommend to the InMed Board any changes in the benefit provisions of any pension plan.

(k)	Consider and make recommendations to the InMed Board for its approval all matters concerning incentive awards, perquisites and other remuneration matters with respect to Executive Management.

(l)	Oversee the selection of and terms of reference for outside consultants to review the executive management and Board compensation programs as appropriate.

(m)

With respect to board of directors of unrelated corporations which operate for-profit and which compensate members of their board and/or significant commitments with respect to non-profit organizations:

(i)	review a limit on the number of such board on which individual members of senior management may participate;

(ii)	receive notice of proposed membership by a member of senior management and upon consultation with the Chief Executive Officer have a right to object to such membership; and

(iii)

confirm in writing, through the Chief Executive Officer, to such member of senior management that the Company shall not indemnify the employee nor be exposed to liability with respect to the employee’s participation on such board.

(n)	Review and approve executive and Board compensation disclosure in the annual information circular and other disclosure documents before such information is publicly disclosed.

(o)	Have such other powers and duties as delegated to it by the InMed Board.

(p)

The Compensation Committee may annually develop a calendar of activities or forward agenda to be undertaken by the Compensation Committee for each ensuing year and to submit the calendar/agenda in the appropriate format to the InMed Board following each annual general meeting of Shareholders.

The Compensation Committee shall report to the InMed Board at its next regular meeting all such action it has taken since the previous report.

The Compensation Committee is authorized to request the presence at any meeting, but without voting rights, of a representative from the external advisors, senior management, legal counsel or anyone else it considers to be able contribute substantively to the subject of the meeting and assist in the discussion and consideration of the business of the Compensation Committee, including directors, officers and employees of the Company. The Compensation Committee has a charter, which is available on the Company’s website at www.inmedpharma.com/investors/corporate-governance/.

None of the expected members of the Combined Company’s compensation committee has at any time been one of the officers or employees of the Combined Company. None of the Combined Company’s expected executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers that is or are expected to serve on the Combined Company board of directors or compensation committee following the completion of the Merger.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is appointed by the Board to ensure that the Board is appropriately constituted to meet its fiduciary obligations to the Company and the Shareholders. The Nominating and Corporate Governance Committee assists in monitoring and shaping the corporate governance of the Company and assists the Board in connection with Board nominations matters. The Nominating and Corporate Governance Committee evaluates the structure and membership of the Board and its committees and assesses the qualifications of prospective nominees to the InMed Board. In evaluating director candidates, the Nominating and Corporate Governance Committee considers factors it deems relevant, including, at a minimum, each member and nominee’s general understanding of marketing, finance, accounting, research and development, business development or other elements relevant to the success of a publicly traded company in the current business environment, understanding of the business on an operational level, integrity, education and professional background, and willingness to devote time to the InMed Board’s duties.

In addition, the Nominating and Corporate Governance Committee evaluates each individual in the context of the InMed Board as a whole, with the objective of recommending individuals that can best perpetuate the success of the business and represent shareholder interests through the exercise of sound business judgment using their diversity of experience, including the differences in viewpoints and skills in various areas. The Nominating and Corporate Governance Committee oversees Chief Executive Officer and senior management succession planning. The process focuses on building management depth, considers continuity and stability within the Company, and responds to the Company’s evolving needs and changing circumstances.

The Nominating and Corporate Governance Committee focuses on improving the diversity of the InMed Board, although the Nominating and Corporate Governance Committee does not have a formal written policy regarding diversity of director nominee candidates to specifically consider diversity in regards to ethnicity, gender, race or age in assessing the qualifications of director nominees.

The Nominating and Corporate Governance Committee periodically reviews and assesses the adequacy of the Company’s Code of Conduct and makes recommendations to the InMed Board regarding any amendments, modifications or waivers of the provisions thereof. A copy of the most up-to-date version of the Company’s Code of Conduct is available within the “Investors” section on the Company’s website located at www.inmedpharma.com/about/corporate_governance/ and on SEDAR+ at www.sedarplus.ca/. A copy of the Code of Conduct is also available free of charge in print to any Shareholder upon written request to Suite 1445-885 West Georgia St., Vancouver, British Columbia, Canada V6C 3E8, Attention: Secretary. The Company will post amendments to the Code of Conduct or waivers of the same for directors and executive officers on the “Investors” section on the Company’s website located at https://www.inmedpharma.com/about/corporate_governance/.

The Nominating and Corporate Governance Committee is currently composed of four members of the InMed Board, each of whom meets the independence requirements under the applicable listing standards of Nasdaq, the SEC rules and the applicable Canadian securities laws. The Nominating and Corporate Governance Committee is currently composed of Mr. Bathery (Chair), Ms. Lemerond, Mr. Hull and Mr. Klompas. The InMed Board has adopted a written charter for the Nominating and Corporate Governance Committee, which is available on the Company’s website. The Nominating and Corporate Governance Committee met four times during the fiscal year ended June 30, 2026.

Shareholders desiring to make recommendations for candidacy to the InMed Board in future years should submit such recommendations to the Secretary of the Company at Suite 1445-885 West Georgia St., Vancouver, British Columbia, Canada V6C 3E8. The Nominating and Corporate Governance Committee will, as a policy, evaluate candidates properly proposed by Shareholders in the same manner as all other candidates.

Strategic Committee

On April 17, 2026, the InMed Board established a Strategic Committee composed of four independent directors: Messrs. Hull (Chair), Klompas and Bathery and Ms. Lemerond. The Strategic Committee was established to evaluate, consider, make recommendations to the InMed Board and implement opportunities to maximize shareholder value, including, without limitation, through financings, mergers and acquisitions, partnerships, business development or other strategic opportunities. The Strategic Committee evaluated the proposed Merger and made recommendations to the InMed Board with respect thereto. For more information regarding the Strategic Committee’s role in connection with the Merger, see “The Merger” beginning on page 143 of this proxy statement/prospectus.

The Strategic Committee has the authority to engage, at the expense of InMed, such outside advisors as it determines necessary or advisable to carry out its duties, including legal and financial advisors, and to establish the compensation of such advisors. The Strategic Committee meets as many times as it considers necessary to carry out its responsibilities effectively, and two members constitute a quorum. The Strategic Committee shall continue until it determines that its mandate has been completed, unless otherwise determined by the InMed Board.

Shareholder Communications with the InMed Board

Individuals may communicate with the InMed Board by submitting a letter addressed to the member or members of the InMed Board to whom the communication is directed, care of the Company’s Secretary, at Suite 1445-885 West Georgia St., Vancouver, British Columbia, Canada V6C 3E8. All such communications, other than unsolicited commercial solicitations or communications, will be forwarded to the appropriate director or directors for review.

Corporate Governance Guidelines, Code of Conduct, Insider Trading Policy, Majority Voting Policy and Clawback Policy

The InMed Board has adopted a policy (the “Majority Voting Policy”) providing for majority voting in director elections at any meeting where an “uncontested election” of directors is held. An “uncontested election” means an election where the number of nominees for election as directors is equal to the number of directors to be elected.

Pursuant to the Majority Voting Policy, the forms of proxy circulated in connection with a meeting of Shareholders at which an election of directors is conducted will provide Shareholders with the ability to vote in favour of, or to withhold from voting for, each director nominee. If the number of proxy votes withheld for a particular director nominee is greater than the votes in favour of that nominee, the director nominee is required to submit his or her resignation to the Chair of the InMed Board. Following receipt of a resignation, the Nominating and Corporate Governance Committee will consider whether to accept the offer of resignation and recommend to the InMed Board whether or not to accept it. Absent exceptional circumstances, the InMed Board will accept the resignation of the directors in question and will, in any case, publicly disclose a decision within 90 days following the applicable meeting of Shareholders. If a resignation is accepted, the InMed Board may, in accordance with the Company’s Articles and the BCBCA, appoint a new director to fill the vacancy created by the resignation, reduce the size of the InMed Board, leave the vacancy open, call a special meeting to fill the vacancy, or any combination of the foregoing. In the event that any director who received a greater number of proxy votes withheld than votes in favour of such director’s election does not tender his or her resignation in accordance with the Majority Voting Policy, they will not be re-nominated by the InMed Board.

The InMed Board has adopted an Insider Trading Policy governing the purchase, sale, and/or other dispositions of the Company’s securities by directors, officers and employees, that are reasonably designed to promote compliance with insider trading laws, rules and regulations, and Nasdaq listing standards applicable to the Company. A copy of the Company’s Insider Trading Policy is available on the Company’s website at www.inmedpharma.com/about/corporate_governance/. Under the Company’s Insider Trading Policy, executive officers and directors of the Company are not permitted to purchase financial instruments (including prepaid variable contracts, equity swaps, collars or units of exchange funds) that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held directly or indirectly by the executive officer or director.

In addition to the Majority Voting Policy and the Insider Trading Policy, the InMed Board has adopted an Auditor Services Pre-Approval Policy, Corporate Disclosure Policy, Related Person Transaction Approval Policy, Code of Conduct, Whistle Blower Policy and Terms of Reference for the InMed Board, Chair of the InMed Board, Audit Committee, Nominating and Corporate Governance Committee, and Compensation Committee, the text of each of which can be found on the Company’s website at www.inmedpharma.com/about/corporate_governance/.

The InMed Board also adopted a clawback policy in which InMed may seek the recovery or forfeiture of incentive compensation paid by InMed, including cash, equity or equity-based compensation, in the event InMed restate its financial statements under certain circumstances. The clawback policy applies to InMed’s Section 16 officers, any employee who was eligible to receive incentive compensation and whose conduct contributed to the need for a restatement, and any other former Section 16 officer or other employee who contributed to the need for such restatement. A copy of the clawback policy has been filed as Exhibit 97.1 to InMed’s Annual Report on Form 10-K for the year ended June 30, 2025, filed with the SEC on September 23, 2025 (incorporated by reference to Exhibit 97.1 to InMed’s Annual Report on Form 10-K filed with the SEC on September 30, 2024).

Current Auditors

CBIZ CPAs P.C. are the current auditors of InMed and were initially appointed following the resignation of the former auditors of InMed, Marcum LLP (“Marcum”), who resigned following the acquisition of Marcum’s attest business by CBIZ. CBIZ has been the auditor of InMed since June 12, 2025 and audited the financial statements of InMed for the fiscal year ended June 30, 2025.

INMED EXECUTIVE COMPENSATION

Unless otherwise indicated or the context otherwise requires, references in this section to “InMed,” the “Company,” “we,” “us,” “our” and other similar terms refer to InMed and its subsidiaries.

As a smaller reporting company, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. These include, but are not limited to, reduced disclosure obligations regarding executive compensation in our proxy statements, including the requirement to include a Compensation Discussion and Analysis, and provide information relating to the ratio of total compensation of our Chief Executive Officer or President to the median of the annual total compensation of all of our employees. We have elected to comply with the scaled disclosure requirements applicable to smaller reporting companies.

Summary Compensation Table

The following table represents information regarding the total compensation awarded to, earned by or paid to the named executive officers during the fiscal years ended June 30, 2026, June 30, 2025 and June 30, 2024.

Name and principal position	Fiscal year	Salary(1) ($)	Bonus(1) ($)	Option- based awards(2) ($)	All other compensation ($)	Total compensation ($)
Eric A. Adams President, Chief Executive Officer and Director	2026 2025 2024	305,142 301,630 294,100	39,809 75,499 73,500	34,326 19,844 47,800	Nil Nil Nil	379,277 396,973 415,400
Netta Jagpal(3) Chief Financial Officer	2026 2025 2024	249,319 243,142 87,600	28,952 48,671 19,100	17,654 11,907 13,800	Nil Nil Nil	295,925 303,720 120,500
Michael Woudenberg Chief Operating Officer	2026 2025 2024	283,066 279,288 272,000	28,952 55,928 54,400	17,654 11,907 22,800	Nil Nil Nil	329,672 347,123 349,200
Eric Hsu Senior Vice President, Preclinical Research & Development	2026 2025 2024	271,154 267,942 261,000	21,714 46,949 45,700	12,750 8,732 15,800	Nil Nil Nil	305,618 323,623 322,500

(1)

Salaries and bonuses were paid in Canadian dollars, and have been converted from Canadian dollars to United States dollars using a conversion rate of C$0.7238 to $1.00 for the fiscal year ended June 30, 2026 (being the 12-month average rate for Canadian dollars in terms of the United States dollar as of June 30, 2026, as quoted by the Bank of Canada), C$0.7330 to $1.00 for the fiscal year ended June 30, 2025 (being the rate for Canadian dollars in terms of the United States dollar on June 30, 2025, as quoted by the Bank of Canada), and C$0.7306 to $1.00 for the fiscal year ended June 30, 2024 (being the rate for Canadian dollars in terms of the United States dollar on June 30, 2024, as quoted by the Bank of Canada).

(2)

The amounts reported represent the aggregate grant date fair value of the stock options granted, computed in accordance with FASB ASC Topic 718. Such grant date fair values do not take into account any estimated forfeitures. The amounts reported in this column reflect the accounting cost for these stock options and do not correspond to the actual economic value that may be received upon the exercise of the stock options or any sale of the underlying common shares. The valuation methodology used to determine the fair value of the options issued during the period is the Black-Scholes option-pricing model. The Black-Scholes model requires the use of a number of assumptions including the volatility of the stock price, the average risk-free interest rate, and the weighted average expected life of the options. Risk-free interest rates are calculated based on continuously compounded risk-free rates for the appropriate term. The dividend yield is assumed to be zero as InMed has never paid or declared any cash dividends on the InMed Common Shares and does not intend to pay dividends on the InMed Common Shares in the foreseeable future. The expected forfeiture rate is estimated based on management’s best assessment.

(3)	Netta Jagpal was appointed Chief Financial Officer of the Company on February 20, 2024.

The Company is party to the following formal employment agreements with its NEOs. See “Termination and Change in Control” for further details.

Eric A.Adams

The Company entered into an initial employment agreement with Mr. Adams, effective June 16, 2016, providing for compensation at an initial annual base salary of C$120,000. After several annual compensation reviews and updates thereto, on July 1, 2023, Mr. Adams’ annual base salary was increased to C$400,000 and was further increased to C$412,000 effective July 1, 2024, and further increased to C$422,000 effective July 1, 2025. Mr. Adams’ employment agreement provides that he is eligible to be considered for an annual discretionary bonus which will be subject to the approval of the Board and the Compensation Committee, in their sole discretion, on an annual basis in accordance with the annual performance and compensation review process. Additionally, other benefits include eligibility to participate in the insurance benefits plan of the Company, if any, and vacation entitlement of thirty (30) days per calendar year.

Michael Woudenberg

The Company entered into an initial employment agreement with Mr. Woudenberg, effective September 20, 2018, providing for compensation at an initial annual base salary of C$270,000. After several annual compensation reviews and updates thereto, on July 1, 2023, Mr. Woudenberg’s annual base salary was increased to C$370,000 and was further increased to C$381,500 effective July 1, 2024, and further increased to C$391,500 effective July 1, 2025. Mr. Woudenberg’s employment agreement provides that he is eligible to be considered for an annual discretionary bonus which will be subject to the approval of the Board and the Compensation Committee, in their sole discretion, on an annual basis in accordance with the annual performance and compensation review process. Additionally, other benefits include eligibility to participate in the insurance benefits plan of the Company, if any, and vacation entitlement of thirty (30) days per calendar year.

Netta Jagpal

Effective February 20, 2024, the Company entered into an employment agreement with Ms. Jagpal providing for an initial base salary of C$326,000. After an annual compensation review and update thereto, on July 1, 2024, Ms. Jagpal’s annual base salary was increased to C$332,000 and further increased to C$345,000 effective July 1, 2025. Ms. Jagpal’s employment agreement provides that she is eligible to be considered for an annual discretionary bonus which will be subject to approval of the Board and the Compensation Committee, in their sole discretion, on an annual basis in accordance with the annual performance and compensation review process. Additionally, other benefits include eligibility to participate in the insurance benefits plan of the Company, if any, and vacation entitlement of twenty-five (25) days per calendar year.

Eric Hsu

The Company entered into an initial employment agreement with Mr. Hsu effective March 8, 2018, providing for compensation at an initial annual full-time base salary of C$240,000. After several annual compensation reviews and updates thereto, on July 1, 2023, Mr. Hsu’s annual base salary was increased to C$355,000 and was further increased to C$366,000 effective July 1, 2024, and was further increased to C$375,000 effective July 1, 2025. Mr. Hsu’s employment agreement provides that he is eligible to be considered for an annual discretionary bonus which will be subject to the approval of the Board and the Compensation Committee, in their sole discretion, on an annual basis in accordance with the annual performance and compensation review process. Additionally, other benefits include eligibility to participate in the insurance benefits plan, if any, and vacation entitlement of thirty (30) days per calendar year.

Incentive Plan Awards

Outstanding Equity Awards at Fiscal Year-End

The following table presents information regarding outstanding equity awards held by the NEOs as of June 30, 2026:

Option Awards

Name	Number of Securities Underlying Unexercised Options Exercisable (#)		Number of Securities Underlying Unexercised Options Unexercisable (#)		Exercise Price ($)	Expiration Date
Eric A. Adams	250	(1)	—		700.00	10/17/2026
	750	(1)	—		35.60	12/15/2027
	5,670	(2)	1,130	(2)	7.40	12/22/2028
	3,132	(2)	3,118	(2)	4.14	12/19/2029
	5,838	(2)	29,162	(2)	1.29	12/18/2030
Michael Woudenberg	60	(1)	—		700.00	10/17/2026
	10	(1)	—		505.0035	2/22/2027
	375	(1)	—		35.60	12/15/2027
	2,710	(2)	540	(2)	7.40	12/22/2028
	1,878	(2)	1,872	(2)	4.14	12/19/2029
	3,000	(2)	15,000	(2)	1.29	12/18/2030
Eric Hsu	70	(1)	—		700.00	10/17/2026
	210	(1)	—		35.60	12/15/2027
	1,878	(2)	372	(2)	7.40	12/22/2028
	1,382	(2)	1,368	(2)	4.14	12/19/2029
	2,170	(2)	10,830	(2)	1.29	12/18/2030
Netta Jagpal	1,948	(2)	552	(2)	7.40	2/19/2029
	1,878	(2)	1,872	(2)	4.14	12/19/2029
	3,000	(2)	15,000	(2)	1.29	12/18/2030

(1)	These options vest 25% every 6 months after grant date over a period of 24 months.
(2)	These options vest in equal instalments monthly, in arrears, over 36 months.

Stock Option Plan

Pursuant to the Company’s 2017 Amended Stock Option Plan, as amended, approved by Shareholders at the Company’s special meeting on March 24, 2017 and amended on November 20, 2020 (the “Option Plan”), the Board may, from time to time, in its discretion and in accordance with applicable securities exchange requirements, grant to directors, officers, employees and consultants of the Company (each, an “Optionee”), non-transferable options to acquire Common Shares (the “Options”), provided that the number of Common Shares reserved for issuance will not exceed 20% of the issued and outstanding Common Shares at the date the Options are granted (on a non-diluted basis), exercisable for a period of up to ten years from the date of grant.

The exercise price and the term of Options are determined by the Board and are subject to approval by the securities exchange on which the Company’s securities are listed. However, the exercise price cannot be lower than the greater of the closing market prices of the Common Shares on the trading day prior to the date of grant of the Options and the date of grant of the Options.

In the event an Optionee dies prior to the expiry of their option, their legal representatives may, by the earlier of:

a)	one year from the date of the Optionee’s death (or such lesser period as may be specified by the Board at the time of granting the Option); and
b)	the expiry date of the Option; exercise any portion of such Option.

If an Optionee ceases to be a director, officer, employee or consultant for any reason other than death, their Option shall terminate as specified by the Board at the time of granting the Option, and all rights to purchase Common Shares under such Option shall cease and expire and be of no further force or effect.

Subject to securities exchange policies, if any Option granted under the Option Plan shall expire or terminate for any reason without having been exercised in full, such unexercised Options shall become available for future Option grants under the Option Plan.

The Board may amend the Option Plan, subject to, as the case may require, the approvals of the securities exchange, or the Optionees who have been granted Options.

The full text of the Option Plan is available at www.sec.gov and will be supplied free of charge to Shareholders upon written request made directly to the Company at its registered head office located at Suite 1445-885 West Georgia St., Vancouver British Columbia, Canada V6C 3E8, Attention: President and Chief Executive Officer.

Pension Plan Benefits

During the Company’s most recently completed financial/fiscal year, the Company and its direct and indirect subsidiaries did not have a defined benefit plan, deferred contribution plan, deferred compensation plan or pension plan.

Termination and Change in Control Benefits

The Company does not have any pension or retirement plan which is applicable to the NEO’s. The Company has not provided compensation, monetary or otherwise, during the most recently completed fiscal year ended June 30, 2026, to any person who now or previously has acted as an NEO of the Company, in connection with or related to the retirement, termination or resignation of such person, and the Company has provided no compensation to any such person as a result of a change of control of the Company. In the case of resignation, retirement or termination of employment with cause, every NEO contract provides there will be no severance payment made. However, the NEO would be entitled to any vacation due.

The Company has employment agreements with its NEOs which include termination and change of control provisions as described below. The change of control provisions recognize the critical nature of these positions and the individuals involved and the requirement to protect the individuals from disruption to their engagement in the event of a change of control of the Company. The change of control provisions are designed to treat the individuals in a manner consistent with industry standards for executives in similar positions.

For the purposes of the employment agreements with the NEOs, “Change in Control” is defined as (i) the sale of all or substantially all of the assets of the Company to an unrelated person or entity; (ii) a merger, reorganization, or consolidation involving the Company in which the shares of the voting stock outstanding immediately prior to the transaction represent or are converted into or exchanged for securities of the surviving or resulting entity that immediately upon completion of the transaction, represents 51% or less of the outstanding voting power of the surviving or resulting entity; (iii) the acquisition of all or a majority of the outstanding voting stock of the Company in a single transaction or a series of related transactions by a person or group of persons; or (iv) any other acquisition of the business of the Company, as determined by the Board (but any public offering by the Company or another capital raising event, or a merger effected solely to change the Company’s domicile does not constitute a Change in Control).

For the purposes of the employment agreements with the NEOs and in the context of a Change in Control, “Good Reason” is defined as the occurrence of any of the following events without the NEO’s prior written consent: (i) a change in the NEO’s position which materially reduces the NEO’s responsibilities from the responsibilities in effect immediately prior to the Change in Control; (ii) a reduction by the Company of the NEO’s base salary or target bonus percentage, except for an across-the-board salary reduction affecting all senior executives of the Company; or (iii) a relocation of the NEO’s principal place of employment by more than 30 kilometres.

The employment agreements with the NEOs provide that if, following a Change in Control, the Company terminates the NEO’s employment with the Company without cause or the NEO resigns from his/her employment with the Company for Good Reason, then the NEO will be entitled to a Change in Control Severance Amount.

The actual amounts that the NEO would receive upon termination of employment can only be determined at the time of termination and is based on the number of months of base salary at that time. The following table provides a description of the severance requirements and the estimated corresponding value that the NEO that were employed by the Company at the end of the financial year would have received if the termination had occurred on June 30, 2026:

	Termination without cause		Change in Control
	Description(1)	Value ($)(2)	Description(1)	Value ($)(2)
Eric A. Adams President, Chief Executive Officer and Director	24 months’ salary plus Average Bonus Payment	672,531	24 months’ salary plus Average Bonus Payment	672,531
Michael Woudenberg Chief Operating Officer and Sr. Vice President, CMC	12 months’ Base Salary plus one month per year of employment beyond 5 years, up to a maximum of 18 months total, plus Average Bonus Payment	376,157	18 months’ salary plus Average Bonus Payment	470,512
Eric Hsu Senior Vice President, Preclinical Research & Development	12 months’ Base Salary plus one month per year of employment beyond, up to a maximum of 18 months total, plus Average Bonus Payment	376,622	12 months’ salary plus Average Bonus Payment	308,834
Netta Jagpal Chief Financial Officer	If terminated during initial 12 months from effective date of employment, 6 months base salary; if terminated after 12 months of service, then 12 months of salary plus one month per year, up to 18 months total; plus Average Bonus Payment	301,798	12 months plus one month per year, up to 18 months total; plus Average Bonus Payment	301,798

(1)

Average Bonus Payment is equal to the average of the actual bonus payments, if any, made to the named executive officer from the previous three calendar years preceding the date of termination, pro-rated for the then current year up to and including the date of termination.

(2)

All amounts have been converted from Canadian dollars to United States dollars using a conversion rate of C$0.7238 to $1.00, being the closing rate for Canadian dollars in terms of the United States dollar as of June 30, 2026, as quoted by the Bank of Canada.

INMED NON-EMPLOYEE DIRECTOR COMPENSATION

Director compensation is limited strictly to non-management directors. InMed’s director compensation philosophy is as follows:

•	to provide a compensation level that will attract exceptionally experienced and skilled candidates and encourage them to play an active role in the strategic development of InMed;

•	to compensate for InMed Board work and work on InMed Board committees; and

•	to provide stock-based compensation to align director compensation with increases in long-term shareholder value.

Stock-Based Compensation

In addition to any stock options granted to new directors upon becoming a member of the InMed Board, on an annual basis and immediately after election of directors at each annual general meeting of shareholders, each non-management director shall be granted stock options, priced as of the close of market on the date of InMed’s annual general meeting, vesting 100% on the one year anniversary of the grant date or immediately prior to the following year’s annual general meeting of shareholders, whichever is sooner, and expiring five years after date of grant.

Annual Cash Retainers

Up to October 1, 2024, directors received an annual retainer of $35,000 each, plus annual committee participation fees of $15,000 each. The Chair of the InMed Board received an additional fee of $25,000.

Effective October 1, 2024, each non-employee director’s annual retainer was set at $50,000, which was inclusive of committee participation fees. The Chair of the InMed Board receives an additional fee of $10,000 per year. For committee chairmanships, directors are eligible to receive up to an additional $10,000 per year for serving as the Chair of the Audit Committee and up to an additional $5,000 per year for serving as the Chair of the Compensation Committee. Currently, no additional fees are paid to the Chair of the Nominating and Corporate Governance Committee. All fees are paid quarterly, in arrears.

Effective January 1, 2026, the following compensation schedule was set for non-employee directors. All fees are paid quarterly, in arrears.

	Andrew Hull Board Chair	Neil Klompas Audit Committee Chair	Nicole Lemerond Compensation Committee Chair	John Bathery Nominating and Corporate Governance Committee Chair
Board Fee	$35,000	$35,000	$35,000	$35,000
Chair Fee	$30,000	$21,000	$11,000	$8,000
Audit Committee Fee	—	—	$7,500	$7,500
Compensation Committee Fee	$5,000	—	—	$5,000
Corporate Governance Committee Fee	$4,000	$4,000	$4,000	—
Total	$74,000	$60,000	$57,500	$55,500

There are no other compensation elements for directors such as meeting fees or per diems. If a director travels on behalf of InMed, they are reimbursed for reasonable out-of-pocket expenses.

The following table summarizes total director compensation earned for the fiscal year ended June 30, 2026 and does not include compensation of Mr. Adams, our President and Chief Executive Officer, which compensation for the fiscal years ended June 30, 2026, June 30, 2025 and June 30, 2024 is set out under “InMed Executive Compensation – Summary Compensation Table”):

InMed Directors (all figures in US$)	Annual Director Fees (inclusive of committee membership) ($)	Option -based Awards ($)(3)	Annual Chairman Fee ($)	Committee(1)	Total Annual Fees(2) ($)
Andrew Hull	47,000	1,716	20,000	C, G	68,716
Neil Klompas	42,830	1,716	Nil	A, G	44,546
Nicole Lemerond	56,250	1,716	Nil	C, A, G	57,966
John Bathery	38,464	1,716	Nil	C, A, G	40,181
Bryan Baldasare(4)	26,648	Nil	Nil	A, G	26,648

(1)	A = Audit; C= Compensation; G = Nominating and Corporate Governance Committee.
(2)	Directors’ Fees are paid on a quarterly basis, in arrears, in equal 25% installments of these Total Annual Fees.
(3)

The amounts reported represent the aggregate grant date fair value of the stock options granted, computed in accordance with FASB ASC Topic 718. Such grant date fair values do not take into account any estimated forfeitures. The amounts reported in this column reflect the accounting cost for these stock options and do not correspond to the actual economic value that may be received upon the exercise of the stock options or any sale of the underlying InMed Common Shares.

(4)	Bryan Baldasare did not stand for election at InMed’s 2025 annual general and special meeting of shareholders and ceased to be a director of InMed following such meeting on December 17, 2025.

INMED EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth equity compensation plan information as of June 30, 2026:

Plan Category	Number of securities to be issued upon exercise of outstanding InMed Options	Weighted- average exercise price of outstanding InMed Options	Number of securities remaining available for future issuance under equity compensation plans(2)
Equity compensation plans approved by security holders (1)	185,865	$7.25	216,823
Equity compensation plans not approved by security holders	—	—	—

Total	185,865	$7.25	216,823

Notes:

(1)	Consists of the Option Plan.
(2)

The maximum number of InMed Common Shares issuable under the Option Plan is limited to 20% of the total number of InMed Common Shares issued and outstanding from time to time. Based upon 5,339,436 InMed Common Shares issued and outstanding as at June 30, 2026, a total of 1,067,887 InMed Options may be issued under the Option Plan. InMed filed a Form S-8 with the Securities and Exchange Commission on December 8, 2025 which allows for a maximum of 300,000 InMed Common Shares to be registered pursuant to exercise of InMed Options granted under the Option Plan (“Current Option Pool”). Based on the number of currently issued InMed Options, the maximum number of securities remaining available for future issuance under the current InMed Option pool is 216,823.

MENTARI DIRECTOR COMPENSATION

Peter Harwin was the only person who served as a director of Mentari during 2025, and he did not receive any compensation during 2025. Mentari did not implement a formal non-employee director compensation policy during 2025. It is expected that the Combined Company will implement a non-employee director compensation program that is expected to include an annual cash retainer and annual equity grants.

Michelle Pernice and Julianne Bruno were appointed to serve as members of the Mentari board of directors in 2026. Prior to their appointments, in 2025, in connection with their services as consultants to Mentari, (i) Ms. Pernice received 138,889 shares of Mentari restricted stock, and (ii) Ms. Bruno received 166,667 shares of Mentari restricted stock, in each case, which will vest 25% on August 13, 2026 with an additional 1/48th of the shares vesting thereafter at the end of each successive month, subject to their continued services to Mentari through each vesting date.

MATTERS BEING SUBMITTED TO A VOTE OF INMED SHAREHOLDERS

PROPOSAL NO. 1 - THE NASDAQ SHARE ISSUANCE PROPOSAL

General

At the InMed Shareholders Meeting, InMed will ask its shareholders to approve (i) the issuance of InMed Common Shares, including InMed Common Shares issuable upon conversion of InMed Series A Preferred Shares, to the stockholders of Mentari pursuant to the Merger Agreement, which InMed Common Shares will represent more than 20% of the InMed Common Shares outstanding immediately prior to the First Merger and (ii) the change of control of InMed resulting from the First Merger, pursuant to Nasdaq Listing Rules 5635(a) and 5635(b), respectively.

Immediately after the First Merger, InMed securityholders as of immediately prior to the First Merger are expected to own approximately 1.51% of the outstanding shares of capital stock of the Combined Company (on a fully-diluted basis), and former holders of Mentari securities are expected to own approximately 98.49% of the outstanding shares of capital stock of the Combined Company (on a fully-diluted basis), subject to certain assumptions, including, but not limited to, InMed’s net cash as of closing being equal to $(3.6) million. Under certain circumstances further described in the Merger Agreement, the ownership percentages may be adjusted up or down, including if InMed’s net cash as of closing is less than or greater than ($3.4) million. InMed currently estimates that its Net Cash as of closing will be approximately $(3.6) million, and the currently estimated ownership percentages reflect this projection.

InMed will assume outstanding and unexercised Mentari Options to purchase shares of Mentari Common Stock, Mentari RSUs, and Mentari Warrants to purchase shares of Mentari Common Stock, and such securities will be converted into options to purchase InMed Common Shares, InMed RSUs and Warrants to purchase InMed Common Shares, as applicable, subject to certain adjustments.

The terms of, reasons for and other aspects of the Merger Agreement and the Merger are described in detail in the section of this proxy statement/prospectus titled “The Merger Agreement.” A copy of the Merger Agreement, including the amendment thereto, is attached as Annex A to this proxy statement/prospectus.

Reason for the Proposal

Under Nasdaq Listing Rule 5635(a)(1), a company listed on Nasdaq is required to obtain shareholder approval prior to the issuance of common stock, among other things, in connection with the acquisition of another company’s stock, if the number of shares of common stock to be issued is in excess of 20% of the number of shares of common stock then outstanding. The potential issuance of the InMed Common Shares in the Merger exceeds the 20% under the Nasdaq Listing Rules and is expected to represent approximately 98.49% of InMed Common Shares on a fully-diluted basis immediately following the Merger. Accordingly, in order to ensure compliance with Nasdaq Listing Rule 5635(a)(1), InMed must obtain the approval of InMed shareholders for the issuance of these shares of common stock in the Merger.

Under Nasdaq Listing Rule 5635(b), a company listed on Nasdaq is required to obtain shareholder approval prior to an issuance of stock that will result in a “change of control” of the listed company. It is expected that Nasdaq will determine that the Merger constitutes a “change of control” of InMed. Accordingly, in order to ensure compliance with Nasdaq Listing Rule 5635(b), InMed must obtain the approval of InMed shareholders of the change of control resulting from the Merger.

The Merger is conditioned upon the approval of the Nasdaq Share Issuance Proposal, unless, to the extent permitted by applicable law, each of InMed, the Merger Subs, and Mentari waives such condition. Notwithstanding the approval of the Nasdaq Share Issuance Proposal, if the Return of Capital Proposal or the Redomestication Proposal are not approved or the other closing conditions under the Merger Agreement are not satisfied or waived, the actions contemplated by the Nasdaq Share Issuance Proposal will not be effected.

Certain InMed shareholders have agreed to vote any InMed Common Shares owned by them in favor of the Nasdaq Share Issuance Proposal. See “Agreements Related to the Merger — Support Agreements” beginning on page 213 of this proxy statement/prospectus for more information.

Unless otherwise instructed, it is the intention of the persons named in the accompanying form of proxy to vote shares represented by properly executed forms of proxy “FOR” the approval of the Nasdaq Share Issuance Proposal.

THE INMED BOARD RECOMMENDS A VOTE “FOR” THE NASDAQ SHARE ISSUANCE PROPOSAL.

PROPOSAL NO. 2 – THE RETURN OF CAPITAL PROPOSAL

General

At the InMed Shareholders Meeting, InMed will ask its shareholders to approve a special resolution (the “Return of Capital Resolution”) authorizing InMed to effect one or more reductions of the capital of InMed in respect of the InMed Common Shares (and, in the case of a InMed Legacy Transaction Distribution, the InMed Preferred Shares, if applicable) in connection with distributions to InMed shareholders contemplated by the Merger Agreement, including: (i) the distribution of CVRs to holders of InMed Common Shares (the “CVR Distribution”); (ii) if applicable, a cash distribution on or prior to closing of the Merger to holders of InMed Common Shares in connection with the Pre-Closing Distribution, if the InMed Board deems it advisable; and (iii) if applicable, a distribution on or prior to closing of the Merger of the proceeds of an InMed Legacy Transaction to holders of InMed Common Shares and, if applicable, InMed Preferred Shares in connection with a InMed Legacy Transaction Distribution, if the InMed Board deems it advisable.

Under the BCBCA, a reduction of the capital requires authorization by a special resolution of the shareholders. InMed may not reduce its capital by special resolution if there are reasonable grounds for believing that the realizable value of InMed’s assets would, after the reduction, be less than the aggregate of its liabilities. The InMed Board will not proceed with any reduction of capital contemplated by the Return of Capital Resolution unless it is satisfied, at the time of such reduction, that this solvency condition is met.

Reasons for the Return of Capital Proposal

The Merger Agreement contemplates that InMed will make the CVR Distribution (being the distribution of one CVR per InMed Common Share) prior to the First Effective Time. Under the BCBCA, a distribution to shareholders by way of a reduction of capital requires prior authorization by special resolution. Accordingly, the InMed Board is seeking this authority to ensure that InMed can satisfy its obligations under the Merger Agreement in respect of the CVR Distribution.

In addition, the Merger Agreement permits (but does not require) InMed, at the discretion of the InMed Board, to, if applicable: (i) declare on or prior to closing of the Merger a Pre-Closing Distribution to InMed shareholders if InMed’s Net Cash exceeds negative $3,400,000, and (ii) to effect on or prior to closing of the Merger an InMed Legacy Transaction Distribution of the proceeds of an InMed Legacy Transaction available for distribution in accordance with the terms of the Merger Agreement. Each of these potential distributions, if effected as a return of capital, would likewise require prior authorization by special resolution under the BCBCA. The InMed Board believes it is prudent to obtain this authority now, in a single resolution, rather than reconvening a separate meeting of InMed shareholders at a later date if any such distribution becomes advisable. Obtaining this authority at the InMed Shareholders Meeting avoids the cost, delay and uncertainty of a further proxy solicitation and ensures that the InMed Board retains the flexibility to act in the best interests of InMed shareholders in connection with the Contemplated Transactions.

If the Return of Capital Resolution is not approved by InMed shareholders at the InMed Shareholders Meeting, the InMed Board may nonetheless proceed with the CVR Distribution in respect of the CVRs by way of a dividend under the BCBCA, which does not require shareholder approval, subject to the above-noted statutory solvency test. However, the InMed Board believes it is preferable, from a Canadian tax perspective, to effect the CVR Distribution as a return of capital rather than as a dividend, which requires the shareholder approval sought by this proposal. For a discussion of certain Canadian federal income tax considerations applicable to InMed shareholders in connection with the distributions contemplated by the Return of Capital Resolution, see “Canadian Federal Income Tax Considerations” beginning on page 221 of this proxy statement/prospectus.

The InMed Board has determined that it is advisable and in the best interests of InMed and its shareholders to approve the Return of Capital Resolution. In reaching this determination, the InMed Board considered, among other things, that the CVR Distribution is required by the terms of the Merger Agreement and that InMed shareholders benefit from the optionality of a pre-closing cash distribution or legacy asset distribution if circumstances permit.

Effect of the Return of Capital

If the Return of Capital Resolution is approved, InMed intends, in respect of each distribution, to reduce the capital of InMed in respect of the class or classes of shares to which such distribution is made (being the InMed Common Shares and, in the case of a InMed Legacy Transaction Distribution, the InMed Preferred Shares, if applicable) by an amount equal to the lesser of (a) the aggregate fair market value (as determined by the InMed Board) of the property distributed to the holders of such class, or the aggregate amount of cash distributed to the holders of such class, as applicable, and (b) the capital of InMed in respect of such class immediately prior to such distribution. The InMed Board, in consultation with its advisers, will determine the fair market value of the CVRs for the purpose of effecting the related reduction of capital. Notwithstanding the present intention that distributions be made as a reduction of capital, the InMed Board may determine that it would be desirable to make any such distribution by way of a dividend or otherwise, or by a combination of a return of capital and a dividend, provided that any such distribution is made in accordance with applicable law.

The CVR Distribution will consist of the distribution of one CVR for each InMed Common Share held as of the record date, representing the right to receive contingent payments in connection with one or more InMed Legacy Transactions during the Parent Legacy Transaction Period (as defined in the InMed CVR Agreement), as described in the section titled “Agreements Related to the Merger — InMed CVR Agreement” beginning on page 215 of this proxy statement/prospectus. The Pre-Closing Distribution, if applicable and if declared, is expected to consist of a cash payment calculated in accordance with the Merger Agreement and will be paid on or prior to closing from InMed’s unrestricted cash on hand, which is a component of InMed’s Net Cash as calculated in accordance with the Merger Agreement. The InMed Legacy Transaction Distribution, if applicable and if declared, will consist of the proceeds of an InMed Legacy Transaction available for distribution on or prior to closing in accordance with the terms of the Merger Agreement.

For a discussion of certain Canadian federal income tax considerations applicable to InMed shareholders in connection with the distributions contemplated by the Return of Capital Resolution, see “Canadian Federal Income Tax Considerations” beginning on page 221 of this proxy statement/prospectus.

Dissenters’ Rights

Under the BCBCA, InMed shareholders are not entitled to dissent or appraisal rights with respect to the Return of Capital Resolution because a reduction of capital is not among the corporate actions enumerated in the BCBCA that give rise to statutory dissent rights.

The Merger is conditioned upon the approval of the Return of Capital Proposal, unless, to the extent permitted by applicable law, each of InMed, the Merger Subs, and Mentari waives such condition. Notwithstanding the approval of the Return of Capital Proposal, if the Nasdaq Share Issuance Proposal or the Redomestication Proposal are not approved or the other closing conditions under the Merger Agreement are not satisfied or waived, the actions contemplated by the Return of Capital Proposal will not be effected.

Certain InMed shareholders have agreed to vote any InMed Common Shares owned by them in favor of the Return of Capital Proposal. See “Agreements Related to the Merger — Support Agreements” beginning on page 213 of this proxy statement/prospectus for more information.

Unless otherwise instructed, it is the intention of the persons named in the accompanying form of proxy to vote shares represented by properly executed forms of proxy “FOR” the approval of the Return of Capital Proposal.

THE INMED BOARD RECOMMENDS A VOTE “FOR” THE RETURN OF CAPITAL PROPOSAL.

PROPOSAL NO. 3—THE REDOMESTICATION PROPOSAL

General

At the InMed special meeting, InMed shareholders will be asked to approve the continuation of InMed from a corporation organized under the laws of the Province of British Columbia, Canada (the “Canadian Corporation”) to a corporation organized under the laws of the State of Nevada (the “Nevada Corporation”) and to adopt the resolutions of InMed’s board of directors approving the redomestication (the “Nevada Redomestication Resolution”) included as Annex N to this proxy statement/prospectus, as more fully described in this Proposal No. 3. The proposed redomestication of the Canadian Corporation by continuation under the laws of British Columbia and domestication under the laws of Nevada as the Nevada Corporation is referred to herein as the “Nevada Redomestication.”

Principal Terms of the Nevada Redomestication

If the Nevada Redomestication is approved by InMed shareholders, the Nevada Redomestication will be effected by InMed through a continuation pursuant to Section 308 of the BCBCA as set forth in the continuation application (the “Continuation Application”) included as Annex H to this proxy statement/prospectus, and a domestication pursuant to Section 92A.270 of the Nevada Revised Statutes (as may be amended from time to time, “NRS”) as set forth in the articles of domestication (the “Articles of Domestication”) included as Annex I to this proxy statement/prospectus. Approval of the Redomestication Proposal will constitute approval of the Continuation Application, the Articles of Domestication and the Nevada Articles.

Through the adoption and approval of the Continuation Application, the Articles of Domestication and the Nevada Articles, upon the effectuation of the Nevada Redomestication:

•

InMed will continue in existence as a Nevada corporation and will continue to operate its business under the name “InMed Pharmaceuticals, Inc.” and, following the completion of the Merger, “Mentari Therapeutics, Inc.”

•

The internal affairs of InMed will cease to be governed by British Columbia law and will instead be governed by Nevada law. See “Effects of the Nevada Redomestication—Comparison of Shareholder Rights under British Columbia and Stockholder Rights under Nevada Law” below.

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InMed will cease to be governed by InMed’s amended and restated articles (the “Canadian Articles” or the “InMed Articles”) and will instead be governed by the provisions of the proposed Nevada articles of incorporation (the “Nevada Articles”) and the proposed Nevada bylaws (the “Nevada Bylaws”), forms of which are included as Annex J and Annex K, respectively, to this proxy statement/prospectus. See “Effects of the Nevada Redomestication—Comparison of Rights of Holders of the Canadian Corporation Share Capital and the Nevada Corporation Capital Stock” below.

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The Nevada Redomestication will not result in any change in InMed’s, or following the completion of the Merger, the Combined Company’s, business, management, obligations, assets or liabilities (other than as a result of the transaction costs related to the Nevada Redomestication).

•	Each outstanding common share of the Canadian Corporation will be automatically converted into one outstanding share of common stock of the Nevada Corporation.

•

Each outstanding preferred share of any series of the Canadian Corporation will be automatically converted into one outstanding share of the corresponding series of the preferred stock of the Nevada Corporation.

•	Shareholders of InMed will not be required to exchange their existing share certificates for new stock certificates.

•

Each outstanding option or right to acquire common shares of the Canadian Corporation will continue in existence in the form of and will automatically become an option or right to acquire an equal number of shares of common stock of the Nevada Corporation under the same terms and conditions.

•

The common stock of the Nevada Corporation resulting from the continuation will continue to be traded on Nasdaq under the symbol “INM” and, following the completion of the Merger, “MTRI.” The Nevada Redomestication is not expected to cause any interruption in the trading of such common stock.

If InMed shareholders approve the Nevada Redomestication, InMed and Mentari anticipate that the Nevada Redomestication will become effective prior to the First Merger (the “Nevada Redomestication Effective Time”).

The Nevada Redomestication may be delayed by the InMed Board, or the Continuation Application may be terminated and abandoned by action of the InMed Board, at any time prior to the Nevada Redomestication Effective Time, whether before or after the approval by InMed’s shareholders, if the InMed Board or Mentari Board determines for any reason that such delay or abandonment would be in the best interests of InMed and its shareholders or Mentari and its stockholders, as the case may be. In addition, InMed may face legal challenges to the Nevada Redomestication, including, among others, shareholder challenges under British Columbia law, seeking to delay or prevent the Nevada Redomestication.

Reasons for the Nevada Redomestication

The InMed Board and the Mentari Board believe that there are several reasons the Nevada Redomestication is in the best interests of InMed and its shareholders and, following the completion of the Merger, the Combined Company and its stockholders. In particular, the InMed Board and the Mentari Board believe that the Nevada Redomestication will allow InMed and, following the completion of the Merger, the Combined Company, to take advantage of certain provisions of the corporate laws of Nevada.

The Nevada Redomestication will potentially reduce the risk of opportunistic stockholder demands and litigation for InMed, and, following the completion of the Merger, the Combined Company, and their respective directors and officers, which may allow their respective directors and officers to focus on their respective businesses and save them the cost of such demands and litigation. Within recent years, the increasing frequency and cost of claims directed towards directors and officers of public companies has expanded the risk facing directors and officers of such companies in exercising their duties. For example, from time to time, public companies respond to shareholder books and records inspection requests under the BCBCA relating to records to be kept at its records office, including shareholder lists and other corporate records, purportedly seeking to investigate alleged mismanagement and wrongdoing, which, in turn, causes public companies to expend substantial legal fees and costs in responding to such demands, in addition to the time and distraction for the management team in gathering records and providing information to the company’s lawyers. Such shareholder demands and litigation can be time-consuming and burdensome, both for the directors and officers involved and other members of management and employees. If InMed or, following the completion of the Merger, the Combined Company, were to be targeted by opportunistic stockholder demands or lawsuits, the costs or other consequences of responding to or defending such claims could potentially be borne by InMed or the Combined Company’s respective stockholders through, among other things, indemnification obligations, distraction to InMed or the Combined Company’s respective management and employees, and increased insurance premiums. InMed’s board of directors believes Nevada’s statute-focused approach will better balance the benefits and costs of litigation to InMed, and following the completion of the Merger, the Combined Company, and their respective stockholders since it depends less upon judicial supplementation and revision, and is intended to be stable, predictable and efficient, whereas British Columbia law’s dependence on common law and judicial interpretation may lend itself to greater uncertainty and instability over time.

The Nevada Redomestication will potentially provide InMed and, following the completion of the Merger, the Combined Company’s, respective directors and officers with greater protection, which may help InMed and the Combined Company attract and retain highly qualified management personnel. Under the BCBCA, directors and officers have a duty to act honestly and in good faith with a view to the best interests of the company, and to exercise the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances and in accordance with the BCBCA, its regulations and the articles of the company. However, under the BCBCA, if, in a legal proceeding against a director or officer of the company, the court finds that the officer or director is or may be liable in respect of negligence, default, breach of duty or breach of trust, the court may relieve the officer or director from liability on terms the court considers necessary if it appears to the court that, despite the finding of liability, the officer or director acted honestly and reasonably and ought fairly to be excused. In contrast, Nevada law provides for the exclusion of individual liability of both officers and directors to a Nevada corporation and its stockholders and creditors for any damages as a result of any director’s or officer’s act or failure to act in his or her capacity as a director or officer, unless the presumption that the director or officer acted in good faith, on an informed basis, and with a view to the interests of the corporation has been rebutted and it is proven that the director or officer breached their fiduciary duty and such breach involved intentional misconduct, fraud, or a knowing violation of the law. Accordingly, the Nevada Redomestication will allow InMed and, following the completion of the Merger, the Combined Company to eliminate any liability of directors or officers for a breach of the duty of loyalty unless the breach involves intentional misconduct, fraud, or a knowing violation of law. There is currently no known pending claim or litigation against any of InMed’s directors or officers for breach of fiduciary duty related to their service as directors or officers of InMed.

Certain Risks Associated with the Nevada Redomestication

There can be no assurance that the Nevada Redomestication will result in all or any of the benefits described in this proxy statement/prospectus, including the benefits of or resulting from incorporation under Nevada or the application of Nevada law to the internal affairs of InMed. See “Risk Factors—Risks Related to the Nevada Redomestication.”

Effects of the Nevada Redomestication

The Nevada Redomestication will effect a change in the legal domicile of InMed and other changes, the most significant of which are described below. Following the Nevada Redomestication, InMed, and after the completion of the Merger, the Combined Company, will be governed by the NRS and the Nevada Articles and the Nevada Bylaws instead of the BCBCA and the Canadian Articles. Approval of this Proposal No. 3 will constitute approval of the Nevada Articles and Nevada Bylaws. The Canadian Articles will no longer be applicable following completion of the Nevada Redomestication.

The summaries below do not purport to be complete and are subject to, and qualified in its entirety by reference to, the NRS, the Nevada Articles, Nevada Bylaws, the BCBCA and the Canadian Articles, which you should carefully read, together with this entire document and the other referenced documents for a more complete understanding of the differences between being a stockholder of the Canadian Corporation before the Nevada Redomestication and being a stockholder of the Nevada Corporation following the completion of the Nevada Redomestication. Copies of the Nevada Articles, the Nevada Bylaws, and the Canadian Articles are included as Annex J, Annex K and Exhibit 3.1, respectively, to this proxy statement/prospectus.

Comparison of Rights of Holders of the Canadian Corporation Share Capital and the Nevada Corporation Capital Stock

The Nevada Articles and Nevada Bylaws differ in several respects from the Canadian Articles. The differences between the rights of shareholders of the Canadian Corporation under the Canadian Articles and their rights as stockholders of the Nevada Corporation after the Nevada Redomestication, under the Nevada Articles and Nevada Bylaws, both as will be in effect immediately following the Nevada Redomestication, are summarized below. The following summary gives effect to the proposed Reverse Stock Split.

The Canadian Corporation	The Nevada Corporation

Organizational Documents

The rights of Canadian Corporation shareholders are governed by the Canadian Articles and the BCBCA.	The rights of the Nevada Corporation’s stockholders are governed by the Nevada Articles (including the Nevada Certificate of Designation), Nevada Bylaws and the NRS.

Authorized Capital Stock

The Canadian Corporation’s authorized share structure consists of an unlimited number of common shares without par value (i.e., the Canadian Corporation Common Shares) and an unlimited number of preferred shares without par value (i.e., the Canadian Corporation Preferred Shares). As of June 30, 2026, there were 5,339,436 Canadian Corporation Common Shares outstanding and no Canadian Corporation Preferred Shares outstanding. In connection with the Merger, the Canadian Corporation will create and issue a new series of Canadian Corporation Preferred Shares designated as “Series A Non-Voting Preferred Shares” (i.e., the Canadian Corporation Series A Preferred Shares).

The Nevada Corporation is authorized to issue two classes of capital stock which are designated, respectively, “common stock” and “preferred stock.” The total number of shares that the Nevada Corporation is authorized to issue is , of which shares are common stock, par value $0.0001 per share, and shares are preferred stock, par value $0.0001 per share. The number of authorized shares of Nevada Corporation common stock or preferred stock may be increased or decreased by an amendment to the Nevada Articles adopted by resolution of the Nevada Corporation’s board of directors and approved by the stockholders by a majority of the votes cast on the amendment, as long as the proposed amendment does not adversely alter or change any preference or relative or other right given to any class or series of outstanding shares (in which event, unless the articles specifically deny the right to vote on such an amendment, the amendment must be approved by the holders of shares representing a majority of the voting power of each class or series adversely affected by the amendment regardless of limitations or restrictions on the voting power thereof). The number of authorized shares of Nevada Corporation common stock or preferred stock may also be increased or decreased by resolution of the Nevada Corporation’s board of directors, without a vote of the stockholders, as long as the corporation correspondingly and proportionately increases or decreases the number of issued and outstanding shares of common stock or preferred stock held by each stockholder of record and the action taken (i) does not adversely alter or change any preference or relative or other right given to any other class or series of outstanding shares and (ii) does not include any provisions pursuant to which only money will be paid or scrip issued to stockholders who hold 10% or more of the outstanding shares of the affected class and series, and who would otherwise be entitled to receive a fraction of a share in exchange for the cancellation of all of their outstanding shares.

The Canadian Corporation	The Nevada Corporation

Common Stock

The Canadian Corporation’s authorized common shares consists of an unlimited number of common shares without par value.

Each Canadian Corporation Common Share entitles the holder thereof to one vote on all matters submitted to a vote of shareholders. Holders of Canadian Corporation Common Shares do not have cumulative voting rights.

The Nevada Corporation’s authorized common stock consists of     shares of common stock.

Each holder of a share of Nevada Corporation common stock is entitled to one vote for each such share held of record on the applicable record date on each matter voted on at a meeting of stockholders.

Preferred Stock

The Canadian Corporation’s authorized preferred shares consists of an unlimited number of preferred shares without par value.

In connection with the Merger, the Canadian Corporation Board intends to designate    undesignated preferred shares as Canadian Corporation Series A Preferred Shares through an alteration to the notice of articles and an amendment to the Canadian Articles in the form attached as Annex G to this proxy statement/prospectus (the “Amended Articles”). No Canadian Corporation Series A Preferred Shares are currently authorized or outstanding. Except as otherwise required by the Amended Articles or law, the Canadian Corporation Series A Preferred Shares will not have voting rights. The Amended Articles provides for certain voting rights in relation to the election of directors as discussed under “— Structure of Board of Directors; Term of Directors; Election of Directors” below. As long as Canadian Corporation Series A Preferred Shares are outstanding, the Canadian Corporation will not, without the affirmative vote of the holders of a majority of the then outstanding Canadian Corporation Series A Preferred Shares, (a) alter or change adversely the powers, preferences or rights given to Canadian Corporation Series A Preferred Shares, (b) alter or amend the rights attached to Canadian Corporation Series A Preferred Shares set forth in its articles, (c) amend its articles or other charter documents in any manner that adversely affects any rights of the holders of Canadian Corporation Series A Preferred Shares, (d) file any notice of articles or amend the articles with respect to the special rights or restrictions attached to any series of Canadian Corporation preferred shares (as defined in the Amended Articles), if such action would adversely alter or change the special rights or restrictions attached to Canadian Corporation Series A Preferred Shares, (e) issue further Canadian Corporation Series A Preferred Shares or increase or decrease (other than by conversion) the number of authorized Canadian Corporation Series A Preferred Shares, (f) at any time while at least 30% of the originally issued Canadian Corporation Series A Preferred Shares remains issued

The Nevada Corporation’s authorized preferred stock consists of     shares of preferred stock.

Assuming the Canadian Corporation’s board of directors designates    shares of the Canadian Corporation’s undesignated preferred stock as the Canadian Corporation Series A Preferred Stock through the Amended Articles, the Nevada Corporation will designate      shares of the Nevada Corporation’s authorized preferred stock as Series A Non-Voting Convertible Preferred Stock (the “Nevada Corporation Series A Preferred Stock”) by the filing with the Nevada Secretary of State of a certificate of designation in the form attached as Annex O (the “Nevada Certificate of Designation”). As long as any shares of the Nevada Corporation Series A Preferred Stock are outstanding, the Nevada Corporation will not, without the affirmative vote or written waiver of the holders of a majority of the voting power of the then outstanding shares of the Nevada Corporation Series A Preferred Stock: (a) alter or change adversely the powers, preferences or rights given to Nevada Corporation Series A Preferred Stock, (b) alter or amend the description of rights of Nevada Corporation Series A Preferred Stock set forth in its articles of incorporation or the Nevada Certificate of Designation, (c) amend its articles of incorporation, bylaws or other charter documents in any manner that adversely affects any rights of the holders of Nevada Corporation Series A Preferred Stock, (d) file any certificate of amendment to any certificate of designation establishing any series of Nevada Corporation preferred stock, if such action would adversely alter or change the preferences, rights, privileges or powers of, or restrictions provided for the benefit of, Nevada Corporation Series A Preferred Stock, (e) issue further shares of the Nevada Corporation Series A Preferred Stock or increase or decrease (other than by conversion in accordance with the terms set forth in the Nevada Certificate of Designation and described below) the number of authorized shares of Nevada Corporation Series A Preferred Stock, (f) at any time while at least 30% of the originally issued Nevada

The Canadian Corporation	The Nevada Corporation
and outstanding, (i) consummate either (A) a Fundamental Transaction (as defined in the Amended Articles) or (B) any amalgamation, merger or consolidation of Canadian Corporation or other business combination in which the shareholders of the Canadian Corporation immediately before such transaction do not hold at least a majority of the shares of the Canadian Corporation immediately after such transaction, (ii) increase the size of the Canadian Corporation Board, (iii) adopt, amend or repeal any written delegation of authority policy, corporate authority matrix or similar document, framework or schedule unless approved by the unanimous vote of the Canadian Corporation Board, or (iv) retain or replace the Canadian Corporation’s registered independent public accounting firm, independent compensation consultant or corporate counsel, or (g) enter into any agreement with respect to any of the foregoing. Following the closing of the Merger, each Canadian Corporation Series A Preferred Share then outstanding will be convertible, at any time and from time to time, at the option of the holder of Canadian Corporation Series A Preferred Shares, into a number of shares equal to 1,000 Canadian Corporation Common Shares, subject to certain limitations, including that a holder of Canadian Corporation Series A Preferred Shares is prohibited from converting Canadian Corporation Series A Preferred Shares into Canadian Corporation Common Shares if, as a result of such conversion, such holder, together with its affiliates, would beneficially own more than a specified percentage (initially set at 19.99%) of the total number of Canadian Corporation Common Shares issued and outstanding immediately after giving effect to such conversion.	Corporation Series A Preferred Stock remains issued and outstanding, (i) consummate either (A) a Fundamental Transaction (as defined in the Nevada Certificate of Designation) or (B) any merger or consolidation of Nevada Corporation or other business combination in which the stockholders of the Nevada Corporation immediately before such transaction do not hold at least a majority of the voting power of the capital stock of the Nevada Corporation immediately after such transaction, (ii) increase the size of the Nevada Corporation Board, (iii) adopt, amend or repeal any written delegation of authority policy, corporate authority matrix or similar document, framework or schedule unless approved by the unanimous vote of the Nevada Corporation Board, or (iv) retain or replace Nevada Corporation’s registered independent public accounting firm, independent compensation consultant or corporate counsel, or (iv) enter into any agreement with respect to any of the foregoing that does not explicitly require the approval contemplated herein to consummate such transaction. Following the closing of the Merger, the Nevada Certificate of Designation will provide that each share of Nevada Corporation Series A Preferred Stock then outstanding will be convertible, at any time and from time to time, at the option of the holder of Nevada Corporation Series A Preferred Stock, into a number of shares equal to 1,000 shares of Nevada Corporation common stock, subject to certain limitations, including that a holder of Nevada Corporation Series A Preferred Stock is prohibited from converting Nevada Corporation Series A Preferred Stock into Nevada Corporation common stock if, as a result of such conversion, such holder, together with its affiliates, would beneficially own more than a specified percentage (initially set at 19.99%) of the total number of shares of Nevada Corporation common stock issued and outstanding immediately after giving effect to such conversion.

Number and Qualification of Directors

A public company in British Columbia must have at least three directors. The Canadian Articles provide that the number of directors may be set by ordinary resolution of the shareholders. Directors need not be shareholders of the Canadian Corporation.	The number of directors constituting the Nevada Corporation’s board of directors shall be fixed from time to time by resolution of the Nevada Corporation’s board of directors. The Nevada Corporation’s board of directors is expected to consist of members at the Nevada Redomestication Effective Time. No decrease in the authorized number of directors constituting the

The Canadian Corporation	The Nevada Corporation
Nevada Corporation’s board of directors will shorten the term of any incumbent director. Directors need not be stockholders of the Nevada Corporation.

Structure of Board of Directors; Term of Directors; Election of Directors

Under the BCBCA, unless the company’s articles provide otherwise, directors are elected by ordinary resolution at each annual general meeting and hold office until the next annual general meeting or until their successors are elected or appointed. The Canadian Articles do not provide for a classified (staggered) board of directors.

Following the completion of the Merger, at all times when at least 30% of the originally issued Canadian Corporation Series A Preferred Shares remains issued and outstanding: (i) the holders of Canadian Corporation Series A Preferred Shares, exclusively and voting together as a separate class on an as-converted to common shares basis, shall be entitled to elect two Preferred Directors; and (ii) the holders of Canadian Corporation Common Shares and of any other class or series of voting shares (including the Canadian Corporation Series A Preferred Shares), exclusively and voting together as a single class on an as-converted to common shares basis, shall be entitled to elect the balance of the total number of directors of Canadian Corporation. Each Preferred Director shall be entitled to three votes on each matter presented to the Canadian Corporation Board.

Other than any directors elected by the separate vote of the holders of any series of the Nevada Corporation’s preferred stock, the Nevada Corporation’s board of directors will be divided into three classes, designated as Class I, Class II and Class III, respectively, with directors assigned to each class in accordance with resolutions adopted by the Nevada Corporation’s board of directors. At each annual meeting of stockholders, directors are elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting. Notwithstanding the foregoing, directors elected to each class hold office until their successors are duly elected and qualified or until their earlier resignation, death or removal. Directors are elected by a plurality of the votes properly cast.

Following the completion of the Merger, at all times when at least 30% of the originally issued Nevada Corporation Series A Preferred Stock remains issued and outstanding: (i) the holders of Nevada Corporation Series A Preferred Stock, exclusively and voting together as a separate class on an as-converted to common stock basis, shall be entitled to elect two Preferred Directors; and (ii) the holders of Nevada Corporation common stock and of any other class or series of voting stock (including the Nevada Corporation Series A Preferred Stock), exclusively and voting together as a single class on an as-converted to common stock basis, shall be entitled to elect the balance of the total number of directors of Nevada Corporation. Pursuant to the Nevada Certificate of Designation, each Preferred Director shall be entitled to three votes on each matter presented to the Nevada Corporation Board.

Removal of Directors

Under the Canadian Articles, a director may be removed by special resolution of the shareholders (requiring not less than two-thirds of the votes cast at a meeting).

Following the completion of the Merger, any Preferred Director may be removed without cause only by the

Subject to the rights of the holders of any series of the Nevada Corporation’s preferred stock to elect directors, or except as otherwise provided by the NRS or the Nevada Articles, any director may be removed from office at any time, only for cause and by the affirmative vote of the holders of not less than

The Canadian Corporation	The Nevada Corporation
affirmative vote of the holders of a majority of the Canadian Corporation Series A Preferred Shares.

two-thirds (66 2/3%) of the voting power of the outstanding shares of capital stock of the Nevada Corporation then entitled to vote.

At all times when at least 30% of the originally issued Nevada Corporation Series A Preferred Stock remains issued and outstanding, any director may be removed without cause only by the affirmative vote of the holders of a two-thirds of the voting power of the Nevada Corporation Series A Preferred Stock, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders.

Vacancies on the Board of Directors

Under the BCBCA and the Canadian Articles, a vacancy among the directors created by the removal of a director may be filled by the shareholders at the meeting at which the director is removed or, if not filled by the shareholders at such meeting, by the remaining directors. In the case of a casual vacancy, the remaining directors may fill the vacancy. The BCBCA and the Canadian Articles permit the directors to appoint additional directors between annual general meetings, provided that the number of additional directors does not exceed one-third of the number of current directors who were elected or appointed as directors other than additional directors.

Following the completion of the Merger, at all times when at least 30% of the originally issued Canadian Corporation Series A Preferred Shares remains issued and outstanding, any vacancies of a Preferred Director directorship resulting from death, resignation, disqualification, removal or other causes shall be filled by the affirmative vote of the holders of a majority of the Canadian Corporation Series A Preferred Shares.

Any director may resign at any time upon notice in writing or electronic transmission to Nevada Corporation’s board of directors, Chair of the board of directors or Secretary. Such resignation shall be effective upon delivery, unless the resignation otherwise provides. Subject to any limitations imposed by applicable law and the rights of the holders of any series of the Nevada Corporation’s preferred stock, all vacancies, however occurring, including, without limitation, by reason of an increase in the size of the board of directors, shall be filled solely and exclusively by the affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, or by the sole remaining director, and not by the stockholders. Any director appointed in accordance with the preceding sentence will hold office for the remainder of the full term of the class of directors in which the vacancy was created or occurred and until such director’s successor is elected and qualified or until his or her earlier resignation, death or removal.

Following the completion of the Merger, at all times when at least 30% of the originally issued Nevada Corporation Series A Preferred Stock remains issued and outstanding, any vacancies in the directorship of a Preferred Director resulting from death, resignation, disqualification, removal or other cause shall be filled only by the affirmative vote of the holders of a majority of the Nevada Corporation Series A Preferred Stock.

The Canadian Corporation	The Nevada Corporation

Stockholder Action by Written Consent

Under the BCBCA, shareholders may act by resolution consented to in writing by all the shareholders entitled to vote on that resolution at a meeting of shareholders, or in the case of an ordinary resolution, consented to in writing by shareholders holding at least a special majority (two-thirds) of the votes to be cast on the resolution after being submitted to all voting shareholders.	Subject to the rights, if any, of the holders of any outstanding class or series of preferred stock, no action may be taken by the stockholders except at an annual or special meeting of stockholders called in accordance with the Nevada Bylaws, and no action may be taken by the stockholders by written consent.

Quorum

Under the Canadian Articles, the quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 33⅓% of the issued shares entitled to be voted at the meeting.	Except as otherwise required by law, the Nevada Articles or the Nevada Bylaws, at any meeting of stockholders, the holders of a majority of the voting power of the stock outstanding and entitled to vote at the meeting, present in person or represented by proxy (regardless of whether the proxy has authority to vote on any matter), shall constitute a quorum for the transaction of business. If a quorum is not present or represented at any meeting, then the chair of the meeting, or the holders of a majority of the voting power of the stock present in person or represented by proxy at the meeting and entitled to vote thereon, shall have power to adjourn the meeting from time to time, until a quorum is present or represented.

Special Meetings of Stockholders

Under the Canadian Articles, the directors may call a meeting of shareholders at any time. Under the BCBCA, shareholders holding at least 5% of the issued shares carrying the right to vote may requisition the directors to call a general meeting. If the directors do not call such a meeting within 21 days after receiving the requisition, the requisitioning shareholders (or any of them holding more than 2.5% of the issued voting shares) may call the meeting.

Except as otherwise required by statute and subject to the rights, if any, of the holders of any series of preferred stock, special meetings of stockholders may be called only by the Nevada Corporation’s board of directors . Special meetings may not be called by any other person or persons.

Only those matters set forth in the notice of the special meeting may be considered or acted upon at such special meeting.

Notice of Stockholder Meetings

Under the BCBCA, notice of a meeting of shareholders must be sent not less than 21 days and not more than 2 months before the meeting to each shareholder entitled to attend the meeting. Under the Canadian Articles, if a meeting is to consider special business, the notice must state the general nature of the special business.	Notice of each meeting of stockholders stating the date, time and place, if any, of such meeting and the means of remote communication, if any, by which stockholders and proxies may be deemed to be present in person and vote at such meeting shall be given not less than ten (10) days nor more than sixty (60) days before the meeting, to each stockholder entitled to vote thereat by delivering such notice to such stockholder, by mailing it to the stockholder’s address of record or by timely filing a proxy statement or an amendment thereto with the SEC, containing the notice, pursuant to Section 14(a) of the

The Canadian Corporation	The Nevada Corporation
Exchange Act. Notice of special meetings must also state the purpose(s) for which the meeting has been called.

Advance Notice Requirements for Stockholder Proposals

Under the BCBCA, qualified shareholders holding at least 1% of the Canadian Corporation’s issued voting shares or whose shares have a fair market value in excess of CAD$2,000 in the aggregate may make proposals for matters to be considered at the annual general meeting of shareholders, subject to certain conditions and timelines prescribed by the BCBCA.

Under the Canadian Articles, nominations of persons for election to the Canadian Corporation’s board of directors may be made at an annual general meeting of shareholders only (i) by or at the direction of the Canadian Corporation’s board of directors, (ii) by or at the direction or request or one or more shareholders pursuant to a proposal (as described above), or (iii) by any shareholder of the Canadian Corporation who is a shareholder of record at the time of giving notice provided for in the Canadian Articles and who complies with the notice procedures set forth in the Canadian Articles.

Nominations of persons for election to the Nevada Corporation’s board of directors and the proposal of business other than nominations to be considered by the stockholders may be made at an annual meeting of stockholders only (i) by or at the direction of the Nevada Corporation’s board of directors or (ii) by any stockholder of the Nevada Corporation who is a stockholder of record at the time of giving notice provided for in the Nevada Bylaws, who is entitled to vote at the meeting, who is present (in person or by proxy) at the meeting and who complies with the notice procedures set forth in the Nevada Bylaws. For the avoidance of doubt, the foregoing clause (ii) is the exclusive means for a stockholder to make director nominations and submit other business (other than matters properly included in the corporation’s notice of meeting of stockholders and proxy statement under Rule 14a-8 under the Exchange Act) at an annual meeting of stockholders.

Amendment of Organizational Documents

Under the BCBCA, a company may amend its articles by the type of resolution specified in the BCBCA; if the BCBCA does not specify a type, then by the type specified in the company’s articles; and if the articles do not specify a type, then by special resolution (requiring not less than two-thirds of the votes cast at a meeting). The Canadian Articles provide that certain changes to the Canadian Corporation’s authorized share structure may be effected by directors’ resolution (including sub divisions,consolidations, and changes to the maximum number of shares of any class). If a right or special right attached to an issued class or series of shares would be prejudiced or interfered with by such an alteration, the BCBCA requires that holders of such class or series approve the alteration by a special separate resolution.

The affirmative vote of the majority of the voting power of the outstanding shares of capital stock entitled to vote, and the affirmative vote of the majority of the voting power of the outstanding shares of each class or series of capital stock entitled to vote thereon as a separate class, at a duly constituted meeting of stockholders called expressly for such purpose, is required to amend or repeal provisions of the Nevada Articles; provided, however, that the affirmative vote of not less than two-thirds (2/3) of the voting power of the outstanding shares of capital stock entitled to vote on such amendment or repeal, and the affirmative vote of not less than two-thirds (2/3) of the voting power of the outstanding shares of each class or series of capital stock entitled to vote thereon as a separate class, shall be required to amend or repeal any provision of     ,      or      of the Nevada Articles.

The affirmative vote of not less than two-thirds (2/3) of the voting power of the outstanding shares of capital stock entitled to vote on such amendment or repeal, voting together as a single class, is required to

The Canadian Corporation	The Nevada Corporation
amend or repeal the Nevada Bylaws; provided, however, that if the Nevada Corporation’s board of directors recommends that stockholders approve such amendment or repeal, such amendment or repeal shall only require the affirmative vote of the majority of the voting power of the outstanding shares of capital stock entitled to vote on such amendment or repeal at such meeting of stockholders, voting together as a single class. Except as otherwise provided by law, the Nevada Bylaws may be amended or repealed by the Nevada Corporation’s board of directors by the affirmative vote of a majority of the directors then in office.

Limitation on Director and Officer Liability

Under the BCBCA, a director is jointly and severally liable to restore to the company any amount paid or distributed contrary to the BCBCA (such as improper dividends or improper share redemptions). A director will not be found liable if the director relied, in good faith, on financial statements represented by an officer or auditor of the company, or on a written report of a professional whose profession lends credibility. A director is not liable if the director did not know and could not reasonably have known that the act was contrary to the BCBCA.	The Nevada Articles will not contain comparable provisions to the Canadian Articles, as limitation on liability is provided by statute in Nevada. Under the NRS, the Nevada Corporation’s directors and officers will not be individually liable to the Nevada Corporation or its stockholders or creditors for any damages for breach of fiduciary duty as a director or officer as a result of any act or failure to act in their capacity as a director or officer, unless the presumption of Nevada’s codified business judgment rule has been rebutted and it is be proven that the director’s or officer’s act or failure to act constituted a breach of their fiduciary duties as a director or officer, and that the breach of those duties involved intentional misconduct, fraud or a knowing violation of law.

Indemnification

Under the BCBCA and the Canadian Articles, the Canadian Corporation must indemnify a director, former director, or alternate director and their heirs and legal personal representatives against all eligible penalties (subject to certain statutory limitations) to which such person is or may be liable,and the Canadian Corporation must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. An“eligible proceeding” means alegal proceeding in which an eligible party, by reason of the eligible party being or having been a director or officer of the company, is or may be joined asa party, or is or may be liable for or in respect of a judgment,penalty or fine in, or expenses related to, the proceeding. The Canadian Corporation has also entered into indemnification agreements with each of its directors and officers.	To the fullest extent permitted by the NRS, the Nevada Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and non-officer employees and agents of the Nevada Corporation (and any other persons to which applicable law permits the Nevada Corporation to provide indemnification) through provisions of the Nevada Articles, Nevada Bylaws, agreements with such persons, vote of stockholders or disinterested directors or otherwise in excess of the indemnification and advancement otherwise permitted by the NRS.

The Canadian Corporation	The Nevada Corporation

Conversion Rights

Canadian Corporation Common Shares are neither convertible nor redeemable.

When Canadian Corporation Series A Preferred Shares are issuedin connection with the Merger, the holders of Canadian Corporation Series A Preferred Shares will have the right to convert such shares into Canadian Corporation Common Sharesat any time at a ratio of 1 share of Canadian Corporation Series APreferred Shares to 1,000 Canadian Corporation Common Shares, subject to certain limitations, including that a holder of Canadian Corporation Series A Preferred Shares is prohibited from converting Canadian Corporation Series A Preferred Sharesinto Canadian Corporation Common Shares if, as a result of such conversion, such holder, together with its affiliates, would beneficially own more than a specified percentage (initially set at19.99%) of the total number of Canadian Corporation CommonShares issued and outstanding immediately after giving effect tosuch conversion.

Assuming the Canadian Corporation’s board of directors designates shares of the Canadian Corporation’s undesignated preferred stock as the Canadian Corporation Series A Preferred Stock through the Amended Articles, the Nevada Corporation will designate shares of the Nevada Corporation Series A Preferred Stock by the filing with the Nevada Secretary of State of the Nevada Certificate of Designation. Each share of the Nevada Corporation Series A Preferred Stock then outstanding shall be convertible, at any time and from time to time, at the option of each holder of the Nevada Corporation Series A Preferred Stock, into a number of shares equal to 1,000 shares of the Nevada Corporation common stock, subject to certain limitations, including that a holder of the Nevada Corporation Series A Preferred Stock is prohibited from converting shares of the Nevada Corporation Series A Preferred Stock into shares of the Nevada Corporation common stock if, as a result of such conversion, such holder, together with its affiliates, would beneficially own more than a specified percentage (initially set at 19.99%) of the total number of shares of the Nevada Corporation common stock issued and outstanding immediately after giving effect to such conversion.

Preemptive Rights

Holders of Canadian Corporation Common Shares do not have preemptive or other similar subscription rights to purchase any securities of Canadian Corporation	The Nevada Corporation stockholders will not have preemptive rights. Thus, if additional shares of the Nevada Corporation common stock are issued, the then current holders of the Nevada Corporation common stock will own, after such issuance, a proportionately smaller interest in a larger number of outstanding shares of common stock to the extent that they do not participate in the additional issuance.

Distributions to Stockholders

Under the BCBCA, the Canadian Corporation may pay a dividend unless there are reasonable grounds for believing that the Canadian Corporation is insolvent, or the payment of the dividend would render the Canadian Corporation insolvent. Subject to preferences that may apply to any outstanding Canadian Corporation Preferred Shares, holders of Canadian Corporation Common Shares are entitled to receive dividends	Subject to any preferential rights to distributions of any outstanding shares of preferred stock and subject to the provisions of applicable law, distributions may be made to or for the benefit of all holders of shares of any one or more classes or series of capital stock, with respect to such shares, out of any money or property of the Nevada Corporation legally available for the payment of distributions, but only when and as declared by the board of directors or any

The Canadian Corporation	The Nevada Corporation

when, as and if declared by the Canadian Corporation Board. Holders of Canadian Corporation Series A Preferred Shares are entitled to receive dividends on an as-if-converted-to-Canadian Corporation Common Shares basis (without regard to the Beneficial Ownership Limitation) equal to and in the same form as dividends actually paid on the Canadian Corporation Common Shares. Canadian Corporation has never declared or paid any cash dividends on the Canadian Corporation Common Shares.

authorized committee thereof in accordance with the provisions of the NRS.

Exclusive Forum

The Canadian Articles do not contain an exclusive forum provision.	The Nevada Bylaws will provide that, unless the Nevada Corporation consents in writing to the selection of an alternative forum, the Eighth Judicial District Court of Clark County, Nevada (or, if such state court lacks jurisdiction, then any other state district court located in the State of Nevada), shall be the sole and exclusive forum for any action, suit, proceeding or claim (i) brought in the name or right or on behalf of the Nevada Corporation, (ii) for or based upon a breach of any fiduciary duty owed by any director, officer or controlling stockholder of the Nevada Corporation in such capacity, (iii) arising pursuant to, or to interpret, apply, enforce or determine the validity of, any provision of NRS Title 7 (including without limitation NRS Chapters 78 and 92A), the Nevada Articles or the Nevada Bylaws, or any agreement entered into pursuant to NRS 78.365 to which the corporation is a party or a stated beneficiary thereof or as to which the NRS confers jurisdiction on the courts of the State of Nevada, or (iv) asserting a claim governed by the internal affairs doctrine; provided that a federal district court of the United States located in the State of Nevada shall be the sole and exclusive forum for the resolution of any action, suit or proceeding against the Nevada Corporation or any of its directors or officers arising under the Securities Act or any claim for which the federal courts have exclusive jurisdiction. Any person or entity purchasing or otherwise acquiring any interest in any shares of capital stock of the Nevada Corporation shall be deemed to have notice of and consented to the forum selection provision of the Nevada Bylaws.

Registration Rights

Other than in connection with the Merger, Canadian Corporation shareholders do not have any registration rights.	Assuming the Canadian Corporation enters into a registration rights agreement with the investors participating in the Mentari Pre-Closing Financing, the Nevada Corporation will have comparable

The Canadian Corporation	The Nevada Corporation
In connection with the Merger, the Canadian Corporation will enter into the Registration Rights Agreement with the investors participating in the Mentari Pre-Closing Financing, pursuant to which, among other things, the Combined Company will agree toprepare and file a resale registration statement covering the resaleof certain Canadian Corporation Common Shares within 30 business days of the Closing pursuant to Rule 415 and to use its commercially reasonable efforts to keep such registration statement continuously effective under the Securities Act. The Registration Rights Agreement also provides that the Combined Company will pay certain expenses relating to such registrations and indemnify the applicable security holders against certainliabilities	obligations pursuant to the registration rights agreement.

Stock Transfer Restrictions Applicable to Stockholders

Canadian Corporation Common Shares are freely transferable subject to applicable securities laws. Canadian Corporation is a“public company” under the BCBCA and accordingly the restrictions applicable to non-reporting companies under the Canadian Articles (Article 26.3) do not apply.	Shares of the Nevada Corporation are transferable in the manner prescribed by the NRS.

Comparison of Shareholder Rights under British Columbia and Stockholder Rights under Nevada Law

The statutory corporate laws of Nevada, as governed by the NRS, are similar in many respects to those of British Columbia, as governed by the BCBCA. However, there are certain differences that may affect the rights of a stockholder of InMed, and following the completion of the Merger, the Combined Company, as well as the corporate governance of InMed and, following the completion of the Merger, the Combined Company. The following are brief summaries of material differences between the current rights of stockholders of the Canadian Corporation under the BCBCA and the rights of stockholders of the Nevada Corporation following completion of the Nevada Redomestication under the NRS.

Increasing or Decreasing Authorized Capital Stock

Under the BCBCA, unless the Canadian Articles otherwise provide, any amendment to the articles generally requires approval by a special resolution of the shareholders. A special resolution is a resolution passed by a special majority of the votes cast by shareholders, which is two thirds of the votes cast on the relevant resolution. The Canadian Articles provide that certain changes to InMed’s authorized share structure may be effected by directors’ resolution (including subdivisions, consolidations, and changes to the maximum number of shares of any class). The NRS allows the board of directors of a Nevada corporation, unless otherwise provided in the articles of incorporation (and the Nevada Articles does not otherwise provide), to increase or decrease the number of authorized shares of a class or series of the corporation’s shares and correspondingly effect a proportional forward or reverse split of the same class or series of the corporation’s shares (and change the par value thereof) without a vote of the stockholders. However, if the action taken (i) adversely changes or alters any right or preference of the stockholders (and the articles of incorporation do not specifically deny the right of stockholders to vote thereon) and (ii) includes any provisions pursuant to which only money will be paid or scrip issued to stockholders who hold 10% or more of the outstanding shares of the affected class and series, and who would otherwise be entitled to receive a fraction of a share in exchange for the cancellation of all of their outstanding shares, then the proposed increase or decrease must be approved by the stockholders holding a majority of the voting power of the affected class or series. The BCBCA has no similar provision to these Nevada statutes.

Classified Board of Directors

The BCBCA does not specifically provide for the classification of a board of directors into classes with staggered terms. Under the BCBCA, subject to a company’s articles, directors are elected by ordinary resolution at each annual general meeting and hold office until the next annual general meeting or until their successors are elected or appointed. The Canadian Articles do not provide for a classified (staggered) board of directors. The NRS permits any Nevada corporation to classify its board of directors into classes with staggered terms of office, as long as at least one-fourth of the total number of directors is elected annually. The Nevada Articles provides for a board of directors classified into three classes, and thus our stockholders will elect one class of directors each year for a three-year term following the consummation of the Nevada Redomestication.

Cumulative Voting

Cumulative voting for directors entitles each stockholder to cast a number of votes that is equal to the number of voting shares held by such stockholder, multiplied by the number of directors to be elected, and to cast all such votes for one nominee or distribute such votes among up to as many candidates as there are positions to be filled. Cumulative voting may enable a minority stockholder or group of stockholders to elect at least one representative to the board of directors where such stockholders would not be able to elect any directors without cumulative voting.

The BCBCA does not specifically provide for cumulative voting rights. A British Columbia corporation may provide in its articles for cumulative voting in the election of directors. The NRS also permits any Nevada corporation to provide in its articles of incorporation the right to cumulative voting in the election of directors if certain procedures are followed.

The Canadian Articles do not provide for cumulative voting in the election of directors. Similarly, the Nevada Articles do not provide for cumulative voting.

Vacancies

Under the NRS, subject to the articles of incorporation and bylaws, vacancies on the board of directors, including those resulting from any increase in the authorized number of directors, may be filled by the affirmative vote of a majority of the remaining directors then in office, even if less than a quorum. Any director so appointed will hold office for the remainder of the term of the director no longer on the board. The Nevada Articles provide that only the board of directors, and not the stockholders, may fill vacancies on the board.

Under the BCBCA and the Canadian Articles, a vacancy among the directors created by the removal of a director may be filled by the shareholders at the meeting at which the director is removed or, if not filled by the shareholders at such meeting, by the remaining directors. In the case of a casual vacancy, the remaining directors may fill the vacancy. The BCBCA and the Canadian Articles permit the directors to appoint additional directors between annual general meetings, provided that the number of additional directors does not exceed one-third of the number of current directors who were elected or appointed as directors other than additional directors.

Removal of Directors

Under the BCBCA, a director can be removed by special resolution or if the articles so provide, by less than a special majority or by another method specified in the articles. Under the Canadian Articles, directors can be removed by a special resolution. The BCBCA does not contain specified term limits for directors. The Canadian Articles provide for directors to be elected at the annual general meeting. The NRS does not make a distinction between removal for or without cause, and, therefore, the Nevada Corporation will permit removal with or without cause. The NRS does not include specific provisions regarding removal for or without cause, but the Nevada Articles will provide that, subject to the rights of any class or series of preferred stock to remove any director whom the holders of any such class or series have the right to elect, directors must be removed only for cause in addition to the minimum vote required by law.

Fiduciary Duties and Business Judgment

Nevada, like most jurisdictions, requires that directors and officers of Nevada corporations exercise their powers in good faith, on an informed basis and with a view to the interests of the corporation but, unlike some other jurisdictions, fiduciary duties of directors and officers are codified. As a matter of statute, directors and officers, in exercising their respective powers, are presumed to act in good faith, on an informed basis and with a view to the interests of the corporation. In performing such duties, directors and officers may exercise their business judgment through reliance on information, opinions, reports, financial statements and other financial data prepared or presented by corporate directors, officers or employees who are reasonably believed to be reliable and competent. Reliance may also be based upon: (i) advice or information provided by legal counsel, public accountants, advisers, bankers or other persons reasonably believed to be competent; and (ii) the work of a committee (on which the particular director or officer does not serve) if the committee was established and empowered by the corporation’s board of directors, and if the committee’s work was within its designated authority and relates to matters on which the committee was reasonably believed to merit confidence. However, directors and officers may not rely on such information, opinions, reports, books of account or similar statements if they have knowledge concerning the matter in question that would make such reliance unwarranted.

Under the BCBCA, directors and officers have a duty to act honestly and in good faith with a view to the best interests of the company, and to exercise the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances. No provision in a contract or the articles may relieve a director or officer from those duties. However, under the BCBCA, if, in a legal proceeding against a director or officer, the court finds that the officer or director is or may be liable in respect of negligence, default, breach of duty or breach of trust, the court may relieve the officer or director from liability on terms the court considers necessary if it appears to the court that the officer or director acted honestly and reasonably and ought fairly to be excused. Both British Columbia and Nevada law provide statutory protection for directors and officers relying on information presented by other persons in the exercise of their duties. The Nevada Corporation’s directors and officers will, therefore, be subject to their statutory duties and protections as set forth above.

Flexibility for Decisions, Including Takeovers

Nevada provides directors with more discretion than British Columbia in making corporate decisions, including decisions made in takeover situations. Under Nevada law, director and officer actions taken in response to a change or potential change in control are generally protected by the statutory business judgment rule. In exercising their powers, including in response to a change or potential change of control, directors and officers of Nevada corporations may consider all relevant facts, circumstances, contingencies or constituencies, which may include, without limitation, the effect of the decision on several corporate constituencies in addition to the stockholders, including the corporation’s employees, suppliers, creditors and customers, the economy of the state and nation, the interests of the community and society in general, and the long-term as well as short-term interests of the corporation and the long-term as well as the short-term interests of stockholders, including the possibility that these interests may be best served by the continued independence of the corporation. The NRS specifically states that such directors and officers are not required to consider the effect of a proposed corporate action upon any constituent as a dominant factor. Further, a director may resist a change or potential change in control of the corporation if the board of directors determines that the change or potential change of control is opposed to or not in the best interest of the corporation, upon consideration of any relevant facts, circumstances, contingencies or constituencies, including that there are reasonable grounds to believe that, within a reasonable time the corporation or any successor would be or become insolvent and subjected to bankruptcy proceedings. However, in the case of an action to resist a change or potential change in control that impedes the rights of stockholders to vote for or remove directors, directors will only be given the benefit of the presumption of the business judgment rule if the directors have reasonable grounds to believe a threat to corporate policy and effectiveness exists, and if the action taken that impedes the exercise of the stockholders’ rights is reasonable in relation to such threat.

The BCBCA does not provide a similar list of statutory factors that corporate directors and officers may consider in making decisions. Under the BCBCA, directors must act honestly and in good faith with a view to the best interests of the company. The BCBCA does not contain a specific constituency provision analogous to Nevada’s. The flexibility granted to directors of Nevada corporations when making business decisions, including in the context of a hostile takeover, is significantly greater than those granted to directors of British Columbia corporations. In light of the Nevada constituency statute, the Combined Company board of directors will have greater discretion in determining the appropriate factors to take into consideration when making corporate decisions under Nevada law than under British Columbia law.

Limitation on Personal Liability of Directors and Officers

The NRS and the BCBCA each address the personal liability of directors and officers to the corporation and their stockholders for monetary damages for breach of fiduciary duty, though the mechanisms and scope of protection differ significantly, as discussed below.

Under the BCBCA, a director of a company who votes for a resolution that authorizes the payment of dividends, commissions, compensation or other actions contrary to the requirements of the BCBCA is jointly and severally liable to restore to the company any amount paid by the company. A director will not be found liable if the director relied, in good faith, on (i) financial statements of the company represented to the director by an officer of the company or in a written report of the auditor of the company to fairly reflect the financial position of the company, (ii) a written report of a lawyer, accountant, engineer, appraiser or other person whose profession lends credibility, (iii) a statement of fact represented to the director by an officer of the company to be correct, or (iv) any record, information, or representation that the court considers provides reasonable grounds for the actions of the director. Further, a director is not liable if the director did not know and could not reasonably have known that the act done by the director or authorized by resolution voted for or consented to by the director was contrary to the BCBCA. The BCBCA does not specifically provide for a charter-based exculpation mechanism, but rather relies on these statutory defenses. Under the BCBCA, if, in a legal proceeding against a director or officer, the court finds that the director or officer is or may be liable in respect of negligence, default, breach of duty or breach of trust, the court may relieve the director or officer from liability on terms the court considers necessary if it appears that the director or officer acted honestly and reasonably and ought fairly to be excused.

Under the NRS, in order for a director or officer to be individually liable to the corporation or its stockholders or creditors for damages as a result of any act or failure to act, the presumption of the codified business judgment rule must be rebutted and it must be proven that the director’s or officer’s act or failure to act constituted a breach of their fiduciary duties as a director or officer, and that the breach of those duties involved intentional misconduct, fraud or a knowing violation of law. The limitation on director and officer liability under the NRS does not distinguish the duty of loyalty or transactions from which a director derives an improper personal benefit, but it does, pursuant to NRS 78.300, impose limited personal liability on directors for distributions made in violation of NRS 78.288. Further, the NRS permits a corporation to renounce in its articles of incorporation any interest or expectancy to participate in specific or specified classes or categories of business opportunities. The NRS permits limitation of liability which applies to both directors and officers, and expressly applies this limitation to individual liabilities of directors or officers to creditors of the corporation. Furthermore, under the NRS, it is not necessary for a corporation to adopt provisions in its articles of incorporation limiting personal liability of directors or officers, as this limitation is provided by statute.

As described above, the NRS provides broader protection from personal liability for directors and officers than the BCBCA.

Indemnification

The NRS and the BCBCA each have statutory mechanisms that permit corporations to indemnify directors, officers, employees and agents in similar circumstances, subject to the differences discussed below.

In suits that are not brought by or in the right of the corporation, the NRS statutory indemnification mechanism permits a corporation to indemnify current and former directors, officers, employees and agents for attorneys’ fees and other expenses, judgments and amounts paid in settlement that the person actually and reasonably incurred in connection with the action, suit or proceeding. The person seeking indemnity may recover under these statutory provisions as long as they acted in good faith and believed their actions were either in the best interests of or not opposed to the best interests of the corporation. Under the indemnification mechanism provided under the NRS, the person seeking indemnity may also be indemnified if they are not held liable for breach of their fiduciary duties. Similarly, with respect to a criminal proceeding, the person seeking indemnification must not have had any reasonable cause to believe their conduct was unlawful. The articles of incorporation may provide for further indemnification than that described in the statutory mechanism provided under the NRS. In derivative suits, a corporation under the NRS may indemnify its directors, officers, employees or agents for expenses that the person actually and reasonably incurred. Under the NRS, a corporation may not indemnify a person if the person was adjudged to be liable to the corporation unless a court otherwise orders.

Under the BCBCA and the Canadian Articles, and subject to certain specified prohibitions, the Canadian Corporation must (i) indemnify an eligible party against all eligible penalties to which the eligible party is or may be liable; and (ii) after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by an eligible party in respect of that proceeding. Under the BCBCA, an “eligible party” includes an individual who is or was a director or officer of the company or any of the heirs and legal representatives of that individual. An “eligible penalty” means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding, and an “eligible proceeding” means a legal proceeding in which an eligible party, by reason of the eligible party being or having been a director or officer of the company, is or may be joined as a party, or is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding.

Under the statutory indemnification mechanisms of both the BCBCA and the NRS, certain conditions must be met for indemnification. Under the BCBCA, a company must not indemnify a director or officer if the director or officer did not act honestly and in good faith with a view to the best interests of the company, or in the case of an eligible proceeding other than a civil proceeding, if the eligible party did not have reasonable grounds for believing their conduct was lawful. Similarly, under the statutory indemnification mechanisms under the NRS, the corporation through its stockholders, directors or independent counsel must determine that the indemnification is proper.

The indemnification pursuant to the statutory mechanisms available under the NRS, as described above, does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. However, unless otherwise ordered by a court, indemnification may not be made to or on behalf of any director or officer finally adjudged by a court of competent jurisdiction, after exhaustion of any appeals taken therefrom, to be liable for intentional misconduct, fraud or a knowing violation of law, and such misconduct, fraud or violation was material to the cause of action.

Advancement of Expenses

The BCBCA and NRS each provide mechanisms for the advancement of expenses to directors and officers.

Under the BCBCA, a company may pay, as they are incurred in advance of the final disposition of an eligible proceeding, the expenses actually and reasonably incurred by an eligible party in respect of that proceeding; provided, however, that the company must not make such a payment unless it first receives from the eligible party a written undertaking that, if it is ultimately determined that the payment of expenses is prohibited, the eligible party will repay the amounts advanced.

The NRS similarly provides that unless otherwise restricted by the articles of incorporation, the bylaws or an agreement made by the corporation, the corporation may pay defense expenses of a director or officer in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that they are not entitled to be indemnified by the corporation. Similar to British Columbia, such advancement of expenses would be discretionary unless the articles of incorporation, the bylaws, or an agreement made by the corporation require the corporation to pay such expenses upon receipt of such an undertaking.

Director Compensation

The BCBCA does not have a specific statute governing either the establishment of director compensation, or the fairness of director compensation. The Canadian Articles provide that the directors are entitled to the remuneration, if any, as the directors may from time to time determine. In contrast, the NRS provides that, unless otherwise provided in the articles of incorporation or bylaws, the board of directors, without regard to personal interest, may establish the compensation of directors for services in any capacity, and, if the board of directors so establishes the compensation of directors, such compensation is presumed to be fair to the corporation unless proven unfair by a preponderance of the evidence. The Combined Company board of directors after the Nevada Redomestication will establish the compensation of its directors.

Action by Written Consent of Directors

The NRS provides that, unless the articles of incorporation or the bylaws provide otherwise, any action required or permitted to be taken at a meeting of the directors or a committee thereof may be taken without a meeting if, before or after the action, all members of the board or committee, as the case may be, consent to the action in writing (except that a director who is an interested or common director pursuant to NRS 78.140 may abstain in writing from providing consent).

Under the BCBCA and the Canadian Articles, a resolution of the directors or of any committee of the directors may be passed without a meeting (1) in all cases, if each of the directors entitled to vote on the resolution consents to it in writing; or (2) in the case of a resolution to approve a contract or transaction in respect of which a director has disclosed that he or she has or may have a disclosable interest, if each of the other directors who have not made such a disclosure consents in writing to the resolution.

Neither the Canadian Articles nor the Nevada Articles or Nevada Bylaws, limit the type or nature of a board action taken by written consent.

Actions by Written Consent of Stockholders

Under the BCBCA, shareholders may act by resolution consented to in writing by all the shareholders entitled to vote on that resolution at a meeting of shareholders, or in the case of an ordinary resolution, consented to in writing by shareholders holding at least a special majority (two-thirds) of the votes to be cast on the resolution after being submitted to all voting shareholders. The NRS provides that, unless the articles of incorporation provides otherwise, any action required or permitted to be taken at a meeting of the stockholders may be taken without a meeting if, before or after the action, a written consent to such action is signed by stockholders holding at least a majority of the voting power, except that if a different proportion of voting power is required for such an action at a meeting, then that proportion of written consents is required.

The NRS also permits a corporation to prohibit stockholder action by written consent in lieu of a meeting of stockholders by including such prohibition in its articles of incorporation or bylaws. The Nevada Articles prohibit action by written consent of the stockholders.

Dividends and Distributions; Repurchases and Redemptions

Under the BCBCA, a company may declare and pay dividends out of profits, capital or otherwise by issuing shares or warrants and, unless the company is insolvent or the payment of the dividend would render the company insolvent, by payment in property including money. Under the BCBCA, the purchase or other acquisition by a company of its shares is generally permitted, subject to solvency tests similar to those applicable to the payment of dividends as set out above. Under the BCBCA, subject to solvency tests similar to those applicable to the payment of dividends as set out above, a company may redeem, on the terms and in the manner provided in its articles, any of its shares that has a right of redemption attached to it.

The NRS provides that no distribution (including, without limitation, dividends, redemptions or purchases of shares of capital stock or distributions of indebtedness, in each case to or for the benefit of all holders of shares of any one or more classes or series of the capital stock of the corporation with respect to such shares) may be made if, after giving effect to such distribution, (i) the corporation would not be able to pay its debts as they become due in the usual course of business, or, (ii) except as otherwise specifically permitted by the articles of incorporation, the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed at the time of a dissolution to satisfy the preferential rights of preferred stockholders (the “balance sheet test”). Directors may consider financial statements prepared on the basis of accounting practices that are reasonable under the circumstances, a fair valuation, including but not limited to unrealized appreciation and depreciation, and any other method that is reasonable under the circumstances. The Nevada Articles expressly provide that the Nevada Corporation is allowed to make any distribution that otherwise would be prohibited by the balance sheet test.

Restrictions on Business Combinations

Both British Columbia and Nevada law provide certain protections to stockholders in connection with certain business combinations. While the BCBCA does not contain specific anti-takeover provisions with respect to “business combinations,” rules and policies of certain Canadian securities regulatory authorities, including Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions, contain requirements in connection with, among other things, “related party transactions” and “business combinations.” In Nevada, these protections can be found in NRS 78.411 through 78.444.

The BCBCA does not contain specific provisions restricting business combinations with interested stockholders. However, in Canada, takeover bids and related party transactions are addressed in provincial securities legislation and policies. Multilateral Instrument 61-101 contains requirements in connection with, among other things, “related party transactions” and “business combinations,” including, among other things, any transaction by which an issuer directly or indirectly engages in the following with a related party: acquires, sells, leases or transfers an asset, acquires the related party, acquires or issues treasury securities, amends the terms of a security if the security is owned by the related party or assumes or becomes subject to a liability or takes certain other actions with respect to debt. The term “related party” includes directors, senior officers and holders of more than 10% of the voting rights attached to all outstanding voting securities of the issuer or any holder that beneficially owns, in the aggregate, more than 50% of the securities of any outstanding class of equity securities. Multilateral Instrument 61-101 requires, subject to certain exceptions, the preparation of a formal valuation relating to certain aspects of the transaction and more detailed disclosure in the proxy material sent to security holders in connection with a related party transaction. Multilateral Instrument 61-101 also requires, subject to certain exceptions, that an issuer not engage in a related party transaction unless the shareholders of the issuer, other than the related parties, approve the transaction by a simple majority of the votes cast.

The NRS imposes a maximum moratorium of four years on certain business combinations between a corporation and any “interested stockholder” pursuant to NRS 78.411 through 78.444, Nevada’s “combinations with interested stockholders” statutes. First, an interested stockholder is generally defined as a beneficial owner of 10% or more of the voting power. Second, the initial two-year moratorium under Nevada law can be lifted only by the approval by the corporation’s board of directors, in advance of the transaction by which a person first becomes an interested stockholder, of the combination or the transaction by which such person first becomes an interested stockholder, or if the combination is approved by the board and 60% of the corporation’s voting power not beneficially owned by the interested stockholder, its affiliates and associates. After the initial two-year period, a combination remains prohibited for up to another two years unless (i) it is approved by the board of directors, the disinterested stockholders or a majority of the outstanding voting power not beneficially owned by the interested stockholder and its affiliates and associates or (ii) the terms of the combination satisfy certain fair value requirements. These statutes do not apply to any combination of a corporation and an interested stockholder after the expiration of four years after the person first became an interested stockholder. These combinations statutes in Nevada apply only to Nevada corporations with 200 or more stockholders of record. Nevada corporations are entitled to opt out of these combination provisions of the NRS. Any opt-out from these combinations statutes must be contained in the original articles of incorporation or may later be included in an amendment to the articles of incorporation and, if the combinations statutes are applicable to the corporation at the time of the amendment, such amendment must be approved by a majority of the outstanding voting power not then owned by interested stockholders, but such amendment would not be effective until 18 months after the vote of the stockholders and would not apply to any combination with a person who first became an interested stockholder on or before the effective date of the amendment. The Nevada Corporation has opted out of the business combination provisions of NRS 78.411 through 78.444.

Acquisition of Controlling Interests

In addition to the restrictions on business combinations with interested stockholders, Nevada law also protects the corporation and its stockholders from persons acquiring a “controlling interest” in a corporation. The provisions can be found in NRS 78.378 through 78.3793. The BCBCA does not have similar provisions.

Pursuant to NRS 78.379, any person who acquires a controlling interest in a corporation may not exercise voting rights on any control shares unless such voting rights are conferred by a majority vote of the disinterested stockholders of the issuing corporation at a special meeting of such stockholders held upon the request and at the expense of the acquiring person. NRS 78.3785 provides that a “controlling interest” means the ownership of outstanding voting shares of an issuing corporation sufficient to enable the acquiring person, individually or in association with others, directly or indirectly, to exercise (i) one fifth or more but less than one third, (ii) one third or more but less than a majority or (iii) a majority or more of the voting power of the issuing corporation in the election of directors, and once an acquirer crosses one of these thresholds, shares which it acquired in the transaction taking it over the threshold and within the 90 days immediately preceding the date when the acquiring person acquired or offered to acquire a controlling interest become “control shares” to which the voting restrictions described above apply. In the event that the control shares are accorded full voting rights and the acquiring person acquires control shares with a majority or more of all the voting power, any stockholder, other than the acquiring person, who does not vote in favor of authorizing voting rights for the control shares is entitled to dissenter’s rights under NRS Chapter 92A.

NRS 78.378(1) provides that the control share statutes of the NRS do not apply to any acquisition of a controlling interest in an issuing corporation if the articles of incorporation or bylaws of the corporation in effect on the 10th day following the acquisition of a controlling interest by the acquiring person provide that the provisions of those sections do not apply to the corporation or to an acquisition of a controlling interest specifically by types of existing or future stockholders, whether or not identified. In addition, NRS 78.3788 provides that the controlling interest statutes apply as of a particular date only to a corporation that has 200 or more stockholders of record, at least 100 of whom have addresses in Nevada appearing on the corporation’s stock ledger at all times during the 90 days immediately preceding that date, and which does business in Nevada directly or indirectly or through an affiliated corporation. NRS 78.378(2) provides that the corporation, by virtue of its articles of incorporation, bylaws or resolutions adopted by directors, may impose stricter requirements if it so desires.

Corporations are entitled to opt out of the above controlling interest provisions of the NRS in their articles of incorporation or bylaws. The Nevada Corporation has opted out of these provisions in the Nevada Bylaws.

Stockholder Vote for Mergers and Other Corporate Reorganizations

Under the BCBCA, certain extraordinary corporate actions, such as continuations, certain amalgamations, sales, leases or other dispositions of all or substantially all of the undertaking of a company (other than in the ordinary course of business), liquidations, dissolutions and certain arrangements, are required to be approved by a special majority of the company’s shareholders. A company’s articles may set the requirement for a special majority between two-thirds and three-quarters of the votes cast on a resolution. The Canadian Articles set it at two-thirds. Similarly, under the NRS, a merger or sale of all assets requires authorization by stockholders of the corporation being acquired or selling its assets by at least a majority of the voting power of the outstanding shares entitled to vote, as well as approval of such corporation’s board of directors.

The NRS does not require a stockholder vote of a surviving Nevada corporation in a merger (unless the corporation provides otherwise in its articles of incorporation) if (i) the existing articles of incorporation will not differ from the articles of incorporation before the merger, (ii) each stockholder of the surviving Nevada corporation whose shares of stock were outstanding immediately before the effective date of the merger will hold the same number of shares with identical designations, preferences, limitations and relative rights immediately after the merger, (iii) the number of shares that entitle their holders to vote unconditionally in elections of directors issued and issuable as a result of the merger will not exceed 20 percent of the total number of voting shares of the surviving Nevada corporation outstanding immediately before the merger and (iv) the number of shares that entitle their holders to participate without limitation in distributions issued and issuable as a result of the merger will not exceed 20 percent of the total number of participating shares outstanding immediately before the merger. The BCBCA does not contain an equivalent small-scale merger exception.

Appraisal or Dissenter’s Rights

In both jurisdictions, dissenting stockholders of a corporation engaged in certain major corporate transactions are entitled to appraisal rights. Appraisal or dissenter’s rights permit a stockholder to receive cash generally equal to the fair value of the stockholder’s shares (as determined by agreement of the parties or by a court) in lieu of the consideration such stockholder would otherwise receive in any such transaction.

Under the BCBCA, a shareholder, whether or not the shareholder’s shares carry the right to vote, is entitled to dissent in respect of a resolution to: (i) alter the company’s articles to alter restrictions on the powers of the company or on the business the company is permitted to carry on; (ii) adopt an amalgamation agreement; (iii) approve an amalgamation into a foreign jurisdiction; (iv) approve an arrangement if the terms of the arrangement permit dissent; (v) authorize or ratify the sale, lease or other disposition of all or substantially all of the company’s undertaking; and (vi) authorize the continuation of the company into a jurisdiction other than British Columbia. A shareholder is also entitled to dissent in respect of any court order that permits dissent and in respect of any other resolution if dissent is authorized by the resolution.

Under the BCBCA, a shareholder asserting dissent rights is entitled, subject to specified procedural requirements, including giving notice of dissent and making a proper demand for payment, to be paid by the company the fair value of the shares in respect of which the shareholder dissents. If the shareholder and the company do not agree on the fair value for the shareholder’s shares, the company or the dissenting shareholder may apply to a court to fix a fair value for the shares. The Canadian Articles do not provide for dissenter’s rights in addition to those provided by the BCBCA.

Under the NRS, a stockholder is entitled to dissent from, and obtain payment for, the fair value of the stockholder’s shares in the event of (i) certain acquisitions of a controlling interest in the corporation, (ii) consummation of a plan of merger, if approval by the stockholders is required for the merger, regardless of whether the stockholder is entitled to vote on the merger or if the domestic corporation is a subsidiary and is merged with its parent, or if the domestic corporation is a constituent entity in a merger pursuant to NRS 92A.133, (iii) consummation of a plan of conversion to which the corporation is a party, (iv) consummation of a plan of exchange in which the corporation is a party, (v) any corporate action taken pursuant to a vote of the stockholders, if the articles of incorporation, bylaws or a resolution of the board of directors provides that voting or nonvoting stockholders are entitled to dissent and obtain payment for their shares, or (vi) any corporate action to which the stockholder would be obligated, as a result of the corporate action, to accept money or scrip rather than receive a fraction of a share in exchange for the cancellation of all the stockholder’s outstanding shares, except where the stockholder would not be entitled to receive such payment pursuant to NRS 78.205, 78.2055 or 78.207.

Also under the NRS, holders of covered securities (generally those that are listed on a national securities exchange), any shares traded in an organized market and held by at least 2,000 stockholders of record with a market value of at least $20,000,000, and any shares issued by an open-end management investment company registered under the Investment Company Act of 1940 and which may be redeemed at the option of the holder at net asset value, are generally not entitled to dissenter’s rights. However, this exception is not available in connection with accordance of full voting rights to “control shares” under Nevada’s acquisitions of a controlling interest statutes, or if (i) the articles of incorporation of the corporation issuing the shares provide that such exception is not available, (ii) the resolution of the board of directors approving the plan of merger, conversion or exchange expressly provides otherwise or (iii) the holders of the class or series of stock are required by the terms of the corporate action to accept for the shares anything except cash, shares of stock or other securities as described in NRS 92A.390(3) or any combination thereof. The NRS prohibits a dissenting stockholder from voting their shares or receiving certain dividends or distributions after their dissent. As with the Canadian Articles, the Nevada Articles and Nevada Bylaws do not provide for dissenter’s rights in addition to those provided by the NRS.

The mechanics and timing procedures vary somewhat between British Columbia and Nevada, but both require technical compliance with specific notice and payment protocols.

Special Meetings of Stockholders

The provisions of the BCBCA, its regulations, and the articles of a company apply to the calling, holding and conduct of shareholder meetings, including special meetings. Under the Canadian Articles, the directors may call a meeting of shareholders at any time. Additionally, under the BCBCA, the holders of not less than 5% of the issued shares of a company that carry the right to vote at a general meeting may, subject to compliance with the requirements of, and to certain exceptions under, the BCBCA, requisition the directors to call a meeting of shareholders for the purpose of transacting any business that may be transacted at a general meeting.

The NRS permits special meetings of stockholders to be called by the entire board of directors, any two directors or the President, unless the articles of incorporation or bylaws provide otherwise.

The Nevada Articles provides that special meetings of stockholders may be called only by the corporation’s board of directors. Special meetings may not be called by any other person or persons.

Meetings Pursuant to Petition of Stockholders

Under the BCBCA, shareholders holding at least 5% of the issued shares of a company that carry the right to vote at a general meeting may requisition the directors to call a meeting of shareholders for the purpose of transacting any business that may be transacted at a general meeting. A company must send notice of the general meeting at least 21 days but not more than 2 months before the meeting.

Under the NRS, stockholders having not less than 15% of the voting power may petition the district court to order a stockholder meeting for the election of directors if a corporation fails to call a meeting for that purpose within 18 months after the last annual meeting at which directors were elected.

Adjournment of Stockholder Meetings

Under the Canadian Articles, it is not necessary to give any notice of an adjourned meeting of shareholders or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

In contrast, under the NRS, a corporation is not required to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting, other than by announcement at the meeting at which the adjournment is taken, unless the board of directors of the corporation fixes a new record date for the adjourned meeting or the meeting date is adjourned to a date more than 60 days later than the date set for the original meeting, in which case a new record date must be fixed and notice given. Similarly, in Nevada, with regard to the postponement of a meeting, a determination of stockholders of record entitled to notice of and to vote at a meeting of stockholders shall apply to any postponement but the board of directors may fix a new record date for determination of stockholders entitled to vote at the postponed meeting, and the board of directors must fix a new record date if the meeting is postponed to a date more than 60 days later than the date set for the original meeting.

Duration of Proxies

Under the BCBCA, a form of proxy must indicate the meeting or meetings at which it is to be used. There is no statutory limitation on the duration of a proxy under the BCBCA comparable to the limitations under certain other corporate statutes.

Under the NRS, a proxy is effective only for a period of six months, unless it is coupled with an interest or unless otherwise provided in the proxy, which duration may not exceed seven years. The NRS also provides for irrevocable proxies, without limitation on duration, in limited circumstances.

Quorum and Voting

Under the BCBCA, unless the articles otherwise provide, the quorum for transaction of business at a meeting of shareholders is two shareholders entitled to vote at the meeting whether present personally or by proxy. The Canadian Articles provide that the quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 33 1/3% of the issued shares entitled to be voted at the meeting. Under the BCBCA, an ordinary resolution is passed by a simple majority (more than 50%) of votes cast, and a special resolution requires not less than two-thirds of the votes cast.

The NRS provides that, unless the articles of incorporation or bylaws provide otherwise, a majority of the voting power of the corporation, present in person or by proxy at a meeting of stockholders (regardless of whether the proxy has authority to vote on any matter), constitutes a quorum for the transaction of business. Under the NRS, unless the articles of incorporation or bylaws or the NRS provide for different proportions, action by the stockholders on a matter other than the election of directors is approved if the number of votes cast in favor of the action exceeds the number of votes cast in opposition to the action. Unless provided otherwise in the corporation’s articles of incorporation or bylaws, directors are elected at the annual meeting of stockholders by plurality vote.

Stockholder Inspection Rights

Under the BCBCA, specified books and records must be available for inspection by any shareholder at a registered and records office, with some exceptions. The records available for inspection include: the Notice of Articles and Articles, minutes of meetings and resolutions of shareholders, the central securities register, and the register of directors. Under the BCBCA, a company must maintain a registered office and a records office in British Columbia.

Inspection rights under Nevada law are more limited. The NRS grants any person who has been a stockholder of record of a corporation for at least six months immediately preceding the demand, or any person holding, or thereunto authorized in writing by the holders of, at least 5% of all of its outstanding shares, upon at least five days’ written demand the right to inspect in person or by agent or attorney, during usual business hours (i) the articles of incorporation and all amendments thereto, (ii) the bylaws and all amendments thereto and (iii) a stock ledger or a duplicate stock ledger, revised annually, containing the names, alphabetically arranged, of all persons who are record stockholders of the corporation, showing their places of residence, if known, and the number of shares held by them respectively. A Nevada corporation may require a stockholder to furnish the corporation with an affidavit that such inspection is not desired for a purpose which is in the interest of a business or object other than the business of the corporation.

In addition, the NRS grants certain stockholders the right to inspect the books of account and financial statements of a corporation, provided that an affidavit from the stockholders making such demand is provided to the corporation stating that the inspection is not desired for any purpose not related to his or her interest as a stockholder. The right to inspect the books of account and financial statements of a corporation, to make copies of records and to conduct an audit of such records is available only to a stockholder who owns at least 15% of the issued and outstanding shares of a Nevada corporation, or who has been authorized in writing by the holders of at least 15% of such shares. In addition, the board of directors may condition such inspection on the stockholders exercising such rights to enter into and comply with a confidentiality agreement having such terms and scope as reasonably related to protecting the legitimate interests of the corporation. However, these requirements do not apply to any corporation that furnishes to its stockholders a detailed annual financial statement or any corporation that has filed during the preceding 12 months all reports required to be filed pursuant to Section 13 or Section 15(d) of the Exchange Act.

Business Opportunities

Under the BCBCA, directors and officers owe fiduciary duties to the company, which include a duty not to appropriate corporate opportunities for personal benefit. The BCBCA provides that a director or senior officer who holds a disclosable interest in a contract or transaction must disclose such interest, and a director who holds a disclosable interest may not vote on any directors’ resolution to approve such contract or transaction unless all directors have a disclosable interest, in which case any or all of the directors may vote. Excluded directors will, however, count for the purposes of the quorum. A director or senior officer is liable to account to the company for any profit that accrues under or as a result of an interested contract or transaction unless appropriate disclosure was made and the contract or transaction was approved by the disinterested directors or by a special resolution of shareholders.

Similar to the BCBCA’s disclosure requirements regarding conflicts of interest, the NRS also addresses business opportunities. The NRS permits a Nevada corporation to renounce, in its articles of incorporation or by action of the board of directors, any interest or expectancy to participate in specified business opportunities or specified classes or categories of business opportunities that are presented to the corporation or one or more of its officers, directors or stockholders.

What Doesn’t Change After Nevada Redomestication?

Apart from being governed by the Nevada Articles, the Nevada Bylaws and the NRS, following completion of the Nevada Redomestication, InMed, and after the completion of the Merger, the Combined Company, will continue to exist in the form of a Nevada corporation. By virtue of the Nevada Redomestication, all of the rights, privileges and powers of the Canadian Corporation, and all property, real, personal and mixed, and all debts due to the Canadian Corporation, as well as all other things and causes of action belonging to the Canadian Corporation, will remain vested in the Nevada Corporation and will be the property of the Nevada Corporation. In addition, all debts, liabilities and duties of the Canadian Corporation will remain attached to the Nevada Corporation and may be enforced against the Nevada Corporation.

No Change in the Business

The Nevada Redomestication will not result in any change in InMed’s, or after the completion of the Merger, the Combined Company’s, business, management, obligations, assets or liabilities (other than as a result of the transaction costs related to the Nevada Redomestication).

InMed’s, and after the completion of the Merger, the Combined Company’s, management, including all directors and officers, will remain the same in connection with the Nevada Redomestication and will have the same positions with the Nevada Corporation. To the extent that the Nevada Redomestication will require the consent or waiver of a third party, InMed will use commercially reasonable effects to obtain such consent or waiver before completing the Nevada Redomestication. InMed and Mentari do not expect that any such required consent will impede InMed’s ability to reincorporate in Nevada. The Nevada Redomestication will not otherwise adversely affect any of InMed’s material contracts with any third parties, and InMed’s rights and obligations under such material contractual arrangements will continue as rights and obligations of the Nevada Corporation.

No Securities Act Consequences

InMed and, following the completion of the Merger, the Combined Company, will continue to be a publicly held company following completion of the Nevada Redomestication, and the Nevada Corporation’s common stock will continue to be listed on Nasdaq and traded under the symbol “INM” and, following the completion of the Merger, “MTRI.” InMed and, following the completion of the Merger, the Combined Company, will continue to file required periodic reports and other documents with the SEC. There is not expected to be any interruption in the trading of the Nevada Corporation common stock as a result of the Nevada Redomestication. InMed and its stockholders will be in the same respective positions under the federal securities laws after the Nevada Redomestication as InMed and its stockholders were prior to the Nevada Redomestication.

No Material Accounting Implications

Effecting the Nevada Redomestication will not have any material accounting implications.

No Exchange of Stock Certificates Required

Shareholders of InMed will not be required to exchange their existing share certificates for new stock certificates.

U.S. Federal Income Tax Considerations of the Nevada Redomestication

The following discussion is a summary of U.S. federal income tax considerations to U.S. Holders (as defined below) of InMed common stock (“InMed stock”) of the Nevada Redomestication. The discussion does not purport to be a complete analysis of all potential tax considerations. The considerations of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws, are not discussed. This discussion is based on the Code, Treasury Regulations promulgated under the Internal Revenue Code of 1986, as amended (the “Code”), judicial decisions and published rulings and administrative pronouncements of the Internal Revenue Service (“IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a U.S. Holder. InMed has not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax considerations of the Nevada Redomestication.

This discussion is limited to a U.S. Holder that holds InMed stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax considerations relevant to a U.S. Holder’s particular circumstances, including without limitation the effect of the Medicare contribution tax on net investment income, the alternative minimum tax, or the special tax accounting rules under Section 451(b) of the Code. In addition, it does not address considerations relevant to U.S. Holders subject to special rules, such as:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	U.S. Holders whose functional currency is not the U.S. dollar;

•	persons holding InMed stock as part of a hedge, straddle or other risk-reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies and other financial institutions;

•	tax-exempt entities or governmental organizations;

•	real estate investment trusts or regulated investment companies;

•	brokers, dealers or traders in securities or other persons that elect to use a mark-to-market method of accounting for their holdings in InMed stock;

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell InMed stock under the constructive sale provisions of the Code;

•	persons who hold or receive InMed stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	tax-qualified retirement plans; and

•	persons that own, or have owned, actually or constructively, more than 5% of InMed stock.

If an entity or arrangement classified as a partnership for U.S. federal income tax purposes holds InMed stock, the tax treatment of the partnership or a partner in the partnership generally will depend on the status of the partner, the activities of the partnership, and certain determinations made at the partner level. Accordingly, an entity or arrangement classified as a partnership that holds InMed stock and each partner in such partnership is urged to consult its tax advisor regarding the U.S. federal income tax considerations to it of the Nevada Redomestication.

For purpose of this discussion, a “U.S. Holder” is any beneficial owner of InMed stock that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that: (i) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code); or (ii) has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

This discussion is for informational purposes only and is not tax advice. Each prospective investor is urged to consult its tax advisor with respect to the application of the U.S. federal income tax laws to its particular situation as well as any tax considerations of the Nevada Redomestication arising under U.S. federal estate or gift tax laws, the laws of any state, local or non-U.S. taxing jurisdiction or any applicable income tax treaty.

The Nevada Redomestication is intended to qualify as a “reorganization” for U.S. federal income tax purposes pursuant to Section 368(a)(1)(F) of the Code. As a result, except as provided below under “—Effects of Section 367” and “—Passive Foreign Investment Company Considerations,” a U.S. Holder generally should not recognize gain or loss upon the proposed Nevada Redomestication. A U.S. Holder will have the same aggregate basis in its InMed stock after the Nevada Redomestication as such U.S. Holder had in the corresponding InMed stock immediately prior to the Nevada Redomestication, increased by any amount included in the income of such U.S. holder as a result of Section 367 of the Code (as discussed below). A U.S. Holder’s holding period in InMed stock immediately following the Nevada Redomestication will include such U.S. Holder’s holding period in the corresponding InMed stock immediately prior to the Nevada Redomestication. Each U.S. Holder of shares of InMed stock acquired on different dates and at different prices is urged to consult its tax advisor regarding the allocation of the tax basis and holding period of such shares.

Distributions

Following the Nevada Redomestication, a U.S. Holder generally will be required to include in gross income the amount of any distribution of cash or other property paid on the InMed stock. A distribution on such stock generally will be treated as U.S. source dividend income for U.S. federal income tax purposes to the extent the distribution is paid out of InMed’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such amount will be includible in gross income by a U.S. Holder on the date that such U.S. Holder actually or constructively receives the distribution in accordance with such U.S. Holder’s regular method of accounting for U.S. federal income tax purposes. Dividends paid by InMed to a corporate U.S. holder will be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations as long as such corporate U.S. Holder satisfies the holding period requirement for the dividends received deduction, with such holding period beginning on the day after the Nevada Redomestication. With respect to non-corporate U.S. Holders, such dividends generally will be subject to tax at the lower applicable long-term capital gains rates.

Effects of Section 367

Section 367 of the Code applies to certain non-recognition transactions involving non-U.S. corporations, including the domestication of a non-U.S. corporation in a reorganization pursuant to Section 368(a)(1)(F) of the Code. When it applies, Section 367 imposes income tax on certain U.S. persons in connection with transactions that would otherwise generally be tax-free.

A U.S. Holder who, on the day of the Nevada Redomestication, beneficially owns (directly, indirectly or constructively) InMed stock with a fair market value of $50,000 or more, but less than 10% of the total combined voting power of all classes of InMed stock entitled to vote and less than 10% of the total value of all classes of InMed stock, may elect to recognize gain with respect to the Nevada Redomestication or, in the alternative, recognize the net positive earnings and profits amount as described below. Complex attribution rules apply in determining whether a U.S. Holder owns 10% or more of the total combined voting power of InMed stock entitled to vote or owns 10% or more of the total value of all classes of InMed stock. All U.S. Holders are urged to consult their tax advisors with respect to those attribution rules.

Unless a U.S. Holder makes the “all earnings and profits” election as described below, such holder generally must recognize gain (but not loss) with respect to shares received in the Nevada Redomestication. Any such gain would be equal to the excess of the fair market value of the new stock received over the U.S. Holder’s adjusted basis in the stock surrendered in exchange therefor. Such gain would be capital gain and would be long-term capital gain if the holder held the stock for longer than one year.

In lieu of recognizing any gain as described in the preceding paragraph, a U.S. Holder may elect to include the “all earnings and profits” amount attributable to the InMed stock under Section 367(b) of the Code. There are, however, strict conditions for making this election. This election must comply with applicable Treasury Regulations and generally must include, among other things: (i) a statement that the domestication is a Section 367(b) exchange; (ii) a complete description of the domestication, (iii) a description of any stock, securities or other consideration transferred or received in the domestication, (iv) a statement describing the amounts required to be taken into account for U.S. federal income tax purposes, (v) a statement that the U.S. Holder is making the election that includes (A) a copy of the information that the U.S. Holder received from us establishing and substantiating the U.S. Holder’s all earnings and profits amount with respect to the U.S. Holder’s shares and warrants, and (B) a representation that the U.S. Holder has notified the Company that the U.S. Holder is making the election, and (vi) certain other information required to be furnished with the U.S. Holder’s tax return or otherwise furnished pursuant to the Code or the Treasury Regulations. In addition, the election must be attached by the U.S. Holder to its timely filed U.S. federal income tax return for the year of the Nevada Redomestication, and the U.S. Holder must send notice to InMed of the election no later than the date such tax return is filed. In connection with this election, InMed intends to provide each U.S. Holder eligible to make such an election with information regarding InMed’s earnings and profits upon request. InMed does not expect to have earnings and profits as of the date of Nevada Redomestication.

U.S. Holders are urged to consult their tax advisors regarding the U.S. federal, state, local, and non-U.S. tax considerations of the Nevada Redomestication to them.

Passive Foreign Investment Company Considerations

In addition to Section 367(b) of the Code, the Nevada Redomestication may be a taxable event to U.S. Holders to the extent that Section 1291(f) of the Code applies, if InMed is or ever was a passive foreign investment company (“PFIC”) under Section 1297 of the Code.

In general, InMed would be a PFIC with respect to a U.S. Holder if for any taxable year in which the holder held InMed stock:

•	at least 75% of InMed’s gross income for the taxable year was passive income, or

•	at least 50% of the value, determined on the basis of a quarterly average, of InMed’s assets was attributable to assets that produced, or were held for the production of, passive income.

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. If a non-U.S. corporation is classified as a PFIC for any taxable year during which a U.S. Holder owns stock in the non-U.S. corporation, the non-U.S. corporation generally remains thereafter classified as a PFIC with respect to that U.S. Holder. InMed believes that it is not and has never been a PFIC, although no assurance can be given on this point.

If InMed were a PFIC at any time during a U.S. Holder’s holding period and such U.S. Holder did not make certain mitigation elections, certain proposed Treasury Regulations (if finalized in their current form) may require taxable gain recognition by a U.S. Holder subject to the PFIC rules with respect to its exchange of InMed stock pursuant to the Nevada Redomestication. Any such gain would be treated as an “excess distribution” made in the year of the Nevada Redomestication and subject to special tax and interest charge rules. Under coordination rules, gain or income otherwise subject to Section 367(b) of the Code would be treated as an excess distribution under Section 1291 of the Code, and the excess, if any, of the amount to be included in income under Section 367(b) over the gain realized under Section 1291 would be subject to tax as provided under Section 367(b). See the discussion above under the section entitled “—Effects of Section 367.”

U.S. Holders are urged to consult their tax advisors concerning the application of the PFIC rules to the Nevada Redomestication.

Tax Reporting Regarding the Nevada Redomestication

Each U.S. Holder that receives shares of InMed stock in the Nevada Redomestication is required to retain permanent records pertaining to the reverse stock split and make such records available to any authorized IRS officers and employees. Such records should specifically include information regarding the amount, basis, and fair market value of all transferred property and relevant facts regarding any liabilities assumed or extinguished as part of such reorganization. Each U.S. Holder who owned at least five percent (by vote or value) of the total outstanding stock of InMed or who owned securities in InMed stock with a basis of $1,000,000 or more are required to attach a statement to their tax returns for the year in which the reverse stock split is consummated that contains the information listed in Treasury Regulations Section 1.368-3(b). Such statement must include the U.S. Holder’s tax basis in the holder’s InMed stock and the fair market value of such stock, the date of the Nevada Redomestication, and the name and employer identification number of InMed. Each U.S. Holder is urged to consult its tax advisor to comply with these rules.

This discussion of U.S. federal income tax considerations of the Nevada Redomestication is for general information purposes only and is not intended to be, and should not be construed as, tax advice. Determining the actual tax considerations of the Nevada Redomestication to a U.S. Holder may be complex and will depend on such U.S. Holder’s specific situation and on factors that are not within InMed’s knowledge or control. Each U.S. Holder is urged to consult its tax advisor with respect to the application of U.S. federal income tax laws to its specific situation as well as any tax considerations arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, non-U.S. or other taxing jurisdiction.

Canadian Federal Income Tax Considerations of the Nevada Redomestication

The following summary describes the principal Canadian federal income tax considerations under the ITA of the Nevada Redomestication. This summary is generally applicable to Canadian InMed Holders. The InMed Common Shares will generally be considered to be capital property to the applicable Canadian InMed Holder unless such shares are held by the Canadian InMed Holder in the course of carrying on a business of buying and selling securities or were acquired in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary assumes that InMed will cease to be resident in Canada for purposes of the ITA at the time of the Nevada Redomestication and that from the time of the Nevada Redomestication and at all relevant times thereafter InMed will be a resident of the United States for the purpose of the U.S. Treaty and will be entitled to the benefits of the U.S. Treaty.

This summary is based upon the current provisions of the ITA, Tax Proposals and an understanding of the current published administrative practices and assessing policies of the CRA published in writing and publicly available as of the date of this proxy statement/prospect. No assurances can be given that the Tax Proposals will be enacted as proposed, if at all. This summary does not otherwise take into account or anticipate any changes in applicable law, whether by legislative, regulatory, administrative or judicial action or administrative policy or assessing practice nor does it take into account other federal tax legislation or considerations or those of any province, territory or foreign jurisdiction, which may differ from those discussed herein.

This summary does not apply to a Canadian InMed Holder (i) that is a “specified financial institution” for the purposes of the ITA, (ii) that is a “financial institution” for the purposes of the mark-to-market rules in the ITA, (iii) an interest in which is a “tax shelter investment” for the purposes of the ITA, (iv) that reports its “Canadian tax results” for the purposes of the ITA in a currency other than Canadian currency, (v) that has entered into or will enter into a “derivative forward agreement” (as defined in the ITA) or a “synthetic disposition arrangement” (as defined in the ITA) in respect of InMed Common Shares, (vi) that is a “foreign affiliate” (as defined in the ITA) of a taxpayer resident in Canada, (vii) that is a partnership, (viii) that receives or will receive dividends on the InMed Common Shares under or as part of a “dividend rental arrangement”, or (ix) that has acquired any InMed Common Shares upon the exercise of an employee stock option or other employee compensation plan or otherwise in the course of employment. In addition, this summary does not address the tax considerations for holders of options to purchase InMed Common Shares, InMed RSUs and Warrants to purchase InMed Common Shares or any other outstanding equity awards of InMed. Canadian InMed Holders of such securities should consult with their own tax advisors.

This summary is for informational purposes of a general nature only and is not, and is not intended to be, legal or tax advice to any particular Canadian InMed Holder. This summary is not exhaustive of all Canadian income tax considerations. Consequently, Canadian InMed Holders are urged to consult their own tax advisors to determine the particular tax effects to them of the Nevada Redomestication and of any other consequences to them in connection with the Contemplated Transactions under Canadian federal, provincial, territorial or local tax laws and under foreign tax laws, having regard to their own particular circumstances.

Currency Conversion

Generally, for purposes of the ITA, all amounts relating to the acquisition, holding or disposition of InMed Common Shares or Mentari stock must be converted into Canadian dollars based on exchange rates as determined in accordance with the ITA.

Tax Consequences to InMed

The “corporate emigration” rules in the ITA will apply to InMed upon InMed ceasing to be resident in Canada for the purposes of the ITA. InMed will also have a deemed tax year-end immediately prior to the time it ceases to be resident in Canada for purposes of the ITA. Each property owned by InMed immediately before the deemed year-end will be deemed to have been disposed of by InMed for proceeds of disposition equal to the fair market value of each such property at that time. Any gains or losses realized by InMed from the deemed disposition will be taken into account when determining the amount of InMed’s taxable income for the taxation year which is deemed to end immediately before the Nevada Redomestication.

InMed will also be required to pay a special departure tax under the ITA as a result of the Nevada Redomestication. Provided that InMed becomes a resident of the United States for purposes of the U.S. Treaty at the time of the Nevada Redomestication, such departure tax will generally be equal to 5% of the amount by which (i) the fair market value of InMed’s assets immediately before the deemed year-end arising because of the Nevada Redomestication exceeds (ii) the aggregate of its liabilities (other than amounts payable in respect of dividends and amounts payable in connection with this emigration tax) and the paid-up capital in respect of its issued and outstanding shares at that time.

The InMed Board currently expects that it will not incur a material amount of Canadian income tax as a result of the Nevada Redomestication, although there can be no assurance in this regard. This expectation is based in part on determinations of factual matters, including determinations regarding the fair market value of InMed’s assets and tax attributes, and the paid-up capital for purposes of the ITA in respect of its issued and outstanding shares, any or all of which could change prior to the effective time of the Nevada Redomestication, and also depends in part on factors or circumstances beyond InMed’s control and as to which only incomplete information may be available. Moreover, there can be no assurance that the CRA will accept the valuations or the positions that InMed has adopted in calculating the amount of Canadian tax that will be payable in connection with the Nevada Redomestication.

Due to the change in residence upon the Nevada Redomestication, InMed will no longer be subject to taxation under the ITA on its worldwide income. However, if InMed carries on business in Canada or has other Canadian sources of income, InMed may be subject to Canadian tax on its Canadian-source income.

Tax Consequences to Shareholders Resident in Canada

This portion of the summary is generally applicable to a Resident InMed Shareholder.

The Nevada Redomestication

Resident InMed Shareholders who continue to hold InMed Common Shares following the Nevada Redomestication will not be considered to have disposed of their InMed Common Shares by reason only of the Nevada Redomestication. Accordingly, the Nevada Redomestication will not cause the Resident InMed Shareholder to realize a capital gain or loss on their InMed Common Shares and there will be no effect on the adjusted cost base of their InMed Common Shares.

Dividends on InMed Common Shares Following the Nevada Redomestication

Dividends received on InMed Common Shares following the Nevada Redomestication will be required to be included in the Resident InMed Shareholder’s income for the purposes of the ITA. Such dividends received by a Resident InMed Shareholder who is an individual will not be subject to the gross-up and dividend tax credit rules in the ITA. A Resident InMed Shareholder that is a corporation will include such dividends in computing its income and generally will not be entitled to deduct the amount of such dividends in computing its taxable income.

Any U.S. non-resident withholding tax on such dividends generally should be eligible, subject to certain limitations under the ITA, to be credited against the Resident InMed Shareholder’s income tax or deducted from income.

Disposition of InMed Common Shares Following the Nevada Redomestication

A disposition or deemed disposition of InMed Common Shares by a Resident InMed Shareholder will generally result in a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident InMed Shareholder of such InMed Common Shares immediately before the disposition. See “Taxation of Capital Gains and Capital Losses” immediately below.

Taxation of Capital Gains and Capital Losses

Generally, one-half of any capital gain (a “taxable capital gain”) realized by a Resident InMed Shareholder in a taxation year must be included in computing the income of that Resident InMed Shareholder, and one-half of any capital loss (an “allowable capital loss”) realized by a Resident InMed Shareholder in a taxation year must be applied to reduce taxable capital gains realized by the Resident InMed Shareholder in that year. Allowable capital losses for the year in excess of taxable capital gains generally may be applied by the Resident InMed Shareholder to reduce net taxable capital gains realized in any of the three preceding taxation years or in any subsequent year, subject to the detailed provisions of the ITA.

In the case of a Resident InMed Shareholder that is a corporation, the amount of any capital loss arising on a disposition, or deemed disposition, of any InMed Common Share may be reduced by the amount of dividends received, or deemed to have been received, by it on such share. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns shares, or where a trust or partnership of which a corporation is a beneficiary or a member is a member of a partnership or a beneficiary of a trust that owns any shares.

Capital gains realized by a Resident InMed Shareholder that is an individual (including certain trusts) may result in such Resident InMed Shareholder being liable, or having an increased liability, for alternative minimum tax under the ITA.

Additional Refundable Tax

A Resident InMed Shareholder that is, throughout the taxation year, a “Canadian-controlled private corporation” (as such term is defined in the ITA), or, at any time in the taxation year, a “substantive CCPC” (as such term is defined in the ITA) may be liable for an additional tax (refundable in certain circumstances) on its “aggregate investment income” (as such term is defined in the ITA) for the year, including taxable capital gains, interest, and dividends or deemed dividends on InMed Common Shares that are not deductible under the ITA.

Foreign Property Information Reporting

A Resident InMed Shareholder that is a “specified Canadian entity” (as such term is defined in the ITA) for a taxation year or fiscal period whose total cost amount of “specified foreign property” (as such term is defined in the ITA), which will include InMed Common Shares, at any time in the year or fiscal period exceeds CAD$100,000 is required to file an information return for the year or period disclosing prescribed information in respect of such property. Such holders are advised to consult their own tax advisors.

Dissenting Resident Shareholders

A Resident InMed Shareholder that properly exercises Dissent Rights in respect of its InMed Common Shares (a “Dissenting Resident InMed Shareholder”) will dispose of its InMed Common Shares to InMed and will be entitled to be paid the fair value of such InMed Common Shares. Such Dissenting Resident InMed Shareholder shall be deemed to have received a dividend equal to the amount, if any, by which such payment (other than any portion of the payment that is interest awarded by a court in connection with the Contemplated Transactions) exceeds the “paid-up capital” of such InMed Common Shares for purposes of the ITA immediately before that time.

A Dissenting Resident InMed Shareholder will be required to include in computing its income for a taxation year any dividend deemed to be received on the InMed Common Shares. In the case of a Dissenting Resident InMed Shareholder that is an individual (including certain trusts), any such dividend will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received by Canadian resident individuals from a taxable Canadian corporation.

In the case of a Dissenting Resident Holder that is a corporation, any such dividend generally will be included in computing such Dissenting Resident Holder’s income as a dividend, and will ordinarily be deductible in computing its taxable income subject also to all other limitations under the ITA. In certain circumstances, a taxable dividend received by a Dissenting Resident Holder that is a corporation will be treated under the ITA as proceeds of disposition or a capital gain. Dissenting Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

A Dissenting Resident InMed Shareholder who transfers InMed Common Shares to InMed for cancellation will also be considered to have disposed of their InMed Common Shares for proceeds of disposition equal to the amount paid to such Dissenting Resident InMed Shareholder (other than any portion of the payment that is interest awarded by a court in connection with the Contemplated Transactions), less the amount of any deemed dividend arising on the transfer described above. The Dissenting Resident InMed Shareholder will realize a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Dissenting Resident InMed Shareholder’s InMed Common Shares. For a description of the tax treatment of capital gains or capital loss, see “Taxation of Capital Gains and Capital Losses” above.

A Dissenting Resident InMed Shareholder will also be required to include in computing its income any interest awarded by a court in connection with the Contemplated Transactions.

Dissenting Resident InMed Shareholders should consult their own tax advisors with respect to the Canadian income tax consequences of exercising their Dissent Rights.

Eligibility for Investment

Provided the InMed Common Shares are listed on a designated stock exchange (which, for purposes of the ITA, currently includes the Nasdaq), the InMed Common Shares would, at the time of the Nevada Redomestication, be qualified investments under the ITA for trusts governed by a registered retirement savings plan, registered retirement income fund, registered education savings plan, registered disability savings plan, tax-free savings account, first home savings account (collectively, “Registered Plans”), or a deferred profit sharing plan.

Notwithstanding the foregoing, if the InMed Common Shares are a “prohibited investment” for a Registered Plan, the holder, subscriber or annuitant of the Registered Plan, as the case may be, will be subject to a penalty tax as set out in the ITA. The InMed Common Shares will generally be a “prohibited investment” for a Registered Plan if the holder, subscriber or annuitant, as the case may be, does not deal at arm’s length with InMed for purposes of the ITA or has a “significant interest” (as defined in the ITA) in InMed. In addition, the InMed Common Shares will generally not be a prohibited investment if such shares are “excluded property” as defined in the ITA for purposes of the prohibited investment rules.

The Nevada Redomestication will not, in and of itself, cause the InMed Common Shares to cease to be a qualified investment under the ITA for trusts governed by Registered Plans.

Canadian InMed Holders who will hold or who intend to hold the Nevada InMed Common Stock in a Registered Plan or a deferred profit sharing plan should consult their own tax advisors.

Tax Consequences to Shareholders Not Resident in Canada

This portion of the summary is generally applicable to a Non-Resident InMed Shareholder. Special rules, which are not discussed herein, may apply to certain Non-Resident InMed Shareholders that are insurers carrying on an insurance business in Canada and elsewhere or are “authorized foreign banks” (as defined in the ITA) and any such Non-Resident InMed Shareholders should consult their own tax advisors.

The Nevada Redomestication

Non-Resident InMed Shareholders who continue to hold InMed Common Shares following the Nevada Redomestication will not be considered to have disposed of their InMed Common Shares by reason only of the Nevada Redomestication. Accordingly, the Nevada Redomestication will not cause the Non-Resident InMed Shareholder to realize a capital gain or loss on their InMed Common Shares and there will be no effect on the adjusted cost base of their InMed Common Shares.

After the Nevada Redomestication, Non-Resident InMed Shareholders will not be subject to Canadian withholding tax on dividends received from InMed.

Dissenting Non-Resident Shareholders

A Non-Resident InMed Shareholder that properly exercises Dissent Rights in respect of its InMed Common Shares (a “Dissenting Non-Resident InMed Shareholder”) will dispose of its InMed Common Shares to InMed and will be entitled to be paid the fair value of such InMed Common Shares. Such Dissenting Non-Resident InMed Shareholder shall be deemed to have received a dividend equal to the amount, if any, by which such payment (other than any portion of the payment that is interest awarded by a court in connection with the Contemplated Transactions) exceeds the “paid-up capital” of such InMed Common Shares for purposes of the ITA immediately before that time.

A dividend deemed to be received by a Dissenting Non-Resident InMed Shareholder will be subject to Canadian withholding tax at a rate of 25% or such lower rate as may be substantiated under the terms of an applicable tax treaty. For example, a dividend deemed to be received by a Dissenting Non-Resident InMed Shareholder that is a resident of the U.S. for purposes of the U.S. Treaty, is fully entitled to benefits under the U.S. Treaty and is the beneficial owner of such dividends will generally be subject to withholding tax at a treaty-reduced rate of 15% (or 5% if the beneficial owner of such dividends is a company that owns at least 10% of the voting stock of InMed). Dissenting Non-Resident InMed Shareholders are urged to consult their own tax advisors to determine their entitlement, if any, to relief under an applicable tax treaty.

A Dissenting Non-Resident InMed Shareholder who transfers InMed Common Shares to InMed for cancellation will also be considered to have disposed of their InMed Common Shares for proceeds of disposition equal to the amount paid to such Dissenting Non-Resident InMed Shareholder (other than any portion of the payment that is interest awarded by a court in connection with the Contemplated Transactions), less the amount of any deemed dividend arising on the transfer described above.

The Dissenting Non-Resident InMed Shareholder will not be subject to tax under the ITA on any capital gain unless the InMed Common Shares are “taxable Canadian property” to the Dissenting Non-Resident InMed Shareholder at the time of the exchange and such gain is not exempt from tax under the ITA pursuant to the provisions of an applicable tax treaty (if any). Generally, provided that the InMed Common Shares are listed on a “designated stock exchange” (which currently includes the Nasdaq) at the time of disposition, the InMed Common Shares will not be taxable Canadian property of a Dissenting Non-Resident InMed Shareholder at that time unless at any time during the 60-month period that ends at that time: (a) one or any combination of (i) the Dissenting Non-Resident InMed Shareholder, (ii) persons with whom the Dissenting Non-Resident InMed Shareholder did not deal at arm’s length for purposes of the ITA and (iii) a partnership in which the Dissenting Non-Resident InMed Shareholder or such non-arm’s length person(s) holds a membership interest directly or indirectly through one or more partnerships, owned 25% or more of the issued InMed Common Shares or any other issued class of InMed’s shares; and (b) more than 50% of the fair market value of the InMed Common Shares was derived directly or indirectly from one or any combination of (i) real or immovable property situated in Canada, (ii) “Canadian resource properties” (as defined in the ITA), (iii) “timber resource properties” (as defined in the ITA), and (iv) options in respect of, or interests in, or for civil law rights in, property described in any of (i) to (iii), whether or not such property exists. In addition, the InMed Common Shares may be deemed to be taxable Canadian property of a Dissenting Non-Resident InMed Shareholder in certain circumstances specified in the ITA.

In the event the InMed Common Shares are “taxable Canadian property” of a Dissenting Non-Resident InMed Shareholder and the Dissenting Non-Resident InMed Shareholder is not entitled to an exemption pursuant to the provisions of an applicable tax treaty, any capital gain or capital loss realized by the Dissenting Non-Resident InMed Shareholder will be treated in the same manner as described under the heading “Taxation of Capital Gains and Capital Losses” above.

Generally, a Dissenting Non-Resident InMed Shareholder will not be subject to Canadian income or withholding tax under the ITA on any interest awarded by a court in connection with the Contemplated Transactions.

Additional Information

Regulatory Matters

The consummation of the Nevada Redomestication requires the filing of Articles of Domestication and the Nevada Articles with the office of the Nevada Secretary of State and the Continuation Application with the Registrar of Companies for British Columbia. No regulatory or governmental approvals or consents will be required in connection with the Nevada Redomestication.

Appraisal Rights

Holders of our Canadian Corporation Common Shares are entitled to appraisal rights with respect to the Nevada Redomestication described in this proposal. See the section titled “Appraisal Rights and Dissenters’ Rights” beginning on page 186 of this proxy statement/prospectus.

Legal Proceedings

From time to time, InMed may become subject to various legal proceedings and claims that arise in the ordinary course of its business activities. Other than the Patent License Matter, as of the date of this proxy statement/prospectus, InMed is not currently a party to any claim or litigation, the outcome of which, if determined adversely to it, would individually or in the aggregate be reasonably expected to have a material adverse effect on its business. Regardless of the outcome, litigation can have an adverse impact on InMed because of defense and settlement costs, diversion of management resources and other factors.

Interest of Certain Persons

The InMed Board believes that the corporate laws of the Province of British Columbia and the State of Nevada are substantially comparable as to the rights of shareholders, at least on balance of the relevant considerations against one another and as relevant to the InMed and the Combined Company. As part of its process, the InMed Board considered if redomestication to Nevada would convey any non-ratable benefits on any of InMed’s or the Combined Company’s respective directors or officers and did not identify any such non-ratable benefits. However, others may allege, and shareholders should be aware in voting on the Redomestication Proposal and the Nevada Redomestication Resolution, that InMed’s or the Combined Company’s respective directors and executive officers may be considered to have interests in the Nevada Redomestication that are different from, or in addition to, the interests of the shareholders generally. The InMed Board has considered these potential interests, among other matters, in reaching the decision to approve the Nevada Redomestication and to recommend that InMed’s shareholders vote in favor of this proposal.

The Merger is conditioned upon the approval of the Redomestication Proposal, unless, to the extent permitted by applicable law, each of InMed, the Merger Subs, and Mentari waives such condition. Notwithstanding the approval of the Redomestication Proposal, if the Nasdaq Share Issuance Proposal or the Return of Capital Proposal are not approved or the other closing conditions under the Merger Agreement are not satisfied or waived, the actions contemplated by the Nasdaq Share Issuance Proposal will not be effected.

Certain InMed shareholders have agreed to vote any InMed Common Shares owned by them in favor of the Redomestication Proposal. See “Agreements Related to the Merger — Support Agreements” beginning on page 213 of this proxy statement/prospectus for more information.

Unless otherwise instructed, it is the intention of the persons named in the accompanying form of proxy to vote shares represented by properly executed forms of proxy “FOR” the approval of the Nevada Redomestication and the adoption of the Nevada Redomestication Resolution.

THE INMED BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE REDOMESTICATION PROPOSAL AND THE ADOPTION OF THE NEVADA REDOMESTICATION RESOLUTION.

PROPOSAL NO. 4 – THE STOCK PLAN PROPOSAL

General

At the InMed Shareholders Meeting, InMed will ask its shareholders to approve the Mentari Therapeutics, Inc. 2026 Stock Incentive Plan (the “2026 Stock Plan”) to be effective on the closing date of the Merger. The 2026 Stock Plan was approved by the InMed Board on    , 2026, subject to shareholder approval and the consummation of the Merger. If the 2026 Stock Plan is approved by shareholders and the Merger is consummated, no further awards will be granted under InMed’s 2017 Amended Stock Option Plan.

The purpose of the 2026 Stock Plan is to promote and closely align the interests of employees, officers, non-employee directors and other individual service providers of the Combined Company and its stockholders by providing stock-based compensation and other performance-based compensation. The objectives of the 2026 Stock Plan are to attract and retain the best available employees, officers, non-employee directors and other individual service providers for positions of substantial responsibility and to motivate participants to optimize the profitability and growth of the Combined Company through incentives that are consistent with the Combined Company’s goals and that link the personal interests of participants to those of the Combined Company’s stockholders. The 2026 Stock Plan allows for the grant of stock options, stock appreciation rights (“SARs”), restricted stock, restricted stock units (“RSUs”), other stock-based awards and incentive bonuses (collectively, “Awards”).

Summary of the 2026 Stock Plan

The following description of the 2026 Stock Plan is not intended to be complete and is qualified in its entirety by the complete text of the 2026 Stock Plan, a copy of which is attached as Annex O to this proxy statement/prospectus. Stockholders are urged to read the 2026 Stock Plan in its entirety.

Administration

The 2026 Stock Plan will be administered by the compensation committee of the Combined Company board of directors, or another committee designated by the Combined Company board of directors to administer the 2026 Stock Plan, which is referred to herein as the “Administrator.” The Administrator will have broad authority, subject to the provisions of the 2026 Stock Plan, to administer and interpret the 2026 Stock Plan and Awards granted thereunder. All decisions and actions of the Administrator will be final.

Stock Subject to 2026 Stock Plan

The initial share pool under the 2026 Stock Plan will be    % of the total number of shares of outstanding capital stock immediately following the consummation of the Merger (including Combined Company common stock, preferred stock and unexercised pre-funded warrants), subject to certain adjustments in the event of a change in the Combined Company’s capitalization. The shares that may be issued under the 2026 Stock Plan will be automatically increased on January 1 of each year beginning in 2027 and ending with a final increase on January 1, 2036 in an amount equal to    % of the diluted stock (including Combined Company common stock, preferred stock and unexercised pre-funded warrants) on the preceding December 31, unless a lower, or no, increase is determined by the Administrator. Only    shares of Combined Company common stock may be issued under the 2026 Stock Plan as incentive stock options.

Shares of Combined Company common stock issued under the 2026 Stock Plan may be either authorized and unissued shares or previously issued shares acquired by the Combined Company. On termination or expiration of an Award under the 2026 Stock Plan, in whole or in part, the number of shares of Combined Company common stock subject to such Award but not issued thereunder or that are otherwise forfeited back to the Combined Company will again become available for grant under the 2026 Stock Plan. Additionally, shares retained or withheld in payment of any exercise price, purchase price, or tax withholding obligation of an Award will again become available for grant under the 2026 Stock Plan.

As of    , 2026, the closing price of an InMed Common Share was $    per share, as reported on Nasdaq.

Eligibility

Current or prospective employees, officers, non-employee directors, and other independent service providers of the Combined Company and its subsidiaries will be eligible to participate in the 2026 Stock Plan, if selected by the Administrator. Following the Merger, it is expected that approximately    employees (including    executive officers),    non-employee directors and    other individual service providers of the Combined Company will be eligible to participate in the 2026 Stock Plan.

The aggregate dollar value of equity-based (based on the grant date fair market value of equity-based Awards) and cash compensation granted under the 2026 Stock Plan or otherwise to any non-employee director for service on the board may not exceed $    during any full calendar year following the effective date; provided, however, that in the calendar year in which a non-employee director first joins the board or during any calendar year in which a non-employee director is designated as Chairman of the Board or Lead Director, the maximum aggregate dollar value of equity-based and cash compensation granted to the non-employee director may be up to $    .

Types of Awards

Stock Options. All stock options granted under the 2026 Stock Plan will be evidenced by a written agreement with the participant, which provides, among other things, whether the option is intended to be an incentive stock option or a non-qualified stock option, the number of shares subject to the option, the exercise price, exercisability (or vesting), the term of the option, which may not generally exceed ten years, and other terms and conditions. Subject to the express provisions of the 2026 Stock Plan, options generally may be exercised over such period, in installments or otherwise, as the Administrator may determine. The exercise price for any stock option granted may not generally be less than the fair market value of the Combined Company common stock subject to that option on the grant date. The exercise price may be paid in cash or such other method as determined by the Administrator, including an irrevocable commitment by a broker to pay over such amount from a sale of the shares issuable under an option, the delivery of previously owned shares, or withholding of shares deliverable upon exercise. The 2026 Stock Plan permits, without stockholder approval, the Administrator to reduce the exercise price of a previously awarded option or cancel and re-grant or exchange such option for cash or a new Award with a lower (or no) exercise price.

Stock Appreciation Rights. SARs may be granted alone or in conjunction with all or part of a stock option. Upon exercising a SAR, the participant is entitled to receive the amount by which the fair market value of the Combined Company common stock at the time of exercise exceeds the exercise price of the SAR. This amount is payable in Combined Company common stock, cash, restricted stock, or a combination thereof, at the Administrator’s discretion. The 2026 Stock Plan permits, without stockholder approval, the Administrator to reduce the exercise price of a previously awarded SAR or cancel and re-grant or exchange such SAR for cash or a new Award with a lower (or no) exercise price.

Restricted Stock and RSUs. Awards of restricted stock consist of shares of stock that are transferred to the participant subject to restrictions that may result in forfeiture if specified conditions are not satisfied. RSUs result in the transfer of shares of cash or stock to the participant only after specified conditions are satisfied. The Administrator will determine the restrictions and conditions applicable to each award of restricted stock or RSUs, which may include performance vesting conditions.

Other Stock-Based Awards. Other stock-based awards are Awards denominated in or payable in, valued in whole or in part by reference to, or otherwise based on or related to, the value of Combined Company common stock.

Incentive Bonuses. Each incentive bonus will confer upon the participant the opportunity to earn a payment, which may be subject to vesting or performance criteria established by the Administrator. Payment of the amount due under an incentive bonus may be made in cash or shares, as determined by the Administrator.

Performance Criteria

The Administrator may specify certain performance criteria which must be satisfied before Awards will be granted or will vest. The performance goals may vary from participant to participant, group to group, and period to period.

Transferability

Awards generally may not be sold, transferred for value, pledged, assigned, or otherwise alienated or hypothecated by a participant other than by will or the laws of descent and distribution, and each option or SAR may be exercisable only by the participant during his or her lifetime.

Clawback

Awards will be subject to recoupment in accordance with any clawback policy adopted by the Combined Company (or any successor or other clawback policy adopted by the Combined Company).

Adjustments Upon a Change in Capitalization

In the event of a change in capitalization of the Combined Company, including any reorganization, reclassification, combination of shares, stock split, reverse stock split, spin-off, dividend or distribution (other than quarterly cash dividends), the share pool and outstanding Awards will be equitably adjusted by the Administrator.

Change in Control

In the event of a change in control of the Combined Company, the Administrator may (i) provide for the assumption of outstanding Awards, (ii) issue substitute awards, (iii) accelerate vesting or waive any forfeiture conditions, (iv) accelerate the exercisability of the award, (v) make any other adjustments to outstanding Awards as deemed to be appropriate or (vi) provide for the cancellation and cash-out of outstanding Awards; however, if Awards are not assumed, continued or substituted for, then all outstanding Awards will become fully vested and exercisable (with performance based on target or actual achievement as determined by the Administrator).

Amendment and Termination

The Combined Company board of directors will have the right to amend, alter, suspend, or terminate the 2026 Stock Plan at any time, provided certain enumerated material amendments may not be made without stockholder approval. No amendment or alteration to the 2026 Stock Plan or an Award or Award agreement will be made that would materially impair the rights of the holder, without such holder’s consent; however, no consent will be required if the Administrator determines in its sole discretion and prior to the date of any change in control that such amendment or alteration either is required or advisable in order for the Combined Company, the 2026 Stock Plan, or such Award to satisfy any law or regulation or to meet the requirements of or avoid adverse financial accounting consequences under any accounting standard, or is not reasonably likely to significantly diminish the benefits provided under such Award, or that any such diminishment has been adequately compensated. The 2026 Stock Plan will automatically terminate as to the grant of future awards, unless earlier terminated by the Combined Company board of directors, on    , 2036.

Federal Income Tax Consequences

The following is a summary of the U.S. federal income tax treatment applicable to the Combined Company and the participants who receive Awards under the 2026 Stock Plan based on the federal income tax laws in effect on the date of this proxy statement/prospectus. This summary is not intended to be exhaustive and does not address all matters relevant to a particular participant based on their specific circumstances.

The summary expressly does not discuss the income tax laws of any state, municipality, or non-U.S. taxing jurisdiction, or the gift, estate, excise (including the rules applicable to deferred compensation under Section 409A of the Code), or tax laws other than U.S. federal income tax law. Because individual circumstances may vary, each participant is urged to consult their tax advisor concerning the tax implications of Awards granted under the 2026 Stock Plan.

Incentive Stock Options

Options granted under the 2026 Stock Plan may be either incentive stock options, which are intended to satisfy the requirements of Section 422 of the Code, or non-qualified stock options, which are not intended to meet such requirements. No taxable income is recognized by the optionee at the time of the option grant, and no taxable income is recognized for ordinary income tax purposes at the time the option is exercised, although taxable income may arise at that time for alternative minimum tax purposes. Unless there is a “disqualifying disposition”, as described below, the optionee will recognize long-term capital gain in an amount equal to the excess of (i) the amount realized upon the sale or other disposition of the purchased shares over (ii) the exercise price paid for the shares. A disqualifying disposition occurs if the disposition is less than two years after the date of grant or less than one year after the exercise date. If there is a disqualifying disposition of the shares, then the excess of (i) the fair market value of those shares on the exercise date or (if less) the amount realized upon such sale or disposition over (ii) the exercise price paid for the shares will be taxable as ordinary income to the optionee. Any additional gain or loss recognized upon the disposition will be a capital gain or loss. If the optionee makes a disqualifying disposition of the purchased shares, then the Combined Company (or, if applicable, the affiliate employer) will be entitled to an income tax deduction for the taxable year in which such disposition occurs equal to the amount of ordinary income recognized by the optionee as a result of the disposition. The Combined Company will not be entitled to any income tax deduction if the optionee makes a qualifying disposition of the shares.

Nonqualified Stock Options

No taxable income is recognized by an optionee upon the grant of a non-qualified stock option. The optionee in general will recognize ordinary income, in the year in which the option is exercised, equal to the excess of the fair market value of the purchased shares on the exercise date over the exercise price paid for the shares, and the optionee will be required to satisfy the tax withholding requirements applicable to such income. The Combined Company (or, if applicable, the affiliate employer) will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the optionee with respect to the exercised non-qualified stock option.

Stock Appreciation Rights

No taxable income is recognized upon receipt of a SAR. The participant will recognize ordinary income in the year in which the SAR is exercised, in an amount equal to the excess of the fair market value of the underlying shares on the exercise date over the base price in effect for the exercised right, and the participant will be required to satisfy the tax withholding requirements applicable to such income. The Combined Company (or, if applicable, the affiliate employer) will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the participant in connection with the exercise of the SAR.

Restricted Stock Awards

A participant who receives unvested shares of Combined Company common stock will not recognize any taxable income at the time those shares are granted but will have to report as ordinary income, as and when the restrictions constituting a substantial risk of forfeiture lapse, an amount equal to the excess of (i) the fair market value of the shares on the vesting date over (ii) the amount paid (if any) for the shares. The participant may, however, elect under Section 83(b) of the Code to include as ordinary income in the year the unvested shares are issued an amount equal to the excess of (a) the fair market value of those shares on the issue date over (b) the amount paid (if any) for such shares. If the Section 83(b) election is made, the participant will not recognize any additional income as and when the shares subsequently vest. The Combined Company (or, if applicable, the affiliate employer) will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the participant at the time such ordinary income is recognized by the participant.

Restricted Stock Units, Other Stock-Based Awards, Incentive Bonuses

Generally, no taxable income is recognized upon the grant of RSUs, other stock-based awards or incentive bonuses. The participant will recognize ordinary income in the year in which the award is settled in shares or cash. The amount of that income will be equal to the fair market value of the shares on the date of issuance or the amount of the cash paid in settlement of the award, and the participant will be required to satisfy the tax withholding requirements applicable to the income. The Combined Company (or, if applicable, the affiliate employer) will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the participant at the time the shares are issued or the cash amount is paid.

Deductibility of Executive Compensation

Section 162(m) of the Code limits the deductibility for federal income tax purposes of certain compensation paid to any “covered employee” in excess of $1.0 million. It is expected that compensation deductions for any covered employee with respect to awards granted under the 2026 Stock Plan will be subject to the $1.0 million annual deduction limitation. The Administrator of the 2026 Stock Plan may grant Awards under the 2026 Stock Plan that are or may become non-deductible when it believes doing so is in the best interests of the Combined Company and its stockholders.

New Plan Benefits

InMed cannot currently determine the benefits or number of shares subject to Awards that may be granted in the future to eligible participants under the 2026 Stock Plan because the grant of Awards and terms of such Awards are to be determined in the sole discretion of the Administrator.

The Merger is not conditioned upon the approval of the Stock Plan Proposal. However, the Stock Plan Proposal is conditioned on the consummation of the Merger. Notwithstanding the approval of the Stock Plan Proposal, if the Merger is not completed, the actions contemplated by the Stock Plan Proposal will not be effected.

Unless otherwise instructed, it is the intention of the persons named in the accompanying form of proxy to vote shares represented by properly executed forms of proxy “FOR” the Stock Plan Proposal.

THE INMED BOARD RECOMMENDS A VOTE “FOR” THE STOCK PLAN PROPOSAL.

PROPOSAL NO. 5 – THE ESPP PROPOSAL

General

At the InMed Shareholders Meeting, InMed will ask its shareholders to approve the Mentari Therapeutics, Inc. 2026 Employee Stock Purchase Plan (the “2026 ESPP”) to be effective on the closing date of the Merger. The 2026 ESPP was approved by the InMed Board on    , 2026, subject to shareholder approval and the consummation of the Merger.

The purpose of the 2026 ESPP is to provide employees of the Combined Company and its designated subsidiaries with an opportunity to purchase shares of the Combined Company common stock through accumulated contributions. The 2026 ESPP, and the rights of participants to make purchases thereunder, is intended to qualify under Section 423 of the Code; however, sub-plans that do not meet the requirements of Section 423 of the Code may be established for the benefit of eligible employees of non-U.S. subsidiaries of the Combined Company.

Summary of the ESPP

The following description of the 2026 ESPP is not intended to be complete and is qualified in its entirety by the complete text of the 2026 ESPP, a copy of which is attached as Annex P to this proxy statement/prospectus. Stockholders are urged to read the 2026 ESPP in its entirety.

Administration

The 2026 ESPP will be administered by the compensation committee of the Combined Company board of directors or another committee designated by the Combined Company board of directors to administer, which is referred to herein as the “ESPP Administrator.” All questions of interpretation of the 2026 ESPP are determined by the ESPP Administrator, whose decisions are final and binding upon all participants. The ESPP Administrator may delegate, subject to applicable law, its responsibilities under the 2026 ESPP to one or more other persons. The ESPP Administrator may adopt rules or procedures relating to the operation and administration of the 2026 ESPP to accommodate the specific requirements of local laws and procedures, including to adopt sub-plans for participants outside of the United States.

Stock Subject to ESPP

The initial share pool under the 2026 ESPP will be the lesser of (i)    % of the total number of shares of outstanding capital stock immediately following the consummation of the Merger (including Combined Company common stock, preferred stock and unexercised pre-funded warrants) or (ii)    shares, subject to certain adjustments in the event of a change in the Combined Company’s capitalization. The shares that may be issued under the 2026 ESPP will be automatically increased on January 1 of each year beginning in 2027 and ending with a final increase on January 1, 2036 in an amount equal to the lesser of    % of the diluted stock (including Combined Company common stock, preferred stock and unexercised pre-funded warrants) on the preceding December 31 or    , unless a lower, or no, increase is determined by the ESPP Administrator. Shares of Combined Company common stock issued under the 2026 ESPP may either be shares of authorized but unissued Combined Company common stock, Combined Company common stock held as treasury shares, or Combined Company common stock acquired in an open-market transaction.

If the total number of shares to be purchased by all participants on any exercise date (as defined below) exceeds the number of shares remaining available for issuance under the 2026 ESPP, the ESPP Administrator may make a pro rata allocation of the remaining available number of shares in as uniform a manner as possible and as the ESPP Administrator determines to be equitable.

As of     , 2026, the closing price of an InMed Common Share was $     per share, as reported on Nasdaq.

Eligibility

All employees of the Combined Company or a designated subsidiary of the Combined Company (as defined in the 2026 ESPP) who customarily work for more than 20 hours per week and more than five months in any calendar year and satisfy the requirements set forth in the 2026 ESPP will be eligible to participate in the 2026 ESPP. However, any employee who would own (or pursuant to Section 424(d) of the Code would be deemed to own) more than 5% of the voting power or value of the Combined Company common stock immediately after a grant under the 2026 ESPP is not eligible to participate, and no participant may purchase more than $25,000 of Combined Company common stock in any one calendar year. Following the Merger, it is expected that approximately    employees will be eligible to participate in the 2026 ESPP.

Offering Periods

The 2026 ESPP is generally implemented by a series of “offering periods” which will not exceed 27 months. Unless the ESPP Administrator determines otherwise, the first offering period and the first purchase period will begin on      and end on     , with subsequent offering periods and purchase periods being each     -month period commencing thereafter.

Payroll Deductions

To participate in an offering period, an eligible employee must execute and submit a properly completed subscription agreement on or before a date determined by the ESPP Administrator prior to the applicable enrollment date. Once enrolled in the 2026 ESPP, a participant can purchase shares of Combined Company common stock with payroll deductions at the end of the applicable offering period. Once an offering period is over, a participant is automatically enrolled in the next offering period unless the participant chooses to withdraw from the 2026 ESPP.

Each subscription agreement will request a deduction in an amount expressed as a whole percentage between     % and     % and all payroll deductions will be credited to the eligible employee’s account. The maximum permissible contribution by any participant for all offering periods during any calendar year is $25,000. No interest will be paid on any amount held in the account of any eligible employee.

Option Grant

On the first trading day of each offering period, each eligible employee automatically will be granted an option to acquire shares of Combined Company common stock on the exercise date. All participants granted options under the 2026 ESPP will have the same rights and privileges consistent with the requirements set forth in Section 423 of the Code. No eligible employee will be permitted to purchase more than      shares of Combined Company common stock during each purchase period.

Purchase Price

The price per share at which shares are purchased under the 2026 ESPP is determined by the ESPP Administrator, but in no event will be less than 85% of the fair market value of the Combined Company common stock on the first or the last trading day of the offering period, whichever is lower.

Exercise of Options

At the end of each offering period, unless the participant has withdrawn from the 2026 ESPP, payroll deductions are applied automatically to purchase shares of Combined Company common stock at the price described above. The number of shares purchased is determined by dividing the payroll deductions by the applicable purchase price, rounded down to the nearest whole share.

Any payroll deductions accumulated in a participant’s account that are not sufficient to purchase a full share will be retained in the participant’s account for the subsequent option period (subject to earlier withdrawal in accordance with the terms of the 2026 ESPP). Any other amounts of payroll deductions in a participant’s account that are not used for the purchase of shares of Combined Company common stock, whether because of the participant’s withdrawal, because the amount would enable the participant to purchase more than the maximum number of shares, or for any other reason, will be returned to the participant, without interest, as soon as administratively practicable after such withdrawal, exercise date or other event, as applicable.

Cancellation and Withdrawal

Participants may cancel all (but not less than all) of their option and terminate their subscription agreement by delivering a written notice revoking their subscription to the Combined Company or by following an electronic or other withdrawal procedure determined by the ESPP Administrator. Upon such termination and cancellation, the balance in the participant’s account will be returned to the participant, without interest, as soon as administratively practicable thereafter.

Termination of Employment or Eligibility

Upon the termination of a participant’s employment with the Combined Company (or a designated subsidiary, as applicable) for any reason or if a participant loses eligibility to participate in the 2026 ESPP, the participant’s option will be deemed cancelled, the balance in the participant’s account will be returned to the participant (or his or her estate or designated beneficiary in the event of the participant’s death), without interest, as soon as administratively practicable, and the participant will have no other rights under the 2026 ESPP.

Transferability

Rights to purchase Combined Company common stock under the 2026 ESPP may not be transferred by a participant and may be exercised during a participant’s lifetime only by the participant.

Adjustments Upon a Change in Capitalization

In the event of any reorganizations, recapitalizations, stock splits, reverse stock splits, stock dividends, extraordinary dividends or distributions, or similar events, the ESPP Administrator will appropriately adjust the number and class of shares available under the 2026 ESPP and the applicable purchase price of such shares.

Merger or Other Corporate Transaction

In the event of a merger, sale, or other similar corporate transaction involving the Combined Company, each outstanding option will be assumed or an equivalent option substituted by the successor corporation or a parent or subsidiary of the successor corporation. If the successor corporation refuses to assume or substitute for the option, the offering period with respect to which such option relates will be shortened by setting a new exercise date on which such offering period shall end. The new exercise date will occur before the date of the Combined Company’s proposed merger, sale, or other similar corporate transaction.

Amendment and Termination

The ESPP Administrator may amend, suspend or terminate the 2026 ESPP at any time and, in the event of a termination of the 2026 ESPP, may terminate all outstanding offering periods (and return each participant’s account balance to the participant) or allow outstanding offering periods to expire in accordance with their terms. The 2026 ESPP will continue in effect until terminated by the ESPP Administrator.

Federal Income Tax Consequences

The following is a brief description of the federal income tax treatment that will generally apply to the grant and exercise of rights under the 2026 ESPP, based on federal income tax laws in effect on the date of this proxy statement/prospectus. The exact federal income tax treatment of options under the 2026 ESPP will depend on the specific nature of any such option and the individual tax attributes of the participant. The following summary is not intended to be exhaustive and, among other considerations, does not describe gift, estate, social security, state, local or international tax consequences. In addition, if one or more sub-plans are established for employees of non-U.S. subsidiaries, the tax rules may be different than discussed below.

The 2026 ESPP is intended to qualify as an “employee stock purchase plan” under Section 423 of the Code and, as a result, employees who participate in the 2026 ESPP will be afforded favorable tax treatment subject to meeting certain requirements specified by the Code. In general, there are no federal income tax consequences to a participant upon the grant of the option to purchase shares under the 2026 ESPP at the beginning of an option period or upon its exercise on the exercise date at the end of an option period. Upon the disposition of shares acquired upon exercise of an option, the participant will generally be subject to tax and the nature and amount of the tax will depend on whether the employee has satisfied the statutory holding period.

If the employee holds shares acquired under the 2026 ESPP for at least two years from the grant date of his or her option and at least one year from the date he or she acquired the shares (referred to as the “statutory holding period”), any gain on the sale of the shares will be taxed as ordinary income to the extent of the lesser of (i) the amount by which the fair market value of the shares on the grant date (i.e., the first day of the option period) exceeded the exercise price for the option, or (ii) the amount by which the fair market value of the shares on the date of sale exceeds the exercise price of the option. Any additional gain or loss will be taxed as long-term capital gain or loss.

If the participant sells or otherwise disposes of the shares before the expiration of the statutory holding period, then in the year of such “disqualifying” disposition, the participant will be required to recognize ordinary income equal to the difference between the fair market value of the shares on the date of the exercise of the option and the exercise price of the option. Any additional gain or loss will be short-term or long-term capital gain or loss depending on the length of time the employee has held the shares.

The Combined Company is not entitled to any deduction with respect to the difference between the fair market value of the Combined Company common stock and the option exercise price if the participant satisfies the statutory holding period described above. If shares are sold before the statutory holding period is satisfied, the Combined Company (or, if applicable, the affiliate employer) is entitled to a tax deduction for any ordinary income recognized by the participant.

New Plan Benefits

The benefits that will be received by or allocated to eligible employees under the 2026 ESPP cannot be determined at this time because the amount of payroll deductions contributed to purchase shares of Combined Company common stock under the 2026 ESPP is entirely within the discretion of each participant (subject to the limitations discussed above).

The Merger is not conditioned upon the approval of the ESPP Proposal. However, the ESPP Proposal is conditioned on the consummation of the Merger. Notwithstanding the approval of the ESPP Proposal, if the Merger is not completed, the actions contemplated by the ESPP Proposal will not be effected.

Unless otherwise instructed, it is the intention of the persons named in the accompanying form of proxy to vote shares represented by properly executed forms of proxy “FOR” the ESPP Proposal.

THE INMED BOARD RECOMMENDS A VOTE “FOR” THE ESPP PROPOSAL.

PROPOSAL NO. 6 – THE MERGER COMPENSATION PROPOSAL

General

Pursuant to Section 14A of the Exchange Act and Rule 14a-21(c) thereunder, InMed is seeking non-binding, advisory shareholder approval of certain compensation arrangements for InMed named executive officers that are based on or otherwise relate to the Merger, as disclosed pursuant to Item 402(t) of Regulation S-K in the section titled “The Merger — Interests of InMed’s Directors and Executive Officers in the Merger — Golden Parachute Compensation” beginning on page 176 of this proxy statement/prospectus. At the InMed Shareholders Meeting, InMed will therefore ask its shareholders to adopt the following resolution:

“RESOLVED: That certain compensation arrangements for InMed named executive officers in connection with the Merger, as disclosed pursuant to Item 402(t) of Regulation S-K in the section titled “The Merger — Interests of InMed’s Directors and Executive Officers in the Merger — Golden Parachute Compensation” in the proxy statement/prospectus, are hereby APPROVED on a non-binding, advisory basis.”

Because the vote is advisory in nature only, it will not be binding on InMed. Accordingly, to the extent InMed is contractually obligated to pay the compensation, the compensation will be payable to the named executive officers, subject only to the conditions applicable thereto, if the Merger is completed, regardless of the outcome of the advisory vote.

The Merger is not conditioned upon the approval of the Merger Compensation Proposal.

Unless otherwise instructed, it is the intention of the persons named in the accompanying form of proxy to vote shares represented by properly executed forms of proxy “FOR” the approval of the Merger Compensation Proposal.

THE INMED BOARD RECOMMENDS A VOTE “FOR” THE MERGER COMPENSATION PROPOSAL.

PROPOSAL NO. 7 – THE ADJOURNMENT PROPOSAL

General

If InMed fails to receive a sufficient number of votes to approve the Nasdaq Share Issuance Proposal, InMed may propose to adjourn the InMed Shareholders Meeting, for a period of not more than 45 days, for the purpose of soliciting additional proxies to approve the Nasdaq Share Issuance Proposal. InMed currently does not intend to propose adjournment at the InMed Shareholders Meeting if there are sufficient votes to approve the Nasdaq Share Issuance Proposal.

The Merger is not conditioned upon the approval of the Adjournment Proposal.

Unless otherwise instructed, it is the intention of the persons named in the accompanying form of proxy to vote shares represented by properly executed forms of proxy “FOR” the approval of the Adjournment Proposal.

THE INMED BOARD RECOMMENDS A VOTE “FOR” THE ADJOURNMENT PROPOSAL, IF NECESSARY.

INMED’S BUSINESS

Unless otherwise indicated or the context otherwise requires, references in this section to “InMed,” the “Company” “we,” “us,” “our” and other similar terms refer to InMed and its subsidiaries.

We are a pharmaceutical drug development company with a pipeline of proprietary small molecule drug candidates that are preferential signaling ligands of the endogenous CB1 and CB2 receptors as well as other receptor targets linked to human disease. CB1 and CB2 receptors are each part of the endocannabinoid system that is found throughout the human body and is responsible for many homeostatic functions. CB1 receptors are primarily located in the brain and central nervous system, while CB2 receptors are involved in modulating neuroinflammation and immune responses. Our research efforts target the treatment of diseases with high unmet medical needs. Together with our wholly owned subsidiary, BayMedica, we also have significant know-how in developing proprietary manufacturing approaches to produce and sell bulk rare cannabinoids as ingredients for various market sectors, or Products. On March 4, 2026, the InMed Board ratified, confirmed and approved the decision of the board members of BayMedica to wind down and exit BayMedica’s commercial operations business segment, which constitutes the only revenue-generating commercial operations of InMed. As of June 30, 2026, BayMedica had wound down all of its operating activities, and has two remaining employees who are anticipated to depart by July 31, 2026 as well as a commercial lease which will terminate at the end of August. Following the wind down of commercial operations (and subject to completion of the Merger), InMed will focus exclusively on the development of its Product Candidates, including INM-901 for Alzheimer’s disease and INM-089 for dry Age-related Macular Degeneration, or dry AMD, as they advance towards IND filings and initial human clinical trials.

We have sought to focus on the research and development of preferential signaling ligands of CB1 and CB2, and have produced a library of novel, proprietary drug candidates, or Product Candidates. These Product Candidates are patentable new chemical entities, or NCEs, for pharmaceutical development, aimed at targeting diverse clinical indications. Our current potential pharmaceutical pipeline consists of three programs, with drug candidates targeting Alzheimer’s disease, dry AMD, and Epidermolysis Bullosa, or EB.

Our INM-901 is a proprietary small molecule, disease modifying drug candidate being developed as a potential treatment for Alzheimer’s disease. INM-901 has multiple potential mechanisms of action as a preferential signaling agonist for both CB1 and CB2 receptors, as well as impacting the peroxisome proliferator-activated receptor, or PPAR, signaling pathway. Across multiple preclinical studies, INM-901’s primary mechanism of action is the reduction of neuroinflammation, with statistically significant effects demonstrated in both ex vivo and in vivo models. Additionally, INM-901 targets several other mechanisms of action, offering a unique treatment approach targeting several biological pathways associated with Alzheimer’s disease. More recently, these findings translated into advanced human brain organoid systems, where INM-901 showed significant dose-dependent reductions in key pro- inflammatory markers. Together, these data meaningfully de-risk the program and strengthen confidence as the program advances toward a pre-IND meeting and subsequent human clinical trials. In the event that the Merger is not consummated, InMed’s 2026 development priorities for INM-901 include conducting a pre-IND meeting with the FDA in the third quarter of 2026, continuing to execute on IND-enabling pharmacology and toxicology studies, continued development and scale up of drug substance and product manufacturing activities, and engaging regulatory and clinical experts to map out topline clinical design for first in human clinical trials. In the event that the Merger is not consummated, subject to regulatory feedback and completion of IND-enabling activities, InMed targets submission of an IND and initiation of a Phase 1 clinical trial in 2027.

Outcomes from our ocular research, based on the proprietary small molecule INM-089, indicate potentially promising neuroprotective effects in the back of the eye, which may lead to the preservation of retinal function. Neuroprotection in dry AMD remains an unmet medical need and a new treatment option may help solve this multifactorial disease. In the event that the Merger is not consummated, InMed’s 2026 development priorities for INM-089 include generation of data supporting continued evaluation of therapeutic potential, completion of preclinical studies including dose-ranging assessment demonstrating dose proportionality and pharmacologically relevant concentration following dosing, drug substance and drug product process development to support IND-enabling studies, and planning for a pre-IND meeting with the FDA in Q4 2026.

We have completed a Phase 2 clinical trial of INM-755 (cannabinol) cream studying its safety and efficacy in treating symptoms related to EB. Results from the Phase 2 clinical trial showed a positive indication of enhanced anti-itch activity for INM-755 cream versus the control cream alone in an exploratory clinical evaluation. We are also pursuing strategic partnership opportunities for INM-755 in EB and other itch-related skin conditions.

Our manufacturing capabilities include traditional approaches such as chemical synthesis and biosynthesis, as well as a proprietary, integrated manufacturing approach called IntegraSyn. With multiple manufacturing approaches, we have sought to maintain enhanced flexibility to select the most cost-effective method to deliver high quality, high purity Products and Product Candidates fit for their intended uses. Prior to the decision to wind down BayMedica’s commercial operations, BayMedica’s commercial business specialized in the B2B commercialization of bulk rare, non-intoxicating cannabinoids as raw materials for the Health and Wellness sector that are bioidentical to those found in nature.

MENTARI’S BUSINESS

Overview

Mentari intends to become a leader in migraine treatment through the development of a portfolio of preventive migraine therapies. Mentari’s initial product candidates are proprietary monoclonal antibodies designed to improve upon patient outcomes under current standards of care through enhanced efficacy and dosing convenience. They are engineered to address clinically validated migraine targets while also being designed to improve patient convenience through periodic subcutaneous injections. MT-001 is a half-life extended antibody that inhibits pituitary adenylate cyclase-activating polypeptide (“PACAP”), an emerging anti-migraine target that functions independently of calcitonin gene-related peptide (“CGRP”), which is the backbone of several approved therapies. MT-001 is designed to deliver anti-migraine activity matching or exceeding that reported for an intravenously administered competitor anti-PACAP clinical candidate, Lu AG09222 (also known as bocunebart), but through a convenient and potentially less frequent subcutaneous injection. Mentari anticipates filing a Clinical Trial Application (“CTA”) in New Zealand for MT-001 in mid-2026. In parallel, Mentari is also developing MT-002, a bispecific antibody designed to simultaneously target PACAP and CGRP, providing the potential to address both known drivers of migraine with a single product candidate. Mentari anticipates filing an Investigational New Drug application (“IND”) in the United States or equivalent for MT-002 in the first quarter of 2027.

It is estimated that up to fifteen percent of the world’s population suffers from migraine. An estimated one percent of the population experiences more than eight migraine attacks a month. Although there are multiple drugs approved to treat or to prevent migraine, there remains a significant need for superior therapies. Between forty and fifty percent of patients treated with approved therapies do not achieve a fifty percent reduction in monthly migraine days (“MMDs”). Even those who do experience a reduction in MMDs continue to be burdened by recurrent attacks.

The underlying causes of migraine are not well understood, but a portion of the disease pathology has been shown to be driven by the release of CGRP, which leads to local vasodilation and neuroinflammation. Anti-CGRP therapies are the most recent class of approved therapies, reaching $6 billion in worldwide revenue in 2025. Not all patients respond to anti-CGRP therapies and many discontinue treatment.

PACAP has recently emerged as an alternative migraine target that functions independently of CGRP. Phase 2 clinical trial results generated with Lu AG09222, in development by H. Lundbeck A/S (“Lundbeck”), show a reduction in MMDs roughly equivalent to that observed with approved anti-CGRP therapies. Mentari believes that anti-PACAP therapies have the potential to meaningfully improve outcomes for patients with migraine who do not experience an adequate reduction in MMDs under existing anti-CGRP therapies.

MT-001 is a product candidate designed to match or exceed the anti-PACAP activity of Lu AG09222, while being administered through a convenient subcutaneous injection instead of monthly intravenous infusions. MT-001 is a proprietary antibody that matches the potency of a reference antibody that was generated by Paragon Therapeutics based on public information about the properties or attributes of Lu AG09222 in in vitro assays. MT-001 was engineered to have both an extended half-life and physiochemical properties to enable subcutaneous administration. Mentari expects that a once per four-week or eight-week subcutaneous dose of MT-001 has the potential to match or exceed the exposure of Lu AG09222 reported after intravenous administration in humans. This expectation is based, in part, on a three-fold increase in half-life observed in non-human primates (“NHPs”) with MT-001 compared with Lu AG09222 reference. Mentari anticipates filing a CTA for MT-001 in mid-2026 and, subject to CTA acceptance, proceeding with a Phase 1 pharmacokinetic and safety trial in healthy volunteers in New Zealand.

MT-002 is a bispecific product candidate that is designed to inhibit PACAP and CGRP. Both PACAP and CGRP have been shown to induce migraine through activation of independent sets of receptors. Mentari believes

MT-002 has the potential to benefit a broader set of patients than products that only address one of these targets. MT-002 was engineered to be delivered as an infrequent subcutaneous dose and, based on preclinical pharmacokinetic and pharmacodynamic data, is anticipated to match or exceed the exposures reported in clinical trials for Lu AG09222 and anti-CGRP antibodies. Mentari intends to initially develop MT-002 for the prevention of migraine in people who do not respond to existing anti-CGRP therapies and those who do not experience an adequate reduction in MMDs. Mentari believes that the increased drug activity potentially achievable by simultaneously targeting PACAP and CGRP presents an opportunity for MT-002 to be a first-line therapy for migraine prevention. Mentari anticipates filing an IND in the United States or equivalent for MT-002 in the first quarter of 2027.

MT-003, a potential product candidate for which Mentari has the exclusive option to license certain intellectual property rights pursuant to the Paragon Therapeutics Option Agreement, is a half-life extended anti-CGRP antibody. Although several anti-CGRP products have been approved by the FDA, none can be administered quarterly as a single subcutaneous dose. The only products approved for quarterly dosing are administered either as a quarterly intravenous infusion or as a series of three consecutive subcutaneous injections. Mentari believes that the improved properties and half-life of MT-003 could enable it to capture a significant share of the anti-CGRP market.

Mentari was founded by leading healthcare investor, Fairmount Funds Management LLC (“Fairmount”). The technology underlying Mentari’s product candidates was initially developed on a preclinical basis by Paragon Therapeutics, Inc. (“Paragon Therapeutics”) and Paragon Laboratories, Inc. (“Paragon Laboratories” and together with Paragon Therapeutics, “Paragon”), an antibody discovery engine founded by Fairmount and led by industry veterans with extensive experience in drug discovery. Paragon is specifically focused on applying cutting-edge science and technology to shape the next generation of novel best-in-class complex biologics for indications in which there is high unmet medical need. Paragon performs research services for Mentari to discover and evaluate potential antibody product candidates, which could be licensed for further development, manufacture and commercialization by Mentari.

Mentari entered into (i) an Antibody Discovery and Option Agreement (as amended, the “Paragon Therapeutics Option Agreement”) with Paragon Therapeutics and Paratari Holding LLC (“Paratari”) and (ii) an Antibody Discovery and Option Agreement (the “Paragon Laboratories Option Agreement” and together with the Paragon Therapeutics Option Agreement, the “Paragon Option Agreements”) with Paragon Laboratories. On July 1, 2026, following its exercise of the options for Research Program #1, corresponding to MT-001, and Research Program #2, corresponding to MT-002, Mentari entered into a license agreement with Paragon Therapeutics with respect to both such Research Programs (the “MT-001/002 License Agreement”).

Under the Paragon Option Agreements, Paragon identifies, evaluates, and develops antibodies against one or more mutually agreed therapeutic targets. The Paragon Therapeutics Option Agreement covers a monospecific research program targeting PACAP (MT-001), a bispecific research program targeting PACAP and CGRP (MT-002), a monospecific research program targeting CGRP (MT-003), and the Paragon Laboratories Option Agreement covers two other programs (MT-004 and MT-005), with the ability to add additional programs by mutual agreement. Each research program is overseen and coordinated by a joint development committee consisting of two employees from Mentari (or another representative as Mentari may designate) and two employees from Paragon, with Mentari and Paragon each having one vote with respect to decisions of the committee. Under the Paragon Option Agreements, Mentari has the exclusive option, on a program-by-program basis, to negotiate and enter into a license agreement granting Mentari an exclusive, worldwide license under the applicable intellectual property rights controlled by Paragon or its affiliates to develop, manufacture and commercialize antibodies and products directed to the selected target or target combination for the applicable research program, and further, for each monospecific research program, a non-exclusive, worldwide license under the applicable intellectual property rights controlled by Paragon or its affiliates to develop, manufacture and commercialize multispecific antibodies and products directed to the selected target for such research program. As of the date of this proxy statement/prospectus, Mentari has exercised the option and entered into a license agreement for each of MT-001 and MT-002, but it has not exercised the option or entered into a license agreement for MT-003, MT-004 or MT-005.

Under the MT-001/002 License Agreement, Paragon Therapeutics granted Mentari royalty-bearing, worldwide licenses, with the right to sublicense through multiple tiers, under specified intellectual property rights controlled by Paragon Therapeutics or its affiliates to develop, manufacture, commercialize and otherwise exploit antibodies and products arising respectively from Research Program #1, the monospecific research program targeting PACAP (MT-001), and Research Program #2, the bispecific research program targeting PACAP and CGRP (MT-002). These licenses include exclusive rights under the licensed antibody technology for each of Research Program #1 and Research Program #2, a non-exclusive right under the licensed antibody technology for Research Program #1 to develop and commercialize multispecific antibodies and multispecific products, and non-exclusive rights under certain other licensed patents, in each case subject to specified exclusions and retained rights. Under the MT-001/002 License Agreement, Mentari is solely responsible for development, manufacturing, commercialization, regulatory strategy, regulatory filings and regulatory approvals for all licensed products worldwide. On a Research Program-by-Research Program basis, Mentari is required to (a) achieve specified diligence milestones by specified deadlines (subject to specified cure and extension rights) and (b) use commercially reasonable efforts to develop and seek regulatory approval for at least one licensed product in the United States and at least one other major market country, and, after receipt of such regulatory approval, to commercialize such product in such country. Mentari is required to make milestone payments to Paragon Therapeutics upon the achievement of specified clinical development and regulatory milestones and to pay Paragon Therapeutics royalties in the single-digit percentage range based on net sales of licensed products, subject to certain reductions.

Mentari’s Pipeline

Mentari’s Strategy

Mentari is developing a portfolio of therapies designed to address a large unmet clinical need and broad commercial opportunity in the prevention of migraine. Its strategy is to:

•

Advance MT-001 for the prevention of migraine. MT-001 is designed to deliver potent and long-term anti-PACAP activity through infrequent subcutaneous injections. Mentari believes that MT-001 has the potential to be a leading anti-migraine therapy able to address patients who do not respond to other treatment options targeting CGRP. Mentari anticipates filing a CTA in New Zealand for MT-001 in mid-2026 and, subject to CTA acceptance, proceeding with a Phase 1 pharmacokinetic and safety trial in healthy volunteers in New Zealand.

•

Advance the bispecific antibody MT-002 into clinical trials. MT-002 is a product candidate designed to target both PACAP and CGRP. Through this dual action, MT-002 has the potential both to address known drivers of migraine with a single therapy and, Mentari believes, to capture a significant portion of the migraine market. Mentari anticipates filing an IND in the United States or equivalent for MT-002 in the first quarter of 2027.

•

Develop MT-003 as a quarterly subcutaneous anti-CGRP therapy. MT-003 is designed as an anti-CGRP antibody that can be administered as a single, quarterly, subcutaneous dose. Anti-CGRP therapies represent the backbone of migraine prevention. Despite limitations in the mode and frequency of administration of currently approved anti-CGRPs, they are widely used because patients have so few options. Mentari has the exclusive option to license certain intellectual property rights for MT-003 pursuant to the Paragon Therapeutics Option Agreement.

•

Expand Mentari’s portfolio with additional anti-migraine product candidates. Although approved treatments for migraine prevention, such as anti-CGRP drugs, and others in clinical development, such as anti-PACAP candidates, are able to deliver meaningful results in the clinic, most patients still experience migraine attacks. Mentari, through its Paragon Laboratories Option Agreement, is exploring additional potential product candidates designed to address yet undisclosed targets aimed at addressing the need for improved migraine prevention therapies.

Migraine disease background

Migraine is a common and disabling headache disorder. It is multifactorial, recurrent, and sometimes hereditary. Attacks often begin both with warning signs, referred to as prodromes, and with transient focal neurological symptoms, referred to as aura. Once a migraine headache develops, it typically throbs and then intensifies with an increase in intracranial pressure. It is often associated with nausea, vomiting and abnormal sensitivity to light, noise and smell. It can also be accompanied by abnormal skin sensitivity and muscle tenderness.

Migraine attacks usually last between 4 and 72 hours. More than ninety percent of individuals suffering from migraine are unable to work or function normally during a migraine attack. Many migraine sufferers also experience depression, anxiety and insomnia.

Migraine usually strikes sufferers a few times per year in childhood and then progresses to a few times per week in adulthood, particularly in females. Migraine is highly prevalent. It affects twelve percent to fifteen percent of the U.S. population and has been reported to affect more than one billion people worldwide. Episodic migraine refers to migraine occurring on fewer than 15 headache days per month and includes migraines that manifest with and without aura. About one percent of the population has chronic migraine, defined by having headaches on 15 or more days per month, with at least eight of those days exhibiting migraine symptoms, lasting for more than three months. New preventative treatments for migraine are evaluated and approved independently in episodic and chronic populations. Migraine is the second leading cause of disability in terms of number of patient-years lost to disability. It has been estimated that migraine results in up to $41 billion in healthcare and lost productivity costs and up to 113 million lost workdays annually in the United States.

The underlying causes of migraine are not well understood; however, both genetic and environmental factors appear to be relevant. A migraine attack is believed to involve a series of events centered around trigeminal nerve cells. Activation of these cells through pathways such as mechanical pressure from dilated blood vessels or neuroinflammation leads to the release of vasoactive peptides, including CGRP, and transmission of a pain response to multiple areas of the brain. The release of CGRP leads to further sensitization of trigeminal nerve cells, resulting in worsening headache pain and increased sensitivity to environmental and other stimuli. Clinical results reported in 2004 demonstrated the potential of a CGRP antagonist as a migraine treatment.

Migraine treatment is broadly divided into two strategies: acute treatment and preventative treatment. The primary goal of acute treatment is to provide relief from the pain and associated symptoms after a migraine attack has started. The primary goal of preventive treatment is to decrease the frequency, severity and duration of future migraine attacks.

Acute migraine treatment

Treatment guidelines indicate that all patients should be offered acute treatment, which is focused on stopping the migraine attack quickly and restoring the patient’s ability to function with minimal side effects. Available therapies include several classes of drugs: triptans, such as sumatriptan and zolmitriptan; NSAIDs, such as ibuprofen and naproxen; and CGRP antagonists, such as ubrogepant, rimegepant and zavegepant. While these therapies have been shown to reduce symptoms in the hours following a migraine attack, most are not effective in preventing future attacks.

Preventative migraine treatment

Patients with episodic or chronic migraine are treated with drugs aimed at reducing the frequency, duration or severity of migraine attacks or the associated disability caused by such attacks. Historically, preventive therapies, such as antiepileptics, beta blockers and Botox®, have lacked strong efficacy for many patients, have been associated with significant side effects, or have required burdensome administration. The validation of CGRP as a therapeutic target for migraine using small molecules, followed by evidence that the primary site of action of these drugs was in the periphery, sparked the development of a new class of therapeutics, anti-CGRP antibodies. The long half-lives of these antibodies compared to small molecules provided the opportunity for patients to obtain long-term benefit through periodic dosing.

There are four anti-CGRP antibodies and two small molecules approved by the FDA to prevent migraine:

•	Aimovig®, marketed by Amgen Inc. and approved in 2018, is administered as a monthly 70 mg subcutaneous injection.

•

Ajovy®, marketed by Teva Pharmaceutical Company and approved in 2018, is administered either as a monthly 225 mg subcutaneous injection or as three consecutive injections of 225 mg (675 mg total) every three months.

•

Emgality®, marketed by Eli Lilly and Company and also approved in 2018, is administered as two 120 mg (240 mg total) subcutaneous injections for the first month, followed by monthly injections of 120 mg.

•	Vyepti®, marketed by Lundbeck and approved in 2020, is administered as a 100 mg intravenous dose every three months.

•	Qulipta®, marketed by AbbVie Inc. and approved in 2021, is a daily tablet.

•	Nurtec®, marketed by Pfizer Inc. and approved in 2020, is a tablet taken orally every other day.

The introduction of anti-CGRP antibodies has raised awareness of the treatment opportunities in migraine and has led to an increase in the number of patients being diagnosed with and treated for migraine.

The market for CGRP antagonist therapies is expanding, reaching $6 billion in 2025. This market is projected to peak at about $11 billion by 2031.

Figure 1. Global sales of CGRP antagonists

Despite its high prevalence and burden, migraine remains a highly underdiagnosed and undertreated illness due to lack of awareness, stigma and the inherent limitations of currently available therapies.

Given that patients with chronic migraine experience eight or more MMDs, a sizable proportion of patients continue to experience a high migraine burden. Even the most recently approved therapies fail to reduce the number of MMDs by over half in forty percent to fifty percent of patients.

Unmet Need
100%
80
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40
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0
Patients with > 50% Reduction in MMDs
40-50% of patients don't achieve a 50% reduction in migraine days
QULIPTA (atogepant) tablets
Nurtec ODT (rimegepant)
QULIPTA (atogepant) tablets
aimovig erenumab
Emgality (galcanezumab-gnlm)
aimovig erenumab
AJOVY (fremanezumab-vfrm)
AJOVY (fremanezumab-vfrm)
Emgality (galcanezumab-gnlm)
vyepti (eptinezumab)
vyepti (eptinezumab)
Episodic
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Figure 2. Up to fifty percent of patients still have over half as many MMDs while on preventive therapies

Approximately twenty-five percent of patients discontinue anti-CGRP antibody treatments by six months, and forty-five percent by one year. Among reasons for discontinuation, fifty-six percent of patients cite lack of efficacy, thirty-four percent report side effects, most commonly injection pain, and twenty-six percent of patients switch to other CGRP inhibitors.

MT-001, an anti-PACAP monoclonal antibody product candidate

MT-001 is a proprietary, half-life extended monoclonal antibody that inhibits PACAP, an emerging target for the treatment of migraine. Recent clinical results disclosed by Lundbeck for Lu AG09222, an anti-PACAP antibody, provided evidence that PACAP represents a promising migraine prevention target. Insights from Lu AG09222 clinical development include:

•	Treatment with Lu AG09222 led to a reduction in MMDs similar in magnitude to that reported in previous trials for anti-CGRP therapies;

•	Lu AG09222 was well-tolerated with no treatment-related serious adverse events; and

•	Dual PACAP and CGRP inhibition, which has been shown to lead to increased efficacy in animal models, was well-tolerated in the clinic, supporting the potential for combination therapies.

MT-001 was designed to deliver the anti-PACAP activity of intravenously administered Lu AG09222 as a subcutaneous product candidate. Mentari intends to initially develop MT-001 for prevention of migraine in patients who have experienced treatment failure, inadequate response, or inadequate safety with migraine preventive medications.

PACAP background

Migraine is a complex neurological disorder involving multiple neuropeptides, the most thoroughly studied of which is CGRP. Recently, another peptide, PACAP, has emerged as an alternative target for migraine prevention therapies. The presence of PACAP and CGRP in anatomical sites critical for migraine neurobiology suggests shared roles in pathophysiology of migraine. Indeed, both CGRP and PACAP can independently induce migraine-like symptoms in humans and rodents.

Although PACAP and CGRP bind to different receptors, there is significant overlap in the downstream pathways that they activate and the physiological responses they trigger. For example, both mechanisms stimulate the enzyme adenylate cyclase, increasing the production of the signaling molecule cyclic adenosine monophosphate (“cAMP”), a vital second messenger that plays a fundamental role in cellular responses to many hormones and neurotransmitters.OBJ These increases in cAMP lead to the activation of cAMP-dependent signaling pathways, although the molecular mechanisms underlying this activation differ.OBJ Accordingly, PACAP and CGRP share downstream effects such as vasodilation, neurogenic inflammation, and nociceptive activation, all of which culminates in induction of migraine attacks.

Despite overlapping pathways, data from clinical PACAP provocation studies suggest that PACAP-induced migraine attacks occur independently of CGRP. Moreover, contrasting vascular profiles have been reported: while CGRP causes widespread systemic vasodilation and hypotension, PACAP elicits primarily cranial and cutaneous vasodilation without documented systemic blood pressure changes in human studies. Therefore, commonalities between PACAP and CGRP in the pathways shared leading to migraine but divergence at the mechanistic receptor signaling level support the development of PACAP targeted therapies as a complementary approach rather than a redundant extension of CGRP based treatments.

Figure 3. PACAP and CGRP have distinct receptors with convergent downstream signaling pathways

Animal models revealed that PACAP can induce migraine-like behaviors, including light sensitivity, and that these behaviors could be attenuated by inhibitors of PACAP signaling, including a PACAP monoclonal antibody. PACAP is present in the body as two isoforms, one 38 amino acids long and the other 27 amino acids long.

These isoforms are referred to as PACAP38 and PACAP27, respectively. Both can induce migraine in patients, which has driven research efforts to identify PACAP antagonists. Inhibition of PACAP may provide the opportunity to bring relief to patients who do not respond to anti-CGRP or other available treatment options.

PACAP & CGRP act on orthogonal pathways, **driving unique biology with overlapping impact in migraine**

	PACAP	CGRP
Peptide is vasodilatory	✓	✓
Expressed in **trigeminal ganglia sensory neurons**	✓	✓
Receptors activate **cAMP-dependent** mechanisms	✓	✓
Peptide infusion provokes **light aversion** & **mechanical allodynia** in preclinical models	✓	✓
Preclinical **mechanistic independence** (PACAP effects not blocked by CGRP inhibition & vice versa)	✓	✓
Peptide **expressed in parasympathetic neurons** of sphenopalatine ganglion	✓	
Peptide infusion triggers **premonitory symptoms** in ~50% of human subjects	✓	
Peptide infusion **induces migraine-like headaches** in humans	✓	✓
Selective inhibition has shown **preclinical & clinical efficacy**	✓	✓

Figure 4. PACAP AND CGRP have unique but overlapping impact in migraine

There are four known receptors for PACAP: PAC1R, VPAC1R, VPAC2R and MRGPRX2, each of which binds either one of the two isoforms of PACAP, PACAP27 or PACAP38, or a closely related peptide known as vasoactive intestinal peptide (“VIP”). Simultaneously blocking PACAP27, PACAP38 and VIP would in principle prevent the activation of all four of these receptors and subsequent downstream signaling cascades that lead to neurogenic vasodilation and inflammation.

Figure 5. Antagonists of PACAP27, PACAP38 and VIP block the activation of all four receptors for these ligands

A Phase 2a blinded, placebo-controlled trial of Lu AG09222, called the HOPE trial, enrolled 237 patients with migraine, 70 percent of whom were diagnosed with chronic migraine. Patients in this trial were divided into three treatment arms: 97 patients received a single intravenous dose of 750 mg Lu AG09222; 46 patients received a single intravenous dose of 100 mg Lu AG09222; and 94 patients received placebo. Patients in the 750 mg Lu AG09222 arm reported a reduction in MMDs two greater than that in the placebo group (P=0.02). These results are roughly comparable to those reported historically in clinical trials for anti-CGRP therapies.

Figure 6. A placebo adjusted reduction of about 2 MMDs was reported in a Phase 2 trial of Lu AG09222

The Phase 2b PROCEED trial of Lu AG09222 provided further validation of PACAP as a promising migraine target, and approximately fifty percent of participants were diagnosed with chronic migraine. Lundbeck presented these results at the American Headache Society conference in June 2026. In this trial, treatment with Lu AG09222 in patients for whom one to four prior treatments had failed resulted in a statistically significant reduction of 1.38 MMDs for dose A compared with placebo.

Both the HOPE and PROCEED trials enrolled patients with episodic or chronic migraine. A post-hoc analysis of chronic migraine patients treated in these trials found that those treated with any dose of Lu AG09222 had a reduction of 2.3 MMDs at twelve weeks compared with placebo.

Clinically meaningful reduction of migraine days after 12 weeks*
Placebo
Bocunebart
0
-1
-2
-3
-4
-5
-6
-7
LS mean (SE)
-3.6 days
placebo
-5.9 days
Bocunebart**
Baseline
1–4
5–8
9–12
Weeks

Figure 7. Treatment with Lu AG09222 led to a 2.3 day reduction in MMDs over the course of twelve weeks

Lu AG09222 has been reported to be well-tolerated in clinical trials to date with no treatment-related serious adverse events.

Mentari’s solution, MT-001

MT-001 is an anti-PACAP monoclonal antibody that has demonstrated potency against PACAP27, PACAP38 and VIP in cell-based in vitro assays similar to the potency of Lu AG09222 but was engineered to have improved physiochemical properties and a half-life that Mentari believes will enable it to be delivered as an infrequent subcutaneous injection. MT-001 was selected based on potency, predicted half-life, physiochemical properties such as solubility, and the scalability of its production.

Figure 8. Design of MT-001

Preclinical results

The affinity of MT-001 was measured in vitro and compared with that of a reference antibody that was generated by Paragon based on public information about the properties or attributes of Lu AG09222. Both MT-001 and the reference antibody had potent binding to PACAP38 and PACAP27 and weaker binding to VIP. Based on these results, Mentari believes that MT-001 will have a similar ability to that of the reference antibody to inhibit the activation of all four PACAP receptors.

Figure 9. MT-001 showed similar potency against PACAP38, PACAP27 and VIP as a reference antibody based on Lu AG09222

In a cellular assay, the stimulation of cAMP production driven by PACAP38 or PACAP27 was blocked by MT-001 with a potency that was similar to that of the reference antibody.

Figure 10. MT-001 blocked PACAP38 and PACAP27 driven cAMP production in a cellular assay

MT-001 had a half-life of 23 days in a single-dose pharmacokinetic study in NHPs, which Mentari projects to translate to an 81-day half-life in humans. The half-life of a Lu AG09222 reference antibody in this NHP study was approximately 6.6 days. The observed Lu AG09222 half-life in clinical trials was 15 days.

Figure 11. The half-life of MT-001 was 23 days in NHPs compared with approximately 6.6 days for Lu AG09222

In nonclinical toxicology studies, the no-observed-adverse effect level (NOAEL) of MT-001 was identified as the highest dose tested in both rat and NHP. Mentari believes these results support a wide safety margin to enable first-in-human dosing.

Based on the pharmacokinetics of MT-001 in NHPs and the subcutaneous dose that Mentari determined is achievable, Mentari projected the frequency of MT-001 required to match the intravenous dose of Lu AG09222 in humans. Mentari projected that subcutaneous doses of MT-001 delivered every four weeks would match or exceed serum trough levels of the highest evaluated intravenous dose of Lu AG09222. Depending on the actual dose required for optimal efficacy, Mentari believes that the dosing frequency for MT-001 could be extended to every four to eight weeks or more.

Projected clinical dose required to match Lu AG09222 IV Q4W on Ctrough or AUC to **enable Q4W-Q8W+ SC dosing**

MT-001 dose to match:
Lu AG09222 250 mg
Lu AG09222 500 mg
Lu AG09222 750 mg (P2a high dose)
MT-001 SC dose required to match benchmark (mg)
600
400
200
0
Q4W
Q8W
Q12W
Matching on Ctrough
Matching on AUC
Feasible SC Dose
MT-001 Dosing Frequency

Figure 12. The frequency of subcutaneous doses of MT-001 projected to match Ctrough or AUC of intravenous doses of Lu AG09222 reference antibody.

Mentari anticipates filing a CTA in New Zealand for MT-001 in mid-2026 and, subject to CTA acceptance, proceeding with a Phase 1 pharmacokinetic and safety trial in healthy volunteers in New Zealand. Pharmacokinetic and safety data from this Phase 1 healthy volunteer study is expected by mid 2027.

MT-002, an anti-CGRP x PACAP bispecific

MT-002 is a half-life extended bispecific monoclonal antibody that targets PACAP and CGRP, both of which are validated targets for the prevention of migraine. Preclinical data have shown that these two targets work through related but distinct pathways. Mentari believes the ability to inhibit both the PACAP and CGRP pathways with a single molecule has the potential to deliver increased efficacy over either anti-CGRP or anti-PACAP monotherapy. MT-002 was designed to have an extended half-life and be delivered as a subcutaneous injection to simplify administration and reduce treatment burden.

Figure 13. Design of MT-002

The independence of the PACAP and CGRP pathways in migraine was confirmed in a published clinical trial where anti-CGRP treatment was shown to be unable to prevent PACAP-induced migraine. In this trial, 38 patients with migraine received an infusion of Vyepti or placebo and two hours later were administered PACAP38. Over the course of 24 hours, most patients experienced migraine attacks with no statistical difference between those pretreated with Vyepti and those given placebo. These results are consistent with preclinical findings that PACAP and CGRP function through distinct pathways.

MT-002 is designed to be able to block both pathways with a single molecule. Given that there is no diagnostic test available to determine the cause of a specific migraine attack in a patient and given the high disease impact that patients experience, Mentari believes that there is a strong rationale for a single treatment that can simultaneously address two known direct drivers of migraine.

MT-002 was engineered to have an extended half-life. A pharmacokinetic study in NHPs found that MT-002 has a 22-day half-life, which Mentari projects to translate to a 77-day half-life in humans. A Lu AG09222 reference antibody and a representative anti-CGRP antibody had much shorter half-lives than MT-002 in this NHP study, with half-life values of approximately 6.6 and 7.1 days, respectively.

Figure 14. MT-002 had a half-life of about 22 days in an NHP pharmacokinetic study

Based on the differences in potency and pharmacokinetics between MT-002 and Lu AG09222 reference antibody as well as a representative anti-CGRP antibody, Mentari projects that it will be possible to match or exceed the anti-PACAP levels of Lu AG09222 and the anti-CGRP level of anti-CGRP antibodies that are associated with significant anti-migraine activity in clinical trials. Based on the physiochemical properties of MT-002, infrequent subcutaneous dosing of MT-002 is projected to be able to match the concentration of Lu AG09222 based on Ctrough or AUC. Under these projected dosing regimens, the anti-CGRP activity of MT-002 is projected to also match or exceed that of anti-CGRPs.

Projected clinical dose required to match Lu AG09222 IV Q4W on Ctrough or AUC would **enable Q2W-Q4W+ SC dosing for MT-002**

MT-001 dose to match:
Lu AG09222 250 mg
Lu AG09222 500 mg
Lu AG09222 750 mg (P2a high dose)
MT-002 SC dose required to match benchmark (mg)
600
400
200
0
Q2W
Q4W
Q8W
Matching on Ctrough
Matching on AUC
Feasible SC Dose
MT-002 Dosing Frequency

Figure 15. The frequency of subcutaneous doses of MT-002 projected to match Ctrough or AUC of intravenous doses of Lu AG09222 reference antibody.

Mentari anticipates filing an IND in the United States or equivalent for MT-002 in the first quarter of 2027. Pharmacokinetic and safety data from this Phase 1 healthy volunteer study is expected by mid 2027. Initial clinical development of MT-002 will target patients with migraine who do not respond to existing anti-CGRP therapies and those who do not experience an adequate response, such as those who do not reach a fifty percent reduction in MMDs. Mentari believes that the potentially broader drug activity achievable by simultaneously targeting PACAP and CGRP may allow MT-002 to be considered as a first line therapy for the prevention of migraine .

MT-003, an anti-CGRP half-life extended antibody

MT-003 is an anti-CGRP antibody engineered to have physiochemical properties and an extended half-life. CGRP is a well-validated target with multiple FDA-approved antibody therapies; however, most of these therapies must be administered monthly.

Only two approved therapies have the option for quarterly treatment. Vyepti requires administration via intravenous infusion. Ajovy is administered as three consecutive subcutaneous injections. Mentari believes that there is a significant market opportunity for MT-003, which has the potential to deliver long-lasting, potent anti-CGRP activity via an infrequent subcutaneous injection.

About forty-five percent of patients discontinue treatment with currently approved CGRP drugs by one year with treatment burden and tolerability among the most frequently cited reasons. The effectiveness of these drugs in the treatment of chronic migraine has been shown, however, to improve over time. Mentari believes that the more convenient dosing option expected for MT-003 may lead to improved overall outcomes.

Paragon Agreements

Mentari is party to two antibody discovery and option agreements with Paragon Therapeutics, Inc. and Paragon Laboratories, Inc. On September 4, 2025, Mentari entered into an antibody discovery and option agreement with Paragon Therapeutics, Inc. (“Paragon Therapeutics”) and Paratari Holding LLC (“Paratari”), as amended by Amendment No. 1 dated July 1, 2026, which is referred to as the “Paragon Therapeutics Option Agreement.” On July 1, 2026, Mentari entered into an antibody discovery and option agreement with Paragon Laboratories, Inc. (“Paragon Laboratories”), which is referred to as the “Paragon Laboratories Option Agreement.” The Paragon Therapeutics Option Agreement and the Paragon Laboratories Option Agreement are referred to together as the “Paragon Option Agreements.” On July 1, 2026, following its exercise of the options for Research Program #1, corresponding to MT-001, and Research Program #2, corresponding to MT-002, Mentari entered into a license agreement with Paragon Therapeutics with respect to both such Research Programs (the “MT-001/002 License Agreement”).

Paragon Therapeutics Option Agreement

Under the terms of the Paragon Therapeutics Option Agreement, Paragon Therapeutics and Paratari agreed to perform certain research activities to discover, generate, identify, and characterize one or more antibody candidates directed to certain mutually agreed therapeutic targets of interest to Mentari (each, a “Research Program”). The Paragon Therapeutics Option Agreement includes PACAP as the selected target for MT-001, corresponding to Research Program #1, and PACAP and CGRP as the selected targets for MT-002, corresponding to Research Program #2. Pursuant to Amendment No. 1, CGRP is the selected target for MT-003, corresponding to Research Program #3. From time to time, Mentari may add additional targets to the Paragon Therapeutics Option Agreement by mutual agreement with Paragon Therapeutics and Paratari.

The Paragon Therapeutics Option Agreement requires Mentari, Paragon Therapeutics and Paratari to develop a research plan for each Research Program and its corresponding selected target or target combination that includes design, modeling, synthesis, evaluation, and other mutually agreed activities (each, a “Research Plan”). Paragon Therapeutics and Paratari will use commercially reasonable efforts to perform the activities set forth in each Research Plan on the timelines set forth in such Research Plan and in compliance with a mutually agreed budget. Each Research Program will be overseen and coordinated by a joint development committee consisting of two of Mentari’s employees (or another representative as Mentari may designate) and two employees from Paragon Therapeutics, with Mentari and Paragon Therapeutics each having one vote with respect to decisions of the committee. Following completion of the antibody production activities for a Research Program, Paragon Therapeutics and Paratari will deliver a data package that includes sequence information for then-existing project antibodies and related results, and, upon Mentari’s request and at Mentari’s cost, provide corresponding samples.

Under the Paragon Therapeutics Option Agreement, Mentari has an option, which is referred to as an “Option,” on a Research Program-by-Research Program basis, to enter into a separate license agreement with Paragon Therapeutics consistent with a set of pre-negotiated terms, which is referred to as a “License Agreement.” Each License Agreement will include an exclusive, worldwide license under the applicable intellectual property rights controlled by Paragon Therapeutics or its affiliates to develop, manufacture and commercialize antibodies and products directed to the selected target or target combination for the applicable Research Program. For each monospecific Research Program, the applicable License Agreement will also include a non-exclusive, worldwide license under the applicable intellectual property rights controlled by Paragon Therapeutics or its affiliates to develop, manufacture and commercialize multispecific antibodies and products directed to the selected target for such Research Program. In addition, each License Agreement will include a non-exclusive, worldwide license to certain additional patents controlled by Paragon Therapeutics or its affiliates that are necessary to develop, manufacture or commercialize the applicable antibodies and products, subject to specified exclusions, including for Paragon platform patents, patents covering non-program antibody binders or components, and patents covering certain multispecific antibodies developed or otherwise exploited by Paragon Therapeutics, its affiliates or third-party licensees other than Mentari and its affiliates and sublicensees. The Option with respect to each Research Program is exercisable at Mentari’s sole discretion at any time during the period beginning on the initiation of activities under the associated Research Program and ending 120 days following Mentari’s receipt of the applicable data-package deliverables, unless extended by agreement, which is referred to as the “Option Period.” No separate option exercise fee is payable upon exercise of an Option, although Mentari remains responsible for the other fees, costs and milestone payments described below. Activities under a Research Plan may continue past the exercise of an Option or entry into a License Agreement.

Upon exercise of an Option for a Research Program, the parties are required to use reasonable efforts to finalize and execute a License Agreement within 90 days. Under the pre-negotiated License Agreement terms, Mentari expects to control development, regulatory approval, manufacturing and commercialization of licensed products worldwide, as well as related regulatory approval matters. Prior to entry into a License Agreement, Paragon Therapeutics has the sole right, but not the obligation, to prosecute, maintain and enforce patents related to the applicable Research Program. Following entry into a License Agreement, Mentari expects to control prosecution, maintenance and enforcement of the applicable licensed patents, subject to Paragon Therapeutics’ customary backup rights. Except for the executed MT-001/002 License Agreement, there can be no assurance that Mentari will enter into any additional License Agreement with Paragon Therapeutics or that any such additional License Agreement will be on the terms described in this proxy statement/prospectus.

Unless terminated earlier, the Paragon Therapeutics Option Agreement continues on a Research Program-by-Research Program basis until the expiration or termination of the applicable Research Term. The Research Term for a Research Program may end upon specified contractual triggers, including expiration of the applicable Option Period if Mentari does not exercise its Option, or, if Mentari exercises its Option but the parties do not execute a License Agreement within the agreed period and no timely License Agreement Dispute is initiated, expiration of that period.

Mentari may terminate the Paragon Therapeutics Option Agreement or any Research Program at any time for any or no reason upon 30 days’ prior written notice to Paragon Therapeutics and Paratari, subject to payment of certain unpaid fees, non-cancellable obligations and, if applicable, specified CMC fee amounts. Paragon Therapeutics and Paratari may terminate the Paragon Therapeutics Option Agreement or any Research Program upon written notice if, as a result of Mentari’s or its affiliates’ action or failure to act, such Research Program or all material activities under the applicable Research Plan are suspended, discontinued or otherwise delayed for four consecutive months. Each party may also terminate the Paragon Therapeutics Option Agreement or any Research Program for the other party’s uncured material breach following a 30-day cure period or upon the other party’s bankruptcy.

Upon signing the Paragon Therapeutics Option Agreement, Mentari became obligated to reimburse Paragon Therapeutics for development costs related to MT-001 and MT-002 incurred before the effective date of the agreement. Such costs were approximately $4.1 million through July 31, 2025, plus certain additional development costs incurred between August 1, 2025 and the effective date. The Pre-Development Costs reflect actual historical costs incurred by Paragon Therapeutics, including a 20% mark-up on certain direct costs, subject to specified exclusions. Pursuant to Amendment No. 1, Mentari also became obligated to reimburse Paragon Therapeutics for $0.03 million of pre-amendment development costs related to MT-003.

Mentari is also required to pay Paragon Therapeutics certain development fees and costs on a Research Program-by-Research Program basis, including a one-time, non-refundable research initiation fee of $1.25 million for each of MT-001, MT-002 and MT-003 within 30 days following finalization of the applicable Research Plan. Mentari is also required to make one-time, non-refundable milestone payments of up to $22.0 million for each of MT-001, MT-002 and MT-003 upon the achievement of specified clinical development and regulatory milestones, subject to no-duplication mechanics between the Paragon Therapeutics Option Agreement and any License Agreement for the applicable Research Program.

Under the executed MT-001/002 License Agreement, and under any additional License Agreement that Mentari may enter into pursuant to the Paragon Therapeutics Option Agreement, Mentari is or would be required to make royalty payments to Paragon Therapeutics in the single-digit percentage range based on net sales of products, subject to certain reductions. The royalty term will terminate on a product-by-product and country-by-country basis upon the later of the expiration of the last-to-expire valid claim within specified licensed patent rights covering such product in such country and the twelfth anniversary of the first commercial sale of such product in such country.

In each of January 2026 and June 2026, Mentari made a $1.5 million milestone payment to Paragon Therapeutics related to the nomination of a development candidate for MT-001 and MT-002, respectively. Mentari exercised its Option with respect to MT-001 and MT-002, and on July 1, 2026, Mentari entered into the MT-001/002 License Agreement with Paragon Therapeutics with respect to MT-001 and MT-002, as described in more detail below. As of the date of this proxy statement/prospectus, Mentari’s Option with respect to MT-003 remains unexercised.

Under the Paragon Therapeutics Option Agreement, Mentari will grant Paratari warrants on each of December 31, 2025 and December 31, 2026 to purchase shares equal to 1.00% of Mentari’s outstanding capital stock on a fully diluted basis as of the grant date, at an exercise price equal to fair market value. If Mentari undergoes an initial public offering or reverse merger, Paratari will instead receive warrants from the resulting public parent on equivalent terms. Each warrant is exercisable for 10 years from the grant date, with pro-ration if the research term ends before year-end. On December 31, 2025, Mentari issued Paratari a warrant to purchase 653,842 shares of common stock at $0.58 per share.

MT-001/002 License Agreement

Under the MT-001/002 License Agreement, Paragon Therapeutics granted Mentari royalty-bearing, worldwide licenses, with the right to sublicense through multiple tiers, under specified intellectual property rights controlled by Paragon Therapeutics or its affiliates to develop, manufacture, commercialize and otherwise exploit antibodies and products arising respectively from Research Program #1 and Research Program #2. These licenses include exclusive rights under the licensed antibody technology for each of Research Program #1 and Research Program #2, a non-exclusive right under the licensed antibody technology for Research Program #1 to develop and commercialize multispecific antibodies and multispecific products, and non-exclusive rights under certain other licensed patents, in each case subject to specified exclusions and retained rights. Research Program #1 is directed to antibodies that bind to PACAP, and Research Program #2 is directed to bispecific antibodies that bind to both PACAP and CGRP.

Under the MT-001/002 License Agreement, Mentari is solely responsible for development, manufacturing, commercialization, regulatory strategy, regulatory filings and regulatory approvals for all licensed products worldwide. On a Research Program-by-Research Program basis, Mentari is required to (a) achieve specified diligence milestones by specified deadlines (subject to specified cure and extension rights) and (b) use commercially reasonable efforts to develop and seek regulatory approval for at least one licensed product in the United States and at least one other major market country, and, after receipt of such regulatory approval, to commercialize such product in such country.

On a Research Program-by-Research Program basis, Mentari is obligated to make one-time, non-refundable milestone payments to Paragon Therapeutics of up to $22.0 million per Mentari Product under such Research Program upon the achievement of specified clinical development and regulatory milestones, subject to no-duplication protections for milestone events previously achieved and corresponding milestone payments previously paid to Paragon Therapeutics for the same Mentari Product across Research Program #1 and Research Program #2. On a Research Program-by-Research Program basis, Mentari is also required to pay Paragon Therapeutics royalties in the single-digit percentage range based on net sales of licensed products, subject to certain reductions.

Following entry into the MT-001/002 License Agreement, Mentari generally controls the prosecution, maintenance and enforcement of the patents covering the licensed antibodies under each Research Program, subject to Paragon Therapeutics’ customary backup rights. Paragon Therapeutics generally controls the prosecution, maintenance and enforcement of the other licensed patents and its other patents covering the licensed antibodies under each Research Program.

Unless terminated earlier in accordance with its terms, the MT-001/002 License Agreement continues, on a licensed product-by-licensed product and country-by-country basis, until expiration of the applicable royalty term for such product in such country. Upon expiration, but not earlier termination, the applicable licenses for such licensed product in such country become royalty-free, fully paid-up, perpetual and irrevocable. Mentari may terminate the MT-001/002 License Agreement in its entirety or in part for any or no reason upon prior written notice to Paragon Therapeutics. Either party may terminate the MT-001/002 License Agreement for the other party’s uncured material breach, subject to specified notice and cure periods, or upon the other party’s bankruptcy. If the MT-001/002 License Agreement is terminated, the licenses granted to Mentari generally terminate with respect to the terminated licensed products and countries, subject to customary wind-down and survival rights, and Paragon Therapeutics has the right to discuss in good faith with Mentari terms under which Mentari may grant Paragon Therapeutics a reversion license under certain Mentari intellectual property for Paragon Therapeutics to continue development, manufacture and commercialization of terminated licensed products in the terminated countries.

Paragon Laboratories Option Agreement

Under the terms of the Paragon Laboratories Option Agreement, Paragon Laboratories agreed to perform certain research activities to discover, generate, identify and characterize one or more antibody candidates directed to selected targets under each applicable Research Program. The Paragon Laboratories Option Agreement includes undisclosed selected target(s) for MT-004, corresponding to Research Program #4, and undisclosed selected target(s) for MT-005, corresponding to Research Program #5. From time to time, Mentari may add additional targets to the Paragon Laboratories Option Agreement by mutual agreement with Paragon Laboratories.

The Paragon Laboratories Option Agreement is substantially similar to the Paragon Therapeutics Option Agreement in its research, option, license, milestone, royalty and termination framework, except that it is between Mentari and Paragon Laboratories, covers MT-004 and MT-005, and is subject to the 2026 equity grant allocation described above. The Paragon Laboratories Option Agreement includes substantially similar provisions regarding the development of Research Plans and oversight by a joint development committee, data-package deliverables, the Option and pre-negotiated License Agreement terms, the Option Period, the obligation to use reasonable efforts to finalize and execute a License Agreement within 90 days following exercise of an Option, intellectual property prosecution and enforcement, and term and termination. The Paragon Laboratories Option Agreement also provides for the same amount of research initiation fee per Research Program, development and regulatory milestone payments of up to $22.0 million for each of MT-004 and MT-005, and royalty payments to Paragon Laboratories in the single-digit percentage range based on net sales of products, subject to certain reductions, with a substantially similar royalty term.

Upon signing the Paragon Laboratories Option Agreement, Mentari became obligated to reimburse Paragon Laboratories for development costs related to MT-004 and MT-005 incurred by Paragon Laboratories before the effective date of the agreement in the amount of $1.9 million. Such costs reflect actual historical costs incurred by Paragon Laboratories through May 31, 2026, including a 20% mark-up on certain direct costs, subject to specified exclusions.

As of the date of this proxy statement/prospectus, Mentari’s Options with respect to MT-004 and MT-005 remain unexercised.

Under the Paragon Laboratories Option Agreement, Mentari will grant Paragon Laboratories warrants on December 31, 2026 to purchase shares equal to 1.00% of Mentari’s outstanding capital stock on a fully diluted basis as of the grant date, at an exercise price equal to fair market value. If Mentari undergoes an initial public offering or reverse merger, Paragon Laboratories will instead receive warrants from the resulting public parent on equivalent terms. Each warrant is exercisable for 10 years from the grant date, with pro-ration if the research term ends before year-end. For the warrant grant obligation on December 31, 2026 to Paratari under the Paragon Therapeutics Option Agreement and to Paragon Laboratories under the Paragon Laboratories Option Agreement, Mentari is obligated to grant an aggregate of 1.00% to Paratari and Paragon Laboratories.

WuXi Biologics Master Services Agreement

On October 24, 2025, Mentari entered into a biologics master services agreement (the “WuXi Biologics MSA”) with WuXi Biologics (Hong Kong) Limited (“WuXi Biologics (Hong Kong)”). The WuXi Biologics MSA governs certain development activities and good manufacturing practice (“GMP”) manufacturing and testing for the MT-001 and MT-002 programs, as well as potential future programs, on a work order basis. Under the WuXi Biologics MSA, Mentari is obligated to pay WuXi Biologics (Hong Kong) a service fee and all non-cancellable obligations in the amount specified in each work order associated with the agreement for the provision of services. WuXi Biologics (Hong Kong) is obligated to, among other things, (i) perform manufacturing services in accordance with applicable standards and law using personnel with appropriate qualifications, and to manufacture product in accordance with cGMP, (ii) comply with confidentiality and invention assignment provisions, (iii) notify Mentari of regulatory visits or inspections and provide redacted copies of any report or written communication received from such authorities in connection therewith and (iv) assign to Mentari all right, title and interest in and to all intellectual property created or developed in connection with the provision of the services, and all intellectual property relating to such inventions, subject to certain exceptions.

The WuXi Biologics MSA terminates on the later of (i) October 24, 2030 or (ii) the completion of services under all work orders executed by the parties prior to October 24, 2030, unless terminated earlier; provided that

Mentari may extend the term continuously for additional two-year periods upon written notice to WuXi Biologics (Hong Kong) at least thirty (30) days prior to the expiration of the then-current term. The term of each work order terminates upon completion of the services under such work order, unless terminated earlier. Mentari can terminate the WuXi Biologics MSA or any work order (i) at any time upon 30 days’ prior written notice, or (ii) immediately upon written notice if WuXi Biologics (Hong Kong) fails to obtain or maintain required material governmental licenses or approvals. Either party may terminate a work order (i) at any time upon six months’ prior notice with reasonable cause, provided however that if WuXi Biologics (Hong Kong) terminates a work order in such manner, no termination or cancellation fees shall be paid by Mentari and (ii) immediately for cause upon (a) the other party’s material breach that remains uncured for 30 days after notice of such breach, (b) the other party’s bankruptcy, or (c) a force majeure event that prevents performance for a period of at least 90 days.

Mentari has entered into various work orders pursuant to the WuXi Biologics MSA for ongoing manufacturing work related to MT-001 and MT-002.

WuXi Cell Line License Agreement

On November 3, 2025, Mentari entered into a cell line license agreement (the “Cell Line License Agreement”) with WuXi Biologics (Shanghai) Co., Ltd (“WuXi Biologics Shanghai”). Under the Cell Line License Agreement, Mentari received a non-exclusive, worldwide, sublicensable license to certain of WuXi Biologics Shanghai’s know-how, cell line, biological materials and media and feeds to make, have made, use, sell, have sold, offer for sale, import, keep and otherwise deal in and further commercialize certain therapeutic products produced through the use of the cell line licensed by WuXi Biologics Shanghai under the Cell Line License Agreement (the “WuXi Biologics Shanghai Licensed Products”). MT-001 and MT-002 is manufactured using a cell line licensed under the Cell Line License Agreement.

In consideration for the license, Mentari incurred a non-refundable license fee of $0.15 million. Additionally, if Mentari manufactures all of its commercial supplies of bulk drug product for a particular WuXi Biologics Shanghai Licensed Product with a manufacturer other than WuXi Biologics Shanghai or its affiliates, it is required to make royalty payments to WuXi Biologics Shanghai in an amount equal to a fraction of a single digit percentage of global net sales of the applicable WuXi Biologics Shanghai Licensed Product manufactured by a third-party manufacturer (the “Royalty”). If Mentari manufactures part of its commercial supplies of bulk drug product for a particular WuXi Biologics Shanghai Licensed Product with WuXi Biologics Shanghai or its affiliates, then the Royalty will be reduced accordingly on a pro rata basis. If Mentari manufactures all of its commercial supplies of bulk drug product for a particular WuXi Biologics Shanghai Licensed Product with WuXi Biologics Shanghai or its affiliates, then no Royalty is payable. Mentari has the option, at any time, to pay WuXi Biologics Shanghai a non-refundable lump-sum royalty buyout payment on a drug product-by-drug product basis to extinguish future Royalty obligations with respect to such drug product.

The Cell Line License Agreement will continue indefinitely unless terminated (i) by Mentari upon six months’ prior written notice and its payment of all undisputed amounts due to WuXi Biologics Shanghai through the effective date of termination, (ii) by WuXi Biologics Shanghai for a material breach by Mentari that remains uncured for 60 days after written notice, (iii) by WuXi Biologics Shanghai if Mentari fails to make a payment and such failure continues for 30 days after receiving notice of such failure, or (iv) by either party upon the other party’s bankruptcy.

Intellectual Property

Overview

Mentari strives to protect the proprietary programs and technologies that it believes are important to its business, including seeking and maintaining patent protection intended to cover the composition of matter of its programs, its methods of use and manufacture, and other inventions. Mentari will rely upon a combination of patents, trademarks, trade secret protection, copyrights and confidentiality agreements, licenses, and its agreements with Paragon and Paragon Laboratories to protect the intellectual property related to Mentari’s programs and technologies and to prevent third parties from competing unfairly with Mentari.

Mentari does not currently own any issued patents or pending patent applications. With respect to MT-001, MT-002, and MT-003, Paragon has filed provisional patent applications in the United States directed to (i) antibodies targeting PACAP, (ii) antibodies targeting CGRP, and (iii) antibodies targeting both PACAP and CGRP, including applications covering composition of matter, pharmaceutical formulations, and methods of using such antibodies, and Mentari has exclusively licensed such provisional patent applications related to MT-001 and MT-002 from Paragon pursuant to the MT-001/002 License Agreement. Mentari controls patent prosecution for patents exclusively licensed under the MT-001/002 License Agreement, and Paragon controls patent prosecution for patents non-exclusively licensed from Paragon pursuant to the Paragon License Agreement.

A provisional patent application is an application filed in the USPTO for the purpose of securing an early date of priority for the applicant’s invention. The provisional application must include a written description of what the inventor has discovered, along with a drawing of the invention, but need not include patent claims, statements concerning or disclosing the prior art, or certain other formalities. A provisional patent application allows for an effective filing date to be established with regard to an invention, but once a provisional patent application is filed, either a corresponding non-provisional patent application or a petition to convert the provisional patent application into a non-provisional patent application must be filed within 12 months or such effective filing date will be lost.

The maximum term of a U.S. patent, excluding extensions and adjustments, begins on the effective filing date of the first non-provisional application claiming the patented invention and ending 20 years from that date. In essence, a provisional patent application provides a patent applicant two principal advantages over filing a non-provisional application. First, it allows the applicant to secure an earlier priority date for its invention than that of an equivalent non-provisional application—up to one year earlier than the filing date of a related non-provisional application. Second, since the term of a patent runs from the effective filing date of the first non-provisional application but does not begin upon filing a provisional application, filing a provisional application provides the applicant an additional year’s time to refine that invention before filing a related non-provisional application without surrendering the earlier priority date. Securing an earlier priority date both ensures that later inventors cannot obtain a patent to the same invention and provides protection against certain arguments that developments in the field arising after the priority date should prevent or invalidate the applicant’s invention.

If Mentari or Paragon timely file non-provisional patent applications in the United States and in countries outside of the United States with regard to MT-001 and MT-002 provisional patent applications and these non-provisional patent applications result in issued patents, such patents are expected to expire in 2046 and 2047, respectively, without taking potential patent term adjustment or patent term extension into consideration.

For more information regarding the risks related to Mentari’s intellectual property, see the section titled “Risk Factors — Risks Related to Mentari’s Intellectual Property.”

Other IP Rights

In addition to patents, Mentari relies upon unpatented trade secrets, know-how and continuing technological innovation to develop and maintain its competitive position. However, trade secrets and know-how can be difficult to protect. Mentari seeks to protect its proprietary information, in part by executing confidentiality agreements with its collaborators and scientific advisors, and non-competition, non-solicitation, confidentiality and invention assignment agreements with its employees and consultants. Mentari has also executed agreements requiring assignment of inventions with selected scientific advisors and collaborators. The confidentiality agreements Mentari enters into are designed to protect its proprietary information and the agreements or clauses requiring assignment of inventions to it are designed to grant it ownership of technologies that are developed through its relationship with the respective counterparty. Mentari cannot guarantee, however, that it has executed such agreements with all applicable counterparties, that such agreements will not be breached, or that these agreements will afford it adequate protection of its intellectual property and proprietary rights. For more information, please see the section titled “Risk Factors—Risks Related to Mentari’s Intellectual Property” in this proxy statement/prospectus.

Commercial

Should any of Mentari’s product candidates be approved for commercialization, Mentari intends to develop a plan to commercialize them in the United States and other key markets, through internal infrastructure and/or external partnerships in a manner that will enable Mentari to realize the full commercial value of its programs. Given Mentari’s stage of development, it has not yet established a commercial organization or distribution capabilities.

Manufacturing

Mentari does not own or operate, and currently has no plans to establish, any manufacturing facilities. All of its preclinical and clinical drug supply development, manufacturing, storage, distribution, and testing are outsourced to third-party manufacturers and facilities. Mentari’s manufacturing strategy enables it to more efficiently direct financial resources to the research, development, and commercialization of programs rather than diverting resources to internally develop and maintain manufacturing facilities. As Mentari’s programs advance through development, it expects to enter into longer-term commercial supply agreements with key suppliers and manufacturers to fulfill and secure its supply needs.

Competition

Mentari expects to face intense competition from other biopharmaceutical companies that are developing agents for the prevention and treatment of migraine. Mentari believes the key competitive factors affecting the success of its product candidates, if approved, will include efficacy (including in patients with inadequate response to existing CGRP-targeted therapies), safety profile, dosing convenience (including the potential for subcutaneous self-injection versus intravenous infusion), dosing frequency, cost of treatment, level of promotional activity, and intellectual property protection. Many of Mentari’s competitors have significantly greater financial, manufacturing, marketing, sales, distribution, and technical resources and more experience in research and development, clinical trials, regulatory matters, and commercialization than Mentari does. These competitors also compete with Mentari in recruiting and retaining qualified scientific and management personnel and in establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, Mentari’s programs.

If approved for migraine prevention, MT-001 (anti-PACAP), MT-002 (anti-CGRP × PACAP bispecific), and MT-003 (anti-CGRP) would compete with four anti-CGRP monoclonal antibodies that have been approved by the FDA for migraine prevention: erenumab (Aimovig®), marketed by Amgen and Novartis; galcanezumab (Emgality®), marketed by Eli Lilly; fremanezumab (Ajovy®), marketed by Teva; and eptinezumab (Vyepti®), marketed by Lundbeck. Mentari’s product candidates would also compete with oral CGRP receptor antagonists approved for migraine prevention, including atogepant (Qulipta®), marketed by AbbVie, and rimegepant (Nurtec® ODT/Vydura®), marketed by Pfizer. Mentari’s product candidates would also compete with the historically approved preventative therapies, such as antiepileptics, beta blockers and Botox®. In addition, other anti-CGRP and migraine-prevention therapies may receive regulatory approval between the date of this prospectus and the time, if ever, that Mentari’s product candidates reach the market, which would further increase the competition Mentari’s product candidates would face.

MT-001 and MT-002 target the PACAP pathway, a mechanism of action that is independent of CGRP and that Mentari believes has potential to benefit patients with inadequate response to standard of care therapies. The most advanced PACAP-targeted investigational product of which Mentari is aware is Lu AG09222, an intravenous anti-PACAP monoclonal antibody in development by Lundbeck.

Mentari is aware of several companies with product candidates in clinical development for migraine prevention and treatment, including H. Lundbeck A/S, Eli Lilly and Company, Teva Pharmaceutical Industries, Amgen, Inc., Novartis AG, AbbVie Inc., Pfizer Inc., AstraZeneca PLC, and others.

Beyond its lead programs, Mentari is advancing MT-004 and MT-005, antibodies directed at novel, undisclosed targets for migraine, and expects to face competition from companies developing therapies across migraine and related headache disorders, many of which have substantially greater resources and experience than Mentari does.

Government Regulation

The FDA and other regulatory authorities at federal, state and local levels, as well as in foreign countries, extensively regulate, among other things, the research, development, testing, manufacture, quality control, import, export, safety, effectiveness, labeling, packaging, storage, distribution, record keeping, approval, advertising, promotion, marketing, post-approval monitoring and post-approval reporting of biologics such as those Mentari is developing. Mentari, along with its third-party contractors, will be required to navigate the various preclinical, clinical and commercial approval requirements of the governing regulatory agencies of the countries in which Mentari wishes to conduct studies or seek approval or licensure of its product candidates. Generally, before a new therapeutic product can be marketed, considerable data demonstrating a biological product candidate’s quality, safety, purity and potency, must be obtained, organized into a format specific for each regulatory authority, submitted for review and approved by the regulatory authority. For biological product candidates, potency is similar to efficacy and is interpreted to mean the specific ability or capacity of the product, as indicated by appropriate laboratory tests or by adequately controlled clinical data obtained through the administration of the product in the manner intended, to effect a given result.

Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or post-marketing may subject an applicant to administrative or judicial sanctions. These sanctions could include, among other actions, the FDA’s refusal to approve pending applications from the sponsor, withdrawal of an approval, a clinical hold, untitled or warning letters, product recalls or market withdrawals, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement and civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on Mentari’s company and its products or product candidates.

U.S. Biologics Regulation

In the United States, biological products (or “biologics”) are subject to regulation under the Federal Food, Drug, and Cosmetic Act (“FDCA”), the Public Health Service Act (“PHSA”) and other federal, state, local, and foreign statutes and regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, and local statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or following approval may subject an applicant to administrative action and judicial sanctions. The process required by the FDA before biologic product candidates may be marketed in the United States generally involves the following:

•	completion of preclinical laboratory tests and animal studies performed in accordance with the FDA’s current Good Laboratory Practices (“GLP”) regulation;

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submission to the FDA of an Investigational New Drug Application (“IND”), which must become effective before clinical trials may begin and must be updated annually or when significant changes are made;

•	approval by an independent institutional review board (“IRB”), or ethics committee at each clinical site before the trial is commenced;

•	manufacture of the proposed biologic candidate in accordance with current Good Manufacturing Practices (“cGMPs”);

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performance of adequate and well-controlled human clinical trials in accordance with Good Clinical Practice (“GCP”) requirements to establish the safety, purity and potency of the proposed biologic product candidate for its intended purpose;

•	preparation of and submission to the FDA of a biologics license application (“BLA”), after completion of all pivotal clinical trials;

•	a determination by the FDA within 60 days of its receipt of a BLA to file the application for review;

•	satisfactory completion of an FDA Advisory Committee review, if applicable;

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satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities at which the proposed product is produced to assess compliance with cGMPs, and to assure that the facilities, methods and controls are adequate to preserve the biological product’s continued safety, purity and potency, and of selected clinical investigation sites to assess compliance with GCPs; and

•	FDA review and approval of a BLA to permit commercial marketing of the product for particular indications for use in the United States.

Preclinical and Clinical Development

Prior to beginning any clinical trial with a product candidate in the United States, Mentari must submit an IND to the FDA. An IND is a request for authorization from the FDA to administer an investigational new drug product to humans. The central focus of an IND submission is on the general investigational plan and the protocol or protocols for preclinical studies and clinical trials. The IND also includes results of animal and in vitro studies assessing the toxicology, pharmacokinetics, pharmacology and pharmacodynamic characteristics of the product, chemistry, manufacturing and controls information, and any available human data or literature to support the use of the investigational product. In April 2025, the FDA published a roadmap to reduce animal testing in preclinical safety studies, including those required in INDs, with scientifically validated new approach methodologies (“NAMs”). An IND must become effective before human clinical trials may begin. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day period, raises safety concerns or questions about the proposed clinical trial. In such a case, the IND may be placed on clinical hold and the IND sponsor and the FDA must resolve any outstanding concerns or questions before the clinical trial can begin. Submission of an IND therefore may or may not result in FDA authorization to begin a clinical trial.

Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators in accordance with GCPs, which include the requirement that all research subjects provide their informed consent for their participation in any clinical study. Clinical trials are conducted under protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A separate submission to the existing IND must be made for each successive clinical trial conducted during product development and for any subsequent protocol amendments. Furthermore, an independent IRB for each site proposing to conduct the clinical trial must review and approve the plan for any clinical trial and its informed consent form before the clinical trial begins at that site, and must monitor the study until completed. Regulatory authorities, the IRB or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk or that the trial is unlikely to meet its stated objectives. Some studies also include oversight by an independent group of qualified experts organized by the clinical study sponsor, known as a data safety monitoring board, which provides authorization for whether or not a study may move forward at designated check points based on access to certain data from the study and may halt the clinical trial if it determines that there is an unacceptable safety risk for subjects or other grounds, such as no demonstration of efficacy. There are also requirements governing the reporting of ongoing preclinical studies and clinical trials and clinical study results to public registries.

For purposes of BLA approval, human clinical trials are typically conducted in three sequential phases that may overlap.

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Phase 1. The investigational product is initially introduced into healthy human subjects or patients with the target disease or condition. These studies are designed to test the safety, dosage tolerance, absorption, metabolism and distribution of the investigational product in humans, the side effects associated with increasing doses, and, if possible, to gain early evidence on effectiveness.

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Phase 2. The investigational product is administered to a limited patient population with a specified disease or condition to evaluate the preliminary efficacy, optimal dosages and dosing schedule and to identify possible adverse side effects and safety risks. Multiple Phase 2 clinical trials may be conducted to obtain information prior to beginning larger and more expensive Phase 3 clinical trials.

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Phase 3. The investigational product is administered to an expanded patient population to further evaluate dosage, to provide statistically significant evidence of clinical efficacy and to further test for safety, generally at multiple geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the investigational product and to provide an adequate basis for product approval.

In some cases, the FDA may require, or companies may voluntarily pursue, additional clinical trials after a product is approved to gain more information about the product. These so-called Phase 4 studies may be made a condition to approval of the BLA. Concurrent with clinical trials, companies may complete additional animal studies and develop additional information about the biological characteristics of the product candidate, and must finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, must develop methods for testing the identity, strength, quality and purity of the final product, or for biologics, the safety, purity and potency.

Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

A sponsor may choose, but is not required, to conduct a foreign clinical study under an IND. When a foreign clinical study is conducted under an IND, all IND requirements must be met unless waived. When the foreign clinical study is not conducted under an IND, the sponsor must ensure that the study complies with certain FDA regulatory requirements in order to use the study as support for an IND or application for marketing approval or licensure, including that the study was conducted in accordance with GCP, including review and approval by an independent ethics committee and use of proper procedures for obtaining informed consent from subjects, and the FDA is able to validate the data from the study through an onsite inspection if the FDA deems such inspection necessary. The GCP requirements encompass both ethical and data integrity standards for clinical studies.

BLA Submission and Review

Assuming successful completion of all required testing in accordance with all applicable regulatory requirements, the results of product development, nonclinical studies and clinical trials are submitted to the FDA as part of a BLA requesting approval to market the product for one or more indications. The BLA must include all relevant data available from pertinent preclinical studies and clinical trials, including negative or ambiguous results as well as positive findings, together with detailed information relating to the product’s chemistry, manufacturing, controls, and proposed labeling, among other things. Data can come from company-sponsored clinical studies intended to test the safety and effectiveness of the product, or from a number of alternative sources, including studies initiated and sponsored by investigators. The submission of a BLA requires payment of a substantial application user fee to the FDA, unless a waiver or exemption applies.

In addition, under the Pediatric Research Equity Act (“PREA”), a BLA or supplement to a BLA must contain data to assess the safety and effectiveness of the biological product candidate for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The Food and Drug Administration Safety and Innovation Act requires that a sponsor who is planning to submit a marketing application for a biological product that includes a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration submit an initial pediatric study plan (“PSP”) within sixty days after an end-of-Phase 2 meeting or as may be agreed between the sponsor and FDA. Unless otherwise required by regulation, PREA does not apply to any biological product for an indication for which orphan designation has been granted, except that the PREA will apply to an original BLA for a new active ingredient that is orphan-designated if the biologic is a molecularly targeted cancer product intended for the treatment of an adult cancer and is directed at a molecular target that the FDA determines to be substantially relevant to the growth or progression of a pediatric cancer.

Within 60 days following submission of the application, the FDA reviews a BLA submitted to determine if it is substantially complete before the agency accepts it for filing. The FDA may refuse to file any BLA that it deems incomplete or not properly reviewable at the time of submission and may request additional information. In this event, the BLA must be resubmitted with the additional information. Once a BLA has been accepted for filing, the FDA’s goal is to review standard applications within ten months after the filing date, or, if the application qualifies for priority review, six months after the FDA accepts the application for filing. In both standard and priority reviews, the review process may also be extended by FDA requests for additional information or clarification. The FDA reviews a BLA to determine, among other things, whether a product is safe, pure and potent and the facility in which it is manufactured, processed, packed or held meets standards designed to assure the product’s continued safety, purity and potency. The FDA may convene an advisory committee to provide clinical insight on application review questions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Before approving a BLA, the FDA will typically inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving a BLA, the FDA will typically inspect one or more clinical sites to assure compliance with GCPs. If the FDA determines that the application, manufacturing process or manufacturing facilities are not acceptable, it will outline the deficiencies in the submission and often will request additional testing or information. Notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

After the FDA evaluates a BLA and conducts inspections of manufacturing facilities where the investigational product and/or its drug substance will be produced, the FDA may issue an approval letter or a Complete Response letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A Complete Response letter will describe all of the deficiencies that the FDA has identified in the BLA, except that where the FDA determines that the data supporting the application are inadequate to support approval, the FDA may issue the Complete Response letter without first conducting required inspections, testing submitted product lots and/or reviewing proposed labeling. In issuing the

Complete Response letter, the FDA may recommend actions that the applicant might take to place the BLA in condition for approval, including requests for additional information or clarification. The FDA may delay or refuse approval of a BLA if applicable regulatory criteria are not satisfied, require additional testing or information and/or require post-marketing testing and surveillance to monitor safety or efficacy of a product.

If regulatory approval of a product is granted, such approval will be granted for particular indications and may entail limitations on the indicated uses for which such product may be marketed. For example, the FDA may approve the BLA with a REMS to ensure the benefits of the product outweigh its risks. A REMS is a safety strategy to manage a known or potential serious risk associated with a product and to enable patients to have continued access to such medicines by managing their safe use, and could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. The FDA also may condition approval on, among other things, changes to proposed labeling or the development of adequate controls and specifications. Once approved, the FDA may withdraw the product approval if compliance with pre- and post-marketing requirements is not maintained or if problems occur after the product reaches the marketplace. The FDA may require one or more Phase 4 post-market studies and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization, and may limit further marketing of the product based on the results of these post-marketing studies.

Regulation of Combination Products

Certain therapeutic products are comprised of multiple components, such as drug components, biologic components, and device components, that would normally be subject to different regulatory frameworks by the FDA and frequently regulated by different centers at the FDA. These products are known as combination products. Under the FDCA, the FDA is charged with assigning a center with primary jurisdiction, or a lead center, for review of a combination product. The determination of which center will be the lead center is based on the “primary mode of action” of the combination product. Thus, if the primary mode of action of a drug/biologic-device combination product is attributable to the drug or biological product, the FDA center responsible for premarket review of the drug or biological product would have primary jurisdiction for the combination product. The FDA has also established the Office of Combination Products to address issues surrounding combination products and provide more certainty to the regulatory review process. That office serves as a focal point for combination product issues for agency reviewers and industry. It is also responsible for developing guidance and regulations to clarify the regulation of combination products, and for assignment of the FDA center that has primary jurisdiction for review of combination products where the jurisdiction is unclear or in dispute. A combination product with a primary mode of action attributable to the drug or biologic component generally would be reviewed and approved pursuant to the drug or biologic approval processes set forth in the FDCA. In reviewing the new drug application (NDA) or BLA for such a product, however, FDA reviewers would consult with their counterparts in the FDA’s Center for Devices and Radiological Health to ensure that the device component of the combination product met applicable requirements regarding safety, effectiveness, durability and performance. In addition, under FDA regulations, combination products with both device and drug/biologic components are subject to cGMP requirements applicable to both drugs and devices, including the Quality Management System Regulation applicable to medical devices.

Post-Approval Requirements

Any products manufactured or distributed by Mentari pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to record-keeping, reporting of adverse experiences, periodic reporting, product sampling and distribution, and advertising and promotion of the product. As part of the manufacturing process, the manufacturer is required to perform certain tests on each lot of the product before it is released for distribution. After a BLA is approved for a biological product, the product also may be subject to official lot release. If the product is subject to official release by the FDA, the manufacturer submits samples of each lot of product to the FDA together with a release protocol showing a summary of the history of manufacture of the lot and the results of all of the manufacturer’s tests performed on the lot. The FDA also may perform certain confirmatory tests on lots of some products before releasing the lots for distribution by the manufacturer. In addition, the FDA conducts laboratory research related to the regulatory standards on the safety, purity, and potency or effectiveness of biologics. After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There also are continuing user fee requirements, under which the FDA assesses an annual program fee for each product identified in an approved BLA. Biologic manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMPs, which impose certain procedural and documentation requirements upon Mentari and its third-party manufacturers. Changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require prior FDA approval before being implemented.

FDA regulations also require investigation and correction of any deviations from cGMPs and impose reporting requirements upon Mentari and any third-party manufacturers that it may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMPs and other aspects of regulatory compliance.

The FDA may withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical studies to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of a product, complete withdrawal of the product from the market or product recalls;

•	fines, warning letters or holds on post-approval clinical studies;

•	refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of existing product approvals;

•	product seizure or detention, or refusal of the FDA to permit the import or export of products;

•	consent decrees, corporate integrity agreements, debarment or exclusion from federal healthcare programs;

•	mandated modification of promotional materials and labeling and the issuance of corrective information;

•	the issuance of safety alerts, Dear Healthcare Provider letters, press releases and other communications containing warnings or other safety information about the product; or

•	injunctions or the imposition of civil or criminal penalties.

The FDA closely regulates the marketing, labeling, advertising, and promotion of biologics. A company can make only those claims relating to safety and efficacy, purity and potency that are approved by the FDA and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. Failure to comply with these requirements can result in, among other things, adverse publicity, warning letters, corrective advertising, and potential civil and criminal penalties. Physicians may prescribe legally available products for uses that are not described in the product’s labeling and that differ from those tested by Mentari and approved by the FDA. Such off-label uses are common across medical specialties. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, restrict manufacturer’s communications on the subject of off-label use of their products.

Biosimilars and Reference Product Exclusivity

The Affordable Care Act (“ACA”) includes a subtitle called the Biologics Price Competition and Innovation Act (“BPCIA”), which created an abbreviated approval pathway for biological products that are highly similar, or “biosimilar,” to or interchangeable with an FDA-approved reference biological product. The FDA has issued several guidance documents outlining an approach to review and approval of biosimilars.

Biosimilarity, which requires that there be no clinically meaningful differences between the biological product and the reference product in terms of safety, purity, and potency, is generally shown through analytical studies, animal studies, and a clinical study or studies. Interchangeability requires that a product is biosimilar to the reference product and the product must demonstrate that it can be expected to produce the same clinical results as the reference product in any given patient and, for products that are administered multiple times to an individual, the biologic and the reference biologic may be alternated or switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biologic. A product shown to be biosimilar or interchangeable with an FDA-approved reference biological product may rely in part on the FDA’s previous determination of safety and effectiveness for the reference product for approval, which can potentially reduce the cost and time required to obtain approval to market the product. Complexities associated with the larger, and often more complex, structures of biological products, as well as the processes by which such products are manufactured, pose significant hurdles to implementation of the abbreviated approval pathway that are still being worked out by the FDA. The FDA has issued two guidance documents intended to inform prospective applicants and facilitate the development of proposed biosimilars and interchangeable biosimilars, as well as to describe the FDA’s interpretation of certain statutory requirements added by the BPCIA.

Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date that the reference product was first licensed by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first licensed. During this 12-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a full BLA for the competing product containing that applicant’s own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity, and potency of its product. The BPCIA also created certain exclusivity periods for biosimilars approved as interchangeable products. At this juncture, it is unclear whether products deemed “interchangeable” by the FDA will, in fact, be readily substituted by pharmacies, which are governed by state pharmacy law.

A reference biologic is granted twelve years of exclusivity from the time of first licensure of the reference product. The first biologic product submitted under the abbreviated approval pathway that is determined to be interchangeable with the reference product has exclusivity against other biologics submitted under the abbreviated approval pathway for the lesser of (i) one year after the first commercial marketing, (ii) 18 months after approval if there is no legal challenge, (iii) 18 months after the resolution in the applicant’s favor of a lawsuit challenging the biologics’ patents if an application has been submitted, or (iv) 42 months after the application has been approved if a lawsuit is ongoing within the 42-month period.

A biological product can also obtain pediatric market exclusivity in the United States. Pediatric exclusivity, if granted, adds six months to existing exclusivity periods and patent terms. This six-month exclusivity, which runs from the end of other exclusivity protection or patent term, may be granted based on the voluntary completion of a pediatric study in accordance with an FDA-issued “Written Request” for such a study.

The BPCIA is complex and continues to be interpreted and implemented by the FDA. On December 20, 2020, Congress amended the PHSA as part of the COVID-19 relief bill to further simplify the biosimilar review process by making it optional to show that conditions of use proposed in labeling have been previously approved for the reference product, which used to be a requirement of the application. In addition, government proposals have sought to reduce the 12-year reference product exclusivity period. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. As a result, the ultimate impact, implementation, and impact of the BPCIA is subject to significant uncertainty.

Patent Term Extension

In the U.S., after a BLA is approved, owners of relevant drug patents may apply for up to a five-year patent extension, which permits patent term restoration as compensation for the patent term lost during the FDA regulatory process. The allowable patent term extension is typically calculated as one-half the time between the later of the effective date of an IND and issue date of the patent for which extension is sought, and the submission date of a BLA, plus the time between BLA submission date and the BLA approval date up to a maximum of five years. The time can be shortened if the FDA determines that the applicant did not pursue licensure with due diligence. The total patent term after the extension may not exceed 14 years from the date of product licensure. Only one patent applicable to a licensed biological product is eligible for extension and only those claims covering the product, a method for using it, or a method for manufacturing it may be extended and the application for the extension must be submitted prior to the expiration of the patent in question. However, Mentari may not be granted an extension because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents, or otherwise failing to satisfy applicable requirements. Some, but not all, foreign jurisdictions possess patent term extension or other additional patent exclusivity mechanisms that may be more or less stringent and comprehensive than those of the United States.

Other Healthcare Laws and Compliance Requirements

Pharmaceutical companies are subject to additional healthcare regulation and enforcement by the federal government and by authorities in the states and foreign jurisdictions in which they conduct their business. Such laws include, without limitation: the federal Anti-Kickback Statute (“AKS”); the federal False Claims Act (“FCA”); the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) and similar foreign, federal and state fraud, abuse, and transparency laws.

The AKS prohibits, among other things, persons, and entities from knowingly and willfully soliciting, receiving, offering, or paying remuneration, to induce, or in return for, either the referral of an individual, or the purchase or recommendation of an item or service for which payment may be made under any federal healthcare program. The term remuneration has been interpreted broadly to include anything of value. The AKS has been interpreted to apply to arrangements between pharmaceutical manufacturers on one hand, and prescribers and purchasers on the other. The government often takes the position that to violate the AKS, only one purpose of the remuneration need be to induce referrals, even if there are other legitimate purposes for the remuneration. There are a number of statutory exceptions and regulatory safe harbors protecting some common commercial activities from AKS prosecution, but they are drawn narrowly and practices that involve remuneration, such as consulting agreements, for persons in a position to refer or recommend federally reimbursable healthcare business may be alleged to be intended to induce prescribing, purchasing or recommending, and may be subject to scrutiny if they do not qualify for an exception or regulatory safe harbor. Qualifying for a statutory exception or regulatory safe harbor requires satisfying all of the criteria for the exception or safe harbor. Mentari’s practices may not in all cases meet all of the criteria for protection under a statutory exception or regulatory safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the AKS, but it does increase the risk of regulatory scrutiny. Ultimately, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all of its facts and circumstances. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

The FCA, which can be enforced through civil whistleblower or qui tam actions, prohibits, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment of federal government funds, including in federal healthcare programs, that are false or fraudulent. Pharmaceutical and other healthcare companies have been prosecuted under these laws for engaging in a variety of different types of conduct that caused the submission of false claims to federal healthcare programs. Under the AKS, for example, a claim resulting from a violation of the AKS is deemed to be a false or fraudulent claim for purposes of the FCA.

HIPAA created additional federal criminal statutes that prohibit, among other things, executing a scheme to defraud any healthcare benefit program, including private third-party payors, and making false statements relating to healthcare matters. A person or entity does not need to have actual knowledge of the healthcare fraud statute implemented under HIPAA or specific intent to violate the statute in order to have committed a violation.

The FDCA addresses, among other things, the design, production, labeling, promotion, manufacturing, and testing of drugs, biologics, and medical devices, and prohibits such acts as the introduction into interstate commerce of adulterated or misbranded drugs or devices. The PHSA also prohibits the introduction into interstate commerce of unlicensed or mislabeled biological products.

The U.S. federal Physician Payments Sunshine Act requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with specific exceptions, to annually report to the Centers for Medicaid & Medicare Services (“CMS”) information related to payments or other transfers of value to various healthcare professionals including physicians, physician assistants, nurse practitioners, clinical nurse specialists, certified nurse anesthetists, certified nurse-midwives, and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Beginning on January 1, 2023, California Assembly Bill 1278 requires California physicians and surgeons to notify patients of the Open Payments database established under the federal Physician Payments Sunshine Act.

Mentari is also subject to federal price reporting laws and federal consumer protection and unfair competition laws. Federal price reporting laws require manufacturers to calculate and report complex pricing metrics to government programs, where such reported prices may be used in the calculation of reimbursement and/ or discounts on approved products. Federal consumer protection and unfair competition laws broadly regulate marketplace activities and activities that potentially harm consumers.

Mentari is also subject to additional similar U.S. state and foreign law equivalents of each of the above federal laws, which, in some cases, differ from each other in significant ways, and may not have the same effect, thus complicating compliance efforts. If Mentari’s operations are found to be in violation of any of such laws or any other governmental regulations that apply, Mentari may be subject to penalties, including, without limitation, civil, criminal and administrative penalties, damages, fines, exclusion from government-funded healthcare programs, such as Medicare and Medicaid or similar programs in other countries or jurisdictions, integrity oversight and reporting obligations to resolve allegations of non-compliance, disgorgement, individual imprisonment, contractual damages, reputational harm, diminished profits and the curtailment or restructuring of its operations.

Data Privacy and Security

Numerous state, federal, and foreign laws govern the collection, dissemination, use, access to, confidentiality, and security of personal information, including health-related information. In the United States, numerous federal and state laws and regulations, including state data breach notification laws, state health information privacy laws, and federal and state consumer protection laws and regulations, govern the collection, use, disclosure, and protection of health-related and other personal information and could apply to Mentari’s operations or the operations of its partners.

For example, HIPAA, as amended by the Health Information Technology for Economic and Clinical Health (“HITECH”), and their respective implementing regulations impose data privacy, security, and breach notification obligations on certain health care providers, health plans, and health care clearinghouses, known as covered entities, as well as their business associates and their covered subcontractors that perform certain services that involve using, disclosing, creating, receiving, maintaining, or transmitting individually identifiable protected health information (“PHI”) for or on behalf of such covered entities. These requirements imposed by HIPAA and HITECH on covered entities and business associates include entering into agreements that require business associates protect PHI provided by the covered entity against improper use or disclosure, among other things; following certain standards for the privacy of PHI, which limit the disclosure of a patient’s past, present, or future physical or mental health or condition or information about a patient’s receipt of health care if the information identifies, or could reasonably be used to identify, the individual; ensuring the confidentiality, integrity, and availability of all PHI created, received, maintained, or transmitted in electronic form, to identify and protect against reasonably anticipated threats or impermissible uses or disclosures to the security and integrity of such PHI; and reporting of breaches of PHI to individuals and regulators.

Entities that are found to be in violation of HIPAA may be subject to significant civil, criminal, and administrative fines and penalties and/or additional reporting and oversight obligations if required to enter into a resolution agreement and corrective action plan with the U.S. Department of Health and Human Services (“HHS”) to settle allegations of HIPAA non-compliance. A covered entity or business associate is also liable for civil money penalties for a violation that is based on an act or omission of any of its agents, which may include a downstream business associate, as determined according to the federal common law of agency. HITECH also increased the civil and criminal penalties applicable to covered entities and business associates and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce HIPAA and seek attorneys’ fees and costs associated with pursuing federal civil actions. To the extent that Mentari submits electronic healthcare claims and payment transactions that do not comply with the electronic data transmission standards established under HIPAA and HITECH, payments to Mentari may be delayed or denied.

In addition, state health information privacy laws, such as California’s Confidentiality of Medical Information Act and Washington’s My Health My Data Act, that govern the privacy and security of health-related information, specifically, may apply even when HIPAA does not and impose additional requirements.

Even when HIPAA and state health information privacy laws do not apply, according to the FTC and state attorneys general, violating consumers’ privacy rights or failing to take appropriate steps to keep consumers’ personal information secure may constitute unfair acts or practices in or affecting commerce in violation of Section 5(a) of the Federal Trade Commission Act and state consumer protection laws.

In addition, certain state laws, such as the California Consumer Privacy Act of 2018 (“CCPA”), as amended by the California Privacy Rights Act of 2020, govern the privacy and security of personal information, including health-related information in certain circumstances, some of which are more stringent than HIPAA in various ways. Numerous other states have passed similar laws, but many differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

The CCPA applies to personal data of consumers, business representatives, and employees, and imposes obligations on certain businesses that do business in California, including to provide specific disclosures in privacy notices, and affords rights to California residents in relation to their personal information. Health information falls under the CCPA’s definition of personal information where it identifies, relates to, describes, or is reasonably capable of being associated with or could reasonably be linked, directly or indirectly, with a particular consumer or household and is included under a new category of personal information, “sensitive personal information,” which is offered greater protection.

The CCPA and numerous other comprehensive privacy laws that have passed or are being considered in other states, as well as at the federal and local levels, exempt PHI that is subject to HIPAA; and others exempt covered entities and business associates subject to HIPAA altogether, further complicating compliance efforts, and increasing legal risk and compliance costs for Mentari and the third parties upon whom Mentari relies.

Additionally, Mentari’s use of artificial intelligence and machine learning may be subject to laws and evolving regulations regarding the use of artificial intelligence and machine learning, controlling for data bias, and antidiscrimination.

Failure to comply with these laws, where applicable, can result in the imposition of significant civil and/or criminal penalties and private litigation. Privacy and security laws, regulations, and other obligations are constantly evolving, may conflict with each other to complicate compliance efforts, and can result in investigations, proceedings, or actions that lead to significant civil and/or criminal penalties and restrictions on data processing.

Coverage and Reimbursement

In the U.S. and markets in other countries, patients generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. Adequate coverage and reimbursement from governmental healthcare programs, such as Medicare and Medicaid, and commercial payors is critical to new product acceptance. Mentari’s ability to successfully commercialize its product candidates, if approved, will depend in part on the extent to which coverage and adequate reimbursement for these products and related treatments will be available from government health administration authorities, private health insurers, and other organizations. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow it to establish or maintain pricing sufficient to realize a sufficient return on its investment. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels.

Significant uncertainty exists as to the coverage and reimbursement status of any pharmaceutical or biological product candidate for which Mentari obtains regulatory approval. Sales of any approved product depend, in part, on the extent to which such product will be covered by third-party payors, such as federal, state, and foreign government healthcare programs, commercial insurance and managed healthcare organizations, and the level of reimbursement, if any, for such product by third-party payors. Decisions regarding whether to cover any of Mentari’s product candidates, if approved, the extent of coverage and amount of reimbursement to be provided are made on a plan-by-plan basis. Further, no uniform policy for coverage and reimbursement exists in the United States, and coverage and reimbursement can differ significantly from payor to payor. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement rates, but also have their own methods and approval process apart from Medicare determinations. As a result, the coverage determination process is often a time-consuming and costly process that will require Mentari to provide scientific and clinical support for the use of its product candidates to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance. Factors payors consider in determining reimbursement are based on whether the product is:

•	a covered benefit under its health plan;

•	safe, effective, and medically necessary;

•	cost-effective; and

•	neither experimental nor investigational.

Third-party payors are increasingly challenging the prices charged for medical products and services, examining the medical necessity and reviewing the cost effectiveness of pharmaceutical or biological products, medical devices, and medical services, in addition to questioning safety and efficacy. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit sales of any product that receives approval. Decreases in third-party reimbursement for any product or a decision by a third-party not to cover a product could reduce physician usage and patient demand for the product.

For products administered under the supervision of a physician, obtaining coverage and adequate reimbursement may be particularly difficult because of the higher prices often associated with such drugs. Additionally, separate reimbursement for the product itself or the treatment or procedure in which the product is used may not be available, which may impact physician utilization. In addition, companion diagnostic tests require coverage and reimbursement separate and apart from the coverage and reimbursement for their companion pharmaceutical or biological products. Similar challenges to obtaining coverage and reimbursement, applicable to pharmaceutical or biological products, will apply to companion diagnostics.

In addition, the U.S. government, state legislatures, and foreign governments have continued implementing cost-containment programs, including price controls, restrictions on coverage and reimbursement and requirements for substitution of generic products. The IRA provides CMS with significant new authorities intended to curb drug costs and to encourage market competition. For the first time, CMS will be able to directly negotiate prescription drug prices and to cap out-of-pocket costs. Each year, CMS will select and negotiate a preset number of high-spend drugs and biologics that are covered under Medicare Part B and Part D that do not have generic or biosimilar competition. On August 29, 2023, HHS announced the list of the first ten drugs subject to price negotiations. These price negotiations occurred in 2024. In January 2025, CMS announced a list of 15 additional Medicare Part D drugs that will be subject to price negotiations. The IRA also provides a new “inflation rebate” covering Medicare patients that took effect in 2023 and is intended to counter certain price increases in prescriptions drugs. The inflation rebate provision requires drug manufacturers to pay a rebate to the federal government if the price for a drug or biologic under Medicare Part B and Part D increases faster than the rate of inflation. To support biosimilar competition, beginning in October 2022, qualifying biosimilars may receive a Medicare Part B payment increase for a period of five years. Separately, if a biologic drug for which no biosimilar exists delays a biosimilar’s market entry beyond two years, CMS will be authorized to subject the biologics manufacturer to price negotiations intended to ensure fair competition. Notwithstanding these provisions, the IRA’s impact on commercialization and competition remains largely uncertain.

In addition, net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the U.S. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. Mentari cannot be sure that reimbursement will be available for any product candidate that it may commercialize and, if reimbursement is available, the level of reimbursement. In addition, many pharmaceutical manufacturers must calculate and report certain price reporting metrics to the government, such as average sales price and best price. Penalties may apply in some cases when such metrics are not submitted accurately and timely. Further, these prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs.

Finally, in some foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. For example, the European Union (“EU”) provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. To obtain reimbursement or pricing approval, some of these countries may require the completion of clinical trials that compare the cost effectiveness of a particular product candidate to currently available therapies. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of Mentari’s product candidates. Historically, products launched in the EU do not follow price structures of the U.S. and generally prices tend to be significantly lower.

Healthcare Reform

The United States and some foreign jurisdictions are considering or have enacted a number of reform proposals to change the healthcare system. There is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality, or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by federal and state initiatives, including those designed to limit the pricing, coverage, and reimbursement of pharmaceutical and biopharmaceutical products, especially under government-funded health care programs, and increased governmental control of drug pricing.

The ACA, which was enacted in March 2010, substantially changed the way healthcare is financed by both governmental and private insurers in the United States, and significantly affected the pharmaceutical industry. The ACA contains a number of provisions of particular import to the pharmaceutical and biotechnology industries, including, but not limited to, those governing enrollment in federal healthcare programs, a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, and annual fees based on pharmaceutical companies’ share of sales to federal health care programs. Since its enactment, there have been judicial and Congressional challenges to certain aspects of the ACA, and Mentari expects there will be additional challenges and amendments to the ACA in the future. For example, the IRA, among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA also eliminates the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost and creating a new manufacturer discount program.

Other legislative changes have been proposed and adopted since the ACA was enacted, including automatic aggregate reductions of Medicare payments to providers of on average 2% per fiscal year as part of the federal budget sequestration under the Budget Control Act of 2011. These reductions went into effect in April 2013 and, due to subsequent legislative amendments, will remain in effect until 2032 unless additional action is taken by Congress. In addition, the Bipartisan Budget Act of 2018, among other things, amended the Medicare Act (as amended by the ACA) to increase the point-of-sale discounts that manufacturers must agree to offer under the Medicare Part D coverage discount program from 50% to 70% off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs being covered under Medicare Part D.

Moreover, there has recently been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted federal and state measures designed to, among other things, reduce the cost of prescription drugs, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. For example, in May 2019, CMS adopted a final rule allowing Medicare Advantage Plans the option to use step therapy for Part B drugs, permitting Medicare Part D plans to apply certain utilization controls to new starts of five of the six protected class drugs, and requiring the Explanation of Benefits for Part D beneficiaries to disclose drug price increases and lower cost therapeutic alternatives, which went into effect on January 1, 2021. In May 2025, the Trump Administration renewed the idea of international reference pricing through an executive order entitled “Delivering Most-Favored-Nation Prescription Drug Pricing to American Patients,” which, among other things, directs the HHS and other agencies to communicate most-favored-nation price targets to pharmaceutical manufacturers to bring prices for U.S. patients in line with comparably developed nations and to facilitate direct-to-consumer purchasing programs. The HHS subsequently issued guidance indicating the MFN target price will be the lowest price paid in an Organisation for Economic Co-operation and Development country with a gross domestic product (“GDP”) per capita of at least 60% of the U.S. GDP per capital. In addition, in December 2025, CMS proposed new drug payment models to lower drug prices for Medicare beneficiaries; under the models, CMS would explore potential adjustments to Medicare drug inflation rebate calculations by comparison to international drug pricing information. It is currently unclear whether and to what extent these measures will be implemented and what impact any such implementation would have on Mentari’s business.

Notwithstanding the IRA, continued legislative and enforcement interest exists in the United States with respect to specialty drug pricing practices. Specifically, Mentari expects government authorities to continue pushing for transparency to drug pricing, reducing the cost of prescription drugs under Medicare, reviewing the relationship between pricing and manufacturer patient programs, and reforming government program reimbursement methodologies for drugs.

Individual states in the U.S. have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain drug access and marketing cost disclosure and transparency measures, and designed to encourage importation from other countries and bulk purchasing. Legally mandated price controls on payment amounts by third-party payors or other restrictions could harm Mentari’s business, financial condition, results of operations and prospects. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. This could reduce the ultimate demand for its drugs or put pressure on its drug pricing, which could negatively affect Mentari’s business, financial condition, results of operations and prospects.

Other Government Regulation Outside of the United States

In addition to regulations in the United States, Mentari is subject to a variety of regulations in other jurisdictions governing, among other things, research and development, clinical trials, testing, manufacturing, safety, efficacy, quality control, labeling, packaging, storage, record keeping, distribution, reporting, export and import, advertising, marketing and other promotional practices involving biological products as well as authorization, approval as well as post-approval monitoring and reporting of its products. Because biologically sourced raw materials are subject to unique contamination risks, their use may be restricted in some countries.

Whether or not Mentari obtains FDA approval for a product, it must obtain the requisite approvals from regulatory authorities in foreign countries prior to the commencement of clinical trials or marketing of the product in those countries. Certain countries outside of the United States have a similar process that requires the submission of a clinical trial application much like the IND prior to the commencement of human clinical trials.

The requirements and process governing the conduct of clinical trials, including requirements to conduct additional clinical trials, product licensing, safety reporting, post-authorization requirements, marketing and promotion, interactions with healthcare professionals, pricing and reimbursement may vary widely from country to country. No action can be taken to market any product in a country until an appropriate approval application has been approved by the regulatory authorities in that country. The current approval process varies from country to country, and the time spent in gaining approval varies from that required for FDA approval. In certain countries, the sales price of a product must also be approved.

The pricing review period often begins after market approval is granted. Even if a product is approved by a regulatory authority, satisfactory prices may not be approved for such product, which would make launch of such products commercially unfeasible in such countries.

Regulation in the European Union

European Data Laws

The processing of personal data, including health-related personal data in the European Economic Area (“EEA”) is mainly governed by the provisions of the European General Data Protection Regulation (EU)

2016/679 (“GDPR”), and related data protection laws in individual EEA countries. In the United Kingdom, the processing of personal data is mainly governed by the GDPR as incorporated into UK law pursuant to the European Union (Withdrawal) Act 2018 (the “UK GDPR”). The GDPR and UK GDPR impose a number of strict obligations and requirements for the processing, including collecting, analyzing and transferring, of personal data of individuals in the EEA or in the UK, in particular with respect to health data from clinical trials and adverse event reporting. The GDPR and UK GDPR include requirements relating to the legal basis of the processing (such as consent of the individuals to whom the personal data relates), the information provided to the individuals prior to processing their personal data, the personal data breaches which may have to be notified to the national data protection authorities and data subjects, the measures to be taken when engaging processors, and obligations relating to the security and confidentiality of the personal data. EEA countries may also impose additional requirements in relation to the processing of health, genetic and biometric data through their national legislation.

In addition, the GDPR imposes specific restrictions on the transfer of personal data to countries outside of the EEA that are not considered by the European Commission (“EC”) to provide an adequate level of data protection. Appropriate safeguards are required to enable such transfers. Among the appropriate safeguards that can be used, the data exporter may use the standard contractual clauses (“SCCs”). When relying on the appropriate safeguards, data exporters, with the assistance of the data importers, are also required to conduct a transfer risk assessment to verify if anything in the law and/or practices of the third country may impinge on the effectiveness of the safeguards in the context of the transfer at stake and, if so, to identify and adopt supplementary measures that are necessary to bring the level of protection of the data transferred to the EU standard of essential equivalence. Where no supplementary measure is suitable, the data exporter should avoid, suspend or terminate the transfer. With regard to the transfer of data from the EEA to the United States, on July 10, 2023, the EC adopted its adequacy decision for the EU-US Data Privacy Framework. On the basis of the new adequacy decision, personal data can flow from the EEA to U.S. companies participating in the framework.

With regard to the transfer of data from the EEA to the UK, based on the EC’s adequacy decision of June 28, 2021 and subsequent renewals, personal data may continue to flow freely from the EEA to the UK on the basis that the UK is deemed to provide an adequate level of data protection until December 27, 2031. The adequacy decisions will automatically expire unless renewed.

With respect to transfers from the UK to other countries, these transfers are also subject to specific transfer rules under the UK regime. These UK international transfer rules broadly mirror the EU GDPR rules.

On February 2, 2022, the UK Secretary of State laid before the UK Parliament the international data transfer agreement (“IDTA”) and the international data transfer addendum to the EC’s standard contractual clauses for international data transfers (“UK Addendum”) and a document setting out transitional provisions. The IDTA and UK Addendum came into force on March 21, 2022 and are the primary UK-approved mechanisms for putting in place appropriate safeguards for UK restricted transfers, subject to transitional arrangements for legacy SCCs. Regarding transfers from the UK to the EEA, the UK Information Commissioner’s Office (“ICO”) guidance indicates that organizations do not need new arrangements. With regard to the transfer of personal data from the UK to the United States, the UK government has adopted an adequacy decision for the UK Extension to the EU-US Data Privacy Framework, the UK-US Data Bridge, which came into force on October 12, 2023. The UK-US Data Bridge recognizes the United States as offering an adequate level of data protection where the recipient is a U.S. organization certified to the EU-US Data Privacy Framework and participating in the UK Extension to the EU-US Data Privacy Framework.

Failure to comply with the requirements of the GDPR or UK GDPR and the related national data protection laws of the EEA countries may result in significant monetary fines for noncompliance of up to €20 million or £17.5 million (as applicable), 4% of the total worldwide annual turnover (for higher-tier infringements). This is enforced by ICO and is entirely separate from fines under EU GDPR. In addition, violations of national laws can trigger additional, administrative penalties, investigations, corrective orders, temporary or definitive bans, and, in some jurisdictions, and a number of criminal offenses for organizations and, in certain cases, their directors and officers, as well as civil liability claims from individuals whose personal data was processed.

Data protection authorities from the different EEA countries may still implement certain variations, enforce the GDPR and national data protection laws differently, and introduce additional national regulations and guidelines, which adds to the complexity of processing personal data in the EEA.

Furthermore, there are specific requirements relating to processing health data from clinical trials, including public disclosure obligations provided in the EU Clinical Trials Regulation No. 536/2014 (“CTR”), European Medicines Agency (“EMA”) disclosure initiatives and voluntary commitments by industry. Failure to comply with these obligations could lead to government enforcement actions and significant penalties against Mentari, harm to Mentari’s reputation, and adversely impact its business and operating results.

Drug and Biologic Development Process

Regardless of where they are conducted, all clinical trials included in applications for marketing authorization (“MA”) for human medicines in the EU/EEA must have been carried out in accordance with EU regulations. This means that clinical trials conducted in the EU/EEA have to comply with EU clinical trial legislation but also that clinical trials conducted outside the EU/EEA have to comply with ethical principles equivalent to those set out in the EEA, including adhering to international good clinical practice and the Declaration of Helsinki. The conduct of clinical trials in the EU is governed by the CTR, which entered into force on January 31, 2022. The CTR replaced the Clinical Trials Directive 2001/20/EC, (“Clinical Trials Directive”) and introduced a complete overhaul of the existing regulation of clinical trials for medicinal products in the EU.

Under the CTR, a sponsor is able to submit a single application for approval of a clinical trial through a centralized EU clinical trials portal (the Clinical Trials Information System or “CTIS”). One national regulatory authority (the reporting EU member state proposed by the applicant) will take the lead in validating and evaluating the application consult and coordinate with the other concerned EU Member States. If an application is rejected, it may be amended and resubmitted through the EU clinical trials portal. If an approval is issued, the sponsor may start the clinical trial in all concerned EU Member States. However, a concerned EU member state may in limited circumstances declare an “opt-out” from an approval and prevent the clinical trial from being conducted in such member state. The CTR also aims to streamline and simplify the rules on safety reporting, and introduces enhanced transparency requirements such as mandatory submission of a summary of the clinical trial results to the EU database, including a layperson’s summary. Since January 31, 2023, submission of initial clinical trial applications via CTIS is mandatory and CTIS serves as the single entry point for submission of clinical trial-related information and data. As of January 31, 2025, all ongoing trials approved under the former Clinical Trials Directive need to comply with the CTR and have to be transitioned to CTIS.

Under the CTR, national laws, regulations, and the applicable GCP and GLP standards must also be respected during the conduct of the trials, including the International Council for Harmonization of Technical Requirements for Pharmaceuticals for Human Use (“ICH”) guidelines on Good Clinical Practice and the ethical principles that have their origin in the Declaration of Helsinki. Under the current regime all suspected unexpected serious adverse reactions to the investigated drug that occur during the clinical trial must be reported to the National Competent Authority and to the Ethics Committees of the EU member state where they occur.

During the development of a medicinal product, the EMA and national regulators within the EU provide the opportunity for dialogue and guidance on the development program. At the EMA level, this is usually done in the form of scientific advice, which is given by the Committee for Medicinal Products for Human Use (“CHMP”) on the recommendation of the Scientific Advice Working Party (“SAWP”). A fee is incurred with each scientific advice procedure, but is significantly reduced for designated orphan medicines. Advice from the EMA is typically provided based on questions concerning, for example, quality (chemistry, manufacturing and controls testing), nonclinical testing and clinical studies, and pharmacovigilance plans and risk-management programs. Advice is not legally binding with regard to any future Marketing Authorization Application (“MAA”) of the product concerned.

Drug Marketing Authorization

In the EEA, after completion of all required clinical testing, pharmaceutical products may only be placed on the market after obtaining a MA. To obtain an MA of a drug under European Union regulatory systems, an applicant can submit an MAA through, amongst others, a centralized or decentralized procedure.

To be used or sold in the UK, a drug must have an effective MA granted by the Medicines and Healthcare Products Regulatory Agency (“MHRA”) under the Human Medicines Regulations 2012 (SI 2012/1916), as amended. MA applications are submitted electronically via the MHRA Submissions Portal. Under the MHRA’s national assessment procedure, the MHRA generally aims to reach a decision within 210 “clock-on” days, excluding any “clock-stops” while the applicant prepares responses to MHRA questions.

On August 30, 2023, the MHRA published detailed guidance on its recently announced new International Recognition Procedure (“IRP”) for MAAs. The IRP applies since January 1, 2024 and replaces existing EU reliance procedures to apply for authorizations from seven international regulators (e.g. Health Canada, Swiss Medic, FDA, EMA, among others). The IRP allows medicinal products approved in other jurisdictions that meet certain criteria to undergo a fast-tracked MHRA review to obtain and/or update a MA in the UK. Applicants can submit initial MAAs to the IRP but the procedure can also be used throughout the lifecycle of a product for post-authorization procedures including line extensions, variations, and renewals.

Centralized Authorization Procedure

The centralized procedure provides for the grant of a single MA that is issued by the EC following the scientific assessment of the application by the European Medicines Agency (“EMA”) that is valid for all EU Member States as well as in the three additional EEA Member States (Norway, Iceland, and Liechtenstein). The centralized procedure is compulsory for specific medicinal products, including for medicines developed by means of certain biotechnological processes, products designated as orphan medicinal products, advanced therapy medicinal products (gene therapy, somatic cell therapy, or tissue engineered medicines) and medicinal products with a new active substance indicated for the treatment of certain diseases (HIV/AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune diseases and other immune dysfunctions, and viral diseases). For medicinal products containing a new active substance not yet authorized in the EEA before May 20, 2004 and indicated for the treatment of other diseases, medicinal products that constitute significant therapeutic, scientific or technical innovations or for which the grant of a MA through the centralized procedure would be in the interest of public health at EU level, an applicant may voluntarily submit an application for a MA through the centralized procedure.

Under the centralized procedure, the CHMP is responsible for conducting the initial assessment of a drug. The CHMP is also responsible for several post-authorization and maintenance activities, such as the assessment of modifications or extensions to an existing MA. Under the centralized procedure, the timeframe for the evaluation of an MAA by the EMA’s CHMP is, in principle, 210 days from receipt of a valid MAA. However, this timeline excludes clock stops, when additional written or oral information is to be provided by the applicant in response to questions asked by the CHMP, so the overall process typically takes a year or more, unless the application is eligible for an accelerated assessment. Accelerated evaluation might be granted by the CHMP in exceptional cases, when a medicinal product is expected to be of a major public health interest, particularly from the point of view of therapeutic innovation. Upon request, the CHMP can reduce the time frame to 150 days if the applicant provides sufficient justification for an accelerated assessment. The CHMP will provide a positive opinion regarding the application only if it meets certain quality, safety, and efficacy requirements. This opinion is then transmitted to the EC, which has the ultimate authority for granting MA within 67 days after receipt of the CHMP opinion.

Decentralized Authorization Procedure

Medicines that fall outside the mandatory scope of the centralized procedure have three routes to authorization: (i) they can be authorized under the centralized procedure if they concern a significant therapeutic, scientific or technical innovation, or if their authorization would be in the interest of public health; (ii) they can be authorized under a decentralized procedure where an applicant applies for simultaneous authorization in more than one EU member state; or (iii) they can be authorized in an EU member state in accordance with that state’s national procedures and then be authorized in other EU countries by a procedure whereby the countries concerned agree to recognize the validity of the original, national MA (mutual recognition procedure).

The decentralized procedure permits companies to file identical MA applications for a medicinal product to the competent authorities in various EU Member States simultaneously if such medicinal product has not received marketing approval in any EU Member State before. This procedure is available for pharmaceutical products not falling within the mandatory scope of the centralized procedure. The competent authority of a single EU Member State, the reference member state, is appointed to review the application and provide an assessment report. The competent authorities of the other EU Member States, the concerned member states, are subsequently required to grant a MA for their territories on the basis of this assessment. The only exception to this is where the competent authority of an EU Member State considers that there are concerns of potential serious risk to public health, the disputed points are subject to a dispute resolution mechanism and may eventually be referred to the EC, whose decision is binding for all EU Member States.

Risk Management Plan

All new MAAs must include a Risk Management Plan (“RMP”) describing the risk management system that the company will put in place and documenting measures to prevent or minimize the risks associated with the product. RMPs are continually modified and updated throughout the lifetime of the medicine as new information becomes available. An updated RMP must be submitted: (i) at the request of EMA or a national competent authority, or (ii) whenever the risk-management system is modified, especially as the result of new information being received that may lead to a significant change to the benefit-risk profile or as a result of an important pharmacovigilance or risk-minimization milestone being reached. The regulatory authorities may also impose specific obligations as a condition of the MA. Since October 20, 2023, all RMPs for centrally authorized products are published by the EMA, subject only to limited redactions.

MA Validity Period

MAs have an initial duration of five years. After these five years, the authorization may subsequently be renewed on the basis of a reevaluation of the risk-benefit balance. Once renewed, the MA is valid for an unlimited period unless the EC or the national competent authority decides, on justified grounds relating to pharmacovigilance, to proceed with only one additional five-year renewal. Applications for renewal must be made to the EMA at least nine months before the five-year period expires.

Any authorization which is not followed by the actual placing of the drug on the EU market (in case of centralized procedure) or on the market of the authorizing member state within three years after authorization ceases to be valid.

For the UK, the period of three years during which the drug has not been marketed in Great Britain will be restarted from the date of conversion to a Great Britain MA. Following Windsor Framework changes, which became effective January 1, 2025, European Commission Union authorizations are no longer valid in Northern Ireland and centrally authorized products are instead authorized by the MHRA under UK-wide marketing authorizations; existing licenses for product licensed by the MHRA that covers Great Britain only become geographically valid UK-wide while retaining their license number/prefix.

On the other hand, for the EU, in the case the drug has been marketed in the UK, the placing on the UK market before the end of the period starting when the UK left the EU on January 31, 2020 and ending on December 31, 2020 (the “Brexit Transition Period”) will be taken into account. If, after the end of the Brexit Transition Period, the drug is not placed on any other market of the remaining member states of the EU, the three year period will start running from the last date the drug was placed on the UK market before the end of the Brexit Transition Period.

Exceptional Circumstances/Conditional Approval

Similar to accelerated approval regulations in the United States, conditional MAs can be granted in the EU in exceptional circumstances. A conditional MA can be granted for medicinal products where, although comprehensive clinical data referring to the safety and efficacy of the medicinal product have not been supplied, a number of criteria are fulfilled: (i) the benefit/risk balance of the product is positive, (ii) it is likely that the applicant will be in a position to provide the comprehensive clinical data, (iii) unmet medical needs will be fulfilled by the grant of the MA and (iv) the benefit to public health of the immediate availability on the market of the medicinal product concerned outweighs the risk inherent in the fact that additional data are still required. Once a conditional MA has been granted, the MA holder must fulfil specific obligations within defined timelines. A conditional MA is valid for one year and must be renewed annually, but it can be converted into a standard MA once the MA holder fulfils the obligations imposed and the complete data confirm that the medicine’s benefits continue to outweigh its risks.

Data and Market Exclusivity

As in the United States, it may be possible to obtain a period of market and / or data exclusivity in the EU that would have the effect of postponing the entry into the marketplace of a competitor’s generic, hybrid or biosimilar product (even if the pharmaceutical product has already received a MA) and prohibiting another applicant from relying on the MA holder’s pharmacological, toxicological and clinical data in support of another MA for the purposes of submitting an application, obtaining MA or placing the product on the market. Innovative medicinal products, referred to as New Chemical Entities (“NCEs”) approved in the EU qualify for eight years of data exclusivity and 10 years of marketing exclusivity.

An additional non-cumulative one-year period of marketing exclusivity is possible if during the data exclusivity period (the first eight years of the 10-year marketing exclusivity period), the MA holder obtains an authorization for one or more new therapeutic indications that are deemed to bring a significant clinical benefit compared to existing therapies.

The data exclusivity period begins on the date of the product’s first MA in the EU. After eight years, a generic product application may be submitted and generic companies may rely on the MA holder’s data.

However, a generic product cannot launch until two years later (or a total of 10 years after the first MA in the EU of the innovator product), or three years later (or a total of 11 years after the first MA in the EU of the innovator product) if the MA holder obtains MA for a new indication with significant clinical benefit within the eight-year data exclusivity period. Additionally, another noncumulative one-year period of data exclusivity can be added to the eight years of data exclusivity where an application is made for a new indication for a well-established substance, provided that significant preclinical or clinical studies were carried out in relation to the new indication. Another year of data exclusivity may be added to the eight years, where a change of classification of a pharmaceutical product has been authorized on the basis of significant pre-trial tests or clinical trials (when examining an application by another applicant for or holder of market authorization for a change of classification of the same substance the competent authority will not refer to the results of those tests or trials for one year after the initial change was authorized).

Products may not be granted data exclusivity since there is no guarantee that a product will be considered by the EU’s regulatory authorities to include a NCE. Even if a compound is considered to be a NCE and the MA applicant is able to gain the prescribed period of data exclusivity, another company nevertheless could also market another version of the medicinal product if such company can complete a full MAA with their own complete database of pharmaceutical tests, preclinical studies and clinical trials and obtain MA of its product.

On April 26, 2023, the EC submitted a proposal for the reform of the European pharmaceutical legislation and negotiations are still ongoing. The timing for finalization of these negotiations and entry into force are unclear.

The current drafts envisage:

•

a shortening of the periods of data exclusivity from eight to six years (with transferrable vouchers for an additional year of market protection as an incentive for the development of new antibiotics),

•	earlier regulatory guidance and extension of market exclusivity for orphan medicines (depending on certain conditions),

•	four-year data exclusivity for additional indications of existing products, and

•	rules governing the availability of products (including shortage prevention plans and some supply obligations for manufacturers).

Pediatric Development

In the EU, companies developing a new medicinal product are obligated to study their product in children and must therefore submit a PIP together with a request for agreement to the EMA. The EMA issues a decision on the PIP based on an opinion of the EMA’s Pediatric Committee (“PDCO”). Companies must conduct pediatric clinical trials in accordance with the PIP approved by the EMA, unless a deferral (e.g. until enough information to demonstrate its effectiveness and safety in adults is available) or waiver (e.g. because the relevant disease or condition occurs only in adults) has been granted by the EMA. The MAA for the medicinal product must include the results of all pediatric clinical trials performed and details of all information collected in compliance with the approved PIP, unless a waiver or a deferral has been granted, in which case the pediatric clinical trials may be completed at a later date. Medicinal products that are granted a MA on the basis of the pediatric clinical trials conducted in accordance with the approved PIP are eligible for a six month extension of the protection under a supplementary protection certificate (if any is in effect at the time of approval) or, in the case of orphan medicinal products, a two- year extension of the orphan market exclusivity. This pediatric reward is subject to specific conditions and is not automatically available when data in compliance with the approved PIP are developed and submitted. An approved PIP is also required when a MA holder wants to add a new indication, medicinal form or route of administration for a medicine that is already authorized and covered by intellectual property rights.

In the UK, the MHRA has published guidance on the procedures for UK PIPs which, where possible, mirror the submission format and requirements of the EU system. From January 1, 2025, EU pediatric requirements are addressed via Windsor Framework categorization: for Category 2 products, both UK and EU pediatric requirements apply, and an EU-agreed PIP must also be in place (unless waived).

PRIME Designation

In March 2016, the EMA launched an initiative to facilitate development of product candidates in indications, often rare, for which few or no therapies currently exist. The Priority Medicines (“PRIME”) scheme is intended to encourage drug development in areas of unmet medical need and provides accelerated assessment of products representing substantial innovation reviewed under the centralized procedure.

Products from small-and medium-sized enterprises may qualify for earlier entry into the PRIME scheme than larger companies on the basis of compelling non-clinical data and tolerability data from initial clinical trials. Many benefits accrue to sponsors of product candidates with PRIME designation, including but not limited to, early and proactive regulatory dialogue with the EMA, frequent discussions on clinical trial designs and other development program elements, and potentially accelerated MAA assessment once a dossier has been submitted. Importantly, once a candidate medicine has been selected for the PRIME scheme, a dedicated contact point and rapporteur from the CHMP or from CAT are appointed facilitating increased understanding of the product at EMA’s Committee level. A kick-off meeting with the CHMP/CAT rapporteur initiates these relationships and includes a team of multidisciplinary experts to provide guidance on the overall development plan and regulatory strategy. PRIME eligibility does not change the standards for product approval, and there is no assurance that any such designation or eligibility will result in expedited review or approval.

Post-Approval Regulation

Similar to the United States, both MA holders and manufacturers of medicinal products are subject to comprehensive regulatory oversight by the EMA, the EC and/or the competent regulatory authorities of the EU Member States. This oversight applies both before and after grant of manufacturing licenses and MAs. It includes control of compliance with EU good manufacturing practices rules, manufacturing authorizations, pharmacovigilance rules and requirements governing advertising, promotion, sale, and distribution, recordkeeping, importing and exporting of medicinal products.

Failure by Mentari or by any of its third-party partners, including suppliers, manufacturers and distributors, to comply with EU laws and the related national laws of individual EU Member States governing the conduct of clinical trials, manufacturing approval, MA of medicinal products and marketing of such products, both before and after grant of MA, statutory health insurance, bribery and anti-corruption or other applicable regulatory requirements may result in administrative, civil or criminal penalties. These penalties could include delays or refusal to authorize the conduct of clinical trials or to grant MA, product withdrawals and recalls, product seizures, suspension, withdrawal, or variation of the MA, total or partial suspension of production, distribution, manufacturing or clinical trials, operating restrictions, injunctions, suspension of licenses, fines, and criminal penalties.

The holder of a MA for a medicinal product must also comply with EU pharmacovigilance legislation and its related regulations and guidelines, which entail many requirements for conducting pharmacovigilance, or the assessment and monitoring of the safety of medicinal products.

These pharmacovigilance rules can impose on holders of MAs the obligation to conduct a labor intensive collection of data regarding the risks and benefits of marketed medicinal products and to engage in ongoing assessments of those risks and benefits, including the possible requirement to conduct additional clinical studies or post-authorization safety studies to obtain further information on a medicine’s safety, or to measure the effectiveness of risk-management measures, which may be time consuming and expensive and could impact Mentari’s profitability. MA holders must establish and maintain a pharmacovigilance system and appoint an individual qualified person for pharmacovigilance, who is responsible for oversight of that system. Key obligations include expedited reporting of suspected serious adverse reactions and submission of Periodic Safety Update Reports (“PSURs”) in relation to medicinal products for which they hold MAs.

The EMA reviews PSURs for medicinal products authorized through the centralized procedure. If the EMA has concerns that the risk benefit profile of a product has varied, it can adopt an opinion advising that the existing MA for the product be suspended, withdrawn, or varied. The agency can advise that the MA holder be obliged to conduct post-authorization Phase 4 safety studies. If the EC agrees with the opinion, it can adopt a decision varying the existing MA. Failure by the MA holder to fulfill the obligations for which the EC’s decision provides can undermine the ongoing validity of the MA.

More generally, non-compliance with pharmacovigilance obligations can lead to the variation, suspension, or withdrawal of the MA for the product or imposition of financial penalties or other enforcement measures.

The manufacturing process for pharmaceutical products in the EU is highly regulated and regulators may shut down manufacturing facilities that they believe do not comply with regulations. Manufacturing requires a manufacturing authorization, and the manufacturing authorization holder must comply with various requirements set out in the applicable EU laws, regulations and guidance, including Directive 2001/83/EC, Directive 2003/94/EC (repealed by Directive 2017/1572 on January 31, 2022), Regulation (“EC”) No 726/2004 and the European Commission Guidelines for Good Manufacturing Practice (“GMP”) These requirements include compliance with EU GMP standards when manufacturing pharmaceutical products and active pharmaceutical ingredients, including the manufacture of active pharmaceutical ingredients outside of the EU with the intention to import the active pharmaceutical ingredients into the EU. Amendments or replacements of at least Directive 2001/83/EC and Regulation (EC) No 726/2004 are part of the reform proposal for European pharmaceutical legislation. Similarly, the distribution of pharmaceutical products into and within the European Union is subject to compliance with the applicable EU laws, regulations, and guidelines, including the requirement to hold appropriate authorizations for distribution granted by the competent authorities of the EU Member States. The manufacturer or importer must have a qualified person who is responsible for certifying that each batch of product has been manufactured in accordance with GMP, before releasing the product for commercial distribution in the EU or for use in a clinical trial. Manufacturing facilities are subject to periodic inspections by the competent authorities for compliance with GMP.

On October 27, 2025, the Council of the EU approved a framework for compulsory licensing of crisis-relevant products (including medicinal products) in crisis situations. While the proposal focuses on voluntary agreements with intellectual property rights holders, it includes rules on compulsory licensing as a measure of last resort upon activation / declaration of a crisis or emergency mode. The European Parliament has not yet voted on the proposal.

Sales and Marketing Regulations

The advertising and promotion of Mentari’s products is also subject to EU laws concerning promotion of medicinal products, interactions with physicians, misleading and comparative advertising, and unfair commercial practices. In addition, other national legislation of individual EU Member States may apply to the advertising and promotion of medicinal products and may differ from one country to another. These laws require that promotional materials and advertising in relation to medicinal products comply with the product’s SmPC as approved by the competent regulatory authorities.

The SmPC is the document that provides information to physicians concerning the safe and effective use of the medicinal product. It forms an intrinsic and integral part of the MA granted for the medicinal product. Promotion of a medicinal product that does not comply with the SmPC is considered to constitute off-label promotion. All advertising and promotional activities for the product must be consistent with the approved SmPC and therefore all off-label promotion is prohibited. Direct-to-consumer advertising of prescription-only medicines is also prohibited in the EU. Violations of the rules governing the promotion of medicinal products in the EU could be penalized by administrative measures, fines, and imprisonment. These laws may further limit or restrict the advertising and promotion of Mentari’s products to the general public and may also impose limitations on its promotional activities with healthcare professionals.

EU regulation with regards to dispensing, sale and purchase of medicines has generally been preserved in the UK following Brexit, through the Human Medicines Regulations 2012. However, organizations wishing to sell medicines online need to register with the MHRA. Following Brexit, the requirements to display the common logo no longer apply to UK-based online sellers, except for those established in Northern Ireland.

Anti-Corruption Legislation

In the EU, interactions between pharmaceutical companies and physicians are also governed by strict laws, regulations, industry self-regulation codes of conduct and physicians’ codes of professional conduct both at EU level and in the individual EU Member States. The provision of benefits or advantages to physicians to induce or encourage the prescription, recommendation, endorsement, purchase, supply, order, or use of medicinal products is prohibited in the EU. The provision of benefits or advantages to physicians is also governed by the national anti-bribery laws of the EU Member States. Violation of these laws could result in substantial fines and imprisonment.

Payments made to physicians in certain EU Member States also must be publicly disclosed. Moreover, agreements with physicians must often be the subject of prior notification and approval by the physician’s employer, his/her regulatory professional organization, and/or the competent authorities of the individual EU Member States. These requirements are provided in the national laws, industry codes, or professional codes of conduct, applicable in the individual EU Member States. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines, or imprisonment.

In the UK, the pharmaceutical sector is recognized as being particularly vulnerable to corrupt practices, some of which fall within the scope of the Bribery Act 2010. Due to the Bribery Act 2010’s far-reaching territorial application, the potential penalized act does not have to occur in the UK to become within its scope. If the act or omission does not take place in the UK, but the person’s act or omission would constitute an offense if carried out there and the person has a close connection with the UK, an offense will still have been committed. The Bribery Act 2010 is comprised of four offenses that cover (i) individuals, companies and partnerships that give, promise, or offer bribes, (ii) individuals, companies, and partnerships that request, agree to receive or accept bribes, (iii) individuals, companies and partnerships that bribe foreign public officials, and (iv) companies and partnerships that fail to prevent persons acting on their behalf from paying bribes. The penalties imposed under the Bribery Act 2010 depend on the offence committed, harm and culpability and penalties range from unlimited fines to imprisonment for a maximum term of ten years and in some cases both.

Regulations in the UK and Other Markets

The UK formally left the EU on January 31, 2020 and EU laws now only apply to the UK in respect of Northern Ireland as laid out in the protocol on Ireland and Northern Ireland and as amended by the Windsor Framework sets out a long-term set of arrangements for the supply of medicines into Northern Ireland. The EU and the UK agreed on a trade and cooperation agreement, which includes provisions affecting the life sciences sector (including on customs and tariffs). There are some specific provisions concerning pharmaceuticals, including the mutual recognition of GMP, inspections of manufacturing facilities for medicinal products and GMP issued documents. The TCA does not, however, contain wholesale mutual recognition of UK and EU pharmaceutical regulations and product standards.

The UK government has adopted the Medicines and Medical Devices Act 2021 (the MMDA) to enable the UK’s regulatory frameworks to be updated following the UK’s departure from the EU. The MMDA introduces regulation-making, delegated powers covering the fields of human medicines, clinical trials of human medicines, veterinary medicines, and medical devices. The MHRA has since been consulting on future regulations for medicines and medical devices in the UK.

For other countries outside of the EU, such as countries in Eastern Europe, Latin America or Asia, the requirements governing the conduct of clinical trials, product licensing, pricing, and reimbursement vary from country to country. In all cases, again, the clinical trials must be conducted in accordance with GCP and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

If Mentari fails to comply with applicable foreign regulatory requirements, it may be subject to, among other things, fines, suspension of clinical trials, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions, and criminal prosecution.

Regulation of Medicinal Products in Australia

The Australian Therapeutic Goods Administration (“TGA”) and the National Health and Medical Research Council (“NHMRC”) set the GCP requirements for clinical research in Australia.

Compliance with the regulations, standards and codes set by the TGA and NHMRC is mandatory. Under the Therapeutic Goods Act 1989 (Cth) and the Therapeutic Goods Regulations 1990 (Cth), it is a condition (amongst other conditions) of all clinical trials involving investigational medicinal products to comply with the National Statement on Ethical Conduct in Research Involving Humans, published by the NHMRC (the “National Statement”), and the Guideline for Good Clinical Practice published by the International Council for Harmonization of Technical Requirements for Registration of Pharmaceuticals for Human Use (“ICH Guidelines”). The ICH Guidelines have been adopted in Australia and must be complied with across all fields of clinical research involving therapeutic goods, including those related to pharmaceutical quality, nonclinical and clinical data requirements, and trial designs. The basic requirements for preclinical data to support a first-in-human trial under ICH Guidelines are applicable in Australia. Requirements related to adverse event reporting in Australia are generally similar to those required in other major jurisdictions, although reporting timeframes may differ to other jurisdictions.

Clinical trials conducted using “unapproved therapeutic goods” in Australia, being those which have not yet been evaluated by the TGA for quality, safety, and efficacy (and including unapproved indications of therapeutic goods which have otherwise been approved for use in Australia) must occur pursuant to either the Clinical Trial Notification Scheme (“CTN Scheme”) or the Clinical Trial Approval Scheme (“CTA Scheme”). In each case, the trial is supervised by a Human Research Ethics Committee (“HREC”), an independent review committee constituted in accordance with the National Statement that ensures the protection of rights, safety and well-being of human subjects involved in a clinical trial. An HREC reviews, approves and provides continuing oversight of trial protocols (including any amendments), methods and materials intended to be used in obtaining and documenting informed consent of the clinical trial subjects.

The CTN Scheme broadly involves:

•	submission to an HREC, of all material relating to the proposed clinical trial, including the trial protocol;

•

the HREC reviews the scientific validity of the trial design, the balance of risk versus harm of the therapeutic good, the ethical acceptability of the trial process, and approves the trial protocol. The HREC is also responsible for monitoring the conduct of the trial;

•

the institution or organization at which the trial will be conducted (the “Approving Authority”) giving final approval for the conduct of the trial at the site, in terms no less restrictive to those advised by the HREC; and

•

the investigator submitting a ‘Notification of Intent to Conduct a Clinical Trial’ form (“CTN Form”) to the TGA. The CTN Form must be signed by the sponsor, the principal investigator, the chairman of the HREC and a person responsible from the Approving Authority. The TGA does not review any data relating to the clinical trial however CTN trials cannot commence until the trial has been notified to the TGA. It is the responsibility of the sponsor to ensure that all relevant approvals are in place before supplying the “unapproved” therapeutic goods in clinical trials in Australia.

Under the CTA Scheme:

•	a sponsor submits an application to conduct a clinical trial to the TGA for evaluation and comment, which includes payment of relevant fees;

•	the TGA will undertake a preliminary assessment to ensure that there is sufficient data to begin evaluation. If critical data is missing, the TGA may request further information;

•	a sponsor must forward any comments made by the TGA delegate to the HREC(s) at the sites where the trial will be conducted;

•	the HREC is responsible for considering the scientific and ethical issues of the proposed trial protocol.

A sponsor cannot commence a trial under the CTA Scheme until written advice has been received from the TGA regarding the application and approval for the conduct of the trial has been obtained from an ethics committee and the institution at which the trial will be conducted.

Approval for inclusion in the Australian Register of Therapeutic Goods (“ARTG”) is required before a therapeutic good (including pharmaceutical product) may be marketed (or supplied, imported, exported, or manufactured) in Australia. Exceptions apply to therapeutic goods/pharmaceutical products that are supplied, imported, and exported to and from Australia for the purposes of a clinical trial, on the basis that certain conditions are met (e.g., the trial is conducted in accordance with the CTN or CTA Scheme).

Once a sponsor decides to register a therapeutic good/pharmaceutical product in Australia, in order to obtain registration of the product on the ARTG, it is required that (amongst others):

•

the sponsor submits appropriate documentation, including the outcomes of clinical trials and studies, to allow the TGA to assess the quality, safety, and efficacy of the therapeutic product/ pharmaceutical product; and

•	the sponsor submits evidence which demonstrates that the manufacture of the therapeutic product/ pharmaceutical product complies with the applicable GMP requirements.

The TGA has the ultimate discretion to decide whether to include the therapeutic product/ pharmaceutical product in the ARTG.

Regulation of Medical Products in New Zealand

Clinical trials in New Zealand are regulated under the Medicines Act 1981 (“Medicines Act”) and Medicines Regulations 1984.

Clinical Trial Requirements

The New Zealand Medicines and Medical Devices Safety Authority (“Medsafe”) is the regulatory authority that administers the application and approval process for medicines and clinical trials in New Zealand (under delegation from the Director-General of Health). Approval from Medsafe is required in the following two circumstances:

•

before a medicine can be distributed in New Zealand — see “Approval for Distribution” below; however, there is an exemption from this approval requirement for medicines that are imported or manufactured for the sole purpose of use in a clinical trial (including pharmacokinetic, bioequivalence and first-in-human studies); and

•

for all clinical trials involving unapproved medicines carried out in New Zealand; however, if a medicine is already approved by Medsafe for distribution in New Zealand, then there is no separate requirement to obtain approval for clinical trials with that medicine (including if the medicine is being tested for a use not provided for under its existing authorization).

Medsafe also expects all clinical trials to be carried out in accordance with internationally accepted standards for good clinical practice as published by the EMA in its Guideline for Good Clinical Practice, to the extent that these standards are compatible with the Medicines Act.

Clinical Trial Approval Process

The clinical trial approval process requires submission of an online application to Medsafe. The application must include information about the nature of the medicine, the purpose of the trial, details of the investigators conducting the trial, written consent to nomination from each investigator, copies of information supplied to the investigators, a protocol of the trial, and details of the sites and facilities used. The application must be made by the actual or intended importer, manufacturer, packer, or supplier of the medicine in New Zealand. Once approved, the applicant becomes the “sponsor” and assumes responsibility and legal liability for the trial in New Zealand.

Once an application is received, Medsafe provides it to the Health Research Council of New Zealand (“HRC”). One of two HRC standing committees will consider the application and make a recommendation to Medsafe as to whether the clinical trial should be approved (with or without conditions) or declined.

The Standing Committee on Therapeutic Trials considers pharmaceutical medicine trial applications, while the Gene Technology Advisory Committee considers applications for trials involving gene and other biotechnology therapies. Both standing committees undertake a similar scientific assessment process, and consider factors such as trial protocol and design, data collection, and general compliance with the Guideline for Good Practice before making a recommendation to Medsafe.

Ethical Requirements

Medsafe expects all clinical trials to be approved by the Health and Disability Ethics Committee (“HDEC”), regardless of whether Medicines Act approval is required. HDEC reviews and approves applications and provides ongoing oversight of clinical trials to ensure alignment with good ethical practice. HDEC approval can be sought before, during, or after Medicines Act approval is sought from Medsafe.

Registration

A clinical trial’s sponsor may register a trial with the Australian New Zealand Clinical Trials Registry (“ANZCTR”), an online public registry of clinical trials undertaken in New Zealand, Australia, and elsewhere. While not mandatory, the ANZCTR is a recognized part of the World Health Organization Registry Network and registration is encouraged by the World Health Organization.

Approval for Distribution

If a sponsor decides to distribute the new medicine product in New Zealand after the clinical trial, the sponsor must apply for distribution approval. This is separate to the approval process for clinical trials and involves submitting an application to Medsafe for consideration. Medsafe assesses the safety, efficacy, quality, and risk profile of the medicine, and makes a recommendation to the Minister of Health as to whether the medicine should be approved for distribution (in practice, the Minister follows Medsafe’s recommendation).

Additional Regulation

In addition to the foregoing, local, state, and federal laws, including in the United States, regarding such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control, and hazardous substances, including the Occupational Safety and Health Act, the Resource Conservancy and Recovery Act and the Toxic Substances Control Act, affect Mentari’s business. These and other laws govern Mentari’s use, handling and disposal of various biological, chemical, and radioactive substances used in, and wastes generated by, Mentari’s operations. If Mentari’s operations result in contamination of the environment or expose individuals to hazardous or biohazardous substances, Mentari could be liable for damages, environmental remediation, and/or governmental fines. Mentari believes that it is in material compliance with applicable environmental laws and occupational health and safety laws that continued compliance therewith will not have a material adverse effect on its business. Mentari cannot predict, however, how changes in these laws may affect its future operations. Mentari may incur significant costs to comply with such laws and regulations now or in the future.

Properties and Facilities

Mentari currently operates as a virtual company and does not maintain physical corporate offices. Mentari’s employees currently work remotely. Mentari believes this arrangement supports its current needs. Mentari maintains a mailing address at 221 Crescent Street Building 23, Suite 105, Waltham, MA 02453.

Legal Proceedings

From time to time, Mentari may be involved in legal proceedings arising in the ordinary course of its business. Mentari is not presently a party to or aware of any legal proceedings that, in the opinion of management, would have, individually or in the aggregate, a material adverse effect on its business, financial condition or results of operations. Regardless of outcome, litigation can have an adverse impact on Mentari due to defense and settlement costs, diversion of management resources, negative publicity and reputational harm, and other factors.

Employees and Human Capital Resources

As of June 15, 2026, Mentari had no employees.

INMED’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis contains certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, and is subject to the safe harbor created by those sections. For more information, see the section of this proxy statement/prospectus titled “Cautionary Note Regarding Forward-Looking Statements”. When reviewing the discussion below, you should keep in mind the substantial risks and uncertainties that impact our business. In particular, we strongly encourage you to review the risks and uncertainties described in “Risk Factors” elsewhere in this proxy statement/prospectus, and other filings we make from time to time with the SEC. These risks and uncertainties could cause actual results to differ materially from those projected or implied by our forward-looking statements contained in this proxy statement/prospectus. These forward-looking statements are made as of the date of this proxy statement/prospectus, and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law.

The following discussion and analysis should be read in conjunction with our audited consolidated financial statements for the year ended June 30, 2025, our unaudited condensed consolidated financial statements for the three and nine months ended March 31, 2026, and the related notes thereto, each of which has been prepared in accordance with U.S. GAAP and is included elsewhere in this proxy statement/prospectus. Throughout this discussion, unless the context specifies or implies otherwise, the terms “InMed,” “we,” “us,” and “our” refer to InMed Pharmaceuticals Inc.

All dollar amounts stated herein are in U.S. dollars unless specified otherwise.

Overview

InMed is a pharmaceutical drug development company with a pipeline of proprietary small molecule drug candidates that are preferential signaling ligands of the endogenous CB1 and CB2 receptors as well as other receptor targets linked to human disease. CB1 and CB2 receptors are each part of the endocannabinoid system that is found throughout the human body and is responsible for many homeostatic functions. CB1 receptors are primarily located in the brain and central nervous system, while CB2 receptors are involved in modulating neuroinflammation and immune responses. InMed’s research efforts target the treatment of diseases with high unmet medical needs. Together with its wholly owned subsidiary, BayMedica, LLC (“BayMedica”), InMed also has significant know-how in developing proprietary manufacturing approaches to produce and sell bulk rare cannabinoids as ingredients for various market sectors.

InMed has sought to focus on the research and development of preferential signaling ligands of CB1 and CB2, and has produced a library of novel, proprietary drug candidates (“Product Candidates”). These Product Candidates are patentable new chemical entities, or NCEs, for pharmaceutical development, aimed at targeting diverse clinical indications. InMed’s current potential pharmaceutical pipeline consists of three programs, with drug candidates targeting Alzheimer’s disease, dry Age-Related Macular Degeneration, or dry AMD, and Epidermolysis Bullosa, or EB.

INM-901 is a proprietary small molecule, disease modifying drug candidate being developed as a potential treatment for Alzheimer’s disease. INM-901 has multiple potential mechanisms of action as a preferential signaling agonist for both CB1 and CB2 receptors, as well as impacting the peroxisome proliferator-activated receptor, or PPAR, signaling pathway. Combined, these mechanisms of action may offer a unique treatment approach targeting several biological pathways associated with Alzheimer’s disease.

Outcomes from InMed’s ocular research, based on the proprietary small molecule INM-089, indicate potentially promising neuroprotective effects in the back of the eye, which may lead to the preservation of retinal function. Neuroprotection in dry AMD remains an unmet medical need and a new treatment option may help solve this multifactorial disease.

InMed has completed a Phase 2 clinical trial of INM-755 (cannabinol) cream studying its safety and efficacy in treating symptoms related to EB. Results from the Phase 2 clinical trial showed a positive indication of enhanced anti-itch activity for INM-755 cream versus the control cream alone in an exploratory clinical evaluation. InMed is also pursuing strategic partnership opportunities for INM-755 in EB and other itch-related skin conditions.

Together with BayMedica, InMed’s manufacturing capabilities include traditional approaches such as chemical synthesis and biosynthesis, as well as a proprietary, integrated manufacturing approach called IntegraSyn. With multiple manufacturing approaches, InMed has sought to maintain enhanced flexibility to select the most cost-effective method to deliver high quality, high purity products targeted to the health and wellness sector (“Products”) and Product Candidates fit for their intended uses.

Recent Developments

Amendments to Preferred Investment Options

As previously reported, on April 27, 2026, InMed entered into amending agreements with each of Sabby Volatility Warrant Master Fund, Ltd. (“Sabby”) and certain affiliates of H.C. Wainwright & Co., LLC (the “Wainwright Parties”) in respect of certain outstanding preferred investment options. Pursuant to the terms of the preferred investment options dated October 26, 2023 and June 26, 2025 (together, the “Sabby Preferred Investment Options”), InMed had previously provided Sabby with the right to purchase up to an aggregate of 2,151,478 InMed Common Shares at an exercise price of $2.436 per share. Pursuant to the terms of the preferred investment options dated November 21, 2022, October 26, 2023 and June 26, 2025 issued to the Wainwright Parties (collectively, the “Wainwright Preferred Investment Options”), InMed had previously provided the Wainwright Parties with the right to purchase up to an aggregate of 153,236 InMed Common Shares at exercise prices of $82.50, $20.75 and $3.2013 per share, respectively. Under the amending agreements, the exercise price of the Sabby Preferred Investment Options was reduced to $0.80 per share and the exercise prices of the Wainwright Preferred Investment Options were each reduced to $0.80 per share.

As previously reported, on May 19, 2026, InMed entered into an amending agreement with Armistice Capital Master Fund Ltd. (“Armistice”) in respect of certain outstanding preferred investment options dated October 26, 2023 (the “Armistice Preferred Investment Options”), pursuant to which InMed had previously provided Armistice with the right to purchase up to 278,761 InMed Common Shares at an exercise price of $16.60 per share. Under the amending agreement, the exercise price of the Armistice Preferred Investment Options was reduced from $16.60 to $0.80 per share.

Nasdaq Delisting Notice

As previously reported, on March 27, 2026, InMed received a written notice from the Listing Qualifications Department of The Nasdaq Stock Market LLC, or Nasdaq, notifying InMed that the closing bid price of the InMed Common Shares over a period of 30 consecutive trading days was below the minimum $1.00 per share requirement for continued listing on The Nasdaq Capital Market under Nasdaq Listing Rule 5550(a)(2), or the Minimum Bid Price Rule, during the February 11, 2026 to March 26, 2026 period.

In accordance with applicable Nasdaq procedures, InMed has a period of 180 calendar days following the receipt of the written notice mentioned above to cure the deficiency and regain compliance. The notice has no immediate impact on the listing of the InMed Common Shares, which will continue to trade on The Nasdaq Capital Market subject to InMed’s continued compliance with the other listing requirements of The Nasdaq Capital Market. The InMed Common Shares will continue to trade under the symbol “INM”. InMed intends to monitor the closing share price for its InMed Common Shares and explore available options to regain compliance.

In the event InMed does not evidence compliance with the Minimum Bid Price Rule during the 180-day grace period, InMed may be eligible for an additional 180 calendar day grace period. To qualify, InMed will be required to meet the continued listing requirement for market value of publicly held shares and all other listing standards for The Nasdaq Capital Market, with the exception of the Minimum Bid Price Rule, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary, to Nasdaq. If it appears to the staff of Nasdaq that InMed will not be able to cure the deficiency, or if InMed is otherwise not eligible, InMed will not be entitled to an additional 180 calendar days grace period and Nasdaq will provide notice to InMed that its securities will be subject to delisting. If InMed does not regain compliance within the allotted compliance period(s), including any extensions that may be granted by Nasdaq, it is expected that Nasdaq would notify InMed that its InMed Common Shares are subject to delisting. If InMed is notified by Nasdaq that its securities are subject to delisting, InMed may appeal such determination to a Nasdaq Hearings Panel, or the Panel, but its securities would be automatically suspended from trading on The Nasdaq Capital Market pending the completion of the appeal process. There can be no assurance that any such appeal would be successful or that InMed would be able to evidence compliance with the terms of any extension that may be granted by the Panel.

Delisting from The Nasdaq Capital Market could materially and adversely affect InMed’s ability to raise additional financing through the public or private sale of equity securities, would significantly affect the ability of investors to trade InMed’s securities and would negatively affect the value and liquidity of InMed’s securities, including the InMed Common Shares. The actual or threatened delisting of InMed’s securities could also have other material and adverse consequences, including the potential loss of confidence by employees and other stakeholders, the loss of institutional investor interest and fewer business development opportunities, limited availability of market quotations for InMed’s securities, reduced liquidity with respect to InMed’s securities, a determination that the InMed Common Shares are “penny stock”, which will require brokers trading in the InMed Common Shares to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for the InMed Common Shares, and limited amount of news and analyst coverage of InMed. To the extent that the InMed Common Shares became eligible to trade on the OTC Bulletin Board, another over-the-counter quotation system, or on the pink sheets, an investor may find it more difficult to dispose of their InMed Common Shares or obtain accurate quotations as to the market value of the InMed Common Shares.

On June 3, 2026, InMed received formal notice from the Listing Qualifications Department of The Nasdaq Capital Market that it had regained compliance with Nasdaq Listing Rule 5550(a)(2), the minimum bid price requirement for continued listing.

Wind Down of BayMedica’s Commercial Operations

As previously reported, H.R. 5371, the “Continuing Appropriations, Agriculture, Legislative Branch, Military Construction and Veterans Affairs, and Extensions Act, 2026” (the “Subject Act”) in its current form and without further amendment, will have a material negative impact on BayMedica. Specifically, certain aspects of BayMedica’s commercial business and its inventory of rare, non-intoxicating cannabinoids would be prohibited under the Subject Act if it becomes effective as planned on November 12, 2026.

On March 4, 2026, the InMed Board ratified, confirmed and approved the decision of the board members of BayMedica to wind down and exit BayMedica’s commercial operations business segment (“commercial operations”), which is the only revenue-generating commercial operations of InMed. Following the wind down of commercial operations, InMed will focus exclusively on the development of its Product Candidates, including INM-901 for Alzheimer’s disease and INM-089 for dry Age-related Macular Degeneration as they advance towards IND filings and initial human clinical trials.

In connection with the wind down of commercial operations, BayMedica is expected to incur severance and other employee-related costs of approximately $550,000 and expects to incur additional related expenditures of approximately $120,000 through the end of the fiscal year. These expenditures are expected to be reduced by the profits from the sale of BayMedica’s products prior to the completion of operational wind down.

The estimates of the charges and costs that BayMedica expects to incur, and the timing thereof, as well as its revenue expectations, are subject to a number of assumptions and actual results may differ materially from those described above. In addition, BayMedica may incur other charges or cash expenditures not currently contemplated due to unanticipated events that may occur as a result of or in connection with the wind down of its commercial operations.

Pharmaceutical Program Updates

In March 2026, InMed provided a pharmaceutical development outlook for 2026.

2026 Development Priorities for INM-901 included:

•	Conduct a pre-IND meeting with the U.S. Food and Drug Administration in the third quarter of 2026.

•	Continue to execute on IND-enabling pharmacology and toxicology studies.

•	Continued development and scale up of drug substance and product manufacturing activities to support IND enabling studies and submission.

•	Engage regulatory / clinical experts to map out topline clinical design for first in human clinical trials for the INM-901.

•	Subject to regulatory feedback and completion of IND-enabling activities, InMed targets submission of an IND and initiation of a Phase 1 clinical trial in 2027.

Development priorities for INM-089 included:

•	Generation of data supporting continued evaluation of therapeutic potential.

•	Completion of preclinical studies, including dose-ranging assessment, demonstrating dose proportionality and pharmacologically relevant concentration following dosing.

•	Drug substance and drug product process in place to support IND enabling studies, with further optimization expected in advance of IND submission.

•	Planning for a pre-IND meeting with the FDA in Q4 2026.

In March 2026, InMed announced new preclinical data demonstrating the effects of INM-901 in reducing neuroinflammation in 3D human brain organoid models of Alzheimer’s disease.

These studies, conducted in collaboration with Stem Pharm, Inc. (“Stem Pharm”) using their proprietary platform of human neuro-immune organoids, represent a key step in translating prior animal model results for INM-901 into a human-relevant system, helping to de-risk the INM-901 program ahead of a first-in-human clinical trial.

The in vitro human organoid models represent some of the closest approximations to human brain tissue currently available, incorporating a complex cellular environment relevant to neurodegenerative disease. The organoids are composed of neurons, astrocytes, vascular cells and feature microglia, the brain’s resident immune cells, and can be used to bridge the gap between traditional animal models and human clinical trials.

INM-901 was evaluated in two distinct human 3D organoid models: a general model of neuroinflammation induced with lipopolysaccharide (“LPS”) and interferon-gamma (“IFN-g”); and, Stem Pharm’s proprietary neuroinflammation Alzheimer’s disease model with specific features observed in Alzheimer’s disease patients.

Key Observations

•

INM-901 demonstrated significant reduction in neuroinflammation in Stem Pharm’s LPS-induced model and in their Alzheimer’s disease model. A dose-dependent reduction of key pro-inflammatory markers such as IL-6 and IL-8 was seen in both neuroinflammation models.

•	Effects align with prior findings from an in vivo Alzheimer’s model and an ex vivo LPS-induced neuroinflammation model.

•	Provides supportive evidence of mechanistic translation from animal models to human tissue systems.

The consistency of INM-901’s anti-inflammatory effects across in vivo animal models, ex vivo systems and now human 3D brain organoids provide increasing confidence in the compound’s potential to translate into clinical benefit in humans with neuroinflammatory conditions.

On June 24, 2025, InMed reported new preclinical data demonstrating that INM-901 significantly reduces inflammation in ex vivo models of neuroinflammation, further supporting its potential as a therapeutic candidate in Alzheimer’s disease.

The study evaluated INM-901 in an ex vivo model of lipopolysaccharide (LPS)-induced inflammation in animal brain tissue, which is designed to induce a strong expression of pro-inflammatory cytokines IL-6, IL-1ß, IL-2, and KC/Gro and inflammasome marker NLRP3. Results demonstrated that INM-901 treatment can reduce pro-inflammatory cytokines and may have a direct impact on neuroinflammation independent of the influence of amyloid beta or tau aggregation. This study model offers insight into INM-901’s potential therapeutic impact on brain inflammation that may underlie a broad range of neurodegenerative diseases, including Alzheimer’s disease.

Key Findings from the Study:

•	INM-901 significantly reduced levels of NLRP3 and IL-1b , two inflammasome markers increasingly implicated in the pathogenesis of Alzheimer’s disease and other neuroinflammatory diseases.

•	INM-901 treatment resulted in a dose-dependent and statistically significant reduction in several key pro-inflammatory markers, including IL-6, IL-1b, KC/Gro, and IL-2.

•	INM-901 reduced key pro-inflammatory markers, independent of amyloid-beta or tau pathology, signifying potential to treat other dementia-related diseases.

On July 27, 2025, InMed reported INM-901 treatment in the well-established 5xFAD AD mouse model led to improvement in cognitive function and memory, locomotor activity, anxiety-based behavior, sound awareness. InMed’s most recent study evaluated INM-901 using a longer treatment duration and subjects with more advanced disease to validate and expand upon previous findings, which have demonstrated improvements in cognitive function, anxiety-related behavior, and sensory responsiveness.

Summary of INM-901 Long-term 5xFAD study:

•

Hippocampal RNA Expression - Several genes associated with inflammation, the endocannabinoid system, synaptic dysfunction and oxidative stress and apoptosis (cell death) were evaluated following treatment. In some cases, INM-901 demonstrated a dose-dependent trend towards a return to non-diseased baseline following treatment.

•

Inflammation - Treatment with INM-901 resulted in a significant reduction in the inflammatory biomarkers IFN-g, TNF-a, IL-1ß, KC-GRO, IL-2 and NfL, suggesting a dose-dependent therapeutic effect in neuroinflammation.

•

Immunohistochemistry - Amyloid-beta (Aß) immunoreactivity is reduced following INM-901 treatment in a dose-dependent manner. MAP2, the microtubule-associated protein 2 is a protein found in the neurons, especially in the dendrites and is involved in neurite outgrowth and signal transduction of the neurons, is partially restored with INM-901 treatment.

•	Behavioral - Cognitive function, anxiety-related behavior, and sensory responsiveness were restored or approaching normal following INM-901 treatment.

Private Offering

On June 24, 2025, InMed entered into a securities purchase agreement (the “Purchase Agreement”), with Sabby Volatility Warrant Master Fund Ltd. (the “Selling Shareholder”), for the sale and issuance of an aggregate of 1,952,363 InMed Common Shares (or pre-funded warrants in lieu thereof) at a purchase price of $2.561 per share (or pre-funded warrant in lieu thereof). In addition, InMed agreed to issue to the Selling Shareholder short-term preferred investment options to purchase up to an aggregate of 1,952,363 InMed Common Shares at an exercise price of $2.436 per share. The foregoing transaction is referred to herein as the “Private Placement”. On June 26, 2025, the parties consummated the Private Placement.

The terms of the Purchase Agreement provided the Selling Shareholder the option of purchasing the pre-funded warrants in lieu of InMed Common Shares in such manner as to result in the same aggregate purchase price being paid by the Selling Shareholder to InMed.

At the closing of the Private Placement, InMed issued to the Selling Shareholder (i) pre-funded warrants to purchase an aggregate of 1,952,363 InMed Common Shares and (ii) preferred investment options to purchase up to an aggregate of 1,952,363 InMed Common Shares. No InMed Common Shares were issued to the Selling Shareholder at the closing of the Private Placement. InMed received gross proceeds of approximately $5.0 million and paid approximately $0.5 million in transaction costs.

The pre-funded warrants have an exercise price of $0.0001 per pre-funded warrant and can be exercised at any time from the date and time of issuance until the pre-funded warrants are exercised in full. The terms of the pre-funded warrants preclude a holder thereof from exercising such holder’s pre-funded warrants, and InMed from giving effect to such exercise, if after giving effect to the issuance of InMed Common Shares upon such exercise, the holder (together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates) would beneficially own in excess of 9.99% of the number of InMed Common Shares outstanding immediately after giving effect to the issuance of InMed Common Shares upon such exercise.

The preferred investment options issued to the Selling Shareholder in the Private Placement have an exercise price of $2.436 per share, became exercisable immediately upon issuance and will expire eighteen (18) months from the effective date of the Resale Registration Statement (as defined below). The terms of such preferred investment options preclude a holder thereof from exercising such holder’s preferred investment option, and InMed from giving effect to such exercise, if after giving effect to the issuance of InMed Common Shares upon such exercise, the holder (together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates) would beneficially own in excess of 4.99% of the number of InMed Common Shares outstanding immediately after giving effect to the issuance of InMed Common Shares upon such exercise.

A holder may increase or decrease the beneficial ownership thresholds relating to the pre-funded warrants and preferred investment options specified above, except that the issuance of 9.99% can be no sooner than 61 days after notifying InMed and that the beneficial ownership limitation may not exceed 9.99% in any event. The Selling Shareholder has elected 4.99% for the pre-funded warrants and 9.99% for the preferred investment options as of the date hereof.

In connection with the Private Placement, InMed entered into a Registration Rights Agreement with the Selling Shareholder, dated June 24, 2025, or the Registration Rights Agreement. The Registration Rights Agreement grants the Selling Shareholder certain registration rights and obligates InMed to file one or more registration statements with the Securities and Exchange Commission, or the SEC, by certain dates, covering the resale of the InMed Common Shares issuable upon exercise of the pre-funded warrants and preferred investment options sold in the Private Placement, or the Resale Registration Statement. InMed has met all such obligations and timely filed related Resale Registration Statements.

The pre-funded warrants and preferred investment options described above were offered in a private placement under Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder and, along with the InMed Common Shares underlying the pre-funded warrants and preferred investment options, have not been registered under the Securities Act or applicable state securities laws. Accordingly, the pre-funded warrants, preferred investment options and the InMed Common Shares underlying the pre-funded warrants and preferred investment options may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from such registration requirements and in accordance with applicable state securities laws. The securities were offered and sold only to accredited investors.

The foregoing descriptions of the Purchase Agreement, the Registration Rights Agreement, and the pre-funded warrants and the preferred investment options issued in the Private Placement are not complete and are qualified in their entirety by the full text of such documents, copies of which are filed as exhibits to InMed’s Annual Report on Form 10-K for the fiscal year ended June 30, 2025.

Existing Investment Option Amendment

Concurrently with InMed’s entry into the Purchase Agreement, InMed and the Selling Shareholder entered into an Amendment Letter, dated June 24, 2025 (the “Existing Investment Option Amendment”), to amend 199,115 preferred investment options issued to the Selling Shareholder on October 24, 2023 (the “Existing Investment Options”), with an exercise price of $16.60, pursuant to which the Existing Investment Options were amended to be exercisable for 199,115 InMed Common Shares at a reduced exercise price of $2.436 per share in consideration for the Selling Shareholder’s participation in the Private Placement and the payment by the Selling Shareholder to InMed cash consideration of $0.125 per Existing Investment Option.

The foregoing description of the Existing Investment Option Amendment is not complete and is qualified in its entirety by the full text of the Existing Investment Option Amendment, a copy of which is filed as an exhibit to InMed’s Annual Report on Form 10-K for the fiscal year ended June 30, 2025.

Engagement Letter

InMed entered into an engagement letter with H.C. Wainwright & Co., LLC, or Wainwright, dated June 24, 2025 (the “Engagement Letter”), pursuant to which Wainwright agreed to serve as InMed’s exclusive agent, advisor or underwriter in certain offerings, including the Private Placement. InMed agreed to pay Wainwright a cash fee, or as to an underwritten offering an underwriter discount, equal to 7.5% of the aggregate gross proceeds raised in each offering. Upon any exercise for cash of any privately-placed warrants or options issued to investors in each offering, InMed agreed to pay Wainwright a cash fee of 7.5% of the aggregate gross exercise price paid in cash with respect to such exercise. In addition, pursuant to the Engagement Letter, InMed also agreed to grant to Wainwright, or its designees, at each closing, warrants (or warrant equivalents) to purchase that number of InMed Common Shares equal to 6.5% of the aggregate number of InMed Common Shares (or InMed Common Shares equivalent, if applicable) placed in each offering (and if an offering includes a “greenshoe” or “additional investment” component, such number of InMed Common Shares underlying such “greenshoe” or “additional investment” component, with the warrants and/or warrant equivalents granted to Wainwright issuable upon the exercise of such component). Upon any exercise for cash of any privately-placed warrants or warrant equivalents issued to investors in each offering, InMed agreed to issue to Wainwright (or its designees), warrants and/or warrant equivalents to purchase that number of InMed Common Shares equal to 6.5% of the aggregate number of such InMed Common Shares underlying the warrants and/or warrant equivalents that have been so exercised. Warrants and/or warrant equivalents issued to Wainwright will have a term of five years (or such other term the privately-placed warrants or warrant equivalents issued to investors in the applicable offering) and an exercise price equal to 125% of the offering price per share (or unit, if applicable) in the applicable offering and if such offering price is not available, the market price of the InMed Common Shares on the date an offering is commenced, such price being referred to herein as the Offering Price. If warrants and/or warrant equivalents are issued to investors in an offering, the warrants issued to Wainwright are required to have the same terms as the warrants and/or warrant equivalents issued to the investors in the applicable offering, except that the warrants and/or warrant equivalents issued to Wainwright shall have an exercise price equal to 125% of the Offering Price.

InMed also agreed to pay Wainwright a management fee equal to 1.0% of the gross proceeds raised in each offering, $20,000 for non-accountable expenses (to be increased to $50,000 in the case of a public offering), up to $35,000 for fees and expenses of legal counsel and other out-of-pocket expenses (to be increased to $90,000 in the case of a public offering), plus certain additional amounts in special circumstances. The Engagement Letter has indemnity and other customary provisions.

In accordance with the Engagement Letter, in connection with the Private Placement, InMed issued to Wainwright preferred investment options, or placement agent preferred investment options, to purchase an aggregate of 126,904 InMed Common Shares. The preferred investment options issued to Wainwright have an exercise price of $3.2013 per share, became exercisable immediately upon issuance and will expire eighteen (18) months from the effective date of the Resale Registration Statement. A holder of the preferred investment options issued to Wainwright is precluded from exercising such holder’s preferred investment option, and InMed is precluded from giving effect to such exercise, if after giving effect to the issuance of InMed Common Shares upon such exercise, the holder (together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates) would beneficially own in excess of 4.99% of the number of InMed Common Shares outstanding immediately after giving effect to the issuance of InMed Common Shares upon such exercise. A holder may increase or decrease the aforementioned beneficial ownership threshold, except that the beneficial ownership limitation may not exceed 9.99% in any event.

The placement agent preferred investment options issued to Wainwright, and the InMed Common Shares issuable upon exercise thereof, were issued in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act as transactions not involving a public offering and in reliance on similar exemptions under applicable state laws.

The foregoing description of the placement agent preferred investment options issued to Wainwright is not complete and is qualified in their entirety by the full text of such document, the form of which is filed as an exhibit to InMed’s Annual Report on Form 10-K for the fiscal year ended June 30, 2025.

Special Meeting of the Shareholders

On June 13, 2025, InMed held a special meeting of its shareholders, or the Special Meeting, for the purpose of approving, in accordance with Nasdaq Listing Rules 5635(b) and 5635(d), the potential issuance of 20% or more of InMed’s issued and outstanding InMed Common Shares pursuant to the SEPA, or the “Share Issuance Proposal”.

After counting the number of InMed Common Shares present in person and by proxy, it was determined that a quorum for the transaction of business at the Special Meeting was not present. While approximately 60% of the voted InMed Common Shares were in favor of the Share Issuance Proposal, in the absence of a quorum, no business was able to be conducted at the Special Meeting, including a vote on the Share Issuance Proposal. The InMed Board continues to assess whether InMed will (x) hold a subsequent special meeting of its shareholders at a later date with respect to the Share Issuance Proposal and/or (y) include the Share Issuance Proposal in its definitive proxy statement for its 2025 annual general meeting of shareholders.

Standby Equity Purchase Agreement

On December 13, 2024, InMed entered into a Standby Equity Purchase Agreement (the “SEPA”), with YA II PN, LTD, or the Investor, to sell up to $10 million in the aggregate of InMed Common Shares at any time during the 36-month period following the effective date of the SEPA, or the Effective Date.

On June 13, 2025, InMed and the Investor entered into a certain Amendment to Standby Equity Purchase Agreement (the “SEPA Amendment”), pursuant to which InMed and the Investor agreed to amend certain of the provisions set forth under Section 6.02 of the SEPA. Pursuant to the SEPA Amendment, InMed may, from time to time, suspend, in its sole discretion, the use of the registration statement related to the InMed Common Sharesunder the SEPA by providing written notice to the Investor in the event that InMed determines in good faith that such suspension is necessary: (A) to delay the disclosure of material nonpublic information concerning InMed, the disclosure of which at the time is not, in InMed’s good faith opinion, in its best interest; or (B) to amend or supplement the registration statement or prospectus so that the registration statement or prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or a “Black Out Period”. During any such Black Out Period, the Investor has agreed not to sell any InMed Common Shares pursuant to the registration statement, but it may sell InMed Common Shares pursuant to an exemption from the registration requirements under U.S. securities laws subject to compliance with all applicable laws. Further, pursuant to the SEPA Amendment, InMed agreed to not impose any Black Out Period that is more restrictive (including, without limitation, as to duration) than the comparable restrictions that InMed may impose on transfers of its equity securities by its directors and senior executive officers. In addition, InMed shall not deliver any advance notice during any Black Out Period. If the public announcement of such material, nonpublic information is made during a Black Out Period, the Black Out Period shall terminate immediately after such announcement, and InMed shall be obligated to immediately notify the Investor of the termination of the Black Out Period.

Reverse Stock Split

On November 14, 2024, InMed effected a reverse stock split of the InMed Common Shares, by a ratio of 20-to-1 (the “Reverse Stock Split”). Accordingly, all InMed Common Shares, InMed Options, warrants, as well as per share information, for all periods presented in the consolidated financial statements and notes thereto have been adjusted retrospectively to reflect this Reverse Stock Split.

Economic and Trade Policy Uncertainty

InMed continues to monitor the potential impact of evolving trade policies, including the threat of additional tariffs imposed by the U.S. and other jurisdictions. While no specific tariffs have been implemented that directly and materially affect InMed’s operations, the potential for future changes in cross-border trade arrangements and import/export duties contributes to broader economic uncertainty and could impact the counterparties with whom InMed commercially engages. As of the date of this proxy statement/prospectus, management has not identified any material and adverse effects on InMed’s financial position, results of operations, or estimates related to credit losses or asset impairments as a result of the implementation of such tariffs and trade policies; however, the ultimate outcome and impact of such trade policies are not fully ascertainable as of the date hereof. See “Risk Factors—The threat or actual adoption of tariffs, retaliatory tariffs and duties, trade barriers and restrictions, and related international trade conflicts, including by the United States, Canada or other jurisdictions, could materially impact the macroeconomic framework in which InMed operates.”

Components of Results of Operations

Revenue

InMed’s revenue consists of manufacturing and distribution sales of bulk rare cannabinoid Products, which are recognized at a point in time. InMed recognizes revenue when control over the products has been transferred to the customer and InMed has a present right to payment.

Cost of Sales

Cost of sales consist primarily of the purchase price of goods and cost of services rendered, freight costs, warehousing costs, and purchasing costs. Cost of sales also includes production and labor costs for InMed’s manufacturing business.

Operating Expenses

Research and Development Expenses

Research and development and patent expenses represent costs incurred by InMed for the discovery, development, and manufacture of its Products and Product Candidates and include:

•	external research and development expenses incurred under agreements with contract research organizations (“CROs”), CDMOs and consultants;

•	salaries, payroll taxes, employee benefits expenses for individuals involved in research and development efforts;

•	research supplies; and

•	legal and patent office fees related to patent and intellectual property matters.

InMed expenses research and development costs as incurred. InMed recognizes expenses for certain development activities, such as preclinical studies and manufacturing, based on an evaluation of the progress to completion of specific tasks using data or other information provided to InMed by its vendors. Payments for these activities are based on the terms of the individual agreements, which may differ from the pattern of expenses incurred. Non-refundable advance payments for goods or services to be received in the future for use in research and development activities are recorded as prepaid expenses. These amounts are recognized as an expense as the goods are delivered or the related services are performed, or until it is no longer expected that the goods will be delivered, or the services rendered.

External costs represent a significant portion of InMed’s research and development expenses, which InMed tracks on a program-by-program basis following the nomination of a development candidate. InMed’s internal research and development expenses consist primarily of personnel-related expenses, including salaries, benefits and stock-based compensation expense. InMed does not track its internal research and development expenses on a program-by-program basis as the resources are deployed across multiple projects.

The successful development of InMed’s Products and Product Candidates is highly uncertain. At this time, InMed cannot reasonably estimate or know the nature, timing, and estimated costs of the efforts that will be necessary to complete the remainder of the development of its Product Candidates or to develop and commercialize additional Products. InMed is also unable to predict when, if ever, material net cash inflows will commence from its Product Candidates, if approved. This is due to the numerous risks and uncertainties associated with development, including the uncertainty related to:

•	the timing and progress of preclinical and clinical development activities;

•	the number and scope of preclinical and clinical programs InMed decides to pursue;

•

InMed’s ability to raise additional funds necessary to complete preclinical and clinical development and commercialization of its Product Candidates, to further advance the development of its manufacturing technologies, and to develop and commercialize additional Products, if any;

•	InMed’s ability to maintain its current research and development programs and to establish new ones;

•	InMed’s ability to establish sales, licensing or collaboration arrangements;

•	the progress of the development efforts of parties with whom InMed may enter into collaboration arrangements;

•	the successful initiation and completion of clinical trials with safety, tolerability and efficacy profiles that are satisfactory to the FDA or any comparable foreign regulatory authority;

•	the receipt and related terms of regulatory approvals from applicable regulatory authorities;

•	the availability of materials for use in production of InMed’s Products and Product Candidates;

•	InMed’s ability to secure manufacturing supply through relationships with third parties or establish and operate a manufacturing facility;

•	InMed’s ability to consistently manufacture its Product Candidates in quantities sufficient for use in clinical trials;

•	InMed’s ability to obtain and maintain intellectual property protection and regulatory exclusivity, both in the United States and internationally;

•	InMed’s ability to maintain, enforce, defend and protect its rights in its intellectual property portfolio;

•	the commercialization of InMed’s Product Candidates, if and when approved, and of new Products;

•	InMed’s ability to obtain and maintain third-party payor coverage and adequate reimbursement for its Product Candidates, if approved;

•	the acceptance of InMed’s Product Candidates, if approved, by patients, the medical community and third-party payors;

•	competition with other products; and

•	a continued acceptable safety profile of InMed’s Product Candidates following receipt of any regulatory approvals.

A change in the outcome of any of these variables with respect to the development of any of InMed’s Products or Product Candidates would significantly change the costs and timing associated with the development of those Products or Product Candidates.

Research and development activities account for a significant portion of InMed’s operating expenses. Research and development expenses decreased in fiscal 2025 as compared to fiscal 2024, largely due to the retirement of InMed’s Senior Vice-President, Clinical & Regulatory at the end of June 2024. InMed does not currently have plans to fill this position. However, InMed expects its research and development expenses to increase significantly in future periods as it continues to implement its business strategy, which includes advancing its drug candidates and its manufacturing technologies through the extensive preclinical testing and into clinical development, expanding its research and development efforts, including hiring additional personnel to support its research and development efforts, ultimately seeking regulatory approvals for its drug candidates that successfully complete clinical trials, and further developing selected R&D and commercial activities. In addition, drug candidates in later stages of clinical development generally incur higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. Accordingly, although InMed expects its research and development expenses to increase as its drug candidates advance into later stages of clinical development, InMed does not believe that it is possible, at this time, to accurately project total program-specific expenses through to commercialization. There are numerous factors associated with the successful commercialization of any of InMed’s Product Candidates, including future trial design and various regulatory requirements, many of which cannot be determined with accuracy at this time based on InMed’s stage of development.

General and Administrative Expenses

General and administrative expenses consist of personnel-related costs, including salaries, benefits and stock-based compensation expense, for InMed’s personnel in executive, finance and accounting, human resources, business operations and other administrative functions, investor relations activities, legal fees related to corporate matters, fees paid for accounting and tax services, consulting fees, patent costs and facility-related costs.

Amortization and Depreciation

Intangible assets are comprised of intellectual property that InMed acquired in 2014 and 2015 and trade secrets, product formulation knowledge, and patents that InMed acquired in October 2021. The acquired intellectual property and patents are amortized on a straight-line basis based on their estimated useful lives. Equipment and leasehold improvements are depreciated using the straight-line method based on their estimated useful lives.

Share-based Payments

Share-based payments is the stock-based compensation expense related to InMed’s granting of InMed Options to employees and others. The fair value, at the grant date, of equity-settled share awards is charged to InMed’s loss over the period for which the benefits of employees and others providing similar services are expected to be received. The vesting components of graded vesting employee awards are measured separately and expensed over the related tranche’s vesting period. The amount recognized as an expense is adjusted to reflect the number of share options expected to vest. The fair value of awards is calculated using the Black-Scholes option pricing model, which considers the exercise price, current market price of the underlying shares, expected life of the award, risk-free interest rate, expected volatility and the dividend yield.

Other Income

Other income consists primarily of interest income earned on InMed’s cash, cash equivalents and short-term investments.

Loss from Discontinued Operations

Discontinued operations for the three months ended March 31, 2026 and 2025, reflect the results of InMed’s former segment BayMedica Commercial.

Results of Operations

InMed has two operating and reportable segments based on the management approach which designates the internal reporting used by the Chief Operating Decision Maker (“CODM”), which is InMed’s Chief Executive Officer and the senior management team, for making decisions and assessing performance as the source of InMed’s reportable segments. The CODM allocates resources and assesses the performance of each operating segment based on potential licensing opportunities, historical and potential future product sales, operating expenses, and operating income (loss) before interest and taxes. InMed has determined its reportable segments to be InMed Pharmaceuticals (“InMed Pharma”) and BayMedica Commercial based on the information used by the CODM.

For the Three and Nine Months Ended March 31, 2026 and 2025

Comparison of the Three Months Ended March 31, 2026 and 2025

Three Months Ended

	Three Months Ended March, 31
	2026	2025	Change	% Change
	(in thousands)
Operating expenses:
Research and development	$1,023	$425	$598	141%
General and administrative	1,741	1,585	156	10%
Amortization and depreciation	52	52	—	—%
Foreign exchange gain (loss)	23	22	1	5%

Total operating expenses	2,839	2,084	755	36%
Interest and other income	48	17	31	182%
Net loss from continued operations	(2,791)	(2,067)	(724)	35%
Loss from discontinued operations	(175)	(54)	(121)	224%

Net Loss	$(2,966)	$(2,121)	$(845)	40%

Research and Development Expenses

Research and development expenses increased by $0.6 million, or 141%, for the three months ended March 31, 2026, as compared to the three months ended March 31, 2025. The increase in research and development expenses was primarily due to higher external contractor and research supply costs.

General and Administrative Expenses

General and administrative expenses increased by $0.2 million, or 10%, for the three months ended March 31, 2026, as compared to the three months ended March 31, 2025. The increase is primarily due to an increase in Salaries and Benefits.

Loss from Discontinued Operations

Loss from discontinued operations was $0.2 million for the three months ended March 31, 2026, compared to a loss of less than $0.1 million for the three months ended March 31, 2025. The decrease is primarily due to lower gross profit and higher general and administrative expenses.

Comparison of the Nine Months Ended March 31, 2026 and 2025

	Nine Months Ended March 31,
	2026	2025	$ Change	% Change
	(in thousands)
Operating expenses:
Research and development	$2,223	$2,244	$(21)	(1)%
General and administrative	4,304	4,155	149	4%
Amortization and depreciation	157	158	(1)	(1)%
Foreign exchange loss	62	51	11	22%

Total operating expenses	6,746	6,608	138	2)%
Interest and other income	216	104	112	108%
Finance expense	—	(352)	352	(100)%

Net loss from discontinued operations	(6,530)	(6,856) 326		(5)%
Income (Loss) from discontinued operations	(191)	482	(673)	(140)%

Net Loss	$(6,721)	$(6,374)	$(347)	5%

General and Administrative Expenses

General and administrative expenses increased by $0.1 million in InMed’s Pharma segment, or 4%, for the nine months ended March 31, 2026, as compared to the nine months ended March 31, 2025. The increase is primarily due to higher legal expenses and severance expenses, offset by a decrease primarily in patent fees, and investor relations fees.

Interest and Other Income

Interest and other income increased by $0.1 million in InMed’s Pharma segment, or 108% for the nine months ended March 31, 2026, as compared to the nine months ended March 31, 2025. The increase primarily results from the increase in InMed’s average cash on hand during the current year.

Finance Expense

Finance expenses decreased by $0.4 million in InMed’s Pharma segment, or 100% for the nine months ended March 31, 2026, as compared to the nine months ended March 31, 2025. The decrease relates to the fees incurred pursuant to the SEPA in December 2024.

Loss from Discontinued Operations

Loss from discontinued operations was $0.2 million for the nine months ended March 31, 2026, compared to income of $0.5 million for the nine months ended March 31, 2025. The decrease is primarily due to lower gross profit and higher general and administrative expenses.

For the Year Ended June 30, 2025 and 2024

Comparison of the Year Ended June 30, 2025 and 2024 for InMed Pharma Segment

	Year Ended 30,
	2025	2024	Change	% Change
	(in thousands)
Operating expenses:
Research and development	2,821	3,079	(258)	(8)%
General and administrative	5,415	5,042	373	7%
Amortization and depreciation	210	217	(7)	(3)%
Foreign exchange loss	28	62	(34)	(55)%

Total operating expenses	8,474	8,400	74	1%
Interest and other income	156	533	(377)	(71)%
Finance expense	(372)	—	(372)	(100)%

Net loss	$(8,690)	$(7,867)	$(823)	(10)%

Research and Development Expenses

Research and development expenses decreased by $0.3 million in InMed’s InMed Pharma segment, or 8%, for the year ended June 30, 2025 as compared to the year ended June 30, 2024. The decrease in research and development expenses was due primarily to a decrease in external contractors and personnel compensation. This was offset by an increase in research supplies. However, InMed expects its research and development expenses to increase significantly in future periods as it continues to implement its business strategy.

General and Administrative Expenses

General and administrative expenses increased by $0.4 million in InMed’s InMed Pharma segment, or 7%, for the year ended June 30, 2025 as compared to the year ended June 30, 2024. The increase results primarily from a combination of changes including higher legal expenses, and consulting fees. This was offset by a decrease in office and administrative fees.

Interest and Other Income

Interest and other income decreased by $0.4 million in InMed’s segment, or 71% for the year ended June 30, 2025, as compared to the year ended June 30, 2024. The decrease primarily results from the loss of a sublessor during the year ended June 30, 2025, and the reduction in InMed’s average cash on hand during the current year.

Finance Expense

Finance expense increased by $0.4 million in InMed’s segment, or 100% for the year ended June 30, 2025 as compared to the year ended June 30, 2024. The increase primarily results from the fees incurred in relation to the SEPA.

Comparison of the Year Ended June 30, 2025 and 2024 for the BayMedica Segment

	Year Ended June 30,
	2025	2024	Change	% Change
	(in thousands)
Sales	$4,943	$4,598	$345	8%
Cost of sales	3,236	3,497	(261)	(7)%

Gross profit	1,707	1,101	606	55%
Operating expenses:
Research and development	33	138	(105)	(76)%
General and administrative	1,143	756	387	51%
Amortization and depreciation	2	2	—	—%

Total operating expenses	1,178	896	282	31%
Interest and other income	—	(5)	5	(100)%
Tax expense	—	(7)	7	(100)%

Net Income	$529	$193	$336	174%

Sales

Sales increased by $0.3 million in InMed’s BayMedica segment, or 8%, for the year ended June 30, 2025 as compared to the year ended June 30, 2024. The increase in sales results from expanded marketing efforts and increased demand in certain cannabinoid products. BayMedica will continue to evaluate opportunities for potential structured supply arrangements and collaborations for the commercial business. Sales and marketing efforts will remain focused on products that contribute highest margins, where BayMedica continues to hold a strong competitive position.

Cost of Sales

Cost of goods sold decreased by $0.3 million in InMed’s BayMedica segment, or 7%, for the year ended June 30, 2025 as compared to the year ended June 30, 2024. The decrease in cost of goods sold is primarily the result of InMed lowering its supply chain costs and a decrease in write-down of inventories to net realizable value during the year ended June 30, 2025.

Research and Development Expenses

Research and development expenses decreased by less than $0.1 million in InMed’s BayMedica segment, or 76%, for the year ended June 30, 2025 as compared to the year ended June 30, 2024. The decrease in research and development expenses was primarily due to a decrease in external contractors.

General and Administrative Expenses

General and administrative expenses increased by approximately $0.4 million in InMed’s BayMedica segment, or 51%, for the year ended June 30, 2025 as compared to the year ended June 30, 2024. The increase results primarily from a combination of changes including higher salaries and employee benefits, and marketing expenses.

Liquidity and Capital Resources

Since InMed’s inception, InMed has generated revenue from BayMedica product sales and no sales from any other sources and has incurred significant operating losses and negative cash flows from its operations.

InMed has not yet commercialized any of its Product Candidates and does not expect to generate revenue from sales of any Product Candidates for several years, if at all. InMed has funded its operations to date primarily with proceeds from the sale of InMed Common Shares.

For the Nine Months Ended March 31, 2026

As of March 31, 2026, InMed had cash, cash equivalents and short-term investments of $5.2 million.

The following table summarizes InMed’s cash flows for each of the periods presented:

(in thousands)	Nine Months Ended March 31, 2026	Nine Months Ended March 31, 2025
Net cash used in operating activities	$(5,679)	$(5,988)
Net cash provided by financing activities	94	4,097

Net increase (decrease) in cash and cash equivalents	$(5,585)	$(1,891)

Operating Activities

During the nine months ended March 31, 2026, InMed used cash in operating activities of $5.7 million, primarily resulting from its net loss of $6.7 million combined with $0.6 million used in changes in its non-cash working capital, partially offset by non-cash amortization expense and share-based compensation expenses.

During the nine months ended March 31, 2025, InMed used cash in operating activities of $6.0 million, primarily resulting from its net loss of $6.4 million combined with a $0.1 million decrease in changes in its non-cash working capital, partially offset by non-cash expenses contributing to net cash used in operating activities.

Investing Activities

During the nine months ended March 31, 2026 and 2025, cash used in investing activities was $nil, respectively.

Financing Activities

During the nine months ended March 31, 2026, cash used in financing activities of $0.1 million consisted of $0.2 million in gross proceeds from the SEPA, offset by total transaction costs of $0.1 million.

During the nine months ended March 31, 2025, cash provided by financing activities of $4.1 million consisted of $4.4 million in gross proceeds derived from the Amended ATM Agreement and SEPA, offset by total transaction costs of $0.3 million.

For the Year Ended June 30, 2025

As of June 30, 2025, InMed had cash, cash equivalents and short-term investments of $11.1 million.

The following table summarizes InMed’s cash flows for each of the periods presented:

(in thousands)	Year Ended June 30, 2025	Year Ended June 30, 2024
Net cash used in operating activities	$(7,767)	$(6,986)
Net cash used in investing activities	—	(9)
Net cash provided by financing activities	12,271	4,654

Net increase (decrease) in cash and cash equivalents	$4,504	$(2,341)

Operating Activities

During the year ended June 30, 2025, InMed used cash in operating activities of $7.8 million, primarily resulting from its net loss of $8.2 million combined with $1.0 million used in changes in its non-cash working capital, partially offset by non-cash share-based compensation expenses.

During the year ended June 30, 2024, InMed used cash in operating activities of $7.0 million, primarily resulting from its net loss of $7.7 million combined with $0.4 million used in changes in its non-cash working capital, partially offset by non-cash share-based compensation expenses and inventory write-down.

Investing Activities

During the year ended June 30, 2025, cash used in investing activities of $nil resulted from the purchases and sale of short-term investments.

During the year ended June 30, 2024, cash used in investing activities of less than $0.01 million resulted from the purchases of property and equipment.

Financing Activities

During the year ended June 30, 2025, cash provided by financing activities of $12.3 million consisted of $8.1 million in gross proceeds derived from the sale of common stock, $5.0 million in gross proceeds derived from the sale of warrants, offset by total transaction costs of $0.9 million.

During the year ended June 30, 2024, cash provided by financing activities of $4.7 million consisted of $5.2 million in gross proceeds derived from the 2023 Private Placement, offset by total transaction costs of $0.5 million.

Funding Requirements

InMed expects its expenses to increase substantially in connection with its ongoing research and development activities, particularly as it continues the research and development of and the clinical trials for its Product Candidates. In addition, InMed expects to incur additional costs associated with operating as a US-listed public company and associated with any required investment into its R&D efforts targeting cannabinoid analogs. As a result, InMed expects to incur substantial operating losses and negative operating cash flows for the foreseeable future.

In accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (Subtopic 205-40), InMed has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about its ability to continue as a going concern within one year after the date that the condensed consolidated financial statements are issued.

Through March 31, 2026, InMed has funded its operations primarily with proceeds from the sale of InMed Common Shares. InMed has incurred recurring losses and negative cash flows from operations since its inception, including net losses of $6.7 million. In addition, InMed has an accumulated deficit of $124.0 million as of March 31, 2026.

As of the issuance date of these condensed consolidated financial statements, InMed expects its cash, cash equivalents and short-term investments of approximately $5.2 million as of March 31, 2026 will be sufficient to fund its operating expenses and capital expenditure requirements into the fourth quarter of calendar 2026, depending on the level and timing of its operating expenses. InMed’s future viability is dependent on its ability to raise additional capital to finance its operations. InMed has concluded that there is substantial doubt about its ability to continue as a going concern within one year after the date that the condensed consolidated financial statements are issued.

InMed is exploring a number of potential strategic and/or transformative corporate opportunities and transactions, which may include collaborating or partnering with other companies, an acquisition or sale of InMed, asset sales or acquisitions, licensing of intellectual property, among others, while continuing to seek additional funding through equity or debt financings and/or from other capital sources. InMed may not be successful in identifying or consummating any such transaction or obtaining the financing that it needs to fund its operations on acceptable terms, or at all, and the terms of any transaction and/or financing InMed is able to consummate may adversely affect the holdings or the rights of its existing shareholders and/or the value and trading price of its shares.

InMed’s funding requirements and the timing and amount of its operating expenditures will depend largely on:

•	the scope, progress, results and costs of discovery research, preclinical development, laboratory testing and clinical trials for its Product Candidates;

•	the scope, progress, results and costs of development of its manufacturing technologies;

•	the number of and development requirements for other Products and Product Candidates that InMed pursues;

•	the costs, timing and outcome of regulatory review of its Product Candidates;

•	InMed’s ability to enter into contract manufacturing arrangements for supply of materials and manufacture of its Products and Product Candidates and the terms of such arrangements;

•	the impact of any acquired, or in-licensed, externally developed product(s) and/or technologies;

•	InMed’s ability to establish and maintain strategic collaborations, licensing or other arrangements, including sales arrangements, and the financial terms of such arrangements;

•

the sales, costs and timing of future commercialization activities, including product manufacturing, sales, marketing and distribution, for any of its Products and for Product Candidates for which InMed may receive marketing approval;

•

the costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing InMed’s intellectual property and proprietary rights and defending any intellectual property-related claims;

•

expansion costs of InMed’s operational, financial and management systems and increases to its personnel, including personnel to support its clinical development, manufacturing and commercialization efforts and its operations as a dual listed company;

•	the costs to obtain, maintain, expand and protect InMed’s intellectual property portfolio; and

•	the level and timing of realizing revenues from the BayMedica commercial operations.

A change in the outcome of any of these, or other variables with respect to the development of any of InMed’s Products and Product Candidates, could significantly change the costs and timing associated with their development. InMed will need to continue to rely on additional financing to achieve its business objectives.

In addition to the variables described above, if and when any of InMed’s Product Candidates successfully complete development, InMed will incur substantial additional costs associated with regulatory filings, marketing approval, post-marketing requirements, maintaining its intellectual property rights, and regulatory protection, in addition to other commercial costs. InMed cannot reasonably estimate these costs at this time.

Until such time, if ever, as InMed can generate substantial revenues from either its Products or Product Candidates, InMed expects to finance its cash needs through a combination of equity or debt financings and collaboration arrangements. InMed currently has no credit facility or committed sources of capital. To the extent that InMed raises additional capital through the future sale of equity securities, the ownership interests of its shareholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of its existing common shareholders. If InMed raises additional funds through the issuance of debt securities, these securities could contain covenants that would restrict its operations. InMed may require additional capital beyond its currently anticipated amounts, and additional capital may not be available on reasonable terms, or at all. If InMed raises additional funds through collaboration arrangements or other strategic transactions in the future, it may have to relinquish valuable rights to its technologies, future revenue streams, Products or Product Candidates, or grant licenses on terms that may not be favorable to InMed. If InMed is unable to raise additional funds through equity or debt financings when needed, it may be required to delay, limit, reduce or terminate development or future commercialization efforts or grant rights to develop and market Products or Product Candidates that it would otherwise prefer to develop and market itself.

Off-Balance Sheet Arrangements

During the periods presented, InMed did not have, and does not currently have, any off-balance sheet arrangements, as defined in the rules and regulations promulgated by the SEC.

Critical Accounting Estimates and Accounting Policies

InMed periodically reviews its financial reporting and disclosure practices and accounting policies to ensure that they provide accurate and transparent information relative to the current economic and business environment. As part of this process, InMed has reviewed its selection, application and communication of critical accounting policies and financial disclosures. Management has discussed the development and selection of the critical accounting policies with the Audit Committee of the InMed Board and the Audit Committee has reviewed the disclosure relating to critical accounting policies in this Management’s Discussion and Analysis.

This discussion and analysis of InMed’s financial condition and results of operations is based on InMed’s consolidated financial statements included as part of this proxy statement/prospectus, which have been prepared in accordance with U.S. GAAP. The preparation of InMed’s consolidated financial statements requires InMed to make estimates and assumptions that affect the reported amounts of assets and liabilities and the revenue and expenses incurred during the reported periods. InMed bases estimates on its historical experience, known trends and various other factors that it believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The full details of InMed’s accounting policies are presented in Note 2 of InMed’s audited consolidated financial statements for the year ended June 30, 2025. These policies are considered by management to be essential to understanding the processes and reasoning that go into the preparation of InMed’s consolidated financial statements and the uncertainties that could have a bearing on its financial results. The significant accounting policies that InMed believes to be most critical in fully understanding and evaluating its financial results are research and development costs and share based payments.

InMed’s significant accounting policies are described in Note 2 of the Unaudited condensed consolidated Financial Statements. The estimates will require InMed to rely upon assumptions that were highly uncertain at the time the accounting estimates are made, and changes in them are reasonably likely to occur from period to period. Changes in estimates used in these and other items could have a material impact on InMed’s financial statements in the future. InMed’s estimates will be based on its experience and its interpretation of economic, political, regulatory, and other factors that affect its business prospects. Actual results may differ significantly from InMed’s estimates. For detailed information regarding InMed’s critical accounting policies and estimates, see InMed’s financial statements and notes thereto included in this proxy statement/prospectus and in InMed’s Annual Report on Form 10-K for the fiscal year ended June 30, 2025. There have been no material changes to InMed’s critical accounting policies and estimates from those disclosed in InMed’s Annual Report on Form 10-K for the fiscal year ended June 30, 2025.

Use of Estimates

The preparation of financial statements in compliance with US GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the balance sheet date, and the corresponding revenues and expenses for the periods reported. It also requires management to exercise judgment in applying InMed’s accounting policies. In the future, actual experience may differ from these estimates and assumptions. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to these consolidated financial statements are the application of the going concern assumptions, determining the fair value of share-based payments, income tax provisions, write-down of inventories to net realizable value, warrant valuations, and the assumptions used in the determination of research & development accruals.

Actual results could differ from those estimates.

Research & Development Costs:

Research and development costs is a critical accounting estimate due to the magnitude and nature of the assumptions that are required to calculate third-party accrued and prepaid research and development expenses. Research and development costs are charged to expense as incurred and include, but are not limited to, personnel compensation, including salaries and benefits, services provided by CROs that conduct preclinical and clinical studies, costs of filing and prosecuting patent applications, and lab supplies.

The amount of expenses recognized in a period related to service agreements is based on estimates of the work performed using an accrual basis of accounting. These estimates are based on services provided and goods delivered, contractual terms and experience with similar contracts. InMed monitors these factors and adjusts its estimates accordingly.

Share-based Payments:

The fair value, at the grant date, of equity share awards is charged to income or loss over the period for which the benefits of employees and others providing similar services are expected to be received, generally the vesting period. The corresponding accrued entitlement is recorded in contributed surplus. The amount recognized as an expense is adjusted to reflect the number of share options expected to vest. The fair value of awards is calculated using the Black-Scholes option pricing model which considers the following factors:

•	Exercise price;

•	Current market price of the underlying shares;

•	Expected life of the award;

•	Risk-free interest rate;

•	Expected volatility; and

•	Dividend yield.

Management determines costs for share-based payments using market-based valuation techniques. The fair value of the market-based and performance-based share awards are determined at the date of grant using generally accepted valuation techniques. Assumptions are made and judgment used in applying valuation techniques. These assumptions and judgments include estimating the future volatility of the stock price, expected dividend yield, forfeiture rates and corporate performance. For employee awards, InMed uses the “simplified method” to determine the expected term of options. Under this method, the expected term represents the average of the vesting period and the contractual term. Such judgments and assumptions are inherently uncertain. Changes in these assumptions affect the fair value estimates. If InMed had made different judgments and assumptions than those described previously, the amount of its share-based payments expense, net loss and net loss per InMed Common Shares amounts could have been materially different.

Recent Accounting Pronouncements

InMed has reviewed recent accounting pronouncements and concluded that they are either not applicable to InMed or that there was no material impact or no material impact is expected in these consolidated financial statements as a result of future adoption.

In November 2024, the FASB issued ASU 2024-03, Income Statement Reporting Comprehensive Income—Expense Disaggregation Disclosures, which requires disclosure, in the notes to financial statements, of specified information about certain costs and expenses. The amendments in this update improve financial reporting by requiring that public business entities disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. This ASU should be applied on a prospective basis, with retrospective application permitted. The amendments in this update are effective for fiscal years beginning after December 15, 2026 and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. InMed is currently evaluating the future effect the adoption of this ASU will have on its consolidated financial statements and related disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires disclosure of specific categories meeting a quantitative threshold within the income tax rate reconciliation, as well as disaggregation of income taxes paid by jurisdiction. This ASU, which can be applied either prospectively or retrospectively, is effective for annual periods beginning after December 15, 2024, with early adoption permitted. InMed is currently evaluating the impact of this ASU and expects to include updated income tax disclosures in its fiscal year 2026.

In November 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which enhances reportable segment disclosure requirements primarily through expanded disclosures around significant segment expenses. The amendments are effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024. The amendments should be applied retrospectively to all prior periods presented in the financial statements. InMed has adopted this accounting pronouncement.

MENTARI’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of Mentari’s financial condition and results of operations in conjunction with the financial statements and the related notes thereto and other financial information included elsewhere in this proxy statement/prospectus. The following discussion contains forward-looking statements that reflect Mentari’s current plans, estimates and beliefs. Mentari’s historical results are not necessarily indicative of the results that may be expected for any period in the future. Mentari’s actual results and the timing of events could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this proxy statement/prospectus, particularly in the section titled “Risk Factors”. Please also see the section titled “Cautionary Note Regarding Forward-Looking Statements”.

Overview

Mentari intends to become a leader in migraine treatment through the development of a portfolio of preventive migraine therapies. Mentari’s initial product candidates are proprietary monoclonal antibodies designed to improve upon patient outcomes under current standards of care through enhanced efficacy and dosing convenience. They are engineered to address clinically validated migraine targets while also being designed to improve patient convenience through periodic subcutaneous injections. MT-001 is a half-life extended antibody that inhibits pituitary adenylate cyclase-activating polypeptide (“PACAP”), an emerging anti-migraine target that functions independently of calcitonin gene-related peptide (“CGRP”), which is the backbone of several approved therapies. MT-001 is designed to deliver anti-migraine activity matching or exceeding that reported for an intravenously administered competitor anti-PACAP clinical candidate, Lu AG09222 (also known as bocunebart), but through a convenient and potentially less frequent subcutaneous injection. Mentari anticipates filing a Clinical Trial Application (“CTA”) in New Zealand for MT-001 in mid-2026. In parallel, Mentari is also developing MT-002, a bispecific antibody designed to simultaneously target PACAP and CGRP, providing the potential to address both known drivers of migraine with a single product candidate. Mentari anticipates filing an Investigational New Drug application (“IND”) in the United States or equivalent for MT-002 in the first quarter of 2027.

It is estimated that up to fifteen percent of the world’s population suffers from migraine. An estimated one percent of the population experiences more than eight migraine attacks a month. Although there are multiple drugs approved to treat or to prevent migraine, there remains a significant need for superior therapies. Between forty and fifty percent of patients treated with approved therapies do not achieve a fifty percent reduction in monthly migraine days (“MMDs”). Even those who do experience a reduction in MMDs continue to be burdened by recurrent attacks.

The underlying causes of migraine are not well understood, but a portion of the disease pathology has been shown to be driven by the release of CGRP, which leads to local vasodilation and neuroinflammation. Anti-CGRP therapies are the most recent class of approved therapies, reaching $6 billion in worldwide revenue in 2025. Not all patients respond to anti-CGRP therapies and many discontinue treatment.

PACAP has recently emerged as an alternative migraine target that functions independently of CGRP. Phase 2 clinical trial results generated with Lu AG09222, in development by H. Lundbeck A/S (“Lundbeck”), show a reduction in MMDs roughly equivalent to that observed with approved anti-CGRP therapies. Mentari believes that anti-PACAP therapies have the potential to meaningfully improve outcomes for patients with migraine who do not experience an adequate reduction in MMDs under existing anti-CGRP therapies.

MT-001 is a product candidate designed to match or exceed the anti-PACAP activity of Lu AG09222, while being administered through a convenient subcutaneous injection instead of monthly intravenous infusions. MT-001 is a proprietary antibody that matches the potency of a reference antibody that was generated by Paragon Therapeutics based on public information about the properties or attributes of Lu AG09222 in in vitro assays.

MT-001 was engineered to have both an extended half-life and physiochemical properties to enable subcutaneous administration. Mentari expects that a once per four-week or eight-week subcutaneous dose of MT-001 has the potential to match or exceed the exposure of Lu AG09222 reported after intravenous administration in humans. This expectation is based, in part, on a three-fold increase in half-life observed in non-human primates (“NHPs”) with MT-001 compared with Lu AG09222 reference. Mentari anticipates filing a CTA for MT-001 in mid-2026 and, subject to CTA acceptance, proceeding with a Phase 1 pharmacokinetic and safety trial in healthy volunteers in New Zealand.

MT-002 is a bispecific product candidate that is designed to inhibit PACAP and CGRP. Both PACAP and CGRP have been shown to induce migraine through activation of independent sets of receptors. Mentari believes MT-002 has the potential to benefit a broader set of patients than products that only address one of these targets. MT-002 was engineered to be delivered as an infrequent subcutaneous dose and, based on preclinical pharmacokinetic and pharmacodynamic data, is anticipated to match or exceed the exposures reported in clinical trials for Lu AG09222 and anti-CGRP antibodies. Mentari intends to initially develop MT-002 for the prevention of migraine in people who do not respond to existing anti-CGRP therapies and those who do not experience an adequate reduction in MMDs. Mentari believes that the increased drug activity potentially achievable by simultaneously targeting PACAP and CGRP presents an opportunity for MT-002 to be a first-line therapy for migraine prevention. Mentari anticipates filing an IND in the United States or equivalent for MT-002 in the first quarter of 2027.

MT-003, a potential product candidate for which Mentari has the exclusive option to license certain intellectual property rights pursuant to the Paragon Therapeutics Option Agreement, is a half-life extended anti-CGRP antibody. Although several anti-CGRP products have been approved by the FDA, none can be administered quarterly as a single subcutaneous dose. The only products approved for quarterly dosing are administered either as a quarterly intravenous infusion or as a series of three consecutive subcutaneous injections. Mentari believes that the improved properties and half-life of MT-003 could enable it to capture a significant share of the anti-CGRP market.

Since Mentari’s inception in June 2025, it has devoted substantially all of its resources to raising capital, organizing the Company, business and scientific planning, conducting discovery and research activities, establishing arrangements with third parties, and providing general and administrative support for these operations. Mentari does not have any programs approved for sale and has not generated any revenue from product sales. To date, Mentari has funded its operations primarily with proceeds from the issuance of its Series Seed convertible preferred stock and Series A convertible preferred stock. On June 13, 2025, Mentari received gross proceeds of $0.2 million from the issuance of its Series Seed convertible preferred stock and on September 18, 2025, Mentari received gross proceeds of $55.0 million from the issuance of the Series A convertible preferred stock.

Mentari has incurred significant operating losses and negative cash flows from operations since inception. Mentari’s ability to generate product revenue sufficient to achieve profitability will depend heavily on the successful development and eventual commercialization of any programs Mentari may develop. Mentari generated net losses of $18.2 million and $19.4 million for the three months ended March 31, 2026 and for the period from June 13, 2025 (inception) to December 31, 2025, respectively. As of March 31, 2026, Mentari had an accumulated deficit of $37.6 million. Mentari expects to continue to incur significantly increased expenses for the foreseeable future if and as it:

•	advances its existing and future research and development of its MT-001 and MT-002 programs;

•	seeks and identifies additional research programs and product candidates and initiates discovery- related activities and preclinical studies for those programs;

•	completes future preclinical studies for its pipeline;

•

pursues investigational new drug applications or comparable foreign applications that allow commencement of Mentari’s planned clinical trials or future clinical trials for any programs Mentari may develop;

•	initiates enrollment and successfully completes clinical trials;

•

pursues positive results from Mentari’s future clinical trials that support a finding of safety and effectiveness, an acceptable risk-benefit profile in the intended populations and a competitive efficacy, safety and half-life profile;

•	hires research and development, clinical, manufacturing and commercial personnel;

•	adds operational, financial and management information systems and personnel;

•	experiences any delays, challenges, or other issues associated with the preclinical and clinical development of Mentari’s programs, including with respect to its regulatory strategies;

•

develops, maintains and enhances a sustainable, scalable, reproducible and transferable clinical and commercial-scale capabilities through a third-party or Mentari’s own manufacturing facility for the programs Mentari may develop;

•	seeks, obtains and maintains regulatory approvals for any product candidates for which Mentari successfully completes clinical trials;

•	ultimately establishes a sales, marketing and distribution infrastructure to commercialize any programs for which Mentari may obtain regulatory approval;

•

maintains, expands, enforces, defends and protects Mentari’s intellectual property portfolio and other intellectual property protection or regulatory exclusivity for any products Mentari may develop and defends any intellectual property-related claims;

•	further acquires or in-licenses product candidates or programs, intellectual property and technologies;

•	Maintains Mentari’s current agreement with Paragon and establishes and maintains any future collaborations, including making milestone, royalty or other payments thereunder; and

•

incurs additional costs of operating as a public company, including increased costs of audit, legal, regulatory and tax-related services associated with maintaining compliance with an exchange listing and SEC requirements, director and officer insurance premiums and investor and public relations costs.

Any changes in the outcome of any of these variables with respect to the development of programs that Mentari may identify could mean a significant change in the costs and timing associated with the development of such programs. For example, if the U.S. Food and Drug Administration or another comparable regulatory authority were to require Mentari to conduct clinical trials beyond those that Mentari currently anticipates will be required to complete clinical development and obtain regulatory approval of one or more product candidates, or if Mentari’s experiences significant delays in Mentari’s preclinical studies or clinical trials, Mentari would be required to expend significant additional financial resources and time on the completion of clinical development. Mentari may never obtain regulatory approval for any of its product candidates.

Mentari will not generate revenue from product sales unless and until it successfully initiates and completes clinical development and obtains regulatory approval for any product candidates. If Mentari obtains regulatory approval for any of its product candidates and does not enter into a commercialization partnership, it expects to incur significant expenses related to developing Mentari’s commercialization capability to support product sales, manufacturing, marketing, and distribution.

As a result of all the foregoing, Mentari expects to need substantial additional funding to support its continued operations and growth strategy. Until such a time as Mentari can generate significant revenue from product sales, if ever, it expects to finance its operations through the sale of equity, debt financings or other capital sources, including collaborations with other companies or other strategic transactions. Mentari may be unable to raise additional funds or enter into such other agreements on favorable terms, or at all. If Mentari fails to raise capital or enter into such agreements as, and when needed, Mentari may have to significantly delay, scale back or discontinue the development and commercialization of one or more of its programs.

Because of the numerous risks associated with product development, Mentari is unable to accurately predict the timing or amount of increased expenses or when or if Mentari will be able to achieve or maintain profitability. Even if Mentari is able to generate product sales, Mentari may not become profitable. If Mentari fails to become profitable or are unable to sustain profitability on a continuing basis, then Mentari may be unable to continue its operations at planned levels and be forced to reduce or terminate its operations.

As of March 31, 2026, Mentari had cash and cash equivalents of $33.9 million. In May 2026, Mentari issued a Convertible Note for up to $70.0 million in gross proceeds, of which $50.0 million in proceeds was received in May 2026. Based on the current level of cash and cash equivalents inclusive of the convertible note proceeds of up to $70 million, and without giving effect to any proceeds from the Merger and the Mentari Pre-Closing Financing which are outside of the Company’s control, the Company has concluded that there is substantial doubt about its ability to continue as a going concern for at least 12 months from the date the financial statements are available to be issued.

On May 19, 2026, InMed Pharmaceuticals (“InMed”) and Mentari entered into a Merger Agreement (the “Merger Agreement”), pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Indigo Merger Sub Corp., an entity owned and controlled by InMed, will merge with and into Mentari, with Mentari continuing as a wholly owned subsidiary of InMed and the surviving corporation (the “First Merger”). Immediately following the First Merger and as part of the same overall transaction, Mentari will merge with and into Indigo Merger Sub II, LLC, an entity owned and controlled by InMed (the “Second Merger” and, together with the First Merger, the “Merger”), with Indigo Merger Sub II, LLC being the surviving entity of the Second Merger. After the completion of the Merger, Indigo Merger Sub II, LLC will change its corporate name to “Mentari Therapeutics Operating Company, LLC” and InMed will change its name to “Mentari Therapeutics, Inc.”. The Combined Company will be led by Mentari’s management team and will focus on developing therapies for migraine prevention. In connection with the Merger, Mentari and InMed entered into the Subscription Agreement with certain institutional and accredited investors, pursuant to which such investors have agreed, subject to the terms and conditions of such agreements, to purchase immediately prior to the consummation of the Merger, shares of Mentari common stock and pre-funded warrants for an aggregate purchase price of $290.0 million (including by contribution of Mentari’s convertible note) in the Mentari Pre-Closing Financing. The closing of the Mentari Pre-Closing Financing is conditioned on the satisfaction or waiver of the conditions set forth in the Merger Agreement and is expected to occur immediately prior to the closing of the Merger. The proceeds from the Subscription Agreement are expected to advance the Combined Company’s pipeline and will be used for research and development, business development, working capital, and other general corporate purposes.

Mentari estimates that the expected net proceeds from the Merger and the Mentari pre-closing financing, together with Mentari’s existing cash and cash equivalents, will be sufficient to enable Mentari to fund the operations of the Combined Company through 2028. Mentari has based this estimate on assumptions that may prove to be wrong, and Mentari’s operating plan may change as a result of many factors currently unknown to Mentari. Mentari could exhaust its available capital resources sooner than Mentari expects. See the sections titled “ — Liquidity and Capital Resources” below and “Risk Factors — Risks Related to Mentari’s — Limited Operating History, Financial Position and Capital Requirements” in this proxy statement/prospectus.

Impact of General Economic Risk Factors on Mentari’s Operations

Uncertainty in the global economy presents significant risks to Mentari’s business. Mentari is subject to continuing risks and uncertainties in connection with the current macroeconomic environment, including increases in inflation, rising interest rates, new or increased tariffs and other barriers to trade, changes to fiscal and monetary policy or government budget dynamics (particularly in the pharmaceutical and biotech areas), recent bank failures, geopolitical factors, including the ongoing conflicts between Russia and Ukraine and in the Middle East and the responses thereto, and supply chain disruptions. While Mentari is closely monitoring the impact of the current macroeconomic and geopolitical conditions on all aspects of Mentari’s business, including the impacts on participants in any future clinical trials and its employees, suppliers, vendors and business partners and Mentari’s future access to capital, the ultimate extent of the impact on Mentari’s business remains highly uncertain and will depend on future developments and factors that continue to evolve. Most of these developments and factors are outside Mentari’s control and could exist for an extended period of time. Mentari will continue to evaluate the nature and extent of the potential impacts to its business, results of operations, liquidity and capital resources. For additional information, see the section titled “Risk Factors — Risks Related to Mentari’s Business and Operations”.

Components of Results of Operations

Revenue

To date, Mentari has not generated revenue from any sources, including product sales, and does not expect to generate any revenue from the sale of products in the foreseeable future. If Mentari’s development efforts for its product candidates are successful and result in regulatory approval, Mentari may generate revenue in the future from product sales or payments from future collaboration or license agreements that Mentari may enter into with third parties, or any combination thereof. Mentari cannot predict if, when, or to what extent it will generate revenue from the commercialization and sale of its product candidates. Mentari may never succeed in obtaining regulatory approval for any of its product candidates.

Operating Expenses

Mentari’s operating expenses consist of (i) research and development expenses and (ii) general and administrative expenses.

Research and Development

Research and development expenses consist primarily of costs incurred in connection with the research and development of Mentari’s programs. These expenses include:

•

costs of funding research performed by third parties, including Paragon, that conduct research and development activities on Mentari’s behalf and services rendered under the Paragon Option Agreement for MT-001 and MT-002;

•

expenses incurred in connection with continuing Mentari’s current research programs and discovery-phase development of any programs Mentari may identify, including under future agreements with third parties, such as consultants and contractors; and

•	personnel-related recruiting costs and stock-based compensation expense.

Mentari expenses research and development costs as incurred. For the three months ended March 31, 2026 and for the period from June 13, 2025 (inception) to December 31, 2025, Mentari recognized $8.8 million and $17.7 million, respectively, of research and development expenses in Mentari’s unaudited condensed consolidated statement of operations in connection with services provided under the Paragon Option Agreement. See the section titled “Contractual Obligations and Commitments” below for further details on Mentari’s research plans.

Mentari expects its research and development expenses to increase substantially for the foreseeable future as Mentari continues to invest in research and development activities related to the continued development of Mentari’s programs and developing any potential future programs, as well as advancing manufacturing and conducting clinical trials for both existing and future programs.

General and Administrative

General and administrative expenses consist primarily of professional and consulting fees associated with accounting, audit, tax and investor and public relations, legal fees relating to corporate matters and patent-related activities, insurance costs, information technology, and personnel-related recruiting costs.

Mentari expects that its general and administrative expenses will increase substantially for the foreseeable future as Mentari increases its headcount. Mentari also expects to incur increased expenses associated with the Merger and Mentari Pre-Closing Financing transactions and becoming a public company, including transactional costs and increased costs of accounting, audit, legal, regulatory and tax related services associated with maintaining compliance with SEC requirements, additional director and officer insurance costs, and investor and public relations costs. Mentari also expects to incur additional intellectual property-related expenses as Mentari files patent applications to protect innovations arising from its research and development activities.

Other Income

Other income consists of interest income earned on Mentari’s money market account of $0.3 million and $0.4 million for the three months ended March 31, 2026 and for the period from June 13, 2025 (inception) to December 31, 2025, respectively.

Income Taxes

No provision for income taxes was recorded for the three months ended March 31, 2026 and for the period from June 13, 2025 (inception) to December 31, 2025. Mentari has recorded a full valuation allowance against its net deferred tax assets at each balance sheet date, as Mentari believes it is not more likely than not that the benefit will be realized due to its cumulative losses generated to date and expectation of future losses.

Results of Operations for the Three Months Ended March 31, 2026 and the Period from June 13, 2025 (Inception) to December 31,2025

The following table summarizes Mentari’s unaudited condensed consolidated statement of operations for the period presented (in thousands):

	Three Months Ended March 31, 2026	Period from June 13, 2025 (inception) to December 31, 2025
Operating expenses:
Research and development(1)	$18,095	$18,905
General and administrative(2)	448	947

Total operating expenses	18,543	19,852

Loss from operations	(18,543)	(19,852)

Other income:
Interest income	337	419

Total other income	337	419

Net loss and comprehensive loss	$(18,206)	$(19,433)

(1)	Includes related party amount of $8.9 million for the three months ended March 31, 2026 and $18.0 for the period from June 13, 2025 (inception) to December 31, 2025.
(2)	Includes related party amount of $0.1 million for the three months ended March 31, 2026 and $0.5 million for the period from June 13, 2025 (inception) to December 31, 2025.

Research and Development Expenses

The following table summarizes Mentari’s research and development expenses incurred for the period presented (in thousands):

	Three Months Ended March 31, 2026	Period from June 13, 2025 (inception) to December 31, 2025
External research and development costs by selected target:
MT-001(1)	$12,352	$11,428
MT-002(2)	5,597	6,101
Program enablement(3)	—	1,049
Other research and development costs:
Stock-based compensation (4)	83	327
Personnel-related recruiting costs	63	—

Total research and development expenses	$18,095	$18,905

(1)	Includes related party amount of $3.6 million for the three months ended March 31, 2026 and $10.7 million for the period from June 13, 2025 (inception) to December 31, 2025.
(2)	Includes related party amount of $5.2 million for the three months ended March 31, 2026 and $6.0 million for the period from June 13, 2025 (inception) to December 31, 2025.
(3)	Represents related party amount for the period from June 13, 2025 (inception) to December 31, 2025.
(4)	Represents related party amount for the three months ended March 31, 2026 and for the period from June 13, 2025 (inception) to December 31, 2025.

Research and development expenses were $18.1 million for the three months ended March 31, 2026 and consisted primarily of the following:

•	$8.4 million of research and development expense related to chemistry, manufacturing, and development costs for MT-001;

•	$5.2 million of research and development expense due to Paragon for services rendered under the Paragon Option Agreement for MT-002;

•	$3.6 million of research and development expense due to Paragon for services rendered under the Paragon Option Agreement for MT-001;

•	$0.4 million of research and development expense related to chemistry, manufacturing, and development costs for MT-002; and

•	$0.5 million of other research and development costs.

•	Research and development expenses were $18.9 million for the period from June 13, 2025 (inception) to December 31, 2025 and consisted primarily of the following:

•	$10.7 million of research and development expense due to Paragon for services rendered under the Paragon Option Agreement for MT-001;

•	$6.0 million of research and development expense due to Paragon for services rendered under the Paragon Option Agreement for MT-002

•	$1.0 million of research and development expense due to Paragon for services rendered under the Paragon Option Agreement for early discovery work benefiting both MT-001 and MT-002

•	$0.5 million of research and development expense related to chemistry, manufacturing, and development costs for MT-001; and

•	$0.7 million of other research and development costs

General and Administrative Expenses

The following table summarizes Mentari’s total general and administrative expenses for the period presented (in thousands):

	Three Months Ended March 31, 2026	Period from June 13, 2025 (inception) to December 31, 2025
Professional and consulting fees(1)	$190	$401
Personnel-related recruiting costs	120	—
Legal fees related to patent(2)	89	467
Other	49	79

Total general and administrative expenses	$448	$947

(1)	Includes related party amount of less than $0.1 million for the three months ended March 31, 2026 and for the period from June 13, 2025 (inception) to December 31, 2025.
(2)	Includes related party amount of less than $0.1 million for the three months ended March 31, 2026 and $0.5 million.

General and administrative expenses were $0.4 million for the three months ended March 31, 2026 and consisted primarily of the following:

•

$0.2 million of professional and consulting fees associated with accounting, audit, tax, investor and public relations, and legal fees, including less than $0.1 million reimbursed to Paragon Fairmount for such services provided;

•	$0.1 million of personnel-related recruiting costs; and

•	$0.1 million of legal fees due to Paragon associated with patent-related activities.

•	General and administrative expenses were $0.9 million for the period from June 13, 2025 (inception) to December 31, 2025 and consisted primarily of the following:

•

$0.4 million of professional and consulting fees associated with accounting, audit, tax, investor and public relations, and legal fees, including less than $0.1 million reimbursed to Paragon and Fairmount for such services provided;

•	$0.5 million of legal fees due to Paragon associated with patent-related activities.

Liquidity and Capital Resources

Sources of Liquidity

Since its inception, Mentari has incurred significant operating losses and negative operating cash flows. Mentari expects to incur significant expenses and operating losses for the foreseeable future as Mentari continues the pre-clinical development of its programs and commences clinical development of MT-001 and MT-002.

Mentari has not yet commercialized any products and Mentari does not expect to generate revenue from sale of products for several years, if at all. To date, Mentari has funded its operations primarily with proceeds from the issuance of its Series Seed convertible preferred stock and Series A convertible preferred stock. In June 2025, Mentari received gross proceeds of $0.2 million from the issuance of its Series Seed convertible preferred stock. In September 2025, Mentari received gross proceeds of $55.0 million from the issuance of Series A convertible preferred stock. As of March 31, 2026 and December 31, 2025, Mentari had cash and cash equivalents of $33.9 million and $46.3 million, respectively.

Cash Flows

The following table summarizes Mentari’s cash flows for the period presented (in thousands):

	Three Months Ended March 31, 2026	Period from June 13, 2025 (inception) to December 31, 2025
Net cash used in operating activities	$(12,326)	$ (8,871)
Net cash provided by financing activities	—	55,130

Net (decrease) increase in cash and cash equivalents	(12,326)	46,259
Cash and cash equivalents at beginning of period	46,259	—

Cash and cash equivalents at end of period	$33,933	$ 46,259

Net cash Used in Operating Activities

For the three months ended March 31, 2026, net cash used in operating activities was $12.3 million, which was primarily attributable to a net loss of $18.2 million, partially offset by non-cash stock-based compensation expense of $0.1 million and net cash provided by changes in Mentari’s operating assets and liabilities of $5.8 million. The net cash provided by changes in Mentari’s operating assets and liabilities of $5.8 million primarily consisted of a $5.5 million increase in accounts payable, including related party accounts payable, and $0.3 million increase in accrued expenses.

For the period from June 13, 2025 (inception) to December 31, 2025, net cash used in operating activities was $8.9 million, which was primarily attributable to a net loss of $19.4 million, partially offset by non-cash stock-based compensation expense of $0.3 million and net cash provided by changes in Mentari’s operating assets and liabilities of $10.2 million. The net cash provided by changes in Mentari’s operating assets and liabilities of $10.2 million primarily consisted of a $9.3 million increase in accounts payable and $0.9 million increase in accrued expenses.

Net Cash Provided by Financing Activities

For the three months ended March 31, 2026, no cash was used or provided by financing activities. For the period from June 13, 2025 (inception) to December 31, 2025, net cash provided by financing activities was $55.1 million consisting of $54.9 million of net proceeds from the issuance of Series A convertible preferred stock and $0.2 million of proceeds from the issuance of Series Seed convertible preferred stock.

Future Funding Requirements

To date, Mentari has not generated any revenue from product sales. Mentari does not expect to generate revenue from product sales unless and until Mentari successfully completes preclinical and clinical development of, receives regulatory approval for, and commercializes a product candidate. Mentari does not know when, or if, that will occur. Mentari expects its expenses to increase substantially in connection with its ongoing activities, particularly as Mentari continues preclinical activities and studies and initiates clinical trials. In addition, if Mentari obtains regulatory approval for any programs, Mentari expects to incur significant expenses related to product sales, marketing, and distribution to the extent that such sales, marketing and distribution are not the responsibility of potential collaborators. Further, Mentari expects to incur additional costs associated with operating as a public company. The timing and amount of Mentari’s operating expenditures will depend largely on the factors set out above. For more information, see the section titled “Risk Factors — Risks Related To Mentari’s Limited Operating History, Financial Position and Capital Requirements” in this proxy statement/prospectus.

Mentari’s funding requirements and timing and amount of its operating expenditures will depend on many factors, including, but not limited to:

•	the rate of progress in the development of Mentari’s existing and future research and development activities;

•	the scope, progress, results and costs of additional research programs and product candidates and discovery-related activities and preclinical studies for those programs;

•

the ability of Mentari to successfully file investigational new drug applications or comparable foreign applications and obtain authorization to commence Mentari’s planned clinical trials or future clinical trials for any programs Mentari may develop;

•	the costs of enrollment and successful completion of clinical trials;

•

the costs necessary to pursue positive results from Mentari’s future clinical trials that support a finding of safety and effectiveness, an acceptable risk-benefit profile in the intended populations and a competitive efficacy, safety and half-life profile;

•	the costs of hiring research and development, clinical, manufacturing and commercial personnel;

•	the costs of adding operational, financial, legal, and information technology systems and personnel;

•

the costs necessary to obtain regulatory approvals, if any, for any approved products in the United States and other jurisdictions, and the costs of post-marketing studies that could be required by regulatory authorities in jurisdictions where approval is obtained;

•

the costs of developing, maintaining and enhancing sustainable, scalable, reproducible and transferable clinical and commercial-scale cGMP capabilities through a third-party or Mentari’s own manufacturing facility for the programs Mentari may develop;

•

the costs and timing of future commercialization activities, including establishing sales, marketing and distribution infrastructure to commercialize any programs, for any of Mentari’s product candidates for which Mentari receives regulatory approval;

•	the revenue, if any, received from commercial sales of Mentari’s product candidates for which Mentari receives marketing approval;

•

the costs and timing of preparing, maintaining, expanding, enforcing, defending and protecting Mentari’s intellectual property rights and protection or regulatory exclusivity for any products Mentari may develop and defending any intellectual property-related claims;

•	the timing and payment of milestone, royalty or other payments Mentari must make pursuant to its existing and potential future collaborations and licensing arrangements with third parties;

•	the costs Mentari incurs in maintaining business operations;

•

the costs associated with being a public company, including costs of audit, legal, regulatory and tax- related services associated with maintaining compliance with an exchange listing and SEC requirements, director and officer insurance premiums and investor and public relations costs;

•	the effect of competing technological and market developments; and

•	the extent to which Mentari acquires or invests in businesses, products and technologies, including entering into licensing or collaboration arrangements for programs.

Identifying potential programs and product candidates and conducting preclinical studies and clinical trials is a time consuming, expensive and uncertain process that takes years to complete, and Mentari may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, Mentari’s programs, if approved, may not achieve commercial success. Mentari’s commercial revenues, if any, will be derived from sales of products that Mentari does not expect to be commercially available for many years, if ever. Accordingly, Mentari will need to obtain substantial additional funds to achieve its business objectives.

Adequate additional funds may not be available to Mentari on acceptable terms, or at all. To the extent that Mentari raises additional capital through the sale of equity or convertible debt securities, ownership interests will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of Mentari’s existing stockholders. Additional debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting Mentari’s ability to take specific actions, such as incurring debt, making capital expenditures or declaring dividends and may require the issuance of warrants, which could potentially dilute ownership interests.

If Mentari raises additional funds through strategic collaborations or licensing arrangements with third parties, Mentari may have to relinquish valuable rights to its technologies, future revenue streams, research programs, or product candidates or grant licenses on terms that may not be favorable to Mentari. If Mentari is unable to raise additional funds through equity or debt financings when needed, Mentari may be required to delay, limit or terminate its product development programs or any future commercialization efforts or grant rights to develop and market product candidates to third parties that Mentari would otherwise prefer to develop and market itself.

As of March 31, 2026, Mentari had cash and cash equivalents of $33.9 million. In addition, in May 2026, Mentari received a total of $50 million of proceeds from the issuance of a Convertible Note, and has the right to issue additional Convertible Notes for up to $20.0 million of additional proceeds. Based on the current level of cash and cash equivalents inclusive of the convertible note proceeds of up to $70 million, and without giving effect to any proceeds from the Merger and the Mentari Pre-Closing Financing which are outside of the Company’s control, the Company has concluded that there is substantial doubt about its ability to continue as a going concern for at least 12 months from the date the financial statements are available to be issued.

Mentari estimates that the expected net proceeds from the Merger and the Mentari pre-closing financing, together with Mentari’s existing cash and cash equivalents, will be sufficient to enable Mentari to fund its operating expenses and capital expenditure requirements through 2028. Mentari has based this estimate on assumptions that may prove to be wrong, and Mentari’s operating plan may change as a result of many factors currently unknown to Mentari and Mentari could exhaust its available capital resources sooner than it expects.

Contractual Obligations and Commitments

Paragon Option Agreement

In September 2025, Mentari entered into an Option Agreement with Paragon and Paratari (the “Paragon Option Agreement”) for MT-001 and MT-002. Under the terms of the Paragon Option Agreement, Paragon agreed to perform certain research activities to discover, generate, identify, and characterize one or more antibody candidates directed to certain mutually agreed therapeutic targets of interest to Mentari.

Under the Paragon Option Agreement, Mentari has the exclusive option, on a program-by-program basis (each, an “Option”), to negotiate and enter into a license agreement (each, a “License”) granting Mentari an exclusive, worldwide license to the product-specific intellectual property from the applicable program. Options are exercisable at Mentari’s sole discretion during the applicable option period, with no separate exercise payment.

Upon signing, Mentari became obligated to reimburse Paragon $4.4 million for pre-development costs incurred prior to the execution of the Paragon Option Agreement. Through March 31, 2026, Mentari has recorded an aggregate of $27.1 million of operating expenses under the Paragon Option Agreement. A total of $26.5 million was recognized as research and development expense and $0.6 million was recognized as general and administrative expense in Mentari’s statement of operations. On a program-by-program and product-by-product basis, Mentari is also required to make one-time, non-refundable milestone payments of up to $22 million. Any License will incorporate the same milestone obligations, with milestones not achieved prior to License execution no longer payable under the Paragon Option Agreement. Under any License, Mentari would be required to make tiered royalty payments in the low to mid-single digit percentage range.

The Paragon Option Agreement continues on a program-by-program basis until the earliest of completion of the applicable research plan activities, expiration of the option period, or failure to execute a License within a specified period following option exercise. Mentari may terminate any research program or the Paragon Option Agreement in its entirety at any time for any reason, subject to certain termination fees. Each party has the right to terminate upon the other party’s uncured material breach or bankruptcy.

Under Paragon Option Agreement, on each of December 31, 2025 and December 31, 2026 (if the term with respect to all Research Programs is still active), Mentari will grant Paratari warrants to purchase a number of shares equal to 1.00% of Mentari’s then outstanding common stock as of the date of the grant on a fully-diluted basis, with an exercise price equal to the fair market value of the underlying shares of Mentari’s common stock on each respective grant date. If the term with respect to all Research Programs ends prior to the end of a calendar year, the warrant for such calendar year shall be pro-rated for that calendar year. On December 31,2025, Mentari issued Paratari a warrant to purchase 653,842 shares of common stock at $0.58 per share.

Mentari concluded that the rights obtained under the Paragon Option Agreement represent an asset acquisition whereby the underlying assets comprise in-process research and development assets with no alternative future use. The Paragon Option Agreement did not qualify as a business combination because substantially all of the fair value of the assets acquired was concentrated in the in-process research and development assets, which represent a group of similar identifiable assets. All of the upfront consideration to cover the cost of development work by Paragon prior to the effective date paid by Mentari was allocated to the in-process research and development assets acquired and immediately expensed as part of research and development expense on the statement of operations. In addition, on a research program-by-research program basis, the Company is required to pay a one-time, non-refundable Research Initiation Fee for the finalization of the Research Plan for each respective research program that is also expensed immediately as part of research and development expense. Amounts paid for on-going development costs, monthly development fees and additional expenses incurred by Paragon are recognized as research and development expense when incurred. Amounts paid as reimbursements for administrative activities incurred by Paragon are recognized as general and administrative expense when incurred.

Under the Paragon Option Agreement, Mentari recorded expense of $8.9 million during the three months ended March 31, 2026 for amounts owed to Paragon, including $1.5 million for the MT-002 achievement of a development candidate milestone. A total of $8.8 million was recognized as research and development expense and $0.1 million was recognized as general and administrative expense in Mentari’s unaudited condensed consolidated statement of operations during the three months ended March 31, 2026.

During the period from June 13, 2025 (inception) through December 31, 2025, under the Paragon Option Agreement, the Company recorded expense of $18.2 million for amounts owed to Paragon, including

$4.4 million of Pre-effective Date Development Costs, $2.5 million of Research Initiation Fees and $1.5 million for the MT-001 achievement of a development candidate milestone. A total of $17.7 million was recognized as research and development expense and $0.5 million was recognized as general and administrative expense in the Company’s statement of operations during the period from June 13, 2025 (inception) through December 31, 2025.

As of March 31, 2026 and December 31, 2025, $8.9 million and $9.3 million, respectively, was due to Paragon and included in related party accounts payable.

On July 1, 2026, Mentari entered into a License Agreement with Paragon for MT-001 and MT-002. Under the License Agreement Mentari is required to pay $10.5 million of certain clinical development milestones that were not yet achieved under the Paragon Option Agreement and $10.0 million upon the achievement of certain regulatory milestones, as well as tiered royalty payments for both MT-001 and MT-002.

On July 1, 2026, Mentari amended the Paragon Option Agreement to add MT-003, an anti-CGRP monoclonal antibody. Under this amendment, Mentari has an Option to enter into a License Agreement for MT-003 with Paragon consistent with a set of pre-negotiated terms to further develop, manufacture and commercialize the resulting antibody. If Mentari exercises its option and finalizes the related license agreement, it will be required to make non-refundable milestone payments to Paragon of up to $22 million, as well as tiered royalty payments in the low-to-mid single-digits. Mentari is required to reimburse Paragon for $0.03 million of Pre-effective Date Development Costs for MT-003.

On July 1, 2026, Mentari entered into a separate Antibody Discovery and Option Agreement with Paragon Laboratories, Inc. (“Paragon Laboratories”) for MT-004 and MT-005, each with an undisclosed target. Paragon Laboratories is controlled by Fairmount and is a related party to Mentari. Under this Option Agreement, Mentari has an Option, on a Research Program-by-Research Program basis, to enter into a License Agreement with Paragon Laboratories consistent with a set of pre-negotiated terms to further develop, manufacture and commercialize the resulting antibodies. If Mentari exercises its options and finalizes the related license agreements, it will be required to make non-refundable milestone payments to Paragon Laboratories of up to $22 million, as well as tiered royalty payments in the low-to-mid single-digits. Mentari is required to reimburse Paragon Laboratories for $0.6 million and $1.3 million of Pre-effective Date Development Costs for MT-004 and MT-005, respectively.

Mentari considers Paragon, Paratari, Paragon Laboratories and Fairmount to be related parties. See the section titled “Certain Relationships and Related Party Transactions of the Combined Company – Mentari’s Relationship with Paragon, Parasa and Fairmount.”

Critical Accounting Policies and Significant Judgments and Estimates

Mentari’s management’s discussion and analysis of its financial condition and results of operations is based on Mentari’s financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires management to make estimates, assumptions, and judgements that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods. Mentari bases its estimates on known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates, as there are changes in circumstances, facts, and experience. Actual results may differ materially from these estimates or assumptions.

While Mentari’s significant accounting policies are described in more detail in Note 2 to its December 31, 2025 financial statements included elsewhere in this proxy statement/prospectus, Mentari believes the following accounting policies used in the preparation of financial statements require the most significant judgments and estimates.

Research and Development Contract Costs Accruals

Mentari records the costs associated with research studies and manufacturing development as incurred. These costs are a significant component of Mentari’s research and development expenses, with a substantial portion of Mentari’s ongoing research and development activities conducted by third-party service providers, including Mentari’s related party Paragon, contract research organizations (“CROs”) and contract manufacturing organizations (“CMOs”).

Mentari accrues for expenses resulting from obligations under the Paragon Option Agreement by and among Mentari, Paragon and Paratari and agreements with CROs, CMOs, and other outside service providers for which payment flows do not match the periods over which materials or services are provided to Mentari. Accruals are recorded based on estimates of services received and efforts expended pursuant to agreements established with Paragon, CROs, CMOs, and other outside service providers. These estimates are typically based on contracted amounts applied to the proportion of work performed and determined through analysis with internal personnel and external service providers as to the progress or stage of completion of the services. Mentari makes significant judgments and estimates in determining the accrual balance in each reporting period. In the event advance payments are made to Paragon, a CRO, CMO, or outside service provider, the payments will be recorded as a prepaid asset which will be expensed as the contracted services are performed. Changes in these estimates that result in material changes to Mentari’s accruals could materially affect Mentari’s results of operations. As of March 31, 2026, Mentari has not experienced any material deviations between accrued and actual research and development expenses.

Stock-Based Compensation

Mentari classifies stock-based compensation expense in its statement of operations in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

Mentari grants restricted stock awards (“RSAs”) that are subject to service-based vesting conditions. Compensation expense for awards to employees and directors with service-based vesting conditions is recognized using the straight-line method over the requisite service period, which is generally the vesting period of the respective award. Compensation expense for awards to non-employees with service- based vesting conditions is recognized in the same manner as if Mentari had paid cash in exchange for the goods or services. Forfeitures are accounted for as they occur. Mentari has issued RSAs with service-based vesting conditions only.

Mentari measures RSAs using the difference, if any, between the purchase price per share of the award and the estimated fair value of Mentari’s common stock at the date of grant.

Mentari’s common stock valuations were prepared using a market approach, which included a back - solve method. Under this method, Mentari used the observed transaction price from a recent preferred stock financing and solved for the total equity value that results in that preferred stock price, using an option - pricing model (“OPM”) that allocates value across Mentari’s capital structure based on the rights and preferences of each equity class. The resulting total equity value was then allocated to the common stock and preferred stock based on their respective economic rights, resulting in an estimated fair value of Mentari’s common stock as of the valuation date.

Determination of Fair Value of Common Stock

As there has been no public market for Mentari’s stock-based awards to date, the estimated fair value of stock-based awards has been determined by Mentari’s board of directors as of the date of grant, with input from management, and with consideration of additional objective and subjective factors that it believed were relevant.

In addition, Mentari’s board of directors considered various objective and subjective factors to determine the fair value of its share-based awards as of each grant date, including:

•	the prices at which Mentari sold shares of convertible preferred stock and preferences of the convertible preferred stock relative to its stock-based awards at the time of each grant;

•	Mentari’s common stock valuations;

•	the progress of Mentari’s research and development programs, including the status of discovery-phase studies for its product candidates;

•	Mentari’s stage of development and business strategy;

•	external market conditions affecting the biotechnology industry and trends within the biotechnology industry;

•	Mentari’s financial position, including cash on hand, and its historical and forecasted performance and operating results; and

•	the lack of an active public market for Mentari’s common stock and its convertible preferred stock on the date of grant.

The Option Pricing Model treats common stock and preferred stock as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the common stock has value only if the funds available for distribution to stockholders exceed the value of the preferred stock liquidation preferences at the time of the liquidity event, such as a strategic sale or a merger. The future value of the common stock under is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the common stock. A discount for lack of marketability of the common stock is then applied to arrive at an indication of value for the common stock.

The assumptions underlying these valuations represented management’s best estimate, which involved inherent uncertainties and the application of management’s judgment. As a result, if Mentari had used significantly different assumptions or estimates, the fair value of Mentari’s common stock and its stock-based compensation expense could have been materially different.

Once a public trading market for Mentari’s common stock has been established, it will no longer be necessary for Mentari’s board of directors to estimate the fair value of its stock-based awards in connection with its accounting for granted stock-based awards or other such awards Mentari may grant, as the fair value of Mentari’s common stock and share-based awards will be determined based on the quoted market price of Mentari’s common stock.

Recently Issued Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact Mentari’s financial position, results of operations or cash flows is disclosed in Note 2 to Mentari’s financial statements included elsewhere in this proxy statement/prospectus.

Off-Balance Sheet Arrangements

As of March 31, 2026, Mentari did not have any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Quantitative and Qualitative Disclosures about Market Risk

Inflation Risk

Mentari’s results of operations and financial condition are presented based on historical cost. While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, Mentari believes the effects of inflation, if any, on its business, results of operations and financial condition have been immaterial. Mentari cannot assure you its business will not be affected in the future by inflation.

MANAGEMENT FOLLOWING THE MERGER

Executive Officers and Directors

Upon the completion of the Merger, the business and affairs of the Combined Company will be managed under the direction of the Combined Company board of directors.

The Combined Company board of directors will initially be fixed at six members, consisting of three current Mentari board members, namely Julianne Bruno, Michelle Pernice, and Laura Sandler, and three vacancies.

Each executive officer of the Combined Company will serve at the discretion of the Combined Company board of directors and holds office until his or her successor is duly elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of the proposed Combined Company’s directors or executive officers.

All of InMed’s current directors are expected to resign from their positions as directors of InMed, effective as of the closing of the Merger.

The following table sets forth the name, age as of May 31, 2026 and position of each of the individuals who are expected to serve as executives and directors of the Combined Company following completion of the Merger:

Name	Age	Position
Non-Employee Directors:
Julianne Bruno	40	Director
Michelle Pernice	38	Director
Laura Sandler	49	Director

Non-employee Directors

Julianne Bruno. Ms. Bruno has served as a member of the Mentari Board since May 2026 and was appointed in accordance with the Acquisition Agreement. Ms. Bruno is a Growth Partner at Fairmount, a position she has held since May 2025. Prior to joining Fairmount, she was a pivotal member of the CRISPR Therapeutics AG (Nasdaq: CRSP) (“CRISPR”) leadership team. During her six-year tenure with CRISPR, she served as the Program Leader across multiple hematology and oncology programs before taking on the role of Chief Operating Officer in May 2024 until April 2025. In these roles, she oversaw the development of Casgevy™ and helped mature the operating model of the company. Ms. Bruno has also worked as a leader in the life sciences practice at McKinsey & Co. She received her A.B. from Princeton University and an MBA from the Wharton School, University of Pennsylvania.

Mentari believes Ms. Bruno is qualified to serve as a member of the Combined Company board of directors due to her extensive leadership, managerial and board experience within the biotechnology industry.

Michelle Pernice. Ms. Pernice has served as a member of the Mentari Board since May 2026. Ms. Pernice is an Operating Partner at Fairmount Funds Management LLC, a healthcare investment firm. Prior to joining Fairmount in October 2023, Ms. Pernice served in global regulatory roles for numerous pharmaceutical and biotechnology companies, including Pardes Biosciences from 2021 to 2023, Dynavax Technologies Corp., a commercial-stage biopharmaceutical company, from 2019 to 2021, Amgen Inc. (Nasdaq: AMGN), a global biotechnology company from 2014 to 2019, and Novartis AG (NYSE: NVS), a global pharmaceutical company, from 2012 to 2014, including development strategy across all phases of development, multiple modalities, and notable approvals. Ms. Pernice received her PharmD from St. John’s University and completed a post-PharmD fellowship through Rutgers University.

Mentari believes Ms. Pernice is qualified to serve as a member of the Combined Company board of directors because of her experience advising biotechnology companies and her background in global regulatory and development strategy.

Laura Sandler. Ms. Sandler has served as a member of the Mentari Board since May 2026. Ms. Sandler has served as Chief Operating Officer of Oruka Therapeutics, Inc. since July 2025. Prior to joining Oruka Therapeutics, Ms. Sandler was, from September 2023 to March 2024, the Senior Vice President of Strategic Operations at Kelonia Therapeutics, Inc., a biopharmaceutical company, and was responsible for program leadership, program management, and quality assurance. She was an independent biopharmaceutical consultant from July 2022 to August 2023. Prior to that, from March 2017 to June 2022, Ms. Sandler held various positions at CRISPR Therapeutics AG, a biopharmaceutical company, ending as Senior Vice President of Development Operations, where she was the head of clinical execution and development operations for the company. From September 2013 to March 2017, Ms. Sandler led the development operations team for the Lyfgenia™ program at bluebird bio, Inc., a biopharmaceutical company. Earlier in her career, she held roles in project management and clinical operations at Ventrus Biosciences Inc., Novartis, IQVIA, and MedImmune. Ms. Sandler earned her master’s degree in public health from Boston University and has a bachelor’s degree from MIT.

Mentari believes Ms. Sandler is qualified to serve as a member of the Combined Company board of directors because of her extensive experience in clinical execution and development operations in the biopharmaceutical industry.

Composition of the Board of Directors

The InMed Board currently is declassified, and each director holds office from the date of his or her election or appointment until the close of the next annual general meeting of shareholders or until his or her successor is duly elected or appointed, whichever is earlier. Following the completion of the Merger, if the Redomestication is effected, pursuant to the Nevada Articles, the Combined Company board of directors will be divided into three classes, with directors serving three-year terms and Class I directors holding initial terms expiring at the first annual meeting of stockholders following the Closing Date, Class II directors holding initial terms expiring at the second annual meeting of stockholders following the Closing Date and Class III directors holding initial terms expiring at the third annual meeting of stockholders following the Closing Date. The Class I directors will be     and     , the Class II directors will be      and      , and the Class III directors will be      and     . See “Risk Factors — Risks Related to the Redomestication — Currently, InMed is governed by British Columbia law, InMed Articles and InMed Bylaws, but upon effectiveness of the Redomestication, InMed, and following the completion of the Merger, the Combined Company, will be governed by Nevada law and the Nevada Articles and Nevada Bylaws, provisions of which have anti-takeover implications.”

Following the completion of the Merger, if the Redomestication is effected, pursuant to the Nevada Certificate of Designation at all times when at least 30% of the originally issued shares of Nevada Corporation Series A Preferred Stock remains issued and outstanding: (i) the holders of Nevada Corporation Series A Preferred Stock, exclusively and voting together as a separate class on an as-converted to common stock basis, shall be entitled to elect two Preferred Directors; and (ii) the holders of common stock and of any other class or series of voting stock (including the Nevada Corporation Series A Preferred Stock), exclusively and voting together as a single class on an as-converted to common stock basis, shall be entitled to elect the balance of the total number of directors of the Combined Company. Each Preferred Director shall be entitled to three votes on each matter presented to the Combined Company board of directors.

Following the completion of the Merger, it is expected that Ms. Bruno and Ms. Pernice will be elected as the two Preferred Directors by the holders of Nevada Corporation Series A Preferred Stock, Laura Sandler will be elected as one of the At-Large Directors, and the three other At-Large Director seats will be vacant. The two Preferred Directors will, in the aggregate, represent approximately 60% of the total votes of the Combined Company board of directors (assuming no vacancies). As a result, the two Preferred Directors would be able to control or significantly influence all matters submitted to the Combined Company board of directors for approval, including business plans and policies and the appointment and removal of the Combined Company’s officers. See “Risk Factors — Risks Related to the Combined Company — After completion of the Merger,

Preferred Directors elected by the holders of InMed Series A Preferred Shares will have the ability to control or significantly influence all matters submitted to the Combined Company board of directors for approval.”

Director Independence

Nasdaq listing rules have objective tests and a subjective test for determining who is an “independent director.” The subjective test states that an independent director must be a person who lacks a relationship that, in the opinion of the board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Subject to specified exceptions, each member of a listed company’s audit, compensation and nominating committees must be independent, and audit and compensation committee members must satisfy additional independence criteria.

Based on information provided by each proposed director concerning her or his background, employment and affiliations, InMed and Mentari expect that the Combined Company board of directors will determine that     ,     ,     ,     and     qualify as “independent directors” as defined under Nasdaq listing rules.     , Mentari’s current Chief Executive Officer, is not expected to qualify as an independent director of the Combined Company. In making these determinations, the Combined Company board of directors will consider the current and prior relationships that each director has with InMed and Mentari and all other facts and circumstances that the Combined Company board of directors deems relevant in determining the independence of each proposed director, including the interests of each Combined Company director in the Merger, any relevant related party transactions and the beneficial ownership of securities of InMed, Mentari or the Combined Company by each Combined Company director. See also the sections titled “The Merger — Interests of Mentari’s Directors and Executive Officers in the Merger,” “Certain Relationships and Related Party Transactions of the Combined Company” and “Principal Stockholders of Mentari” beginning on pages 177, 392 and 433, respectively, of this proxy statement/prospectus for additional information.

Board Leadership Structure

Following the completion of the Merger,      is expected to serve as Chair of the Combined Company board of directors (“Chair”). Although the Combined Company’s governance documents will not require that the Combined Company separate the Chief Executive Officer and Chair positions, Mentari believes that having the positions be separate is the appropriate leadership structure for the Combined Company at this time as it helps facilitate independent board oversight of management and allows the Chief Executive Officer to focus on strategy execution and managing the business while the Chair focuses on corporate governance and managing the Combined Company board of directors.

The Mentari Board recognizes that, depending on future circumstances, other leadership models, such as combining the roles of Chief Executive Officer and Chair, might be appropriate. Accordingly, the Combined Company board of directors may periodically review its leadership structure. At any time when a non-independent director is serving as Chair, Mentari anticipates that the independent directors of the Combined Company will designate a lead independent director to preside at all meetings of the board of directors of the Combined Company at which the Chair is not present, preside over executive sessions of the independent directors, which will occur regularly throughout each year, serve as a liaison between the Chair and independent directors, and perform such additional duties as the Combined Company board of directors may otherwise determine and delegate.

Board Committees

Following the completion of the Merger, InMed and Mentari anticipate that the Combined Company board of directors will establish an audit committee, a compensation committee and a nominating and governance committee (“governance committee”), each of which will operate pursuant to a charter adopted by the Combined Company board of directors. InMed and Mentari believe that following the completion of the Merger the functioning and composition of these committees of the Combined Company will comply with the requirements of Nasdaq listing rules and SEC rules and regulations. The Combined Company board of directors may also establish other committees from time to time to assist the Combined Company and its board of directors. Each of the audit committee, compensation committee and the governance committee is expected to have the responsibilities described below.

Audit Committee

Following the completion of the Merger, the members of the Combined Company’s audit committee are expected to be     ,    and    , each of whom is expected to qualify as an independent director for audit committee purposes as defined under the rules of the SEC and the applicable Nasdaq listing rules and has sufficient knowledge in financial and auditing matters to serve on the Combined Company’s audit committee.    is expected to chair the audit committee. In addition, the Combined Company board of directors is expected to determine that    is an “audit committee financial expert” as defined under the rules of the SEC.

The primary responsibilities of the Combined Company’s audit committee will be to oversee the Combined Company’s accounting and financial reporting processes, including the audits of the financial statements, and the internal and external audit processes. The audit committee will oversee the system of internal controls established by management and the Combined Company’s compliance with legal and regulatory requirements. The audit committee will also be responsible for the review, consideration and approval or ratification of related party transactions. The audit committee will oversee the independent auditors, including their independence and objectivity. The audit committee will be empowered to retain outside legal counsel and other advisors as it deems necessary or appropriate to assist it in fulfilling its responsibilities and to approve the fees and other retention terms of the advisors.

Compensation Committee

Following the consummation of the Merger, the members of the Combined Company’s compensation committee are expected to be    ,    and    , each of whom is expected to qualify as an independent director for compensation committee purposes as defined under the rules of the SEC and the applicable Nasdaq listing rules.    is expected to chair the compensation committee.

The primary responsibilities of the Combined Company’s compensation committee will be to periodically review and approve the compensation and other benefits for the Combined Company’s senior officers and directors. This will include reviewing and approving corporate goals and objectives relevant to the compensation of the Combined Company’s executive officers, evaluating the performance of these officers in light of the goals and objectives and setting or recommending to the Combined Company board of directors the officers’ compensation. The compensation committee will also administer and make recommendations to the Combined Company board of directors regarding equity incentive plans that are subject to the board of directors’ approval and approve the grant of equity awards under the plans to executive officers.

Governance Committee

Following the consummation of the Merger, the members of the Combined Company’s governance committee are expected to be    ,    and    , each of whom is expected to qualify as an independent director as defined under applicable Nasdaq listing rules.    is expected to chair the governance committee.

The Combined Company’s governance committee will be responsible for engaging in succession planning for the Combined Company board of directors, developing and recommending to the Combined Company board of directors criteria for identifying and evaluating qualified director candidates and making recommendations to the Combined Company board of directors regarding candidates for election or reelection to the Combined Company board of directors at each annual stockholders’ meeting. In addition, the governance committee will be responsible for overseeing corporate governance matters. The governance committee will also be responsible for overseeing the structure, composition and functioning of the Combined Company board of directors and its committees.

Compensation Committee Interlocks and Insider Participation

None of the expected members of the Combined Company’s compensation committee has at any time been one of the officers or employees of the Combined Company. None of the Combined Company’s expected executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers that is or are expected to serve on the Combined Company board of directors or compensation committee following the completion of the Merger.

Code of Conduct and Ethics

Following the completion of the Merger, the Combined Company will adopt a Code of Conduct and Ethics that establishes the standards of ethical conduct applicable to all of the Combined Company’s directors, officers and employees. The full text of the Combined Company’s Code of Conduct and Ethics will be posted on the Combined Company’s website at www.mentaritx.com. It is expected to address, among other matters, compliance with laws and policies, conflicts of interest, corporate opportunities, regulatory reporting, external communications, confidentiality requirements, insider trading, proper use of assets and how to report compliance concerns. The Combined Company intends to disclose any amendments to the Code of Conduct and Ethics, or any waivers of its requirements, on its website to the extent required by applicable Nasdaq and SEC rules. The Combined Company’s audit committee will be responsible for applying and interpreting the Code of Conduct and Ethics in situations where questions are presented to it. Information contained on, or that can be accessed through, the Combined Company’s website is not incorporated by reference into this proxy statement/prospectus, and you should not consider information on the Combined Company’s website to be part of this proxy statement/prospectus.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS OF THE COMBINED COMPANY

In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements, with Mentari’s and InMed’s directors and executive officers, including those discussed in the sections titled “Management Following the Merger” and “InMed Executive Compensation,” the following is a description of each transaction involving InMed since January 1, 2024, each transaction involving Mentari since June 13, 2025 (inception) and each currently proposed transaction in which:

•	either Mentari or InMed has been or is to be a participant;

•	the amounts involved exceeded or will exceed the lesser of $120,000 and 1% of the average of Mentari’s or InMed’s total assets at year-end for the last two completed fiscal years, as applicable; and

•

any of Mentari’s or InMed’s directors, executive officers or holders of more than 5% of Mentari’s or InMed’s capital stock, or an affiliate or immediate family member of the foregoing persons, had or will have a direct or indirect material interest.

InMed Transactions

Except for compensation arrangements for InMed’s directors and executive officers, which are described elsewhere in this proxy statement/prospectus, or as disclosed below, there have been no related party transactions in InMed’s two most recently completed financial/fiscal years, and there are no currently proposed related party transactions, that required disclosure under any applicable Canadian or U.S. securities laws.

On February 11, 2022, Janet Grove was appointed as a director of InMed, a position she held until February 10, 2025, at which time the Board, upon the determination and recommendation of InMed’s Nominating and Corporate Governance Committee elected to accept her resignation from the InMed Board. Ms. Grove is a partner of Norton Rose Fulbright Canada LLP (“NRFC”). During the period from July 1, 2024 to February 10, 2025, NRFC and Norton Rose Fulbright US LLP (“NRFUS” and together with NRFC, “NRF”) rendered legal services in the amount of $316,977 to InMed. During the twelve months ended June 30, 2024, NRF rendered legal services in the amount of $226,793 to InMed. These transactions were in InMed’s normal course of operations and were measured at the exchange amount which represented the amount of consideration established and agreed to between InMed and NRF. No legal services rendered by NRF were directly provided by Ms. Grove.

Indemnification Agreements

InMed’s Articles contain provisions limiting the liability of directors and provide that InMed will indemnify each of its directors and officers to the fullest extent permitted under law. In addition, InMed has entered into an indemnification agreement with each of its directors, which requires InMed to indemnify them.

Policies and Procedures for Transactions with Related Persons

InMed has adopted a written policy that its executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of any class of the shares and any members of the immediate family of any of the foregoing persons are not permitted to enter into a related person transaction with InMed without the approval or ratification of the InMed Board or InMed’s Audit Committee. Any request for InMed to enter into a transaction with an executive officer, director, nominee for election as a director, beneficial owner of more than 5% of any class of InMed’s shares, or any member of the immediate family of any of the foregoing persons, in which the amount involved exceeds $120,000 and such person would have a direct or indirect interest, must be presented to the InMed Board or the Audit Committee for review, consideration and approval. In approving or rejecting any such proposal, the InMed Board or the Audit Committee is to consider the material facts of the transaction, including whether the transaction is on terms no less favorable than the terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction.

Indebtedness of Directors and Officers

No current or former director, officer or employee of InMed, or any associate of any such individual, is, or was at any time during the most recently completed financial/fiscal year, indebted to InMed, nor is any indebtedness of any such person to another entity the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by InMed.

Mentari Transactions

Four of Mentari’s stockholders or their affiliates are, or are expected to be as of immediately following the Mentari Pre-Closing Financing, beneficial holders of more than 5% of Mentari’s capital stock: Fairmount, FMR LLC, Deep Track, and Commodore Capital Master LP. Two of Mentari’s directors (Ms. Bruno and Ms. Pernice) are affiliated with Fairmount.

Additionally, Mentari deems Paragon and Paratari related parties, because Fairmount beneficially owns more than 5% of Paragon, appointed Paragon’s board of directors and has the contractual right to approve the appointment of any executive officers of Paragon. Paratari is an entity formed by Paragon as a vehicle to hold equity in Mentari in order to share profits with certain employees of Paragon.

Initial Financing

In June 2025, Mentari completed a financing of Mentari Series Seed Preferred Stock and Mentari Common Stock and issued and sold (i) an aggregate of 20,000,000 shares of Mentari Series Seed Preferred Stock to Fairmount at a purchase price of $0.01 per share per share and (ii) an aggregate of 5,000,000 shares of Mentari Common Stock to Paragon at a purchase price of $0.01 per share per share, 2,500,000 of which Paragon subsequently contributed to Paratari.

Series A Financing

In September 2025, Mentari completed a financing of an aggregate of 40,078,698 shares of Mentari Series A Preferred Stock at a purchase price of $1.3723 per share. The following table summarizes the purchases of Mentari Series A Preferred Stock by related persons:

Purchaser	Shares of Mentari Series A Preferred Stock	Total Purchase Price
Fairmount Healthcare Fund II, L.P.	7,287,036	$10,000,000
Entities Affiliated with Fidelity	7,287,036	$10,000,000
Entities Affiliated with Deep Track	5,829,629	$8,000,000
Commodore Capital Master LP	5,465,277	$7,500,000

Convertible Note Financing

In May 2026, Mentari completed a convertible note financing in which it issued and sold to Fairmount Healthcare Fund II, L.P. a principal amount of $50.0 million in Convertible Notes at an interest rate of 12% per annum, and Fairmount Healthcare Fund II, L.P. committed to purchase up to an additional principal amount of $20.0 million in Convertible Notes on the same terms as mutually agreed by Fairmount Healthcare Fund II, L.P. and Mentari. The principal amount and all accrued interest under the Convertible Note will convert into a number of shares of Mentari common stock equal to the quotient obtained by dividing the purchase price by the conversion price in connection with the Mentari Pre-Closing Financing, which constitutes a “Next Equity

Financing” under the Convertible Notes. In a conversion pursuant to a Next Equity Financing such as the Mentari Pre-Closing Financing, the conversion price of the Convertible Notes is the price per share in the Next Equity Financing.

Mentari Pre-Closing Financing

In connection with the Merger, on May 19, 2026, Mentari entered into the Securities Purchase Agreement with certain investors to effect the Mentari Pre-Closing Financing. Pursuant to the Securities Purchase Agreement, the investors agreed to purchase an estimated aggregate of 141,295,789 shares of Mentari Common Stock and 11,912,578 Mentari Pre-Funded Warrants, at an estimated price of $1.8928 per share of common stock and $1.8927 per pre-funded warrant, for aggregate gross proceeds of approximately $290.0 million (which includes $50.0 million of proceeds previously received by Mentari from the issuance of its Convertible Notes and accrued interest on such notes). The aggregate purchase price of $290.0 million is fixed, while the purchase price per share or pre-funded warrant and the aggregate number of shares of Mentari Common Stock and Mentari Pre-Funded Warrants to be purchased is subject to change pursuant to the terms of the Securities Purchase Agreement. Please see the section titled “Agreements Related to the Merger — Securities Purchase Agreement.” The closing of the Mentari Pre-Closing Financing is conditioned upon the satisfaction or waiver of the conditions to the Merger as well as certain other conditions. The table below sets forth the number of shares of Mentari Common Stock and Mentari Pre-Funded Warrants expected to be purchased by related persons at the closing of the Mentari Pre-Closing Financing (based on the currently estimated purchase price per share or pre-funded warrant, as applicable).

Participant	Shares of Mentari Common Stock	Pre-funded Warrants of Mentari	Total Purchase Price
Entities Affiliated with Fairmount	30,351,805	11,912,578	$	$ 79,996,827
Entities Affiliated with Fidelity	11,358,552	—	$	$ 21,499,467
Commodore Capital Master LP	6,867,961	—	$	$ 12,999,677
Entities Affiliated with Deep Track	5,811,352	—	$	$ 10,999,727

Paragon Agreements

Mentari is party to two antibody discovery and option agreements with Paragon Therapeutics, Inc. and Paragon Laboratories, Inc. On September 4, 2025, Mentari entered into an antibody discovery and option agreement with Paragon Therapeutics, Inc. (“Paragon Therapeutics”) and Paratari Holding LLC (“Paratari”), as amended by Amendment No. 1 dated July 1, 2026, which is referred to as the “Paragon Therapeutics Option Agreement.” On July 1, 2026, Mentari entered into an antibody discovery and option agreement with Paragon Laboratories, Inc. (“Paragon Laboratories”), which is referred to as the “Paragon Laboratories Option Agreement.” The Paragon Therapeutics Option Agreement and the Paragon Laboratories Option Agreement are referred to together as the “Paragon Option Agreements.” On July 1, 2026, following its exercise of the options for Research Program #1, corresponding to MT-001, and Research Program #2, corresponding to MT-002, Mentari entered into a license agreement with Paragon Therapeutics with respect to both such Research Programs (the “MT-001/002 License Agreement”).

Paragon Therapeutics Option Agreement

Under the terms of the Paragon Therapeutics Option Agreement, Paragon Therapeutics and Paratari agreed to perform certain research activities to discover, generate, identify, and characterize one or more antibody candidates directed to certain mutually agreed therapeutic targets of interest to Mentari (each, a “Research Program”). The Paragon Therapeutics Option Agreement includes PACAP as the selected target for MT-001, corresponding to Research Program #1, and PACAP and CGRP as the selected targets for MT-002, corresponding to Research Program #2. Pursuant to Amendment No. 1, CGRP is the selected target for MT-003, corresponding to Research Program #3. From time to time, Mentari may add additional targets to the Paragon Therapeutics Option Agreement by mutual agreement with Paragon Therapeutics and Paratari.

The Paragon Therapeutics Option Agreement requires Mentari, Paragon Therapeutics and Paratari to develop a research plan for each Research Program and its corresponding selected target or target combination that includes design, modeling, synthesis, evaluation, and other mutually agreed activities (each, a “Research Plan”). Paragon Therapeutics and Paratari will use commercially reasonable efforts to perform the activities set forth in each Research Plan on the timelines set forth in such Research Plan and in compliance with a mutually agreed budget. Each Research Program will be overseen and coordinated by a joint development committee consisting of two of Mentari’s employees (or another representative as Mentari may designate) and two employees from Paragon Therapeutics, with Mentari and Paragon Therapeutics each having one vote with respect to decisions of the committee. Following completion of the antibody production activities for a Research Program, Paragon Therapeutics and Paratari will deliver a data package that includes sequence information for then-existing project antibodies and related results, and, upon Mentari’s request and at Mentari’s cost, provide corresponding samples.

Under the Paragon Therapeutics Option Agreement, Mentari has an option, which is referred to as an “Option,” on a Research Program-by-Research Program basis, to enter into a separate license agreement with Paragon Therapeutics consistent with a set of pre-negotiated terms, which is referred to as a “License Agreement.” Each License Agreement will include an exclusive, worldwide license under the applicable intellectual property rights controlled by Paragon Therapeutics or its affiliates to develop, manufacture and commercialize antibodies and products directed to the selected target or target combination for the applicable Research Program. For each monospecific Research Program, the applicable License Agreement will also include a non-exclusive, worldwide license under the applicable intellectual property rights controlled by Paragon Therapeutics or its affiliates to develop, manufacture and commercialize multispecific antibodies and products directed to the selected target for such Research Program. In addition, each License Agreement will include a non-exclusive, worldwide license to certain additional patents controlled by Paragon Therapeutics or its affiliates that are necessary to develop, manufacture or commercialize the applicable antibodies and products, subject to specified exclusions, including for Paragon platform patents, patents covering non-program antibody binders or components, and patents covering certain multispecific antibodies developed or otherwise exploited by Paragon Therapeutics, its affiliates or third-party licensees other than Mentari and its affiliates and sublicensees. The Option with respect to each Research Program is exercisable at Mentari’s sole discretion at any time during the period beginning on the initiation of activities under the associated Research Program and ending 120 days following Mentari’s receipt of the applicable data-package deliverables, unless extended by agreement, which is referred to as the “Option Period.” No separate option exercise fee is payable upon exercise of an Option, although Mentari remains responsible for the other fees, costs and milestone payments described below. Activities under a Research Plan may continue past the exercise of an Option or entry into a License Agreement.

Upon exercise of an Option for a Research Program, the parties are required to use reasonable efforts to finalize and execute a License Agreement within 90 days. Under the pre-negotiated License Agreement terms, Mentari expects to control development, regulatory approval, manufacturing and commercialization of licensed products worldwide, as well as related regulatory approval matters. Prior to entry into a License Agreement, Paragon Therapeutics has the sole right, but not the obligation, to prosecute, maintain and enforce patents related to the applicable Research Program. Following entry into a License Agreement, Mentari expects to control prosecution, maintenance and enforcement of the applicable licensed patents, subject to Paragon Therapeutics’ customary backup rights. Except for the executed MT-001/002 License Agreement, there can be no assurance that Mentari will enter into any additional License Agreement with Paragon Therapeutics or that any such additional License Agreement will be on the terms described in this proxy statement/prospectus.

Unless terminated earlier, the Paragon Therapeutics Option Agreement continues on a Research Program-by-Research Program basis until the expiration or termination of the applicable Research Term. The Research Term for a Research Program may end upon specified contractual triggers, including expiration of the applicable Option Period if Mentari does not exercise its Option, or, if Mentari exercises its Option but the parties do not execute a License Agreement within the agreed period and no timely License Agreement Dispute is initiated, expiration of that period.

Mentari may terminate the Paragon Therapeutics Option Agreement or any Research Program at any time for any or no reason upon 30 days’ prior written notice to Paragon Therapeutics and Paratari, subject to payment of certain unpaid fees, non-cancellable obligations and, if applicable, specified CMC fee amounts. Paragon Therapeutics and Paratari may terminate the Paragon Therapeutics Option Agreement or any Research Program upon written notice if, as a result of Mentari’s or its affiliates’ action or failure to act, such Research Program or all material activities under the applicable Research Plan are suspended, discontinued or otherwise delayed for four consecutive months. Each party may also terminate the Paragon Therapeutics Option Agreement or any Research Program for the other party’s uncured material breach following a 30-day cure period or upon the other party’s bankruptcy.

Upon signing the Paragon Therapeutics Option Agreement, Mentari became obligated to reimburse Paragon Therapeutics for development costs related to MT-001 and MT-002 incurred before the effective date of the agreement. Such costs were approximately $4.1 million through July 31, 2025, plus certain additional development costs incurred between August 1, 2025 and the effective date. The Pre-Development Costs reflect actual historical costs incurred by Paragon Therapeutics, including a 20% mark-up on certain direct costs, subject to specified exclusions. Pursuant to Amendment No. 1, Mentari also became obligated to reimburse Paragon Therapeutics for $0.03 million of pre-amendment development costs related to MT-003.

Mentari is also required to pay Paragon Therapeutics certain development fees and costs on a Research Program-by-Research Program basis, including a one-time, non-refundable research initiation fee of $1.25 million for each of MT-001, MT-002 and MT-003 within 30 days following finalization of the applicable Research Plan. Mentari is also required to make one-time, non-refundable milestone payments of up to $22.0 million for each of MT-001, MT-002 and MT-003 upon the achievement of specified clinical development and regulatory milestones, subject to no-duplication mechanics between the Paragon Therapeutics Option Agreement and any License Agreement for the applicable Research Program.

Under the executed MT-001/002 License Agreement, and under any additional License Agreement that Mentari may enter into pursuant to the Paragon Therapeutics Option Agreement, Mentari is or would be required to make royalty payments to Paragon Therapeutics in the single-digit percentage range based on net sales of products, subject to certain reductions. The royalty term will terminate on a product-by-product and country-by-country basis upon the later of the expiration of the last-to-expire valid claim within specified licensed patent rights covering such product in such country and the twelfth anniversary of the first commercial sale of such product in such country.

In each of January 2026 and June 2026, Mentari made a $1.5 million milestone payment to Paragon Therapeutics related to the nomination of a development candidate for MT-001 and MT-002, respectively. Mentari exercised its Option with respect to MT-001 and MT-002, and on July 1, 2026, Mentari entered into the MT-001/002 License Agreement with Paragon Therapeutics with respect to MT-001 and MT-002, as described in more detail below. As of the date of this proxy statement/prospectus, Mentari’s Option with respect to MT-003 remains unexercised. As of the date of this proxy statement/prospectus, Mentari has paid Paragon Therapeutics an aggregate of $27.1 million under the Paragon Therapeutics Option Agreement, including the development costs described above.

Under the Paragon Therapeutics Option Agreement, Mentari will grant Paratari warrants on each of December 31, 2025 and December 31, 2026 to purchase shares equal to 1.00% of Mentari’s outstanding capital stock on a fully diluted basis as of the grant date, at an exercise price equal to fair market value. If Mentari undergoes an initial public offering or reverse merger, Paratari will instead receive warrants from the resulting public parent on equivalent terms. Each warrant is exercisable for 10 years from the grant date, with pro-ration if the research term ends before year-end. On December 31, 2025, Mentari issued Paratari a warrant to purchase 653,842 shares of common stock at $0.58 per share.

MT-001/002 License Agreement

Under the MT-001/002 License Agreement, Paragon Therapeutics granted Mentari royalty-bearing, worldwide licenses, with the right to sublicense through multiple tiers, under specified intellectual property rights controlled by Paragon Therapeutics or its affiliates to develop, manufacture, commercialize and otherwise exploit antibodies and products arising respectively from Research Program #1 and Research Program #2. These licenses include exclusive rights under the licensed antibody technology for each of Research Program #1 and Research Program #2, a non-exclusive right under the licensed antibody technology for Research Program #1 to develop and commercialize multispecific antibodies and multispecific products, and non-exclusive rights under certain other licensed patents, in each case subject to specified exclusions and retained rights. Research Program #1 is directed to antibodies that bind to PACAP, and Research Program #2 is directed to bispecific antibodies that bind to both PACAP and CGRP.

Under the MT-001/002 License Agreement, Mentari is solely responsible for development, manufacturing, commercialization, regulatory strategy, regulatory filings and regulatory approvals for all licensed products worldwide. On a Research Program-by-Research Program basis, Mentari is required to (a) achieve specified diligence milestones by specified deadlines (subject to specified cure and extension rights) and (b) use commercially reasonable efforts to develop and seek regulatory approval for at least one licensed product in the United States and at least one other major market country, and, after receipt of such regulatory approval, to commercialize such product in such country.

On a Research Program-by-Research Program basis, Mentari is obligated to make one-time, non-refundable milestone payments to Paragon Therapeutics of up to $22.0 million per Mentari Product under such Research Program upon the achievement of specified clinical development and regulatory milestones, subject to no-duplication protections for milestone events previously achieved and corresponding milestone payments previously paid to Paragon Therapeutics for the same Mentari Product across Research Program #1 and Research Program #2. On a Research Program-by-Research Program basis, Mentari is also required to pay Paragon Therapeutics royalties in the single-digit percentage range based on net sales of licensed products, subject to certain reductions.

Following entry into the MT-001/002 License Agreement, Mentari generally controls the prosecution, maintenance and enforcement of the patents covering the licensed antibodies under each Research Program, subject to Paragon Therapeutics’ customary backup rights. Paragon Therapeutics generally controls the prosecution, maintenance and enforcement of the other licensed patents and its other patents covering the licensed antibodies under each Research Program.

Unless terminated earlier in accordance with its terms, the MT-001/002 License Agreement continues, on a licensed product-by-licensed product and country-by-country basis, until expiration of the applicable royalty term for such product in such country. Upon expiration, but not earlier termination, the applicable licenses for such licensed product in such country become royalty-free, fully paid-up, perpetual and irrevocable. Mentari may terminate the MT-001/002 License Agreement in its entirety or in part for any or no reason upon prior written notice to Paragon Therapeutics. Either party may terminate the MT-001/002 License Agreement for the other party’s uncured material breach, subject to specified notice and cure periods, or upon the other party’s bankruptcy. If the MT-001/002 License Agreement is terminated, the licenses granted to Mentari generally terminate with respect to the terminated licensed products and countries, subject to customary wind-down and survival rights, and Paragon Therapeutics has the right to discuss in good faith with Mentari terms under which Mentari may grant Paragon Therapeutics a reversion license under certain Mentari intellectual property for Paragon Therapeutics to continue development, manufacture and commercialization of terminated licensed products in the terminated countries.

Paragon Laboratories Option Agreement

Under the terms of the Paragon Laboratories Option Agreement, Paragon Laboratories agreed to perform certain research activities to discover, generate, identify and characterize one or more antibody candidates directed to selected targets under each applicable Research Program. The Paragon Laboratories Option Agreement includes undisclosed selected target(s) for MT-004, corresponding to Research Program #4, and undisclosed selected target(s) for MT-005, corresponding to Research Program #5. From time to time, Mentari may add additional targets to the Paragon Laboratories Option Agreement by mutual agreement with Paragon Laboratories.

The Paragon Laboratories Option Agreement is substantially similar to the Paragon Therapeutics Option Agreement in its research, option, license, milestone, royalty and termination framework, except that it is between Mentari and Paragon Laboratories, covers MT-004 and MT-005, and is subject to the 2026 equity grant allocation described above. The Paragon Laboratories Option Agreement includes substantially similar provisions regarding the development of Research Plans and oversight by a joint development committee, data-package deliverables, the Option and pre-negotiated License Agreement terms, the Option Period, the obligation to use reasonable efforts to finalize and execute a License Agreement within 90 days following exercise of an Option, intellectual property prosecution and enforcement, and term and termination. The Paragon Laboratories Option Agreement also provides for the same amount of research initiation fee per Research Program, development and regulatory milestone payments of up to $22.0 million for each of MT-004 and MT-005, and royalty payments to Paragon Laboratories in the single-digit percentage range based on net sales of products, subject to certain reductions, with a substantially similar royalty term.

Upon signing the Paragon Laboratories Option Agreement, Mentari became obligated to reimburse Paragon Laboratories for development costs related to MT-004 and MT-005 incurred by Paragon Laboratories before the effective date of the agreement in the amount of $1.9 million. Such costs reflect actual historical costs incurred by Paragon Laboratories through May 31, 2026, including a 20% mark-up on certain direct costs, subject to specified exclusions.

As of the date of this proxy statement/prospectus, Mentari’s Options with respect to MT-004 and MT-005 remain unexercised. As of the date of this proxy statement/prospectus, Mentari has not yet paid Paragon Laboratories for amounts due under the Paragon Laboratories Option Agreement.

Under the Paragon Laboratories Option Agreement, Mentari will grant Paragon Laboratories warrants on December 31, 2026 to purchase shares equal to 1.00% of Mentari’s outstanding capital stock on a fully diluted basis as of the grant date, at an exercise price equal to fair market value. If Mentari undergoes an initial public offering or reverse merger, Paragon Laboratories will instead receive warrants from the resulting public parent on equivalent terms. Each warrant is exercisable for 10 years from the grant date, with pro-ration if the research term ends before year-end. For the warrant grant obligation on December 31, 2026 to Paratari under the Paragon Therapeutics Option Agreement and to Paragon Laboratories under the Paragon Laboratories Option Agreement, Mentari is obligated to grant an aggregate of 1.00% to Paratari and Paragon Laboratories.

Mentari Indemnification Agreements and Insurance

Mentari has entered into an indemnification agreement with each of its directors and officers and purchased directors’ and officers’ liability insurance. The indemnification agreements require Mentari to indemnify its directors and officers to the fullest extent permitted under Delaware law.

Mentari Restricted Stock Grants to Directors

Mentari has entered into a restricted stock purchase agreement with each of Ms. Bruno and Ms. Pernice, directors of Mentari, as more fully described in the section titled “Mentari Director Compensation” beginning on page 244 of this proxy statement/prospectus.

Mentari Policies for Approval of Related Party Transactions

Mentari does not have a formal policy regarding approval of transactions with related parties. Following the completion of the Merger, Mentari anticipates that the Combined Company will adopt a related party transaction approval policy and the Combined Company’s audit committee will be responsible for the review, consideration and approval or ratification of related party transactions.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Defined terms included below shall have the same meaning as terms defined and included elsewhere in this proxy statement/prospectus.

On May 19, 2026, Mentari entered into a Merger Agreement with InMed and Indigo Merger Sub Corp and Indigo Merger Sub II, LLC, both wholly owned subsidiaries of InMed, pursuant to which, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Indigo Merger Sub Corp merged with and into Mentari, with Mentari continuing as a wholly owned subsidiary of InMed and the surviving corporation (the “First Merger”). Immediately following the First Merger and as part of the same overall transaction, Mentari merged with and into Indigo Merger Sub II, LLC (the “Second Merger” and, together with the First Merger, the “Merger”), with Indigo Merger Sub II, LLC being the surviving entity of the Second Merger. The closing of the Mentari Pre-Closing Financing is conditioned on the satisfaction or waiver of the conditions set forth in the Merger Agreement and is expected to occur immediately prior to the closing of the Merger. As such, the pro forma adjustments reflect the Merger and the Mentari Pre-Closing Financing. The Merger is expected to close during the fourth quarter of 2026, following the effectiveness of this registration statement on Form S-4 and receipt of approval by the stockholders of each of Mentari and InMed, in the latter case pursuant to the InMed Special Meeting. In connection with the Merger, Indigo Merger Sub II, LLC will change its corporate name to “Mentari Therapeutics Operating Company, LLC” and InMed will change its name to “Mentari Therapeutics, Inc.” InMed following the Merger is referred to herein as the “Combined Company.” The Combined Company will be led by Mentari’s management team and will remain focused on developing therapies for migraine prevention.

At the Effective Time, upon the terms and subject to the conditions set forth in the Merger Agreement, (i) each then-outstanding share of Mentari common stock (including shares of Mentari common stock issued in connection with the Mentari Pre-Closing Financing) will be automatically converted solely into the right to receive a number of shares of InMed common stock equal to the Exchange Ratio, (ii) each then-outstanding share of Mentari Series Seed preferred stock will be converted into the right to receive a number of shares of newly created InMed Series A non-voting Preferred Stock, which are each convertible into 1,000 shares of InMed common stock, equal to the Exchange Ratio divided by 1,000, (iii) each-then-outstanding share of Mentari Series A preferred stock will be automatically converted into the right to receive to a number of shares of InMed common stock equal to the Exchange Ratio, or a right to receive a pre-funded warrant to purchase Mentari common stock that will be converted into a pre-funded warrant to purchase InMed common stock, subject to adjustment as set forth in the form of the pre-funded warrant, (iv) each then-outstanding option to purchase Mentari common stock will be assumed by InMed and will be converted into an option to purchase shares of InMed common stock, adjusted for the Exchange Ratio, (v) each then-outstanding warrant to purchase Mentari common stock will be assumed by InMed and will be converted into a warrant to purchase shares of InMed common stock, adjusted for the Exchange Ratio, (vi) each then-outstanding share of Mentari restricted stock will be assumed by InMed, subject to adjustment as set forth in the Merger Agreement, (vii) each then-outstanding pre-funded warrant to purchase shares of Mentari common stock will be converted into a pre-funded warrant to purchase shares of InMed common stock, subject to adjustment as set forth in the Merger Agreement and the form of pre-funded warrant, (viii) the vesting of each option to acquire shares of InMed common stock that is issued and outstanding will be accelerated, each in-the-money option will be cancelled and converted into the right to receive a number of shares of InMed common stock underlying such InMed option, and each out-of-the-money option will be cancelled for no consideration.

The Exchange Ratio is currently estimated to be approximately 2.0606 shares of InMed common stock for each share of Mentari common stock on the closing date. Under the Exchange Ratio formula, the former Mentari stockholders immediately before the effective time, including those purchasing shares and pre-funded warrants in the Mentari Pre-Closing Financing, will own approximately 98.5% of the outstanding common stock of the Combined Company, and the stockholders of InMed immediately before the effective time will own approximately 1.5% of the outstanding common stock of the Combined Company, which give effect to (a) Mentari closing the Mentari Pre-Closing Financing for an aggregate gross purchase price of approximately $290.0 million, which includes $50.0 million of convertible notes purchased in May 2026 prior to the Mentari Pre-Closing Financing that will convert upon closing of the Merger, (b) a valuation for InMed equal to $6.4 million based on net cash of $(3.6) million at closing, and (c) a valuation for Mentari equal to $125.0 million plus $290.0 million of assumed proceeds in the Mentari Pre-Closing Financing, in each case as further described in the Merger Agreement.

The following unaudited pro forma condensed combined financial information gives effect to the Merger, which is expected to be accounted for as a reverse recapitalization under U.S. GAAP. For further details related to the accounting for the Merger, please see Notes 1 and 3 below. All share amounts have been adjusted to reflect the estimated Exchange Ratio of 2.0606 shares of InMed common stock for each share of Mentari common stock, unless otherwise stated.

The unaudited pro forma condensed combined balance sheet combines the historical balance sheets of InMed and Mentari as of March 31, 2026 and depicts the accounting of the Merger and Pre-Closing Financing transactions (collectively, the “transaction”) prepared pursuant to Article 11 of Regulation S-X. The unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2026 for InMed and Mentari and for the year ended December 31, 2025 for InMed and Mentari, combine the historical results of InMed and Mentari for those periods and depict the pro forma transaction accounting adjustments assuming that those adjustments were made as of January 1, 2025. Collectively, the pro forma balance sheet transaction accounting adjustments and the pro forma statements of operations transaction accounting adjustments are referred to as the “transaction accounting adjustments” or “pro forma adjustments.”

These unaudited pro forma condensed combined financial information and related notes have been derived from and should be read in conjunction with:

•	the historical unaudited financial statements of Mentari as of and for the three months ended March 31, 2026, and the related notes included elsewhere in the proxy statement/prospectus;

•	the historical unaudited financial statements of InMed as of and for the three and nine months ended March 31, 2026, and the related notes included elsewhere in the proxy statement/prospectus;

•	the historical audited financial statements of Mentari as of and for the year ended December 31, 2025, and the related notes included elsewhere in the proxy statement/prospectus;

•	the historical audited financial statements of InMed as of and for the year ended June 30, 2025, and the related notes included elsewhere in the proxy statement/prospectus;

•

the section titled “Mentari’s Management’s Discussion and Analysis of Financial Condition and Results of Operation,” and other financial information relating to Mentari included elsewhere in the proxy statement/prospectus; and

•

the section titled “InMed’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and other financial information relating to InMed included elsewhere in the proxy statement/prospectus.

The unaudited pro forma condensed combined financial information is based on the assumptions and pro forma adjustments that are described in the accompanying notes. The pro forma adjustments are preliminary, subject to further revision as additional information becomes available and additional analyses are performed including but not limited to additional financing, additional direct and incremental offering costs and a reverse stock split. Adjustments have been made solely for the purpose of providing unaudited pro forma condensed combined financial information. Differences between these preliminary estimates and the final accounting, expected to be completed after the closing of the Merger, may occur and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information does not give effect to the potential impact of current financial conditions, regulatory matters, operating efficiencies or other savings or expenses that may be associated with the integration of the two companies. The unaudited pro forma condensed combined financial information is not necessarily indicative of the financial position or results of operations in the future periods or the result that actually would have been realized had InMed and Mentari been a combined organization during the specified periods. The actual results reported in periods following the Merger may differ significantly from those reflected in the unaudited condensed combined pro forma financial information presented herein for a number of reasons, including, but not limited to, differences in the assumptions used to prepare this unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED

BALANCE SHEET AS OF MARCH 31, 2026

(In thousands)

	Historical
	5(A)	5(B)
	InMed Pharmaceuticals Inc.	Mentari Therapeutics Inc.	Transaction Accounting Adjustments	Notes		Pro Forma Combined
Assets
Current assets:
Cash and cash equivalents	$5,159	$33,933	$(6,153)	5	(a)	$286,585
			290,000	5	(c)
			(24,000)	5	(d)
			(11,384)	5	(e)
			(1,012)	5	(i)
			42	5	(k)
Short-term investments	42	—	(42)	5	(k)	—
Prepaid expenses and other current assets	617	93	(617)	5	(f)	93
Current assets of discontinued operations	1,070	—	(1,070)	5	(l)	—

Total current assets	6,888	34,026	245,764			286,678
Property, equipment and ROU assets, net	643	—	(643)	5	(g)	—
Intangible assets, net	1,499	—	(1,499)	5	(h)	—
Other assets	104	—	—			104

Total assets	$9,134	$34,026	$243,622			$286,782

Liabilities, Convertible Preferred Stock and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable and accrued liabilities	$1,012	$16,103	$(1,012)	5	(i)	$16,103
Current portion of lease obligations	389	—	(389)	5	(g)	—
Current liabilities of discontinued operations	810	—	(810)	5	(l)	—
Related party common stock warrant liability	—	83	—			83

Total current liabilities	2,211	16,186	(2,211)			16,186
Lease obligations, net of current portion	31	—	(31)	5	(g)	—

Total liabilities	2,242	16,186	(2,242)			16,186

Mentari Series Seed convertible preferred stock	—	200	(200)	5	(b)	—
Mentari Series A convertible preferred stock	—	54,880	(54,880)	5	(b)	—
InMed Series A non-voting convertible preferred stock	—	—	200	5	(b)	200
Stockholders’ equity (deficit)
InMed common stock	92,578	—	(92,578)	5	(m)	—
Mentari common stock	—	1	4	5	(b)	19
			14	5	(c)
Additional paid-in capital	38,144	398	54,876	5	(b)	307,887
			289,986	5	(c)
			(24,000)	5	(d)
			109	5	(j)
			(51,626)	5	(m)
Accumulated deficit	(123,959)	(37,639)	(6,153)	5	(a)	(37,510)
			(11,384)	5	(e)
			(617)	5	(f)
			(223)	5	(g)
			(1,499)	5	(h)
			(109)	5	(j)
			144,333	5	(m)
			(260)	5	(l)
Accumulated other comprehensive income	129	—	(129)	5	(m)	—

Total stockholders’ equity (deficit)	6,892	(37,240)	300,744			270,396

Total liabilities, convertible preferred stock and stockholders’ equity (deficit)	$9,134	$34,026	$243,622			$286,782

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF

OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2026

(In thousands, except share and per share amounts)

	Historical
	6(A)	6(B)
	InMed Pharmaceuticals Inc.	Mentari Therapeutics Inc.	Transaction Accounting Adjustments	Note		Pro Forma Combined	Note
Operating expenses:
Research and development	$1,023	$18,095	$—			$19,118
General and administrative	1,742	448	(83)	6	(c)	2,107
Amortization and depreciation	52	—	(41)	6	(c)	—
			(11)	6	(d)
Foreign exchange loss	23	—	—			23

Total operating expenses	2,840	18,543	(135)			21,248

Loss from operations	(2,840)	(18,543)	135			(21,248)
Other income:
Interest income	48	337	—			385

Total other income	48	337	—			385

Net loss from continuing operations	$(2,792)	$(18,206)	$135			$(20,863)

Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	4,048,209	5,000,000				402,335,532	6	(e)

Weighted-average shares used in computing net loss per share attributable to Series A non-voting convertible preferred stockholders, basic and diluted	—	—				41,212	6	(e)

Net loss per share attributable to common stockholders, basic and diluted from continuing operations	$(0.69)	$(3.64)				$(0.05)

Net loss per share attributable to Series A non-voting convertible preferred stockholders, basic and diluted from continuing operations	$—	$—				$(47.03)

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF

OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2025

(In thousands, except share and per share amounts)

	Historical
	6(C)	6(D)
	InMed Pharmaceuticals Inc.	Mentari Therapeutics Inc.	Transaction Accounting Adjustments	Note		Pro Forma Combined	Note
Operating expenses:
Research and development	2,439	18,905	56	6	(b)	21,400
General and administrative	5,309	947	617	6	(a)	6,514
			53	6	(b)
			(412)	6	(c)
Amortization and depreciation	208	—	(46)	6	(c)	—
			(162)	6	(d)
Foreign exchange loss	39	—	—			39

Total operating expenses	7,995	19,852	106			27,953

Loss from operations	(7,995)	(19,852)	(106)			(27,953)
Other income:
Interest income	216	419	—			635
Total other income	216	419	—			635

Net loss from continuing operations	$(7,779)	$(19,433)	$(106)			$(27,318)

Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	2,636,268	5,000,000				400,923,591	6	(e)

Weighted-average shares used in computing net loss per share attributable to Series A non-voting convertible preferred stockholders, basic and diluted	—	—				41,212	6	(e)

Net loss per share attributable to common stockholders, basic and diluted from continuing operations	$(2.95)	$(3.89)				$(0.06)

Net loss per share attributable to Series A non-voting convertible preferred stockholders, basic and diluted from continuing operations	$—	$—				$(61.79)

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1.	Description of the Merger

On May 19, 2026, Mentari entered into the Merger Agreement with InMed, Indigo Merger Sub Corp and Indigo Merger Sub II, LLC, pursuant to which, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Indigo Merger Sub Corp will merge with and into Mentari, with Mentari surviving as a wholly owned subsidiary of InMed and the surviving corporation of the First Merger, and, immediately following the First Merger and as part of the same overall transaction, Mentari will merge with and into Indigo Merger Sub II, LLC, with Indigo Merger Sub II, LLC being the surviving entity of the Second Merger. The Merger, including the Mentari Pre-Closing Financing, is expected to close during the fourth quarter of 2026 following the effectiveness of InMed’s registration statement on Form S-4 and receipt of approval by the stockholders of each of Mentari and InMed, in the latter case pursuant to the InMed Special Meeting. In connection with the Merger, Indigo Merger Sub II, LLC will change its corporate name to “Mentari Therapeutics Operating Company, LLC” and InMed changed its name to “Mentari Therapeutics, Inc.” InMed following the Merger is referred to herein as the “Combined Company.” Subject to the terms and conditions of the Merger Agreement, at closing of the Merger:

a)

each then-outstanding share of Mentari common stock (including shares of Mentari common stock issued in connection with the Mentari Pre-Closing Financing) will be converted into the right to receive a number of shares of InMed common stock equal to the Exchange Ratio;

b)

each then-outstanding share of Mentari Series Seed preferred stock will be converted into the right to receive a number of shares of newly created InMed Series A non-voting preferred stock, which are each convertible into 1,000 shares of InMed common stock, equal to the Exchange Ratio divided by 1,000;

c)

each-then-outstanding share of Mentari Series A preferred stock will be automatically converted into the right to receive to a number of shares of InMed common stock equal to the Exchange Ratio, or a right to receive a pre-funded warrant to purchase Mentari common stock that will be converted into a pre-funded warrant to purchase InMed common stock, subject to adjustment as set forth in the form of the pre-funded warrant;

d)	each then-outstanding option to purchase Mentari common stock will be assumed by InMed and will be converted into an option to purchase shares of InMed common stock, adjusted for the Exchange Ratio;

e)	each then-outstanding warrant to purchase shares of Mentari common stock will be converted into a warrant to purchase shares of InMed common stock, adjusted for the Exchange Ratio;

f)	each then-outstanding share of Mentari restricted stock will be assumed by InMed, adjusted for the Exchange Ratio; and

g)

each then-outstanding pre-funded warrant to purchase shares of Mentari common stock will be converted into a pre-funded warrant to purchase shares of InMed common stock, subject to adjustment as set forth in the form of pre-funded warrant.

All outstanding and unvested Mentari restricted stock immediately prior to Closing (“Mentari Restricted Stock”) that are assumed by InMed in the Merger will be converted into restricted stock with respect to shares of InMed common stock based on the Exchange Ratio and will otherwise remain subject to substantially the same vesting and other terms and conditions applicable immediately prior to the Merger.

Under the terms of InMed’s equity incentive plan, the Merger triggers vesting acceleration for certain outstanding awards pursuant to pre-existing contractual provisions. The Company evaluated the accounting for these awards under ASC 718 and recognized compensation expense associated with the acceleration of vesting as an adjustment to the unaudited pro forma condensed combined financial information.

Each option to acquire shares of InMed common stock with an exercise price less than or equal to the InMed Closing Price will be surrendered by the holder thereof to InMed for cancellation, and the holder thereof will be entitled to receive a number of shares of InMed common stock underlying such InMed option, and each option with an exercise price greater than the InMed Closing Price to acquire shares of InMed common stock will be cancelled for no consideration.

Immediately following the Merger, InMed securityholders as of immediately prior to the Merger will own approximately 1.5% of the outstanding capital stock of the Combined Company on a fully diluted basis, former Mentari securityholders, excluding shares purchased in the Mentari Pre-Closing Financing, will own approximately 29.7% of the outstanding capital stock of the Combined Company on a fully diluted basis, and shares and pre-funded warrants issued in the Mentari Pre-Closing Financing will own approximately 68.8% of the outstanding capital stock of the Combined Company on a fully diluted basis.

Mentari stockholders are expected to receive approximately 451,779,258 shares on a fully diluted basis in connection with the Merger, including (i) 629,632 shares underlying outstanding unvested Mentari RSUs immediately prior to the Merger, which will be assumed by InMed and remain subject to substantially the same vesting conditions following the Merger, (ii) the shares of common stock and pre-funded warrants issued in the Mentari Pre-Closing Financing, (iii) Mentari Series Seed non-voting preferred stock as of March 31, 2026, which will be exchanged into shares of newly created InMed Series A non-voting Preferred Stock, which will be convertible into 1,000 shares of InMed common stock, equal to the Exchange Ratio divided by 1,000, and (iv) Mentari Series A preferred stock outstanding as of March 31, 2026, which will be convertible into shares of InMed common stock, or the right to receive a pre-funded warrant to purchase Mentari common stock that will be converted into a pre-funded warrant to purchase shares of InMed common stock, subject to adjustment set forth the form of the pre-funded warrant. These estimates are subject to certain inputs, which include, but are not limited to, (a) Mentari closing the Mentari Pre-Closing Financing for an aggregate purchase price of approximately $290.0 million, which includes $50.0 million of convertible notes purchased in May 2026 prior to the Mentari Pre-Closing Financing that will convert upon closing of the Merger, (b) a valuation for InMed equal to $6.4 million based on net cash of $(3.6) million at closing, and (c) a valuation for Mentari equal to $125.0 million plus $290.0 million of assumed proceeds in the Mentari Pre-Closing Financing, in each case as further described in the Merger Agreement. The following table summarizes the pro forma number of shares of common stock of the Combined Company outstanding following the consummation of the transactions:

	Pro Forma (Assuming InMed’s Net Cash at Closing of $(3.6) million)
Equity Capitalization Summary (fully diluted basis) Upon Consummation of the Merger	Number of Shares Owned	% Ownership
Mentari stockholders	136,078,100	29.7%
InMed stockholders	6,926,398	1.5%
Investors participating in the Subscription Agreement(1)	315,701,158	68.8%

Total common stock of the combined company	458,705,656	100.0%

(1)	Includes 24,547,058 pre-funded warrants issued in the Mentari Pre-Closing Financing after reflecting the estimated Exchange Ratio.

Consummation of the Merger is subject to certain closing conditions, including, among other things, (1) approval by InMed stockholders, (2) approval by the Company’s stockholders, (3) Nasdaq’s approval of the listing application to be submitted in connection with the Merger, (4) the effectiveness of InMed’s registration statement on Form S-4, and (5) the consummation of the Mentari Pre-Closing Financing.

The employment agreements for InMed’s employees include entitlement to a transaction bonus and severance of which will be treated as pre-Merger compensation expense of InMed, which will be assumed by the Combined Company at the closing of the Merger to the extent they are not yet settled in cash beforehand by InMed. Additionally, InMed’s current Directors & Officers (“D&O”) policy will be fully utilized at the closing of the Merger.

Private Financing Transaction — Subscription Agreement

In connection with the Merger, on May 19, 2026, Mentari and InMed entered into the Subscription Agreement with certain institutional and accredited investors, pursuant to which such investors have agreed, subject to the terms and conditions of such agreements, to purchase immediately prior to the consummation of the Merger, 141,295,789 shares of Mentari common stock and 11,912,578 pre-funded warrants before giving effect to the Exchange Ratio, at an purchase price of $1.8928 per share and $1.8927 per warrant, for an aggregate purchase price of $290.0 million in a private placement, which includes $50.0 million of convertible notes purchased in May 2026 prior to the Mentari Pre-Closing Financing. The closing of the Mentari Pre-Closing Financing is conditioned on the satisfaction or waiver of the conditions set forth in the Merger Agreement and is expected to occur immediately prior to the closing of the Merger.

Contingent Value Rights Agreement

At or prior to the Effective Time of the Merger, InMed will enter into a Contingent Value Rights Agreement (“CVR Agreement”) whereby which InMed’s pre-Merger shareholders will receive one contingent value right (each a “CVR”) for each outstanding share of InMed common stock held by such shareholder on such date. Each CVR will represent the contractual right to receive certain net proceeds, if any, derived from any consideration that is paid to InMed as a result of the disposition of InMed’s pre-Merger legacy assets, net of any indemnity obligations, transaction costs and certain other expenses, during the period beginning on the date of the closing of the Merger and ending with respect to the sale, transfer, license or other disposition of all pre-Merger legacy assets.

The Company evaluated the Legacy Asset CVR under ASC 815 and concluded that, although the arrangement meets the definition of a derivative instrument, it qualifies for the nonfinancial asset scope exception in ASC 815-10-15-59(b) because it represents a contractual right to participate in the future monetization of unique nonfinancial assets that are not readily convertible to cash. Accordingly, the Legacy Asset CVR is excluded from the scope of ASC 815 and is not accounted for as a derivative liability. Subsequent amounts paid to CVR holders, if any, will be recognized as distributions to legacy holders when such amounts become payable.

2.	Basis of Presentation

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X. The adjustments presented in the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information necessary for an understanding of the Combined Company upon consummation of the Merger. The unaudited pro forma condensed combined statement of operations data for the three months ended March 31, 2026 and the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2025 give effect to the Merger as if it had been consummated on January 1, 2025. The unaudited pro forma condensed combined balance sheet as of March 31, 2026 gives effect to the Merger and combines the historical balance sheets of InMed and Mentari as if the Merger had been consummated on March 31, 2026.

The unaudited pro forma condensed combined financial information is based on the assumptions and adjustments that are described in the accompanying notes. Differences between these preliminary accounting conclusions and estimates and the final accounting conclusions and amounts may occur as a result of, among other reasons: (i) changes in initial assumptions in the determination of the accounting acquirer and related accounting, (ii) changes in the amount of InMed net cash to be assumed at the closing date, and (iii) other changes in InMed’s assets and liabilities, which are expected to be completed after the closing of the Merger, and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial information and the Combined Company’s future results of operations and financial position.

During the preparation of the accompanying unaudited pro forma combined financial information, Management is not aware of any material differences between Mentari’s accounting policies and the accounting policies of InMed. Following the consummation of the Merger, Mentari will conduct a more detailed review of InMed’s accounting policies. As a result, Mentari may identify differences between the accounting policies of the two companies that, when conformed, could have had a material impact on the accompanying unaudited pro forma combined financial information.

3.	Accounting for the Merger

The unaudited pro forma condensed combined financial information gives effect to the Merger, which is expected to be accounted for under U.S. GAAP as a reverse recapitalization of InMed by Mentari, as the transaction is, in essence, the issuance of equity by Mentari for InMed’s net assets, which will primarily consist of nominal operations and nominal other net assets immediately before the Merger. Under this method of accounting, Mentari will be considered the accounting acquirer for financial reporting purposes. This determination is based on the expectations that, immediately following the Merger:

•	Immediately prior to the Merger, Mentari is not a variable interest entity as it has sufficient equity at risk in order to fund its next development milestones;

•	Mentari stockholders own a substantial majority of the voting rights in the Combined Company through existing ownership and additional interest through the Subscription Agreement;

•	Mentari’s largest stockholder retains the largest interest in the Combined Company (31.2%);

•	Mentari designated the initial members of the Combined Company board of directors;

•	Mentari’s executive management team will become the management of the Combined Company; and

•	The Combined Company will be renamed “Mentari Therapeutics, Inc.”

As a result of Mentari being the accounting acquirer, Mentari’s assets and liabilities will be recorded at their pre-combination carrying amounts. InMed’s assets and liabilities will be measured and recognized at their fair values as of the effective time of the Merger. The Company will continue to assess observable and unobservable data points to consider fair value estimates through closing of the transaction. The Company expects that the carrying value of the other acquired operating assets and liabilities approximates fair value, with no goodwill or other intangible assets recorded. Any difference between the consideration transferred and the fair value of the net assets of InMed following the determination of the actual consideration transferred for InMed will be reflected as an adjustment to additional paid-in capital. For periods prior to closing of the Merger, the historical financial statements of Mentari will become the historical financial statements of the Combined Company. The Merger will not be accounted for as a business combination under Accounting Standard Codification No. 805, Business Combinations.

4. Shares of InMed Common Stock, Convertible Preferred Stock, Options, and Warrants Issued to Mentari Stockholders upon Closing of the Merger

At the closing of the Merger, all outstanding shares of Mentari common stock, on a fully-diluted basis, will be exchanged for shares of InMed common stock based on the Exchange Ratio of 2.0606 shares of InMed common stock for each share of Mentari common stock, determined in accordance with the terms of the Merger Agreement. Each share of Mentari Series Seed preferred stock will be convertible into the right to receive a number of shares of newly created InMed Series A non-voting Preferred Stock, equal to the

Exchange Ratio divided by 1,000 (and each such share of newly created InMed Series A non-voting Preferred Stock has the right to convert into 1,000 shares of InMed common stock, subject to certain limitations). The estimated number of shares of InMed common stock that InMed expects to issue to Mentari’s stockholders assumes InMed net cash at the closing of the Merger is $(3.6) million and is determined as follows:

Shares of Mentari common stock outstanding as of March 31, 2026(1)	5,305,556
Shares of Mentari convertible preferred stock to be issued in exchange of Mentari non-voting convertible preferred stock	20,000,000
Shares of Mentari convertible preferred stock to be issued in exchange of Mentari common stock	40,078,697
Shares of Mentari common stock to be issued upon exercise of Mentari warrants(2)	653,842
Estimated shares of Mentari common stock to be issued in connection with the Subscription Agreement, see Note 5(c)	141,295,789
Estimated Mentari pre-funded warrants to be issued in connection with the Subscription Agreement, see Note 5(c)	11,912,578

Total Mentari fully diluted shares prior to the closing of the merger	219,246,462
Estimated Exchange Ratio	2.0606

Estimated fully diluted shares to be issued to Mentari stockholders and Investors participating in Subscription Agreement upon closing of the merger	451,779,258

(1)	Represents shares of Mentari common stock outstanding as of March 31, 2026, including 305,556 shares of unvested Mentari restricted stock.

(2)	Represents the outstanding warrants as of March 31, 2026 to acquire Mentari common stock.

5.	Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 2026

The pro forma notes and adjustments, based on preliminary estimates that could change materially as additional information is obtained, are as follows:

Pro forma notes:

5(A) Derived from the unaudited balance sheet of InMed as of March 31, 2026 included elsewhere in the proxy statement/prospectus.

5(B) Derived from the unaudited balance sheet of Mentari as of March 31, 2026 included elsewhere in the proxy statement/prospectus.

Pro forma Balance Sheet Transaction Accounting Adjustments:

5(a) To reflect incremental compensation expense of $6.2 million related to severance and retention payments resulting from pre-existing employment agreements or from approval from the InMed Board that will be incurred prior to the closing of the Merger. The pro forma adjustment is reflected as a decrease in cash of $6.2 million for the severance payments as if the transaction occurred on March 31, 2026 and an increase to accumulated deficit of $6.2 million.

5(b) To reflect the conversion of all outstanding shares of Mentari Series A preferred stock, with a carrying amount of $54.9 million, to InMed common stock and pre-funded warrants, as well as to reflect the reclassification of all outstanding Mentari Series Seed preferred stock, with a carrying value of $0.2 million, to newly created InMed Series A preferred stock outside of stockholder’s equity (deficit). The Company’s Series A Non-Voting Convertible Preferred Stock are classified within temporary (mezzanine) equity under ASC 480 and ASC 480-10-S99. Although the Series A Preferred Stock is not mandatorily redeemable, certain provisions may require the Company to transfer cash or other assets upon the occurrence of events not solely within the Company’s control. For example, the Series A Preferred Stock includes fundamental transaction provisions pursuant to which, upon the occurrence of certain merger, change-in-control, or other similar transactions, holders may receive cash or other non-equity consideration in lieu of common shares. The occurrence of such transactions is not solely within the control of the Company and may involve shareholder approval. The conversion of the Mentari Series A preferred stock is recorded at the issuance of InMed common stock at par value with the remaining amount recorded to additional paid-in capital.

5(c) To reflect the issuance of 141,295,789 shares of Mentari common stock and 11,912,578 pre-funded warrants, prior to giving effect to the Exchange Ratio, pursuant to the Subscription Agreement, for an aggregate purchase price of $290.0 million (which includes $50.0 million of gross proceeds from the issuance of Convertible Notes in May 2026). The issuance of shares in connection with the Subscription Agreement are recorded as the issuance of Mentari common stock at par value with the remaining amount recorded to additional paid-in-capital.

5(d) To reflect estimated transaction costs of $24.0 million, not yet reflected in the historical financial statements, that are expected to be incurred by Mentari in connection with the Merger and Pre-Closing Financing, such as advisory, legal and auditor fees, as a reduction in cash in the unaudited pro forma condensed combined balance sheet. As the Merger will be accounted for as a reverse recapitalization equivalent to the issuance of equity for the net assets of InMed, these direct and incremental costs are treated as a reduction of the net proceeds received within additional paid-in capital.

5(e) To reflect estimated transaction costs of $11.4 million, not yet reflected in the historical financial statements, which are expected to be incurred by InMed in connection with the Merger, such as advisory, legal and auditor fees and including the estimated $1.2 million cost of a D&O tail policy, as a reduction in cash and an increase in accumulated deficit of $11.4 million in the unaudited pro forma condensed combined balance sheet.

5(f) To derecognize $0.6 million of InMed’s prepaid expenses and other current assets consisting of prepaid insurance primarily related to the current InMed’s D&O insurance policy that will be fully utilized at the closing of the Merger.

5(g) To derecognize InMed’s operating leases expected to expire or terminate prior to the closing of the Merger, as well as property and equipment expected to have de minimis fair value at closing, resulting in a net pro forma adjustment of $0.2 million.

5(h) To derecognize $1.5 million of InMed’s intangible assets that are expected to have de minimis fair value as of the closing of the Merger.

5(i) To derecognize $1.0 million of InMed’s accounts payable and accrued expenses consisting of accrued research and development and accrued professional and consulting fees that will be paid prior to the closing of the Merger.

5(j) To reflect the one-time stock compensation expense of $0.1 million related to the acceleration of unvested stock options pursuant to pre-existing grant agreements, which provide for such acceleration upon a change in control provision, which will be triggered by the Merger.

5(k) To reflect the liquidation of InMed’s short-term investments of less than $0.1 million into cash prior to the closing of the Merger.

5(l) To eliminate assets and liabilities related to InMed’s discontinued operations that are not expected to transfer to the Combined Company upon consummation of the Merger. The adjustment reflects a decrease in current assets of $1.1 million, a decrease in current liabilities of $0.8 million, and an increase in accumulated deficit of $0.3 million.

5(m) To reflect the recapitalization of Mentari and the derecognition of accumulated other comprehensive income and the accumulated deficit of InMed, which is reversed to additional paid-in capital.

The derecognition of accumulated deficit of InMed of $144.3 million is determined as follows (in thousands):

Accumulated deficit of InMed as of March 31, 2026	$123,959
Compensation expense related to InMed severance payments, see Note 5(a)	6,153
Preliminary estimated transaction costs of InMed, see Note 5(e)	11,384
Derecognition of InMed prepaid expenses, see Note 5(f)	617
Derecognition of InMed property and equipment and operating leases, see Note 5(g)	223
Derecognition of InMed intangible assets, see Note 5(h)	1,499
Pre-merger stock-based compensation expense for InMed’s cancelled and accelerated awards, see Note 5(j)	109
Derecognition of InMed discontinued operations balances, see Note 5(l)	260
Derecognition of InMed accumulated other comprehensive income, see Note 5(m)	129

Total adjustment to derecognize the accumulated deficit of InMed	$144,333

6.	Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations and Comprehensive Loss

The pro forma notes and adjustments, based on preliminary estimates that could change materially as additional information is obtained, are as follows:

Pro forma notes:

6(A) Derived from the unaudited condensed consolidated statement of operations of InMed for the three months ended March 31, 2026 included elsewhere in the proxy statement/prospectus.

6(B) Derived from the unaudited condensed consolidated statement of operations and comprehensive loss of Mentari for the three months ended March 31, 2026 included elsewhere in the proxy statement/prospectus.

6(C) Derived from the unaudited condensed consolidated statement of operations of InMed for the year ended December 31, 2025.

6(D) Derived from the audited consolidated statement of operations and comprehensive loss of Mentari for the year ended December 31, 2025 included elsewhere in the proxy statement/prospectus.

Mentari and InMed did not record any provision or benefit for income taxes during the year ended December 31, 2025 nor for the three months ended March 31, 2026 because each company incurred a pre-tax loss in 2025 and expects to incur a pre-tax loss in 2026 and each company maintained a full valuation allowance on its deferred tax assets. Accordingly, the Company has not reflected any income tax effects related to the pro forma adjustments as it continues to expect a full valuation allowance will be required following the transaction.

Pro forma Statements of Operations Transaction Accounting Adjustments:

6(a) To reflect the derecognition of InMed’s prepaid expenses and other current assets of $0.6 million related to prepaid insurance primarily related to the current InMed D&O policy that will be fully utilized at the closing of the Merger, corresponding to the adjustment made in Note 5(f) as if it was made on January 1, 2025.

6(b) To reflect the one-time stock compensation expense of less than $0.1 million in general and administrative expense and less than $0.1 million in research and development expense for the acceleration of unvested stock options pursuant to pre-existing grant agreements which provide for such acceleration upon a change in control provision, which will be triggered by the Merger, corresponding to the adjustment made in Note 5(j) as if it was made on January 1, 2025.

6(c) To reflect the impact of the derecognition of InMed’s operating leases expected to be terminated prior to the closing of the Merger and property and equipment expected to have de minimis fair value as of the closing of the Merger, assuming the adjustment described in Note 5(g) was made on January 1, 2025. As a result, the unaudited pro forma condensed combined statement of operations reflects the elimination of lease expense of approximately $0.4 million and depreciation expense of less than $0.1 million for the year ended December 31, 2025, and the elimination of related lease expense of $0.1 million and depreciation expense of less than $0.1 million for the three months ended March 31, 2026.

6(d) To reflect the elimination of amortization expense associated with InMed’s intangible assets expected to have de minimis fair value as of the closing of the Merger, assuming the adjustment described in Note 5(h) had occurred on January 1, 2025. As a result, the unaudited pro forma condensed combined statement of operations reflects the elimination of $0.2 million of amortization expense for the year ended December 31, 2025 and less than $0.1 million of amortization expense for the three months ended March 31, 2026.

6(e) The pro forma combined basic and diluted net loss per share has been adjusted to reflect the pro forma net loss for the three months ended March 31, 2026 and the year ended December 31, 2025. In addition, the number of shares used in calculating the pro forma combined basic and diluted net loss per share has been adjusted to reflect the estimated total number of shares of common stock of the Combined Company for the respective periods. Pro forma weighted average shares outstanding includes the pre-funded warrants related to the Subscription Agreement as the exercise price is negligible and they are fully vested and exercisable. Shares of newly created InMed Series A non-voting Preferred Stock share the same characteristics as common stock and have no substantive preference attributed to them and, accordingly, have been considered a class of common stock in the computation of net loss per share regardless of their legal form. Net loss is allocated to common stock based on its proportional ownership on an as-converted basis. Net loss is not allocated to participating securities as they do not have an obligation to fund losses.

The pro forma weighted average shares have been calculated as follows:

	March 31, 2026	December 31, 2025
	Basic and Diluted	Basic and Diluted

Net loss from continuing operations attributable to common stockholders (in thousands)	$(18,924)	$(24,771)
Net loss from continuing operations attributable to Series A non-voting convertible preferred stockholders (in thousands)	$(1,938)	$(2,546)

Historical weighted average number of InMed common shares outstanding	4,048,209	2,636,268
Shares of InMed common stock issued to Mentari stockholders upon close of Merger, assuming consummation of the Merger as of January 1, 2025(1)	398,287,323	398,287,323

Pro forma combined weighted average number of common shares outstanding	402,335,532	400,923,591

Pro forma combined weighted average number of shares of Series A non-voting convertible preferred stock outstanding	41,212	41,212
Net loss per share attributable to common stockholders, basic and diluted from continuing operations	$(0.05)	$(0.06)
Net loss per share attributable to Series A non-voting convertible preferred stockholders, basic and diluted from continuing operations	$(47.03)	$(61.79)

(1)

Represents the estimated shares of InMed common stock and pre-funded warrants issued to Mentari stockholders at the closing of the Merger, excluding (i) the outstanding and unvested Mentari restricted stock to purchase Mentari common stock at the closing of the Merger that were converted to the right to receive 629,632 shares of the InMed common stock as of March 31, 2026 and December 31, 2025 after reflecting the estimated Exchange Ratio, (ii) the outstanding shares of Mentari Series Seed preferred stock that were exchanged for 41,212,000 shares of newly created InMed Series A Preferred Stock as of March 31, 2026 and December 31, 2025, and (iii) the outstanding warrants to purchase Mentari common stock at the closing of the Merger that were converted to the right to receive 1,347,307 warrants to purchase shares of InMed common stock as of March 31, 2026 and December 31, 2025, after reflecting the estimated Exchange Ratio. The shares of InMed common stock issued in exchange for shares of Mentari restricted stock to purchase shares of InMed common stock issued in exchange for options to purchase shares of Mentari common stock are subject to the same vesting and forfeiture conditions, applicable, as they were prior to the Merger.

DESCRIPTION OF INMED SHARES

The following description of InMed’s share capital and provisions of InMed’s notice of articles and articles (collectively, the “InMed Articles”) are summaries and are qualified by reference to the InMed Articles and applicable provisions of the BCBCA. As described under “Proposal No. 3 — The Redomestication Proposal,” InMed will continue from British Columbia to Nevada immediately prior to the completion of the Merger. Following the Redomestication, InMed’s capital stock will be governed by the NRS. The description below reflects InMed’s current governing law framework. For a description of the material changes that will result from the Redomestication, see “Proposal No. 3 — The Redomestication Proposal” on page 250 of this proxy statement/prospectus.

Authorized Share Structure

InMed’s authorized share structure consists of an unlimited number of common shares without par value (i.e. the InMed Common Shares) and an unlimited number of preferred shares without par value (the “InMed Preferred Shares”). As of June 30, 2026, there were 5,339,436 InMed Common Shares outstanding and no InMed Preferred Shares outstanding. InMed is incorporated under the BCBCA and the rights of InMed shareholders are governed by the BCBCA and the InMed Articles.

InMed Common Shares

Voting Rights. Each InMed Common Share entitles the holder thereof to one vote on all matters submitted to a vote of shareholders at any meeting of shareholders. Holders of InMed Common Shares do not have cumulative voting rights.

Dividend Rights. Subject to preferences that may apply to any outstanding InMed Preferred Shares, holders of InMed Common Shares are entitled to receive dividends when, as and if declared by the InMed Board. Under the BCBCA, InMed may pay a dividend unless there are reasonable grounds for believing that InMed is insolvent, or the payment of the dividend would render InMed insolvent. InMed has never declared or paid any cash dividends on the InMed Common Shares and does not currently anticipate paying any cash dividends in the foreseeable future.

Liquidation Rights. Upon InMed’s liquidation, dissolution or winding-up, and subject to the prior rights of any holders of InMed Preferred Shares then outstanding, holders of InMed Common Shares are entitled to receive pro rata InMed’s assets which are legally available for distribution.

Preemptive Rights. Holders of InMed Common Shares do not have preemptive or other similar subscription rights to purchase any securities of InMed.

Conversion or Redemption Rights. The InMed Common Shares are neither convertible nor redeemable.

InMed Preferred Shares

The InMed Preferred Shares are issuable from time to time in one or more series. The InMed Board may, by resolution and before the issuance of any InMed Preferred Shares, fix the number of InMed Preferred Shares in, and determine the designation of the shares of, each series and create, define and attach special rights and restrictions to the InMed Preferred Shares of such series. No InMed Preferred Shares are currently issued and outstanding.

InMed Series A Preferred Shares

In connection with the Merger, InMed will create and issue a new series of InMed Preferred Shares designated as “Series A Non-Voting Preferred Shares” (i.e., the InMed Series A Preferred Shares). The following is a summary of the material terms of the InMed Series A Preferred Shares. This summary is qualified in its entirety by reference to the full text of the special rights and restrictions attached to the InMed Series A Preferred Shares (the “Articles of Amendment”), which is attached as Annex G to this proxy statement/prospectus.

Conversion. Each InMed Series A Preferred Share is convertible, at any time and from time to time, at the option of the holder thereof, into 1,000 InMed Common Shares (the “Conversion Ratio”), subject to adjustment for stock dividends, subdivisions and consolidations. The Conversion Ratio is subject to a beneficial ownership limitation (the “Beneficial Ownership Limitation”). Each holder may designate its Beneficial Ownership Limitation at any percentage between 0% and 19.99% of the InMed Common Shares outstanding immediately after giving effect to such conversion. Under the Merger Agreement, the Beneficial Ownership Limitation for each holder of InMed Series A Preferred Shares will be set at 9.99% unless such holder designates a different percentage to Mentari at least ten business days prior to the closing of the Merger; under the Convertible Preferred Share Description, the default Beneficial Ownership Limitation for any holder who does not otherwise designate a percentage is 19.99%. A holder may reset its Beneficial Ownership Limitation to a higher percentage (not to exceed 19.99%) upon not less than 61 days’ prior notice to InMed, or to a lower percentage effective immediately upon written notice to InMed.

Voting Rights. Except as otherwise required by the BCBCA, the InMed Series A Preferred Shares have no voting rights. However, as long as any InMed Series A Preferred Shares are outstanding, InMed may not, without the affirmative vote of the holders of a majority of the then outstanding InMed Series A Preferred Shares: (i) adversely alter or change the special rights or restrictions attached to the InMed Series A Preferred Shares; (ii) issue further InMed Series A Preferred Shares or increase or decrease (other than by conversion) the number of authorized InMed Series A Preferred Shares; (iii) at any time while at least 30% of the originally issued InMed Series A Preferred Shares remains outstanding, (A) consummate a Fundamental Transaction (as defined in the Convertible Preferred Share Description) or certain other business combinations, (B) increase the size of the InMed Board, (C) adopt, amend or repeal any written delegation of authority policy or similar document unless approved unanimously by the InMed Board, or (D) retain or replace InMed’s registered independent public accounting firm, independent compensation consultant or corporate counsel; or (iv) enter into any agreement with respect to any of the foregoing.

Election of Directors. At all times when at least 30% of the originally issued InMed Series A Preferred Shares remains outstanding: (i) the holders of the InMed Series A Preferred Shares, exclusively and voting together as a separate class on an as-converted to InMed Common Shares basis, are entitled to elect two directors of InMed (the “Preferred Directors”); and (ii) the holders of InMed Common Shares and of any other class or series of voting shares (including the InMed Series A Preferred Shares), exclusively and voting together as a single class on an as-converted basis, are entitled to elect the balance of the total number of directors of InMed. Each Preferred Director is entitled to three votes on each matter presented to the InMed Board, which may give the Preferred Directors significant influence over board-level decisions depending on the total number of directors then in office.

Dividends. Holders of InMed Series A Preferred Shares are entitled to receive dividends on an as-if-converted-to-InMed Common Shares basis (without regard to the Beneficial Ownership Limitation) equal to and in the same form as dividends (other than dividends payable in the form of InMed Common Shares) actually paid on the InMed Common Shares. No other dividends are payable on the InMed Series A Preferred Shares.

Liquidation. Upon any liquidation, dissolution or winding-up of InMed, each holder of InMed Series A Preferred Shares is entitled to receive the same amount that a holder of InMed Common Shares would receive if the InMed Series A Preferred Shares were fully converted (disregarding for such purpose the Beneficial Ownership Limitation), paid pari passu with all holders of InMed Common Shares, plus any dividends declared on but unpaid to such shares. A Fundamental Transaction is not deemed a liquidation unless InMed expressly declares it to be so.

Redemption. The InMed Series A Preferred Shares are not redeemable.

Transfer. A holder may transfer InMed Series A Preferred Shares without InMed’s consent, provided such transfer complies with applicable securities laws. The transferee is subject to the same Beneficial Ownership Limitation applicable to the transferor at the time of transfer.

Adjustments. The Conversion Ratio is subject to proportional adjustment in the event of stock dividends, subdivisions or consolidations of the InMed Common Shares. In the event of a Fundamental Transaction, holders are entitled, upon subsequent conversion, to receive in lieu of InMed Common Shares the same kind and amount of securities, cash or property they would have received if they had held InMed Common Shares immediately prior to such Fundamental Transaction.

Listing

The InMed Common Shares are listed on the Nasdaq Capital Market under the trading symbol “INM”. The InMed Series A Preferred Shares will not be listed on any securities exchange.

Transfer Agent and Registrar

The transfer agent and registrar for the InMed Common Shares is Odyssey Trust Company. Its address is Suite 1100, 67 Yonge Street, Toronto, Ontario, Canada M5E 1J8 and its telephone number is +1.888.290.1175 (toll-free within North America) or +1.587.885.0960 (direct from outside North America).

COMPARISON OF RIGHTS OF HOLDERS OF INMED SHARES AND

MENTARI CAPITAL STOCK

If the Merger is completed, Mentari stockholders will receive InMed Common Shares, InMed Pre-Funded Warrants, and InMed Series A Preferred Shares, pursuant to the terms of the Merger Agreement. Prior to the closing of the Merger, the Company expects to effect the Reverse Stock Split and, if Proposal No. 3 is approved by InMed shareholders, the Redomestication.

InMed is incorporated under the laws of British Columbia, and the rights of its shareholders are generally governed by the BCBCA, as well as its notice of articles and articles. Mentari is incorporated under the laws of the State of Delaware, and the rights of its stockholders are generally governed by the DGCL, as well as its articles of organization or certificates of incorporation and bylaws. Upon completion of the Merger, Mentari stockholders will become shareholders of InMed, and their rights thereafter will be governed by the laws of the jurisdiction of InMed’s organization and InMed’s organizational documents, as may be amended in connection with the Merger. The material differences between the current rights of Mentari stockholders under the Mentari Charter and Mentari Bylaws and the rights of InMed shareholders under the InMed Articles are summarized below (which summary does not give effect to the Redomestication). The summary below does not purport to be complete and is subject to, and qualified in its entirety by reference to, the DGCL, the BCBCA and the governing corporate instruments that are subject to amendment in accordance with their terms. You should carefully read this entire document and the other referenced documents, including the governing corporate instruments, for a more complete understanding of the differences between being a stockholder of InMed or Mentari before the Merger and being a shareholder of the Combined Company following the completion of the Merger. For more information on how to obtain these documents, see the section titled “Where You Can Find More Information” beginning on page 439 of this proxy statement/prospectus.

If Proposal No. 3 is approved by InMed shareholders, InMed will effect the Redomestication, and, upon completion of the Redomestication, the rights of InMed shareholders and, following the completion of the Merger, the rights of Mentari stockholders who become Combined Company shareholders pursuant to the Merger will no longer be governed by the InMed Articles and the BCBCA and instead will be governed by the Nevada Articles, in the form attached as Annex I to this proxy statement/prospectus, the Nevada Bylaws, in the form attached as Annex J to this proxy statement/prospectus, and the NRS. For a comparison of rights of holders of InMed share capital as a British Columbia corporation and InMed capital stock as a Nevada corporation, assuming the completion of the Redomestication, see the section titled “Proposal No. 3 — The Redomestication Proposal — Effects of the Nevada Redomestication — Comparison of Rights of Holders of the Canadian Corporation Share Capital and the Nevada Corporation Capital Stock” beginning on page 252 of this proxy statement/prospectus.

InMed	Mentari

Organizational Documents

The rights of InMed shareholders are governed by the InMed Articles and the BCBCA.	The rights of Mentari’s stockholders are governed by Mentari’s amended and restated certificate of incorporation (the “Mentari Charter”), Mentari’s bylaws (the “Mentari Bylaws”) and the DGCL. Rights of certain holders of Mentari preferred stock are governed by the Investors’ Rights Agreement (the “Mentari IRA”), the Right of First Refusal and Co-Sale Agreement (the “Mentari ROFR Agreement”), and the Voting Agreement, each dated as of September 18, 2025.

InMed	Mentari
Authorized Capital

InMed’s authorized share structure consists of an unlimited number of common shares without par value (i.e., the InMed Common Shares) and an unlimited number of preferred shares without par value (i.e., the InMed Preferred Shares). As of June 30, 2026, there were 5,339,436 InMed Common Shares outstanding and no InMed Preferred Shares outstanding. In connection with the Merger, InMed will create and issue a new series of InMed Preferred Shares designated as “Series A Non-Voting Preferred Shares” (i.e., the InMed Series A Preferred Shares).	Mentari is authorized to issue two classes of capital stock which are designated, respectively, “common stock” and “preferred stock.” The total number of shares that Mentari is authorized to issue is 141,078,699, of which 81,000,000 shares are common stock, par value $0.0001 per share, and 60,078,699 shares are preferred stock, par value $0.0001 per share. The number of authorized shares of Mentari Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Mentari preferred stock that may be required under the Mentari Charter) the affirmative vote of the holders of shares of Mentari capital stock representing a majority of the votes represented by all outstanding shares of Mentari capital stock entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

Common Stock

InMed’s authorized common shares consists of an unlimited number of common shares without par value.

Each InMed Common Share entitles the holder thereof to one vote on all matters submitted to a vote of shareholders. Holders of InMed Common Shares do not have cumulative voting rights.

Mentari’s authorized common stock consists of 81,000,000 shares of common stock, par value $0.0001 per share.

Each holder of a share of Mentari Common Stock is entitled to one vote for each such share held of record on the applicable record date on each matter voted on at a meeting of stockholders (and written actions in lieu of meetings).

Preferred Stock

InMed’s authorized preferred shares consists of an unlimited number of preferred shares without par value.

In connection with the Merger, the InMed Board intends to designate    undesignated preferred shares as InMed Series A Preferred Shares through an alteration to the notice of articles and an amendment to the InMed Articles in the form attached as Annex G to this proxy statement/prospectus (i.e. the Amended Articles). No InMed Series A Preferred Shares are currently authorized or outstanding. Except as otherwise required by the Amended Articles or law, the InMed Series A Preferred Shares will not have voting rights. The Amended Articles provide for certain voting rights in relation to the election of directors as discussed under “ — Structure of Board of Directors; Term of Directors; Election of Directors” below. As long as InMed Series A Preferred Shares are outstanding, InMed

Mentari’s 60,078,699 shares of preferred stock consist of 20,000,000 shares of preferred stock designated as shares of “Series Seed Preferred Stock,” and 40,078,699 shares of preferred stock designated as shares of “Series A Preferred Stock.” On each matter voted on at a meeting of stockholders (and written actions in lieu of meetings), each holder of a share of Mentari preferred stock is entitled to cast the number of votes equal to the number of whole shares of Mentari Common Stock into which the shares of preferred stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Holders of Mentari preferred stock vote together with holders of Mentari Common Stock as a single class and on an as-converted to common stock basis.

InMed	Mentari
will not, without the affirmative vote of the holders of a majority of the then outstanding InMed Series A Preferred Shares, (a) alter or change adversely the powers, preferences or rights given to InMed Series A Preferred Shares, (b) alter or amend the rights attached to InMed Series A Preferred Shares set forth in its articles, (c) amend its articles or other charter documents in any manner that adversely affects any rights of the holders of InMed Series A Preferred Shares, (d) file any notice of articles of amend the articles with respect to the special rights or restrictions attached to any series of InMed preferred shares (as defined in the Amended Articles), if such action would adversely alter or change the special rights or restrictions attached to InMed Series A Preferred Shares, (e) issue further InMed Series A Preferred Shares or increase or decrease (other than by conversion) the number of authorized InMed Series A Preferred Shares, (f) at any time while at least 30% of the originally issued InMed Series A Preferred Shares remains issued and outstanding, (i) consummate either (A) a Fundamental Transaction (as defined in the Amended Articles) or (B) any amalgamation, merger or consolidation of InMed or other business combination in which the shareholders of InMed immediately before such transaction do not hold at least a majority of the shares of InMed immediately after such transaction, (ii) increase the size of the InMed Board, (iii) adopt, amend or repeal any written delegation of authority policy, corporate authority matrix or similar document, framework or schedule unless approved by the unanimous vote of the InMed Board, or (iv) retain or replace InMed’s registered independent public accounting firm, independent compensation consultant or corporate counsel, or (g) enter into any agreement with respect to any of the foregoing. Following the closing of the Merger, each InMed Series A Preferred Share then outstanding will be convertible, at any time and from time to time, at the option of the holder of InMed Series A Preferred Shares, into a number of shares equal to 1,000 InMed Common Shares, subject to certain limitations, including that a holder of InMed Series A Preferred Shares is prohibited from converting InMed Series A Preferred Shares into InMed Common Shares if, as a result of such conversion, such holder, together with its affiliates, would beneficially own more than a specified percentage (initially set at 19.99%) of the total number of InMed Common Shares issued and outstanding immediately after giving effect to such conversion.

InMed	Mentari

Number and Qualification of Directors

A public company in British Columbia must have at least three directors. The InMed Articles provide that the number of directors may be set by ordinary resolution of the shareholders. Directors need not be shareholders of InMed.	The number of directors of Mentari is established from time to time by the Mentari Board. The Mentari Board currently consists of three members. Any decrease in the authorized number of directors shall not become effective until the expiration of the term of the directors then in office, unless, at the time of such decrease, there are vacancies on the board which are eliminated by the decrease.

Structure of Board of Directors; Term of Directors; Election of Directors

Under the BCBCA, unless the company’s articles provide otherwise, directors are elected by ordinary resolution at each annual general meeting and hold office until the next annual general meeting or until their successors are elected or appointed. The InMed Articles do not provide for a classified (staggered) board of directors.

Following the completion of the Merger, at all times when at least 30% of the originally issued InMed Series A Preferred Shares remains issued and outstanding: (i) the holders of InMed Series A Preferred Shares, exclusively and voting together as a separate class on an as-converted to common share basis, shall be entitled to elect two Preferred Directors; and (ii) the holders of InMed Common Shares and of any other class or series of voting share (including the InMed Series A Preferred Shares), exclusively and voting together as a single class on an as-converted to common share basis, shall be entitled to elect the balance of the total number of directors of InMed. Each Preferred Director shall be entitled to three votes on each matter presented to the InMed Board.

Mentari directors shall be elected at the annual meeting of stockholders by such stockholders as have the right to vote on such election. Election of directors need not be by written ballot. Each director shall hold office for a term of one year and until his or her successor is elected and qualified, or until such director’s earlier resignation or removal. All elections shall be determined by a plurality of the votes cast, except as otherwise required by law.
The holders of record of the shares of Mentari Series Seed Preferred Stock, voting together exclusively and as a separate class on an as-converted to common stock basis, are entitled to elect two directors of Mentari (the “Preferred Directors”). The holders of record of the shares of common stock and of any other class or series of voting stock (including the Mentari Series Seed Preferred Stock and Mentari Series A Preferred Stock), exclusively and voting together as a single class on an as-converted to common stock basis, shall be entitled to elect the balance of the total number of directors of Mentari (the “At-Large Directors”).

Removal of Directors

Under the InMed Articles, a director may be removed by special resolution of the shareholders (requiring not less than two-thirds of the votes cast at a meeting).

Following the completion of the Merger, any Preferred Director may be removed without cause only by the affirmative vote of the holders of a majority of the InMed Series A Preferred Shares.

Any director may be removed, with or without cause, by the holders of a majority of shares of the class or series of capital stock entitled to elect such director, voting together as a single class on an as-converted to common stock basis, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders.

InMed	Mentari

Vacancies on the Board of Directors

Under the BCBCA and the InMed Articles, a vacancy among the directors created by the removal of a director may be filled by the shareholders at the meeting at which the director is removed or, if not filled by the shareholders at such meeting, by the remaining directors. In the case of a casual vacancy, the remaining directors may fill the vacancy. The BCBCA and the InMed Articles permit the directors to appoint additional directors between annual general meetings, provided that the number of additional directors does not exceed one-third of the number of current directors who were elected or appointed as directors other than additional directors.

Following the completion of the Merger, at all times when at least 30% of the originally issued InMed Series A Preferred Shares remains issued and outstanding, any vacancies of a Preferred Director directorship resulting from death, resignation, disqualification, removal or other causes shall be filled by the affirmative vote of the holders of a majority of the InMed Series A Preferred Shares.

Any director may resign at any time upon notice given in writing or by electronic transmission to Mentari. Such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the happening of some other event. A vacancy in any director seat other than those required to be filled by a particular class or series of stockholders pursuant to the Mentari Charter can be filled by the vote or written consent in lieu of a meeting of a majority of the remaining director(s), although less than a quorum. Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify, unless sooner displaced. If there are no directors in office, then an election of directors may be held in the manner provided by statute.
If the holders of shares of a class or series of stock entitled to elect one or more directors fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, then any directorship not so filled shall remain vacant until such time as such holders elect a person to fill such directorship.

Stockholder Action by Written Consent

Under the BCBCA, shareholders may act by resolution consented to in writing by all of the shareholders entitled to vote on that resolution at a meeting of shareholders, or in the case of an ordinary resolution, consented to in writing by shareholders holding at least a special majority (two-thirds) of the votes to be cast on the resolution after being submitted to all voting shareholders.	Any action required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Every written consent shall bear the date of signature of each stockholder who signs the consent, and no written consent shall be effective to take the corporate action referred to therein unless, within 60 days of the earliest dated consent delivered to Mentari, a written consent signed by a sufficient number of stockholders to take action is delivered to Mentari.

InMed	Mentari

Quorum

Under the InMed Articles, the quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 33 1⁄3% of the issued shares entitled to be voted at the meeting.	Except as otherwise provided by the DGCL or the Mentari Charter, the holders of a majority of the voting power of all of the shares of stock entitled to vote at the meeting, present in person or by proxy, shall constitute a quorum for all purposes. Where a separate vote by a class or series is required, a majority of the voting power of the shares of such class or series present in person or represented by proxy shall constitute a quorum entitled to take action with respect to that vote on that matter. The stockholders present at a duly constituted meeting may continue to transact business until adjournment notwithstanding the withdrawal of enough stockholders to reduce the voting shares below a quorum. If a quorum shall fail to attend any meeting, the chairman of the meeting or the holders of a majority of the shares of stock entitled to vote who are present, in person or by proxy, may adjourn the meeting to another place, if any, date, or time.

Special Meetings of Shareholders

Under the InMed Articles, the directors may call a meeting of shareholders at any time. Under the BCBCA, shareholders holding at least 5% of the issued shares carrying the right to vote may requisition the directors to call a general meeting. If the directors do not call such a meeting within 21 days after receiving the requisition, the requisitioning shareholders (or any of them holding more than 2.5% of the issued voting shares) may call the meeting.	Special meetings of the stockholders, for any purpose or purposes prescribed in the notice of the meeting, may be called by the Mentari Board or the Chief Executive Officer if one is elected, or the President, and shall be held at such place, date, and time as they or he or she shall fix.

Notice of Shareholder Meetings

Under the BCBCA, notice of a meeting of shareholders must be sent not less than 21 days and not more than 2 months before the meeting to each shareholder entitled to attend the meeting. Under the InMed Articles, if a meeting is to consider special business, the notice must state the general nature of the special business.	Except as otherwise provided by the DGCL or the Mentari Charter, notice of the place, if any, date, and time of all meetings of the stockholders, the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, and the record date for determining the stockholders entitled to vote at the meeting, shall be given not less than 10 days nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting.

Advance Notice Requirements for Shareholder Proposals

Under the BCBCA, qualified shareholders holding at least 1% of InMed’s issued voting shares or whose shares have a fair market value in excess of CAD$2,000 in the aggregate may make proposals for matters to be considered at the annual general meeting of shareholders, subject to certain conditions and timelines prescribed by the BCBCA.	Neither the Mentari Charter nor the Mentari Bylaws contain advance notice requirements for stockholder proposals.

InMed	Mentari

Under the InMed Articles, nominations of persons for election to the InMed Board may be made at an annual general meeting of shareholders only (i) by or at the direction of the InMed Board, (ii) by or at the direction or request or one or more shareholders pursuant to a proposal (as described above), or (iii) by any shareholder of InMed who is a shareholder of record at the time of giving notice provided for in the InMed Articles and who complies with the notice procedures set forth in the InMed Articles.

Amendment of Organizational Documents

Under the BCBCA, a company may amend its articles by the type of resolution specified in the BCBCA; if the BCBCA does not specify a type, then by the type specified in the company’s articles; and if the articles do not specify a type, then by special resolution (requiring not less than two-thirds of the votes cast at a meeting). The InMed Articles provide that certain changes to InMed’s authorized share structure may be effected by directors’ resolution (including subdivisions, consolidations, and changes to the maximum number of shares of any class). If a right or special right attached to an issued class or series of shares would be prejudiced or interfered with by such an alteration, the BCBCA requires that holders of such class or series approve the alteration by a special separate resolution.

The Mentari Charter may be amended pursuant to Section 242 of the DGCL; provided that, at any time when shares of preferred stock are outstanding, the written consent or affirmative vote of the holders of at least a majority of the outstanding shares of preferred stock, voting together as a single class on an as-converted to common stock basis (the “Requisite Holders”), is required to (i) amend, alter or repeal of any provision of the Mentari Charter, (ii) create or issue any capital stock unless the same ranks junior to the preferred stock with respect to its special rights, powers and preferences or (iii) increase the authorized number of shares of preferred stock or any additional class or series of capital stock of Mentari unless the same ranks junior to the preferred stock with respect to its special rights, powers and preferences.

The Mentari Bylaws may be amended or repealed by the Mentari Board or by the stockholders; provided that, at any time when shares of preferred stock are outstanding, the written consent or affirmative vote of the Requisite Holders is required (in addition to any other vote required by law or the Mentari Charter) to amend, alter or repeal any provision of the Mentari Bylaws.

Limitation on Director Liability

Under the BCBCA, a director is jointly and severally liable to restore to the company any amount paid or distributed contrary to the BCBCA (such as improper dividends or improper share redemptions). A director will not be found liable if the director relied, in good faith, on financial statements represented by an officer or auditor of the company, or on a written report of a professional whose profession lends credibility. A director is not liable if the director did not know and could not reasonably have known that the act was contrary to the BCBCA.	The Mentari Charter provides that, to the fullest extent permitted by law, a director or officer of Mentari shall not be personally liable to Mentari or its stockholders for monetary damages for breach of fiduciary duty as a director or officer. If the DGCL or any other law of the State of Delaware is amended to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of Mentari shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

InMed	Mentari

Indemnification
Under the BCBCA and the InMed Articles, InMed must indemnify a director, former director, or alternate director and their heirs and legal personal representatives against all eligible penalties (subject to certain statutory limitations) to which such person is or may be liable, and InMed must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. An “eligible proceeding” means a legal proceeding in which an eligible party, by reason of the eligible party being or having been a director or officer of the company, is or may be joined as a party, or is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding. InMed has also entered into indemnification agreements with each of its directors and officers.

The Mentari Charter (i) permits Mentari to indemnify, to the fullest extent permitted by applicable law, any director or officer of Mentari, and (ii) authorizes Mentari to indemnify, to the extent permitted by the DGCL, any employee or agent of Mentari, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (for purposes of this paragraph, a “proceeding”) by reason of the fact that he or she is or was a director, officer, employee or agent of Mentari or is or was serving at the request of Mentari as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such proceeding. Mentari is required to indemnify a director or officer in connection with a proceeding initiated by such person only if the proceeding was authorized by the Mentari Board.

The Mentari Bylaws require Mentari to indemnify, to the fullest extent permitted by Delaware law, except in certain circumstances, each person who was or is made a party to or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (for purpose of this paragraph, a “proceeding”), by reason of the fact that he or she is or was a director or an officer of Mentari or is or was serving at the request of Mentari as a director, officer, or trustee of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (for purpose of this paragraph, an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director,officer or trustee, or in any other capacity while serving as a director, officer or trustee. The Mentari Bylaws also provide that an indemnitee will have the right to be paid by Mentari expenses (including attorney’s fees) incurred in defending any such proceeding in advance of its final disposition, provided, however, that, if the DGCL requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer shall be made only upon delivery to Mentari of an undertaking, by or on behalf of such indemnitee, to repay all amounts so advanced if it

InMed	Mentari
shall ultimately be determined by final judicial decision from which there is no further right to appeal that such indemnitee is not entitled to be indemnified for such expenses. The Mentari Bylaws also provide that the rights to indemnification and advancement of expenses shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, the Mentari Charter, the Mentari Bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

Conversion Rights

InMed Common Shares are neither convertible nor redeemable.

When InMed Series A Preferred Shares is issued in connection with the Merger, the holders of InMed Series A Preferred Shares will have the right to convert such shares into InMed Common Shares at any time at a ratio of 1 share of InMed Series A Preferred Shares to 1,000 InMed Common Shares, subject to certain limitations, including that a holder of InMed Series A Preferred Shares is prohibited from converting InMed Series A Preferred Shares into InMed Common Shares if, as a result of such conversion, such holder, together with its affiliates, would beneficially own more than a specified percentage (initially set at 19.99%) of the total number of InMed Common Shares issued and outstanding immediately after giving effect to such conversion.

The Mentari Charter provides that holders of preferred stock have the right to convert such shares into shares of common stock, at the option of the holder, at any time, at a conversion rate in accordance with the terms set forth in the Mentari Charter. In addition, upon the earliest to occur of (i) immediately prior to the closing of the sale of shares of common stock to the public at a price of at least $4.00 per share (subject to appropriate adjustment for any stock dividend, stock split, combination or other similar recapitalization with respect to the common stock), in a firm- commitment underwritten public offering pursuant to an effective registration statement under the Securities Act, resulting in at least $75,000,000 of gross proceeds, net of the underwriting discount and commissions, to Mentari and in connection with such offering the shares of Mentari Common Stock are listed for trading on the Nasdaq Stock Market’s National Market, the New York Stock Exchange or another exchange or marketplace approved by the Mentari Board; (ii) immediately prior to the closing of a business combination pursuant to which Mentari becomes a public company under the terms set forth in the Mentari Charter; and (iii) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders, all outstanding shares of preferred stock will automatically be converted into shares of common stock at the then effective conversion rate as calculated in accordance with the Mentari Charter.

Right of First Refusal

Certain stockholders party to the Mentari ROFR Agreement wishing to transfer any shares of Mentari capital stock (other than any shares of preferred stock or common stock that are issued or issuable upon conversion of preferred stock) must first provide Mentari with the right to purchase such shares. In such an event, if Mentari does not elect to exercise its

InMed	Mentari
right of first refusal in full, certain stockholders party to the Mentari ROFR Agreement have a secondary refusal right to purchase all or any portion of such shares of Mentari capital stock which are proposed for sale or transfer and not purchased by Mentari pursuant to its right of first refusal.

Right of Co-Sale

Certain stockholders party to the Mentari ROFR Agreement have a right of co-sale with respect to any Mentari capital stock proposed to be transferred or sold that is not either purchased by Mentari by exercise of its right of first refusal (as further described above) or by any Mentari stockholder by exercise of their secondary refusal right (as further described above), each pursuant to the Mentari ROFR Agreement.

Preemptive Rights

Holders of InMed Common Shares do not have preemptive or other similar subscription rights to purchase any securities of InMed.	Mentari stockholders do not have preemptive rights. Thus, if additional shares of Mentari Common Stock are issued, the current holders of Mentari Common Stock will own a proportionately smaller interest in a larger number of outstanding shares of common stock to the extent that they do not participate in the additional issuance.

Dividends and Distributions

Under the BCBCA, InMed may pay a dividend unless there are reasonable grounds for believing that InMed is insolvent, or the payment of the dividend would render InMed insolvent. Subject to preferences that may apply to any outstanding InMed Preferred Shares, holders of InMed Common Shares are entitled to receive dividends when, as and if declared by the InMed Board. Holders of InMed Series A Preferred Shares are entitled to receive dividends on an as-if-converted-to-InMed Common Shares basis (without regard to the Beneficial Ownership Limitation) equal to and in the same form as dividends actually paid on the InMed Common Shares. InMed has never declared or paid any cash dividends on the InMed Common Shares.	Mentari shall not declare, pay or set aside any dividends (other than dividends on shares of common stock payable in shares of common stock) unless holders of preferred stock first receive, or simultaneously receive, a dividend on each outstanding share of preferred stock in an amount calculated in accordance with the Mentari Charter.

Exclusive Forum

The InMed Articles do not contain an exclusive forum provision.	The Mentari Charter provides that, unless Mentari consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of Mentari, (ii) any action asserting a claim of breach of fiduciary duty owed by any director,

InMed	Mentari
officer or other employee of Mentari to Mentari or Mentari’s stockholders, (iii) any action asserting a claim against Mentari, its directors, officers or employees arising pursuant to any provision of the DGCL, the Mentari Charter or the Mentari Bylaws or (iv) any action asserting a claim against Mentari, its directors, officers or employees governed by the internal affairs doctrine or that otherwise relates to the internal affairs of Mentari, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. These provisions may impose additional costs on Mentari’s stockholders in pursuing any such claims, particularly if the stockholders do not reside in or near the State of Delaware or were permitted to select another jurisdiction. Additionally, these provisions may limit Mentari’s stockholders’ ability to bring a claim in a judicial forum that they find favorable for disputes with Mentari or its directors, officers or other employees, which may discourage such lawsuits against Mentari and its directors, officers and other employees even though an action, if successful, might benefit its stockholders.

Registration Rights

Other than in connection with the Merger, InMed shareholders do not have any registration rights.

In connection with the Merger, InMed will enter into the Registration Rights Agreement with the investors participating in the Mentari Pre-Closing Financing, pursuant to which, among other things, the Combined

Under the Mentari IRA, certain holders of Mentari capital stock that are party to the Mentari IRA, have certain registration rights, including the right to demand that Mentari file a registration statement, so called “demand” registration rights, or request that their shares be covered by a registration statement that Mentari is otherwise filing, so-called
Company will agree to prepare and file a resale registration statement covering the resale of certain InMed Common Shares within 30 business days of the Closing pursuant to Rule 415 and to use its commercially reasonable efforts to keep such registration statement continuously effective under the Securities Act. The Registration Rights Agreement also provides that the Combined Company will pay certain expenses relating to such registrations and indemnify the applicable securityholders against certain liabilities.	“piggyback” registration rights. The registration rights granted under the Mentari IRA will terminate upon the earlier of: (i) the closing of a Deemed Liquidation Event (as such term is defined in the Mentari Charter), (ii) such time after Mentari’s initial public offering when all registrable securities could be sold under Rule 144 of the Securities Act or a similar exemption without limitation during a three-month period without registration or (iii) the third anniversary of Mentari’s initial public offering.

InMed	Mentari

Share Transfer Restrictions Applicable to Shareholders

InMed Common Shares are freely transferable subject to applicable securities laws. InMed is a “public company” under the BCBCA and accordingly the transfer restrictions applicable to non-reporting companies under the InMed Articles (Article 26.3) do not apply.	Transfers of shares of Mentari capital stock are subject to restrictions set forth in the Mentari Bylaws, Mentari ROFR Agreement and Mentari IRA.

PRINCIPAL SHAREHOLDERS OF INMED

The table below sets forth information known to us regarding the beneficial ownership of the InMed Common Shares as of June 30, 2026 for:

•	each person or group of affiliated persons known by us to be the beneficial owner(s) of more than 5% of the outstanding InMed Common Shares;

•	each of InMed’s directors and named executive officers; and

•	all of the directors and executive officers as a group.

The number of InMed Common Shares beneficially owned by a person includes shares subject to options, warrants or other convertible securities held by that person that are currently exercisable or that become exercisable within sixty (60) days of June 30, 2026. Percentage calculations assume, for each person and group, that all InMed Common Shares that may be acquired by such person or group pursuant to options, warrants, or other convertible securities that are held or currently exercisable or that become exercisable within sixty (60) days of June 30, 2026 are outstanding for the purpose of computing the percentage of InMed Common Shares owned by such person or group. However, such unissued InMed Common Shares described above are not deemed to be outstanding for calculating the percentage of InMed Common Shares owned by any other person. The percentage of InMed Common Shares beneficially owned is computed on the basis of 5,339,436 InMed Common Shares issued and outstanding as of June 30, 2026. Except as otherwise indicated, the persons in the table below have sole voting and investment power with respect to all InMed Common Shares shown as beneficially owned by them, subject to community property laws where applicable. InMed does not know of any arrangement, the operation of which may at a subsequent date result in a change of control.

Unless otherwise noted, the business address of each of the individuals and entities listed in the table below is Suite 1445-885 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3E8.

Name and Address of Beneficial Owner	Number of InMed Common Shares Beneficially Owned	Percentage of InMed Common Shares Beneficially Owned (%)
Five Percent or More Shareholders:
ADAR1 Capital Management, LLC (1)	800,000	14.98%
Vivo Opportunity (2)	790,970	14.81%
Sabby Volatility Warrant Master Fund, Ltd. (3)	479,253	8.65%
Squadron Master Fund LP (4)	325,000	6.09%
Named Executive Officers and Directors:
Eric A. Adams(5)	20,509	0.38%
Eric Hsu(6)	6,710	0.13%
Michael Woudenberg(7)	9,422	0.18%
Netta Jagpal(8)	8,172	0.15%
Andrew Hull(9)	2,873	0.05%
John Bathery(10)	980	0.02%
Neil Klompas(11)	980	0.02%
Nicole Lemerond(12)	975	0.02%

All executive officers and directors as a group (8 persons)	50,621	0.94%

(1)

ADAR1 Capital Management, LLC’s beneficial ownership consists of 800,000 InMed Common Shares, which is based solely on information contained in the Schedule 13G filed by ADAR1 Capital Management, LLC and Daniel Schneeberger with the SEC on June 5, 2026. The 800,000 InMed

Common Shares are owned directly by private investment funds managed by ADAR1 Capital Management, LLC, and such securities may be deemed to be indirectly beneficially owned by ADAR1 Capital Management, LLC. Such securities may also be deemed to be indirectly beneficially owned by Daniel Schneeberger, the sole manager of ADAR1 Capital Management, LLC. The address of DAR1 Capital Management, LLC and Daniel Schneeberge is 3503 Wild Cherry Drive, Building 9, Austin, Texas 78738.
(2)

Vivo Opportunity’s beneficial ownership consists of 718,444 InMed Common Shares held by Vivo Opportunity Fund Holdings, L.P. and 72,535 InMed Common Shares held by Vivo Opportunity Cayman Fund, L.P., which is based solely on information contained in the Schedule 13D filed by Vivo Opportunity Fund Holdings, L.P., Vivo Opportunity, LLC, Vivo Opportunity Cayman Fund, L.P. and Vivo Opportunity Cayman, LLC with the SEC on June 10, 2026. The 718,444 InMed Common Shares are held of record by Vivo Opportunity Fund Holdings, L.P. and Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P. The 72,535 InMed Common Shares are held of record by Vivo Opportunity Cayman Fund, L.P. and Vivo Opportunity Cayman, LLC is the general partner of Vivo Opportunity Cayman Fund, L.P. Kevin Dai is the managing member of Vivo Opportunity Fund Holdings, L.P., Vivo Opportunity, LLC, Vivo Opportunity Cayman Fund, L.P. and Vivo Opportunity Cayman, LLC. The address of Vivo Opportunity Fund Holdings, L.P., Vivo Opportunity, LLC, Vivo Opportunity Cayman Fund, L.P. and Vivo Opportunity Cayman, LLC is 192 Lytton Avenue, Palo Alto, CA 94301.

(3)

Sabby Volatility Warrant Master Fund, Ltd.’s beneficial ownership consists of 280,138 InMed Common Shares, which is based solely on information contained in the Schedule 13G filed by Sabby Volatility Warrant Master Fund, Ltd., Sabby Management, LLC and Hal Mintz with the SEC on January 20, 2026, and preferred investment options issued prior to InMed’s private placement of InMed Common Shares and short-term preferred investment options, as reported on June 25, 2025, that are exercisable for 199,115 InMed Common Shares (the “Existing Investment Options”) as of June 30, 2026. Sabby Management, LLC is the investment manager of Sabby Fund and shares voting and investment power with respect to these shares in this capacity. As manager of Sabby Management, LLC, Hal Mintz also shares voting and investment power on behalf of Sabby Fund. Each of Sabby Management, LLC and Hal Mintz disclaims beneficial ownership of the securities listed except to the extent of their pecuniary interest therein. The address of Sabby Fund, Sabby Management, LLC and Hal Mintz is c/o Captiva (Cayman) Ltd., Governors Square, Bldg 4, 2nd Floor, 23 Lime Tree Bay Avenue, P.O. Box 32315, Grand Cayman KY1-1209, Cayman Islands.

(4)

Squadron Master Fund LP’s beneficial ownership consists of 325,000 InMed Common Shares, which is based solely on information contained in the Schedule 13G filed by Squadron Master Fund LP, Squadron Capital Management, LLC, Matthew Sesterhenn and William Blankwith the SEC on May 27, 2026. Squadron Capital Management, LLC, which serves as investment adviser to Squadron Master Fund LP, may be deemed to be the beneficial owner of all InMed Common Shares held by Squadron Master Fund LP. Matthew Sesterhenn and William Blank, as partners of Squadron Capital Management, LLC, with the power to exercise investment and voting discretion, may be deemed to be the beneficial owner of all InMed Common Shares held by Squadron Master Fund LP. Pursuant to Rule 13d-4 under the Exchange Act, Squadron Capital Management, LLC and Mr. Sesterhenn and Mr. Blank expressly disclaim beneficial ownership over any of the securities reported. The address of Squadron Master Fund LP, Squadron Capital Management, LLC, Matthew Sesterhenn and William Blankwith is c/o Squadron Capital Management, LLC, 999 Oakmont Plaza Drive, Suite 600, Westmont, IL 60559.

(5)

Eric A. Adams’ beneficial ownership consists of 2,197 InMed Common Shares owned directly and 18,312 InMed Common Shares issuable pursuant to presently exercisable options. Not reflected in the table are 597 InMed Common Shares beneficially owned by Mr. Adams’ spouse. Mr. Adams disclaims beneficial ownership of the 597 InMed Common Shares held by his spouse.

(6)	Eric Hsu’s beneficial ownership consists of 2 InMed Common Shares owned directly and 6,708 InMed Common Shares issuable pursuant to presently exercisable options.

(7)	Michael Woudenberg’s beneficial ownership consists of 1 InMed Common Share owned directly and 9,421 InMed Common Shares issuable pursuant to presently exercisable options.
(8)	Netta Jagpal’s beneficial ownership consists of 8,172 InMed Common Shares issuable pursuant to presently exercisable options.
(9)	Andrew Hull’s beneficial ownership consists of 1,912 InMed Common Shares owned directly and 961 InMed Common Shares issuable pursuant to presently exercisable options.
(10)	John Bathery’s beneficial ownership consists of 980 InMed Common Shares issuable pursuant to presently exercisable options.
(11)	Neil Klompas’ beneficial ownership consists of 980 InMed Common Shares issuable pursuant to presently exercisable options.
(12)	Nicole Lemerond’s beneficial ownership consists of 975 InMed Common Shares issuable pursuant to presently exercisable options.

PRINCIPAL STOCKHOLDERS OF MENTARI

The following table sets forth certain information known to Mentari regarding beneficial ownership of Mentari capital stock on an as-converted to Mentari Common Stock basis as of May 31, 2026 for:

•	each person or group of affiliated persons, who is known by Mentari to be the beneficial owner of more than 5% of Mentari capital stock;

•	each of Mentari’s directors;

•	each Mentari named executive officer; and

•	all of Mentari’s executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and thus represents voting or investment power with respect to Mentari’s securities. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of the date of this table. Shares of Mentari Common Stock that an individual has the right to acquire within 60 days of the date of this table are deemed to be outstanding and beneficially owned by the individual for the purpose of computing the percentage ownership of that individual, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. To Mentari’s knowledge and subject to applicable community property rules, and except as otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned. The percentage of beneficial ownership shown prior to the Merger and Mentari Pre-Closing Financing in the table below is based on 65,384,254 shares of Mentari Common Stock deemed to be outstanding as of the date of this table, assuming the conversion of all outstanding shares of Mentari Preferred Stock into shares of Mentari Common Stock. The following table does not reflect any shares of Mentari Common Stock or Mentari Pre-Funded Warrants that such holders have agreed to purchase in the Mentari Pre-Closing Financing.

Unless otherwise indicated, the address for each beneficial owner is c/o Mentari Therapeutics, Inc., 221 Crescent Street, Building 23, Suite 105, Waltham, MA 02453.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Outstanding Beneficially Owned
5% or Greater Stockholders
Fairmount Healthcare Fund II, L.P.(1)	27,287,036	41.7%
Entities Affiliated with Fidelity(2)	7,287,036	11.1%
Entities Affiliated with Deep Track(3)	5,829,629	8.9%
Entities Affiliated with AH Bio Fund IV, LP(4)	5,465,277	8.4%
Commodore Capital Master LP(5)	5,465,277	8.4%
Entities Affiliated with Janus Henderson Investors(6)	5,465,277	8.4%
Named Executive Officers and Directors
Julianne Bruno(7)	166,667	* %
Michelle Pernice(8)	138,889	* %
Laura Sandler	—	* %
All executive officers and directors as a group (3 persons)(9)	305,556	* %

*	Less than 1%.

(1)

Consists of 27,287,036 shares of Mentari Common Stock issuable upon conversion of 20,000,000 shares of Mentari Series Seed Preferred Stock and 7,287,036 shares of Mentari Series A Preferred Stock held directly by Fairmount Healthcare Fund II, L.P. (“Fairmount Fund II”). Fairmount Funds Management LLC (“Fairmount”) serves as investment manager for Fairmount Fund II. Fairmount Fund II has delegated to Fairmount the sole power to vote and the sole power to dispose of all securities held in Fairmount Fund II’s portfolio. Because Fairmount Fund II has divested itself of voting and investment power over the securities it holds and may not revoke that delegation on less than 61 days’ notice, Fairmount Fund II disclaims beneficial ownership of the securities it holds. As managers of Fairmount, Peter Harwin and Tomas Kiselak may be deemed to have voting and investment power over the shares held by Fairmount Fund II. Fairmount, Peter Harwin and Tomas Kiselak disclaim beneficial ownership of such shares, except to the extent of any pecuniary interest therein. The address of the entities and individuals listed is 200 Barr Harbor Drive, Suite 400, West Conshohocken, PA 19428.

(2)

Consists of (i) 2,698,735 shares of Mentari Common Stock issuable upon conversion of 2,698,735 shares of Mentari Series A Preferred Stock held by Fidelity Growth Company Commingled Pool, (ii) 2,005,263 shares of Mentari Common Stock issuable upon conversion of 2,005,263 shares of Mentari Series A Preferred Stock held by Fidelity Mt. Vernon Street Trust: Fidelity Growth Company Fund, (iii) 1,457,407 shares of Mentari Common Stock issuable upon conversion of 1,457,407 shares of Mentari Series A Preferred Stock held by Fidelity Advisor Series VII: Fidelity Advisor Biotechnology Fund, (iv) 593,950 shares of Mentari Common Stock issuable upon conversion of 593,950 shares of Mentari Series A Preferred Stock held by Fidelity Mt. Vernon Street Trust: Fidelity Growth Company K6 Fund, and (v) 531,681 shares of Mentari Common Stock issuable upon conversion of 531,681 shares of Mentari Series A Preferred Stock held by Fidelity Mt. Vernon Street Trust: Fidelity Series Growth Company Fund. FMR LLC, a registered investment adviser, is the investment manager or investment adviser to each of the foregoing funds and accounts and may be deemed to beneficially own the shares held by such funds and accounts. Abigail P. Johnson is a Director, the Chairman, and the Chief Executive Officer of FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. FMR LLC and Abigail P. Johnson each have sole dispositive power over the shares reported herein; neither has sole voting power over such shares. The address of FMR LLC and Abigail P. Johnson is 245 Summer Street, Boston, Massachusetts 02110.

(3)

Consists of (i) 4,197,333 shares of Mentari Common Stock issuable upon conversion of 4,197,333 shares of Mentari Series A Preferred Stock held by Deep Track Biotechnology Master Fund, Ltd., a Cayman Islands exempted company, and (ii) 1,632,296 shares of Mentari Common Stock issuable upon conversion of 1,632,296 shares of Mentari Series A Preferred Stock held by Deep Track Special Opportunities Fund, LP, a Delaware limited partnership (together, the “Deep Track Funds”). Deep Track Capital, LP (“Deep Track Capital”), a Delaware limited partnership, serves as investment manager to each of the Deep Track Funds and, in such capacity, may be deemed to have sole power to vote and to dispose of all shares held by the Deep Track Funds. David Kroin, as the controlling person of Deep Track Capital, may be deemed to have voting and investment power over the shares beneficially owned by Deep Track Capital. Each of Deep Track Capital and David Kroin disclaims beneficial ownership of such shares except to the extent of any pecuniary interest therein. The address of the entities and individuals listed is c/o Deep Track Capital, LP, 200 Greenwich Avenue, Greenwich, Connecticut 06830.

(4)

Consists of 5,465,277 shares of Mentari Common Stock issuable upon conversion of 5,465,277 shares of Mentari Series A Preferred Stock held of record by AH Bio Fund IV, L.P. (“AH Bio IV”), for itself and as nominee for certain affiliated entities (collectively, the “AH Bio Fund IV Entities”). AH Equity Partners Bio IV, L.L.C. (“AH EP Bio IV”), the general partner of AH Bio IV, may be deemed to have sole power to vote and to dispose of the shares held by AH Bio IV for itself and as nominee for the AH Bio Fund IV Entities.

Marc Andreessen and Benjamin Horowitz, as the managing members of AH EP Bio IV, may be deemed to have shared power to vote and to dispose of such shares. The address of the entities and individuals listed is c/o AH Capital Management, L.L.C., 2865 Sand Hill Road, Suite 101, Menlo Park, California 94025.
(5)

Consists of 5,465,277 shares of Mentari Common Stock issuable upon conversion of 5,465,277 shares of Mentari Series A Preferred Stock held by Commodore Capital Master LP (“Commodore Master”), a Cayman Islands exempted limited partnership. Commodore Capital LP (the “Firm”), a Delaware limited partnership, serves as investment manager to Commodore Master and, in such capacity, may be deemed to beneficially own the shares held by Commodore Master. Michael Kramarz and Robert Egen Atkinson, as the managing partners of the Firm, exercise investment discretion with respect to such shares. Each of the Firm, Dr. Kramarz, and Dr. Atkinson disclaims beneficial ownership of such shares except to the extent of any pecuniary interest therein. The address of the entities and individuals listed is 444 Madison Avenue, Floor 35, New York, New York 10022.

(6)

Consists of 5,465,277 shares of Mentari Common Stock issuable upon conversion of Mentari Series A Preferred Stock held by Janus Henderson Biotech Innovation Master Fund Limited (“Janus Master Fund”). Such shares may be deemed to be beneficially owned by Janus Henderson Investors US LLC (“Janus”), an investment adviser registered under the Investment Advisers Act of 1940, as amended, who acts as investment adviser for Janus Master Fund and has the ability to make decisions with respect to the voting and disposition of the shares subject to the oversight of the board of directors of Janus Master Fund. Under the terms of its management contract with Janus Master Fund, Janus has overall responsibility for directing the investments of Janus Master Fund in accordance with the investment objective, policies, and limitations. Janus Master Fund has one or more portfolio managers appointed by and serving at the pleasure of Janus whom make decisions with respect to the disposition of the shares. The portfolio managers for Janus Master Fund are Andrew Acker, Daniel S. Lyons, and Agustin Mohedas. The business address of each of the aforementioned parties is c/o Janus Henderson Investors US LLC, 151 Detroit Street, Denver, Colorado 80206.

(7)	Consists of 166,667 shares of restricted common stock.
(8)	Consists of 138,889 shares of restricted common stock.
(9)	See notes 7 and 8.

PRINCIPAL STOCKHOLDERS OF THE COMBINED COMPANY

Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus does not give effect to the proposed Reverse Stock Split.

The following table sets forth certain information regarding beneficial ownership of the Combined Company’s common stock immediately after consummation of the Merger, assuming the consummation of the Merger occurred on    , 2026 for:

•	each person or group of affiliated persons, who is expected by InMed and Mentari to be the beneficial owner of more than 5% of the Combined Company’s common stock;

•	each person expected to be a director of the Combined Company;

•	each person expected to be a named executive officer of the Combined Company; and

•	all of the Combined Company’s expected directors and executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and thus represents voting or investment power with respect to the Combined Company’s securities. Under such rules, beneficial ownership includes any shares over which the individual or entity has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of    , 2026. Shares of the Combined Company’s common stock that an individual or entity has the right to acquire within 60 days of    , 2026 are deemed to be outstanding and beneficially owned by the individual or entity for the purpose of computing the percentage ownership of that individual, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. To InMed’s and Mentari’s knowledge and subject to applicable community property rules, and except as otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned.

The table lists applicable percentage ownership based on    shares of common stock expected to be outstanding upon consummation of the Merger, after giving effect to the Mentari Pre-Closing Financing and prior to giving effect to the anticipated Reverse Stock Split and includes    shares of unvested restricted common stock. The number of shares beneficially owned includes shares of common stock that each person has the right to acquire within 60 days, including upon the exercise of stock options and warrants. These stock options and warrants shall be deemed to be outstanding for the purpose of computing the percentage of outstanding shares of the Combined Company’s common stock expected to be owned by such person but shall not be deemed to be outstanding for the purpose of computing the percentage of outstanding shares of the combined organization’s common stock expected to be owned by any other person.

Immediately after the Merger, InMed securityholders as of immediately prior to the Merger are expected to own approximately    % of the outstanding shares of capital stock of the Combined Company (on a fully-diluted basis), and former holders of Mentari securities are expected to own approximately    % of the outstanding shares of capital stock of the Combined Company (on a fully-diluted basis), subject to certain assumptions, including, but not limited to, InMed’s Net Cash as of closing being equal to $    . There can be no assurances any of these assumptions will be accurate at closing when the final Exchange Ratio is determined. The table below assumes that, based on InMed’s and Mentari’s capitalization as of    , 2026, the Exchange Ratio is estimated to be equal to approximately    InMed Common Shares for each share of Mentari Common Stock, prior to giving effect to the anticipated Reverse Stock Split. The estimated Exchange Ratio was derived on a fully-diluted basis, using a stipulated value of Mentari of $125.0 million and of InMed of $6.4 million, assuming Net Cash of $    as of Closing. The final Exchange Ratio is subject to adjustment prior to the closing of the Merger based upon InMed’s Net Cash at Closing and the aggregate proceeds from the sale of Mentari Common Stock and Mentari Pre-Funded Warrants in the Mentari Pre-Closing Financing.

Unless otherwise indicated, the address for each beneficial owner is c/o Mentari Therapeutics, Inc., 221 Crescent Street, Building 23, Suite 105, Waltham, MA 02453.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Outstanding Beneficially Owned
5% or Greater Stockholders
Named Executive Officers and Directors
All executive officers and directors as a group (persons)

LEGAL MATTERS

Norton Rose Fulbright US LLP will pass on certain legal matters with respect to United States federal law in connection with the securities offered by this proxy statement/prospectus. Norton Rose Fulbright Canada LLP will pass on certain legal matters with respect to Canadian law in connection with the securities offered by this proxy statement/prospectus.

EXPERTS

The consolidated financial statements of InMed Pharmaceuticals Inc. as of and for the year ended June 30, 2025 appearing in this registration statement have been audited by CBIZ CPAs P.C., independent registered public accounting firm, as set forth in their report thereon, which report expresses an unqualified opinion and includes an explanatory paragraph relating to going concern, appearing elsewhere in this proxy statement/prospectus, and are included in reliance upon such report given on the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of InMed Pharmaceuticals Inc. as of and for the year ended June 30, 2024 appearing in this registration statement have been audited by Marcum LLP, independent registered public accounting firm, as set forth in their report thereon, which report expresses an unqualified opinion and includes an explanatory paragraph relating to going concern, appearing elsewhere in this proxy statement/prospectus, and are included in reliance upon such report given on the authority of said firm as experts in accounting and auditing.

The financial statements of Mentari Therapeutics, Inc. at December 31, 2025, and for the period from June 13, 2025 (inception) to December 31, 2025, included in the Proxy Statement of InMed Pharmaceuticals, Inc., which is referred to and made a part of this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about Mentari’s ability to continue as a going concern as described in Note 1 to the financial statements) appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

InMed is subject to the informational requirements of the Exchange Act and in accordance therewith, files annual, quarterly and current reports, proxy statements, and other information with the SEC electronically, and the SEC maintains a website that contains InMed’s filings as well as reports, proxy and information statements, and other information issuers file electronically with the SEC at www.sec.gov. InMed is also a reporting issuer in certain provinces of Canada and files annual and interim financial statements, management information circulars, material change reports and other continuous disclosure documents with the applicable Canadian securities regulators electronically on SEDAR+, which are available under InMed’s profile at www.sedarplus.ca. Financial information is provided in InMed’s comparative annual financial statements and MD&A for its most recently completed financial year.

InMed also makes available free of charge on or through its website at www.inmedpharma.com, its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after InMed electronically files such material with or otherwise furnishes it to the SEC. The website addresses for the SEC and InMed are inactive textual references and except as specifically incorporated by reference into this proxy statement/prospectus, information on those websites is not part of this proxy statement/prospectus.

InMed has filed with the SEC a registration statement on Form S-4, of which this proxy statement/prospectus is a part, under the Securities Act to register the InMed Common Shares (including the InMed Common Shares issuable upon conversion of InMed Series A Preferred Shares) to be issued to Mentari stockholders in the Merger. This proxy statement/prospectus also constitutes the management information circular of InMed with respect to the InMed Shareholders Meeting under applicable Canadian securities laws. The registration statement, including the attached annexes, exhibits and schedules, contains additional relevant information about InMed and InMed Common Shares. This proxy statement/prospectus does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC.

InMed has supplied all information contained in this proxy statement/prospectus relating to InMed and Mentari has supplied all information contained in this proxy statement/prospectus relating to Mentari.

If you would like to request documents from InMed or Mentari, please send a request in writing or by telephone to either InMed or Mentari at the following addresses:

InMed Pharmaceuticals Inc. Suite 1445 - 885 W. Georgia Street Vancouver, B.C. Canada V6C 3E8 Attn: Secretary Tel: (604) 669-7207	Mentari Therapeutics, Inc. 221 Crescent Street, Building 23, Suite 105 Waltham, MA 02453 Attn: Tel:

InMed has filed its Annual Report on Form 10-K for the year ended June 30, 2025 with the SEC. It is available free of charge at the SEC’s web site at www.sec.gov and under InMed’s profile on SEDAR+ at www.sedarplus.ca. Upon written request by an InMed shareholder, InMed will mail without charge a copy of its Annual Report on Form 10-K, including the financial statements, but excluding exhibits to the Annual Report on Form 10-K. Exhibits to the Annual Report on Form 10-K are available upon payment of a reasonable fee, which is limited to InMed’s expenses in furnishing the requested exhibit. All requests should be directed to InMed’s Secretary, Suite 1445—885 W. Georgia Street, Vancouver, B.C. Canada V6C 3E8.

If you are an InMed shareholder and would like additional copies, without charge, of this proxy statement/prospectus or if you have questions about the Merger, including the procedures for voting your shares, you should contact,    , at the following telephone number:

Banks and Brokers Call:

Shareholders Call Toll Free:

SHAREHOLDER PROPOSALS OR DIRECTOR NOMINATIONS FOR 2026 ANNUAL MEETING

The InMed Shareholders Meeting is a special meeting of InMed shareholders convened solely for the purpose of considering the proposals described in this proxy statement/prospectus. InMed’s next annual general meeting of shareholders is expected to be its 2026 annual general meeting. The following information is provided for shareholders who wish to submit proposals or director nominations for that meeting.

Any proposals of holders of InMed Common Shares intended to be presented pursuant to Rule 14a-8 under the Exchange Act, at the annual general meeting of shareholders to be held in 2026 must have been received by InMed, addressed to the Secretary of InMed at Suite 1445 – 885 West Georgia St., Vancouver, British Columbia, Canada V6C 3E8, by June 30, 2026, and must satisfy all applicable requirements of Rule 14a-8, to be considered for inclusion in InMed’s proxy statement and management information circular and form of proxy related to such meeting.

After June 3, 2026, notice to InMed of a shareholder proposal submitted otherwise than pursuant to Rule 14a-8 will be considered untimely, and the persons named in proxies solicited by the InMed Board for the 2026 annual general meeting may exercise discretionary voting authority with respect to any such proposal as to which InMed does not receive timely notice.

Shareholders intending to nominate a person for election as a director at the annual general meeting of shareholders to be held in 2026 must comply with the requirements set forth in the InMed Articles and any applicable requirements under the BCBCA. In addition to any other requirements under applicable laws, the InMed Articles require, among other things, that InMed’s Secretary receive notice, in proper written form (as defined in the InMed Articles), from the shareholder of record not less than 30 days nor more than 65 days prior to the date of the 2026 annual general meeting of shareholders; provided, however, that if the 2026 annual general meeting of shareholders is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual general meeting was made, notice by the nominating shareholder may be made not later than the close of business on the 10th day following the date of such first public announcement.

Notwithstanding the above, if InMed’s 2026 annual general meeting is more than 30 days before or more than 30 days after December 18, 2026, the time period for a shareholder to submit a proposal or nomination will be modified, and such modification will be communicated to shareholders, in accordance with applicable law.

In addition to satisfying the foregoing requirements, to comply with the universal proxy rules, shareholders who intend to solicit proxies in support of director nominees other than InMed’s nominees for the 2026 annual general meeting must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than 60 calendar days prior to the anniversary date of the 2025 annual general meeting (i.e., no later than October 18, 2026).

Notwithstanding the foregoing, if the Merger is consummated prior to InMed’s 2026 annual general meeting, the Combined Company board of directors will be reconstituted in accordance with the Merger Agreement and InMed’s current directors will no longer be in office. In that event, shareholders should refer to any proxy materials issued by the Combined Company for information regarding future shareholder meetings, proposals and nominations.

A copy of the InMed Articles may be obtained by accessing InMed’s filings on the SEC’s website at www.sec.gov or under InMed’s profile on SEDAR+ at www.sedarplus.ca. You may also contact InMed’s Secretary at Suite 1445 – 885 West Georgia St., Vancouver, British Columbia, Canada V6C 3E8 for a copy of the relevant provisions regarding the requirements for making shareholder proposals and nominating director candidates.

INDEX TO MENTARI THERAPEUTICS, INC.’S FINANCIAL STATEMENTS

Period from June 13, 2025 (Inception) to December 31, 2025
Report of Independent Registered Public Accounting Firm (PCAOB ID: 42)	F-48
Balance Sheet as of December 31, 2025	F-50
Statement of Operations and Comprehensive Loss for the period from June 13, 2025 (Inception) to December 31, 2025	F-51
Statement of Convertible Preferred Stock and Stockholders’ (Deficit) Equity for the period from June 13, 2025 (Inception) to December 31, 2025	F-52
Statement of Cash Flows for the period from June 13, 2025 (Inception) to December 31, 2025	F-53
Notes to Financial Statements	F-54

Three Months Ended March 31, 2026
Unaudited Condensed Consolidated Balance Sheets as of March 31, 2026 and December 31, 2025	F-74
Unaudited Condensed Consolidated Statement of Operations and Comprehensive Loss for the three months ended March 31, 2026	F-75
Unaudited Condensed Consolidated Statement of Convertible Preferred Stock and Stockholders’ (Deficit) Equity for the three months ended March 31, 2026.	F-76
Unaudited Condensed Consolidated Statement of Cash Flows for the three months ended March 31, 2026	F-77
Notes to Unaudited Condensed Consolidated Financial Statements	F-78

Report of Independent Registered Public Accounting Firm
To the Stockholders and Board of Directors of
InMed Pharmaceuticals Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheet of InMed Pharmaceuticals Inc. (the “Company”) as of June 30, 2025, the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the year ended June 30, 2025 , and the related notes (collectively referred to as the “financial statements”). In our opinion, , the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2025, and the results of its operations and its cash flows for the year ended June 30, 2025, in conformity with accounting principles generally accepted in the United States of America.
Explanatory Paragraph — Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1, the Company has a significant working capital deficiency, has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ CBIZ CPA
S
P.C.
CBIZ CPAs P.C.
We have served as the Company’s auditor since 2025
New York, NY
September 22, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of
InMed Pharmaceuticals Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheet of InMed Pharmaceuticals Inc. (the “Company”) as of June 30, 2024, the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the year ended June 30, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024, and the results of its operations and its cash flows for the year ended June 30, 2024, in conformity with accounting principles generally accepted in the United States of America.
Explanatory Paragraph — Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1, the Company has incurred recurring losses and negative cash flows and has an accumulated deficit that raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit
s
. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ Marcum LLP
Marcum LLP
We have served as the Company’s auditor from 2023 through 2025.
New York, NY
September 27, 2024, except for the effects of Note 14, Reverse Stock Split, as to which the date is July 31, 2025

InMed Pharmaceuticals Inc.
CONSOLIDATED BALANCE SHEETS
Expressed in U.S. Dollars

	June 30, 2025	June 30, 2024
	$	$
ASSETS
Current
Cash and cash equivalents	11,075,871	6,571,610
Short-term investments	43,384	43,064
Accounts receivable (less provision for credit losses of $2,424 and $nil as of June 30, 2025 and 2024, respectively)	465,104	352,838
Inventories, net	961,173	1,244,324
Prepaids and other current assets	321,747	477,749

Total current assets	12,867,279	8,689,585
Non-Current
Property, equipment and ROU assets, net	992,199	1,249,999
Intangible assets, net	1,620,562	1,783,198
Other assets	100,000	100,000

Total Assets	15,580,040	11,822,782

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	1,404,283	1,654,011
Current portion of lease obligations	435,507	317,797

Total current liabilities	1,839,790	1,971,808
Non-current
Lease obligations, net of current portion	305,755	644,865

Total Liabilities	2,145,545	2,616,673

Commitments and Contingencies (Note 12)
Shareholders’ Equity
Common shares, no par value, unlimited authorized shares: 2,002,186 and 445,908 as of June 30, 2025 and 2024, respectively, issued and outstanding	91,221,174	82,784,400
Additional paid-in capital	39,322,644	35,368,899
Accumulated deficit	(117,237,892)	(109,075,759)
Accumulated other comprehensive income	128,569	128,569

Total Shareholders’ Equity	13,434,495	9,206,109

Total Liabilities and Shareholders’ Equity	15,580,040	11,822,782

Related Party Transactions (Note 13)
The accompanying notes form an integral part of these consolidated financial statements.

InMed Pharmaceuticals Inc.
CONSOLIDATED STATEMENTS OF OPERATIONS
Expressed in U.S. Dollars

	For the Year Ended June 30,
	2025	2024
	$	$
Sales	4,942,633	4,597,730
Cost of sales	3,236,047	3,496,817

Gross profit	1,706,586	1,100,913
Operating Expenses
Research and development	2,853,920	3,217,517
General and administrative	6,557,822	5,798,226
Amortization and depreciation	212,839	219,600
Foreign Exchange Loss	28,471	61,921

Total operating expenses	9,653,052	9,297,264
Other Income (Expense)
Interest and other income	155,882	527,901
Finance expense	(371,549)	—

Loss before income tax expense	(8,162,133)	(7,668,450)

Income tax expense	—	(7,100)

Net loss for the year	(8,162,133)	(7,675,550)

Net loss per share for the year Basic and diluted	(8.36)	(20.14)

Weighted average outstanding common shares Basic and diluted	975,985	381,053

The accompanying notes form an integral part of these consolidated financial statements.

InMed Pharmaceuticals Inc.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
For the years ended June 30, 2025 and 2024
Expressed in U.S. Dollars

	Common Shares		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total
	#	$	$	$	$	$
Balance July 1, 2024	445,908	82,784,400	35,368,899	(109,075,759)	128,569	9,206,109

Proceeds from ATM (Note 8)	313,242	1,905,583	—	—	—	1,905,583
Proceeds from SEPA (Note 8)	1,208,336	6,224,716	—	—	—	6,224,716
Proceeds from Private Placement	—	—	5,024,891	—	—	5,024,891
Share issuance costs	—	(269,559)	(614,419)	—	—	(883,978)
Exercise of pre-funded warrants	34,700	576,034	(576,034)	—	—	—
Loss for the period	—	—	—	(8,162,133)	—	(8,162,133)
Share-based compensation	—	—	119,307	—	—	119,307

Balance June 30, 2025	2,002,186	91,221,174	39,322,644	(117,237,892)	128,569	13,434,495

	Common Shares		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total
	#	$	$	$	$	$
Balance July 1, 2023	166,370	77,620,252	35,741,115	(101,400,209)	128,569	12,089,727

Proceeds from Private Placement	163,637	3,240,006	1,976,187	—	—	5,216,193
Share issuance costs	—	—	(562,151)	—	—	(562,151)
Exercise of pre-funded warrants	115,901	1,924,142	(1,923,967)	—	—	175
Loss for the period	—	—	—	(7,675,550)	—	(7,675,550)
Share-based compensation	—	—	137,715	—	—	137,715

Balance June 30, 2024	445,908	82,784,400	35,368,899	(109,075,759)	128,569	9,206,109

The accompanying notes form an integral part of these consolidated financial statements.

InMed Pharmaceuticals Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended June 30, 2025 and 2024
Expressed in U.S. Dollars

	2025	2024
	$	$
Cash provided by (used in):
Operating Activities
Net loss	(8,162,133)	(7,675,550)
Items not requiring cash:
Amortization and depreciation	212,839	219,600
Share-based compensation	119,307	137,714
Amortization of right-of-use assets	321,885	384,918
Interest income received on short-term investments	(34)	(1,250)
Unrealized foreign exchange loss	75,928	12,262
Inventory write-down	—	305,812
Credit losses	2,424	—
Changes in operating assets and liabilities:
Inventories	283,151	66,220
Prepaids and other currents assets	173,980	20,284
Other non-current assets	—	4,908
Accounts receivable	(114,690)	(92,439)
Accounts payable and accrued liabilities	(249,728)	45,282
Deferred rent	—	(16,171)
Lease obligations	(429,880)	(397,422)

Total cash used in operating activities	(7,766,951)	(6,985,832)

Investing Activities
Purchase of property and equipment	—	(9,293)
Sale of short-term investments	42,270	42,082
Purchase of short-term investments	(42,270)	(42,082)

Total cash used in investing activities	—	(9,293)

Financing Activities
Proceeds from the exercise of pre-funded warrants	—	175
Proceeds from the private placement	8,130,299	5,216,194
Proceeds from the sale of pre-funded warrants	5,024,891	—
Share issuance costs	(883,978)	(562,151)

Total cash provided by financing activities	12,271,212	4,654,218

Increase (decrease) in cash and cash equivalents during the year	4,504,261	(2,340,907)
Cash and cash equivalents beginning of the year	6,571,610	8,912,517

Cash and cash equivalents end of the year	11,075,871	6,571,610

SUPPLEMENTARY CASH FLOW INFORMATION:
Cash Paid During the Year for:
Income taxes	$—	$7,100

Interest	$—	$—

SUPPLEMENTARY DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Preferred investment options to its placement agent	$281,810	$325,699

Fair value of warrant modification recorded as equity issuance costs	$116,482	$3,508,749

Recognition of Right-of-use asset and corresponding operating lease	$187,223	$968,376

The accompanying notes form an integral part of these consolidated financial statements.

1.	CORPORATE INFORMATION AND CONTINUING OPERATIONS
Business
InMed Pharmaceuticals Inc. (“InMed” or the “Company”) was incorporated in the Province of British Columbia on May 19, 1981 under the Business Corporations Act of British Columbia. InMed is a pharmaceutical drug development company with a pipeline of proprietary small molecule drug candidates targeting the treatment of diseases with high unmet medical needs as well as developing proprietary manufacturing approaches to produce and sell bulk rare cannabinoids as ingredients for various market sectors.
The Company’s shares are listed on the Nasdaq Capital Market (“Nasdaq”) under the trading symbol “INM”. InMed’s office and principal place of business is located at Suite 1445, 885 West Georgia Street, Vancouver, B.C., Canada, V6C 3E8.
Going Concern
In accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”)
2014-15,
Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (Subtopic
205-40),
the Company has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.
Through June 30, 2025, the Company has funded its operations primarily with proceeds from the sale of Common Shares. The Company has incurred recurring losses and negative cash flows from operations since its inception, including net losses of approximately $8.2 million and $7.7 million for the years ended June 30, 2025 and 2024, respectively. In addition, the Company had an accumulated deficit of approximately $117.2 million as of June 30, 2025. The Company expects to continue to generate operating losses for the foreseeable future.
As of the issuance date of these consolidated annual financial statements, the Company expects its cash, cash equivalents and short-term investments of $11.1 million as of June 30, 2025 will be sufficient to fund its operating expenses and capital expenditure requirements into the fourth quarter of calendar 2026, depending on the level and timing of realizing BayMedica revenues from the sale of bulk rare cannabinoids in the health & wellness sector as well as the level and timing of the Company’s operating expenses. The future viability of the Company is dependent on its ability to raise additional capital to finance its operations. The Company has concluded that there is substantial doubt about its ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.
The Company expects to continue to seek additional funding through equity financings, debt financings or other capital sources, including collaborations with other companies, government contracts or other strategic transactions. The Company may not be able to obtain financing on acceptable terms, or at all. The terms of any financing may adversely affect the holdings or the rights of the Company’s existing shareholders.
In connection with the Company’s assessment of going concern considerations in accordance with
Subtopic 205-40,
management has determined that the Company’s liquidity condition raises substantial doubt about the Company’s ability to continue as a going concern, which is considered to be for a period of one year from the issuance of these financial statements. These consolidated financial statements do not include any adjustments relating to recoverability and classification of recorded asset amounts or the amounts of classification of liabilities that might result from the outcome of this uncertainty. Such adjustments could be material.

2.	SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
These consolidated financial statements have been prepared in accordance with generally accepted accounting principles as applied in the United States (“US GAAP”) and pursuant to the rules and regulations of the United States Securities and Exchange Commission (“SEC”) for financial information.
On November 14, 2024, the Company effected a reverse stock split of the Company’s issued and outstanding Common Shares, by a ratio of
20-to-1
(the “Reverse Stock Split”). Accordingly, all Common Shares, stock options, warrants, as well as per share information, for all periods presented in the consolidated financial statements and notes thereto have been adjusted retrospectively to reflect this Reverse Stock Split.
Reclassifications
Certain prior year amounts in the consolidated financial statements and the notes thereto have been reclassified where necessary to conform to the current year’s presentation. These reclassifications did not affect the prior period’s total assets, total liabilities, shareholders’ equity, net loss or net cash used in operating activities. During the year ended June 30, 2024, the Company reclassed prior year costs from research and development to general and administrative.

Use of Estimates
The preparation of financial statements in compliance with US GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the balance sheet date, and the corresponding revenues and expenses for the periods reported. It also requires management to exercise judgment in applying the Company’s accounting policies. In the future, actual experience may differ from these estimates and assumptions. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to these consolidated financial statements are the application of the going concern assumptions, determining the fair value of share-based payments, income tax provisions, write-down of inventories to net realizable value, warrant valuations, and the assumptions used in the determination of research & development accruals.
Actual results could differ from those estimates.
Basis of Consolidation
These consolidated financial statements include the accounts of the Company and its subsidiaries, InMed Pharmaceutical Ltd; BayMedica, LLC; Biogen Sciences Inc.; and Sweetnam Consulting Inc. Biogen Sciences Inc. and Sweetnam Consulting Inc. are inactive subsidiaries. A subsidiary is an entity that the Company controls, either directly or indirectly, where control is defined as the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. All inter-company transactions and balances including unrealized income and expenses arising from intercompany transactions are eliminated in preparing these consolidated financial statements.
Foreign Currency
The functional currency of the Company and its subsidiaries is the U.S. Dollar. These consolidated financial statements are presented in U.S. Dollars. References to “$” and “US$” are to United States (“U.S.”) dollars and references to “C$” are to Canadian dollars.
Cash and Cash Equivalents
Cash and cash equivalents include
cash-on-hand,
demand deposits with financial institutions and other short-term, highly liquid investments with original maturities of three months or less when acquired that are readily convertible to known amounts of cash and subject to an insignificant risk of change in value. As of June 30, 2025 and 2024, the Company held $4,479,809 and $1,939,482, respectively, of cash equivalents in a money market fund that is considered Level 1 in the financial instruments
hierarchy due to the readily available quoted prices in active markets for identical instruments.
Short-term Investments
Short-term investments include fixed and variable rate guaranteed investment certificates, with terms greater than three months and less than twelve months. Due to the short-term nature of these investments the fair value of the investments approximates the current value. Guaranteed investment certificates are convertible to known amounts of cash and are subject to an insignificant risk of change in value.
Accounts Receivable
Accounts receivable are recorded at invoiced amounts, net of any credit losses. The provision for credit losses is the Company’s best estimate of the amount of probable credit losses in existing accounts receivable.
The Company evaluates the collectability of accounts receivable on a regular basis based upon various factors including the financial condition and payment history of customers, an overall review of collections experience on other accounts and economic factors or events expected to affect future collections experience.
Changes in the allowance for expected credit losses for trade accounts receivable are presented in the table below:

Years Ended June 30, 2025 and 2024
Balance as of July 1, 2023	$66,775
Provision	—
Write-offs	(66,775)

Balance as of June 30, 2024	—
Provision	2,424

Balance as of June 30, 2025	$2,424

Concentration of Credit Risk and Other Risks and Uncertainties
At times, cash balances may exceed the Federal Deposit Insurance Corporation (“FDIC”) or Canadian Deposit Insurance Corporation (“CDIC”) insurable limits. The Company has not experienced any losses related to these balances. The uninsured cash balance as of June 30, 2025, was $8.0 million. The Company does not believe it is exposed to significant credit risk on cash and cash equivalents.
The Company’s customers are primarily concentrated in the United States.

Concentration of customers
The following table summarizes the information about the Company’s concentration of customers:

	Customer A	Customer B	Customer C	Customer D	Customer E	Customer F	Customer G
Twelve Months Ended June 30, 2025
Revenues, customer concentration risk	26%	32%	*	*	*	*	*
Twelve Months Ended June 30, 2024
Revenues, customer concentration risk	10%	18%	34%	14%	12%	*	*
As of June 30, 2025
Accounts receivable, customer concentration risk	45%	12%	*	10%	*	15%	13%
As of June 30, 2024
Accounts receivable, customer concentration risk	32%	20%	15%	15%	14%	*	*

*	Less than 10%.
Deferred Offering Costs
The Company capitalizes certain legal, professional accounting and other third-party fees that are directly associated with in-process
equity financings as deferred offering costs until such financings are consummated. After the consummation of equity or debt financings, these related costs are recorded in shareholders’ equity or liabilities as a reduction of proceeds generated as a result of the offering. If the planned financing is abandoned, the deferred offering costs are thereafter expensed as a charge to other income (expense) in the consolidated statement of operations. As of June 30, 2025 and 2024, the Company recorded $nil and $106,299 in deferred offering costs, respectively. During the year ended June 30, 2025 and 2024 the Company expensed $20,000 and $nil, respectively.
Inventories
Inventories are initially valued at weighted average cost and subsequently valued at the lower of weighted average cost and net realizable value. Costs included in inventories are the purchase price of goods and cost of services rendered, freight costs, warehousing costs, purchasing costs and production and labor costs related to manufacturing.
In determining any valuation allowances, the Company reviews inventory for obsolete, redundant, and slow-moving goods. As of June 30, 2025 and 2024, the Company has $nil and $103,434, respectively, as a valuation allowance to reduce weighted average cost to net realizable value. During the year ended June 30, 2025 and 2024, the Company recorded an inventory write-down due to net realizable value of $nil and $103,136 respectively, and recorded an inventory write-down due to obsolescence of $nil and $208,737, respectively.
Property, Equipment and ROU Assets, Net
Computer equipment, lab equipment and furnishings are recorded at cost, less accumulated depreciation and accumulated impairment losses. The initial cost of computer equipment, lab equipment and furnishings comprise their purchase price. The computer equipment, lab equipment and furnishings are reviewed at least once per year for impairment. Equipment and furniture are depreciated using the straight-line method based on their estimated useful lives as follows:

•	Computer equipment — 5 years

•	Lab equipment — 6 - 10 years

Computer equipment and lab equipment, acquired or disposed of during the year, are depreciated proportionately for the period they are in use.
The
right-of-use
assets are initially measured based on the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, less any lease incentives received. The assets are amortized to the earlier of the end of the useful life of the right-of-use
asset or the lease term using the straight-line method as this most closely reflects the expected pattern of consumption of the future economic benefits. The lease term includes periods covered by an option to extend if the Company is reasonably certain to exercise that option. In addition, the right-of-use
assets are periodically reduced by impairment losses, if any, and adjusted for certain re-measurements
of the lease liability (see Note 2 Lease (i)).
Intangible Assets, Net
Intangible assets are comprised of acquired intellectual property, which consists of certain patents and technical know-how.
The intellectual property is recorded at cost and is amortized on a straight-line basis over an estimated useful life of 18 years net of any accumulated impairment losses. There is no impairment loss during the years ended June 30, 2025 and 2024.
Impairment of Long-Lived Assets
The Company assesses the recoverability of its long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the long-lived asset is measured by a comparison of the carrying amount of the asset to future undiscounted net cash flows expected to be generated by the asset or assets. If carrying value exceeds the sum of undiscounted cash flows, the Company then determines the fair value of the underlying asset. Any impairment to be recognized is measured as the amount by which the carrying amount of the asset group exceeds the estimated fair value of the asset group. Assets classified as held for sale are reported at the lower of the carrying amount or fair value, less costs to sell.
Fair Value Measurements
Financial Assets

Financial assets are initially recognized at fair value, plus transaction costs that are directly attributable to their acquisition or issue and subsequently carried at amortized cost, using the effective interest rate method, less any impairment losses. No financial assets are or elected to be carried at fair value through profit or loss or where changes in fair value are recognized in the consolidated statements of operations and comprehensive loss in other comprehensive loss.
Short-term investments are subsequently recorded at cost plus accrued interest, which approximates fair value due to short-term nature. Accounts receivable are reported at outstanding amounts, net of credit losses.
Financial Liabilities

To determine the fair value of financial instruments, the Company uses the fair value hierarchy for inputs used to measure fair value of financial assets and liabilities. This hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels: Level 1 (highest priority), Level 2, and Level 3 (lowest priority).
Level 1 — Unadjusted quoted prices in active markets for identical instruments.
Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs).
Level 3 — Inputs are unobservable and reflect the Company’s assumptions as to what market participants would use in pricing the asset or liability. The Company develops these inputs based on the best information available. Assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurements. Changes in the observability of valuation inputs may result in a reclassification of levels for certain securities within the fair value hierarchy.
The carrying value of cash and cash equivalents, short-term investments, accounts receivable, and accounts payable and accrued liabilities, approximate their carrying values as at June 30, 2025 and 2024 due to their immediate or short-term maturities.
Income Taxes
Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. At June 30, 2025, and June 30, 2024, the Company had a full valuation allowance against its deferred tax assets.
Per FASB ASC
740-10,
disclosure is not required of an uncertain tax position unless it is considered probable that a claim will be asserted and there is a more-likely-than-not
possibility that the outcome will be unfavorable. Using this guidance, as of June 30, 2025, and 2024, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. The Company’s 2025, 2024, 2023, and 2022 United States and Canadian tax returns remain subject to examination by their respective taxing authorities. None of the Company’s tax returns are currently under examination.
Revenue Recognition
The Company recognizes revenue when the Company satisfies the performance obligations under the terms of a contract and control of its products and services is transferred to its customers in an amount that reflects the consideration the Company expects to receive from its customers in exchange for those products and services. ASC 606,
 Revenue from Contracts with Customers
 defines a five-step process to recognize revenue that requires judgment and estimates, including identifying the contract with the customer, identifying the performance obligations in the contract, determining the transaction price, allocating the transaction price to the performance obligations in the contract, and recognizing revenue when or as the performance obligation is satisfied.
Revenue consists of manufacturing and distribution sales of bulk rare cannabinoids, which are recognized at a point in time. The Company recognizes revenue when control over the products has been transferred to the customer and the Company has a present right to payment. Sales and other taxes that are required to be remitted to regulatory authorities are recorded as liabilities and excluded from sales. Limited rights of return for claims of damaged or non-compliant
products, exist with the Company’s customers.
The Company has elected the practical expedient that allows it to recognize the incremental costs of obtaining a contract as an expense, when incurred, if the amortization period of the asset that the Company otherwise would have recognized is one year or less.

Revenues within the scope of ASC 606 do not include material amounts of variable consideration. Customer payments are generally due in advance of when control is transferred to the customer. Some of our larger customers are eligible for payment terms up
to ‘net 30 days’.
Cost of Sales
Cost of sales consists primarily of the purchase price of goods and cost of services rendered, freight costs, warehousing costs, and purchasing costs. Cost of sales also includes production and labor costs for the Company’s manufacturing business.
Shipping and Handling
The Company records freight billed to customers within Net sales. Shipping and handling costs associated with inbound freight and goods shipped to customers are recorded in cost of sales. Other shipping and handling costs, such as for quality assurance, are recorded in operating expenses.
Earnings (Loss) Per Share
Basic earnings (loss) per common share (“EPS”) is computed by dividing the net income or loss applicable to common shares of the Company by the weighted average number of common shares outstanding for the relevant period. As of June 30, 2025 and 2024, the Company has 1,952,363 and 34,700 respectively, pre-funded
warrants included in the basic earnings (loss) per share. Diluted earnings (loss) per common share (“Diluted EPS”) is computed by dividing the net income or loss applicable to common shares by the sum of the weighted average number of common shares issued and outstanding and all additional common shares that would have been outstanding, if potentially dilutive instruments were converted. If the conversion of outstanding stock options and warrants into common share is anti-dilutive, then diluted EPS is not presented separately from EPS.
The following table sets forth the number of potential shares of common stock that have been excluded from diluted net loss per share because their effect was anti-dilutive:

	Year ended June 30,
	2025	2024
Options	61,410	33,722
Warrants	2,588,847	509,580

	2,650,257	543,302

Share-based Payments
The Company follows the requirements of FASB ASC
718-10-10,
Share-Based Payments with regards to stock-based compensation issued to employees and non-employees.
The Company has agreements and arrangements that call for stock to be awarded to the employees and consultants at various times as compensation and periodic bonuses. The expense for this stock-based compensation is equal to the fair value of the stock price on the day the stock was awarded multiplied by the number of shares awarded. The Company has a relatively low forfeiture rate of stock-based compensation and forfeitures are recognized as they occur.
The valuation methodology used to determine the fair value of the options issued during the period is the Black-Scholes option-pricing model. The Black-Scholes model requires the use of a number of assumptions including the volatility of the stock price, the average risk-free interest rate, and the weighted average expected life of the options. Risk-free interest rates are calculated based on continuously compounded risk-free rates for the appropriate term. The dividend yield is assumed to be zero as the Company has never paid or declared any cash dividends on its Common Stock and does not intend to pay dividends on its Common Stock in the foreseeable future. The expected forfeiture rate is estimated based on management’s best assessment.
Estimated volatility is a measure of the amount by which InMed’s stock price is expected to fluctuate each year during the expected life of the award. The Company’s calculation of estimated volatility is based on historical stock prices over a period equal to the expected life of the awards.

Research and Development Costs
The Company conducts research and development programs and incurs costs related to these activities, including research and development personnel compensation, services provided by contract research organizations and lab supplies. Research and development costs are expensed in the periods in which they are incurred.
Patents and Intellectual Property Costs
The costs of filing for patents and of prosecuting and maintaining intellectual property rights are expensed as incurred due to the uncertainty surrounding the drug development process and the uncertainty of future benefits. Patents and intellectual property acquired from third parties for approved products or where there are alternative future uses are capitalized and amortized over the remaining life of the patent.
Segment reporting
The Company’s operations consist of two operating and reportable segments, the InMed Pharma segment and the BayMedica Commercial segment.
The InMed Pharma segment is largely organized around the research and development of small molecule pharmaceuticals drug candidates and the BayMedica Commercial segment is largely organized around manufacturing technologies to produce and commercialize bulk rare cannabinoids for sale as ingredients in the health and wellness industry (See Note 11).
Leases
At inception of a contract, the Company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.
The lease liability is initially measured as the present value of future lease payments excluding payments made at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate. The lease liability is measured at amortized cost using the effective interest method. It is re-measured
when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension, or termination option. When the lease liability is re-measured
in this way, a corresponding adjustment is made to the carrying amount of the right-of-use
asset or is recorded in profit or loss if the carrying amount of the right-of-use
asset has been reduced to nil.
The Company has lease arrangements that include both lease and non-lease
components. The Company accounts for each separate lease component and its associated non-lease
components as a single lease component for all of its asset classes.
The Company has elected to apply the practical expedient to exclude initial direct costs such as annual operating costs from the measurement of the right-of-use
asset at the date of initial application. The

Company has elected to apply the practical expedient not to recognize right-of-use
assets and lease liabilities for short-term leases that have a lease term of 12 months or less. The lease payments associated with these leases is recognized as an expense on a straight-line basis over the lease term.
Recent Accounting Pronouncements
The Company has reviewed recent accounting pronouncements and concluded that they are either not applicable to the Company or that there was no material impact or no material impact is expected in these consolidated financial statements as a result of future adoption.
In November 2024, the FASB issued ASU
2024-03,
 Income Statement Reporting Comprehensive Income — Expense Disaggregation Disclosures
, which requires disclosure, in the notes to financial statements, of specified information about certain costs and expenses. The amendments in this update improve financial reporting by requiring that public business entities disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. This ASU should be applied on a prospective basis, with retrospective application permitted. The amendments in this update are effective for fiscal years beginning after December 15, 2026 and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the future effect the adoption of this ASU will have on our consolidated financial statements and related disclosures.
In December 2023, the FASB issued ASU
2023-09,
Income Taxes (Topic 740): Improvements to Income Tax Disclosures
, which requires disclosure of specific categories meeting a quantitative threshold within the income tax rate reconciliation, as well as disaggregation of income taxes paid by jurisdiction. This ASU, which can be applied either prospectively or retrospectively, is effective for annual periods beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact of this ASU and expects to include updated income tax disclosures in its fiscal year 2026.
In November 2023, the Financial Accounting Standards Board (“FASB”) issued ASU
2023-07,
Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures
, which enhances reportable segment disclosure requirements primarily through expanded disclosures around significant segment expenses. The amendments are effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024. The amendments should be applied retrospectively to all prior periods presented in the financial statements. The Company has adopted this accounting pronouncement.

3.	INVENTORIES
Inventories consisted of the following:

	June 30, 2025	June 30, 2024
	$	$
Raw materials	258,300	372,695
Work in process	26,695	30,817
Finished goods	676,178	840,812

Inventories	961,173	1,244,324

In determining any valuation allowances, the Company reviews inventory for obsolete, redundant, and slow-moving goods. During the year ended June 30, 2025 and 2024, the write-down of inventories to net realizable value was $0 and $9,614 respectively. Contributing factors to the decrease in net realizable value included lower demand and downward pricing pressure for certain products. As of June 30, 2025 and 2024, the Company has $0 and $103,434 respectively as a valuation allowance to reduce weighted average cost to new basis.

4.	PROPERTY, EQUIPMENT AND ROU ASSETS, NET
Property, equipment and ROU assets consisted of the following:

	June 30, 2025	June 30, 2024
	$	$
Right-of-Use Assets (leases)	1,901,468	2,135,811
Equipment	429,091	429,090
Furnishing	—	40,409

Property and equipment	2,330,559	2,605,310
Less: accumulated depreciation and amortization	(1,338,360)	(1,355,311)

Property, equipment and ROU assets, net	992,199	1,249,999

Depreciation expense on computer equipment, lab equipment and furnishing for the year ended June 30, 2025 and 2024, was $50,204 and $47,742 respectively and was recorded in general and administrative expenses. Amortization expense related to the right-of-use
assets for the year ended June 30, 2025 and 2024, was $321,885 and $384,918 respectively and was recorded in general and administrative expenses.

5.	INTANGIBLE ASSETS
The following table summarizes the Company’s intangible assets:

	June 30, 2025	June 30, 2024
	$	$
Intellectual property	1,736,420	1,736,420
Patents	1,191,000	1,191,000

Intangible assets	2,927,420	2,927,420
Less: accumulated amortization	(1,306,858)	(1,144,222)

Intangible assets, net	1,620,562	1,783,198

Acquired intellectual property is recorded at cost and is amortized on a straight-line basis over 18 years. Acquired patents consist of patents related to the development of cannabinoid analogs. This intangible asset is being amortized over an estimated useful life of 18 years. As at June 30, 2025, the definite-lived intangible assets had a weighted average estimated remaining useful life of approximately 11 years.
Amortization expense on intangible assets for the year ended June 30, 2025 and 2024 was $162,636 and $171,858 respectively. The Company expects amortization expense to be incurred over the next five years as follows:

Twelve months ending June 30,	$
2026	162,746
2027	162,746
2028	162,746
2029	162,746
2030	162,746
Thereafter	806,832

Total	1,620,562

6.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Accounts payable and accrued liabilities consist of the following:

	June 30, 2025	June 30, 2024
	$	$
Trade payables	370,142	626,190
Accrued research and development expenses	73,143	242,066
Inventory related accruals	735	41,004
Employee compensation, benefits and related accruals	490,405	488,278
Accrued general and administrative expenses	469,858	256,473

Accounts payable and accrued liabilities	1,404,283	1,654,011

7.	SHARE CAPITAL AND RESERVES
Authorized
As of June 30, 2025, the Company’s authorized share structure consisted of an unlimited number of: (i) Common Shares; and (ii) preferred shares without par value (the “Preferred Shares”). No Preferred Shares were issued and outstanding as of June 30, 2025 and 2024.
The Company may, from time to time, issue Preferred Shares and may, at the time of issuance, determine the rights, preferences and limitations pertaining to these shares. Holders of preferred shares may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding up of the Company before any payment is made to the holders of Common Shares.
Private Offering
On June 25, 2025, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with the selling shareholder, for the sale and issuance of an aggregate of 1,952,363 common shares
(or pre-funded
warrants in lieu thereof) at a purchase price of $2.561 per share (or pre-funded
warrant in lieu thereof). In addition, the Company agreed to issue the selling shareholder short-term preferred investment options to purchase up to an aggregate of 1,952,363 common shares at an exercise price of $2.436 per share. The foregoing transaction is referred to herein as the Private Placement. On June 26, 2025, the parties consummated the Private Placement. The terms of the Purchase Agreement provided the selling shareholder the option of purchasing the pre-funded
warrants in lieu of common shares in such manner as to result in the same aggregate purchase price being paid by the Selling Shareholder to the Company. The Company received gross proceeds of approximately $5.0 million and paid approximately $0.5 million in transaction costs.
The
pre-funded
warrants have an exercise price of $0.0001 per
pre-funded
warrant and can be exercised at any time from the date and time of issuance until the pre-funded
warrants are exercised in full. The terms of the
pre-funded
warrants preclude a holder thereof from exercising such holder’s pre-funded
warrants, and us from giving effect to such exercise, if after giving effect to the issuance of common shares upon such exercise, the holder (together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates) would beneficially own in excess of 9.99% of the number of common shares outstanding immediately after giving effect to the issuance of common shares upon such exercise. The pre-funded
warrants had a relative fair value of $2.9 million at the time of issuance. There were no pre-funded
warrants exercised from this Private Placement as of June 30, 2025.
The preferred investment options issued to the selling shareholder in the Private Placement have an exercise price of $2.436 per share, became exercisable immediately upon issuance and will expire eighteen months
from the effective date of the Resale Registration Statement of August 1, 2025. The preferred investment options had a relative fair value of $2.0 million at the time of their issuance. There were no preferred investment options exercised from this Private Placement as of June 30, 2025.

Concurrently with the Purchase Agreement, the Company and the selling shareholder entered into an Amendment Letter, dated June 24, 2025, or the Existing Investment Option Amendment, to amend 199,115 preferred investment options issued to the selling shareholder on October 24, 2023, or the Existing Investment Options (see below), with an exercise price of $16.60, pursuant to which the Existing Investment Options were amended to be exercisable for 199,115 common shares at a reduced exercise price of $2.436 per share in consideration for the selling shareholder’s participation in the Private Placement and the payment by the selling shareholder to the Company cash consideration of $0.125 per Existing Investment Option for total cash payment to the Company of $25,000. The expiration date remains April 26, 2029. The inducement contemplated by the Existing Investment Option Amendment is considered a warrant modification due to the changing of the terms of the warrants. The modification had a fair value of $0.1 million as of the date of the Inducement, using a Black-Scholes model, and is recognized as an equity issuance cost in accordance with ASC
718-20-35-3.
There were no 2025 Existing Preferred Investment Options exercised as of June 30, 2025.
Standby Equity Purchase Agreement (the “SEPA”)
On December 13, 2024, the Company entered into a Standby Equity Purchase Agreement (the “SEPA”) with YA II PN, LTD (the “Investor”) to sell up to $10 million in the aggregate of the Company’s Common Shares at any time during the
36-month
period following the effective date of the SEPA (the “Effective Date”). The total number of Common Shares under the terms of the SEPA is limited to a number equivalent to 19.99% of the outstanding Common Shares as of the Effective Date unless certain pricing conditions are met, which could have the effect of limiting the total proceeds made available to the Company under the SEPA. In addition, the issuance of our Common Shares under the SEPA is subject to further limitations, including that the Common Shares beneficially owned by the Investor and its affiliates will not exceed 9.99% in the aggregate of our Common Shares issued and outstanding. The Common Shares issued and sold to the Investor will be priced at 97% of the Market Price (as defined in the SEPA) during a specified three-day
pricing period.) The Company reserves the right to set a minimum acceptable price for the Common Share issuances made under the SEPA. During the year ended June 30, 2025, the Company issued 1,208,336 Common Shares for gross proceeds of approximately $6.2 million. This amount has been offset by commitment fees and other SEPA related fees of $0.4 million, since at the inception of the arrangement, the fees exceeded the fair value of the asset recognized. The SEPA was precluded from equity treatment in accordance with ASC
815-40-25
as the SEPA was not deemed fixed according to the accounting standard.
Under the terms of the SEPA, the Company paid the Investor a one-time
structuring fee in the amount of $25,000 and the Company is also obligated to pay a commitment fee in an amount equal to 2.50% of the commitment amount (or $0.3 million), 25% of which was paid in December 2024. The remaining 75% of the commitment fee shall be paid in three equal quarterly installments beginning on the three-month anniversary of the Effective Date, with each such installment to be paid at the Company’s option either in cash or by the issuance to the Investor of such number of Common Shares that is equal to such portion of the deferred fee divided by the lowest daily VWAP of the Common Shares during the consecutive trading days immediately prior to the date of such installment at the Effective Date.
On June 13, 2025, the Company and the Investor entered into a certain amendment to Standby Equity Purchase Agreement, or the SEPA Amendment. Pursuant to the SEPA Amendment, we may, from time to time, suspend, in our sole discretion, the use of the registration statement related to the common shares under the SEPA by providing written notice to the Investor in the event that we determine in good faith that such suspension is necessary: (A) to delay the disclosure of material nonpublic information concerning us, the disclosure of which at the time is not, in our good faith opinion, in our best interest; or (B) to amend or supplement the registration statement or prospectus so that the registration statement or prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or a Black Out Period. During any such Black Out Period, the Investor has agreed not to sell any common shares pursuant to the registration statement, but it may sell common shares pursuant to an exemption from the registration requirements under U.S. securities laws subject to compliance with all applicable laws. Further, pursuant to the SEPA Amendment, we agreed to not impose any Black Out Period that is more restrictive (including, without limitation, as to duration) than the comparable restrictions that we may impose on transfers of our equity securities by our directors and senior executive officers. In addition, we shall not deliver any advance notice during any Black Out Period. If the public announcement of such material, nonpublic information is made during a Black Out Period, the Black Out Period shall terminate immediately after such announcement, and we shall be obligated to immediately notify the Investor of the termination of the Black Out Period.
Amended
At-the-Market
Offering Agreement (‘ATM Amendment’)
On June 27, 2024, the Company entered into an amendment (the “ATM Amendment”) to its
At-the-Market
Offering Agreement, dated April 7, 2022 (the “Original ATM Agreement” and together with the ATM Amendment, the “Amended ATM Agreement”), pursuant to which the Company may offer and sell Common Shares, from time to time, in “at the market” offerings through the Agent. The ATM Amendment amends the Original ATM Agreement to reflect, among other provisions, updates to certain sales settlement provisions and reimbursement terms, and to supplement the representations being made by the Company to the Agent. During the year ended June 30, 2025, the Company issued 313,242 Common Shares for gross proceeds of approximately $1.9 million. This amount has been offset by financing fees of approximately $0.3 million. The Company’s Registration Statement on Form
S-3
which was previously filed with the SEC in connection with the transactions contemplated by the Amended ATM Agreement expired on February 10, 2025.
On October 24, 2023, the Company entered into a securities purchase agreement (the “2023 Securities Purchase Agreement”) with two accredited institutional investors (the “Accredited Institutional Investors”) for the sale (the “2023 Private Placement”)
of 150,602 pre-funded
warrants of the Company’s common shares at a purchase price of $16.60 per share. The pre-funded
warrants have an exercise price of $0.0001 and do not have an expiration date. The pre-funded
warrants had a fair value of $1.2 million at the time of issuance. In addition, the Company agreed, as part of the 2023 Private Placement, to issue to the purchasers unregistered preferred investment options to purchase up to an aggregate of 199,114 common shares. These preferred investment options have an exercise price of $16.60 and have a term of 5.5 years from issuance. The preferred investment options had a fair value of $1.3 million at the time of their issuance (see 2025 Inducement Offer Letter above).
Concurrently with the Company’s entry into the 2023 Securities Purchase Agreement, the Company also entered into an inducement offer letter agreement (the “Inducement Offer Letter”) with the holders of existing preferred investment options (the “Existing Holders”) to purchase up to an aggregate of 163,636 common shares issued to the Existing Holders on November 21, 2022. Pursuant to the Inducement Offer Letter, the Existing Holders agreed to exercise for cash their existing preferred investment options to purchase an aggregate of 163,636 common shares (at a reduced exercise price of $16.60 per share) in consideration of the Company’s agreement to issue new unregistered preferred investment options to purchase up to an aggregate of 327,273 shares of the Company’s common shares at an exercise price of $16.60 per share). Due to ownership limitations, the Accredited Institutional Investors had 89,827 common shares held in abeyance as of the closing of the 2023 Private Placement. The abeyance shares had a fair value of $1.5 million and the common shares issued had a fair value of $1.2 million on their respective issuance date. As of June 30, 2025, the Accredited Institutional Investors had drawn down 89,827 abeyance shares.
The inducement contemplated by the Inducement Offer Letter (the “Inducement”) is considered a warrant modification due to the changing of the terms of the warrants. The modification had a fair value of $3.5 million as of the date of the Inducement, using a Black-Scholes model and is recognized as an equity issuance cost in accordance with ASC
718-20-35-3.
On October 26, 2023, the parties consummated the 2023 Private Placement and the other transactions contemplated by the 2023 Securities Purchase Agreement. In connection with such transactions, the

Company (i) received gross proceeds of approximately $5.2 million and paid approximately $0.6 million in cash fees and (ii) issued 20,425 warrants to our placement agent. These warrants have an exercise price of $20.750 and a term of 5.5 years. The placement agent warrants had a fair value of $326,000 as of the date of their issuance, using a Black-Scholes model and were recorded as an equity issuance cost.
Common Share Warrants
The assumptions used in the Black-Scholes model to value the new warrants issued during the years ended June 30, 2025 and 2024, are set forth in the table immediately below.

June 30, 2025
Exercise price	$2.44 – 3.20
Risk-free interest rate	3.68%
Volatility	142%
Expected life (years)	1.5
Dividend yield	$0%

June 30, 2024
Exercise price	$16.60 – 20.80
Risk-free interest rate	4.82%
Volatility	109 – 111%
Expected life (years)	5.0 – 5.5
Dividend yield	$0%
The assumptions used in the Black-Scholes model to value the modification of warrants issued during the year ended June 30, 2025 and 2024, are set forth in the table immediately below.

June 30, 2025
Exercise price	$2.44 – 16.60
Risk-free interest rate	3.68%
Volatility	133%
Expected life (years)	3.83
Dividend yield	$—%

June 30, 2024
Exercise price	$16.60 – 60.80
Risk-free interest rate	0.56 – 4.82%
Volatility	109 – 614%
Expected life (years)	0 – 6.8
Dividend yield	$0%

A summary of the Company’s warrant activity and related information for the periods covered were as follows:

	Number of Shares Under Warrants	Weighted Average Exercise Price
Balance as at July 1, 2023	175,802	$107.40
Granted	648,904	12.80
Exercised	(279,538)	9.80
Expired/Cancelled	(888)	370.00

Balance as at June 30, 2024	544,280	21.20
Warrants Granted	4,031,630	1.28
Exercised	(34,700)	—
Expired/Cancelled	—	—

Warrants Outstanding at June 30, 2025	4,541,210	$3.90

Warrants Exercisable at June 30, 2025	4,541,210	$3.90

As of June 30, 2025 and 2024, the warrants exercisable and outstanding have an intrinsic value of $8,102,467 and $184,539 respectively with a weighted average remaining life of
2 years
and 4 years respectively.

8.	SHARE-BASED PAYMENTS

a)	Option Plan Details
On March 24, 2017, and as amended on November 20, 2020, the Company’s shareholders approved: (i) the adoption of a new stock option plan (the “Plan”) pursuant to which the Company’s Board of Directors may, from time to time, in its discretion and in accordance with applicable regulatory requirements, grant to directors, officers, employees and consultants of the Company, non-transferable
options to purchase Common Shares, provided that the number of Common Shares reserved for issuance will not exceed twenty percent (20%) of the issued and outstanding Common Shares at the date the options are granted (on a non-diluted
and rolling basis); and (ii) the application of the Plan to all outstanding stock options of the Company that were granted prior to March 24, 2017 under the terms of the Company’s previous stock option plan. On December 18, 2024 and December 19, 2023, the Company’s Board of Directors approved the reservation of an additional 60,000 and 35,000 Common Shares under the Plan, respectively.
As of June 30, 2025 and June 30, 2024, there were 41,278 and 8,966 stock options immediately available for future allocation pursuant to applicable regulatory requirements. The maximum number of options issuable under the terms of the Plan equates to 20% of the then issued and outstanding shares. The option price under each option shall not be less than the closing price on the day prior to the date of grant. All options vest upon terms as set by the Board of Directors, either over time, up to 36 months, or upon the achievement of certain corporate milestones.
On December 20, 2024, the Company granted 28,700 stock options to its employees and external directors. The options have an exercise price of $4.14 with a term of five years
. The options vest in equal installments monthly over three years.
On February 20, 2024, the Company issued 2,500 options to its employees pursuant to the Plan. The options have an exercise price of $7.40 with a term of five years
. The options vest in equal installments monthly over three years.
On December 23, 2023, the Company issued 25,111 options to its employees and consultants pursuant to the Plan. The options have an exercise price of $7.40 with a term of 5 years. The options vest in equal installments monthly over three years.

On December 23, 2023, the Company additionally issued 1,420 options to members of the Company’s Board of Directors pursuant to the Plan. The options have an exercise price of $7.40 with a term of five years
. The options vest on the earlier of (i) December 23, 2024 or (ii) immediately prior to the next Annual General Meeting.
On December 16, 2023, the Company additionally issued 168 options to members of the Company’s Board of Directors pursuant to the Plan. The options have an exercise price of $26.40 with a term of five years
. The options vest on the earlier of (i) December 16, 2023 or (ii) immediately prior to the next Annual General Meeting.
The assumptions used in the Black-Scholes model during the years ended June 30, 2025 and 2024, are set forth in the table immediately below:

June 30, 2025
Exercise price	$4.14
Risk-free interest rate	4.28%
Volatility	125%
Expected life (years)	3.6
Dividend yield	$0%

June 30, 2024
Exercise price	7.40
Risk-free interest rate	3.95 – 4.30%
Volatility	116 – 203%
Expected life (years)	3.5 – 3.6
Dividend yield	$0%
The following is a summary of changes in outstanding options from July 1, 2023 to June 30, 2025:

	Number	Weighted Average Exercise Price
Balance as at July 1, 2023	5,132	$625.60
Granted	29,020	7.40
Expired/Forfeited	(430)	3,286.80

Balance as at June 30, 2024	33,722	$56.69
Granted	28,700	4.14
Expired/Forfeited	(1,012)	70.43

Balance as at June 30, 2025	61,410	32.53

June 30, 2024:
Vested and exercisable	5,646	$298.00
Unvested	28,076	$8.00
June 30, 2025:
Vested and exercisable	23,844	$75.35
Unvested	37,566	$5.34
Total expenses arising from share-based payment transactions recognized during the years ended June 30, 2025 and 2024 were $119,307 and $137,714, respectively, of which $71,280 and $80,513, respectively, was allocated to general and administrative expenses, $46,637 and $56,408, respectively, was allocated to research and development expenses, and $1,391 and $793, respectively, was allocated to Cost of Goods sold.
Unrecognized compensation cost at June 30, 2025 related to unvested options was $72,549 which will be recognized over a weighted-average vesting period of approximately
1.22
 years.

9.	LEASE OBLIGATIONS
The Company is committed to minimum lease payments as follows:

Maturity Analysis	June 30, 2025
$
Year 1	475,087
Year 2	313,230
Year 3	—
Year 4	—
Year 5	—
More than five years	—

Total undiscounted lease liabilities	788,317
Less: imputed interest	(47,055)

Present value of lease liabilities	741,262
Less: Current portion of lease liabilities	(435,507)

Non-current portion of lease liabilities	305,755

On July 29, 2024, the Company entered into a lease agreement for new office space in Vancouver, British Columbia. This office occupies approximately 2,243 square feet with a monthly basic rental rate and operating charges of an estimated C$12,296 for the two-year
term of the agreement. The Company used an incremental borrowing rate of 7% and recognized an ROU asset and corresponding operating lease liability of $205,201.
On October 5, 2023, BayMedica amended its lease located in South San Francisco, California, in order to extend its lease to May 14, 2027. The Company is obligated to pay $1,295,759 over the three-year period unless terminated before the end of the period. The Company used an incremental borrowing rate of 6.15% and recognized a ROU asset and corresponding operating lease liability of $953,935. The Company can terminate the lease with three months’ written notice and a payment of $187,938.

10.	INCOME TAXES
The following is a reconciliation of income taxes calculated at the combined Canadian federal and provincial income statutory corporate tax rate of 27.0% to the tax expense:

	2025	2024
	$	$
US net income (loss) before taxes	423,063	(1,756,965)
Canada net income (loss) before taxes	(8,585,196)	(5,911,485)

Net income (loss) before taxes	(8,162,133)	(7,668,450)

Income tax expense (recovery) at the statutory rate	(2,229,159)	(1,966,981)
Increase (reduction) in income taxes resulting from:
Change in valuation allowance	4,167,827	1,625,998
State taxes	76,974	(21,942)
Permanent differences	34,335	39,252
True up to the return	2,982	(303,595)
State Rate Change	8,086	2,949
Foreign exchange differences	(1,589,832)	618,907
Share issuance cost capitalized in equity	(492,446)	(123,415)
Other	21,233	135,927

Income tax expense	—	7,100

As of June 30, 2025, the Company has
non-capital
loss carry-forwards of approximately $89.2 million (June 30, 2024 — $72.7 million) available to offset future taxable income in Canada. These non-capital
loss carryforwards begin to expire in 2026. As of June 30, 2025, the Company has US Federal net operating losses of $5.4 million and state net operating losses of $2.7 million. As of June 30, 2024, the Company has US Federal net operating losses of $7.5 million and state net operating losses of $3.7 million. The US Federal NOLs have an indefinite carryforward period, and the state NOLs begin to expire in 2042.
Deferred tax assets and liabilities are as follows:

	2025	2024
	$	$
Non-capital losses	25,463,223	21,501,476
Financing costs	733,014	861,867
Accrued expenses	61,845	12,831
Intangible assets, net	496,440	146,193
Tax credits	221,406	241,270
Lease liability	108,525	164,288

	27,084,453	22,927,925

Intangible assets, net	(57,977)	—
Property and equipment, net	(98,627)	(116,231)
Lease obligations	(106,029)	(157,701)

	(262,633)	(273,932)

Net deferred tax asset	26,821,820	22,653,993
Valuation allowance	(26,821,820)	(22,653,993)

	—	—

A full valuation allowance has been applied against the net deferred tax assets because it is more likely than not that future taxable income will not be available against which the Company can utilize the benefits therefrom.
The Company recognizes tax benefits from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from any such position would be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. It is the Company’s policy to recognize interest and penalties accrued on any uncertain tax benefits as a component of income tax expense.
The Company files income tax returns in the U.S. federal jurisdiction, various state jurisdictions, and Canada. The Company’s U.S. Federal and State tax returns for the years 2021 through 2024 remain subject to examination by their respective taxing authorities.
The Company is subject to taxation at the federal, state, and local levels in the United States and Canada.

11.	SEGMENT INFORMATION
The Company reports segment information based on the management approach, which designates the internal reporting used by the Chief Operating Decision Maker (“CODM”), the Company’s
Chief Executive Officer
and the senior management team, for making decisions and assessing performance as the source of the Company’s reportable segments. The CODM allocates resources and assesses the performance of each operating segment based on potential licensing opportunities, historical and potential future product sales, operating expenses, and operating income (loss) before interest and taxes. The Company has determined its reportable segments to be ‘InMed Pharma’ and ‘BayMedica Commercial’ based on the information used by the CODM. Other than cash, cash equivalents and short-term investments (“Unrestricted cash”) balances, the CODM does not regularly review asset information by reportable segment and, therefore, the Company does not report asset information by reportable segment.
The InMed Pharma segment is largely organized around the research and development of small molecule pharmaceuticals drug candidates and the BayMedica Commercial segment is largely organized around manufacturing technologies to produce and commercialize bulk rare cannabinoids for sale as ingredients in the health and wellness industry. Total assets held in the ‘InMed Pharma’ segment as of June 30, 2025 and 2024 were $13.7 million and $9.2 million, respectively. Total assets as of June 30, 2025 and 2024, held in the BayMedica Commercial segment were $1.9 million and $2.6 million, respectively.
The following table presents information about the Company’s reportable segments for the years ended June 30, 2025 and 2024:

	Year Ended June 30,
	2025			2024
	InMed	BayMedica	Total	InMed	BayMedica	Total
	$	$	$	$	$	$
Sales	—	4,942,633	4,942,633	—	4,597,730	4,597,730
Cost of sales	—	(3,236,047)	(3,236,047)	—	(3,496,817)	(3,496,817)
Operating expenses	(8,474,641)	(1,178,411)	(9,653,052)	(8,400,411)	(896,853)	(9,297,264)
Other income (expense)	155,882	—	155,882	532,782	(4,881)	527,901
Finance Expense	(371,549)	—	(371,549)	—	—	—
(Loss) income before income taxes	(8,690,308)	528,175	(8,162,133)	(7,867,629)	199,179	(7,668,450)

Unrestricted cash	10,684,376	391,495	11,075,871	5,669,113	902,497	6,571,610

12.	COMMITMENTS AND CONTINGENCIES
Pursuant to the terms of agreements with various contract research organizations, as of June 30, 2025, the Company is committed for contract research services and materials at a cost of approximately $0.2 million, expected to occur in the twelve months following period.
Pursuant to the terms of agreements with various vendors, as of June 30, 2024, the Company is committed for contract materials and equipment at a cost of approximately $0.1 million, expected to occur in the twelve months following June 30, 2025.
Pursuant to the terms of a certain Technology Assignment Agreement, dated as of May 31, 2017 (the “Technology Agreement”), between the Company and the University of British Columbia (“UBC”), the Company is committed to pay royalties to UBC on certain licensing and royalty revenues received by the Company for biosynthesis of certain drug products that are covered by the Technology Agreement. To date, no payments have been required to be made.
Pursuant to the terms of a certain Collaborative Research Agreement, dated as of December 13, 2018, between the Company and UBC, pursuant to which the Company owns all rights, title and interests in and to any intellectual property, in addition to funding research at UBC, the Company is committed to make a one-time
payment upon filing of any PCT patent application arising from the research. To date, one such payment has been made to UBC.
Pursuant to the terms of a certain Contribution Agreement, dated as of November 1, 2018, between the Company and National Research Council Canada, as represented by its Industrial Research Assistance Program
(“NRC-IRAP”),
under certain circumstances contributions received, including the disposition of the underlying intellectual property developed in part with
NRC-IRAP
contributions, may become repayable. As of June 30, 2024, there have been no triggering events to cause a repayment.
Short-term investments include guaranteed investment certificates, with one year terms, of $43,384 and $43,064 as of June 30, 2025 and 2024 respectively, that are pledged as security for a corporate credit card.

In addition to the foregoing, the Company has entered into certain agreements in the ordinary course of operations that may include indemnification provisions, which are common in such agreements. In some cases, the maximum amount of potential future indemnification is unlimited; however, the Company currently holds commercial general liability insurance. This insurance may limit the Company’s overall liability and may enable the Company to recover a portion of any future amounts paid. Historically, the Company has not made any indemnification payments under such agreements, and it believes that the fair value of these indemnification obligations is minimal. Accordingly, the Company has not recognized any liabilities relating to these obligations for any period presented.
BayMedica entered into a technology license agreement (“Agreement”) with a third party (the “Licensor”) on February 15, 2021. Under the Agreement, BayMedica agreed to license a proprietary process in the United States where it has a pending U.S. patent application in exchange for certain annual royalty payments contingent on the net sales of products made using the licensed process. The royalty payments were to be made for the period beginning on the first commercial sale of the licensed product and ending on the later of the expiration of the Licensor’s patent rights or ten years after the first commercial sale of such licensed product.
On April 29, 2025, BayMedica received a letter from the Licensor of its intention to commence arbitration proceedings pursuant to the Agreement together with a Notice of Arbitration (the “Patent License Matter”). The Patent License Matter will be subject to final, binding and non-appealable
arbitration under the Arbitration Act, 1991 (Ontario) and determined pursuant to Ontario law.
In its Notice of Arbitration, the Licensor takes the position that the annual royalty payments are not simply required to maintain an exclusive license with respect to the proprietary process, but rather function as guaranteed annual minimum payments that BayMedica must make for the duration of the Agreement regardless of net sales. On the basis of this theory, and this theory alone, the Licensor seeks relief against BayMedica including (a) approximately US $3.4M in annual payments for 2022 through 2024 and (b) a declaration that BayMedica is liable to pay certain annual minimum payments of approximately $2.3M for the remainder of the term of the Agreement. BayMedica disputes the amount owing and to be paid over the duration of the agreement. BayMedica vehemently contests the Licensor’s interpretation of the Agreement and its position in the Patent License Matter, and intends to take all necessary steps to vigorously defend the Patent License Matter.
While we are not able to predict the outcome of the Patent License Matter with any certainty, an unfavorable outcome to BayMedica would have a material adverse impact on the Company’s business and financial condition and on BayMedica’s ability to continue operations.

13.	RELATED PARTY TRANSACTIONS
On February 11, 2022, the Board of Directors appointed Janet Grove as a director of the Company, a position she held until February 10, 2025, at which time the Company’s Board of Directors (the “Board”), upon the outcome of the Nominating & Governance Committee’s determination and recommendation, elected to accept her resignation from the Board. Ms. Grove is a Partner of Norton Rose Fulbright Canada LLP (“NRFC”). During the period from July 1, 2024 to February 10, 2025, NRFC and Norton Rose Fulbright US LLP (“NRFUS” and together with NRFC, “NRF”) rendered legal services in the amount of $316,977 to the Company. During the twelve months ended June 30, 2024, NRF rendered legal services in the amount of $226,793, to the Company. These transactions were in the normal course of operations and were measured at the exchange amount which represented the amount of consideration established and agreed to by NRF. No legal services rendered by NRF were provided by Ms. Grove directly.

14.	SUBSEQUENT EVENTS
The Company has evaluated subsequent events through the date of the filing of this Annual Report on
Form 10-K
and determined that there have been no events that have occurred that would require adjustments to our disclosures in the consolidated financial statements except for the matters described below.
The One Big Beautiful Bill Act (‘OBBBA’), passed by the House of Representatives in May 2025 and signed into law on July 4, 2025 by President Trump, marks a pivotal shift in tax treatment for research and development (R&D) expenses. Effective for tax years beginning after December 31, 2024, the bill reverses the Tax Cuts and Jobs Act’s requirement to capitalize and amortize domestic R&D costs over five years, restoring full immediate expensing. Businesses can also deduct unamortized expenses from prior years in 2025. The Company is currently evaluating the impact of the OBBBA.
Subsequent to June 30, 2025, 382,000
Pre-Funded
Warrants have been exercised under the 2025 Securities Purchase Agreement.

InMed Pharmaceuticals Inc.
CONDENSED CONSOLIDATED BALANCE SHEETS
Expressed in U.S. Dollars

	March 31, 2026	June 30, 2025
	Unaudited $	(As restated) $
ASSETS
Current
Cash and cash equivalents	5,158,932	10,743,430
Short-term investments	41,625	43,384
Prepaids and other current assets	617,211	319,547
Current assets of discontinued operations	1,070,313	1,760,918

Total current assets	6,888,081	12,867,279
Non-Current
Property, equipment and ROU assets, net	642,884	992,199
Intangible assets, net	1,498,473	1,620,562
Other assets	104,368	100,000

Total Assets	9,133,806	15,580,040

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	1,011,551	1,230,845
Current portion of lease obligations	389,381	435,507
Current liabilities of discontinued operations	810,334	173,438

Total current liabilities	2,211,266	1,839,790
Non-current
Lease obligations, net of current portion	30,766	305,755

Total Liabilities	2,242,032	2,145,545

Commitments and Contingencies (Note 10)
Shareholders’ Equity
Common shares, no par value, unlimited authorized shares: 3,314,063 and 2,002,186 as of March 31, 2026 and June 30, 2025, respectively, issued and outstanding	92,578,071	91,221,174
Additional paid-in capital	38,144,484	39,322,644
Accumulated deficit	(123,959,350)	(117,237,892)
Accumulated other comprehensive income	128,569	128,569

Total Shareholders’ Equity	6,891,774	13,434,495

Total Liabilities and Shareholders’ Equity	9,133,806	15,580,040

The accompanying notes form an integral part of these condensed consolidated financial statements.

InMed Pharmaceuticals Inc.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
Expressed in U.S. Dollars

	For the Three Months Ended March 31,		For the Nine Months Ended March 31,
	2026	2025	2026	2025
	$	$	$	$
Operating Expenses
Research and development	1,022,630	425,370	2,222,732	2,243,948
General and administrative	1,742,016	1,584,393	4,304,323	4,155,493
Amortization and depreciation	51,707	51,706	156,912	158,289
Foreign exchange loss	23,168	22,165	62,026	50,608

Total operating expenses	2,839,521	2,083,634	6,745,993	6,608,338
Other Income (Expense)
Interest and other income	47,770	16,565	215,914	104,195
Finance expense	—	—	—	(351,549)

Net loss from continuing operations before taxes	(2,791,751)	(2,067,069)	(6,530,079)	(6,855,692)

Income tax expense	—	—	—	—

Net loss from continuing operations	(2,791,751)	(2,067,069)	(6,530,079)	(6,855,692)

Discontinued operations:
Income (Loss) from discontinued operations	(174,585)	(53,861)	(191,379)	481,870
Income tax benefit	—	—	—	—

Loss from discontinued operations	(174,585)	(53,861)	(191,379)	481,870

Net Loss	(2,966,336)	(2,120,930)	(6,721,458)	(6,373,822)

Net loss per share for the period
Basic and diluted:
Continuing operations	(0.69)	(1.89)	(1.64)	(8.53)
Discontinued Operations	(0.04)	(0.05)	(0.05)	0.60

Net loss per share attributable to Common Stockholders – basic and diluted	(0.73)	(1.94)	(1.69)	(7.93)

Weighted average outstanding common shares Basic and diluted	4,048,209	1,095,973	3,985,313	803,909

The accompanying notes form an integral part of these condensed consolidated financial statements.

InMed Pharmaceuticals Inc.
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (UNAUDITED)
Expressed in U.S. Dollars

	Common Shares		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total
	#	$	$	$	$	$
Balance July 1, 2025	2,002,186	91,221,174	39,322,644	(117,237,892)	128,569	13,434,495
Share issuance costs	—	(137,178)	—	—	—	(137,178)
Exercise of pre-funded warrants	602,000	722,400	(722,400)	—	—	—
Loss for the period	—	—	—	(1,726,899)	—	(1,726,899)
Share-based compensation	—	—	20,205	—	—	20,205

Balance September 30, 2025	2,604,186	91,806,396	38,620,449	(118,964,791)	128,569	11,590,623
Exercise of pre-funded warrants	200,000	240,000	(240,000)	—	—	—
Loss for the period	—	—	—	(2,028,223)	—	(2,028,223)
Share-based compensation	—	—	25,264	—	—	25,264

Balance December 31, 2025	2,804,186	92,046,396	38,405,713	(120,993,014)	128,569	9,587,664
Proceeds from SEPA	259,877	231,675	—	—	—	231,675
Exercise of pre-funded warrants	250,000	300,000	(300,000)	—	—	—
Loss for the period	—	—	—	(2,966,336)	—	(2,966,336)
Share-based compensation	—	—	38,771	—	—	38,771

Balance March 31, 2026	3,314,063	92,578,071	38,144,484	(123,959,350)	128,569	6,891,774

	Common Shares		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total
	#	$	$	$	$	$
Balance July 1, 2024	445,908	82,784,400	35,368,899	(109,075,759)	128,569	9,206,109

Private placement	186,361	1,030,063	—	—	—	1,030,063
Share issuance costs	—	(191,824)	—	—	—	(191,824)
Exercise of pre-funded warrants	34,700	576,034	(576,034)	—	—	—
Loss for the period	—	—	—	(1,677,868)	—	(1,677,868)
Share-based compensation	—	—	28,964	—	—	28,964

Balance September 30, 2024	666,969	84,198,673	34,821,829	(110,753,627)	128,569	8,395,444
Private Placement	57,183	396,153	—	—	—	396,153
Share issuance costs	—	(57,632)	—	—	—	(57,632)
Loss for the period	—	—	—	(2,575,024)	—	(2,575,024)
Share-based compensation	—	—	23,159	—	—	23,159

Balance December 31, 2024	724,152	84,537,194	34,844,988	(113,328,651)	128,569	6,182,100
Private Placement	483,034	2,935,004	—	—	—	2,935,004
Share issuance costs	—	(15,103)	—	—	—	(15,103)
Loss for the period	—	—	—	(2,120,930)	—	(2,120,930)
Share-based compensation	—	—	40,454	—	—	40,454

Balance March 31, 2025	1,207,186	87,457,095	34,885,442	(115,449,581)	128,569	7,021,525

The accompanying notes form an integral part of these condensed consolidated financial statements.

InMed Pharmaceuticals Inc.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
Expressed in U.S. Dollars

	For the Nine Months Ended March 31,
	2026	2025
	$	$
Cash provided by (used in):
Operating Activities
Net loss	(6,721,458)	(6,373,822)
Items not requiring cash:
Amortization and depreciation	156,912	160,087
Share-based compensation	84,240	92,577
Amortization of right-of-use assets	291,245	243,555
Unrealized foreign exchange loss	27,730	44,876
Changes in operating assets and liabilities:
Prepaids and other currents assets	(294,825)	(61,581)
Other non-current assets	(4,368)	—
Accounts payable and accrued liabilities	(218,577)	(349,399)
Lease obligations	(327,395)	(315,221)
Operating cash flow used by discontinued operations	1,327,501	570,483

Total cash used in operating activities	(5,678,995)	(5,988,445)

Investing Activities
Sale of short-term investments	41,667	40,039
Purchase of short-term investments	(41,667)	(40,039)

Total cash used in investing activities	—	—

Financing Activities
Proceeds from the private placement	231,675	4,361,220
Share issuance costs	(137,178)	(264,559)

Total cash provided by financing activities	94,497	4,096,661

Decrease in cash and cash equivalents during the period	(5,584,498)	(1,891,784)
Cash and cash equivalents beginning of the period	10,743,430	6,571,610

Cash and cash equivalents end of the period	5,158,932	4,679,826

SUPPLEMENTARY CASH FLOW INFORMATION:
Cash paid during the period for:	—	—
Income taxes	$—	$—

Interest	$—	$—

SUPPLEMENTARY DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Recognition of Right-of-use asset and corresponding operating lease	$—	$187,223

The accompanying notes form an integral part of these condensed consolidated financial statements.

InMed Pharmaceuticals Inc.
Notes to the Condensed Consolidated Financial Statements

1.	CORPORATE INFORMATION AND CONTINUING OPERATIONS
Business
InMed Pharmaceuticals Inc. (“InMed” or the “Company”) was incorporated in the Province of British Columbia on
May 19, 1981
, under the Business Corporations Act of British Columbia. InMed is a pharmaceutical drug development company with a pipeline of proprietary small molecule drug candidates targeting the treatment of diseases with high unmet medical needs as well as developing proprietary manufacturing approaches to produce and sell bulk rare cannabinoids as ingredients for various market sectors.
The Company’s shares are listed on the Nasdaq Capital Market (“Nasdaq”) under the trading symbol “INM”. InMed’s office and principal place of business is located at Suite 1445, 885 West Georgia Street, Vancouver, B.C., Canada, V6C 3E8.
Going Concern
In accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”)
2014-15,
Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (Subtopic
205-40),
the Company has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the condensed consolidated financial statements are issued.
Through March 31, 2026, the Company has funded its operations primarily with proceeds from the sale of the Company’s common shares. The Company has incurred recurring losses and negative cash flows from operations since its inception, including net losses of approximately $6.7 million and $6.4 million for each of the nine months ended March 31, 2026 and 2025. In addition, the Company had an accumulated deficit of approximately $124 million as of March 31, 2026. The Company expects to continue to generate operating losses for the foreseeable future.
As of the issuance date of these condensed consolidated quarterly financial statements, the Company expects its cash, cash equivalents and short-term investments of approximately $5.2 million as of March 31, 2026 will be sufficient to fund its operating expenses and capital expenditure requirements into the fourth quarter of calendar 2026, depending on the level and timing of our operating expenses. The future viability of the Company is dependent on its ability to raise additional capital to finance its operations. The Company has concluded that there is substantial doubt about its ability to continue as a going concern within one year after the date that the condensed consolidated financial statements are issued.
The Company expects to continue to seek additional funding through potential strategic and/or transformative corporate opportunities and transactions, which may include collaborating or partnering with other companies, an acquisition or sale of the company, asset sales or acquisitions, licensing of intellectual property, among others, while continuing to seek additional funding through equity or debt financings and/or from other capital sources. The Company may not be successful in identifying or consummating any such transaction or obtaining the financing that it needs to fund its operations on acceptable terms, or at all, and the terms of any transaction and/or financing the Company is able to consummate may adversely affect the holdings or the rights of its existing shareholders and/or the value and trading price of its shares.
In connection with the Company’s assessment of going concern considerations in accordance with
Subtopic 205-40,
management has determined that the Company’s liquidity condition raises substantial doubt about the Company’s ability to continue as a going concern, which is considered to be for a period of one year from the issuance of these financial statements. These condensed consolidated financial statements do not include any adjustments relating to recoverability and classification of recorded asset amounts or the amounts of classification of liabilities that might result from the outcome of this uncertainty. Such adjustments could be material.

2.	SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
These condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles as applied in the United States (“US GAAP”) and pursuant to the rules and regulations of the United States Securities and Exchange Commission (“SEC”) for financial information.
These unaudited condensed consolidated financial statements reflect all adjustments, consisting solely of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of results for the interim periods presented. The results of operations for the three and nine months ended March 31, 2026 and 2025 are not necessarily indicative of results that can be expected for a full fiscal year. These unaudited condensed consolidated financial statements follow the same significant accounting policies as those described in the notes to the audited consolidated financial statements of the Company for the fiscal year ended June 30, 2025.
Discontinued Operations
On March 4, 2026, the Company’s board of directors ratified, confirmed and approved the decision of the board members of BayMedica to wind down and exit BayMedica’s commercial operations business segment (“commercial operations”), which is the only revenue-generating commercial operations of the Company. BayMedica intends to substantially complete the wind down and exit prior to the end of its fiscal year ending June 30, 2026. During the interim period leading to the completion of operational wind down, BayMedica will continue its commercial operations including sales, marketing, limited manufacturing, and logistics. Following the wind down of commercial operations, the Company will focus exclusively on the development of its pharmaceutical drug candidates, including
INM-901
for Alzheimer’s disease and
INM-089
for dry
Age-related
Macular Degeneration as they advance towards IND filings and initial human clinical trials.
In connection with the wind down of commercial operations, BayMedica is expected to incur severance and other employee-related costs of approximately $550,000 and expects to incur additional related expenditures of approximately $120,000 through the end of the current fiscal year. These expenditures are expected to be reduced by the profits from the sale of BayMedica’s products prior to the completion of operational wind down.
The estimates of the charges and costs that BayMedica expects to incur, and the timing thereof, as well as its revenue expectations, are subject to a number of assumptions and actual results may differ materially from those described above. In addition, BayMedica may incur other charges or cash expenditures not currently contemplated due to unanticipated events that may occur as a result of or in connection with the wind down of its commercial operations.
Refer to Note 3 for additional information on discontinued operations. All other notes to these consolidated financial statements present the results of continuing operations and exclude amounts related to discontinued operations for all periods presented.
Reclassifications
Certain prior year amounts in the condensed consolidated financial statements and the notes thereto have been reclassified where necessary to conform to the current year’s presentation. These reclassifications did not affect the prior period’s total assets, total liabilities, shareholders’ equity, net loss or net cash used in operating activities. During the three and nine months ended March 31, 2025, the Company reclassed certain prior year costs from research and development to general and administrative.

Use of Estimates
The preparation of financial statements in compliance with US GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the balance sheet date, and the corresponding revenues and expenses for the periods reported. It also requires management to exercise judgment in applying the Company’s accounting policies. In the future, actual experience may differ from these estimates and assumptions. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to these consolidated financial statements are the application of the going concern assumptions, determining the fair value of share-based payments, income tax provisions, warrant valuations, and the assumptions used in the determination of research & development accruals.
Actual results could differ significantly from those estimates.
Basis of Consolidation
These condensed consolidated financial statements include the accounts of the Company and its subsidiaries, InMed Pharmaceutical Ltd.; BayMedica, LLC; Biogen Sciences Inc.; and Sweetnam Consulting Inc. Biogen Sciences Inc. and Sweetnam Consulting Inc. are inactive subsidiaries. A subsidiary is an entity that the Company controls, either directly or indirectly, where control is defined as the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. All inter-company transactions and balances including unrealized income and expenses arising from intercompany transactions are eliminated in preparing these condensed consolidated financial statements.
Foreign Currency
The functional currency of the Company and its subsidiaries is the U.S. Dollar. These condensed consolidated financial statements are presented in U.S. Dollars. References to “$” and “US$” are to United States (“U.S.”) dollars and references to “C$” are to Canadian dollars.
Cash and Cash Equivalents
Cash and cash equivalents include
cash-on-hand,
demand deposits with financial institutions and other short-term, highly liquid investments with original maturities of three months or less when acquired that are readily convertible to known amounts of cash and subject to an insignificant risk of change in value. As of March 31, 2026 and June 30, 2025, the Company held $4.6 million and $4.5 million, respectively, of cash equivalents in a money market fund that is considered Level 1 in the financial instrument’s hierarchy due to the readily available quoted prices in active markets for identical instruments.
Short-term Investments
Short-term investments include fixed and variable rate guaranteed investment certificates, with terms greater than three months and less than twelve months. Due to the short-term nature of these investments the fair value of the investments approximates the current value. Guaranteed investment certificates are convertible to known amounts of cash and are subject to an insignificant risk of change in value.
Concentration of Credit Risk and Other Risks and Uncertainties
At times, cash balances may exceed the Federal Deposit Insurance Corporation or Canadian Deposit Insurance Corporation limits. The Company has not experienced any losses related to these balances. The uninsured cash balance as of March 31, 2026, was $2.4 million. The Company does not believe it is exposed to significant credit risk on cash and cash equivalents.
Impairment of Long-Lived Assets
The Company assesses the recoverability of its long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the long-lived asset is measured by a comparison of the carrying amount of the asset to future undiscounted net cash flows expected to be generated by the asset or assets. If the carrying value exceeds the sum of undiscounted cash flows, the Company then determines the fair value of the underlying asset. Any impairment to be recognized is measured as the amount by which the carrying amount of the asset group exceeds the estimated fair
value of the asset group. Assets classified as held for sale are reported at the lower of the carrying amount or fair value, less costs to sell.
Fair Value Measurements
Financial Assets
Financial assets are initially recognized at fair value, plus transaction costs that are directly attributable to their acquisition or issue and subsequently carried at amortized cost, using the effective interest rate method, less any impairment losses. No financial assets are or elected to be carried at fair value through profit or loss or where changes in fair value are recognized in the condensed consolidated statements of operations and comprehensive loss in other comprehensive loss.
Short-term investments are subsequently recorded at cost plus accrued interest, which approximates fair value due to short-term nature.
Financial Liabilities
To determine the fair value of financial instruments, the Company uses the fair value hierarchy for inputs used to measure fair value of financial assets and liabilities. This hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels: Level 1 (highest priority), Level 2, and Level 3 (lowest priority).

Level 1	—	Unadjusted quoted prices in active markets for identical instruments.

Level 2	—	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs).

Level 3	—	Inputs are unobservable and reflect the Company’s assumptions as to what market participants would use in pricing the asset or liability. The Company develops these inputs based on the best information available. Assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurements. Changes in the observability of valuation inputs may result in a reclassification of levels for certain securities within the fair value hierarchy.
The carrying value of cash and cash equivalents, short-term investments, accounts payable, and accrued liabilities approximate their carrying values as at March 31, 2026.
Earnings (Loss) Per Share
Basic earnings (loss) per common share (“EPS”) is computed by dividing the net income or loss applicable to common shares of the Company by the weighted average number of common shares outstanding for the relevant period. As of March 31, 2026 and 2025, the Company has 900,363 and 1,150,363 respectively, pre-funded
warrants included in the basic earnings (loss) per share. Diluted earnings (loss) per common share (“Diluted EPS”) is computed by dividing the net income or loss applicable to common shares by the sum of the weighted average number of common shares issued and outstanding and all additional common shares that would have been outstanding, if potentially dilutive instruments were converted. If the conversion of outstanding stock options and warrants into common share is anti-dilutive, then Diluted EPS is not presented separately from EPS.

The following table sets forth the number of potential Common Shares that have been excluded from diluted net income (loss) per share because their effect was anti-dilutive:

	As of March 31,
	2026	2025
Options	186,098	61,864
Warrants	2,588,847	509,580

	2,774,945	571,444

Share-based Payments
The Company follows the requirements of FASB ASC
718-10-10,
Share-Based Payments with regards to stock-based compensation issued to employees and non-employees.
The Company has agreements and arrangements that call for stock to be awarded to the employees and consultants at various times as compensation and periodic bonuses. The expense for this stock-based compensation is equal to the fair value of the stock price on the day the stock was awarded multiplied by the number of shares awarded. The Company has a relatively low forfeiture rate of stock-based compensation and forfeitures are recognized as they occur.
The valuation methodology used to determine the fair value of the options issued during the period is the Black-Scholes option-pricing model. The Black-Scholes model requires the use of a number of assumptions including the volatility of the stock price, the average risk-free interest rate, and the weighted average expected life of the options. Risk-free interest rates are calculated based on continuously compounded risk-free rates for the appropriate term. The dividend yield is assumed to be zero as the Company has never paid or declared any cash dividends on its Common Shares and does not intend to pay dividends on its Common Shares in the foreseeable future. The expected forfeiture rate is estimated based on management’s best assessment.
Estimated volatility is a measure of the amount by which the Company’s stock price is expected to fluctuate each year during the expected life of the award. The Company’s calculation of estimated volatility is based on historical stock prices over a period equal to the expected life of the awards.
Segment reporting
Following the classification of the Commercial segment as discontinued operations, the Company has one reportable segment that constitutes consolidated results consisting of its operations. Unless otherwise noted, all activities and amounts reported in the following notes relate to the continuing operations of the Company and exclude activities and amounts related to discontinued operations. See notes 3 and 8 of the condensed consolidated financial statements for a discussion of discontinued operations and the Company’s operating segment.
Operating segments are defined as components of an enterprise about which separate discrete information is available for evaluation by the Chief Executive Officer and the senior management team (CODM), in deciding how to allocate resources and in assessing performance. The Company views its operations and manages its business as one operating segment Pharma segment.
Statement of Cash Flows
The Company has elected to present cash flows from discontinued operations on a net basis within each category of the consolidated statements of cash flows. Accordingly, the consolidated statements of cash flows do not separately present cash flows from discontinued operations within operating, investing and financing activities. Additional information regarding discontinued operations is included in Note 3.

Recent Accounting Pronouncements
The Company has reviewed recent accounting pronouncements and concluded that they are either not applicable to the Company or that there was no material impact or no material impact is expected in these condensed consolidated financial statements as a result of future adoption.
In December 2025, the FASB issued ASU
2025-12,
Codification Improvements
, which clarifies various topics in the Accounting Standards Codification to improve consistency and address technical corrections. Key improvements include clarifying the calculation of diluted earnings per share (EPS)
when a loss from continuing operations exists
.
The amendments in this update are effective for the Company beginning January 1, 2027, with early adoption permitted. The Company is assessing the impact of adopting this standard.
In December 2025, the FASB issued ASU
2025-11,
Interim Reporting (Topic 270): Narrow Scope Improvements
. This update clarifies the applicability of interim reporting guidance and the form and content of interim financial statements. It also establishes a disclosure principle requiring an entity to disclose material events and changes occurring since the end of the last annual reporting period. ASU
2025-11
is effective for the Company for interim periods within annual reporting periods beginning after December 15, 2027, with early adoption permitted. The Company is assessing the impact of adopting this standard.
In July 2025, the FASB issued ASU
2025-05,
 Financial Instruments — Credit Losses
, which provides a practical expedient for estimating expected credit losses for current accounts receivable and current contract assets that arise from transactions accounted for under Topic 606,
 Revenue from Contracts with Customers
. ASU
2025-05
is effective for annual periods beginning after December 15, 2025 and interim periods within those annual reporting periods and should be applied prospectively, with early adoption permitted. The Company is assessing the impact of adopting this standard.
In November 2024, the FASB issued ASU
2024-03,
 Income Statement Reporting Comprehensive Income — Expense Disaggregation Disclosures
, which requires disclosure, in the notes to financial statements, of specified information about certain costs and expenses. The amendments in this update improve financial reporting by requiring that public business entities disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. This ASU should be applied on a prospective basis, with retrospective application permitted. The amendments in this update are effective for fiscal years beginning after December 15, 2026 and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the future effect the adoption of this ASU will have on our consolidated financial statements and related disclosures.
In December 2023, the FASB issued ASU
2023-09,
Income Taxes (Topic 740): Improvements to Income Tax Disclosures
, which requires disclosure of specific categories meeting a quantitative threshold within the income tax rate reconciliation, as well as disaggregation of income taxes paid by jurisdiction. This ASU, which can be applied either prospectively or retrospectively, is effective for annual periods beginning after December 15, 2024, with early adoption permitted. The Company has adopted this accounting pronouncement.

3.	DISCONTINUED OPERATIONS
As previously described, assets and liabilities and income (loss) from discontinued operations are presented separately in the Consolidated Balance Sheets and Income (Loss) for all periods presented.

The following tables reconcile the carrying amounts of the major classes of assets and liabilities of discontinued operations to the current assets and liabilities of discontinued operations as presented on the Company’s Consolidated Balance Sheets:

Assets and Liabilities of Discontinued Operations	March 31, 2026	June 30, 2025
Current Assets of Discontinued Operations
Cash and cash equivalents	345,878	332,441
Accounts receivable, net	179,233	465,104
Prepaids and other current assets	4,067	2,200
Inventories	541,135	961,173

Total Current Assets of Discontinued Operations	1,070,313	1,760,918

Current Liabilities of Discontinued Operations
Accounts payable and accrued liabilities	279,198	173,438
Severance	531,136	—

Total Current Liabilities of Discontinued Operations	810,334	173,438

The following table provides details about the major classes of line items constituting “Income (loss) from discontinued operations” as presented in the Company’s Consolidated Statements of Income (Loss):
Income (Loss) from Discontinued Operations

	Three Months Ended
	3/31/2026	3/31/2025
Sales	659,848	1,261,578
Cost of Sales	(592,886)	(1,085,953)

Gross Margin	66,962	175,625
Operating Expenses
General and administrative	240,120	215,699
Research and development	827	13,187
Amortization and depreciation	600	600

Total Operating Expenses	241,547	229,486
Loss of Discontinued Operations before Provision for Income Taxes	(174,585)	(53,861)

Provision for Income Taxes	—	—

Net loss of Discontinued Operations	(174,585)	(53,861)

	Nine Months ended
	March 31, 2026	March 31, 2025
Sales	2,600,157	3,637,923
Cost of sales	(1,945,842)	(2,507,991)

Gross profit	654,315	1,129,932
Operating Expenses
General and administrative	830,923	620,108
Research and development	12,973	26,156
Amortization and depreciation	1,798	1,798

Total Operating Expenses	845,694	648,062
Loss of Discontinued Operations before Provision for Income Taxes	(191,379)	481,870

Provision for Income Taxes	—	—

Net income (loss) of Discontinued Operations	(191,379)	481,870

4.	INTANGIBLE ASSETS
The following table summarizes the Company’s intangible assets:

	March 31, 2026	June 30, 2025
	$	$
Intellectual property	1,736,420	1,736,420
Patents	1,191,000	1,191,000

Intangible assets	2,927,420	2,927,420
Less: accumulated amortization	(1,428,947)	(1,306,858)

Intangible assets, net	1,498,473	1,620,562

Acquired intellectual property is recorded at cost and is amortized on a straight-line basis over 18 years. Acquired patents consist of patents related to the development of cannabinoid analogs. This intangible asset is being amortized over an estimated useful life of 18 years. As at March 31, 2026, the definite-lived intangible assets had a weighted average estimated remaining useful life of approximately 11 years. There was no impairment loss during the three and nine months ended March 31, 2026 and 2025.
Amortization expense on intangible assets for the three months ended March 31, 2026 and 2025 was approximately $41,000 and $41,000 respectively. Amortization expense on intangible assets for the nine months ended March 31, 2026 and 2025 was approximately $122,000 and $122,000 respectively. The Company expects amortization expense to be incurred over the next five years as follows:

Year ending June 30,	$
2026 (remaining)	40,687
2027	162,746
2028	162,746
2029	162,746
2030	162,746
Thereafter	806,802

Total	1,498,473

5.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Accounts payable and accrued liabilities consist of the following:

	March 31, 2026	June 30, 2025
	$	$
Trade payables	225,051	277,856
Accrued research and development expenses	126,767	65,204
Employee compensation, benefits and related accruals	373,540	417,927
Accrued general and administrative expenses	286,193	469,858

Accounts payable and accrued liabilities	1,011,551	1,230,845

6.	SHARE CAPITAL AND RESERVES
Authorized
As of March 31, 2026, the Company’s authorized share structure consisted of an unlimited number of: (i) Common Shares; and (ii) preferred shares without par value (the “Preferred Shares”). No Preferred Shares were issued and outstanding as of March 31, 2026 and June 30, 2025.
The Company may, from time to time, issue Preferred Shares and may, at the time of issuance, determine the rights, preferences and limitations pertaining to these shares. Holders of preferred shares may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding up of the Company before any payment is made to the holders of Common Shares.
Private Placement
On June 25, 2025, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with the selling shareholder, for the sale and issuance of an aggregate of 1,952,363 common shares
(or pre-funded
warrants in lieu thereof) at a purchase price of $2.561 per share (or pre-funded
warrant in lieu thereof). In addition, the Company agreed to issue the selling shareholder short-term preferred investment options to purchase up to an aggregate of 1,952,363 common shares at an exercise price of $2.436 per share. The foregoing transaction is referred to herein as the Private Placement. On June 26, 2025, the parties consummated the Private Placement. The terms of the Purchase Agreement provided the selling shareholder the option of purchasing the pre-funded
warrants in lieu of common shares in such manner as to result in the same aggregate purchase price being paid by the Selling Shareholder to the Company. The Company received gross proceeds of approximately $5.0 million and paid approximately $0.6 million in transaction costs.
The
pre-funded
warrants have an exercise price of $0.0001 per
pre-funded
warrant and can be exercised at any time from the date and time of issuance until the pre-funded
warrants are exercised in full. The
pre-funded
warrants had an aggregate relative fair value of $2.9 million at the time of issuance. As of March 31, 2026, 1,052,000 pre-funded
warrants have been exercised since the consummation of the Private Placement.
The preferred investment options issued to the selling shareholder in the Private Placement have an exercise price of $2.436 per share, became exercisable immediately upon issuance and will expire eighteen months from the effective date of the Resale Registration Statement of August 1, 2025. The preferred investment options had an aggregate relative fair value of $2.0 million at the time of their issuance. There were no preferred investment options exercised from the Private Placement as of March 31, 2026.
Concurrently with the Purchase Agreement, the Company and the selling shareholder entered into an Amendment Letter, dated June 24, 2025, or the Existing Investment Option Amendment, to amend 199,115 preferred investment options issued to the selling shareholder on October 24, 2023, or the Existing Investment Options (see below), with an exercise price of $16.60, pursuant to which the Existing Investment Options were amended to be exercisable for 199,115 common shares at a reduced exercise price of $2.436 per share in consideration for the selling shareholder’s participation in the Private Placement and the payment by the selling shareholder to the Company of cash consideration of $0.125 per Existing Investment Option for total cash payment to the Company of $25,000. The expiration date remains April 26, 2029. The inducement contemplated by the Existing Investment Option Amendment is considered a warrant modification due to the changing of the terms of the warrants. The modification had a fair value of $0.1 million as of the date of the Inducement, using a Black-Scholes model, and is recognized as an equity issuance cost in accordance with ASC
718-20-35-3.
There were no 2025 Existing Preferred Investment Options exercised as of March 31, 2026.
Standby Equity Purchase Agreement (the “SEPA”)
On December 13, 2024, the Company entered into a Standby Equity Purchase Agreement (the “SEPA”) with YA II PN, LTD (the “Investor”) to sell up to $10 million in the aggregate of the Company’s Common Shares at any time during the
36-month
period following the effective date of the SEPA. The Company issued 259,877 Common Shares for gross proceeds of approximately $231,675 during the nine months ended March 31, 2026. The Company issued 1,208,336 Common Shares for gross proceeds of approximately $6.2 million during the year ended June 30, 2025. This amount has been offset by commitment fees and other SEPA related fees of $0.4 million, since, at the inception of the arrangement, the fees exceeded the fair value of the asset recognized. The SEPA was precluded from equity treatment in accordance with ASC
815-40-25
as the SEPA was not deemed fixed according to the accounting standard.
Under the terms of the SEPA, the Company paid the Investor a one-time
structuring fee in the amount of $25,000 in December 2024 and a commitment fee of $0.3 million (an amount equal to 2.50% of the commitment amount), which was paid in cash in equal quarterly installments effective December 2024.
Common Share Warrants
A summary of the Company’s warrant activity and related information for the periods covered were as follows:

	Number of Shares Under Warrants	Weighted Average Exercise Price
Balance as at July 1, 2025	4,541,210	$3.90
Warrants Granted	—	—
Exercised	(1,052,000)	—
Expired/Cancelled	—	—

Warrants Outstanding at March 31, 2026	3,489,210	54.67

Warrants Exercisable at March 31, 2026	3,489,210	54.67

As of March 31, 2026 and June 30, 2025, the warrants exercisable and outstanding have an intrinsic value of $580,554 and $8,102,467, respectively, with a weighted average remaining life of 1 year and 2 years, respectively.

7.	SHARE-BASED PAYMENTS
Option Plan Details
On March 24, 2017, and as amended on November 20, 2020, the Company’s shareholders approved: (i) the adoption of a new stock option plan (the “Plan”) pursuant to which the Company’s Board of Directors may, from time to time, in its discretion and in accordance with applicable regulatory requirements, grant to directors, officers, employees and consultants of the Company, non-transferable
options to purchase Common Shares, provided that the number of Common Shares reserved for issuance will not exceed twenty percent (20%) of the issued and outstanding Common Shares at the date the options are granted (on a non-diluted
and rolling basis); and (ii) the application of the Plan to all outstanding stock options of the Company that were granted prior to March 24, 2017 under the terms of the Company’s previous stock option plan. On December 8, 2025 and December 18, 2024, the Company’s Board of Directors approved the reservation of an additional 300,000 and 60,000 Common Shares under the Plan, respectively.
As of March 31, 2026 and June 30, 2025, there were 216,590 and 41,278 stock options immediately available for future allocation pursuant to applicable regulatory requirements. The maximum number of options issuable under the terms of the Plan equates to 20% of the then issued and outstanding shares. The option price under each option shall not be less than the closing price on the day prior to the date of grant. All options vest upon terms as set by the Board of Directors, either over time, up to 36 months, or upon the achievement of certain corporate milestones.
The following is a summary of changes in outstanding options from July 1, 2025 to March 31, 2026:

	Number	Weighted Average Exercise Price
Balance at July 1, 2025	61,410	$32.53
Granted	138,150	1.33
Expired/Forfeited	(13,462)	56.29

Balance at March 31, 2026	186,098	$7.57

March 31, 2026:
Vested and exercisable	46,625	$24.59
Unvested	139,473	$1.88
Total expenses arising from share-based payment transactions recognized during the three months ended March 31, 2026 and 2025 were $38,771 and $40,454, respectively, of which $22,287 and $23,854, respectively, was allocated to general and administrative expenses, $15,983 and $15,956, respectively, was allocated to research and development expenses, and $501 and $644, respectively, was allocated to Cost of Goods Sold.
Total expenses arising from share-based payment transactions recognized during the nine months ended March 31, 2026 and 2025 were $84,240 and $92,577, respectively, of which $51,706 and $55,393, respectively, was allocated to general and administrative expenses, $31,447 and $36,172, respectively, was allocated to research and development expenses, and $1,087 and $1,012, respectively, was allocated to Cost of Goods Sold.
Unrecognized compensation cost at March 31, 2026 related to unvested options was $109,344, which will be recognized over a weighted-average vesting period of approximately 1.4 years.

8.	LEASE OBLIGATIONS
The Company is committed to minimum lease payments as follows:

Maturity Analysis	March 31, 2026
$
Year 1	401,445
Year 2	31,323
Year 3	—
Year 4	—
Year 5	—
More than five years	—

Total undiscounted lease liabilities	432,768
Less: imputed interest	(12,621)

Present value of lease liabilities	420,147
Less: Current portion of lease liabilities	(389,381)

Non-current portion of lease liabilities	30,766

On July 29, 2024, the Company entered into a lease agreement for office space in Vancouver, British Columbia. This office occupies approximately 2,243 square feet with a monthly basic rental rate and operating charges of an estimated C$12,296 for the two-year
term of the agreement. The Company used an incremental borrowing rate of 7% and recognized a ROU asset and corresponding operating lease liability of $205,201.
On October 5, 2023, BayMedica amended its lease located in South San Francisco, California, in order to extend its lease to May 14, 2027. The Company is obligated to pay $1,295,759 over the three-year period unless terminated before the end of the period. The Company used an incremental borrowing rate of 6.15% and recognized a ROU asset and corresponding operating lease liability of $953,935. The Company can terminate the lease with three months’ written notice and a payment of $187,938.

9.	SEGMENT INFORMATION
The Company reports segment information based on the management approach, which designates the internal reporting used by the Chief Operating Decision Maker (“CODM”), the Company’s
Chief Executive Officer
and the senior management team, for making decisions and assessing performance as the source of the Company’s reportable segment. The Company has determined its reportable segment to be the Pharma segment based on the information used by the CODM. Other than cash, cash equivalents and short-term investments (“Unrestricted cash”) balances, the CODM does not regularly review asset information by reportable segment and, therefore, the Company does not report asset information by reportable segment.

The following table presents information about the Company’s reportable segment for the three and nine months ended March 31, 2026 and 2025:

	For the Three Months Ended March 31,		For the Nine Months Ended March 31,
	2026	2025	2026	2025
	$	$	$	$
Operating Expenses
Research and development	1,022,630	425,370	2,222,732	2,243,948
General and administrative	1,742,016	1,584,393	4,304,323	4,155,493
Amortization and depreciation	51,707	51,706	156,912	158,289
Foreign exchange loss (gain)	23,168	22,165	62,026	50,608

Total operating expenses	2,839,521	2,083,634	6,745,993	6,608,338
Other Income (Expense)
Interest and other income	47,770	16,565	215,914	104,195
Finance expense	—	—	—	(351,549)

Net loss from continuing operations before taxes	(2,791,751)	(2,067,069)	(6,530,079)	(6,855,692)
Income tax expense	—	—	—	—

Net loss from continuing operations	(2,791,751)	(2,067,069)	(6,530,079)	(6,855,692)

10.	COMMITMENTS AND CONTINGENCIES
Pursuant to the terms of agreements with various contract research organizations, as of March 31, 2026, the Company is committed for contract research services and materials at a cost of approximately $0.4 million, expected to occur in the twelve months following period.
Pursuant to the terms of agreements with various vendors, as of June 30, 2025, the Company is committed for contract materials and equipment at a cost of approximately $0.6 million, expected to occur in the twelve months following March 31, 2026.
Pursuant to the terms of a certain Technology Assignment Agreement, dated as of May 31, 2017 (the “Technology Agreement”), between the Company and the University of British Columbia (“UBC”), the Company is committed to pay royalties to UBC on certain licensing and royalty revenues received by the Company for biosynthesis of certain drug products that are covered by the Technology Agreement. To date, no payments have been required to be made.
Short-term investments include guaranteed investment certificates, with one year terms, of $41,625 and $43,384 as of March 31, 2026 and June 30, 2025, respectively, that are pledged as security for a corporate credit card.
In addition to the foregoing, the Company has entered into certain agreements in the ordinary course of operations that may include indemnification provisions, which are common in such agreements. In some cases, the maximum amount of potential future indemnification is unlimited; however, the Company currently holds commercial general liability insurance. This insurance may limit the Company’s overall liability and may enable the Company to recover a portion of any future amounts paid. Historically, the Company has not made any indemnification payments under such agreements, and it believes that the fair value of these indemnification obligations is minimal. Accordingly, the Company has not recognized any liabilities relating to these obligations for any period presented.
BayMedica entered into a technology license agreement (“Agreement”) with a third party (the “Licensor”) on February 15, 2021. Under the Agreement, BayMedica agreed to license a proprietary process in the United States where the Licensor has a pending U.S. patent application in exchange for certain annual royalty payments contingent on the net sales of products made using the licensed process. The royalty payments were to be made for the period beginning on the first commercial sale of the licensed product and ending on the later of the expiration of the Licensor’s patent rights or ten years after the first commercial sale of such licensed product.
On April 29, 2025, BayMedica received a letter from the Licensor of its intention to commence arbitration proceedings pursuant to the Agreement together with a Notice of Arbitration (the “Patent License Matter”). The Patent License Matter will be subject to final, binding and non-appealable
arbitration under the
Arbitration Act
, 1991 (Ontario) and determined pursuant to Ontario law.
In its Notice of Arbitration, the Licensor takes the position that the annual royalty payments are not simply required to maintain an exclusive license with respect to the proprietary process, but rather function as guaranteed annual minimum payments that BayMedica must make for the duration of the Agreement regardless of net sales. On the basis of this theory, and this theory alone, the Licensor seeks relief against BayMedica including (a) approximately US $3.4M in annual payments for 2022 through 2024 and (b) a declaration that BayMedica is liable to pay certain annual minimum payments of approximately $2.3M for the remainder of the term of the Agreement. BayMedica disputes the amount owing and to be paid over the duration of the agreement. BayMedica vehemently contests the Licensor’s interpretation of the Agreement and its position in the Patent License Matter, and intends to take all necessary steps to vigorously defend the Patent License Matter.
On January 16, 2026, the Licensor delivered an Amended Notice of Arbitration alleging that BayMedica breached several obligations under the Agreement, including, among other things, failing to ensure sublicensee compliance with reporting obligations under the Agreement, and failing to remit required royalties. On this basis, the Licensor seeks an unspecified quantum of damages for BayMedica’s alleged breach of the Agreement, seeks a declaration that BayMedica has failed to comply with its obligations under the Agreement, including its reporting requirements and requirements in respect of its alleged sublicensees, and an Order for specific performance requiring it to comply with those obligations. BayMedica disputes the amended allegations and denies breaching the Agreement as alleged.
While the Company is not able to predict the outcome of the Patent License Matter, an unfavorable outcome to BayMedica would have a material adverse impact on the Company’s business and financial condition and on BayMedica’s ability to continue operations.

11.	SUBSEQUENT EVENTS
The Company has evaluated subsequent events through the date of the filing of these unaudited condensed consolidated financial statements and determined that there have been no events that have occurred that would require adjustments to our disclosures in the condensed consolidated financial statements except for the matters described below.
On April 21, 2026, the Company amended the exercise price of 2,151,478 Preferred Investment Options from $2.436 to $0.80.
On April 24, 2026, the Company amended the exercise prices of 153,236 Preferred Investment Option from a weighted average price of $71.21 to $0.80.

INDEX TO MENTARI THERAPEUTICS, INC.’S FINANCIAL STATEMENTS

Period from June 13, 2025 (Inception) to December 31, 2025
Report of Independent Registered Public Accounting Firm (PCAOB ID: 42)	F-48
Balance Sheet as of December 31, 2025	F-50
Statement of Operations and Comprehensive Loss for the period from June 13, 2025 (Inception) to December 31, 2025	F-51
Statement of Convertible Preferred Stock and Stockholders’ (Deficit) Equity for the period from June 13, 2025 (Inception) to December 31, 2025	F-52
Statement of Cash Flows for the period from June 13, 2025 (Inception) to December 31, 2025	F-53
Notes to Financial Statements	F-54

Three Months Ended March 31, 2026
Unaudited Condensed Consolidated Balance Sheets as of March 31, 2026 and December 31, 2025	F-74
Unaudited Condensed Consolidated Statement of Operations and Comprehensive Loss for the three months ended March 31, 2026	F-75
Unaudited Condensed Consolidated Statement of Convertible Preferred Stock and Stockholders’ (Deficit) Equity for the three months ended March 31, 2026.	F-76
Unaudited Condensed Consolidated Statement of Cash Flows for the three months ended March 31, 2026	F-77
Notes to Unaudited Condensed Consolidated Financial Statements	F-78

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Mentari Therapeutics, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Mentari Therapeutics, Inc. (the Company) as of December 31, 2025, the related statements of operations and comprehensive loss, convertible preferred stock and stockholders’ (deficit) equity and cash flows for the period from June 13, 2025 (inception) to December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and the results of its operations and its cash flows for period from June 13, 2025 (inception) through December 31, 2025 in conformity with U.S. generally accepted accounting principles.

The Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred significant operating losses and negative cash flows from operations and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Accounting for the Antibody Discovery and Option Agreement

Description of the Matter

As described in Note 9 to the financial statements, during September 2025, the Company entered into an Antibody Discovery and Option Agreement (the “Paragon Option Agreement”) with Paragon and Paratari, both related parties, for certain research programs being developed by Paragon. The Company recorded expense of $18.2 million during the period from June 13, 2025 (inception) through December 31, 2025 for amounts incurred under the Paragon Option Agreement. The Company concluded that the arrangement represented the acquisition of in-process research and development assets with no alternative future use, resulting in the upfront consideration being recognized as research and development expense upon execution of the agreement. The Company also evaluated the classification of the warrants issued to Paratari and concluded that the warrants were equity classified.

Auditing management’s evaluation of the recognition of acquired in-process research and development and the classification of warrants issued was especially challenging and required significant audit effort and judgment due to the complex assessment of provisions within the Paragon Option Agreement under authoritative guidance and the related party nature of the transaction.

How We Addressed the Matter in Our Audit	To evaluate the Company’s accounting for the Paragon Option Agreement and warrants, our audit procedures included, among others, reading the agreements, discussing the contractual terms with management, and evaluating management’s technical accounting analysis for consistency with the agreement and applicable accounting guidance.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2025.

Philadelphia, Pennsylvania

July 2, 2026

MENTARI THERAPEUTICS, INC.

BALANCE SHEET

(In thousands, except share and per share amounts)

December 31,
2025
Assets
Current assets:
Cash and cash equivalents	$46,259
Prepaid expenses and other current assets	43

Total current assets	46,302

Total assets	$46,302

Liabilities, Convertible Preferred Stock and Stockholders’ (Deficit) Equity
Current liabilities
Accounts payable	$135
Accrued expenses	879
Related-party accounts payable	9,250

Total current liabilities	10,264

Total liabilities	10,264

Commitments and contingencies (Note 10)

Convertible preferred stock:
Series Seed convertible preferred stock, $0.0001 par value; 20,000,000 shares authorized, issued and outstanding as of December 31, 2025; liquidation preference of $200 as of December 31, 2025	200
Series A convertible preferred stock, $0.0001 par value; 40,078,699 shares authorized as of December 31, 2025; 40,078,698 shares issued and outstanding as of December 31, 2025; liquidation preference of $55,000 as of December 31, 2025	54,880
Stockholders’ (deficit) equity:
Common stock, $0.0001 par value; 81,000,000 shares authorized as of December 31, 2025, 5,305,556 shares issued and outstanding as of December 31, 2025	1
Additional paid-in capital	390
Accumulated deficit	(19,433)

Total stockholders’ (deficit) equity	(19,042)

Total liabilities, convertible preferred stock and stockholders’ (deficit) equity	$46,302

The accompanying notes are an integral part of these financial statements.

MENTARI THERAPEUTICS, INC.

STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS

(In thousands, except share and per share amounts)

Period from June 13, 2025 (Inception) to December 31, 2025
Operating expenses:
Research and development(1)	$18,905
General and administrative(2)	947

Total operating expenses	19,852

Loss from operations	(19,852)

Other income:
Interest income	419

Total other income	419

Net loss and comprehensive loss	$(19,433)

Net loss per share attributable to common stockholders, basic and diluted	$(3.89)

Weighted-average common shares outstanding, basic and diluted	5,000,000

(1)	Includes related party amount of $18.0 million for the period from June 13, 2025 (inception) to December 31, 2025 (see Note 12).
(2)	Includes related party amount of $0.5 million for the period from June 13, 2025 (inception) to December 31, 2025 (see Note 12).

The accompanying notes are an integral part of these financial statements.

MENTARI THERAPEUTICS, INC.

STATEMENT OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ (DEFICIT) EQUITY

(In thousands, except share amounts)

	Series Seed Convertible Preferred Stock		Series A Convertible Preferred Stock		Series Seed Related- party Subscription Receivable	Common Stock		Additional Paid-in Capital	Common Stock Related-party Subscription Receivable	Accumulated Deficit	Total Stockholders’ (Deficit) Equity
	Shares	Amount	Shares	Amount		Shares	Amount
Balances as of June 13, 2025 (inception)	20,000,000	$200	—	$—	$(200)	5,000,000	$1	$49	$(50)	$—	$—
Cash receipts of related-party subscription receivables	—	—	—	—	200	—	—	—	50	—	50
Issuance of restricted stock awards, net of forfeitures	—	—	—	—	—	305,556	—	—		—	—
Issuance of Series A convertible preferred stock, net of issuance costs of $120	—	—	40,078,698	54,880	—	—	—	—		—	—
Stock-based compensation expense	—	—	—	—	—	—	—	14		—	14
Grant of Paratari warrant	—	—	—	—	—	—	—	327		—	327
Net loss	—	—	—	—	—	—	—	—		(19,433)	(19,433)

Balances as of December 31, 2025	20,000,000	$200	40,078,698	$54,880	$—	5,305,556	$1	$390	$—	$(19,433)	$(19,042)

The accompanying notes are an integral part of these financial statements.

MENTARI THERAPEUTICS, INC.

STATEMENT OF CASH FLOWS

(In thousands)

Period from June 13, 2025 (Inception) to December 31, 2025
Cash flows from operating activities:
Net loss	$(19,433)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation expense	341
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(43)
Accounts payable	135
Accrued expenses	879
Related party accounts payable	9,250

Net cash used in operating activities	(8,871)

Cash flows from financing activities:
Proceeds from issuance of common stock	50
Proceeds from issuance of Series Seed convertible preferred stock	200
Proceeds from issuance of Series A convertible preferred stock, net of issuance costs	54,880

Net cash provided by financing activities	55,130

Net increase in cash and cash equivalents	46,259
Cash and cash equivalents at beginning of period	—

Cash and cash equivalents at end of period	$46,259

The accompanying notes are an integral part of these financial statements.

MENTARI THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

1.	Nature of the Business and Basis of Presentation

Background and Basis of Presentation

Mentari Therapeutics, Inc. (“Mentari” or the “Company”) was established and incorporated under the laws of the state of Delaware on June 13, 2025. Mentari is a biotechnology company developing therapies for the prevention of migraine. Mentari’s pipeline includes MT-001, an anti-PACAP monoclonal antibody designed for convenient subcutaneous dosing, and MT-002, an anti-CGRP and anti-PACAP bispecific antibody designed to inhibit these complementary pathways. The Company was founded by healthcare investor Fairmount Funds Management LLC (“Fairmount”) and launched to research and develop antibody candidates licensed from Paragon Therapeutics, Inc. (“Paragon”). The Company currently operates as a virtual company, and thus, does not maintain a corporate headquarters or other significant facilities.

The Company is subject to risks and uncertainties common to early-stage companies in the biopharmaceutical industry, including, but not limited to, the ability to complete preclinical and clinical trials, the ability to obtain regulatory approval for product candidates, development by competitors of new technological innovations, dependence on key personnel, the ability to attract and retain qualified employees, reliance on third-party organizations, protection of proprietary technology, compliance with government regulations, product liability, uncertainty of market acceptance of products and the ability to raise additional capital to fund operations.

The Company’s potential product candidates will require approval from the U.S. Federal Food and Drug Administration or comparable foreign authorities prior to the commencement of commercial sales. There can be no assurance that the Company’s potential product candidates will receive all the required approvals. In addition, there can be no assurance that the Company’s potential product candidates, if approved, will be accepted in the marketplace, that any future product candidates can be developed or manufactured at an acceptable cost and with appropriate performance characteristics, or that such product candidates will be successfully marketed, if at all.

On May 19, 2026, the Company entered into an Agreement and Plan of Merger with InMed Pharmaceuticals Inc. (“InMed”) and Indigo Merger Sub Corp and Indigo Merger Sub II, LLC, both wholly owned subsidiaries of InMed, pursuant to which, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Indigo Merger Sub Corp will merge with and into Mentari, with Mentari continuing as a wholly owned subsidiary of InMed and the surviving corporation (the “First Merger”). Immediately following the First Merger and as part of the same overall transaction, Mentari will merge with and into Indigo Merger Sub II, LLC (the “Second Merger” and, together with the First Merger, the “Merger”), with Second Merger Sub II, LLC being the surviving entity of the Second Merger. In connection with the Merger, Second Merger Sub II, LLC will change its corporate name to “Mentari Therapeutics Operating Company, LLC” and InMed will change its name to “Mentari Therapeutics, Inc.” The combined company will be led by the Company’s management team and will remain focused on developing therapies for migraine prevention.

Subject to the terms and conditions set forth in the Merger Agreement, (i) each then-outstanding share of Mentari common stock (including shares of Mentari common stock issued in connection with the Mentari Pre-Closing Financing described below) will be automatically converted solely into the right to receive a number of shares of InMed common stock equal to the Exchange Ratio as defined in the Merger Agreement, (ii) each then-outstanding share of Mentari Series Seed preferred stock will be converted into the right to receive a number of shares of InMed Series A non-voting Preferred Stock, which are each convertible into 1,000 shares of

The accompanying notes are an integral part of these financial statements.

MENTARI THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

InMed common stock, equal to the Exchange Ratio divided by 1,000, (iii) each-then-outstanding share of Mentari Series A preferred stock will be automatically converted into the right to receive a number of shares of InMed common stock equal to the Exchange Ratio, or right to receive a pre-funded warrant to purchase Mentari common stock that will be converted into a pre-funded warrant to purchase InMed common stock, subject to adjustment as set forth in the form of the pre-funded warrant, (iv) each then-outstanding option to purchase Mentari common stock will be assumed by InMed and will be converted into an option to purchase shares of InMed common stock, adjusted for the Exchange Ratio, (v) each then-outstanding warrant to purchase Mentari common stock will be assumed by InMed and will be converted into a warrant to purchase shares of InMed common stock, subject to adjustment as set forth in the Merger Agreement, (vi) each then-outstanding share of Mentari restricted stock will be assumed by InMed, subject to adjustment as set forth in the Merger Agreement, (vii) each then-outstanding pre-funded warrant to purchase shares of Mentari common stock will be converted into a pre-funded warrant to purchase shares of InMed common stock, subject to adjustment as set forth in the Merger Agreement and the form of pre-funded warrant.

In connection with the Merger, on May 19, 2026, Mentari and InMed entered into Subscription Agreements with certain institutional and accredited investors, pursuant to which such investors have agreed, subject to the terms and conditions of such agreements, to purchase immediately prior to the consummation of the Merger, shares of Mentari common stock and pre-funded warrants at an estimated purchase price of $1.8928 per share and $1.8927 per warrant, for an aggregate purchase price of $290.0 million in a private placement (the “Mentari Pre-Closing Financing”). Shares of the Company’s common stock and pre-funded warrants to purchase shares of the Company’s common stock issued pursuant to the Mentari Pre-Closing Financing will be converted into shares of InMed common stock and pre-funded warrants to purchase shares of InMed common stock in accordance with the Exchange Ratio at the effective time of the close of the transaction.

Consummation of the Merger is subject to certain closing conditions, including, among other things, (1) approval by InMed’s stockholders, (2) approval by the Company’s stockholders, (3) Nasdaq’s approval of the listing application to be submitted in connection with the Merger, (4) the effectiveness of InMed’s registration statement on Form S-4, and (5) consummation of the Mentari Pre-Closing Financing.

The financial statements and accompanying notes have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Going Concern

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within twelve months of the date that the financial statements are issued.

Since its inception, the Company has devoted substantially all of its resources to advancing the development of its programs, organizing and staffing the Company, business planning, raising capital, and providing general and administrative support for these operations. Current and future programs will require significant research and development efforts, including preclinical and clinical trials, and regulatory approvals to commercialization. These efforts require significant amounts of additional capital, adequate personnel, and infrastructure. Even if the Company’s development efforts are successful, it is uncertain when, if ever, the Company will realize significant revenue from product sales. If the Company obtains regulatory approval for any of its potential product candidates and starts to generate revenue, it expects to incur significant expenses related to developing its internal commercialization capability to support product sales, marketing, and distribution.

The accompanying notes are an integral part of these financial statements.

MENTARI THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

As a result, the Company will need substantial additional funding to support its operating activities as it advances its potential product candidates through development, seeks regulatory approval and prepares for and, if any of its potential product candidates are approved, proceeds to commercialization. Until such time as the Company can generate significant revenue from product sales, if ever, the Company expects to finance its operating activities through a combination of equity offerings and debt financings. Adequate funding may not be available to the Company on acceptable terms, or at all.

If the Company is unable to obtain additional funding, the Company will assess its capital resources and may be required to delay, reduce the scope of or eliminate some or all of its planned operations, which may have a material adverse effect on the Company’s business, financial condition, results of operations and ability to operate as a going concern. The financial statements do not include any adjustments that may result if the Company is not able to continue as a going concern.

The Company has not generated any revenue from product sales or other sources and has incurred significant operating losses and negative cash flows from operations since inception. The Company has incurred a net loss of $19.4 million during the period from June 13, 2025 (inception) to December 31, 2025, and had an accumulated deficit of $19.4 million as of December 31, 2025.

As of December 31, 2025, the Company had $46.3 million in cash and cash equivalents. In addition, in May 2026, the Company received a total of $50 million of proceeds from the issuance of a Convertible Note and has the right to issue additional Convertible Notes for up to $20.0 million of additional proceeds (see Note 14). Based on the current level of cash and cash equivalents inclusive of the convertible note proceeds of up to $70 million, and without giving effect to any proceeds from the Merger and the Mentari Pre-Closing Financing which are outside of the Company’s control, the Company has concluded that there is substantial doubt about its ability to continue as a going concern for at least 12 months from the date the financial statements are available to be issued.

The accompanying financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of this uncertainty. Accordingly, the financial statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

2.	Summary of Significant Accounting Policies

Use of Estimates

The preparation of the Company’s financial statements in conformity with U.S. GAAP requires management to make estimates, assumptions, and judgements that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods. Significant estimates and assumptions reflected within these financial statements include but are not limited to research and development expenses and related prepaid or accrued costs and the valuation of stock-based compensation awards and related expenses. The Company bases its estimates on known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates, as there are changes in circumstances, facts, and experience. Actual results may differ materially from those estimates or assumptions.

The accompanying notes are an integral part of these financial statements.

MENTARI THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

Segment Information

The Company operates and manages its business as a single operating and reporting segment for the purposes of assessing performance and making operating decisions. The Company’s sole member of the Board of Directors is currently the chief operating decision maker (the “CODM”). The CODM reviews the Company’s financial information for purposes of evaluating financial performance and allocating resources (see Note 13).

Concentrations of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk primarily consist of cash. The Company maintains its cash balance at an accredited financial institution in amounts that, at times, may exceed federally insured limits. However, the Company has not experienced any losses on its deposits of cash.

The Company is dependent on third-party organizations to research, develop, manufacture, and process its potential product candidates for its development programs. The Company expects to continue to be dependent on a small number of manufacturers to supply it with its requirements for all products. The Company’s research and development programs could be adversely affected by a significant interruption in the supply of the necessary materials. A significant amount of the Company’s research and development activities are performed under its agreements with Paragon (see Note 9).

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less at the time of initial purchase to be cash equivalents. As of December 31, 2025, cash equivalents were comprised of investments in money market funds and are stated at fair value.

Fair Value Measurements

Certain assets and liabilities are carried at fair value under U.S. GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

•	Level 1 — Quoted prices in active markets that are identical assets or liabilities.

•

Level 2 — Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

•

Level 3 — Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies, and similar techniques.

The accompanying notes are an integral part of these financial statements.

MENTARI THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

The Company’s cash equivalents are carried at fair value, determined according to the fair value hierarchy described above (see Note 3). The carrying values of the Company’s prepaid expenses and other current assets, accounts payable and accrued expenses and other current liabilities approximate their fair values due to their relatively short maturity periods.

Classification of Convertible Preferred Stock

The Company has classified the Series Seed convertible preferred stock and Series A convertible preferred stock (together the “Convertible Preferred Stock”) outside of stockholders’ equity (deficit) on the Company’s balance sheet because the holders of such stock have certain liquidation rights in the event of a deemed liquidation event that, in certain situations, is not solely within the control of the Company and would require the redemption of the then-outstanding Convertible Preferred Stock.

The Convertible Preferred Stock is not redeemable, except in the event of deemed liquidation event (see Note 5). Because the occurrence of a deemed liquidation event is not currently probable, the carrying values of the Convertible Preferred Stock are not being accreted to their redemption values. Subsequent adjustments to the carrying values of the Convertible Preferred Stock would be made only when a deemed liquidation event becomes probable.

Research and Development Contract Costs Accruals

The Company records the costs associated with research studies and manufacturing development as incurred. These costs are a significant component of the Company’s research and development expenses, with a substantial portion of the Company’s ongoing research and development activities conducted by third-party service providers, including the Company’s related party Paragon (See Note 9), contract research organizations (“CROs”) and contract manufacturing organizations (“CMOs”).

The Company accrues for expenses resulting from obligations under its Antibody Discovery and Option Agreement (the “Paragon Option Agreement”) by and among the Company, Paragon and Paratari Holding LLC (“Paratari”), an entity formed by Paragon as a vehicle to hold equity in the Company, and agreements with CROs, CMOs, and other outside service providers for which payment flows do not match the periods over which materials or services are provided to the Company. Accruals are recorded based on estimates of services received and efforts expended pursuant to agreements established with Paragon, CROs, CMOs, and other outside service providers. These estimates are typically based on contracted amounts applied to the proportion of work performed and determined through analysis with internal personnel and external service providers as to the progress or stage of completion of the services. The Company makes significant judgments and estimates in determining the accrual balance in each reporting period. In the event advance payments are made to Paragon, a CRO, CMO, or outside service provider, the payments will be recorded as a prepaid asset which will be expensed as the contracted services are performed. Changes in these estimates that result in material changes to the Company’s accruals could materially affect the Company’s results of operations. As of December 31, 2025, the Company has not experienced any material deviations between accrued and actual research and development expenses.

Research and Development Costs

Research and development costs are expensed as incurred. Research and development costs include amounts reimbursed to Paragon under the Paragon Option Agreements (see Note 9), stock-based compensation and external costs of vendors and consultants engaged to conduct research and development activities.

The accompanying notes are an integral part of these financial statements.

MENTARI THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

Nonrefundable advance payments for goods or services to be received in the future for use in research and development activities are expensed as the related goods are delivered or the services are performed, or when it is no longer expected that the goods will be delivered or the services rendered.

General and Administrative Expenses

General and administrative expenses consist primarily of professional fees.

Commitments and Contingencies

The Company may be subject to contingent liabilities, such as legal proceedings and claims, that arise in the ordinary course of business activities. The Company accrues for loss contingencies when losses become probable and are reasonably estimable. If the reasonable estimate of the loss is a range and no amount within the range is a better estimate, the minimum amount of the range is recorded as a liability on the balance sheet. The Company does not accrue for contingent losses that, in its judgment, are considered to be reasonably possible, but not probable; however, it discloses the range of reasonably possible losses. As of December 31, 2025, no liabilities were recorded for loss contingencies (see Note 10).

Stock-Based Compensation

The Company classifies stock-based compensation expense in its statement of operations and comprehensive loss in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

The Company grants restricted stock awards (“RSAs”) that are subject to service-based vesting conditions. Compensation expense for awards to employees and directors with service-based vesting conditions is recognized using the straight-line method over the requisite service period, which is generally the vesting period of the respective award. Compensation expense for awards to non-employees with service- based vesting conditions is recognized in the same manner as if the Company had paid cash in exchange for the goods or services. Forfeitures are accounted for as they occur. The Company has issued RSAs with service-based vesting conditions only.

The Company measures RSAs using the difference, if any, between the purchase price per share of the award and the estimated fair value of the Company’s common stock at the date of grant.

The Company’s common stock valuations were prepared using a market approach, which included a back-solve method. Under this method, the Company used the observed transaction price from a recent preferred stock financing and solved for the total equity value that results in that preferred stock price, using an option-pricing model (“OPM”) that allocates value across the Company’s capital structure based on the rights and preferences of each equity class. The resulting total equity value was then allocated to the common stock and preferred stock based on their respective economic rights, resulting in an estimated fair value of the Company’s common stock as of the valuation date.

The assumptions underlying these valuations represented management’s best estimate, which involved inherent uncertainties and the application of management’s judgment. As a result, if the Company had used significantly different assumptions or estimates, the fair value of incentive shares and stock-based compensation expense could have been materially different.

The accompanying notes are an integral part of these financial statements.

MENTARI THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

Net Loss per Share Attributable to Common Stockholders

The Company applies the two-class method when computing net loss per share attributable to the Company’s common stockholders as the Company has issued shares that meet the definition of participating securities. The two-class method determines net loss per share for each class of common and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings.

The two-class method requires loss available to common stockholders for the period to be allocated between common and participating securities based upon their respective rights to share in the undistributed earnings as if all loss for the period had been distributed. The Company considers its Convertible Preferred Stock to be participating securities as, in the event a dividend is paid on common stock, the holders of Convertible Preferred Stock would be entitled to receive dividends on a basis consistent with the Company’s common stockholders. There is no allocation required under the two-class method during periods of loss since the participating securities do not have a contractual obligation to share in the losses of the Company.

Basic net loss per share attributable to common stockholders is computed by dividing the net loss attributable to the Company’s common stockholders by the weighted average number of common shares outstanding for the period, excluding potentially dilutive common shares. Diluted net loss per share attributable to common stockholders is computed by adjusting net loss attributable to common stockholders to reallocate undistributed earnings based on the potential impact of dilutive securities. Diluted net loss per share attributable to common stockholders is computed by dividing the diluted net loss by the weighted average number of common shares outstanding for the period, including potentially dilutive securities. For purposes of this calculation, the Company’s outstanding Convertible Preferred Stock, unvested RSAs and warrants are considered potentially dilutive common shares.

The Company generated a net loss for the period presented. In periods in which the Company reports a net loss attributable to common stockholders, diluted net loss per share attributable to common stockholders is the same as basic net loss per share attributable to common stockholders since dilutive common shares are not assumed to have been issued if their effect is anti-dilutive.

Income Taxes

The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the financial statements or in the Company’s tax returns. Deferred tax assets and liabilities are determined based on the differences between the financial statement basis and tax basis of assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent it believes, based upon the weight of available evidence, that it is more likely than not that all or a portion of the deferred tax assets will not be realized, a valuation allowance is established through a charge to income tax expense. The potential for recovery of deferred tax assets is evaluated by estimating the future taxable profits expected and considering prudent and feasible tax planning strategies.

The Company accounts for uncertainty in income taxes recognized in the financial statements by applying a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to

The accompanying notes are an integral part of these financial statements.

MENTARI THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more likely than not to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. The provision for income taxes includes the effects of any resulting tax reserves, or unrecognized tax benefits, that are considered appropriate as well as the related net interest and penalties. The Company will recognize interest and/or penalties related to unrecorded tax benefits in income tax expense as they arise.

Recently Issued Accounting Pronouncements Not Yet Adopted

In November 2024, the FASB issued ASU 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”). The amendments in ASU 2024-03 require public entities to disclose specified information about certain costs and expenses. ASU 2024-03 is effective for the Company’s annual reporting period beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of this standard on its financial statements.

3.	Fair Value of Financial Instruments

The Company measures the following financial assets at fair value on a recurring basis. There were no transfers between levels of the fair value hierarchy during the period presented. The following table sets forth the Company’s financial assets carried at fair value categorized using the lowest level of input applicable to each financial instrument as of December 31, 2025 (in thousands):

	December 31, 2025
	Level 1	Level 2	Level 3	Total
Assets:
Money market funds	$44,825	$—	$—	$44,825

Total assets	$44,825	$—	$—	$44,825

Cash equivalents consist of money market funds, which were valued by the Company based on quoted market prices, which represents a Level 1 measurement within the fair value hierarchy.

4.	Accrued Expenses

Accrued expenses consisted of the following (in thousands):

December 31, 2025
Accrued research and development	$691
Accrued professional and consulting fees	188

$879

The accompanying notes are an integral part of these financial statements.

MENTARI THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

5.	Convertible Preferred Stock

On June 13, 2025, the Company issued 20,000,000 shares of the Series Seed Convertible Preferred Stock to Fairmount Healthcare Fund II L.P. (“Fairmount Fund II”), an affiliate fund of Fairmount, which is considered a related party (see Note 12), at a purchase price of $0.01 per share for gross proceeds of $0.2 million.

On September 18, 2025, the Company entered into the new Series A Preferred Stock Purchase Agreement to issue certain investors shares of Series A Convertible Preferred Stock, $0.0001 par value per share, at a purchase price of $1.3723 per share. The Company issued a total of 40,078,698 shares of the Series A Convertible Preferred Stock to Fairmount Fund II, as well as other certain investors for gross proceeds of $55.0 million. Of the 40,078,698 shares of Series A Convertible Preferred Stock issued, 7,287,036 shares of Series A Convertible Preferred Stock were issued to Fairmount.

Upon the issuance of the Convertible Preferred Stock, the Company assessed the embedded conversion and liquidation features of the securities as described below and determined that such features did not require the Company to separately account for these features as embedded derivatives.

The holders of the Convertible Preferred Stock have the following rights and preferences:

Voting

The holders of Convertible Preferred Stock are entitled to vote, together with the holders of the Company’s common stock, on all matters submitted to stockholders for a vote. Each holder of outstanding shares of Convertible Preferred Stock is entitled to the number of votes equal to the number of shares of common stock into which the shares of preferred stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. A majority vote of the holders of Convertible Preferred Stock is required to liquidate or dissolve the Company, amend the certificate of incorporation or bylaws in a manner that adversely affects the rights of the Convertible Preferred Stock, reclassify common stock or establish another class of capital stock (unless the same ranks junior to the Convertible Preferred Stock with respect to its rights), create shares that would rank senior to or authorize additional shares of Convertible Preferred Stock, declare a dividend or make a distribution.

In addition, the holders of shares of Series Seed Preferred Stock, voting together exclusively and as a separate class on an as converted to Common Stock basis, are entitled to elect two directors of the Company. The holders of shares of common stock and any other class or series of voting stock (including Series A Convertible Preferred Stock), exclusively and voting together as a single class on an as converted to Common Stock basis, are entitled to elect the balance of the total number of directors of the Company.

Conversion

Each share of Convertible Preferred Stock is convertible into common shares at the option of the holder, at any time, and without the payment of additional consideration by the holder. Additionally, in the event of a Mandatory Conversion, as defined in the Company’s Articles of Incorporation, each share of Series A Convertible Preferred Stock will be automatically converted into shares of common stock and each share of Series Seed Convertible Preferred Stock will be automatically converted into shares of non-voting preferred stock at the applicable conversion ratio then in effect upon (i) the closing of a firm-commitment underwritten

The accompanying notes are an integral part of these financial statements.

MENTARI THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

public offering of the Company’s common stock , (ii) the closing of any business combination pursuant to which the Corporation is merged into, or otherwise combined with, a public company listed on a national securities exchange, and (iii) the vote or written consent of the holders of a majority of the outstanding shares of preferred stock, voting as a single class. The rights, privileges, duties and obligations relating to the non-voting preferred stock are to be determined at the time of a Mandatory Conversion.

The conversion ratio of Convertible Preferred Stock is determined by dividing the original issue price by the conversion price in effect at the time of conversion. The original issue price is $0.01 per share for Series Seed Preferred Stock and the original issue price is $1.3723 per share of Series A Preferred Stock (in each case subject to appropriate adjustment in the event of any stock split, stock dividend, combination or other similar recapitalization and other adjustments as set forth in the Company’s certificate of incorporation, as amended and restated). As of December 31, 2025, the conversion price was $0.01 per share for Series Seed Preferred Stock and the conversion price was $1.3723 per share of Series A Preferred Stock. As of December 31, 2025, each outstanding share of Convertible Preferred Stock was convertible into common stock on a one-for-one basis.

Dividends

The Company may not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company (other than dividends on shares of common stock payable in shares of common stock) unless the holders of the Convertible Preferred Stock then outstanding first receive, or simultaneously receive, a dividend on each outstanding share of Convertible Preferred Stock in an amount at least equal to (i) in the case of a dividend being distributed to common stock or any class or series that is convertible into common stock, the equivalent dividend on an as-converted basis or (ii) in the case of a dividend on any class or series that is not convertible into common stock, a dividend equal to a dividend rate on Convertible Preferred Stock calculated based on the respective Original Issue Price of Series A Convertible Preferred Stock and Series Seed Convertible Preferred Stock. For the period June 13, 2025 (inception) through December 31, 2025, no dividends have been declared or paid by the Company.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, or upon the occurrence of a Deemed Liquidation Event (as defined below), the holders of shares of Convertible Preferred Stock then outstanding are entitled to be paid out of the assets or funds of the Company available for distribution to stockholders before any payment is made to the holders of common stock. The holders of Convertible Preferred Stock are entitled to an amount equal to the greater of (i) the applicable original issue price per share of the Convertible Preferred Stock, plus any declared but unpaid dividends thereon, or (ii) the amount per share that would have been payable had all shares of Convertible Preferred Stock been converted into common stock immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event. If upon any such liquidation event, the assets or funds of the Company available for distribution to stockholders are insufficient to pay the full amount to which they are entitled, then the holders of shares of Convertible Preferred Stock in preference to any distributions to common stock will share ratably in any distribution of the assets or funds available for distribution in proportion to the respective amounts which would otherwise be payable if it were paid in full.

Unless the holders of a majority in voting power of the then outstanding shares of Convertible Preferred Stock elect otherwise, a Deemed Liquidation Event shall include a merger or consolidation (other than one in

The accompanying notes are an integral part of these financial statements.

MENTARI THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

which stockholders of the Company own a majority by voting power of the outstanding shares of the surviving or acquiring corporation) or sale, lease, transfer, exclusive license or other disposition of all or substantially all of the Company’s assets.

Redemption

The Convertible Preferred Stock does not have redemption rights, except for the contingent redemption upon the occurrence of a Deemed Liquidation Event.

6.	Common Stock

As of December 31, 2025, the Company has the authority to issue a total of 81,000,000 shares of common stock at a par value of $0.0001 per share. As of December 31, 2025, 5,000,000 shares of common stock were issued and outstanding and 305,556 RSAs were issued and outstanding. Each share of common stock entitles the holder to one vote, together with the holders of any other class or series of voting stock (including Convertible Preferred Stock), on all matters submitted to the stockholders for a vote. The holders of common stock are entitled to receive dividends, if any, as declared by the Company’s board of directors (the “Board of Directors”), subject to the preferential dividend rights of the holders of Convertible Preferred Stock.

As of December 31, 2025, shares of common stock reserved for issuance consists of the following:

Shares of Common Stock Reserved for Issuance
Convertible Preferred Stock	60,078,698
Warrants	653,842

Total	60,732,540

7.	Stock-Based Compensation

2025 Equity Incentive Plan

On August 13, 2025, the Board of Directors approved the 2025 Equity Incentive Plan (the “2025 Plan”), under which the Company may grant stock options, restricted stock awards, restricted stock units, or other stock-based awards to employees, officers, directors, consultants, entities, and advisors. The 2025 Plan is administered by the Board of Directors, or, at the discretion of the Board of Directors, by a committee of the Board of Directors. The exercise prices, vesting and other restrictions are determined at the discretion of the Board of Directors, or its committee, if so delegated. Upon adoption, the 2025 Plan authorized 2,777,778 shares of common stock reserved for issuance under the plan. On September 18, 2025, the 2025 Plan was amended to increase the number of shares of common stock reserved for issuance by 9,301,470 shares. As of December 31, 2025, the total number of shares of common stock reserved for issuance under the 2025 Plan was 12,079,248, with 11,773,692 shares of common stock available for future grants.

Restricted Stock Awards

In August 2025, the Company issued a total of 505,556 RSAs to certain consultants at an estimated fair value of $0.46 per share. Such RSAs have service-based vesting conditions only and vest over a four-year period, during which time all unvested shares are subject to forfeiture by the Company in the event the holder’s service with the Company voluntarily or involuntarily terminates.

The accompanying notes are an integral part of these financial statements.

MENTARI THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

The following table summarizes the RSA activity for the period from June 13, 2025 (inception) to December 31, 2025:

	Number of RSAs	Weighted Average Grant Date Fair Value
Unvested balance as of June 13, 2025 (Inception)	—	$—
Granted	505,556	0.46
Vested	—	—
Forfeited	(200,000)	0.46

Unvested balance as of December 31, 2025	305,556	$0.46

Paratari Warrant Obligation

In September 2025, the Company entered the Paragon Option Agreement. Under the terms of the Paragon Option Agreement, Paratari is entitled to grants of warrants to purchase a number of shares equal to 1.00% of the then outstanding shares of the Company’s common stock, on a fully diluted basis, on December 31, 2025 and December 31, 2026, with an exercise price equal to the fair market value of the underlying shares of the Company’s common stock (the “Paratari Warrant Obligation”). If the term with respect to all Research Programs ends prior to the end of a calendar year, the warrant for such calendar year shall be pro-rated for that calendar year. The grant dates for the issuance of warrants are expected to be December 31, 2025 and December 31, 2026 (if the term with respect to all Research Programs is still active), respectively, as all terms of the award, including number of shares and exercise price, will be known by all parties by this date. Paratari’s research and discovery related activities have a service inception date preceding the grant date, with the full award being vested as of the grant date with no post-grant date service requirement. Accordingly, the Company records a liability for the warrants expected to be granted to Paratari as the related services are being provided, with the value of the liability based on the estimated fair value of the warrants at each interim reporting date. For the period from June 13, 2025 (inception) to December 31, 2025, $0.3 million was recognized as stock-based compensation expense related to the Paratari Warrant Obligation in the statement of operations and comprehensive loss. As of December 31, 2025, there was no unamortized expense related to the December 31, 2025 Paratari Warrant Obligation. On December 31, 2025, the fair value of the warrant obligation of $0.3 million was reclassified from liability to equity on the balance sheet as of December 31, 2025 when the Company settled its 2025 obligations under the Paratari Warrant Obligation by issuing Paratari a warrant to purchase 653,842 shares of Company Common Stock at an exercise price of $0.58 per share. The warrant has a term of 10 years, is fully vested, and is exercisable in part or full at any time during the term of the warrant. As of December 31, 2025, the warrant issued under the Paratari Warrant Obligation is outstanding and unexercised.

The following table summarizes the assumptions used in calculating the fair value of the Paratari Warrant Obligation:

December 31, 2025
Eexpected term (years)	10.0
Expected volatility	86.7%
Risk-free interest rate	4.2%
Dividend yield	0.0%

The accompanying notes are an integral part of these financial statements.

MENTARI THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

Stock-Based Compensation Expense

The following table summarizes the classification of the Company’s stock-based compensation expense in the statement of operations and comprehensive loss (in thousands):

Period from June 13, 2025 (Inception) to December 31, 2025
General and administrative	$14
Research and development	327

$ 341

As of December 31, 2025, total unrecognized compensation cost related to the unvested RSAs was $0.1 million, which is expected to be recognized over a weighted average period of 3.62 years.

The following table summarizes the award types of the Company’s stock-based compensation expense in the statement of operations and comprehensive loss (in thousands):

Period from June 13, 2025 (Inception) to December 31, 2025
RSAs	$14
Paratari Warrant Obligation	327

$ 341

8.	Income Taxes

No provision for income taxes was recorded for the period from June 13, 2025 (inception) to December 31, 2025.

A reconciliation of the Company’s statutory income tax rate to the Company’s effective income tax rate is as follows:

Period from June 13, 2025 (Inception) to December 31, 2025
Federal statutory income tax rate	(21.00)%
Research and development credits	(0.55)
Change in valuation allowance	21.55

Effective income tax rate	0.00%

The accompanying notes are an integral part of these financial statements.

MENTARI THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

Net deferred tax assets consisted of the following (in thousands):

December 31, 2025
Deferred tax assets
Net operating loss carryforwards	$1,544
Capitalized research and development expenses	3,992
Research and development credits	107
Share-based compensation	99

Total deferred tax assets	5,742
Valuation allowance	(5,742)

Net deferred tax assets	$—

As of December 31, 2025, the Company had federal net operating loss carryforwards of $5.3 million, that have an unlimited carryforward period and can be utilized to offset up to 80% of taxable income for any tax year. As of December 31, 2025, the Company had state net operating loss carryforwards of $5.3 million that expire in 2045. As of December 31, 2025, the Company had federal research and development tax credit carryforwards of $0.1 million that expire in 2045.

Future realization of the tax benefits of existing temporary differences, tax credits and net operating loss carryforwards ultimately depends on the existence of sufficient taxable income within the carryforward period. As of December 31, 2025, the Company performed an evaluation to determine whether a valuation allowance was needed. The Company considered all available evidence, both positive and negative, which included the results of operations for the current year. The Company determined that it is more likely than not that all of the deferred tax assets will not be realized. Accordingly, the Company maintained a full valuation allowance as of December 31, 2025.

For the period from June 13, 2025 (inception) to December 31, 2025, the valuation allowance increased primarily due to net operating loss carryforwards and capitalized research and development expenses. The change in the valuation allowance was as follows (in thousands):

Period from June 13, 2025 (Inception) to December 31, 2025
Beginning balance as of June 13, 2025	$—
Change in valuation allowance	5,742

Ending balance as of December 31, 2025	$5,742

Under Code Section 382, if a corporation undergoes an ownership change, the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes to offset its post-change income may be limited. The Company has not completed a study to assess whether an ownership change has occurred or whether there have been multiple ownership changes since the Company became a loss corporation as defined in Section 382. Future changes in the Company’s capital ownership, which may be outside of the Company’s control, may trigger an ownership change. In addition, future equity offerings or acquisitions that have equity as

The accompanying notes are an integral part of these financial statements.

MENTARI THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

a component of the purchase price could result in an ownership change. If an ownership change has occurred or does occur in the future, utilization of the net operating loss carryforwards or other tax attributes may be limited, which could potentially result in increased future tax liability for the Company.

The Company had accrued no amounts for interest or penalties related to uncertain tax positions as of December 31, 2025. The Company did not have any uncertain tax positions as of December 31, 2025.

On July 4, 2025, H.R.1, commonly referred to as the One Big Beautiful Bill Act, was enacted in the U.S., which includes a broad range of tax reform provisions, including extending and modifying certain key Tax Cuts and Jobs Act provisions, and provisions allowing accelerated tax deductions for qualified property and research expenditures. The legislation has multiple effective dates, with certain provisions effective in 2025 and others to be implemented through 2027. The tax impacts of this legislation do not have a material impact on our Financial Statements.

9.	Paragon Option Agreement

Antibody Discovery and Option Agreement

In September 2025, the Company entered into the Paragon Option Agreement for two research programs; MT-001, a monospecific Anti-PACAP antibody, and MT-002, a bispecific Anti-PACAP and CGRP antibody. Under the Paragon Option Agreement, the Company has the exclusive option (an “Option”), on a Research Program-by-Research Program basis, to enter into a separate agreement with Paragon consistent with a set of pre-negotiated terms to further develop, manufacture and commercialize the resulting antibody (a “License Agreement”). If the Company exercises its options and finalizes the related license agreements, it will be required to make non-refundable milestone payments to Paragon of up to $12.0 million upon the achievement of certain clinical development milestones and up to $10.0 million upon the achievement of certain regulatory milestones, as well as tiered royalty payments in the low-to-mid single-digits beginning on the first commercial sale of each developed product.

Under the terms of the agreement, Paragon agreed to perform certain research activities to discover, generate, identify, and characterize one or more antibody candidates directed to certain mutually agreed therapeutic targets of interest to the Company (each, a “Research Program”) and certain administrative activities. The Paragon Option Agreement requires the Company, Paragon, and Paratari to develop a research plan for each target that includes design, modeling, synthesis, evaluation, and other mutually agreed activities (each, a “Research Plan”). Paragon will perform the activities set forth in each Research Plan on the timelines set forth in such Research Plan and in compliance with a mutually agreed upon budget. Each Research Program will be overseen and coordinated by a joint development committee consisting of two employees from the Company and two employees from Paragon, with the Company and Paragon each having one vote with respect to decisions of the committee. When Paragon and Paratari have produced an antibody against a selected target, and upon the completion of each Research Program, Paragon and Paratari will deliver to the Company a data package that includes sequence information for all then-existing project antibodies and results.

Unless terminated earlier, the Paragon Option Agreement shall continue in force on a Research Program- by-Research Program basis until the later of: (i) the end of the Option Period for such Research Program, as applicable, if such Option is not exercised by the Company; (ii) if the Company exercises its Option with respect to a Research Program, but the parties are unable to finalize and execute a License Agreement within 30 days, the

The accompanying notes are an integral part of these financial statements.

MENTARI THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

expiration of such 30-day period (subject to any mutually agreed extension of such period); and (iii) the expiration of the applicable Research Term (as defined under the Paragon Option Agreements).The Company may terminate the Paragon Option Agreement or any Research Program at any time for any or no reason upon 30 days’ prior written notice to Paragon, provided that the Company must pay certain unpaid fees due to Paragon upon such termination, as well as any non-cancellable obligations reasonably incurred by Paragon in connection with its activities under any terminated Research Program. Paragon may terminate the Paragon Option Agreement or a Research Program immediately upon written notice to the Company if, as a result of any action or failure to act by the Company or its affiliates, such Research Program or all material activities under the applicable Research Plan are suspended, discontinued or otherwise delayed for a certain consecutive number of months. Each party has the right to terminate the Paragon Option Agreement or any Research Program upon (i) 30 days’ prior written notice of the other party’s material breach that remains uncured for the 30-day period and (ii)the other party’s bankruptcy.

Any License Agreement entered into with respect to a given Research Program shall contain the same milestone payment obligations as the Paragon Option Agreement, provided that any milestone set in the Paragon Option Agreement that has not yet been achieved and is duplicated in such License Agreement shall no longer be achievable and payable under the terms of the Paragon Option Agreement and shall only be achievable under the terms of the License Agreement. Further, under a License Agreement, the Company would also be required to make royalty payments to Paragon in the low-to-mid single-digit percentage range based on net sales of products, subject to certain reductions. The royalty term will terminate on a product-by-product and country- by-country basis upon the later of the expiration of the last-to-expire valid claim within the relevant patent rights or the twelfth anniversary of the first commercial sale of such product in such country.

Additionally, as part of the Paragon Option Agreement, on each of December 31, 2025 and December 31, 2026 (if the term with respect to all Research Programs is still active), the Company will grant Paratari warrants to purchase a number of shares equal to 1.00% of the Company’s then outstanding common stock as of the date of the grant on a fully-diluted basis, with an exercise price equal to the fair market value of the underlying shares of the Company’s common stock on each respective grant date. If the term with respect to all Research Programs ends prior to the end of a calendar year, the warrant for such calendar year shall be pro-rated for that calendar year. (see Note 7).

The Company concluded that the rights obtained under the Paragon Option Agreement represent an asset acquisition whereby the underlying assets comprise in-process research and development assets with no alternative future use. The Paragon Option Agreement did not qualify as a business combination because substantially all of the fair value of the assets acquired was concentrated in the in-process research and development assets, which represent a group of similar identifiable assets. All of the upfront consideration to cover the cost of development work by Paragon prior to the effective date paid by Mentari (“Pre-effective Date Development Costs”) was allocated to the in-process research and development assets acquired and immediately expensed as part of research and development expenses on the statement of operations and comprehensive loss. In addition, on a research program-by-research program basis, the Company is required to pay a one-time, non-refundable Research Initiation Fee for the finalization of the Research Plan for each respective research program that is also expensed immediately as part of research and development expense. Amounts paid for on-going development costs, monthly development fees and additional expenses incurred by Paragon are recognized as research and development expense when incurred. Amounts paid as reimbursements for administrative activities incurred by Paragon are recognized as general and administrative expense when incurred.

The accompanying notes are an integral part of these financial statements.

MENTARI THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

Under the Paragon Option Agreement, the Company recorded expense of $18.2 million during the period from June 13, 2025 (inception) through December 31, 2025 for amounts owed to Paragon, including $4.4 million of Pre-effective Date Development Costs, $2.5 million of Research Initiation Fees and $1.5 million for the MT-001 achievement of a development candidate milestone. A total of $17.7 million was recognized as research and development expense and $0.5 million was recognized as general and administrative expense in the Company’s statement of operations and comprehensive loss during the period from June 13, 2025 (inception) through December 31, 2025. As of December 31, 2025, $9.3 million due to Paragon is included in related party accounts payable.

10.	Commitments and Contingencies

Indemnification Agreements

In the ordinary course of business, the Company may provide indemnification of varying scope and terms to vendors, lessors, business partners and other parties with respect to certain matters including, but not limited to, losses arising out of breach of such agreements or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with its director and executive officers that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or executive officers. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is, in many cases, unlimited. To date, the Company has not incurred any material costs as a result of such indemnifications. The Company is not aware of any indemnification arrangements that could have a material effect on its financial position, results of operations or cash flows, and it has not accrued any liabilities related to such obligations in its financial statements as of December 31, 2025.

Legal Proceedings

From time to time, the Company may become involved in legal proceedings or other litigation relating to claims arising in the ordinary course of business. The Company accrues a liability for such matters when it is probable that future expenditures will be made and that such expenditures can be reasonably estimated. Significant judgment is required to determine both probability and estimated exposure amount. Legal fees and other costs associated with such proceedings are expensed as incurred. As of December 31, 2025, the Company was not a party to any material legal proceedings or claims.

11.	Net Loss per Share

Basic and diluted net loss per share attributable to common stockholders was calculated as follows (in thousands, except share and per share amounts):

Period from June 13, 2025 (Inception) to December 31, 2025
Numerator:
Net loss	$(19,433)

Denominator:
Weighted-average common shares outstanding, basic and diluted	5,000,000

Net loss attributable to common stockholders, basic and diluted	$(3.89)

The accompanying notes are an integral part of these financial statements.

MENTARI THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

For the computation of basic net loss per share attributable to common stockholders, the amount of weighted-average common shares outstanding excludes all shares of unvested restricted common stock as such shares are not considered outstanding for accounting purposes until vested.

The Company’s potential dilutive securities have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted-average number of common shares outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same. The Company excluded potential common shares from the computation of diluted net loss per share attributable to common stockholders for the period presented because including them would have had an anti-dilutive effect:

Period from June 13, 2025 (Inception) to December 31, 2025
Convertible preferred stock (as converted to common stock)	60,078,698
Unvested restricted stock awards	305,556
Warrants	653,842

61,038,096

12.	Related Party Transactions

Fairmount, Paragon, and Paratari have been identified as related parties and have engaged in material transactions with the Company. As of December 31, 2025, Fairmount, Paragon, and Paratari owned approximately 41.7%, 3.8%, and 3.8% respectively, of the outstanding shares of stock in the Company, assuming the conversion of preferred stock into common stock. Fairmount currently has one representative appointed to the Company’s Board of Directors. Fairmount appointed Paragon’s board of directors and has the contractual right to approve the appointment of any executive officers of Paragon. The Company entered into significant related party transactions with Fairmount, Paragon and Paratari during 2025 related to the issuance of Convertible Preferred Stock to Fairmount (see Note 5), the issuance of RSAs to employees of Fairmont, the issuance of warrants to Paratari (see Note 7), and the Paragon Option Agreement(see Note 9).

The following is a summary of related party accounts payable (in thousands):

December 31, 2025
Paragon reimbursable Option Agreement fees	$9,245
Paragon reimbursable company start-up fees	5

$ 9,250

13.	Segment Reporting

The Company has one reportable segment relating to the research and development of its research programs. The Company’s CODM, its sole member of the Board of Directors, manages the Company’s operations on a company-wide basis for the allocation of resources and the assessment of performance. The Company’s measure of segment profit or loss used to assess performance and allocate resources is net loss. The CODM uses net loss to evaluate losses generated from the Company’s business activities in deciding how to allocate company

The accompanying notes are an integral part of these financial statements.

MENTARI THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

resources and in monitoring budget versus actual results. Assets are also managed on a company-wide basis. The measure of segment assets is reported on the consolidated balance sheets as total assets.

The table below is a summary of the segment loss, including significant segment expenses that are reviewed by the CODM (in thousands):

Period from June 13, 2025 (Inception) to December 31, 2025
Operating expenses
MT-001 external research and development costs (1)	$11,428
MT-002 external research and development costs (2)	6,101
Program enablement research and development costs (3)	1,049
Professional and consulting fees (4)	867
Stock-based compensation expense (5)	341
Other segment items (6)	(353)

Net loss	$19,433

(1)	Includes related party amount of $10.7 million for the period from June 13, 2025 (inception) to December 31, 2025
(2)	Includes related party amount of $6.0 million for the period from June 13, 2025 (inception) to December 31, 2025
(3)	Includes related party amount of $1.0 million for the period from June 13, 2025 (inception) to December 31, 2025
(4)	Includes related party amount of $0.5 million for the period from June 13, 2025 (inception) to December 31, 2025
(5)	Includes related party amount of $0.3 million for the period from June 13, 2025 (inception) to December 31, 2025
(6)	Includes related party amount of less than $0.1 million and interest income of $0.4 million for the period from June 13, 2025 (inception) to December 31, 2025

14.	Subsequent Events

The Company has evaluated events and transactions occurring subsequent to December 31, 2025 through July 2, 2026, the date at which the financial statements are available to be issued.

On May 19, 2026, the Company entered into the Merger with InMed (see Note 1).

In May 2026, the Company entered into a Convertible Note Purchase Agreement (the “Convertible Note”) with Fairmount, whereby the Company issued a convertible note, with an initial principal amount of $50.0 million that can be converted into shares of the Company’s common stock or shares of the Company’s preferred stock, in each case, issued in the next equity financing, in exchange for aggregate proceeds of

The accompanying notes are an integral part of these financial statements.

MENTARI THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

$50.0 million. The Convertible Note accrues interest at a rate of 12.0% per annum. All unpaid interest and principal are scheduled to mature on June 30, 2028 (the “Maturity Date”). Prepayment is not permitted without prior written consent of Fairmount. Pursuant to the Convertible Note Purchase Agreement, the Company has the right to issue additional convertible notes up to an aggregate principal amount equal to $20.0 million. In connection with the Merger, the Convertible Note will convert into a number of shares of common stock based on the aggregate principal amount, plus any unpaid accrued interest, divided by the conversion price, which is an amount to be determined based upon the Company’s fully-diluted capitalization immediately prior to the closing of the Merger.

On July 1, 2026, the Company entered into a License Agreement with Paragon for MT-001 and MT-002 (the “License Agreement”). Under the License Agreement the Company is required to pay $10.5 million of certain clinical development milestones that were not yet achieved under the Paragon Option Agreement and $10 million upon the achievement of certain regulatory milestones, as well as tiered royalty payments for both MT-001 and MT-002 (see Note 9).

On July 1, 2026, the Company amended the Paragon Option Agreement to add MT-003, an anti-CGRP half-life extended antibody. Under this amendment, the Company has an Option to enter into a License Agreement for MT-003 with Paragon consistent with a set of pre-negotiated terms to further develop, manufacture and commercialize the resulting antibody. If the Company exercises its option and finalizes the related license agreement, it will be required to make non-refundable milestone payments to Paragon of up to $12 million upon the achievement of certain clinical development milestones and up to $10 million upon the achievement of certain regulatory milestones, as well as tiered royalty payments in the low-to-mid single-digits beginning on the first commercial sale of the product. The Company is required to reimburse Paragon for $0.03 million of Pre-effective Date Development Costs.

On July 1, 2026, the Company entered into a separate Antibody Discovery and Option Agreement with Paragon Laboratories, Inc. (“Paragon Labs”) for MT-004, and MT-005, antibodies directed at novel, undisclosed targets for migraine. Paragon Labs is controlled by Fairmount and is a related party to the Company. Under this Option Agreement, the Company has an Option, on a Research Program-by-Research Program basis, to enter into a License Agreement with Paragon Labs consistent with a set of pre-negotiated terms to further develop, manufacture and commercialize the resulting antibodies. If the Company exercises its options and finalizes the related license agreements, it will be required to make non-refundable milestone payments to Paragon Labs of up to $12 million upon the achievement of certain clinical development milestones and $10 million upon the achievement of certain regulatory milestones, as well as tiered royalty payments in the low-to-mid single-digits beginning on the first commercial sale of each developed product. The Company is required to reimburse Paragon Labs for $0.6 million and $1.3 million of Pre-effective Date Development Costs for MT-004 and MT-005, respectively.

The accompanying notes are an integral part of these financial statements.

MENTARI THERAPEUTICS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

(Unaudited)

	March 31,	December 31,
	2026	2025
Assets
Current assets:
Cash and cash equivalents	$33,933	$46,259
Prepaid expenses and other current assets	93	43

Total current assets	34,026	46,302

Total assets	$34,026	$46,302

Liabilities, Convertible Preferred Stock and Stockholders’ (Deficit) Equity
Current liabilities
Accounts payable	$5,973	$135
Accrued expenses	1,164	879
Related-party accounts payable and accrued expenses	8,966	9,250
Related-party common stock warrant liability	83	—

Total current liabilities	16,186	10,264

Total liabilities	16,186	10,264

Commitments and contingencies (Note 10)

Convertible preferred stock:
Series Seed convertible preferred stock, $0.0001 par value; 20,000,000 shares authorized as of March 31, 2026 and December 31, 2025; 20,000,000 shares issued and outstanding as of March 31, 2026 and December 31, 2025; liquidation preference of $200 as of March 31, 2026 and December 31, 2025	200	200
Series A convertible preferred stock, $0.0001 par value; 40,078,699 shares authorized as of March 31, 2026 and December 31, 2025; 40,078,698 shares issued and outstanding as of March 31, 2026 and December 31, 2025; liquidation preference of $55,000 as of March 31, 2026 and December 31, 2025	54,880	54,880
Stockholders’ (deficit) equity:
Common stock, $0.0001 par value; 81,000,000 shares authorized as of March 31, 2026 and December 31, 2025; 5,305,556 shares issued and outstanding as of March 31, 2026 and December 31, 2025	1	1
Additional paid-in capital	398	390
Accumulated deficit	(37,639)	(19,433)

Total stockholders’ (deficit) equity	(37,240)	(19,042)

Total liabilities, convertible preferred stock and stockholders’ (deficit) equity	$34,026	$46,302

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

MENTARI THERAPEUTICS, INC.

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS

(In thousands, except share and per share amounts)

(Unaudited)

Three Months Ended March 31, 2026
Operating expenses:
Research and development(1)	$18,095
General and administrative(2)	448

Total operating expenses	18,543

Loss from operations	(18,543)

Other income:
Interest income	337

Total other income	337

Net loss and comprehensive loss	$(18,206)

Net loss per share attributable to common stockholders, basic and diluted	$(3.64)

Weighted-average common shares outstanding, basic and diluted	5,000,000

(1)	Includes related party amount of $8.9 million for the three months ended March 31, 2026 (see Note 12).
(2)	Includes related party amount of $0.1 million for the three months ended March 31, 2026 (see Note 12).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

MENTARI THERAPEUTICS, INC.

CONDENSED CONSOLIDATED STATEMENT OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ (DEFICIT) EQUITY

(In thousands, except share amounts)

(Unaudited)

	Series Seed Convertible Preferred Stock		Series A Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ (Deficit) Equity
	Shares	Amount	Shares	Amount	Shares	Amount
Balances as of December 31, 2025	20,000,000	200	40,078,698	54,880	5,305,556	1	390	(19,433)	(19,042)
Stock-based compensation expense	—	—	—	—	—	—	8	—	8
Net loss	—	—	—	—	—	—	—	(18,206)	(18,206)

Balances as of March 31, 2026	20,000,000	$200	40,078,698	$54,880	5,305,556	$1	$398	$(37,639)	$(37,240)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

MENTARI THERAPEUTICS, INC.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(In thousands)

(Unaudited)

Three Months Ended March 31, 2026
Cash flows from operating activities:
Net loss	$(18,206)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation expense	91
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(50)
Accounts payable	5,838
Accrued expenses	285
Related party accounts payable and accrued expenses	(284)

Net cash used in operating activities	(12,326)

Net decrease in cash and cash equivalents	(12,326)
Cash and cash equivalents at beginning of period	46,259

Cash and cash equivalents at end of period	$33,933

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

MENTARI THERAPEUTICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1.	Nature of the Business and Basis of Presentation

Background and Basis of Presentation

Mentari Therapeutics, Inc. (“Mentari” or the “Company”) was established and incorporated under the laws of the state of Delaware on June 13, 2025. Mentari is a biotechnology company developing therapies for the prevention of migraine. Mentari’s pipeline includes MT-001, an anti-PACAP monoclonal antibody designed for convenient subcutaneous dosing, and MT-002, an anti-CGRP and anti-PACAP bispecific antibody designed to inhibit these complementary pathways. The Company was founded by healthcare investor Fairmount Funds Management LLC (“Fairmount”) and launched to research and develop antibody candidates licensed from Paragon Therapeutics, Inc. (“Paragon”). The Company currently operates as a virtual company, and thus, does not maintain a corporate headquarters or other significant facilities.

The Company is subject to risks and uncertainties common to early-stage companies in the biopharmaceutical industry, including, but not limited to, the ability to complete preclinical and clinical trials, the ability to obtain regulatory approval for product candidates, development by competitors of new technological innovations, dependence on key personnel, the ability to attract and retain qualified employees, reliance on third-party organizations, protection of proprietary technology, compliance with government regulations, product liability, uncertainty of market acceptance of products and the ability to raise additional capital to fund operations.

The Company’s potential product candidates will require approval from the U.S. Federal Food and Drug Administration or comparable foreign authorities prior to the commencement of commercial sales. There can be no assurance that the Company’s potential product candidates will receive all the required approvals. In addition, there can be no assurance that the Company’s potential product candidates, if approved, will be accepted in the marketplace, that any future product candidates can be developed or manufactured at an acceptable cost and with appropriate performance characteristics, or that such product candidates will be successfully marketed, if at all.

On May 19, 2026, the Company entered into an Agreement and Plan of Merger with InMed Pharmaceuticals Inc. (“InMed”) and Indigo Merger Sub Corp and Indigo Merger Sub II, LLC, both wholly owned subsidiaries of InMed, pursuant to which, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Indigo Merger Sub Corp will merge with and into Mentari, with Mentari continuing as a wholly owned subsidiary of InMed and the surviving corporation (the “First Merger”). Immediately following the First Merger and as part of the same overall transaction, Mentari will merge with and into Indigo Merger Sub II, LLC (the “Second Merger” and, together with the First Merger, the “Merger”), with Second Merger Sub II, LLC being the surviving entity of the Second Merger. In connection with the Merger, Second Merger Sub II, LLC will change its corporate name to “Mentari Therapeutics Operating Company, LLC” and InMed will change its name to “Mentari Therapeutics, Inc.” The combined company will be led by the Company’s management team and will remain focused on developing therapies for migraine prevention.

Subject to the terms and conditions set forth in the Merger Agreement, (i) each then-outstanding share of Mentari common stock (including shares of Mentari common stock issued in connection with the Mentari Pre-Closing Financing described below) will be automatically converted solely into the right to receive a number of shares of InMed common stock equal to the Exchange Ratio as defined in the Merger Agreement, (ii) each then-outstanding share of Mentari Series Seed preferred stock will be converted into the right to receive a number of shares of InMed Series A non-voting Preferred Stock, which are each convertible into 1,000 shares of InMed common stock, equal to the Exchange Ratio divided by 1,000, (iii) each-then-outstanding share of

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

MENTARI THERAPEUTICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Mentari Series A preferred stock will be automatically converted into the right to receive a number of shares of InMed common stock equal to the Exchange Ratio, or right to receive a pre-funded warrant to purchase Mentari common stock that will be converted into a pre-funded warrant to purchase InMed common stock, subject to adjustment as set forth in the form of the pre-funded warrant, (iv) each then-outstanding option to purchase Mentari common stock will be assumed by InMed and will be converted into an option to purchase shares of InMed common stock, adjusted for the Exchange Ratio, (v) each then-outstanding warrant to purchase Mentari common stock will be assumed by InMed and will be converted into a warrant to purchase shares of InMed common stock, subject to adjustment as set forth in the Merger Agreement, (vi) each then-outstanding share of Mentari restricted stock will be assumed by InMed, subject to adjustment as set forth in the Merger Agreement, (vii) each then-outstanding pre-funded warrant to purchase shares of Mentari common stock will be converted into a pre-funded warrant to purchase shares of InMed common stock, subject to adjustment as set forth in the Merger Agreement and the form of pre-funded warrant.

In connection with the Merger, on May 19, 2026, Mentari and InMed entered into Subscription Agreements with certain institutional and accredited investors, pursuant to which such investors have agreed, subject to the terms and conditions of such agreements, to purchase immediately prior to the consummation of the Merger, shares of Mentari common stock and pre-funded warrants at an estimated purchase price of $1.8928 per share and $1.8927 per warrant, for an aggregate purchase price of $290.0 million in a private placement (the “Mentari Pre-Closing Financing”). Shares of the Company’s common stock and pre-funded warrants to purchase shares of the Company’s common stock issued pursuant to the Mentari Pre-Closing Financing will be converted into shares of InMed common stock and pre-funded warrants to purchase shares of InMed common stock in accordance with the Exchange Ratio at the effective time of the close of the transaction.

Consummation of the Merger is subject to certain closing conditions, including, among other things, (1) approval by InMed’s stockholders, (2) approval by the Company’s stockholders, (3) Nasdaq’s approval of the listing application to be submitted in connection with the Merger, (4) the effectiveness of InMed’s registration statement on Form S-4, and (5) consummation of the Mentari Pre-Closing Financing.

The accompanying unaudited condensed consolidated financial statements and accompanying notes have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the U.S Securities and Exchange Commission regarding interim financial information. Accordingly, they do not include all of the information and notes required by U.S. GAAP for complete financial statements. In the opinion of the Company, the accompanying unaudited condensed consolidated financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of its financial position and the results of its operations for the interim periods presented. The balance sheet as of December 31, 2025 was derived from audited financial statements as of that date. The results for the three months ended March 31, 2026 are not necessarily indicative of results that may be expected for the year ending December 31, 2026 or any other interim period or for any future year.

The unaudited condensed consolidated financial statements include accounts of the Company and its wholly owned subsidiary Mentari Securities Corporation established in January 2026. All intercompany amounts are eliminated in consolidation.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

MENTARI THERAPEUTICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Going Concern

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within twelve months of the date that the unaudited condensed consolidated financial statements are issued.

Since its inception, the Company has devoted substantially all of its resources to advancing the development of its programs, organizing and staffing the Company, business planning, raising capital, and providing general and administrative support for these operations. Current and future programs will require significant research and development efforts, including preclinical and clinical trials, and regulatory approvals to commercialization. These efforts require significant amounts of additional capital, adequate personnel, and infrastructure. Even if the Company’s development efforts are successful, it is uncertain when, if ever, the Company will realize significant revenue from product sales. If the Company obtains regulatory approval for any of its potential product candidates and starts to generate revenue, it expects to incur significant expenses related to developing its internal commercialization capability to support product sales, marketing, and distribution.

As a result, the Company will need substantial additional funding to support its operating activities as it advances its potential product candidates through development, seeks regulatory approval and prepares for and, if any of its potential product candidates are approved, proceeds to commercialization. Until such time as the Company can generate significant revenue from product sales, if ever, the Company expects to finance its operating activities through a combination of equity offerings and debt financings. Adequate funding may not be available to the Company on acceptable terms, or at all.

If the Company is unable to obtain additional funding, the Company will assess its capital resources and may be required to delay, reduce the scope of or eliminate some or all of its planned operations, which may have a material adverse effect on the Company’s business, financial condition, results of operations and ability to operate as a going concern. The unaudited condensed consolidated financial statements do not include any adjustments that may result if the Company is not able to continue as a going concern.

The Company has not generated any revenue from product sales or other sources and has incurred significant operating losses and negative cash flows from operations since inception. The Company has incurred a net loss of $18.2 million for the three months ended March 31, 2026, and had an accumulated deficit of $37.6 million as of March 31, 2026.

As of March 31, 2026, the Company had $33.9 million in cash and cash equivalents. In addition, in May 2026, the Company received a total of $50 million of proceeds from the issuance of a Convertible Note and has the right to issue additional Convertible Notes for up to $20.0 million of additional proceeds (see Note 14). Based on the current level of cash and cash equivalents inclusive of the convertible note proceeds of up to $70 million, and without giving effect to any proceeds from the Merger and the Mentari Pre-Closing Financing which are outside of the Company’s control, the Company has concluded that there is substantial doubt about its ability to continue as a going concern for at least 12 months from the date the financial statements are available to be issued.

The accompanying unaudited condensed consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

MENTARI THERAPEUTICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

liabilities that might result from the outcome of this uncertainty. Accordingly, the unaudited condensed consolidated financial statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

2.	Summary of Significant Accounting Policies

The Company’s significant accounting policies are detailed in the Note titled “2. Summary of Significant Accounting Policies” of the Company’s December 31, 2025 audited financial statements. There have been no material changes to significant accounting policies during the three months ended March 31, 2026.

Use of Estimates

The preparation of the Company’s unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, assumptions, and judgements that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the unaudited condensed consolidated financial statements and the reported amounts of expenses during the reporting periods. Significant estimates and assumptions reflected within these unaudited condensed consolidated financial statements include but are not limited to research and development expenses and related prepaid or accrued costs and the valuation of stock-based compensation awards and related expenses. The Company bases its estimates on known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates, as there are changes in circumstances, facts, and experience. Actual results may differ materially from those estimates or assumptions.

Recently Issued Accounting Pronouncements Not Yet Adopted

In November 2024, the FASB issued ASU 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”). The amendments in ASU 2024-03 require public entities to disclose specified information about certain costs and expenses. ASU 2024-03 is effective for the Company’s annual reporting period beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of this standard on its unaudited condensed consolidated financial statements.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

MENTARI THERAPEUTICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

3.	Fair Value of Financial Instruments

The Company measures the following financial assets at fair value on a recurring basis. There were no transfers between levels of the fair value hierarchy during the periods presented. The following table sets forth the Company’s financial assets carried at fair value categorized using the lowest level of input applicable to each financial instrument as of March 31, 2026 and December 31, 2025 (in thousands):

	March 31, 2026
	Level 1	Level 2	Level 3	Total
Assets:
Money market funds	$33,663	$—	$—	$33,663

Total assets	$33,663	$—	$—	$33,663

	December 31, 2025
	Level 1	Level 2	Level 3	Total
Assets:
Money market funds	$44,825	$—	$—	$44,825

Total assets	$44,825	$—	$—	$44,825

Cash equivalents consist of money market funds, which were valued by the Company based on quoted market prices, which represents a Level 1 measurement within the fair value hierarchy.

4.	Accrued Expenses

Accrued expenses consisted of the following (in thousands):

	March 31, 2026	December 31, 2025
Accrued research and development	$984	$691
Accrued professional and consulting fees	180	188

Total	$1,164	$879

5.	Convertible Preferred Stock

On June 13, 2025, the Company issued 20,000,000 shares of the Series Seed Convertible Preferred Stock to Fairmount Healthcare Fund II L.P. (“Fairmount Fund II”), an affiliate fund of Fairmount, which is considered a related party (see Note 12), at a purchase price of $0.01 per share for gross proceeds of $0.2 million.

On September 18, 2025, the Company entered into the new Series A Preferred Stock Purchase Agreement to issue certain investors shares of Series A Convertible Preferred Stock, $0.0001 par value per share, at a purchase price of $1.3723 per share. The Company issued a total of 40,078,698 shares of the Series A Convertible Preferred Stock to Fairmount Fund II, as well as other certain investors for gross proceeds of $55.0 million. Of the 40,078,698 shares of Series A Convertible Preferred Stock issued, 7,287,036 shares of Series A Convertible Preferred Stock were issued to Fairmount.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

MENTARI THERAPEUTICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Upon the issuance of the Convertible Preferred Stock, the Company assessed the embedded conversion and liquidation features of the securities as described below and determined that such features did not require the Company to separately account for these features as embedded derivatives.

The holders of the Convertible Preferred Stock have the following rights and preferences:

Voting

The holders of Convertible Preferred Stock are entitled to vote, together with the holders of the Company’s common stock, on all matters submitted to stockholders for a vote. Each holder of outstanding shares of Convertible Preferred Stock is entitled to the number of votes equal to the number of shares of common stock into which the shares of preferred stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. A majority vote of the holders of Convertible Preferred Stock is required to liquidate or dissolve the Company, amend the certificate of incorporation or bylaws in a manner that adversely affects the rights of the Convertible Preferred Stock, reclassify common stock or establish another class of capital stock (unless the same ranks junior to the Convertible Preferred Stock with respect to its rights), create shares that would rank senior to or authorize additional shares of Convertible Preferred Stock, declare a dividend or make a distribution.

In addition, the holders of shares of Series Seed Preferred Stock, voting together exclusively and as a separate class on an as converted to Common Stock basis, are entitled to elect two directors of the Company. The holders of shares of common stock and any other class or series of voting stock (including Series A Convertible Preferred Stock), exclusively and voting together as a single class on an as converted to Common Stock basis, are entitled to elect the balance of the total number of directors of the Company.

Conversion

Each share of Convertible Preferred Stock is convertible into common shares at the option of the holder, at any time, and without the payment of additional consideration by the holder. Additionally, in the event of a Mandatory Conversion, as defined in the Company’s Articles of Incorporation, each share of Series A Convertible Preferred Stock will be automatically converted into shares of common stock and each share of Series Seed Convertible Preferred Stock will be automatically converted into shares of non-voting preferred stock at the applicable conversion ratio then in effect upon (i) the closing of a firm-commitment underwritten public offering of the Company’s common stock , (ii) the closing of any business combination pursuant to which the Corporation is merged into, or otherwise combined with, a public company listed on a national securities exchange, and (iii) the vote or written consent of the holders of a majority of the outstanding shares of preferred stock, voting as a single class. The rights, privileges, duties and obligations relating to the non-voting preferred stock are to be determined at the time of a Mandatory Conversion.

The conversion ratio of Convertible Preferred Stock is determined by dividing the original issue price by the conversion price in effect at the time of conversion. The original issue price is $0.01 per share for Series Seed Preferred Stock and the original issue price is $1.3723 per share of Series A Preferred Stock (in each case subject to appropriate adjustment in the event of any stock split, stock dividend, combination or other similar recapitalization and other adjustments as set forth in the Company’s certificate of incorporation, as amended and restated). As of March 31, 2026, the conversion price was $0.01 per share for Series Seed Preferred

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

MENTARI THERAPEUTICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Stock and the conversion price was $1.3723 per share of Series A Preferred Stock. As of March 31, 2026 and December 31, 2025, each outstanding share of Convertible Preferred Stock was convertible into common stock on a one-for-one basis.

Dividends

The Company may not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company (other than dividends on shares of common stock payable in shares of common stock) unless the holders of the Convertible Preferred Stock then outstanding first receive, or simultaneously receive, a dividend on each outstanding share of Convertible Preferred Stock in an amount at least equal to (i) in the case of a dividend being distributed to common stock or any class or series that is convertible into common stock, the equivalent dividend on an as-converted basis or (ii) in the case of a dividend on any class or series that is not convertible into common stock, a dividend equal to a dividend rate on Convertible Preferred Stock calculated based on the respective Original Issue Price of Series A Convertible Preferred Stock and Series Seed Convertible Preferred Stock. Since inception of the Company, no dividends have been declared or paid by the Company.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, or upon the occurrence of a Deemed Liquidation Event (as defined below), the holders of shares of Convertible Preferred Stock then outstanding are entitled to be paid out of the assets or funds of the Company available for distribution to stockholders before any payment is made to the holders of common stock. The holders of Convertible Preferred Stock are entitled to an amount equal to the greater of (i) the applicable original issue price per share of the Convertible Preferred Stock, plus any declared but unpaid dividends thereon, or (ii) the amount per share that would have been payable had all shares of Convertible Preferred Stock been converted into common stock immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event. If upon any such liquidation event, the assets or funds of the Company available for distribution to stockholders are insufficient to pay the full amount to which they are entitled, then the holders of shares of Convertible Preferred Stock in preference to any distributions to common stock will share ratably in any distribution of the assets or funds available for distribution in proportion to the respective amounts which would otherwise be payable if it were paid in full.

Unless the holders of a majority in voting power of the then outstanding shares of Convertible Preferred Stock elect otherwise, a Deemed Liquidation Event shall include a merger or consolidation (other than one in which stockholders of the Company own a majority by voting power of the outstanding shares of the surviving or acquiring corporation) or sale, lease, transfer, exclusive license or other disposition of all or substantially all of the Company’s assets.

Redemption

The Convertible Preferred Stock does not have redemption rights, except for the contingent redemption upon the occurrence of a Deemed Liquidation Event.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

MENTARI THERAPEUTICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

6.	Common Stock

As of March 31, 2026 and December 31, 2025, the Company had the authority to issue a total of 81,000,000 shares of common stock at a par value of $0.0001 per share. As of March 31, 2026 and December 31, 2025, 5,000,000 shares of common stock were issued and outstanding, and 305,556 RSAs were issued and outstanding. Each share of common stock entitles the holder to one vote, together with the holders of any other class or series of voting stock (including Convertible Preferred Stock), on all matters submitted to the stockholders for a vote. The holders of common stock are entitled to receive dividends, if any, as declared by the Company’s board of directors (the “Board of Directors”), subject to the preferential dividend rights of the holders of Convertible Preferred Stock.

As of March 31, 2026 and December 31, 2025, shares of common stock reserved for issuance consist of the following:

	March 31, 2026	December 31, 2025
Convertible Preferred Stock	60,078,698	60,078,698
Warrants	818,937	653,842

Total shares of common stock reserved for issuance	60,897,635	60,732,540

7.	Stock-Based Compensation

2025 Equity Incentive Plan

On August 13, 2025, the Board of Directors approved the 2025 Equity Incentive Plan (the “2025 Plan”), under which the Company may grant stock options, restricted stock awards (“RSAs”), restricted stock units, or other stock-based awards to employees, officers, directors, consultants, entities, and advisors. The 2025 Plan is administered by the Board of Directors, or, at the discretion of the Board of Directors, by a committee of the Board of Directors. The exercise prices, vesting and other restrictions are determined at the discretion of the Board of Directors, or its committee, if so delegated. Upon adoption, the 2025 Plan authorized 2,777,778 shares of common stock reserved for issuance under the plan. On September 18, 2025, the 2025 Plan was amended to increase the number of shares of common stock reserved for issuance by 9,301,470 shares. As of March 31, 2026, the total number of shares of common stock reserved for issuance under the 2025 Plan was 12,079,248, with 11,773,692 shares of common stock available for future grants.

Restricted Stock Awards

No RSAs were granted, vested or forfeited during the three months ended March 31, 2026. As of March 31, 2026, 305,556 RSAs were outstanding and unvested. The outstanding and unvested RSAs were granted at an estimated fair value of $0.46 per share. Such RSAs have service-based vesting conditions only and vest over a four-year period, during which time all unvested shares are subject to forfeiture by the Company in the event the holder’s service with the Company voluntarily or involuntarily terminates.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

MENTARI THERAPEUTICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Paratari Warrant Obligation

In September 2025, the Company entered into the Antibody Discovery and Option Agreement (the “Paragon Option Agreement”) with Paragon and Paratari, an entity formed by Paragon as a vehicle to hold equity in the Company. Under the terms of the Paragon Option Agreement, Paratari is entitled to grants of warrants to purchase a number of shares equal to 1.00% of the then outstanding shares of the Company’s common stock, on a fully diluted basis, on December 31, 2025 and December 31, 2026, with an exercise price equal to the fair market value of the underlying shares of the Company’s common stock (the “Paratari Warrant Obligation”). If the term with respect to all Research Programs ends prior to the end of a calendar year, the warrant for such calendar year shall be pro-rated for that calendar year. The grant dates for the issuance of warrants were expected to be December 31, 2025 and December 31, 2026 (if the term with respect to all Research Programs is still active), respectively, as all terms of the award, including number of shares and exercise price, will be known by all parties by this date. Paratari’s research and discovery related activities have a service inception date preceding the grant date, with the full award being vested as of the grant date with no post-grant date service requirement. Accordingly, the Company records a liability for the warrants expected to be granted to Paratari as the related services are being provided, with the value of the liability based on the estimated fair value of the warrants at each interim reporting date.

On December 31, 2025, the fair value of the December 31, 2025 Paratari Warrant Obligation of $0.3 million was reclassified from liability to equity when the Company settled its 2025 obligations under the Paratari Warrant Obligation by issuing Paratari a warrant to purchase 653,842 shares of Company Common Stock at an exercise price of $0.58 per share. The warrant has a term of 10 years, is fully vested, and is exercisable in part or full at any time during the term of the warrant. As of March 31, 2026, the warrant issued under the Paratari Warrant Obligation is outstanding and unexercised.

As of March 31, 2026, the estimated fair value of the warrant to be granted on December 31, 2026 was approximately $0.3 million. For the three months ended March 31, 2026, less than $0.1 million was recognized as stock-based compensation expense related to the December 31, 2026 Paratari Warrant Obligation in the unaudited condensed consolidated statement of operations and comprehensive loss. As of March 31, 2026, there was approximately $0.2 million in unamortized expense related to the December 31, 2026 Paratari Warrant Obligation.

Stock-Based Compensation Expense

The following table summarizes the classification of the Company’s stock-based compensation expense in the unaudited condensed consolidated statement of operations and comprehensive loss (in thousands):

Three Months Ended March 31, 2026
General and administrative	$8
Research and development	83

Total	$91

As of March 31, 2026, total unrecognized compensation cost related to the unvested RSAs was $0.1 million, which is expected to be recognized over a weighted average period of 3.37 years.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

MENTARI THERAPEUTICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

The following table summarizes the award types of the Company’s stock-based compensation expense in the unaudited condensed consolidated statement of operations and comprehensive loss (in thousands):

Three Months Ended March 31, 2026
RSAs	$8
Paratari Warrant Obligation	83

Total	$91

8.	Income Taxes

No provision for income taxes was recorded for the three months ended March 31, 2026. Deferred tax assets generated from the Company’s net operating losses and capitalized research and development have been fully reserved for, as the Company believes it is not more likely than not that the benefit will be realized due to the Company’s cumulative losses to date.

9.	Paragon Option Agreement

Antibody Discovery and Option Agreement

In September 2025, the Company entered into the Paragon Option Agreement for two research programs; MT-001, a monospecific Anti-PACAP antibody, and MT-002, a bispecific Anti-PACAP and CGRP antibody. Under the Paragon Option Agreement, the Company has the exclusive option (an “Option”), on a Research Program-by-Research Program basis, to enter into a separate agreement with Paragon consistent with a set of pre-negotiated terms to further develop, manufacture and commercialize the resulting antibody (a “License Agreement”). If the Company exercises its options and finalizes the related license agreements, it will be required to make non-refundable milestone payments to Paragon of up to $12.0 million upon the achievement of certain clinical development milestones and up to $10.0 million upon the achievement of certain regulatory milestones, as well as tiered royalty payments in the low-to-mid single-digits beginning on the first commercial sale of each developed product.

Under the terms of the agreement, Paragon agreed to perform certain research activities to discover, generate, identify, and characterize one or more antibody candidates directed to certain mutually agreed therapeutic targets of interest to the Company (each, a “Research Program”) and certain administrative activities. The Paragon Option Agreement requires the Company, Paragon, and Paratari to develop a research plan for each target that includes design, modeling, synthesis, evaluation, and other mutually agreed activities (each, a “Research Plan”). Paragon will perform the activities set forth in each Research Plan on the timelines set forth in such Research Plan and in compliance with a mutually agreed upon budget. Each Research Program will be overseen and coordinated by a joint development committee consisting of two employees from the Company and two employees from Paragon, with the Company and Paragon each having one vote with respect to decisions of the committee. When Paragon and Paratari have produced an antibody against a selected target, and upon the completion of each Research Program, Paragon and Paratari will deliver to the Company a data package that includes sequence information for all then-existing project antibodies and results.

Unless terminated earlier, the Paragon Option Agreement shall continue in force on a Research Program- by-Research Program basis until the later of: (i) the end of the Option Period for such Research Program, as

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

MENTARI THERAPEUTICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

applicable, if such Option is not exercised by the Company; (ii) if the Company exercises its Option with respect to a Research Program, but the parties are unable to finalize and execute a License Agreement within 30 days, the expiration of such 30-day period (subject to any mutually agreed extension of such period); and (iii) the expiration of the applicable Research Term (as defined under the Paragon Option Agreements).The Company may terminate the Paragon Option Agreement or any Research Program at any time for any or no reason upon 30 days’ prior written notice to Paragon, provided that the Company must pay certain unpaid fees due to Paragon upon such termination, as well as any non-cancellable obligations reasonably incurred by Paragon in connection with its activities under any terminated Research Program. Paragon may terminate the Paragon Option Agreement or a Research Program immediately upon written notice to the Company if, as a result of any action or failure to act by the Company or its affiliates, such Research Program or all material activities under the applicable Research Plan are suspended, discontinued or otherwise delayed for a certain consecutive number of months. Each party has the right to terminate the Paragon Option Agreement or any Research Program upon (i) 30 days’ prior written notice of the other party’s material breach that remains uncured for the 30-day period and (ii)the other party’s bankruptcy.

Any License Agreement entered into with respect to a given Research Program shall contain the same milestone payment obligations as the Paragon Option Agreement, provided that any milestone set in the Paragon Option Agreement that has not yet been achieved and is duplicated in such License Agreement shall no longer be achievable and payable under the terms of the Paragon Option Agreement and shall only be achievable under the terms of the License Agreement. Further, under a License Agreement, the Company would also be required to make royalty payments to Paragon in the low-to-mid single-digit percentage range based on net sales of products, subject to certain reductions. The royalty term will terminate on a product-by-product and country- by-country basis upon the later of the expiration of the last-to-expire valid claim within the relevant patent rights or the twelfth anniversary of the first commercial sale of such product in such country.

Additionally, as part of the Paragon Option Agreement, on each of December 31, 2025 and December 31, 2026 (if the term with respect to all Research Programs is still active), the Company will grant Paratari warrants to purchase a number of shares equal to 1.00% of the Company’s then outstanding common stock as of the date of the grant on a fully-diluted basis, with an exercise price equal to the fair market value of the underlying shares of the Company’s common stock on each respective grant date. If the term with respect to all Research Programs ends prior to the end of a calendar year, the warrant for such calendar year shall be pro-rated for that calendar year (see Note 7).

The Company concluded that the rights obtained under the Paragon Option Agreement represent an asset acquisition whereby the underlying assets comprise in-process research and development assets with no alternative future use. The Paragon Option Agreement did not qualify as a business combination because substantially all of the fair value of the assets acquired was concentrated in the in-process research and development assets, which represent a group of similar identifiable assets. All the upfront consideration to cover the cost of development work by Paragon prior to the effective date paid by Mentari (“Pre-effective Date Development Costs”) was allocated to the in-process research and development assets acquired and immediately expensed as part of research and development expenses on the condensed consolidated statement of operations and comprehensive loss. In addition, on a research program-by-research program basis, the Company is required to pay a one-time, non-refundable Research Initiation Fee for the finalization of the Research Plan for each respective research program that is also expensed immediately as part of research and development expense. Amounts paid for on-going development costs, monthly development fees and additional expenses incurred by

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

MENTARI THERAPEUTICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Paragon are recognized as research and development expense when incurred. Amounts paid as reimbursements for administrative activities incurred by Paragon are recognized as general and administrative expense when incurred.

Under the Paragon Option Agreement, the Company recorded expense of $8.9 million during the three months ended March 31, 2026 for amounts owed to Paragon, including $1.5 million for the MT-002 achievement of a development candidate milestone. A total of $8.8 million was recognized as research and development expense and $0.1 million was recognized as general and administrative expense in the Company’s unaudited condensed consolidated statement of operations and comprehensive loss during the three months ended March 31, 2026. As of March 31, 2026 and December 31, 2025, $8.9 million and $9.3 million, respectively, was due to Paragon and included in related party accounts payable and accrued expenses in the Company’s unaudited condensed consolidated balance sheets.

10.	Commitments and Contingencies

Indemnification Agreements

In the ordinary course of business, the Company may provide indemnification of varying scope and terms to vendors, lessors, business partners and other parties with respect to certain matters including, but not limited to, losses arising out of breach of such agreements or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with its director and executive officers that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or executive officers. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is, in many cases, unlimited. To date, the Company has not incurred any material costs as a result of such indemnifications. The Company is not aware of any indemnification arrangements that could have a material effect on its financial position, results of operations or cash flows, and it has not accrued any liabilities related to such obligations in its unaudited condensed consolidated financial statements as of March 31, 2026 or December 31, 2025.

Legal Proceedings

From time to time, the Company may become involved in legal proceedings or other litigation relating to claims arising in the ordinary course of business. The Company accrues a liability for such matters when it is probable that future expenditures will be made and that such expenditures can be reasonably estimated. Significant judgment is required to determine both probability and estimated exposure amount. Legal fees and other costs associated with such proceedings are expensed as incurred. As of March 31, 2026 and December 31, 2025, the Company was not a party to any material legal proceedings or claims.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

MENTARI THERAPEUTICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

11.	Net Loss per Share

Basic and diluted net loss per share attributable to common stockholders was calculated as follows (in thousands, except share and per share amounts):

Three Months Ended March 31, 2026
Numerator:
Net loss	$(18,206)

Denominator:
Weighted-average common shares outstanding, basic and diluted	5,000,000

Net loss attributable to common stockholders, basic and diluted	(3.64)

For the computation of basic net loss per share attributable to common stockholders, the amount of weighted-average common shares outstanding excludes all shares of unvested restricted common stock as such shares are not considered outstanding for accounting purposes until vested.

The Company’s potential dilutive securities have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted-average number of common shares outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same. The Company excluded potential common shares from the computation of diluted net loss per share attributable to common stockholders for the period presented because including them would have had an anti-dilutive effect:

March 31, 2026
Convertible preferred stock (as converted to common stock)	60,078,698
Unvested restricted stock awards	305,556
Warrants	653,842

Total	61,038,096

12.	Related Party Transactions

Fairmount, Paragon, and Paratari have been identified as related parties and have engaged in material transactions with the Company. As of March 31, 2026, Fairmount, Paragon, and Paratari owned approximately 41.7%, 3.8%, and 3.8% respectively, of the outstanding shares of stock in the Company, assuming the conversion of preferred stock into common stock. Fairmount currently has one representative appointed to the Company’s Board of Directors. Fairmount appointed Paragon’s board of directors and has the contractual right to approve the appointment of any executive officers of Paragon. The Company entered into significant related party transactions with Fairmount, Paragon and Paratari during 2025 related to the issuance of Convertible Preferred Stock to Fairmount (see Note 5), the issuance of RSAs to employees of Fairmont, the issuance of warrants to Paratari (see Note 7), and the Paragon Option Agreement (see Note 9).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

MENTARI THERAPEUTICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

The following is a summary of related party accounts payable and accrued expenses and related party common stock warrant liability (in thousands):

	March 31, 2026	December 31, 2025
Paragon reimbursable Option Agreement fees	$8,917	$9,245
Paragon reimbursable company start-up fees	9	5
Fairmount reimbursable consulting fees	40	—

Total related party accounts payable and accrued expenses	$8,966	$9,250

Paratari Warrant Obligation	$83	$—

Total related party common stock warrant liability	$83	$—

13.	Segment Reporting

The Company has one reportable segment relating to the research and development of its research programs. The Company’s CODM, its sole member of the Board of Directors, manages the Company’s operations on a company-wide basis for the allocation of resources and the assessment of performance. The Company’s measure of segment profit or loss used to assess performance and allocate resources is net loss. The CODM uses net loss to evaluate losses generated from the Company’s business activities in deciding how to allocate company resources and in monitoring budget versus actual results. Assets are also managed on a company-wide basis. The measure of segment assets is reported on the consolidated balance sheets as total assets.

The table below is a summary of the segment loss, including significant segment expenses that are reviewed by the CODM (in thousands):

Three Months Ended March 31, 2026
Operating expenses
MT-001 external research and development costs (1)	$12,352
MT-002 external research and development costs (2)	5,597
Professional and consulting fees (3)	454
Stock-based compensation expense (4)	91
Other segment items (5)	(288)

Net loss	$18,206

(1)	Includes related party amount of $3.6 million for the three months ended March 31, 2026.
(2)	Includes related party amount of $5.2 million for the three months ended March 31, 2026.
(3)	Includes related party amount of $0.1 million for the three months ended March 31, 2026.
(4)	Includes related party amount of $0.1 million for the three months ended March 31, 2026.
(5)	Includes interest income of $0.3 million for the three months ended March 31, 2026.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

MENTARI THERAPEUTICS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

14.	Subsequent Events

The Company has evaluated events and transactions occurring subsequent to March 31, 2026 through July 2, 2026, the date at which the unaudited condensed consolidated financial statements are available to be issued.

On May 19, 2026, the Company entered into the Merger with InMed (see Note 1).

In May 2026, the Company entered into a Convertible Note Purchase Agreement (the “Convertible Note”) with Fairmount, whereby the Company issued a convertible note, with an initial principal amount of $50.0 million that can be converted into shares of the Company’s common stock or shares of the Company’s preferred stock, in each case, issued in the next equity financing, in exchange for aggregate proceeds of $50.0 million. The Convertible Note accrues interest at a rate of 12.0% per annum. All unpaid interest and principal are scheduled to mature on June 30, 2028 (the “Maturity Date”). Prepayment is not permitted without prior written consent of Fairmount. Pursuant to the Convertible Note Purchase Agreement, the Company has the right to issue additional convertible notes up to an aggregate principal amount equal to $20.0 million. In connection with the Merger, the Convertible Note will convert into a number of shares of common stock based on the aggregate principal amount, plus any unpaid accrued interest, divided by the conversion price, which is an amount to be determined based upon the Company’s fully-diluted capitalization immediately prior to the closing of the Merger.

On July 1, 2026, the Company entered into a License Agreement with Paragon for MT-001 and MT-002 (the “License Agreement”). Under the License Agreement the Company is required to pay $10.5 million of certain clinical development milestones that were not yet achieved under the Paragon Option Agreement and $10 million upon the achievement of certain regulatory milestones, as well as tiered royalty payments for both MT-001 and MT-002 (see Note 9).

On July 1, 2026, the Company amended the Paragon Option Agreement to add MT-003, an anti-CGRP half-life extended antibody. Under this amendment, the Company has an Option to enter into a License Agreement for MT-003 with Paragon consistent with a set of pre-negotiated terms to further develop, manufacture and commercialize the resulting antibody. If the Company exercises its option and finalizes the related license agreement, it will be required to make non-refundable milestone payments to Paragon of up to $12 million upon the achievement of certain clinical development milestones and up to $10 million upon the achievement of certain regulatory milestones, as well as tiered royalty payments in the low-to-mid single-digits beginning on the first commercial sale of the product. The Company is required to reimburse Paragon for $0.03 million of Pre-effective Date Development Costs.

On July 1, 2026, the Company entered into a separate Antibody Discovery and Option Agreement with Paragon Laboratories, Inc. (“Paragon Labs”) for MT-004, and MT-005, antibodies directed at novel, undisclosed targets for migraine. Paragon Labs is controlled by Fairmount and is a related party to the Company. Under this Option Agreement, the Company has an Option, on a Research Program-by-Research Program basis, to enter into a License Agreement with Paragon Labs consistent with a set of pre-negotiated terms to further develop, manufacture and commercialize the resulting antibodies. If the Company exercises its options and finalizes the related license agreements, it will be required to make non-refundable milestone payments to Paragon Labs of up to $12 million upon the achievement of certain clinical development milestones and $10 million upon the achievement of certain regulatory milestones, as well as tiered royalty payments in the low-to-mid single-digits beginning on the first commercial sale of each developed product. The Company is required to reimburse Paragon Labs for $0.6 million and $1.3 million of Pre-effective Date Development Costs for MT-004 and MT-005, respectively.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Annex A

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

among:

MENTARI THERAPEUTICS, INC.;

INDIGO MERGER SUB CORP.;

INDIGO MERGER SUB II, LLC; and

INMED PHARMACEUTICALS INC.

Dated as of May 19, 2026

Exhibits:
Exhibit A-1	Form of Parent Shareholder Support Agreement
Exhibit A-2	Form of Company Stockholder Support Agreement
Exhibit B	Form of Lock-Up Agreement
Exhibit C	Form of Subscription Agreement
Exhibit D-1	First Certificate of Merger, including certificate of incorporation of the First Step Surviving Corporation attached as Exhibit A thereto, incorporated by reference into this Agreement
Exhibit D-2	Second Certificate of Merger, incorporated by reference into this Agreement
Exhibit E	Parent Convertible Preferred Share Terms
Exhibit F	Form of CVR Agreement
Exhibit G	Form of Pre-Funded Warrant

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (this “Agreement”) is made and entered into as of May 19, 2026, by and among INMED PHARMACEUTICALS INC., a corporation organized under the laws of British Columbia, Canada (“Parent”), INDIGO MERGER SUB CORP., a Delaware corporation and wholly owned subsidiary of Parent (“First Merger Sub”), INDIGO MERGER SUB II, LLC, a Delaware limited liability company and wholly owned subsidiary of Parent (“Second Merger Sub”, and, together with First Merger Sub, “Merger Subs” and each, a “Merger Sub”), and MENTARI THERAPEUTICS, INC., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Section 1.

RECITALS

A. Parent and the Company intend to effect a merger of First Merger Sub with and into the Company (the “First Merger”) in accordance with this Agreement and the DGCL. Upon consummation of the First Merger, First Merger Sub will cease to exist and the Company will become a wholly owned subsidiary of Parent.

B. Immediately following the First Merger and as part of the same overall transaction as the First Merger, the Company will merge with and into Second Merger Sub (the “Second Merger” and, together with the First Merger, the “Merger”), with Second Merger Sub being the surviving entity of the Second Merger.

C. The Parties intend that, (i) the First Merger and the Second Merger, taken together, will constitute an integrated transaction described in Rev. Rul. 2001-46, 2001-2 C.B. 321 that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, and (ii) this Agreement will constitute a plan of reorganization within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a).

D. The Parent Board has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Parent and its shareholders, (ii) adopted, approved and declared advisable this Agreement and the Contemplated Transactions, including the issuance of Parent Shares to the shareholders of the Company pursuant to the terms of this Agreement, and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the shareholders of Parent vote to approve this Agreement and thereby approve the Parent Shareholder Matters, including the Contemplated Transactions.

E. The First Merger Sub Board has (i) determined that the Contemplated Transactions are fair to, advisable, and in the best interests of First Merger Sub and its sole stockholder, (ii) approved and declared advisable this Agreement and the Contemplated Transactions, and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholder of First Merger Sub votes to adopt this Agreement and thereby approve the Contemplated Transactions.

F. The sole member of the Second Merger Sub has (i) determined that the Contemplated Transactions are fair to, advisable, and in the best interests of Second Merger Sub and its sole member, (ii) approved and declared advisable this Agreement and the Contemplated Transactions, and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the sole member of Second Merger Sub votes to adopt this Agreement and thereby approve the Contemplated Transactions.

G. The Company Board has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of the Company and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions, and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of the Company vote to adopt this Agreement and thereby approve the Contemplated Transactions.

H. Concurrently with the execution and delivery of this Agreement and as a condition and inducement to the Company’s willingness to enter into this Agreement, each of the officers and directors set forth on Section A of the Parent Disclosure Letter (solely in their capacity as shareholders of Parent) are executing support agreements in favor of the Company in substantially the form attached hereto as Exhibit A-1 (the “Parent Shareholder Support Agreement”), pursuant to which such Persons have, subject to the terms and conditions set forth therein, agreed to vote all of their Parent Shares in favor of the approval of this Agreement and thereby approve the Contemplated Transactions (including any minority approvals required by MI 61-101), and an amendment to the Parent’s Organizational Documents to effect the Contemplated Transactions, and approval of the Nasdaq Reverse Split, at the Parent Shareholder Meeting or otherwise pursuant to the terms set forth therein.

I. Concurrently with the execution and delivery of this Agreement and as a condition and inducement to Parent’s willingness to enter into this Agreement, each of the officers, directors and stockholders of the Company listed on Section A of the Company Disclosure Letter (solely in their capacity as stockholders of the Company), collectively representing the Required Company Stockholder Vote, are executing support agreements in favor of Parent in substantially the form attached hereto as Exhibit A-2 (the “Company Stockholder Support Agreement”), pursuant to which such Persons have, subject to the terms and conditions set forth therein, agreed to vote all of their shares of Company Capital Stock in favor of the adoption of this Agreement and thereby approve the Contemplated Transactions.

J. Concurrently with the execution and delivery of this Agreement and as a condition and inducement to Parent’s and the Company’s willingness to enter into this Agreement, the stockholders, officers and directors of the Company listed on Section B of the Company Disclosure Letter are executing lock-up agreements in substantially the form attached hereto as Exhibit B (the “Lock-Up Agreement,” and collectively, the “Lock-Up Agreements”).

K. It is expected that, within two (2) Business Days following the date the Registration Statement is declared effective under the Securities Act, the holders of shares of Company Capital Stock sufficient to adopt and approve this Agreement and the Merger as required under the DGCL and the Company’s certificate of incorporation and bylaws will execute and deliver an action by written consent adopting this Agreement, in form and substance reasonably acceptable to Parent, in order to obtain the Required Company Stockholder Vote.

L. Concurrently with the execution and delivery of this Agreement, certain investors have executed a Securities Purchase Agreement in the form attached hereto as Exhibit C among the Company and the Persons named therein (including as may be amended, restated and/or superseded from time to time, collectively, the “Subscription Agreement”), pursuant to which such Persons have agreed to purchase (including by contribution of Company Notes), in the amounts set forth therein, shares of Company Common Stock and pre-funded warrants to purchase Company Common Stock immediately prior to the First Effective Time (together with any sale (or series of related sales or tranches) by the Company of its Common Stock or pre-funded warrants to purchase Company Common Stock, as applicable, that is completed following the date hereof, the “Company Pre-Closing Financing”).

AGREEMENT

The Parties, intending to be legally bound, agree as follows:

Section 1. Definitions and Interpretative Provisions.

1.1 Definitions.

(a) For purposes of this Agreement (including this Section 1):

“Acceptable Confidentiality Agreement” means a confidentiality agreement containing terms not materially less restrictive in the aggregate to the counterparty thereto than the terms of the Confidentiality

Agreement, except such confidentiality agreement need not contain any standstill, non-solicitation or no hire provisions. Notwithstanding the foregoing, a Person who has previously entered into a confidentiality agreement with Parent relating to a potential Acquisition Proposal on terms that are not materially less restrictive than the Confidentiality Agreement with respect to the scope of coverage and restrictions on disclosure and use shall not be required to enter into a new or revised confidentiality agreement, and such existing confidentiality agreement shall be deemed to be an Acceptable Confidentiality Agreement.

“Accrued Pre-Closing Tax Amount” means any accrued and unpaid Taxes of Parent and its Subsidiaries for Tax periods (or portions thereof) ending on or before the Closing Date either (a) for which the applicable Tax Returns have not been filed as of the Closing Date or (b) that have been shown as due but not paid on Tax Returns that have been filed as of the Closing Date, in each case, (1) determined on a jurisdiction-by-jurisdiction basis, which amount may not be less than zero with respect to any Tax in any jurisdiction or period, (2) computed without taking into account any approved Tax refunds where payment is pending from the applicable Governmental Authority and any instalments or overpayments on account of Taxes (or credits in lieu thereof), (3) computed without taking into account estimated payments, Tax attribute carryovers and carryforwards solely to the extent that such payments, carryovers, or carryforwards are available to reduce Taxes (or credits in lieu thereof) or taxable income, as applicable, for such period at a “more likely than not” or higher level of comfort, (4) determined in accordance with the past accounting methods and practices of Parent and its Subsidiaries, except to the extent that any such method or practice is not supportable at a “more likely than not” or higher level of comfort, (5) determined by excluding any Tax credits transferred pursuant to Section 6418 of the Code (or any corresponding, similar or analogous provision of state, local or non-U.S. Law), (6) determined by allocating the deduction for any and all costs or expenses of the Parent and/or any of its Subsidiaries incurred in connection with the Contemplated Transactions to the Tax periods (or portions thereof) ending on or prior to the Closing Date to the extent such costs or expenses are deductible during such periods at a “more likely than not” or higher level of comfort, and (7) with respect to any Tax period that includes but does not end on the Closing Date, the amount of Taxes allocated to the portion of such period ending on or before the Closing Date shall be: (i) in the case of Taxes that are based upon or related to income, sales, proceeds, profits, receipts, wages, compensation, or similar items and all other Taxes that are not imposed on a periodic basis, be deemed equal to the amount of such Taxes which would be payable if the taxable period of Parent and its Subsidiaries ended as of the close of business on the Closing Date based on an interim closing of the books (except that exemptions, allowances, and deductions that are otherwise calculated on an annual basis (including depreciation and amortization deductions, other than with respect to property placed in service after the Closing) shall be apportioned on a daily basis); and (ii) in the case of Taxes not described in clause (i), be deemed equal to the amount of such Taxes for the entire period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period), multiplied by a fraction the numerator of which is the number of calendar days in the portion of the period ending on the Closing Date and the denominator of which is the number of calendar days in the entire period.

“Acquisition Inquiry” means, with respect to a Party, an inquiry, indication of interest or request for non-public information (other than an inquiry, indication of interest or request for information made or submitted by the Company, on the one hand, or Parent, on the other hand, to the other Party) that could reasonably be expected to lead to an Acquisition Proposal.

“Acquisition Proposal” means, with respect to a Party, any offer or proposal, whether written or oral (other than an offer or proposal made or submitted by or on behalf of the Company or any of its Affiliates, on the one hand, or by or on behalf of Parent or any of its Affiliates, on the other hand, to the other Party) contemplating or otherwise relating to any Acquisition Transaction with such Party.

“Acquisition Transaction” means any transaction or series of related transactions (other than any Parent Legacy Transaction, the issuance of any Company Notes or the Company Pre-Closing Financing) involving:

(a) any arrangement, merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of a Party or any of its Subsidiaries or (ii) in which a Party or any of its Subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of such Party or any of its Subsidiaries, or issues securities convertible into more than 20% of the outstanding securities of any class of voting securities of such Party or any of its Subsidiaries; or

(b) any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated book value or the fair market value of the assets of a Party and its Subsidiaries, taken as a whole.

“Affiliate” shall have the meaning given to such term in Rule 145 under the Securities Act.

“Affordable Care Act” means the Patient Protection and Affordable Care Act.

“Anticipated Closing Date” means the anticipated Closing Date, as agreed upon by Parent and the Company.

“Business Day” means any day other than (a) Saturday or Sunday; or (b) a day on which banks in the State of New York or Vancouver, British Columbia are authorized or obligated to be closed.

“Canadian Securities Laws” means all applicable Canadian corporation and securities laws and the respective rules, regulations, instruments, blanket orders and blanket rulings under such laws together with applicable published policies, policy statements, and notices of the Canadian Securities Regulators.

“Canadian Securities Regulators” means the applicable Canadian securities commissions or Canadian securities regulatory authorities.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as set forth in Section 4980B of the Code and Section 6 of Title I of ERISA.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Associate” means any current employee, independent contractor, officer or director of the Company.

“Company Board” means the board of directors of the Company.

“Company Capital Stock” means the Company Common Stock and the Company Preferred Stock.

“Company Capitalization Representations” means the representations and warranties of the Company set forth in Sections 3.6(a) and 3.6(d).

“Company Common Stock” means the common stock, $0.0001 par value per share, of the Company.

“Company Contract” means any Contract: (a) to which the Company is a Party, (b) by which the Company is or may become bound or under which the Company has, or may become subject to, any obligation or (c) under which the Company has or may acquire any right or interest.

“Company Employee Plan” means any Employee Plan that the Company (a) sponsors, maintains, administers, or contributes to, (b) may reasonably be expected to have any Liability, or (c) utilizes to provide benefits to or otherwise cover any current or former employee, officer, director or other service provider of the Company (or their spouses, dependents, or beneficiaries), but excluding any Employee Plan in which the Company participates that is sponsored by any professional employer organization.

“Company Fundamental Representations” means the representations and warranties of the Company set forth in Sections 3.1(a), 3.2, 3.3, 3.4, 3.5(a)(i), and 3.20.

“Company IP Rights” means all Intellectual Property rights that are owned or purported to be owned by, assigned to, exclusively licensed to, or controlled by the Company that are necessary for, or used or held for use in, the operation of the business of the Company as presently conducted.

“Company IP Rights Agreement” means any Contract governing, related to or pertaining to any Company IP Rights other than any confidential information provided under confidentiality agreements.

“Company Key Employee” means any executive officer of the Company.

“Company Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of a Company Material Adverse Effect, has or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of the Company, taken as a whole; provided, however, that Effects arising or resulting from the following shall not be taken into account in determining whether there has been a Company Material Adverse Effect: (a) the announcement of this Agreement or the pendency of the Contemplated Transactions (provided, that this clause (a) will be disregarded for purposes of any representation or warranty the purpose of which is to expressly address the consequences of the execution and delivery of this Agreement, the consummation of the Contemplated Transactions, or the performance of the obligations hereunder or thereunder), (b) the taking of any action, or the failure to take any action, by the Company that is required to undertake, or refrain from undertaking (as applicable), to comply with the terms of this Agreement, (c) any natural disaster, calamity or epidemics, pandemics or other force majeure events, or any act or threat of terrorism or war, any armed hostilities or terrorist activities (including any escalation or general worsening of any of the foregoing) anywhere in the world or any governmental or other response or reaction to any of the foregoing, (d) any change in generally accepted accounting principles in the United States (“GAAP”) or applicable Law or the interpretation thereof, (e) general economic or political conditions or conditions generally affecting the industries in which the Company operates, or (f) any change in the cash position of the Company which results from operations in the Ordinary Course of Business; except in each case with respect to clauses (c), (d) and (e), to the extent disproportionately affecting the Company relative to other similarly situated companies in the industries in which the Company operates.

“Company Merger Shares” means the product determined by multiplying (a) the Post-Closing Parent Shares by (b) the Company Allocation Percentage, in which:

•	“Aggregate Valuation” means the sum of (i) the Company Valuation, plus (ii) the Parent Valuation.

•	“Company Allocation Percentage” means the percentage (rounded to four decimal places) determined by subtracting (i) the Parent Allocation Percentage from (ii) 100 percent.

•	“Company Equity Value” means $125,000,000 or such higher value ascribed to the Company in the Company Pre-Closing Financing.

•

“Company Outstanding Shares” means, without duplication, the total number of shares of Company Capital Stock outstanding immediately prior to the First Effective Time (including any shares of Company Common Stock or Company Preferred Stock that are issued in, or issuable upon the exercise or conversion of securities issued in, the Company Pre-Closing Financing), expressed on a fully diluted and as-converted-to-Company Common Stock basis assuming, without limitation or duplication, the exercise of all Company Options, Company RSUs, Company Warrants or other rights or commitments to receive shares of Company Common Stock or Company Preferred Stock (or securities convertible or exercisable into shares of Company Common Stock or Company Preferred Stock, including the Company Notes), whether conditional or unconditional or vested or unvested, that are outstanding as of immediately prior to the First Effective Time; provided that “Company Outstanding Shares” shall exclude (i) any Company Options, Company RSUs, Company Warrants and any other equity awards issued under the Company Stock Plan (including any shares of Company Common Stock issuable upon the exercise of such Company Options, Company Warrants or other equity awards) issued to directors, employees, consultants or other service providers following the date hereof but prior to the Closing (collectively, the “Service Provider Grants”) and (ii) any shares of Company Common Stock underlying Company Notes that are to be contributed as consideration in the Company Pre-Closing Financing pursuant to the Subscription Agreement (to avoid double counting).

•

“Company Valuation” means (i) the Company Equity Value, plus (ii) the amount of proceeds actually received by the Company from the Company Pre-Closing Financing (including the proceeds actually received from any Company Notes (and any interest, premiums and fees thereon), contributed as consideration in the Company Pre-Closing Financing).

•	“Exchange Ratio” means the ratio (rounded to four decimal places) equal to the quotient obtained by dividing (i) the Company Merger Shares by (ii) the Company Outstanding Shares.

•	“Parent Allocation Percentage” means the quotient (expressed as a percentage and rounded to four decimal places) determined by dividing (i) the Parent Valuation by (ii) the Aggregate Valuation.

•

“Parent Outstanding Shares” means, without duplication, (including, without limitation, the effects of the Nasdaq Reverse Split, if completed, prior to the First Effective Time) the total number of Parent Shares outstanding immediately prior to the First Effective Time expressed on a fully-diluted basis and as converted to Parent Common Shares basis and assuming, without limitation or duplication, (i) the issuance of Parent Common Shares in respect of all In the Money Parent Options, warrants or other rights or commitments to receive Parent Common Shares (or securities convertible or exercisable into Parent Common Shares, but excluding any Parent Shares issued as Merger Consideration), whether conditional or unconditional, that are outstanding as of immediately prior to the First Effective Time, and (ii) the settlement in Parent Common Shares outstanding as of immediately prior to the First Effective Time on a net settlement basis as provided in Section 6.7. Notwithstanding any of the foregoing, no Out of the Money Parent Options shall be included in the total number of Parent Common Shares outstanding for purposes of determining the Parent Outstanding Shares.

•

“Parent Valuation” means (i) $6,600,000, minus (ii) the amount by which Parent Net Cash is less than negative $3,400,000, plus (iii) the amount by which Parent Net Cash exceeds negative $3,400,000; provided, that the Parent Valuation shall not exceed $10,000,000.

•	“Post-Closing Parent Shares” mean the quotient determined by dividing (i) the Parent Outstanding Shares by (ii) the Parent Allocation Percentage.

“Company Notes” means any convertible promissory notes that may be issued from time to time prior to the Closing.

“Company Options” means options or other rights to purchase shares of Company Capital Stock issued by the Company.

“Company Preferred Stock” means the shares of the Company’s capital stock designated as preferred stock, including the Company Series Seed Preferred Stock and Company Series A Preferred Stock.

“Company Registered IP” means all Company IP Rights that are owned or exclusively licensed by the Company that are registered, filed or issued under the authority of, with or by any Governmental Authority, including all patents, registered copyrights and registered trademarks and all applications and registrations for any of the foregoing.

“Company RSU” means each restricted stock unit award for shares of Company Capital Stock issued by the Company.

“Company Series A Preferred Stock” means a series of the Company’s preferred stock designated as Series A Preferred Stock, $0.0001 par value per share.

“Company Series Seed Preferred Stock” means a series of the Company’s preferred stock designated as Series Seed Preferred Stock, $0.0001 par value per share.

“Company Stock Plan” means the Company’s 2025 Equity Incentive Plan.

“Company Triggering Event” shall be deemed to have occurred if, at any time prior to the adoption of this Agreement and the approval of the Contemplated Transactions by the Required Company Stockholder Vote: (a) the Company Board shall have made a Company Board Adverse Recommendation Change; (b) the Company Board or any committee thereof shall have publicly approved, endorsed or recommended any Acquisition Proposal; or (c) the Company shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal.

“Company Warrants” means warrants (including any pre-funded warrants) to purchase shares of Company Capital Stock issued by the Company.

“Competition Act” means the Competition Act (Canada).

“Confidentiality Agreement” means the mutual non-disclosure agreement dated as of April 17, 2026, between Fairmount Funds Management LLC and Parent.

“Consent” means any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

“Contemplated Transactions” means the Merger and the other transactions contemplated by this Agreement (other than any Parent Legacy Transaction), including the CVR Agreement, the Company Pre-Closing Financing and the Nasdaq Reverse Split (to the extent applicable and deemed necessary or advisable by Parent and the Company).

“Contract” means, with respect to any Person, any written agreement, contract, subcontract, lease (whether for real or personal property), mortgage, license, or other legally binding commitment or undertaking of any nature to which such Person is a party or by which such Person or any of its assets are bound or affected under applicable Law.

“Delisting Event” means (i) the filing of a Form 25 with respect to the Parent Common Shares by Parent or Nasdaq with the SEC, (ii) any other cessation of listing of the Parent Common Shares on Nasdaq, whether or not a Form 25 has been filed yet, or (iii) thirty (30) days after formal notification by Nasdaq of its determination to delist the Parent Common Shares from Nasdaq unless, during such thirty (30) day period, Parent has received notice from Nasdaq that Nasdaq has withdrawn its formal notification or otherwise determined not to delist the Parent Common Shares from Nasdaq.

“DGCL” means the General Corporation Law of the State of Delaware, as amended.

“DLLCA” means the Delaware Limited Liability Company Act.

“Effect” means any effect, change, event, circumstance, or development.

“Employee Plan” means (a) an “employee benefit plan” within the meaning of Section 3(3) of ERISA whether or not subject to ERISA; (b) other plan, program, policy or arrangement providing for stock options, restricted stock awards, stock purchases, equity-based compensation, bonuses (including any annual bonuses and retention bonuses) or other incentives, severance pay, deferred compensation, employment, compensation, change in control or transaction bonuses, supplemental, vacation, retirement benefits (including post-retirement health and welfare benefits), pension benefits, profit-sharing benefits, fringe benefits, life insurance benefits, perquisites, health benefits, medical benefits, dental benefits, vision benefits, and all other employee benefit plans, agreements, and arrangements, not described in (a) above; and (c) all other plans, programs, policies or arrangements providing compensation to employees, consultants and non-employee directors.

“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, lease, exclusive license, option, easement, reservation, servitude, adverse title, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction or encumbrance of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Enforceability Exceptions” means the (a) Laws of general application relating to bankruptcy, insolvency and the relief of debtors and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

“Entity” means any corporation (including any nonprofit corporation), partnership (including any general partnership, limited partnership or limited liability partnership), joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity, and each of its successors.

“Environmental Law” means any federal, state, local or foreign Law relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

“ERISA Affiliate” means, with respect to any Entity, any other Person that would be treated as a single employer with such Entity or part of the same “controlled group” as such Entity under Sections 414(b), (c), (m) or (o) of the Code.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“First Merger Sub Board” means the board of directors of First Merger Sub.

“Governmental Authority” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature, (b) federal, state, provincial, local, municipal, foreign, supra-national or other government, (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, bureau, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal, and for the avoidance of doubt, any taxing authority) or (d) self-regulatory organization (including Nasdaq).

“Governmental Authorization” means any: (a) permit, license, certificate, franchise, permission, variance, exception, order, approval, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Law or (b) right under any Contract with any Governmental Authority.

“Hazardous Materials” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Law, including without limitation, crude oil or any fraction thereof, and petroleum products or by-products.

“HSR Act” means the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“ICA” means the Investment Canada Act.

“In the Money Parent Option” shall mean Parent Options with an exercise price equal to or less than the Parent Closing Price.

“Intellectual Property” means: (a) United States, foreign and international patents, patent applications, including all provisionals, nonprovisionals, substitutions, divisionals, continuations, continuations-in-part, reissues, extensions, supplementary protection certificates, reexaminations, term extensions, certificates of invention and the equivalents of any of the foregoing, statutory invention registrations, invention disclosures and inventions (collectively, “Patents”), (b) trademarks, service marks, trade names, domain names, corporate names, brand names, URLs, trade dress, logos and other source identifiers, including registrations and applications for registration thereof and goodwill associated therewith, (c) copyrights, including registrations and applications for registration thereof, (d) software, including all source code, object code and related documentation, (e) formulae, customer lists, trade secrets, know-how, confidential information and other proprietary rights and intellectual property, whether patentable or not, and (f) all United States and foreign rights arising under or associated with any of the foregoing.

“IRS” means the United States Internal Revenue Service.

“ITA” means the Income Tax Act (Canada), and the regulations promulgated thereunder.

“Knowledge” means, (a) with respect to an individual, that such individual is actually aware of the relevant fact or that such individual would reasonably be expected to know such fact in the ordinary course of the performance of such individual’s employment responsibilities, and (b) with respect to any Person that is an Entity the Knowledge of any executive officer of such Person as of the date such knowledge is imputed. With respect to any matters relating to Intellectual Property, such awareness or reasonable expectation to have knowledge does not require any such individual to conduct or have conducted or obtain or have obtained any freedom to operate opinions of counsel or any Intellectual Property rights clearance searches.

“Law” means any federal, state, provincial, national, supra-national, foreign, local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority (including under the authority of Nasdaq or the Financial Industry Regulatory Authority).

“Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before any court or other Governmental Authority or any arbitrator or arbitration panel.

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

“Minimum Concurrent Investment Amount” means $150,000,000.

“Multiemployer Plan” means a “multiemployer plan,” as defined in Section 3(37) or 4001(a)(3) of ERISA.

“Multiple Employer Plan” means a “multiple employer plan” within the meaning of Section 413(c) of the Code or Section 3(40) of ERISA.

“Multiple Employer Welfare Arrangement” means a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

“Nasdaq Reverse Split” means a reverse stock split of all outstanding Parent Common Shares effected by Parent for the purpose of maintaining compliance with Nasdaq listing standards.

“Nasdaq” means The Nasdaq Capital Market.

“Order” means any judgment, order, writ, injunction, ruling, decision or decree of (that is binding on a Party), or any plea agreement, corporate integrity agreement, resolution agreement or deferred prosecution agreement with, or any settlement under the jurisdiction of, any court or Governmental Authority.

“Ordinary Course of Business” means, in the case of each of the Company and Parent, such actions taken in the ordinary course of its business and consistent with its past practice or, with respect to the Company, the customary practices of a recently formed company at a similar stage of development.

“Organizational Documents” means, with respect to any Person (other than an individual), (a) the certificate or articles of association or incorporation or organization or limited partnership or limited liability company, and any joint venture, limited liability company, operating or partnership agreement and other similar documents adopted or filed in connection with the creation, formation or organization of such Person and (b) all articles, notice of articles, bylaws, regulations and similar documents or agreements relating to the organization or governance of such Person, in each case, as amended or supplemented.

“Out of the Money Parent Options” shall mean Parent Options with an exercise price greater than the Parent Closing Price.

“Parent Associate” means any current employee, independent contractor, officer or director of Parent or any of its Subsidiaries.

“Parent Balance Sheet” means the audited consolidated balance sheets of Parent as of June 30, 2025, included in Parent’s Report on Form 10-K for the year ended June 30, 2025, as filed with the SEC and with the Canadian Securities Regulators on SEDAR+.

“Parent Board” means the board of directors of Parent.

“Parent Capitalization Representations” means the representations and warranties of Parent and Merger Subs set forth in Sections 4.6(a) and 4.6(d).

“Parent Closing Price” means the volume weighted average closing trading price of a Parent Common Share on Nasdaq for the five (5) consecutive trading days ending three (3) trading days immediately prior to the Calculation Date as reported by Bloomberg L.P.

“Parent Common Shares” means the common shares in the capital of Parent, no par value per share.

“Parent Contract” means any Contract: (a) to which Parent is a party, (b) by which Parent or any Parent IP Rights or any other asset of Parent is or may become bound or under which Parent has, or may become subject to, any obligation or (c) under which Parent has or may acquire any right or interest.

“Parent Convertible Preferred Shares” means the series of Parent’s non-voting convertible preferred shares, no par value per share, with the rights, preferences, powers and privileges specified in Exhibit E.

“Parent Employee Plan” means any Employee Plan that Parent or any of its Subsidiaries (a) sponsors, maintains, administers, or contributes to, (b) may reasonably be expected to have any Liability, or (c) utilizes to provide benefits to or otherwise cover any current or former employee, officer, director or other service provider of Parent or any of its Subsidiaries (or their spouses, dependents, or beneficiaries), but excluding any Employee Plan in which the Parent or any of its Subsidiaries participates that is sponsored by any professional employer organization.

“Parent Fundamental Representations” means the representations and warranties of Parent and Merger Subs set forth in Sections 4.1(a), 4.2, 4.3, 4.4, 4.5(a)(i), and 4.21.

“Parent IP Rights Agreement” means any Contract governing, related or pertaining to any Parent IP Rights.

“Parent IP Rights” means all Intellectual Property owned, licensed or controlled by Parent that is necessary for, or used or held for use in, the operation of the business of Parent.

“Parent Key Employee” means (i) an executive officer of Parent; and (ii) any employee of Parent that reports directly to the Parent Board or to an executive officer of Parent.

“Parent Legacy Business” means the business of Parent as conducted at any time prior to the date of this Agreement, including but not limited to business related to the assets listed on Section 1.1(a) of the Parent Disclosure Letter.

“Parent Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of the Parent Material Adverse Effect, has or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of Parent and its Subsidiaries, taken as a whole; provided, however, that effects arising or resulting from the following shall not be taken into account in determining whether there has been a Parent Material Adverse Effect: (a) the announcement of this Agreement or the pendency of the Contemplated Transactions (provided, that this clause (a) will be disregarded for purposes of any representation or warranty the purpose of which is to expressly address the consequences of the execution and delivery of this Agreement, the consummation of the Contemplated Transaction or the performance of the obligations hereunder or thereunder), (b) any change in the stock price or trading volume of Parent Common Shares (it being understood, however, that any Effect causing or contributing to any change in stock price or trading volume of Parent Common Shares may be taken into account in determining whether a Parent Material Adverse Effect has occurred, unless such Effects are otherwise excepted from this definition), (c) the taking of any action, or the failure to take any action, by Parent that it is required to undertake, or refrain from undertaking (as applicable), to comply with the terms of this Agreement, (d) any natural disaster, calamity or epidemics, pandemics or other force majeure events, or any act or threat of terrorism or war, any armed hostilities or terrorist activities (including any escalation or general worsening of any of the foregoing) anywhere in the world, or any governmental or other response or reaction to any of the foregoing, (e) any change in GAAP or applicable Law or the interpretation thereof, or (f) general economic or political conditions or conditions generally affecting the industries in which Parent or any of its Subsidiaries operates; except, in each case with respect to clauses (d), (e) and (f), to the extent materially and disproportionately affecting Parent or any of its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which Parent or any of its Subsidiaries operates. Notwithstanding the above, a Delisting Event shall constitute a Parent Material Adverse Effect, provided that the Company has not refused or unreasonably delayed its consent to reasonable actions by Parent to maintain the listing of Parent Common Shares on Nasdaq.

“Parent Net Cash” means without duplication, (a) Parent’s unrestricted cash and cash equivalents and marketable securities determined, to the extent in accordance with GAAP, in a manner consistent with the manner in which such items were historically determined and in accordance with the financial statements

(including any related notes) contained or incorporated by reference in the Parent SEC Documents and the Parent Balance Sheet, including any proceeds actually received from any Parent Legacy Transaction prior to the Calculation Date, plus (b) the prepaid expenses set forth on Section 1.1(b) of the Parent Disclosure Letter to the extent reasonably expected to provide benefit to the Parent following the First Effective Time, minus (c) the sum of unpaid consolidated short-term and long-term contractual obligations and liabilities accrued by Parent as of the Closing Date, in each case determined in accordance with GAAP and, to the extent in accordance with GAAP, in a manner consistent with the manner in which such items were historically determined and in accordance with the financial statements (including any related notes) contained or incorporated by reference in the Parent SEC Documents and the Parent Balance Sheet, minus (d) the aggregate amount (without duplication) of all fees and expenses incurred by Parent prior to the First Effective Time in connection with the negotiation, execution and delivery of this Agreement and the Contemplated Transactions or any Parent Legacy Transaction, including: (i) any fees and expenses of legal counsel, accountants, financial advisors, investment bankers, brokers, consultants, tax advisors, and other professional advisors of Parent in connection with the Contemplated Transactions or any Parent Legacy Transaction; (ii) 50% of the fees paid to the SEC in connection with filing the Registration Statement and any amendments and supplements thereto, with the SEC; (iii) 50% of the fees and expenses incurred in connection with the printing, mailing and distribution of the Proxy Statement and any amendments and supplements thereto; (iv) 50% of any Antitrust Fees (if any), (v) 50% of any Nasdaq Fees; (vi) any CVR Fees, (vii) any bonus, retention payments, severance, change-in-control payments or similar payment obligations (including payments with “single-trigger” provisions triggered at and as of the consummation of the transactions contemplated hereby) that are due or payable to any director, officer, employee or consultant as a result of the consummation of the Contemplated Transactions or any Parent Legacy Transaction, together with any payroll Taxes associated therewith (but excluding any Taxes included in the Accrued Pre-Closing Tax Amount); (viii) the costs associated with obtaining the “D&O tail policy” pursuant to Section 6.7, and (ix) all costs and expenses associated with any dividend of any excess Parent Net Cash, in each case, to the extent unpaid as of the First Effective Time, minus (e) all remaining rent payments and fees and expenses associated with terminating the Parent Real Estate Leases, minus (f) the Accrued Pre-Closing Tax Amount, minus (g) all costs and expenses relating to the winding down of Parent Legacy Business, including the sale, license or other disposition (including by way of dividend or other distribution) of any or all of the Parent Legacy Business (including, for clarity, any change-in-control payments, Contract termination or breakage costs or similar payment obligations that are due or payable to any Person to effect the winding down of Parent Legacy Business) to the extent unpaid as of the Closing, including any costs incurred by the Company (including the Surviving Entity) following the Closing, plus (h) $2,000,000, plus (i) $250,000 for each month, or portion thereof, after October 31, 2026 by which Closing is delayed (except where such delay is caused by Parent’s material breach of any of its covenants or obligations contained in this Agreement), which amount shall (x) begin accruing on November 1, 2026, and (y) not exceed $750,000 or, in the event the End Date is extended in accordance with Section 10.1(b), $1,000,000; provided, however, that: if any portion of the fees and expenses described in subclauses (ii), (iii), (iv), (v) and (vii) of clause (d) have been paid by Parent prior to the First Effective Time in an amount greater than Parent’s share of such fees and expenses described in subclauses (ii), (iii), (iv), (v) and (vii), then (x) such portion in excess of Parent’s share of such fees and expenses described in such subclauses shall not be deducted by reason of subclauses (ii), (iii), (iv), (v) and (vii) of clause (d), and (y) such portion in excess of Parent’s share of such fees and expenses shall be added to the calculation of Parent Net Cash. For avoidance of doubt, the calculation of Parent Net Cash may result in a number below $0.

“Parent Options” means options or other rights to purchase Parent Common Shares, including those granted by Parent pursuant to the Parent Stock Option Plan.

“Parent Public Disclosure Record” means the Parent SEC Documents filed with the SEC prior to the date hereof and publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval system and the Parent SEDAR+ Documents filed with the Canadian Securities Regulators prior to the date hereof and publicly available on SEDAR+.

“Parent Preferred Shares” means the Parent Shares designated as preferred shares, no par value per share, including the Parent Convertible Preferred Shares.

“Parent Registered IP” means all Parent IP Rights that are owned or exclusively licensed by Parent that are registered, filed or issued under the authority of, with or by any Governmental Authority, including all patents, registered copyrights and registered trademarks and all applications for any of the foregoing.

“Parent SEDAR+ Documents” means all forms, statements, certifications, reports and documents required to be filed or furnished by it with the Canadian Securities Regulators pursuant to Canadian Securities Laws.

“Parent Shareholders” means holders of the Parent Common Shares.

“Parent Shares” means the Parent Common Shares and the Parent Preferred Shares.

“Parent Triggering Event” shall be deemed to have occurred if, prior to the approval of this Agreement and the Contemplated Transactions by Parent Shareholders and subject to Section 6.3(c): (a) Parent shall have failed to include in the Proxy Statement the Parent Board Recommendation, (b) the Parent Board or any committee thereof shall have made a Parent Board Adverse Recommendation Change or subject to Section 6.3(e), publicly proposed, endorsed or recommended any Acquisition Proposal or (c) Parent shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement permitted pursuant to Section 5.4).

“Party” or “Parties” means the Company, Merger Sub and Parent.

“Permitted Alternative Agreement” means a definitive agreement that contemplates or otherwise relates to an Acquisition Transaction that constitutes a Superior Offer.

“Permitted Encumbrance” means (a) any statutory liens for current Taxes not yet due and payable or not yet delinquent or for Taxes that are being contested in good faith by the appropriate proceedings and for which adequate reserves will be or have been made on the Company Financial Statements or the Parent Balance Sheet, as applicable, in accordance with GAAP, (b) minor non-monetary liens that have arisen in the Ordinary Course of Business and that neither (in any case or in the aggregate): (i) result from a breach of Contract or violation of Law in any material respect nor (ii) materially detract from the value of the assets subject thereto or materially impair the operations of the Company or Parent, as applicable, (c) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements, (d) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Law, (e) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies for amounts that are not yet due and payable and (f) liens arising under applicable securities Law.

“Person” means any individual, Entity or Governmental Authority.

“Personal Information” means any data or information that constitutes “personal information,” “personal data,” “personally identifiable information,” “protected health information,” or any analogous term under applicable Law, including any such information that identifies, relates to, describes, is linked to, is reasonably capable of being associated with, or could reasonably be linked, directly or indirectly, with any identified or identifiable individual or household.

“Privacy Laws” mean, collectively, (a) all Laws governing privacy, data protection, data security, trans-border data flow, data loss, data theft, breach notification, data localization, sending solicited or unsolicited electronic mail or text messages, cookies or other tracking technology, or the collection, handling, use, maintenance, storage, disclosure, transfer, or other processing of Personal Information, including any such legally binding requirements set forth in regulations and agreements containing consent orders published by regulatory authorities of competent jurisdiction such as the Personal Information Protection Act (British Columbia), the U.S. Federal Trade Commission, U.S. Federal Communications Commission, or state data protection authorities, including HIPAA, Section 5 of the Federal Trade Commission Act, the Controlling the Assault of Non-Solicited Pornography And Marketing Act, the Telephone Consumer Protection Act and U.S. state consumer protection and data breach notification Laws, and (b) any legally binding requirements of any self-regulatory organizations governing data privacy, data protection, data security, trans-border data flow, data loss, data theft, breach notification, data localization, sending solicited or unsolicited electronic mail or text messages, cookies or other tracking technology, or the collection, handling, use, maintenance, storage, disclosure, transfer, or other processing of Personal Information, including the Payment Card Industry Data Security Standard.

“Representatives” means with respect to a Person, such Person’s directors, officers, employees, agents, attorneys, accountants, investment bankers, advisors and other representatives.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“SEDAR+” means the System for Electronic Document Analysis and Retrieval + available at www.sedarplus.ca and maintained on behalf of the Canadian Securities Administrators.

“Subsequent Transaction” means any Acquisition Transaction (with all references to 20% in the definition of Acquisition Transaction being treated as references to 50% for these purposes).

“Subsidiary” means, with respect to an Entity, a Person if such Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such entity’s board of directors or other governing body or (b) at least 50% of the outstanding equity, voting, beneficial or financial interests in such Entity.

“Superior Offer” means an unsolicited bona fide written Acquisition Proposal (with all references to 20% in the definition of Acquisition Transaction being treated as references to 50% for these purposes) that: (a) was not obtained or made as a direct or indirect result of a breach of this Agreement, (b) is on terms and conditions that the Parent Board or the Company Board, as applicable, determines in good faith, based on such matters that it deems relevant (including the likelihood of consummation thereof and the financing terms thereof), as well as any written offer by the other Party to this Agreement to amend the terms of this Agreement, and following consultation with its outside legal counsel and financial advisors, if any, are more favorable, from a financial point of view, to the Parent Shareholders or the Company’s stockholders, as applicable, than the terms of the Contemplated Transactions, (c) is not subject to any financing conditions (and if financing is required, such financing is then fully committed to the third party) and (d) is reasonably capable of being completed on the terms proposed.

“Tax Return” means any return (including any information return), report, statement, declaration, claim for refund, estimate, schedule, notice, notification, form, or election, and any amendment or supplement to any of the foregoing, filed or required to be filed with any Governmental Authority in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Law relating to any Tax.

“Tax” means (a) any U.S. federal, state, local, non-U.S. or other tax, including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, estimated tax, employment tax, unemployment tax, national health insurance tax, environmental tax, excise tax, ad valorem tax, transfer tax, conveyance tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax, payroll tax, social security tax, Canada pension plan premiums or contributions, employer health tax, customs duty, licenses tax, alternative or add-on minimum or other tax or similar charge, duty, levy, fee, tariff, impost, obligation or assessment in the nature of a tax (whether imposed directly or through withholding and whether or not disputed), and including any fine, penalty, addition to tax, interest or additional amount imposed by a Governmental Authority with respect thereto (or attributable to the nonpayment thereof) and (b) any liability for the payment of any amounts described in this definition as a result of transferor or successor liability, or as a result of the operation of applicable Law.

“Treasury Regulations” means the United States Treasury regulations promulgated under the Code.

(b) Each of the following terms is defined in the Section set forth opposite such term:

Terms	Section
2018 Farm Bill	4.14(j)
AAA	2.8(f)
Accounting Firm	2.8(f)
Agreement	Preamble
Allocation Certificate	6.15
Antitrust Fees	6.4(b)
Assumed Option	6.5(a)
Assumed RSU Award	6.5(b)
Assumed Warrant	6.5(c)
Balance Sheet Date	3.7(a)
Beneficial Ownership Limitation	2.5(h)
Calculation Date	2.8(a)
Cannabinoid Laws	4.14(j)
Capitalization Date	4.6(a)
Certificate of Merger	2.3
Certifications	4.7(a)
Closing	2.3
Closing Date	2.3
Closing Distribution	2.9(a)
Commercial Products	4.14(j)
Company 409A Plan	3.17(j)
Company Audited Financial Statements	6.1(e)
Company Board Adverse Recommendation Change	6.2(d)
Company Board Recommendation	6.2(c)
Company Disclosure Letter	Section 3
Company Financial Statements	3.7(a)
Company Interim Financial Statements	6.1(e)
Company Intervening Event	6.2(d)
Company Material Contract	3.13(a)
Company Material Contracts	3.13(a)
Company Permits	3.14(b)
Company Product Candidates	3.14(d)
Company Real Estate Leases	3.11
Company Regulatory Permits	3.14(d)
Company Required S-4 Information	6.1(d)
Company Stockholder Consent Review Period	6.2(b)
Company Stockholder Support Agreement	Recital
Company Stockholder Written Consents	6.2(a)

Terms	Section
Company Termination Fee	10.3(b)
Company Valuation Calculation	2.8(b)
Company Valuation Delivery Date	2.8(b)
Company Valuation Determination Time	2.8(b)
Company Valuation Dispute Notice	2.8(c)
Company Valuation Response Date	2.8(c)
Company Valuation Schedule	2.8(b)
Company	Preamble
Costs	6.7(a)
CVR	2.9(a)
CVR Agreement	2.9(a)
CVR Fees	2.9(c)
D&O Indemnified Parties	6.7(a)
DEA	4.14(j)
Dispute Notice	2.8(c)
Dissenting Shares	2.13(a)
Drug/Device Regulatory Agency	3.14(b)
Employment-Related Laws	3.17(k)
End Date	10.1(b)
Exchange Agent	2.7(a)
FDA	3.14(b)
FDCA	3.14(c)
Financing End Date	10.1(m)
First Certificate of Merger	2.3
First Effective Time	2.3
First Merger	Recital
First Step Surviving Corporation	2.1
Form S-4	6.1(a)
Intended Tax Treatment	2.11
Liability	3.9
Lock-Up Agreement	Recital
Lock-Up Agreements	Recital
Merger Consideration	2.5(a)(iii)
Merger Subs	Preamble
Merger	Recital
Nasdaq Fees	6.9
Nasdaq Listing Application	6.9
Notice Period	6.2(d)
Ordinary Course Agreement	3.16(g)
Parent 409A Plan	4.17(j)
Parent Board Adverse Recommendation Change	6.3(c)
Parent Board Recommendation	6.3(b)
Parent Charter Amendment	2.4(b)(ii)
Parent Payment Shares	2.5(a)(ii)
Parent Disclosure Letter	Section 4
Parent Documents	6.16
Parent Intervening Event	6.3(c)
Parent Legacy Transaction	5.1(c)(i)
Parent Legacy Transaction Distribution	6.20
Parent Material Contract	4.13(a)
Parent Net Cash Calculation	2.8(a)

Terms	Section
Parent Net Cash Schedule	2.8(a)
Parent Notice Period	6.3(c)
Parent Permits	4.14(b)
Parent Pre-Closing Distribution	5.1(c)(ii)
Parent Pre-Closing Amount	5.1(c)(ii)
Parent Product Candidates	4.14(d)
Parent Real Estate Leases	4.11
Parent Regulatory Permits	4.14(d)
Parent SEC Documents	4.7(a)
Parent Shareholder Matters	6.3(a)
Parent Shareholder Meeting	6.3(a)
Parent Shareholder Support Agreement	Recital
Parent Stock Option Plans	4.6(c)
PHSA	3.14(c)
Post-Closing Welfare Plan	6.6(b)
Pre-Closing Period	5.1(a)
Pre-Funded Warrants	2.5(a)(ii)
Privacy Policies	3.22
Proxy Statement	6.1(a)
Registration Statement	6.1(a)
Remaining Entitlement	2.5(a)(ii)
Required Company Stockholder Vote	3.4
Required Parent Shareholder Vote	4.4
Response Date	2.8(c)
Second Certificate of Merger	2.3
Second Effective Time	2.3
Second Merger	Recital
Securities	2.5(g)
Stockholder Notice	6.2(b)
Subscription Agreement	Recital
Surviving Entity	2.1
Tax Certificates	6.10(c)
Transaction Litigation	6.4(c)
Transferred Information	11.12
WARN Act	3.17(k)

1.2 Other Definitional and Interpretative Provisions. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Sections, Exhibits and Schedules are to Sections, Exhibits and Schedules of this Agreement unless otherwise specified. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular, the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine gender. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. The word “or” is not exclusive. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any agreement or Contract (except for references to any agreements or Contracts listed on the Parent Disclosure Letter or Company Disclosure Letter) are to that agreement or Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. The Exhibits to this Agreement, the Parent Disclosure Letter and the Company Disclosure Letter are integral parts of the interpretation of this Agreement, but only Exhibit D-1 (including Exhibit A to such Exhibit) and Exhibit D-2 are incorporated by reference and made a part hereof for purposes of Section 251 of the DGCL. References to any Person include the successors and permitted assigns of that Person. References to any statute are to that statute and to the rules and regulations promulgated thereunder, in each case as amended, modified, re-enacted thereof, substituted, from time to time. References to “$” and “dollars” are to the currency of the United States. All accounting terms used herein will be interpreted, and all accounting determinations hereunder will be made, in accordance with GAAP unless otherwise expressly specified. References from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively. All references to “days” shall be to calendar days unless otherwise indicated as a “Business Day.” Except as otherwise specifically indicated, for purposes of measuring the beginning and ending of time periods in this Agreement (including for purposes of “Business Day” and for hours in a day or Business Day), the time at which a thing, occurrence or event shall begin or end shall be deemed to occur in the Eastern time zone of the United States. The Parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement. The Parties agree that the Company Disclosure Letter and the Parent Disclosure Letter shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in Section 3 and Section 4, respectively. The disclosures in any section or subsection of the Company Disclosure Letter or the Parent Disclosure Letter shall qualify other sections and subsections in Section 3 or Section 4, respectively, to the extent it is readily apparent from a reading of the disclosure that such disclosure is applicable to such other sections and subsections. The words “delivered” or “made available” mean, with respect to any documentation, that prior to 5:00 p.m. (New York City time) on the date that is the day prior to the date of this Agreement, a copy of such material has been (a) posted to and continuously made available by a Party to the other Party and its Representatives in the electronic data room maintained by such disclosing Party for the purposes of the Contemplated Transactions or (b) delivered by or on behalf of a Party or its Representatives to the other Party or its Representatives via electronic mail or in hard copy form prior to the execution of this Agreement.

Section 2. Description of Transaction.

2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the First Effective Time, First Merger Sub shall be merged with and into the Company, and the separate existence of First Merger Sub shall cease. The Company will continue as the surviving corporation in the First Merger (the “First Step Surviving Corporation”). Upon the terms and subject to the conditions set forth in this Agreement, at the Second Effective Time, the First Step Surviving Corporation will merge with and into Second Merger Sub, and the separate existence of the First Step Surviving Corporation shall cease. As a result of the Second Merger, Second Merger Sub will continue as the surviving entity in the Second Merger (the “Surviving Entity”).

2.2 Effects of the Merger. The First Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL. As a result of the First Merger, the Company will become a wholly owned subsidiary of Parent. The Second Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL and the DLLCA.

2.3 Closing; First Effective Time; Second Effective Time. Unless this Agreement is earlier terminated pursuant to the provisions of Section 10, and subject to the satisfaction or waiver of the conditions set forth in Section 7, Section 8 and Section 9, the consummation of the Merger (the “Closing”) shall take place remotely, as promptly as practicable (but in no event later than the second Business Day following the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Section 7, Section 8 and Section 9, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each of such conditions), or at such other time, date and place as Parent and the Company may mutually agree in writing. The date on which the Closing actually takes place is referred to as the “Closing Date.” Prior to the Closing Date, Parent shall (i) create the Parent Convertible Preferred Shares and file the requisite notice of alteration with the British Columbia Registrar of Companies in respect thereof and amend the articles of Parent to include the special rights or restrictions attached to the Parent Convertible Preferred Shares (the “First Parent Charter Amendment”), (ii) in accordance with section 6.3, take all action necessary under applicable Law (including Canadian Securities Laws) to call, give notice of and hold the Parent Shareholder Meeting to seek approval of the Parent Shareholder Matters, and (iii) take all steps necessary to promptly obtain an authorization from the British Columbia Registrar of Companies to continue Parent out of the Province of British Columbia to Nevada (which, for the avoidance of doubt, shall be the jurisdiction that is specified in the Continuation Resolution) (the “Continuation Authorization”). At the Closing, (i) the Parties shall cause the First Merger to be consummated by executing and filing with the Secretary of State of the State of Delaware a certificate of merger with respect to the Merger, satisfying the applicable requirements of the DGCL and in form and substance attached hereto as Exhibit D-1 and incorporated herein by reference (the “First Certificate of Merger”) and (ii) the Parties shall cause the Second Merger to be consummated by executing and filing with the Secretary of State of the State of Delaware a certificate of merger with respect to the Second Merger, satisfying the applicable requirements of the DGCL and the DLLCA and in form and substance attached hereto as Exhibit D-2 and incorporated herein by reference (the “Second Certificate of Merger” and together with the First Certificate of Merger, the “Certificate of Merger”). The First Merger shall become effective at the time of the filing of such Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as may be specified in such Certificate of Merger with the consent of Parent and the Company (the time as of which the Merger becomes effective being referred to as the “First Effective Time”). The Second Merger shall become effective at the time of the filing of such Second Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as may be specified in such Second Certificate of Merger with the consent of Parent and the Company (the time as of which the Second Merger becomes effective being referred to as the “Second Effective Time”).

2.4 Organizational Documents; Directors and Officers.

(a) At the First Effective Time:

(i) The certificate of incorporation of the First Step Surviving Corporation shall be amended and restated in the Merger to read as set forth on Exhibit A to the First Certificate of Merger, until thereafter amended as provided by the DGCL and such certificate of incorporation;

(ii) The bylaws of the First Step Surviving Corporation shall be identical to the bylaws of the Company as in effect immediately prior to the First Effective Time, until thereafter amended as provided by the DGCL and such bylaws; and

(iii) The directors and officers of the First Step Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the First Step Surviving Corporation, shall be such persons as are set forth in Section 6.12 of the Company Disclosure Letter, unless otherwise designated by the Company prior to the First Effective Time.

(b) At the Second Effective Time:

(i) The certificate of formation of the Surviving Entity shall be the certificate of formation of Second Merger Sub as in effect immediately prior to the Second Effective Time, until thereafter amended as provided by the DLLCA and such certificate of formation; provided, however, that at the Second Effective Time (as part of the Second Certificate of Merger), the certificate of formation shall be amended to (A) change the name of the Surviving Entity to “Mentari Therapeutics Operating Company LLC,” and (B) make such other changes as are directed by the Company;

(ii) The limited liability company agreement of the Surviving Entity shall be amended and restated in its entirety to read identically to the limited liability company agreement of Second Merger Sub as in effect immediately prior to the Second Effective Time, until thereafter amended as provided by the DLLCA and such limited liability company agreement; provided, however, that following the Second

Effective Time (but as soon thereafter as practicable), the limited liability company agreement shall be amended to change the name of the Surviving Entity to “Mentari Therapeutics Operating Company LLC”;

(iii) The Organizational Documents of Parent shall be identical to the Organizational Documents of Parent immediately prior to the Second Effective Time; provided, however, that immediately prior to the Second Effective Time, Parent shall (A) adopt a resolution of the Parent Board in accordance with Parent’s Organizational Documents to (I) effect the Nasdaq Reverse Split, (II) change the name of Parent to “Mentari Therapeutics, Inc.”, (III) appoint new directors of Parent in accordance with subclause (b)(iv) below, and (IV) make such other changes as are mutually agreeable to Parent and the Company, (B) file a notice of alteration with the British Columbia Registrar of Companies to change the name of Parent to “Mentari Therapeutics, Inc.,” and (C) take all necessary steps (as may be requested by the Company) to complete the continuation of Parent from the Province of British Colombia to the Nevada as specified in the Continuation Resolution ((A)—(C) collectively, the “Second Parent Charter Amendment” and together with the First Parent Charter Amendment, the “Parent Charter Amendment”).

(iv) The directors and officers of Parent, each to hold office in accordance with the Organizational Documents of Parent and applicable Law and Nasdaq rules, shall be as set forth in Section 6.12; and

(v) The directors and officers of Surviving Entity, each to hold office in accordance with the certificate of formation and limited liability company agreement of Second Merger Sub, shall be as set forth in Section 6.12 after giving effect to the provisions of Section 6.12, or such other persons as shall be designated by the Company prior to Closing.

2.5 Conversion of Company, First Merger Sub and Second Merger Sub Equity Securities.

(a) At the First Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Subs, the Company or any stockholder of the Company or Parent:

(i) any shares of Company Capital Stock held as treasury stock immediately prior to the First Effective Time shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor; and

(ii) subject to Section 2.5(c) and Section 2.5(a)(iii) below, each share of Company Capital Stock (including any shares of Company Capital Stock issued pursuant to the Company Pre-Closing Financing) outstanding immediately prior to the First Effective Time (excluding shares of Company Capital Stock to be canceled pursuant to Section 2.5(a)(i) and excluding Dissenting Shares) shall be converted solely into the right to receive a number of Parent Common Shares equal to the Exchange Ratio (the “Parent Payment Shares”); provided, however, that, in the event the aggregate number of Parent Common Shares issuable to any holder of Company Capital Stock at the Closing would result in the issuance of Parent Common Shares in an amount (when aggregated with all Securities then beneficially owned by such Person and its affiliates (as calculated pursuant to Section 13(d) of the Exchange Act and Rule 13d-3 promulgated thereunder)) in excess of such holder’s Beneficial Ownership Limitation (if any), Parent shall issue to any such holder of Company Capital Stock (x) Parent Common Shares up to such holder’s Beneficial Ownership Limitation, and (y) in lieu of any Parent Common Shares in excess of the Beneficial Ownership Limitation (such excess shares, the “Remaining Entitlement”), pre-funded warrants, substantially in the form attached hereto as Exhibit G (“Pre-Funded Warrants”), to purchase a number of Parent Common Shares upon exercise of such Pre-Funded Warrants equal to the Remaining Entitlement, in such manner to provide any such holder of Company Capital Stock with the same economic effect as contemplated by this Agreement; and

(iii) subject to Section 2.5(c) and notwithstanding Section 2.5(a)(ii) above, each share of Company Series Seed Preferred Stock outstanding immediately prior to the First Effective Time (excluding shares of Company Series Seed Preferred Stock to be canceled pursuant to Section 2.5(a)(i) and excluding Dissenting Shares) shall be converted solely into the right to receive a number of Parent Convertible

Preferred Shares equal to (x) the Exchange Ratio divided by (y) 1,000 (such Parent Convertible Preferred Shares, together with the Parent Payment Shares and Pre-Funded Warrants described in Section 2.5(a)(ii), the “Merger Consideration”).

(iv) The Parent Common Shares and the Parent Convertible Preferred Shares issued as Merger Consideration shall continue to be subject to restrictions on the subsequent sale, transfer or other disposition thereof imposed by any Canadian Securities Laws and other holds and escrow requirements as may be imposed on certain holders thereof under other applicable Law, rules, regulations and stock exchange requirements.

(b) If any shares of Company Capital Stock outstanding immediately prior to the First Effective Time are unvested or are subject to a repurchase option or a risk of forfeiture under any applicable restricted stock purchase agreement or other similar agreement with the Company, then the Parent Shares issued in exchange for such shares of Company Capital Stock will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture, and such Parent Shares shall accordingly be marked with appropriate legends. The Company shall take all actions that may be necessary to ensure that, from and after the First Effective Time, Parent is entitled to exercise any such repurchase option or other right set forth in any such restricted stock purchase agreement or other agreement.

(c) No fractional Parent Shares shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued. Any holder of Company Capital Stock who would otherwise be entitled to receive a fraction of a Parent Common Share (on a per position basis) or a fraction of a Parent Convertible Preferred Share (on a person position basis) shall receive from Parent, in lieu of such fractional share and upon surrender by such holder of a letter of transmittal in accordance with Section 2.7 and any accompanying documents as required therein: (i) one Parent Common Share or one Parent Convertible Preferred Share if the aggregate amount of fractional Parent Common Shares or Parent Convertible Preferred Shares such holder of Company Capital Stock would otherwise be entitled to is equal to or exceeds 0.50; or (ii) no Parent Common Shares or Parent Convertible Preferred Shares if the aggregate amount of fractional Parent Common Shares or Parent Convertible Preferred Shares such holder of Company Capital Stock would otherwise be entitled to is less than 0.50, with no cash being paid for any fractional share eliminated by such rounding. Any fractional Parent Preferred Shares that a holder of Company Preferred Stock would otherwise be entitled to receive shall be aggregated with all fractional Parent Preferred Shares issuable to such holder and any remaining fractional shares shall be, in lieu of such fractional share and upon surrender by such holder of a letter of transmittal in accordance with Section 2.7 and any accompanying documents as required therein, rounded up to the nearest whole share of Parent Preferred Share.

(d) All Company Options (including any Service Provider Grants) outstanding immediately prior to the First Effective Time shall be treated in accordance with Section 6.5(a). All Company RSUs outstanding immediately prior to the First Effective Time shall be treated in accordance with Section 6.5(b). All Company Warrants outstanding immediately prior to the First Effective Time shall be treated in accordance with Section 6.5(c).

(e) Each share of common stock, $0.0001 par value per share, of First Merger Sub issued and outstanding immediately prior to the First Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, $0.0001 par value per share, of the First Step Surviving Corporation. Each book entry share of First Merger Sub evidencing ownership of any such shares shall, as of the First Effective Time, evidence ownership of such shares of common stock of the First Step Surviving Corporation.

(f) If, between the date of this Agreement and the First Effective Time, the outstanding Company Capital Stock or Parent Shares shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split (including the

Nasdaq Reverse Split to the extent such split has not previously been taken into account in calculating the Exchange Ratio), combination or exchange of shares or other like change, the Exchange Ratio shall, to the extent necessary, be equitably adjusted to reflect such change to the extent necessary to provide the holders of Company Capital Stock, Company Options, Company RSUs, Company Warrants and Parent Shares with the same economic effect as contemplated by this Agreement prior to such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares or other like change; provided, however, that nothing herein will be construed to permit the Company or Parent to take any action with respect to Company Capital Stock or Parent Shares, respectively, that is prohibited or not expressly permitted by the terms of this Agreement.

(g) At the Second Effective Time, by virtue of the Second Merger and without any action on the part of Parent, the First Step Surviving Corporation, Second Merger Sub or their respective stockholders, each share of the First Step Surviving Corporation issued and outstanding immediately prior to the Second Effective Time shall be canceled and extinguished without any conversion thereof and no payment or distribution shall be made with respect thereto.

(h) For purposes of this Agreement, the “Beneficial Ownership Limitation” may be set at the discretion of each holder of Company Capital Stock to a percentage designated by such Person to the Company between 0% and 19.99% of the number of shares of the Parent Common Shares outstanding immediately after giving effect to the issuance of the Merger Consideration (collectively, the “Securities”); provided that such percentage shall be set at 9.99% for any holder of Company Capital Stock that does not make such designation to the Company at least ten (10) Business Days prior to the Closing. Notwithstanding the foregoing, by written notice to the Surviving Entity, any Person may reset the Beneficial Ownership Limitation percentage to a higher or lower percentage, not to exceed 19.99%; provided that any increase will not be effective until the sixty-first (61st) day after such written notice is delivered to the Surviving Entity. Upon such a change by any Person of the Beneficial Ownership Limitation, the Beneficial Ownership Limitation may not be further amended by such Person without first providing the minimum notice required by this Section 2.5(h).

2.6 Closing of the Company’s Transfer Books. At the First Effective Time: (a) all Company Capital Stock outstanding immediately prior to the First Effective Time shall be treated in accordance with Section 2.5(a), and all holders of certificates representing Company Capital Stock that were outstanding immediately prior to the First Effective Time shall cease to have any rights as stockholders of the Company and (b) the stock transfer books of the Company shall be closed with respect to all Company Capital Stock outstanding immediately prior to the First Effective Time. No further transfer of any such Company Capital Stock shall be made on such stock transfer books after the First Effective Time.

2.7 Surrender of Company Capital Stock.

(a) On or prior to the Closing Date, Parent and the Company shall jointly select a reputable bank, transfer agent or trust company to act as exchange agent in the Merger (the “Exchange Agent”). At the First Effective Time, Parent shall deposit with the Exchange Agent evidence of book-entry shares representing the Parent Shares issuable pursuant to Section 2.5(a) in exchange for Company Capital Stock.

(b) Promptly after the First Effective Time, the Parties shall cause the Exchange Agent to mail to the Persons who were record holders of shares of Company Capital Stock that were converted into the right to receive the Merger Consideration: (i) a letter of transmittal in customary form and containing such provisions as Parent may reasonably specify (including a provision confirming that (A) delivery of physical stock certificates representing shares of Company Capital Stock, (the “Company Stock Certificates”) shall be effected, and risk of loss and title shall pass, only upon delivery of such Company Stock Certificates to the Exchange Agent), and (B) a holder of uncertificated shares of Company Capital Stock shall not be required to deliver Company Stock Certificates and in lieu thereof, the Exchange Agent shall receive an “agent’s message” in customary form (or such other evidence, if any, as the Exchange Agent may require, with respect to such uncertificated shares of Company Capital Stock) and (ii) instructions for effecting the surrender of Company Stock Certificates, or uncertificated shares of Company Capital Stock, in exchange for book-entry Parent Shares. Upon surrender of a Company Stock Certificate or other reasonable evidence of the ownership of uncertificated Company Capital Stock to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Parent: (A) the holder of such Company Stock Certificate or uncertificated shares of Company Capital Stock shall be entitled to receive in exchange therefor book-entry shares representing the Merger Consideration (in a number of whole Parent Shares) that such holder has the right to receive pursuant to the provisions of Section 2.5(a) and Section 2.5(c) and (B) the Company Stock Certificate or uncertificated shares of Company Capital Stock so surrendered shall be canceled. Until surrendered as contemplated by this Section 2.7(b), each Company Stock Certificate or uncertificated shares of Company Capital Stock shall be deemed, from and after the First Effective Time, to represent only the right to receive book-entry Parent Shares representing the Merger Consideration. If any Company Stock Certificate shall have been lost, stolen or destroyed, Parent may, in its discretion and as a condition precedent to the delivery of any Parent Shares, require the owner of such lost, stolen or destroyed Company Stock Certificate to provide an applicable affidavit with respect to such Company Stock Certificate and post a bond indemnifying Parent against any claim suffered by Parent related to the lost, stolen or destroyed Company Stock Certificate or any Parent Shares issued in exchange therefor as Parent may reasonably request.

(c) No dividends or other distributions declared or made with respect to Parent Shares with a record date after the First Effective Time shall be paid to the holder of any unsurrendered Company Stock Certificate with respect to the Parent Shares that such holder has the right to receive in the Merger until such holder surrenders such Company Stock Certificate or uncertificated shares of Company Capital Stock or provides an affidavit of loss or destruction in lieu thereof in accordance with this Section 2.7 (at which time such holder shall be entitled, subject to the effect of applicable abandoned property, escheat or similar Laws, to receive all such dividends and distributions, without interest).

(d) Any Parent Shares deposited with the Exchange Agent that remain undistributed to holders of Company Capital Stock as of the date that is 180 days after the Closing Date shall be delivered to Parent upon demand, and any holders of Company Capital Stock who have not theretofore surrendered their Company Stock Certificates or uncertificated shares of Company Capital Stock in accordance with this Section 2.7 shall thereafter look only to Parent for satisfaction of their claims for Parent Shares and any dividends or distributions with respect to Parent Shares.

(e) No Person shall be liable to any holder of any Company Capital Stock or to any other Person with respect to any Parent Shares (or dividends or distributions with respect thereto) or for any cash amounts delivered to any public official pursuant to any applicable abandoned property Law, escheat Law or similar Law.

2.8 Calculation of Parent Net Cash and Company Valuation.

(a) No later than ten (10) Business Days before the date of the Parent Shareholder Meeting set forth in the Proxy Statement (the “Calculation Date”), Parent will deliver to the Company a schedule (the “Parent Net Cash Schedule”) setting forth, in reasonable detail, Parent’s good faith, estimated calculation of the components of Parent Net Cash (the “Parent Net Cash Calculation,” and the date of delivery of such schedule being the “Parent Net Cash Schedule Delivery Date”) as of 11:59 p.m. on the Business Day prior to the Anticipated Closing Date (the “Cash Determination Time”) prepared and certified, via certificate in the form reasonably acceptable to the Company, by Parent’s chief financial officer (or if there is no chief financial officer at such time, the principal financial and accounting officer for Parent). Parent shall make available to the Company (electronically to the greatest extent possible) as reasonably requested by the Company, the work papers and back-up materials used or useful in preparing the Parent Net Cash Schedule and, if reasonably requested by the Company, Parent’s internal finance personnel and its accountants and counsel during Parent’s normal business hours and upon reasonably advanced written notice. The Parent Net Cash Calculation shall include Parent’s determination, as of the Cash Determination Time, of the defined terms in Section 1.1(b) necessary to calculate the Exchange Ratio. During the period beginning on the Parent Net Cash Schedule

Delivery Date and ending on the Calculation Date, the Company shall have an opportunity to review the Parent Net Cash Schedule and Parent shall reasonably cooperate with the Company in good faith to respond to any questions regarding the Parent Net Cash Schedule raised by the Company; provided that this shall in no way limit or otherwise affect the Company’s remedies under this Agreement or otherwise, or constitute an acknowledgement by the Company of the accuracy of the amounts reflected therein. Notwithstanding anything else in this Agreement, the Company may require Parent to deliver a new Parent Net Cash Schedule if the Closing Date is more than twenty (20) days after the Calculation Date, which date of delivery shall be deemed the “Calculation Date” hereunder.

(b) No later than the Calculation Date, the Company will deliver to Parent a schedule (the “Company Valuation Schedule”) setting forth, in reasonable detail, the Company’s good faith, estimated calculations of the components of the Company Valuation (the “Company Valuation Calculation,” and the date of delivery of such schedule being the “Company Valuation Delivery Date”) as of 11:59 p.m. on the last Business Day prior to the Anticipated Closing Date (the “Company Valuation Determination Time”) prepared and certified, via certificate in the form reasonably acceptable to Parent, by the Company’s chief financial officer (or if there is no chief financial officer at such time, the principal financial and accounting officer for the Company). The Company shall make available to Parent (electronically to the greatest extent possible) as reasonably requested by Parent, the work papers and back-up materials used or useful in preparing the Company Valuation Schedule and, if reasonably requested by Parent, the Company’s internal finance personnel and its accountants and counsel during the Company’s normal business hours and upon reasonably advanced written notice. During the period after the delivery of the Company Valuation Schedule and prior to the Closing, Parent shall have an opportunity to review the Company Valuation Schedule and the Company shall reasonably cooperate with Parent in good faith to respond to any questions regarding the Company Valuation Schedule raised by Parent; provided, that this shall in no way limit or otherwise affect the Parent’s remedies under this Agreement or otherwise, or constitute an acknowledgement by Parent of the accuracy of the amounts reflected therein.

(c) No later than five (5) Business Days after the Parent Net Cash Schedule Delivery Date (the last day of such period, the “Response Date”), the Company shall have the right to dispute any part of the Parent Net Cash Calculation by delivering a written notice to that effect to Parent (a “Dispute Notice”). Any Dispute Notice shall identify in reasonable detail and to the extent known the nature and amounts of any proposed revisions to the Parent Net Cash Calculation and will be accompanied by reasonably detailed materials supporting the basis for such revisions.

(d) No later than three (3) Business Days after the Company Valuation Delivery Date (the last day of such period, the “Company Valuation Response Date”), Parent shall have the right to dispute any part of the Company Valuation Calculation by delivering a written notice to that effect to the Company (a “Company Valuation Dispute Notice”) and any Company Valuation Dispute Notice shall identify in reasonable detail and to the extent known the nature and amounts of any proposed revisions to the Company Valuation Calculation and will be accompanied by reasonably detailed materials supporting the basis for such revisions.

(e) If, on or prior to the Response Date, the Company notifies Parent in writing that it has no objections to the Parent Net Cash Calculation or, if on the Response Date, the Company fails to deliver a Dispute Notice as provided in Section 2.8(c), then the Parent Net Cash Calculation as set forth in the Parent Net Cash Schedule shall be deemed to have been finally determined for purposes of this Agreement and to represent the Parent Net Cash at the Cash Determination Time for purposes of this Agreement.

(f) If, on or prior to the Company Valuation Response Date, Parent notifies the Company in writing that it has no objections to the Company Valuation Calculation or, if on the Company Valuation Response Date, Parent fails to deliver a Company Valuation Dispute Notice as provided in Section 2.8(d), then the Company Valuation Calculation as set forth in the Company Valuation Schedule shall be deemed to have been finally determined for purposes of this Agreement and to represent the Company Valuation at the Company Valuation Determination Time for purposes of this Agreement.

(g) If the Company delivers a Dispute Notice on or prior to the Response Date, then Representatives of Parent and the Company shall promptly meet and attempt in good faith to resolve the disputed item(s) and negotiate an agreed-upon determination of Parent Net Cash, which agreed upon the Parent Net Cash amount shall be deemed to have been finally determined for purposes of this Agreement and to represent the Parent Net Cash at the Cash Determination Time for purposes of this Agreement. If Parent delivers a Company Valuation Dispute Notice on or prior to the Company Valuation Response Date, then Representatives of Parent and the Company shall promptly meet and attempt in good faith to resolve the disputed item(s) and negotiate an agreed-upon determination of the components of the Company Valuation, which agreed upon Company Valuation amount shall be deemed to have been finally determined for purposes of this Agreement and to represent the Company Valuation at the Company Valuation Determination Time for purposes of this Agreement.

(h) If Representatives of Parent and the Company are unable to negotiate an agreed-upon determination of Parent Net Cash as of the Cash Determination Time pursuant or the components of Company Valuation as of the Company Valuation Determination Time, in each case pursuant to Section 2.8(g) within three days after delivery of the Dispute Notice or the Company Valuation Dispute Notice, as applicable (or such other period as Parent and the Company may mutually agree upon), then any remaining disagreements as to the calculation of Parent Net Cash or Company Valuation shall be referred to an independent auditor of recognized national standing jointly selected by Parent and the Company. If the parties are unable to select an independent auditor within five (5) days, then either Parent or the Company may thereafter request that either the Boston, Massachusetts Office of the American Arbitration Association or the New York, New York Office of the American Arbitration Association (“AAA”) make such selection (either the independent auditor jointly selected by both parties or such independent auditor selected by the AAA, the “Accounting Firm”). Parent and the Company shall promptly deliver to the Accounting Firm the work papers and back-up materials used in preparing the Parent Net Cash Schedule and the Dispute Notice and the Company Valuation Schedule and the Company Valuation Dispute Notice, and Parent and the Company shall use commercially reasonable efforts to cause the Accounting Firm to make its determination within five (5) Business Days of accepting its selection. Parent and the Company shall be afforded the opportunity to present to the Accounting Firm any material related to the unresolved disputes and to discuss the issues with the Accounting Firm; provided, however, that no such presentation or discussion shall occur without the presence of a Representative of each of Parent and the Company. The determination of the Accounting Firm shall be limited to the disagreements submitted to the Accounting Firm. The determination of the amount of Parent Net Cash or the components of the Company Valuation made by the Accounting Firm shall be made in writing delivered to each of Parent and the Company, shall be final and binding on Parent and the Company and shall (absent manifest error) be deemed to have been finally determined for purposes of this Agreement and to represent the Parent Net Cash at the Cash Determination Time or the components of the Company Valuation at the Company Valuation Determination Time for purposes of this Agreement. The Parties shall delay the Closing until the resolution of the matters described in this Section 2.8(h). The fees and expenses of the Accounting Firm shall be allocated between Parent and the Company in the same proportion that the disputed amount of the Parent Net Cash or the Company Valuation that was unsuccessfully disputed by such Party (as finally determined by the Accounting Firm) bears to the total disputed amount of the Parent Net Cash amount or the components of the Company Valuation. If this Section 2.8(h) applies as to the determination of the Parent Net Cash at the Cash Determination Time or to the determination of the components of the Company Valuation at the Company Valuation Determination Time, as applicable, upon resolution of the matter in accordance with this Section 2.8(h), the Parties shall not be required to determine Parent Net Cash or the Company Valuation again even though the Closing may occur later than the Anticipated Closing Date, except that either Parent and the Company may request a redetermination of Parent Net Cash or the Company Valuation if the Closing Date is more than thirty (30) days after the Anticipated Closing Date.

2.9 Contingent Value Right.

(a) Prior to the First Effective Time, Parent shall declare a distribution (the “Closing Distribution”) to holders of Parent Common Shares of record as of immediately prior to the First Effective Time of the right to receive one contingent value right (each, a “CVR”) for each outstanding Parent Common Share held by such Parent Shareholder as of such date (less applicable withholding taxes), each representing the right to receive contingent payments upon the occurrence of certain events set forth in, and subject to and in accordance with the terms and conditions of, the contingent value rights agreement in substantially the form attached hereto as Exhibit F (the “CVR Agreement”). The record date for the Closing Distribution shall be the close of business on the third Business Day prior to the date on which the First Effective Time occurs and the payment date for which shall be the Business Days prior to the First Effective Time; provided that the payment of such distribution may be conditioned upon the occurrence of the First Effective Time.

(b) Parent and the Exchange Agent shall, at or prior to the First Effective Time, duly authorize, execute and deliver the CVR Agreement, subject to any reasonable revisions to the CVR Agreement that are requested by such Exchange Agent and are reasonably acceptable to the Company and Parent, each acting reasonably.

(c) Parent shall pay all costs and fees associated with any action contemplated by this Section 2.9 (the “CVR Fees”).

2.10 Further Action. If, at any time after the First Effective Time, any further action is determined by the Surviving Entity to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Entity with full right, title and possession of and to all rights and property of the Company, then the officers and directors of the Surviving Entity shall be fully authorized, and shall use their and its commercially reasonable efforts (in the name of the Company, in the name of First Merger Sub, in the name of Second Merger Sub, in the name of the Surviving Entity and otherwise) to take such action.

2.11 Intended Tax Treatment. The Parties acknowledge and agree that, for U.S. federal (and applicable state and local) income Tax purposes, (i) the First Merger and the Second Merger, taken together, are intended to constitute an integrated transaction described in Rev. Rul. 2001-46, 2001-2 C.B. 321 that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, (ii) to the extent Parent has redomiciled to the Cayman Islands (instead of Nevada) prior to the Closing Date, as a result of the Merger, Parent shall become a “surrogate foreign corporation” within the meaning of Section 7874 of the Code and a “domestic corporation” pursuant to Section 7874(b) of the Code, and (iii) Section 367 of the Code shall not apply to the Merger (the “Intended Tax Treatment”). The Parties adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a).

2.12 Withholding. Each of the Exchange Agent, Parent, the Surviving Entity and any other applicable withholding agent shall be entitled to deduct and withhold from any consideration deliverable pursuant to this Agreement to any Person such Taxes as are required to be deducted or withheld from such consideration under applicable Law; provided that, with respect to any non-compensatory amounts, the Exchange Agent, Parent and the Surviving Entity shall use commercially reasonable efforts to (i) promptly notify such Persons of any intention to withhold any portion of such consideration and (ii) cooperate with any requests by such Persons to reduce or eliminate any such withholding to the extent permitted by applicable Law. To the extent such amounts are so deducted or withheld, such amounts shall be remitted to the appropriate Governmental Authority, and such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid. All payments made under this agreement that constitute compensation to employees for services for Tax purposes shall be made through the payroll of the Surviving Entity, Parent or other applicable employer.

2.13 Appraisal Rights.

(a) Notwithstanding any provision of this Agreement to the contrary, shares of Company Capital Stock that are outstanding immediately prior to the First Effective Time and which are held by stockholders or owned by beneficial owners who have exercised and perfected appraisal rights for such shares of Company Capital Stock in accordance with the DGCL (collectively, the “Dissenting Shares”) shall not be converted into or represent the right to receive the Merger Consideration described in Section 2.5 attributable to such Dissenting Shares. Such stockholders or beneficial owners shall be entitled to receive payment of the fair value of such shares of Company Capital Stock held by them in accordance with the DGCL, unless and until such stockholders or beneficial owners fail to perfect or effectively withdraw or otherwise lose their appraisal rights under the DGCL. All Dissenting Shares held by stockholders or owned by beneficial owners who shall have failed to perfect or shall have effectively withdrawn or lost their right to appraisal of such shares of Company Capital Stock under the DGCL (whether occurring before, at or after the First Effective Time) shall thereupon be deemed to be converted into and to have become exchangeable for, as of the First Effective Time, the right to receive the Merger Consideration, without interest, attributable to such Dissenting Shares upon their surrender in the manner provided in Sections 2.5 and 2.7.

(b) The Company shall give Parent prompt written notice of any demands by dissenting stockholders or beneficial owners received by the Company, withdrawals of such demands and any other instruments served on the Company and any material correspondence received by the Company in connection with such demands, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. The Company shall not, except with Parent’s prior written consent, not to be unreasonably withheld, delayed or conditioned, make any payment with respect to, or settle or offer to settle, any such demands, or approve any withdrawal of any such demands or agree to do any of the foregoing.

Section 3. Representations and Warranties of the Company.

Except as set forth in the written disclosure document delivered by the Company to Parent (the “Company Disclosure Letter”) concurrently with the execution of this Agreement, the Company represents and warrants to Parent and Merger Subs as follows:

3.1 Due Organization; Subsidiaries.

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted, (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used and (iii) to perform its obligations under all Contracts by which it is bound.

(b) The Company is duly licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business in the manner in which its business is currently being conducted requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Company Material Adverse Effect.

(c) The Company has no Subsidiaries and has never had any Subsidiaries and the Company does not own any capital stock or membership interests of, or any equity, ownership or profit sharing interest of any nature in, or control, directly or indirectly, any other Entity. The Company is not and has never otherwise been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity. The Company has not agreed and is not obligated to make, nor is the Company bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. The Company has not, at any time, been a general partner of, and has not otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

3.2 Organizational Documents. The Company has delivered to Parent accurate and complete copies of the Organizational Documents of the Company. The Company is not in breach or violation of its Organizational Documents in any material respect.

3.3 Authority; Binding Nature of Agreement. The Company has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the Contemplated Transactions, subject to obtaining the Required Company Stockholder Vote (as defined below). The Company Board has (a) determined that the Contemplated Transactions are fair to, advisable and in the best interests of the Company and its stockholders, (b) approved and declared advisable this Agreement and the Contemplated Transactions and (c) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of the Company vote to adopt this Agreement and thereby approve the Contemplated Transactions. This Agreement has been duly executed and delivered by the Company and assuming the due authorization, execution and delivery by Parent, First Merger Sub and Second Merger Sub, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions.

3.4 Vote Required. The affirmative vote (or written consent) of the holders of (a) a majority of the shares of Company Capital Stock outstanding on the record date, voting as a single class on an as-converted basis, and (b) the holders of a majority of the shares of Company Preferred Stock outstanding on the record date and entitled to vote thereon, voting as a separate class, is the only vote of the holders of any class or series of Company Capital Stock necessary to adopt and approve this Agreement and approve the Contemplated Transactions (collectively, the “Required Company Stockholder Vote”).

3.5 Non-Contravention; Consents.

(a) Assuming the accuracy of representations set forth in Section 4.5 hereof, except (i) as set forth in Section 3.5(a) of the Company Disclosure Letter, (ii) the Required Company Stockholder Vote, (iii) compliance with any applicable requirements of the HSR Act, the Competition Act or the ICA (if applicable) and (iv) the filing of the Certificate of Merger required by the DGCL or DLLCA, neither (x) the execution, delivery or performance of this Agreement by the Company, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):

(i) contravene, conflict with or result in a violation of any of the provisions of the Company’s Organizational Documents;

(ii) contravene, conflict with or result in a material violation of, or give any Governmental Authority or other Person the right to challenge the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Law or any Order to which the Company, or any of the assets owned or used by the Company, is subject;

(iii) contravene, conflict with or result in a material violation of any of the terms or requirements of, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by the Company or that otherwise relates to the business of the Company, or any of the assets owned, leased or used by the Company;

(iv) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Company Material Contract, or give any Person the right to: (A) declare a default or exercise any remedy under any Company Material Contract, (B) any material payment, rebate, chargeback, penalty or change in delivery schedule under any Company Material Contract, (C) accelerate the maturity or performance of any Company Material Contract or (D) cancel, terminate or modify any term of any Company Material Contract, except in the case of any nonmaterial breach, default, penalty or modification; or

(v) result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by the Company (except for Permitted Encumbrances).

(b) Except for (i) the Required Company Stockholder Vote, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL or DLLCA, (iii) compliance with any applicable requirements of the HSR Act, the Competition Act or the ICA (if applicable) and (iv) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws, and (iv) as set forth in Section 3.5(b) of the Company Disclosure Letter, the Company was not, is not, nor will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement or (y) the consummation of the Contemplated Transactions.

(c) No state takeover statute or similar Law applies or purports to apply to the Merger, this Agreement, the Company Stockholder Support Agreements or any of the Contemplated Transactions.

3.6 Capitalization.

(a) The authorized capital stock of the Company consists of (i) 81,000,000 shares of Company Common Stock of which 5,305,556 shares have been issued and are outstanding as of the date hereof, and (ii) 60,078,669 shares of Company Preferred Stock of which 20,000,000 are designated as Series Seed Preferred Stock and 40,078,699 are designated as Series A Preferred Stock. 20,000,000 shares of Series Seed Preferred Stock and 40,078,699 shares of Series A Preferred Stock have been issued and are outstanding as of the date hereof. The Company does not hold any shares of its capital stock in its treasury. As of the date of this Agreement, the Company Capital Stock is held by the Persons and in the amounts set forth in Section 3.6(a) of the Company Disclosure Letter, which further sets forth for each such Person (i) the name of such Person and the number of shares held, (ii) the class and series of such shares, (iii) the number of the applicable book-entry positions representing such shares or the number of the certificate representing such shares, and (iv) whether such Person is or has ever been an employee. Each share of Company Preferred Stock is convertible into one share of Company Common Stock. There are no declared or accrued but unpaid dividends with respect to any shares of the Company Capital Stock and the Company has never declared or paid any dividend or other distribution.

(b) All of the outstanding Company Capital Stock as set out in Section 3.6(a) of the Company Disclosure Letter have been duly authorized and validly issued, and are fully paid and nonassessable and are free of any Encumbrances other than Encumbrances set forth in the Organizational Documents, arising under applicable securities Laws or Encumbrances created by Parent. None of the outstanding Company Capital Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right and none of the outstanding Company Capital Stock is subject to any right of first refusal in favor of the Company. Except as contemplated herein, there is no Company Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any Company Capital Stock. The Company is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding Company Capital Stock or other securities. Section 3.6(b) of the Company Disclosure Letter accurately and completely describes all repurchase rights held by the Company with respect to Company Capital Stock (including shares issued pursuant to the exercise of stock options) and specifies which of those repurchase rights are currently exercisable.

(c) The Company has reserved 505,556 shares of Company Common Stock for issuance to officers, directors, employees and consultants of the Company pursuant to the Company Stock Plan. As of the date hereof, 11,773,692 shares of Company Common Stock remain available for issuance pursuant to the Company Stock Plan. Except for the Company Stock Plan and as set forth on Section 3.6(c) of the Company Disclosure Letter, the Company does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person. Section 3.6(c) of the Company Disclosure Letter sets forth the following information with respect to each Company Option and Company RSU outstanding as of the date hereof: (i) the name of the holder, (ii) the number of shares of Company Common

Stock subject to such Company Option or Company RSU as of the date hereof, (iii) the exercise price of such Company Option, (iv) the date on which such Company Option or Company RSU was granted, (v) the applicable vesting schedule, including any acceleration provisions, (vi) the date on which such Company Option expires, (vii) whether such Company Option is intended to be an “incentive stock option” (as defined in the Code) or a nonqualified stock option and (viii) the Company Stock Plan pursuant to which such Company Option or Company RSU was granted. The Company has made available to Parent accurate and complete copies of equity incentive plans pursuant to which the Company has equity-based awards, the forms of all award agreements evidencing such equity-based awards and evidence of board and stockholder approval of the Company Stock Plans and any amendments thereto.

(d) Except as set forth on Section 3.6(d) of the Company Disclosure Letter, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any Company Capital Stock or other securities of the Company, (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of the Company, (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which the Company is or may become obligated to sell or otherwise issue any Company Capital Stock or any other securities or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of the Company. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to the Company.

(e) All outstanding Company Capital Stock, Company Options, Company RSUs and other securities of the Company have been issued and granted in compliance in all material respects with (i) all applicable securities laws and other applicable Law and (ii) all requirements set forth in applicable Contracts.

(f) The Company Capital Stock are uncertificated.

3.7 Financial Statements.

(a) The Company has delivered to Parent accurate and complete copies of its draft unaudited financial statements for the period ended December 31, 2025 (the “Balance Sheet Date”) (collectively, the “Company Financial Statements”).

(b) The Company maintains a system of internal accounting controls designed to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of the financial statements of the Company in conformity with GAAP and to maintain accountability of the Company’s assets, (iii) access to the Company’s assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for the Company’s assets is compared with the existing assets at regular intervals and appropriate action is taken with respect to any differences. The Company maintains internal controls consistent with the practices of similarly situated private companies over financial reporting that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

(c) Section 3.7(c) of the Company Disclosure Letter lists, and the Company has delivered to Parent accurate and complete copies of the documentation creating or governing, all securitization transactions and “off-balance sheet arrangements” (as defined in Item 303(c) of Regulation S-K under the Exchange Act) effected by the Company.

(d) There have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer or general counsel of the Company, the Company Board or any committee thereof. Neither the

Company nor its independent auditors have identified (i) any significant deficiency or material weakness in the design or operation of the system of internal accounting controls utilized by the Company, (ii) any fraud, whether or not material, that involves the Company, the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company or (iii) any claim or allegation regarding any of the foregoing.

3.8 Absence of Changes. Except as set forth on Section 3.8 of the Company Disclosure Letter, between the date of its incorporation to and the date of this Agreement, the Company has conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been any (a) Company Material Adverse Effect or (b) action, event or occurrence that would have required consent of Parent pursuant to Section 5.2(b) of this Agreement had such action, event or occurrence taken place after the execution and delivery of this Agreement.

3.9 Absence of Undisclosed Liabilities. Since the date of its incorporation, the Company does not have any liability, indebtedness, obligation, expense, claim, deficiency, guaranty or endorsement of any kind, whether accrued, absolute, contingent, matured, unmatured or otherwise (each a “Liability”), except for: (a) Liabilities disclosed, reflected or reserved against (or to be disclosed, reflected or reserved against) in Company Financial Statements, (b) normal and recurring current Liabilities that have been incurred by the Company since the date hereof in the Ordinary Course of Business (none of which relates to any breach of contract, breach of warranty, tort, infringement or violation of Law), (c) Liabilities for performance of obligations of the Company under Company Contracts, (d) Liabilities incurred in connection with the Contemplated Transactions, and (e) Liabilities described in Section 3.9 of the Company Disclosure Letter.

3.10 Title to Assets. The Company owns and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or tangible assets and equipment used or held for use in its business or operations or purported to be owned by it, including all tangible assets reflected in the books and records of the Company as being owned by the Company. All of such assets are owned or, in the case of leased assets, leased by the Company free and clear of any Encumbrances, other than Permitted Encumbrances.

3.11 Real Property; Leasehold. The Company does not own and has never owned any real property, nor is the Company party to any agreement to purchase or sell any real property. The Company has made available to Parent (a) an accurate and complete list of all real properties with respect to which the Company directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by the Company and (b) copies of all leases under which any such real property is possessed (the “Company Real Estate Leases”), each of which is in full force and effect, with no existing material default thereunder by the Company or to the Company’s Knowledge, the other party thereto.

3.12 Intellectual Property.

(a) Section 3.12(a) of the Company Disclosure Letter is an accurate, true and complete listing of all Company Registered IP.

(b) Section 3.12(b) of the Company Disclosure Letter accurately identifies (i) all Company Contracts pursuant to which any Company IP Rights are licensed to the Company (other than (A) any non-customized software that (1) is so licensed solely in executable or object code form pursuant to a nonexclusive, internal use software license and other Intellectual Property associated with such software and (2) is not incorporated into, or material to the development, manufacturing or distribution of, any of the Company’s products or services, (B) any Intellectual Property licensed on a nonexclusive basis ancillary to the purchase or use of services, equipment, reagents or other materials, (C) any confidential information provided under confidentiality agreements and (D) agreements between Company and its employees in Company’s standard form thereof) and (ii) whether the license or licenses granted to the Company are exclusive or nonexclusive.

(c) Section 3.12(c) of the Company Disclosure Letter accurately identifies each Company Contract pursuant to which any Person has been granted any license or covenant not to sue under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any Company IP Rights (other than (i) any confidential information provided under confidentiality agreements and (ii) any Company IP Rights nonexclusively licensed to academic collaborators, suppliers or service providers for the sole purpose of enabling such academic collaborator, supplier or service providers to provide services for the Company’s benefit).

(d) The Company is not bound by, and no Company IP Rights are subject to, any Contract containing any covenant or other provision that in any way limits or restricts the ability of the Company to use, exploit, assert or enforce any Company IP Rights anywhere in the world.

(e) The Company exclusively owns all right, title and interest to and in Company IP Rights (other than (i) Company IP Rights licensed to the Company, or co-owned rights each as identified in Section 3.12(e) of the Company Disclosure Letter, (ii) any non-customized software that (A) is licensed to the Company solely in executable or object code form pursuant to a nonexclusive, internal use software license and other Intellectual Property associated with such software and (B) is not incorporated into, or material to the development, manufacturing or distribution of, any of the Company’s products or services and (iii) any Intellectual Property licensed on a nonexclusive basis ancillary to the purchase or use of equipment, reagents or other materials), in each case, free and clear of any Encumbrances (other than Permitted Encumbrances). Without limiting the generality of the foregoing:

(i) All documents and instruments necessary to register or apply for or renew registration of Company Registered IP have been validly executed, delivered and filed in a timely manner with the appropriate Governmental Authority.

(ii) Each Person who is or was an employee or contractor of the Company and who is or was involved in the creation or development of any Intellectual Property for the Company has signed a valid, enforceable agreement containing a present assignment of such Intellectual Property to the Company and confidentiality provisions protecting trade secrets and confidential information of the Company.

(iii) To the Knowledge of the Company, no current or former stockholder, officer, director or employee of the Company has any claim, right (whether currently exercisable, or exercisable in the future) or interest to or in any Company IP Rights purported to be owned by the Company. To the Knowledge of the Company, no employee of the Company is (A) bound by or otherwise subject to any Contract restricting him or her from performing his or her duties for the Company or (B) in breach of any Contract with any former employer or other Person concerning Company IP Rights purported to be owned by the Company or confidentiality provisions protecting trade secrets and confidential information comprising Company IP Rights purported to be owned by the Company.

(iv) No funding, facilities or personnel of any Governmental Authority or any university, college, research institute or other educational institution were used, directly or indirectly, to develop or create, in whole or in part, any Company IP Rights in which the Company has an ownership interest, except for any such funding or use of facilities or personnel that does not result in such Governmental Authority or institution owning such Company IP Rights or the right to receive royalties or other remuneration for the practice of such Company IP Rights as of the date of this Agreement.

(v) The Company has taken reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all proprietary information that the Company holds, or purports to hold, as confidential or a trade secret.

(vi) The Company has not assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, any Company IP Rights to any other Person.

(f) The Company has delivered or made available to Parent, a complete and accurate copy of all Company IP Rights Agreements. With respect to each of the Company IP Rights Agreements: (i) each such agreement is valid and binding on the Company and in full force and effect, (ii) the Company has not received any written notice of termination or cancellation under such agreement, or received any written notice of breach or default under such agreement, which breach has not been cured or waived and (iii) the Company, and to the Knowledge of the Company, no other party to any such agreement, is not in breach or default thereof in any material respect.

(g) The manufacture, marketing, offering for sale, sale, importation, use or intended use or other disposal of any product as currently sold or under development by the Company does not violate any license or agreement between the Company and any other third party, and, to the Knowledge of the Company, does not infringe or misappropriate any valid and issued Patent right or other Intellectual Property of any other Person, which infringement or misappropriation would reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company, no third party is infringing upon any Patents owned by Company within the Company IP Rights, or otherwise violating any Company IP Rights Agreement.

(h) As of the date of this Agreement, Company is not a party to any Legal Proceeding (including, but not limited to, opposition, interference or other proceeding in any patent or other government office) contesting the validity, enforceability, claim construction, ownership or right to use, sell, offer for sale, license or dispose of any Company IP Rights. The Company has not received any written notice asserting that any Company IP Rights or the proposed use, sale, offer for sale, license or disposition of products, methods or processes claimed or covered thereunder infringes or misappropriates or violates the rights of any other Person or that the Company has otherwise infringed, misappropriated or otherwise violated any Intellectual Property of any Person. None of the Company IP Rights is subject to any outstanding order of, judgment of, decree of or agreement with any Governmental Authority that limits the ability of the Company to exploit any Company IP Rights.

(i) Each item of Company Registered IP is and at all times has been filed and maintained in compliance in all material respects with all applicable Law and all filings, payments and other actions required to be made or taken to maintain such item of Company Registered IP in full force and effect have been made by the applicable deadline. To the Knowledge of the Company, all Company Registered IP that is issued or granted is valid and enforceable.

(j) To the Knowledge of the Company, no trademark (whether registered or unregistered) or trade name owned, used or applied for by the Company conflicts or interferes with any trademark (whether registered or unregistered) or trade name owned, used or applied for by any other Person. None of the goodwill associated with or inherent in any trademark (whether registered or unregistered) in which the Company has or purports to have an ownership interest has been impaired as determined by the Company in accordance with GAAP.

(k) Except as set forth in Sections 3.12(b), 3.12(c) or 3.12(k) of the Company Disclosure Letter or as contained in “off-the-shelf” license agreements entered into in the Ordinary Course of Business by the Company, (i) the Company is not bound by any Contract to indemnify, defend, hold harmless or reimburse any other Person with respect to any Intellectual Property infringement, misappropriation, or similar claim which is material to the Company, taken as a whole, and (ii) the Company has never assumed, or agreed to discharge or otherwise take responsibility for, any existing or potential liability of another Person for infringement, misappropriation, or violation of any Intellectual Property right, which assumption, agreement or responsibility remains in force as of the date of this Agreement.

(l) The Company is not party to any Contract that, as a result of such execution, delivery and performance of this Agreement, will cause the grant of any license or other right to any Company IP Rights, result in breach of, default under or termination of such Contract with respect to any Company IP Rights, or impair the right of the Company or the Surviving Entity and its Subsidiaries to use, sell or license or enforce any

Company IP Rights or portion thereof, except for the occurrence of any such grant or impairment that would not individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

3.13 Agreements, Contracts and Commitments.

(a) Section 3.13(a) of the Company Disclosure Letter lists the following Company Contracts in effect as of the date of this Agreement other than the Subscription Agreement (each, a “Company Material Contract” and collectively, the “Company Material Contracts”):

(i) each Company Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business;

(ii) each Company Contract containing (A) any covenant limiting the freedom of the Company or the Surviving Entity to engage in any line of business or compete with any Person, or limiting the development, manufacture or distribution of the Company’s products or services (B) any most-favored pricing arrangement, (C) any exclusivity provision or (D) any non-solicitation provision;

(iii) each Company Contract (A) pursuant to which any Person granted the Company an exclusive license under any Intellectual Property, or (B) pursuant to which the Company granted any Person an exclusive license under any Company IP Rights;

(iv) each Company Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $250,000 pursuant to its express terms and not cancelable without penalty;

(v) each Company Contract containing any royalty, dividend or similar arrangement based on the revenues or profits of the Company or of a product;

(vi) each Company Contract relating to the disposition or acquisition of material assets or any ownership interest in any Entity, in each case, involving payments in excess of $250,000 after the date of this Agreement;

(vii) each Company Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $250,000 or creating any material Encumbrances with respect to any assets of the Company or any loans or debt obligations with officers or directors of the Company;

(viii) each Company Contract requiring payment by or to the Company after the date of this Agreement in excess of $250,000 pursuant to its express terms relating to: (A) any distribution agreement (identifying any that contain exclusivity provisions), (B) any agreement involving provision of services or products with respect to any pre-clinical or clinical development activities of the Company, (C) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which the Company has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which the Company has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by the Company or (D) any Contract to license any patent, trademark registration, service mark registration, trade name or copyright registration to or from any third party to manufacture or produce any product, service or technology of the Company or any Contract to sell, distribute or commercialize any products or service of the Company, in each case, except for Company Contracts entered into in the Ordinary Course of Business;

(ix) each Company Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to the Company in connection with the Contemplated Transactions and requiring payments by Company after the date in this Agreement in excess of $250,000 pursuant to its express terms;

(x) each Company Contract to which the Company is a party or by which any of its assets and properties is currently bound, which involves annual obligations of payment by, or annual payments to, the Company in excess of $1,000,000;

(xi) each Company Contract entered into in settlement of any Legal Proceeding or other dispute pursuant to which the Company has outstanding obligations to pay consideration in excess of $250,000;

(xii) any other Company Contract that is not terminable at will (with no penalty or payment) by the Company, and (A) which involves payment or receipt by the Company after the date of this Agreement under any such agreement, contract or commitment of more than $250,000 in the aggregate, or obligations after the date of this Agreement in excess of $250,000 in the aggregate or (B) that is material to the business or operations of the Company taken as a whole; or

(xiii) Company Real Estate Leases.

(b) The Company has delivered or made available to Parent accurate and complete copies of all Company Material Contracts, including all amendments thereto. There are no Company Material Contracts that are not in written form. The Company has not, nor to the Company’s Knowledge, as of the date of this Agreement has any other party to a Company Material Contract, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of any Company Material Contract in such a manner, and, if such Company Material Contract provides for a cure period, the Company or such other party fails to have cured such breach, violation or default, so that any other party or the Company, as the case may be, is permitted to modify, cancel or terminate any such Company Material Contract, or would permit any other party to seek damages which would reasonably be expected to have a Company Material Adverse Effect. As to the Company, as of the date of this Agreement, each Company Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. No Person is renegotiating, or has a right pursuant to the terms of any Company Material Contract to change, any material amount paid or payable to the Company under any Company Material Contract or any other material term or provision of any Company Material Contract.

(c) The Subscription Agreement is in full force and effect with respect to, and binding on, the Company and, to the Knowledge of the Company, on each investor party thereto, in accordance with its terms. Other than the Subscription Agreement or as contemplated thereby, except as set forth in Section 3.13(c) of the Company Disclosure Letter, there are no other Contracts, including side letters, entered into by the Company in connection with the Company Pre-Closing Financing.

3.14 Compliance; Permits; Restrictions.

(a) The Company is, and has been in material compliance with all applicable Laws. No investigation, claim, suit, proceeding, audit, Order or other Legal Proceeding or action by any Governmental Authority is pending or, to the Knowledge of the Company, threatened against the Company. There is no agreement or Order binding upon the Company which (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of the Company, any acquisition of material property by the Company or the conduct of business by the Company as currently conducted, (ii) is reasonably likely to have an adverse effect on the Company’s ability to comply with or perform any covenant or obligation under this Agreement or (iii) is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Contemplated Transactions.

(b) Except for matters regarding the U.S. Food and Drug Administration (or any successor agency thereto) (“FDA”) or other comparable Governmental Authority responsible for regulation of the development, testing, manufacturing, processing, storage, labeling, sale, marketing, advertising, distribution and importation or exportation of drug or medical device products (“Drug/Device Regulatory Agency”), the Company holds all required Governmental Authorizations that are material to the operation of the business of the Company as currently conducted (the “Company Permits”). Section 3.14(b) of the Company Disclosure Letter identifies each Company Permit. The Company is in material compliance with the terms of the Company Permits. No Legal Proceeding is pending or, to the Knowledge of the Company, threatened, which seeks to revoke, substantially limit, suspend or materially modify any Company Permit. The rights and benefits of each Company Permit, if any, will be available to the Surviving Entity or its Subsidiaries, as applicable, immediately after the Second Effective Time on terms substantially identical to those enjoyed by the Company as of the date of this Agreement and immediately prior to the First Effective Time.

(c) There are no Legal Proceedings pending or, to the Knowledge of the Company, threatened with respect to an alleged violation by the Company of the Federal Food, Drug, and Cosmetic Act (“FDCA”), the Public Health Service Act (“PHSA”), FDA regulations adopted thereunder, the Controlled Substances Act or any other similar Law administered by a Drug/Device Regulatory Agency.

(d) The Company holds all required Governmental Authorizations issuable by any Drug/Device Regulatory Agency necessary for the conduct of the business of the Company as currently conducted, and, as applicable, the development, testing, manufacturing, processing, storage, labeling, sale, marketing, advertising, distribution and importation or exportation, as currently conducted, of any of its products or product candidates (the “Company Product Candidates”) (collectively, the “Company Regulatory Permits”), and no such Company Regulatory Permit has been (i) revoked, withdrawn, suspended, cancelled or terminated or (ii) modified in any adverse manner, other than immaterial adverse modifications. Section 3.14(d) of the Company Disclosure Letter identifies each Company Regulatory Permit. The Company has timely maintained and is in compliance in all material respects with the Company Regulatory Permits and has not received any written notice or correspondence or, to the Knowledge of the Company, other communication from any Drug/Device Regulatory Agency regarding (A) any material violation of or failure to comply materially with any term or requirement of any Company Regulatory Permit or (B) any revocation, withdrawal, suspension, cancellation, termination or material modification of any Company Regulatory Permit. The Company has made available to Parent all material information requested by Parent in the Company’s possession or control relating to material Company Product Candidates and the development, testing, manufacturing, processing, storage, labeling, sale, marketing, advertising, distribution and importation or exportation of the Company Product Candidates, including but not limited to complete copies of the following (to the extent there are any): (i) adverse event reports; preclinical, clinical and other study reports and material study data; (ii) inspection reports, notices of adverse findings, untitled letters, warning letters, filings and letters and other written correspondence to and from any Drug/Device Regulatory Agency and meeting minutes with any Drug/Device Regulatory Agency; and (iii) similar reports, material study data, notices, letters, filings, correspondence and meeting minutes with any other Governmental Authority. All such information is accurate and complete in all material respects.

(e) All clinical, preclinical and other studies and tests conducted by or on behalf of, or sponsored by, the Company, or in which the Company or its current products or product candidates, including the Company Product Candidates, have participated, were, and, if still pending, are being conducted in accordance in all material respects with standard medical and scientific research procedures, in accordance in all material respects with the applicable protocols and in compliance in all material respects with the applicable regulations of the Drug/Device Regulatory Agencies and other applicable Law, including 21 C.F.R. Parts 11, 50, 54, 56, 58, 312 and 812. The Company has not received any written notices, correspondence or other communications from any Drug/Device Regulatory Agency, Governmental Authority, institutional review board, ethics committee or safety monitoring committee requiring, or to the Knowledge of the Company threatening to initiate, any action to place a clinical hold order on, or otherwise terminate, delay or suspend any clinical studies conducted by or on behalf of, or sponsored by, the Company or in which the Company or its current products or product candidates, including the Company Product Candidates, have participated. Further, no clinical investigator, researcher or clinical staff participating in any clinical study conducted by or, to the Knowledge of the Company, on behalf of the Company has been disqualified from participating in studies involving the Company Product Candidates, and to the Knowledge of the Company, no such administrative action to disqualify such clinical investigators, researchers or clinical staff has been threatened or is pending.

(f) The Company is not, and to the Knowledge of the Company, no contract manufacturer with respect to any Company Product Candidate, is the subject of any pending or, to the Knowledge of the Company,

threatened investigation in respect of its business or products, including Company Product Candidates, by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto or by any other Drug/Device Regulatory Agency under a comparable policy. Neither the Company, nor any of its officers, directors, employees or agents have been debarred or excluded from participation in any federal healthcare programs. The Company has not, and to the Knowledge of the Company, no contract manufacturer, nor their respective officers, employees or agents, with respect to any Company Product Candidate has committed any acts, made any statement or failed to make any statement, in each case in respect of its business or products that would violate the FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy, and any amendments thereto or a comparable policy of any other Drug/Device Regulatory Agency. None of the Company, and to the Knowledge of the Company, any contract manufacturer with respect to any Company Product Candidate, or any of their respective officers, employees or agents is currently or has been debarred, convicted of any crime or is engaging or has engaged in any conduct that could result in a material debarment or exclusion under (i) 21 U.S.C. Section 335a or (ii) any similar applicable Law. To the Knowledge of the Company, no material debarment or exclusionary claims, actions, proceedings or investigations in respect of their business or products are pending or threatened against the Company, and to the Knowledge of the Company, any contract manufacturer with respect to any Company Product Candidate, or any of their respective officers, employees or agents.

(g) All manufacturing operations conducted by, or to the Knowledge of the Company, for the benefit of the Company in connection with any Company Product Candidate have been and are being conducted in compliance in all material respects with applicable Laws, including the FDA’s standards for current good manufacturing practices, including applicable requirements contained in 21 C.F.R. Parts 210, 211 and 600-610 and the respective counterparts thereof promulgated by Governmental Authorities in countries outside the United States.

(h) Neither the Company nor, to the Knowledge of the Company, any manufacturing site of a contract manufacturer or laboratory, with respect to any Company Product Candidate, (i) is subject to a Drug/Device Regulatory Agency shutdown or import or export prohibition or (ii) has received any Form FDA 483, notice of violation, warning letter, untitled letter or similar correspondence or notice from the FDA or other Drug/Device Regulatory Agency alleging or asserting material noncompliance with any applicable Law, in each case, that have not been complied with or closed to the satisfaction of the relevant Drug/Device Regulatory Agency, and, to the Knowledge of the Company, neither the FDA nor any other Drug/Device Regulatory Agency is considering such action.

3.15 Legal Proceedings; Orders.

(a) There is no pending Legal Proceeding and, to the Knowledge of the Company, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves the Company or any Company Associate (in his or her capacity as such) or any of the material assets owned or used by the Company or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.

(b) There is no Order to which the Company, or any of the material assets owned or used by the Company, is subject. To the Knowledge of the Company, no officer or Company Key Employee is subject to any Order that prohibits such officer or Company Key Employee from engaging in or continuing in any conduct, activity or practice relating to the Company or any material assets owned or used by the Company.

3.16 Tax Matters.

(a) The Company has timely filed (or caused to be timely filed) all income Tax Returns and all other material Tax Returns required to be filed by the Company under applicable Law (taking into account any applicable extensions). All such Tax Returns were true, correct and complete in all material respects. Subject to exceptions as would not be material, no written claim has been made by a Governmental Authority in a jurisdiction where the Company does not file Tax Returns that indicates that the Company is subject to taxation by that jurisdiction.

(b) All material amounts of Taxes due and owing by the Company (whether or not shown on any Tax Return) have been timely paid (taking into account any applicable extensions).

(c) The Company has withheld and paid to the appropriate Governmental Authority all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.

(d) There are no Encumbrances for a material amount of Taxes (other than Encumbrances described in clause (a) of the definition of “Permitted Encumbrances”) upon any of the assets of the Company.

(e) No deficiencies for a material amount of Taxes of the Company have been claimed, proposed or assessed by any Governmental Authority in writing that have not been timely paid in full or finally resolved. There are no pending (or, based on written notice, threatened) material audits, assessments, examinations or other actions for, or relating to, any liability in respect of Taxes of the Company. The Company has not granted a waiver of any statute of limitations in respect of a material amount of Taxes or an extension of time with respect to a material Tax assessment or deficiency that, in each case, is currently in effect, other than waivers resulting from automatically granted extensions of time to file Tax Returns.

(f) The Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code in the last five (5) years.

(g) The Company is not a party to any Tax allocation, Tax sharing or similar agreement (including indemnity arrangements), other than customary commercial Contracts entered into in the Ordinary Course of Business the primary purpose of which does not relate to Tax (an “Ordinary Course Agreement”).

(h) The Company has not been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is the Company). The Company has no Liability for the Taxes of any Person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or non-U.S. law), as a transferee or successor, or by Contract (other than an Ordinary Course Agreement).

(i) The Company has not distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code.

(j) The Company has not entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations Sections 1.6011-4(b)(2) or 301.6111-2(b)(2).

(k) The Company is not aware of any facts or circumstances and has not taken or agreed to take any action, in each case, that would reasonably be expected to prevent or impede the Intended Tax Treatment.

3.17 Employee and Labor Matters; Benefit Plans.

(a) The Company has made available to Parent a list (on an anonymized basis) setting forth, for each Company Associate who is an employee of the Company, whether full- or part-time, such employee’s annual salary (or if hourly, hourly rate), most recent annual bonus received, and current annual bonus opportunity. No Company Key Employee has indicated to the Company that he or she intends to resign or retire as a result of the transactions contemplated by this Agreement or otherwise. The Company has made available to Parent a list (on an anonymized basis) setting forth, for each Company Associate who is an individual independent contractor engaged by the Company, such contractor’s rate of compensation.

(b) The employment of the Company’s employees is terminable by the Company at will. The Company has made available to Parent accurate and complete copies of all employee manuals and handbooks, to the extent currently effective and material.

(c) The Company is not a party to, bound by the terms of, and does not have a duty to bargain under, any collective bargaining agreement or other Contract with a labor organization representing its employees, and there are no labor organizations representing or, to the Knowledge of the Company, purporting to represent or seeking to represent any employees of the Company.

(d) Section 3.17(d) of the Company Disclosure Letter lists all Company Employee Plans (other than employment arrangements which are terminable “at will” without any contractual obligation on the part of the Company to make any severance, termination, change in control or similar payment and that are substantively identical to the employment arrangements made available to Parent).

(e) Each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter with respect to such qualified status from the IRS. To the Knowledge of the Company, nothing has occurred that would reasonably be expected to adversely affect the qualified status of any such Company Employee Plan or the exempt status of any related trust.

(f) Each Company Employee Plan has been established, maintained and operated in compliance, in all material respects, with its terms all applicable Law, including, without limitation, the Code, ERISA and the Affordable Care Act. No Legal Proceeding (other than those relating to routine claims for benefits) is pending or, to the Knowledge of the Company, threatened with respect to any Company Employee Plan. All payments and/or contributions required to have been made with respect to all Company Employee Plans either have been made or have been accrued in accordance with the terms of the applicable Company Employee Plan and applicable Law except as would not be material to the Company.

(g) Neither the Company nor any of its ERISA Affiliates maintains, contributes to or is required to contribute to, or has, in the past six (6) years, maintained, contributed to or been required to contribute to (i) any “employee benefit plan” that is or was subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) a Multiemployer Plan, (iii) any funded welfare benefit plan within the meaning of Section 419 of the Code, (iv) any Multiple Employer Plan, or (v) any Multiple Employer Welfare Arrangement. Neither the Company nor any of its ERISA Affiliates has in the past six (6) years incurred any liability under Title IV of ERISA.

(h) No Company Employee Plan provides for, and the Company has not promised to provide any, medical or other welfare benefits to any service provider beyond termination of service or retirement, other than (i) pursuant to COBRA or an analogous state law requirement or (ii) continuation coverage through the end of the month in which such termination or retirement occurs. The Company does not sponsor or maintain any self-funded medical or long-term disability benefit plan.

(i) No Company Employee Plan is subject to any law of a foreign jurisdiction outside of the United States.

(j) Each Company Employee Plan that constitutes in any part a “nonqualified deferred compensation plan” (as such term is defined under Section 409A(d)(1) of the Code and the guidance thereunder) (each, a “Company 409A Plan”) has been operated and maintained in all material respects in operational and documentary compliance with the requirements of Section 409A of the Code and the applicable guidance thereunder. No payment to be made under any Company 409A Plan is or, when made in accordance with the terms of the Company 409A Plan, will be subject to the penalties of Section 409A(a)(1) of the Code.

(k) The Company is, and has been, in material compliance with all applicable federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment, worker classification, tax withholding, prohibited discrimination, retaliation and harassment, equal employment, fair employment practices, meal and rest periods, immigration status, employee and workplace safety and health, wages (including overtime wages), compensation, hours of work, “plant closings” and “mass layoffs” within the meaning of the Worker Adjustment and Retraining Act of 1988 or similar state or local law (the “WARN Act”), labor practices or disputes, restrictive covenants, employment agreements, workers’ compensation and long-term disability policies, leaves of absence and worker privacy (collectively, “Employment-Related Laws”), and in each case, with respect to employees of the Company: (i) has withheld and reported all material amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to employees, (ii) is not liable for any material amounts of arrears of wages, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing and (iii) is not liable for any material payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the Ordinary Course of Business). There are no material Legal Proceedings, claims, labor disputes or organizing activities, or grievances pending or, to the Knowledge of the Company, threatened or reasonably anticipated against or involving the Company or any trustee of the Company relating to any employee, contingent worker, director, employment agreement or Employee Plan (other than routine claims for benefits) or Employment-Related Laws. To the Knowledge of the Company, there are no material pending or threatened or reasonably anticipated claims or actions against the Company or any trustee under any workers’ compensation policy or long-term disability policy. The Company is not a party to a conciliation agreement, consent decree or other agreement or Order with any federal, state or local agency or Governmental Authority with respect to employment practices.

(l) The Company has no material liability with respect to any misclassification, since its incorporation, of: (i) any Person as an independent contractor rather than as an employee, (ii) any employee leased from another employer or (iii) any employee currently or formerly classified as exempt from overtime wages. The Company has not taken any action which would constitute a “plant closing” or “mass layoff” within the meaning of the WARN Act, issued any notification of a plant closing or mass layoff required by the WARN Act (nor has the Company been under any requirement or obligation to issue any such notification), or incurred any liability or obligation under the WARN Act that remains unsatisfied.

(m) To the Company’s Knowledge, there has never been, nor has there been any threat of, any strike, slowdown, work stoppage, lockout, job action, union, organizing activity, question concerning representation or any similar activity or dispute, by or with respect to any Company Associates. No event has occurred within the past six months, and no condition or circumstance exists, that, to the Company’s Knowledge, might directly or indirectly be likely to give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, job action, union organizing activity, question concerning representation or any similar activity or dispute.

(n) The Company is not, nor has the Company been, engaged in any material unfair labor practice within the meaning of the National Labor Relations Act. There is no material Legal Proceeding, claim, labor dispute or grievance pending or, to the Knowledge of the Company, threatened or reasonably anticipated relating to any employment contract, privacy right, labor dispute, wages and hours, leave of absence, plant closing notification, workers’ compensation policy, long-term disability policy, harassment, retaliation, immigration, employment statute or regulation, safety or discrimination matter involving any current or former employee of the Company including charges of unfair labor practices or discrimination complaints.

(o) There is no contract, agreement, plan or arrangement to which the Company is a party or by which it is bound to compensate any of its employees or other service providers for any income or excise taxes paid pursuant to Section 4999 or Section 409A of the Code.

(p) The Company is not a party to any Contract that as a result of the execution and delivery of this Agreement, the stockholder approval of this Agreement, nor the consummation of the transactions contemplated hereby, could (either alone or in conjunction with any other event) result in, or cause the accelerated vesting, payment, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer, director or other service provider of the Company.

3.18 Environmental Matters. The Company has complied with all applicable Environmental Laws, which compliance includes the possession by the Company of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in compliance that, individually or in the aggregate, would not result in a Company Material Adverse Effect. The Company has not received any written notice or other communication (in writing or otherwise), whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that the Company is not in compliance with any Environmental Law and, to the Knowledge of the Company, there are no circumstances that may prevent or interfere with the Company’s compliance with any Environmental Law in the future, except where such failure to comply would not reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company: (i) no current or prior owner of any property leased or controlled by the Company has received any written notice or other communication relating to property owned or leased at any time by the Company, whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that such current or prior owner or the Company is not in compliance with or violated any Environmental Law relating to such property and (ii) the Company has no material liability under any Environmental Law. The Company has made available all environmental site assessments, environmental audits and other material environmental documents in the Company’s possession or control relating to the Company, including the Company’s business and current or former facilities.

3.19 Insurance. The Company has delivered to Parent accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of the Company. Each of such insurance policies is in full force and effect and the Company is in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, the Company has not received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy or (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. The Company has provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending against the Company, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed the Company of its intent to do so.

3.20 No Financial Advisors. Except as set forth on Section 3.20 of the Company Disclosure Letter, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of the Company.

3.21 Transactions with Affiliates. Section 3.21 of the Company Disclosure Letter describes any material transactions or relationships between, on one hand, the Company and, on the other hand, any (a) executive officer or director of the Company or any of such executive officer’s or director’s immediate family members, (b) owner of more than 5% of the voting power of the outstanding Company Capital Stock or (c) to the Knowledge of the Company, any “related person” (within the meaning of Item 404 of Regulation S-K under the Securities Act) of any such officer, director or owner (other than the Company) in the case of each of (a), (b) or (c) that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

3.22 Privacy and Data Security. The Company is and has at all times been in compliance with all applicable Privacy Laws and the applicable terms of any Company Contracts governing privacy, data protection, data security, trans-border data flow, data loss, data theft, or breach notification, data localization, sending solicited or unsolicited electronic mail or text messages, cookies or other tracking technology, or the collection, handling, use, maintenance, storage, disclosure, transfer, or other processing of, Personal Information (including any such information of individuals, clinical trial participants, patients, patient family members, caregivers or advocates, physicians and other health care professionals, clinical trial investigators, researchers, pharmacists that interact with the Company in connection with the operation of the Company’s business), except, in each case, for such noncompliance as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, the Company (a) has implemented and maintains reasonable written policies and procedures that materially comply with applicable Privacy Laws and are designed to protect the privacy and security of Personal Information (the “Privacy Policies”) and (b) has complied with such Privacy Policies, except for such noncompliance as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, no Legal Proceeding has been asserted or threatened against the Company by any Person alleging a violation of Privacy Laws, Privacy Policies, or the applicable terms of any Company Contracts governing privacy, data protection, data security, trans-border data flow, data loss, data theft, or breach notification, data localization, sending solicited or unsolicited electronic mail or text messages, cookies or other tracking technology, or the collection, handling, use, maintenance, storage, disclosure, transfer, or other processing of, Personal Information. To the Knowledge of the Company, there have been no data security incidents or data breaches or other adverse events or incidents that have resulted in any unauthorized access, use, disclosure, modification or destruction of, Personal Information or other data in the possession or control of the Company or any service provider acting on behalf of the Company, in each case, where such incident, breach or event resulted in a notification obligation to any Person under applicable Law or pursuant to the terms of any Company Contract. To the Knowledge of the Company, the Company is not a “covered entity” or a “business associate” as those terms are defined under the Health Insurance Portability and Accountability Act, as amended.

3.23 Trade Control Laws. Since the Company’s incorporation, the Company have been in material compliance with all applicable anti-corruption, import, export control, and economic and trade sanctions laws, regulations, statutes, and orders, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, the Export Administration Regulations, the International Traffic in Arms Regulations, and the regulations administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (the “Trade Laws”) and have obtained, or are otherwise qualified to rely upon, all material import and export licenses, consents, notices, waivers, approvals, orders, authorizations, registrations, declarations or other authorizations from, and made any filings with, any Governmental Authority required for (a) the import, export, and reexport of products, services, software and technologies and (b) releases of technologies and software to foreign nationals (the “Trade Approvals”). There are no pending or threatened claims against the Company, nor any actions, conditions, facts, or circumstances that would reasonably be expected to give rise to any material future claims with respect to the Trade Laws or Trade Approvals.

3.24 Ownership of Parent Shares. None of the Company, their directors or, to the Knowledge of the Company, any of its officers, Affiliates, or employees of the Company or any of its controlled Affiliates (a) has owned any Parent Shares; or (b) has been an “interested stockholder” (as defined in Section 203 of the DGCL) of Parent, in each case during the three years prior to the date hereof.

3.25 No Other Representations or Warranties. The Company hereby acknowledges and agrees that, except for the representations and warranties contained in this Agreement, neither Parent nor any other person on behalf of Parent makes any express or implied representation or warranty with respect to Parent or with respect to any other information provided to the Company, any of its stockholders or any of their respective Affiliates in connection with the Contemplated Transactions, and (subject to the express representations and warranties of Parent set forth in Section 4 (in each case as qualified and limited by the Parent Disclosure Letter)) none of the Company, or any of its Representatives or stockholders, has relied on any such information (including the accuracy or completeness thereof).

Section 4. Representations and Warranties of Parent, First Merger Sub and Second Merger Sub.

Except (i) as set forth in the written disclosure document delivered by Parent to the Company (the “Parent Disclosure Letter”) concurrently with the execution of this Agreement or (ii) as disclosed in the Parent Public Disclosure Record (but (A) without giving effect to any amendment thereof filed with, or furnished to the SEC on or after the date hereof and (B) excluding any disclosures contained under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature), it being understood that any matter disclosed in the Parent Public Disclosure Record shall be deemed to be disclosed in a section of the Parent Disclosure Letter only to the extent that is readily apparent from a reading of the Parent Public Disclosure Record that is applicable to such section or subsection of the Parent Disclosure Letter, Parent, First Merger Sub and Second Merger Sub represent and warrant to the Company as follows:

4.1 Due Organization; Subsidiaries.

(a) Parent is a corporation duly incorporated, validly existing and in good standing under the Laws of the Province of British Columbia, Canada and has all necessary corporate power and authority: (i) to conduct its business in the manner in which its business is currently being conducted, (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used and (iii) to perform its obligations under all Contracts by which it is bound. Each of First Merger Sub and Second Merger Sub is a corporation or limited liability company, as applicable, duly incorporated or formed, as applicable, validly existing and in good standing under the Laws of the State of Delaware, and has all necessary corporate or limited liability company, as applicable, power and authority: (i) to conduct its business in the manner in which its business is currently being conducted, (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used and (iii) to perform its obligations under all Contracts by which it is bound. Since the date of its incorporation or formation, as applicable, Merger Subs have not engaged in any activities other than in connection with or as contemplated by this Agreement.

(b) Each of Parent and its Subsidiaries is licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business in the manner in which its business is currently being conducted requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Parent Material Adverse Effect.

(c) Except as set forth on Section 4.1(c) of the Parent Disclosure Letter, Parent has no Subsidiaries other than Merger Subs, and Parent does not own any capital stock of, or any equity, ownership or profit sharing interest of any nature in, or control, directly or indirectly, any other Entity other than Merger Subs. Except as set forth on Section 4.1(c) of the Parent Disclosure Letter, Parent is not and has not otherwise been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity. Parent has not agreed and is not obligated to make, nor is Parent bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. Parent has not, at any time, been a general partner of, and has not otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

4.2 Organizational Documents. Parent has delivered to the Company accurate and complete copies of Parent’s Organizational Documents. Parent is not in breach or violation of its Organizational Documents in any material respect.

4.3 Authority; Binding Nature of Agreement. Parent and each Merger Sub has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the Contemplated Transactions, subject to obtaining the Required Parent Shareholder Vote. The Parent Board has or

will on or prior to Closing: (a) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Parent and Parent Shareholders, (b) adopted, approved and declared advisable this Agreement and the Contemplated Transactions, including the issuance of Parent Shares, Parent Convertible Preferred Shares and Pre-Funded Warrants to the stockholders of the Company pursuant to the terms of this Agreement and (c) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the Parent Shareholders vote to approve the Contemplated Transactions, (d) taken such steps as are necessary to validly create the Parent Convertible Preferred Shares, and (e) if deemed necessary by Parent and the Company, to (i) change the name of Parent to “Mentari Therapeutics, Inc.”, (ii) effect the Nasdaq Reverse Split and (iii) make such other changes to the Organizational Documents as are mutually agreeable to Parent and the Company pursuant to the terms of this Agreement. The First Merger Sub Board (by unanimous written consent) has: (x) determined that the Contemplated Transactions are fair to, advisable and in the best interests of First Merger Sub and its sole stockholder, (y) deemed advisable and approved this Agreement and the Contemplated Transactions and (z) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholder of First Merger Sub vote to adopt this Agreement and thereby approve the Contemplated Transactions. The sole member of Second Merger Sub has: (A) determined that the Contemplated Transactions are fair to, advisable, and in the best interests of Second Merger Sub and the sole member; and (B) deemed advisable and approved this Agreement and the Contemplated Transactions. This Agreement has been duly executed and delivered by Parent and Merger Subs and, assuming the due authorization, execution and delivery by the Company and the accuracy of the representations set forth in Section 3.24, constitutes the legal, valid and binding obligation of Parent and Merger Subs, enforceable against each of Parent and Merger Subs in accordance with its terms, subject to the Enforceability Exceptions.

4.4 Vote Required. The following affirmative votes passed at the Parent Shareholder Meeting are the only votes of the holders of any class or series of Parent’s securities necessary to approve this Agreement and the Contemplated Transactions (which votes, for certainty, exclude the votes necessary to approve any Parent Legacy Transaction or Parent Legacy Transaction Distribution or the transactions contemplated by the CVR Agreement or the change of name of Parent to “Mentari Therapeutics, Inc.”):

(a) a special majority (two-thirds) of the Parent Common Shares (and, if required, minority approval pursuant to MI 61-101) voted at the meeting to approve the issuance of Parent Common Shares that represent (or are convertible into) more than twenty percent (20%) of the Parent Common Shares outstanding immediately prior to the First Effective Time to the Company stockholders in connection with the Contemplated Transactions and the change of control of Parent resulting from the Contemplated Transactions, in each case pursuant to the articles of the Parent, applicable Law and the Nasdaq rules (collectively, the “Transaction Resolutions”), and

(b) a special majority (two-thirds) of the Parent Common Shares voted at the meeting to approve the continuation of Parent from the Province of British Columbia to Nevada (the “Continuation Resolution” and together with the Transaction Resolutions, the “Required Parent Shareholder Vote”).

4.5 Non-Contravention; Consents.

(a) Subject to obtaining the Required Parent Shareholder Vote, compliance with any applicable requirements of the HSR Act, the Competition Act or the ICA (if applicable) and the filing of the Certificate of Merger required by the DGCL or DLLCA, and assuming the accuracy of the representations set forth in Section 3.5 hereof, neither (x) the execution, delivery or performance of this Agreement by Parent or Merger Subs, nor (y) the consummation of the Contemplated Transactions, would directly or indirectly (with or without notice or lapse of time):

(i) contravene, conflict with or result in a violation of any of the provisions of the Organizational Documents of Parent or its Subsidiaries;

(ii) contravene, conflict with or result in a material violation of, or give any Governmental Authority or other Person the right to challenge the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Law or any Order to which Parent or its Subsidiaries or any of the assets owned or used by Parent or its Subsidiaries, is subject;

(iii) contravene, conflict with or result in a material violation of any of the terms or requirements of, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Parent or its Subsidiaries or that otherwise relates to the business of Parent, or any of the assets owned, leased or used by Parent;

(iv) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Parent Material Contract, or give any Person the right to: (A) declare a default or exercise any remedy under any Parent Material Contract, (B) any material payment, rebate, chargeback, penalty or change in delivery schedule under any such Parent Material Contract, (C) accelerate the maturity or performance of any Parent Material Contract or (D) cancel, terminate or modify any term of any Parent Material Contract, except in the case of any nonmaterial breach, default, penalty or modification; or

(v) result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by Parent or its Subsidiaries (except for Permitted Encumbrances).

(b) Except for (i) any Consent set forth on Section 4.5(a) of the Parent Disclosure Letter under any Parent Contract, (ii) the Required Parent Shareholder Vote, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL or DLLCA, (iv) compliance with any applicable requirements of the HSR Act, the Competition Act or the ICA (if applicable) and (v) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws, neither Parent nor any of its Subsidiaries was, is or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement or (y) the consummation of the Contemplated Transactions.

(c) The Parent Board and the First Merger Sub Board have taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and to the consummation of the Contemplated Transactions. No other state takeover statute or similar Law applies or purports to apply to the Merger, this Agreement or any of the other Contemplated Transactions.

4.6 Capitalization.

(a) The authorized capital of Parent consists of unlimited number of Parent Common Shares, no par value per share, of which 3,314,063 shares have been issued and are outstanding as of May 15, 2026 (the “Capitalization Date”) and an unlimited number of Parent Preferred Shares, no par value per share, of which nil have been issued and are outstanding as of the Capitalization Date.

(b) All of the outstanding Parent Common Shares have been duly authorized and validly issued, and are fully paid and nonassessable and are free of any Encumbrances other than Encumbrances set forth in the Organizational Documents or under applicable securities Laws (including Canadian Securities Laws). None of the outstanding Parent Common Shares is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right and none of the outstanding Parent Common Shares is subject to any right of first refusal in favor of Parent. Except as contemplated herein, there is no Parent Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any Parent Common Shares. Parent is not under any obligation, nor is Parent bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding Parent Common Shares or other securities.

(c) Except for the Amended 2017 Stock Option Plan (as may be amended from time to time, the “Parent Stock Option Plan”) and , except as set forth on Section 4.6(c) of the Parent Disclosure Letter, Parent

does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person. Up to 20% of the outstanding Parent Shares are reserved on a rolling basis for issuance pursuant to the Parent Stock Option Plan, and as of the Capitalization Date 186,089 Parent Options were issued and outstanding, and 216,590 shares remain available for future issuance. Section 4.6(c) of the Parent Disclosure Letter sets forth the following information with respect to each Parent Option outstanding as of the Capitalization Date, as applicable: (i) the name of the holder, (ii) the number of Parent Common Shares subject to such Parent Option as of the Capitalization Date, (iii) the exercise price of such Parent Option, (iv) the date on which such Parent Option was granted, (v) the applicable vesting schedule, including any acceleration provisions, (vi) the date on which such Parent Option expires, and (vii) whether such Parent Option is intended to be an “incentive stock option” (as defined in the Code) or a nonqualified stock option.

(d) Except for outstanding shares of (x) Parent Options or (y) as set forth on Section 4.6(d) of the Parent Disclosure Letter, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any Parent Shares or other securities of Parent, (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any Parent Shares or other securities of Parent, (iii) shareholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which Parent is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of Parent. Except as set forth on Section 4.6(d) of the Parent Disclosure Letter, there are no outstanding or authorized share appreciation, phantom share, profit participation or other similar rights with respect to Parent.

(e) All outstanding Parent Common Shares and Parent Options, and other securities of Parent have been issued and granted in compliance in all material respects with (i) all applicable securities laws (including Canadian Securities Laws) and other applicable Law, (ii) applicable stock exchange rules and (iii) all requirements set forth in applicable Contracts.

(f) With respect to Parent Options granted, (i) each grant of a Parent Option was duly authorized no later than the date on which the grant of such Parent Option was by its terms to be effective (the “Parent Grant Date”) by all necessary corporate action, including, as applicable, approval by the Parent Board (or a duly constituted and authorized committee thereof) or duly authorized officer and any required stockholder approval by the necessary number of votes or written consents, (ii) each Parent Option grant was made in accordance with the terms of the Parent Stock Option Plan pursuant to which it was granted and all other applicable Law and regulatory rules or requirements, and (iii) the per share exercise price of each Parent Option was not less than the market price of a Parent Common Share on the applicable Parent Grant Date.

(g) The authorized capital stock of First Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share, of which 1,000 shares are issued and outstanding, all of which are beneficially owned by Parent. All of the issued and outstanding membership interests of Second Merger Sub are beneficially owned by Parent.

4.7 Filings; Financial Statements.

(a) Parent has filed or furnished, as applicable, on a timely basis (i) all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC under the Exchange Act or the Securities Act (the “Parent SEC Documents”) since January 1, 2026 and (ii) the Parent SEDAR+ Documents. As of the time it was filed with the SEC or the Canadian Securities Regulator (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), each of the Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be) and each of the Parent SEDAR+ Documents complied in all material respects with Canadian Securities Laws and as of the time they were filed, none of the Parent SEC Documents and none of the Parent SEDAR+ Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The certifications and statements required by (i) Rule 13a-14 under the Exchange Act and (ii) 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act) relating to the Parent SEC Documents (collectively, the “Certifications”) are accurate and complete and comply as to form and content with all applicable Laws. As used in this Section 4.7 the term “file” and variations thereof shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC or the Canadian Securities Regulators.

(b) The financial statements (including any related notes) contained or incorporated by reference in the Parent Public Disclosure Record: (i) complied as to form in all material respects with the Securities Act and the Exchange Act, as applicable, and the published rules and regulations of the SEC applicable thereto and Canadian Securities Laws, (ii) were prepared in accordance with GAAP (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount) applied on a consistent basis unless otherwise noted therein throughout the periods indicated and (iii) fairly present, in all material respects, the financial position of Parent as of the respective dates thereof and the results of operations and cash flows of Parent for the periods covered thereby. Other than as expressly disclosed in the Parent Public Disclosure Record, there has been no material change in Parent’s accounting methods or principles that would be required to be disclosed in Parent’s financial statements in accordance with GAAP. The books of account and other financial records of Parent and each of its Subsidiaries are true and complete in all material respects.

(c) Parent’s auditor has at all times since its engagement by Parent as Parent’s auditor been: (i) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act), (ii) to the Knowledge of Parent, “independent” with respect to Parent within the meaning of Regulation S-X under the Exchange Act and Canadian Securities Laws and (iii) to the Knowledge of Parent, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the rules and regulations promulgated by the SEC and the Public Company Accounting Oversight Board thereunder.

(d) Except as set forth on Section 4.7(d) of the Parent Disclosure Letter, Parent has not received any comment letter from the SEC or the staff thereof or any correspondence from Nasdaq or the staff thereof relating to the delisting or maintenance of listing of the Parent Common Shares on Nasdaq. Parent has not disclosed any unresolved comments in the Parent SEC Documents. Parent has delivered to the Company true, correct and complete copies of all notices, correspondence and communications (including any deficiency notices, staff determinations, compliance plans, hearing requests or determinations) between Parent and Nasdaq during the past two years relating to Parent’s compliance with Nasdaq listing standards.

(e) There have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer or general counsel of Parent, the Parent Board or any committee thereof, other than ordinary course audits or reviews of accounting policies and practices or internal controls required by the Sarbanes-Oxley Act.

(f) Parent is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act, the Exchange Act and the applicable listing and governance rules and regulations of Nasdaq.

(g) Parent maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures sufficient to provide reasonable assurance (i) that Parent maintains records that in reasonable detail accurately and fairly reflect Parent’s transactions and dispositions of assets, (ii) that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, (iii) that receipts and expenditures are made only in accordance with the authorization policy and (iv) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Parent’s assets that could have a material effect on Parent’s financial statements. Parent has evaluated the effectiveness of Parent’s internal control over financial reporting and, to the extent required by applicable Law, presented in any applicable Parent SEC Document that is a report on Form 10-K or Form 10-Q (or any amendment thereto) or other required document in the Parent Public Disclosure Record its conclusions about the effectiveness of the internal control over financial reporting as of the end of the period covered by such report or amendment based on such evaluation. Parent has disclosed to Parent’s auditors and the Audit Committee of the Parent Board (and made available to the Company a summary of the significant aspects of such disclosure) (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s or its Subsidiaries’ internal control over financial reporting. Except as disclosed in the Parent Public Disclosure Record, Parent’s internal control over financial reporting is effective at the reasonable assurance level and Parent has not identified any material weaknesses in the design or operation of Parent’s internal control over financial reporting.

(h) Parent’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are designed to ensure that all information (both financial and nonfinancial) required to be disclosed by Parent in the reports that it files or submits under the Exchange Act or Canadian Securities Laws is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Parent’s principal executive officer and principal financial officer as appropriate to allow timely decisions regarding required disclosure and to make the Certifications and such disclosure controls and procedures are effective. Parent has carried out evaluation of the effectiveness of its disclosure controls and procedures as required by Rule 13a-15 of the Exchange Act.

(i) Parent is a “reporting issuer” under Canadian Securities Laws, not included in a list of defaulting reporting issuers maintained by the Canadian Securities Regulators. Parent has complied with its obligations to make timely disclosure of all material changes and material facts relating to it and there is no material change or material fact relating to Parent which has occurred and with respect to which the requisite news release has not been disseminated or material change report, as applicable has not been filed with Canadian Securities Regulators. Parent has not taken any action to cease to be a reporting issuer in any jurisdiction nor has Parent received any notification from any Canadian Securities Regulator, in each case, seeking to revoke Parent’s reporting issuer status or threatening to note the Parent in default (or the equivalent thereof) under Canadian Securities Laws.

(j) None of the directors or officers of Parent or any of its Subsidiaries are now, or have ever been: (i) subject to an order or ruling of any Canadian securities regulatory authority or stock exchange, prohibiting such individual from acting as a director or officer of a company or of a company listed on a particular stock exchange or (ii) subject to an order preventing, ceasing or suspending trading in any securities of Parent or other company.

(k) Parent is in compliance in all material respects with its continuous disclosure obligations under Canadian Securities Laws and Parent has not filed any confidential material change reports which remain confidential as of the date hereof.

4.8 Absence of Changes. Except as set forth on Section 4.8 of the Parent Disclosure Letter, between June 30, 2025 and the date of this Agreement, Parent has conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been any (a) Parent Material Adverse Effect or (b) action, event or occurrence that would have required consent of the Company pursuant to Section 5.1(b) of this Agreement had such action, event or occurrence taken place after the execution and delivery of this Agreement.

4.9 Absence of Undisclosed Liabilities. Since June 30, 2025, neither Parent nor any of its Subsidiaries has any Liability except for: (a) Liabilities disclosed, reflected or reserved against in the Parent Balance Sheet, (b) normal and recurring current Liabilities that have been incurred by Parent or its Subsidiaries since the date of the Parent Balance Sheet in the Ordinary Course of Business (none of which relates to any breach of contract, breach of warranty, tort, infringement or violation of Law), (c) Liabilities for performance of obligations of Parent or any of its Subsidiaries under Parent Contracts, and (d) Liabilities incurred in connection with the Contemplated Transactions, and (e) Liabilities described in Section 4.9 of the Parent Disclosure Letter.

4.10 Title to Assets. Each of Parent and its Subsidiaries owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or tangible assets and equipment used or held for use in its business or operations or purported to be owned by it, including all tangible assets reflected on the Parent Balance Sheet or in the books and records of Parent as being owned by Parent. All of such assets are owned or, in the case of leased assets, leased by Parent or any of its Subsidiaries free and clear of any Encumbrances, other than Permitted Encumbrances.

4.11 Real Property; Leasehold. Neither Parent nor any of its Subsidiaries owns or has ever owned any real property, nor is Parent party to any agreement to purchase or sell any real property. Parent has made available to the Company (a) an accurate and complete list of all real properties with respect to which Parent directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by Parent or any of its Subsidiaries and (b) copies of all leases under which any such real property is possessed (the “Parent Real Estate Leases”), each of which is in full force and effect, with no existing material default thereunder by Parent or its Subsidiaries or, to Parent’s Knowledge, the other party thereto.

4.12 Intellectual Property.

(a) Section 4.12(a) of the Parent Disclosure Letter is an accurate, true and complete listing of all Parent Registered IP.

(b) Section 4.12(b) of the Parent Disclosure Letter accurately identifies(i) all Parent Contracts pursuant to which any Parent IP Rights are licensed to Parent (other than (A) any non-customized software that (1) is so licensed solely in executable or object code form pursuant to a nonexclusive, internal use software license and other Intellectual Property associated with such software and (2) is not incorporated into, or material to the development, manufacturing, or distribution of, any of Parent products or services, (B) any Intellectual Property licensed on a nonexclusive basis ancillary to the purchase or use of services, equipment, reagents or other materials, (C) any confidential information provided under confidentiality agreements and (D) agreements between Parent and its employees in Parent’s standard form thereof) and (ii) whether the license or licenses granted to Parent are exclusive or nonexclusive.

(c) Section 4.12(c) of the Parent Disclosure Letter accurately identifies each Parent Contract pursuant to which any Person has been granted any license or covenant not to sue under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any Parent IP Rights (other than (i) any confidential information provided under confidentiality agreements and (ii) any Parent IP Rights nonexclusively licensed to academic collaborators, suppliers or service providers for the sole purpose of enabling such academic collaborator, supplier or service providers to provide services for Parent’s benefit).

(d) Neither Parent nor any of its Subsidiaries is bound by, and no Parent IP Rights are subject to, any Contract containing any covenant or other provision that in any way limits or restricts the ability of Parent or any of its Subsidiaries to use, exploit, assert, or enforce any Parent IP Rights anywhere in the world.

(e) Parent or one of its Subsidiaries exclusively owns all right, title, and interest to and in the Parent IP Rights and has no Parent IP Rights licensed to Parent or co-owned rights (other than (i) Parent IP Rights licensed to Parent, or co-owned rights each as identified in Section 4.12(e) of the Parent Disclosure Letter,

(ii) any non-customized software that (A) is licensed to Parent solely in executable or object code form pursuant to a nonexclusive, internal use software license and other Intellectual Property associated with such software and (B) is not incorporated into, or material to the development, manufacturing or distribution of, any of Parent or its Subsidiaries’ products or services and (iii) any Intellectual Property licensed on a nonexclusive basis ancillary to the purchase or use of equipment, reagents or other materials), in each case, free and clear of any Encumbrances (other than Permitted Encumbrances). Without limiting the generality of the foregoing:

(i) All documents and instruments necessary to register or apply for or renew registration of Parent Registered IP have been validly executed, delivered, and filed in a timely manner with the appropriate Governmental Authority.

(ii) Each Person who is or was an employee or contractor of Parent or any of its Subsidiaries and who is or was involved in the creation or development of any Intellectual Property for Parent or any of its Subsidiaries has signed a valid, enforceable agreement containing a present assignment of such Intellectual Property to Parent or such Subsidiary and confidentiality provisions protecting trade secrets and confidential information of Parent and its Subsidiaries.

(iii) To the Knowledge of Parent, no current or former stockholder, officer, director or employee of Parent or any of its Subsidiaries has any claim, right (whether currently exercisable, or exercisable in the future), or interest to or in any Parent IP Rights purported to be owned by Parent. To the Knowledge of Parent, no employee of Parent or any of its Subsidiaries is (a) bound by or otherwise subject to any Contract restricting him or her from performing his or her duties for Parent or such Subsidiary or (b) in breach of any Contract with any former employer or other Person concerning Parent IP Rights purported to be owned by Parent or such Subsidiary or confidentiality provisions protecting trade secrets and confidential information comprising Parent IP Rights purported to be owned by Parent or such Subsidiary.

(iv) No funding, facilities or personnel of any Governmental Authority were used, directly or indirectly, to develop or create, in whole or in part, any Parent IP Rights in which Parent or any of its Subsidiaries has an ownership interest.

(v) Parent and each of its Subsidiaries has taken reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all proprietary information that Parent or such Subsidiary holds, or purports to hold, as confidential or a trade secret.

(vi) Parent or any of its Subsidiaries has not assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, any Parent IP Rights to any other Person.

(f) Parent has delivered, or made available to the Company, a complete and accurate copy of all material Parent IP Rights Agreements.

(g) The manufacture, marketing, offering for sale, sale, importation, use or intended use or other disposal of any product as currently sold or under development by Parent does not violate any license or agreement between Parent or its Subsidiaries and any third party in any material respect, and, to the Knowledge of Parent, does not infringe or misappropriate any valid and issued Patent right or other Intellectual Property of any other Person, which infringement or misappropriation would reasonably be expected to have a Parent Material Adverse Effect. To the Knowledge of Parent, no third party is infringing upon any Patents owned by Parent within the Parent IP Rights, or violating any Parent IP Rights Agreement.

(h) As of the date of this Agreement, Parent is not a party to any Legal Proceeding (including, but not limited to, opposition, interference or other proceeding in any patent or other government office) contesting the validity, ownership or right to use, sell, offer for sale, license or dispose of any Parent IP Rights. Parent has not received any written notice asserting that any Parent Registered IP or the proposed use, sale, offer for sale, license or disposition of any products, methods or processes claimed or covered thereunder infringes or misappropriates or violates the rights of any other Person or that Parent or any of its Subsidiaries have otherwise infringed, misappropriated or otherwise violated any Intellectual Property of any Person.

(i) To the Knowledge of Parent, no trademark (whether registered or unregistered) or trade name owned, used or applied for by Parent conflicts or interferes with any trademark (whether registered or unregistered) or trade name owned, used or applied for by any other Person except as would not have a Parent Material Adverse Effect. None of the goodwill associated with or inherent in any trademark (whether registered or unregistered) in which Parent has or purports to have an ownership interest has been impaired as determined by Parent in accordance with GAAP (in a manner consistent with the manner in which such items were historically determined and in accordance with the financial statements (including any related notes) contained or incorporated by reference in the Parent SEC Documents and the Parent Balance Sheet).

(j) Except as may be set forth in the Contracts listed on Section 4.12(b), 4.12(c) or 4.12(k) of the Parent Disclosure Letter or as contained in “off-the-shelf” license agreements entered into in the Ordinary Course of Business by Parent, (i) Parent is not bound by any Contract to indemnify, defend, hold harmless or reimburse any other Person with respect to any Intellectual Property infringement, misappropriation or similar claim which is material to Parent taken as a whole and (ii) Parent has never assumed, or agreed to discharge or otherwise take responsibility for, any existing or potential liability of another Person for infringement, misappropriation or violation of any Intellectual Property right, which assumption, agreement or responsibility remains in force as of the date of this Agreement.

(k) Neither Parent nor any of its Subsidiaries is party to any Contract that, as a result of such execution, delivery and performance of this Agreement, will cause the grant of any license or other right to any Parent IP Rights, result in breach of, default under or termination of such Contract with respect to any Parent IP Rights, or impair the right of Parent or the Surviving Entity and its Subsidiaries to use, sell or license or enforce any Parent IP Rights or portion thereof, except for the occurrence of any such grant or impairment that would not individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect.

4.13 Agreements, Contracts and Commitments.

(a) Section 4.13 of the Parent Disclosure Letter identifies each Parent Contract that is in effect as of the date of this Agreement other than a Parent Employee Plan (each, an “Parent Material Contract” and collectively, the “Parent Material Contracts”):

(i) each Parent Contract relating to any material bonus, deferred compensation, severance, incentive compensation, pension, profit-sharing or retirement plans, or any other employee benefit plans or arrangements;

(ii) each Parent Contract requiring payments by Parent after the date of this Agreement in excess of $100,000 pursuant to its express terms relating to the employment of, or the performance of employment-related services by, any Parent Associate providing employment related, consulting or independent contractor services, not terminable by Parent on thirty (30) calendar days’ or less notice without liability;

(iii) each Parent Contract relating to any agreement or plan, including any option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased or the vesting of benefits of which will be accelerated, by the occurrence of any of the Contemplated Transactions (either alone or in conjunction with any other event, such as termination of employment), or the value of any of the benefits of which will be calculated on the basis of any of the Contemplated Transactions;

(iv) each Parent Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business;

(v) each Parent Contract containing (A) any covenant limiting the freedom of Parent or any of its Subsidiaries to engage in any line of business or compete with any Person, or limiting the development, manufacture or distribution of the Parent’s products or services (B) any most-favored pricing arrangement, (C) any exclusivity provision or (D) any non-solicitation provision, in each case, out of the Ordinary Course of Business;

(vi) each Parent Contract (A) pursuant to which any Person granted Parent an exclusive license under any Intellectual Property, or (B) pursuant to which Parent granted any Person an exclusive license under any Parent IP Rights;

(vii) each Parent Contract containing any royalty, dividend or similar arrangement based on the revenues or profits of Parent, any of its Subsidiaries, or of a product;

(viii) each Parent Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $100,000 pursuant to its express terms and not cancelable without penalty;

(ix) each Parent Contract relating to the disposition or acquisition of material assets or any ownership interest in any Entity, in each case, involving payments in excess of $100,000 after the date of this Agreement;

(x) each Parent Contract entered into in settlement of any Legal Proceeding or other dispute pursuant to which Parent or any of its Subsidiaries has outstanding obligations to pay consideration in excess of $100,000;

(xi) each Parent Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $100,000 or creating any material Encumbrances with respect to any assets of Parent or any loans or debt obligations with officers or directors of Parent;

(xii) each Parent Contract requiring payment by or to Parent after the date of this Agreement in excess of $100,000 pursuant to its express terms relating to: (A) any distribution agreement (identifying any that contain exclusivity provisions), (B) any agreement involving provision of services or products with respect to any pre-clinical or clinical development activities of Parent, (C) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which Parent or any of its Subsidiaries has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which Parent or any of its Subsidiaries has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by Parent or such Subsidiary or (D) any Contract to license any patent, trademark registration, service mark registration, trade name or copyright registration to or from any third party to manufacture or produce any product, service or technology of Parent or any of its Subsidiaries or any Contract to sell, distribute or commercialize any products or service of Parent or any of its Subsidiaries, in each case, except for Parent Contracts entered into in the Ordinary Course of Business;

(xiii) each Parent Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to Parent in connection with the Contemplated Transactions and requiring payments by Parent after the date in this Agreement in excess of $100,000 pursuant to its express terms;

(xiv) each Parent Contract to which Parent or any of its Subsidiaries is a party or by which any of their assets and properties is currently bound (other than Parent Real Estate Leases), which involves annual obligations of payment by, or annual payments to, Parent or such Subsidiary in excess of $100,000;

(xv) any Parent Real Estate Lease;

(xvi) a Contract disclosed in or required to be disclosed in Section 4.12(b) or Section 4.12(c) of the Parent Disclosure Letter; or

(xvii) any other Parent Contract (other than Parent Real Estate Leases) that is not terminable at will (with no penalty or payment) by Parent or any of its Subsidiaries, and (A) which involves payment or receipt by Parent or such Subsidiary after the date of this Agreement under any such agreement, contract or commitment of more than $100,000 in the aggregate, or obligations after the date of this Agreement in excess of $100,000 in the aggregate or (B) that is material to the business or operations of Parent and its Subsidiaries taken as a whole.

(b) Parent has delivered or made available to the Company accurate and complete copies of all Parent Material Contracts, including all amendments thereto. There are no Parent Material Contracts that are not in written form. Parent has not nor, to Parent’s Knowledge as of the date of this Agreement, has any other party to a Parent Material Contract, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of any Parent Material Contract in such a manner, and, if such Parent Material Contract provides for a cure period, Parent or such other party fails to have cured such breach, violation or default, so that any other party or Parent, as the case may be, is permitted to modify, cancel or terminate any such Parent Material Contract, or would permit any other party to seek damages which would reasonably be expected to have a Parent Material Adverse Effect. As to Parent and its Subsidiaries, as of the date of this Agreement, each Parent Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. No Person is renegotiating, or has a right pursuant to the terms of any Parent Material Contract to change, any material amount paid or payable to Parent under any Parent Material Contract or any other material term or provision of any Parent Material Contract.

4.14 Compliance; Permits; Restrictions.

(a) Parent and each of its Subsidiaries is, and since January 1, 2024, has been in material compliance with all applicable Laws. No investigation, claim, suit, proceeding, audit, Order or other Legal Proceeding or action by any Governmental Authority is pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries. There is no agreement or Order binding upon Parent or any of its Subsidiaries which (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Parent or any of its Subsidiaries, any acquisition of material property by Parent or any of its Subsidiaries or the conduct of business by Parent or any of its Subsidiaries as currently conducted, (ii) is reasonably likely to have an adverse effect on Parent’s ability to comply with or perform any covenant or obligation under this Agreement or (iii) is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Contemplated Transactions.

(b) Except for matters regarding the FDA, Health Canada or other Drug/Device Regulatory Agency, each of Parent and its Subsidiaries holds all required Governmental Authorizations that are material to the operation of the business of Parent and Merger Subs as currently conducted (collectively, the “Parent Permits”). Section 4.14(b) of the Parent Disclosure Letter identifies each Parent Permit. Each of Parent and its Subsidiaries is in material compliance with the terms of the Parent Permits. No Legal Proceeding is pending or, to the Knowledge of Parent, threatened, which seeks to revoke, substantially limit, suspend or materially modify any Parent Permit. The rights and benefits of each Parent Permit, if any, will be available to Parent and the Surviving Entity immediately after the Second Effective Time on terms substantially identical to those enjoyed by Parent and its Subsidiaries as of the date of this Agreement and immediately prior to the First Effective Time.

(c) There are no Legal Proceedings pending or, to the Knowledge of Parent, threatened with respect to an alleged violation by Parent or any of its Subsidiaries of the FDCA, PHSA, FDA regulations adopted thereunder, the Controlled Substances Act, the Food and Drugs Act (Canada), the Controlled Drugs and Substances Act (Canada), or any other similar Law administered by a Drug/Device Regulatory Agency.

(d) Each of Parent and its Subsidiaries holds, and at all times have held, all required Governmental Authorizations issuable by any Drug/Device Regulatory Agency necessary for the conduct of the business of Parent and Merger Subs as currently conducted, and, as applicable, the development, testing, manufacturing, processing, storage, labeling, sale, marketing, advertising, distribution and importation or exportation, in connection with any of its product candidates (the “Parent Product Candidates”) (the “Parent Regulatory Permits”), and no such Parent Regulatory Permit has been (i) revoked, withdrawn, suspended, cancelled or terminated or (ii) modified in any adverse manner other than immaterial adverse modifications. Section 4.14(d) of the Parent Disclosure Letter identifies each Parent Regulatory Permit. Parent has timely maintained and is in compliance in all material respects with the Parent Regulatory Permits and neither Parent nor or any of its Subsidiaries has, since January 1, 2024, received any written notice or correspondence or, to the Knowledge of

Parent, other communication from any Drug/Device Regulatory Agency regarding (A) any material violation of or failure to comply materially with any term or requirement of any Parent Regulatory Permit or (B) any revocation, withdrawal, suspension, cancellation, termination or material modification of any Parent Regulatory Permit.

(e) Parent has made available to the Company all material information requested by the Company in Parent’s or its Subsidiaries’ possession or control relating to material Parent Product Candidates and the development, testing, manufacturing, processing, storage, labeling, sale, marketing, advertising, distribution and importation or exportation of the Parent Product Candidates or Parent Regulatory Permits, including, but not limited to, complete copies of the following (to the extent there are any): (i) adverse event reports; pre-clinical, clinical and other study reports and material study data; (ii) inspection reports, notices of adverse findings, untitled letters, warning letters, filings and letters and other written correspondence to and from any Drug/Device Regulatory Agency and meeting minutes with any Drug/Device Regulatory Agency; and (iii) similar reports, material study data, notices, letters, filings, correspondence and meeting minutes with any other Governmental Authority. All such information is accurate and complete in all material respects.

(f) All clinical, pre-clinical and other studies and tests conducted by or on behalf of, or sponsored by, Parent or its Subsidiaries, in which Parent or its Subsidiaries or their respective product candidates, including the Parent Product Candidates, have participated were, since January 1, 2024, and, if still pending, are being conducted in accordance in all material respects with standard medical and scientific research procedures, in accordance in all material respects with the applicable protocols and in compliance in all material respects with the applicable regulations of the Drug/Device Regulatory Agencies and other applicable Law, including 21 C.F.R. Parts 11, 50, 54, 56, 58, 312 and 812. Since January 1, 2024, neither Parent nor any of its Subsidiaries has received any written notices, correspondence, or other communications from any Drug/Device Regulatory Agency, Governmental Authority, institutional review board, ethics committee or safety monitoring committee requiring or, to the Knowledge of Parent, any action to place a clinical hold order on, or otherwise terminate, delay or suspend any clinical studies conducted by or on behalf of, or sponsored by, Parent or any of its Subsidiaries or in which Parent or any of its Subsidiaries or its current product candidates, including the Parent Product Candidates, have participated. Further, no clinical investigator, researcher or clinical staff participating in any clinical study conducted by or, to the Knowledge of Parent, on behalf of Parent or any of its Subsidiaries has been disqualified from participating in studies involving the Parent Product Candidates, and to the Knowledge of Parent, no such administrative action to disqualify such clinical investigators, researchers or clinical staff has been threatened or is pending.

(g) Neither Parent nor any of its Subsidiaries and, to the Knowledge of Parent, any contract manufacturer with respect to any Parent Product Candidate is or has been the subject of any pending or, to the Knowledge of Parent, threatened investigation in respect of its business or products by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto or by any other Drug/Device Regulatory Agency. Neither Parent nor any of its Subsidiaries, nor any of their officers, directors, employees or agents have been debarred or excluded from participation in any federal healthcare programs. Neither Parent nor any of its Subsidiaries have and, to the Knowledge of Parent, no contract manufacturer, nor their respective officers, employees or agents, with respect to any Parent Product Candidate has committed any acts, made any statement or failed to make any statement, in each case in respect of its business or products that would violate FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy, and any amendments thereto or a comparable policy of any other Drug/Device Regulatory Agency. None of Parent, any of its Subsidiaries, and to the Knowledge of Parent, any contract manufacturer with respect to any Parent Product Candidate, or any of their respective officers, employees or agents is currently or has been debarred, convicted of any crime or is engaging or has engaged in any conduct that could result in a material debarment or exclusion under (i) 21 U.S.C. Section 335a or (ii) any similar applicable Law. To the Knowledge of Parent, no material debarment or exclusionary claims, actions, proceedings or investigations in respect of their business or products are pending or threatened against Parent, any of its Subsidiaries, and to the Knowledge of the Parent, any contract manufacturer with respect to any Parent Product Candidate, or any of its officers, employees or agents.

(h) All manufacturing operations conducted by, or to the Knowledge of Parent, for the benefit of, Parent or its Subsidiaries in connection with any Parent Product Candidate, since January 1, 2024, have been and are being conducted in compliance in all material respects with applicable Laws, including standards for current good manufacturing practices of any Drug/Device Regulatory Agency, including applicable requirements contained in 21 C.F.R. Parts 210 and 211, and the respective counterparts thereof promulgated by Governmental Authorities in countries outside the United States.

(i) None of Parent, any of its Subsidiaries, and to the Knowledge of Parent, any manufacturing site of a contract manufacturer or laboratory, with respect to any Parent Product Candidate, (i) is or has been subject to a Drug/Device Regulatory Agency shutdown or import or export prohibition or (ii) has received any Form FDA 483, notice of violation, warning letter, untitled letter or similar correspondence or notice from the FDA, Health Canada or other Drug/Device Regulatory Agency alleging or asserting material noncompliance with any applicable Law, in each case, that have not been complied with or closed to the satisfaction of the relevant Drug/Device Regulatory Agency, and, to the Knowledge of Parent, neither the FDA, Health Canada nor any other Drug/Device Regulatory Agency is considering such action.

(j) Parent and its Subsidiaries have at all times since its formation conducted its business, including the possession, research, development, manufacture, storage, marketing, distribution, sale, and disposition of cannabis and cannabinoid products (collectively, the “Commercial Products”), in compliance with all applicable Laws, including the Federal Food, Drug, and Cosmetic Act, the Controlled Substances Act, the Agricultural Marketing Act of 1946 (as amended by the Agriculture Improvement Act of 2018 (the “2018 Farm Bill”)), all applicable regulations of the FDA, the U.S. Drug Enforcement Administration (“DEA”), any applicable state department of agriculture, any applicable state pharmacy board, the Canadian Food and Drugs Act and Cannabis Act and regulations made thereunder, applicable provincial legislation, Health Canada, and any other Governmental Authority with jurisdiction over the Commercial Products or the business of Parent or any of its Subsidiaries (collectively, the “Cannabinoid Laws”).

(k) Parent has not received any written notice, citation, warning letter, Form FDA-483 observation, untitled letter, notice of violation, adverse inspection report, or similar communication from any Governmental Authority (including the FDA, DEA, any state department of agriculture, or any state attorney general, Health Canada or any provincial regulator) alleging any violation of, or noncompliance with, any Cannabinoid Law with respect to the Commercial Products or the business of Parent. No inspection, audit, investigation, or inquiry by any Governmental Authority relating to the Commercial Products or the business of Parent is pending or, to the Knowledge of Parent, threatened.

(l) No Commercial Product has been, or is required to be, classified, listed, registered, or scheduled as a “controlled substance” under the Controlled Substances Act (21 U.S.C. § 801 et seq.) or, to the Knowledge of the Parent, any analogous state Law as currently in effect. No Commercial Product, as manufactured, stored, distributed, sold, or otherwise made available by Parent prior to or as of the date hereof, exceeds or has at any time exceeded the total tetrahydrocannabinol concentration threshold applicable under the 2018 Farm Bill or, to the Knowledge of the Parent, any applicable state Law, in each case as in effect at the time of such manufacture, storage, distribution, sale, or other availability. Parent holds all licenses, authorizations and registrations required to possess, manufacture, store, distribute, sell or otherwise make available the Commercial Products and does not otherwise possess, manufacture, store, distribute, sell or make available any other products containing cannabis, a cannabinoid or hemp.

4.15 Legal Proceedings; Orders.

(a) Except as set forth on Section 4.1(c) of the Parent Disclosure Letter, there is no pending Legal Proceeding and, to the Knowledge of Parent, no Person has threatened in writing to commence any Legal

Proceeding: (i) that involves Parent or any of its Subsidiaries or any Parent Associate (in his or her capacity as such) or any of the material assets owned or used by Parent or any of its Subsidiaries or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.

(b) There is no Order to which Parent or any of its Subsidiaries, or any of the material assets owned or used by Parent or any of its Subsidiaries is subject. To the Knowledge of Parent, no officer or other Parent Key Employee or any of its Subsidiaries is subject to any Order that prohibits such officer or employee from engaging in or continuing in any conduct, activity or practice relating to the business of Parent or any of its Subsidiaries or any material assets owned or used by Parent or any of its Subsidiaries.

4.16 Tax Matters.

(a) Each of Parent and each of its Subsidiaries has timely filed (or caused to be timely filed) all income Tax Returns and all other material Tax Returns required to be filed by it under applicable Law (taking into account any applicable extensions). All such Tax Returns were true, correct and complete in all material respects. Subject to exceptions as would not be material, no written claim has been made by a Governmental Authority in a jurisdiction where Parent or any of its Subsidiaries, as applicable, does not file Tax Returns that indicates that Parent or such Subsidiary, as applicable, is subject to taxation by that jurisdiction.

(b) All material amounts of Taxes due and owing by Parent or any of its Subsidiaries (whether or not shown on any Tax Return) have been timely paid (taking into account any applicable extensions).

(c) Each of Parent and each of its Subsidiaries has withheld and paid to the appropriate Governmental Authority all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.

(d) There are no Encumbrances for a material amount of Taxes (other than Encumbrances described in clause (a) of the definition of “Permitted Encumbrances”) upon any of the assets of Parent or any of its Subsidiaries.

(e) No deficiencies for a material amount of Taxes of Parent or any of its Subsidiaries have been claimed, proposed or assessed by any Governmental Authority in writing that have not been timely paid in full or finally resolved. There are no pending (or, based on written notice, threatened) material audits, assessments, examinations or other actions for or relating to any liability in respect of Taxes of Parent or any of its Subsidiaries. Neither Parent nor any of its Subsidiaries has granted a waiver of any statute of limitations in respect of a material amount of Taxes or an extension of time with respect to a material Tax assessment or deficiency that, in each case, is currently in effect, other than waivers resulting from automatically granted extensions of time to file Tax Returns.

(f) Neither Parent nor any of its Subsidiaries is a party to any Tax allocation, Tax sharing or similar agreement (including indemnity arrangements), other than Ordinary Course Agreements.

(g) Neither Parent nor any of its Subsidiaries has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is Parent or one of its Subsidiaries). Neither Parent nor any of its Subsidiaries has any material Liability for the Taxes of any Person (other than Parent or its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or non-U.S. law), or section 160 of the ITA, as a transferee or successor, or by Contract (other than an Ordinary Course Agreement).

(h) Neither Parent nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code.

(i) Neither Parent nor any of its Subsidiaries has (i) entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations Sections 1.6011-4(b)(2) or 301.6111-2(b)(2) or (ii) undertaken, participated in or been contractually obligated to participate in any “reportable transaction” as defined in subsection 237.3(1) of the ITA or any “notifiable transaction” as defined in subsection 237.4(1) of the ITA.

(j) Neither Parent nor any of its Subsidiaries is aware of any facts or circumstances or has taken or agreed to take any action, in each case, that would reasonably be expected to prevent or impede the Intended Tax Treatment.

(k) No facts, circumstances or events exist that are reasonably expected to result in the application of any of sections 17, 78, 79, or 80 to 80.04 of the ITA (or any similar provision of any other applicable Law) to Parent or any of its Subsidiaries.

4.17 Employee and Labor Matters; Benefit Plans.

(a) The Parent has made available to Company a list setting forth, for each Parent Associate who is an employee of Parent or any of its Subsidiaries, such employee’s name (unless prohibited by applicable Privacy Law), employer, title, hire date, location, whether full- or part-time, whether active or on leave (and, if on leave, the expected return), annual vacation entitlement and accruals, whether exempt from the Fair Labor Standards Act or applicable state Law or applicable provincial employment standards Law, annual salary (or if hourly, hourly rate), most recent annual bonus received and current annual bonus opportunity. The Parent has made available to Company a list setting forth, for each Parent Associate who is an individual independent contractor engaged by Parent or any of its Subsidiaries, such contractor’s name, duties and rate of compensation.

(b) The employment of Parent’s employees located in the United States is terminable by Parent at will. No employee of Parent located in Canada has any agreement as to length of notice or severance payment required to terminate his or her employment, other than such as results by applicable Law from the employment of an employee without an agreement as to notice or severance. Parent has made available to the Company accurate and complete copies of all employee manuals and handbooks, to the extent currently effective and material. There are no change of control payments, golden parachutes, severance payments, retention payments or termination or agreements or transaction bonuses with any current or former Parent Associate providing for cash or other compensation or benefits upon the consummation of, or relating to, the Contemplated Transactions.

(c) Parent is not a party to, bound by the terms of, and does not have a duty to bargain under, any collective bargaining agreement or other Contract with a labor organization representing any of its employees, and there are no labor organizations representing or, to the Knowledge of Parent, purporting to represent or seeking to represent any employees of Parent. No union or employee bargaining agent holds bargaining rights with respect to any employees of Parent.

(d) Section 4.17 of the Parent Disclosure Letter lists and describes all Parent Employee Plans (other than employment arrangements which are terminable “at will” without any contractual obligation on the part of Parent or any of its Subsidiaries to make any severance, termination, change in control or similar payment and that are substantively identical to the employment arrangements made available to the Company). Parent has provided current, true and complete copies of each Parent Employee Plan (or if oral, summaries thereof), together with all related documentation.

(e) Each Parent Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter with respect to such qualified status from the IRS. To the Knowledge of Parent, nothing has occurred that would reasonably be expected to adversely affect the qualified status of any such Parent Employee Plan or the exempt status of any related trust.

(f) Each Parent Employee Plan has been established, maintained, registered and operated in compliance, in all material respects, with its terms all applicable Law, including, without limitation, the Code, ERISA and the Affordable Care Act. No Legal Proceeding (other than those relating to routine claims for benefits) is pending or, to the Knowledge of Parent, threatened with respect to any Parent Employee Plan. All payments and/or contributions required to have been made with respect to all Parent Employee Plans either have been made or have been accrued in accordance with the terms of the applicable Parent Employee Plan and applicable Law except as would not be material to Parent.

(g) Neither Parent nor any of its ERISA Affiliates maintains, contributes to or is required to contribute to, or has, in the past six (6) years, maintained, contributed to or been required to contribute to (i) any “employee benefit plan” that is or was subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) a Multiemployer Plan, (iii) any funded welfare benefit plan within the meaning of Section 419 of the Code, (iv) any Multiple Employer Plan, or (v) any Multiple Employer Welfare Arrangement. Neither Parent nor any of its ERISA Affiliates has in the past six (6) years incurred any liability under Title IV of ERISA. No Parent Employee Plan is or is intended to be a “registered pension plan”, a “retirement compensation arrangement”, a “registered retirement savings plan”, a “deferred profit sharing plan”, an “employee life and health trust” or an “employees profit sharing plan” as each such term is defined in the ITA.

(h) No Parent Employee Plan provides for, and neither Parent nor any of its Subsidiaries has promised to provide any, medical or other welfare benefits to any service provider beyond termination of service or retirement, other than (i) pursuant to COBRA or an analogous state law or provincial employment standards law requirement or (ii) continuation coverage through the end of the month in which such termination or retirement occurs. Parent does not sponsor or maintain any self-funded medical or long-term disability benefit plan.

(i) No Parent Employee Plan is subject to any law of a foreign jurisdiction outside of the United States or Canada.

(j) Each Parent Employee Plan that constitutes in any part a “nonqualified deferred compensation plan” (as such term is defined under Section 409A(d)(1) of the Code and the guidance thereunder) (each, a “Parent 409A Plan”) has been operated and maintained in all material respects in operational and documentary compliance with the requirements of Section 409A of the Code and the applicable guidance thereunder. No payment to be made under any Parent 409A Plan is or, when made in accordance with the terms of the Parent 409A Plan, will be subject to the penalties of Section 409A(a)(1) of the Code.

(k) Parent is in material compliance with all Employment-Related Laws (including employment standards Laws) and in each case, with respect to the employees of Parent: (i) has withheld and reported all material amounts required by Law or by agreement to be withheld and reported with respect to wages, salaries and other payments to employees, (ii) is not liable for any material amounts of arrears of wages, vacation pay, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing and (iii) is not liable for any material payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the Ordinary Course of Business). There are no material Legal Proceedings, claims, labor disputes or organizing activities, or grievances pending or, to the Knowledge of Parent, threatened or reasonably anticipated against or involving Parent or any trustee of Parent relating to any employee, contingent worker, director, employment agreement or Parent Employee Plan (other than routine claims for benefits) or Employment-Related Laws (including employment standards Laws). To the Knowledge of Parent, there are no material pending or threatened or reasonably anticipated claims or actions against Parent, any Parent trustee or any trustee of any Subsidiary of Parent under any workers’ compensation policy or long-term disability policy. Parent is not a party to a conciliation agreement, consent decree or other agreement or Order with any federal, state or local agency or Governmental Authority with respect to employment practices.

(l) Parent has no material liability with respect to any misclassification within the past three (3) years of: (i) any Person as an independent contractor rather than as an employee, (ii) any employee leased from another employer or (iii) any employee currently or formerly classified as exempt from overtime wages. Parent has not taken any action which would constitute a “group termination”, “plant closing” or “mass layoff” within the meaning of the WARN Act or applicable employment standards Law, issued any notification of a plant closing or mass layoff required by the WARN Act (nor has Parent been under any requirement or obligation to issue any such notification), or incurred any liability or obligation under the WARN Act or applicable employment standards Law that remains unsatisfied.

(m) To the Knowledge of Parent, there has never been, nor has there been any threat of, any strike, slowdown, work stoppage, lockout, job action, union, organizing activity, question concerning representation or any similar activity or dispute, with respect to any Parent Associate. No event has occurred within the past six months, and no condition or circumstance exists, that, to the Knowledge of Parent, might directly or indirectly be likely to give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, job action, union organizing activity, question concerning representation or any similar activity or dispute.

(n) Parent is not, nor has Parent been, engaged in any material unfair labor practice within the meaning of the National Labor Relations Act or other applicable labour Law. There is no material Legal Proceeding, claim, labor dispute or grievance pending or, to the Knowledge of Parent, threatened or reasonably anticipated relating to any employment contract, privacy right, labor dispute, wages and hours, leave of absence, plant closing notification, workers’ compensation policy, long-term disability policy, harassment, retaliation, immigration, employment statute or regulation, safety or discrimination matter involving any current or former employee of Parent, including charges of unfair labor practices or discrimination complaints.

(o) There is no contract, agreement, plan or arrangement to which Parent or any of its Subsidiaries is a party or by which it is bound to compensate any of its employees or other service providers for any income or excise taxes paid pursuant to the Code, including, but not limited to, Section 4999 or Section 409A of the Code.

(p) Neither Parent nor any of its Subsidiaries is a party to any Contract that as a result of the execution and delivery of this Agreement, the stockholder approval of this Agreement, nor the consummation of the transactions contemplated hereby, could (either alone or in conjunction with any other event) (i) result in the payment of any “parachute payment” within the meaning of Section 280G of the Code or (ii) result in, or cause the accelerated vesting, payment, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer, director or other service provider of Parent or any of its Subsidiaries.

4.18 Environmental Matters. Since January 1, 2024, Parent and each of its Subsidiaries has complied with all applicable Environmental Laws, which compliance includes the possession by Parent of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in compliance that, individually or in the aggregate, would not result in a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries has received since January 1, 2024, any written notice or other communication (in writing or otherwise), whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that Parent or any of its Subsidiaries is not in compliance with any Environmental Law, and, to the Knowledge of Parent, there are no circumstances that may prevent or interfere with Parent’s or any of its Subsidiaries’ compliance with any Environmental Law in the future, except where such failure to comply would not reasonably be expected to have a Parent Material Adverse Effect. To the Knowledge of Parent: (i) no current or prior owner of any property leased or controlled by Parent or any of its Subsidiaries has received since January 1, 2024, any written notice or other communication relating to property owned or leased at any time by Parent or any of its Subsidiaries, whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that such current or prior owner or Parent or any of its Subsidiaries is not in compliance with or violated any Environmental Law relating to such property and (ii) neither Parent nor any of its Subsidiaries has any material liability under any Environmental Law. Parent has made available all environmental site assessments, environmental audits and other material environmental documents in the Parent’s possession or control relating to the Parent and its Subsidiaries, including the Parent’s and its Subsidiaries’ business and current or former facilities.

4.19 Insurance. Parent has delivered to the Company accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of Parent and its Subsidiaries (including Merger Subs). Each of such insurance policies is in full force and effect and Parent and its Subsidiaries (including Merger Subs) are in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, since January 1, 2024, neither Parent nor any of its Subsidiaries has received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy or (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. Each of Parent and its Subsidiaries (including Merger Subs) has provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending against Parent or such Subsidiary for which Parent or such Subsidiary has insurance coverage, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed Parent or any of its Subsidiaries of its intent to do so.

4.20 Transactions with Affiliates. Except as set forth in the Parent Public Disclosure Record as of the date of this Agreement, since the date of Parent’s last proxy statement filed with the SEC, no event has occurred that would be required to be reported by Parent pursuant to Item 404 of Regulation S-K promulgated by the SEC. Section 4.20 of the Parent Disclosure Letter identifies each Person who is (or who may be deemed to be) an Affiliate of Parent as of the date of this Agreement.

4.21 No Financial Advisors. Except as set forth on Section 4.21 of the Parent Disclosure Letter, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of Parent.

4.22 Valid Issuance. The Parent Common Shares and the Parent Convertible Preferred Shares to be issued in the Merger will, when issued in accordance with the provisions of this Agreement, be validly issued, fully paid and nonassessable. The Parent Common Shares issuable upon (a) exercise of any Assumed Warrant, (b) exercise of any Pre-Funded Warrant, and (c) conversion of any Parent Preferred Shares, upon issuance in accordance with the terms of the applicable Assumed Warrant and Pre-Funded Warrant, will be validly issued, fully paid and nonassessable.

4.23 Privacy and Data Security. Parent and its Subsidiaries are and since January 1, 2024, have been in compliance with all applicable Privacy Laws and the applicable terms of any Parent Contracts governing privacy, data protection, data security, trans-border data flow, data loss, data theft, or breach notification, data localization, sending solicited or unsolicited electronic mail or text messages, cookies or other tracking technology, or the collection, handling, use, maintenance, storage, disclosure, transfer, or other processing of, Personal Information (including any such information of individuals, clinical trial participants, patients, patient family members, caregivers or advocates, physicians and other health care professionals, clinical trial investigators, researchers, pharmacists that interact with Parent or any of its Subsidiaries in connection with the operation of Parent’s and its Subsidiaries’ business), except, in each case, for such noncompliance as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. To the Knowledge of Parent, Parent (i) has implemented and maintains reasonable Privacy Policies that materially comply with applicable Privacy Laws and are designed to protect the privacy and security of Personal Information and (ii) has complied with such Privacy Policies, except for such noncompliance as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. To the Knowledge of Parent, no Legal Proceeding has been asserted or threatened against Parent by any Person alleging a violation of Privacy Laws, Privacy Policies, or the applicable terms of any Parent Contracts governing privacy, data protection, data security, trans-border data flow, data loss, data theft, or breach notification, data localization, sending solicited or unsolicited electronic mail or text messages, cookies or other tracking technology, or the collection, handling, use, maintenance, storage, disclosure, transfer, or other processing of, Personal Information. To the Knowledge of Parent, there have been no data security incidents or data breaches, or other adverse events or incidents that have resulted in any unauthorized access, use, disclosure, modification or destruction of, Personal Information or other data in the possession or control of Parent or any service provider acting on behalf of Parent, in each case, where such incident, breach, or event has resulted in a notification obligation to any Person under applicable Law or pursuant to the terms of any Parent Contract. To the Knowledge of Parent, Parent is not a “covered entity” or a “business associate” as those terms are defined under the Health Insurance Portability and Accountability Act, as amended.

4.24 Trade Control Laws. Since March 1, 2021, Parent and its Subsidiaries have been in material compliance with all applicable Trade Laws and have obtained, or are otherwise qualified to rely upon, all material Trade Approvals. There are no pending or threatened claims against the Parent or its Subsidiaries, nor any actions, conditions, facts or circumstances that would reasonably be expected to give rise to any material future claims with respect to the Trade Laws or Trade Approvals.

4.25 Certain Payments. Neither Parent nor any of its Subsidiaries (nor, to the knowledge of Parent, any of their respective directors, executives, representatives, agents or employees) (a) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity, (b) has used or is using any corporate funds for any direct or indirect unlawful payments to any foreign or domestic governmental officials or employees, (c) has violated or is violating any provision of the Foreign Corrupt Practices Act of 1977 (U.S.), the Criminal Code (Canada) or the Corruption of Foreign Public Officials Act (Canada), (d) has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties or (e) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature.

4.26 Merger Subs. Each Merger Sub was formed solely for the purpose of engaging in the Merger and the other transactions contemplated hereby and has engaged in no business other than in connection with the transactions contemplated by this Agreement.

4.27 Resale Restrictions. The distribution of Parent Common Shares and Parent Convertible Preferred Shares pursuant to this Agreement and the transactions contemplated herein shall be exempt from the prospectus requirements of Canadian Securities Laws and such securities will not be subject to any “hold period” resale restrictions under National Instrument 45-102 – Resale of Securities of the Canadian Securities Administrators, provided the conditions in subsection 2.6(3) thereof are satisfied in respect of any such trade.

4.28 No Other Representations or Warranties. Parent hereby acknowledges and agrees that, except for the representations and warranties contained in this Agreement, neither the Company nor any of its Subsidiaries nor any other person on behalf of the Company makes any express or implied representation or warranty with respect to the Company or with respect to any other information provided to Parent, Merger Subs or stockholders or any of their respective Affiliates in connection with the Contemplated Transactions, and (subject to the express representations and warranties of the Company set forth in Section 3 (in each case as qualified and limited by the Company Disclosure Letter)) none of Parent, Merger Subs nor any of their respective Representatives or stockholders, has relied on any such information (including the accuracy or completeness thereof).

Section 5. Certain Covenants of the Parties.

5.1 Operation of Parent’s Business.

(a) Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Section 5.1(a) of the Parent Disclosure Letter, (iii) as required by applicable Law, or (iv) unless the Company shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the period commencing on the date of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Section 10 and the First Effective Time (the “Pre-Closing Period”), Parent shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to (x) conduct its business and operations in the Ordinary Course of Business and in material compliance with all applicable Law and the requirements of all Contracts that constitute Parent Material Contracts and (y) continue to pay material outstanding accounts payable and other material current Liabilities (including payroll) when due and payable.

(b) Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Section 5.1(b) of the Parent Disclosure Letter, (iii) as required by applicable Law, or (iv) with the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, Parent shall not, nor shall it cause or permit any of Subsidiaries to, do any of the following:

(i) declare, accrue, set aside or pay any dividend or make any other distribution (other than the Parent Pre-Closing Distribution or the Parent Legacy Transaction Distribution, in each case if any), in each case, out of the Ordinary Course of Business, in respect of any shares of its capital stock or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities, (except for Parent Common Shares from terminated employees, directors or consultants of Parent or in connection with the payment of the exercise price or withholding Taxes incurred upon the exercise, settlement or vesting of any award or purchase rights granted under any Parent equity incentive plan in accordance with the terms of such award in effect on the date of this Agreement); provided that any ordinary course dividend or other distribution declared by Parent during the Pre-Closing Period shall reduce the Parent Net Cash dollar-for-dollar;

(ii) except as required to give effect to anything in contemplation of the Closing, amend any of its Organizational Documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Contemplated Transactions;

(iii) sell, issue, grant, pledge or otherwise dispose of or encumber or authorize the issuance of: (A) any capital stock or other security (except for Parent Common Shares issued upon the valid exercise or settlement of outstanding Parent Options), (B) any option, warrant or right to acquire any capital stock or any other security or (C) any instrument convertible into or exchangeable for any capital stock or other security;

(iv) form any Subsidiary or acquire any equity interest or other interest in any other Entity or enter into a joint venture with any other Entity;

(v) (A) lend money to any Person, (B) incur or guarantee any indebtedness for borrowed money, (C) guarantee any debt securities of others or (D) make any capital expenditure or commitment in excess of $100,000;

(vi) (A) adopt, establish or enter into any Parent Employee Plan, including, for the avoidance of doubt, any equity awards plans, (B) cause or permit any Parent Employee Plan to be amended other than as required by law or in order to make amendments for the purposes of compliance with Section 409A of the Code, (C) pay any bonus or make any profit-sharing or similar payment to (except with respect to obligations in place on the date of this Agreement pursuant to any Parent Employee Plan disclosed to the Company), or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers, employees or consultants, (D) increase the severance or change of control benefits offered to any current or new employees, directors or consultants, (E) hire any officer, employee or consultant, or (F) negotiate or enter into any collective agreement with any labour organization;

(vii) acquire any material asset or sell, lease, license or otherwise irrevocably dispose of any of its assets or properties, or grant any Encumbrance with respect to such assets or properties;

(viii) sell, assign, transfer, license, sublicense or otherwise dispose of any material Parent IP Rights (other than pursuant to non-exclusive licenses in the Ordinary Course of Business or pursuant to the consummation of any Parent Legacy Transaction);

(ix) other than in the Ordinary Course of Business: (A) make, change or revoke any material Tax election; (B) file any amended income or other material Tax Return; (C) adopt or change any material accounting method in respect of Taxes; (D) enter into any material Tax closing agreement, settle any material Tax claim or assessment; (E) consent to any extension or waiver of the limitation period applicable to or relating to any material Tax claim or assessment; or (F) surrender any material claim for refund;

(x) waive, settle or compromise any pending or threatened Legal Proceeding against Parent or any of its Subsidiaries, other than waivers, settlements or agreements (A) for an amount not in excess of $100,000 in the aggregate (excluding amounts to be paid under existing insurance policies or renewals thereof) and (B) that do not impose any material restrictions on the operations or businesses of Parent or its Subsidiaries, taken as a whole, or any equitable relief on, or the admission of wrongdoing by Parent or any of its Subsidiaries;

(xi) forgive any loans to any Person, including its employees, officers, directors or Affiliate;

(xii) terminate or modify in any material respect, or fail to exercise renewal rights with respect to, any material insurance policy;

(xiii) other than in respect of the Parent Legacy Business in connection with any Parent Legacy Transaction, (A) materially change pricing or royalties or other payments set or charged by Parent or any of Subsidiaries to its customers or licensees or (B) agree to materially change pricing or royalties or other payments set or charged by Persons who have licensed Intellectual Property to Parent or any of Subsidiaries;

(xiv) delay or fail to repay when due any material obligation, including accounts payable and accrued expenses;

(xv) enter into, amend in a manner adverse to Parent or terminate any Parent Material Contract outside of the Ordinary Course of Business; or

(xvi) agree, resolve or commit to do any of the foregoing.

Nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct the operations of Parent prior to the First Effective Time. Prior to the First Effective Time, Parent shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

(c) Notwithstanding any provision herein to the contrary (including the foregoing provisions of this Section 5.1), Parent may:

(i) (A) engage in the sale, license, transfer, disposition, divestiture or other monetization transaction (i.e., a royalty transaction), (B) winding down, and/or (C) dividend or other distribution, in each case, of the Parent Legacy Business (including, without limitation, terminating its Parent Real Estate Leases and other Parent Contracts) (each, a “Parent Legacy Transaction”) and, in connection with any Parent Legacy Transaction, (1) establish one or more Subsidiaries to hold assets of the Parent Legacy Business, (2) transfer to any such Subsidiary any or all of the assets of the Parent Legacy Business and the liabilities and obligations related thereto, and (3) take such other steps that are reasonably necessary to prepare for a Parent Legacy Transaction; provided, however, that to the extent any Parent Legacy Transaction results in material obligations of Parent that will extend beyond Closing (other than the right of Parent to receive proceeds as a result of such Parent Legacy Transaction), such terms shall be reasonably acceptable to the Company and any such post-Closing obligations shall be a reduction to Parent Net Cash; and

(ii) if applicable, declare and pay a dividend or return of capital (or a combination thereof) on Parent Common Shares outstanding prior to the First Effective Time (excluding, for the avoidance of doubt, any Parent Common Shares issuable pursuant to the Contemplated Transactions) up to an amount, to be determined in accordance with Section 2.8, equal to the aggregate of Parent’s reasonable, good faith approximation of the amount by which Parent Net Cash will exceed negative $3,400,000 (such dividend or return of capital (or combination thereof), the “Parent Pre-Closing Distribution” and such amount, the “Parent Pre-Closing Distribution Amount”).

5.2 Operation of the Company’s Business.

(a) Except (i) as expressly contemplated or permitted by this Agreement or the Subscription Agreement, (ii) as set forth in Section 5.2(a) of the Company Disclosure Letter, (iii) as required by applicable Law, (iv) with respect to any Company Pre-Closing Financing or the issuance of any Company Notes, which are expressly permitted, or (v) unless Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the Pre-Closing Period the Company shall use commercially reasonable efforts to conduct its business and operations in the Ordinary Course of Business and in material compliance with all applicable Law and the requirements of all Contracts that constitute Company Material Contracts. For the avoidance of doubt, during the Pre-Closing Period, Ordinary Course of Business, with respect to the Company, shall also include such build-out, expansion, and development activities as are customary and reasonable for biotechnology companies at a stage of development substantially similar to that of the Company as of the date hereof, including, without limitation, activities relating to personnel hiring and retention, laboratory and office expansion, clinical and regulatory infrastructure development, manufacturing scale-up (including engagement of contract development and manufacturing organizations), implementation of quality and compliance systems, and other operational capability enhancements.

(b) Except (i) as expressly contemplated or permitted by this Agreement or the Subscription Agreement, (ii) as set forth in Section 5.2(b) of the Company Disclosure Letter, (iii) as required by applicable Law, (iv) in connection with any Company Pre-Closing Financing or the issuance of any Company Notes, which are expressly permitted, or actions taken in the Ordinary Course of Business, or (v) with the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, the Company shall not do any of the following:

(i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock; or repurchase, redeem or otherwise reacquire any shares of Company Capital Stock or other securities (except for shares of Company Common Stock from terminated employees, directors or consultants of the Company);

(ii) except as required to give effect to anything in contemplation of the Closing, amend any of its Organizational Documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Contemplated Transactions;

(iii) other than in the Ordinary Course of Business, sell, issue, grant, or authorize any of the foregoing actions with respect to the shares of Company Capital Stock outstanding as of the date of this Agreement: (A) any capital stock or other security of the Company (except for shares of outstanding Company Common Stock issued upon the valid exercise of Company Options or Company Warrants), (B) any option, warrant or right to acquire any capital stock or any other security or (C) any instrument convertible into or exchangeable for any capital stock or other security of the Company;

(iv) other than in the Ordinary Course of Business, acquire any equity interest or other interest in any other Entity or enter into a joint venture with any other Entity;

(v) (A) lend money to any Person, (B) incur or guarantee any indebtedness for borrowed money, or (C) guarantee any debt securities of others;

(vi) sell, lease, license or otherwise irrevocably dispose of any of its assets or properties, or grant any Encumbrance with respect to such assets or properties, except in the Ordinary Course of Business;

(vii) sell, assign, transfer, license, sublicense or otherwise dispose of any material Company IP Rights (other than pursuant to non-exclusive licenses);

(viii) waive, settle or compromise any pending or threatened Legal Proceeding against the Company, other than waivers, settlements or agreements (A) for an amount not in excess of $100,000 in the aggregate (excluding amounts to be paid under existing insurance policies or renewals thereof) and (B) that do not impose any material restrictions on the operations or businesses of the Company or any equitable relief on, or the admission of wrongdoing by the Company;

(ix) other than in the Ordinary Course of Business: (A) make, change or revoke any material Tax election; (B) file any amended income or other material Tax Return; (C) adopt or change any material accounting method in respect of Taxes; (D) enter into any material Tax closing agreement, settle any material Tax claim or assessment; (E) consent to any extension or waiver of the limitation period applicable to or relating to any material Tax claim or assessment; or (F) surrender any material claim for refund;

(x) enter into, amend in a manner adverse to the Company or terminate any Company Material Contract outside of the Ordinary Course of Business; or

(xi) agree, resolve or commit to do any of the foregoing.

Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the operations of the Company prior to the First Effective Time. Prior to the First Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

5.3 Access and Investigation.

(a) Subject to the terms of the Confidentiality Agreement, which the Parties agree will continue in full force following the date of this Agreement, during the Pre-Closing Period, upon reasonable notice, Parent, on the one hand, and the Company, on the other hand, shall and shall use commercially reasonable efforts to cause such Party’s Representatives to: (a) provide the other Party and such other Party’s Representatives with reasonable access during normal business hours to such Party’s Representatives, personnel, property and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to such Party and its Subsidiaries, (b) provide the other Party and such other Party’s Representatives with such copies of the existing books, records, Tax Returns, work papers, product data, and other documents and information relating to such Party and its Subsidiaries, and with such additional financial, operating and other data and information regarding such Party and its Subsidiaries as the other Party may reasonably request, (c) permit the other Party’s officers and other employees to meet, upon reasonable notice and during normal business hours, with the chief financial officer and other officers and managers of such Party responsible for such Party’s financial statements and the internal controls of such Party to discuss such matters as the other Party may deem necessary, and (d) make available to the other Party copies of any material notice, report or other document filed with or sent to or received from any Governmental Authority in connection with the Contemplated Transactions. Any investigation conducted by either Parent or the Company pursuant to this Section 5.3 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the other Party.

(b) Notwithstanding anything herein to the contrary in this Section 5.3, no access or examination contemplated by this Section 5.3 shall be permitted to the extent that it would require any Party or its Subsidiaries to waive the attorney-client privilege or attorney work product privilege, or violate any applicable Law; provided that such Party or its Subsidiary (i) shall be entitled to withhold only such information that may not be provided without causing such violation or waiver, (ii) shall provide to the other Party all related information that may be provided without causing such violation or waiver (including, to the extent permitted, redacted versions of any such information) and (iii) shall enter into such effective and appropriate joint-defense agreements or other protective arrangements as may be reasonably requested by the other Party in order that all such information may be provided to the other Party without causing such violation or waiver.

5.4 No Solicitation.

(a) Each of Parent and the Company agrees that, during the Pre-Closing Period, neither it nor any of its Subsidiaries shall, nor shall it or any of its Subsidiaries authorize or permit any of its Representatives to, directly or indirectly: (i) solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry, (ii) furnish any non-public information regarding such Party to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry, (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry (other than to inform such Person of the existence of the provisions in this Section 5.4), (iv) approve, endorse or recommend any Acquisition Proposal, (v) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction or (vi) publicly propose to do any of the foregoing; provided, however, that, (x) any public disclosures made in compliance with Section 6.3(e) shall not constitute a violation of this Section 5.4 and (y) notwithstanding anything contained in this Section 5.4 and subject to compliance with this Section 5.4, prior to the approval of this Agreement by a Party’s stockholders (i.e., the Required Company Stockholder Vote, in the case of the Company, or the Required Parent Shareholder Vote in the case of Parent), such Party may furnish non-public information regarding such Party and its Subsidiaries to, and enter into discussions or negotiations with, any Person in response to a bona fide written Acquisition Proposal by such Person which such Party’s board of directors determines in good faith, after consultation with such Party’s financial advisors and outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Offer (and is not withdrawn) if: (A) such Acquisition Proposal was not obtained or made as a direct or indirect result of a breach of this Agreement, (B) the board of directors of such Party concludes in good faith based on the advice of outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the board of directors’ fiduciary duties under applicable Law, (C) at least two (2) Business Days prior to initially furnishing any such nonpublic information to, or entering into discussions with, such Person, such Party gives the other Party written notice of the identity of such Person and of such Party’s intention to furnish nonpublic information to, or enter into discussions with, such Person, (D) such Party receives from such Person an executed Acceptable Confidentiality Agreement and (E) at least two (2) Business Days prior to furnishing any such nonpublic information to such Person, such Party furnishes such nonpublic information to the other Party (to the extent such information has not been previously furnished by such Party to the other Party). Without limiting the generality of the foregoing, each Party acknowledges and agrees that, in the event any Representative of such Party takes any action that, if taken by such Party, would constitute a breach of this Section 5.4 by such Party, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 5.4 by such Party for purposes of this Agreement.

(b) If any Party or any Representative of such Party receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then such Party shall promptly (and in no event later than one (1) Business Day after such Party becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise the other Party in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry, and the terms thereof). Such Party shall keep the other Party reasonably informed with respect to the status and terms of any such Acquisition Proposal or Acquisition Inquiry and any material modification or material proposed modification thereto.

(c) Each Party shall immediately cease and cause to be terminated any existing discussions, negotiations and communications with any Person that relate to any Acquisition Proposal or Acquisition Inquiry as of the date of this Agreement and request the destruction or return of any nonpublic information provided to such Person within twenty-four (24) hours following the execution and delivery of this Agreement.

5.5 Notification of Certain Matters. During the Pre-Closing Period, each of the Company, on the one hand, and Parent, on the other hand, shall promptly notify the other (and, if in writing, furnish copies of) if any of the following occurs: (a) any notice or other communication is received from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions, (b) any Legal Proceeding against or involving or otherwise affecting such Party or its Subsidiaries is commenced, or, to the Knowledge of such Party, threatened against such Party or, to the Knowledge of such Party, any director or officer of such Party, (c) such Party becomes aware of any inaccuracy in any representation or warranty made by such Party in this Agreement or (d) the failure of such Party to comply with any covenant or obligation of such Party; in each case that could reasonably be expected to make the timely satisfaction of any of the conditions set forth in Section 7, Section 8, or Section 9, as applicable, impossible or materially less likely. No such notice shall be deemed to supplement or amend the Company Disclosure Letter or the Parent Disclosure Letter for the purpose of (x) determining the accuracy of any of the representations and warranties made by the Company in this Agreement or (y) determining whether any condition set forth in Section 7, Section 8 or Section 9 has been satisfied. Any failure by either Party to provide notice pursuant to this Section 5.5 shall not be deemed to be a breach for purposes of Section 8.2 or Section 9.2, as applicable, unless such failure to provide such notice was made with such Party’s Knowledge that such failure to provide notice would reasonably be expected to constitute a breach of this Section 5.5.

Section 6. Additional Agreements of the Parties.

6.1 Registration Statement, Proxy Statement.

(a) As promptly as practicable after the date of this Agreement, Parent, in cooperation with the Company, shall prepare and file with the SEC a registration statement on Form S-4 (the “Form S-4”), in which a proxy statement and management information circular relating to the Parent Shareholder Meeting to be held in connection with the Merger (together with any amendments thereof or supplements thereto, the “Proxy Statement”) shall be included as a part (the Proxy Statement and the Form S-4, collectively, the “Registration Statement”), in connection with the registration under the Securities Act of the Parent Common Shares (including any Parent Common Shares issuable upon (I) conversion of the Parent Convertible Preferred Shares or (II) exercise of any Assumed Warrant) to be issued by virtue of the Contemplated Transactions, other than any Parent Shares which are not permitted to be registered on Form S-4 pursuant to applicable Law. Parent shall use commercially reasonable efforts to (i) cause the Registration Statement to comply with applicable rules and regulations promulgated by the SEC and Canadian Securities Laws, (ii) cause the Registration Statement to become effective as promptly as practicable, and (iii) respond promptly to any comments or requests of the SEC or its staff, or the Canadian Securities Regulators, related to the Registration Statement. Parent shall use commercially reasonable efforts to take all actions required under any applicable federal, state, provincial, securities and other Laws (including Canadian Securities Laws) in connection with the issuance of Parent Shares pursuant to the Contemplated Transactions (including any Parent Common Shares issuable upon (I) conversion of the Parent Convertible Preferred Shares or (II) exercise of any Assumed Warrant). Each of the Parties shall reasonably cooperate with the other Party and furnish all information concerning itself and its Affiliates, as applicable, to the other Parties that is required by law to be included in the Registration Statement as the other Parties may reasonably request in connection with such actions and the preparation of the Registration Statement and Proxy Statement. In furtherance and not in limitation of the foregoing, Parent shall use its commercially reasonable efforts to file the Form S-4 no later than 30 Business Days following the date hereof.

(b) Parent covenants and agrees that the Registration Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith) (i) will comply as to form in all material respects with the requirements of Canadian Securities Laws, U.S. federal securities laws and the DGCL, and (ii) other than with respect to information supplied by or on behalf of the Company to Parent for inclusion in the Registration Statement, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Company covenants and agrees that the information supplied by or on behalf of the Company to Parent for inclusion in the Registration Statement will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make such information, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, neither Party makes any covenant, representation or warranty with respect to statements made in the Registration Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith), if any, based on information provided by the other Party or any of its Representatives regarding such other Party or its Affiliates for inclusion therein.

(c) Parent shall use commercially reasonable efforts to cause the Proxy Statement to be mailed to Parent Shareholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. If at any time before the First Effective Time, (i) Parent, Merger Subs or the Company (A) become aware of any event or information that, pursuant to Canadian Securities Laws, the Securities Act or the Exchange Act, should be disclosed in an amendment or supplement to the Registration Statement or Proxy Statement, (B) receives notice of any request from the SEC or Canadian Securities Regulators for an amendment or supplement to the Registration Statement or for additional information related thereto, or (C) receives comments on the Registration Statement from the SEC or Canadian Securities Regulators, or (ii) the information provided in the Registration Statement has become “stale” and new information should be disclosed in an amendment or supplement to the Registration Statement, as the case may be, then such Party, as the case may be, shall promptly inform the other Parties thereof and shall cooperate with such other Parties in Parent filing such amendment or supplement with the SEC and Canadian Securities Regulators (and, if appropriate, in mailing such amendment or supplement to the Parent Shareholders) or otherwise addressing such request or comments and each Party and shall use their commercially reasonable efforts to cause any such amendment to become effective, if required. Parent shall promptly notify the Company if it becomes aware (1) that the Registration Statement has become effective, (2) of the issuance of any stop order or suspension of the qualification or registration of the Parent Shares issuable in connection with the Contemplated Transactions (including any Parent Common Shares issuable upon (I) conversion of the Parent Convertible Preferred Shares or (II) exercise of any Assumed Warrant) for offering or sale in any jurisdiction, or (3) any order of the SEC or Canadian Securities Regulators related to the Registration Statement, and shall promptly provide to the Company copies of all written correspondence between it or any of its Representatives, on the one hand, and the SEC or staff of the SEC or Canadian Securities Regulators, on the other hand, with respect to the Registration Statement and all orders of the SEC or Canadian Securities Regulators relating to the Registration Statement. Parent shall pay (i) the fees paid in connection with filing the Registration Statement and any amendments and supplements thereto, and (ii) the fees and expenses in connection with the printing, mailing and distribution of the Proxy Statement and any amendments and supplements.

(d) The Company shall reasonably cooperate with Parent and provide, and cause its Representatives to provide, Parent and its Representatives, with all true, correct and complete information regarding the Company that is required by Law to be included in the Registration Statement or reasonably requested by Parent to be included in the Registration Statement (collectively, the “Company Required S-4 Information”). Without limiting the foregoing, the Company will use commercially reasonable efforts to cause to be delivered to Parent a consent letter of the Company’s independent accounting firm, dated no later than one (1) Business Day before the date on which the Registration Statement is filed with the SEC and Canadian Securities Regulators (and reasonably satisfactory in form and substance to Parent), that is customary in scope and substance for consent letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement. The Company and its legal counsel shall be given reasonable opportunity to review and comment on the Registration Statement, including all amendments and supplements thereto, prior to the filing thereof with the SEC and Canadian Securities Regulators, and on the response to any comments of the SEC and Canadian Securities Regulators on the Registration Statement, prior to the filing thereof with the SEC and Canadian Securities Regulators. Parent may file the Registration Statement, or any amendment or supplement thereto, without the prior consent of the Company, provided that Parent has included the Company Required S-4 Information in the Registration Statement in substantially the same form as it was provided to Parent by the Company pursuant to this Section 6.1; provided, further, that if the prior consent of the

Company is not obtained then, notwithstanding anything else herein, the Company makes no covenant or representation regarding the portion of such information supplied by or on behalf of the Company to Parent for inclusion in such Registration Statement that the Company reasonably identifies prior to such filing of the Registration Statement.

(e) As promptly as reasonably practicable following the date of this Agreement, the Company will use commercially reasonable efforts to furnish to the Parent (i) audited financial statements for each of its fiscal years required to be included in the Registration Statement (the “Company Audited Financial Statements”), and (ii) unaudited interim financial statements for each interim period completed prior to Closing that would be required to be included in the Registration Statement or any periodic report due prior to the Closing if the Company were subject to the periodic reporting requirements under Canadian Securities Laws, the Securities Act or the Exchange Act (the “Company Interim Financial Statements”). Each of the Company Audited Financial Statements and the Company Interim Financial Statements will be suitable for inclusion in the Registration Statement and prepared in accordance with GAAP as applied on a consistent basis during the periods involved (except in each case as described in the notes thereto) and on that basis will present fairly, in all material respects, the financial position and the results of operations, changes in stockholders’ equity and cash flows of the Company as of the dates of and for the periods referred to in the Company Audited Financial Statements or the Company Interim Financial Statements, as the case may be.

(f) The Company shall make available to the Parent and its auditor: (i) the books and records of the Company, and (ii) the Company Financial Statements, the Company Audited Financial Statements and the Company Interim Financial Statements, in each case as may be required in connection with the preparation of the Registration Statement. The Company further agrees to make available such additional financial information as may be reasonably required in respect of disclosure in the Registration Statement or in connection with the preparation of any pro-forma financial statements for inclusion in the Registration Statement, in each case as required under Canadian Securities Laws, the Securities Act or the Exchange Act.

6.2 Company Stockholder Written Consent.

(a) Promptly after the Registration Statement has been declared effective under the Securities Act, and in any event no later than two (2) Business Days thereafter, the Company shall obtain the approval by written consent from Company stockholders sufficient for the Required Company Stockholder Vote in lieu of a meeting pursuant to Section 228 of the DGCL, for purposes of (i) adopting and approving this Agreement and the Contemplated Transactions, (ii) acknowledging that the approval given thereby is irrevocable and that such stockholder is aware of its rights to demand appraisal for its shares pursuant to Section 262 of the DGCL, and that such stockholder has received and read a copy of Section 262 of the DGCL and (iii) acknowledging that by its approval of the Merger it is not entitled to appraisal rights with respect to its shares in connection with the Merger and thereby waives any rights to receive payment of the fair value of its capital stock under the DGCL (the “Company Stockholder Written Consents”). Under no circumstances shall the Company assert that any other approval or consent is necessary by its stockholders to approve this Agreement and the Contemplated Transactions.

(b) Reasonably promptly following receipt of the Required Company Stockholder Vote, the Company shall prepare and mail a notice (the “Stockholder Notice”) to every stockholder of the Company that did not execute the Company Stockholder Written Consent, if any. The Stockholder Notice shall (i) be a statement to the effect that the Company Board determined that the Merger is advisable in accordance with Section 251(b) of the DGCL and in the best interests of the stockholders of the Company and approved and adopted this Agreement, the Merger and the other Contemplated Transactions, (ii) provide the stockholders of the Company to whom it is sent with notice of the actions taken in the Company Stockholder Written Consent, including the adoption and approval of this Agreement, the Merger and the other Contemplated Transactions in accordance with Section 228(e) of the DGCL and the certificate of incorporation and bylaws of the Company and (iii) include a description of the appraisal rights of the Company’s stockholders available under the DGCL, along with such other information as is required thereunder and pursuant to applicable Law. All materials (including any amendments thereto) submitted to the stockholders of the Company in accordance with this Section 6.2(b) shall be subject to Parent’s advance review (the period of time starting upon delivery of any such materials to Parent and ending upon resolution of any good faith comments raised by Parent, the “Company Stockholder Consent Review Period”), and the Company shall consider in good faith any comments raised by Parent in connection with Parent’s review.

(c) The Company agrees that, subject to Section 6.2(d): (i) the Company Board shall recommend that the Company’s stockholders vote to adopt and approve this Agreement and the Contemplated Transactions and shall use commercially reasonable efforts to solicit such approval within the time set forth in Section 6.2(a) (the recommendation of the Company Board that the Company’s stockholders vote to adopt and approve this Agreement being referred to as the “Company Board Recommendation”) and (ii) the Company Board Recommendation shall not be withdrawn or modified (and the Company Board shall not publicly propose to withdraw or modify the Company Board Recommendation) in a manner adverse to Parent, and no resolution by the Company Board or any committee thereof to withdraw or modify the Company Board Recommendation in a manner adverse to Parent or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal shall be adopted or proposed.

(d) Notwithstanding anything to the contrary contained in Section 6.2(c), and subject to compliance with Section 5.4 and Section 6.2, if at any time prior to approval and adoption of this Agreement by the Required Company Stockholder Vote, (i) the Company receives a bona fide unsolicited written Acquisition Proposal that did not result from a breach of Section 5.4 and Section 6.2 and that the Company Board determines, following consultation with its outside legal counsel and financial advisor, to be a Superior Offer, or (ii) as a result of a material development or change in circumstances (other than any such event, development or change to the extent (A) known or reasonably foreseeable to the Company, the Company Board or any of its named executive officers as of the date of this Agreement or (B) related to (1) any Acquisition Proposal, Acquisition Inquiry, Acquisition Transaction or the consequences thereof, (2) any events, developments or changes relating to Parent or Merger Subs, or (3) the fact, in and of itself, that the Company meets or exceeds internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations) that affects the business, assets or operations of the Company that occurs or arises after the date of this Agreement (a “Company Intervening Event”), the Company Board may withhold, amend, withdraw or modify the Company Board Recommendation (or publicly propose to withhold, amend, withdraw or modify the Company Board Recommendation) in a manner adverse to Parent (collectively, a “Company Board Adverse Recommendation Change”) if, but only if, (x) in the case of a Superior Offer, following the receipt of and on account of such Superior Offer, (i) the Company Board determines in good faith, based on the advice of its outside legal counsel, that the failure to withhold, amend, withdraw or modify the Company Board Recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, (ii) the Company has, during the Notice Period (as defined below), negotiated with Parent in good faith to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer and (iii) if, Parent has delivered to the Company a written offer to alter the terms or conditions of this Agreement during the Notice Period, the Company Board shall have determined in good faith, based on the advice of its outside legal counsel and financial advisor, that the failure to withhold, amend, withdraw or modify the Company Board Recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law (after taking into account such alterations of the terms and conditions of this Agreement); provided that (1) Parent receives written notice from the Company confirming that the Company Board has determined to change its recommendation at least four (4) Business Days in advance of the Company Board Adverse Recommendation Change (the “Notice Period”), which notice shall include a description in reasonable detail of the reasons for such Company Board Adverse Recommendation Change, and written copies of any relevant proposed transaction agreements with any party making a potential Superior Offer, (2) during any Notice Period, Parent shall be entitled to deliver to the Company one or more counterproposals to such Acquisition Proposal and the Company will, and cause its Representatives to, negotiate with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that the applicable Acquisition Proposal ceases to constitute a Superior Offer and (3) in the event of any material amendment to any Superior Offer (including any revision in the amount, form or mix of consideration the Company’s stockholders would receive as a result of such potential Superior Offer), the Company shall be required to provide Parent with notice of such material amendment and the Notice Period shall be extended, if applicable, to ensure that at least three (3) Business Days remain in the Notice Period following such notification during which the parties shall comply again with the requirements of this Section 6.2(d) and the Company Board shall not make a Company Board Adverse Recommendation Change prior to the end of such Notice Period as so extended (it being understood that there may be multiple extensions) or (y) in the case of a Company Intervening Event, the Company promptly notifies Parent, in writing, within the Notice Period before making a Company Board Adverse Recommendation Change, which notice shall state expressly the material facts and circumstances related to the applicable Company Intervening Event and that the Company Board intends to make a Company Board Adverse Recommendation Change, and the Company shall have given Parent two (2) Business Days thereafter to propose revisions to the terms of this Agreement or make other proposals so that such Company Intervening Event would no longer necessitate a Company Board Adverse Recommendation Change.

(e) The Company’s obligation to solicit the consent of its stockholders to sign the Company Stockholder Written Consent in accordance with Section 6.2(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or other Acquisition Proposal or Acquisition Inquiry or Company Intervening Event, or by any Company Board Adverse Recommendation Change.

6.3 Parent Shareholder Meeting.

(a) Parent shall take all action necessary under applicable Law (including Canadian Securities Laws) to call, give notice of and hold a meeting of the holders of Parent Common Shares to consider and vote to approve (I) the Transaction Resolutions and (II) the Continuation Resolution (collectively, the “Parent Shareholder Matters” and such meeting, the “Parent Shareholder Meeting”). The Parent Shareholder Meeting shall be held as promptly as practicable after the date that the Registration Statement is declared effective under the Securities Act, and in any event, no later than forty-five (45) days after the effective date of the Registration Statement. Parent shall take reasonable measures to ensure that all proxies solicited in connection with the Parent Shareholder Meeting are solicited in compliance with all applicable Law. Notwithstanding anything to the contrary contained herein, if on the date of the Parent Shareholder Meeting, or a date preceding the date on which the Parent Shareholder Meeting is scheduled, Parent reasonably believes that (i) it will not receive proxies sufficient to obtain the Required Parent Shareholder Vote, whether or not a quorum would be present, (ii) it will not have sufficient Parent Common Shares represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the Parent Shareholder Meeting or (iii) that the failure to postpone or adjourn the Parent Shareholder Meeting would reasonably be expected to be inconsistent with its fiduciary obligations under applicable Law, Parent may postpone or adjourn, or make one or more successive postponements or adjournments of, the Parent Shareholder Meeting as long as the date of the Parent Shareholder Meeting is not postponed or adjourned more than an aggregate of 45 days in connection with any postponements or adjournments.

(b) Parent agrees that (i) the Parent Board shall recommend that the Parent Shareholders vote to approve the Parent Shareholder Matters and shall use commercially reasonable efforts to solicit such approval within the timeframe set forth in Section 6.3(a) above and (ii) the Proxy Statement shall include a statement to the effect that the Parent Board recommends that Parent Shareholders vote to approve the Parent Shareholder Matters (the recommendation of the Parent Board being referred to as the “Parent Board Recommendation”).

(c) Notwithstanding anything to the contrary contained in Section 6.3(b), and subject to compliance with Section 5.4 and Section 6.3, the Parent Board may withhold, amend, withdraw or modify the Parent Board Recommendation (or publicly propose to withhold, amend, withdraw or modify the Parent Board Recommendation) in a manner adverse to the Company (a “Parent Board Adverse Recommendation

Change”) if, at any time prior to approval and adoption of this Agreement by the Required Parent Shareholder Vote, (i) Parent receives a bona fide written Acquisition Proposal that the Parent Board determines, following consultation with its outside legal counsel and financial advisor, to be a Superior Offer or (ii) as a result of a material development or change in circumstances (other than any such event, development or change to the extent related to (A) any Acquisition Proposal, Acquisition Inquiry, Acquisition Transaction or the consequences thereof, (B) the fact, in and of itself, that Parent meets or exceeds internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, or (C) any Parent Legacy Transaction) that affects the business, assets or operations of Parent that occurs or arises after the date of this Agreement (a “Parent Intervening Event”), if, but only if, (x) in the case of a Superior Offer, following the receipt of and on account of such Superior Offer, (i) the Parent Board determines in good faith, based on the advice of its outside legal counsel, that the failure to withhold, amend, withdraw or modify the Parent Board Recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, (ii) Parent has, and has caused its financial advisors and outside legal counsel to, during the Parent Notice Period (as defined below), negotiated with the Company in good faith to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer, and (iii) if, after the Company has delivered to Parent a written offer to alter the terms or conditions of this Agreement during the Parent Notice Period, the Parent Board shall have determined in good faith, based on the advice of its outside legal counsel and financial advisor, that the failure to withhold, amend, withdraw or modify the Parent Board Recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law (after taking into account such alterations of the terms and conditions of this Agreement); provided that (1) the Company receives written notice from Parent confirming that the Parent Board has determined to change its recommendation at least four (4) Business Days in advance of the Parent Board Adverse Recommendation Change (the “Parent Notice Period”), which notice shall include a description in reasonable detail of the reasons for such Parent Board Adverse Recommendation Change, and written copies of any relevant proposed transaction agreements with any party making a potential Superior Offer, (2) during any Parent Notice Period, the Company shall be entitled to deliver to Parent one or more counterproposals to such Acquisition Proposal and Parent will, and cause its Representatives to, negotiate with the Company in good faith (to the extent the Company desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that the applicable Acquisition Proposal ceases to constitute a Superior Offer and (3) in the event of any material amendment to any Superior Offer (including any revision in the amount, form or mix of consideration the Parent’s stockholders would receive as a result of such potential Superior Offer), Parent shall be required to provide the Company with notice of such material amendment and the Parent Notice Period shall be extended, if applicable, to ensure that at least three (3) Business Days remain in the Parent Notice Period following such notification during which the parties shall comply again with the requirements of this Section 6.3(c) and the Parent Board shall not make a Parent Board Adverse Recommendation Change prior to the end of such Parent Notice Period as so extended (it being understood that there may be multiple extensions) or (y) in the case of a Parent Intervening Event, Parent promptly notifies the Company, in writing, within the Parent Notice Period before making a Parent Board Adverse Recommendation Change, which notice shall state expressly the material facts and circumstances related to the applicable Parent Intervening Event and that the Parent Board intends to make a Parent Board Adverse Recommendation Change.

(d) Parent’s obligation to call, give notice of and hold the Parent Shareholder Meeting in accordance with Section 6.3(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer, Acquisition Proposal or Acquisition Inquiry, or by any Parent Board Adverse Recommendation Change.

(e) Nothing contained in this Agreement shall prohibit Parent or the Parent Board from (i) complying with Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act; provided, however, that any disclosure made by Parent or the Parent Board pursuant to Rules 14d-9 and 14e-2(a) shall be limited to a statement that Parent is unable to take a position with respect to the bidder’s tender offer unless the Parent Board determines in good faith, after consultation with its outside legal counsel, that such statement would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law; (ii) complying with Item 1012(a) of

Regulation M-A promulgated under the Exchange Act; (iii) informing any Person of the existence of the provisions contained in Section 5.4; or (iv) making any disclosure that the Parent Board (or a committee thereof), after consultation with its outside legal counsel, has determined in good faith is required by applicable Law or by any listing or trading rules or regulations of Nasdaq; provided that, in the case of (iv), Parent shall provide the Company with a reasonable opportunity to review any such disclosure not less than two (2) Business Days prior to the making thereof (to the extent practicable) and shall consider in good faith any comments from the Company thereto.

6.4 Efforts; Regulatory Approvals.

(a) The Parties shall use commercially reasonable efforts to obtain all regulatory approvals required by applicable Law to consummate the Contemplated Transactions. In addition, and without limiting the generality of the foregoing, each Party (i) shall make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such Party in connection with the Contemplated Transactions, (ii) shall use commercially reasonable efforts to obtain each Consent (if any) reasonably required to be obtained (pursuant to any applicable Law or Contract, or otherwise) by such Party in connection with the Contemplated Transactions or for such Contract to remain in full force and effect, (iii) shall use commercially reasonable efforts to lift any injunction prohibiting, or any other legal bar to, the Contemplated Transactions and (iv) shall use commercially reasonable efforts to satisfy the conditions precedent to the consummation of this Agreement.

(b) Notwithstanding the generality of the foregoing, each Party shall use commercially reasonable efforts to file or otherwise submit, as soon as practicable after the date of this Agreement, all applications, notices, reports and other documents reasonably required to be filed by such Party with or otherwise submitted by such Party to any Governmental Authority with respect to the Contemplated Transactions, and to submit promptly any additional information requested by any such Governmental Authority. Without limiting the generality of the foregoing, the Parties shall prepare and file, if required, (a) the notification and report forms required to be filed under the HSR Act within fifteen (15) Business Days after the date of this Agreement and (b) any notification or other document required to be filed in connection with the Merger under any applicable foreign Law (including the Competition Act or the ICA) relating to antitrust or competition matters, no later than fifteen (15) Business Days after the date the Company and Parent receive notification (in writing or otherwise) from the Federal Trade Commission, the Department of Justice, any state attorney general, foreign antitrust or competition authority or other Governmental Authority that a filing is required in connection with antitrust or competition matters. Parent and the Company shall each pay 50% of all filing fees required to be paid by the Parties in connection with any notification and report forms required to be filed under HSR Act, the Competition Act, the ICA or any notification or other document required to be filed in connection with the Merger under any applicable foreign Law relating to antitrust or competition matters (collectively, “Antitrust Fees”).

(c) Without limiting the generality of the foregoing, Parent shall give the Company prompt written notice (email being sufficient) of any litigation against Parent and/or its directors relating to this Agreement or the Contemplated Transactions (“Transaction Litigation”) (including by providing copies of all pleadings with respect thereto) and keep the Company reasonably informed with respect to the status thereof. Parent will (i) give the Company the opportunity to participate in, but not control, the defense, settlement or prosecution of any Transaction Litigation (to the extent that the attorney-client privilege is not undermined or otherwise adversely affected; provided that Parent and the Company will use commercially reasonable efforts to find alternative solutions to not undermine or adversely affect the privilege such as entering into common interest agreements, joint defense agreements or similar agreements), (ii) consult with the Company with respect to the defense, settlement and prosecution of any Transaction Litigation and (iii) consider in good faith the Company’s advice with respect to such Transaction Litigation. Parent will obtain the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed) prior to settling or satisfying any such claim.

6.5 Company Options; Company RSUs; Company Warrants.

(a) At the First Effective Time, Parent shall assume each Company Stock Plan and each Company Option (including any Service Provider Grants), whether vested or unvested, that is outstanding immediately prior to the First Effective Time shall, at the First Effective Time, cease to represent a right to acquire shares of Company Common Stock and shall be converted, at the First Effective Time, into an option to purchase Parent Common Shares (an “Assumed Option”), on the same terms and conditions (including any vesting provisions and any provisions providing for accelerated vesting upon certain events) as were applicable under such Company Option as of immediately prior to the First Effective Time, except for administrative or ministerial changes as determined by the Company Board (or, following the First Effective Time, the Parent Board or compensation committee). The number of Parent Common Shares subject to each such Assumed Option shall be equal to (i) the number of shares of Company Common Stock subject to the respective Company Option immediately prior to the First Effective Time multiplied by (ii) the Exchange Ratio, rounded down, if necessary, to the nearest whole Parent Common Share, and such Assumed Option shall have an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of the Company Common Stock otherwise purchasable pursuant to the respective Company Option immediately prior to the First Effective Time divided by (B) the Exchange Ratio; provided that in the case of any Company Option to which Section 421 of the Code applies as of immediately prior to the First Effective Time (taking into account the effect of any accelerated vesting thereof, if applicable) by reason of its qualification under Section 422 of the Code, the exercise price, the number of Parent Common Shares subject to such option and the terms and conditions of exercise of such option shall be determined in a manner consistent with the requirements of Section 424(a) of the Code; provided further, that in the case of any Assumed Option to which Section 409A of the Code applies as of the First Effective Time, the exercise price, the number of Parent Common Shares subject to such option and the terms and conditions of exercise of such option shall be determined in a manner consistent with the requirements of Section 409A of the Code in order to avoid the imposition of any additional taxes thereunder. The Company Board shall, prior to the First Effective Time, take all actions necessary to effect the foregoing.

(b) At the First Effective Time, each award of Company RSU (including any Service Provider Grants), whether vested or unvested, that is outstanding immediately prior to the First Effective Time shall, at the First Effective Time, cease to represent a right to acquire shares of Company Common Stock and shall be converted, at the First Effective Time, into a restricted stock unit award to acquire Parent Common Shares (an “Assumed RSU Award”), on the same terms and conditions (including any vesting provisions and any provisions providing for accelerated vesting upon certain events) as were applicable under such Company RSU as of immediately prior to the First Effective Time, except for administrative or ministerial changes as determined by the Company Board (or, following the First Effective Time, the Parent Board or compensation committee). Each such Assumed RSU Award shall represent the right to receive, upon settlement, that number of Parent Common Shares as is equal to: (i) the number of shares of Company Common Stock subject to the respective Company RSU immediately prior to the First Effective Time multiplied by (ii) the Exchange Ratio, rounded down, if necessary, to the nearest whole Parent Common Share; provided, that in the case of any Assumed RSU Award to which Section 409A of the Code applies as of the First Effective Time, the number of Parent Common Shares subject to such restricted stock unit and the terms and conditions governing such restricted stock unit shall be determined in a manner consistent with the requirements of Section 409A of the Code in order to avoid the imposition of any additional taxes thereunder. The Company Board shall, prior to the First Effective Time, take all actions necessary to effect the foregoing.

(c) At the First Effective Time, each Company Warrant (including any pre-funded Company Warrant issued pursuant to the Company Pre-Closing Financing), whether vested or unvested, that is outstanding immediately prior to the First Effective Time shall, at the First Effective Time, cease to represent a right to acquire shares of Company Capital Stock and shall be converted, at the First Effective Time, into a warrant to purchase Parent Common Shares (an “Assumed Warrant”), on the same terms and conditions (including any vesting provisions and any provisions providing for accelerated vesting upon certain events) as were applicable under such Assumed Warrant as of immediately prior to the First Effective Time. The number of Parent

Common Shares subject to each such Assumed Warrant shall be equal to (i) the number of shares of the Company Common Stock subject to each Assumed Warrant immediately prior to the First Effective Time multiplied by (ii) the Exchange Ratio (rounded up to the next whole Parent Common Share to the extent the aggregate amount of fractional Parent Common Shares such holder of Assumed Warrants would otherwise be entitled to is equal to or exceeds 0.50, and otherwise rounded down), and such Assumed Warrant shall have an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of the Company Common Stock otherwise purchasable pursuant to such Assumed Warrant immediately prior to the First Effective Time divided by (B) the Exchange Ratio. The Company Board shall, prior to the First Effective Time, take all actions necessary to effect the foregoing.

6.6 Employee Benefits.

(a) Parent shall comply with the terms of any employment, severance, retention, change of control, or similar agreement specified on Section 4.17(d) or contemplated by Section 5.1(b) of the Parent Disclosure Letter, subject to the provisions of such agreements. The Parties acknowledge and agree that the Merger shall not constitute a “change in control” (or term of similar import) under any Company Employee Plan.

(b) From and after the First Effective Time, with respect to each benefit plan maintained by Parent or the Surviving Entity that is an “employee welfare benefit plan” as defined in Section 3(1) of ERISA (each, a “Post-Closing Welfare Plan”) in which any current or former employee of Parent is or becomes eligible to participate (including under COBRA), Parent and the Surviving Entity shall use commercially reasonable efforts to cause each such Post-Closing Welfare Plan to (i) waive all limitations as to pre-existing conditions, waiting periods, required physical examinations and exclusions with respect to participation and coverage requirements applicable under such Post-Closing Welfare Plan for such current or former Parent employee and his or her eligible dependents to the same extent that such pre-existing conditions, waiting periods, required physical examinations and exclusions would not have applied or would have been waived under the corresponding Parent Employee Plan in which such current or former Parent employee was a participant immediately prior to his or her commencement of participation in such Post-Closing Welfare Plan, and (ii) provide each such current or former Parent employee and his or her eligible dependents with credit for any co-payments and deductibles paid in the plan year that includes the First Effective Time, and prior to the date that, such current or former Parent employee commences participation in such Post-Closing Welfare Plan in satisfying any applicable co-payment or deductible requirements under such Post-Closing Welfare Plan for the applicable plan year, to the extent that such expenses were recognized for such purposes under the comparable Parent Employee Plan.

(c) Parent 401(k) Plan. Unless directed otherwise by the Company in writing no less than three (3) Business Days before the Closing Date, Parent shall have, at least one (1) Business Day prior to the Closing Date, (i) ceased contributions to, and adopted written resolutions (or taken other necessary and appropriate action(s)) to terminate any Parent Employee Plan that is intended to qualify under Section 401(a) of the Code with a cash or deferred arrangement described in Section 401(k) of the Code (collectively, the “401(k) Plans”) in compliance with such 401(k) Plan’s terms and the requirements of applicable Law, (ii) made all employee and employer contributions to the 401(k) Plans for all periods of service prior to the Closing Date, including such contributions that would have been made on behalf of 401(k) Plan participants had the Merger not occurred (regardless of any service or end-of-year employment requirements) but prorated for the portion of the plan year that ends on the Closing Date, and (iii) 100% vested all participants under the 401(k) Plans, with such termination, contributions and vesting effective no later than one (1) day prior to the Closing Date. Parent shall provide the Company copies of all such corporate actions or documentation related to the same at least three (3) Business Days before their adoption or approval for the Company’s reasonable review and comment.

(d) Parent Options. As of immediately prior to the First Effective Time, each Parent Option that is then outstanding but not then vested or exercisable shall become immediately vested (with all performance conditions associated with such Parent Options, if any, deemed satisfied in full) and exercisable in full. At the First Effective Time, each In the Money Parent Option that is then outstanding shall be surrendered by the holder thereof to Parent for cancellation and the holder thereof shall be entitled to receive a number of Parent Common Shares equal to the number of Parent Common Shares underlying such Parent Option. Notwithstanding anything herein to the contrary, the tax withholding obligations for each holder receiving Parent Common Shares in accordance with the preceding sentence shall be satisfied by Parent withholding from issuance that number of Parent Common Shares calculated by multiplying the legally-required withholding rate, if any, for such holder in connection with such issuance by the number of Parent Common Shares to be issued in accordance with the preceding sentence, and rounding up to the nearest whole share and remitting such withholding in cash to the appropriate taxing authorities. At the First Effective Time, each Out of the Money Parent Option shall be cancelled for no consideration. Prior to the Closing, the Parent Board (or a committee thereof) shall have adopted appropriate resolutions and taken all other actions necessary and appropriate to provide for the foregoing. The Parties acknowledge that no deduction will be claimed by Parent or any Person not dealing at arm’s length with Parent in respect of any payment hereunder to a Parent Option holder in exchange for the surrender and cancellation of Parent Options, received in respect of the performance of duties of an office or employment in Canada, in computing Parent’s income or the income of any Person not dealing at arm’s length with Parent under the ITA and the applicable provincial Tax legislation, and Parent shall: (a) make an election under subsection 110(1.1) of the ITA and any equivalent or corresponding provision of the applicable provincial Tax legislation in respect of the payments made in exchange for such surrender and cancellation of the Parent Options; and (b) provide evidence in writing of such election to the Parent Option holders.

6.7 Indemnification of Officers and Directors.

(a) From the First Effective Time through the sixth anniversary of the date on which the First Effective Time occurs, each of Parent and the Surviving Entity shall indemnify and hold harmless each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the First Effective Time, a director or officer of Parent or the Company, respectively (the “D&O Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements (collectively, “Costs”), incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the D&O Indemnified Party is or was a director or officer of Parent or of the Company, whether asserted or claimed prior to, at or after the First Effective Time, in each case, to the fullest extent permitted under the DGCL. Each D&O Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation from each of Parent and the Surviving Entity, jointly and severally, upon receipt by Parent or the Surviving Entity from the D&O Indemnified Party of a request therefor; provided that any such person to whom expenses are advanced provides an undertaking to Parent, to the extent then required by the DGCL, to repay such advances if it is ultimately determined that such person is not entitled to indemnification. Without otherwise limiting the D&O Indemnified Parties’ rights with regards to counsel, following the First Effective Time, the D&O Indemnified Parties shall be entitled to continue to retain Norton Rose Fulbright LLP or such other counsel selected by the D&O Indemnified Parties.

(b) The Organizational Documents of the Surviving Entity shall contain, and Parent shall cause the Organizational Documents of the Surviving Entity to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers as those presently set forth in the certificate of incorporation and bylaws of Parent.

(c) From and after the First Effective Time, (i) the Surviving Entity shall fulfill and honor in all respects the obligations of the Company to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under the Company’s Organizational Documents and pursuant to any indemnification agreements between the Company and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the First Effective Time and (ii) Parent shall fulfill and honor in all respects the obligations of Parent to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under Parent’s Organizational Documents and pursuant to any indemnification agreements between Parent and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the First Effective Time.

(d) From and after the First Effective Time, Parent shall maintain directors’ and officers’ liability insurance policies, with an effective date as of the Closing Date, on commercially reasonable terms and conditions and with coverage limits customary for U.S. public companies similarly situated to Parent. In addition, Parent shall purchase at its sole expense, prior to the First Effective Time, a six (6) year prepaid “D&O tail policy” for the non-cancelable extension of the directors’ and officers’ liability coverage of Parent’s existing directors’ and officers’ insurance policies for a claims reporting or discovery period of at least six (6) years from and after the First Effective Time with respect to any claim related to any period of time at or prior to the First Effective Time with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under Parent’s existing policies as of the date of this Agreement, or otherwise acceptable to Parent, except that Parent will not commit or spend on such “D&O Tail policy” annual premiums in excess of 250% of the annual premiums paid by Parent in its last full fiscal year prior to the date hereof for Parent’s current policies of directors’ and officers’ liability insurance and fiduciary liability insurance (nor, for the avoidance of doubt, shall Parent be obligated to spend any specific amount), and if such premiums for such “D&O tail policy” would exceed 250% of such annual premium, then Parent shall purchase policies that provide the maximum coverage available at an annual premium equal to 250% of such annual premium. The Company shall in good faith cooperate with Parent prior to the First Effective Time with respect to the procurement of such “D&O tail policy.”

(e) From and after the First Effective Time, Parent shall pay all expenses, including reasonable attorneys’ fees, that are incurred by the persons referred to in this Section 6.7 in connection with their enforcement of the rights provided to such persons in this Section 6.7.

(f) The provisions of this Section 6.7 are intended to be in addition to the rights otherwise available to the current and former officers and directors of Parent and the Company by Law, charter, statute, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties, their heirs and their Representatives.

(g) In the event Parent or the Surviving Entity or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Entity, as the case may be, shall succeed to the obligations set forth in this Section 6.7. Parent shall cause the Surviving Entity to perform all of the obligations of the Surviving Entity under this Section 6.7.

6.8 Disclosure. The Parties shall use their commercially reasonable efforts to agree to the text of any initial press release and Parent’s Form 8-K announcing the execution and delivery of this Agreement. Without limiting any Party’s obligations under the Confidentiality Agreement, no Party shall, and no Party shall permit any of its Subsidiaries or any of its Representative to, issue any press release or make any public disclosure regarding the Contemplated Transactions unless: (a) the other Party shall have approved such press release or disclosure in writing, such approval not to be unreasonably conditioned, withheld or delayed; or (b) such Party shall have determined in good faith, upon the advice of outside legal counsel, that such disclosure is required by applicable Law and, to the extent practicable, before such press release or disclosure is issued or made, such Party advises the other Party of, and consults with the other Party regarding, the text of such press release or disclosure; provided, however, that each of the Company and Parent may make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are consistent with previous press releases, public disclosures or public statements made by the Company or Parent in compliance with this Section 6.8. Notwithstanding the foregoing, a Party need not consult with any other Parties in connection with such portion of any press release, public statement or filing to be issued or made pursuant to Section 6.2(d) or pursuant to Section 6.3(e).

6.9 Listing. At or prior to the First Effective Time, Parent shall use its commercially reasonable efforts to (a) maintain its listing on Nasdaq until the First Effective Time and to obtain approval of the listing of the combined corporation on Nasdaq, (b) to the extent required by the rules and regulations of Nasdaq, prepare and submit to Nasdaq a notification form for the listing of the Parent Common Shares to be issued in connection with the Contemplated Transactions, and to cause such shares to be approved for listing (subject to official notice of issuance); (c) prepare and timely submit to Nasdaq a notification form for the Nasdaq Reverse Split (if required) and to submit a copy of appropriate evidence effecting the Nasdaq Reverse Split; and (d) to the extent required by Nasdaq Marketplace Rule 5110, assist the Company in preparing and filing an initial listing application for the Parent Shares on Nasdaq (including any Parent Common Shares issuable upon conversion thereof) (the “Nasdaq Listing Application”) and to cause such Nasdaq Listing Application to be conditionally approved prior to the First Effective Time. Each Party will reasonably promptly inform the other Party of all verbal or written communications between Nasdaq and such Party or its Representatives. The Parties will use commercially reasonable efforts to coordinate with respect to compliance with Nasdaq rules and regulations. The Party not filing the Nasdaq Listing Application will cooperate with the other Party as reasonably requested by such filing Party with respect to the Nasdaq Listing Application and promptly furnish to such filing Party all information concerning itself and its members that may be required or reasonably requested in connection with any action contemplated by this Section 6.9. The Parent shall pay all Nasdaq fees associated with any action contemplated by this Section 6.9, including any fees related to the engagement of a consultant (the “Nasdaq Fees”).

6.10 Tax Matters.

(a) The Parties shall use commercially reasonable efforts (and each shall cause its Affiliates) to cause the Merger to qualify for the Intended Tax Treatment. No Party shall take any actions, or fail to take any action, which action or failure to act would reasonably be expected to prevent or impede the Intended Tax Treatment. The Parties shall report the Contemplated Transactions for all applicable Tax purposes in a manner that is consistent with the Intended Tax Treatment. The Parties shall comply with the recordkeeping and information reporting requirements imposed on them to support the Intended Tax Treatment, including, but not limited to, those set forth in Treasury Regulations Section 1.368-3.

(b) Parent shall promptly notify the Company if, at any time before the First Effective Time, Parent becomes aware of any fact or circumstance that would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment. The Company shall promptly notify Parent if, at any time before the First Effective Time, the Company becomes aware of any fact or circumstance that would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

(c) If the SEC requires that an opinion with respect to the Intended Tax Treatment be prepared and submitted in connection with the Registration Statement and Proxy Statement, (i) the Company shall use commercially reasonable efforts to cause Gibson, Dunn and Crutcher LLP (or such other nationally recognized law or accounting firm reasonably satisfactory to the Company) to furnish an opinion (as so required and subject to customary assumptions and limitations), (ii) Parent shall use commercially reasonable efforts to cause Norton Rose Fulbright US LLP (or such other nationally recognized law or accounting firm reasonably satisfactory to Parent) to furnish an opinion (as so required and subject to customary assumptions and limitations), and (iii) Parent and the Company shall each deliver to each of Gibson, Dunn and Crutcher LLP (or such other nationally recognized law or accounting firm reasonably satisfactory to the Company) and Norton Rose Fulbright US LLP (or such other nationally recognized law or accounting firm reasonably satisfactory to Parent) a Tax certificate, dated as of the date the Registration Statement and Proxy Statement shall have been declared effective by the SEC and signed by an officer of Parent or the Company, as applicable, containing customary representations and covenants reasonably acceptable to the Company and Parent, as applicable, in each case, as reasonably necessary and appropriate to enable such advisors to render such opinions (the “Tax Certificates”). Each of Parent and the Company shall use commercially reasonable efforts not to take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action which would cause to be untrue) any of the Tax certifications, covenants or representations included in the Tax Certificates.

(d) Parent and the Company shall reasonably cooperate in the preparation, execution and filing of all Tax Returns, questionnaires, applications or other documents regarding any real property transfer, sales, use, transfer, value added, stock transfer and stamp Taxes, and transfer, recording, registration and other fees and similar Taxes which become payable in connection with the Merger that are required or permitted to be filed on or before the First Effective Time. Each of Parent and the Company shall pay, without deduction from any consideration or other amounts payable or otherwise deliverable pursuant to this Agreement and without reimbursement from the other party, any such Taxes or fees imposed on it by any Governmental Authority, which becomes payable in connection with the Merger.

6.11 Legends. Parent shall be entitled to place appropriate legends on the book entries and/or certificates evidencing any Parent Shares to be received in the Merger by equityholders of the Company who may be considered “affiliates” of Parent for purposes of Rules 144 and 145 under the Securities Act reflecting the restrictions set forth in Rules 144 and 145 and to issue appropriate stop transfer instructions to the transfer agent for any such Parent Shares.

6.12 Officers and Directors. Until successors are duly elected or appointed and qualified in accordance with applicable Law, the Parties shall take all necessary action so that the Persons listed on Section 6.12 of the Company Disclosure Letter are elected or appointed, as applicable, to the positions of officers or directors of Parent and the Surviving Entity, as set forth therein, to serve in such positions effective as of the Second Effective Time. If any Person listed on Section 6.12 of the Company Disclosure Letter is unable or unwilling to serve as officer or director of Parent or the Surviving Entity, as set forth therein, the Company shall designate a successor. Notwithstanding the foregoing, at any time prior to the Second Effective Time, the Company shall have a right to amend Section 6.12 of the Company Disclosure Letter, with respect to officers and directors of Parent and Surviving Entity, in its sole discretion. The Company shall use commercially reasonable efforts to cause each of the Persons that will serve as directors and officers of the Parent following the Closing to execute and deliver a Lock-Up Agreement prior to Closing. Without limiting Section 9.6, prior to the Closing, the Parent Board shall have adopted appropriate resolutions and taken all other actions necessary and appropriate to provide for the foregoing, including changing the number of directors of Parent.

6.13 Termination of Certain Agreements and Rights. Each of Parent and the Company shall cause any stockholder agreements, voting agreements, registration rights agreements, co-sale agreements and any other similar Contracts between either Parent or the Company and any holders of Parent Common Shares or Company Capital Stock, respectively, including any such Contract granting any Person investor rights, rights of first refusal, registration rights or director registration rights, to be terminated immediately prior to the First Effective Time, without any liability being imposed on the part of Parent or the Surviving Entity.

6.14 Section 16 Matters. Prior to the First Effective Time, Parent shall take all such steps as may be required to cause any acquisitions of Parent Common Shares and any options to purchase Parent Common Shares in connection with the Contemplated Transactions, by each individual who is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.15 Allocation Information. The Company will prepare and deliver to Parent prior to the Closing a spreadsheet setting forth (as of immediately prior to the First Effective Time) (a) each holder of (i) Company Capital Stock, (ii) Company Options, (iii) Company RSUs, and (iv) Company Warrants, (b) such holder’s name and address, (c) with respect to holders of Company Capital Stock, the number or percentage and type of Company Capital Stock held as of the Closing Date for each such holder and (d) the number of Parent Shares, Assumed Options, Assumed RSU Awards, and Assumed Warrants to be issued to such holder pursuant to this Agreement in respect of the Company Capital Stock, Company Options, Company RSUs and Company Warrants held by such holder as of immediately prior to the First Effective Time (the “Allocation Certificate”).

6.16 Parent Documents. From the date of this Agreement to the First Effective Time, Parent shall use commercially reasonable efforts to timely file with the SEC and Canadian Securities Regulators all registration statements, proxy statements, Certifications, reports, schedules, exhibits, forms and other documents required to be filed by Parent with the SEC under the Exchange Act or the Securities Act and the Canadian Securities Regulators pursuant to Canadian Securities Laws (the “Parent Documents”). As of its filing date, or if amended after the date of this Agreement, as of the date of the last such amendment, each Parent Document filed by Parent with the SEC and Canadian Securities Regulators (a) shall comply in all material respects with the applicable requirements of the Exchange Act and the Securities Act and Canadian Securities Laws, and (b) shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

6.17 Obligations of Merger Subs. Parent will take all action necessary to cause each Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

6.18 Company Pre-Closing Financing. In the event the structure of the Company Pre-Closing Financing either violates applicable Law or prevents or materially delays Parent from causing the Registration Statement to become effective in a timely manner, and in any event sixty (60) days prior to the End Date, then Parent and the Company shall, and shall use their commercially reasonable efforts to cause the investors in the Company Pre-Closing Financing, to cause the Company Pre-Closing Financing to be amended, modified and/or restructured such that such investment occurs as a direct acquisition of Parent Shares substantially contemporaneously with the Closing in a manner which preserves to the extent possible, the amount of funds ultimately received by Parent and its Subsidiaries, and the number of Parent Shares ultimately held by the investor in respect of such amounts as though the Company Pre-Closing Financing has been consummated by its terms. In the event that all conditions in the Subscription Agreement have been satisfied, the Company shall use its commercially reasonable efforts to take, or to cause to be taken, all actions required, necessary or that it otherwise deems to be proper or advisable to consummate the transactions contemplated by the Subscription Agreement on the terms described therein, including using its commercially reasonable efforts to enforce its rights under the Subscription Agreement to cause such investors to pay to (or as directed by) the Company the applicable purchase price under each such investor’s applicable Subscription Agreement in accordance with its terms.

6.19 Wind-Down Activities. Following the date hereof, Parent shall use its commercially reasonable efforts to wind-down activities of Parent associated with the Parent Legacy Business effective as of and contingent upon the Closing, including termination of its research and development activities set forth on Section 6.19 of the Parent Disclosure Letter.

6.20 Parent Legacy Transaction. To the extent any Parent Legacy Transaction consists of a dividend or other distribution on the Parent Common Shares and Parent Preferred Shares outstanding prior to the First Effective Time, then ninety percent (90%) of the assets of the Parent Legacy Business available for distribution (such assets available for distribution subject to the consent of the Company, not to be unreasonably withheld, conditioned or delayed) may be so distributed (such dividend or other distribution, the “Parent Legacy Transaction Distribution”), in which case such assets shall be deposited with Parent’s transfer agent for further distribution to the holders of the Parent Common Shares and to the holders of the Parent Preferred Shares, in each case, outstanding as of the record date of the Parent Legacy Transaction Distribution.

6.21 Termination of Certain Agreements. Promptly following the date hereof, Parent will take all action necessary to terminate each of those agreements listed on Section 6.21 of the Parent Disclosure Letter.

Section 7. Conditions Precedent to Obligations of Each Party.

The obligations of each Party to effect the Merger and otherwise consummate the Contemplated Transactions to be consummated at the Closing are subject to the satisfaction or, to the extent permitted by applicable law, the written waiver by each of the Parties, at or prior to the Closing, of each of the following conditions:

7.1 Regulatory Approvals. Any applicable waiting periods (or any extensions thereof) under the HSR Act, the Competition Act, the ICA and any applicable foreign Law relating to antitrust or competition matters shall have expired or otherwise been terminated.

7.2 No Restraints. No Order preventing the consummation of the Contemplated Transactions shall have been issued by any Governmental Authority of competent jurisdiction and remain in effect and there shall not be any Law which has the effect of making the consummation of the Contemplated Transactions illegal.

7.3 Stockholder Approval. (a) Parent shall have obtained the Required Parent Shareholder Vote (but solely with respect to such items as are necessary to consummate the transactions contemplated by this Agreement) and (b) the Company shall have obtained the Required Company Stockholder Vote.

7.4 Listing. The Nasdaq Listing Application shall have been approved by Nasdaq.

7.5 Effectiveness of Registration Statement. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and shall not be subject to any stop order or Legal Proceeding seeking a stop order with respect to the Registration Statement that has not been withdrawn.

7.6 Parent Charter Amendment. The Parent Charter Amendment shall have been duly filed in accordance with applicable Law, containing at least such amendments as are necessary to consummate the transactions contemplated by this Agreement.

7.7 Continuation Authorization. Parent shall have received the Continuation Authorization.

Section 8. Additional Conditions Precedent to Obligations of Parent and Merger Subs.

The obligations of Parent and Merger Subs to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by Parent, at or prior to the Closing, of each of the following conditions:

8.1 Accuracy of Representations. The Company Fundamental Representations shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date). The Company Capitalization Representations shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except, in each case, (x) for such inaccuracies which are de minimis, individually or in the aggregate, (y) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been true and correct, subject to the qualifications as set forth in the preceding clause (x), as of such particular date). The representations and warranties of the Company contained in this Agreement (other than the Company Fundamental Representations and the Company Capitalization Representations) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (a) in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have a Company Material Adverse Effect (without giving effect to any references therein to any Company Material Adverse Effect or other materiality qualifications) or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Company Disclosure Letter made or purported to have been made after the date of this Agreement shall be disregarded).

8.2 Performance of Covenants. The Company shall have performed or complied with in all material respects all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the First Effective Time.

8.3 Documents. Parent shall have received the following documents, each of which shall be in full force and effect:

(a) a certificate executed by the Chief Executive Officer or Chief Financial Officer of the Company certifying (i) that the conditions set forth in Sections 8.1, 8.2, 8.4 and 8.5 have been duly satisfied and (ii) that the information (other than emails and addresses) set forth in the Allocation Certificate delivered by the company in accordance with Section 6.15 is true and accurate in all respects as of the Closing Date;

(b) a certificate pursuant to Treasury Regulations Sections 1.1445-2(c) and 1.897-2(h), together with a form of notice to the IRS in accordance with the requirements of Treasury Regulations Section 1.897-2(h), in each case, in form and substance reasonably acceptable to Parent;

(c) the Company Valuation Schedule;

(d) the Allocation Certificate; and

(e) the Lock-Up Agreements, duly executed by the Persons listed on Section B of the Company Disclosure Letter, which shall be in full force and effect.

8.4 No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect that is continuing.

8.5 Company Stockholder Written Consent. The Company Stockholder Written Consent executed by the stockholders of the Company collectively constituting the Required Company Stockholder Vote shall have been obtained and remain in full force and effect.

8.6 Company Pre-Closing Financing. The Subscription Agreement shall be in full force and effect and proceeds of not less than the Minimum Concurrent Investment Amount shall have been received by the Company or will be received by the Company substantially concurrently with the Closing in connection with the consummation of the transactions contemplated by the Subscription Agreement.

Section 9. Additional Conditions Precedent to Obligation of the Company.

The obligations of the Company to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by the Company, at or prior to the Closing, of each of the following conditions:

9.1 Accuracy of Representations. The Parent Fundamental Representations shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date). The Parent Capitalization Representations shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except, in each case, (x) for such inaccuracies which are de minimis, individually or in the aggregate, (y) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been true and correct, subject to the qualifications as set forth in the preceding clause (x), as of such particular date). The representations and warranties of Parent and Merger Subs contained in this Agreement (other than the Parent

Fundamental Representations and the Parent Capitalization Representations) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (a) in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have a Parent Material Adverse Effect (without giving effect to any references therein to any Parent Material Adverse Effect or other materiality qualifications) or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Parent Disclosure Letter made or purported to have been made after the date of this Agreement shall be disregarded).

9.2 Performance of Covenants. Parent and Merger Subs shall have performed or complied with in all material respects all of their agreements and covenants required to be performed or complied with by each of them under this Agreement at or prior to the First Effective Time.

9.3 Documents. The Company shall have received the following documents, each of which shall be in full force and effect:

(a) a certificate executed by an executive officer of Parent certifying that the conditions set forth in Sections 9.1, 9.2 and 9.4 have been duly satisfied;

(b) written resignations in forms satisfactory to the Company, dated as of the Closing Date and effective as of the Closing executed by the officers and directors of Parent who are not to continue as officers or directors of Parent pursuant to Section 6.12 hereof; and

(c) the Parent Net Cash Schedule.

9.4 No Parent Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Parent Material Adverse Effect that is continuing.

9.5 Dividends. If Parent declares, as the case may be, the Parent Pre-Closing Distribution or the Parent Legacy Transaction Distribution, then such Parent Pre-Closing Distribution or Parent Legacy Transaction Distribution shall have been deposited by Parent with Parent’s transfer agent for further distribution to the holders of the Parent Common Shares outstanding as of the record date of such Parent Pre-Closing Distribution or Parent Legacy Transaction Distribution.

9.6 Preferred Shares. The Parent shall deliver evidence satisfactory to the Company that the Parent Convertible Preferred Shares have been validly created in accordance with applicable Law.

Section 10. Termination.

10.1 Termination. This Agreement may be terminated prior to the First Effective Time (whether before or after adoption of this Agreement by the Company’s stockholders and whether before or after approval of the Parent Shareholder Matters by Parent Shareholders, unless otherwise specified below):

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company if the Merger shall not have been consummated by December 31, 2026 (subject to possible extension as provided in this Section 10.1(b), the “End Date”); provided, however, that the right to terminate this Agreement under this Section 10.1(b) shall not be available to the Company or Parent if such Party’s (or in the case of Parent, Merger Subs’) action or failure to act has been a principal cause of the failure of the Merger to occur on or before the End Date and such action or failure to act constitutes a breach of this Agreement; provided further, however, that, in the event that (i) the SEC has not declared effective under the Securities Act the Registration Statement or (ii) the waiting periods (and extensions thereof) applicable to the Merger under the HSR Act, the Competition Act or the ICA have not expired or otherwise been terminated by the date which is thirty (30) days prior to the End Date, then either the Company or Parent shall be entitled to extend the End Date for an additional thirty (30) days by notice to the other Party;

(c) by either Parent or the Company if a court of competent jurisdiction or other Governmental Authority shall have issued a final and nonappealable Order having the effect of permanently restraining, enjoining or otherwise prohibiting the Contemplated Transactions;

(d) by Parent if the Required Company Stockholder Vote shall not have been obtained within two (2) Business Days of the Registration Statement becoming effective in accordance with the provisions of the Securities Act; provided, however, that if the Registration Statement becomes effective during or immediately prior to the beginning of Company Stockholder Consent Review Period, the two (2) Business Day period set forth herein shall be tolled until the end of the Company Stockholder Consent Review Period; provided further however, that once the Required Company Stockholder Vote has been obtained (whether timely or not), Parent may not terminate this Agreement pursuant to this Section 10.1(d);

(e) by either Parent or the Company if (i) the Parent Shareholder Meeting (including any adjournments and postponements thereof) shall have been held and completed and Parent Shareholders shall have taken a final vote on the Parent Shareholder Matters and (ii) the Parent Shareholder Matters shall not have been approved at the Parent Shareholder Meeting (or at any adjournment or postponement thereof) by the Required Parent Shareholder Vote; provided, however, that the right to terminate this Agreement under this Section 10.1(e) shall not be available to Parent where the failure to obtain the Required Parent Shareholder Vote shall have been caused by the action or failure to act of Parent and such action or failure to act constitutes a material breach by Parent of this Agreement;

(f) by the Company (at any time prior to the approval of the Parent Shareholder Matters by the Required Parent Shareholder Vote) if a Parent Triggering Event shall have occurred;

(g) by Parent (at any time prior to the adoption of this Agreement and the approval of the Contemplated Transactions by the Required Company Stockholder Vote) if a Company Triggering Event shall have occurred;

(h) by the Company, if a Delisting Event occurs;

(i) by the Company, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by Parent or Merger Subs or if any representation or warranty of Parent or Merger Subs shall have become inaccurate, in either case, such that the conditions set forth in Section 9.1 or Section 9.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that the Company is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in Parent’s or Merger Subs’ representations and warranties or breach by Parent or Merger Subs is curable by Parent or Merger Subs, then the Company shall not be permitted to terminate this Agreement pursuant to this Section 10.1(i) as a result of such particular breach or inaccuracy until the earlier of (A) the expiration of a thirty (30) day period commencing upon delivery of written notice from the Company to Parent or Merger Subs of such breach or inaccuracy and its intention to terminate pursuant to this Section 10.1(i) and (B) Parent or Merger Subs (as applicable) ceasing to exercise commercially reasonable efforts to cure such breach following delivery of written notice from the Company to Parent or Merger Subs of such breach or inaccuracy and its intention to terminate pursuant to this Section 10.1(i) (it being understood that the Company shall not be permitted to terminate this Agreement pursuant to this Section 10.1(i) as a result of such particular breach or inaccuracy if such breach by Parent or Merger Subs is cured prior to such termination becoming effective);

(j) by Parent, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by the Company or if any representation or warranty of the Company shall have become inaccurate, in either case, such that the conditions set forth in Section 8.1 or Section 8.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that Parent is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in the Company’s representations and warranties or breach by the Company is curable by the Company then Parent shall not be permitted to terminate this Agreement pursuant to this Section 10.1(j) as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a thirty (30) day period commencing upon delivery of written notice from Parent to the Company of such breach or inaccuracy and its intention to terminate pursuant to this Section 10.1(j) and (ii) the Company ceasing to exercise commercially reasonable efforts to cure such breach following delivery of written notice from Parent to the Company of such breach or inaccuracy and its intention to terminate pursuant to this Section 10.1(j) (it being understood that Parent shall not be permitted to terminate this Agreement pursuant to this Section 10.1(j) as a result of such particular breach or inaccuracy if such breach by the Company is cured prior to such termination becoming effective);

(k) by Parent (at any time prior to the approval of the Parent Shareholder Matters by the Required Parent Shareholder Vote) and following compliance with all of the requirements set forth in the proviso to this Section 10.1(k), upon the Parent Board authorizing Parent to enter into a Permitted Alternative Agreement; provided, however, that Parent shall not enter into any Permitted Alternative Agreement unless: (i) Parent shall have complied in all material respects with its obligations under Section 5.4 and Section 6.3, (ii) the Parent Board shall have determined in good faith, after consultation with its outside legal counsel, that the failure to enter into such Permitted Alternative Agreement would reasonably be expected to be inconsistent with its fiduciary obligations under applicable Law and (iii) Parent shall concurrently pay to the Company the Company Termination Fee in accordance with Section 10.3(b); or

(l) by Parent, if, since the date of this Agreement, a Company Material Adverse Effect has occurred which is incapable of being cured on or prior to the End Date.

The Party desiring to terminate this Agreement pursuant to this Section 10.1 (other than pursuant to Section 10.1(a)) shall give a notice of such termination to the other Party specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail.

10.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 10.1, this Agreement shall be of no further force or effect; provided, however, that (a) this Section 10.2, Section 10.3 and Section 11 (other than Section 11.8) and the related definitions of the defined terms in such sections shall survive the termination of this Agreement and shall remain in full force and effect and (b) the termination of this Agreement and the provisions of Section 10.3 shall not relieve any Party of any liability for fraud or for any willful and material breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement.

10.3 Expenses; Termination Fees.

(a) Except as set forth in this Section 10.3 and Section 6.9, all fees and expenses incurred in connection with this Agreement and the Contemplated Transactions shall be paid by the Party incurring such expenses, whether or not the Merger is consummated.

(b) If (i) this Agreement is terminated by Parent or the Company pursuant to Section 10.1(e) or by the Company pursuant to Section 10.1(f), (ii) at any time after the date of this Agreement and prior to the Parent Shareholder Meeting, a bona fide third party Acquisition Proposal for a change of control transaction with respect to Parent shall have been publicly announced, disclosed or otherwise communicated to the Parent Board (and shall not have been publicly withdrawn) and (iii) within twelve (12) months after the date of such termination, Parent enters into a definitive agreement with respect to a Subsequent Transaction or consummates a Subsequent Transaction (excluding in each case any transactions occurring in connection with the liquidation, dissolution and winding up of Parent), then Parent shall pay to the Company, within ten (10) Business Days after termination (or, if applicable, upon such entry into a definitive agreement or consummation of a Subsequent Transaction), a nonrefundable fee in an amount equal to $400,000 (the “Company Termination Fee”).

(c) If (A) (i) this Agreement is terminated by Parent pursuant to Section 10.1(d), (ii) at any time after the date of this Agreement and before obtaining the Required Company Stockholder Vote, an Acquisition Proposal with respect to the Company shall have been publicly announced, disclosed or otherwise communicated to the Company Board (and shall not have been publicly withdrawn) and (iii) within twelve (12) months after the date of such termination, the Company enters into a definitive agreement with respect to a Subsequent Transaction or consummates a Subsequent Transaction, or (B) this Agreement is terminated by Parent pursuant to: (i) Section 10.1(b) solely due to the Company’s breach of this Agreement arising from the Company’s failure to satisfy the condition precedent to the consummation of the Contemplated Transactions contained in Section 8.6 on or before the End Date due to (x) the Company’s breach of the Subscription Agreement, or (y) the Company otherwise having consented to the termination of the Subscription Agreement, and (ii) Section 10.1(g), then the Company shall pay to Parent, within ten (10) Business Days after termination (or, if applicable, upon such entry into a definitive agreement or consummation of a Subsequent Transaction), a nonrefundable fee in an amount equal to $4,000,000 (the “Parent Termination Fee”).

(d) If either Party fails to pay when due any amount payable by it under this Section 10.3, then (i) such Party shall reimburse the other Party for reasonable costs and expenses (including reasonable fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by the other Party of its rights under this Section 10.3 and (ii) such Party shall pay to the other Party interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to the other Party in full) at a rate per annum equal to the “prime rate” (as announced by Bank of America or any successor thereto) in effect on the date such overdue amount was originally required to be paid plus three percent.

(e) The Parties agree that, subject to Section 10.2, the payment of the fees and expenses set forth in this Section 10.3 shall be the sole and exclusive remedy of each Party following a termination of this Agreement under the circumstances described in this Section 10.3, it being understood that in no event shall either Parent or the Company be required to pay the individual fees or damages payable pursuant to this Section 10.3 on more than one occasion. Subject to Section 10.2, following the payment of the fees and expenses set forth in this Section 10.3 by a Party, (i) such Party shall have no further liability to the other Party in connection with or arising out of this Agreement or the termination thereof, any breach of this Agreement by the other Party giving rise to such termination, or the failure of the Contemplated Transactions to be consummated, (ii) no other Party or their respective Affiliates shall be entitled to bring or maintain any other claim, action or proceeding against such Party or seek to obtain any recovery, judgment or damages of any kind against such Party (or any partner, member, stockholder, director, officer, employee, Subsidiary, Affiliate, agent or other Representative of such Party) in connection with or arising out of this Agreement or the termination thereof, any breach by such Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated and (iii) all other Parties and their respective Affiliates shall be precluded from any other remedy against such Party and its Affiliates, at law or in equity or otherwise, in connection with or arising out of this Agreement or the termination thereof, any breach by such Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated. Each of the Parties acknowledges that (x) the agreements contained in this Section 10.3 are an integral part of the Contemplated Transactions, (y) without these agreements, the Parties would not enter into this Agreement and (z) any amount payable pursuant to this Section 10.3 is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the Parties in the circumstances in which such amount is payable; provided, however, that nothing in this Section 10.3(e) shall limit the rights of the Parties under Section 11.10.

Section 11. Miscellaneous Provisions.

11.1 Non-Survival of Representations and Warranties. The representations and warranties of the Company, Parent and Merger Subs contained in this Agreement or any certificate or instrument delivered pursuant to this Agreement shall terminate at the First Effective Time, and only the covenants that by their terms survive the First Effective Time and this Section 11 shall survive the First Effective Time.

11.2 Amendment. This Agreement may be amended with the approval of the respective boards of directors of the Company, Merger Subs and Parent at any time (whether before or after the adoption and approval of this Agreement by the Company’s stockholders or before or after obtaining the Required Parent Shareholder Vote); provided, however, that after any such approval of this Agreement by a Party’s stockholders, no amendment shall be made which by Law requires further approval of such stockholders without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Company, Merger Subs and Parent.

11.3 Waiver.

(a) Any provision hereof may be waived by the waiving Party solely on such Party’s own behalf, without the consent of any other Party. No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b) No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

11.4 Entire Agreement; Counterparts; Exchanges by Electronic Transmission. This Agreement and the other schedules, exhibits, certificates, instruments and agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with its terms; provided, further, that only Exhibit D-1 (including Exhibit A to such Exhibit) and Exhibit D-2 are incorporated by reference and made a part hereof for purposes of Section 251 of the DGCL. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all Parties by electronic transmission in PDF format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

11.5 Applicable Law; Jurisdiction; WAIVER OF RIGHT TO TRIAL BY JURY. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the Parties arising out of or relating to this Agreement or any of the Contemplated Transactions, each of the Parties: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 11.5, (c) waives any objection to laying venue in any such action or proceeding in such courts, (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any Party, (e) agrees that service of process upon such Party in any such action or proceeding shall be effective if notice is given in accordance with Section 11.7 of this Agreement and (f) irrevocably and unconditionally waives the right to trial by jury.

11.6 Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of a Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Party, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such Party without the other Party’s prior written consent shall be void and of no effect.

11.7 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (b) upon delivery in the case of delivery by hand or (c) on the date delivered in the place of delivery if sent by email (with a written or electronic confirmation of delivery) prior to 6:00 p.m. (New York City time), otherwise on the next succeeding Business Day, in each case to the intended recipient as set forth below:

if to Parent or Merger Subs:

InMed Pharmaceuticals, Inc.

Suite 1445 – 885 West Georgia St.

Vancouver, British Columbia

Canada V6C 3E8

Attention: Eric Adams

Email: eadams@inmedpharma.com

with a copy to (which shall not constitute notice):

Norton Rose Fulbright Canada LLP

510 West Georgia Street, Suite 1800

Vancouver, British Columbia, Canada V6B 0M3

Attention: Janet Grove, Trevor Zeyl

Email: janet.grove@nortonrosefulbright.com, trevor.zeyl@nortonrosefulbright.com if to the Company:

Mentari Therapeutics, Inc.

221 Crescent Street, Building 23, Suite 105

Waltham, MA 02453

Attention: Keri Lantz

Email: keri.lantz@paragontherapeutics.com

with a copy to (which shall not constitute notice):

Gibson, Dunn & Crutcher LLP

One Embarcadero Center, Suite 2600

San Francisco, CA 94111

Attention: Ryan Murr, Branden Berns, Evan Shepherd

Email: rmurr@gibsondunn.com, bberns@gibsondunn.com, eshepherd@gibsondunn.com

11.8 Cooperation. Each Party agrees to cooperate fully with the other Party and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other Party to evidence or reflect the Contemplated Transactions and to carry out the intent and purposes of this Agreement.

11.9 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

11.10 Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms (including failing to take such actions as are required of it hereunder to consummate this Agreement) or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity, and each of the Parties waives any bond, surety or other security that might be required of any other Party with respect thereto. Each of the Parties further agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other Party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity.

11.11 No Third-Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties and the D&O Indemnified Parties to the extent of their respective rights pursuant to Section 6.7) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

11.12 Transferred Information. Each Party agrees that the Personal Information disclosed or conveyed from one party to the other (the “Transferred Information”) is necessary to determine whether to proceed with and to carry out and complete the Contemplated Transactions. Each Party covenants to comply with applicable Privacy Law as it relates to the Transferred Information. Without limiting the generality of the foregoing, the Parties agree that: (i) up to and including the completion of the Contemplated Transactions, the collection, use and disclosure of Transferred Information is restricted to those purposes that relate to the Contemplated Transactions; and (ii) following the completion of the Contemplated Transactions, the use and disclosure of the Transferred Information is restricted to those purposes for which the Transferred Information was initially collected unless other purposes are permitted by applicable Privacy Law.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

INMED PHARMACEUTICALS INC.

By:
Name:
Title:

INDIGO MERGER SUB CORP.

By:
Name:
Title:

INDIGO MERGER SUB II, LLC

By:
Name:
Title:

[Signature Page to Agreement and Plan of Merger and Reorganization]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

MENTARI THERAPEUTICS, INC.

By:
Name:
Title:

[Signature Page to Agreement and Plan of Merger and Reorganization]

Exhibit A-1

Form of Parent Shareholder Support Agreement

Exhibit A-2

Form of Company Stockholder Support Agreement

Exhibit B

Form of Lock-Up Agreement

Exhibit C

Form of Subscription Agreement

Exhibit D-1

Form of First Certificate of Merger

Exhibit D-2

Form of Second Certificate of Merger

Exhibit E

Parent Convertible Preferred Share Terms

Exhibit F

Form of CVR Agreement

Exhibit G

Form of Pre-Funded Warrant

Annex B

May 18, 2026

InMed Pharmaceuticals Inc.

885 West Georgia Street, Suite 1445

Vancouver, BC V6C 3E8, Canada

Attention: Andy Hull

Chairman of the Board of Directors

Members of the Board of Directors:

We have been advised that InMed Pharmaceuticals Inc., a corporation organized under the laws of British Columbia, Canada (“InMed” or “Parent”), proposes to enter into an Agreement and Plan of Merger and Reorganization (the “Agreement”), by and among InMed, InMed Merger Sub Corp. a Delaware corporation and wholly owned subsidiary of Parent (“First Merger Sub”), InMed Merger Sub II, LLC, a Delaware limited liability company and wholly owned subsidiary of Parent (“Second Merger Sub” and, together with First Merger Sub, “Merger Subs” and each, a “Merger Sub”), and Mentari Therapeutics, Inc. a Delaware corporation (“Mentari” or the “Company”). Upon the terms and subject to the conditions set forth in this Agreement, at the First Effective Time, First Merger Sub shall be merged with and into the Company, and the separate existence of First Merger Sub shall cease. The Company will continue as the surviving corporation in the First Merger and a wholly owned subsidiary of Parent (the “First Step Surviving Corporation”). Upon the terms and subject to the conditions set forth in this Agreement, at the Second Effective Time, the First Step Surviving Corporation will merge with and into Second Merger Sub, and the separate existence of the First Step Surviving Corporation shall cease. As a result of the Second Merger, Second Merger Sub will continue as the surviving entity in the Second Merger and a wholly owned subsidiary of Parent (the “Surviving Entity”).

Pursuant to the terms and subject to the conditions set forth in the Agreement, upon consummation of the Merger, (i) each outstanding share of Company Capital Stock (including any shares of Company Capital Stock issued pursuant to the Company Pre-Closing Financing) immediately prior to the First Effective Time (excluding shares of Company Capital Stock to be canceled pursuant to the Agreement and excluding Dissenting Shares) will be converted solely into the right to receive a number of Parent Common Shares equal to the Exchange Ratio (the “Parent Payment Shares”); provided, however, that in the event the aggregate number of Parent Common Shares issuable to any holder of Company Capital Stock at the Closing would exceed such holder’s Beneficial Ownership Limitation (if any), Parent shall issue to such holder (x) Parent Common Shares up to such holder’s Beneficial Ownership Limitation and (y) in lieu of any Parent Common Shares in excess of such Beneficial Ownership Limitation, Pre-Funded Warrants to purchase a number of Parent Common Shares equal to the Remaining Entitlement, in each case so as to provide such holder with the same economic effect as contemplated by the Agreement, and (ii) each outstanding share of Company Series Seed Preferred Stock immediately prior to the First Effective Time (excluding shares of Company Series Seed Preferred Stock to be canceled pursuant to the Agreement and excluding Dissenting Shares) will be converted solely into the right to receive a number of Parent Convertible Preferred Shares equal to (x) the Exchange Ratio divided by (y) 1,000 (the Parent Payment Shares, the Pre-Funded Warrants, and the Parent Convertible Preferred Shares, collectively, the “Merger

LUCID CAPITAL MARKETS, LLC

570 Lexington Ave., 40th Floor

New York, NY 10017

InMed Pharmaceuticals Inc.

May 18, 2026

Consideration”). The terms and conditions of the Merger are more fully set forth in the Agreement. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Agreement.

Prior to the First Effective Time, Parent shall declare a distribution (the “Closing Distribution”) to holders of Parent Common Shares of record as of immediately prior to the First Effective Time of the right to receive one contingent value right (each, a “CVR”) for each outstanding Parent Common Share held by such Parent Shareholder as of such date (less applicable withholding taxes), each representing the right to receive contingent payments upon the occurrence of certain events set forth in, and subject to and in accordance with the terms and conditions of, the contingent value rights agreement (the “CVR Agreement”). Lucid, with the approval of the Board of Directors, did not assign any value to the right of the Parent Stockholders to receive contingent payments per the CVR Agreement, given any assumptions related to the probability of payment of the CVRs underlying the analysis would be too speculative to use.

The Agreement contemplates that concurrently with the execution and delivery of the Agreement, certain investors will execute a Subscription Agreement representing an aggregate commitment of $290.0 million (but not less than $150.0 million) pursuant to which such Persons will agree to purchase shares of Company Capital Stock immediately prior to the Closing (the “Concurrent Investment”).

For purposes of rendering our Opinion we have, with your consent, assumed that (i) prior to closing the Merger, the Company will receive approximately $290.0 million in proceeds from the Concurrent Investment, and (ii) upon closing of the Merger, the holders of Company Capital Stock will in the aggregate hold approximately 29.7% of the fully-diluted shares of Parent Common Shares and the holders of Parent Common Shares will in the aggregate hold approximately 1.5% of the fully-diluted shares of Parent Common Shares immediately following the Merger, after giving effect to the Pre-Closing Financing, respectively.

We have, with your consent, relied upon the assumption that all information provided to us by InMed and Mentari is accurate and complete in all material respects. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our Opinion of which we become aware after the date hereof. We have assumed there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of InMed or Mentari since the date of the last financial statements made available to us. We have not obtained any independent evaluations, valuations or appraisals of the assets or liabilities of InMed or Mentari, nor have we been furnished with such materials. In addition, we have not evaluated the solvency or fair value of InMed or Mentari under any state or federal laws relating to bankruptcy, insolvency or similar matters.

Our Opinion does not address any legal, regulatory, tax or accounting matters related to the Merger, as to which we have assumed that InMed and the Board of Directors have received such advice from legal, tax and accounting advisors as each has determined appropriate. Our Opinion addresses only the fairness from a financial point of view of the Exchange Ratio as set forth in the Agreement to the holders of Parent Common Shares.

We express no view as to any other aspect or implication of the Merger or any other agreement or arrangement entered into in connection with the Merger. Our Opinion is necessarily based upon economic and market conditions and other circumstances as they exist and can be evaluated by us on the date hereof. It should be understood that although subsequent developments may affect our Opinion, we do not have any obligation to update, revise or reaffirm our Opinion and we expressly disclaim any responsibility to do so.

LUCID CAPITAL MARKETS, LLC

570 Lexington Ave., 40th Floor

New York, NY 10017

InMed Pharmaceuticals Inc.

May 18, 2026

We have not considered any potential legislative or regulatory changes currently being considered or recently enacted by the United States or any foreign government, or any domestic or foreign regulatory body, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the Securities and Exchange Commission (the “SEC”), the Financial Accounting Standards Board, or any similar foreign regulatory body or board.

In your capacity as members of the Board of Directors of InMed (the “Board of Directors”), you have requested our opinion (our “Opinion”) as to the fairness, from a financial point of view and as of the date hereof, of the Exchange Ratio as set forth in the Agreement to the holders of Parent Common Shares.

In connection with our Opinion, we took into account an assessment of general economic, market and financial conditions as well as our experience in connection with similar transactions and securities valuations generally and, among other things:

•	Reviewed a draft of the Merger Agreement;

•	Reviewed and analyzed certain publicly available financial and other information for each of InMed and Mentari;

•	Discussed with certain members of the management of InMed the historical and current business operations, financial condition and prospects of InMed and Mentari;

•

Reviewed and analyzed certain operating results of Mentari as compared to operating results and the reported price and trading histories of certain publicly traded companies that Lucid deemed relevant;

•	Reviewed and analyzed certain financial terms of the Agreement as compared to the publicly available financial terms of certain selected business combinations that Lucid deemed relevant;

•	Reviewed and analyzed certain financial terms of completed initial public offerings for certain companies that Lucid deemed relevant; and

•	Reviewed and analyzed such other information and such other factors, and conducted such other financial studies, analyses and investigations, as Lucid deemed relevant for purposes of this Opinion.

For purposes of rendering our Opinion we have assumed, with your consent, that except as would not be in any way meaningful to our analysis: (i) the final form of the Agreement will not differ from the draft Agreement that we have reviewed; (ii) the representations and warranties of each party contained in the Agreement are true and correct in all respects; (iii) each party will perform all of the covenants and agreements required to be performed by such party under the Agreement; and (iv) the transactions contemplated by the Agreement will be consummated in accordance with the terms of the Agreement, without any waiver or amendment of any term or condition thereof. We have also assumed that all governmental, regulatory and other consents and approvals contemplated by the Agreement or otherwise required for the transactions contemplated by the Agreement will be obtained and that in the course of obtaining any of those consents no restrictions will be imposed, or waivers made that would have an adverse effect on InMed, Mentari, or the contemplated benefits of the Merger. We have assumed that the Merger will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes and the rules and regulations promulgated thereunder.

LUCID CAPITAL MARKETS, LLC

570 Lexington Ave., 40th Floor

New York, NY 10017

InMed Pharmaceuticals Inc.

May 18, 2026

It is understood that this letter is intended for the benefit and use of the Board of Directors (in its capacity as such) in its consideration of the financial terms of the Merger and, except as set forth in our engagement letter with InMed, dated as of April 16, 2026 (the “Engagement Letter”), may not be used for any other purpose or reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose without our prior written consent, except that this Opinion may be included in its entirety in any filing related to the Merger required to be filed with the SEC and any proxy statement to be mailed to holders of Parent Common Shares. This letter does not constitute a recommendation to the Board of Directors of whether to approve the Merger or to any stockholder of InMed or any other person as to how to vote or act with respect to the transactions contemplated by the Agreement (including the Merger) or any other matter. Our Opinion does not address InMed’s underlying business decision to proceed with the Merger or the relative merits of the Merger compared to other alternatives available to InMed. We express no opinion as to the prices or ranges of prices at which shares or the securities of any person, including InMed, will trade at any time, including following the announcement or consummation of the Merger, or as to the potential effects of volatility in the credit, financial, and stock markets on InMed, Mentari or the transactions contemplated by the Agreement. We have not been requested to opine as to, and our Opinion does not in any manner address, the amount or nature of compensation to any of the officers, directors or employees of any party to the Merger, or any class of such persons, relative to the compensation to be paid to the holders of Parent Common Shares in connection with the Merger or with respect to the fairness of any such compensation.

Lucid is an investment bank providing investment banking, brokerage, equity research, institutional sales and trading services. As part of our investment banking services, we are regularly engaged in the valuation of businesses and their securities in connection with mergers, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Lucid will receive a fee for rendering our Opinion set forth below pursuant to the Engagement Letter, which is not contingent upon consummation of the Merger. In addition, InMed has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise out of our engagement. In the two years preceding the date hereof, Lucid has not had a relationship with InMed or its affiliates and has not received any fees from InMed or any of its affiliates. In the two years preceding the date hereof, Lucid has not had a relationship with Mentari or any of its affiliates and has not received any fees from Mentari or any of its affiliates. Lucid and its affiliates may in the future seek to provide investment banking or financial advisory services to InMed and Mentari and/or their respective affiliates and expect to receive fees for the rendering of these services.

In the ordinary course of business, Lucid or certain of our affiliates, as well as investment funds in which we or our affiliates may have financial interests, may acquire, hold or sell long or short positions, or trade or otherwise effect transactions in debt, equity, and other securities and financial instruments (including bank loans and other obligations) of, or investments in, InMed, Mentari or any other party that may be involved in the Merger and/or their respective affiliates.

Consistent with applicable legal and regulatory requirements, Lucid has adopted policies and procedures to establish and maintain the independence of our research department and personnel. As a result, our research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to InMed and the proposed Merger that may differ from the views of Lucid’s investment banking personnel.

LUCID CAPITAL MARKETS, LLC

570 Lexington Ave., 40th Floor

New York, NY 10017

InMed Pharmaceuticals Inc.

May 18, 2026

The Opinion set forth below was reviewed and approved by a fairness opinion committee of Lucid.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein and such other factors that we deem relevant, it is our opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the holders of Parent Common Shares.

Very truly yours,

Lucid Capital Markets, LLC

LUCID CAPITAL MARKETS, LLC

570 Lexington Ave., 40th Floor

New York, NY 10017

Annex C

FORM OF PARENT SUPPORT AGREEMENT

This Support Agreement (this “Agreement”) is made and entered into as of May 19, 2026, by and among Mentari Therapeutics, Inc., a Delaware corporation (the “Company”), InMed Pharmaceuticals Inc., a company incorporated under the laws of the Province of British Columbia (“Parent”), and the undersigned shareholder of Parent (the “Shareholder” and each of the Shareholder, Company, and Parent a “Party” and, collectively, the “Parties”). Capitalized terms used herein but not otherwise defined shall have the respective meanings ascribed to such terms in the Merger Agreement (as defined below).

RECITALS

WHEREAS, concurrently with the execution and delivery hereof, Parent, the Company and Indigo Merger Sub Corp., a Delaware corporation and a wholly owned subsidiary of Parent (the “First Merger Sub”) and Indigo Merger Sub II, LLC a Delaware limited liability company (the “Second Merger Sub” and, together with First Merger Sub, “Merger Subs”), have entered into an Agreement and Plan of Merger and Reorganization (as such agreement may be amended or supplemented from time to time pursuant to the terms thereof, the “Merger Agreement”), pursuant to which (i) the First Merger Sub will merge with and into the Company, with the Company surviving the merger as the surviving corporation and a wholly owned subsidiary of Parent and (ii) the Company will merge with and into the Second Merger Sub, with Second Merger Sub being the surviving entity of the Second Merger, upon the terms and subject to the conditions set forth in the Merger Agreement (together, the “Merger”).

WHEREAS, as of the date hereof, the Shareholder is the beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of such number of shares of Parent Capital Stock as indicated in Appendix A.

WHEREAS, as a condition and inducement to the willingness of Parent, Mergers Subs and the Company to enter into the Merger Agreement, Parent has required that Shareholder enter into this Agreement.

NOW, THEREFORE, intending to be legally bound, the Parties hereby agree as follows:

1. Certain Definitions. For all purposes of this Agreement, the following terms shall have the following respective meanings:

(a) “Constructive Sale” means, with respect to any security, (i) a short sale with respect to such security, (ii) entering into or acquiring a derivative contract with respect to such security, (iii) entering into or acquiring a futures or forward contract to deliver such security or (iv) entering into any other hedging or other derivative transaction that has the effect of either directly or indirectly materially changing the economic benefits or risks of ownership of such security.

(b) “Shares” means (i) all shares of Parent Capital Stock and any other equity securities of Parent beneficially owned by the Shareholder as of the date hereof, including such securities indicated in Appendix A, (ii) all additional shares of Parent Capital Stock acquired, whether beneficially owned or of record, by the Shareholder during the period commencing with the execution and delivery of this Agreement and expiring on the Expiration Date (as defined below), and (iii) any shares of capital stock or other equity securities of Parent that such Shareholder acquires or with respect to which such Shareholder otherwise acquires sole or shared voting power (including any proxy), whether beneficial or of record, or otherwise owned by such Shareholder after the execution and delivery of this Agreement and expiring on the Expiration Date, whether by exercise of any Parent Options or otherwise, including, without limitation, by gift, succession, in the event of a stock split or as a dividend or distribution of any Shares.

(c) “Transfer” or “Transferred” means, with respect to any security, the direct or indirect assignment, sale, transfer, tender, exchange, pledge or hypothecation, or the grant, creation or suffrage of an Encumbrance, lien, security interest or encumbrance in or upon, or the gift, grant or placement in trust, or the Constructive Sale or other disposition of such security (including transfers by testamentary or intestate succession, by domestic relations order or other court order, or otherwise by operation of law) or any right, title or interest therein (including any right or power to vote to which the holder thereof may be entitled, whether such right or power is granted by proxy or otherwise), or the record or beneficial ownership thereof, the offer to make such a sale, transfer, Constructive Sale or other disposition, and each agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing.

2. Transfer and Voting Restrictions. The Shareholder covenants to Parent and the Company as follows:

(a) Except as otherwise permitted by Section 2(d), during the period commencing with the execution and delivery of this Agreement and expiring on the Expiration Date (as defined below), the Shareholder shall not Transfer any of the Shareholder’s Shares, publicly announce its intention to Transfer any of its Shares.

(b) Except as otherwise permitted by this Agreement or otherwise permitted or required by order of a court of competent jurisdiction or a Governmental Authority, the Shareholder will not commit any act that would restrict the Shareholder’s legal power, authority and right to vote all of the Shares held by the Shareholder or otherwise prevent or disable the Shareholder from performing any of his, her or its obligations under this Agreement. Without limiting the generality of the foregoing, except for this Agreement, and as otherwise permitted by this Agreement, the Shareholder shall not enter into any voting agreement with any person or entity with respect to any of the Shareholder’s Shares, grant any person or entity any proxy (revocable or irrevocable) or power of attorney with respect to any of the Shares, deposit any Shares in a voting trust or otherwise enter into any agreement or arrangement with any person or entity in each case which has the effect of limiting or affecting the Shareholder’s legal power, authority or right to vote the Shareholder’s Shares in favor of the Parent Shareholder Matters.

(c) Except as otherwise permitted by this Agreement or otherwise permitted or required by order of a court of competent jurisdiction or a Governmental Entity, the Shareholder will not enter into any Contract, option, commitment or other arrangement or understanding with respect to the direct or indirect Transfer of any right, title or interest (including any right or power to vote to which the holder thereof may be entitled whether such right or power is granted by proxy or otherwise) to any Shares or take any action that would reasonably be expected to make any representation or warranty of such Shareholder contained herein untrue or incorrect or have the effect of restricting the Shareholder’s legal power, authority and right to vote all of the Shares or would otherwise prevent or disable such Shareholder from performing any of such Shareholder’s obligations under this Agreement.

(d) Notwithstanding anything else herein to the contrary, the Shareholder may, at any time, Transfer Shares (i) by will or other testamentary document or by intestacy to the legal representative, heir, beneficiary or a member of the immediate family of the Shareholder or, if the Shareholder is a corporation, partnership or other entity, to an immediate family member of a beneficial owner of the Shares held by the Shareholder, (ii) to such Shareholder’s Affiliates (in each case, directly or indirectly), (iii) to any trust or other entity for the direct or indirect benefit of the Shareholder or the immediate family of the Shareholder (or, if the Shareholder is a corporation, partnership or other entity, for the direct or indirect benefit of an immediate family member of a beneficial owner of the Shares held by the Shareholder) or otherwise for estate tax or estate planning purposes, (iv) in the case of a Shareholder who is not a natural person, by pro rata distributions from the Shareholder to its members, partners, or shareholders pursuant to the Shareholder’s organizational documents, (v) pursuant to applicable Law or by operation of law pursuant to a qualified domestic relations order or in connection with a divorce settlement and (vi) pursuant to the exercise of any option to purchase any Parent Capital Stock, including in order to pay the exercise price of such option or otherwise satisfy taxes applicable thereto; provided, that in the cases of clauses (i)-(vi), (x) such Transferred Shares shall continue to be bound by this Agreement and (y) the applicable direct transferee (if any) of such Transferred Shares shall have executed and delivered to Parent and the Company a support agreement substantially identical to this Agreement upon consummation of the Transfer if not already a party thereto. Any action taken in violation of Section 2(a) through Section 2(d) shall be null and void ab initio.

(e) Notwithstanding anything to the contrary herein, nothing in this Agreement shall obligate the Shareholder to exercise any option or any other right to acquire any shares of Parent Capital Stock.

3. Agreement to Vote Shares. The Shareholder covenants to Parent and the Company as follows:

(a) Until the Expiration Date, at every meeting of the Shareholders of Parent called to vote upon the Parent Shareholder Matters, however called, and at every adjournment or postponement thereof, and on every action or approval by written consent of the shareholders of Parent, the Shareholder shall be present (in person or by proxy) and vote, or exercise its right to consent with respect to, all Shares held by the Shareholder (A) in favor of the Parent Shareholder Matters, and (B) against any Acquisition Proposal.

(b) If the Shareholder is the beneficial owner, but not the record holder, of Shares, the Shareholder agrees to take all actions necessary to cause the record holder and any nominees to be present (in person or by proxy) and vote all the Shareholder’s Shares in accordance with this Section 3.

(c) In the event of a stock split, stock dividend or distribution, or any change in the capital stock of Parent by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, reincorporation, exchange of shares or the like, the term “Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

4. Action in Shareholder Capacity Only. The Shareholder is entering into this Agreement solely in the Shareholder’s capacity as a record holder and beneficial owner, as applicable, of its Shares and not in the Shareholder’s capacity as a director or officer of Parent. Nothing herein shall limit or affect the Shareholder’s ability to exercise the Shareholder’s fiduciary duties as an officer or director of Parent.

5. Irrevocable Proxy. The Shareholder hereby revokes (or agrees to cause to be revoked) any proxies that the Shareholder has heretofore granted with respect to its Shares. In the event and to the extent that the Shareholder fails to vote the Shares in accordance with Section 3 at any applicable meeting of the shareholders of Parent or pursuant to any applicable written consent of the shareholders of Parent, the Shareholder shall be deemed to have irrevocably granted to, and appointed, Parent and any individual designated in writing by it, and each of them individually, as his, her or its proxy and attorney-in-fact (with full power of substitution), for and in its name, place and stead, to (a) attend any all meetings of the Parent shareholders with respect to any of the matters specified in Section 3 and (b) vote, express consent, dissent or grant, withhold or issue instructions to the record holder to vote his, her or its Shares in any action by written consent of Parent shareholders or at any meeting of Parent shareholders called with respect to any of the matters specified in, and in accordance and consistent with, Section 3 of this Agreement. Parent agrees not to exercise the proxy granted herein for any purpose other than the purposes described in this Agreement. Except as otherwise provided for herein, the Shareholder hereby affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked and that such irrevocable proxy is executed and intended to be irrevocable (and as such shall survive and not be affected by the death, incapacity, mental illness or insanity of the Shareholder, as applicable) and shall not be terminated by operation of law or upon the occurrence of any other event other than the termination of this Agreement pursuant to Section 9. Notwithstanding any other provisions of this Agreement, the irrevocable proxy granted hereunder shall automatically terminate on the Expiration Date. The Shareholder hereby affirms that the proxy set forth in this Section 5 is given in connection with and granted in consideration of and as an inducement to Parent, Mergers Subs and the Company to enter into the Merger Agreement and that such proxy is given to secure the obligations of the Shareholder under Section 3.

6. No Solicitation. The Shareholder agrees not to directly or indirectly, including through any of its officers, directors or agents, take any action that Parent is prohibited from taking pursuant to Section 5.4 of the Merger Agreement and Section 5.4 of the Merger Agreement is hereby incorporated by reference mutatis mutandis. The Shareholder hereby represents and warrants that the Shareholder has read Section 5.4 of the Merger Agreement.

7. Documentation and Information. The Shareholder shall permit and hereby authorizes Parent and the Company to publish and disclose in all documents and schedules filed with the SEC, and any press release or other disclosure document that Parent or the Company reasonably determines to be necessary in connection with the Merger and any of the Contemplated Transactions, a copy of this Agreement, the Shareholder’s identity and ownership of the Shares and the nature of the Shareholder’s commitments and obligations under this Agreement.

8. Representations and Warranties of the Shareholder. The Shareholder hereby represents and warrants to Parent and the Company as follows:

(a) (i) The Shareholder is the beneficial or record owner of the shares of Parent Capital Stock indicated in Appendix A (each of which shall be deemed to be “held” by the Shareholder for purposes of Section 3 unless otherwise expressly stated with respect to any shares in Appendix A), free and clear of any and all Encumbrances (except, if applicable, for any Encumbrance that may be imposed pursuant to this Agreement and Encumbrances arising under applicable securities or community property laws); and (ii) the Shareholder does not beneficially own any securities of Parent other than the shares of Parent Capital Stock and rights to purchase shares of Parent Capital Stock set forth in Appendix A.

(b) Except as otherwise provided in this Agreement, the Shareholder has full power and authority to (i) make, enter into and carry out the terms of this Agreement and (ii) vote all of its Shares in the manner set forth in this Agreement without the consent or approval of, or any other action on the part of, any other person or entity (including any Governmental Authority). Without limiting the generality of the foregoing, the Shareholder has not entered into any voting agreement (other than this Agreement) with any person with respect to any of the Shareholder’s Shares, granted any person any proxy (revocable or irrevocable) or power of attorney with respect to any of the Shareholder’s Shares, deposited any of the Shareholder’s Shares in a voting trust or entered into any arrangement or agreement with any person limiting or affecting the Shareholder’s legal power, authority or right to vote the Shareholder’s Shares on any matter.

(c) This Agreement has been duly and validly executed and delivered by the Shareholder and (assuming the due authorization, execution and delivery by the other Parties) constitutes a valid and binding agreement of the Shareholder enforceable against the Shareholder in accordance with its terms, subject to the Enforceability Exceptions. The execution and delivery of this Agreement by the Shareholder and the performance by the Shareholder of the agreements and obligations hereunder will not result in any breach or violation of or be in conflict with or constitute a default under any term of any Contract or, if applicable, any provision of an organizational document (including a certificate of incorporation) to or by which the Shareholder is a party or bound, or any applicable law to which the Shareholder (or any of the Shareholder’s assets) is subject or bound, except for any such breach, violation, conflict or default which, individually or in the aggregate, would not reasonably be expected to materially impair or adversely affect the Shareholder’s ability to perform its obligations under this Agreement.

(d) The execution, delivery and performance of this Agreement by the Shareholder do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Authority, except for any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain, individually or in the aggregate, has not and would not materially impair the Shareholder’s ability to perform its obligations under this Agreement.

(e) The Shareholder has had the opportunity to review the Merger Agreement and this Agreement with counsel of the Shareholder’s own choosing. The Shareholder has had an opportunity to review with its own tax advisors the tax consequences of the Merger and the Contemplated Transactions. The Shareholder understands that it must rely solely on its advisors and not on any statements or representations made by Parent, the Company or any of their respective agents or representatives with respect to the tax consequences of the Merger and the Contemplated Transactions. The Shareholder understands that such Shareholder (and not Parent, the Company or the Surviving Entity) shall be responsible for such Shareholder’s tax liability that may arise as a result of the Merger or the Contemplated Transactions. The Shareholder understands and acknowledges that the Company, Parent and the Merger Subs are entering into the Merger Agreement in reliance upon the Shareholder’s execution, delivery and performance of this Agreement.

(f) With respect to the Shareholder, as of the date hereof, there is no action, suit, investigation or proceeding pending against, or, to the knowledge of the Shareholder, threatened against, the Shareholder or any of the Shareholder’s properties or assets (including the Shares) that would reasonably be expected to prevent or materially delay or impair the ability of the Shareholder to perform its obligations hereunder or to consummate the transactions contemplated hereby.

9. Termination. This Agreement shall terminate and shall cease to be of any further force or effect as of the earliest of (a) such date and time as the Merger Agreement shall have been terminated pursuant to the terms thereof, (b) the First Effective Time, (c) the amendment of the Merger Agreement, without the prior written consent of the Shareholder, in a manner that affects the economics or material terms of the Merger Agreement in a manner that is adverse to the Shareholder and (d) the time this Agreement is terminated upon the written agreement of the Shareholder, the Company and Parent (such date, the “Expiration Date”); provided, however, that (i) Section 10 shall survive the termination of this Agreement, and (ii) the termination of this Agreement shall not relieve any Party from any liability for any material and willful breach of this Agreement prior to the First Effective Time.

10. Miscellaneous Provisions.

(a) Amendments. No amendment of this Agreement shall be effective against any Party unless it shall be in writing and signed by each of the Parties.

(b) Entire Agreement; Counterparts; Exchanges by Electronic Transmission or Facsimile. This Agreement constitutes the entire agreement between the Parties and supersedes all other prior agreements, arrangements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all Parties by facsimile or electronic transmission in PDF format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

(c) Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws, except to the extent the provisions of the laws of the Province of British Columbia are mandatorily applicable to the Merger or the fiduciary duties of the board of directors or officers of Parent and provided, that the provisions of this Agreement which by their terms are governed by the laws of the Province of British Columbia shall be governed and construed in accordance with the laws of the Province of British Columbia. In any action or proceeding between any of the Parties arising out of or relating to this Agreement, each of the Parties: (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (ii) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (i) of this Section 10(c), (iii) waives any objection to laying venue in any such action or proceeding in such courts, (iv) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any Party, (v) agrees that service of process upon such Party in any such action or proceeding shall be effective if notice is given in accordance with Section 10(h) of this Agreement and (vi) irrevocably and unconditionally waives the right to trial by jury.

(d) Assignment. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of a Party’s rights or obligations hereunder may be assigned or delegated (except pursuant to the Merger) by such Party without the prior written consent of the other Parties, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such Party without the other Parties’ prior written consent shall be void and of no effect.

(e) No Third-Party Rights. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

(f) Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

(g) Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms (including failing to take such actions as are required of it hereunder to consummate this Agreement) or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity, and each of the Parties waives any bond, surety or other security that might be required of any other Party with respect thereto. Each of the Parties further agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other Party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity.

(h) Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly delivered (i) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (ii) upon delivery in the case of delivery by hand or (iii) on the date delivered in the place of delivery if sent by email or facsimile (with a written or electronic confirmation of delivery) prior to 6:00 p.m. (New York City time), otherwise on the next succeeding Business Day, (A) if to the Company or Parent, to the address, electronic mail address or facsimile provided in Section 11.7 of the Merger Agreement, including to the persons designated therein to receive copies; and/or (B) if to the Shareholder, to the Shareholder’s address, electronic mail address or facsimile shown below Shareholder’s signature to this Agreement.

(i) Confidentiality. Except to the extent required by applicable Law or regulation, the Shareholder shall hold any non-public information regarding the Company, this Agreement, the Merger Agreement and the Contemplated Transactions in strict confidence and shall not divulge any such information to any third person, except to the extent such information has been publicly disclosed by the Company or Parent in connection with their entry into the Merger Agreement and this Agreement; provided, however, that the Shareholder may disclose such information to its Affiliates, attorneys, accountants, consultants, and other advisors (provided, that such Persons are subject to confidentiality obligations at least as restrictive as those contained herein). Neither the Shareholder nor any of its Affiliates (other than Parent, whose actions shall be governed by the Merger Agreement), shall issue or cause the publication of any press release or other public announcement with respect to Parent, this Agreement, the Contemplated Transactions, the Merger Agreement or the other transactions contemplated hereby or thereby without the prior written consent of the Company and Parent, except as may be required by applicable Law in which circumstance such announcing Party shall make reasonable efforts to consult with the Company and Parent to the extent practicable.

(j) Interpretation. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Sections and Appendixes are to Sections and Appendixes of this Agreement unless otherwise specified. Any capitalized terms used in any Appendix but not otherwise defined therein shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular, the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine gender. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. The word “or” is not exclusive. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. References to any statute are to that statute and to the rules and regulations promulgated thereunder, in each case as amended, modified, re-enacted thereof, substituted, from time to time. References to “$” and “dollars” are to the currency of the United States. All accounting terms used herein will be interpreted, and all accounting determinations hereunder will be made, in accordance with GAAP unless otherwise expressly specified. References from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively. All references to “days” shall be to calendar days unless otherwise indicated as a “Business Day.” Except as otherwise specifically indicated, for purposes of measuring the beginning and ending of time periods in this Agreement (including for purposes of “Business Day” and for hours in a day or Business Day), the time at which a thing, occurrence or event shall begin or end shall be deemed to occur in the Eastern time zone of the United States. The Parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement.

[Remainder of Page Left Intentionally Blank]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed as of the date first above written.

COMPANY:

MENTARI THERAPEUTICS, INC.

By:
Name:
Title:

[Signature Page to Parent Shareholder Support Agreement]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed as of the date first above written.

PARENT:

INMED PHARMACEUTICALS INC.

By:
Name:
Title:

[Signature Page to Parent Shareholder Support Agreement]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed as of the date first above written.

[SHAREHOLDER],

in his/her capacity as the Shareholder:

Signature:

Address:

[Signature Page to Parent Shareholder Support Agreement]

Appendix A

Annex D

FORM OF COMPANY SUPPORT AGREEMENT

This Support Agreement (this “Agreement”) is made and entered into as of May 19, 2026, by and among Mentari Therapeutics, Inc., a Delaware corporation (the “Company”), InMed Pharmaceuticals Inc., a company incorporated under the laws of the Province of British Columbia (“Parent”), and the undersigned stockholder of the Company (the “Stockholder” and each of the Stockholder, Company, and Parent a “Party” and, collectively, the “Parties”). Capitalized terms used herein but not otherwise defined shall have the respective meanings ascribed to such terms in the Merger Agreement (as defined below).

RECITALS

WHEREAS, concurrently with the execution and delivery hereof, Parent, the Company and Indigo Merger Sub Corp., a Delaware corporation and a wholly owned subsidiary of Parent (the “First Merger Sub”), and Indigo Merger Sub II, LLC a Delaware limited liability company (the “Second Merger Sub” and, together with the First Merger Sub, “Merger Subs”), have entered into an Agreement and Plan of Merger and Reorganization (as such agreement may be amended or supplemented from time to time pursuant to the terms thereof, the “Merger Agreement”), pursuant to which (i) the First Merger Sub will merge with and into the Company, with the Company surviving the merger as the surviving corporation and a wholly owned subsidiary of Parent and (ii) the Company will merge with and into the Second Merger Sub, with Second Merger Sub being the surviving entity of the Second Merger, upon the terms and subject to the conditions set forth in the Merger Agreement (together, the “Merger”).

WHEREAS, as of the date hereof, the Stockholder is the beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of such number of shares of Company Capital Stock as indicated in Appendix A.

WHEREAS, as a condition and inducement to the willingness of Parent, Merger Subs and the Company to enter into the Merger Agreement, Parent has required that Stockholder enter into this Agreement.

NOW, THEREFORE, intending to be legally bound, the Parties hereby agree as follows:

1. Certain Definitions. For all purposes of this Agreement, the following terms shall have the following respective meanings:

(a) “Constructive Sale” means, with respect to any security, (i) a short sale with respect to such security, (ii) entering into or acquiring a derivative contract with respect to such security, (iii) entering into or acquiring a futures or forward contract to deliver such security or (iv) entering into any other hedging or other derivative transaction that has the effect of either directly or indirectly materially changing the economic benefits or risks of ownership of such security.

(b) “Shares” means (i) all shares of Company Capital Stock and any other equity securities of the Company beneficially owned by the Stockholder as of the date hereof, including such securities indicated in Appendix A, (ii) all additional shares of Company Capital Stock acquired, whether beneficially owned or of record, by the Stockholder during the period commencing with the execution and delivery of this Agreement and expiring on the Expiration Date (as defined below), and (iii) any shares of Company Capital Stock or other equity securities of the Company that are issued to such Stockholder or such Stockholder acquires or with respect to which such Stockholder otherwise acquires sole or shared voting power (including any proxy), whether beneficial or of record, or otherwise owned by such Stockholder after the execution and delivery of this Agreement and expiring on the Expiration Date, whether by exercise of any Company Options or otherwise, including, without limitation, by gift, succession, in the event of a stock split or as a dividend or distribution of any Shares.

(c) “Transfer” or “Transferred” means, with respect to any security, the direct or indirect assignment, sale, transfer, tender, exchange, pledge or hypothecation, or the grant, creation or suffrage of an Encumbrance, lien, security interest or encumbrance in or upon, or the gift, grant or placement in trust, or the Constructive Sale or other disposition of such security (including transfers by testamentary or intestate succession, by domestic relations order or other court order, or otherwise by operation of law) or any right, title or interest therein (including any right or power to vote to which the holder thereof may be entitled, whether such right or power is granted by proxy or otherwise), or the record or beneficial ownership thereof, the offer to make such a sale, transfer, Constructive Sale or other disposition, and each agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing.

2. Transfer and Voting Restrictions. The Stockholder covenants to Parent and the Company as follows:

(a) Except as otherwise permitted by Section 2(c), during the period commencing with the execution and delivery of this Agreement and expiring on the Expiration Date (as defined below), the Stockholder shall not Transfer any of the Stockholder’s Shares, publicly announce its intention to Transfer any of its Shares.

(b) Except as otherwise permitted by this Agreement or otherwise permitted or required by order of a court of competent jurisdiction or a Governmental Authority, the Stockholder will not commit any act that would restrict the Stockholder’s legal power, authority and right to vote all of the Shares held by the Stockholder or otherwise prevent or disable the Stockholder from performing any of his, her or its obligations under this Agreement. Without limiting the generality of the foregoing, except for this Agreement and as otherwise permitted by this Agreement, the Stockholder shall not enter into any voting agreement with any person or entity with respect to any of the Stockholder’s Shares, grant any person or entity any proxy (revocable or irrevocable) or power of attorney with respect to any of the Shares, deposit any Shares in a voting trust or otherwise enter into any agreement or arrangement with any person or entity in each case which has the effect of limiting or affecting the Stockholder’s legal power, authority or right to execute and deliver the Company Stockholder Written Consents or otherwise vote in favor of Company stockholder matters.

(c) Except as otherwise permitted by this Agreement or otherwise permitted or required by order of a court of competent jurisdiction or a Governmental Entity, the Stockholder will not enter into any Contract, option, commitment or other arrangement or understanding with respect to the direct or indirect Transfer of any right, title or interest (including any right or power to vote to which the holder thereof may be entitled whether such right or power is granted by proxy or otherwise) to any Shares or take any action that would reasonably be expected to make any representation or warranty of such Stockholder contained herein untrue or incorrect or have the effect of restricting the Stockholder’s legal power, authority and right to vote all of the Shares or would otherwise prevent or disable such Stockholder from performing any of such Stockholder’s obligations under this Agreement.

(d) Notwithstanding anything else herein to the contrary, the Stockholder may, at any time, Transfer Shares (i) by will or other testamentary document or by intestacy to the legal representative, heir, beneficiary or a member of the immediate family of the Stockholder or, if the Stockholder is a corporation, partnership or other entity, to an immediate family member of a beneficial owner of the Shares held by the Stockholder, (ii) to such Stockholder’s Affiliates (in each case, directly or indirectly), (iii) to any trust or other entity for the direct or indirect benefit of the Stockholder or the immediate family of the Stockholder (or, if the Stockholder is a corporation, partnership or other entity, for the direct or indirect benefit of an immediate family member of a beneficial owner of the Shares held by the Stockholder) or otherwise for estate tax or estate planning purposes, (iv) in the case of a Stockholder who is not a natural person, by pro rata distributions from the Stockholder to its members, partners, or shareholders pursuant to the Stockholder’s organizational documents, (v) purchased on or about the Closing Date from the Company pursuant to the Company Pre-Closing Financing, (vi) pursuant to applicable Law or by operation of law pursuant to a qualified domestic relations order or in connection with a divorce settlement and (vii) pursuant to the exercise of any option to purchase any Company Capital Stock or settlement of any restricted stock units, including in order to pay the exercise price of such option or otherwise satisfy taxes applicable thereto; provided, that in the cases of clauses (i)-(vii) (except clause (v)), (x) such Transferred Shares shall continue to be bound by this Agreement and (y) the applicable direct transferee (if any) of such Transferred Shares shall have executed and delivered to Parent and the Company a support agreement substantially identical to this Agreement upon consummation of the Transfer if not already a party thereto. Any action taken in violation of Section 2(a) through Section 2(d) shall be null and void ab initio.

(e) Notwithstanding anything to the contrary herein, nothing in this Agreement shall obligate the Stockholder to exercise any option or any other right to acquire any shares of Company Capital Stock.

3. Agreement to Vote Shares. The Stockholder covenants to Parent and the Company as follows:

(a) Until the Expiration Date, at every meeting of the stockholders of the Company, however called, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of the Company, the Stockholder shall be present (in person or by proxy) and vote, or exercise its right to consent with respect to, all Shares held by the Stockholder (A) in favor of the adoption and approval of the Merger Agreement, (B) in favor of approval of the Contemplated Transactions, (C) against approval of any proposal made in opposition to, or in competition with, the Merger Agreement or the consummation of the Contemplated Transactions and (D) against any Acquisition Proposal.

(b) If the Stockholder is the beneficial owner, but not the record holder, of Shares, the Stockholder agrees to take all actions necessary to cause the record holder and any nominees to be present (in person or by proxy) and vote all the Stockholder’s Shares in accordance with this Section 3.

(c) In the event of a stock split, stock dividend or distribution, or any change in the capital stock of the Company by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, reincorporation, exchange of shares or the like, the term “Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

4. Action in Stockholder Capacity Only. The Stockholder is entering into this Agreement solely in the Stockholder’s capacity as a record holder and/or beneficial owner, as applicable, of its Shares and not in the Stockholder’s capacity as a director or officer of the Company. Nothing herein shall limit or affect the Stockholder’s ability to exercise the Stockholder’s fiduciary duties as an officer or director of the Company.

5. Irrevocable Proxy. The Stockholder hereby revokes (or agrees to cause to be revoked) any proxies that the Stockholder has heretofore granted with respect to its Shares. In the event and to the extent that the Stockholder fails to vote the Shares in accordance with Section 3 at any applicable meeting of the stockholders of the Company or pursuant to any applicable written consent of the stockholders of the Company, the Stockholder shall be deemed to have irrevocably granted to, and appointed, the Company and any individual designated in writing by it, and each of them individually, as his, her or its proxy and attorney-in-fact (with full power of substitution), for and in its name, place and stead, to (a) attend any all meetings of the Company stockholders with respect to any of the matters specified in Section 3 and (b) vote, express consent, dissent or grant, withhold or issue instructions to the record holder to vote his, her or its Shares in any action by written consent of Company stockholders or at any meeting of the Company’s stockholders called with respect to any of the matters specified in, and in accordance and consistent with, Section 3 of this Agreement. The Company agrees not to exercise the proxy granted herein for any purpose other than the purposes described in this Agreement. Except as otherwise provided for herein, the Stockholder hereby affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked and that such irrevocable proxy is executed and intended to be irrevocable (and as such shall survive and not be affected by the death, incapacity, mental illness or insanity of the Stockholder, as applicable) and shall not be terminated by operation of law or upon the occurrence of any other event other than the termination of this Agreement pursuant to Section 9. Notwithstanding any other provisions of this Agreement, the irrevocable proxy granted hereunder shall automatically terminate on the

Expiration Date. The Stockholder hereby affirms that the proxy set forth in this Section 5 is given in connection with and granted in consideration of and as an inducement to the Company, Parent and the Merger Subs to enter into the Merger Agreement and that such proxy is given to secure the obligations of the Stockholder under Section 3.

6. No Solicitation. The Stockholder agrees not to directly or indirectly, including through any of its officers, directors or agents, take any action that the Company is prohibited from taking pursuant to Section 5.4 of the Merger Agreement and Section 5.4 of the Merger Agreement is hereby incorporated by reference mutatis mutandis. The Stockholder hereby represents and warrants that the Stockholder has read Section 5.4 of the Merger Agreement.

7. Documentation and Information. The Stockholder shall permit and hereby authorizes Parent and the Company to publish and disclose in all documents and schedules filed with the SEC, and any press release or other disclosure document that Parent or the Company reasonably determines to be necessary in connection with the Merger and any of the Contemplated Transactions, a copy of this Agreement, the Stockholder’s identity and ownership of the Shares and the nature of the Stockholder’s commitments and obligations under this Agreement.

8. No Exercise of Appraisal Rights; Waivers. The Stockholder hereby irrevocably and unconditionally (a) waives, and agrees to cause to be waived and to prevent the exercise of, any rights of appraisal, any dissenters’ rights and any similar rights (including any notice requirements related thereto) relating to the Contemplated Transactions that Stockholder may have by virtue of, or with respect to, any Shares under any applicable Law (including all rights under Section 262 of the DGCL, a copy of which is attached hereto as Appendix B) and (b) agrees that the Stockholder will not bring, commence, institute, maintain, prosecute or voluntarily aid or participate in any action, claim, suit or cause of action, in law or in equity, in any court or before any Governmental Authority, which (i) challenges the validity of or seeks to enjoin the operation of any provision of this Agreement or (ii) alleges that (A) the execution and delivery of this Agreement by the Stockholder breaches any duty that such Stockholder has (or may be alleged to have) to the Company or to the other Company stockholders, (B) the approval of the Merger Agreement by the Company Board breaches any fiduciary duty of the Company Board or any member thereof, or (C) the Contemplated Transactions constitute a breach of any fiduciary duty of the Company Board or any member thereof; provided, that (x) the Stockholder may defend against, contest or settle any such action, claim, suit or cause of action brought against the Stockholder that relates solely to the Stockholder’s capacity as a director, officer or securityholder of the Company and (y) the foregoing shall not limit or restrict in any manner the Stockholder from enforcing the Stockholder’s rights under this Agreement and the other agreements entered into by the Stockholder in connection herewith, or otherwise in connection with the Merger, including the Stockholder’s right to receive the Merger Consideration pursuant to the terms of the Merger Agreement.

9. Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to Parent and the Company as follows:

(a) (i) The Stockholder is the beneficial owner of the shares of Company Capital Stock indicated in Appendix A (each of which shall be deemed to be “held” by the Stockholder for purposes of Section 3 unless otherwise expressly stated with respect to any shares in Appendix A), free and clear of any and all Encumbrances (except, if applicable, for any Encumbrance that may be imposed pursuant to this Agreement, any lock-up agreement entered into by and between the Stockholder, the Company and Parent, and Encumbrances arising under applicable securities or community property laws); and (ii) the Stockholder does not beneficially own any securities of the Company other than the shares of Company Capital Stock and rights to purchase shares of Company Capital Stock set forth in Appendix A.

(b) Except as otherwise provided in this Agreement, the Stockholder has full power and authority to (i) make, enter into and carry out the terms of this Agreement and (ii) vote all of its Shares in the manner set forth in this Agreement without the consent or approval of, or any other action on the part of, any other person or entity (including any Governmental Authority). Without limiting the generality of the foregoing, the Stockholder has not entered into any voting agreement (other than this Agreement) with any person with respect to any of the Stockholder’s Shares, granted any person any proxy (revocable or irrevocable) or power of attorney with respect to any of the Stockholder’s Shares, deposited any of the Stockholder’s Shares in a voting trust or entered into any arrangement or agreement with any person limiting or affecting the Stockholder’s legal power, authority or right to vote the Stockholder’s Shares on any matter.

(c) This Agreement has been duly and validly executed and delivered by the Stockholder and (assuming the due authorization, execution and delivery by the other Parties) constitutes a valid and binding agreement of the Stockholder enforceable against the Stockholder in accordance with its terms, subject to the Enforceability Exceptions. The execution and delivery of this Agreement by the Stockholder and the performance by the Stockholder of the agreements and obligations hereunder will not result in any breach or violation of or be in conflict with or constitute a default under any term of any Contract or, if applicable, any provision of an organizational document (including a certificate of incorporation) to or by which the Stockholder is a party or bound, or any applicable law to which the Stockholder (or any of the Stockholder’s assets) is subject or bound, except for any such breach, violation, conflict or default which, individually or in the aggregate, would not reasonably be expected to materially impair or adversely affect the Stockholder’s ability to perform its obligations under this Agreement.

(d) The execution, delivery and performance of this Agreement by the Stockholder do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Authority, except for any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain, individually or in the aggregate, has not and would not materially impair the Stockholder’s ability to perform its obligations under this Agreement.

(e) The Stockholder has had the opportunity to review the Merger Agreement and this Agreement with counsel of the Stockholder’s own choosing. The Stockholder has had an opportunity to review with its own tax advisors the tax consequences of the Merger and the Contemplated Transactions. The Stockholder understands that it must rely solely on its advisors and not on any statements or representations made by Parent, the Company or any of their respective agents or representatives with respect to the tax consequences of the Merger and the Contemplated Transactions. The Stockholder understands that such Stockholder (and not Parent, the Company or the Surviving Entity) shall be responsible for such Stockholder’s tax liability that may arise as a result of the Merger or the Contemplated Transactions. The Stockholder understands and acknowledges that the Company, Parent and the Merger Subs are entering into the Merger Agreement in reliance upon the Stockholder’s execution, delivery and performance of this Agreement.

(f) With respect to the Stockholder, as of the date hereof, there is no action, suit, investigation or proceeding pending against, or, to the knowledge of the Stockholder, threatened against, the Stockholder or any of the Stockholder’s properties or assets (including the Shares) that would reasonably be expected to prevent or materially delay or impair the ability of the Stockholder to perform its obligations hereunder or to consummate the transactions contemplated hereby.

10. Certain Agreements. Each Stockholder, by this Agreement, and with respect to such Stockholder’s Shares, severally and not jointly, hereby agrees to terminate, subject to the occurrence of, and effective immediately prior to, the First Effective Time any stockholder agreements, voting agreements, registration rights agreements, co-sale agreements and any other similar Contracts between the Company and holders of Company Capital Stock, including rights under any letter agreement providing for redemption rights, put rights, purchase rights, information rights, rights to consult with and advise management, inspection rights, preemptive rights, board of directors observer rights or rights to receive information delivered to the board of directors or other similar rights not generally available to stockholders of the Company between the Stockholder and the Company, including Investor Agreements, but excluding, for the avoidance of doubt, any rights the Stockholder may have that relate to any indemnification, commercial, development or employment agreements or arrangements between such Stockholder and the Company or any subsidiary of the Company, which shall survive in accordance with their terms. Each Stockholder hereby terminates and waives all rights of first refusal, redemption rights and rights of notice of the Merger and the other transactions contemplated by the Merger Agreement, effective as of immediately prior to, and contingent upon, the First Effective Time.

11. Termination. This Agreement shall terminate and shall cease to be of any further force or effect as of the earliest of (a) such date and time as the Merger Agreement shall have been terminated pursuant to the terms thereof, (b) the First Effective Time and (c) the time this Agreement is terminated upon the written agreement of the Stockholder, the Company and Parent (such date, the “Expiration Date”); provided, however, that (i) Section 12 shall survive the termination of this Agreement and (ii) the termination of this Agreement shall not relieve any Party from any liability for any material and willful breach of this Agreement prior to the First Effective Time.

12. Miscellaneous Provisions.

(a) Amendments. No amendment of this Agreement shall be effective against any Party unless it shall be in writing and signed by each of the Parties.

(b) Entire Agreement; Counterparts; Exchanges by Electronic Transmission or Facsimile. This Agreement constitutes the entire agreement between the Parties and supersedes all other prior agreements, arrangements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all Parties by facsimile or electronic transmission in PDF format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

(c) Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the Parties arising out of or relating to this Agreement, each of the Parties: (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (ii) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (i) of this Section 12(c), (iii) waives any objection to laying venue in any such action or proceeding in such courts, (iv) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any Party, (v) agrees that service of process upon such Party in any such action or proceeding shall be effective if notice is given in accordance with Section 12(h) of this Agreement and (vi) irrevocably and unconditionally waives the right to trial by jury.

(d) Assignment. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of a Party’s rights or obligations hereunder may be assigned or delegated (except pursuant to the Merger) by such Party without the prior written consent of the other Parties, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such Party without the other Parties’ prior written consent shall be void and of no effect.

(e) No Third-Party Rights. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

(f) Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

(g) Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms (including failing to take such actions as are required of it hereunder to consummate this Agreement) or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity, and each of the Parties waives any bond, surety or other security that might be required of any other Party with respect thereto. Each of the Parties further agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other Party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity.

(h) Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly delivered (i) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (ii) upon delivery in the case of delivery by hand or (iii) on the date delivered in the place of delivery if sent by email or facsimile (with a written or electronic confirmation of delivery) prior to 6:00 p.m. (New York City time), otherwise on the next succeeding Business Day, (A) if to the Company or Parent, to the address, electronic mail address or facsimile provided in Section 11.7 of the Merger Agreement, including to the persons designated therein to receive copies; and/or (B) if to the Stockholder, to the Stockholder’s address, electronic mail address or facsimile shown below Stockholder’s signature to this Agreement.

(i) Confidentiality. Except to the extent required by applicable Law or regulation, the Stockholder shall hold any non-public information regarding the Company, this Agreement, the Merger Agreement and the Contemplated Transactions in strict confidence and shall not divulge any such information to any third person, except to the extent such information has been publicly disclosed by the Company or Parent in connection with their entry into the Merger Agreement and this Agreement; provided, however, that the Stockholder may disclose such information to its Affiliates, attorneys, accountants, consultants, and other advisors (provided that such Persons are subject to confidentiality obligations at least as restrictive as those contained herein). Neither the Stockholder nor any of its Affiliates (other than the Company, whose actions shall be governed by the Merger Agreement), shall issue or cause the publication of any press release or other public announcement with respect to the Company, Parent, the Merger Subs, this Agreement, the Contemplated Transactions, the Merger Agreement or the other transactions contemplated hereby or thereby without the prior written consent of the Company and Parent, except as may be required by applicable Law in which circumstance such announcing Party shall make reasonable efforts to consult with the Company and Parent to the extent practicable.

(j) Interpretation. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Sections and Appendixes are to Sections and Appendixes of this Agreement unless otherwise specified. Any capitalized terms used in any Appendix but not otherwise defined therein shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular, the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine gender. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. The word “or” is not exclusive. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. References to any statute are to that statute and to the rules and regulations promulgated thereunder, in each case as amended, modified, re-enacted thereof, substituted, from time to time. References to “$” and “dollars” are to the currency of the United States. All accounting terms used herein will be interpreted, and all accounting determinations hereunder will be made, in accordance with GAAP unless otherwise expressly specified. References from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively. All references to “days” shall be to calendar days unless otherwise indicated as a “Business Day.” Except as otherwise specifically indicated, for purposes of measuring the beginning and ending of time periods in this Agreement (including for purposes of “Business Day” and for hours in a day or Business Day), the time at which a thing, occurrence or event shall begin or end shall be deemed to occur in the Eastern time zone of the United States. The Parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement.

[Remainder of Page Left Intentionally Blank]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed as of the date first above written.

COMPANY:

MENTARI THERAPEUTICS, INC.

By:
Name:
Title:

[Signature Page to Company Stockholder Support Agreement]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed as of the date first above written.

PARENT:

INMED PHARMACEUTICALS INC.

By:
Name:
Title:

[Signature Page to Company Stockholder Support Agreement]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed as of the date first above written.

[STOCKHOLDER],

in his/her capacity as the Stockholder:

Signature:

Address:

[Signature Page to Company Stockholder Support Agreement]

Appendix A

Appendix B

Section 262 of the Delaware General Corporation Law

§262. Appraisal Rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository; the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person; and the word “person” means any individual, corporation, partnership, unincorporated association or other entity.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation in a merger, consolidation, conversion, transfer, domestication or continuance to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title (other than, in each case and solely with respect to a converted or domesticated corporation, a merger, consolidation, conversion, transfer, domestication or continuance authorized pursuant to and in accordance with the provisions of § 265 or § 388 of this title):

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders, or at the record date fixed to determine the stockholders entitled to consent pursuant to § 228 of this title, to act upon the agreement of merger or consolidation or the resolution providing for the conversion, transfer, domestication or continuance (or, in the case of a merger pursuant to § 251(h) of this title, as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation if the holders thereof are required by the terms of an agreement of merger or consolidation, or by the terms of a resolution providing for conversion, transfer, domestication or continuance, pursuant to § 251, § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or of the converted entity or the entity resulting from a transfer, domestication or continuance if such entity is a corporation as a result of the conversion, transfer, domestication or continuance, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger, consolidation, conversion, transfer, domestication or continuance will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) [Repealed.]

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, the sale of all or substantially all of the assets of the corporation or a conversion effected pursuant to § 266 of this title or a transfer, domestication or continuance effected pursuant to § 390 of this title. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger, consolidation, conversion, transfer, domestication or continuance for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations or the converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and, § 114 of this title, if applicable) may be accessed without subscription or cost. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger, consolidation, conversion, transfer, domestication or continuance, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger, consolidation, conversion, transfer, domestication or continuance shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity shall notify each stockholder of each constituent or converting, transferring, domesticating or continuing corporation who has complied with this subsection and has not voted in favor of or consented to the merger, consolidation, conversion, transfer, domestication or continuance, and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section, of the date that the merger, consolidation or conversion has become effective; or

(2) If the merger, consolidation, conversion, transfer, domestication or continuance was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent, converting, transferring, domesticating or continuing corporation before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, or the surviving, resulting or converted entity within 10 days after such effective date, shall notify each stockholder of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation who is entitled to appraisal rights of the approval of the merger, consolidation, conversion, transfer, domestication or continuance and that appraisal rights are available for any or all shares of such class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting, transferring, domesticating or continuing corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and § 114 of this title, if applicable) may be accessed without subscription or cost. Such notice may, and, if given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, shall, also notify such stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving, resulting or converted entity the appraisal of such holder’s shares; provided that a demand may be delivered to such entity by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs such entity of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, either (i) each such constituent corporation or the converting, transferring, domesticating or continuing corporation shall send a second notice before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance notifying each of the holders of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation that are entitled to appraisal rights of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance or (ii) the surviving, resulting or converted entity shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation or entity that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation or the converting, transferring, domesticating or continuing corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(3) Notwithstanding subsection (a) of this section (but subject to this paragraph (d)(3)), a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares in accordance with either paragraph (d)(1) or (2) of this section, as applicable; provided that (i) such beneficial owner continuously owns such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of this section and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving, resulting or converted entity hereunder and to be set forth on the verified list required by subsection (f) of this section.

(e) Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity, or any person who has complied with subsections (a) and (d) of this section and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance. Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person who has complied with the requirements of subsections (a) and (d) of this section, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the surviving, resulting or converted entity a statement setting forth the aggregate number of shares not voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2) of this title)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of this section, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement shall be given to the person within 10 days after such person’s request for such a statement is received by the surviving, resulting or converted entity or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section, whichever is later.

(f) Upon the filing of any such petition by any person other than the surviving, resulting or converted entity, service of a copy thereof shall be made upon such entity, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by such entity. If the petition shall be filed by the surviving, resulting or converted entity, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving, resulting or converted entity and to the persons shown on the list at the addresses therein stated. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving, resulting or converted entity.

(g) At the hearing on such petition, the Court shall determine the persons who have complied with this section and who have become entitled to appraisal rights. The Court may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court may dismiss the proceedings as to such person. If immediately before the merger, consolidation, conversion, transfer, domestication or continuance the shares of the class or series of stock of the constituent, converting, transferring, domesticating or continuing corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation, conversion, transfer, domestication or continuance for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the persons entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, consolidation, conversion, transfer, domestication or continuance, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger, consolidation, conversion, transfer, domestication or continuance through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger, consolidation or conversion and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving, resulting or converted entity may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving, resulting or converted entity or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving, resulting or converted entity to the persons entitled thereto. Payment shall be so made to each such person upon such terms and conditions as the Court may order. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving, resulting or converted entity be an entity of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section who participated in the proceeding and incurred expenses in connection therewith, the Court may order all or a portion of such expenses, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal not dismissed pursuant to subsection (k) of this section or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of this section.

(k) Subject to the remainder of this subsection, from and after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, no person who has demanded appraisal rights with respect to some or all of such person’s shares as provided in subsection (d) of this section shall be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger, consolidation, conversion, transfer, domestication or continuance). If a person who has made a demand for an appraisal in accordance with this section shall deliver to the surviving, resulting or converted entity a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s shares in accordance with subsection (e) of this section, either within 60 days after such effective date or thereafter with the written approval of the corporation, then the right of such person to an appraisal of the shares subject to the withdrawal shall cease. Notwithstanding the foregoing, an appraisal proceeding in the Court of Chancery shall not be dismissed as to any person without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, including without limitation, a reservation of jurisdiction for any application to the Court made under subsection (j) of this section; provided, however that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, as set forth in subsection (e) of this section. If a petition for an appraisal is not filed within the time provided in subsection (e) of this section, the right to appraisal with respect to all shares shall cease.

(l) The shares or other equity interests of the surviving, resulting or converted entity to which the shares of stock subject to appraisal under this section would have otherwise converted but for an appraisal demand made in accordance with this section shall have the status of authorized but not outstanding shares of stock or other equity interests of the surviving, resulting or converted entity, unless and until the person that has demanded appraisal is no longer entitled to appraisal pursuant to this section.

Annex E

FORM OF LOCK-UP AGREEMENT

[___], 2026

InMed Pharmaceuticals Inc.

Suite 1445 – 885 West Georgia St.

Vancouver, British Columbia, Canada V6C 3E8

Attention: [___]

Email: [___]

Ladies and Gentlemen:

The undersigned signatory of this lock-up agreement (this “Lock-Up Agreement”) understands that InMed Pharmaceuticals Inc., a company incorporated under the laws of the Province of British Columbia (including any successor thereto, “Parent”), has entered into an Agreement and Plan of Merger and Reorganization, dated as of May 19, 2026 (as the same may be amended from time to time, the “Merger Agreement”) with Indigo Merger Sub Corp., a Delaware corporation and a wholly owned subsidiary of Parent, Indigo Merger Sub II, LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent, and Mentari Therapeutics, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.

1.

As a condition and inducement to each of the parties to enter into the Merger Agreement and to consummate the transactions contemplated by the Merger Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the undersigned hereby irrevocably agrees that, subject to the exceptions set forth herein, without the prior written consent of Parent (including as constituted following the Closing), the undersigned will not, during the period commencing upon the Closing and ending on the date that is 180 days after the Closing Date (the “Restricted Period”); provided, that if a registration statement covering the shares of Company Common Stock and pre-funded warrants of the Company issued and sold in connection with the Company Pre-Closing Financing (other than any shares or pre-funded warrants of the Company held by affiliates of the Company or, following the Closing, affiliates of Parent) has not been declared effective by the SEC prior to the end of such 180-day period, then the Restricted Period shall end on such later date upon which such registration statement is first declared effective; provided further, that, this Lock-Up Agreement shall terminate immediately upon the undersigned’s termination of employment with Parent or its subsidiaries:

a.

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of Parent Common Stock or any securities convertible into or exercisable or exchangeable for shares of Parent Common Stock (including without limitation, shares of Parent Common Stock or such other securities which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the SEC and securities of Parent which may be issued upon (i) exercise of Parent Options, (ii) settlement of Parent Restricted Stock Units or (iii) any warrant to purchase shares of Parent Common Stock) that are currently or hereafter owned by the undersigned, except as set forth below (collectively, the “Undersigned’s Shares”);

b.

enter into any swap, short sale, hedge or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Undersigned’s Shares regardless of whether any such transaction described in clause (a) above or this clause (b) is to be settled by delivery of shares of Parent Common Stock or other securities, in cash or otherwise;

c.

make any demand for, or exercise any right with respect to, the registration of any shares of Parent Common Stock or any security convertible into or exercisable or exchangeable for shares of Parent Common Stock (other than such rights set forth in the Merger Agreement);

d.

except for any support agreement entered into as of the date hereof by the undersigned with Parent and the Company, grant any proxies or powers of attorney with respect to any Parent Common Stock, deposit any Parent Common Stock into a voting trust or enter into a voting agreement or similar arrangement or commitment with respect to any Parent Common Stock; or

e.	publicly disclose the intention to do any of the foregoing.

2.	The restrictions and obligations contemplated by this Lock-Up Agreement shall not apply to:

a.	transfers of the Undersigned’s Shares:

i.

if the undersigned is a natural person, (A) to any person related to the undersigned (or to an ultimate beneficial owner of the undersigned) by blood or adoption who is an immediate family member of the undersigned, or by marriage or domestic partnership (each, a “Family Member”), or to a trust formed for the benefit of the undersigned or any of the undersigned’s Family Members, (B) to the undersigned’s estate, following the death of the undersigned, by will, intestacy or other operation of Law, (C) as a bona fide gift or a charitable contribution, (D) by operation of Law pursuant to a qualified domestic order or in connection with a divorce settlement or (E) to any partnership, corporation or limited liability company which is controlled by or under common control with the undersigned and/or by any such Family Member(s);

ii.

if the undersigned is an Entity, (A) to another Entity that is an affiliate (as defined under Rule 12b-2 of the Exchange Act) of the undersigned, including investment funds or other entities that controls or manages, is under common control or management with, or is controlled or managed by, the undersigned, (B) as a distribution or dividend to equity holders, current or former general or limited partners, members or managers (or to the estates of any of the foregoing), as applicable, of the undersigned (including upon the liquidation and dissolution of the undersigned pursuant to a plan of liquidation approved by the undersigned’s equity holders), (C) as a bona fide gift or a charitable contribution or otherwise to a trust or other entity for the direct or indirect benefit of an immediate family member of a beneficial owner (as defined in Rule 13d-3 of the Exchange Act) of the Undersigned’s Shares or (D) transfers or dispositions not involving a change in beneficial ownership; or

iii.	if the undersigned is a trust, to any grantors or beneficiaries of the trust;

provided that, in the case of any transfer or distribution pursuant to this clause (a), such transfer is not for value (other than transfers pursuant to Sections 2(a)(i)(A), 2(a)(i)(E) or 2(a)(ii)(A)) and each donee, heir, beneficiary or other transferee or distributee shall sign and deliver to Parent a lock-up agreement in the form of this Lock-Up Agreement with respect to the shares of Parent Common Stock or such other securities that have been so transferred or distributed;

b.

the exercise of Parent Options (including a net or cashless exercise of a Parent Option), and any related transfer of shares of Parent Common Stock to Parent for the purpose of paying the exercise price of such options or for paying taxes (including estimated taxes) due as a result of the exercise of such options or for paying taxes (including estimated taxes) due as a result of the exercise of such options; provided that, for the avoidance of doubt, the underlying shares of Parent Common Stock shall continue to be subject to the restrictions on transfer set forth in this Lock-Up Agreement;

c.	transfers to Parent in connection with the net settlement of any Parent Restricted Stock Unit or other equity award that represents the right to receive in the future shares of Parent Common

Stock, settled in shares of Parent Common Stock, to pay any tax withholding obligations; provided that, for the avoidance of doubt, the underlying shares of Parent Common Stock shall continue to be subject to the restrictions on transfer set forth in this Lock-Up Agreement;

d.

the establishment of, or amendment to, a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of Parent Common Stock; provided that such plan does not provide for any transfers of shares of Parent Common Stock during the Restricted Period;

e.

the disposition (including a forfeiture or repurchase) to Parent of any shares of Parent Common Stock issued pursuant to a Parent Restricted Stock Award or otherwise granted pursuant to the terms of any employee benefit plan or restricted stock purchase agreement;

f.

transfers, distributions, sales or other transactions by the undersigned of shares of Parent Common Stock purchased by the undersigned on the open market or in a public offering by Parent, in each case following the date of the Closing;

g.

transfers pursuant to a bona fide third party tender offer, merger, consolidation or other similar transaction made to all holders of Parent’s capital stock involving a change of control of Parent; provided that in the event that such tender offer, merger, consolidation or other such transaction is not completed, the Undersigned’s Shares shall remain subject to the restrictions contained in this Lock-Up Agreement;

h.	transfers pursuant to an order of a court or regulatory agency; or

i.

transfers by the undersigned of shares of Parent Common Stock issued pursuant to the Merger Agreement in respect of shares of the Company, if any, purchased from the Company on or about the Closing Date but prior to the Closing;

and provided, further, that, with respect to each of (b), (c), and (d) above, no filing by any party (including any donor, donee, transferor, transferee, distributor or distributee) under Section 16 of the Exchange Act or other public announcement shall be made voluntarily reporting a reduction in beneficial ownership of shares of Parent Common Stock or any securities convertible into or exercisable or exchangeable for Parent Common Stock in connection with such transfer or disposition during the Restricted Period (other than any exit filings) and if any filings under Section 16(a) of the Exchange Act, or other public filing, report or announcement reporting a reduction in beneficial ownership of shares of Parent Common Stock in connection with such transfer or distribution, shall be legally required during the Restricted Period, such filing, report or announcement shall clearly indicate in the footnotes therein, in reasonable detail, a description of the circumstances of the transfer and that the shares remain subject to this Lock-Up Agreement.

For purposes of this Lock-Up Agreement, “change of control” shall mean the transfer (whether by tender offer, merger, consolidation or other similar transaction), in one transaction or a series of related transactions, to a person or group of affiliated persons, of Parent’s voting securities if, after such transfer, Parent’s stockholders as of immediately prior to such transfer do not hold a majority of the outstanding voting securities of Parent (or the surviving entity).

3.

Any attempted transfer in violation of this Lock-Up Agreement will be of no effect and null and void, regardless of whether the purported transferee has any actual or constructive knowledge of the transfer restrictions set forth in this Lock-Up Agreement, and will not be recorded on the share register of Parent. In furtherance of the foregoing, the undersigned agrees that Parent and any duly appointed transfer agent for the registration or transfer of the securities described herein are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Lock-Up Agreement. Parent may cause the legend set forth below, or a legend substantially equivalent thereto, to be placed upon any certificate(s) or other documents, ledgers or instruments evidencing the undersigned’s ownership of Parent Common Stock or any securities convertible into or exercisable or exchangeable for Parent Common Stock:

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO AND MAY ONLY BE TRANSFERRED IN COMPLIANCE WITH A LOCK-UP AGREEMENT, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF THE COMPANY.

4.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Agreement. All authority herein conferred or agreed to be conferred and any obligations of the undersigned shall be binding upon the successors, assigns, heirs or personal representatives of the undersigned.

5.

The undersigned understands that if the Merger Agreement is terminated for any reason, the undersigned shall be released from all obligations under this Lock-Up Agreement. The undersigned understands that Parent and the Company are proceeding with the transactions contemplated by the Merger Agreement in reliance upon this Lock-Up Agreement.

6.

Any and all remedies herein expressly conferred upon Parent or the Company will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity, and the exercise by Parent or the Company or of any one remedy will not preclude the exercise of any other remedy. The undersigned agrees that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur to Parent and/or the Company in the event that any of the provisions of this Lock-Up Agreement were not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that Parent and the Company shall be entitled to an injunction or injunctions to prevent breaches of this Lock-Up Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which Parent or the Company is entitled at Law or in equity, and the undersigned waives any bond, surety or other security that might be required of Parent or the Company with respect thereto. Each of the parties further agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other party has an adequate remedy at Law or that any award of specific performance is not an appropriate remedy for any reason at Law or in equity.

7.

In the event that any holder of securities of Parent that are subject to a substantially similar agreement entered into by such holder, other than the undersigned, is permitted by Parent to sell or otherwise transfer or dispose of shares of Parent Common Stock or any securities convertible into or exercisable or exchangeable for Parent Common Stock for value other than as permitted by this or a substantially similar agreement entered into by such holder (whether in one or multiple releases or waivers), the same percentage of shares of Parent Common Stock or any securities convertible into or exercisable or exchangeable for Parent Common Stock held by the undersigned on the date of such release or waiver as the percentage of the total number of outstanding shares of such securities held by such holder on the date of such release or waiver that are the subject of such release or waiver shall be immediately and fully released on the same terms from any remaining restrictions set forth herein (the “Pro-Rata Release”); provided, however, that such Pro-Rata Release shall not be applied unless and until permission has been granted by Parent to an equity holder or equity holders to sell or otherwise transfer or dispose of all or a portion of such equity holders shares of Parent Common Stock in an aggregate amount in excess of 1% of the number of shares of Parent Common Stock subject to a substantially similar agreement. In the event of any Pro-Rata Release, Parent shall promptly (and in any event within two (2) Business Days of such release) inform each relevant holder of Parent Common Stock or any securities convertible into or exercisable or exchangeable for Parent Common Stock of the terms of such Pro-Rata Release.

8.

Upon the release of any of the Undersigned’s Shares from this Lock-Up Agreement, Parent will reasonably cooperate with the undersigned to facilitate the timely preparation and delivery of certificates or the establishment of book-entry positions at Parent’s transfer agent representing the

Undersigned’s Shares without the restrictive legend above or the withdrawal of any stop transfer instructions by virtue of this Lock-Up Agreement.

9.	The undersigned understands that this Lock-Up Agreement is irrevocable and is binding upon the undersigned’s heirs, legal representatives, successors and assigns.

10.

This Lock-Up Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of Laws. In any action or Legal Proceeding between any of the parties arising out of or relating to this Lock-Up Agreement, each of the parties: (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (ii) agrees that all claims in respect of such action or Legal Proceeding shall be heard and determined exclusively in accordance with foregoing clause (i) of this paragraph, (iii) waives any objection to laying venue in any such action or Legal Proceeding in such courts, (iv) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party and (v) agrees that service of process upon such party in any such action or Legal Proceeding shall be effective if notice is given in accordance with Section 11 of this Lock-Up Agreement. This Lock-Up Agreement constitutes the entire agreement between the parties to this Lock-Up Agreement and supersedes all other prior agreements, arrangements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

THE PARTIES HERETO HEREBY WAIVE ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY ACTION OR LEGAL PROCEEDING RELATED TO OR ARISING OUT OF THIS LOCK-UP AGREEMENT, ANY DOCUMENT EXECUTED IN CONNECTION HEREWITH AND THE MATTERS CONTEMPLATED HEREBY AND THEREBY.

11.

All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery), by electronic transmission (providing confirmation of transmission) to the Company or Parent, as the case may be, in accordance with Section 11.7 of the Merger Agreement and to the undersigned at his, her or its address or email address (providing confirmation of transmission) set forth on the signature page hereto (or at such other address for a party as shall be specified by like notice).

12.

This Lock-Up Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Lock-Up Agreement (in counterparts or otherwise) by Parent, the Company and the undersigned by electronic transmission in .pdf format shall be sufficient to bind such parties to the terms and conditions of this Lock-Up Agreement.

[SIGNATURE PAGE FOLLOWS]

Very truly yours,

Print Name of Stockholder:	[NAME]

Signature (for individuals):

Signature (for entities):

By:
Name:
Title:

[Signature Page to Lock-Up Agreement]

Accepted and Agreed by PARENT:

By:
Name:
Title:

[Signature Page to Lock-Up Agreement]

Annex F

CONTINGENT VALUE RIGHTS AGREEMENT

This CONTINGENT VALUE RIGHTS AGREEMENT (this “Agreement”), dated as of May 19, 2026, is entered into by and between InMed Pharmaceuticals, Inc., a corporation organized under the laws of British Columbia, Canada (the “Parent”), and [__], a [__], as the “Rights Agent” (as defined herein), and [__], a [__], solely in its capacity as the initial representative, agent and attorney in fact of the Holders (the “Representative”).

RECITALS

WHEREAS, the Parent, Indigo Merger Sub Corp., a Delaware corporation and wholly-owned subsidiary of the Parent (“First Merger Sub”), Indigo Merger Sub II, LLC, a Delaware limited liability company and wholly-owned subsidiary of the Parent (“Second Merger Sub”), and Mentari Therapeutics, Inc., a Delaware corporation (“Mentari”), have entered into an Agreement and Plan of Merger and Reorganization, dated as of May 19, 2026 (the “Merger Agreement”), pursuant to which First Merger Sub will merge with and into Mentari (the “First Merger”), with Mentari surviving the First Merger as a wholly-owned Subsidiary of the Parent, and immediately following the First Merger and as part of the same overall transaction as the First Merger, Mentari will merge with and into Second Merger Sub (the “Second Merger” and, together with the First Merger, the “Merger”), with Second Merger Sub being the surviving entity of the Second Merger;

WHEREAS, pursuant to the Merger Agreement, and in accordance with the terms and conditions thereof, the Parent has agreed to issue to the Holders (as defined herein) contingent value rights as hereinafter described;

WHEREAS, the parties to this Agreement have done all things reasonably necessary to make the contingent value rights, when issued pursuant to the Merger Agreement and hereunder, the valid obligations of the Parent and to make this Agreement a valid and binding agreement of the Parent, in accordance with its terms; and

WHEREAS, the initial Holders desire that the Representative act as their agent for the purposes of accomplishing the intent and implementing the provisions of this Agreement and facilitating the consummation of the transactions contemplated hereby and performing the other services described in this Agreement.

NOW, THEREFORE, in consideration of the premises and the consummation of the transactions referred to above, it is mutually covenanted and agreed, for the proportionate benefit of all Holders, as follows:

ARTICLE 1

DEFINITIONS

Section 1.1 Definitions. Capitalized terms used but not otherwise defined herein have the meanings ascribed thereto in the Merger Agreement. The following terms have the meanings ascribed to them as follows:

“Accounting Firm” means an independent certified public accounting firm of nationally recognized standing in Canada or the United States designated on or prior to the First Effective Time either (a) jointly by the Acting Holders and the Parent, or (b) if such parties fail to make a designation, jointly by an independent public accounting firm selected by the Parent and an independent public accounting firm selected by the Acting Holders.

“Acting Holders” means, at the time of determination, the Holders, alone or in the aggregate, of not less than 20% of the then outstanding CVRs, as reflected on the CVR Register.

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“Advisory Group” has the meaning set forth in Section 4.5.

“Approved Bank” has the meaning set forth in Section 3.4.

“Audit Right End Date” has the meaning set forth in Section 4.4.

“Assignee” has the meaning set forth in Section 6.5.

“Code” means the Internal Revenue Code of 1986, as amended.

“CVR” means a contingent contractual right of Holders to receive CVR Proceeds pursuant to the Merger Agreement and this Agreement.

“CVR Expense Cap” has the meaning set forth in Section 4.2.

“CVR Payment Amount” means, for a given Holder, an amount equal to the product of (a) the CVR Proceeds and (b) (i) the total number of CVRs entitled to receive such CVR Proceeds held by such Holder divided by (ii) the total number of CVRs entitled to receive such CVR Proceeds held by all Holders, in each case of clauses (i) and (ii), as reflected on the CVR Register as of the close of business on the date prior to the date of payment (rounded down to the nearest whole cent).

“CVR Payment Date” means a date that is no later than thirty (30) days following the receipt of the corresponding portion of Gross Proceeds by the Parent or any of its Affiliates, pursuant to which CVR Proceeds are payable to Holders.

“CVR Payment Notice” has the meaning set forth in Section 2.4(b).

“CVR Proceeds” means, without duplication: (a) if a Parent Legacy Transaction Agreement is entered into at any time on or prior to the completion of the first (1st) year of the Parent Legacy Transaction Period (including on or before the date of this Agreement), 100% of the Net Proceeds of any Parent Legacy Transaction; and (c) if a Parent Legacy Transaction Agreement is entered into during the second (2nd) year of the Parent Legacy Transaction Period, 90% of the Net Proceeds of any Parent Legacy Transaction.

“CVR Register” has the meaning set forth in Section 2.3(b).

“CVR Term” means the period beginning as of the First Effective Time and ending upon the second (2nd) anniversary of this Agreement; provided that the CVR Term shall be automatically extended until the fifteenth (15th) anniversary of this Agreement if a Parent Legacy Transaction Agreement is entered into during the Parent Legacy Transaction Period.

“Dissolution Event” means: (a) a voluntary termination of operations; (b) a general assignment for the benefit of the creditors; or (c) any other liquidation, dissolution or winding up, whether voluntary or involuntary.

“Funds” has the meaning set forth in Section 6.13.

“Gross Proceeds” means, without duplication, the sum of all cash consideration actually received by the Parent during the CVR Term in consideration for a Parent Legacy Transaction pursuant to a Parent Legacy Transaction Agreement (including any cash actually received upon the sale by the Parent or its Affiliates of any equity securities received as consideration in a Parent Legacy Transaction).

“Holder” means, at the relevant time, a Person entitled to receive payment pursuant to a CVR in accordance with this Agreement, and in whose name CVRs are registered in the CVR Register.

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“Loss” has the meaning set forth in Section 3.2(g).

“Net Proceeds” means, during the CVR Term, the Gross Proceeds minus Permitted Deductions, as calculated in a manner consistent with GAAP. For clarity, (i) if Permitted Deductions exceed the Gross Proceeds as it relates to any payment event, as applicable, any excess Permitted Deductions shall be applied against Gross Proceeds in a subsequent payment event, as applicable; and (ii) if any of the Gross Proceeds or Permitted Deductions are not in U.S. dollars, currency conversion to U.S. dollars shall be made by using the exchange rate prevailing at the JPMorgan Chase Bank or its successor entity on the due date of receipt of such Gross Proceeds or due date of payment of relevant Permitted Deductions, as applicable.

“Notice” has the meaning set forth in Section 6.1.

“Officer’s Certificate” means a certificate signed by the chief executive officer and the chief financial officer of the Parent, in their respective official capacities.

“Parent Legacy Business” means the business of the Parent as conducted at any time prior to the date of the Merger Agreement, including the Parent’s and the Parent’s Subsidiaries’ right, title and interest in and to the tangible and intangible assets of the Parent or any of its Subsidiaries used in connection therewith.

“Parent Legacy Transaction Agreement” means a definitive agreement, contract or other definitive arrangement entered into by the Parent or any of its Affiliates providing for a transaction or series of transactions regarding a Parent Legacy Transaction.

“Parent Legacy Transaction Period” means the period commencing on the date of the Merger Agreement and ending on the second (2nd) anniversary of the First Effective Time.

“Parent Shares” means common shares in the authorized capital of Parent and shares of Parent Preferred Stock.

“Party” means the Parent or the Rights Agent.

“Permitted Deductions” means the sum of:

(a) any applicable non-refundable Tax (including any applicable non-refundable value added or sales taxes or withholding Taxes) imposed on or with respect to Gross Proceeds and payable by (or withheld from) the Parent or any of its Affiliates (regardless of whether the due date for such Taxes arises during or after the Parent Legacy Transaction Period) and, without duplication, any income or other similar Taxes payable by the Parent or any of its Affiliates that would not have been incurred by the Parent or any of its Affiliates but for the Gross Proceeds; provided that, for purposes of calculating income Taxes incurred by the Parent or its Affiliates in respect of the Gross Proceeds, any such income Taxes shall be computed based on the gain recognized by the Parent or its Affiliates from the Parent Legacy Transaction after reduction for any non-capital loss carryforwards, capital loss carryforwards, or other Tax attributes of the Parent or its Affiliates in existence as of the First Effective Time that are available to offset such gain after taking into account any limits of the usability of such attributes, including under Section 382 of the Code and Section 111 of the Tax Act (and the equivalent provisions of any applicable provincial income Tax law) as determined by the Parent’s Tax advisers (and, for the sake of clarity, such income Taxes shall be calculated without taking into account any net operating losses, non-capital losses or other tax attributes generated by the Parent or its Affiliates after the First Effective Time);

(b) any reasonable and documented expenses incurred by the Parent or any of its Affiliates in respect of its performance of this Agreement following the First Effective Time or in respect of its performance of any Contract in connection with the Parent Legacy Business (in each case, to the extent such expenses are not included in the determination of the Parent Net Cash in accordance with the Merger Agreement), including any

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costs related to the prosecution, maintenance or enforcement by the Parent or any of its Subsidiaries of intellectual property rights (but excluding any costs related to a breach of this Agreement, including costs incurred in litigation in respect of the same);

(c) any reasonable and documented expenses incurred or accrued by the Parent or any of its Affiliates in connection with (i) the negotiation, entry into and closing of any Parent Legacy Transaction or (ii) the maintenance and enforcement costs related to the CVRs (including fees and expenses related to the Rights Agent), including any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee, service fee or other fee, commission or expense owed to any broker, finder, investment bank, auditor, accountant, counsel, advisor or other third party in relation thereto, and the CVR Expenses Cap to the extent not included in the determination of the Parent Net Cash in accordance with the Merger Agreement;

(d) any Losses incurred or reasonably executed to be incurred by the Parent or any of its Affiliates arising out of any third-party claims, demands, actions, or other proceedings relating to or in connection with any Parent Legacy Transaction, including indemnification obligations of the Parent or any of its Affiliates set forth in any Parent Legacy Transaction Agreement;

(e) any royalties or other amounts payable by the Parent or any of its Affiliates to any third party in connection with any Legacy Assets; and

(f) any Liabilities borne by the Parent or any of its Affiliates pursuant to Contracts related to the Parent Legacy Business, including costs arising from the termination thereof (in each case, only to the extent not included in the calculation of Parent Net Cash);

(g) any Liabilities existing or incurred during the CVR Term that would have been required to be included in the calculation of the Parent Net Cash in accordance with the Merger Agreement, to the extent not previously taken account in the calculation of the Parent Net Cash in accordance with the Merger Agreement.

“Permitted Transfer” means a transfer of CVRs (a) upon death of a Holder by will or intestacy; (b) pursuant to a court order; (c) by operation of law (including by consolidation or merger) or without consideration in connection with the dissolution, sale of all or substantially all of the assets, liquidation or termination of a corporation, limited liability company, partnership or other Person which is the holder thereof; (d) from a trust governed by a registered retirement savings plan, a registered retirement income fund, a deferred profit sharing plan, a registered education savings plan, a registered disability savings plan, a tax-free savings account or a first home savings account (each as defined in the Tax Act) or any equivalent trust, fund or plan under any other applicable legislation worldwide to the annuitant or subscriber of the plan or holder of the account, as the case may be; and (e) in the case of CVRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner and, if applicable, through an intermediary, to the extent allowable by DTC; or (e) as provided in Section 2.6.

“Record Time” has the meaning set forth in Section 2.3(e).

“Representative Engagement Agreement” has the meaning set forth in Section 4.5.

“Representative Expense Fund” has the meaning set forth in Section 4.5.

“Representative Expenses” has the meaning set forth in Section 4.5.

“Representative Group” has the meaning set forth in Section 4.5.

“Rights Agent” means the Rights Agent named in the first paragraph of this Agreement, until a successor Rights Agent will have become the Rights Agent pursuant to the applicable provisions of this Agreement, and thereafter “Rights Agent” will mean such successor Rights Agent.

“Tax Act” means the Income Tax Act (Canada) and the regulations promulgated thereunder.

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ARTICLE 2

CONTINGENT VALUE RIGHTS

Section 2.1 Holders of CVRs; Appointment of Rights Agent.

(a) The CVRs represent direct contractual obligations of the Parent and shall entitle each of Holders to receive CVR Proceeds in accordance with this Agreement or upon the occurrence of, or the filing of, a request to a competent authority in connection with a Dissolution Event of the Parent.. The initial Holders will be the holders of Parent Shares as of immediately prior to the First Effective Time. One CVR will be issued with respect to each Parent Share that is outstanding as of immediately prior to the First Effective Time.

(b) The Parent and the Representative hereby appoint the Rights Agent to act as Rights Agent for the Parent in accordance with the express terms and conditions set forth in this Agreement, and the Rights Agent hereby accepts such appointment.

Section 2.2 Non-transferable. The CVRs may not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, other than through a Permitted Transfer. The CVRs will not be listed on any quotation system or traded on any securities exchange. Any attempted sale, assignment, transfer, pledge, encumbrance or disposition of CVRs, in whole or in part, in violation of this Section 2.2 shall be void ab initio and of no effect.

Section 2.3 No Certificate; Registration; Registration of Transfer; Change of Address.

(a) The CVRs will be issued in book-entry form only and will not be evidenced by a certificate or other instrument.

(b) The Rights Agent shall create and maintain a register (the “CVR Register”) for the purpose of registering CVRs and Permitted Transfers. The CVR Register will be created, and CVRs will be distributed, pursuant to written instructions to the Rights Agent from the Parent. The CVR Register will initially show one position for Cede & Co. representing Parent Shares held by DTC on behalf of the street holders of the Parent Shares held by such holders as of immediately prior to the First Effective Time. The Rights Agent will have no responsibility whatsoever directly or indirectly to the street name holders with respect to transfers of CVRs. With respect to any payments or issuances to be made under Section 2.4 below, the Rights Agent will accomplish the payment to any former street name holders of Parent Shares by sending one lump-sum payment or issuance to DTC. The Rights Agent will have no responsibilities whatsoever with regard to the distribution of payments or Parent Shares by DTC to such street name holders.

(c) Subject to the restrictions on transferability set forth in Section 2.2, every request made to transfer a CVR must be in writing and accompanied by a written instrument of transfer in form reasonably satisfactory to the Rights Agent pursuant to its guidelines or procedures, including a guaranty of signature by an “eligible guarantor institution” that is a member or participant in the Securities Transfer Agents Medallion Program, duly executed and properly completed by the Holder thereof, the Holder’s attorney duly authorized in writing, the Holder’s personal representative or the Holder’s survivor, and setting forth in reasonable detail the circumstances relating to the transfer. Upon receipt of such written notice, the Rights Agent shall, subject to its reasonable determination that the transfer instrument is in proper form and the transfer otherwise complies with the other terms and conditions of this Agreement (including the provisions of Section 2.2), register the transfer of the CVRs in the CVR Register. The Parent and Rights Agent may require evidence of payment of a sum sufficient to cover any stamp, documentary, registration, or other Tax or governmental charge that is imposed in connection with any such registration of transfer (or evidence that such Taxes and charges are not applicable). The Rights Agent shall have no duty or obligation to take any action under any section of this Agreement that requires the payment by a Holder of a CVR of applicable taxes or charges unless and until the Rights Agent is satisfied that all such taxes or charges have been paid. All duly transferred CVRs registered in the CVR Register will be the

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valid obligations of the Parent and will entitle the transferee to the same benefits and rights under this Agreement as those held immediately prior to the transfer by the transferor. No transfer of a CVR will be valid until registered in the CVR Register.

(d) A Holder may make a written request to the Rights Agent to change such Holder’s address of record in the CVR Register. The written request must be duly executed by the Holder. Upon receipt of such written notice and proper validation of the identity of such Holder, the Rights Agent shall, subject to its reasonable determination that the transfer instrument is in proper form, promptly record the change of address in the CVR Register. The Parent, the Acting Holders or the Representative may make a written request to the Rights Agent for a list containing the names, addresses and number of CVRs of the Holders that are registered in the CVR Register. Upon receipt of such written request from the Acting Holders or the Representative, as applicable, the Rights Agent shall promptly deliver a copy of such list to the Acting Holders or the Representative, as applicable.

(e) The Parent will provide written instructions to the Rights Agent for the distribution of CVRs to holders of Parent Shares as of immediately prior to the First Effective Time (the “Record Time”). Subject to the terms and conditions of this Agreement and the Parent’s prompt confirmation of the First Effective Time, the Rights Agent shall effect the distribution of the CVRs, less any applicable tax withholding, to each holder of Parent Shares as of the Record Time by the mailing of a statement of holding reflecting such CVRs.

Section 2.4 Payment Procedures.

(a) If a Parent Legacy Transaction Agreement is entered prior to the end of the Parent Legacy Transaction Period, then the Parent and the Representative shall promptly and jointly deliver to the Rights Agent written notice indicating that a Parent Legacy Transaction Agreement has been entered into and a copy of the Parent Legacy Transaction Agreement and any ancillary agreements thereto.

(b) On or prior to each CVR Payment Date and subject to Section 4.6, the Parent and the Representative shall jointly deliver to the Rights Agent (i) written notice indicating that (A) the Holders are entitled to receive one or more payments with respect to CVR Proceeds; (B) the source and trigger event for such payment of CVR Proceeds; and (C) if applicable, a detailed calculation of Gross Proceeds (including any calculations and/or supporting documentation applicable to any allocation determination for consideration related or not related to the Parent Legacy Business), Net Proceeds and any Permitted Deductions used to calculate such CVR Proceeds with reasonable supporting detail for such Permitted Deductions and any additional source materials as reasonably requested by the Representative in respect of any of the foregoing (such notice, a “CVR Payment Notice”), (ii) a letter of instruction setting forth, for each CVR, the CVR Payment Amount with respect thereto (including each component included in the calculation thereof) and (iii) any other letter of instruction reasonably required by the Rights Agent. On or prior to any CVR Payment Date and subject to Section 4.6, the Parent shall deliver to the Rights Agent the CVR Payment Amounts required by Section 4.6. All amounts delivered by the Parent hereunder shall be delivered in U.S. dollars. For the avoidance of doubt, the Parent shall have no further liability in respect of the relevant CVR Payment Amount upon delivery of such CVR Payment Amount in accordance with this Section 2.4(b) and the satisfaction of each of the Parent’s obligations set forth in this Section 2.4(b) and Section 2.7. With respect to cash deposited by the Parent with the bank or financial institution designated by the Rights Agent (which shall be Wells Fargo, U.S. Bank or another bank or financial institution of substantially equivalent national reputation and financial standing), the Rights Agent agrees to cause such bank or financial institution to establish and maintain a separate demand deposit account therefor in the name of the Rights Agent for the benefit of the Parent. The Rights Agent will only draw upon cash in such account(s) as required from time to time in order to make payments as required under this Agreement and any applicable Tax withholding payments pursuant to Section 2.7(b) herein. The Rights Agent shall have no responsibility or liability for any diminution of funds that may result from any deposit made by the Rights Agent in accordance with this Section 2.4(b), including any losses resulting from a default by any bank, financial institution or other third party, in the absence of fraud, bad faith or willful misconduct by or on behalf of the Rights Agent. The Rights Agent may from time to time receive interest in connection with such deposits. The Rights Agent shall not

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be obligated to pay such interest to the Parent, the Representative, any Holder or any other party. The Rights Agent is acting as an agent hereunder and is not a debtor of the Parent in respect of cash deposited hereunder. For the avoidance of doubt, the Parent and Representative acknowledge that (i) the Rights Agent is not a bank or a trust company, (ii) the Rights Agent is not acting in any sort of capacity as an “escrow” or similar agent hereunder, and (iii) nothing in this Agreement shall be construed as requiring the Rights Agent to perform any services that would require registration with any governmental authority as a bank or a trust company.

(c) The Rights Agent will promptly, and in any event within ten (10) Business Days after receipt of the CVR Payment Notice as well as any letter of instruction reasonably required by the Rights Agent, send each Holder at its registered address a copy of the CVR Payment Notice (at the Parent’s sole cost and expense) and, following the applicable CVR Payment Date, promptly (and in any event within thirty (30) days following such CVR Payment Notice) pay the CVR Payment Amount to each of the Holders by check mailed to the address of each Holder as reflected in the CVR Register as of the close of business on the CVR Payment Date; provided, that with respect to any such Holder that is due an amount in excess of $100,000 in the aggregate who has provided the Rights Agent wiring instructions in writing as of the close of business on the date of the CVR Payment Notice, by wire transfer of immediately available funds to the account specified on such instruction.

(d) Any portion of the CVR Payment Amount that remains undistributed to a Holder three (3) years after the applicable CVR Payment Date will be delivered by the Rights Agent to the Parent, upon demand, and any Holder will thereafter look only to the Parent for payment of the CVR Payment Amount, without interest, but such Holder will have no greater rights against the Parent than those accorded to general unsecured creditors of the Parent under applicable Law.

(e) None of the Parent, any of its Affiliates, or the Rights Agent will be liable to any Person in respect of the CVR Payment Amount delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If, despite the Parent’s, any of its Affiliates’ or the Rights Agent’s commercially reasonable efforts to deliver the CVR Payment Amount to the applicable Holder, the CVR Payment Amount has not been paid prior to six (6) years after the applicable CVR Payment Date (or immediately prior to such earlier date on which the CVR Payment Amount would otherwise escheat to any Governmental Body), the CVR Payment Amount will become the property of the Parent, to the extent permitted by applicable Law, free and clear of all claims or interest of any Person previously entitled thereto. If the CVR Payment Amount does not become the property of the Parent as per applicable Law upon transfer by the Rights Agent, such Holder will thereafter look only to the Parent for payment of the CVR Payment Amount, without interest, and the Parent will be responsible for escheatment to the applicable Governmental Body. The Rights Agent will not be responsible for escheatment of abandoned property except in the case that the Parent is unable to provide the Rights Agent with the applicable wire instructions to transfer such property to the Parent before the CVR Proceeds would escheat to the applicable Governmental Body. In addition to and not in limitation of any other indemnity obligation herein, the Parent agrees to indemnify and hold harmless the Rights Agent with respect to any liability, penalty, cost or expense the Rights Agent may incur or be subject to in connection with transferring such property to the Parent.

Section 2.5 No Voting, Dividends or Interest; No Equity or Ownership Interest.

(a) If and when issued, the CVRs will not have any voting or dividend rights, and interest will not accrue on any amounts payable in respect of CVRs to any Holder.

(b) If and when issued, the CVRs will not represent any equity or ownership interest in the Parent or in any constituent company to the Merger. It is hereby acknowledged and agreed that a CVR shall not constitute a security of the Parent.

(c) Nothing contained in this Agreement shall be construed as conferring upon any Holder, by virtue of the CVRs, any rights or obligations of any kind or nature whatsoever as a shareholder of the Parent or any of its Subsidiaries either at law or in equity. The rights of any Holder and the obligations of the Parent and its Affiliates

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and their respective officers, directors and controlling Persons are contract rights limited to those expressly set forth in this Agreement.

(d) It is hereby acknowledged and agreed that the CVRs and the possibility of any payment hereunder with respect thereto are highly speculative and subject to numerous factors outside of the Parent’s control, and there is no assurance that Holders will receive any payments under this Agreement or in connection with the CVRs. Each Holder acknowledges that it is highly possible that no Parent Legacy Transaction will occur prior to the expiration of the Parent Legacy Transaction Period and that there will not be any Gross Proceeds that may be the subject of a CVR Payment Amount. It is further acknowledged and agreed that neither the Parent nor its Affiliates owe, by virtue of their obligations under this Agreement, a fiduciary duty or any implied duties to the Holders and the parties hereto intend solely the express provisions of this Agreement to govern their contractual relationship with respect to the CVRs. It is acknowledged and agreed that this Section 2.5(d) is an essential and material term of this Agreement and that in no event shall the Parent, its board of directors or its officers and Affiliates be deemed to have any fiduciary or similar duties to any Holder by virtue of this Agreement.

Section 2.6 Ability to Abandon CVR. A Holder may at any time, at such Holder’s option, abandon all of such Holder’s remaining rights represented by CVRs by transferring such CVR to the Parent or a Person nominated in writing by the Parent (with written notice thereof from the Parent to the Representative and the Rights Agent) without consideration in compensation therefor, and such rights will be cancelled, with the Rights Agent being promptly notified in writing by the Parent of such transfer and cancellation. Nothing in this Agreement is intended to prohibit the Parent or its Affiliates from offering to acquire or acquiring CVRs, in private transactions or otherwise, for consideration in its sole discretion.

Section 2.7 Tax Matters.

(a) The Parent and the Representative intend that, (i) for all U.S. federal and applicable state and local income Tax purposes, the issuance of the CVRs pursuant to Section 2.1 of this Agreement is intended to be treated as a distribution of property (and not debt or equity of the Parent) by the Parent to its shareholders governed by Section 301 of the Code and Canadian tax treatment and (ii) for all applicable Canadian, U.S. federal and applicable provincial, state and local income Tax purposes, any CVR Payment Amount (if any) is intended to be treated as a contractual payment pursuant to the rights afforded by this Agreement to the Holder and not as a distribution by the Parent in respect of common shares in the Parent. The Parent and its Affiliates (including the Parent after the Merger) shall (and the Parent shall instruct the Rights Agent to) report to the extent required by applicable Law for all Tax purposes in a manner consistent with the foregoing, and none of the parties will take any position to the contrary on any Canadian, U.S. federal, state and local Tax Returns or for other Canadian, U.S. federal and applicable state and local income Tax purposes, unless otherwise required by changes in applicable Law or a “determination” within the meaning of Section 1313(a) of the Code (or a similar determination under applicable state or local Law).

(b) In addition to any Permitted Deductions, the Parent and its Affiliates (including the Parent after the Merger) and the Rights Agent shall be entitled to, and the Parent will instruct the Rights Agent or its applicable Affiliate to, deduct and withhold, or cause to be deducted or withheld, from each CVR Payment Amount or any other amounts otherwise payable pursuant to this Agreement such amounts as may be required to be deducted and withheld therefrom under applicable Tax Law. Prior to making (or causing to be made) any Tax deduction or withholding pursuant to this Section 2.7(b), the Rights Agent will (and the Parent shall instruct the Rights Agent to) provide the opportunity for the Holders to provide properly completed and duly executed Internal Revenue Service Forms W-9 or applicable Forms W-8, as applicable, or any other reasonably appropriate forms or information from Holders in order to eliminate or reduce withholding. The Rights Agent shall and the Parent shall (or shall cause its applicable Affiliate to), as applicable, promptly and timely remit, or cause to be promptly and timely remitted, any amounts withheld in respect of Taxes to the appropriate Governmental Body. To the extent any amounts are so deducted or withheld, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made. Promptly

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following such withholding, the Parent will (or will instruct its applicable Affiliate or the Rights Agent to) deliver to the Person to whom such amounts would otherwise have been paid reasonably acceptable evidence of such withholding. Any amounts not withheld by the Parent or the Paying Agent on the issuance of CVRs to the Holders or any payments to the Holders under this Agreement (including CVR Payment Amounts) and subsequently determined to have been required to be withheld by the Parent by any relevant governmental entity shall be paid by the Holders through a deduction from future CVR Payment Amounts payable to the applicable Holder(s). In connection with the distribution of CVRs to the Holders, the Parent, the Paying Agent and the Representative shall be entitled to make reasonable estimations of the Parent’s “earnings and profits” (as such term is defined for U.S. federal income Tax purposes (including the adjustments described in Section 312 of the Code), and shall be entitled to adopt the withholding Tax procedures described in Treasury Regulations Section 1.1441-3(c)(2)(ii) in connection with the foregoing).

ARTICLE 3

THE RIGHTS AGENT

Section 3.1 Certain Duties and Responsibilities.

(a) The Rights Agent will not have any liability for any actions taken or not taken in connection with this Agreement, except to the extent such liability arises as a result of the willful misconduct, bad faith, fraud or gross negligence of the Rights Agent (in each case as determined by a final non-appealable judgment of court of competent jurisdiction). Notwithstanding anything in this Agreement to the contrary, any liability of the Rights Agent under this Agreement will be limited to the amount of annual fees paid by the Parent to the Rights Agent in connection with this Agreement (but not including reimbursable expenses and other charges) during the eighteen (18) months immediately preceding the event for which recovery from the Rights Agent is being sought. Anything to the contrary notwithstanding, in no event will the Rights Agent be liable for special, punitive, indirect, incidental or consequential loss or damages of any kind whatsoever (including, without limitation, lost profits), even if the Rights Agent has been advised of the likelihood of such loss or damages, and regardless of the form of action.

(b) The Rights Agent shall not have any duty or responsibility in the case of the receipt of any written demand from any Holder with respect to any action or default by any person or entity, including, without limiting the generality of the foregoing, any duty or responsibility to initiate or attempt to initiate any proceedings at law or otherwise or to make any demand upon the Parent or Mentari. The Rights Agent may (but shall not be required to) enforce all rights of action under this Agreement and any related claim, action, suit, audit, investigation or proceeding instituted by the Rights Agent may be brought in its name as the Rights Agent and any recovery in connection therewith will be for the proportionate benefit of all the Holders, as their respective rights or interests may appear on the CVR Register.

Section 3.2 Certain Rights of Rights Agent.

(a) The Rights Agent undertakes to perform such duties and only such duties as are specifically set forth in this Agreement, and no implied covenants or obligations will be read into this Agreement against the Rights Agent.

(b) The Rights Agent may rely and will be protected by the Parent in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order or other paper or document reasonably believed by it to be genuine and to have been signed or presented by or on behalf of the Parent or, with respect to Section 2.3(d), the Representative.

(c) Whenever the Rights Agent deems it desirable that a matter be proved or established prior to taking or omitting any action hereunder, the Rights Agent may rely upon an Officer’s Certificate, which certificate shall be

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full authorization and protection to the Rights Agent, and the Rights Agent shall, in the absence of bad faith, gross negligence, fraud or willful misconduct (each as determined by a final non-appealable judgment of a court of competent jurisdiction) on its part, not incur any liability and shall be held harmless by the Parent for or in respect of any action taken or omitted to be taken by it under the provisions of this Agreement in reliance upon such Officer’s Certificate.

(d) The Rights Agent may engage and consult with counsel of its selection, and the advice or opinion of such counsel will, in the absence of bad faith, gross negligence, fraud or willful misconduct (in each case, as determined by a final, non-appealable judgment of a court of competent jurisdiction) on the part of the Rights Agent, be full and complete authorization and protection in respect of any action taken or not taken by the Rights Agent in reliance thereon.

(e) Any permissive rights of the Rights Agent hereunder will not be construed as a duty.

(f) The Rights Agent will not be required to give any note or surety in respect of the execution of its powers or otherwise under this Agreement.

(g) The Parent agrees to indemnify the Rights Agent for, and to hold the Rights Agent harmless from and against, any loss, liability, damage, judgment, fine, penalty, cost or expense (each, a “Loss”) suffered or incurred by the Rights Agent and arising out of or in connection with the Rights Agent’s performance of its obligations under this Agreement, including the reasonable and documented costs and expenses of defending the Rights Agent against any claims, charges, demands, actions or suits arising out of or in connection with the execution, acceptance, administration, exercise and performance of its duties under this Agreement, including the costs and expenses of defending against any claim of liability arising therefrom, directly or indirectly, or enforcing its rights hereunder, except to the extent such Loss has been determined by a final non-appealable decision of a court of competent jurisdiction to have resulted from the Rights Agent’s gross negligence, bad faith, fraud or willful misconduct; provided that this Section 3.2(g) shall not apply with respect to income, receipt, franchise or similar Taxes levied against the Rights Agent by a Governmental Authority.

(h) The Parent agrees (i) to pay the fees of the Rights Agent in connection with the Rights Agent’s performance of its obligations hereunder as set forth in Exhibit A and agreed upon in writing by the Rights Agent and the Parent on or prior to the date of this Agreement, and (ii) to reimburse the Rights Agent for all reasonable and documented out-of-pocket expenses and other disbursements incurred in the preparation, delivery, negotiation, amendment, administration and execution of this Agreement and the exercise and performance of its duties hereunder, including all stamp and transfer Taxes (and excluding for the avoidance of doubt, any income, receipt, franchise or similar Taxes levied against the Rights Agent by a Governmental Authority) and governmental charges, incurred by the Rights Agent in the performance of its obligations under this Agreement, except that the Parent will have no obligation to pay the fees of the Rights Agent or reimburse the Rights Agent for the fees of counsel in connection with any lawsuit initiated by the Rights Agent on behalf of itself or the Holders, except in the case of any suit enforcing the provisions of Section 2.4(a), Section 2.4(b) or Section 3.2(g), if the Parent is found by a court of competent jurisdiction to be liable to the Rights Agent or the Holders, as applicable in such suit.

(i) No provision of this Agreement shall require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of any of its rights or powers if it believes that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to it.

(j) The Rights Agent shall have no responsibility to the Parent, any holders of CVRs, any holders of Parent Shares or any other Person for interest or earnings on any moneys held by the Rights Agent pursuant to this Agreement.

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(k) The Rights Agent shall not be subject to, nor be required to comply with, or determine if any Person has complied with, the Merger Agreement or any other agreement between or among any the Parent, Mentari or Holders, even though reference thereto may be made in this Agreement, or to comply with any notice, instruction, direction, request or other communication, paper or document other than as expressly set forth in this Agreement.

(l) Subject to applicable Law, (i) the Rights Agent and any shareholder, affiliate, director, officer or employee of the Rights Agent may buy, sell or deal in any securities of the Parent or Mentari or become peculiarly interested in any transaction in which such parties may be interested, or contract with or lend money to such parties or otherwise act as fully and freely as though it were not the Rights Agent under this Agreement, and (ii) nothing herein will preclude the Rights Agent from acting in any other capacity for the Parent or for any other Person.

(m) In the event the Rights Agent reasonably believes any ambiguity or uncertainty exists hereunder or in any notice, instruction, direction, request or other communication, paper or document received by the Rights Agent hereunder, the Rights Agent shall, as soon as practicable, provide notice to the Parent and the Representative, and the Rights Agent, may, in its sole discretion, refrain from taking any action, and shall be fully protected and shall not be liable in any way to the Parent or any Holder or any other Person for refraining from taking such action, unless the Rights Agent receives written instructions from the Parent, the Representative or such Holder or other Person which eliminate such ambiguity or uncertainty to the reasonable satisfaction of the Rights Agent;

(n) The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorney or agents and the Rights Agent shall not be answerable or accountable for any act, default, neglect or misconduct of any such attorney or agents or for any loss to the Parent or Mentari resulting from any such act, default, neglect or misconduct, absent gross negligence, bad faith, fraud or willful misconduct (each as determined by a final non-appealable judgment of a court of competent jurisdiction) in the selection and continued employment thereof.

(o) The Rights Agent shall not be liable for or by reason of any statements of fact or recitals contained in this Agreement (except its countersignature thereof) or be required to verify the same, and all such statements and recitals are and shall be deemed to have been made by the Parent only.

(p) The Rights Agent shall act hereunder solely as agent for the Parent and shall not assume any obligations or relationship of agency or trust with any of the owners or holders of the CVRs. The Rights Agent shall not have any duty or responsibility in the case of the receipt of any written demand from any Holders with respect to any action or default by the Parent, including, without limiting the generality of the foregoing, any duty or responsibility to initiate or attempt to initiate any proceedings at law or otherwise or to make any demand upon the Parent.

(q) The Rights Agent may rely on and be fully authorized and protected in acting or failing to act upon (a) any guaranty of signature by an “eligible guarantor institution” that is a member or participant in the Securities Transfer Agents Medallion Program or other comparable “signature guarantee program” or insurance program in addition to, or in substitution for, the foregoing; or (b) any law, act, regulation or any interpretation of the same even though such law, act, or regulation may thereafter have been altered, changed, amended or repealed.

(r) The Rights Agent shall not be liable or responsible for any failure of the Parent to comply with any of its obligations relating to any registration statement filed with the Securities and Exchange Commission or this Agreement, including without limitation obligations under applicable regulation or law.

(s) The obligations of the Parent and the rights of the Rights Agent under this Section 3.2, Section 3.1 and Section 2.4 shall survive the expiration of the CVRs and the termination of this Agreement and the resignation, replacement or removal of the Rights Agent.

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Section 3.3 Resignation and Removal; Appointment of Successor.

(a) The Rights Agent may resign at any time by written notice to the Parent and the Representative. Any such resignation notice shall specify the date on which such resignation will take effect (which shall be at least thirty (30) days following the date that such resignation notice is delivered), and such resignation will be effective on the earlier of (x) the date so specified and (y) the appointment of a successor Rights Agent.

(b) The Parent and the Representative will have the right to jointly remove the Rights Agent at any time by written notice to the Rights Agent, specifying the date on which such removal will take effect. Such notice will be given at least thirty (30) days prior to the date so specified (or, if earlier, the appointment of the successor Rights Agent).

(c) If the Rights Agent resigns, is removed or becomes incapable of acting, the Parent and the Representative will promptly jointly appoint a qualified successor Rights Agent. Notwithstanding the foregoing, if the Parent and the Representative fail to make such appointment within a period of thirty (30) days after giving notice of such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then the incumbent Rights Agent may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. The successor Rights Agent so appointed will, upon its acceptance of such appointment in accordance with this Section 3.3(c) and Section 3.4, become the Rights Agent for all purposes hereunder.

(d) The Parent will give notice to the Holders of each resignation or removal of the Rights Agent and each appointment of a successor Rights Agent in accordance with Section 6.2. Each notice will include the name and address of the successor Rights Agent. If the Parent fails to send such notice within ten (10) Business Days after acceptance of appointment by a successor Rights Agent, the successor Rights Agent will cause the notice to be mailed at the expense of the Parent.

(e) Notwithstanding anything to the contrary in this Section 3.3, unless consented to in writing by the Representative, the Parent and the Representative will not appoint as a successor Rights Agent any Person that is not a stock transfer agent of national reputation or the corporate trust department of a commercial bank.

(f) The Rights Agent will reasonably cooperate with the Parent and any successor Rights Agent in connection with the transition of the duties and responsibilities of the Rights Agent to the successor Rights Agent, including the transfer of all relevant data, including the CVR Register, to the successor Rights Agent, but such predecessor Rights Agent shall not be required to make any additional expenditure or assume any additional liability in connection with the foregoing.

Section 3.4 Acceptance of Appointment by Successor. Every successor Rights Agent appointed hereunder will, at or prior to such appointment, execute, acknowledge and deliver to the Parent, the Representative and to the resigning or removed Rights Agent an instrument accepting such appointment and a counterpart of this Agreement, and such successor Rights Agent, without any further act, deed or conveyance, will become vested with all the rights, powers, trusts and duties of the Rights Agent; provided that upon the request of the Parent, the Representative or the successor Rights Agent, such resigning or removed Rights Agent will execute and deliver an instrument transferring to such successor Rights Agent all the rights, powers and trusts of such resigning or removed Rights Agent.

Section 3.4 Documents, Monies, Etc. Held by CVR Agent. Any monies, securities, documents of title or other instruments that may at any time be held by the CVR Agent shall be placed in the deposit vaults of the CVR Agent or of any bank with a consolidated combined capital and surplus of at least $5,000,000,000 (“Approved Bank”), or deposited for safekeeping with any such bank. Any monies held pending the application or withdrawal thereof under any provisions of this Agreement, shall be held in a segregated non-interest-bearing bank account of the CVR Agent. All amounts held by the CVR Agent pursuant to this Agreement shall be held

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by the CVR Agent for the Parent and the delivery of the funds to the CVR Agent shall not give rise to a debtor-creditor or other similar relationship. The amounts held by the CVR Agent pursuant to this Agreement are at the sole risk of the Parent and, without limiting the generality of the foregoing, the CVR Agent shall have no responsibility or liability for any diminution of the funds which may result from any deposit made. with an Approved Bank pursuant to this Section 3.4, including any losses resulting from a default by the Approved Bank or other credit losses (whether or not resulting from such a default). The parties hereto acknowledge and agree that the CVR Agent will have acted prudently in depositing the funds at any Approved Bank, and that the CVR Agent is not required to make any further inquiries in respect of any such bank. The CVR Agent may hold cash balances constituting part or all of such monies and need not, invest same; the CVR Agent shall not be liable to account for any profit to any parties to this Agreement or to any other Person or entity.

ARTICLE 4

COVENANTS

Section 4.1 List of Holders. The Parent will furnish or cause to be furnished to the Rights Agent, in such form as the Parent receives from the Parent’s transfer agent (or other agent performing similar services for the Parent), the names and addresses of the Holders within fifteen (15) Business Days following the date of the First Effective Time.

Section 4.2 No Obligations of Public Parent. Notwithstanding anything herein to the contrary, and for the avoidance of doubt, (a) the Parent and its Affiliates shall have the power and right to control all aspects of their businesses and operations (and all of their assets and products), and subject to its compliance with the terms of this Agreement, the Parent and its Affiliates may exercise or refrain from exercising such power and right as it may deem appropriate and in the best overall interests of the Parent and its Affiliates and its and their stockholders, rather than the interest of the Holders, (b) none of the Parent or any of its Affiliates (or any directors, officer, employee, or other representative of the foregoing) owes any fiduciary duty or similar duty to any Holder in respect of the Parent Legacy Business, and (c) following the Parent Legacy Transaction Period, the Parent shall be permitted to take any action in respect of the Parent Legacy Business in order to satisfy any wind-down and termination Liabilities of the Parent Legacy Business. For the avoidance of doubt, after the Parent Legacy Transaction Period, the Parent shall not be required to use any efforts to pursue one or more Parent Legacy Transactions with respect to the Parent Legacy Business. Without limiting the foregoing, during the Parent Legacy Transaction Period, the Parent shall expend up to $100,000 (the “CVR Expense Cap”) for costs and expenses associated with the retention of an employee or consultant of the Parent for the purpose of business development efforts related to the Parent Legacy Business and related activities, including seeking and negotiating and, with the prior written consent of the Parent (not to be unreasonably withheld, conditioned or delayed), executing Parent Legacy Transaction Agreements, which amount shall be included as a deduction in the determination of the Parent Net Cash in accordance with the Merger Agreement. Notwithstanding anything to the contrary in this Agreement, at the end of the Parent Legacy Transaction Period, the amount, if any, by which the CVR Expense Cap exceeds the aggregate amount of costs and expenses associated with the retention of an employee or consultant of the Parent for the purpose of business development efforts related to the Parent Legacy Business and related activities, including seeking and negotiating and, with the prior written consent of the Parent (not to be unreasonably withheld, conditioned or delayed), executing Parent Legacy Transaction Agreements, shall constitute Net Proceeds and shall be payable as CVR Proceeds to the Holders in accordance with the terms of this Agreement. Notwithstanding anything to the contrary in this Agreement, the Parent shall, and shall cause its Affiliates to: act in good faith to complete a Parent Legacy Transaction (including to use commercially reasonable efforts during the Parent Legacy Transaction Period to maintain the intellectual property (including patents) of the Parent Legacy Business in existence on or prior to the First Effective Time) and not take any action or fail to take any action, in either case, with the primary purpose (and not merely the effect) of avoiding, or intending to prevent or materially delay, (x) during the Parent Legacy Transaction Period, the entry into any Parent Legacy Transaction Agreement, or (y) during the CVR Term, the receipt of Gross Proceeds or the payment of any CVR Proceeds.

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Section 4.3 Books and Records. Until the end of the CVR Term, the Parent shall, and shall cause its Affiliates to, keep true, complete and accurate records in sufficient detail to enable the Holders and the Rights Agent to confirm the applicable CVR Payment Amount payable hereunder in accordance with the terms specified in this Agreement.

Section 4.4 Audits. Until the expiration of this Agreement and for a period of the later of one (1) year thereafter or as required by applicable Law (the “Audit Right End Date”), the Parent shall keep complete and accurate records in sufficient detail to support the accuracy of the payments due hereunder. The Representative shall have the right to cause the Accounting Firm to audit such records for the sole purpose of confirming payments for a period covering not more than the date commencing with the first CVR Payment Date and ending on the last day of the CVR Term. The Parent may require the Accounting Firm to execute a reasonable confidentiality agreement with the Parent prior to commencing the audit. The Accounting Firm shall disclose to Rights Agent or the Representative, as applicable, only whether the reports are correct or not and the specific details concerning any discrepancies. No other information shall be shared. Such audits may be conducted during normal business hours upon reasonable prior written notice to the Parent, but no more than frequently than once per year. No accounting period of the Parent shall be subject to audit more than one time by the Representative, as applicable, unless after an accounting period has been audited by the Representative, as applicable, the Parent restates its financial results for such accounting period, in which event the Representative, as applicable, may conduct a second audit of such accounting period in accordance with this Section 4.4. Adjustments (including remittances of underpayments or overpayments disclosed by such audit) shall be made by the Parent to reflect the results of such audit, which adjustments shall be paid promptly following receipt of an invoice therefor. Whenever such an adjustment is made, the Parent shall promptly prepare a certificate setting forth such adjustment, and a brief, reasonably detailed statement of the facts, computation and methodology accounting for such adjustment to the extent not already reflected in the audit report and promptly file with the Rights Agent a copy of such report and promptly deliver to the Rights Agent a revised CVR Payment Notice for the applicable CVR Proceeds. The Rights Agent shall be fully protected in relying on any such report and on any adjustment or statement therein contained and shall have no duty or liability with respect to, and shall not be deemed to have knowledge of any such adjustment or any such event unless and until it shall have received such report. Absent manifest error, the decision of the Accounting Firm shall be final, conclusive and binding on Parent and the Holders, shall be non-appealable and shall not be subject to further review. The Representative shall bear the full cost and expense of such audit unless such audit discloses an underpayment by Parent of ten percent (10%) or more of the CVR Payment Amount due under this Agreement, in which case the Parent shall bear the full cost and expense of such audit. The Rights Agent shall be entitled to rely on any audit report delivered by the independent Accounting Firm pursuant to this Section 4.4.

Section 4.5 Representative. Certain Holders may enter into an engagement agreement (the “Representative Engagement Agreement”) with the Representative and provide direction to the Representative in connection with its services under this Agreement and the Representative Engagement Agreement (such Holders, including their individual representatives, collectively hereinafter referred to as the “Advisory Group”). Neither the Representative nor its members, managers, directors, officers, contractors, agents and employees nor any member of the Advisory Group (collectively, the “Representative Group”), shall be liable to any Holder for any action or failure to act in connection with the acceptance or administration of the Representative’s responsibilities hereunder or under the Representative Engagement Agreement, unless and only to the extent such action or failure to act constitutes gross negligence, fraud, willful breach or willful or intentional misconduct. The Holders shall indemnify, defend and hold harmless the Representative Group from and against any and all losses, claims, damages, liabilities, fees, costs, expenses (including fees, disbursements and costs of counsel and other skilled professionals and in connection with seeking recovery from insurers), judgments, fines, amounts paid in settlement (collectively, the “Representative Expenses”) incurred without gross negligence, fraud, willful breach or willful or intentional misconduct on the part of the Representative and arising out of or in connection with the acceptance or administration of its duties hereunder or its duties (or any duties of any member of the Advisory Group) under the Representative Engagement Agreement. Such Representative Expenses may be recovered first, from the Representative Expense Fund, second, from any distribution of CVR

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Payment Amounts otherwise distributable to the Holders at the time of distribution, and third, directly from the Holders. The immunities and rights to indemnification shall survive the resignation or removal of the Representative or its duties (or any duties of any member of the Advisory Group) under the Representative Engagement Agreement or any termination of this Agreement or the Representative Engagement Agreement. The Holders acknowledge that the Representative shall not be required to expend or risk its own funds or otherwise incur any financial liability in the exercise or performance of any of its powers, rights, duties or privileges or pursuant to this Agreement or the transactions contemplated hereby or thereby. Furthermore, the Representative shall not be required to take any action unless the Representative has been provided with funds, security or indemnities which, in its reasonable determination, are sufficient to protect the Representative against the costs, expenses and liabilities which may be incurred by the Representative in performing such actions. The powers, immunities and rights to indemnification granted to the Representative Group hereunder: (i) are coupled with an interest and shall be irrevocable and survive the death, incompetence, bankruptcy or liquidation of any Holder and shall be binding on any successor thereto, and (ii) shall survive the delivery of an assignment by any Holder of the whole or any fraction of his, her or its interest in the CVR Proceeds. Following the designation of the Representative, the Parent shall promptly wire to the Representative $75,000, which shall be held by the Representative in a segregated client account and shall be used (A) for the purposes of paying directly or reimbursing the Representative for any Representative Expenses not otherwise reimbursed by the Parent that are incurred pursuant to this Agreement or the Representative Engagement Agreement, or (B) as otherwise determined by the Advisory Group (such fund, the “Representative Expense Fund”). The Representative is not providing any investment supervision, recommendations or advice and shall have no responsibility or liability for any loss of principal of the Representative Expense Fund other than as a result of its gross negligence, fraud, willful breach or willful or intentional misconduct. The Representative is not acting as a withholding agent or in any similar capacity in connection with the Representative Expense Fund and has no tax reporting or income distribution obligations with respect to the Representative Expense Fund. The Holders will not receive any interest on the Representative Expense Fund and assign to the Representative any such interest. Subject to the prior written approval of the Advisory Group, the Representative may instruct the Rights Agent to contribute funds to the Representative Expense Fund from the CVR Payment Amounts otherwise distributable to any Holders, on a pro rata basis. As soon as reasonably determined by the Representative that the Representative Expense Fund is no longer required to be withheld, the Representative shall distribute the remaining Representative Expense Fund, if any, to the Rights Agent for further distribution to the Holders in such proportions as though the amount of the remaining Representative Expense Fund constituted CVR Proceeds hereunder (provided, that, any amounts remaining from the amounts contributed to the Representative Expense Fund from the CVR Payment Amounts otherwise distributable to any Holders pursuant to the previous sentence shall first be distributed to such Holders in proportion to such Holders’ respective contributions).

Section 4.6 Payment of CVR Payment Amounts. The Parent shall, promptly and in any event within five (5) Business Days following receipt of a payment of CVR Proceeds, deposit with the Rights Agent, by wire transfer of immediately available funds, for payment to the Holders in accordance with Section 2.4, the aggregate amount necessary to pay the CVR Payment Amount to each Holder; provided, that the Parent shall aggregate multiple payments of CVR Proceeds until the earlier to occur of (i) the aggregate amount of such CVR Proceeds reaching $100,000, or (ii) one hundred twenty (120) days following the applicable CVR Payment Date and that such exception does not apply to the final payment of CVR Proceeds which shall occur no later than thirty (30) days following the applicable CVR Payment Date; provided, that the Parent shall provide the Representative with written notice within five (5) Business Days each time Gross Proceeds are received but held pending the aggregation threshold set forth in this proviso. Upon such instruction, the CVR Agent shall cause to be mailed to the address of each Holder last appearing on the CVR Register (i) a copy of the CVR Payment Notice, and (ii) a cheque in the name of such Holder representing the CVR Payment Amount payable to the holder in accordance with the calculations set out in the CVR Payment Notice. It is agreed that cheques will be drawn on a designated account maintained by the CVR Agent.

Section 4.7 Prohibited Actions. Unless approved by the Representative (not to be unreasonably withheld, conditioned or delayed), prior to the end of the CVR Term, the Parent shall not grant any lien, security interest,

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pledge or similar interest solely in respect of the Parent Legacy Business or any Net Proceeds separate and apart from any other assets of the Parent.

ARTICLE 5

AMENDMENTS

Section 5.1 Amendments Without Consent of Holders or Rights Agent.

(a) The Parent, at any time and from time to time, may (without the consent of any Person, other than the Rights Agent, with such consent not to be unreasonably withheld, conditioned or delayed) enter into one or more amendments to this Agreement for any of the following purposes:

(i) to evidence the appointment of another Person as a successor Rights Agent and the assumption by any successor Rights Agent of the covenants and obligations of the Rights Agent herein in accordance with the provisions hereof;

(ii) to evidence the succession of another person to the Parent and the assumption of any such successor of the covenants of the Parent;

(iii) to add to the covenants of the Parent such further covenants, restrictions, conditions or provisions as the Parent and the Rights Agent will consider to be for the protection and benefit of the Holders; provided that in each case, such provisions do not adversely affect the interests of the Holders;

(iv) to cure any ambiguity, to correct or supplement any provision in this Agreement that may be defective or inconsistent with any other provision in this Agreement, or to make any other provisions with respect to matters or questions arising under this Agreement; provided that, in each case, such provisions do not adversely affect the interests of the Holders;

(v) as may be necessary or appropriate to ensure that the CVRs are not subject to registration under the Securities Act or the Exchange Act and the rules and regulations promulgated thereunder, or any applicable state securities or “blue sky” laws;

(vi) as may be necessary or appropriate to ensure that the Parent is not required to produce a prospectus or an admission document in order to comply with applicable Law;

(vii) to cancel the CVRs (i) in the event that any Holder has abandoned its rights in accordance with Section 2.6, (ii) in order to give effect to the provisions of Section 2.7 or (iii) following a transfer of such CVRs to the Parent or its Affiliates in accordance with Section 2.2 or Section 2.3;

(viii) as may be necessary or appropriate to ensure that the Parent complies with applicable Law; or

(ix) to effect any other amendment to this Agreement for the purpose of adding, eliminating or changing any provisions of this Agreement, provided that, in each case, such additions, eliminations or changes do not adversely affect the interests of the Holders.

(b) Promptly after the execution by the Parent of any amendment pursuant to this Section 5.1, the Parent will (or will cause the Rights Agent to) notify the Holders in general terms of the substance of such amendment in accordance with Section 6.2.

Section 5.2 Amendments with Consent of Holders.

(a) In addition to any amendments to this Agreement that may be made by the Parent without the consent of any Holder pursuant to Section 5.1, with the consent of the Representative (whether evidenced in a writing or taken at a meeting of the Holders), the Parent and the Rights Agent may enter into one or more amendments to this Agreement for the purpose of adding, eliminating or amending any provisions of this Agreement, even if such addition, elimination or amendment is adverse to the interests of the Holders.

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(b) Promptly after the execution by the Parent and the Rights Agent of any amendment pursuant to the provisions of this Section 5.2, the Parent will (or will cause the Rights Agent to) notify the Holders in general terms of the substance of such amendment in accordance with Section 6.2.

Section 5.3 Effect of Amendments.

Upon the execution of any amendment under this Article 5, this Agreement will be modified in accordance therewith, such amendment will form a part of this Agreement for all purposes and every Holder will be bound thereby. Upon the delivery of a certificate from an appropriate officer of the Parent which states that the proposed supplement or amendment is in compliance with the terms of this Section 5, the Rights Agent shall execute such supplement or amendment. Notwithstanding anything in this Agreement to the contrary, the Rights Agent shall not be required to execute any supplement or amendment to this Agreement that it has determined would adversely affect its own rights, duties, obligations or immunities under this Agreement. No supplement or amendment to this Agreement shall be effective unless duly executed by the Rights Agent.

ARTICLE 6

MISCELLANEOUS

Section 6.1 Notices to Rights Agent and to the Parent. All notices, requests and other communications (each, a “Notice”) to any party hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (b) upon delivery in the case of delivery in person, by FedEx or other internationally recognized overnight courier service or (c) on the date delivered in the place of delivery if sent by email or facsimile (with a written or electronic confirmation of delivery) prior to 6:00 p.m. (New York City time), otherwise on the next succeeding Business Day, in each case to the intended recipient as set forth below:

if to the Rights Agent, to:

[__]

[__]

[__]

[__]

if to the Parent, to:

InMed Pharmaceuticals, Inc.

[__]

[__]

Attention: [__]

Email: [__]

with a copy, which shall not constitute notice, to:

Gibson, Dunn & Crutcher LLP

One Embarcadero Center, Suite 2600

San Francisco, CA 94111

Attention: Ryan Murr, Branden Berns, Evan Shepherd

Email: rmurr@gibsondunn.com, bberns@gibsondunn.com, eshepherd@gibsondunn.com

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or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto.

Section 6.2 Notice to Holders. All Notices required to be given to the Holders will be given (unless otherwise herein expressly provided) in writing and mailed, first-class postage prepaid, to each Holder at such Holder’s address as set forth in the CVR Register, not later than the latest date, and not earlier than the earliest date, prescribed for the sending of such Notice, if any, and will be deemed given on the date of mailing. In any case where notice to the Holders is given by mail, neither the failure to mail such Notice, nor any defect in any Notice so mailed, to any particular Holder will affect the sufficiency of such Notice with respect to other Holders.

Section 6.3 Entire Agreement. As between the Parent and the Rights Agent, this Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement, notwithstanding the reference to any other agreement herein, and supersedes all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter of this Agreement.

Section 6.4 Merger or Consolidation or Change of Name of Rights Agent. Any Person into which the Rights Agent or any successor Rights Agent may be merged or with which it may be consolidated, or Person resulting from any merger or consolidation to which the Rights Agent or any successor Rights Agent shall be a party, or any Person succeeding to the stock transfer or other shareholder services business of the Rights Agent or any successor Rights Agent, shall be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such Person would be eligible for appointment as a successor Rights Agent under the provisions of Section 3.3. The purchase of all or substantially all of the Rights Agent’s assets employed in the performance of transfer agent activities shall be deemed a merger or consolidation for purposes of this Section 6.4.

Section 6.5 Successors and Assigns. This Agreement will be binding upon, and will be enforceable by and inure solely to the benefit of, the Holders, the Parent and the Rights Agent and their respective successors and assigns. Except for assignments pursuant to Section 6.4, the Rights Agent may not assign this Agreement without the prior written consent of each of the Parent and the Representative. Subject to Section 5.1(a)(ii) and Article 6 hereof, the Parent may assign, in its sole discretion and without the consent of any other party, any or all of its rights, interests and obligations hereunder to one or more of its controlled Affiliates or, with the prior written consent of the Acting Holders, to any other Person (each, an “Assignee”); provided, that in connection with any assignment to an Assignee, the Parent shall agree to remain liable for the performance by the Parent of its obligations hereunder (to the extent Parent exists following such assignment) and the Assignee agrees to assume and be bound by all of the terms of this Agreement. The Parent or an Assignee may not otherwise assign this Agreement without the prior consent of the Representative (such consent not to be unreasonably withheld, conditioned or delayed). Any attempted assignment of this Agreement in violation of this Section 6.5 will be void ab initio and of no effect.

Section 6.6 Benefits of Agreement; Action by Representative. Nothing in this Agreement, express or implied, will give to any Person (other than the Parent, the Rights Agent, the Holders and their respective permitted successors and assigns hereunder) any benefit or any legal or equitable right, remedy or claim under this Agreement or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of the Parent, the Rights Agent, the Holders and their permitted successors and assigns. The Holders will have no rights hereunder except as are expressly set forth herein. Except for the rights of the Rights Agent set forth herein, the Representative (at the instruction of the Acting Holders) will have the sole right, on behalf of all Holders, by virtue of or under any provision of this Agreement, to institute any action or proceeding at law or in equity with respect to this Agreement, and no individual Holder or other group of Holders will be entitled to exercise such rights.

Section 6.7 Governing Law. This Agreement and the CVRs will be governed by, and construed in accordance with, the laws of the State of Delaware without regard to the conflicts of law rules of such state.

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Section 6.8 Jurisdiction. In any action or proceeding between any of the parties hereto arising out of or relating to this Agreement or any of the transactions contemplated hereby, each of the parties hereto: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware; (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 6.8; (c) waives any objection to laying venue in any such action or proceeding in such courts; (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any Party; and (e) agrees that service of process upon such Party in any such action or proceeding shall be effective if notice is given in accordance with Section 6.1 or Section 6.2 of this Agreement.

Section 6.9 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATION OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 6.9.

Section 6.10 Severability Clause. In the event that any provision of this Agreement, or the application of any such provision to any Person or set of circumstances, is for any reason determined to be invalid, unlawful, void or unenforceable to any extent, the remainder of this Agreement, and the application of such provision to Persons or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, will not be impaired or otherwise affected and will continue to be valid and enforceable to the fullest extent permitted by applicable Law. Upon such a determination, the parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible; provided, however, that if an excluded provision shall affect the rights, immunities, liabilities, duties or obligations of the Rights Agent, the Rights Agent shall be entitled to resign immediately upon written Notice to the Parent and the Representative.

Section 6.11 Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which will be deemed an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement or any counterpart may be executed and delivered by facsimile copies or delivered by electronic communications by portable document format (.pdf), each of which shall be deemed an original. This Agreement will become effective when each party hereto will have received a counterpart hereof signed by the other party hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement will have no effect and no party will have any right or obligation hereunder (whether by virtue of any oral or written agreement or any other communication).

Section 6.12 Termination. This Agreement will automatically terminate and be of no further force or effect and, except as provided in Section 3.2, the parties hereto will have no further liability hereunder, and the CVRs will expire without any consideration or compensation therefor, upon the earliest to occur of (the date of such occurrence being the “Termination Date”) (a) the payment of the aggregate amounts required to be paid to Holders under the terms of this Agreement; (b) no payment under the CVRs is required to be paid under the terms of this Agreement; and (c) the delivery of a written notice of termination duly executed by the Parent, the Representative and the Acting Holders to the CVR Agent. The termination of this Agreement will not affect or limit the right of Holders to receive the CVR Proceeds under Section 2.4 to the extent earned and received within

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the time frames set forth herein and prior to the termination of this Agreement, and the provisions applicable thereto will survive the expiration or termination of this Agreement until such payment of CVR Proceeds have been made, if applicable.

Section 6.13 Funds. All funds received by Rights Agent under this Agreement that are to be distributed or applied by Rights Agent in the performance of services hereunder (the “Funds”) shall be held by the Rights Agent, as agent for the Parent, and deposited in one or more bank accounts to be maintained by the Rights Agent in its name as agent for the Parent. Until paid pursuant to the terms of this Agreement, the Rights Agent shall hold the Funds through such accounts in: deposit accounts of commercial banks with Tier 1 capital exceeding $1 billion or with an average rating above investment grade by S&P (LT Local Issuer Credit Rating), Moody’s (Long Term Rating) and Fitch Ratings, Inc. (LT Issuer Default Rating) (each as reported by Bloomberg Finance L.P.). The Rights Agent shall, in the absence of bad faith, gross negligence, fraud or willful misconduct (each as determined by a final non-appealable judgment of a court of competent jurisdiction) on its part, have no responsibility or liability for any diminution of the Funds that may result from any deposit made by the Rights Agent in accordance with this paragraph, including any losses resulting from a default by any bank, financial institution or other third party. The Rights Agent may from time to time receive interest, dividends or other earnings in connection with such deposits.

Section 6.14 Further Assurance by Parent. The Parent agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, documents, instruments and assurances as may reasonably be required or requested by the Rights Agent or the Representative for the carrying out or performing by the Rights Agent or the Representative of the provisions of this Agreement.

Section 6.15 Enforcement. The rights and remedies of the parties shall be cumulative with and not exclusive of any other remedy conferred hereby. The parties hereto agree that irreparable damage would occur and that the parties would not have any adequate remedy at Law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, without proof of actual damages or otherwise (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at Law or in equity (including monetary damages). Any actions seeking enforcement of the rights of Holders hereunder may be brought solely by the CVR Agent, acting at the instruction of the Acting Holders.

Section 6.16 Construction.

(a) For purposes of this Agreement, whenever the context requires: singular terms will include the plural, and vice versa; the masculine gender will include the feminine and neuter genders; the feminine gender will include the masculine and neuter genders; and the neuter gender will include the masculine and feminine genders.

(b) As used in this Agreement, the words “include” and “including,” and variations thereof, will not be deemed to be terms of limitation, but rather will be deemed to be followed by the words “without limitation.”

(c) The headings contained in this Agreement are for convenience of reference only, will not be deemed to be a part of this Agreement and will not be referred to in connection with the construction or interpretation of this Agreement.

(d) Unless stated otherwise, “Article” and “Section” followed by a number or letter mean and refer to the specified Article or Section of this Agreement. The term “Agreement” and any reference in this Agreement to

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this Agreement or any other agreement or document includes, and is a reference to, this Agreement or such other agreement or document as it may have been, or may from time to time be, amended, restated, replaced, supplemented or novated and includes all schedules to it.

(e) A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day.

(f) Any reference in this Agreement to a date or time shall be deemed to be such date or time in New York City, United States, unless otherwise specified. The parties hereto and the Parent have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any Person by virtue of the authorship of any provision of this Agreement.

(g) All references herein to “$” are to United States Dollars.

[Remainder of page intentionally left blank]

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IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed as of the day and year first above written.

INMED PHARMACEUTICALS, INC.

By:
Name:
Title:

[RIGHTS AGENT]

By:
Name:
Title:

[REPRESENTATIVE]

By:
Name:
Title:

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Annex G

29 SPECIAL RIGHTS OR RESTRICTIONS ATTACHED TO THE SERIES A NON-VOTING PREFERRED SHARES

The Series A Non-Voting Preferred Shares without par value (the “Series A Non-Voting Preferred Shares”) shall be subject to the following special rights or restrictions, in addition to the special rights or restrictions set forth in these Articles that are applicable to the Preferred Shares as a class, set forth below:

29.1	Definitions.

For the purposes of this Article, the following terms shall have the following meanings:

(1)

“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 405 of the Securities Act of 1933, as amended.

(2)

“Business Day” means any day except any Saturday, any Sunday, any day which is a federal legal holiday in Canada or the United States or any day on which banking institutions in the Province of British Columbia or the State of New York are authorized or required by law or other governmental action to close.

(3)	“Buy-In” shall have the meaning set forth in Article 29.6(4)(d).

(4)

“Closing Sale Price” means, for any security as of any date, the last closing trade price for such security immediately prior to 4:00 p.m., New York City time, on the principal Trading Market where such security is listed or traded, as reported by Bloomberg, L.P. (or an equivalent, reliable reporting service), or if the foregoing do not apply, the last trade price of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg, L.P., or, if no last trade price is reported for such security by Bloomberg, L.P., the average of the bid prices of any market makers for such security as reported on the OTC Pink Market by OTC Markets Group, Inc. If the Closing Sale Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Closing Sale Price of such security on such date shall be the fair market value as determined in good faith by the Board of Directors of the Company.

(5)	“Commission” means the United States Securities and Exchange Commission.

(6)	“Common Shares” means the Company’s Common shares, without par value, and shares of any other class of securities into which such securities may hereafter be reclassified or changed.

(7)	“Conversion Shares” means, collectively, the Common Shares issuable upon conversion of the Series A Non-Voting Preferred Shares in accordance with the terms hereof.

(8)	“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(9)	“Holder” means a holder of Series A Non-Voting Preferred Shares.

(10)

“Merger Agreement” means the terms of the Agreement and Plan of Merger and Reorganization dated May [●], 2026, by and among the Company, [Indigo] Merger Sub Corp., a Delaware corporation and wholly-owned subsidiary of the Company, [Indigo] Merger Sub II, LLC, a Delaware limited company and wholly-owned subsidiary of the Company, and Mentari Therapeutics, Inc., a Delaware corporation.

(11)

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

(12)	“Trading Day” means a day on which the principal Trading Market is open for business.

(13)

“Trading Market” means any of the following markets or exchanges on which the Common Shares is listed or quoted for trading on the date in question: the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, or the New York Stock Exchange (or any successors to any of the foregoing).

29.2	Designation and Amount.

The series of Preferred Shares shall be designated as the Company’s Series A Non-Voting Convertible Preferred Shares (the “Series A Non-Voting Preferred Shares”) and the number of shares so designated shall be [  ].

29.3	Dividends.

Holders shall be entitled to receive, and the Company shall pay, dividends on the Series A Non-Voting Preferred Shares (on an as-if-converted-to-Common-Shares basis, without regard to the Beneficial Ownership Limitation (as defined in Article 29.6(3) below)) equal to and in the same form, and in the same manner, as dividends (other than dividends on the Common Shares payable in the form of Common Shares) actually paid on the Common Shares when, as and if such dividends (other than dividends payable in the form of Common Shares) are paid on the Common Shares. Other than as set forth in the previous sentence, no other dividends shall be paid on Series A Non-Voting Preferred Shares, and the Company shall pay no dividends (other than dividends payable in the form of Common Shares) on the Common Shares unless it simultaneously complies with the previous sentence.

29.4	Voting Rights.

(1)

Except as otherwise provided herein or as otherwise required by the Business Corporations Act, the Series A Non-Voting Preferred Shares shall have no voting rights. However, as long as any Series A Non-Voting Preferred Shares are outstanding, the Company shall not, without the affirmative vote of the holders of a majority of the then outstanding Series A Non-Voting Preferred Shares: (i) alter or change adversely the special rights or restrictions attached to the Series A Non-Voting Preferred Shares or alter or amend the special rights or restrictions of the Preferred Shares set forth in these Articles, amend or repeal any provision of, or add any provision to, the Articles of the Company, or file any amendment to the Notice of Articles, if such action would adversely alter or change the special rights or restrictions provided for the benefit of the Series A Non-Voting Preferred Shares, regardless of whether any of the foregoing actions shall be by means of amendment to the Articles or by amalgamation, arrangement, subdivision, consolidation, recapitalization, reclassification, conversion or otherwise, (ii) issue further Series A Non-Voting Preferred Shares or increase or decrease (other than by conversion) the number of authorized Series A Non-Voting Preferred Shares, (iii) at any time while at least 30% of the originally issued Series A Non-Voting Preferred Shares remains issued and outstanding, (A) consummate (I) any Fundamental Transaction (as defined below) or (II) any amalgamation, merger or consolidation of the Company with or into another entity or any sale of shares to, or other business combination in which the shareholders of the Company immediately before such transaction do not hold at least a majority of the shares of the Company immediately after such transaction, (B) increase the size of the board of directors of the Company, (C) adopt, amend or repeal any written delegation of authority policy, corporate authority matrix or similar document, framework or schedule unless such adoption, amendment or repeal has been approved by the unanimous vote of the board of directors of the Company or (D) retain or replace the Company’s registered independent public accounting firm, independent compensation consultant or corporate counsel or (iv) enter into any agreement with respect to any of the foregoing. Holders of Common Shares acquired upon the conversion of Series A Non-Voting Preferred Shares shall be entitled to the same voting rights as each other holder of Common Shares.

(2)

Any vote required or permitted under Article 29.4(1) may be taken at a meeting of the Holders or through the execution of written consent resolution in lieu of such meeting, provided that the consent resolution is executed by Holders representing at least a majority of the outstanding Series A Non-Voting Preferred Shares.

(3)	Election of Directors. Notwithstanding any provision of Article 13 or Article 14:

(a)

At all times when at least 30% of the originally issued Series A Non-Voting Preferred Shares remains issued and outstanding, (i) the Holders of record of the Series A Non-Voting Preferred Shares, exclusively and voting together as a separate class on an as-converted to Common Shares basis, shall be entitled to elect two directors of the Company (the “Preferred Directors”); and (ii) the holders of record of the Common Shares and of any other class or series of voting stock (including the Series A Non-Voting Preferred Shares), exclusively and voting together as a single class on an as-converted to Common Shares basis, shall be entitled to elect the balance of the total number of directors of the Company; provided, however, for administrative convenience, the initial Preferred Directors may also be appointed by the Board of Directors in connection with the approval of the initial issuance of Series A Non-Voting Preferred Shares without a separate action by the Holders of Series A Non-Voting Preferred Shares.

(b)

Any Preferred Director elected as provided in Article 29.4(3)(a) may be removed without cause by, and only by, the affirmative vote of the Holders of a majority of the Series A Non-Voting Preferred Shares, given either at a special meeting of such Holders duly called for that purpose or pursuant to a written consent of such Holders.

(c)

If the Holders of the Series A Non-Voting Preferred Shares fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors pursuant to Article 29.4(3)(a) (and to the extent any of such directorships is not otherwise filled by a director appointed in accordance with the proviso in Section 29.4(3)(a)), then any directorship not so filled shall remain vacant until such time as the Holders of the Series A Non-Voting Preferred Shares fill such directorship in accordance with Section 29.4(3)(a).

(d)

At any meeting held for the purpose of electing a Preferred Director, the presence in person or by proxy of the Holders of a majority of the outstanding Series A Non-Voting Preferred Shares shall constitute a quorum for the purpose of electing such Preferred Director.

(e)	Each Preferred Director shall be entitled to [three] votes on each matter presented to the Board of Directors.

29.5	Rank; Liquidation.

(1)

The Series A Non-Voting Preferred Shares shall rank on parity with the Common Shares as to distributions of assets upon liquidation, dissolution or winding up of the Company, whether voluntarily or involuntarily.

(2)

Upon any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary (a “Liquidation”), each Holder shall be entitled to receive out of the assets, whether capital or surplus, of the Company the same amount that a holder of Common Shares would receive if the Series A Non-Voting Preferred Shares were fully converted (disregarding for such purpose any Beneficial Ownership Limitations, as defined in Article 29.6(3) below) to Common Shares which amounts shall be paid pari passu with all holders of Common Shares, plus an additional amount equal to any dividends declared on but unpaid to such shares. If, upon any such Liquidation, the assets of the Company shall be insufficient to pay the Holders of the Series A Non-Voting Preferred Shares the amount required under the preceding sentence, then all remaining assets of the Company shall be distributed ratably to the Holders and the holders of Common Shares in accordance with the respective amounts that would be payable on all such securities if all amounts payable thereon were paid in full. For the avoidance of any doubt, a Fundamental Transaction shall not be deemed a Liquidation unless the Company expressly declares that such Fundamental Transaction shall be treated as if it were a Liquidation.

29.6	Conversion.

(1)

Conversion at Option of Holder. Subject to Article 29.6(3) and Article 29.6(4)(c), each Series A Non-Voting Preferred Share then outstanding shall be convertible, at any time and from time to time, at the option of the

Holder thereof, into a number of Common Shares equal to the Conversion Ratio, subject to the Beneficial Ownership Limitation (each, an “Optional Conversion”). Holders shall effect conversions by providing the Company with the form of conversion notice attached hereto as Annex A (a “Notice of Conversion”), duly completed and executed. Provided the Company’s transfer agent is participating in the Depository Trust Company (“DTC”) Fast Automated Securities Transfer program, the Notice of Conversion may specify, at the Holder’s election, whether the applicable Conversion Shares shall be credited to the account of the Holder’s prime broker with DTC through its Deposit Withdrawal Agent Commission system (a “DWAC Delivery”). The date on which an Optional Conversion shall be deemed effective (the “Conversion Date”) shall be the Trading Day that the Notice of Conversion, completed and executed, is sent via email to, and received during regular business hours by, the Company; provided, that the original certificate(s) (if any) representing such Series A Non-Voting Preferred Shares being converted, duly endorsed, and the accompanying Notice of Conversion, are received by the Company within two (2) Trading Days thereafter. In all other cases, the Conversion Date shall be defined as the Trading Day on which the original certificate(s) (if any) representing such Series A Non-Voting Preferred Shares being converted, duly endorsed, and the accompanying Notice of Conversion, are received by the Company. The calculations set forth in the Notice of Conversion shall control in the absence of manifest or mathematical error.

(2)

Conversion Ratio. The “Conversion Ratio” for each share of Series A Non-Voting Preferred Shares shall be 1,000 Common Shares issuable upon the conversion (the “Conversion”) of each Series A Non-Voting Preferred Share (corresponding to a ratio of 1,000:1), subject to adjustment as provided herein.

(3)

Beneficial Ownership Limitation. Notwithstanding anything herein to the contrary, the Company shall not effect any conversion of any Series A Non-Voting Preferred Share, and a Holder shall not have the right to convert any portion of the Series A Non-Voting Preferred Shares pursuant to Article 29.6(1), to the extent that, after giving effect to such attempted conversion set forth on an applicable Notice of Conversion (as defined in this Article 29) with respect to the Series A Non-Voting Preferred Shares, such Holder (or any of such Holder’s Affiliates or any other Person who would be a beneficial owner of Common Shares beneficially owned by the Holder for purposes of Section 13(d) or Section 16 of the Exchange Act and the applicable rules and regulations of the Commission, including any “group” of which the Holder is a member (the foregoing, “Attribution Parties”)) would beneficially own a number of Common Shares in excess of the Beneficial Ownership Limitation. For purposes of the foregoing sentence, the aggregate number of Common Shares beneficially owned by such Holder and its Attribution Parties shall include the number of Common Shares issuable upon conversion of the Series A Non-Voting Preferred Shares subject to the Notice of Conversion, with respect to which such determination is being made, but shall exclude the number of Common Shares which are issuable upon (A) conversion of the remaining, unconverted Series A Non-Voting Preferred Shares beneficially owned by such Holder or any of its Attribution Parties, and (B) exercise or conversion of the unexercised or unconverted portion of any other securities of the Company (including any warrants) beneficially owned by such Holder or any of its Attribution Parties that are subject to and would exceed a limitation on conversion or exercise similar to the limitation contained herein. Except as set forth in the preceding sentence, for purposes of this Article 29.6(3), beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act and the applicable rules and regulations of the Commission, and the terms “beneficial ownership” and “beneficially own” have the meanings ascribed to such terms therein. In addition, for purposes hereof, “group” has the meaning set forth in Section 13(d) of the Exchange Act and the applicable rules and regulations of the Commission. For purposes of this Article 29.6(3), in determining the number of outstanding Common Shares, a Holder may rely on the number of outstanding Common Shares as stated in the most recent of the following: (A) the Company’s most recent periodic or annual filing with the Commission, as the case may be, (B) a more recent public announcement by the Company that is filed with the Commission, or (C) a more recent notice by the Company or the Company’s transfer agent to the Holder setting forth the number of Common Shares then outstanding. Upon the written request of a Holder (which may be by email), the Company shall, within two (2) Trading Days thereof, confirm in writing to such Holder (which may be via email) the number of Common Shares then outstanding. In any case, the number of outstanding Common Shares shall be determined after giving effect to any actual conversion or exercise of securities of the Company, including Series A Non-Voting Preferred Shares, by such Holder or its Attribution Parties since the date as of which such number of outstanding Common Shares was last publicly reported or confirmed to the Holder. The “Beneficial Ownership Limitation” shall initially be set at the discretion of each Holder to a percentage designated by notice to the Company or otherwise between 0% and 19.99% of the number of Common Shares outstanding or deemed to be outstanding as of the applicable measurement date, and such percentage shall be set at 19.99% for any Holder that does not make such designation by notice to the Company or otherwise. The Company shall be entitled to rely on representations made to it by the Holder in any Notice of Conversion regarding its Beneficial Ownership Limitation. Notwithstanding the foregoing, by written notice to the Company (email being sufficient), (i) the Holder may reset the Beneficial Ownership Limitation percentage to a higher percentage, not to exceed 19.99%, which increase will not be effective until the sixty-first (61st) day after such written notice is delivered to the Company, and (ii) the Holder may reset the Beneficial Ownership Limitation percentage to a lower percentage. Upon such a change by a Holder of the Beneficial Ownership Limitation, not to exceed 19.99%, the Beneficial Ownership Limitation may not be further amended by such Holder without first providing the minimum notice required by this Article 29.6(3). Notwithstanding the foregoing, (x) at any time following notice of a Fundamental Transaction, the Holder may waive and/or change the Beneficial Ownership Limitation effective immediately upon written notice to the Company and may reinstitute a Beneficial Ownership Limitation at any time thereafter effective immediately upon written notice to the Company and (y) at any time that the beneficial ownership of Common Shares of a Holder (together with any of such Holder’s Attribution Parties) is equal to or less than 9.00% of the number of Common Shares outstanding as of any given date, then such Holder’s Beneficial Ownership Limitation shall automatically be set to 9.99%. The provisions of this Article 29.6(3) shall be construed, corrected and implemented in a manner so as to effectuate the intended Beneficial Ownership Limitation herein contained and the Common Shares underlying the Series A Non-Voting Preferred Shares in excess of the Beneficial Ownership Limitation shall not be deemed to be beneficially owned by the Holder for any purpose including for purposes of Section 13(d) or Rule 16a-1(a)(1) of the Exchange Act.

(4)	Mechanics of Conversion.

(a)

Delivery of Certificate or Electronic Issuance. Upon Conversion not later than two (2) Trading Days after the applicable Conversion Date, or if the Holder requests the issuance of physical certificate(s), two (2) Trading Days after receipt by the Company of the original certificate(s) representing such Series A Non-Voting Preferred Shares being converted, duly endorsed, and the accompanying Notice of Conversion (the “Share Delivery Date”), the Company shall either: (a) deliver, or cause to be delivered, to the converting Holder a physical certificate or certificates representing the number of Conversion Shares being acquired upon the conversion of Series A Non-Voting Preferred Shares, or (b) in the case of a DWAC Delivery (if so requested by the Holder), electronically transfer such Conversion Shares by crediting the account of the Holder’s prime broker with DTC through its DWAC system. If in the case of any Notice of Conversion such certificate or certificates for the Conversion Shares are not delivered to or as directed by or, in the case of a DWAC Delivery, such shares are not electronically delivered to or as directed by, the applicable Holder by the Share Delivery Date, the applicable Holder shall be entitled to elect to rescind such Notice of Conversion by written notice to the Company at any time on or before its receipt of such certificate or certificates for Conversion Shares or electronic receipt of such shares, as applicable, in which event the Company shall promptly return to such Holder any original Series A Non-Voting Preferred Shares certificate delivered to the Company and such Holder shall promptly return to the Company any Common Share certificates or otherwise direct the return of any Common Shares delivered to the Holder through the DWAC system, representing the Series A Non-Voting Preferred Shares unsuccessfully tendered for conversion to the Company.

(b)

Obligation Absolute. Subject to Article 29.6(3) and subject to Holder’s right to rescind a Notice of Conversion pursuant to Article 29.6(4)(a), the Company’s obligation to issue and deliver the Conversion Shares upon conversion of Series A Non-Voting Preferred Shares in accordance with the terms hereof are absolute and unconditional, irrespective of any action or inaction by a Holder to enforce the same, any waiver or consent with respect to any provision hereof, the recovery of any judgment against any Person or any action to enforce the same, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by such Holder or any other Person of any obligation to the Company or any violation or alleged violation of law by such Holder or any other Person, and irrespective of any other circumstance which might otherwise limit such obligation of the Company to such Holder in connection with the issuance of such Conversion Shares. Subject to Article 29.6(3) and subject to Holder’s right to rescind a Notice of Conversion pursuant to Article 29.6(4)(a), in the event a Holder shall elect to convert any or all of its Series A Non-Voting Preferred Shares, the Company may not refuse conversion based on any claim that such Holder or anyone associated or affiliated with such Holder has been engaged in any violation of law, agreement or for any other reason, unless an injunction from a court, on notice to Holder, restraining and/or enjoining conversion of all or part of the Series A Non-Voting Preferred Shares of such Holder shall have been sought and obtained by the Company, and the Company posts a surety bond for the benefit of such Holder in the amount of 150% of the value of the Conversion Shares into which would be converted the Series A Non-Voting Preferred Shares which is subject to such injunction, which bond shall remain in effect until the completion of arbitration/litigation of the underlying dispute and the proceeds of which shall be payable to such Holder to the extent it obtains judgment. In the absence of such injunction, the Company shall, subject to Article 29.6(3) and subject to Holder’s right to rescind a Notice of Conversion pursuant to Article 29.6(4)(a), issue Conversion Shares upon a properly noticed conversion.

(c)

Cash Settlement. If, at any time after the initial issuance of the Series A Non-Voting Preferred Shares, the Company fails to deliver to a Holder such certificate or certificates, or electronically deliver (or instruct its transfer agent to electronically deliver) such shares in the case of a DWAC Delivery, pursuant to Article 29.6(4)(a) on or prior to the third (3rd) Trading Day after the Share Delivery Date applicable to such conversion, other than a failure caused by (i) materially incorrect or incomplete information provided by Holder to the Company or (ii) the application of the Beneficial Ownership Limitation, then, unless the Holder has rescinded the applicable Notice of Conversion pursuant to Article 29.6(4)(a), the Company shall, at the request of the Holder, pay an amount equal to the Fair Value (as defined below) of such undelivered shares, with such payment to be made within two Business Days from the date of request by the Holder, whereupon the Company’s obligations to deliver such shares underlying the Notice of Conversion shall be extinguished upon payment in full of the Fair Value of such undelivered shares. For purposes of this Article 29.6(4)(c), the “Fair Value” of shares shall be fixed with reference to the last reported Closing Sale Price on the principal Trading Market on which the Common Shares are listed as of the Trading Day immediately prior to the date on which the Notice of Conversion is delivered to the Company. For the avoidance of doubt, the cash settlement provisions set forth in this Article 29.6(4)(c) shall be available irrespective of the reason for the Company’s failure to timely deliver Conversion Shares (other than a failure caused by (i) materially incorrect or incomplete information provided by Holder to the Company or (ii) the application of the Beneficial Ownership Limitation), including due to limitations set forth in Article 29.6(4)(f), due to applicable Trading Market rules.

(d)

Buy-In on Failure to Timely Deliver Certificates. If the Company fails to deliver to a Holder the applicable certificate or certificates or to effect a DWAC Delivery, as applicable, by the Share Delivery Date pursuant to Article 29.6(4)(a) (other than a failure caused by materially incorrect or incomplete information provided by Holder to the Company or the application of the Beneficial Ownership Limitation), and if after such Share Delivery Date such Holder is required by its brokerage firm to purchase (in an open market transaction or otherwise), or the Holder’s brokerage firm otherwise purchases, Common Shares to deliver in satisfaction of a sale by such Holder of the Conversion Shares which such Holder was entitled to receive upon the conversion relating to such Share Delivery Date (a “Buy-In”), then the Company shall (A) pay in cash to such Holder (in addition to any other remedies available to or elected by such Holder) the amount by which (x) such Holder’s total purchase price

(including any brokerage commissions) for the Common Shares so purchased exceeds (y) the product of (1) the aggregate number of Common Shares that such Holder was entitled to receive from the conversion at issue multiplied by (2) the actual sale price at which the sell order giving rise to such purchase obligation was executed (including any brokerage commissions) and (B) at the option of such Holder, either reissue (if surrendered) the Series A Non-Voting Preferred Shares equal to the number of Series A Non-Voting Preferred Shares submitted for conversion or deliver to such Holder the number of Common Shares that would have been issued if the Company had timely complied with its delivery requirements under Article 29.6(4)(a). For example, if a Holder purchases Common Shares having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted conversion of Series A Non-Voting Preferred Shares with respect to which the actual sale price (including any brokerage commissions) giving rise to such purchase obligation was a total of $10,000 under clause (A) of the immediately preceding sentence, the Company shall be required to pay such Holder $1,000. The Holder shall provide the Company written notice, within three (3) Trading Days after the occurrence of a Buy-In, indicating the amounts payable to such Holder in respect of such Buy-In together with applicable confirmations and other evidence reasonably requested by the Company. Nothing herein shall limit a Holder’s right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver certificates representing Common Shares upon conversion of the Series A Non-Voting Preferred Shares as required pursuant to the terms hereof or the cash settlement remedy set forth in Article 29.6(4)(c); provided, however, that the Holder shall not be entitled to both (i) require the reissuance of the Series A Non-Voting Preferred Shares submitted for conversion for which such conversion was not timely honored and (ii) receive the number of Common Shares that would have been issued if the Company had timely complied with its delivery requirements under Article 29.6(4)(a).

(e)

Reservation of Shares Issuable Upon Conversion. The Company covenants that at all times it will reserve and keep available out of its authorized and unissued Common Shares for the sole purpose of issuance upon conversion of the Series A Non-Voting Preferred Shares, free from preemptive rights or any other actual contingent purchase rights of Persons other than the Holders of the Series A Non-Voting Preferred Shares, not less than such aggregate number of Common Shares as shall be issuable (taking into account the adjustments of Article 29.7) upon the conversion of all outstanding Series A Non-Voting Preferred Shares. The Company covenants that all Common Shares that shall be so issuable shall, upon issue, be duly authorized, validly issued, fully paid and non-assessable.

(f)

Fractional Shares. No fractional Common Shares shall be issued upon conversion of the Series A Non-Voting Preferred Shares, no certificates or scrip for any such fractional shares shall be issued and no cash shall be paid for any such fractional shares. Any fractional Common Shares that a Holder of Series A Non-Voting Preferred Shares would otherwise be entitled to receive shall be aggregated with all fractional Common Shares issuable to such Holder and any remaining fractional shares shall be rounded up to the nearest whole share. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of Series A Non-Voting Preferred Shares the Holder seeks to convert into Common Shares and the aggregate number of Common Shares issuable upon such conversion.

(g)

Transfer Taxes. The issuance of certificates for shares of the Common Shares upon conversion of the Series A Non-Voting Preferred Shares shall be made without charge to any Holder for any documentary stamp or similar taxes that may be payable in respect of the issue or delivery of such certificates, provided that the Company shall not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any such certificate upon conversion in a name other than that of the registered Holder(s) of such Series A Non-Voting Preferred Shares and the Company shall not be required to issue or deliver such certificates unless or until the Person or Persons requesting the issuance thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid.

(5)

Status as Shareholder. Upon each Conversion Date, (i) the Series A Non-Voting Preferred Shares being converted shall be deemed converted into Common Shares and (ii) the Holder’s rights as a holder of such converted Series A Non-Voting Preferred Shares shall cease and terminate, excepting only the right to receive certificates for such Common Shares and to any remedies provided herein or otherwise available at law or in equity to such Holder because of a failure by the Company to comply with the terms of this Article 29. In all cases, the Holder shall retain all of its rights and remedies for the Company’s failure to convert Series A Non-Voting Preferred Shares.

29.7	Certain Adjustments.

(1)

Stock Dividends and Stock Splits. If the Company, at any time while the Series A Non-Voting Preferred Shares are outstanding: (A) pays a stock dividend or otherwise makes a distribution or distributions payable in Common Shares (which, for avoidance of doubt, shall not include any Common Shares issued by the Company upon conversion of the Series A Non-Voting Preferred Shares) with respect to the then outstanding Common Shares; (B) subdivides outstanding Common Shares into a larger number of shares; or (C) consolidates (including by way of a reverse stock split) outstanding Common Shares into a smaller number of shares, then the Conversion Ratio shall be multiplied by a fraction of which the numerator shall be the number of Common Shares outstanding immediately after such event and of which the denominator shall be the number of Common Shares outstanding immediately before such event. Any adjustment made pursuant to this Article 29.7(1) shall become effective immediately after the record date for the determination of shareholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision or consolidation.

(2)

Fundamental Transaction. If, at any time while the Series A Non-Voting Preferred Shares are outstanding, (A) the Company effects any amalgamation, merger or consolidation of the Company with or into another Person or any share sale to, or other business combination (including, without limitation, a reorganization, recapitalization, spin-off, share exchange or plan of arrangement) with or into another Person (other than such a transaction in which the Company is the surviving or continuing entity and its Common Shares are not exchanged for or converted into other securities, cash or property), (B) the Company effects any sale, lease, transfer or exclusive license of all or substantially all of its assets in one transaction or a series of related transactions, (C) any tender offer, exchange offer or issuer bid by the Company is completed pursuant to which more than 50% of the Common Shares not held by the Company are exchanged for or converted into other securities, cash or property, or (D) the Company effects any reclassification of the Common Shares or any compulsory share exchange (other than as a result of a dividend, subdivision or consolidation covered by Article 29.7(1)) pursuant to which the Common Shares are effectively converted into or exchanged for other securities, cash or property (in any such case, a “Fundamental Transaction”), then, upon any subsequent conversion of the Series A Non-Voting Preferred Shares each Holder shall have the right to receive, in lieu of the right to receive Conversion Shares, for each Conversion Share that would have been issuable upon such conversion immediately prior to the occurrence of such Fundamental Transaction, the same kind and amount of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of one Common Share (the “Alternate Consideration”). For purposes of any such subsequent conversion, the determination of the Conversion Ratio shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one Common Share in such Fundamental Transaction, and the Company shall adjust the Conversion Ratio in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Common Shares are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then each Holder shall be given the same choice as to the Alternate Consideration it receives upon any conversion of the Series A Non-Voting Preferred Shares following such Fundamental Transaction. To the extent necessary to effectuate the foregoing provisions, any successor to the Company or surviving entity in such Fundamental Transaction shall ensure that its authorized share structure includes a class or series of shares with the same special rights or restrictions and issue to the Holders new preferred shares consistent with the foregoing provisions and evidencing the Holders’ right to convert such preferred shares into Alternate Consideration. The terms of any agreement to which the Company is a party and pursuant to which a Fundamental Transaction is effected shall include terms requiring any such successor or surviving entity to comply with the provisions of this Article 29.7(2) and ensuring that the Series A Non-Voting Preferred Shares (or any such replacement security) will be similarly adjusted upon any subsequent transaction analogous to a Fundamental Transaction. The Company shall cause to be delivered to each Holder, at its last address as it shall appear in the central securities register of the Company, written notice of any Fundamental Transaction at least 20 calendar days prior to the date on which such Fundamental Transaction is expected to become effective or close. Notwithstanding anything to the contrary contained herein, any Parent Legacy Transaction (as defined in the Merger Agreement) and the transactions contemplated by the CVR Agreement (as defined in the Merger Agreement) shall not constitute a Fundamental Transaction.

(3)

Calculations. All calculations under this Article 29.7 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be. For purposes of this Article 29.7, the number of Common Shares deemed to be issued and outstanding as of a given date shall be the sum of the number of Common Shares issued and outstanding.

29.8	Redemption.

The Series A Non-Voting Preferred Shares shall not be redeemable; provided, however, that the foregoing shall not limit the ability of the Company to purchase or otherwise deal in such shares to the extent otherwise permitted hereby and by law, nor shall the foregoing limit the Holder’s rights under Article 29.6(4)(c).

29.9	Transfer.

A Holder may transfer any Series A Non-Voting Preferred Shares together with the accompanying rights set forth herein, held by such Holder without the consent of the Company; provided that such transfer is in compliance with applicable securities laws. The Company shall in good faith (i) do and perform, or cause to be done and performed, all such further acts and things, and (ii) execute and deliver all such other agreements, certificates, instruments and documents, in each case, as any holder of Series A Non-Voting Preferred Shares may reasonably request in order to carry out the intent and accomplish the purposes of this Article 29.9. The transferee of any Series A Non-Voting Preferred Shares shall be subject to the Beneficial Ownership Limitation applicable to the transferor as of the time of such transfer.

29.10	Series A Non-Voting Preferred Shares Register.

The Company shall maintain at its principal executive offices (or such other office or agency of the Company as it may designate by notice to the Holders in accordance with Article 29.11), a register for the Series A Non-Voting Preferred Shares, in which the Company shall record (i) the name, address, and electronic mail address of each holder in whose name the Series A Non-Voting Preferred Shares have been issued and (ii) the name, address, and electronic mail address of each transferee of any Series A Non-Voting Preferred Shares. The Company may deem and treat the registered Holder of Series A Non-Voting Preferred Shares as the absolute owner thereof for the purpose of any conversion thereof and for all other purposes. The Company shall keep the register open and available at all times during business hours for inspection by any holder of Series A Non-Voting Preferred Shares or his, her or its legal representatives.

29.11	Notices.

Any notice required or permitted by the provisions of this Article 29 to be given to a Holder of Series A Non-Voting Preferred Shares shall be mailed, postage prepaid, to the post office address last shown on the records of the Company, or given by electronic communication in compliance with the provisions of the Business Corporations Act, and shall be deemed sent upon such mailing or electronic transmission.

29.12	Book-Entry; Certificates.

The Series A Non-Voting Preferred Shares will be issued in book-entry form; provided that, if a Holder requests that such Holder’s Series A Non-Voting Preferred Shares be issued in certificated form, the Company will instead issue a share certificate to such Holder representing such Holder’s Series A Non-Voting Preferred Shares. To the extent that any Series A Non-Voting Preferred Shares are issued in book-entry form, references herein to “certificates” shall instead refer to the book-entry notation relating to such shares.

29.13	Lost or Mutilated Series A Non-Voting Preferred Shares Certificate.

If a Holder’s Series A Non-Voting Preferred Shares certificate shall be mutilated, lost, stolen or destroyed, the Company shall execute and deliver, in exchange and substitution for and upon cancellation of a mutilated certificate, or in lieu of or in substitution for a lost, stolen or destroyed certificate, a new certificate for the Series A Non-Voting Preferred Shares so mutilated, lost, stolen or destroyed, but only upon receipt of evidence of such loss, theft or destruction of such certificate, and of the ownership hereof reasonably satisfactory to the Company.

29.14	Waiver.

Any waiver by the Company or a Holder of a breach of any provision of this Article 29 shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Article 29 or a waiver by any other Holders. The failure of the Company or a Holder to insist upon strict adherence to any term of this Article 29 on one or more occasions shall not be considered a waiver or deprive that party (or any other Holder) of the right thereafter to insist upon strict adherence to that term or any other term of this Article 29. Any waiver by the Company or a Holder must be in writing. Notwithstanding any provision in this Article 29 to the contrary, any provision contained herein and any right of the Holders of Series A Non-Voting Preferred Shares granted hereunder may be waived as to all Series A Non-Voting Preferred Shares (and the Holders thereof) upon the written consent of the Holders of not less than a majority of the Series A Non-Voting Preferred Shares then outstanding, provided, however, that the Beneficial Ownership Limitation applicable to a Holder, and any provisions contained herein that are related to such Beneficial Ownership Limitation, cannot be modified, waived or terminated without the consent of such Holder, provided further, that any proposed waiver that would, by its terms, have a disproportionate and materially adverse effect on any Holder shall require the consent of such Holder(s).

29.15	Severability.

Whenever possible, each provision hereof shall be interpreted in a manner as to be effective and valid under applicable law, but if any provision hereof is held to be prohibited by or invalid under applicable law, then such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating or otherwise adversely affecting the remaining provisions hereof.

29.16	Status of Converted Series A Non-Voting Preferred Shares.

If any Series A Non-Voting Preferred Shares shall be converted or redeemed by the Company, such shares shall, to the fullest extent permitted by applicable law, be retired and cancelled upon such acquisition, and shall not be reissued. Any Series A Non-Voting Preferred Share so acquired shall, upon its retirement and cancellation, and upon the taking of any action required by applicable law, resume the status of authorized but unissued Preferred Shares and shall no longer be designated as Series A Non-Voting Preferred Shares.

[Remainder of Page Intentionally Left Blank]

ANNEX A

NOTICE OF CONVERSION

(TO BE EXECUTED BY THE REGISTERED HOLDER IN ORDER TO CONVERT SERIES A NON-VOTING CONVERTIBLE PREFERRED SHARES)

The undersigned Holder hereby irrevocably elects to convert the number of Series A Non-Voting Preferred Shares indicated below, represented in book-entry form, into Common shares without par value (the “Common Shares”), of INMED PHARMACEUTICALS INC., a British Columbia company (the “Company”), as of the date written below. If securities are to be issued in the name of a Person other than the undersigned, the undersigned will pay all transfer taxes payable with respect thereto. Capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Articles of the Company (the “Articles”).

As of the date hereof, the number of Common Shares beneficially owned by the undersigned Holder (together with such Holder’s Attribution Parties), including the number of Common Shares issuable upon conversion of the Series A Non-Voting Preferred Shares subject to this Notice of Conversion, but excluding the number of Common Shares which are issuable upon (A) conversion of the remaining, unconverted Series A Non-Voting Preferred Shares beneficially owned by such Holder or any of its Attribution Parties, and (B) exercise or conversion of the unexercised or unconverted portion of any other securities of the Company (including any warrants) beneficially owned by such Holder or any of its Attribution Parties that are subject to a limitation on conversion or exercise similar to the limitation contained in Article 29.6(3) of the Articles, is  %. For purposes hereof, beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act and the applicable regulations of the Commission. In addition, for purposes hereof, “group” has the meaning set forth in Section 13(d) of the Exchange Act and the applicable regulations of the Commission.

CONVERSION CALCULATIONS:

Date to Effect Conversion:
Number of Series A Non-Voting Preferred Shares owned prior to Conversion:
Number of Series A Non-Voting Preferred Shares to be Converted:
Number of Common Shares to be Issued:
Address for delivery of physical certificates:

For DWAC Delivery, please provide the following:

Broker No.:

Account No.:

[HOLDER]

By:
Name:
Title:

Annex K

DISSENT PROVISIONS OF THE BCBCA

Part 8: Division 2 – Dissent Proceedings

Definitions and application

237.	(1) In this Division:

“dissenter” means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

“notice shares” means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;

“payout value” means,

(a)	in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,

(b)

in the case of a dissent in respect of an arrangement approved by a court order made under section 291 (2) (c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement,

(c)

in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order, or

(d)	in the case of a dissent in respect of a community contribution company, the value of the notice shares set out in the regulations,

excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2)	This Division applies to any right of dissent exercisable by a shareholder except to the extent that

(a)	the court orders otherwise, or

(b)	in the case of a right of dissent authorized by a resolution referred to in section 238 (1) (g), the court orders otherwise or the resolution provides otherwise.

Right to dissent

238.	(1) A shareholder of a company, whether or not the shareholder’s shares carry the right to vote, is entitled to dissent as follows:

(a)	under section 260, in respect of a resolution to alter the articles

(i)	to alter restrictions on the powers of the company or on the business the company is permitted to carry on,

(ii)	without limiting subparagraph (i), in the case of a community contribution company, to alter any of the company’s community purposes within the meaning of section 51.91; or

(iii)	without limiting subparagraph (i), in the case of a benefit company, to alter the company’s benefit provision;

(b)	under section 272, in respect of a resolution to adopt an amalgamation agreement;

(c)	under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d)	in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e)	under section 301 (5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company’s undertaking;

(f)	under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g)	in respect of any other resolution, if dissent is authorized by the resolution;

(h)	in respect of any court order that permits dissent.

(1.1) A shareholder of a company, whether or not the shareholder’s shares carry the right to vote, is entitled to dissent under section 51.995 (5) in respect of a resolution to alter its notice of articles to include or to delete the benefit statement.

(2)	A shareholder wishing to dissent must

(a)	prepare a separate notice of dissent under section 242 for

(i)	the shareholder, if the shareholder is dissenting on the shareholder’s own behalf, and

(ii)	each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is dissenting,

(b)	identify in each notice of dissent, in accordance with section 242 (4), the person on whose behalf dissent is being exercised in that notice of dissent, and

(c)	dissent with respect to all of the shares, registered in the shareholder’s name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3)	Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(a)	dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(b)	cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

Waiver of right to dissent

239.	(1) A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2)	A shareholder wishing to waive a right of dissent with respect to a particular corporate action must

(a)	provide to the company a separate waiver for

(i)	the shareholder, if the shareholder is providing a waiver on the shareholder’s own behalf, and

(ii)	each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is providing a waiver, and

(b)	identify in each waiver the person on whose behalf the waiver is made.

(3)

If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder’s own behalf, the shareholder’s right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

(a)	the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and

(b)

any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

(4)

If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

Notice of resolution

240.

(1)   If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)	a copy of the proposed resolution, and

(b)	a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2)

If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)	a copy of the proposed resolution, and

(b)	a statement advising of the right to send a notice of dissent.

(3)

If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors’ resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not, on behalf of every person who beneficially owns shares registered in the name of the shareholder, consented to the resolution or voted in favour of the resolution, whether or not their shares carry the right to vote,

(a)	a copy of the resolution,

(b)	a statement advising of the right to send a notice of dissent, and

(c)	if the resolution has passed, notification of that fact and the date on which it was passed.

(4)	Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

Notice of court orders

241.	If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent

(a)	a copy of the entered order, and

(b)	a statement advising of the right to send a notice of dissent.

Notice of dissent

242.	(1) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (a), (b), (c), (d), (e) or (f) or (1.1) must,

(a)

if the company has complied with section 240 (1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

(b)	if the company has complied with section 240 (3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or

(c)	if the company has not complied with section 240 (1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of

(i)	the date on which the shareholder learns that the resolution was passed, and

(ii)	the date on which the shareholder learns that the shareholder is entitled to dissent.

(2)	A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (g) must send written notice of dissent to the company

(a)	on or before the date specified by the resolution or in the statement referred to in section 240 (2) (b) or (3) (b) as the last date by which notice of dissent must be sent, or

(b)	if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3)	A shareholder intending to dissent under section 238 (1) (h) in respect of a court order that permits dissent must send written notice of dissent to the company

(a)	within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

(b)	if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.

(4)	A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a)

if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b)

if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and

(i)	the names of the registered owners of those other shares,

(ii)	the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)	a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c)	if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and

(i)	the name and address of the beneficial owner, and

(ii)	a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder’s name.

(5)

The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

Notice of intention to proceed

243.	(1) A company that receives a notice of dissent under section 242 from a dissenter must,

(a)	if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

(i)	the date on which the company forms the intention to proceed, and

(ii)	the date on which the notice of dissent was received, or

(b)	if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2)	A notice sent under subsection (1) (a) or (b) of this section must

(a)	be dated not earlier than the date on which the notice is sent,

(b)	state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and

(c)	advise the dissenter of the manner in which dissent is to be completed under section 244.

Completion of dissent

244.

(1)   A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

(a)	a written statement that the dissenter requires the company to purchase all of the notice shares,

(b)	the certificates, if any, representing the notice shares, and

(c)	if section 242 (4) (c) applies, a written statement that complies with subsection (2) of this section.

(2)	The written statement referred to in subsection (1) (c) must

(a)	be signed by the beneficial owner on whose behalf dissent is being exercised, and

(b)	set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

(i)	the names of the registered owners of those other shares,

(ii)	the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)	that dissent is being exercised in respect of all of those other shares.

(3)	After the dissenter has complied with subsection (1),

(a)	the dissenter is deemed to have sold to the company the notice shares, and

(b)	the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4)

Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5)

Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

(6)	A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

Payment for notice shares

245.	(1) A company and a dissenter who has complied with section 244 (1) may agree on the amount of the payout value of the notice shares and, in that event, the company must

(a)	promptly pay that amount to the dissenter, or

(b)	if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(2)	A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a)

determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b)	join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244 (1), and

(c)	make consequential orders and give directions it considers appropriate.

(3)	Promptly after a determination of the payout value for notice shares has been made under subsection (2) (a) of this section, the company must

(a)

pay to each dissenter who has complied with section 244 (1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter’s notice shares, or

(b)	if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4)	If a dissenter receives a notice under subsection (1) (b) or (3) (b),

(a)

the dissenter may, within 30 days after receipt, withdraw the dissenter’s notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b)

if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5)	A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

(a)	the company is insolvent, or

(b)	the payment would render the company insolvent.

Loss of right to dissent

246.

The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a)	the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b)	the resolution in respect of which the notice of dissent was sent does not pass;

(c)	the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d)	the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e)	the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f)	a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g)	with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

(h)	the notice of dissent is withdrawn with the written consent of the company;

(i)	the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

Shareholders entitled to return of shares and rights

247.	If, under section 244 (4) or (5), 245 (4) (a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a)

the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244 (1) (b) or, if those share certificates are unavailable, replacements for those share certificates,

(b)	the dissenter regains any ability lost under section 244 (6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and

(c)	the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.

Annex L

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository; the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person; and the word “person” means any individual, corporation, partnership, unincorporated association or other entity.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation in a merger, consolidation, conversion, transfer, domestication or continuance to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title (other than, in each case and solely with respect to a converted or domesticated corporation, a merger, consolidation, conversion, transfer, domestication or continuance authorized pursuant to and in accordance with the provisions of § 265 or § 388 of this title):

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders, or at the record date fixed to determine the stockholders entitled to consent pursuant to § 228 of this title, to act upon the agreement of merger or consolidation or the resolution providing for the conversion, transfer, domestication or continuance (or, in the case of a merger pursuant to § 251(h) of this title, as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation if the holders thereof are required by the terms of an agreement of merger or consolidation, or by the terms of a resolution providing for conversion, transfer, domestication or continuance, pursuant to § 251, § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or of the converted entity or the entity resulting from a transfer, domestication or continuance if such entity is a corporation as a result of the conversion, transfer, domestication or continuance, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger, consolidation, conversion, transfer, domestication or continuance will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) [Repealed.]

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, the sale of all or substantially all of the assets of the corporation or a conversion effected pursuant to § 266 of this title or a transfer, domestication or continuance effected pursuant to § 390 of this title. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger, consolidation, conversion, transfer, domestication or continuance for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations or the converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and, § 114 of this title, if applicable) may be accessed without subscription or cost. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger, consolidation, conversion, transfer, domestication or continuance, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger, consolidation, conversion, transfer, domestication or continuance shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity shall notify each stockholder of each constituent or converting, transferring, domesticating or continuing corporation who has complied with this subsection and has not voted in favor of or consented to the merger, consolidation, conversion, transfer, domestication or continuance, and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section, of the date that the merger, consolidation or conversion has become effective; or

(2) If the merger, consolidation, conversion, transfer, domestication or continuance was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent, converting, transferring, domesticating or continuing corporation before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, or the surviving, resulting or converted entity within 10 days after such effective date, shall notify each stockholder of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation who is entitled to appraisal rights of the approval of the merger, consolidation, conversion, transfer, domestication or continuance and that appraisal rights are available for any or all shares of such class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting, transferring, domesticating or continuing corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and § 114 of this title, if applicable) may be accessed without subscription or cost. Such notice may, and, if given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, shall, also notify such stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving, resulting or converted entity the appraisal of such holder’s shares; provided that a demand may be delivered to such entity by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs such entity of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, either (i) each such constituent corporation or the converting, transferring, domesticating or continuing corporation shall send a second notice before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance notifying each of the holders of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation that are entitled to appraisal rights of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance or (ii) the surviving, resulting or converted entity shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation or entity that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation or the converting, transferring, domesticating or continuing corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(3) Notwithstanding subsection (a) of this section (but subject to this paragraph (d)(3)), a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares in accordance with either paragraph (d)(1) or (2) of this section, as applicable; provided that (i) such beneficial owner continuously owns such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of this section and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving, resulting or converted entity hereunder and to be set forth on the verified list required by subsection (f) of this section.

(e) Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity, or any person who has complied with subsections (a) and (d) of this section and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance. Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person who has complied with the requirements of subsections (a) and (d) of this section, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the surviving, resulting or converted entity a statement setting forth the aggregate number of shares not voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2) of this title)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of this section, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement shall be given to the person within 10 days after such person’s request for such a statement is received by the surviving, resulting or converted entity or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section, whichever is later.

(f) Upon the filing of any such petition by any person other than the surviving, resulting or converted entity, service of a copy thereof shall be made upon such entity, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by such entity. If the petition shall be filed by the surviving, resulting or converted entity, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving, resulting or converted entity and to the persons shown on the list at the addresses therein stated. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving, resulting or converted entity.

(g) At the hearing on such petition, the Court shall determine the persons who have complied with this section and who have become entitled to appraisal rights. The Court may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court may dismiss the proceedings as to such person. If immediately before the merger, consolidation, conversion, transfer, domestication or continuance the shares of the class or series of stock of the constituent, converting, transferring, domesticating or continuing corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation, conversion, transfer, domestication or continuance for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the persons entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, consolidation, conversion, transfer, domestication or continuance, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger, consolidation, conversion, transfer, domestication or continuance through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger, consolidation or conversion and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving, resulting or converted entity may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving, resulting or converted entity or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving, resulting or converted entity to the persons entitled thereto. Payment shall be so made to each such person upon such terms and conditions as the Court may order. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving, resulting or converted entity be an entity of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section who participated in the proceeding and incurred expenses in connection therewith, the Court may order all or a portion of such expenses, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal not dismissed pursuant to subsection (k) of this section or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of this section.

(k) Subject to the remainder of this subsection, from and after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, no person who has demanded appraisal rights with respect to some or all of such person’s shares as provided in subsection (d) of this section shall be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger, consolidation, conversion, transfer, domestication or continuance). If a person who has made a demand for an appraisal in accordance with this section shall deliver to the surviving, resulting or converted entity a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s shares in accordance with subsection (e) of this section, either within 60 days after such effective date or thereafter with the written approval of the corporation, then the right of such person to an appraisal of the shares subject to the withdrawal shall cease. Notwithstanding the foregoing, an appraisal proceeding in the Court of Chancery shall not be dismissed as to any person without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, including without limitation, a reservation of jurisdiction for any application to the Court made under subsection (j) of this section; provided, however that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, as set forth in subsection (e) of this section. If a petition for an appraisal is not filed within the time provided in subsection (e) of this section, the right to appraisal with respect to all shares shall cease.

(l) The shares or other equity interests of the surviving, resulting or converted entity to which the shares of stock subject to appraisal under this section would have otherwise converted but for an appraisal demand made in accordance with this section shall have the status of authorized but not outstanding shares of stock or other equity interests of the surviving, resulting or converted entity, unless and until the person that has demanded appraisal is no longer entitled to appraisal pursuant to this section.

PART II

INFORMATION NOT REQUIRED IN PROXY STATEMENT/PROSPECTUS

Item 20. Indemnification of Directors and Officers

British Columbia

InMed is subject to the provisions of Part 5, Division 5 of the Business Corporations Act (British Columbia) (the “BCBCA”). Under Section 160 of the BCBCA, InMed may, subject to Section 163 of the BCBCA:

1.	indemnify an individual who:

•	is or was a director or officer of InMed;

•	is or was a director or officer of another corporation (i) at a time when such corporation is or was an affiliate of InMed; or (ii) at InMed’s request, or

•

at InMed’s request, is or was, or holds or held a position equivalent to that of, a director or officer of a partnership, trust, joint venture or other unincorporated entity, and including, subject to certain limited exceptions, the heirs and personal or other legal representatives of that individual (collectively, an “eligible party”), against all eligible penalties to which the eligible party is or may be liable; and

2.	after final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by an eligible party in respect of that proceeding, where:

•	“eligible penalty” means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding.

•

“eligible proceeding” means a proceeding in which an eligible party or any of the heirs and personal or other legal representatives of the eligible party, by reason of the eligible party being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, InMed or an associated corporation (a) is or may be joined as a party, or (b) is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding.

•	“proceeding” includes any legal proceeding or investigative action, whether current, threatened, pending or completed.

Under Section 161 of the BCBCA, and subject to Section 163 of the BCBCA, InMed must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by an eligible party in respect of that proceeding if the eligible party (a) has not been reimbursed for those expenses, and (b) is wholly successful, on the merits or otherwise, in the outcome of the proceeding or is substantially successful on the merits in the outcome of the proceeding.

Under Section 162 of the BCBCA, and subject to Section 163 of the BCBCA, InMed may pay, as they are incurred in advance of the final disposition of an eligible proceeding, the expenses actually and reasonably incurred by an eligible party in respect of the proceeding, provided that InMed must not make such payments unless InMed first receives from the eligible party a written undertaking that, if it is ultimately determined that the payment of expenses is prohibited under Section 163 of the BCBCA, the eligible party will repay the amounts advanced.

Under Section 163 of the BCBCA, InMed must not indemnify an eligible party against eligible penalties to which the eligible party is or may be liable or pay the expenses of an eligible party in respect of that proceeding under Sections 160, 161 or 162 of the BCBCA, as the case may be, if any of the following circumstances apply:

•

if the indemnity or payment is made under an earlier agreement to indemnify or pay expenses and, at the time that the agreement to indemnify or pay expenses was made, InMed was prohibited from giving the indemnity or paying the expenses by its memorandum or articles;

•

if the indemnity or payment is made otherwise than under an earlier agreement to indemnify or pay expenses and, at the time that the indemnity or payment is made, InMed is prohibited from giving the indemnity or paying the expenses by its memorandum or articles;

•

if, in relation to the subject matter of the eligible proceeding, the eligible party did not act honestly and in good faith with a view to the best interests of InMed or the associated corporation, as the case may be; or

•

in the case of an eligible proceeding other than a civil proceeding, if the eligible party did not have reasonable grounds for believing that the eligible party’s conduct in respect of which the proceeding was brought was lawful.

If an eligible proceeding is brought against an eligible party by or on behalf of InMed or by or on behalf of an associated corporation, InMed must not either indemnify the eligible party against eligible penalties to which the eligible party is or may be liable, or pay the expenses of the eligible party under Sections 160, 161 or 162 of the BCBCA, as the case may be, in respect of the proceeding.

Under

Section 164 of the BCBCA, and despite any other provision of Part 5, Division 5 of the BCBCA and whether or not payment of expenses or indemnification has been sought, authorized or declined under Part 5, Division 5 of the BCBCA, on application of InMed or an eligible party, the Supreme Court of British Columbia may do one or more of the following:

•	order InMed to indemnify an eligible party against any liability incurred by the eligible party in respect of an eligible proceeding;

•	order InMed to pay some or all of the expenses incurred by an eligible party in respect of an eligible proceeding;

•	order the enforcement of, or payment under, an agreement of indemnification entered into by InMed;

•	order InMed to pay some or all of the expenses actually and reasonably incurred by any person in obtaining an order under Section 164 of the BCBCA; or

•	make any other order the court considers appropriate.

Section 165 of the BCBCA provides that InMed may purchase and maintain insurance for the benefit of an eligible party or the heirs and personal or other legal representatives of the eligible party against any liability that may be incurred by reason of the eligible party being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, InMed or an associated corporation.

Under InMed’s articles, and subject to the BCBCA, InMed must indemnify its directors, former directors or alternate directors and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and InMed must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director and alternate director is deemed to have contracted with InMed on the terms of the indemnity contained in InMed’s articles. Under InMed’s articles, and subject to the BCBCA, InMed may agree to indemnify and may indemnify any person (including an eligible party) against eligible penalties and pay expenses incurred in connection with the performance of services by that person for InMed. InMed has entered into indemnity agreements with its directors and certain of its officers.

Pursuant to InMed’s articles, the failure of an eligible party to comply with the BCBCA or InMed’s articles does not, of itself, invalidate any indemnity to which he or she is entitled under InMed’s articles.

Under InMed’s articles, InMed may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who:

•	is or was InMed’s director, alternate director, officer, employee or agent;

•	is or was a director, alternate director, officer, employee or agent of a corporation at a time when the corporation is or was InMed’s affiliate;

•	at InMed’s request, is or was a director, alternate director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity; or

•	at InMed’s request, holds or held a position equivalent to that of a director, alternate director or officer of a partnership, trust, joint venture or other unincorporated entity;

•	against any liability incurred by him or her as such director, alternate director, officer, employee or agent or person who holds or held such equivalent position.

In addition, InMed has entered into an indemnification agreement with each of its directors and its Chief Financial Officer, which requires InMed to indemnify them.

Nevada

Upon completion of the Redomestication, InMed will be domesticated as a corporation under the laws of the State of Nevada and the rights of the directors and officers of the Combined Company to indemnification and advancement of expenses will be governed by the Nevada Revised Statutes (the “NRS”), the Nevada Articles and the Nevada Bylaws.

NRS 78.7502(1) provides that a corporation may indemnify, pursuant to the provisions of that subsection, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise or as a manager of a limited liability company, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with the action, suit or proceeding if such person is not liable pursuant to NRS 78.138 or acted in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

NRS 78.7502(2) provides that a corporation may indemnify, pursuant to the provisions of that subsection, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise or as a manager of a limited liability company, against expenses (including amounts paid in settlement and attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of the action or suit if such person is not liable pursuant to NRS 78.138 or acted in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification pursuant to NRS 78.7502 may be made in respect of any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

NRS 78.751 provides that a corporation shall indemnify any person who is a director, officer, employee or agent of the corporation, against expenses actually and reasonably incurred by the person in connection with defending an action (including, without limitation, attorney’s fees), to the extent that the person is successful on the merits or otherwise in defense of any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, including, without limitation, an action by or in the right of the corporation, by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. NRS 78.751 also provides that the indemnification pursuant to NRS 78.7502 shall not be deemed exclusive or exclude any other rights to which the indemnified party may be entitled (except that indemnification may not be made to or on behalf of any director or officer finally adjudged by a court of competent jurisdiction, after exhaustion of any appeals taken therefrom, to be liable for intentional misconduct, fraud or a knowing violation of law and such misconduct, fraud or violation of the law was material to the cause of action), and that the indemnification shall continue as to directors, officers, employees or agents who have ceased to hold such positions, as well as to their heirs, executors and administrators.

NRS 78.7502(3) provides that any discretionary indemnification under NRS 78.7502 (unless ordered by a court or advanced pursuant to NRS 78.751(2)) may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made by the stockholders, by the board of directors by a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding, or, if a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, or if a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion. NRS 78.751(2) provides that, unless otherwise restricted by the corporation’s articles of incorporation or bylaws, or an agreement made by the corporation, the corporation may pay the expenses of directors and officers incurred in defending any such action, suit or proceeding as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that the director or officer is not entitled to be indemnified by the corporation.

NRS 78.752 provides that a corporation may purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for any liability asserted against such person and liability and expenses incurred by such person in his or her capacity as a director, officer, employee or agent, or arising out of such person’s status as such, whether or not the corporation has the authority to indemnify such person against such liability and expenses.

NRS 78.138(7) provides that, subject to certain statutory exceptions, or unless the corporation’s articles of incorporation or an amendment thereto (in each case filed on or after October 1, 2003) provide for greater individual liability, a director or officer is not individually liable to the corporation or its stockholders or creditors for any damages as a result of any act or failure to act in his or her capacity as a director or officer unless the statutory presumption of the business judgment rule (that such director officer has acted in good faith, on an informed basis and with a view to the interests of the corporation) has been rebutted and it is proven that (i) the director’s or officer’s act or failure to act constituted a breach of his or her fiduciary duties as a director or officer and (ii) such breach involved intentional misconduct, fraud or a knowing violation of law. Unlike the DGCL, the NRS does not require a corporation to adopt a provision in its articles of incorporation limiting the personal liability of directors and officers, as this limitation is provided by statute and applies to both directors and officers.

To the fullest extent permitted by the NRS, the Nevada Bylaws will authorize the Combined Company to indemnify, and advance expenses to, its directors and officers and may grant indemnification of other persons to whom the NRS permits the Combined Company to provide indemnification. In addition, the Combined Company expects to enter into or assume indemnification agreements with its directors and officers and to maintain directors’ and officers’ liability insurance covering certain liabilities that may be incurred by its directors and officers in their capacities as such, including liabilities under the Securities Act.

Delaware

Mentari is a corporation under the DGCL. Section 145(a) of the DGCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

Section 145(b) of the DGCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery of the State of Delaware or such other court shall deem proper.

Section 145 of the DGCL further provides that to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and the indemnification provided for by Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person’s heirs, executors and administrators. Section 145 also empowers the corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify such person against such liabilities under Section 145.

Section 102(b)(7) of the DGCL provides that a corporation’s certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

The Mentari Charter contains provisions that limit or eliminate the personal liability of Mentari’s directors or officers to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended. These limitations of liability do not alter director or officer liability under the federal securities laws and do not affect the availability of equitable remedies such as an injunction or rescission. In addition, the Mentari Bylaws provide that:

•	Mentari will indemnify its directors and officers to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended; and

•

Mentari will advance expenses, including attorneys’ fees, to its directors and officers in connection with legal proceedings relating to their service for or on behalf of Mentari, subject to limited exceptions.

Mentari has entered into indemnification agreements with its directors and executive officers. These agreements provide that Mentari will indemnify each of its directors and executive officers to the fullest extent permitted by Delaware law. Mentari will advance expenses, including attorneys’ fees (but excluding judgments, fines, and settlement amounts), to each indemnified director or executive officer in connection with any proceeding in which indemnification is available and Mentari will indemnify its directors and officers for any action or proceeding arising out of that person’s services as a director or officer brought on behalf of Mentari or in furtherance of Mentari’s rights. Additionally, certain of Mentari’s directors may have certain rights to indemnification, advancement of expenses or insurance provided by their affiliates or other third parties, which indemnification relates to and might apply to the same proceedings arising out of such director’s services as a director referenced herein. Nonetheless, Mentari has agreed in the indemnification agreements that Mentari’s obligations to those same directors are primary and any obligation of such affiliates or other third parties to advance expenses or to provide indemnification for the expenses or liabilities incurred by those directors are secondary.

Mentari also intends to maintain general liability insurance which covers certain liabilities of its directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers, including liabilities under the Securities Act.

Item 21. Exhibits and Financial Statement Schedules

(a)	Exhibit Index

A list of exhibits filed with this registration statement on Form S-4 is set forth on the Exhibit Index and is incorporated herein by reference.

(b)	Financial Statements

The financial statements filed with this registration statement on Form S-4 are set forth on the Financial Statement Index and are incorporated herein by reference.

Item 22. Undertakings

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Filing Fee Table” table in the effective registration statement; and

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) herein do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act (15 U.S.C. 78m or 78o(d)) that are incorporated by reference in the registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)

The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(5)

The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (a)(5) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6)

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(7)

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Exhibit Number	Description

2.1†*	Agreement and Plan of Merger and Reorganization, dated as of May 19, 2026, by and among InMed Pharmaceuticals Inc., Indigo Merger Sub Corp., Indigo Merger Sub II, LLC, and Mentari Therapeutics, Inc. (included in Annex A to the proxy statement/prospectus and incorporated herein by reference).

3.1	Amended and Restated Articles of Organization of InMed Pharmaceuticals Inc. (incorporated herein by reference to Exhibit 3.1 to the Quarterly Report on Form 10-Q filed with the SEC on December 16, 2020).

3.2*	Amended and Restated Certificate of Incorporation of Mentari Therapeutics, Inc.

3.3*	Bylaws of Mentari Therapeutics, Inc.

4.1	Form of Specific Common Share Certificate (incorporated herein by reference to Exhibit 4.3 to the Registration Statement on Form S-1 filed with the SEC on July 13, 2021).

4.2	Form of Common Shares Purchase Warrant (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the SEC on November 12, 2020).

4.3	Form of Common Shares Purchase Warrant (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the SEC on February 5, 2021).

4.4	Form of Series A Warrant (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the SEC on June 30, 2021).

4.5	Form of Pre-Funded Warrants (incorporated herein by reference to Exhibit 4.2 to the Current Report on Form 8-K filed with the SEC on June 30, 2021).

4.6	Form of Preferred Investment Option (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the SEC on June 6, 2022).

4.7	Form of Pre-Funded Warrant (incorporated herein by reference to Exhibit 4.2 to the Current Report on Form 8-K filed with the SEC on June 6, 2022).

4.8	Form of Pre-Funded Warrant (incorporated herein by reference to Exhibit 4.3 to the Current Report on Form 8-K filed with the SEC on June 6, 2022).

4.9	Warrant Amendment Agreement (incorporated herein by reference to Exhibit 4.4 to the Current Report on Form 8-K filed with the SEC on June 6, 2022).

4.10	Form of Pre-Funded Warrant (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the SEC on September 14, 2022).

4.11	Form of Preferred Investment Option (incorporated herein by reference to Exhibit 4.2 to the Current Report on Form 8-K filed with the SEC on September 14, 2022).

4.12	Form of Placement Agent Preferred Investment Option (incorporated herein by reference to Exhibit 4.3 to the Current Report on Form 8-K filed with the SEC on September 14, 2022).

4.13	Form of Pre-Funded Warrant (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the SEC on June 30, 2025).

4.14	Form of Preferred Investment Option (incorporated herein by reference to Exhibit 4.2 to the Current Report on Form 8-K filed with the SEC on June 30, 2025).

Exhibit Number	Description

4.15	Form of Placement Agent Preferred Investment Option (incorporated herein by reference to Exhibit 4.3 to the Current Report on Form 8-K filed with the SEC on June 30, 2025).

4.16	Form of Existing Investment Option Amendment (incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed with the SEC on June 30, 2025).

4.17	Sabby Preferred Investment Option Amending Agreement (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on April 27, 2026).

4.18	Wainwright Preferred Investment Option Amending Agreement (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the SEC on April 27, 2026).

4.19	Armistice Preferred Investment Option Amending Agreement (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on May 19, 2026).

4.20*	Form of Mentari Pre-Funded Warrant

5.1**	Opinion of Norton Rose Fulbright Canada LLP.

8.1**	Form of Tax Opinion of Gibson, Dunn & Crutcher LLP

10.1*	Form of InMed Support Agreement (included in Annex C to the proxy statement/prospectus and incorporated herein by reference).

10.2*	Form of Mentari Support Agreement (included in Annex D to the proxy statement/prospectus and incorporated herein by reference).

10.3*	Form of Lock-Up Agreement (included in Annex E to the proxy statement/prospectus and incorporated herein by reference).

10.4*	Form of CVR Agreement (included in Annex F to the proxy statement/prospectus and incorporated herein by reference).

10.5#	InMed Pharmaceuticals Inc. 2017 Amended and Restated Stock Option Plan, as amended (incorporated herein by reference to Exhibit 4.2 to the Registration Statement on Form S-8 filed with the SEC on March 5, 2021).

10.6#	Form of Stock Option Agreement pursuant to the InMed Pharmaceuticals Inc. 2017 Amended and Restated Stock Option Plan (incorporated herein by reference to Exhibit 4.3 to the Registration Statement on Form S-8 filed with the SEC on March 5, 2021).

10.7#	Amended and Restated Executive Employment Agreement, dated March 1, 2021, between Eric A. Adams and InMed Pharmaceuticals Inc. (incorporated herein by reference to Exhibit 10.3 to the Registration Statement on Form S-1 filed with the SEC on July 13, 2021).

10.8#	Amendment dated July 11, 2022 to Eric Adams’ Employment Agreement dated March 1, 2021 (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on July 18, 2022).

10.9#	Amended and Restated Executive Employment Agreement, dated March 1, 2021, between Eric Hsu and InMed Pharmaceuticals Inc. (incorporated herein by reference to Exhibit 10.4 to the Registration Statement on Form S-1 filed with the SEC on July 13, 2021).

10.10#	Employment Agreement dated July 15, 2022, between InMed Pharmaceuticals Inc. and Michael Woudenberg (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on July 20, 2022).

10.11#	Form of InMed Pharmaceuticals Inc. Indemnity Agreement entered into with each member of the board of directors and executive officers (incorporated herein by reference to Exhibit 10.10 to the Annual Report on Form 10-K filed with the SEC on September 24, 2021).

Exhibit Number	Description

10.12#	Scientific Advisory Board Consulting Agreement, dated as of September 4, 2024, between the Company and Barry Greenberg, Ph.D. (incorporated herein by reference to Exhibit 10.20 to the Annual Report on Form 10-K filed with the SEC on September 30, 2024).

10.13#	Form of Inducement Letter, dated October 24, 2023 (incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed with the SEC on October 30, 2023).

10.14	At the Market Offering Agreement dated April 7, 2022 by and between InMed Pharmaceuticals Inc. and H.C. Wainwright & Co., LLC (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on April 7, 2022).

10.15	Amendment No. 1, dated June 27, 2024, to the At the Market Offering Agreement dated April 7, 2022 by and between InMed Pharmaceuticals Inc. and H.C. Wainwright & Co., LLC (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on June 28, 2024).

10.16	Form of Securities Purchase Agreement, dated October 24, 2023 (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on October 30, 2023).

10.17	Standy Equity Purchase Agreement, dated December 13, 2024, by and between InMed Pharmaceuticals Inc. and YA II PN, LTD (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on December 18, 2024).

10.18	Amendment to Standy Equity Purchase Agreement, dated June 13, 2025, by and between InMed Pharmaceuticals Inc. and YA II PN, LTD (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on June 13, 2025).

10.19	Form of Securities Purchase Agreement, dated June 24, 2025 (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on June 30, 2025).

10.20	Form of Registration Rights Agreement, dated June 24, 2025 (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the SEC on June 30, 2025).

10.21	Securities Purchase Agreement, dated as of May 19, 2026, by and among Mentari Therapeutics, Inc. and the Investors listed therein (incorporated herein by reference to Exhibit 10.5 to the Current Report on Form 8-K filed with the SEC on May 19, 2026).

10.22#*	Mentari Therapeutics, Inc. 2025 Equity Incentive Plan.

10.23#*	First Amendment to the Mentari Therapeutics, Inc. 2025 Equity Incentive Plan.

10.24#**	Mentari Therapeutics, Inc. 2026 Stock Incentive Plan (included in Annex O to the proxy statement/prospectus and incorporated herein by reference).

10.25#**	Mentari Therapeutics, Inc. 2026 Employee Stock Purchase Plan (included in Annex P to the proxy statement/prospectus and incorporated herein by reference).

10.26#*	Form of Restricted Stock Agreement of Mentari Therapeutics, Inc.

10.27#*	Form of Stock Option Agreement under Mentari Therapeutics, Inc. 2025 Equity Incentive Plan.

10.28#*	Form of Indemnification Agreement between Mentari Therapeutics, Inc. and its directors and officers.

10.29†††**	Antibody Discovery and Option Agreement, effective as of September 4, 2025, by and among Paragon Therapeutics, Inc., Paratari Holding LLC, and Mentari Therapeutics, Inc.

10.30†††**	Amendment to Antibody Discovery and Option Agreement, effective as of July 1, 2026, by and among Paragon Therapeutics, Inc., Paratari Holding LLC, and Mentari Therapeutics, Inc.

Exhibit Number	Description

10.31††**	Cell Line License Agreement, effective as of November 3, 2025, by and between Mentari Therapeutics, Inc. and WuXi Biologics (Shanghai) Co., Ltd.

10.32†††**	Biologics Master Services Agreement, dated as of October 24, 2025, by and between Mentari Therapeutics, Inc. and WuXi Biologics (Hong Kong) Limited.

10.33†††**	Antibody Discovery and Option Agreement, effective as of July 1, 2026, by and among Paragon Laboratories, Inc. and Mentari Therapeutics, Inc.

10.34†††**	MT-001 and MT-002 License Agreement, dated July 1, 2026, by and between Paragon Therapeutics, Inc. and Mentari Therapeutics, Inc.

10.35*	Warrant to Purchase Common Stock, issued on December 31, 2025 by Mentari Therapeutics, Inc. to Paratari Holding LLC.

23.1*	Consent of CBIZ CPAs P.C, independent registered public accounting firm of InMed Pharmaceuticals Inc.

23.2*	Consent of Marcum LLP, former independent registered public accounting firm of InMed Pharmaceuticals Inc.

23.3*	Consent of Ernst & Young LLP, independent registered public accounting firm of Mentari Therapeutics, Inc.

23.4**	Consent of Norton Rose Fulbright Canada LLP (included in Exhibit 5.1).

23.5**	Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit 8.1).

24.1*	Power of Attorney (included in the signature page hereto).

99.1*	Consent of Julianne Bruno to serve as a director of InMed Pharmaceuticals Inc., to be renamed Mentari Therapeutics, Inc.

99.2*	Consent of Michelle Pernice to serve as a director of InMed Pharmaceuticals Inc., to be renamed Mentari Therapeutics, Inc.

99.3*	Consent of Laura Sandler to serve as a director of InMed Pharmaceuticals Inc., to be renamed Mentari Therapeutics, Inc.

99.4*	Consent of Lucid Capital Markets, LLC.

99.5**	Form of Proxy (included in Annex Q to the proxy statement/prospectus and incorporated herein by reference).

101.INS	XBRL Instance Document.

101.SCH	XBRL Taxonomy Extension Schema.

101.CAL	XBRL Taxonomy Extension Calculation Linkbase.

101.DEF	XBRL Taxonomy Extension Definition Linkbase.

101.LAB	XBRL Taxonomy Extension Label Linkbase.

101.PRE	XBRL Taxonomy Extension Presentation Linkbase.

104	Cover Page Interactive Data File. Formatted in Inline XBRL and contained in exhibit 101.

107*	Filing Fee Table.

*	Filed herewith.
**	To be filed by amendment.

#	Indicates management contract or compensatory plan or arrangement.
†

Exhibits and/or schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant hereby undertakes to furnish supplementally copies of any of the omitted exhibits and schedules upon request by the SEC; provided, however, that the registrant may request confidential treatment pursuant to Rule 24b-2 under the Exchange Act for any exhibits or schedules so furnished.

††	Certain portions of this exhibit (indicated by “[***]”) have been omitted because they are both (i) not material and (ii) customarily and actually treated as private or confidential.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-4 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Vancouver, British Columbia, Canada, on July 2, 2026.

INMED PHARMACEUTICALS INC.

By:	/s/ ERIC A. ADAMS
Eric A. Adams
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Eric A. Adams and Netta Jagpal, and each of them individually, as his or her true and lawful attorney-in-fact and agent, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments and any related registration statements filed pursuant to Rule 462 and otherwise), and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent and full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that said attorney-in-fact and agent, or any substitute or resubstitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons on behalf of the registrant and in the capacities indicated on July 2, 2026.

Signature	Title

/s/ ERIC A. ADAMS Eric A. Adams	President, Chief Executive Officer and Director (Principal Executive Officer)

/S/ NETTA JAGPAL Netta Jagpal	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

/S/ ANDREW HULL Andrew Hull	Director

/S/ NICOLE LEMEROND Nicole Lemerond	Director

/S/ NEIL KLOMPAS Neil Klompas	Director

/S/ JOHN BATHERY John Bathery	Director